Form 20-F
period 2002-12-31
TELEFONOS DE MEXICO S A DE C V
filed 2003-06-25
CIK 866213

As filed with the Securities and Exchange Commission on June 25, 2003.

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

Commission File Number: 1-10749

Teléfonos de México, S.A. de C.V.

(Exact name of registrant as specified in its charter)

Telephones of Mexico

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Parque Vía 190, Colonia Cuauhtémoc, 06599 México, D.F., México

(Address of principal executive offices)

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing 20 Series L Shares, without par value (“L Share ADSs”)	New York Stock Exchange

Series L Shares, without par value (“L Shares”)	New York Stock Exchange (for listing purposes only)

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

American Depositary Shares, each representing 20 Series A Shares, without par value (“A Share ADSs”)

Series A Shares, without par value (“A Shares”)

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d) OF THE ACT: None

The number of outstanding shares of each class of capital or common stock as of December 31, 2002 was:

4,136 million	AA Shares
289 million	A Shares
8,352 million	L Shares

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

    Yes  ☒     No  ☐

Indicate by check mark which financial statement item the registrant has elected to  follow.

    Item 17  ☐    Item 18  ☒

i

Item 3. Key Information

Selected Financial Data

The selected consolidated financial data set forth below have been derived from our audited consolidated financial statements for each of the years in the five-year period ended December 31, 2002, which have been reported on by Mancera, S.C., a member of Ernst & Young Global, independent public accountants. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and notes thereto included elsewhere in this Annual Report.

Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Mexico, or Mexican GAAP, which differ in certain respects from generally accepted accounting principles in the United States, or U.S. GAAP. Note 18 to our audited consolidated financial statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP, as they relate to us; a reconciliation to U.S. GAAP of operating income, net income and total stockholders’ equity; and a condensed statement of cash flows under U.S. GAAP.

Pursuant to Mexican GAAP, in the consolidated financial statements and the selected consolidated financial data set forth below:

•	nonmonetary assets (including plant, property and equipment of Mexican origin) and stockholders’ equity are restated for inflation based on the Mexican National Consumer Price Index; plant, property and equipment of non-Mexican origin are restated based on the rate of inflation in the country of origin and converted into Mexican pesos using the prevailing exchange rate at the balance sheet date,

•	gains and losses in purchasing power from holding monetary assets and liabilities are recognized in income, and

•	all financial statements are restated in constant pesos as of December 31, 2002.

We have not reversed the effect of inflation accounting under Mexican GAAP in the reconciliation to U.S. GAAP of our net income and stockholders’ equity, except with respect to the methodology for restatement of plant, property and equipment of non-Mexican origin. See Note 18 to the consolidated financial statements.

	Year ended December 31,
	2002		2001		2000		1999		1998
	(in millions of constant pesos as of December 31, 2002, except per share data)
Income Statement Data:
Mexican GAAP:
Operating revenues	P.	112,860	P.	117,292	P.	112,630	P.	102,402	P.	96,576
Operating costs and expenses		73,243		72,273		68,817		61,462		58,685
Operating income		39,617		45,019		43,813		40,940		37,891
Income from continuing operations		19,568		24,833		27,585		25,065		17,312
Income from discontinued operations(1)		—		—		1,626		5,147		4,837
Net income		19,568		24,833		29,211		30,212		22,149
Income per share from continuing operations—Basic(2)		1.507		1.834		1.880		1.661		1.096
Income per share from continuing operations—Diluted(2)		1.482		1.721		1.779		1.621		1.096
Net income per share—Basic(2)		1.507		1.834		1.991		2.002		1.401
Net income per share—Diluted(2)		1.482		1.721		1.885		1.957		1.401
Dividends per share(2)(3)		0.545		0.490		0.445		0.388		0.350

U.S. GAAP:
Operating revenues	P.	112,860	P.	117,292	P.	112,630	P.	102,402	P.	96,576
Operating costs and expenses		78,652		80,109		75,360		68,371		64,847
Operating income		34,208		37,183		37,270		34,031		31,729
Income from continuing operations		17,760		21,378		25,531		23,880		16,891
Income from discontinued operations(1)		—		—		1,376		4,304		4,220
Net income		17,760		21,378		26,907		28,184		21,111
Income per share from continuing operations—Basic(2)		1.368		1.579		1.740		1.582		1.069
Income per share from continuing operations—Diluted(2)		1.349		1.478		1.645		1.544		1.069
Net income per share—Basic(2)		1.368		1.579		1.834		1.868		1.336
Net income per share—Diluted(2)		1.349		1.478		1.735		1.825		1.336
Dividends per share(2)(3)		0.545		0.490		0.445		0.388		0.350

	December 31,
	2002		2001		2000		1999		1998
	(in millions of constant pesos as of December 31, 2002)
Balance Sheet Data:
Mexican GAAP:
Plant, property and equipment, net	P.	122,956	P.	120,978	P.	117,544	P.	117,759	P.	136,516
Total assets of continuing operations		168,792		165,855		173,125		164,241		175,503
Total assets of discontinued operations(1)		—		—		—		73,629		58,020

Total assets		168,792		165,855		173,125		237,870		233,523
Total debt		66,134		73,717		82,116		58,771		65,495
Total stockholders’ equity(4)		61,164		53,656		54,569		147,048		143,016
U.S. GAAP:
Plant, property and equipment, net	P.	133,771	P.	143,096	P.	136,111	P.	138,231	P.	150,023
Total assets of continuing operations		180,960		189,356		193,817		187,187		192,076
Total assets of discontinued operations(1)		—		—		—		74,377		58,847

Total assets		180,960		189,356		193,817		261,564		250,923
Total debt		66,134		73,717		82,116		58,771		65,495
Total stockholders’ equity(4)		57,800		55,917		53,451		136,031		125,412

(1)	In 1998, 1999 and 2000 the businesses we spun off to América Móvil in September 2000 are presented as discontinued operations. See “Telmex—History” under Item 4.
(2)	We have not presented net income or dividends on a per ADS basis. Each L Share ADS represents twenty L Shares and each A Share ADS represents twenty A Shares.
(3)	Nominal amounts.
(4)	The decrease in 2000 was due to the spin-off of América Móvil.

EXCHANGE RATES

Mexico has a free market for foreign exchange, and the Mexican government allows the peso to float freely against the U.S. dollar. For much of 1998, the foreign exchange markets were volatile as a result of financial crises in Asia and Russia and financial turmoil in certain Latin American countries, including Brazil and Venezuela. The peso declined during this period, but was relatively stable from 1999 until 2001. In 2002 and early 2003 the peso declined significantly, but in March 2003, it began to rise in value. There can be no assurance that the government will maintain its current policies with regard to the peso or that the peso will not further depreciate or appreciate significantly in the future.

The following table sets forth, for the periods indicated, the high, low, average and period-end noon buying rate in New York City for cable transfers in pesos published by the Federal Reserve Bank of New York, expressed in pesos per U.S. dollar. The rates have not been restated in constant currency units.

Period	High		Low		Average(1)		Period End
1998	P.	8.04	P.	10.63	P.	9.24	P.	9.90
1999		9.24		10.60		9.56		9.48
2000		9.18		10.09		9.47		9.62
2001		8.95		9.97		9.33		9.16
2002		9.00		10.43		9.66		10.43

2002:
December		10.10		10.43		10.23		10.43

2003:
January		10.32		10.98		10.62		10.90
February		10.06		10.77		10.95		11.03
March		10.66		11.24		10.91		10.78
April		10.31		10.77		10.59		10.31
May		10.11		10.42		10.25		10.34

(1)	In the case of annual periods, average of month-end rates.

On June 24, 2003 the noon buying rate was P.10.5320 to U.S.$1.00.

We will pay any cash dividends in pesos, and exchange rate fluctuations will affect the U.S. dollar amounts received by holders of ADSs on conversion by the depositary of cash dividends on the shares represented by such ADSs. Fluctuations in the exchange rate between the peso and the U.S. dollar have affected the U.S. dollar equivalent of the peso price of our shares on the Mexican Stock Exchange and, as a result, have also affected the market price of the ADSs.

RISK FACTORS

Risks Relating to Our Business Generally

Increasing Competition Could Adversely Affect Our Revenues and Profitability

Our results of operations have been affected by the opening of the Mexican market for long distance services to competition beginning in August 1996 and the availability of interconnection to our network beginning January 1, 1997. Competing carriers have won a share of the long distance market, and prices have fallen steadily as real rates have fallen and customer discounts have increased. The effects of increased competition have been particularly severe in international long distance service, where our revenues declined from 1996 through 1998 and again in 2000 through 2002. We believe the decline in our international traffic volume has been adversely affected by an unauthorized practice referred to as “illegal bypass,” which occurs when an incoming international call is routed into Mexico through private circuits or other channels and then handled as a domestic call. We estimate that illegal bypass represented a loss of revenues of approximately P.1,157 million in 2002, an amount equal to 12.2% of our total international long distance revenue for that year. The practice is difficult to prevent and is likely to arise whenever there is a substantial price advantage to be gained by competing carriers.

Competition in local service, principally from wireless service providers, has been developing since 1999. In December 2002, there were approximately 26.2 million cellular lines in service compared with approximately 15.4 million fixed lines in service (14.4 million of which are part of our network). At present, 19 competitive fixed-line local operators have been granted licenses, primarily in Mexico City, Guadalajara, Monterrey, Puebla and other large cities.

The effects of increased competition on our business are highly uncertain and will depend on a variety of factors, including Mexican economic conditions, regulatory developments including the lowering of interconnection fees, the behavior of our customers and competitors and the effectiveness of measures we take.

Dominant Carrier Regulations and Other Regulatory Developments Could Hurt Our Business by Limiting Our Ability to Pursue Competitive and Profitable Strategies

Our business is subject to extensive regulation, and it can be adversely affected by changes in law, regulation or regulatory policy. The Mexican Competition Commission has determined that we are a dominant provider of certain telecommunications services, and Mexican law provides for the regulatory authorities to impose additional regulations on a dominant provider. In September 2000, the Mexican Federal Telecommunications Commission (Comisión Federal de Telecomunicaciones, or “Cofetel”) adopted regulations that apply specifically to us as a dominant carrier. In 2001, a Mexican court held that the determination that we are a dominant carrier was procedurally defective, but the Mexican Competition Commission promptly addressed the defect and issued a second resolution with the same findings. We have brought legal proceedings challenging the validity of the Competition Commission’s second resolution. In May 2002, a federal court nullified several resolutions issued by the Competition Commission and Cofetel, including the September 2000 resolution adopting the dominant carrier regulations. We cannot predict the outcome of the proceedings regarding the Competition Commission or whether Cofetel will issue new regulations that are substantially similar to the prior dominant carrier regulations. We believe that if dominant carrier regulations are eventually implemented, the new rules and the related regulatory procedures will reduce our flexibility to adopt competitive tariff policies.

The United States has initiated World Trade Organization (WTO) dispute settlement with Mexico regarding alleged illegal barriers to competition in the Mexican telecommunications market. The United States claims that Mexico has not complied with its WTO commitments, alleging in particular that (i) Mexico has not ensured that we provide international termination to U.S. telecommunications carriers at “cost-based” and “reasonable” rates, (ii) Mexico has failed to ensure that U.S. companies can route their calls into and out of Mexico over leased lines and (iii) Mexico’s rules authorizing the Mexican carrier with the largest market share to negotiate rates on behalf of all Mexican carriers are anticompetitive. An adverse decision by the WTO could lead to trade sanctions against Mexico and could prompt changes in regulation affecting our business.

Shifting Usage Patterns Could Adversely Affect Our Revenues

Our fixed-line network services face increasing competition due to shifting usage patterns resulting from the adoption of popular new technologies, including wireless devices for voice and other communications, and the subsequent substitution of these technologies for fixed-line phones. For example, we estimate that an increasing proportion of calls that previously would have been made over our fixed network are now being made on wireless telephones outside our network. There can be no assurance that this process will not adversely affect our traffic volume and our results of operations.

Risks Relating to Our Controlling Shareholder and Capital Structure

We Are Controlled by One Shareholder

A majority of the voting shares of our company (68.9% as of April 30, 2003) is indirectly controlled by Carso Global Telecom, S.A. de C.V., which is controlled by Carlos Slim Helú and members of his immediate family. Carso Global Telecom has the effective power to designate a majority of the members of our Board of Directors and to determine the outcome of other actions requiring a vote of the shareholders, except in very limited cases that require a vote of the holders of L Shares.

The Protections Afforded to Minority Shareholders in Mexico Are Different from Those in the United States

Under Mexican law, the protections afforded to minority shareholders are different from those in the United States. In particular, the law concerning fiduciary duties of directors is not well developed, there is no procedure for class actions or shareholder derivative actions and there are different procedural requirements for bringing shareholder lawsuits. As a result, in practice it may be more difficult for minority shareholders of Telmex to enforce their rights against us or our directors or controlling shareholder than it would be for shareholders of a U.S. company.

We Engage in Transactions with Affiliates That May Create the Potential for Conflicts of Interest

We engage in transactions with certain subsidiaries of Grupo Carso, S.A. de C.V. and Grupo Financiero Inbursa, S.A., both of which are under common control with Carso Global Telecom. Transactions with subsidiaries of Grupo Carso include the purchase of network construction services and materials, and transactions with Grupo Financiero Inbursa include banking services and insurance. We also engage in transactions with América Móvil, which is controlled by América Telecom, S.A. de C.V. América Telecom, like Carso Global Telecom, is controlled by Carlos Slim Helú and members of his immediate family. Transactions with América Móvil include agreements implementing the spin-off of certain of our businesses to América Móvil and providing for transitional services, as well as ongoing commercial relationships. We also make investments jointly with our affiliates as well as sell our investments to our affiliates. Investment transactions with our affiliates include an investment in Prodigy Communications Corporation, or Prodigy (which we sold to an affiliate of SBC International in November 2001), an investment in The Telvista Company and the sale of our subsidiary Kb/Tel. Our transactions with affiliates may create the potential for conflicts of interest.

Holders of L Shares and L Share ADSs Have Limited Voting Rights

Our bylaws provide that holders of L Shares are not permitted to vote except on such limited matters as the transformation or merger of Telmex or the cancellation of registration of the L Shares with the Mexican National Banking and Securities Commission or any stock exchange on which they are listed. If you hold L Shares or L Share ADSs, you will not be able to vote on most matters, including the declaration of dividends, that are subject to a shareholder vote in accordance with our bylaws.

Holders of ADSs Are Not Entitled to Attend Shareholders’ Meetings, and They May Only Vote Through the Depositary

Under Mexican law, a shareholder is required to deposit its shares with a Mexican custodian in order to attend a shareholders’ meeting. A holder of ADSs will not be able to meet this requirement, and accordingly is not entitled to attend shareholders’ meetings. A holder of ADSs is entitled to instruct the depositary as to how to vote the shares represented by ADSs, in accordance with procedures provided for in the deposit agreements, but a holder of ADSs will not be able to vote its shares directly at a shareholders’ meeting or to appoint a proxy to do so.

You May Not Be Entitled to Participate in Future Preemptive Rights Offerings

Under Mexican law, if we issue new shares for cash as part of a capital increase, we generally must grant our shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage in Telmex. Rights to purchase shares in these circumstances are known as preemptive rights. We may not legally be permitted to allow holders of ADSs or holders of L Shares or A Shares in the United States to exercise any preemptive rights in any future capital increase unless we file a registration statement with the U.S. Securities and Exchange Commission, or SEC, with respect to that future issuance of shares. At the time of any future capital increase, we will evaluate the costs and potential liabilities associated with filing a registration statement with the SEC and any other factors that we consider important to determine whether we will file such a registration statement.

We cannot assure you that we will file a registration statement with the SEC to allow holders of ADSs or U.S. holders of L Shares or A Shares to participate in a preemptive rights offering. As a result, the equity interest of such holders in Telmex may be diluted proportionately. In addition, under current Mexican law, it is not practicable for the depositary to sell preemptive rights and distribute the proceeds from such sales to ADS holders.

Our Bylaws Restrict Transfers of Shares in Some Circumstances

Our bylaws provide that any acquisition or transfer of more than 10% of our capital stock by any person or group of persons acting together requires the approval of our Board of Directors. If you wish to acquire or transfer more than 10% of our capital stock, you will not be able to do so without the approval of the Board of Directors.

Our Bylaws Restrict the Ability of Non-Mexican Shareholders to Invoke the Protection of Their Governments with Respect to Their Rights as Shareholders

As required by Mexican law, our bylaws provide that non-Mexican shareholders shall be considered as Mexicans in respect of their ownership interests in Telmex and shall be deemed to have agreed not to invoke the protection of their governments in certain circumstances. Under this provision, a non-Mexican shareholder is deemed to have agreed not to invoke the protection of his own government by asking such government to interpose a diplomatic claim against the Mexican government with respect to the shareholder’s rights as a shareholder, but is not deemed to have waived any other rights it may have, including any rights under the U.S. securities laws, with respect to its investment in Telmex. If you invoke such governmental protection in violation of this agreement, your shares could be forfeited to the Mexican government.

Our Bylaws May Only Be Enforced in Mexico

Our bylaws provide that legal actions relating to the execution, interpretation or performance of the bylaws may be brought only in Mexican courts. As a result, it may be difficult for non-Mexican shareholders to enforce their shareholder rights pursuant to the bylaws.

It May Be Difficult to Enforce Civil Liabilities Against Us or Our Directors, Officers and Controlling Persons

Telmex is organized under the laws of Mexico, and most of our directors, officers and controlling persons reside outside the United States. In addition, all or a substantial portion of our assets and their assets are located in Mexico. As a result, it may be difficult for investors to effect service of process within the United States on such persons or to enforce judgments against them, including in any action based on civil liabilities under the U.S. federal securities laws. There is doubt as to the enforceability against such persons in Mexico, whether in original actions or in actions to enforce judgments of U.S. courts, of liabilities based solely on the U.S. federal securities laws.

Risks Relating to Developments in Mexico and Other Emerging Market Countries

Economic and Political Developments May Adversely Affect Our Business

Our business operations and assets are located in Mexico. As a result, our business may be significantly affected by the general condition of the Mexican economy, by devaluation of the peso, by inflation and high interest rates in Mexico, or by political developments in Mexico.

Mexico Has Experienced Adverse Economic Conditions

Mexico has experienced a prolonged period of slow growth since 2001 primarily as a result of the downturn in the U.S. economy. In 2002, Mexico’s gross domestic product, or GDP, grew by 0.9% and inflation rose to 5.7%. In 2001, GDP declined by 0.3% while inflation decreased to 4.4%. For 2003, the Mexican government has estimated that GDP growth will be 3.0% and inflation is expected to be 3.0%, though these estimates may not prove to be accurate.

If the Mexican economy falls into a recession or if inflation and interest rates increase significantly, our business, financial condition and results of operations could suffer material adverse consequences because, among other things, demand for telecommunications services may decrease and consumers may find it difficult to pay for the services we offer.

Depreciation or Fluctuation of the Peso Relative to the U.S. Dollar Could Adversely Affect Our Financial Condition and Results of Operations

Primarily because of our U.S. dollar-denominated indebtedness, we are affected by fluctuations in the value of the peso against the U.S. dollar. In 2002, the peso depreciated against the U.S. dollar at year-end by approximately 12.8%, and the average value of the peso against the U.S. dollar during 2002 was 4.2% lower than in 2001, contributing to our net foreign exchange loss of P.4,445 million at year-end 2002. In 2001, the peso appreciated against the U.S. dollar by 4.8% at year-end, and the average value of the peso against the U.S. dollar during 2001 was 1.7% higher than in 2000. In 2000, the peso depreciated slightly against the U.S. dollar at year-end, but the average value of the peso against the U.S. dollar during 2000 was 1.0% higher than in 1999. Future depreciation or devaluation of the peso may result in further net foreign exchange losses.

Severe devaluation or depreciation of the peso may also result in disruption of the international foreign exchange markets and may limit our ability to transfer or to convert pesos into U.S. dollars and other currencies for the purpose of making timely payments of interest and principal on our indebtedness. While the Mexican government does not currently restrict, and for many years has not restricted, the right or ability of Mexican or foreign persons or entities to convert pesos into U.S. dollars or to transfer other currencies out of Mexico, the government could institute restrictive exchange rate policies in the future. Currency fluctuations will probably continue to affect our financial income and expense and our revenues from international settlements.

High Levels of Inflation and High Interest Rates in Mexico Could Adversely Affect Our Financial Condition and Results of Operations

Mexico has experienced high levels of inflation and high domestic interest rates. The annual rate of inflation, as measured by changes in the National Consumer Price Index, was 5.7% for 2002. Inflation for the first quarter of 2003 was 1.3%. If inflation in Mexico does not remain within the government’s projections, we might not be able to raise our rates to keep pace with inflation, and more generally, the adverse effects of high inflation on the Mexican economy might result in lower demand or lower growth in demand for telecommunications services.

Interest rates on 28-day Mexican treasury bills, or Cetes, averaged 7.1% during 2002. On April 30, 2003, the 28-day Cetes rate was 6.7%. High interest rates in Mexico could adversely affect our financing costs.

Developments in the U.S. Economy May Adversely Affect Our Business

Economic conditions in Mexico are heavily influenced by the condition of the U.S. economy due to various factors, including commercial trade pursuant to the North American Free Trade Agreement (NAFTA), U.S. investment in Mexico and immigration in the United States. Events and conditions affecting the U.S. economy may adversely affect our business, results of operations, prospects and financial condition.

Developments in Other Emerging Market Countries May Adversely Affect the Market Price of Our Securities

The market value of securities of Mexican companies is, to varying degrees, affected by economic and market conditions in other emerging market countries. Although economic conditions in such countries may differ significantly from economic conditions in Mexico, investors’ reactions to developments in any of these other countries may have an adverse effect on the market value of securities of Mexican issuers. In late October 1997, prices of both Mexican debt securities and

Mexican equity securities dropped substantially, precipitated by a sharp drop in value of Asian markets. Similarly, in the second half of 1998, prices of Mexican securities were adversely affected by the economic crises in Russia and in Brazil. There can be no assurance that the market value of our securities would not be adversely affected by events elsewhere, especially in emerging market countries.

Political Events in Mexico Could Affect Mexican Economic Policy and Our Operations

The national elections held in July 2000 ended 71 years of rule by the Institutional Revolutionary Party (“PRI”) with the election of president Vicente Fox, a member of the National Action Party (“PAN”), and resulted in the increased representation of opposition parties in the Mexican Congress and in mayoral and gubernatorial positions. Neither the PRI nor the PAN currently has a majority in the Congress or Senate. The lack of a majority party in the legislature and the lack of alignment between the legislature and the President has resulted in deadlock and has prevented the timely implementation of legislative and economic reforms. Continued delays could have a material adverse effect on the Mexican economy and on our business.

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports to the SEC on Form 6-K, in our annual report to shareholders, in offering circulars and prospectuses, in press releases and other written materials, and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of such forward-looking statements include:

•	projections of operating revenues, net income (loss), net income (loss) per share, capital expenditures, dividends, capital structure or other financial items or ratios,

•	statements of our plans, objectives or goals, including those relating to competition, regulation and rates,

•	statements about our future economic performance or that of Mexico or other countries, and

•	statements of assumptions underlying such statements.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying them.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Risk Factors” beginning on page 4, include economic and political conditions and government policies in Mexico or elsewhere, inflation rates, exchange rates, regulatory developments, technological improvements, customer demand and competition. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements.

Forward-looking statements speak only as of the date they are made. We do not undertake to update such statements in light of new information or new developments.

ITEM 4. INFORMATION ON THE COMPANY

TELMEX

We own and operate the largest telecommunications system in Mexico. We are the only nationwide provider of fixed-line telephony services and the leading provider of fixed local and long distance telephone services as well as Internet access in Mexico. We also provide other telecommunications and telecommunications-related services such as connectivity, Internet services, directory and interconnection services to other carriers and paging service.

At March 31, 2003, we had 14.7 million local fixed lines in service, up 8.3% over March 31, 2002. In long distance services, we estimate that during December 2002, our share of traffic in cities open to competition was 73.3% for domestic long distance and 68.7% for international long distance calls originating in Mexico.

Of our consolidated revenues in 2002, 47.1% was attributable to local service, 34.0% was attributable to long distance service and 13.8% was attributable to interconnection. Included in long distance revenues are revenues from connectivity (which consists of data transmission services for private and shared networks), accounting for 5.9% of consolidated revenues, and Internet services, accounting for 5.1% of consolidated revenues. Other services, including yellow pages and equipment sales, accounted for 5.1% of consolidated revenues.

History

We were formed in 1947 under private foreign ownership to acquire the Mexican telephone business of a wholly-owned subsidiary of the L.M. Ericsson group of Sweden. In 1950, we acquired the Mexican telephone business of a wholly-owned subsidiary of the International Telephone and Telegraph Company, which operated the only other national telephone network in Mexico at that time. In 1972, the Mexican federal government acquired the majority of our capital stock. In December 1990, the government sold shares representing voting control of our company. The government sold the balance of its shares in a series of transactions beginning in May 1991.

In September 2000, we spun off our Mexican wireless business and, with limited exceptions, our international operations into América Móvil, a new Mexican corporation. The spin-off was conducted by means of the procedure under Mexican corporate law called escisión. The spin-off was completed on February 7, 2001, when shares and ADSs of América Móvil started trading separately from our shares and ADSs on the Mexican Stock Exchange, the New York Stock Exchange and NASDAQ.

In the years since our privatization, we have evolved from a state-owned commodity business to a fully integrated private-sector service provider. Consumption of telephone services has grown rapidly as we modernized our equipment, rebuilt our external infrastructure, optimized our network architecture, digitalized our local and long distance switches and built a fully redundant nationwide fiber optic network. We have expanded both the volume and scope of our services, to reach 20,848 communities and provide a range of services from the most essential voice communications to products where voice, data and video converge.

Business Strategy

We operate in the Mexican markets for wireline voice telecommunications and Internet and data service. We expect that these markets will see continuing growth in demand, increasingly intense competition and growing diversification of service offerings, particularly if the Mexican and U.S.

economies recover. We expect that any decline in our market share as a result of increasing competition will be at least partly offset by the overall growth in the market. We think our strengths under these conditions include the following:

•	our strong competitive position in the Mexican markets for fixed voice telephony and Internet and data businesses, with nationwide coverage, the largest market share and strong brand recognition;

•	our ability to offer integrated telecommunications solutions throughout Mexico;

•	the size and technological sophistication of our network infrastructure, which includes Mexico’s largest fiber optic network; and

•	our strong financial position and stable cash flow.

We intend to maintain our leadership in traditional wireline voice telecommunications and to take advantage of the potential for growth in connectivity and Internet-related businesses in Mexico. To this end, our business strategy highlights the following:

•	For our lower income customers and those affected by the current economic downturn, we provide extensive prepaid offerings, ranging from prepaid cards for use in public telephones to prepaid residential services, including “Multifon Home” (Multifon Hogar) and Multifon Kit. We also offer a discounted Internet access plan for use during off-peak hours.

•	We have tailored our products and services to meet customer needs. For customers of our telecommunications services, we have emphasized enhanced services such as caller ID, call waiting, three-way calling, call forwarding and voice mail. For Internet access accounts, we have expanded our Prodigy Internet Plus, or PIP, product line and introduced nationwide access numbers.

•	We are meeting the growing demand for online applications and services by expanding our fiber optic network’s coverage in urban areas and increasing availability through asymmetric digital subscriber line (ADSL) technology marketed under the brand name Prodigy Infinitum. We are also working to expand broadband availability beyond the 1,036 service areas we currently reach.

•	We are anticipating and fulfilling commercial customer needs in distinctive sectors, including large corporations, medium-sized businesses, entrepreneurs and home-based businesses, by focusing on designing and operating their networks.

•	While building on our core voice communications business with its strong penetration and brand recognition, we are promoting our ability to provide integrated value-added services, including connectivity, advanced data services, hosting of data processing functions, e-commerce support, customer premises equipment and tailored business solutions for particular industries.

•	We are implementing a transition in network design that will gradually integrate our separate service infrastructures and management systems under a common infrastructure with high speed multi-service nodes that have the capacity to provide voice, data, Internet and video services. This redesigned network will allow us to improve flexibility in offering services and increase efficiency in network management.

Significant Subsidiaries and Investees

The following table sets forth our significant subsidiaries and investees accounted for using the equity method at December 31, 2002:

Name of Company	Jurisdiction of Establishment	Percentage of Ownership and Voting Interest	Description
Compañía de Teléfonos y Bienes Raíces, S.A. de C.V.	Mexico	100%	Real estate company owning our facilities

Alquiladora de Casas, S.A. de C.V.	Mexico	100%	Real estate company owning our facilities

Teléfonos del Noroeste, S.A. de C.V., or Telnor	Mexico	100%	Fixed-line network concessionaire for the state of Baja California Norte and the San Luis Rio Colorado region of the state of Sonora

Anuncios en Directorios, S.A. de C.V.	Mexico	100%	Producer of yellow pages directories

Uninet, S.A. de C.V.	Mexico	100%	Provider of Internet access to Telmex and commercial customers

Consorcio Red Uno, S.A. de C.V.	Mexico	100%	Supplier of telecommunications network integration services and information systems

Telmex USA, L.L.C.	Delaware	100%	Authorized reseller of long distance services and holder of FCC authorization to provide facility-based long distance services in the United States

T1MSN Corporation*	Delaware	50%	Joint venture with Microsoft to establish an Internet portal for the Spanish-speaking Americas

Technology and Internet, L.L.C.*	Delaware	50%	Company investing in e-commerce enterprises in the United States and Latin America

The Telvista Company*	Delaware	45%	Provider of telemarketing services in the United States and Mexico

*	Investments accounted for using the equity method.

Overview

The following table gives selected data on the size and usage of our network, excluding the wireless operations that were spun-off to América Móvil in September 2000:

	December 31,
	2002	2001	2000	1999	1998
Lines in service (thousands)	14,446	13,372	12,069	10,878	9,927
Internet access accounts (thousands)	1,165	913	634	403	146
Connectivity line equivalents (thousands)	2,021	1,574	997	507	371
Lines in service per employee	301.2	272.8	247.4	222.7	202.4
Domestic long distance call minutes for the year (millions)	14,347	14,251	12,309	10,419	9,077
International long distance call minutes for the year (millions)(1)	4,922	4,404	5,521	4,192	3,286

(1)	Includes incoming and outgoing traffic.

In 2002, the Centro Mexicano de Filantropía, A.C., the Mexican Center of Philanthropy, recognized us as a socially responsible company by awarding us the ESR-2002. Also in 2002, Forbes magazine named us the best telecommunications company in the world for 2001 in its annual review of the financial and growth performance of companies with sales or market capitalization of at least U.S.$5 billion. In 2000, the Mexican government recognized our technological strength by awarding us the National Technology Award for outstanding use and management of technological resources as well as for improvement in products, services and processes to benefit customers.

Local Service

Our network included 14.4 million local fixed lines in service at December 31, 2002, reflecting 1,611 thousand new lines and 537 thousand disconnections in 2002. Despite the 8.0% increase in the number of lines in service, local traffic in 2002 increased by only 0.4% compared to 2001 for a total of 25,678 million calls. The relative decrease in billed traffic in 2002 was attributable primarily to the weak Mexican economy and the consumption patterns of new customers with less disposable income.

Our network is 100% digital, with all of our lines connected to digital exchanges. During 2002, customers made increasing use of digital services, such as caller ID, call waiting, three-way calling, call forwarding and voice mail. The number of lines with digital services in use at year-end 2002 was 4.4 million (30.2% of the total number of lines in service), representing an increase of 36.1% from 2001. This increase was due largely to a promotional campaign we began in 2001 to promote the use of digital services and maximize the value of fixed lines. We have also added features based on these services to the telephones and handsets we sell.

We provide local telephone service to 20,848 communities throughout Mexico. Lines in service are concentrated in large urban areas. Of all lines in service, 36.4% are in the Mexico City, Monterrey and Guadalajara areas, and 25.0% are in the Mexico City area alone. We provide service to 14,531 rural communities, exceeding our obligations to extend services to rural areas.

Our charges for fixed-line local telephone service comprise (a) installation charges, (b) monthly line rental charges, (c) monthly measured service charges, and (d) charges for other services, such as the transfer of a line to another address and reconnection. Residential customers pay a fixed charge per local call in excess of a monthly allowance of 100 local calls, and commercial customers pay for every local call at the same fixed rate per call. In December 2002, approximately

54.0% of residential customers made fewer than 100 local calls per month, an increase of 2.5% compared with December 2001. The concession we hold to operate a public network for basic telephone services (the Concession) permits, but does not require, us to base our charges on the duration of each call, with a monthly allowance of free calls or call minutes for residential customers. We currently do not charge by duration of invoiced calls in any region, except in the case of prepaid services.

We offer prepaid local and long distance service through our “Ladatel” and “Multifon” calling cards. Multifon cards, originally developed for use with public phones and invoiced fixed-line phones, are now available for our Multifon residential lines. Multifon Home offers prepaid local and long distance service on home telephones. For a total cost of P.999, Multifon Kit provides installation, a handset and P.100 of airtime for calls to the United States and Canada. In the case of our Multifon products, customers do not pay monthly rent and prepaid fixed-line service is charged on a per-minute basis like public telephony services.

In October 2002, we announced that we would not increase rates for local telephone service during 2003. No rate increases have been made since March 2001, when we increased our monthly line rental charges for residential customers by 6.5% and monthly measured service charges for all customers by 6.4%. In 2000, we increased our local service rates by 6.1%, with the exception of commercial installation fees. Rate increases are described in this paragraph in nominal terms, without taking account of inflation.

We hold frequency concessions acquired at auctions in 1997 and 1998. We use the frequencies primarily for long distance transmission and to provide fixed-wireless services where the local loop is not available.

Long Distance Service

We are the leading provider of domestic and international long distance telecommunications services in Mexico. Our domestic long distance transmission network consists of more than 74,000 kilometers of optical fiber connecting Mexico’s major cities, and includes secondary branches and an additional transmission ring around Mexico City designed to avoid network congestion. International long distance traffic with the United States, Canada, Central America and other countries is carried by a combination of the fiber optic network, microwave transmission, satellite systems and submarine cable. See “—Network.”

Our charges for domestic long distance service are based on call duration and the type of service, e.g., direct-dial or operator-assisted. Charges for international long distance calls are based on type of service, call duration and the region of the world called. In October 2002, we announced that we would not increase our nominal rates for domestic and international long distance service in 2003. Our nominal rates for domestic and international long distance service have remained unchanged since March 1999.

We offer a variety of long distance discount plans that reduce the effective rates paid by our customers based on volume, time of use or other factors. For domestic long distance service, beginning in 2000, high volume corporate clients pay P.1.00 per minute, which represents a discount of up to 61.2% from our nominal rate, while other customers that maintain service with us receive discounts of up to 39% as well as a 50% discount on calls made between 8:00 p.m. and 7:59 a.m. from Monday to Saturday and all day Sunday. More recently, we have introduced “Favorite Lada Destinations” (Lada Favorito), a plan offering discounts on calls to cities in Mexico pre-selected by customers.

For international long distance service, customers receive a 33.3% discount on calls made to the United States and Canada between 7:00 p.m. and 6:59 a.m. from Monday to Friday, all day Saturday, and between 12:00 a.m. and 4:59 p.m. on Sunday.

Revenues from international long distance service include net payments under bilateral agreements with foreign carriers. The agreements govern the rates of our payment to foreign carriers for completing international calls from Mexico and by foreign carriers to us for completing international calls to Mexico. The rates of payment under such agreements are negotiated with each foreign carrier. Settlements among carriers are normally made monthly on a net basis. Settlement amounts payable to us in respect of calls from the United States to Mexico generally exceed amounts payable by us in respect of calls from Mexico to the United States. As a result, we receive monthly net settlement payments from U.S. carriers. We make monthly settlement payments to other international carriers taken as a whole.

The international settlement rates that U.S. carriers pay to foreign carriers have been subject to intense downward pressure due to competition and regulatory factors, including initiatives by the United States government. Since 1997, there has been a cumulative reduction of 75.7% in our settlement rates for U.S. carriers. In 2001, we reached agreements with most U.S. carriers to reduce settlement rates for 2001 by 18.4% from U.S.$0.19 per minute to U.S.$0.155 per minute for 2001. The agreements established further rate reductions to U.S.$0.135 per minute for 2002 and U.S.$0.10 per minute for 2003. The companies also agreed to request that the respective Mexican and U.S. regulatory authorities modify by January 1, 2004 the regulatory regime governing the negotiation of settlement rates. In Mexico, this would mean eliminating requirements that (i) all carriers pay the same rates, (ii) incoming international calls be distributed among the Mexican carriers in proportion to the outgoing calls they originate and (iii) the Mexican carrier with the largest market share on a particular international route negotiate rates for all Mexican carriers on that route.

In early 2002, we agreed with the U.S. carriers to further reduce settlement rates for the period from March 2002 through December 2003. Under these agreements, rates for northbound (Mexico to the United States) and southbound (the United States to Mexico) traffic will no longer be in parity. All northbound calls will be settled at U.S.$0.055 per minute. Settlement rates for southbound calls will be based on a rate structure that applies one of three factors, depending on the termination point of international calls. As a result, we receive U.S.$0.055 per minute for calls terminating in Mexico’s three largest cities (Mexico City, Guadalajara and Monterrey), U.S.$0.085 per minute for calls terminating in the next 200 largest cities and U.S.$0.1175 per minute for calls terminating anywhere else in Mexico. The agreements also reaffirmed the parties’ commitment to request that the relevant authorities modify the regulations governing the negotiation of settlement rates. In March 2002, we submitted the proposed agreements, including the request for regulatory change, to the Mexican authorities for approval and Cofetel approved the rate structure in October 2002. The agreements were submitted to the U.S. Federal Communications Commission, or the FCC, but no action has been taken. The request for a change in regulation remains pending with Cofetel.

We believe that our international traffic volume has been adversely affected by an unauthorized practice in Mexico referred to as “illegal bypass,” in which incoming international calls are carried over leased lines and then connected to the public switched network in Mexico, thus avoiding settlement payments. Illegal bypass is technically difficult to prevent or to measure, but we believe that illegal bypass was primarily responsible for the decline in the number of minutes of international long distance traffic from 1997 to 1998, and that the growth of illegal bypass was reduced in 1999 and in 2000 by the reduction in settlement and interconnection rates. In December 2000, we agreed with the two leading competing long distance carriers on a package of measures to eliminate illegal bypass. Despite these efforts, we believe that illegal bypass continues to negatively impact our revenues. There can be no assurance that our international traffic volume and our results of operations will not continue to be adversely affected by unauthorized bypass.

Public Telephony

We have several programs to meet the need for different kinds of public telephone service in different areas. We had more than 725 thousand fixed public telephones in operation at December 31, 2002, an increase of 2.5% compared with 2001.

In 2002, we sold over 266 million prepaid cards under the brand name “Ladatel” for use in public phones and 7.7 million prepaid cards under the brand name “Multifon” for use in public and residential telephones, an increase of 2.0% over 2001. This represents an average of almost three cards per Mexican resident. We have installed Internet kiosks in public places so that our customers have access to Internet products and services by using Ladatel cards. Sales of prepaid cards accounted for 6.8% of our consolidated revenues in 2002.

In 2003, we launched the “Count on Telmex” (Cuenta con Telmex) card. The key feature of the Count on Telmex card is its rechargeable magnetic strip, which allows customers to make telephone calls and to use services provided by Grupo Financiero Inbursa to withdraw cash from automatic teller machines, make credit or debit purchases in more than 13 million locations world-wide, and make deposits and pay telephone bills through Telmex stores (Tiendas Telmex). The card also may be recharged at more than 170 thousand Ladatel phones for a fee payable to us. We have introduced several reward programs that promote frequent card use, including providing customers with points that may be applied to long distance calls.

In the increasingly competitive market to provide telecommunications services, independent operators have installed public telephones for which we provide access. There were 15,954 independently operated public telephones at December 31, 2002, an increase of 32.0% compared with 2001.

Interconnection

In accordance with the Federal Telecommunications Law, we provide interconnection service pursuant to which (a) long distance, local and cellular carriers operating in Mexico establish points of interconnection between their networks and our network and (b) we carry calls between the points of interconnection and our customers. When a customer of another carrier calls a local service customer of ours, we complete the call by carrying the call from the point of interconnection to the particular customer, and when a local service customer of ours who has preselected a competing long distance carrier makes a long distance call, we carry the call from the customer to the point of interconnection with the relevant carrier’s network. We have one rate for interconnecting all categories of carriers and all types of calls.

Our revenues from interconnection represented 13.8% of our consolidated revenues in 2002. Revenues from our customers under the “calling party pays” system for calls from fixed lines to mobile lines represented 93.0% of our interconnection revenues in 2002. We pay 76.0% of the amounts received under the “calling party pays” system to the cellular carriers whose customers receive calls from our customers.

Interconnection fees, and interconnection practices more generally, have been the focus of controversy among competing long distance carriers in Mexico as in many other countries. Such carriers have contended that the technical and financial terms of interconnection are unfair to them, and they have responded with a variety of measures, including the following: seeking action from Cofetel and other Mexican governmental and regulatory agencies; enlisting the support of foreign governments, including the U.S. government, in seeking action from Cofetel and other Mexican agencies; opposing our applications for licenses from the U.S. Federal Communications Commission; commencing proceedings in Mexican courts; publicizing their grievances; and withholding payment of interconnection fees due to us. For three consecutive years beginning in December 2000, we reached agreements with competing long distance carriers that address many of the disputes over interconnection. See “Regulation—Interconnection.”

Connectivity and Internet Services

Connectivity consists of the unbiased relay of voice, video and data between two or more end points. Internet services connect both business and residential customers to the Internet through either a dedicated or dial-up connection.

During 2002, the number of line equivalents provided by means of connectivity increased by 28.4% to 2,021 thousand, and revenue from connectivity represented 5.9% of our consolidated revenues. Our principal product offerings for connectivity are “Ladalinks” (Ladaenlaces) and Frame Relay. Using equipment installed on-site, Ladalinks customers have dedicated network links that transmit information at speeds ranging from 64 Kbps (which we market under the brand name DS0 (in copper) or E0 (in fiber optic)) to 622 Mbps (which we market under the brand name STM4). Frame Relay is a protocol for transmission of data, voice and video over a shared digital network. The speed of Frame Relay transmission ranges from 64 Kbps to 2,048 Kbps. As with Ladalinks, Frame Relay offers extensive technical assistance and customer support.

Internet services represented 5.1% of our consolidated revenues in 2002. The number of Internet customers increased to 1,165 thousand, an increase of 27.6% compared with 2001. Business and residential customers connect to the Internet using telephone lines or broadband connections. Our broadband services, including Prodigy Turbo and Prodigy Infinitum, make it possible for customers to use our high-capacity connectivity services with applications such as video-conferencing, file transfer, terminals, e-mail and protocol conversion. Prodigy Turbo operates over dedicated integrated services digital network(ISDN)lines that allow customers to connect to the Internet at 128 Kbps. Prodigy Infinitum operates over dedicated ADSL lines that allow customers to connect to the Internet at 256 Kbps, 512 Kbps and 2Mbps. At year-end 2002, we had 67 thousand customers using our ADSL broadband services. We further expanded our broadband offerings with the launch of “Prodigy Mobile” (Prodigy Móvil), a high-speed wireless connection for residential and business customers. Prodigy Mobile works with any of the ADSL technology speeds and is based on the Wireless Fidelity IEE802.11b norm, or “WiFi.” WiFi allows a wireless connection at a speed of up to 11Mbps at a range that extends 20 and 100 meters.

We estimate that we are the leading Internet access provider in Mexico in terms of the number of subscribers. By March 31, 2003, the number of Internet service subscribers was 1,234 thousand compared with 986 thousand as of March 31, 2002, representing an increase of 25.1%. Much of the growth in this segment is attributable to the Prodigy Internet Plus package we launched in 1999, which for a fixed price provides a customer with a multi-media personal computer, a personal web page, an e-mail account and two years of unlimited access time. This program accounted for 271 thousand subscribers in 2002, or 23.2% of the total number of Internet access accounts subscribers at year-end.

Consistent with our strategy of providing value-added services to maximize the value of residential and business Internet accounts, we introduced three new services: (i) Prodigy Internet i-call, a service that notifies customers of incoming calls and allows them to answer the call without disconnecting from the Internet, (ii) “Prodigy Single-Dial” (Marcación Única Prodigy), a service that provides traveling customers with a nationwide access number that allows them to connect from anywhere in Mexico at the rate for local calls and (iii) Prodigy Patrol, a service that allows Prodigy Internet, Prodigy Internet Plus and Prodigy Infinitum customers to limit access to certain web sites.

As part of our strategy of offering a wide array of services to our lower-income customers, we introduced a product combining goods and services: Internet access with a personal computer. For a monthly fee this product, “Prodigy Internet Plus-Home” or “PIP-Home” (Prodigy Internet Plus-Hogar or PIP-Hogar), provides unlimited Internet access during non-peak hours and billed access during peak hours.

Through TRIARA, our Internet data platform which provides infrastructure for Internet and computer data services, we provide hosting, co-location and outsourcing products in Mexico. These products offer our corporate customers significant savings in the computer infrastructure and telecommunications investments necessary to have a web site or carry out high-performance Internet projects. In 2002, TRIARA was selected as the provider for NIC of Mexico, the company that registers and controls the domain name “.mx”. Initiatives like TRIARA provide platforms through which we serve other segments of the connectivity market, such as small and medium-sized businesses. In 2002, we introduced personalized e-mail accounts for small businesses and audio and Internet-based video transmission products for medium-sized businesses.

We also supply telecommunications network integration services and information systems through our wholly-owned subsidiary Red Uno.

In March 2000, we launched T1MSN, an Internet portal aimed at the Spanish-speaking Americas. T1MSN is a 50-50 joint venture between Microsoft Corporation and us. T1MSN takes advantage of Microsoft’s world-class technologies and our leading infrastructure, operations and regional knowledge to offer users a broad range of communication services and superior content in Spanish, such as easy and secure shopping services and enhanced communication features. In September 2001, T1MSN acquired Yupi, an operator of a popular Spanish-language portal that targets Internet users in the United States and in certain Latin American countries.

We operate a web-based service called Eficentrum, which is a horizontal business-to-business market for the indirect exchange of goods and services. Eficentrum’s business plan emphasizes economies of scale, administrative savings, better purchasing management, fast payment, expeditious delivery services and direct contact with manufacturers. The current volume of transactions has made Eficentrum the biggest horizontal portal in Mexico. We plan to implement other new e-commerce initiatives in different market sectors, thereby continuing to broaden our range of services to the corporate sector.

Yellow Pages Directory

We provide various other telecommunications and telecommunications-related services, including yellow pages and other directory services.

We offer both a printed and an Internet-based Yellow Pages directory. Advertising in our 2002 Yellow Pages printed edition was purchased by 25.4% of our commercial customers. We estimate that we have 98% of the market share in printed directory services. During 2002, the Yellow Pages web site averaged 828 thousand page views per month, an increase of 4.6% compared with 2001. The number of Internet directory users increased 25.1% compared with 2001, reaching 390 thousand in 2002.

Operations in the United States

In April 2003, the FCC granted our U.S. subsidiary, Telmex U.S.A., a facility-based authorization that permits us to install and operate telecommunications facilities in the United States. We also hold an FCC authorization to resell long distance services in the United States. We are in the process of evaluating potential future operations in the United States.

Network

Our technologically advanced, high-capacity and high-speed fiber optic network, the largest in Mexico, extends over 74,000 kilometers, has connections via submarine cables with 40 countries and connects most major cities throughout Mexico. As a result of substantial investments, our network has been 100% digital since 2000, with fully digital switching and transmission.

Our network includes installed telephones and switchboards, a switching network, access lines connecting customers to switches, trunk lines connecting switches and long distance transmission equipment. In addition, we use a cross-connect network for our connectivity services and routers for our Internet services.

Fiber optic cable is used to transmit both voice and high bandwidth applications such as ADSL, video and image data. The network is fully redundant and is supported by fiber-optic ground rings, an intercontinental submarine cable known as Columbus II and a submarine cable system known as Maya 1, all of which feature automatic restoration capacity in 50 milliseconds. In addition, our digital microwave network serves as a secondary backup to the fiber optic network and as a primary means of transmission for rural areas and small towns, where optical fiber is not available. Our network has been constructed with uniform transmission network architecture, using Dense Wave-length Division Multiplexing (DWDM) and Syncronous Digital Hierarchy (SDH) technologies, resulting in a highly robust, reliable and resilient network that operates at speeds up to 80 Gbps.

International long distance traffic with the United States and Canada is carried by terrestrial and submarine fiber optic cables. Traffic with Belize is carried by microwave digital transmission, while traffic with other countries is carried by both cable and satellite transmission systems. We have an ownership interest in the 12,297-kilometer submarine cable Columbus II, which links the Americas and Continental Europe. We also have an ownership interest in 31 submarine cables for the transmission of traffic throughout the Americas, Europe, Asia and Australia.

In 2000, the Maya 1, submarine cable system was put in service to join North, Central and South America with state-of-the-art technology, increasing international communications transmission quality and capacity throughout the region. The Maya 1 submarine cable has permitted us to meet rising traffic demands and continue growth while we broaden our services to other countries.

Core Network

Our core transport network has been constructed to allow transmission using SDH technology over a series of connected rings. The rings give us the ability to protect information carried on the network from the origin to the destination with a self-repairing mechanism for equipment and links failures around the rings, which minimizes the risk of interruption of the signal in the event of damage in our network. With this structure we are able to achieve end-to-end network availability with switching protection times of less than 50 milliseconds.

We control and monitor our network equipment performance and traffic levels and manage the routing of traffic, the loading of switches and other network functions through centralized network management. The single centralized management of our network facilitates geographical expansion of the network and permits the exploitation of higher capacity system as required. SDH provides a reliable platform for future information, communications and entertainment services. SDH is also well suited to operate asynchronous transfer mode (ATM) technology, which is required for advanced multi-service transport.

Traffic on our network is directed by both voice and data high capacity switches that are essential for routing information from one point to another. The SDH technology used in the network gives flexibility in the geographic siting of switches and enables us to handle more traffic with fewer switches than a traditional analog network. In addition, switched network traffic can be re-routed over the transport network to avoid congestion in periods of heavy usage.

Next Generation Network

In the face of new challenges arising from telecommunication globalization and the ongoing development of new technologies, we are evolving our current infrastructure to a Next Generation Network, or NGN. During this transition, we plan to gradually integrate our service infrastructures and management systems under a common infrastructure with multi-service nodes that have the capacity to provide simultaneously voice, data and video services. This is achieved by integrating separate service infrastructures, such as telephony, Internet access, intelligent network and data, through multi-service nodes using optics technologies as a common transport. The NGN will allow us to improve flexibility in offering broadband services, increase efficiency in managing our network, improve service quality will be the media to upgrade current network platforms.

The successful growth of the NGN has depended on the expansion of IP-oriented services, such as data and voice virtual private networks (VPNs). We have upgraded our data IP network towards the implementation of a Multi Protocol Label Switching (MPLS) platform.

Through the NGN, we are deploying a packet-based platform, which will permit greater efficiency in the creation of multi-service networks to carry information based on standard formats. By utilizing this packet technology, we can provide superior local access network interconnection, data transmission and flexible bandwidth delivery.

Billing and Customer Service

For corporate customers, we offer SI@NA, an Internet service that permits customers to analyze their telecommunications spending. Residential customers may also access billing information over the Internet using the “Telmex on-line” (Telmex en Línea) service. Since 1998, we have been providing our customers with a bill format that details their local service usage.

We provide customer service through a network of customer service centers and call centers. These customer service centers have evolved from their traditional purpose as places for payment to become Telmex stores that offer telecommunications products and services. Large corporate customers also receive customer service from dedicated customer service personnel. Through our “Integrated Solutions” (Solución Integral) service, we assist corporate customers in meeting their telecommunications needs by providing them with integrated telecommunications solutions consisting of a broad range of telecommunications services. We offer service level agreements to corporate customers that set service standards and guarantee continuity of service. In 2002, our billing, collection and pricing process obtained ISO 9001:2000 certification from the Mexican Institute of Normalization and Certification.

Competition

The Mexican market for fixed-line domestic and international long distance services was opened to competition beginning in 1996. Twenty-two carriers have been granted licenses to provide long distance service in Mexico, eight of which have commenced operations. Alestra (a joint venture led by Alfa, S.A. de C.V., Grupo Financiero BBVA Bancomer, S.A. de C.V., and AT&T Corp.) and Avantel (a joint venture led by Grupo Financiero Banamex and WorldCom, Inc.) have made the most substantial investments in infrastructure and marketing. Most competing carriers have been principally focused on the long distance market, although some carriers also provide certain business customers with direct access to their long distance networks using lines leased from us. In addition to granting concessions to new competitors, the Communications Ministry has established technical rules and basic access rates for interconnection between our competitors and us. During the last three years we have negotiated these rates with our competitors.

Customers are free to choose a competing carrier at any time. Customers can also access the long distance carrier of their choice by dialing a toll-free number, which permits the carrier to bill the customer directly. An independent organization confirms all requests to change long distance carriers. In addition to pre-subscription, customers will eventually be able to select a long distance carrier on a call-by-call basis by dialing a three-digit prefix. In general, our competitors have focused their attention on obtaining market share in Mexico’s most profitable markets, such as the major cities and high-volume users of international and domestic long distance.

Competition in the Mexican market for fixed-line local services began in 1999. As of December 31, 2002, 19 carriers have been granted licenses to provide local fixed wire and wireless telephony and 13 carriers have been granted licenses for cellular and mobile telephony. At present, there are nine competitive local operators, primarily in Mexico City and other large cities. Avantel, Axtel and Maxcom are our principal fixed-line competitors. To date, our competitors in local service have focused on servicing first-time customers and providing second lines in new housing as well as inducing our customers to switch carriers.

The competitive environment in the Mexican telecommunications market has been the subject of controversy and of attention from Mexican regulators and from abroad. In particular, the Mexican Competition Commission has determined that we are a dominant provider of certain telecommunications services, and Mexican law provides for the regulatory authorities to impose additional regulations on a dominant provider. In September 2000, Cofetel adopted specific regulations applicable to us as a dominant carrier, although these regulations were later nullified by a federal court in 2002. See “Regulation—Dominant Carrier Regulations.” In July 2001, in response to a withdrawn December 1995 claim by a competitor, the Competition Commission ruled that we had engaged in anti-competitive practices. In October 2001, the Competition Commission ruled that we had engaged in discriminatory practices in connection with the sale of private lines to Internet service providers.

In August 2000, the United States initiated WTO dispute settlement against Mexico regarding alleged illegal barriers to competition in the Mexican telecommunications market. The allegations related to our status as a “dominant” telecommunications provider in Mexico and the interconnection fees and charging mechanisms for international calls. On April 2, 2001, the United States Trade Representative announced that if sufficient progress were not made to resolve the dispute by June 1, 2001, the United States would renew its request for a dispute settlement panel at the WTO.

On February 13, 2002, the United States requested that the WTO establish a panel to address claims that Mexico has not complied with its WTO commitments, alleging in particular that (i) Mexico has not ensured that we provide international termination to U.S. telecommunications carriers at “cost-

based” and “reasonable” rates, (ii) Mexico has failed to ensure that U.S. companies can route their calls into and out of Mexico over leased lines and (iii) Mexico’s rules authorizing the Mexican carrier with the largest market share to negotiate rates on behalf of all Mexican carriers are anticompetitive. Consistent with its standard procedures, on April 17, 2002, the WTO established the dispute settlement panel requested by the United States. We expect that it will take the panel until later this year to resolve the dispute, and panel decisions are then subject to appeal to the WTO. While we believe that the claims made by the United States are politically motivated and incorrect, an adverse decision by the panel could lead to trade sanctions against Mexico and could prompt changes in regulation affecting our business.

In December 2000, we entered into agreements with our two principal long distance competitors, Alestra and Avantel, that addressed a variety of outstanding issues. In 2001, our remaining long distance competitors agreed to the same terms and conditions we had previously agreed upon with Alestra and Avantel. The agreements confirmed the parties’ acceptance of interconnection rates imposed by Cofetel for long distance calls, resolved previous disputes over rates and provided for the payment of outstanding unpaid fees by each party. We received U.S.$139.0 million (net of tax) in cash in the fourth quarter of 2000 as a result of the settlement. The agreements also establish pricing and quality standards for the provision of services between us and the other carriers, requiring us to provide discounts and establishing mechanisms to monitor compliance. We agreed to submit to Cofetel proposals to eliminate illegal bypass and to modify the allocation of incoming international calls. The parties also agreed to withdraw their outstanding legal proceedings relating to the matters in dispute. The agreements do not address the dominant carrier regulations adopted by Cofetel.

In December 2001, we entered into agreements with all our long distance competitors regarding the interconnection rates for 2002 and additional discounts for interconnection facilities and call attempts. We also reached agreements with our competitors regarding discounts on private lines and on other services. In February and March 2003 we agreed with nearly all of the long distance carriers to maintain the interconnection rates set forth in the December 2001 agreements. In addition, we agreed to a discount on the amounts being paid to cover the investments we made to modify our network for interconnection. See “Regulation—Interconnection.”

The effects of competition on us depend, in part, on the business strategies of competitors, the general economic and business climate in Mexico, including demand growth, interest rates, inflation, exchange rates, and regulatory developments. The effects could include loss of market share and pressure to reduce rates for our services. Our strategies to meet competition are intended to limit our loss of market share.

During December 2002, we estimate our market share to be 73.3% in domestic long distance service and 68.7% in international long distance measured on the basis of total number of billed minutes generated by our local customers making domestic and international long distance calls in cities open to competition. Our market share in Internet access is estimated to be 57.0%, measured on the basis of the total number of Internet access accounts in Mexico. We believe that, at present, competitors do not have a material share of the market for fixed-line local service, but we expect that this will change as the number of competitors grows and their market strategies develop. In local service, we also face competition from cellular carriers, which we estimate had a combined total of 26.2 million cellular lines in service at year-end 2002. We anticipate intensifying competition as a result of increased marketing strategies employed by cellular carriers.

Investments and Joint Ventures

We occasionally make investments and joint ventures in telecommunications-related businesses within and outside Mexico. The aggregated cost of such investment in 2002 was U.S.$7 million. We also invest in publicly traded equity securities of companies in technology and communications businesses. As of December 31, 2002, we had P.1,585 million of marketable securities on our balance sheet. Our marketable securities are carried at market value, and gains and losses are recognized in our statement of income.

We had an interest in Prodigy Communications Corporation, one of the largest providers of Internet access in the United States, which we sold in November 2001 for U.S.$82.6 million. Pursuant to a license agreement, we retain the right to use the Prodigy name in Mexico free of charge and in perpetuity (subject to prior termination by mutual agreement of the parties).

In January 2002, we and certain partnerships affiliated with Forstmann Little & Co. entered into a stock purchase agreement with XO Communications, Inc., a financially-troubled U.S. competitive telecommunications service provider. We and Forstmann Little agreed to pay U.S.$400 million each to XO in exchange for common stock representing approximately 40% of the outstanding shares of XO after giving effect to a financial restructuring. Our agreement with XO was subject to a number of conditions, including a financial restructuring of XO to achieve the capital structure specified in the agreement, regulatory approvals and a number of other conditions. In October 2002, we and Fortsmann Little mutually agreed with XO to terminate the agreement, each paying XO U.S.$12.5 million, thus releasing all parties from any related claims.

We may expand our presence in telecommunications outside Mexico, especially in the United States and in Latin America, through selective investments and strategic alliances. There can be no assurance as to the extent, timing or cost of future international investments.

We have invested in equity securities and several series of bonds issued by MCI, Inc. (formerly known as WorldCom, Inc.), a U.S. based telecommunications company that is in Chapter 11 proceedings under the U.S. bankruptcy code. As of May 30, 2003, we held approximately U.S.$1,759 million in face amount of the bonds, with a market value of approximately U.S.$519 million at such date. For a number of reasons, we could face difficulty selling some or all of these bonds in the near term and their long-term value is highly uncertain.

Property

We have transmission facilities, exchanges, outside plant and commercial and administrative offices throughout Mexico. We own most of the locations of our exchanges and offices and lease other locations. We hold a small number of operating properties under financial leases, but the aggregate amount of such financing is not material to our operations as a whole. We carry casualty insurance against loss or damage to buildings and equipment contained in buildings and do not carry insurance against most other risks.

We have purchased equipment from a variety of suppliers, and there are sufficient alternative sources of equipment so that interruption of any source would be unlikely to cause a significant disturbance to our operations or our investment plan.

The Telmex Foundation

Since 1996, we have sponsored an independent philanthropic foundation called Fundación Telmex, A.C., or the Telmex Foundation, that is active in the areas of education, health, justice and culture. During 2002, the Telmex Foundation provided 8,314 scholarships to outstanding students, donated 1,050 personal computers that benefited 39 institutions and provided 10,000 eyeglasses for children. We have no ownership interest in the Telmex Foundation and we do not consolidate it in our financial statements. We contributed P.528.5 million in 2001 and P.1,377.0 million in 2000. We did not contribute to the Telmex Foundation in 2002. We do not expect to contribute to the Telmex Foundation in 2003.

The Telmex Foundation expanded its efforts in conjunction with Mexican government health agencies in providing specialized health care to people in remote areas through a surgery program that funded treatment for over 15,193 patients in 2002. The organ donation and transplant initiative was formally integrated into the Telmex Foundation’s programs in 2002 as part of an effort to increase participation in organ donor registries. The Telmex Foundation distributed 23 million volunteer organ donation cards through telephone bills and in stores. In cooperation with non-governmental organizations, the Telmex Foundation provided assistance to 7,968 persons charged with minor crimes whose lack of financial resources prevented them from otherwise posting bail.

CAPITAL EXPENDITURES

The following table sets forth, in constant pesos as of December 31, 2002, our capital expenditures, before retirements, for each year in the three-year period ended December 31, 2002, restated in 2000 to reflect the spin-off of América Móvil:

	Year ended December 31,
	2002		2001		2000
	(in millions of pesos)
Exchanges and power	P.	1,589	P.	4,320	P.	5,129
Telephone equipment.		204		611		580
Outside plant		3,385		7,203		5,442
Transmission		4,071		8,446		5,076
Land and buildings		508		1,113		723
Miscellaneous		1,599		1,838		2,835
Investment in affiliates, subsidiaries and other		79		134		1,745

Total capital expenditures	P.	11,435	P.	23,665	P.	21,530

We have budgeted capital expenditures in an amount equivalent to approximately U.S.$1.1 billion for the year 2003. See “Liquidity and Capital Resources” under Item 5.

REGULATION

Our business is subject to comprehensive regulation and oversight by the Communications Ministry and Cofetel. The Communications Ministry is part of the executive branch of the Mexican federal government, and Cofetel is an agency of the Communications Ministry. Regulation and oversight are governed by the Ley de Vias Generales de Comunicación (the Law of General Means of Communication, or the General Communications Law), the Telecommunications Regulations adopted under such law, the Federal Telecommunications Law, the Concession and other concessions and license agreements granted by the Communications Ministry.

Set forth below is a summary of certain provisions of the General Communications Law, the Federal Telecommunications Law, the Telecommunications Regulations and our Concession.

General

The General Communications Law, the Federal Telecommunications Law and the Telecommunications Regulations provide the general legal framework for the regulation of telecommunications services in Mexico. The Federal Telecommunications Law replaced most of the provisions of the General Communications Law relating to telephone communications, but those provisions of the General Communications Law not specifically addressed in the Federal Telecommunications Law, such as rules governing local and long distance carriers, remain in effect. Regulations implementing particular provisions of the Federal Telecommunications Law have been issued by the Communications Ministry or Cofetel. Regulations implementing other provisions of the Federal Telecommunications Law are pending. The objectives of the Federal Telecommunications Law are to promote the efficient development of the telecommunications industry, to encourage fair competition in the provision of quality, low-priced services and to assure satisfactory breadth of coverage of the Mexican population.

In October 2001, the Mexican Congress announced the beginning of a process to reform the Federal Telecommunications Law. Some of the proposals that have been discussed, such as strengthening the regulatory power of Cofetel, stimulating increased investment in telecommunications and increasing competition, could have a material effect on our operations. We are unable to predict whether or when such amendments may be implemented and, if implemented, their effect on our business.

Regulatory Oversight

The Communications Ministry is the Mexican government agency principally responsible for regulating telecommunications services. The Ministry’s approval is required for any change in our bylaws. It also has broad powers to monitor our compliance with the Concession and it may revoke our Concession or temporarily seize or expropriate our assets. The Ministry may require us to supply it with such technical, administrative and financial information as it may request. We regularly provide reports to Cofetel on our operations, financial performance and other matters. We are also required to publish our annual network expansion program, and we must advise Cofetel of the progress of our expansion program on an annual basis.

The Federal Telecommunications Law provided for the establishment of an administrative agency, Cofetel, to regulate the telecommunications industry. Cofetel commenced operations in August 1996. It is an independent agency within the Communications Ministry, with four commissioners appointed by the Communications Ministry on behalf of the President of Mexico, one of whom is appointed as chairman. Many of the powers and obligations of the Communications

Ministry under the Federal Telecommunications Law and the Telecommunications Regulations have been delegated to Cofetel.

Mexican law gives certain rights to the government in its relations with concessionaires and provides that we may not sell or transfer any of our assets unless we give the government a right of first refusal. If the government declines to exercise its right, our unions also have a right of first refusal. In addition, Mexican law permits the government to expropriate our assets in certain circumstances.

Concessions

Under the Federal Telecommunications Law and the Telecommunications Regulations, a provider of public telecommunications services must operate under a concession granted by the Communications Ministry. Such a concession may not be transferred or assigned without the approval of the Communications Ministry. A concession to provide public fixed-network long distance services has a term for up to 30 years and may be extended for additional 30-year terms. Our Concession was granted in 1976 and amended in August 1990, and will expire in 2026. Our subsidiary Telnor holds a separate concession in two states in northwestern Mexico, which will expire in 2026. The material terms of the Telnor concession are essentially the same as the Concession.

Operators of private networks that do not use electro-magnetic frequencies are not required to obtain a concession to provide private telecommunications services but are required to obtain approval from the Communications Ministry.

In addition to the Concession, we currently hold concessions for the use of frequencies to provide wireless local access and point-to-point and point-to-multipoint transmission, which we obtained from Cofetel through a competitive bidding process. These concessions are granted for a term up to 20 years and may be extended for additional 20-year terms.

Termination of the Concession

The Concession provides that it will remain in force until 2026, and that we may renew it for an additional 15 years subject to additional requirements the Communications Ministry may impose. Thereafter, it may be renewed for successive 30-year terms as provided under the Federal Telecommunications Law.

The Concession provides that upon its expiration the government is entitled to purchase our telecommunications assets at a price determined on the basis of an appraisal by a public official, and the Telecommunications Regulations provide that upon expiration of the Concession the government has a right of first refusal to acquire our telecommunications assets. The General Communications Law, however, provides that upon expiration of the Concession our telecommunications assets will revert to the government free of charge. There is substantial doubt as to whether the provisions of the Concession and the Telecommunications Regulations would prevail, and accordingly there can be no assurance that upon expiration of the Concession our telecommunications assets would not revert to the government free of charge.

The General Communications Law and the Concession include various provisions under which the Concession may be terminated before its scheduled expiration date. Under the General Communications Law, the Communications Ministry may cause early termination of the Concession in certain cases, including:

•	failure to expand telephone services at the rate specified in the Concession;

•	interruption of all or a material part of the services provided by us;

•	transfer or assignment without Ministry approval of the Concession or any asset used to provide telephone service;

•	violation of the prohibition against ownership of our shares by foreign states;

•	any material modification of the nature of our services without prior Ministry approval, and

•	breach of certain other obligations under the General Communications Law.

In addition, the Concession provides for early termination by the Communications Ministry following administrative proceedings in the event of:

•	a material and continuing violation of any of the conditions set forth in the Concession;

•	material failure to meet any of the service expansion requirements under the Concession;

•	material failure to meet any of the requirements under the Concession for improvement in the quality of service;

•	engagement in any telecommunications business not authorized under the Concession and requiring prior approval of the Communications Ministry;

•	following notice and a cure period, failure without just cause to allow other concessionaires to interconnect their telephone networks to our telephone network; or

•	our bankruptcy.

The General Communications Law provides that in the event of early termination of the Concession for specified causes, including violation of the prohibition on ownership of our shares by foreign states, we would forfeit all of our telecommunications assets to the government. In the event of early termination of the Concession for any other cause, the General Communications Law provides that a portion of our telecommunications assets would revert to the government free of charge, and that we may be required to dismantle the remaining portion. There is substantial doubt as to whether the provisions of the Concession and the Telecommunications Regulations regarding the consequences of expiration of the Concession would apply to mitigate the provisions of the General Communications Law in the event of early termination.

Dominant Carrier Regulations

The Federal Telecommunications Law provides that if a company is determined to be dominant in a relevant market, the Communications Ministry has the power to adopt specific regulations on rates, quality of service and information provided by a dominant provider. In February 1998, the Mexican Competition Commission issued a resolution confirming its determination that we are a dominant carrier in the following markets: (1) local telephone service, (2) access service, (3) inter-urban transport, (4) domestic long distance service, and (5) international long distance service. This resolution was held unconstitutional in May 2001.

In September 2000, Cofetel adopted specific regulations, which we refer to as the dominant carrier regulations, applicable to us as a dominant carrier. These resolutions were nullified in May 2002. The dominant carrier regulations applied to the five markets identified by the Competition

Commission in 1998, and also to certain other services, including directory assistance, operator services and billing and collection services. They imposed standards for the quality of our services, and required that we prepare and provide specific information and specific tariff regulations. We have met or exceeded the standards established in the former regulations on quality of services and on information, and we believe we will be able to continue doing so without significant cost or competitive impact.

The most significant elements of the dominant carrier regulations were three specific rules on tariffs.

•	First, our prices for covered services must always exceed a floor price based on “total average costs.” The Concession says our price for any service must exceed the “average incremental cost,” and while the methodology for determining total average costs is not clear, it would presumably result in a higher floor price for the services to which it applies.

•	Second, the regulations prohibit any rate or rate package that reduces our operating margin in a competitive market, except as a defensive response to competitors’ rates that present a risk of substantial loss of market share.

•	Third, prices for services (other than interconnection) that we provide to other carriers would, for the first time, be subject to prior approval of Cofetel.

It is difficult to assess the impact these regulations would have had on tariffs or competition, in part because neither the methodologies nor the procedures were fully specified. We believe, however, that if similar rules were implemented in the future, they would, to some degree, reduce our flexibility to adopt competitive tariff policies.

After the Competition Commission issued the February 1998 resolution, we commenced constitutional proceedings in the Mexican Federal courts challenging the validity of the resolution, and we commenced a proceeding in the Mexican federal courts challenging the validity of the dominant carrier regulations. We asserted that they constituted a unilateral amendment of the terms of our Concession, which we believe is not permitted under the Mexican constitution or the terms of the Concession itself. We also asserted that the determination that we are a dominant carrier, on which Cofetel’s power to issue these regulations was predicated, was flawed because the Competition Commission made its determinations in 1997 in reliance on earlier findings that were out of date, and because its determinations did not extend to all the markets covered by the dominant carrier regulations. Finally, we objected to the specific tariff regulations imposed by the dominant carrier regulations on a variety of grounds, including that they gave Cofetel excessive discretion, that they would unfairly burden competition and that they did not adequately permit us to recover our investments in infrastructure.

Following several appeals, the February 1998 resolution of the Competition Commission was held unconstitutional in May 2001. It is our assertion that all subsequent rulings by government agencies (including Cofetel) which relied upon the 1998 Resolution are also unconstitutional. We filed petitions to have dominant carrier regulations based on the 1998 Resolution declared unconstitutional, and in May 2002, several resolutions issued by the Competition Commission and Cofetel were nullified, including the September 2000 resolution adopting the dominant carrier regulations.

On May 21, 2001, the Competition Commission addressed the defect of the February 1998 resolution and issued a new resolution with the same terms in which it concluded that we are a dominant carrier in the same five markets. This resolution was affirmed by the Commission following an appeal, and in September 2001, we commenced constitutional proceedings in the Mexican federal courts challenging the validity of this new resolution. We cannot predict the outcome of these proceedings or predict whether Cofetel will issue new regulations that are substantially similar to the prior dominant carrier regulations that were nullified in May 2002.

Rates

The General Communications Law, the Federal Telecommunications Law and the Telecommunications Regulations provide that the basis for setting rates of a telecommunications concessionaire is set forth in its concession.

Under the Concession, our rates in any period for basic telephone services, including installation, monthly rent, measured local service and long distance service, are subject to a ceiling on the price of a “basket” of such services weighted to reflect the volume of each service provided by us during the preceding period. Within this aggregate price cap, we are free to determine the structure of our own rates. We must publish our rates and register them with Cofetel before they may take effect.

The price cap varies directly with the Mexican National Consumer Price Index, permitting us to raise nominal rates to keep pace with inflation, subject to consultation with the Communications Ministry. In recent years, we have not raised our nominal rates to the full extent that would be permitted to keep pace with inflation. Under the Concession, the price cap is also adjusted downward periodically to pass on the benefits of increased productivity to our customers. The Concession fixed the adjustment for 1998 and 1999 at 0.74% per quarter in nominal terms, and requires the Communications Ministry to set a new periodic adjustment for every four-year period so as to permit us to maintain an internal rate of return equal to our weighted average cost of capital. The Communications Ministry fixed the adjustment per quarter in nominal terms at 1.11% for 1999-2002 and at 0.74% for 2003-2006.

For services extending beyond basic telephone service, under the Concession we are permitted to set our prices free of rate regulation. These services include connectivity, directory services and services based on digital technology such as caller ID, call waiting, speed calling, automatic redialing, three party calling and call forwarding. We are required to register the types, but not the rates, of new value-added services.

Expansion and Modernization Requirements

The Concession imposes a number of requirements for expansion and modernization of our telephone system. Most of these requirements were met by the end of 1994 and the remaining requirements were met by the end of 1998, including the requirement to reduce the maximum waiting period for new service in cities with automatic exchanges to one month by the year 2000.

Service Quality Requirements

The Concession also sets forth extensive goals for the quality and continuity of our service, including reductions in line failures, reductions in repair time, reductions in the time required to obtain dial tone, improvements in the percentage of calls completed on the first attempt and reductions in installation time. We are required to provide rebates to our customers if we fail to meet certain of the standards for quality of service set forth in the Concession. We have not been required to make any material general rebates since 1994.

Competition

The Telecommunications Regulations and the Concession contain various provisions designed to introduce competition in the provision of communications services. In general, the Communications

Ministry is authorized to grant concessions to other parties for the provision of any of the services provided by us under the Concession. On August 10, 1996, the Communications Ministry opened to competition the Mexican market for fixed-line domestic and international long distance telephone services. There are currently eight competing long distance carriers operating in Mexico and concessions have been granted to a total of 22 long distance companies, 11 of which also have concessions for international long distance services.

In 1998, the Communications Ministry began granting licenses to competing local service carriers. As of December 31, 2002, there are 19 competitive fixed-line local operators that have been granted licenses, primarily in Mexico City, Guadalajara, Monterrey, Puebla and other large cities. See “Telmex—Competition.” Concessions are not required to operate certain private local telecommunications networks or to provide value-added services, although other authorizations may be required.

The Communications Ministry released in June 1996 rules governing long distance services, together with basic technical plans for numbering and for signaling that address a number of technical issues including several relating to the commencement of competition in long distance services. The long distance rules establish the general framework for competitive long distance services, including rules regarding customer selection of carriers, allocation of service-related liabilities, subscription, billing and collection. They also provide for certain consultation and information-sharing mechanisms among service providers and with the Communications Ministry.

The Federal Telecommunications Law provides that the Communications Ministry may authorize resellers of long distance telecommunications services, but no regulations have been adopted implementing that provision of the law. The Communications Ministry may grant permits to long distance resellers in the future, and the impact on our operations and revenues is uncertain.

In December 1996, Cofetel issued rules governing international long distance services, covering matters such as international interconnection and mechanisms for routing calls into and out of Mexico. International traffic must be carried by Mexican concessionaires and through authorized international gateways consistent with the Cofetel’s international long distance rules, and international long distance carriers must route traffic in and out of Mexico using uniform settlement rates negotiated with foreign carriers.

Incoming international calls are distributed among the Mexican carriers in proportion to the settlement fees paid in connection with outgoing international traffic originated by each of them. In 2001, we agreed with U.S. carriers to request that the respective Mexican and U.S. regulatory authorities modify the applicable regulations. In Mexico, these regulatory modifications would include, among others, the elimination of requirements that (i) all carriers pay the same rates, (ii) incoming international calls be distributed among the Mexican carriers in proportion to the outgoing calls they originate and (iii) the Mexican carrier with the largest market share on a particular international route negotiate rates for all Mexican carriers on that route.

In early 2002, we agreed to further settlement rate reductions with all U.S. carriers with which correspond. The agreements provided for settlement rates based on a rate structure that applies one of three factors, depending on the termination point of international calls. The agreements also reaffirmed the parties’ commitment to request that the relevant authorities modify the regulations governing the negotiation of settlement rates. In March 2002, we submitted the proposed agreements to the Mexican authorities for approval and Cofetel approved the rate structure in October 2002. The agreements were submitted to the FCC, but no action has been taken. The request for a change in regulation remains pending with Cofetel. We cannot yet predict the effects of any modification of the current proportionate return system on our financial performance or on our competitive situation.

The competitive environment in the Mexican telecommunications industry has been the subject of controversy and of attention from Mexican regulators and from abroad.

•	In September 2000, Cofetel adopted specific regulations applicable to us as a dominant carrier. These regulations were invalidated in May 2002. See “Regulation—Dominant Carrier Regulations.”

•	In the area of domestic interconnection, there has been extensive litigation, but agreements reached since December 2000 have reduced the level of controversy. See “Telmex—Competition.”

•	The United States has initiated WTO dispute settlement regarding alleged illegal barriers to competition in the Mexican telecommunications market and its claims will be addressed by a WTO dispute panel. See “Telmex—Competition.”

Interconnection

Since January 1, 1997, we have been required under the Federal Telecommunications Law to permit any other long distance concessionaire to connect to our network in a manner that enables customers to choose the network by which their long distance calls are carried. The Communications Ministry issued the technical rules for the interconnection of competing long distance carriers with our network in July 1994, specifying that there would be an unlimited number of long distance concessions and that we would be required to provide interconnection points in 60 cities by December 1997 and in over 200 cities by the year 2000. We fulfilled these requirements. In addition, in 1997, Cofetel issued rules governing the interconnection rights and obligations of local service concessionaires. The rules require local service concessionaires to provide interconnection on a nondiscriminatory basis to any other concessionaire.

In June 1997, Cofetel ruled that we are entitled to recover certain costs of modifying our network to accommodate interconnection, by collecting a specific additional fee from all long distance carriers including ourselves over a period of seven years. The costs would be allocated among carriers pursuant to specific allocation mechanisms for each category of cost. One carrier commenced legal proceedings against the government in connection with the recovery of our interconnection investments. While resolution of these proceedings was pending, none of the carriers paid the additional fee.

The Concession provides that other terms of interconnection, including fees, are to be negotiated between us and each other long distance carrier, and that, in the event the parties are unable to agree, the Communications Ministry may impose terms on us and the other carriers. We were unable to agree with our competitors on interconnection rates for 1997 through 2000, and accordingly Cofetel imposed rates.

The interconnection fees imposed by Cofetel have been the subject of numerous legal challenges. We also brought proceedings contesting our obligation to renew the existing service agreements with competing carriers based on the new interconnection tariffs, on the grounds that the carriers had not honored the current agreements.

In December 2000, we reached an agreement with the two leading competing long distance carriers that addressed many of the outstanding disputes over interconnection. We agreed to the fixed tariff of U.S.$0.0125 per minute for interconnection of domestic long distance calls to the local network, which had been imposed by Cofetel in October 2000. We agreed on a variety of technical issues relating to interconnection and a mechanism for the recovery of our investment in modifying our network to accommodate interconnection, by charging a supplemental interconnection fee to all long distance carriers including ourselves. The parties also agreed to withdraw their outstanding legal proceedings relating to interconnection, and they settled and paid all disputed amounts, which related primarily to interconnection fees. As a consequence of our agreements with other long distance carriers, all prior legal disputes regarding interconnection rates have been dismissed and all disputed amounts have been paid.

In December 2001, we agreed with the two leading competing long distance carriers to reduce the interconnection rate from U.S.$0.0125 to U.S.$0.00975 per minute and per interconnection point for 2002, with an additional discount of 15% for interconnection facilities and of 50% for call attempts. We also agreed to significant discounts on private lines and on other services. The remaining long distance carriers entered into agreements with us on the same terms in early 2002. The 2002 rate represented a decrease of 22% compared with the prior rate and is lower than the average international rate. Mutual discounts were also negotiated up to 45% below the best market rate offered to the public in local and long-distance private interconnection links and 45% below the price of co-location registered with Cofetel.

In February and March 2003 we agreed with nearly all of the long distance carriers to maintain the interconnection rate of U.S.$0.00975 per minute and per interconnection point for 2003. In addition, we agreed to a discount of the amounts being paid to cover the investments we made to modify our network for interconnection. Since 1997, we have reduced our interconnection rates by a total of 83.6%.

Item 5. Operating and Financial Review and Prospects

The following discussion should be read in conjunction with the consolidated financial statements and notes thereto included in this Annual Report.

Our consolidated financial statements have been prepared in accordance with Mexican GAAP, which differ in certain respects from U.S. GAAP. Note 18 to our audited consolidated financial statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP, as they relate to us; a reconciliation to U.S. GAAP of operating income, net income and total stockholders’ equity; and a condensed statement of cash flows under U.S. GAAP.

Mexican GAAP requires that the financial statements recognize certain effects of inflation. In particular,

•	nonmonetary assets (including plant, property and equipment of Mexican origin) and stockholders’ equity are restated for inflation based on the Mexican National Consumer Price Index; plant, property and equipment of non-Mexican origin are restated based on the rate of inflation in the country of origin and converted into Mexican pesos using the prevailing exchange rate at the balance sheet date,

•	gains and losses in purchasing power from holding monetary assets and liabilities are recognized in income, and

•	all financial statements are restated in constant pesos as of December 31, 2002.

We have not reversed the effect of inflation accounting under Mexican GAAP in the reconciliation to U.S. GAAP of our net income and stockholders’ equity, except with respect to the methodology for restatement of plant, property and equipment of non-Mexican origin. See Note 18 to the consolidated financial statements.

Results of Operations

We classify our operating revenues as local, long distance, interconnection and other. Revenues from long distance services include revenues from connectivity and Internet services. Other revenues are derived principally from equipment sales and telephone-related services such as directory services.

The principal factors affecting our revenues from local and long distance services have been rates and the volume of usage of telephone services. In addition, our financial statements have been restated in constant pesos and accordingly, the effect of rates on revenues is analyzed in terms of constant pesos as of December 31, 2002. When nominal rates do not increase by at least the rate of inflation, real rates decline.

In 2002, our results of operation were affected by a weak economic environment and declining real rates due to our decision not to increase our nominal rates and to increase discounts for some services, which resulted in lower revenues and lower margins. The number of lines in service continued to grow, but average revenue per line declined, partly because we have added new customers who have less disposable income and make less use of their lines. To reduce the impact of these factors, we implemented cost controls to reduce variable costs and defend our margins. We also experienced significant foreign exchange losses due to the devaluation of the peso.

In 2001, our results of operations were affected by changes in our rate structure, the impact of competition in long distance services and continued growth in demand for all services except international long distance. Growing demand and the expansion of our network resulted in growth in lines in service and increased domestic long distance traffic. International long distance traffic decreased in 2001 compared to 2000. For both domestic and international long distance service, prices fell as our real rates dropped due to our decision (i) not to raise our nominal rates and (ii) to increase customer discounts. Growth in cellular telecommunications and the introduction of “calling party pays” also greatly increased our interconnection revenues and expenses.

Competition and changing technologies have had extensive effects on our results of operation. In long-distance services, competition has reduced our market share and fostered competitive pressure on prices. In local service, the rapid growth in mobile telecommunications has made them the principal competitor for our local network. Growth in broadband access is a new development that will affect usage of other services, and we cannot yet predict the effect on our results of operations. We believe we are well positioned to continue meeting these challenges, but we cannot assure you as to the effect of competition and changing usage patterns on our results of operations and financial condition. In 2003, we expect only limited growth in usage and penetration of our telephony services, as the effect of expected continued economic weakness will be only partly offset by continued growth in demand for connectivity and Internet services. The outlook for stabilization of our margins and growth in our revenues is uncertain.

Our results of operations will also continue to be affected by the state of the Mexican economy, which is strongly influenced by the state of the U.S. economy. Demand for telecommunications services has been adversely affected since 2001 by the weak Mexican economy. Devaluation of the peso, such as occurred in 2002, also results in exchange losses on our foreign currency-denominated indebtedness.

Summary of Operating Income and Net Income

In the table below we set forth our operating revenues, operating costs and expenses (each expressed as a percentage of total operating revenues) and operating income as well as our comprehensive financing cost, provisions and net income for each of the years in the three-year period ended December 31, 2002.

	Year ended December 31,
	2002			2001			2000
	(millions of pesos)		(percentage of operating revenue)	(millions of pesos)		(percentage of operating revenue)	(millions of pesos)		(percentage of operating revenue)
Operating revenues:
Local service	P.	53,190	47.1%	P.	55,408	47.2%	P.	52,102	46.3%
Domestic long distance service		28,900	25.6		30,127	25.7		28,261	25.1
International long distance service		9,474	8.4		9,959	8.5		12,549	11.1
Interconnection service		15,560	13.8		15,546	13.3		13,824	12.3
Other		5,736	5.1		6,252	5.3		5,894	5.2

Total operating revenues		112,860	100.0		117,292	100.0		112,630	100.0

Operating costs and expenses:
Cost of sales and services		25,649	22.7		25,546	21.8		24,338	21.6
Commercial, administrative and general		16,547	14.7		18,115	15.4		18,210	16.2
Interconnection		11,479	10.2		10,370	8.8		7,588	6.7
Depreciation and amortization		19,568	17.3		18,242	15.6		18,681	16.6

Total operating costs and expenses		73,243	64.9		72,273	61.6		68,817	61.1

Operating income		39,617	35.1%		45,019	38.4%		43,813	38.9%

Comprehensive financing cost:
Interest income		(1,225)			(1,352)			(3,562)
Interest expense		6,046			7,396			11,023
Exchange loss (gain), net		4,444			(1,225)			(90)
Monetary gain, net		(2,795)			(2,279)			(3,785)

		6,470			2,540			3,586

Income before income tax and employee profit sharing		33,147			42,479			40,227

Provisions for:
Income tax		10,325			14,036			8,647
Employee profit sharing		3,002			3,155			3,649

		13,327			17,191			12,296

Income before equity in results of affiliates		19,820			25,288			27,931
Equity in results of affiliates		(252)			(455)			(346)

Income from continuing operations		19,568			24,833			27,585
Income from discontinued operations(1)		—			—			1,626

Net income	P.	19,568		P.	24,833		P.	29,211

(1)	In 2000, the businesses we spun off to América Móvil in September of that year are presented as discontinued operations. Except where we specify otherwise, the discussion below concerns only our continuing operations and not those we spun off. See “Telmex—History” under Item 4.

Local Service Revenues

Operating revenues from local service include installation charges for new lines, monthly line rental charges, monthly fees for digital service and monthly measured service charges based on the number of calls. These revenues depend on the number of lines in service, the number of new lines installed and the volume of calls. Measured service charges are due from residential customers only for the number of local calls exceeding a specified monthly minimum. Accordingly, revenues from local service for residential customers do not depend solely on usage volume. Operating revenues from local service also include miscellaneous charges, such as fees paid by long distance carriers related to certain costs of modifying our network to accommodate interconnection and fees for reconnecting customers.

Revenues from local service decreased by 4.0% in 2002 and increased by 6.3% in 2001. The decrease in 2002 revenues was attributable to (i) lower real rates, (ii) a decrease in the number of billed local calls and (iii) fewer installations of new lines compared to 2001. Real rates declined due to inflation, as our nominal rates were unchanged. The reduction in billed traffic in 2002 was attributable in part to the weak Mexican economy, but it also reflected a trend from recent years where the number of billed local calls per line has declined from 132 in 1999 to 100 in 2002. This decline is a result of lower marginal local call traffic for new lines in service due to penetration among populations with less disposable income, the displacement of fixed-line local service by other means of communication such as the Internet, cellular phones and private circuits, and competition from other local operators.

The effect of lower billed traffic was partly offset by an increase in revenues from digital services (such as call waiting, call forwarding and three-way calling) following a promotional campaign we began in June 2001 to promote the use of digital services and maximize the value of our fixed lines. The proportion of lines with at least one digital service was 30.2% at the end of 2002, 24.0% at the end of 2001 and 17.1% at the end of 2000. Lines with at least one digital service increased by 36.1% in 2002 compared to 2001.

Revenues from local service increased in 2001 due to (i) growth in the number of lines in service, (ii) growth in revenues from digital services, (iii) an increase in monthly rents and measured service, (iv) payment of supplemental interconnection fees, and (v) an increase in the number of local calls compared to 2000. During 2001 the growth in lines and traffic was due to in part to steady Mexican consumption despite negative GDP growth. Lines with at least one digital service increased by 55.5% in 2001 compared to 2000. Average real rates were steadied in April 2001 by nominal rate increases of 6.5% in monthly line rental charges for residential customers and 6.4% in monthly measured service charges for all customers.

Domestic Long Distance Revenues

Operating revenues from domestic long distance service depend on rates and traffic volume. Domestic long distance revenues decreased by 4.1% in 2002 and increased by 6.6% in 2001. The decrease in 2002 was due to lower real rates and customer discounts for long distance service and connectivity services, partly offset by growth in demand for Internet service. Revenues from connectivity services declined by 11.4%, while revenues from Internet services increased by 25.8%.

The increase in domestic long distance revenues in 2001 was largely due to a 10.1% growth in revenues from connectivity services, a 47.6% growth in revenues from Internet services and a 15.8% growth in billed minutes due to better call completion resulting from network improvements, partly offset by the effect of customer discounts and lower real rates.

International Long Distance Revenues

Operating revenues from international long distance service consist of (a) amounts earned from our customers and (b) amounts earned from foreign telecommunications carriers for terminating international calls to Mexico, which are reported net of amounts payable to foreign carriers for terminating calls from Mexico. The amount of operating revenues from international long distance service depends on the volume of traffic, the rates charged to our customers, the rates charged by each party under agreements with foreign carriers, principally in the United States, and the effects of competition. The contribution of net settlements from foreign carriers represented 2.2% of our consolidated revenues and 26.7% of international long distance revenues in 2002. Settlement payments under service agreements with foreign carriers are generally denominated in U.S. dollars.

International long distance revenues decreased by 4.9% in 2002 and by 20.6% in 2001. The decrease in 2002 was primarily due to (i) lower real rates billed in Mexico, (ii) slightly lower outgoing traffic and (iii) reduced international settlement rates, all of which were partly offset by higher incoming traffic, principally from the United States. The decrease in 2001 was primarily due to lower incoming traffic, particularly from the United States (which we attribute to the U.S. economic slowdown and to illegal bypass practices), a decline in international settlement rates and lower real rates.

In recent years, international settlement rates have decreased under agreements with foreign carriers. At the beginning of 2002, we reached an agreement for a three-tiered international settlement rate structure for 2002 and 2003. For calls terminating in Mexico City, Guadalajara and Monterrey, we receive U.S.$0.055 per minute; for calls terminating in the 200 next largest cities in Mexico, we receive U.S.$0.085 per minute; and for calls terminating in the rest of the country, we receive U.S.$0.1175 per minute. In 2001, the international settlement rates decreased, from U.S.$0.190 per minute for the year 2000 to U.S.$0.155 per minute for the year 2001, as a result of prior agreements reached with certain U.S. carriers. In the last quarter of 2000, international long distance revenues were reduced by a one-time payment of P.253 million to our two principal long distance competitors as payment for outstanding settlement fees.

As a result of the reduction of our international settlement rates, international long distance traffic has increased on the Mexico-U.S. route, one of the highest volume routes worldwide. In 2002, total traffic on this route increased by 11.7% compared to 2001. Despite settlement rate reductions, increased traffic and our December 2000 agreement with long distance carriers on measures to eliminate bypass, illegal bypass of our network continues to affect our revenues and margins. For example, based on procedures that allow us to estimate unauthorized use of our network, we believe that illegal bypass represented a loss of revenues of approximately P.1,157 million in 2002, an amount equal to 12.2% of our total international long distance revenues for that year.

Revenues from Interconnection

Revenues from interconnection represent fees from our customers for fixed-to-mobile calls and fees from other providers of local, long distance and mobile service for connection to our local network. Under the “calling party pays” system, which replaced the previous “mobile party pays” system in May 1999, our fixed-line customers pay us an interconnection charge when they call mobile customers, and we pay approximately three-quarters of the amount to the mobile carrier that completes the call. We recognize the amount the customer pays us as interconnection revenue, and we recognize the amount we pay to the mobile carrier under interconnection cost. Revenue from fixed-to-mobile calls represented 93.0% of interconnection revenues in 2002 and 90.5% in 2001. Revenues from competing local and long distance carriers represented 5.4% of interconnection revenues in 2002 and 7.8% in 2001. The balance of interconnection revenues represents payments from cellular carriers for mobile-to-fixed calls.

Revenues from interconnection increased by 0.1% in 2002 and by 12.5% in 2001. The increase in 2002 was due to growth in “calling party pays” minutes offset by lower interconnection fees from long distance carriers, which fell from U.S.$0.0125 per minute in 2001 to U.S.$0.00975 per minute in 2002. In 2001, the increase was due to the growth in fixed-to-mobile traffic because of increased cellular lines in service, which was partly offset by the effect of lower interconnection fees from long distance carriers.

In December 2002 and December 2001, we reached agreements with competing long distance carriers that reduce interconnection tariffs. See “Telmex—Competition” under Item 4. As a result of these agreements and action taken by Cofetel, the interconnection rates we charged long distance carriers in 2002 were 22.0% lower than rates charged in 2001, which in turn were 62.1% lower than in 2000. We expect that the impact of these rate reductions on revenues will be far outweighed by the effects of growing volume in cellular traffic.

Other Revenues

Other revenues decreased by 8.3% in 2002 and increased by 6.1% in 2001. The largest components of other revenues are sales of yellow pages advertising and telecommunications equipment and accessories. The decrease in 2002 was principally due to lower revenues from network maintenance services and yellow pages advertising. The changes in both years reflect the impact of the Mexican economy on the consumption of our services.

Cost of Sales and Services

Cost of sales and services increased by 0.4% in 2002 and by 5.0% in 2001. The increase in 2002 was due to a higher volume of computers sold under the Prodigy Internet Plus service. Eliminating the costs of computers sold in both years, cost of services decreased by 1.4% in 2002. This decrease is the result of a campaign to reduce expenses, which particularly targeted maintenance and repair of information technology equipment, production of directories and supplies. The increase in 2001 was primarily due to higher labor costs, increased expenses for maintenance of outside plant, higher volume of computers for the Prodigy Internet Plus service and higher costs related to equipment and accessories sold.

Commercial, Administrative and General Expenses

Commercial, administrative and general expenses decreased by 8.7% in 2002 and by 0.5% in 2001. The decrease in 2002 was due primarily to cost control policies, including the continued reduction of marketing expenditures, and lower prices for the purchase of Ladatel cards. In addition, in 2002 we made no contributions to the Telmex Foundation, compared to P.528 million in 2001. The decrease in 2001 was due primarily to the reduction of promotional expenditures and a smaller contribution to the Telmex Foundation, which was partly offset by an increase in charges to doubtful accounts and higher labor costs. We do not expect to make a contribution to the Telmex Foundation in 2003.

Interconnection

We make interconnection payments principally to cellular operators under “calling party pays.” Interconnection costs increased by 10.7% in 2002 and by 36.7% in 2001, due primarily to the increase of traffic from our network to the network of cellular operators as a result of the growth in the number of cellular users.

Depreciation and Amortization

Depreciation and amortization increased by 7.3% in 2002 and decreased by 2.3% in 2001. The amount of our depreciable assets has increased every year. Under Mexican GAAP, however, we restate imported fixed assets based on the exchange rate between the peso and the currency of the country of origin and the inflation of the country of origin. As a result, changes in exchange rates affect the amount of depreciation. Depreciation and amortization were higher in 2002 because the rate of devaluation exceeded the rate of Mexican inflation. In 2001, depreciation and amortization was lower because inflation outpaced devaluation, which more than offset the effects of new investments in telephone equipment.

Operating Income

In 2002, operating income decreased by 12.0%, reflecting lower revenues and a decrease in operating margin from 38.4% in 2001 to 35.1% in 2002. The decrease of operating margin reflects a decrease in margin for local service (from 34.9% to 31.1%) and for long distance service (from 35.6% to 31.3%), primarily because of lower real rates for both local and long distance services.

In 2001, operating income increased by 2.8%, reflecting higher revenues and a slight decrease in operating margin from 38.9% to 38.4%. The stability of operating margin reflected a decrease in margin for local service (from 38.5% to 34.9%) and an increase in margin for long-distance service (from 24.1% to 35.6%), because the reduction in interconnection rates paid by long-distance carriers reduced the costs of our long-distance segment and the revenues of our local segment.

We had a non-recurring gain of approximately P.1,987 million in the fourth quarter of 2000 as a result of our agreements with two long distance competitors in December 2000, as the settlement of outstanding debt resulted in the reversal of part of our allowance for doubtful accounts and the recognition of interest income. See “Telmex—Competition” under Item 4.

In 2000, we began to defer recognition of revenues from the sale of Ladatel cards based on the estimated usage of the cards. The effect was a non-recurring reduction in 2000 net income of P.462 million. The portion attributable to previous years was not material, so we did not restate results for previous years.

Comprehensive Financing Cost

Under Mexican GAAP, comprehensive financing cost reflects interest income, interest expense, foreign exchange gain or loss and the gain or loss attributable to the effects of inflation on monetary liabilities and assets. A substantial proportion of our indebtedness (86.5% at December 31, 2002) is denominated in foreign currencies, so when there is depreciation of the peso it results in foreign exchange loss and higher interest expense. Most of our financial assets are denominated in foreign currencies.

Comprehensive financing cost increased by 154.7% in 2002, compared to a decrease of 29.2% in 2001. The changes in each component were as follows:

•	Interest income decreased by 9.4% in 2002 and by 62.0% in 2001, due in both years to lower interest rates in Mexico and abroad and a lower average level of interest-bearing assets.

•	Interest expense decreased by 18.3% in 2002 and by 32.9% in 2001, in both years primarily as a result of a lower level of peso indebtedness, a higher proportion of indebtedness in foreign currency and lower Mexican and foreign interest rates.

•	In 2002, the depreciation of the peso against the U.S. dollar resulted in a net exchange loss of P.4,444 million. The net gain of P.1,225 million in 2001 was primarily due to the appreciation of the peso against the U.S. dollar.

•	In both years, average monetary liabilities exceeded average monetary assets, resulting in a net gain from monetary position. The net gain increased by 22.6% in 2002 due to a higher inflation rate and decreased by 39.8% in 2001 due to a lower inflation rate.

Income Tax and Employee Profit Sharing

The statutory rate of the Mexican corporate income tax was 35% in 2000, 2001 and 2002. Our effective rate of corporate income tax as a percentage of pre-tax profit was 21.5% in 2000, 33.0% in 2001 and 31.2% in 2002. In 2000, the effective rate was below the statutory rate principally because depreciation for tax purposes exceeded depreciation for financial reporting purposes. The effective tax rate was higher in 2001 and 2002 due to lower depreciation as a result of a change in statutory guidelines that affected our depreciation method for tax purposes.

Like other Mexican companies, we are required by law to pay to our employees, in addition to their agreed compensation and benefits, profit sharing in an aggregate amount equal to 10% of our taxable income (calculated without reference to inflation adjustments). The employee profit sharing amount decreased by 4.8% in 2002 and by 13.5% in 2001.

Net Income

Net income decreased by 21.2% in 2002 and by 10.0% in 2001. In 2002, the decrease in net income was principally due to lower operating income and exchange loss due to the devaluation of the peso. In 2001, the decrease in net income was principally due to a higher effective tax rate that more than offset an increase in operating income.

Liquidity and Capital Resources

Our principal capital requirements are for capital expenditures, dividend payments and our share repurchase program. We have generally met these requirements primarily from operating cash flows and limited borrowing. Resources provided by operating activities were P.36,719 million in 2002, P.48,801 million in 2001 and P.46,116 million in 2000.

Our capital expenditures were P.11,435 million in 2002, P.23,665 million in 2001 and P.21,530 million in 2000. The higher levels of expenditures in 2001 and 2000 were due to investments in voice and data infrastructure, and to our taking the opportunity to make equipment purchases at favorable prices. We reduced our capital expenditures in 2002, and we anticipate that our capital expenditures will be approximately U.S.$1.1 billion for 2003. Our budgeted amount excludes any other investments we may make in other companies. For subsequent years, our capital expenditures will depend on the state of the Mexican economy and market conditions.

The amount spent on share repurchases was P.6,205 million in 2002, P.14,497 million in 2001 and P.26,079 million in 2000. The amount spent on share repurchases is determined from time to time by the executive committee taking into account factors including the price of our shares and our capital resources. On April 30, 2003, the shareholders authorized Messrs. Chico Pardo and Cerezo Perez to spend up to P.10 billion on share repurchases. There is no obligation to spend any of that amount. Dividends paid totaled P.7,211 million in 2002, P.7,083 million in 2001 and P.7,410 million in 2000. The shareholders have approved dividends of P.0.62 per share to be paid in four installments out of 2002 income. We expect to pay an aggregate of approximately P.7.8 billion in dividends in 2003.

In the table below we set forth certain contractual obligations as of December 31, 2002, consisting of debt (including financial leases) and purchase obligations, and the period in which the contractual obligations come due. The table below does not include pension liabilities, deferred taxes or current accounts payable.

	Payments due by period
	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
	(millions of pesos)
Contractual obligations:
Total debt	P.	66,134	P.	11,060	P.	45,860	P.	7,954	P.	1,260
Purchase obligations		867		867		—		—		—

Total	P.	67,001	P.	11,927	P.	45,860	P.	7,954	P.	1,260

At December 31, 2002, we had total indebtedness of P.66,134 million representing a decrease of 10.3% compared to December 31, 2001. Our major categories of indebtedness are as follows:

•	U.S. dollar-denominated bank loans. These include large syndicated loan facilities, loans with support from export credit agencies and other loans. Our bank facilities bear interest at specified spreads over LIBOR. The weighted average interest rate at December 31, 2002 was approximately 2.5%. We had U.S.$2,571 million, equivalent to P.26,516 million, in bank loans outstanding at December 31, 2002. Certain of our bank loans contain financial and operating covenants. The most restrictive covenants require us to maintain a consolidated ratio of EBITDA to interest expense of no less than 3.00 to 1 and a consolidated ratio of total debt to EBITDA of no more than 3.75 to 1 (using terms defined in the credit agreements). Compliance with these covenants has not been a significant constraint on our ability to obtain financing.

•	U.S. dollar-denominated senior notes. The notes bear interest at 8.25% and mature in 2006. The aggregate principal amount of senior notes is U.S.$1,500 million, which was equivalent to P.15,469 million at December 31, 2002.

•	Convertible senior debentures. The convertible debentures bear interest at 4.25% and mature in June 2004. The aggregate principal amount is U.S.$1,000 million, which was equivalent to P.10,313 million at December 31, 2002. The debentures are convertible to L Share ADSs (each representing 20 L Shares) at U.S.$29.5762 per ADS, equal to a conversion rate of 33.8110 L Share ADSs per U.S.$1,000 principal amount of the convertible debentures. The conversion rate reflects an adjustment implemented in 2001 as a result of the spin-off, based on the fair market value of the América Móvil shares distributed to our shareholders.

•	Peso-denominated senior notes (“certificados bursátiles”). Beginning in October 2001, we have issued senior notes from time to time in the Mexican market. Part of these notes bears interest at fixed rates and part bear interest at specified spreads over Mexican Cetes (short-term government obligations). At December 31, 2002, we had P.7,450 million outstanding maturing from 2005 to 2012, and the weighted average interest rate was 9.2%.

We also have smaller amounts of other categories of indebtedness outstanding, including peso-denominated loans from Mexican banks and supplier credits for equipment financing. In past years, a substantial portion of our borrowing consisted of financing for the purchase of equipment, usually arranged through the equipment supplier. A substantial amount of this financing was incurred in connection with our cellular business, which was spun off to América Móvil. At present, we rely primarily on borrowings in the Mexican and international capital markets and from international banks, although if market conditions change, we may seek currency from export credit agencies or other sources. A number of our financing instruments are subject to either acceleration or repurchase at the holder’s option if there is a change of control, as defined in the respective instruments. The definitions of change of control vary, but none of them is met so long as Carso Global Telecom or its present controlling shareholders continue to control a majority of our voting stock.

At December 31, 2002, 86.5% of our total indebtedness was denominated in foreign currencies, principally U.S. dollars.

At December 31, 2002, 57.7% of our debt obligations bore interest at floating rates. The weighted average cost of all borrowed funds at December 31, 2002 (including interest and reimbursement of certain lenders for Mexican taxes withheld, but excluding fees) was approximately 5.6%. The inclusion of fees in the calculation of weighted average cost of all borrowed funds at December 31, 2002 would increase such cost by 0.2% to 5.8%.

Hedging

Because our U.S. dollar-denominated indebtedness far exceeds our U.S. dollar-denominated assets and revenues, we sometimes enter into hedging transactions to protect us to some degree against the short-term risks of devaluation of the Mexican peso. Our hedging practices vary from time to time depending on our judgment about the level of risk and the costs of hedging. Beginning in late 2001, we have occasionally been entering into forward exchange and option contracts as hedges against our U.S. dollar-denominated debt. Gains and losses on these transactions are recognized in income as incurred. Under Mexican GAAP, we account for these transactions on an accrual basis, and such amounts offset gains and losses on the foreign currency liabilities that are hedged. At December 31, 2002, our hedges covered liabilities of U.S.$418 million out of our total U.S. dollar-denominated liability of U.S.$5,548 million, but the amount of our hedging position varies substantially from time to time. In 2002, P.1,605,781 was credited to exchange differences. See Note 9 to our consolidated financial statements. Our hedges are short-term, typically averaging about 60 days, and will not protect us against the long-term effects of a devaluation on our U.S. dollar-denominated indebtedness. We may stop hedging or modify our hedging practices at any time.

Substantially all of our peso-denominated indebtedness (P.8,922 million at December 31, 2002) bears interest at floating rates or is short-term. We have engaged in extensive hedging transactions to reduce our exposure to changes in Mexican interest rates. Specifically, we have entered into interest rate swaps in which we pay interest at a fixed rate and receive interest at a floating rate, on a notional amount in Mexican pesos. The general effect of these swaps is to replace an obligation to pay floating-rate interest on our debt with an obligation to pay fixed-rate interest. Because the peso-denominated swap market is not highly liquid, we do not ordinarily obtain interest rate swaps that precisely match the tenors or amounts of our floating-rate liabilities. The aggregate notional amount of our swaps may be greater or less than the principal amount of our floating-rate peso-denominated debt, and we may discontinue hedging at any time. At December 31, 2002, the aggregate notional amount of interest rate swaps was P.12,650 million.

Off-Balance Sheet Arrangements

New Item 5.E of Form 20-F, which will be applicable to our annual report next year, will require us to disclose certain off-balance sheet arrangements. We do not have any off-balance sheet arrangements of the type that we will be required to disclose, except for the matters described under “—Contingent Liabilities” below.

Contingent Liabilities

We continue to have contractual commitments to support certain of the subsidiaries and investments that were transferred to América Móvil in the spin-off. We cannot be released from these commitments without the consent of the respective beneficiaries. In particular:

•	ATL, a Brazilian B-Band cellular concessionaire, was transferred to América Móvil in the spin-off. We have guaranteed indebtedness of ATL under certain credit facilities. Our obligations in this respect are limited to U.S.$104.3 million.

•	Iberbanda, S.A. (formerly FirstMark Comunicaciones España, S.A.), a broadband wireless company in Spain, was transferred to América Móvil in the spin-off. We have provided a guarantee relating to certain performance obligations of Iberbanda. Our obligations in this respect are limited to 13.7 million Euros (approximately U.S.$14.4 million at the December 31, 2002 exchange rate).

América Móvil is obligated to indemnify us against any losses, liabilities or expenses arising out of the contingent liabilities described above. We and América Móvil have also agreed that, for each of the undertakings we have given for the benefit of creditors of subsidiaries and affiliates that were transferred to America Móvil, we will use our best efforts to replace them with undertakings of América Móvil or its subsidiaries. See “Related Party Transactions” under Item 7.

U.S. GAAP Reconciliation

Income from continuing operations under U.S. GAAP was P.17,760 million in 2002, P.21,378 million in 2001 and P.25,531 million in 2000. Compared to Mexican GAAP, income from continuing operations under U.S. GAAP was 9.2% lower in 2002, 13.9% lower in 2001, and 7.4% lower in 2000.

There are several differences between Mexican GAAP and U.S. GAAP that affect our net income and stockholders’ equity. The most significant in its effect on net income is the difference in how the carrying value of plant, property and equipment is restated to reflect effects of inflation. Under Mexican GAAP, we restate fixed assets of non-Mexican origin based on the rate of inflation in the country of origin and the prevailing exchange rate at the balance sheet date, while under U.S. GAAP we use the Mexican inflation rate. In recent years, this has resulted in lower net income under U.S. GAAP, because Mexican inflation has exceeded the rate of depreciation of the Mexican peso against foreign currencies, particularly the U.S. dollar.

Other differences that affected net income relate to pension and seniority premium plan costs, interest capitalized on assets under construction, deferred income tax and employee profit sharing and the effect of derivative instruments. The differences in stockholders’ equity under Mexican GAAP and U.S. GAAP reflect these same matters. For a discussion of the principal differences between Mexican GAAP and U.S. GAAP, see Note 18 to our consolidated financial statements. Under Mexican Accounting Principles Bulletin D-4, which went into effect on January 1, 2000, our deferred tax accounting under Mexican GAAP is closer to U.S. GAAP than in the past, resulting in a smaller U.S. GAAP difference since 2000.

Use of Estimates in Certain Accounting Policies

In preparing our financial statements, we make estimates concerning a variety of matters. Some of these matters are highly uncertain, and our estimates involve judgments we make based on the information available to us. In the discussion below, we have identified several of these matters for which our financial presentation would be materially affected if either (a) we used different estimates that we could reasonably have used or (b) in the future we change our estimates in response to changes that are reasonably likely to occur.

The discussion addresses only those estimates that we consider most important based on the degree of uncertainty and the likelihood of a material impact if we used a different estimate. There are many other areas in which we use estimates about uncertain matters, but the reasonably likely effect of changed or different estimates is not material to our financial presentation.

Estimated useful lives of plant, property and equipment

We estimate the useful lives of particular classes of plant, property and equipment in order to determine the amount of depreciation expense to be recorded in each period. Depreciation expense is a very significant element of our costs, amounting in 2002 to P.19,362 million, or 26.4% of our operating costs and expenses, under Mexican GAAP, and P.22,134 million, or 28.1% of our operating costs and expenses, under U.S. GAAP. See Notes 5 and 18 to our consolidated financial statements.

The estimates are based on historical experience with similar assets, anticipated technological changes and other factors, taking into account the practices of other telecommunications companies. We review estimated useful lives each year to determine whether they should be changed, and at times we have changed them for particular classes of assets. We may shorten the estimated useful life of an asset class in response to technological changes, changes in the market or other developments. This results in increased depreciation expense, and in some cases it can result in our recognizing an impairment charge to reflect a write-down in value. The same kinds of developments can also lead us to lengthen the useful life of an asset class, resulting in reduced depreciation expense. For example, in both 1999 and 2000, we lengthened the useful lives of certain categories of fixed assets.

Employee pensions and seniority premiums

We recognize liabilities on our balance sheet and expenses in our income statement to reflect our obligations to pay employees under defined benefit retirement and seniority premium plans. The amounts we recognize are determined on an actuarial basis that involves many estimates. In 2002, we recognized net period cost relating to these obligations of P.4,161 million under Mexican GAAP and P.3,504 million under U.S. GAAP.

We use estimates in three specific areas that have a significant effect on these amounts: (a) the real discount rates that we use to calculate the present value of our future obligations, (b) the real rate of increase in salaries that we assume we will observe in future years and (c) the rate of return we assume our pension fund will achieve on its investments. The assumptions we have applied are identified in Note 8 (Mexican GAAP) and Note 18 (U.S. GAAP) to our consolidated financial statements. These estimates are based on our historical experience, on current conditions in the financial markets and on our judgments about the future development of our salary costs and the financial markets. We review the estimates each year, and if we change them, our reported expense for pension costs may increase or decrease.

Net period cost and the reserve for future pensions and seniority premiums are also affected by estimated annual salary increases and the estimated rate of return on investments of our pension fund. Actual results may vary from these estimates. For example, in 2002, the difference between estimated and actual annual salary increases resulted in an actuarial loss of P.1,371 million. In addition, the return on investments of our pension fund amounted to a loss of P.2,806 million in 2002, compared to a previously estimated gain of P.3,949 million. As of December 31, 2002, 65.7% of fund assets consisted of peso-denominated fixed-income securities and 34.3% consisted of equity securities of Mexican companies. The fund has experienced volatile returns on its investments in equity securities, which resulted in net losses on plan assets. Our actuarial assumptions as of December 31, 2002 include an assumed annual return of 6.84% in real terms on plan assets.

Allowance for doubtful accounts

We maintain an allowance for doubtful accounts based on our estimates of losses we may experience because our customers or other telecommunications carriers do not pay the amounts they owe us. At December 31, 2002, the amount of the allowance was P.1,853 million. For our customers, we perform a statistical analysis based on our past experience, current delinquencies and economic trends. For carriers, we make individual estimates which may reflect our evaluation of pending disputes over amounts owed. Our allowance could prove insufficient if our statistical analysis of our customer receivables is inadequate, or if one or more carriers refuse or are unable to pay us. See Note 3 to our consolidated financial statements.

ITEM 6. DIRECTORS AND OFFICERS OF REGISTRANT

Directors

Management of our business is vested in the Board of Directors. Our bylaws provide for the Board of Directors to consist of at least five directors and up to an equal number of alternate directors. A majority of the directors and a majority of the alternate directors must be Mexican nationals and elected by Mexican shareholders. Directors are elected by a majority of the holders of the AA Shares and A Shares voting together, provided that any holder or group of holders of at least 10% of the total AA Shares and A Shares is entitled to name one of such directors and one of such alternate directors, and two directors and two alternate directors are elected by a majority vote of the holders of L Shares. Each alternate director may attend meetings of the Board of Directors and vote in the absence of a corresponding director. Directors and alternate directors are elected at each annual ordinary general meeting of shareholders and each annual ordinary special meeting of holders of L Shares, and each serves until a successor is elected and takes office. Pursuant to our bylaws and Mexican law, at least 25% of our directors and 25% of our alternate directors must be independent, as defined under the Mexican Securities Market Law. In order to have a quorum for a meeting of the Board of Directors, a majority of those present must be Mexican nationals.

Carso Global Telecom and SBC International have agreed to vote for the number of directors and alternate directors named by Carso Global Telecom and SBC International, respectively, in proportion to their respective share ownership.

Our bylaws provide that the members of the Board of Directors are appointed for terms of one year. Pursuant to Mexican law, members of the Board continue in their positions after the expiration of their terms if new members are not appointed. The names and positions of the current members of the Board, as of April 30, 2003, their dates of birth, and information on their principal business activities outside Telmex are as follows:

Carlos Slim Helú Chairman	Born: First elected: Term expires: Principal occupation:	1940 1990 2004 Honorary chairman of the board of directors of Grupo Carso; chairman of the board of directors of Carso Global Telecom and América Telecom
	Other directorships and business experience:	Chairman of the board of directors of América Móvil and Grupo Financiero Inbursa; member of the board of SBC Communications

Carlos Slim Domit Co-chairman; chairman of the executive committee	Born: First elected: Term expires: Principal occupation and other directorships:	1967 1995 2004 Chairman of the board of directors of Grupo Carso and Grupo Sanborns, S.A. de C.V., and member of the board of directors of Carso Global Telecom and América Telecom
	Business Experience:	President of Sanborns Hermanos

Jaime Chico Pardo Vice chairman; member of the executive committee	Born: First elected: Term expires: Principal occupation: Other principal directorships:	1950 1990 2004 Chief executive officer of Telmex Vice chairman of the board of directors of Carso Global Telecom and América Telecom and director of América Móvil, Grupo Financiero Inbursa
	Business experience:	Chief executive officer of Grupo Condumex, S.A.; president of Corporación Industrial Llantera (Euzkadi General Tire de México)

Emilio Azcárraga Jean Director	Born: First elected: Term expires: Principal occupation: Other directorships:	1968 2000 2004 President of Grupo Televisa, S.A. de C.V. Chairman of the board of directors of Grupo Televisa, member of Consejo Mexicano de Hombres de Negocios

Antonio Cosío Ariño Director; alternate member of the executive committee	Born: First elected: Term expires: Principal occupation:	1935 1990 2004 General manager of Cía Industrial de Tepeji del Río, S.A. de C.V.
Other directorships:

Chairman of the board of directors of

Agrocultivos Todos Santos, S.A. de C.V.,

Bodegas de Santos Tomás, S.A. de C.V., Cía

Inmobiliaría Cabo San Lucas, S.A. de C.V. and

Grupo Hotelero Brisas, S.A. de C.V.

Amparo Espinosa Rugarcía Director	Born: First elected: Term expires: Principal occupation:	1941 1990 2004 President of the Center for Women’s Studies in México City

Elmer Franco Macías Director	Born: First elected: Term expires: Principal occupation:	1940 1990 2004 President and director of Grupo Infra, S.A. de C.V.
	Other directorships:	Director of Banco Nacional de México, S.A., Grupo Financiero Inbursa and Grupo Condumex
	Business experience:	Various positions at Grupo Infra since 1958

Angel Losada Moreno Director	Born: First elected: Term expires: Principal occupation:	1955 1990 2004 Chief executive officer of Grupo Gigante, S.A. de C.V.

	Other directorships:	Vice president of the board of directors of Grupo Gigante, director of Grupo Financiero Banamex—Accival

Rómulo O’Farrill Jr. Director	Born: First elected: Term expires: Principal occupation:	1917 1990 2004 Chairman and general manager of Novedades Editores, S.A. de C.V.
Other directorships:

Chairman of the board of directors of Grupo

Automotriz O’Farrill y Balderrama, S.A. de

C.V., Novedades de Acapulco, S.A. de C.V.,

Novedades de Quintana Roo, S.A. de C.V. and

Distrituidores O’Farrill Puebla

Juan Antonio Pérez Simón Vice chairman; member of the executive committee	Born: First elected: Term expires: Principal occupation and other directorships:	1941 1990 2004 Chairman of the board of directors and member of the executive committee of Sanborns Hermanos, S.A., and member of the board of directors of América Telecom

Fernando Senderos Mestre Director	Born: First elected: Term expires: Principal occupation:	1950 2000 2004 Chairman of the board and chief executive officer of Desc, S.A. de C.V.
	Other directorships:	Director of Industrial Peñoles, S.A. de C.V., Kimberly Clark de México, S.A. de C.V., Alfa, S.A. de C.V., Grupo Televisa and Dana Corporation

Marco Antonio Slim Domit Director; alternate member of the executive committee	Born: First elected: Term expires: Principal occupation and other directorships:	1968 2002 2004 President and Director of Grupo Financiero Inbursa
	Business Experience:	Member of the board of directors of Grupo Carso, Bolsa Mexicana de Valores and Sears Roebuck; alternate member of the board of Carso Global Telecom and América Telecom

James W. Callaway Director	Born: First elected: Term expires: Principal occupation:	1946 2000 2004 Group president of SBC Communications, Inc., International Operations
	Business experience:	Various positions in the wireless area within the SBC group

Mark E. Royse Director; member of the executive committee	Born: First elected: Term expires: Principal occupation:	1959 2000 2004 President of SBC International Management Services, Inc.
	Other directorships:	Director of ATL—Algar Telecom Leste S.A. and Telecomunicaciones de Guatemala, S.A.

Janet M. Duncan Director; alternate member of the executive committee	Born: First elected: Term expires: Principal occupation:	1961 2000 2004 Director of Finance, SBC International Management Services, Inc.

Rafael Kalach Mizrahi Director	Born: First elected: Term expires: Principal occupation:	1946 2000 2004 Chairman and chief executive officer of Grupo Kaltex, S.A. de C.V.
	Other directorships:	Director of Grupo Carso, Sears Roebuck, S.A. de C.V., and Grupo Sanborns, S.A. de C.V.

Ricardo Martín Bringas Director	Born: First elected: Term expires: Principal occupation:	1960 2000 2004 Chief executive officer of Organización Soriana, S.A. de C.V.
	Other directorships:	Director of Banco Bital, S.A., Grupo Financiero Banamex—Accival, Banco Mexicano, S.A. and Home Mart de México, S.A. de C.V.

The alternate directors as of April 30, 2003 are as follows:

Name	First Elected Director or Alternate Director
Patrick Slim Domit	1999
Arturo Elias Ayub	2000
Jorge Esteve Campdera	1990
Humberto Gutierrez-Olvera Zubizarreta	1996
Antonio Cosío Pando	2002
Angeles Espinosa Yglesias	1993
Agustín Franco Macías	1990
Jaime Alverde Goya	1993
Antonio del Valle Ruíz	1990
José Kuri Harfush	1995
Fernando Solana Morales	2002
Eduardo Valdés Acra	2000
Carlos Bernal Verea	1990
Federico Laffan Fano	1990
Jorge A. Chapa Salazar	2002
Bernardo Quintana Isaac	1990
Francisco Medina Chávez	2002

Of our directors and alternate directors, Elmer Franco Macías and Agustín Franco Macías are brothers; Antonio Cosío Pando is the son of Antonio Cosío Ariño; Carlos Slim Domit, Marco Antonio Slim Domit and Patrick Slim Domit are sons of Carlos Slim Helú; and Amparo Espinosa Rugarcía and Angeles Espinosa Yglesias are sisters. Arturo Elias Ayub is the son-in-law of Carlos Slim Helú. The Secretary of the Board of Directors is Sergio F. Medina Noriega.

Executive Committee

Our bylaws provide that the executive committee may generally exercise the powers of the Board of Directors. The Board of Directors is also required to consult the executive committee before deciding on certain matters set forth in the bylaws, and the executive committee must provide its views within 10 calendar days following a request from the Board of Directors.

The executive committee is elected from among the directors and alternate directors by a majority vote of the AA Shares, A Shares and A Share ADSs voting together. Under the agreement entered into in December 2000 between Carso Global Telecom and SBC International, the executive committee consists of four members. The majority of its members must be of Mexican nationality and elected by Mexican shareholders. Carso Global Telecom and SBC International have agreed to vote for three members named by Carso Global Telecom and one member named by SBC International. The current members of the executive committee are Messrs. Chico Pardo, Pérez Simón and Carlos Slim Domit, all named by Carso Global Telecom and various other Mexican investors, and Mr. Royse, named by SBC International. The current alternate members of the executive committee are Messrs. Cosío Ariño, Gutierrez-Olvera Zubizarreta and Marco Antonio Slim Domit, all named by Carso Global Telecom and various other Mexican investors, and Ms. Duncan, named by SBC International.

Mexican Code of Best Corporate Practices

In January 2001, a Mexican commission of business leaders (Consejo Coordinador Empresarial), with the support of the Comisión Nacional Bancaria y de Valores (CNBV), issued a Code of Best Corporate Practices (Código de Mejores Prácticas Corporativas) for publicly traded Mexican companies, recommending certain actions with respect to various areas of corporate governance. Following these recommendations, on February 14, 2001, the Board of Directors created an audit committee and an evaluation and compensation committee. The Mexican Securities Market Law was amended effective June 2001 to require that all publicly traded Mexican companies have an audit committee. In March 2003, the CNBV codified certain provisions of the Code of Best Corporate Practices, requiring among other things, increased responsibilities for audit committees. While compliance with the Code of Best Corporate Practices is voluntary, the CNBV requires companies listed on the Mexican Stock Exchange to report, on a yearly basis, whether they comply with the Code. For the last two years, we have observed the recommendations of the Code and met such reporting requirements.

Audit Committee

The audit committee consists of Messrs. del Valle Ruíz (the audit committee’s chairman), Agustín Franco Macías and Kalach Mizrahi. Each member of the audit committee is independent, as independence is defined under the Mexican Securities Market Law. Each member of the audit committee is also independent, as audit committee member independence is defined under Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended. See “Item 16A—Audit Committee Financial Expert.” The audit committee operates under a written mandate adopted by our Board of Directors. A copy of the audit committee mandate is available on our web site at www.telmex.com.

The mandate of the audit committee is to establish and monitor procedures and controls to ensure that the financial information we distribute is useful, appropriate, reliable and accurately reflects our financial position. In particular, the audit committee is required to (a) assist the Board of Directors in selecting candidates for our auditors and reviewing the scope and terms of their engagement, (b) assist the Board of Directors in supervising the performance of auditing services contracts, evaluating the services and assuring the independence and objectivity of our auditors, including ensuring that the total compensation paid to an auditing firm does not exceed 20% of its total income, (c) recommend procedures for preparing and distributing our financial information and general guidelines for internal control systems (which consist of operational and financial controls that ensure that Telmex operates within the Board of Directors’ general guidelines), (d) discuss with the Board of Directors internal control of risk management and compliance with applicable laws, particularly concerning (i) disclosure of relevant information to the market, (ii) acquisition accounting, (iii) anticipated revenue recognition, (iv) restructuring charges, (v) management of reserve accounts, and (vi) accounting for derivatives and arbitrage activity, (e) ensure the existence of control mechanisms to provide that consistent unaudited financial information is presented to the Board of Directors, (f) review with the auditors the annual financial statements contained in our annual report and the quality of the accounting principles applied therein and review interim financial information to ensure that it is prepared using the same principles, (g) review the audit committee rules and, if appropriate, propose to the Board of Directors improvements designed to achieve the audit committee’s mandate, (h) supervise, review and discuss the audit procedures of our internal audit area, (i) conduct an annual self evaluation of the committee’s activities aimed at achieving the committee’s objectives, (j) report to the Board of Directors on its activities, and (k) perform any other functions the committee or the Board of Directors considers necessary to achieve the mandate. The audit committee has reviewed this Annual Report as well as our consolidated financial statements and notes thereto included elsewhere in this Annual Report and recommended that such financial statements be included herein. In addition, pursuant to our bylaws and Mexican law, (i) the audit committee is required to submit an annual report to the Board of Directors and (ii) the Board must seek the opinion of the audit committee regarding any transaction with a related party that is outside the ordinary course of our business.

The Audit Committee Report

A copy of the audit committee’s annual report submitted to the Board of Directors on March 10, 2003 is provided below.

To the Board of Directors of Teléfonos de México, S.A. de C.V.

The Company’s management has the basic responsibility of issuing financial statements based on generally accepted accounting principles in Mexico, preparing financial information in a timely manner, and implementing internal control systems. The Audit Committee, on behalf of the Board of Directors of the Company, has reviewed the consolidated and audited financial statements of Teléfonos de México, S.A. de C.V. and subsidiaries as of December 31, 2002. This Review included analysis and approval of policy, procedures and accounting practices of the Company and all of its subsidiaries. The accounting policies are the same ones that the Company has been applying and for now, this Committee does not consider it necessary to submit any modifications of the accounting policies to the Board of Directors for consideration.

The Committee evaluated the performance of the external auditors, who are responsible for expressing an opinion about the reasonableness of the financial statements of the Company and the conformity of such financial statements to generally accepted accounting principles in Mexico. The Committee has concluded that all partners of the external audit firm meet the professional standards and have the performance, intellectual and economic independence necessary to perform this duty.

The Committee has ensured that interim public financial information, such as the quarterly financial information presented to the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.) and the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores), is prepared in accordance with the same principles, procedures, criteria and accounting practices used in the preparation of the annual information.

Based on the revisions and opinions mentioned above, the Committee recommends to the Board of Directors, that the audited financial statements of Teléfonos de México, S.A. de C.V. as of December 31, 2002, be included in the 2002 annual report, that the Company submits to the Shareholders Meeting for approval.

Additionally, the Company has an Internal Auditing Area. The internal control system has been reviewed and evaluated by the Audit Committee and in the Committee’s opinion, meets the required level of effectiveness so that the Company operates in a general control environment. The External Auditors studied and evaluated the internal control system in connection with their audit of the financial statements and issue a report with suggestions about such controls. The internal control system complies with the general guidelines established by the Board of Directors. The Committee has decided to not propose any modifications to the guidelines to the Board at this time.

Finally, the Committee reports that it verified that there are controls in the Company that allow a determination about whether the Company complies with the applicable legal and administrative dispositions and reviewed the respective reports regarding litigation and proceedings that in each case could represent in a risk. As a result, the Committee did not detect any significant risk that could result from the current legal situation of the Company.

Antonio del Valle Ruíz

President of the Audit

Committee

Evaluation and Compensation Committee

The evaluation and compensation committee consists of Messrs. Pérez Simón and Cosío Ariño and Ms. Amparo Espinosa Rugarcía. The mandate of the evaluation and compensation committee is to assist the Board of Directors in evaluating and compensating our senior executives. In particular, it is required to (a) recommend to the Board of Directors procedures for the selection and succession of our chief executive officer and our principal executives, (b) propose criteria for evaluating executive performance, (c) analyze the proposals of the chief executive officer concerning the structure and amount of compensation for our senior executives, and to raise them with the Board of Directors, (d) review new executive compensation programs and the operations of existing programs, (e) establish contracting practices to avoid excessive payments to executives, (f) assist the Board of Directors in developing appropriate personnel policies, (g) participate with the Board of Directors in developing a plan for employees to invest in our Series L Shares, and to review the implementation of such plan, (h) report to the Board of Directors on its activities and (i) perform any other functions the Board of Directors may delegate to the evaluation and compensation committee. Each member of the evaluation and compensation committee is independent, as independence is defined under the Mexican Securities Market Law.

The Evaluation and Compensation Committee Report

A copy of the evaluation and compensation committee’s annual report submitted to the Board of Directors on March 12, 2003 is provided below.

To the Board of Directors of Teléfonos de México, S.A. de C.V.

Based on the dispositions of Bulletins 11-29 and 11-33 of the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) and the Best Corporate Practices Code, the Evaluation and Compensation Committee of Teléfonos de México, S.A. de C.V., presents a report to the Board of Directors regarding the relevant activities carried out by this Committee that, if the Board approves, is to be included in the annual report that is submitted for consideration at the Shareholders´ Meeting where the results and activities of the Company at December 31, 2002 will be made known.

The Committee, in the exercise of the mandated functions and during the several sessions it has held, carried out the relevant activities that are mentioned below.

a) The hiring conditions of executives and the possible payments in the event their departure from the Company were reviewed and it was determined that they comply with the guidelines established by the Board of Directors.

b) The structure and policies used to determine compensation packages for executives and board members of the Company were reviewed and, to date, the Committee does not consider it necessary to propose any change to the Board of Directors.

Juan Antonio Pérez Simón

President of the Evaluation and

Compensation Committee

Finance and Planning Committee

The finance and planning committee consists of Ms. Angeles Espinosa Yglesias and Messrs. Fernando Solana Morales, Jaime Alverde Goya and Ricardo Martín Bringas. The mandate of the finance and planning committee is to assist the Board of Directors in evaluating our investment, financial and planning policies. In particular, it is required to (a) review investment policies proposed by senior management, (b) evaluate the financing policies proposed by senior management and submit them for approval by the Board of Directors, (c) participate in presentations to the Board of Directors regarding the conformity of principal proposed investments and financing transactions to our guidelines, (d) weigh in on strategic planning and assist the Board in monitoring financial projections and the concurrence of investment and financing policies with strategic objectives, (e) review annual budget assumptions and submit them for approval by the Board of Directors, (f) monitor our budget and strategic plan, (g) identify risk factors and review policies for managing those risks and (h) perform any other functions the Board of Directors may delegate to the finance and planning committee. Each member of the finance and planning committee is independent, as independence is defined under the Mexican Securities Market Law.

The Finance and Planning Committee Report

A copy of the finance and planning committee’s annual report submitted to the Board of Directors on March 12, 2003 is provided below.

To the Board of Directors of Teléfonos de México, S.A. de C.V.

Mr. Chairman and Board members:

The relevant issues that have been discussed in the sessions of the Finance and Planning Committee of the Board of Directors are the following:

•      We reviewed the results of the investment programs and liabilities of the Company at year-end 2002. The investments and financing complied with the policies established by the Board and achieved the projected viability.

•      We analyzed and evaluated the projected investment and liabilities plan for 2003 and both were within framework of the policies established by the Board, which policies are also in line with our established strategic vision.

• Therefore, the Committee considered that the principal investments and financing for 2003 that management has planned are viable and adequate.

•      We also reviewed the figures of the financial statements at December 31, 2002, and compared them with the figures of 2001 and the 2002 budget. Additionally, we analyzed the premises and financial projections included the Company’s budget for 2003. The Committee considered that these projections are in line with the Company’s strategic plan.

•      In addition, we carried out an evaluation and verified that the strategic position of the Company is consistent with its strategic plan. We consider that this information should be included in the annual report that the Board of Directors presents to the Shareholders’ Meeting where the 2002 results will be made known in order to comply with the Best Corporate Practices Code.

Fernando Solana Morales

President of the Finance and

Planning Committee

Senior Management

As of April 30, 2003, the names, responsibilities and prior business experience of our senior officers are as follows:

Jaime Chico Pardo	Appointed:	1995
Chief Executive Officer	Business Experience:	Director and member of executive committee of Telmex since 1990

Isidoro Ambe Attar	Appointed:	1997
Commercial-Corporate Area	Business Experience:	Various positions at Telmex in marketing and procurement areas

Adolfo Cerezo Pérez	Appointed:	1991
Chief Financial Officer	Business Experience:	Various positions in finance, including treasurer of Telmex

Javier Elguea Solís	Appointed:	1995
Dean of Inttelmex	Business Experience:	Head of human resources at Telmex

Arturo Elías Ayub	Appointed:	1998
Strategic Alliances, Communications and Institutional Relations	Business Experience:	Various positions at Telmex in regulation and Internet areas

Eduardo Gómez Chibli	Appointed:	1995
Technical and Long Distance	Business Experience:	Various positions in technical and long distance areas at Telmex

Javier Mondragón Alarcón	Appointed:	1999
General Counsel	Business Experience:	Vice president of Grupo Televicentro, S.A. de C.V. and a partner at Bufete Mondragón Alarcón, S.C.

Jaime Pérez Gómez	Appointed:	2000
Human Resources	Business Experience:	Various positions at Telmex in legal and human resources areas

Patrick Slim Domit	Appointed:	2000
Commercial-Retail Markets	Business Experience:	Vice-president of Grupo Carso

Héctor Slim Seade	Appointed:	1995
Support to Operations	Business Experience:	Head of Fianzas Guardiana- Inbursa and Factoraje-Inbursa

Andrés R. Vázquez del Mercado Benshimol	Appointed:	1999
Investments and Strategic Development	Business Experience:	Head of marketing at Radio Móvil Dipsa, S.A. de C.V. (Telcel)

Oscar Von Hauske Solís	Appointed:	1996
Systems and Processes	Business Experience:	Head of Finance at Grupo Condumex

Jose Covarrubias Bravo	Appointed:	1999
East Metro Division	Business Experience:	Various positions at Telmex in customer service areas, General Manager of Red Uno

Darío Fernández Lizardi	Appointed:	2001
Gulf Division	Business Experience:	Various positions at Telmex in the mass marketing, sales and government sales areas

Miguel Angel González Arriaga	Appointed:	1996
West Division	Business Experience:	Various positions in sales and marketing area, including General Manager of Telnor

Gerardo Leal Garza	Appointed:	1995
South Metro Division	Business Experience:	General Manager of Telcel

Francisco Niembro González	Appointed:	2003
West Metro Division	Business Experience:	General Manager of Telnor, various positions at Telmex including positions in long distance network development

Hiram Ontiveros Medrano	Appointed:	2002
Norwest Division	Business Experience:	Various positions at Telmex, including positions in commercial and engineering areas

Raymundo Paulin Velasco	Appointed:	1997
Northeast Division	Business Experience:	Various positions at Telmex, including positions in commercial and telephone operations areas

Jorge Luis Suástegui Esquivel	Appointed:	1997
Center Division	Business Experience:	Various positions at Telmex, including positions in the engineering, construction and telephone operations areas

Miguel Angel Vera Garcia	Appointed:	1997
Southwest Division	Business Experience:	Manager in regional and operations areas at Telmex

Luis Villanueva Gómez	Appointed:	2003
Telnor	Business Experience:	Various positions at Telmex in the engineering and engineering standards area

Gerardo Zozaya	Appointed:	2001

North Division	Business Experience:	Various positions at Telmex in mass marketing and network construction areas

Statutory Auditors

Under our bylaws, the holders of a majority of the outstanding AA Shares and A Shares voting together may elect one or more statutory auditors (comisarios) and corresponding alternate statutory auditors. The primary role of the statutory auditors is to report to the holders of AA Shares and A Shares at the annual ordinary general meeting regarding the accuracy of the financial information presented to such holders by the Board of Directors. The statutory auditors are also authorized to (1) call ordinary or extraordinary general shareholders’ meetings, (2) place items on the agenda for meetings of shareholders or the Board of Directors, (3) attend meetings of shareholders or the Board of Directors and (4) generally monitor our affairs. The statutory auditors also receive monthly reports from the Board of Directors regarding material aspects of our affairs, including our financial condition. The current statutory auditor and alternate statutory auditor are:

Name	Position	First Elected Statutory Auditor or Alternate Statutory Auditor
Alberto Tiburcio Celorio	Statutory Auditor	1993
Fernando Espinosa López	Alternate Statutory Auditor	2001

Compensation of Directors and Officers

We have set aside 50 million repurchased L Shares on which we may grant options to our executive officers. In 2001, we granted options to purchase an aggregate of 11.6 million L Shares at P.11.17 per L Share, exercisable over a period of four years from the date of the grant. In 2002, we granted options to purchase an aggregate of 11.7 million L Shares at P.11.17 per L Share, exercisable over a period of four years from the date of the grant.

For the year ended December 31, 2002, the aggregate compensation of all of our directors, alternate directors and executive officers paid for services in all capacities was approximately P.67.2 million. (In accordance with Mexican GAAP, we do not recognize any compensation expense as a result of granting stock options to our executive officers.) Each director or alternate director received an average fee of P.39,666 (nominal) for each meeting of the Board of Directors attended in 2002.

Share ownership of Carlos Slim Helú and certain members of his immediate family is set forth in “Major Shareholders” under Item 7. Except as discussed therein, none of our other directors, alternate directors or executive officers is the beneficial owner of more than 1% of any class of our capital stock.

Employees

We are one of the largest non-governmental employers in Mexico. The following table sets forth the number of employees and a breakdown of employees by main category of activity and geographic location as of the end of each year in the three-year period ended December 31, 2002.

	December 31,
	2002	2001	2000
End-of-period number of employees	63,775	67,550	66,928
Categories of activity:
Local	41,519	42,390	42,835
Long distance	7,482	7,679	7,670
Other	14,774	17,481	16,423

	63,775	67,550	66,928
Geographic locations:
Mexico	63,775	67,550	66,928

At December 31, 2002, the Telephone Workers’ Union of Mexico (known by its Spanish acronym, STRM) represented approximately 72.3% of our employees and members of other unions represented approximately 9.2% of our employees. All management positions are held by non-union employees. Salaries and certain benefits for unionized personnel are renegotiated every year and the collective bargaining agreements with our unionized employees are renegotiated every two years. In April 2003, we and the STRM agreed to a 5.1% nominal increase in basic wages.

We consider our current relations with our workforce to be good. Under Mexican law, the unions have a right of first refusal if we sell or transfer any of our assets and the government does not exercise its right of first refusal.

Under our labor agreements and Mexican labor law, we are obligated to pay seniority premiums to retiring employees and pension and death benefits to retired employees. Pension benefits are determined on the basis of compensation to employees in their final year of employment, their seniority, and their age at the time of retirement. Retirees are entitled to receive pension increases whenever salary increases are granted to current employees. In 1990, we funded a specific trust to cover these obligations. We make annual contributions to the fund, which totaled P.4,938 million in 2002 and P.5,174 million in 2001. At December 31, 2002, the pension fund had a total market value of P.59,270 million.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The AA Shares represented 32.9% of the total capital stock and 93.6% of the full voting shares (AA shares and A Shares) as of April 30, 2003. The AA Shares are owned by (1) Carso Global Telecom, (2) SBC International, a subsidiary of the U.S. telecommunications company SBC Communications, Inc. and (3) various other Mexican investors. Carso Global Telecom holds interests in telecommunications and was spun off from Grupo Carso in 1996. Carso Global Telecom may be deemed to control us. According to reports of beneficial ownership of our shares filed with the SEC, Carso Global Telecom is controlled by Mr. Carlos Slim Helú and members of his immediate family.

Carso Global Telecom and SBC International are parties to an agreement entered into in December 2000 providing for certain matters relating to their ownership of AA Shares. Among other things, the agreement subjects certain transfers of AA Shares by either party to a right of first offer in favor of the other party, although the right of first offer does not apply to the conversion of AA Shares to L Shares, as permitted by our bylaws, or the subsequent transfer of L Shares. The agreement also provides for the composition of the Board of Directors and the executive committee (see “Directors” and “Executive Committee” under Item 6) and for each party to enter into a Management Services Agreement with us (see “Related Party Transactions”).

The following table identifies each owner of more than five percent of any class of our shares as of April 30, 2003. Except as described below, we are not aware of any holder of more than five percent of any class of our shares.

	AA Shares(1)		A Shares(2)		L Shares(3)		Percent of voting shares(4)
	Shares	Percent of class	Shares	Percent of class	Shares	Percent of class
	(millions)		(millions)		(millions)
Carso Global Telecom(5)	3,000.0	72.5%	46.0	16.1%	1,123.0	13.8%	68.9%
SBC International(5)	972.8	23.5%	—	—	—	—	22.0%
Brandes Investment Partners, L.L.C.(6)	—	—	—	—	640.8	7.9%	—
Franklin Resources, Inc.(6)	—	—	—	—	414.6	5.1%	—

(1)	As of April 30, 2003, there were 4,136 million AA Shares outstanding, representing 93.6% of the total full voting shares (AA Shares and A Shares).
(2)	As of April 30, 2003, there were 285 million A Shares outstanding, representing 6.4% of the total full voting shares (AA Shares and A Shares).
(3)	As of April 30, 2003, there were 8,152 million L Shares outstanding.
(4)	AA Shares and A Shares.
(5)	Holders of AA Shares and A Shares are entitled to convert a portion of these Shares to L Shares, subject to the restrictions set forth in our bylaws. See “Bylaws” under Item 10.
(6)	Derived from reports of beneficial ownership of our shares filed with the SEC.

The following table sets forth the share ownership, as of April 30, 2003, of our officers and directors who own more than 1% of any class of our capital stock. Mr. Carlos Slim Helú, together with certain members of his immediate family, may be deemed to share beneficial ownership of 3,000 million AA Shares and 46 million A Shares held by Carso Global Telecom and 1,141.5 million L Shares held by Carso Global Telecom and Grupo Carso. Except as provided below, none of our directors, alternate directors or executive officers is the beneficial owner of more than 1% of any class of our capital stock.

	AA Shares(1)		A Shares(1)		L Shares(1)		Percent of voting shares
	Shares	Percent of class	Shares	Percent of class	Shares	Percent of class
	(millions)		(millions)		(millions)
Carlos Slim Helú(2)	3,000.0	72.5%	46.0	16.1%	1,141.5	14.0%	68.9%
Carlos Slim Domit(3)	3,000.0	72.5%	46.0	16.1%	1,141.5	14.0%	68.9%
Marco Antonio Slim Domit(4)	3,000.0	72.5%	46.0	16.1%	1,141.5	14.0%	68.9%
Patrick Slim Domit(5)	3,000.0	72.5%	46.0	16.1%	1,141.5	14.0%	68.9%
Antonio Cosío Ariño	65.2	1.6%	—		—	—	1.5%

(1)	Holders of AA Shares and A Shares are entitled to convert a portion of these Shares to L Shares, subject to the restrictions set forth in our bylaws. See “Bylaws” under Item 10.
(2)	Includes 40,000 A shares and 60,000 L Shares owned directly by Carlos Slim Helú.
(3)	Includes 8,132 L Shares owned directly by Carlos Slim Domit.
(4)	Includes 8,132 L Shares owned directly by Marco Antonio Slim Domit.
(5)	Includes 8,134 L Shares owned directly by Patrick Slim Domit.

At December 31, 2002, 84.2% of our outstanding L Shares were represented by L Share ADSs, each representing the right to receive 20 Telmex L Shares, and 99.1% of the L Share ADSs were held by 16,764 holders (including The Depository Trust Company) with registered addresses in the United States. In November 2000, we established a sponsored ADS program for the A Share ADSs. 27.7% of our A Shares were held in the form of A Share ADSs at December 31, 2002, each representing the right to receive 20 Telmex A Shares and there were 4,201 holders (including The Depository Trust Company) with registered addresses in the United States. We have no information concerning holdings of A Shares and L Shares that are not represented by ADSs, or A Share ADSs that are held under the unsponsored A Share ADS programs, which antedate the establishment of the sponsored program, and have not been exchanged for ADSs issued under such sponsored program, by holders with registered addresses in the United States. See “Trading Market” under Item 9.

We purchase our shares on the Mexican Stock Exchange from time to time up to a specified maximum aggregate value authorized by the holders of AA Shares and A Shares and our Board of Directors. In 2002, we purchased 386.4 million L Shares and 1.4 million A Shares, representing 2.9% of the shares outstanding at the beginning of 2002, with an aggregate value of P.6,052 million. As of April 30, 2003, we are authorized to purchase shares with an aggregate value of up to P.10 billion.

Since January 1, 1997, Carso Global Telecom has purchased A Shares and L Shares on the open market from time to time. In percentage terms, the ownership position of Carso Global Telecom has also increased as a result of our repurchase of our own shares. Carso Global Telecom’s percentage ownership of the A Shares was 14.1% on January 1, 2001, 15.8% on January 1, 2002 and 15.9% on January 1, 2003. Its percentage ownership of the L Shares was 16.8% on January 1, 2001, 12.7% on January 1, 2002 and 13.4% on January 1, 2003. In June 2001, Carso Global Telecom converted 500 million L Shares to AA Shares, raising its total ownership of AA Shares to 3,000 million.

Related party transactions

General

We engage in a variety of transactions in the ordinary course of business with affiliates. Pursuant to our bylaws and Mexican law, the audit committee of our Board of Directors must express an opinion on, and our Board of Directors has exclusive power to approve, any transaction with a related party that is outside the ordinary course of our business.

Our transactions with affiliates include purchasing network construction services and materials from a subsidiary of Grupo Condumex, S.A. de C.V. and insurance and bank services from Grupo Financiero Inbursa. In addition, we sell network construction materials to Grupo Condumex and provide certain services to Grupo Carso and Grupo Financiero Inbursa. Grupo Condumex and Grupo Financiero Inbursa are under common control with Carso Global Telecom, and several of their directors are also members of our Board of Directors. See “Directors” under Item 6. The aggregate amount of our purchases from affiliates was P.7.3 billion in 2002, P.9.2 billion in 2001 and P.8.6 billion in 2000. The aggregate amount of our sales to affiliates was P.535.3 million in 2002, P.475.7 million in 2001 and P.520.5 million in 2000. We believe that the prices paid in these transactions are comparable to those that would be obtained in arms’ length negotiations with unaffiliated parties.

From time to time we make investments together with affiliated companies as well as sell our investments to affiliates, as described below.

•	In April 2001, we sold our subsidiary Kb/Tel to a subsidiary of Grupo Carso for U.S.$4.2 million.

•	In June 2001, we acquired a 45% interest in The Telvista Company, a U.S. telemarketing company, for U.S.$47.0 million. We made this investment together with our affiliates, the other shareholders of Telvista, América Móvil (45%) and Grupo Carso (10%).

•	In 1998, we invested in Prodigy Communications Corporation, or Prodigy, jointly with Carso Global Telecom. From 1998 through 2000, our investment in Prodigy totaled U.S.$121.3 million. In November 2001, we sold our interest in Prodigy for U.S.$82.6 million to an affiliate of SBC International that conducted a public tender offer.

We also pay fees to Carso Global Telecom and SBC International for consulting and management services, pursuant to agreements with each party negotiated on behalf of us by a special committee of directors unaffiliated with any of the parties. The aggregate amount paid to each company (and France Télécom Financiére Internationale before it sold all its shares in Telmex in June 2000) under these agreements was U.S.$30 million in 2001 and U.S.$28.3 million in 2000. The current agreements with Carso Global Telecom and SBC International were renewed in December 2001 on substantially similar terms and provided for payments to both of them in the aggregate of U.S.$29 million for the year 2002.

We are working with Grupo Financiero Inbursa on the joint development and promotion of the Count on Telmex card. See “Public Telephony” under Item 4. With respect to the debit feature of the card, Grupo Financiero Inbursa manages the cash balances, and we and Grupo Financiero Inbursa divide the related earnings and costs. With respect to the credit feature of the card, Grupo Financiero Inbursa is responsible for, and bears all risks related to, the credit card operations. We are responsible for basic logistical support and invoicing and collection services in connection with the card.

We have made substantial contributions to the Telmex Foundation, which is controlled by a committee, the chairman of which is Mr. Carlos Slim Helú. See “Telmex—The Telmex Foundation”

under Item 3. We contributed P.528.5 million in 2001 and P.1,377.0 million in 2000. We did not contribute to the Telmex Foundation in 2002. We do not expect to contribute to the Telmex Foundation in 2003.

Transactions between Telmex and América Móvil

América Móvil has or will have a variety of contractual relationships with us and our subsidiaries. These include agreements arising out of the spin-off, certain transitional arrangements and continuing commercial relationships.

Continuing Commercial Relationships

Because both we and Telcel, the leading wireless operator that we spun-off to América Móvil in 2000, provide telecommunications services in the same geographical markets, we have extensive operational relationships. These include interconnection between our respective networks; use of facilities, particularly for the co-location of equipment on premises we own; use by Telcel of our private circuits; and use by each of the services provided by the other. These operational relationships are subject to a variety of agreements which, for the most part, were in place prior to the spin-off without being significantly modified as a result of the spin-off. Many of them are also subject to specific regulations governing all telecommunications operators. Interconnection fees represent the largest component of amounts paid under these agreements. In 2002, the aggregate amount we paid Telcel for interconnection fees totaled P.8,029 million and the aggregate amount paid to us by Telcel totaled P.3,463 million. The terms of the arrangements with Telcel are generally similar to those on which each company does business with other, unaffiliated parties.

In addition, we distribute Telcel’s handsets and prepaid cards on commercial terms similar to those given to other cellular distributors.

Implementation of the Spin-off

The separation of América Móvil from us and the transfer of equity, assets and liabilities to América Móvil was effected by the action taken at our extraordinary shareholders’ meeting held on September 25, 2000. Neither we nor América Móvil has made any promises to the other regarding the value of any of the assets América Móvil received in the spin-off. Under the shareholder resolution adopted at the meeting, América Móvil is obligated to indemnify us against any liability, expense, cost or contribution asserted against us that arises out of the assets owned directly or indirectly by Sercotel, the subsidiary whose shares were transferred to América Móvil in the spin-off.

América Móvil has entered into an agreement with us to ensure that the purposes of the spin-off are fully achieved. Among other things, this agreement provides in general terms as follows:

•	América Móvil agrees to indemnify us against any loss or expense resulting from the assertion against us of any liabilities or claims that were transferred to América Móvil in the spin-off or that relate to the businesses transferred to América Móvil in the spin-off.

•	We agree to indemnify América Móvil against any loss or expense resulting from the assertion against América Móvil of any liabilities or claims that we retained in the spin-off or that relate to the businesses we retained in the spin-off.

•	We and América Móvil agree to cooperate in obtaining consents or approvals, giving notices or making filings, as may be required as a result of the spin-off or in order to achieve the purposes of the spin-off.

•	We and América Móvil each agree to provide the other with information required to prepare financial statements, tax returns, regulatory filings or submissions and for other specified purposes.

•	We and América Móvil each agree to maintain the confidentiality of any information concerning the other that we obtained prior to the spin-off or that we obtain in connection with the implementation of the spin-off.

•	We and América Móvil each agree that we will not take any action that could reasonably be expected to prevent the spin-off from qualifying as tax-free under Mexican or U.S. federal tax laws.

•	We and América Móvil each release the other from certain claims arising prior to the spin-off.

•	With respect to undertakings we have given for the benefit of creditors of subsidiaries and affiliates that were transferred to América Móvil, we and América Móvil agree that we will use our best efforts to replace each of these undertakings with undertakings of América Móvil or its subsidiaries.

We have entered into specific agreements with América Móvil with respect to several of these undertakings, providing for América Móvil to indemnify us and to take steps to succeed to our obligations.

Transitional Services

We provided certain services to América Móvil on an interim basis through the third quarter of 2001 while América Móvil developed the personnel and systems necessary to provide these services itself. The services were provided at a fixed periodic price based on the estimated cost of providing the services plus a percentage. They included legal, financial, administrative, accounting and investor relations services.

Contingent Liabilities

Under Mexican law, we remain jointly and severally liable for any obligations transferred to América Móvil pursuant to the spin-off for a period of three years beginning on September 25, 2000, the date the spin-off was approved by our shareholders. Such liability, however, does not extend to any obligation to a creditor that has given its express consent relieving us of such liability and approving the spin-off. We have undertaken contractual commitments to support certain of the subsidiaries and investments that were transferred to América Móvil in the spin-off. We cannot be released from these commitments without the consent of the respective beneficiaries, which has not yet been obtained. We intend to seek the requisite consents to release us from these commitments, but we cannot assure you that the beneficiaries of these commitments will consent or know when they may do so. These commitments are described in “Contingent Liabilities” under Item 5.

Item 8. Financial Information

CONSOLIDATED FINANCIAL STATEMENTS

See “Item 18—Financial Statements” and pages F-1 through F-42.

LEGAL PROCEEDINGS

There were a number of pending proceedings before the Mexican courts in which we or our competitors had challenged determinations or regulations issued by Cofetel, most of which were withdrawn as a result of December 2000 agreements with certain competitors. These are described in “Regulation” under Item 4. We are also involved in legal proceedings in the ordinary course of our business, none of which is material. In addition, we are in the process of appealing various proceedings brought by our competitors alleging anticompetitive practices by us before competition authorities in Mexico. The proceedings could result in fines by the authorities and subsequent civil actions by our competitors, but we believe that a negative outcome of these proceedings would not be material on an aggregate basis. See “Regulation” under Item 4.

The Mexican Social Security Institute (Instituto Mexicano del Seguro Social) conducted an audit of our social security obligations for the period from 1997 through 2001. Following the audit, we were ordered to pay a total of approximately P.354 million consisting of past due obligations, penalties and accrued interest as of May 31, 2003. We are preparing appeals to these rulings to the Federal Administration and Taxation Court (Tribunal Federal de Justicia Fiscal y Administrativa) and, in accordance with Mexican law, have deposited a bond guaranteeing the amount alleged to be owed. Although we believe the basis for our appeals are well founded, there can be no assurance that we will prevail.

DIVIDENDS

We have paid cash dividends on our shares each year since 1958. The table below sets forth the nominal amount of dividends paid per share in each year indicated, in pesos and translated into U.S. dollars at the free exchange rate on each of the respective payment dates.

Year ended December 31,	Pesos per Share		Dollars per Share
2002	P.	0.5450	U.S.$	0.0559
2001		0.4900		0.0529
2000		0.4450		0.0424
1999		0.3875		0.0412
1998		0.3500		0.0377

Since 1998, we have paid dividends quarterly. The dividends from earnings in a given year are determined at the annual meeting of shareholders in April of the following year and paid in June, September and December of such following year and in March of the year after that. In April 2001, we declared a dividend of P.0.500 per share, which we paid in equal installments of P.0.125 per share in June 2001, September 2001, December 2001 and March 2002. In April 2002, we declared a dividend of P.0.56 per share, which we paid in equal installments of P.0.14 per share in June 2002, September 2002, December 2002 and March 2003. In April 2003, we declared a dividend of P.0.62 per share, which will be payable in equal installments of P.0.155 per share in June 2003, September 2003, December 2003 and March 2004.

The declaration, amount and payment of dividends are determined by majority vote of the holders of AA Shares and A Shares, generally on the recommendation of the Board of Directors, and will depend on our results of operations, financial condition, cash requirements, future prospects and other factors deemed relevant by the holders of AA Shares and A Shares. Accordingly, we cannot assure you that we will continue to pay dividends or that future dividends will be comparable to historical dividends. Our bylaws provide that holders of the AA Shares, the A Shares and the L Shares share equally on a per-share basis in dividend payments and other distributions.

ITEM 9. THE OFFER AND LISTING

TRADING MARKET

The L Share ADSs, each representing 20 L Shares of Telmex, are issued by Morgan Guaranty Trust Company of New York, or the Depositary, as depositary for the L Share ADSs. The L Share ADSs are traded on the New York Stock Exchange and listed on the Frankfurt Stock Exchange, and the L Shares are traded on the Mexican Stock Exchange and listed on the Mercado de Valores Latinoamericano (“Latibex”) in Madrid, Spain.

In November 2000, we established a sponsored ADS program for the A Share ADSs. The A Share ADSs, each representing 20 A Shares of Telmex, are issued by the Depositary, as depositary for the A Share ADSs. There have been for many years “unsponsored” A Share ADSs programs established by several depositaries without our agreement. Holders of over 93% of the A Share ADSs issued under the unsponsored ADS programs, each representing one A share, have exchanged their A Share ADSs for those issued by the Depositary under the sponsored program. Holders who do not exchange will not receive dividends and eventually will escheat their A Share ADSs to their respective states. The A Shares are traded on the Mexican Stock Exchange, and the sponsored A Share ADSs are quoted on the NASDAQ SmallCap Market. Trading has ceased with respect to the unsponsored A Share ADSs.

The following table sets forth, for the periods indicated, the reported high and low sales prices for the L Shares on the Mexican Stock Exchange and the reported high and low sales prices for the L Share ADSs on the New York Stock Exchange. Prices have not been restated in constant currency units.

	Mexican Stock Exchange		New York Stock Exchange
	High	Low	High		Low
	(Pesos per L Share)		(U.S. Dollars per L Share ADS)
Annual highs and lows
2002	P. 18.62	P. 13.18	U.S.$	41.05	U.S.$	26.70
2001	16.90	13.79		37.04		27.48
2000	35.30	20.10		76.31		42.31
1999	26.50	11.20		56.35		21.13
1998	13.65	8.85		28.75		16.75

Quarterly highs and lows
2003:
First quarter	P. 18.24	P. 15.60	U.S.$	34.49	U.S.$	28.61
2002:
First quarter	18.62	16.26		41.05		35.73
Second quarter	18.55	15.32		40.35		30.66
Third quarter	15.60	13.18		31.81		26.70
Fourth quarter	16.94	14.80		32.92		29.20
2001:
First quarter	16.90	13.79		34.31		27.48
Second quarter	16.80	13.88		36.62		29.41
Third quarter	16.86	14.04		37.04		29.35
Fourth quarter	16.35	15.10		35.60		31.76

Monthly highs and lows
2003:
January	P. 18.24	P. 15.98	U.S.$	34.49	U.S.$	29.31
February	16.68	15.80		30.74		28.91
March	16.60	15.60		30.46		28.61
April	16.84	15.54		31.12		29.40
May	16.10	14.95		31.35		29.14
2002:
December	16.94	15.92		32.92		31.18

The table below sets forth, for the periods indicated, the reported high and low sales prices for the A Shares on the Mexican Stock Exchange and the high and low bid prices for A Share ADSs published by NASDAQ. Bid prices published by NASDAQ for the A Share ADSs are inter-dealer quotations and may not reflect actual transactions. Prices have not been restated in constant currency units.

	Mexican Stock Exchange		NASDAQ
	High	Low	High		Low
	(Pesos Per A Share)		(U.S. Dollars per A Share ADS)
Annual highs and lows
2002	P. 18.56	P. 13.00	U.S.$	41.00	U.S.$	26.50
2001	16.88	13.86		36.80		26.86
2000	35.80	20.80		3.75		2.09
1999	26.80	11.10		2.86		1.00
1998	13.75	8.76		1.41		0.80

Quarterly highs and lows
2003:
First quarter	P. 18.10	P. 15.67	U.S.$	34.50	U.S.$	28.51
2002
First quarter	18.56	16.19		41.00		35.52
Second quarter	18.45	15.22		40.04		30.10
Third quarter	15.55	13.00		31.40		26.50
Fourth quarter	16.93	14.50		32.65		29.15
2001:
First quarter	16.88	14.55		34.00		26.86
Second quarter	16.63	13.86		36.49		29.25
Third quarter	16.70	14.00		36.80		29.15
Fourth quarter	16.35	15.00		35.30		31.75

TRADING ON THE MEXICAN STOCK EXCHANGE

The Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A. de C.V.), located in Mexico City, is the only stock exchange in Mexico. Founded in 1907, it is organized as a corporation whose shares are held by 26 brokerage firms, which are exclusively authorized to trade on the Exchange. Trading on the Mexican Stock Exchange takes place principally on the Exchange through automated systems, which is open between the hours of 8:30 a.m. and 3:00 p.m., Mexico City time, each business day. Trades in securities listed on the Mexican Stock Exchange can also be effected off the Exchange. The Mexican Stock Exchange operates a system of automatic suspension of trading in shares of a particular issuer as a means of controlling excessive price volatility, but under current regulations this system does not apply to securities such as the A Shares or the L Shares that are directly or indirectly (for example, through American Depositary Shares) quoted on a stock exchange (including for these purposes NASDAQ) outside Mexico.

Settlement is effected two business days after a share transaction on the Mexican Stock Exchange. Deferred settlement, even by mutual agreement, is not permitted without the approval of the Mexican National Securities Commission. Most securities traded on the Mexican Stock Exchange, including those of Telmex, are on deposit with S.D. Indeval, S.A. de C.V. (Indeval), a privately owned securities depositary that acts as a clearinghouse for Mexican Stock Exchange transactions.

Item 10. Additional Information

BYLAWS

Set forth below is a brief summary of certain significant provisions of our bylaws and Mexican law. The full text of our bylaws has been filed as an exhibit to this Annual Report. For a description of the provisions of our bylaws relating to our Board of Directors, committees of the Board of Directors and statutory auditors, see Item 6.

On March 19, 2002 the CNBV published new general rules, the Rules, for issuers, which codify the principal rules applicable to issuers and public offerings. The Rules increased the obligations and responsibilities of the audit committee by requiring the committee’s opinion to delist or cancel the registration of the shares of a company and to authorize any changes to the accounting policies and practices, among other important provisions.

Organization and Register

Telmex is a sociedad anónima de capital variable organized in Mexico under the Mexican Companies Law (Ley General de Sociedades Mercantiles). It is registered with the Public Registry of Commerce of Mexico City under the number 5229.

Share Capital

Our capital stock comprises Series AA Shares, without par value, Series A Shares, without par value and Series L Shares, without par value. All of the outstanding shares are fully paid and non-assessable.

AA Shares and A Shares have full voting rights. Holders of L Shares may vote only in limited circumstances as described under “—Voting Rights.” The rights of holders of all series of capital stock are otherwise identical except for limitations on non-Mexican ownership of AA Shares. The AA Shares, which must always represent at least 51% of the combined AA Shares and A Shares, may be owned only by holders that qualify as Mexican investors as defined in the Foreign Investment Law and our bylaws. See “—Limitations on Share Ownership.”

Each AA Share or A Share may be exchanged at the option of the holder for one L Share, provided that the AA Shares may never represent less than 20% of our outstanding capital stock or less than 51% of our combined AA Shares and A Shares. As of December 31, 2002, the AA Shares represented 32.4% of our outstanding capital stock and 93.5% of our combined AA Shares and A Shares.

Each L Share is exchangeable at the option of the holder for one AA Share by delivering the L Share certificate to our treasury for cancellation and receiving the corresponding AA Share certificate. The right to exchange is subject to limitations on non-Mexican ownership of AA Shares and to the requirement that the AA Shares and A Shares together may never represent more than 51% of our outstanding capital stock. As of December 31, 2002, the AA Shares and A Shares together represented 34.6% of our outstanding capital stock.

Voting Rights

Each AA Share and A Share entitles the holder thereof to one vote at any meeting of our shareholders. Each L Share entitles the holder to one vote at any meeting at which holders of L Shares are entitled to vote. Holders of L Shares are entitled to vote only to elect two members of the Board of Directors and the corresponding alternate directors and on the following matters:

•	the extension of Telmex’s term of duration,

•	the transformation of Telmex from one type of company to another,

•	any merger in which Telmex is not the surviving entity or any merger with an entity whose principal corporate purposes are different from those of Telmex,

•	removal of our shares from listing on the Mexican Stock Exchange or any foreign stock exchange, and

•	any action that would prejudice the rights of holders of L Shares and not prejudice the other classes of shares similarly.

A resolution on any of the specified matters requires the affirmative vote of both a majority of all outstanding shares and a majority of the AA Shares and the A Shares voting together.

Under Mexican law, holders of shares of any series are also entitled to vote as a class on any action that would prejudice the rights of holders of shares of such series but not rights of holders of shares or other series, and a holder of shares of such series would be entitled to judicial relief against any such action taken without such a vote. The determination whether an action requires a class vote on these grounds would initially be made by the Board of Directors or other party calling for shareholder action. A negative determination would be subject to judicial challenge by an affected shareholder, and a court would ultimately determine the necessity for a class vote. There are no other procedures for determining whether a proposed shareholder action requires a class vote, and Mexican law does not provide extensive guidance on the criteria to be applied in making such a determination.

Shareholders’ Meetings

General shareholders’ meetings may be ordinary meetings or extraordinary meetings. Extraordinary general meetings are those called to consider certain matters specified in Article 182 of the Mexican Companies Law, including, principally, amendments of the bylaws, liquidation, merger and transformation from one type of company to another, as well as to consider the removal of our shares from listing on the Mexican Stock Exchange or any foreign stock exchange. General meetings called to consider other matters are ordinary meetings. The two directors elected by the holders of L Shares are elected at a special meeting of holders of L Shares. All other matters on which holders of L Shares are entitled to vote would be considered at an extraordinary general meeting. Holders of L Shares are not entitled to attend or address meetings of shareholders at which they are not entitled to vote.

A special meeting of the holders of L Shares must be held each year for the election of directors. An ordinary general meeting of the holders of AA Shares and A Shares must be held each year to consider the approval of the financial statements for the preceding fiscal year, to elect directors and statutory auditors and to determine the allocation of the profits of the preceding year.

The quorum for an ordinary general meeting of the AA Shares and A Shares is 50% of such shares, and action may be taken by a majority of the shares present. If a quorum is not available, a second meeting may be called at which action may be taken by a majority of the AA Shares and A Shares present, regardless of the number of such shares. Special meetings of holders of L Shares are governed by the same rules applicable to ordinary general meetings of holders of AA Shares and A Shares. The quorum for an extraordinary general meeting at which holders of L Shares may not vote is

75% of the AA shares and A Shares, and the quorum for an extraordinary general meeting at which holders of L Shares are entitled to vote is 75% of the outstanding capital stock. If a quorum is not available in either case, a second meeting may be called and action may be taken, provided a majority of the shares entitled to vote is present. Whether on first or second call, actions at an extraordinary general meeting may be taken by a majority vote of the AA Shares and A Shares outstanding and, on matters which holders of L Shares are entitled to vote, a majority vote of all the capital stock.

Holders of 20% of our outstanding capital stock may have any shareholder action set aside by filing a complaint with a court of law within 15 days after the close of the meeting at which such action was taken and showing that the challenged action violates Mexican law or our bylaws. In addition, any holder of our capital stock may bring an action at any time within five years challenging any shareholder action. Relief under these provisions is only available to holders

•	who were entitled to vote on, or whose rights as shareholders were adversely affected by, the challenged shareholder action, and

•	whose shares were not represented when the action was taken or, if represented, were voted against it.

Shareholders’ meetings may be called by the Board of Directors, its chairman, the statutory auditors or a court. The Board of Directors or the statutory auditors may be required to call a meeting of shareholders by the holders of 10% of the outstanding capital stock. Notice of meetings must be published in the Diario Oficial (Official Gazette) or a newspaper of general circulation in Mexico City at least 15 days prior to the meeting. In order to attend a meeting, shareholders must deposit their shares with us at our office in Mexico City, with a Mexican or foreign banking institution or with a Mexican exchange broker. If so entitled to attend the meeting, a shareholder may be represented by proxy. The depositary for the L Share ADSs and the A Share ADSs does not satisfy this requirement, so ADS holders are not entitled to attend shareholder meetings. ADS holders must exercise their voting rights through the depositary.

Dividend Rights

At the annual ordinary general meeting of holders of AA Shares and A Shares, the Board of Directors submits our financial statements for the previous fiscal year, together with a report thereon by the Board, to the holders of AA Shares and A Shares for approval. The holders of AA Shares and A Shares, once they have approved the financial statements, determine the allocation of our net profits for the preceding year. They are required by law to allocate 5% of such net profits to a legal reserve, which is not thereafter available for distribution except as a stock dividend, until the amount of the legal reserve equals 20% of our capital stock. The remainder of net profits is available for distribution.

All shares outstanding at the time a dividend or other distribution is declared are entitled to participate in such dividend or other distribution.

Limitation on Capital Increases

Our bylaws require that any capital increase be represented by new shares of each series in proportion to the number of shares of each series outstanding.

Preemptive Rights

In the event of a capital increase, a holder of existing shares of a given series has a preferential right to subscribe for a sufficient number of shares of the same series to maintain the holder’s existing proportionate holdings of shares of that series. Preemptive rights must be exercised within 15 days following the publication of notice of the capital increase in the Diario Oficial (Official Gazette) and a newspaper of general circulation in Mexico City. Under Mexican law, preemptive rights cannot be traded separately from the corresponding shares that give rise to such rights. As a result, there is no trading market for the rights in connection with a capital increase. Holders of ADSs may exercise preemptive rights only through the depositary. We are not required to take steps that may be necessary to make this possible.

Limitations on Share Ownership

Ownership by non-Mexicans of shares of Mexican enterprises in certain economic sectors, including telephone services, is regulated by the Foreign Investment Law and the Regulations thereunder. The National Commission on Foreign Investment is responsible for administration of the Foreign Investment Law and Regulations. In order to comply with restrictions on the percentage of their capital stock that may be owned by non-Mexican investors, Mexican companies typically limit particular classes of their stock to Mexican ownership. Under the Foreign Investment Law, a trust for the benefit of one or more non-Mexican investors may qualify as Mexican if the trust meets certain conditions that will generally ensure that the non-Mexican investors do not determine how the shares are voted.

Non-Mexican investors are not permitted to own more than 49% of the capital stock of a Mexican corporation engaged in the telephone business. Pursuant to a decision of the Foreign Investment Commission dated August 10, 1990, the L Shares of Telmex, because of their limited voting rights, are not taken into account in determining compliance with this restriction and accordingly are not subject to Mexican ownership restrictions. The A Shares are also unrestricted. The AA Shares, however, which must always represent at least 51% of the combined AA Shares and A Shares, may be owned only by holders that qualify as Mexican investors as defined in the Foreign Investment Law and our bylaws. A holder that acquires AA Shares in violation of the restrictions on non-Mexican ownership will have none of the rights of a shareholder with respect to those AA Shares. As a consequence of these limitations, a non-Mexican investor cannot under Mexican law own AA Shares except through a trust that effectively neutralizes the votes of non-Mexican investors.

Pursuant to the Foreign Investment Law and Regulations, we have registered any foreign owner of our shares, and the depositary with respect to the ADSs representing our shares, with the National Registry of Foreign Investment.

In addition, pursuant to the Foreign Investment Law and Regulations, our Mexican shareholders retain the power to determine our administrative control and management.

Foreign states are prohibited under the General Communications Law from directly or indirectly owning shares of Telmex. The Telecommunications Regulations provide, however, that foreign state-owned enterprises organized as separate entities with their own assets may own minority interests in Telmex or any number of shares with limited voting rights. Ownership of A Shares or L Shares by such foreign state-owned companies, or by pension or retirement funds organized for the benefit of employees of state, municipal or other governmental agencies, is not considered direct or indirect ownership by foreign states for the purposes of the General Communications Law.

Restrictions on Certain Transactions

Our bylaws provide that any acquisition or transfer by us of more than 10% of our issued and outstanding shares, effected in one or more transactions by any person or group of persons acting in concert, requires prior approval by our Board of Directors.

Restrictions on Deregistration in Mexico

Our shares are registered with the National Registry for Securities, as required under the Securities Market Law and regulations issued by the CNBV. If we wish to cancel our registration, or if it is cancelled by the CNBV, the stockholders having the majority of the ordinary shares or that may, on any basis, impose decisions at shareholders meetings, or appoint the majority of the Board of Directors of Telmex at that time will be required to make a public offer to purchase all outstanding shares prior to such cancellation. Unless the CNBV authorizes otherwise, the offer price will be the higher of: (i) the average of the closing price during the previous 30 days on which the shares may have been quoted, or (ii) the book value of the shares in accordance with the most recent quarterly report submitted to the CNBV and to the Mexican Stock Exchange. In order to comply with the Rules, at the extraordinary shareholders meeting held in April 30, 2003, we amended certain articles of our bylaws. Some of the amendments were made to comply with certain new requirements for the delisting and cancellation of the registration of the shares of the company. As a result, our bylaws now provide that if, after the public offer is concluded, there are still outstanding shares held by the general public, the shareholders that control Telmex will be required to create a trust for a period of six months, into which such controlling shareholders will be required to contribute funds in an amount sufficient to purchase, at the same price as the offer price, the number of outstanding shares held by the general public. Within the five days prior to the commencement of the public offer, after taking into account the opinion of the audit committee, our Board of Directors must publish its opinion regarding the offer price.

Tender Offer Rules

Our bylaws provide that any purchasers or group of purchasers that obtain or increase a significant participation (i.e., 30% or more) in the capital stock of the company, without conducting a previous public offer in accordance with the applicable rules issued by the CNBV, would not have the right to exercise the corporate rights of their shares, and that the company will not register such shares in the share registry book.

Other Provisions

Variable capital. We are permitted to issue shares constituting fixed capital and L Shares constituting variable capital. All of our outstanding shares of capital stock constitute fixed capital. The issuance of variable-capital L Shares, unlike the issuance of fixed-capital L Shares, does not require an amendment of the bylaws, although it does require a majority vote of the AA Shares and the A Shares. Under Mexican law and our bylaws, if we issued variable-capital L Shares, any holder of such shares would be entitled to redeem them at the holder’s option at any time at a redemption price equal to the lower of:

•	95% of the average market value of such shares on the Mexican Stock Exchange for 30 trading days preceding the date on which the exercise of the option is effective and

•	the book value of such shares at the end of the fiscal year in which the exercise of the option is effective.

If the option is exercised during the first three quarters of a fiscal year, it is effective at the end of the next succeeding fiscal year. The redemption price would be payable following the annual ordinary general meeting of holders of AA Shares and A Shares at which the relevant annual financial statements were approved.

Forfeiture of shares. As required by Mexican law, our bylaws provide that “any alien who at the time of incorporation or at any time thereafter acquires an interest or participation in the capital of the corporation shall be considered, by virtue thereof, as Mexican in respect thereof and shall be deemed to have agreed not to invoke the protection of his own government, under penalty, in case of breach of such agreement, of forfeiture to the nation of such interest or participation.” Under this provision a non-Mexican shareholder is deemed to have agreed not to invoke the protection of his own government by asking such government to interpose a diplomatic claim against the Mexican government with respect to the shareholder’s rights as a shareholder, but is not deemed to have waived any other rights it may have, including any rights under the U.S. securities laws, with respect to its investment in Telmex. If the shareholder invokes such governmental protection in violation of this agreement, its shares could be forfeited to the Mexican government. Mexican law requires that such a provision be included in the bylaws of all Mexican corporations unless such bylaws prohibit ownership of shares by non-Mexican persons.

Exclusive jurisdiction. Our bylaws provide that legal actions relating to the execution, interpretation or performance of the bylaws shall be brought only in Mexican courts.

Duration. Telmex’s existence under the bylaws is 100 years from the date of registration with the Public Registry of Commerce.

Purchase of our own shares. According to the bylaws, we may repurchase our shares on the Mexican Stock Exchange at any time at the then prevailing market price. Any such repurchase must be approved by the Board of Directors, and the amount of shares to be repurchased must be approved by the general ordinary shareholders meeting. The shareholders meeting approves the maximum amount of funds that may be used during the year for the repurchase of shares. The ordinary shareholders meeting held on April 30, 2003, approved up to P.10 billion to be used for share repurchases during 2003. Such funds may be used during 2003 for the repurchase of shares through the Mexican Stock Exchange. In the event that we repurchase shares, our shareholders’ equity will be reduced automatically in an amount equal to the assumed par value of each repurchased share. However, if repurchased shares are held as treasury stock, our capital stock will be reduced automatically in an amount equal to the assumed par value of each repurchased share, pending future sales thereof on the Mexican Stock Exchange or cancellation. Our capital stock is automatically increased upon the resale of such shares in an amount equal to their assumed par value. The economic and voting rights corresponding to repurchased shares may not be exercised during the period in which we own such shares, and such shares are not deemed to be outstanding for purposes of calculating any quorum or vote at any shareholders’ meeting during such period.

Conflict of interest. Shareholders with conflicting interests with Telmex with respect to a transaction are required to abstain from deliberating and voting on the specific transaction. A shareholder that votes on a specific business transaction in which its interest conflicts with Telmex’s may be liable for damages, but only if the transaction would not have been approved without its vote. A determination of conflicting interest would initially be made by the shareholder subject to judicial challenge. Mexican law does not provide extensive guidance on the criteria to be applied in making such a decision.

Appraisal rights. Whenever the shareholders approve a change of corporate purposes, change of nationality of the corporation or transformation from one type of company to another, any shareholder entitled to vote on such change that has voted against it may withdraw from Telmex and receive the book value attributable to its shares, provided it exercises its right within 15 days following the adjournment of the meeting at which the change was approved.

Rights of Shareholders

The protections afforded to minority shareholders under Mexican law are different from those in the United States and many other jurisdictions. The substantive law concerning fiduciary duties of directors has not been the subject of extensive judicial interpretation in Mexico, unlike many states in the United States where duties of care and loyalty elaborated by judicial decisions help to shape the rights of minority shareholders. Mexican civil procedure does not contemplate class actions or shareholder derivative actions, which permit shareholders in U.S. courts to bring actions on behalf of other shareholders or to enforce rights of the corporation itself. Shareholders cannot challenge corporate action taken at a shareholders’ meeting unless they meet certain procedural requirements, as described above under “Shareholders’ Meetings.” As a result of these factors, in practice it may be more difficult for our minority shareholders to enforce rights against us or our directors or controlling shareholders than it would be for shareholders of a U.S. company.

Enforceability of Civil Liabilities

Telmex is organized under the laws of Mexico, and most of our directors, officers and controlling persons reside outside the United States. In addition, all or a substantial portion of our assets and their assets are located in Mexico. As a result, it may be difficult for investors to effect service of process within the United States on such persons. It may also be difficult to enforce against them, either inside or outside the United States, judgments obtained against them in U.S. courts, or to enforce in U.S. courts judgments obtained against them in courts in jurisdictions outside the United States, in any action based on civil liabilities under the U.S. federal securities laws. There is doubt as to the enforceability against such persons in Mexico, whether in original actions or in actions to enforce judgments of U.S. courts, of liabilities based solely on the U.S. federal securities laws.

CERTAIN CONTRACTS

We are party to concession agreements that authorize us to provide certain telecommunications services on specific terms. These are described in “Regulation” under Item 4.

Our agreements with related parties are described in “Related Party Transactions” under Item 7.

EXCHANGE CONTROLS

Mexico has had a free market for foreign exchange since 1991, and the government has allowed the peso to float freely against the U.S. dollar since December 1994. There can be no assurance that the government will maintain its current foreign exchange policies. See “Exchange Rate Information” under Item 3.

TAXATION

The following summary contains a description of certain Mexican federal and U.S. federal income tax consequences of the acquisition, ownership and disposition of L Shares, A Shares, AA Shares, L Share ADSs, or A Share ADSs, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, hold or sell shares or ADSs.

The Convention for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion and a Protocol thereto (the “Tax Treaty”) between the United States and Mexico entered into force on January 1, 1994. The United States and Mexico have also entered into an agreement concerning the exchange of information with respect to tax matters.

This discussion does not constitute, and should not be considered as, legal or tax advice to holders. The discussion is for general information purposes only and is based upon the federal tax laws of Mexico (including the Mexican Income Tax Law and the Mexican Federal Tax Code) and the United States as in effect on the date of this annual report (including the Tax Treaty), which are subject to change, and such changes may have retroactive effect. Holders of shares or ADSs should consult their own tax advisers as to the Mexican, U.S. or other tax consequences of the purchase, ownership and disposition of shares or ADSs, including, in particular, the effect of any foreign, state or local tax laws.

Mexican Tax Considerations

The following is a general summary of the principal consequences under the Mexican Income Tax Law (Ley del Impuesto sobre la Renta) and the rules and regulations thereunder, as currently in effect, of an investment in shares or ADSs by a holder that is not a resident of Mexico and that will not hold the shares or ADSs or a beneficial interest therein in connection with the conduct of a trade or business through a permanent establishment in Mexico (a “nonresident holder”).

For purposes of Mexican taxation, a natural person is a resident of Mexico for tax purposes if he has established his home in Mexico, unless he has resided in another country for more than 183 calendar days, whether consecutive or not, in any one calendar year and can demonstrate that he has become a resident of that country for tax purposes. A legal entity is a resident of Mexico if it was incorporated in Mexico, or it maintains the principal administration of its business or the effective location of its management in Mexico. An individual of Mexican nationality is presumed to be a resident of Mexico, unless such person can demonstrate the contrary. If a nonresident of Mexico is deemed to have a permanent establishment in Mexico for tax purposes, all income attributable to such permanent establishment will be subject to Mexican taxes, in accordance with applicable laws.

Tax Treaties

Provisions of the Tax Treaty that may affect the taxation of certain U.S. holders (as defined in “U.S. Federal Income Tax Considerations”, below) are summarized below.

The Mexican Income Tax Law has established procedural requirements for a nonresident holder disposing of his shares to be entitled to the benefits under any of the tax treaties to which Mexico is a party. These procedural requirements include the obligation to (i) prove tax treaty residence, and (ii) appoint a representative in Mexico for taxation purposes.

Payment of Dividends

Dividends, either in cash or in kind, paid with respect to the of L Shares, A Shares, AA Shares, L Share ADSs, or A Share ADSs will not be subject to Mexican withholding tax.

Taxation of Dispositions

Under current Mexican law and regulations, there is no basis for the Mexican tax authorities to impose taxes on income realized by a nonresident holder from a disposition of shares or ADSs, provided that (i) the transaction is carried out through (a) the Mexican Stock Exchange, (b) other securities exchanges or markets approved by the Mexican Ministry of Finance or (c) other securities exchanges or markets with ample securities trading that are located in countries with which Mexico has entered into an income tax treaty—such as the New York Stock Exchange, the Frankfurt Stock Exchange, NASDAQ and the Mercado de Valores Latinoamericanos en Euros (LATIBEX), and (ii) certain other requirements are met. In addition, income realized by a nonresident holder from tendering shares or ADSs pursuant to a public tender offer may be exempt from Mexican taxation, provided that certain requirements are met. Sales or other dispositions of shares or ADSs carried out in other circumstances generally are subject to Mexican tax, except to the extent that a nonresident holder is eligible for benefits under an income tax treaty to which Mexico is a party.

Pursuant to the Tax Treaty, gains realized by a U.S. holder (as defined in “U.S. Federal Income Tax Considerations”, below) from the sale or other disposition of shares, even if the sale or disposition is not carried out under the circumstances described in the preceding paragraph, will not be subject to Mexican income tax, provided that such U.S. holder owned less than 25% of the shares representing our capital stock (including ADSs), directly or indirectly, during the 12-month period preceding such disposition.

Gains realized by other nonresident holders that are eligible to receive benefits pursuant to other income tax treaties to which Mexico is a party may be exempt from Mexican income tax in whole or in part. Non-U.S. holders should consult their own tax advisers as to their possible eligibility under such treaties.

In other cases, nonresident holders will be subject to Mexican income tax on the sale or other disposition of shares or ADSs. Such nonresident holders should consult with their own tax advisers as to how Mexican income tax would apply to their circumstances.

Other Mexican Taxes

Under certain circumstances, a nonresident holder will not be liable for estate, inheritance or similar taxes with respect to its holdings of shares or ADSs. A gratuitous transfer of shares by a nonresident holder, however, may in certain circumstances result in the imposition of Mexican tax upon the recipient. There are no Mexican stamp, issue registration or similar taxes payable by a nonresident holder with respect to shares or ADSs.

U.S. Federal Income Tax Considerations

The following is a summary of certain U.S. federal income tax consequences to U.S. holders (as defined below) of the acquisition, ownership and disposition of shares or ADSs. The summary does not purport to be a comprehensive description of all of the tax consequences of the acquisition, ownership or disposition of shares or ADSs. The summary applies only to U.S. holders that will hold their shares or ADSs as capital assets and does not apply to special classes of U.S. holders such as dealers in securities or currencies, holders with a functional currency other than the U.S. dollar, holders of 10% or more of our voting shares (whether held directly or through ADSs or both), tax-exempt organizations, financial institutions, holders liable for the alternative minimum tax, securities traders electing to account for their investment in their shares or ADSs on a mark-to-market basis, and persons holding their shares or ADSs in a hedging transaction or as part of a straddle or conversion transaction.

For purposes of this discussion, a “U.S. holder” is a holder of shares or ADSs that is:

•	a citizen or resident of the United States of America,

•	a corporation organized under the laws of the United States of America or any state thereof, or

•	otherwise subject to U.S. federal income taxation on a net income basis with respect to the shares or ADSs.

Each U.S. holder should consult such holder’s own tax advisor concerning the overall tax consequences to it of the ownership or disposition of shares or ADSs that may arise under foreign, state and local laws.

Treatment of ADSs

In general, a U.S. holder of ADSs will be treated as the owner of the shares represented by those ADSs for U.S. federal income tax purposes. Deposits or withdrawals of shares by U.S. holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes. U.S. holders that withdraw any shares should consult their own tax advisors regarding the treatment of any foreign currency gain or loss on any pesos received in respect of such shares.

Taxation of Distributions

In this discussion, we use the term “dividends” to mean distributions paid out of our current or accumulated earnings and profits with respect to shares or ADSs. In general, the gross amount of any dividends will be subject to U.S. federal income taxation. Dividends will be paid in pesos and will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day that they are received by the U.S. holder in the case of shares or by the depositary in the case of ADSs. U.S. holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any pesos received by a U.S. holder or depositary that are converted into U.S. dollars on a date subsequent to receipt. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual in respect of our shares or ADSs after December 31, 2002 and before January 1, 2009 is subject to taxation at a maximum rate of 15%. You should consult your own tax adviser regarding the availability of the reduced dividend tax rate in the light of your own particular circumstances.

Dividends paid by us will not be eligible for the dividends-received deduction allowed to corporations under the U.S. Internal Revenue Code of 1986, as amended (the “Code”).

Distributions of additional shares or ADSs to U.S. holders with respect to their shares or ADSs that are made as part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.

Taxation of Dispositions

A U.S. holder will recognize gain or loss on the sale or other disposition of the shares or ADSs in an amount equal to the difference between the U.S. holder’s basis in such shares or ADSs (in U.S. dollars) and the amount realized on the disposition (in U.S. dollars, determined at the spot rate on the date of disposition if the amount realized is denominated in a foreign currency). Gain or loss realized by a U.S. holder on such sale or other disposition generally will be long-term capital gain or loss if, at the time of disposition, the shares or ADSs have been held for more than one year. The net amount of long-term capital gain recognized by an individual holder after May 5, 2003 and before January 1, 2009 generally is subject to taxation at a maximum rate of 15%. The net long-term capital gain recognized by an individual holder before May 6, 2003 generally is subject to taxation at a maximum rate of 20%. Such gain or loss generally will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes.

Gain, if any, realized by a U.S. holder on the sale or other disposition of the shares or ADSs will be treated as U.S. source income for U.S. foreign tax credit purposes. Consequently if a Mexican withholding tax is imposed on the sale or disposition of L Shares, or A Shares, a U.S. holder that does not receive significant foreign source income from other sources may not be able to derive effective

U.S. foreign tax credit benefits in respect of these Mexican taxes. U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, L Shares, or A Shares.

Exchange of Shares

A U.S. holder’s exchange of A Shares for L Shares will not constitute a taxable event for U.S. federal income tax purposes. An exchanging U.S. holder will have a tax basis in the L Shares equal to the basis such holder had in the exchanged A Shares. An exchanging U.S. holder’s holding period for the L Shares will include the holding period such U.S. holder had in the A Shares before such shares were exchanged.

A U.S. holder’s exchange of L Shares for AA Shares, pursuant to the option to exchange in respect of such L Shares, will not constitute a taxable event for U.S. federal income tax purposes. An exchanging U.S. holder will have a tax basis in the AA Shares received equal to the basis such holder had in the exchanged L Shares. A U.S. holder’s holding period for AA Shares received in such an exchange will include the holding period such U.S. holder had in the L Shares prior to such exchange.

Information Reporting and Backup Withholding

Dividends on, and proceeds from the sale or other disposition of, the shares or ADSs paid to a U.S. holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless the holder:

•	establishes that it is a corporation or other exempt holder, or

•	provides an accurate taxpayer identification number on a properly completed Internal Revenue Service Form W-9 and certifies that no loss of exemption from backup withholding has occurred.

The amount of any backup withholding from a payment to a holder will be allowed as a credit against the U.S. holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is furnished to the Service.

U.S. Tax Consequences for Non-U.S. holders

Distributions. A holder of shares or ADSs that is, with respect to the United States, a foreign corporation or a non-resident alien individual (a “non-U.S. holder”) generally will not be subject to U.S. federal income or withholding tax on dividends received on shares or ADSs, unless such income is effectively connected with the conduct by the holder of a U.S. trade or business.

Dispositions. A non-U.S. holder of shares or ADSs will not be subject to U.S. federal income or withholding tax on gain realized on the sale of shares or ADSs, unless

•	such gain is effectively connected with the conduct by the holder of a U.S. trade or business, or

•	in the case of gain realized by an individual holder, the holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

Information Reporting and Backup Withholding. Although non-U.S. holders generally are exempt from backup withholding, a non-U.S. holder may be required to comply with certification and identification procedures in order to establish its exemption from information reporting and backup withholding.

DOCUMENTS ON DISPLAY

We file reports, including annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20459. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also read and copy any materials we file with the SEC at the regional office of the SEC at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. As a foreign private issuer, we have been required to make filings with the SEC by electronic means since November 2002. Any filings we make electronically will be available to the public over the Internet at the SEC’s web site at www.sec.gov and at our web site at www.telmex.com.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

EXCHANGE RATE AND INTEREST RATE RISKS

We are exposed to market risk from changes in currency exchange rates and from changes in interest rates. Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. We had P.38,145 million of indebtedness bearing interest at floating rates at December 31, 2002. Beginning in 2002, we have entered into interest rate swaps under which we pay fixed-rate interest in pesos and receive floating-rate interest in pesos. See “Hedging” under Item 5.

Exchange rate risk exists principally with respect to our indebtedness denominated in currencies other than Mexican pesos. As of December 31, 2002, indebtedness denominated in foreign currencies was P.57,211 million, of which P.56,942 million was denominated in U.S. dollars and P.269 million was denominated in French francs.

We regularly assess our exposure and monitor opportunities to manage these risks, for example through the use of financial instruments. From time to time we use financial instruments to manage our market risk exposures. Since late 2001, we have entered into hedging transactions with respect to our U.S. dollar-denominated indebtedness. We use these transactions, which may be foreign exchange forward exchange and option contracts, to hedge against changes in the exchange rate between the U.S. dollar and the Mexican peso. See “Hedging” under Item 5.

SENSITIVITY ANALYSIS DISCLOSURES

Exchange Rates

The potential loss in fair value of financial instruments held at December 31, 2002 that would have resulted from a hypothetical, instantaneous and unfavorable 10% change in currency exchange rates would have been approximately P.5,037 million. Such a change in currency exchange rates would also have resulted in additional interest expense of approximately P.532 million per year, assuming no change in the principal amount of such indebtedness, reflecting the increased costs in pesos of servicing foreign currency indebtedness. This sensitivity analysis assumes an instantaneous unfavorable 10% change in exchange rates affecting the foreign currencies in which our indebtedness is denominated.

Interest Rates

The potential loss in fair market value of financial instruments held at December 31, 2002 that would have resulted from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rate applicable to such financial instruments would have been approximately P.801 million. This effect would be fully attributable to the impact of the interest rate change on fixed-rate financial assets and liabilities. A hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rate applicable to floating-rate financial assets and liabilities held at December 31, 2002 would have resulted in additional interest expense of approximately P.770 million per year, assuming no change in the principal amount of such indebtedness. The above sensitivity analyses are based on the assumption of an unfavorable 100 basis point movement of the interest rates applicable to each homogeneous category of financial assets and liabilities. A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same interest rate movement with each homogeneous category. As a result, interest rate risk sensitivity analysis may overstate the impact of interest rate fluctuations for such financial instruments, as consistently unfavorable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. Material Modifications to the Rights of Securities Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Within 90 days prior to the date of this report, we carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required.

There were no significant changes in our internal controls or in other factors which could significantly affect our internal controls subsequent to the date we carried out our evaluation.

Item 16A. Audit Committee Financial Expert

The chairman of our audit committee, Mr. del Valle, has financial experience, as required by the mandate of our audit committee. Mr. del Valle is an audit committee financial expert, as defined in Item 16A of Form 20-F under the Securities Exchange Act of 1934, as amended. Mr. del Valle, who graduated with an accounting degree from the Escuela Bancaria y Comercial, acquired his expertise through his role as chief executive officer at various Mexican banks over the last 35 years. Mr. del Valle is independent, as audit committee member independence is defined in Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended. See “Audit Committee” under Item 6.

Item 16B. Code of Ethics

We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Securities Exchange Act of 1934, as amended. Our code of ethics applies to all our personnel, including our chief executive officer, our chief financial officer, our principal accounting officer and persons performing similar functions. Our code of ethics is available on our web site at www.telmex.com. If we amend the provisions of our code of ethics that apply to our chief executive officer, our chief financial officer, our principal accounting officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our web site at the same address.

PART III

Item 18. Financial Statements

See pages F-1 through F-42, incorporated herein by reference.

Item 19. Exhibits

Documents filed as exhibits to this Annual Report:

1.1	Amended and restated bylaws (estatutos sociales) of Teléfonos de México, S.A. de C.V., dated as of April 30, 2003, together with an English translation.

2.1	L Share Deposit Agreement (incorporated by reference to our registration statement on Form F-6 (File No. 333-11362) filed on January 14, 2000).

2.2	A Share Deposit Agreement (incorporated by reference to our registration statement on Form F-6 (File No. 333-12936) filed on November 28, 2000).

2.3	Indenture dated June 11, 1999 between Teléfonos de México, S.A. de C.V. and Citibank, N.A., as Trustee, and Officers’ Certificate dated June 11, 1999, pursuant to Section 301 of the Indenture, with respect to the terms of the 4.25% Convertible Senior Debentures due 2004 (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 1999 (File No. 1-10749) filed on May 19, 2000).

2.4	First Supplemental Indenture dated January 26, 2001 between Teléfonos de México, S.A. de C.V. and Citibank, N.A., as Trustee, with respect to the terms of the 8.25% Senior Notes due 2006 (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2000 (File No. 1-10749) filed on May 4, 2001).

2.5	Certificate, dated March 7, 2001, pursuant to Indenture, dated June 11, 1999, between Teléfonos de México, S.A. de C.V. and Citibank, N.A., as Trustee, with respect to the adjustment of the conversion rate of the 4.25% Convertible Senior Debentures due 2004 (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2001 (File No. 1-10749) filed on June 27, 2002).

The amount of long-term debt securities of Teléfonos de México, S.A. de C.V. authorized under any given instrument does not exceed 10% of its total assets on a consolidated basis. Teléfonos de México, S.A. de C.V. hereby agrees to furnish to the SEC, upon its request, a copy of any instrument defining the rights of holders of its long-term debt or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

3.1	Agreement dated December 20, 2000 between Carso Global Telecom, S.A. de C.V. and SBC International, Inc. (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2000 (File No. 1-10749) filed on May 4, 2001).

4.1	Concession dated March 10, 1976 between Teléfonos de México, S.A. de C.V. and the Mexican Ministry of Communications and Transportation, together with an English translation (incorporated by reference to our registration statement on Form F-1 (File No. 033-39893) filed on April 9, 1991).

4.2	Concession Amendment dated August 10, 1990 between Teléfonos de México, S.A. de C.V. and the Mexican Ministry of Communications and Transportation, together with an English translation (incorporated by reference to our registration statement on Form F-1 (File No. 033-39893) filed on April 9, 1991).

8.1	List of subsidiaries of Teléfonos de México, S.A. de C.V. (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2001 (File No. 1-10749) filed on June 27, 2002).

12.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 25, 2003

TELÉFONOS DE MÉXICO, S.A. DE C.V.

By:	/s/ Adolfo Cerezo Pérez
Name: Adolfo Cerezo Pérez Title: Chief Financial Officer

CERTIFICATION

I, Jaime Chico Pardo, certify that:

1.	I have reviewed this annual report on Form 20-F of Teléfonos de México, S.A. de C.V.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;
5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 25, 2003

/s/ Jaime Chico Pardo
Jaime Chico Pardo Chief Executive Officer

1

CERTIFICATION

I, Adolfo Cerezo Pérez, certify that:

1.	I have reviewed this annual report on Form 20-F of Teléfonos de México, S.A. de C.V.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

d.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

e.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 25, 2003

/s/ Adolfo Cerezo Pérez
Adolfo Cerezo Pérez Chief Financial Officer

2

REPORT OF INDEPENDENT AUDITORS

To the Stockholders of

Teléfonos de México, S.A. de C.V.

We have audited the accompanying consolidated balance sheets of Teléfonos de México, S.A. de C.V. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in stockholders’ equity and changes in financial position for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America and in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and the disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Teléfonos de México, S.A. de C.V. and subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and changes in their financial position for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in Mexico, which differ in certain respects from those followed in the United States of America (see note 18) .

As described in Note 1 to the accompanying financial statements, effective January 1, 2000, the Company adopted the requirements of the new Mexican Accounting Principles Bulletin D-4, “Accounting for Income Tax, Asset Tax and Employee Profit Sharing”, issued by the Mexican Institute of Public Accountants. The effects are described in Note 15.

Mancera, S.C.
A Member Practice of Ernst & Young Global

C.P.C. Fausto Sandoval Amaya

México City, México

February 12, 2003

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands of Constant Pesos as of December 31, 2002, except for earnings per share)

	Year ended December 31,
	2002		2001		2000		Millions of U.S. dollars, except for earnings per share 2002
Operating revenues:
Local service	P.	53,189,874	P.	55,407,525	P.	52,102,145	$5,158
Domestic long-distance service		28,899,807		30,127,542		28,260,848	2,802
International long-distance service		9,473,856		9,958,839		12,549,224	919
Interconnection service		15,560,138		15,546,463		13,824,533	1,509
Other		5,736,042		6,251,687		5,894,007	556

		112,859,717		117,292,056		112,630,757	10,944

Operating costs and expenses:
Cost of sales and services (exclusive of depreciation and amortization shown below).		25,648,531		25,545,875		24,338,260	2,487
Commercial, administrative and general (exclusive of depreciation and amortization shown below)		16,547,340		18,114,680		18,210,126	1,605
Interconnection		11,479,024		10,369,683		7,588,300	1,113
Depreciation and amortization (Notes 5 to 7) (includes P. 18,516,189 in 2002, P. 17,112,034 in 2001 and P. 16,856,560 in 2000, respectively, not included in cost of sales and services)		19,567,699		18,242,501		18,680,609	1,897

		73,242,594		72,272,739		68,817,295	7,102

Operating income		39,617,123		45,019,317		43,813,462	3,842

Comprehensive financing cost :
Interest income		(1,225,441)		(1,352,136)		(3,561,814)	(119)
Interest expense		6,045,553		7,396,079		11,023,192	587
Exchange loss (gain), net		4,444,607		(1,224,560)		(89,765)	431
Monetary gain, net		(2,795,094)		(2,279,295)		(3,785,381)	(271)

		6,469,625		2,540,088		3,586,232	628

Income before income tax and employee profit sharing		33,147,498		42,479,229		40,227,230	3.214

Provisions for (Note 15) :
Income tax		10,325,610		14,036,083		8,647,480	1,001
Employee profit sharing		3,002,272		3,155,267		3,648,579	291

		13,327,882		17,191,350		12,296,059	1,292

Income before equity interest in results of affiliates		19,819,616		25,287,879		27,931,171	1,922

Equity in results of affiliates		(251,701)		(454,597)		(346,119)	(25)

Income from continuing operations		19,567,915		24,833,282		27,585,052	1,897

Income from discontinued operations, net of income tax and employee profit sharing (Note 2)						1,625,956

Net income	P.	19,567,915	P.	24,833,282	P.	29,211,008	$1,897

Weighted average common shares outstanding (in millions) (Notes 1 and 14):
Basic		12,986		13,541		14,669	12,986

Diluted		13,662		14,217		15,345	13,662

Income per share from continuing operations:
Basic	P.	1.507	P.	1.834	P.	1.880	$0.146

Diluted	P.	1.482	P.	1.721	P.	1.779	$0.144

Net income per share:
Basic	P.	1.507	P.	1.834	P.	1.991	$0.146

Diluted	P.	1.482	P.	1.721	P.	1.885	$0.144

See accompanying notes.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Constant Pesos as of December 31, 2002)

	December 31,
	2002		2001		Millions of U.S. dollars 2002
ASSETS
Current assets:
Cash and short-term investments (Note 3)	P.	14,342,181	P.	10,057,318	$1,391
Accounts receivable, net (Note 4)		19,167,758		21,230,178	1,859
Inventories for sale		1,124,685		939,500	109
Prepaid expenses		1,542,502		1,508,447	149

Total current assets		36,177,126		33,735,443	3,508

Plant, property and equipment, net (Note 5)		122,955,692		120,978,286	11,923

Inventories, for operation of the telephone plant		1,069,697		1,067,981	104

Licenses, net (Note 6)		603,911		643,336	59

Investments in affiliates and others (Note 7)		908,009		1,132,222	88

Intangible asset (Note 8)		6,902,358		8,003,009	69

Goodwill, net (Note 7)		175,025		294,699	17

Total assets	P.	168,791,818	P.	165,854,976	$16,368

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-tem debt and current portion of long-term debt (Note 9)	P.	11,059,591	P.	18,484,088	$1,072
Accounts payable and accrued liabilities		15,692,003		18,128,658	1,522
Taxes payable		4,006,167		1,315,471	389
Deferred credits (Note 10)		1,126,467		1,230,491	109

Total current liabilities		31,884,228		39,158,708	3,092

Long-term debt (Note 9)		55,074,067		55,232,882	5,340
Employee pensions and seniority premiums (Note 8)		7,690,375		5,627,182	746
Deferred taxes (Note 15)		12,979,271		12,180,648	1,259

Total liabilities		107,627,941		112,199,420	10,437

Stockholders’ equity (Note 14) :
Capital stock:
Historical		319,428		329,121	31
Restatement increment		27,370,219		27,966,456	2,654

		27,689,647		28,295,577	2,685

Premium on sale of shares		10,974,501		10,974,501	1,064
Retained earnings :
Unappropriated earnings of prior years		74,390,075		62,366,385	7,214
Net income for the year		19,567,915		24,833,282	1,897

		93,957,990		87,199,667	9,111

Accumulated other comprehensive income items		(71,458,261)		(72,814,189)	(6,929)

Total stockholders’ equity		61,163,877		53,655,556	5,931

Total liabilities and stockholders’ equity	P.	168,791,818	P.	165,854,976	$16,368

See accompanying notes.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

(Amounts in thousands of Constant Pesos as of December 31, 2002)

	Year ended December 31,
	2002		2001		2000		Millions of U.S. dollars 2002
Operating activities:
Net income	P.	19,567,915	P.	24,833,282	P.	29,211,008	$1,897
Add (deduct) items not requiring the use of resources:
Depreciation		19,362,039		17,707,774		18,320,956	1,878
Amortization		205,660		534,727		359,653	20
Deferred taxes		(312,985)		2,856,035		1,965,933	(30)
Equity in results of affiliates		251,701		454,597		346,119	25
Income from discontinued operations, net						(1,625,956)
Adjustment to value of equity investments		111,782		931,870			11
Changes in operating assets and liabilities:
Decrease (increase) in:
Accounts receivable		2,062,420		2,188,294		(4,010,521)	200
Inventories for sale		(185,185)		(80,445)		(56,101)	(18)
Prepaid expenses		(68,297)		40,981		(552,297)	(7)
Increase (decrease) in:
Employee pensions and seniority premiums:
Reserve		4,161,394		3,759,600		3,738,010	403
Contributions to trust fund		(4,938,263)		(5,173,979)		(1,994,659)	(479)
Payments to employees		(3,649,438)		(3,214,352)		(2,754,226)	(354)
Accounts payable and accrued liabilities		(2,436,660)		3,588,420		3,788,321	(236)
Taxes payable		2,690,696		543,668		(1,417,937)	261
Deferred credits		(104,024)		(169,145)		797,396	(10)

Resources provided by operating activities of continuing operations		36,718,755		48,801,327		46,115,699	3,561

Financing activities:
New loans		16,223,211		74,290,157		66,123,261	1,573
Repayment of loans		(26,796,976)		(77,068,306)		(37,568,905)	(2,598)
Effect of exchange rate differences and inflation on debt		2,990,453		(5,621,189)		(5,209,405)	290
Decrease in capital stock and retained earnings due to purchase of Company’s own shares		(6,204,621)		(14,497,159)		(26,078,502)	(602)
Cash dividends paid		(7,210,901)		(7,082,927)		(7,409,624)	(699)

Resources used in financing activities of continuing operations		(20,998,834)		(29,979,424)		(10,143,175)	(2,036)

Investing activities:
Investment in plant, property and equipment		(11,437,204)		(24,252,622)		(19,510,039)	(1,109)
Investment in inventories		84,953		909,230		(274,362)	8
Investment in affiliated companies		(80,531)		(134,446)		(1,507,301)	(8)
Investment in subsidiary companies						(229,114)
Other investments		(2,276)		(187,071)		(9,299)	—

Resources used in investing activities of continuing operations		(11,435,058)		(23,664,909)		(21,530,115)	(1,109)

Net change in assets and liabilities of discontinued operations						(7,076,428)

Net increase (decrease) in cash and short-term investments		4,284,863		(4,843,006)		7,365,981	416
Cash and short-term investments at beginning of year		10,057,318		14,900,324		7,534,343	975

Cash and short-term investments at end of year	P.	14,342,181	P.	10,057,318	P.	14,900,324	$1,391

See accompanying notes.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(Amounts in thousands of Constant Pesos as of December 31, 2002, except for dividends per share)

	Capital stock									Premium on sale of shares
	Series “AA”			Series “A”			Series “L”
	Number	Amount		Number	Amount		Number	Amount
Balances at January 1, 2000	4,326	P.	30,836,341	369	P.	2,808,356	10,254	P.	28,619,683	P.	10,974,501

Cumulative effect of accounting change
Appropriation of earnings approved at stockholders’ meetings held in March and April, 2000:
Cash dividends paid at P.0.506 per share (P. 0.445 historical)
Increase in legal reserve
Cash purchase of Company’s own shares						(2,904)	(939)		(2,213,622)
Conversion of AA shares to L shares	(1,060)		(7,554,903)				1,060		7,554,903
Conversion of A shares to L shares				(30)		(191,348)	30		191,348
Comprehensive income:
Net Income for the year
Other comprehensive income items:
Minimum pension and seniority premium liability adjustment
Deficit from holding nonmonetary assets, net of deferred taxes
Comprehensive income

Spun-off stockholders’ equity (Note 2)			(11,642,204)			(1,319,632)			(17,448,107)

Balances at December 31, 2000	3,266		11,639,234	339		1,294,472	10,405		16,704,205		10,974,501

Appropriation of earnings approved at stockholders’ meetings held in February and April, 2001:
Cash dividends paid at P.0.526 per share (P.0. 490 historical)
Increase in reserve for purchase of Company’s own shares
Increase in legal reserve
Cash Purchase of Company own shares				(1)		(5,548)	(844)		(1,336,786)
Conversion of L shares to AA shares	1,106		2,601,132				(1,106)		(2,601,132)
Conversion of AA shares to L shares	(65)		(212,341)				65		212,341
Conversion of A shares to L shares				(25)		(95,262)	25		95,262
Comprehensive income:
Net income for the year
Other comprehensive income items:
Minimum pension and seniority premium liability adjustment, net of deferred taxes
Deficit from holding nonmonetary assets, net of deferred taxes
Comprehensive income

Balance at December 31, 2001	4,307		14,028,025	313		1,193,662	8,545		13,073,890		10,974,501

Appropriation of earnings approved at stockholder’s meeting held in April 2002:
Cash dividends paid at P. 0.557 per share (P. 0.545 historical)
Increase in legal reserve
Cash purchase of Company’s own shares				(1)		(5,197)	(387)		(600,733)
Conversion of AA shares to L shares	(171)		(554,658)				171		554,658
Conversion of A shares to L shares				(23)		(85,131)	23		85,131
Comprehensive income:
Net income for the year
Other comprehensive income items:
Minimum pension and seniority premium liability adjustment, net of deferred taxes
Surplus from holding nonmonetary assets, net of deferred taxes
Comprehensive income

Balances at December 31, 2002 (Note 14)	4,136	P.	13,473,367	289	P.	1,103,334	8,352	P.	13,112,946	P.	10,974,501

See accompanying notes.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(Amounts in thousands of Constant Pesos as of December 31, 2002, except for dividends per share)

	Retained earnings								Accumulated other comprehensive income items		Comprehensive income		Total majority stockholders’ equity		Minority interest		Total stockholders’ equity
	Legal reserve		Reserve for purchase of Company’s own shares		Unappropriated		Total
Balances at January 1, 2000	P.	15,096,823	P.	38,539,088	P.	87,716,999	P.	141,352,910	P.	(68,349,785)			P.	146,242,006	P.	806,052	P.	147,048,058
Cumulative effect of accounting change						(14,629,259)		(14,629,259)		4,524,765				(10,104,494)				(10,104,494)
Appropriation of earnings approved at stockholders’ meetings held in March and April 2000:
Cash dividends paid at P.0.506 per share (P. 0.445 historical)						(7,409,624)		(7,409,624)						(7,409,624)				(7,409,624)
Increase in legal reserve		88,892				(88,892)
Cash purchase of Company’s own shares				(24,040,301)		178,325		(23,861,976)						(26,078,502)				(26,078,502)
Conversion of AA shares to L shares
Conversion of A shares to L shares
Comprehensive income:
Net Income for the year						29,211,008		29,211,008			P.	29,211,008		29,211,008				29,211,008
Other comprehensive income items:
Minimum pension and seniority premium liability adjustment										(2,924,625)		(2,924,625)		(2,924,625)				(2,924,625)
Deficit from holding non monetary assets, net of deferred taxes										(1,365,444)		(1,365,444)		(1,365,444)				(1,365,444)

Comprehensive income											P.	24,920,939

Spun-off stockholder’s equity (Note 2)		(46,749)		(9,114,378)		(32,897,795)		(42,058,922)		(532,623)				(73,001,488)		(806,052)		(73,807,540)

Balances at December 31, 2000		15,138,966		5,384,409		62,080,762		82,604,137		(68,647,712)				54,568,837				54,568,837
Appropriation of earnings approved at stockholders’ meetings held in February and April, 2001:
Cash dividends paid at P.0.526 per share (P.0.490 historical)						(7,082,927)		(7,082,927)						(7,082,927)				(7,082,927)
Increase in reserve for purchase of Company’s own shares				5,555,776		(5,555,776)
Increase in legal reserve		54,301				(54,301)
Cash purchase of Company’s own shares				(10,940,185)		(2,214,640)		(13,154,825)						(14,497,159)				(14,497,159)
Conversion of L shares to AA shares
Conversion of AA shares to L shares
Conversion of A shares to L shares
Comprehensive income
Net income for the year						24,833,282		24,833,282			P.	24,833,282		24,833,282				24,833,282
Other comprehensive income items:
Minimum pension and seniority premium liability adjustment, net of deferred taxes										(1,496,376)		(1,496,376)		(1,496,376)				(1,496,376)
Deficit from holding nonmonetary assets, net of deferred taxes										(2,670,101)		(2,670,101)		(2,670,101)				(2,670,101)

Comprehensive income											P.	20,666,805

Balance at December 31, 2001		15,193,267				72,006,400		87,199,667		(72,814,189)				53,655,556				53,655,556

Appropriation of earnings approved at stockholder’s meeting held in April 2002:
Cash dividends paid at P. 0.557 per share (P. 0.545 historical)						(7,210,901)		(7,210,901)						(7,210,901)				(7,210,901)
Increase in legal reserve		102,751				(102,751)
Cash purchase of Company’s own shares						(5,598,691)		(5,598,691)						(6,204,621)				(6,204,621)
Conversion of AA shares to L shares
Conversion of A shares to L shares
Comprehensive income:
Net income for the year						19,567,915		19,567,915			P.	19,567,915		19,567,915				19,567,915
Other comprehensive income items:
Minimum pension and seniority premium liability adjustment, net of deferred taxes										(5,416,389)		(5,416,389)		(5,416,389)				(5,416,389)
Surplus from holding nonmonetary assets, net of deferred taxes										6,772,317		6,772,317		6,772,317				6,772,317

Comprehensive income											P.	20,923,843

Balances at December 31, 2002 (Note 14)	P.	15,296,018	P.		P.	78,661,972	P.	93,957,990	P.	(71,458,261)			P.	61,163,877	P.		P.	61,163,877

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Constant pesos as of December 31, 2002)

1. Description of the Business and Significant Accounting Policies

I. Description of business

Teléfonos de México, S.A. de C.V. and its subsidiaries (collectively “the Company” or “TELMEX”) provide telecommunications services, primarily in Mexico.

TELMEX obtains its revenues primarily from telecommunications services, including domestic and international long-distance and local telephone services, data transmission, internet services and the interconnection of our customers with cellular networks, as well as the interconnection of domestic long-distance operators’, cellular telephone companies’ and local service operators’ networks with the TELMEX local network. The Company also obtains revenues from other activities related to its telephone operations, such as the sale of advertising in the published telephone directory and the sale of telephone equipment.

The amended Mexican government concession under which the Company operates was signed on August 10, 1990. The concession runs through year 2026, but it may be renewed for an additional period of fifteen years. The concession defines, among other things, the quality standards for telephone service and establishes the basis for regulating rates.

Under the concession, the Company’s rates for basic telephone services are subject to a ceiling on the price of a “basket” of such services, weighted to reflect actual volume of each service during the preceding period. Within this aggregate price cap, the Company is free to determine the structure of its own rates. Approval of the Communications Ministry is not required for rates to take effect, although the Company must publish its rates and register them with the Ministry. In March 1999, the Federal Telecommunications Commission (COFETEL) established a four-year productivity factor of 1.11% per quarter that was applied to the price cap for the period from 1999 to 2002, as well as an initial adjustment of 1% in the rates for basic services applied since March 1999. In January 2003, the COFETEL established a new four-year productivity factor of 0.74% per quarter that will apply to the price cap for the period from 2003 to 2006.

At an extraordinary shareholders’ meeting held on September 25, 2000, TELMEX’s shareholders approved the spin-off of the Company’s wireless telecommunication business and most of its international operations into América Móvil, S.A. de C.V. (América Móvil), to which certain specified assets, liabilities and equity were transferred (See Note 2 for additional information).

II. Significant accounting policies

The significant accounting policies and practices followed in the preparation of these financial statements are described below:

a) Consolidation:

The consolidated financial statements include the accounts of Teléfonos de México, S.A. de C.V. and its subsidiaries, all of which are wholly owned, except for two in which the Company holds equity interests of 80% and 85%. Related minority interest is not significant to these financial statements. All companies operate in the telecommunications sector or they provide services to companies operating in this sector.

All significant intercompany accounts and transactions have been eliminated in consolidation.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant pesos as of December 31, 2002)

b) Recognition of revenues:

Revenues are recognized as they accrue.

Local service revenues are derived from new-line installation charges, monthly service fees, measured usage charges based on the number of calls made, and other service charges to customers.

Interconnection service revenues include charges for interconnecting fixed-system users with cellular users, as well as the interconnection of domestic long-distance operators’, cellular telephone companies’ and local service operators’ networks with the TELMEX local network.

Revenues from domestic and international long-distance telephone services are determined on the basis of the duration of the calls and the type of service used. All these services are billed monthly, based on the rates authorized by the Ministry of Communications and Transportation (SCT), through the Federal Telecommunications Commission (COFETEL). Domestic long-distance service revenues include data transmission and internet service revenues. International long-distance service revenues include the revenues earned under agreements with foreign telephone service operators for the use of facilities in interconnecting international calls. These agreements specify the rates for the use of such international interconnecting facilities. These service revenues represent the net settlement between the parties.

Revenues from the sale of prepaid telephone service cards are recognized based on an estimate of the usage of time covered by the prepaid card.

c) Recognition of the effects of inflation on financial information:

The Company recognizes the effects of inflation on financial information as required by Mexican Accounting Principles Bulletin B-10, “Accounting Recognition of the Effects of Inflation on Financial Information”, issued by the Mexican Institute of Public Accountants (MIPA). Consequently, the amounts shown in the accompanying financial statements and in these notes are expressed in thousands of constant Mexican pesos as of December 31, 2002. The December 31, 2002 restatement factor applied to the financial statements at December 31, 2001 and 2000 was 1.057 % and 1.1035%, which represent the rate of inflation from December 31, 2001 and December 31, 2000 up to December 31, 2002, respectively, based on the Mexican National Consumer Price Index (NCPI) published by Banco de México (the Central Bank).

Plant, property and equipment and construction in progress were restated as described in Note 5. Telephone plant and equipment depreciation is computed on the restated investment using the composite group method. All other assets are depreciated using the straight-line method based on the estimated useful lives of the related assets.

Inventories for the operation of the telephone plant are valued at average cost and are restated on the basis of specific indexes. The stated value of inventories is similar to replacement value, not in excess of market.

Other nonmonetary assets were restated using adjustment factors obtained from the NCPI.

Capital stock, premium on sale of shares, and retained earnings were restated using adjustment factors obtained from the NCPI.

Other accumulated comprehensive income items includes the deficit from restatement of stockholders’ equity, which consists of the accumulated monetary position loss at the time the

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant pesos as of December 31, 2002)

provisions of Bulletin B-10 were first applied, which was P.12,426,533 at December 31, 2002 and 2001, and of the result from holding nonmonetary assets, which represents the net difference between restatement by the specific indexation method (see Note 5) and restatement based on the NCPI.

The net monetary gain represents the impact of inflation on monetary assets and liabilities. The net monetary gain of each year is included in the statements of income as a part of the comprehensive financing cost.

Bulletin B-12, “Statement of Changes in Financial Position”, specifies the appropriate presentation of the statement of changes in financial position based on financial statements restated in constant pesos in accordance with Bulletin B-10. Bulletin B-12 identifies the sources and applications of resources representing differences between beginning and ending financial statement balances in constant pesos. In accordance with this bulletin, monetary and foreign exchange gains and losses are not treated as noncash items in the determination of resources provided by operations.

d) Short-term investments and marketable securities:

Short-term investments consist basically of time deposits in financial institutions. Marketable securities are represented by equity securities and corporate bonds, all of which are held for trading purposes. Both are stated at market value.

e) Equity investments in affiliates:

The investment in shares of affiliates is valued using the equity method. This accounting method consists basically of recognizing the investor’s equity interest in the results of operations and in the stockholders’ equity of investees at the time such results are determined (see Note 7).

f) Exchange differences:

Transactions in foreign currency are recorded at the prevailing exchange rate at the time of the related transactions. Foreign currency denominated assets and liabilities are translated at the prevailing exchange rate at the balance sheet date. Exchange rate differences are applied to income of the year.

g) Labor obligations:

Pension and seniority premium costs are recognized periodically during the years of service of personnel, based on actuarial computations made by independent actuaries, using the projected unit-credit method and financial hypotheses net of inflation, as required by Mexican Accounting Principles Bulletin D-3, “Labor Obligations”, issued by the MIPA (see Note 8). Termination payments are charged to income in the year in which the decision to dismiss an employee is made.

h) Income tax and employee profit sharing:

Requirements of the new Mexican Accounting Principles Bulletin D-4, “Accounting for Income Tax, Asset Tax and Employee Profit Sharing”, issued by the MIPA, went into effect on January 1, 2000. The new bulletin modifies the rules with respect to the determination and presentation of deferred income tax (deferred taxes). Basically, the new bulletin requires that deferred taxes be determined on virtually all temporary differences in balance sheet accounts for financial and tax reporting purposes, using the enacted income tax rate at the time the financial statements are issued. Through December 31, 1999, deferred taxes were recognized only on temporary differences that were considered to be non-

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant pesos as of December 31, 2002)

recurring and that had a known turnaround time. Accordingly, the provision for income tax includes both the current year tax and the deferred portion. See Note 15 for additional information.

The new bulletin did not significantly affect how employee profit sharing is accounted for.

i) Basis of translation of financial statements of foreign subsidiaries:

The financial statements of the subsidiaries located in the United States of America (U.S.A.), Guatemala and Ecuador, which were transferred to América Móvil in the spin-off described in Note 2, represent approximately 18% of net revenues of the discontinued operations in 2000 and together with the foreign subsidiaries that remain in TELMEX, were translated into Mexican pesos in conformity with Mexican Accounting Principles Bulletin B-15, “Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations”, issued by the MIPA, as follows:

All balance sheet amounts, except for stockholders’ equity, were translated at the prevailing exchange rate at year-end; stockholders’ equity accounts were translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated. The amounts of the statements of income were translated at the prevailing exchange rate at the end of the reporting period. The effect of inflation and changes in exchange rates were not material and are presented as part of the result from holding nonmonetary assets.

Under Mexican GAAP, the financial statements of foreign subsidiaries and affiliates for periods prior to the most recent period are translated following the guidelines of Bulletin B-15. This bulletin requires that the financial statements of foreign subsidiaries and affiliates for periods prior to the most recent period be translated into constant Mexican pesos by restating the balances to constant units in the local currency using the inflation rate of the country in which the subsidiary or affiliate is located before being translated into Mexican pesos at the rate of exchange at the end of the reporting period.

In the Company’s financial statements for each of the three years in the period ended December 31, 2002, such restatements were made based on the inflation in Mexico because the Company’s investments in foreign subsidiaries and affiliates were not material in any of these periods.

j) Comprehensive income:

In conformity with Mexican Accounting Principles Bulletin B-4, “Comprehensive Income”, issued by the MIPA, the company’s comprehensive income consists of the net income for the year, plus the effects of labor obligations, the result from holding nonmonetary assets and related deferred income taxes applied directly to stockholders’ equity.

k) Earnings per share:

TELMEX determined earnings per share in conformity with Mexican Accounting Principles Bulletin B-14, “Earnings per Share”, issued by the MIPA (see Note 14).

l) Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant pesos as of December 31, 2002)

m) Concentration of risk:

The Company invests a portion of its surplus cash in cash deposits in financial institutions with strong credit ratings and has established guidelines relating to diversification and maturities that maintain safety and liquidity. TELMEX does not believe it has significant concentrations of credit risks in its accounts receivable because it has a broad and geographically diverse customer base.

n) Financial instruments:

The Company observes the requirements of Mexican Accounting Principles Bulletin C-2, “Financial Instruments”, issued by the MIPA. Bulletin C-2 establishes the basic rules to be observed by issuers of and investors in financial instruments when valuing, presenting and disclosing these instruments in their financial information. Bulletin C-2 requires that financial instruments (including derivatives) be recognized as assets and liabilities and that the determined gains and losses on such instruments be credited and charged, respectively, to income, except for asset and liability hedges. To protect itself against fluctuations in interest and exchange rates, the Company uses derivatives such as interest-rate swaps and short-term exchange hedges. The determined gains or losses on these transactions are credited or charged to income using the accrual method, net of the gains or losses on the related liabilities covered (see Note 9). In 2001, the observance of the requirements of this bulletin had no material effects, nor there were any equivalent transactions of importance in 2000.

o) Convenience Translation:

United States dollar amounts as of December 31, 2002 shown in the financial statements have been included solely for the convenience of the reader and are translated from Mexican pesos with purchasing power as of December 31, 2002, as a matter of mathematical computation only, at an exchange rate of P. 10.3125 to U.S.$ 1.00, the December 31, 2002 exchange rate. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollar at this or any other rate.

p) Recent Accounting Pronouncements:

In January 2002, the MIPA issued the new Bulletin C-8, “Intangible Assets”, which is effective for fiscal years beginning on or after January 1, 2003, and defines intangible assets as costs incurred and rights or privileges acquired that generate a future economic benefit. Bulletin C-8 defines research and development expenses and specifies that only development expense may be amortized into expenses of a future period.

Also, this Bulletin specifies that intangible assets with indefinite useful lives are not to be amortized, but instead evaluated annually for impairment. Intangible assets with defined useful lives must be amortized over such useful lives.

The Company will adopt the requirements of Bulletin C-8 in 2003 and the effects of adopting this new accounting bulletin are not expected to have an important effect on the Company’s financial position or on its results of operations.

In December 2001, the MIPA issued Bulletin C-9, “Liabilities, Provisions, Contingent Assets and Liabilities and Commitments”, which is effective for fiscal years beginning on or after January 1, 2003. Bulletin C-9 replaces the previous Bulletin C-9, “Liabilities”, and Bulletin C-12, “Contingencies and Commitments”, and, among other things, is more precise in defining provisions, accrued liabilities and contingent liabilities, and it contains new requirements with respect to the recording of provisions the use of the present value and the early retirement of debt securities or their replacement by a new debt issue.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant pesos as of December 31, 2002)

Although the effects of adopting this new accounting pronouncement have not been quantified, management does not believe they will have a material effect on the Company’s financial position or on its results of operations.

q) Reclassifications:

Certain amounts shown in the 2001 and 2000 financial statements as originally issued have been reclassified for uniformity of presentation with 2002.

2. Spin-Off

On September 25, 2000, TELMEX shareholders approved the spin-off of the wireless telecommunication business in Mexico and most of its international operations. As a result of the spin-off, América Móvil was established as a new Mexican corporation, independent of TELMEX, to which certain specified assets, liabilities and equity were transferred.

As a result of the spin-off, each TELMEX shareholder became a shareholder in América Móvil, and consequently, both companies are controlled by the same group of shareholders. Neither TELMEX nor América Móvil owns any capital stock in the other. The relationships between the two companies are limited to: (a) agreements related to the implementation of the spin-off; (b) commercial relationships in the ordinary course of business between a major fixed-line network operator and a major wireless network operator, such as interconnection and co-location of facilities; and (c) certain transitional arrangements that continued until the third quarter of 2001, when América Móvil had its own administrative structure in place.

In the accompanying financial statements, the revenues and expenses of the spun-off entities are shown in the statement of income as income of discontinued operations, net of income tax and employee profit sharing.

Assets and liabilities of the discontinued operations were transferred to América Móvil at their book value. The amount of stockholders’ equity transferred to América Móvil in the spin-off was determined as the difference between the assets and liabilities transferred and was accounted for as a reduction in TELMEX’s equity at the time of the spin-off.

Interest earned by a spun-off subsidiary from holding commercial paper and medium-term notes issued by TELMEX, which amounted to P. 2,425,819 for the nine-month period ended September 30, 2000, is included in income from discontinued operations.

The summarized statement of income for the nine-month period ended September 30, 2000, is as follows:

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant pesos as of December 31, 2002)

Nine-month period ended September 30, 2000
Operating revenues	P.21,564,667
Operating costs and expenses	18,725,285

Operating income	2,839,382
Comprehensive financing income, net	1,251,990

Income before income tax and employee profit sharing	4,091,372
Provisions for:
Income tax	1,992,114
Employee profit sharing	126,881

Income before equity in results of affiliates and minority interest	1,972,377
Equity in results of affiliates	(527,270)

Income before minority interest	1,445,107
Minority interest in loss of subsidiaries	180,849

Net income of discontinued operations	P.1,625,956

3. Cash and Short-term Investments

At December 31, 2002, this caption includes equity securities and corporate bonds for trading in the amount of P.1,585,062, of which approximately U.S.$ 117 million and U.S.$ 5 million correspond to WorldCom, Inc. (WorldCom) bonds and shares, respectively. At December 31, 2001, the caption includes equity securities of P.740,889. The Company included in the comprehensive financing cost for 2002, an unrealized loss of P. 1,080,366 corresponding to a decline in the value of equity securities (including P.614,171 corresponding to WorldCom shares). In 2001, the caption included an unrealized gain of P.323,422 (unrealized loss of P. 1,540,973 in 2000). The net realized loss on the sale of equity securities in 2002 was P. 62,420 (net realized loss of P.102,063 in 2001 and net realized gain of P.751,229 in 2000).

In the period from January 1 through February 12, 2003 (the date of the audit report on these consolidated financial statements), the Company acquired WorldCom bonds in the amount of U.S. $ 284 million. At the date of the audit report, the Company held WorldCom bonds with a face value of U.S. $ 1,669 million and a market value of U.S.$ 388 million. During 2000, the Company invested in and sold Ecuadorian government bonds for U.S.$177.3 million, obtaining a gain of P. 982,104.

4. Accounts Receivable

Accounts receivable consist of the following:

	2002		2001
Customers	P.	19,079,175	P.	19,411,346
Net settlement receivables		419,759		749,845
Related parties		214,936		661,080
Other		1,307,140		1,880,986

		21,021,010		22,703,257
Less:
Allowance for doubtful accounts		1,853,252		1,473,079

Total	P.	19,167,758	P.	21,230,178

An analysis of activity in the allowance for doubtful accounts in the years ended December 31, 2002, 2001 and 2000 is as follows:

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant pesos as of December 31, 2002)

	2002		2001		2000
Beginning balance at January 1	P.	1,473,079	P.	2,813,621	P.	3,290,214
Increase through charge to expenses		928,946		1,295,177		1,756,865
Increase through charge to other accounts		399,402		—		—
Charges to allowance		(948,175)		(2,635,719)		(2,233,458)

Ending balance At December 31	P.	1,853,252	P.	1,473,079	P.	2,813,621

In December 2000, TELMEX and its two major long-distance competitors agreed, among other things, on long-distance interconnection rates, thus settling existing disputes with respect to such rates. The parties also agreed to withdraw unresolved legal proceedings in connection with the matters in dispute. Under this agreement, in 2000 the competitors paid TELMEX U.S.$139 million (net of taxes) for interconnection services provided in the past. As a result, TELMEX reversed approximately P.1,876,000 of the allowance for doubtful accounts that it had conservatively recognized previously.

5. Plant, Property and Equipment

a) Plant, property and equipment consist of the following:

	2002		2001
Telephone plant and equipment	P.	215,502,583	P.	186,425,757
Land and buildings		27,255,657		26,716,696
Computer equipment and other assets		24,186,789		22,129,426

		266,945,029		235,271,879
Less:
Accumulated depreciation		150,012,184		126,994,401

Net		116,932,845		108,277,478
Construction in progress and advances to equipment suppliers		6,022,847		12,700,808

Total	P.	122,955,692	P.	120,978,286

Included in plant, property and equipment are the following assets held under capital leases:

	2002		2001
Assets under capital leases	P.	4,093,140	P.	3,389,977
Less accumulated depreciation		556,508		237,036

	P.	3,536,632	P.	3,152,941

b) Through December 31, 1996, items comprising the telephone plant were restated based on the acquisition date and cost, applying the factors derived from the specific indexes determined by the Company and validated by an independent appraiser registered with the National Banking and Securities Commission (NBSC).

Effective January 1, 1997, Bulletin B-10 eliminated the use of appraisals to present plant, property and equipment in the financial statements. This caption was restated as follows at December 31, 2002 and 2001:

•	The December 31, 1996 appraised value of the imported telephone plant, as well as the cost of subsequent additions to such plant, were restated based on the rate of inflation in the respective country of origin and the prevailing exchange rate at the balance sheet date (i.e., specific indexation factors).

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant pesos as of December 31, 2002)

•	The appraised value of land, buildings and other fixed assets of domestic origin at December 31, 1996, and the cost of subsequent additions to such assets were restated based on the NCPI.

At December 31, 2002, approximately 56% (51% in 2001) of the value of the plant, property and equipment has been restated using specific indexation factors.

c) Following are the plant, property and equipment amounts at December 31, 2002 and 2001, restated on the basis of the 2002 NCPI (starting with the appraised values at December 31, 1996) to meet NBSC disclosure requirements with respect to the restatement of fixed assets based on specific indexation factors:

	2002		2001
Telephone plant and equipment	P.	250,584,147	P.	234,623,807
Land and buildings		27,255,657		26,716,696
Computer equipment and other assets		26,786,401		26,096,959

		304,626,205		287,437,462
Less:
Accumulated depreciation		179,701,344		160,696,378

Net		124,924,861		126,741,084
Construction in progress and advances to equipment suppliers		5,623,207		13,025,461

Total	P.	130,548,068	P.	139,766,546

d) Depreciation of the telephone plant has been calculated at annual rates ranging from 3.3% to 16.7%. The rest of the Company’s assets are depreciated at rates ranging from 3.3% to 33.3%. Depreciation charged to expenses was P. 19,362,039 in 2002, P. 17,707,774 in 2001 and P. 18,320,956 in 2000.

6. Licenses

In May 1998, TELMEX acquired from the Mexican Government licenses to operate radio spectrum wave frequency bands to provide fixed wireless telephone services at a cost of P. 606,686. In December 1997, the Company also acquired from the Mexican Government concessions to operate radio spectrum wave frequency bands for point-to-point and point-to-multipoint microwave communications at a cost of P. 181,628. These costs are being amortized over a period of twenty years.

An analysis of licenses as of December 31, 2002 and 2001 is as follows:

	2002		2001
Investment	P.	788,314	P.	788,314
Accumulated amortization		184,403		144,978

Net	P.	603,911	P.	643,336

Amortization expense for the years ended December 31, 2002, 2001 and 2000 was P. 39,425.

7. Investments in Affiliates and Others

a)	An analysis of investments in affiliated and other companies at December 31, 2002 and 2001, together with a brief description, is as follows:

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant pesos as of December 31, 2002)

	2002		2001
Investments in:
Williams Communications Group, Inc			P.	104,746
Technology and Internet, LLC	P.	255,232		338,839
The Telvista Company		378,772		383,482
Other		274,005		305,155

		908,009		1,132,222

Goodwill		628,069		628,069
Accumulated amortization		453,044		333,370

Goodwill, net		175,025		294,699

Total	P.	1,083,034	P.	1,426,921

From 1998 through 2000, the Company made an equity investment of U.S.$121.3 million in Prodigy Communications Corporation (Prodigy), which is engaged in providing internet services in the U.S.A. In May 2000, other stockholders made capital contributions to Prodigy for more than the book value of the shares acquired. Although this resulted in a reduction in the equity interest of TELMEX of 8.1%, it increased the proportional book value of the investment by P. 740,939, which was credited to income of 2000. At December 31, 2000, the Company held a 10.3% equity interest in Prodigy. In November 2001, the Company sold to a related party all of its equity interest in Prodigy for U.S.$ 82.6 million, realizing a gain of P. 108,976 which was included in the comprehensive financing cost.

In May 1999, the Company entered into an agreement with Williams Communications Group, Inc., which changed its name to WilTel Communications Group. Inc. in October 2002 (Williams), which is engaged in providing telecommunications services in U.S.A., to acquire approximately 1% of the shares comprising the capital stock of Williams. Since the market value of this investment at December 31, 2001 had substantially declined, the Company decided to make a charge of P. 931,870 to results of operations; this amount was included in the comprehensive financing cost. In 2002 the Company decided to write off the balance of this investment (P. 104,746) as TELMEX ceased to be a Williams stockholder as a result of Williams’ restructuring.

In 2001, TELMEX made additional capital contributions of U.S.$ 3 million to Technology and Internet, LLC (TAI), maintaining its 50% equity interest in TAI’s capital stock. TAI has made investments in companies engaged in e-commerce, located basically in the U.S.A. and Latin America.

In June 2001, TELMEX invested U.S.$ 47 million in The Telvista Company (Telvista), which represents 45% of such company’s capital stock. Telvista is engaged in providing telemarketing services in the U.S.A.

In 2002, TELMEX made other investments in affiliated companies of U.S.$ 7 million (U.S.$ 33 million in 2001), mostly in telecommunications sector.

Total equity investments in affiliated companies during 2002 aggregated approximately U.S.$7 million (U.S. $ 83 million in 2001). Goodwill generated on these investments was not material.

TELMEX’s equity interest in the results of operations of affiliated companies represented a charge to operations of P. 251,701 in 2002 (P. 454,597 in 2001 and P. 346,119 in 2000).

b) On January 16, 2002, TELMEX, together with Fortsmann Little & Co. (Fortsmann Little), located in the U.S.A., entered into a definitive agreement to make capital contributions of as much as U.S.$ 400 million each to XO Communications, Inc. (XO). The consummation of the agreement was dependent on, among other things, XO’s complete restructuring of its balance sheet and the approval of the transaction by the competent authorities.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant pesos as of December 31, 2002)

On October 14, 2002, TELMEX and Fortsmann Little mutually agreed with XO to terminate the investment commitment, each paying XO U.S.$ 12.5 million, thus releasing all parties from any claim related to the commitment.

8. Employee Pensions and Seniority Premiums

Substantially all of the Company’s employees are covered under defined benefits retirement and seniority premium plans.

Pension benefits are determined on the basis of compensations to employees in their final year of employment, their seniority, and their age at the time of retirement.

In 1990, the Company set up an irrevocable trust fund to cover the payment of these obligations. It adopted the policy of making annual contributions to the fund, which totaled P. 4,938,263 in 2002, P. 5,173,979 in 2001 and P. 1,994,659 in 2000. These contributions are deductible for Mexican corporate income tax purposes.

The transition liability, past services and variances in assumptions are being amortized over a period of twelve years, which is the estimated average remaining working lifetime of Company employees.

The most important information related to labor obligations is as follows:

Analysis of the net period cost:

	2002		2001		2000
Labor cost	P.	2,150,435	P.	1,946,509	P.	2,155,224
Financial cost of projected benefit obligation		4,445,108		3,962,670		3,918,091
Projected return on plan assets		(3,948,617)		(3,356,889)		(3,432,996)
Amortization of past service costs		1,100,707		1,100,707		1,100,707
Amortization of variances in assumptions		413,761		106,603		(3,016)

Net period cost	P.	4,161,394	P.	3,759,600	P.	3,738,010

An analysis of the projected benefit obligation is as follows:

	2002		2001
Actuarial present value of labor obligations:
Vested benefit obligation	P.	33,269,402	P.	31,408,369
Non-vested benefit obligation		33,691,139		31,356,520

Accumulated benefit obligation		66,960,541		62,764,889
Effect of salary projection		4,083,284		3,962,268

Projected benefit obligation	P.	71,043,825	P.	66,727,157

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant pesos as of December 31, 2002)

An analysis of the change in projected benefit obligation is as follows:

	2002		2001
Projected benefit obligation at beginning of year	P.	66,727,157	P.	59,565,258
Labor cost		2,150,435		1,946,509
Financial cost of projected benefit obligation		4,445,108		3,962,670
Actuarial loss		1,370,563		4,467,072
Benefits paid to participants		(3,649,438)		(3,214,352)

Projected benefit obligation at end of year	P.	71,043,825	P.	66,727,157

An analysis of the change in plan assets is as follows:

	2002		2001
Established fund at beginning of year	P.	57,137,707	P.	48,791,612
(Loss) return		(2,805,804)		3,172,116
Contributions to trust fund		4,938,263		5,173,979

Established fund at end of year	P.	59,270,166	P.	57,137,707

An analysis of the liability for employee pensions and seniority premiums is as follows:

	2002		2001
Projected benefits in excess of plan assets	P.	11,773,660	P.	9,589,450
Unamortized actuarial loss		(19,370,594)		(11,659,426)
Transition liability		(6,595,659)		(7,667,811)
Past services and changes in plan		(306,699)		(335,198)

Projected net asset		(14,499,292)		(10,072,985)
Additional minimum liability		22,189,667		15,700,167

Current net liability (accumulated benefit obligation net of plan assets)	P.	7,690,375	P.	5,627,182

An analysis of the effect on stockholders’ equity is as follows:

	2002	2001
Additional minimum liability	P. (22,189,667)	P. (15,700,167)
Intangible asset	6,902,358	8,003,009

Effect of labor obligations on stockholders’ equity	P. (15,287,309)	P. (7,697,158)

In 2002, the actuarial loss of approximately P. 7,700,000 was due primarily to the adverse effect on plan assets of the overall behavior of the Mexican Stock Exchange. In 2001, the increase in the unamortized actuarial loss of approximately P. 4,500,000 was attributable basically to the increase in the projected benefit obligation resulting from the increase in salaries over the amount that was estimated at the beginning of the year.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant pesos as of December 31, 2002)

The rates used in the actuarial studies were as follows:

	2002	2001	2000
	%	%	%
Discount of labor obligations:
First year	6.84	6.84	6.84
Long-term average	5.85	5.85	5.85

Increase in salaries:
First year	1.85	1.85	1.85
Long-term average	0.96	0.96	0.96

Annual return from the fund	6.84	6.84	6.84

At December 31, 2002, 65.7% (66.0% in 2001) of plan assets were invested in fixed-income securities and the remaining 34.3% (34.0% in 2001) in variable-income securities.

9. Long-term Debt

Long-term debt consists of the following:

	Weighted average interest rates at December 31,		Maturities from 2003 through	Balance at December 31,
	2002	2001		2002		2001
Debt denominated in foreign currency:
Convertible senior debentures(1)	4.2%	4.2%	2004	P.	10,312,500	P.	9,663,411
Senior notes(2)	8.2%	8.2%	2006		15,468,750		14,495,117
Banks	2.5%	3.1%	2013		26,516,243		25,351,032
Suppliers’ credits	2.7%	3.3%	2022		1,919,680		2,993,435
Financial leases	2.3%	2.9%	2006		2,854,027		2,671,085
Mexican Government	2.2%	2.8%	2006		140,165		173,545

Total					57,211,365		55,347,625

Debt denominated in Mexican pesos:
Commercial paper	8.3%	8.0%	2003		167,846		9,169,604
Domestic senior notes (“Certificados Busátiles”)	9.2%	11.6%	2012		7,450,000		4,492,250
Banks	8.6%	7.2%	2004		1,300,000		4,693,080
Financial leases	8.7%	8.9%	2004		4,447		14,411

					8,922,293		18,369,345

Total debt					66,133,658		73,716,970
Less short-term debt and current portion of long-term debt					11,059,591		18,484,088

Long-term debt				P.	55,074,067	P.	55,232,882

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant pesos as of December 31, 2002)

The above-mentioned rates are subject to variances in international and local rates and do not include the effect of the Company’s agreement to reimburse certain lenders for Mexican taxes withheld. The Company’s weighted average cost of borrowed funds at December 31, 2002 (including interest, fees and reimbursement of such lenders for Mexican taxes withheld) was approximately 5.8% (6.0% at December 31, 2001).

Short-term debt as of December 31, 2002 amounted P.794,683 (P.12,186,577 in 2001), comprised of P.167,846 of commercial paper (P.9,169,604 in 2001) and P.626,837 of banks (P.3,016,973 in 2001), with a weighted average interest rate of 3.5% (7.9% in 2001).

(1) On June 11, 1999, the Company issued U.S.$ 1,000 million of convertible senior debentures. The debentures are convertible to common stock at the option of the holders, at any time prior to their maturity into American Depositary Shares (ADSs), each representing 20 TELMEX “L” shares. The conversion price is U.S.$ 29.5762 per ADS, equal to a conversion ratio of 33.8110 “L” share ADSs per U.S.$ 1,000 principal amount of the convertible debentures, subject to adjustment under certain circumstances.

Should any person or group (other than the present controlling stockholders) acquire 50% or more of the issuer’s voting shares, the holders of the convertible debentures may ask TELMEX to repurchase the convertible debentures, for 100% of the principal amount plus unpaid accrued interest through the repurchase date.

The maturity date of the convertible debentures is June 15, 2004. The debentures bear 4.25% annual interest, payable semiannually. In 2002, 2001 and 2000, accrued interest on these debentures aggregated P. 441,467, P. 461,358 and P. 460,570, respectively .

(2) On January 26, 2001, TELMEX issued senior notes for U.S.$ 1,000 million, maturing in 2006 and bearing 8.25% annual interest payable semiannually. Additionally, on May 8, 2001, TELMEX issued supplemental senior notes for U.S.$ 500 million with similar characteristics. In 2002, accrued interest on the bonds was P. 1,283,357 (P. 1,117,921 in 2001).

On September 25, 2000, one of the entities that was part of the spin-off of América Móvil held P. 19,021,907 of medium-term notes and commercial paper issued by TELMEX. On December 31, 2000, this entity held P. 11,156,182 of these financial instruments, and interest expense for the year ended December 31, 2000 was P. 3,290,361 (See Note 2).

An analysis of the foreign currency denominated debt at December 31, 2002 is as follows:

	Foreign currency	Exchange rate at December 31, 2002		Mexican peso equivalent
	(in thousands)	(in units)
U.S. dollar	5,521,637	P.	10.3125	P.	56,941,882
French franc	163,392		1.6493		269,483

Total				P.	57,211,365

At December 31, 2002, the Company has long-term lines of credit with certain foreign finance institutions. The unused portion of committed lines of credit at December 31, 2002 totaled approximately P. 4,153,000, at a floating interest rate of approximately LIBOR plus 85 basis points at the time of use.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant pesos as of December 31, 2002)

Long-term debt maturities at December 31, 2002 are as follows:

Year ended December 31,	Amount
2004	P.	21,495,295
2005		5,358,289
2006		19,006,589
2007		7,507,176
2008 and beyond		1,706,718

Total	P.	55,074,067

During 2002, TELMEX made four placements of domestic senior notes (“Certificados Bursátiles”) for a total of P. 3,200 million (P. 4,250 million in 2001, historical) under the P. 10,000 million program authorized by the NBSC. The unissued balance under this program is P. 2,550 million.

The above-mentioned loans are subject to certain restrictive covenants with respect to maintaining certain financial ratios and selling off a substantial portion of group assets, among others. At December 31, 2002, the Company has met all of these requirements.

Hedges

As part of its currency hedging strategy, the Company uses derivatives to minimize the impact of exchange rate fluctuations on U.S. dollar denominated transactions. During 2002, the Company entered into short-term exchange hedges which, at December 31, 2002, cover liabilities of U.S.$ 418 million (U.S.$ 2,740 million in 2001). In 2002, the Company recognized a credit to results of operations under these hedges of P. 1,605,781 (charges of P. 1,208,820 in 2001 and P.43,778 in 2000) corresponding to the fluctuation of the exchange rate.

To resolve its exposure to financial risks, the Company entered into interest-rate swaps for the exchange of cash flows for the amount determined by applying agreed interest rates to the base amount. Under these contracts, the Company agreed to receive the “TIIE” interbank rate and to pay a fixed rate.

These swaps were recorded in results of operations of the year at the related market interest rates. At December 31, 2002 the Company had interest-rate swaps for a total base amount of P. 12,650 million. At December 31, 2001, the Company had no interest-rate swaps. In the year ended December 31, 2002 the Company recognized a charge under these contracts of P. 291,253 to the comprehensive financing cost.

10. Deferred Credits

Deferred credits consist of the following at December 31, 2002 and 2001:

	2002		2001
Advance billings	P.	972,208	P.	1,065,471
Advances from customers and others		154,259		165,020

Total	P.	1,126,467	P.	1,230,491

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant pesos as of December 31, 2002)

11. Foreign Currency Position and Transactions

a) At December 31, 2002, TELMEX and its Mexican subsidiaries have a net foreign currency short position of U.S.$ 5,565 million (net foreign currency short position of U.S.$ 5,650 million at December 31, 2001).

The prevailing exchange rate at December 31, 2002 was P. 10.31 per U.S. dollar (P. 9.14 per U.S. dollar at December 31, 2001). At February 12, 2003, the date of the audit report on these consolidated financial statements, the exchange rate of the Mexican peso relative to the U.S. dollar was P. 10.99 per U.S. dollar.

b) In the years ended December 31, 2002, 2001 and 2000, TELMEX and its Mexican subsidiaries had the following transactions denominated in foreign currencies. Currencies other than the U.S. dollar were translated to U.S. dollars using the average exchange rate for the year.

	2002		2001		2000
	Million of dollars
Net settlement revenues	U.S.$	256	U.S.$	253	U.S.$	516
Interest expense		278		284		165
Operating expenses		100		136		139

12. Commitments and Contingencies

a) The Company leases certain equipment used in its operations under capital leases. At December 31, 2002, the Company had the following commitments under noncancelable leases:

Year ended December 31,
2003	P.	1,044,040
2004		949,089
2005		740,228
2006		265,603

Total		2,998,960
Less interest		140,486

Present value of net minimum lease payments		2,858,474
Less current installment		971,215

Long-term obligation at December 31, 2002	P.	1,887,259

b) At December 31, 2002, the Company has noncancelable commitments of approximately—P. 867,013 (P. 1,523,624 in 2001) for the purchase of equipment.

Payments made under the purchase agreements were P. 1,421,828 in 2002, P. 2,572,398 in 2001 and P. 1,513,150 in 2000.

c) At December 31, 2002 and 2001, there are no outstanding letters of credit issued to foreign suppliers for the purchase of materials and supplies.

c) In February 1998, the Federal Commission of Economic Competition (COFECO) determined that Teléfonos de México, S.A. de C.V. has substantial power in what it referred to as five telecommunications markets so that, in conformity with Article 63 of the Federal Telecommunications Act, COFETEL may impose specific obligations with respect to rates charged and quality of services and information.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant pesos as of December 31, 2002)

The Company’s external lawyers who are handling this matter are of the opinion that this finding is unjustified. Consequently, Teléfonos de México, S.A. de C.V. filed an appeal in the Federal

District Court and obtained protection and shelter under Mexican Federal law. COFETEL, based on the COFECO ruling, which was later reversed, handed down a new ruling imposing certain specific obligations on Teléfonos de México, S.A. de C.V. The ruling of the COFETEL was appealed in a Federal Court and is still pending. In 2001, the COFECO set aside its previous ruling and handed down a new ruling supporting the findings with respect to the substantial power that Teléfonos de México, S.A. de C.V. exercises over five telecommunications markets. Teléfonos de México, S.A. de C.V. has also appealed this ruling in a Federal District Court.

As a result, the COFECO has initiated other proceedings against Teléfonos de México, S.A. de C.V. that are also being appealed.

e) In December 1995, a competitor that provides cellular telephone services reported Teléfonos de México, S.A. de C.V. to the COFECO for alleged monopolistic practices.

In July 2001, the COFECO ruled that Teléfonos de México, S.A. de C.V. was responsible for monopolistic practices. Teléfonos de México, S.A. de C.V. filed an appeal for reconsideration against the ruling, but the appeal was declared unfounded and the ruling confirmed.

Currently, the respective defense against the confirmation of the ruling is being prepared before the Federal Court of Justice for Tax and Administrative Matters.

f) Under Mexican law, Teléfonos de México, S.A. de C.V. remains jointly and severally liable for any obligations transferred to América Móvil, pursuant to the spin-off for a period of three years beginning on September 25, 2000, the spin-off date. Such liability, however, does not extend to any obligation with a creditor that has given its express consent relieving Teléfonos de México, S.A. de C.V. of such liability and approving the spin-off. In addition, Teléfonos de México, S.A. de C.V. has the following specific obligations:

•	Teléfonos de México, S.A. de C.V. has guaranteed the indebtedness of ATL Algar Telecom Leste, S.A. under certain credit facilities, for up to U.S. $104.3 million. América Móvil has agreed to indemnify Teléfonos de México, S.A. de C.V. for any liability under these guarantees.

•	Teléfonos de México, S.A. de C.V. has guaranteed certain obligations of Iberbanda, S.A. (formerly FirstMark Comunicaciones España, S.A.). The guarantee is limited to 13.7 million euros. América Móvil has agreed to indemnify Teléfonos de México, S.A. de C.V. for any liability derived from these guarantees.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant pesos as of December 31, 2002)

13. Related Parties

In the years ended December 31, 2002, 2001 and 2000, the Company had the following significant transactions with related parties:

	2002		2001		2000
Purchase of materials, inventories and fixed assets(1)	P.	4,935,778	P.	6,971,579	P.	5,894,716
Payment of insurance premiums, fees for administrative and operating services, security trading and others(2)		2,340,563		2,256,067		2,887,181
Payment of CPP interconnection fees(3)		8,029,378		7,754,046		6,563,951
Donations to a non-profit social-welfare organization		—		528,514		1,376,955
Sale of materials and other services(4)		535,259		475,691		520,518
Sale of long distance and other telecommunications services(5)		3,462,731		3,444,070		2,807,904

1)	Includes P. 3,834,539 in 2002 (P. 5,748,903 in 2001 and P.4,596,750 in 2000) in 2000) for fiber optic and satellite network services with a subsidiary of the Condumex group.
2)	In 2002, includes P. 564,534 for insurance premiums with Seguros Inbursa, S.A. (P. 498,205 in 2001 and P.574,502 in 2000), as well as P. 274,411 (P. 303,675 in 2001 and P.313,797 in 2000) for fees paid for administrative and operating services to technology partners and P. 105,400 (P. 152,834 in 2001 and P. 160,561 in 2000) for security trading fees paid to Inversora Bursátil, S.A.
3)	Interconnection fee under the “Calling Party Pays” program (CPP); calls from a fixed lined telephone to a wireless telephone paid to a subsidiary of América Móvil.
4)	Includes P. 134,076 in 2002 (P. 173,430 in 2001 and P.169,078 in 2000) from the sale of construction materials to a subsidiary of the Condumex group.
5)	Revenues from billings to an América Móvil subsidiary.

At December 31, 2002, TELMEX had amounts due to a subsidiary of the Condumex group and a subsidiary of América Móvil of P. 185 million and P. 851 million, respectively (P. 1,187 million and P. 614 million in 2001).

TELMEX purchases materials or services from a variety of subsidiaries of Grupo Carso, S.A. de C.V. TELMEX purchases these materials and services on terms no less favorable than it could obtain from unaffiliated parties, and would have access to other sources if its affiliates ceased to provide them on competitive terms. Additionally, TELMEX receives insurance and banking services provided by Grupo Financiero Inbursa, S.A. de C.V. and its subsidiaries (see table above).

14. Stockholders’ Equity

a) At an extraordinary stockholders’ meeting held on September 25, 2000, as described in Note 2, it was decided to spin-off the wireless telecommunications segment and most of its international transactions. When the spin-off occurred and TELMEX made its capital contribution to América Móvil, the capital stock of both TELMEX and América Móvil was represented by an equal number of shares of each of the three series, without any change in the number of shares comprising the capital stock of TELMEX.

At December 31, 2002, capital stock is represented by 12,777 million shares issued and outstanding with no par value, representing the Company’s fixed capital (13,165 million in 2001). An analysis is as follows:

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant pesos as of December 31, 2002)

	2002		2001
4,136 million common Series “AA” shares, with full voting rights (4,307 million in 2001)	P.	13,473,367	P.	14,028,025
289 million common Series “A” shares, with full voting rights (313 million in 2001)		1,103,334		1,193,662
8,352 million Series “L” shares with limited voting rights (8,545 million in 2001)		13,112,946		13,073,890

Total	P.	27,689,647	P.	28,295,577

Common series “AA” shares, which may be subscribed only by Mexican individuals and corporate entities, must represent at all times no less than 20% of capital stock and no less than 51% of the combined “AA” shares and “A” shares. Common Series “A” shares, which may be freely subscribed, must account for no more than 19.6% of capital stock and no more than 49% of the combined “AA” shares and “A” shares. Common series “AA” and “A” shares combined may not represent more than 51% of capital stock. The combined number of Series “L” shares, which have limited voting rights and may be freely subscribed, and Series “A” shares may not exceed 80% of capital stock.

Since January 1, 2001, the Company’s bylaws have contemplated the possibility of the holders of Series “L” shares exchanging such shares, in certain circumstances, for Series “AA” shares. In 2001, a total of 1,106 million Series “L” shares were exchanged for Series “AA” shares.

b) In 1994, TELMEX initiated a program to purchase its own shares. For this purpose, in accordance with the Securities Trading Act in force through May 2001, the Company appropriated retained earnings to set up a reserve to purchase its own shares. A charge is made to the reserve for the excess cost of the shares purchased over the portion of capital stock represented by the shares acquired.

During 2000, the Company purchased 938.6 million Series “L” shares for P. 26,237,336 (P. 23,159,299 historical) and 761 thousand Series “A” shares for P. 19,491 (P. 17,519 historical).

In February 2001, the stockholders approved an increase in the reserve to purchase the Company’s own shares, bringing the balance of the reserve to P. 10,940,185 (P. 10,008,918 historical). During 2001, the Company acquired 843.7 million Series “L” shares for P. 14,472,555 (P. 13,400,776—historical) and 1.5 million Series “A” shares for P. 24,604 (P. 22,715 historical).

Under the Securities Trading Act, amended as of June 1, 2002, companies are no longer required to create a reserve for the purchase of their own shares. The Company’s own shares acquired subsequent to this amendment were purchased using the reserve until it was exhausted, after which shares were acquired using unappropriated retained earnings in the amount the corresponding shares purchased exceeded capital stock.

In August 2001 and April 2002, the stockholders approved an increase of P. 10,000,000 (historical) and P. 4,549,888 (historical), respectively, in the total authorized historical amount to be used by the Company to acquire its own shares, bringing the total maximum amount to be used for this purpose to P. 10,037,564 (historical) and P. 10,000,000 (historical), respectively. At December 31, 2002 and 2001, the unused authorized amount was P. 5,571,124 (historical) and P. 7,063,796 (historical), respectively.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant pesos as of December 31, 2002)

During 2002, the Company acquired 386.4 million Series “L” shares for P. 6,183,669 (historical cost of P. 6,031,506) and 1.4 million Series “A” shares for P. 20,952 (historical cost of P. 20,747).

c) In conformity with the Mexican Corporations Act, at least 5% of net income of the year must be appropriated to increase the legal reserve. This practice must be continued each year until the legal reserve reaches at least 20% of capital stock issued and outstanding.

d) Earnings per share are obtained by dividing net income for the year by the average weighted number of shares issued and outstanding during the period. To determine the average weighted number of shares issued and outstanding in 2002, 2001 and 2000, the shares held by the Company have been excluded from the computation.

The diluted earnings per share in 2002, 2001 and 2000, were determined considering the effect of the shares that may be delivered (potentially dilutive shares) as a result of the convertible senior debentures described in Note 9. The computation was made by adjusting net income for the year, by the comprehensive financing cost (income) (including interest expense, exchange gain difference and monetary gain), net of income tax and employee profit sharing, attributable to the convertible debentures. The adjusted income was divided by the average weighted number of shares issued and outstanding, taking into account the number of convertible shares.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant pesos as of December 31, 2002)

An analysis is as follows:

	2002		2001		2000
Income from continuing operations
Income per basic share:
Income from continuing operations	P.	19,567,915	P.	24,833,282	P.	27,585,052

Weighted average number of shares issued and outstanding (millions)		12,986		13,541		14,669

Income per basic share (in pesos)	P.	1.507	P.	1.834	P.	1.880

Income per diluted share:
Income from continuing operations	P.	19,567,915	P.	24,833,282	P.	27,585,052
Comprehensive financing cost (income), net of income tax and employee profit sharing		673,380		(359,248)		(280,822)

Adjusted income	P.	20,241,295	P.	24,474,034	P.	27,304,230

Weighted average number of shares issued and outstanding (millions)		12,986		13,541		14,669
Add:
Potentially dilutive shares		676		676		676

Weighted average number of diluted shares issued and outstanding (millions)		13,662		14,217		15,345

Income per diluted share (in pesos)	P.	1.482	P.	1.721	P.	1.779

	2002		2001		2000
Net income
Income per basic share:
Net income	P.	19,567,915	P.	24,833,282	P.	29,211,008

Weighted average number of shares issued and outstanding (millions)		12,986		13,541		14,669

Income per basic share (in pesos)	P.	1.507	P.	1.834	P.	1.991

Earnings per diluted share:
Net income	P.	19,567,915	P.	24,833,282	P.	29,211,008
Comprehensive financing cost (income), net of income tax and employee profit sharing		673,380		(359,248)		(280,822)

Adjusted income	P.	20,241,295	P.	24,474,034	P.	28,930,186

Weighted average number of shares issued and outstanding (millions)		12,986		13,541		14,669
Add:
Potentially dilutive shares		676		676		676

Weighted average number of diluted shares issued and outstanding (millions)		13,662		14,217		15,345

Income per diluted share (in pesos)	P.	1.482	P.	1.721	P.	1.885

At December 31, 2002, accumulated other comprehensive income items include the effects of labor obligations and the deficit from the restatement of stockholders’ equity, net of deferred taxes, of - P. 10,442,173 and P. 61,016,088, respectively (P. 5.025,784 and P. 67,788,405 in 2001).

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant pesos as of December 31, 2002)

15. Income Tax, Asset Tax and Employee Profit Sharing

a) The Ministry of Finance and Public Credit authorized TELMEX to consolidate the group tax returns effective January 1, 1995. The Instituto Tecnológico de Teléfonos de México, S.C., Fundación Telmex, A.C., and the subsidiaries acquired during the year are excluded from this tax consolidation.

b) The asset tax is a minimum tax levied on the average value of most assets net of certain liabilities. Income tax may be credited against the asset tax so that the asset tax is payable only to the extent that it exceeds income tax. The asset tax on continuing operations for the years ended December 31, 2002, 2001 and 2000 was P. 2,691,626 P. 2,761,145 and P. 2,594,992, respectively. In all three years TELMEX credited against these amounts the corporate income tax paid in such years.

c) The corporate income tax rate for 2002, 2001 and 2000 was 35%. However, in 2001 and 2000 corporate taxpayers had the option of deferring a portion, so that the tax payable for such years represented 30% of taxable income. The earnings on which taxes were deferred must be controlled in a so-called “net reinvested tax profit” account (“CUFINRE”), to clearly identify the earnings on which the taxpayer opted to defer payment of corporate income tax. The above-mentioned option of deferring a portion of income tax was eliminated effective January 1, 2002.

Since in 2001 and 2000 the Company opted for this tax deferral, earnings will be considered to be distributed first from the “CUFINRE” account, and any excess will be distributed from the “net tax profit” account (“CUFIN”) so as to pay the 5% deferred tax.

Any distribution of earnings in excess of the above-mentioned account balances will be subject to payment of corporate income tax at the enacted tax rate at that time.

In addition, from January 1, 1999 through December 31, 2001, cash dividends obtained by individuals or residents abroad from corporate entities in Mexico, were subject to a 5% withholding tax on the amount of the dividend multiplied by 1.5385.

The cumulative effect of the adoption of the new Bulletin D-4 at the beginning of 2000 was P. 10,104,494. Such amount was charged to stockholders’ equity. The Company simultaneously recognized a liability for deferred taxes, without restructuring the financial statements of prior years.

d) An analysis of income tax provisions is as follows:

	2002		2001		2000
Current year	P.	10,638,595	P.	11,180,048	P.	6,681,546
Deferred tax, net of related monetary position gain of P. 1,099,240 (P. 1,525,929 in 2001 and P. 1,302,068 in 2000)		(312,985)		2,856,035		1,965,933

Total	P.	10,325,610	P.	14,036,083	P.	8,647,480

A reconciliation of the statutory corporate income tax rate to the effective rate recognized for financial reporting purposes is as follows:

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant pesos as of December 31, 2002)

	Year ended December 31,
	2002	2001	2000
	%	%	%
Statutory income tax rate	35.0	35.0	35.0
Depreciation	(2.9)	(0.5)	(8.5)
Financing costs	0.2	(2.2)	(4.2)
Other	(1.1)	0.7	(0.8)

Effective tax rate	31.2	33.0	21.5

A gradual one-percentage point annual reduction in the current 35% corporate income tax rate was approved starting in 2003 until the rate reaches 32% in 2005. The effect of this tax-rate change on deferred taxes represented a credit of Ps. 1,680,053 to 2002 results of operations (5% of pretax income). The effect of the tax-rate change is included in each of the related items presented.

In 2001, the decrease in the depreciation reconciling item was derived basically from a change in the depreciation method, in conformity with current tax legislation.

The temporary differences on which the Company recognized deferred taxes in the years ended December 31, 2002 and 2001, were as follows:

	2002		2001
Deferred tax asset :
Allowance for doubtful accounts and slow-moving inventories	P.	631,414	P.	567,776
Tax loss carry forwards		9,472		18,292
Deferred income		316,884		131,880
Liability reserves		97,544		261,837
Pensions and seniority premiums		204,724		—

	P.	1,260,038	P.	979,785

Deferred tax liability:
Fixed assets	P.	(13,669,431)	P.	(11,840,425)
Inventories		(423,549)		(301,406)
Licenses		(146,329)		(163,889)
Pensions and seniority premiums		—		(854,713)

		(14,239,309)		(13,160,433)

Net deferred tax (liability)	P.	(12,979,271)	P.	(12,180,648)

e) The Company is required by law to pay employee profit sharing to its employees in addition to their contractual compensation and benefits. The statutory rate for employee profit sharing in 2002, 2001 and 2000 was 10%, based on taxable income of the company for which the employee provides services after eliminating certain effects of inflation and the restatement of depreciation expense.

f) At December 31, 2002, the balance of the restated contributed capital account (CUCA), the net tax profit account (CUFIN) and the net reinvested tax profit account (CUFINRE) was P. 24,404,550,—P. 68,635,667 and P. 1,940,232, respectively. These amounts are for Teléfonos de México, S.A. de C.V. computed on a stand-alone basis.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant pesos as of December 31, 2002)

16. Stock Option Plan

Starting in September 2001, TELMEX established a stock option plan for its officers. The plan is for a duration of four years, and 50 million Series “L” shares are to be made available. Each year, plan participants may elect either to acquire all shares available or to defer their purchase until the final year. In 2002, options made available totaled 11,654,979 shares (11,546,917 shares in 2001) and options to 905,457 shares (106,248 shares in 2001) were exercised. The difference between market value and the assigned option price was not significant.

17. Segments

After the spin-off described in Note 2, TELMEX operates primarily in two segments: local and long-distance telephone services. Local telephone service corresponds to fixed local wired service. The long-distance service includes both domestic and international services, exclusive of the long-distance calls originated in public and rural telephones and data transmission, services included in the others, adjustments and eliminations column. Additional information related to the Company’s operations is provided in Note 1. The following summary shows the most important segment information, which has been prepared on a consistent basis:

	(Amounts in millions of Constant Pesos at December 31, 2002)
	Local service		Long distance		Others, adjustments and eliminations		Total consolidated
At December 31, 2002
Revenues:
External revenues	P.	71,810	P.	24,455	P.	16,595	P.	112,860
Intersegment revenues		9,974				(9,974)
Depreciation and amortization		13,269		2,475		3,824		19,568
Operating income		25,435		7,654		6,528		39,617
Segment assets		192,181		44,198		37,659		274,038

At December 31, 2001
Revenues:
External revenues	P.	74,095	P.	26,832	P.	16,365	P.	117,292
Intersegment revenues		10,437				(10,437)
Depreciation and amortization		12,525		2,214		3,503		18,242
Operating income		29,511		9,543		5,965		45,019
Segment assets		182,337		35,395		31,309		249,041

At December 31, 2000
Revenues:
External revenues	P.	68,360	P.	28,600	P.	15,671	P.	112,631
Intersegment revenues		15,393				(15,393)
Depreciation and amortization		13,805		2,305		2,571		18,681
Operating income		32,323		6,814		4,676		43,813
Segment assets		181,425		33,223		29,073		243,721

Additionally, the column others, adjustments and eliminations includes the yellow and white pages directories and other services. Intersegmental transactions are reported at fair value. Comprehensive financing cost and provisions for income tax and employee profit sharing are not assigned to the segments; they are handled at the corporate level.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant pesos as of December 31, 2002)

Segment assets include plant property and equipment (on a gross basis) construction in progress, advances to suppliers and inventories for operation of the telephone plant.

18. Differences between Mexican and U.S. GAAP

The Company’s consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in certain significant respects from generally accepted accounting principles in the United States (“U.S. GAAP”).

The reconciliation to U.S. GAAP does not include the reversal of the adjustments to the financial statements for the effects of inflation required under Mexican GAAP (Bulletin B-10), because the application of Bulletin B-10 represents a comprehensive measure of the effects of price level changes in the Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes.

The principal differences between Mexican GAAP and U.S. GAAP, as they relate to the Company, are described below together with an explanation, where appropriate, of the method used to determine the adjustments that affect operating income, net income, total stockholders’ equity and resources provided by operating and financing activities.

Cash Flow Information:

Under Mexican GAAP, the Company presents consolidated statements of changes in financial position, as described in Note 1. The changes in the consolidated financial statement balances included in this statement constitute resources provided by and used in operating, financing and investing activities stated in constant pesos (including monetary and foreign exchange gains and losses). For Mexican GAAP purposes, trading securities have been presented in cash and short term investments, therefore the changes in these securities are presented as part of the net increase (decrease) in cash and short term investments; under U.S. GAAP the cash flows from these type of securities should be disclosed as cash provided by (used in) operating activities.

Statement of Financial Accounting Standards No. 95 (“SFAS No. 95”), “Statement of Cash Flows,” does not provide guidance with respect to inflation adjusted financial statements. In accordance with Mexican GAAP, the changes in current and long-term debt due to restatement in constant pesos, including the effect of exchange differences, is presented in the statement of changes in financial position in the financing activities section. The company has adopted the guidance issued by the AICPA SEC Regulations Committee’s International Practices Task Force in its meeting held on November 24, 1998, encouraging foreign registrants that file price level adjusted financial statements to provide cash flow statements that show separately the effects of inflation on cash flows.

If the changes in trading securities, the monetary gain and the exchange gain or loss related to the debt, were treated as components of operating activities, summarized consolidated statements of cash flows derived from information prepared in accordance with U.S. GAAP would be as follows:

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant pesos as of December 31, 2002)

	Year ended December 31,
	2002		2001		2000
Operating activities:
Net income	P.	17,760,177	P.	21,378,347	P.	26,907,374
Depreciation		22,134,419		22,358,062		21,942,955
Amortization		205,660		534,727		359,654
Deferred taxes		99,448		3,361,082		2,490,912
Monetary gain		(3,559,049)		(2,925,112)		(4,817,774)
Equity in results of affiliates		251,701		454,597		346,119
Effect of exchange rate differences on debt		6,570,668		(2,569,863)		307,722
Investment in marketable securities		(907,971)		(388,769)		(186,384)
Adjustment to value of equity investments		111,782		931,870		—
Income from discontinued operations, net				—		(1,376,749)
Change in operating assets and liabilities		(2,820,509)		834,557		(3,755,034)

Resources provided by operating activities of continuing operations		39,846,326		43,969,498		42,218,795

Financing activities:
New loans		16,223,211		74,290,157		66,123,261
Repayment loans		(26,796,976)		(77,068,306)		(37,568,904)
Purchase of Company’s own shares and cash dividends paid		(13,415,522)		(21,580,086)		(33,488,126)

Resources used in financing activities of continuing operations		(23,989,287)		(24,358,235)		(4,933,769)

Investing activities:
Investment in plant, property and equipment and inventories		(11,724,796)		(23,979,526)		(20,345,099)
Other investments		(82,807)		(321,516)		(1,745,714)

Resources used in investing activities of continuing operations		(11,807,603)		(24,301,042)		(22,090,813)

Effect of inflation accounting		(608,744)		(518,390)		(913,429)
Net change in assets and liabilities of discontinued operations						(7,076,428)

Net (decrease) increase in cash and short-term investments		(3,440,691)		(5,208,169)		7,204,356
Cash and short-term investments at beginning of year		9,316,428		14,524,597		7,320,241

Cash and short-term investments at end of year	P.	12,757,119	P.	9,316,428	P.	14,524,597

Net resources provided by operating activities reflect cash payments for interest, income tax and employee profit sharing as follows:

	Year ended December 31,
	2002		2001		2000
Interest	P.	3,860,838	P.	5,148,658	P.	8,530,967
Income tax		7,484,434		10,220,245		7,040,656
Employee profit sharing		2,979,581		3,452,112		2,749,083

Cash flows from purchases of trading securities during 2002 were P. 2,184,555 (P. 316,654 and P.5,859,166 in 2001 and 2000, respectively) and cash flows from sales of trading securities during 2002 were P. 261,344 (P. 99,856 and P. 4,979,117 in 2001 and 2000, respectively).

Capitalized Interest:

Under Mexican GAAP, the Company does not capitalize net financing costs on assets under construction. Under U.S. GAAP, interest on borrowings in foreign currencies or comprehensive financing costs for borrowings in pesos, must be considered an additional cost of constructed assets to be capitalized in property, plant and equipment and depreciated over the lives of the related assets. The amount of interest or net financing costs capitalized for U.S. GAAP purposes was determined by reference to the Company’s average interest cost of outstanding borrowings.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant pesos as of December 31, 2002)

Valuation of Inventories and Plant, Property and Equipment:

As previously discussed in Note 5, through December 31, 1996, items comprising the telephone plant were restated based on the acquisition date and cost, applying the factors derived from the specific indexes determined by the Company and validated by an independent appraiser registered with the National Banking and Securities Commission. Since January 1, 1997, the valuation method of plant, property and equipment was modified, as the Bulletin B-10 eliminated the use of appraisals to restate inventories, plant, property and equipment.

The alternate restatement method allowed by the Bulletin B-10, which was the one adopted in 1997 by the Company as described in Note 5, is not acceptable for U.S. GAAP purposes; consequently, the difference between this method and the restatement of inventories and plant, property and equipment based on the NCPI was taken to the U.S. GAAP reconciliations subsequently presented.

As a result of this comparison, inventories, plant, property and equipment and stockholders’ equity increased by P.7,589,015 (P.18,788,529 in 2001), and the depreciation expense for 2002 increased by P.2,293,616 (P.4,140,009 and P.3,113,175 in 2001 and 2000, respectively).

Accrued Vacation Pay:

For purposes of the attached consolidated financial statements, the expense for vacation pay is recognized when paid rather than during the period in which it is earned by employees. For U.S. GAAP purposes, the Company has determined the accrued liability for vacation pay at December 31, 2002, 2001 and 2000, and accordingly, has adjusted the expense for vacation pay during the periods then ended.

Deferred Income Tax and Deferred Employee Profit Sharing:

As explained in Note 1 and 15, effective January 1, 2000, the accounting for deferred income tax was changed in 2000 with the issuance of the new Bulletin D-4. Through December 31, 1999, under Mexican GAAP, deferred income tax was determined by the partial liability method of accounting, under which deferred income tax is provided for identifiable, non-recurring temporary differences (i.e., those that are expected to reverse over a definite period of time) at rates expected to be in effect at the time those temporary differences reverse

The new Bulletin D-4, requires that deferred income tax be determined on virtually all temporary differences in balance sheets accounts for financing and tax reporting purposes, using the enacted income tax rate at the time the financial statements are issued

Statement of Financial Accounting Standards No. 109 (“SFAS No. 109”) “Accounting for Income Taxes,” requires deferred income tax be determined using the liability method for all temporary differences between financial reporting and tax bases of assets and liabilities and that such difference be measured at the enacted income tax rates for the years in which such taxes will be payable or refundable.

The Company is required to pay employee profit sharing in accordance with Mexican labor law. Deferred employee profit sharing under U.S. GAAP has been determined following the guidelines of SFAS No. 109. The new Bulletin D-4 did not significantly change the accounting for employee profit sharing, of which the deferred portion is determined by the partial liability method of accounting referred to above .

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant pesos as of December 31, 2002)

The deferred tax adjustment included in the net income and stockholder’s equity reconciliations, also include the effect of deferred taxes on the other U.S. GAAP adjustments reflected in the respective summaries.

The differences in the recognition of deferred income tax and deferred employee profit sharing (for purposes of this note, collectively “deferred taxes”) between Mexican and U.S. GAAP for purposes of the income statement were as follows:

2000	P. (524,979)
2001	P. (505,047)
2002	P. (412,433)

The effect of income tax and employee profit sharing on the difference between the indexed cost and the specific indexation factor valuation of fixed assets and inventories, primarily for operation of the telephone plant, and additionally on the minimum pension and seniority premium liability adjustment, is applied as an adjustment to stockholders’ equity. The related accumulated amounts at December 31, 2002 and 2001 that decreased equity were P.(1,311,277) and P.(6,435,651), respectively.

The yearly changes in the accumulated amount for deferred taxes applied to equity as a result of this effect corresponding to continuing operations from 2000 through 2002 are the following:

2000	P.	(3,739,373)
2001	P.	(670,984)
2002	P.	5,124,374

In 2002 monetary loss of P. 161,593, and in 2001 and 2000 monetary gains of P. 18,139 and P.158,432, respectively, on the deferred taxes balance related to the difference between the indexed cost and replacement cost valuation of fixed assets and inventories, primarily for operation of the telephone plant, and additionally on the minimum pension and seniority premium liability adjustment, were taken to equity, as part of the change of the year.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant pesos as of December 31, 2002)

Significant components of deferred taxes under U.S. GAAP at December 31, 2002 and 2001 are as follows:

	2002						2001
	Income Tax		Employee Profit Sharing		Deferred Taxes		Income Tax		Employee Profit Sharing		Deferred Taxes
Deferred tax assets:
Allowances for bad debts and slow moving inventories	P.	631,414	P.	197,317	P.	828,731	P.	567,776	P.	162,222	P.	729,998
Tax loss carry forwards		9,472				9,472		18,292		—		18,292
Deferred revenues		316,883		99,026		415,909		131,880		37,680		169,560
Accrued liabilities		510,541		159,544		670,085		702,476		151,815		854,291
Debt obligations exchange loss		—		598,107		598,107		—		121,403		121,403
Pensions and seniority premiums		1,433,665		448,020		1,881,685		666,608		190,460		857,068

Total deferred tax assets		2,901,975		1,502,014		4,403,989		2,087,032		663,580		2,750,612

Deferred tax liabilities:
Fixed assets		(16,282,912)		(6,517,133)		(22,800,045)		(18,510,484)		(6,942,713)		(25,453,197)
Inventories		(424,095)		(148,549)		(572,644)		(328,548)		(111,501)		(440,049)
Capitalized interest or net financing cost		(1,031,395)		(322,311)		(1,353,706)		(1,165,264)		(332,933)		(1,498,197)
Licenses		(146,329)		(45,509)		(191,838)		(163,889)		(46,820)		(210,709)

Total deferred tax liabilities		(17,884,731)		(7,033,502)		(24,918,233)		(20,168,185)		(7,433,967)		(27,602,152)

Net deferred tax liabilities	P.	(14,982,756)	P.	(5,531,488)	P.	(20,514,244)	P.	(18,081,153)	P.	(6,770,387)	P.	(24,851,540)

For Mexican GAAP purposes, as earlier discussed in Note 15, deferred income tax liabilities of P.12,979,271 and P.12,180,648 were recognized at December 31, 2002 and 2001, respectively.

Employee Benefits Obligations:

In 2002, 2001 and 2000, the components of pension and seniority premium plans expense under U.S. GAAP, calculated in accordance with the provisions of Statement of Financial Accounting Standards No. 87 (SFAS No. 87), consist of the following:

	December 31,
	2002		2001		2000
Labor cost	P.	2,150,435	P.	1,946,546	P.	2,132,542
Financial cost of projected benefit obligation		4,445,108		3,962,778		3,892,422
Projected return on plan assets		(3,948,617)		(3,356,440)		(3,434,021)
Amortization of past service costs		512,416		512,416		512,416
Amortization of variances in assumptions		344,814		83,740

Net period cost under U.S. GAAP		3,504,156		3,149,040		3,103,359
Net period cost under Mexican GAAP		4,161,394		3,759,600		3,738,010

Cost reduction under U.S. GAAP	P.	(657,238)	P.	(610,560)	P.	(634,651)

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant pesos as of December 31, 2002)

The Company has adopted a select and ultimate approach to establish economic assumptions used to determine the actuarial present value of pension plan obligations under U.S. GAAP. In determining the various economic assumptions used in the computation, the Company estimates specific rates for each of the next 15 years and assumes a constant ultimate rate for each year thereafter. Each economic assumption is evaluated annually and revised as necessary. Assumptions used in the computation of the net cost under U.S. GAAP for each of the years presented in the above table are those used to determine employee benefit obligations disclosed below as of December 31 of the prior year.

The change in plans’ funded status is as follows:

	2002		2001
Projected benefits in excess of plan assets	P.	11,773,660	P.	9,589,450
Unamortized actuarial loss		(19,542,368)		(11,762,198)
Transition liability		(2,903,476)		(3,387,390)
Past services and changes in plan		306,699		335,198

Projected net assets		(10,978,883)		(5,895,336)
Additional minimum liability		18,669,258		11,522,518

Current net liability (accumulated benefit obligation net of plan assets)	P.	7,690,375	P.	5,627,182

The equity adjustment under US GAAP is as follows:

	December 31,
	2002		2001
Additional minimum liability	P.	18,669,258	P.	11,522,518
Intangible asset		(3,210,175)		(3,722,588)

Equity adjustment under U.S. GAAP		15,459,083		7,799,930
Equity adjustment under Mexican GAAP		15,287,309		7,697,158

Additional equity adjustment to be recognized Under U.S. GAAP	P.	171,774	P.	102,772

The unrecognized net transition obligation under SFAS No. 87 of P.5,806,994 at January 1, 1997, is being amortized over the average future working lifetime of the employee group, which has been determined to be 12 years. The portion of the unrecognized net (loss) gain that exceeds 10% of the projected benefit obligation will also be recognized over 12 years.

In 1995, consistent with the deferral of the unrecognized net (loss) gain, TELMEX included in income of such year an amount of P. 679,106 as monetary gain on the unfunded liability and deferred P.3,575,438 which represented the difference between the amount credited to income and the full monetary gain on the unfunded liability. For 1996, the Company did not defer the monetary gain for such year, as the rates used in the actuarial study were similar to actual inflation for 1996, and amortized P.187,196 of the monetary gain deferred in 1995. The monetary gain deferred in 1995 is being amortized in 12 years. In 2002, 2001 and 2000, the Company amortized P.308,022 each year, on the monetary gain deferred in 1995.

Effects of Inflation Accounting on Approximate U.S. GAAP Adjustments:

To determine the net effect on the consolidated financial statements of recognizing the adjustments described above, it is necessary to recognize the effects of applying the Mexican GAAP inflation accounting provisions (described in Note 1) to such adjustments. These effects are taken into consideration in the preparation of U.S. GAAP reconciliations of net income, operating income and equity.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant pesos as of December 31, 2002)

Disclosure about Fair Value of Financial Instruments:

In accordance with Statement of Financial Accounting Standards No. 107 (“SFAS No. 107”), “Disclosures about Fair Value of Financial Instruments,” under U.S. GAAP it is necessary to provide information about the fair value of certain financial instruments for which it is practicable to estimate that value.

The carrying amounts of cash and short-term investments, accounts receivable and accounts payable and accrued liabilities approximate fair values due to the short maturity of these instruments.

The fair value of total debt, excluding capital leases, is estimated using discounted cash flow analyses based on current borrowing rates offered to the Company for debt of the same remaining maturities and the market value for the convertible senior debentures and senior notes at December 31, 2002 and 2001. As of December 31, 2002, the carrying value of total debt is P.63,275,184 (P.71,031,474 at December 31, 2001) and the fair value is P. 66,899,628 (P.74,482,539 at December 31, 2001).

Business Combinations and Goodwill and Other Intangible Assets:

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives.

Translation of Financial Statements of Foreign Subsidiaries:

Under Mexican GAAP, the financial statements of foreign subsidiaries and affiliates for periods prior to the most recent period, are translated following the guidelines of Bulletin B-15. This bulletin requires that the financial statements of foreign subsidiaries and affiliates for periods prior to the most recent period, be translated into constant Mexican pesos by restating the balances to constant units in the local currency, using the inflation rate of the country in which the subsidiary or affiliate is located, before being translated into Mexican pesos at the rate of exchange at the end of the reporting period.

In the Company’s financial statements for each of the three years in the period ended December 31, 2002, including the financial statements of foreign subsidiaries that were transferred to América Móvil, such restatements were made based on the inflation in Mexico because the Company’s investments in foreign subsidiaries and affiliates were not material in any of these periods.

Under Mexican GAAP the statement of income amounts were translated at the prevailing exchange rate at the end of the reporting period. Under U.S. GAAP, statement of income amounts are translated at the average exchange rate for the period. In the Company’s financial statements for each of the three years in the period ended December 31, 2002, the effects of this translation difference were not material.

Reporting Comprehensive Income:

Statement No. 130 establishes rules for the reporting and disclosure of comprehensive income and the related components. Statement No. 130 requires the deficit from restatement of stockholders’ equity, minimum pension and seniority premium liability adjustment and deferred taxes on these two concepts, which prior to the adoption were reported separately in stockholders’ equity, to be included in other comprehensive income.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant pesos as of December 31, 2002)

Cumulative effects of the deficit from restatement of stockholders’ equity, deferred taxes on the difference between indexed cost and replacement cost and minimum pension and seniority premium liability adjustment included in comprehensive income at December 31, 2002, that (decreased) increased stockholder’s equity are P.(41,513,591), P.7,870,448 and P. (15,459,083), respectively.

Accounting for the Cost of Computer Software Developed or Obtained for Internal Use:

In March 1998, the American Institute of Certified Public Accountants (“AICPA”) issued Statement of Position 98-1 (“SOP 98-1”), “Accounting for the Cost of Computer Software Developed or Obtained for Internal Use.” SOP 98-1, which was effective beginning on January 1, 1999, requires the capitalization of certain costs incurred after the date of adoption in connection with developing or obtaining software for internal-use. Because the Company capitalizes such costs, the adoption of SOP 98-1 in 1999 did not have any significant effect on U.S. GAAP earnings or financial position.

Accounting for the Costs of Start-Up Activities:

In April 1998, the AICPA issued SOP 98-5, “Reporting the Cost of Start-Up Activities.” The effective date of the SOP was January 1, 1999. It requires that start-up costs capitalized prior to January 1, 1999, be written-off and any future start-up costs be expensed as incurred. Because the Company is expensing such costs as incurred, the adoption of this guideline in 1999 did not effect U.S. GAAP earnings or financial position.

Accounting for Derivative Instruments and Hedging Activities:

For U.S. GAAP reporting, beginning January 1, 2001, the Company adopted Statement of Financial Accounting Standards (SFAS) 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended, which establishes that all derivative instruments (including certain derivative instruments embedded in other contracts) should be recognized in the balance sheet as assets or liabilities at their fair values and changes in their fair value are recognized immediately in earnings, unless the derivative qualifies as a “hedge” as defined in SFAS 133 for which certain special accounting treatment is permitted.

The principal difference between SFAS 133 and Bulletin C-2 affecting the company relates to the requirements to apply for hedge accounting. SFAS 133 provides very specific requirements to qualify for hedge accounting at inception and during the term of the hedging relationship. Under Bulletin C-2, hedge accounting is permitted when the Company has the intent to hedge and the derivative instrument has similar risk characteristics to the underlying asset or liability being hedged.

As of December 31, 2002, the differences in accounting for derivative instruments between Mexican and U.S. GAAP, as they relate to the Company, resulted in certain adjustments in the reconciliation of net income and the reconciliation of stockholder’s equity to U.S. GAAP, which are explained as follows:

•	Under Bulletin C-2, interest rate swaps negotiated with the intention of hedging interest rate risk in the Company’s indebtedness should be accounted consistently with the underlying hedged item. Mexican GAAP does not permit the recognition of hedge debt instruments at fair value. Accordingly, the estimated fair value of the derivative instrument qualifying as a hedge of an underlying debt instrument is not recognized in the balance sheet and the effects in the income statement are recognized as interest on the debt accrues. Under SFAS 133, the interest swaps did not qualify as a hedge; therefore, the fair value must be recorded in the balance sheet and the changes in fair value recognized directly to earnings.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant pesos as of December 31, 2002)

•	As of December 31, 2002, the estimated fair value of these interest rate swaps that was not recognized in the balance sheet under Mexican GAAP was a liability of P. 255,106, which has been reflected as a loss in the reconciliation of net income to U.S. GAAP.

•	The fair value of the forward contracts negotiated with the intention of hedging exchange risk in the Company’s indebtedness as of December 31, 2002 was an asset of P. 53,805.

SAB-101 Revenue Recognition:

Under U.S. GAAP, revenues from internet service plans and from installation charges for data transmission equipment are deferred and recognized over the estimated duration of the customer relationship. Under Mexican GAAP, these revenues are recognized when they are billed. The amount of the resulting difference between Mexican GAAP and U.S. GAAP is not material.

Under U.S. GAAP, revenues from installation charges for local service and related costs not exceeding such revenues are deferred and recognized over the estimated duration of the customer relationship. Under Mexican GAAP, these revenues and costs are recognized when the installation is performed. The difference between Mexican GAAP and U.S. GAAP has no effect on operating income, net income or stockholders’ equity, and the effect on revenues is not material.

U.S. GAAP Adjustments on Discontinued Operations:

U.S. GAAP adjustments on discontinued operations shown in the net income and stockholders’ equity reconciliations presented below, are mainly comprised of deferred taxes, accrued vacation costs, minority interest, and the difference between the indexed cost and specific indexation factor valuation of fixed assets and inventories.

Asset Retirement Obligations:

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations, which is effective for fiscal years beginning after June 15, 2002. The Statement requires legal obligations associated with the retirement of long-lived assets to be recognized at their fair value at the time that the obligations are incurred. Upon initial recognition of a liability, that cost should be capitalized as part of the related long-lived asset and allocated to expense over the useful life of the asset. The Company adopted Statement 143 on January 1, 2003, and the adoption of this Statement on the Company’s financial position or result of operations, is not expected to have a significant impact.

Impairment or Disposal of Long-Lived Assets:

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations for a disposal of a segment of a business. SFAS 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. The Company adopted Statement 144 as of January 1, 2002 and the adoption of this Statement did not have an impact on the Company’s financial position and results of operations.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant pesos as of December 31, 2002)

Summary

Income from continuing operations, net income, operating income and total stockholders’ equity, adjusted to take into account the material differences between Mexican GAAP and U.S. GAAP, are as follows:

	Year ended December 31,
	2002		2001		2000
Income from continuing operations as reported under Mexican GAAP	P.	19,567,915	P.	24,833,282	P.	27,585,052

U.S. GAAP adjustments:
Capitalized interest or net financing cost		372,546		636,136		560,698
Depreciation of capitalized interest		(478,764)		(510,279)		(508,825)
Accrued vacation pay		(88,402)		(133,648)		(134,748)
Deferred income tax under U.S. GAAP included in this reconciliation		(281,955)		(56,278)		(103,369)
Deferred income tax						(648,985)
Deferred employee profit sharing under U.S. GAAP included in this reconciliation		(108,266)		(26,057)		(69,924)
Deferred employee profit sharing		(22,212)		(422,712)		297,299
Pension and seniority premium plan cost		657,238		610,560		634,651
Difference between the restatement of depreciation expense based on specific indexation factors and on the basis of the NCPI		(2,293,616)		(4,140,009)		(3,113,175)
Effect of derivative instruments		(255,106)
Other		(73,156)		(58,465)
Effects of inflation accounting on U.S. GAAP adjustments		763,955		645,817		1,031,951

Total U.S. GAAP adjustments in income from continuing operations		(1,807,738)		(3,454,935)		(2,054,427)

Income from continuing operations under U.S. GAAP		17,760,177		21,378,347		25,530,625
Income from discontinued operations under U.S. GAAP						1,376,749

Net income under U.S. GAAP	P.	17,760,177	P.	21,378,347	P.	26,907,374

Weighted average common shares outstanding (in millions):
Basic		12,986		13,541		14,669

Diluted		13,662		14,217		15,345

Income per share under U.S. GAAP (in pesos) from continuing Operations
Basic	P.	1.368	P.	1.579	P.	1.740

Diluted	P.	1.349	P.	1.478	P.	1.645

Net income per share under U.S. GAAP (in pesos)
Basic	P.	1.368	P.	1.579	P.	1.834

Diluted	P.	1.349	P.	1.478	P.	1.735

After giving effect to the foregoing adjustments for pension plan costs, accrued vacation pay, depreciation of capitalized interest, the difference between the restatement of depreciation expense based on specific indexation factors and on the basis of the NCPI and other; as well as to the reclassification of the employee profit sharing expense and the deferred employee profit sharing expense, operating income under U.S. GAAP totaled P.34,207,673; P. 37,183,440 and P.37,270,161, in 2002, 2001 and 2000, respectively.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant pesos as of December 31, 2002)

	December 31
	2002		2001
Total stockholders’ equity under Mexican GAAP	P.	61,163,877	P.	53,655,556

U.S. GAAP adjustments, net of effects of inflation on monetary items:
Capitalized interest or net financing cost		10,364,688		9,992,142
Accumulated depreciation of capitalized interest or net financing cost		(7,141,579)		(6,662,815)
Accrued vacation pay		(1,035,512)		(1,003,525)
Deferred income tax on U.S. GAAP adjustments included in this reconciliation		507,162		744,947
Deferred employee profit sharing on USGAAP adjustments included in this reconciliation		158,485		184,579
Deferred employee profit sharing		(6,889,343)		(7,164,767)
Deferred taxes on the difference between the indexed cost and specific indexation factor valuation of fixed assets and inventories, and on minimum pension and seniority premium liability adjustment		(1,311,277)		(6,435,651)
Pension and seniority premium plan cost		(5,056,344)		(6,021,604)
Minimum pension and seniority premium liability adjustment		(171,774)		(102,772)
Difference between the restatement of fixed assets and inventories based on specific indexation factors and on the basis of the NCPI		7,589,015		18,788,529
Effect of derivative instruments		(255,106)
Other		(122,040)		(58,076)

Total U.S. GAAP adjustments from continuing operations, net		(3,363,625)		2,260,987

Total stockholders’ equity	P.	57,800,252	P.	55,916,543

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant pesos as of December 31, 2002)

Consolidated statements of changes in stockholders’ equity under U.S. GAAP at December 31, 2000, 2001 and 2002, are as follow:

					Retained earnings
	Capital stock		Premium on sale of shares		Legal reserve		Reserve for purchase of Company’s own shares		Unappropriated		Total		Accumulated other comprehensive income		Comprehensive income		Total
Balances at January 1, 2000	P.	62,264,380	P.	12,747,339	P.	15,096,823	P.	38,539,088	P.	53,156,562	P.	106,792,473	P.	(45,772,794)			P.	136,031,398
Appropriation of earnings approved at stockholders’ meetings held in April, 2000:
Cash dividends paid at P.0.506 per share (P. 0.445 historical)										(7,409,624)		(7,409,624)						(7,409,624)
Increase in legal reserve						88,892				(88,892)
Cash purchase of Company’s own shares		(2,216,526)						(24,040,301)		178,325		(23,861,976)						(26,078,502)
Comprehensive income:
Net income for the year										26,907,374		26,907,374			P.	26,907,374		26,907,374
Other comprehensive income items:
Deferred taxes allocated to equity, net of effect of inflation														46,606		46,606		46,606
Minimum pension and seniority premium liability adjustment														(2,966,862)		(2,966,862)		(2,966,862)
Deficit from holding non monetary assets														1,190,479		1,190,479		1,190,479

Comprehensive income															P.	25,177,597

Spun-off stockholder’s equity		(30,409,943)				(46,749)		(9,114,378)		(32,892,808)		(42,053,935)		(1,805,531)				(74,269,409)

Balances at December 31, 2000		29,637,911		12,747,339		15,138,966		5,384,409		39,850,937		60,374,312		(49,308,102)				53,451,460
Appropriation of earnings approved at stockholders’ meeting held in Frebruary and April, 2001:
Cash dividends paid at P. 0.526 per share (P. 0.490 historical)										(7,082,927)		(7,082,927)						(7,082,927)
Increase of reserve for purchase of company’s own shares								5,555,776		(5,555,776)
Increase in legal reserve						54,301				(54,301)
Cash purchase of Company’s own shares		(1,342,334)						(10,940,185)		(2,214,640)		(13,154,825)						(14,497,159)
Comprehensive income:
Net income for the year										21,378,347		21,378,347			P.	21,378,347		21,378,347
Other comprehensive income items:
Deferred taxes allocated to equity, net of effect of inflation														1,454,495		1,454,495		1,454,495
Minimum pension and seniority premium liability adjustment														1,212,327		1,212,327		1,212,327

Comprehensive income															P.	24,045,169

Balances at December 31, 2001		28,295,577		12,747,339		15,193,267				46,321,640		61,514,907		(46,641,280)				55,916,543
Appropriation of earnings approved at stockholders’ meetings held in April, 2002:
Cash dividends paid at P.0.557 per share.(P.0.545 historical)										(7,210,901)		(7,210,901)						(7,210,901)
Increase in legal reserve						102,751				(102,751)
Cash purchase of Company’s own shares		(605,930)								(5,598,691)		(5,598,691)						(6,204,621)
Comprehensive income:
Net income for the year:										17,760,177		17,760,177			P.	17,760,177		17,760,177
Other comprehensive income items:
Deferred taxes allocated to equity, net of effect of inflation														3,005,448		3,005,448		3,005,448
Minimum pension and seniority premium liability adjustment														(5,466,394)		(5,466,394)		(5,466,394)

Comprehensive Income															P.	15,299,231

Balances at December 31, 2002	P.	27,689,647	P.	12,747,339	P.	15,296,018	P.		P.	51,169,474	P.	66,465,492	P.	(49,102,226)			P.	57,800,252

See accompanying notes.

Exhibit Index

Exhibit Number	Description of Exhibit	Page Number
1.1	Amended and restated bylaws (estatutos sociales) of Teléfonos de México, S.A. de C.V., dated as of April 30, 2003, together with an English Translation.

2.1	L Share Deposit Agreement (incorporated by reference to our registration statement on Form F-6 (File No. 333-11362) filed on January 14, 2000).

2.2	A Share Deposit Agreement (incorporated by reference to our registration statement on Form F-6 (File No. 333-12936) filed on November 28, 2000).

2.3	Indenture dated June 11, 1999 between Teléfonos de México, S.A. de C.V. and Citibank, N.A., as Trustee, and Officers’ Certificate dated June 11, 1999, pursuant to Section 301 of the Indenture, with respect to the terms of the 4.25% Convertible Senior Debentures due 2004 (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 1999 (File No. 1-10749) filed on May 19, 2000).

2.4	First Supplemental Indenture dated January 26, 2001 between Teléfonos de México, S.A. de C.V. and Citibank, N.A., as Trustee, with respect to the terms of the 8.25% Senior Notes due 2006 (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2000 (File No. 1-10749) filed on May 4, 2001).

2.5	Certificate, dated March 7, 2001, pursuant to Indenture, dated June 11, 1999, between Teléfonos de México, S.A. de C.V. and Citibank, N.A., as Trustee, with respect to the adjustment of the conversion rate of the 4.25% Convertible Senior Debentures due 2004 (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2001 (File No. 1-10749) filed on June 27, 2002).

The amount of long-term debt securities of Teléfonos de México, S.A. de C.V. authorized under any given instrument does not exceed 10% of its total assets on a consolidated basis. Teléfonos de México, S.A. de C.V. hereby agrees to furnish to the SEC, upon its request, a copy of any instrument defining the rights of holders of its long-term debt or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

3.1	Agreement dated December 20, 2000 between Carso Global Telecom, S.A. de C.V. and SBC International, Inc. (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2000 (File No. 1-10749) filed on May 4, 2001).

4.1	Concession dated March 10, 1976 between Teléfonos de México, S.A. de C.V. and the Mexican Ministry of Communications and Transportation, together with an English translation (incorporated by reference to our registration statement on Form F-1 (File No. 033-39893) filed on April 9, 1991).

4.2	Concession Amendment dated August 10, 1990 between Teléfonos de México, S.A. de C.V. and the Mexican Ministry of Communications and Transportation, together with an English translation (incorporated by reference to our registration statement on Form F-1 (File No. 033-39893) filed on April 9, 1991).

8.1	List of subsidiaries of Teléfonos de México, S.A. de C.V. (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2001 (File No. 1-10749) filed on June 27, 2002).

12.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.