Form 20-F
period 2003-12-31
TELEFONOS DE MEXICO S A DE C V
filed 2004-06-28
CIK 866213

As filed with the Securities and Exchange Commission on June 28, 2004.

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

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

Series A Shares, without par value (“A Shares”)

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d) OF THE ACT: None

The number of outstanding shares of each class of capital or common stock as of December 31, 2003 was:

4,136 million	AA Shares
265 million	A Shares
7,708 million	L Shares

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

Item 17  ☐    Item 18  ☒

i

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

SELECTED FINANCIAL DATA

The selected consolidated financial data set forth below have been derived from our audited consolidated financial statements for each of the five years in the period ended December 31, 2003, which have been reported on by Mancera, S.C., a member of Ernst & Young Global, independent public accountants. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and notes thereto included elsewhere in this Annual Report.

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

Pursuant to Mexican GAAP, in the consolidated financial statements and the selected consolidated financial data set forth below:

•	nonmonetary assets (excluding plant, property and equipment of non-Mexican origin) and stockholders’ equity are restated for inflation based on the Mexican National Consumer Price Index;

•	plant, property and equipment of non-Mexican origin are restated based on the rate of inflation in the country of origin and converted into Mexican pesos using the prevailing exchange rate at the balance sheet date;

•	gains and losses in purchasing power from holding monetary assets and liabilities are recognized in income; and

•	all financial statements are restated in constant pesos as of December 31, 2003.

We have not reversed the effect of inflation accounting under Mexican GAAP in the reconciliation to U.S. GAAP of our net income and stockholders’ equity, except with respect to the methodology for restatement of plant, property and equipment of non-Mexican origin. See Note 18 to the consolidated financial statements.

	Year ended December 31,
	2003	2002	2001	2000	1999
	(in millions of constant pesos as of December 31, 2003, except per share data)
Income Statement Data:
Mexican GAAP:
Operating revenues	P. 116,848	P. 117,241	P. 121,864	P. 117,113	P. 106,478
Operating costs and expenses	77,309	76,079	75,053	71,556	63,909
Operating income	39,539	41,162	46,811	45,557	42,569
Income from continuing operations	22,450	20,347	25,822	28,683	26,063
Income from discontinued operations(1)	—	—	—	1,691	5,351
Net income	22,450	20,347	25,822	30,374	31,414
Income per share from continuing operations—Basic(2)	1.803	1.567	1.907	1.955	1.727
Income per share from continuing operations—Diluted(2)	1.754	1.539	1.789	1.850	1.686
Net income per share—Basic(2)	1.803	1.567	1.907	2.070	2.082
Net income per share—Diluted(2)	1.754	1.539	1.789	1.960	2.035
Dividends paid per share(2)(3)	0.605	0.545	0.490	0.445	0.388
Weighted average number of shares outstanding (millions)(5)
Basic	12,454	12,986	13,541	14,669	15,092
Diluted	13,101	13,677	14,221	15,345	15,326
U.S. GAAP:
Operating revenues	P. 116,848	P. 117,241	P. 121,864	P. 117,113	P. 106,478
Operating costs and expenses	81,611	81,704	83,201	78,360	71,093
Operating income	35,237	35,537	38,663	38,753	35,385
Income from continuing operations	21,707	18,467	22,229	26,547	24,830
Income from discontinued operations(1)	—	—	—	1,431	4,476
Net income	21,707	18,467	22,229	27,978	29,306
Income per share from continuing operations—Basic(2)	1.743	1.422	1.642	1.809	1.645
Income per share from continuing operations—Diluted(2)	1.697	1.401	1.537	1.710	1.605
Net income per share—Basic(2)	1.743	1.422	1.642	1.907	1.942
Net income per share—Diluted(2)	1.697	1.401	1.537	1.804	1.898
Dividends paid per share(2)(3)	0.605	0.545	0.490	0.445	0.388

(see footnotes on following page)

	December 31,
	2003	2002	2001	2000	1999
	(in millions of constant pesos as of December 31, 2003)
Balance Sheet Data
Mexican GAAP:
Plant, property and equipment, net	P. 121,062	P. 127,406	P. 125,616	P. 122,016	P. 122,446
Total assets of continuing operations	185,762	175,510	172,456	180,015	170,778
Total assets of discontinued operations(1)	—	—	—	—	76,559
Total assets	185,762	175,510	172,456	180,015	247,337
Short-term debt and current portion of long-term debt	20,262	11,500	19,220	50,621	30,479
Long-term debt	48,416	57,266	57,431	34,763	30,631
Total stockholders’ equity(4)	79,649	63,598	55,791	56,741	152,901
Capital stock(4)	27,691	28,792	29,422	30,818	64,743
Number of outstanding shares (millions)(5)
Series AA	4,136	4,136	4,307	3,266	4,326
Series A	265	289	313	339	369
Series L	7,708	8,352	8,545	10,405	10,254
U.S. GAAP:
Plant, property and equipment, net	P. 126,753	P. 138,652	P. 148,614	P. 141,321	P. 143,733
Total assets of continuing operations	193,351	188,162	196,892	201,531	194,637
Total assets of discontinued operations(1)	—	—	—	—	77,337
Total assets	193,351	188,162	196,892	201,531	271,974
Short-term debt and current portion of long-term debt	20,262	11,500	19,220	50,621	30,479
Long-term debt	48,416	57,266	57,431	34,763	30,631
Total stockholders’ equity(4)	73,384	60,101	58,142	55,579	141,445
Capital stock(4)	27,691	28,792	29,422	30,818	64,743

(1)	In 1999 and 2000, the businesses we spun off to América Móvil, S.A. de C.V., or América Móvil, in September 2000 are presented as discontinued operations. See Item 4. Information on the Company—Telmex—History.
(2)	We have not presented net income or dividends on a per ADS basis. Each L Share ADS represents twenty L Shares, and each A Share ADS represents twenty A Shares.
(3)	Nominal amounts. For information on dividends paid per share translated into U.S. dollars, see Item 8. Financial—Dividends.
(4)	The decrease in 2000 was due to the spin-off of América Móvil.
(5)	All amounts have been adjusted to reflect a two-for-one stock split approved in February 2000.

EXCHANGE RATES

Mexico has a free market for foreign exchange, and the Mexican government allows the peso to float freely against the U.S. dollar. After a volatile 1997 and 1998, the Mexican peso remained relatively stable through 1999, 2000 and most of 2001. In 2002, the peso declined significantly and continued to decline through 2003. The peso depreciated slightly in 2004 to date. There can be no assurance that the Mexican government will maintain its current policies with regard to the peso or that the peso will not further depreciate or appreciate significantly in the future.

The following table sets forth, for the periods indicated, the high, low, average and period-end noon buying rate in New York City for cable transfers in pesos published by the Federal Reserve Bank of New York, expressed in pesos per U.S. dollar. The rates have not been restated in constant currency units.

Period	High	Low	Average(1)	Period End
1999	P. 9.24	P. 10.60	P. 9.56	P. 9.48
2000	9.18	10.09	9.47	9.62
2001	8.95	9.97	9.33	9.16
2002	9.00	10.43	9.66	10.43
2003	10.11	11.41	10.79	11.24

2003:
December	11.17	11.41	11.25	11.24

2004:
January	10.81	11.10	10.92	11.01
February	10.91	11.25	11.03	11.06
March	10.92	11.23	11.02	11.18
April	11.16	11.43	11.27	11.40
May	11.38	11.64	11.52	11.41

(1)	In the case of annual periods, average of month-end rates.

On June 23, 2004, the noon buying rate was P.11.35 to U.S.$1.00.

We will pay any cash dividends in pesos, and exchange rate fluctuations will affect the U.S. dollar amounts received by holders of ADSs on conversion by the depositary of cash dividends on the shares represented by such ADSs. Fluctuations in the exchange rate between the peso and the U.S. dollar have affected the U.S. dollar equivalent of the peso price of our shares on the Mexican Stock Exchange (Bolsa Mexicana de Valores S.A. de C.V.) and, as a result, have also affected the market price of the ADSs.

RISK FACTORS

Risks Relating to Our Business Generally

Increasing Competition Could Adversely Affect Our Revenues and Profitability

Our results of operations have been affected by the opening of the Mexican market for long distance services to competition beginning in August 1996 and the availability of interconnection to our network beginning January 1, 1997. Competing carriers have won a share of the long distance market, and prices have fallen steadily as real rates have fallen and customer discounts have increased. The effects of increased competition have been particularly severe in international long distance service, where our revenues declined from 1996 through 1998, and again in 2000 through 2003. We believe that a factor in the decline in our international traffic volume has been an unauthorized practice referred to as “illegal bypass,” which occurs when an incoming international call is routed into Mexico through private circuits or other channels and then handled as a local or domestic long distance call. We estimate that illegal bypass represented a loss of revenues of approximately P.2,530 million in 2003. The practice is difficult to prevent and is likely to arise whenever there is a price advantage to be gained by competing carriers.

Competition in local service, principally from wireless service providers, has been developing since 1999. In December 2003, there were approximately 30.0 million cellular lines in service, compared with approximately 16.3 million fixed lines in service (15.7 million of which are part of our network). At present, 18 fixed-line local operators have been granted licenses, primarily in Mexico City, Guadalajara, Monterrey, Puebla and other large cities.

The effects of increased competition on our business are highly uncertain and will depend on a variety of factors, including Mexican economic conditions; regulatory developments, such as the lowering of interconnection fees; the behavior of our customers and competitors; and the effectiveness of measures we take.

Dominant Carrier Regulations and Other Regulatory Developments Could Hurt Our Business by Limiting Our Ability to Pursue Competitive and Profitable Strategies

Our business is subject to extensive regulation, and it can be adversely affected by changes in law, regulation or regulatory policy. The Mexican Competition Commission has determined that we are a dominant provider of certain telecommunications services, and Mexican law provides for the regulatory authorities to impose additional regulations on a dominant provider. In September 2000, the Mexican Federal Telecommunications Commission (Comisión Federal de Telecomunicaciones, or Cofetel) adopted regulations that apply specifically to us as a dominant carrier. In 2001, a Mexican federal court held that the determination that we are a dominant carrier was procedurally defective, but the Mexican Competition Commission promptly addressed the defect and issued a second resolution with the same findings. We, in turn, challenged the constitutional validity of the Mexican Competition Commission’s second resolution. In May 2002, a Mexican federal court nullified several resolutions issued by the Mexican Competition Commission and Cofetel, including the September 2000 Cofetel resolution adopting the dominant carrier regulations. In April 2004, a Mexican federal court upheld our constitutional challenge of the Mexican Competition Commission’s second dominant carrier resolution and declared the resolution invalid. We cannot predict whether the Mexican Competition Commission or Cofetel will issue new resolutions or regulations that are substantially similar to the prior dominant carrier provisions. We believe that if dominant carrier regulations are eventually implemented, the new rules and the related regulatory procedures will reduce our flexibility to adopt competitive tariff policies.

In October 2001, the Mexican Congress announced the beginning of a process to reform the Federal Telecommunications Law (Ley Federal de Telecomunicaciones). We cannot predict whether or when such reform may be implemented and, if implemented, its effect on our business.

World Trade Organization Dispute Settlement Between the United States and Mexico Will Result in Changes in Regulation That May Affect Our Business

In August 2000, the United States initiated a World Trade Organization (WTO) dispute settlement against Mexico regarding alleged illegal barriers to competition in the Mexican telecommunications market. The United States claimed that Mexico had not complied with its WTO commitments, alleging in particular that (i) Mexico had not ensured that we provide international termination to U.S. telecommunications carriers at “cost-based” and “reasonable” rates, (ii) Mexico had failed to ensure that U.S. companies could route their calls into and out of Mexico over leased lines and (iii) Mexico’s rules authorizing the Mexican carrier with the largest market share to negotiate rates on behalf of all Mexican carriers are anticompetitive. In April 2004, the WTO panel announced its decision, which was in substantial part adverse to Mexico. In June 2004, the United States and Mexico announced that they had mutually agreed to resolve the dispute. Under their agreement, Mexico will eliminate its uniform settlement rate system, its proportional return system and its requirement that the Mexican carrier with the greatest share of outgoing traffic to a particular country negotiate the settlement rate on behalf of all Mexican carriers for that country. Mexico also agreed to introduce new regulations authorizing the resale of international long-distance, public, switched telecommunications services. In addition, the United States recognized that Mexico will continue to restrict international simple resale, or the use of leased lines to carry cross-border calls. We expect that the required changes in regulation will likely affect our business and competition in the future, although we cannot predict yet the impact on the results of our operations and revenues.

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

We have invested in countries in which we have limited experience, and we may be unsuccessful in addressing the new challenges and risks they present

We have invested in a growing number of telecommunications businesses outside our historical core activity of providing fixed-line telecommunications services in Mexico, and we plan to continue to do so in the rest of Latin America. These investments have been made in some countries in which we have little experience and may involve risks to which we have not previously been exposed. Some of the investments are in countries that may present different or greater risks than Mexico, such as Argentina, Brazil, Chile, Colombia and Peru. We cannot assure you that these investments will be successful.

We Have Agreed to Buy MCI’s Interest in Embratel, But There Are Conditions to Be Met Before We Can Complete the Purchase

In March 2004, we entered into an agreement with MCI, Inc., or MCI (successor by merger to WorldCom, Inc.), and certain of its subsidiaries to purchase their entire indirect interest in Embratel Participações S.A., or Embratel, a leading Brazilian telecommunications provider of long distance and data services. This agreement is subject to conditions precedent, including the receipt of required regulatory approvals in Brazil and other customary conditions precedent. Under certain circumstances, if the agreement is terminated without our having received required regulatory approvals, MCI would be entitled to retain up to U.S.$50 million in deposits made by us. We cannot assure you that these approvals will be obtained or that the transaction will close as contemplated.

Risks Relating to Our Controlling Shareholder and Capital Structure

We Are Controlled by One Shareholder

A majority of the voting shares of our company (70.5% as of June 16, 2004) is owned by Carso Global Telecom, S.A. de C.V., or Carso Global Telecom, which is controlled by Carlos Slim Helú and members of his immediate family. Carso Global Telecom has the effective power to designate a majority of the members of our Board of Directors and to determine the outcome of other actions requiring a vote of the shareholders, except in very limited cases that require a vote of the holders of L Shares.

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

We Engage in Transactions with Affiliates That May Create the Potential for Conflicts of Interest

We engage in transactions with certain subsidiaries of Grupo Carso, S.A. de C.V., or Grupo Carso, and Grupo Financiero Inbursa, S.A. de C.V., or Grupo Financiero Inbursa, both of which are under common control with Carso Global Telecom. Transactions with subsidiaries of Grupo Carso include the purchase of network construction services and materials, and transactions with Grupo Financiero Inbursa include banking services and insurance. We also have ongoing operational relationships with América Móvil, which is controlled by América Telecom, S.A. de C.V., or América Telecom. América Telecom, like Carso Global Telecom, Grupo Carso and Grupo Financiero Inbursa, is controlled by Carlos Slim Helú and members of his immediate family.

We also make investments jointly with our affiliates, sell our investments to our affiliates and buy investments from affiliates. Recent investment transactions with our affiliates include our investment in the equity securities of MCI (of which we hold approximately 8.1% of the outstanding shares of common stock and others who may be deemed to be under common control with us hold approximately 5.7% of the outstanding shares of common stock), our acquisition of América Móvil’s stake in Techtel-LMDS Comunicaciones Interactivas, S.A. and an investment in Telvista, Inc.

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

Our Bylaws Restrict Transfers of Shares in Some Circumstances

Our bylaws provide that any acquisition or transfer of more than 10% of our capital stock by any person or group of persons acting together requires the approval of our Board of Directors. If you wish to acquire or transfer more than 10% of our capital stock, you will not be able to do so without the approval of our Board of Directors.

Our Bylaws Restrict the Ability of Non-Mexican Shareholders to Invoke the Protection of Their Governments with Respect to Their Rights as Shareholders

As required by Mexican law, our bylaws provide that non-Mexican shareholders shall be considered as Mexicans in respect of their ownership interests in Telmex and shall be deemed to have agreed not to invoke the protection of their governments in certain circumstances. Under this provision, a non-Mexican shareholder is deemed to have agreed not to invoke the protection of his own government by asking such government to interpose a diplomatic claim against the Mexican government with respect to the shareholder’s rights as a shareholder, but is not deemed to have waived any other rights he may have, including any rights under the U.S. securities laws, with respect to its investment in Telmex. If you invoke such governmental protection in violation of this agreement, your shares could be forfeited to the Mexican government.

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

It May Be Difficult to Enforce Civil Liabilities Against Us or Our Directors, Officers and Controlling Persons

Telmex is organized under the laws of Mexico, and most of our directors, officers and controlling persons reside outside the United States. In addition, a substantial portion of our assets and their assets are located in Mexico. As a result, it may be difficult for investors to effect service of process within the United States on such persons or to enforce judgments against them, including in any action based on civil liabilities under the U.S. federal securities laws. There is doubt as to the enforceability against such persons in Mexico, whether in original actions or in actions to enforce judgments of U.S. courts, of liabilities based solely on the U.S. federal securities laws.

Risks Relating to Developments in Mexico and Other Emerging Market Countries

Economic and Political Developments May Adversely Affect Our Business

Our business operations and assets are principally located in Mexico. As a result, our business may be significantly affected by the general condition of the Mexican economy, by devaluation of the peso, by inflation and high interest rates in Mexico and by political developments in Mexico.

Mexico Has Experienced Adverse Economic Conditions

Mexico has experienced a prolonged period of slow growth since 2001, primarily as a result of the downturn in the U.S. economy. In 2002, Mexico’s gross domestic product, or GDP, increased by 0.9% and inflation increased to 5.7%. In 2003, GDP increased by 1.3% and inflation increased to 4.0%. For 2004, the Mexican government has estimated that GDP growth will be 3.0% and inflation will be between 3.0% and 4.0%, though these estimates may not prove to be accurate.

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

Depreciation or Fluctuation of the Peso Relative to the U.S. Dollar Could Adversely Affect Our Financial Condition and Results of Operations

Primarily because of our U.S. dollar-denominated indebtedness, we are affected by fluctuations in the value of the peso against the U.S. dollar. At December 31, 2003, our U.S. dollar-denominated indebtedness amounted to P.59,604 million. In 2003, the peso depreciated against the U.S. dollar at year-

end by approximately 9.0%, and the average value of the peso against the U.S. dollar during 2003 was 11.7% lower than in 2002, contributing to our net foreign exchange loss of P.3,133 million at year-end 2003. In 2002, the peso depreciated against the U.S. dollar by approximately 12.8% at year-end, and the average value of the peso against the U.S. dollar during 2002 was 4.2% lower than in 2001. In 2001, the peso appreciated against the U.S. dollar by 4.8% at year-end, and the average value of the peso against the U.S. dollar during 2001 was 1.7% higher than in 2000. Future depreciation or devaluation of the peso may result in further net foreign exchange losses.

Severe devaluation or depreciation of the peso may also result in disruption of the international foreign exchange markets and may limit our ability to transfer or to convert pesos into U.S. dollars and other currencies for the purpose of making timely payments of interest and principal on our indebtedness. While the Mexican government does not currently restrict, and for many years has not restricted, the right or ability of Mexican or foreign persons or entities to convert pesos into U.S. dollars or to transfer other currencies out of Mexico, the Mexican government could institute restrictive exchange rate policies in the future. Currency fluctuations will probably continue to affect our financial income and expense and our revenues from international settlements.

High Levels of Inflation and High Interest Rates in Mexico Could Adversely Affect Our Financial Condition and Results of Operations

Mexico has experienced high levels of inflation and high domestic interest rates. The annual rate of inflation, as measured by changes in the National Consumer Price Index, was 4.0% for 2003. Inflation for the first quarter of 2004 was 1.6%. If inflation in Mexico does not remain within the Mexican government’s projections, we might not be able to raise our rates to keep pace with inflation, and more generally, the adverse effects of high inflation on the Mexican economy might result in lower demand or lower growth in demand for telecommunications services.

Interest rates on 28-day Mexican treasury bills, or Cetes, averaged 6.2% during 2003. On May 31, 2004, the 28-day Cetes rate was 6.4%. Increases in interest rates in Mexico could adversely affect our financing costs.

Developments in the U.S. Economy May Adversely Affect Our Business

Economic conditions in Mexico are heavily influenced by the condition of the U.S. economy due to various factors, including commercial trade pursuant to the North American Free Trade Agreement (NAFTA), U.S. investment in Mexico and emigration from Mexico to the United States. Events and conditions affecting the U.S. economy may adversely affect our business, results of operations, prospects and financial condition.

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

Political Events in Mexico Could Affect Mexican Economic Policy and Our Operations

The national elections held in July 2000 ended 71 years of rule by the Institutional Revolutionary Party (PRI) with the election of President Vicente Fox, a member of the National Action Party (PAN), and resulted in the increased representation of opposition parties in the Mexican Congress and in mayoral and gubernatorial positions. There has been a lack of alignment between the legislature and the President that has resulted in deadlock and has prevented the timely implementation of legislative and economic reforms, which we believe has had an adverse impact on the Mexican economy. Further delays may continue to materially adversely affect the Mexican economy and our business.

Developments in Other Latin American Countries in Which We Operate May Affect Our Business

We have begun to expand our operations through our investment in telecommunications companies and our acquisition of telecommunications assets in Argentina, Brazil, Chile, Colombia and Peru. These countries expose us to different or greater country risk than Mexico. Our future results may be affected by the economic and financial condition of the countries in which we operate, the devaluation of the local currency, inflation and high interest rates, or political developments, changes in law or labor conditions. Devaluation of the local currency against the U.S. dollar may increase the operating costs in that country, and a depreciation against the Mexican peso may negatively affect the results of our operations in that country.

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports to the SEC on Form 6-K, in our annual report to shareholders, in offering circulars and prospectuses, in press releases and other written materials, and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of such forward-looking statements include:

•	projections of operating revenues, net income (loss), net income (loss) per share, capital expenditures, dividends, capital structure or other financial items or ratios;

•	statements of our plans, objectives or goals, including those relating to competition, regulation and rates;

•	statements about our future economic performance or that of Mexico or other countries; and

•	statements of assumptions underlying such statements.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying them.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under Item 3. Key Information—Risk Factors beginning on page 4, include economic and political conditions and government policies in Mexico or elsewhere, inflation rates, exchange rates, regulatory developments, technological improvements, customer demand and competition. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements.

Forward-looking statements speak only as of the date they are made. We do not undertake to update such statements in light of new information or new developments.

Item 4. Information on the Company

TELMEX

We own and operate the largest telecommunications system in Mexico. We are the only nationwide provider of fixed-line telephony services and the leading provider of fixed local and long distance telephone services as well as Internet access in Mexico. We also provide other telecommunications and telecommunications-related services such as connectivity, Internet services, directory, interconnection services to other carriers and paging service.

At March 31, 2004, we had 16.1 million local fixed lines in service, up 9.1% over March 31, 2003. In long distance services, we estimate that during December 2003, our share of traffic in cities open to competition was 75.6% for domestic long distance and 74.6% for international long distance calls originating in Mexico.

Of our consolidated revenues in 2003, 46.1% was attributable to local service, 33.9% was attributable to long distance service, and 15.0% was attributable to interconnection. Included in long distance revenues are revenues from Internet services, accounting for 5.9% of consolidated revenues, and connectivity (which consists of data transmission services for private and shared networks), accounting for 5.2% of consolidated revenues. Other services, including yellow pages and equipment sales, accounted for 5.0% of consolidated revenues.

We are a Mexican corporation headquartered in Mexico City, D.F., Mexico. Our legal name is Teléfonos de México, S.A. de C.V., and we frequently refer to ourselves commercially as Telmex. Our principal executive offices are located at Parque Vía 190, Colonia Cuauhtémoc, 06599 México, D.F., México. Our telephone number at this location is (52) 55 5703-3990.

History

We were formed in 1947 under private foreign ownership to acquire the Mexican telephone business of a wholly-owned subsidiary of the L.M. Ericsson group of Sweden. In 1950, we acquired the Mexican telephone business of a wholly-owned subsidiary of the International Telephone and Telegraph Company, which operated the only other national telephone network in Mexico at that time. In 1972, the Mexican federal government acquired the majority of our capital stock. In December 1990, the Mexican government sold shares representing voting control of our company. The Mexican government sold the balance of its shares in a series of transactions beginning in May 1991.

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

Recently, we began expanding our operations throughout Latin America through our investment in telecommunications companies and our acquisition of telecommunications assets in Argentina, Brazil, Chile, Colombia and Peru.

We have evolved from a state-owned commodity business to a fully integrated private-sector service provider. Consumption of telephone services has grown rapidly as we have modernized our equipment, rebuilt our external infrastructure, optimized our network architecture, digitalized our local and long distance switches and built a fully redundant nationwide fiber optic network. We have expanded both the volume and scope of our services to reach communities and provide a range of services, from the most essential voice communications to products where voice, data and video converge.

Business Strategy

We operate in the Mexican markets for wireline voice telecommunications and Internet and data service and, since February 2004, we have begun to provide data, Internet and some voice telecommunications service in South America. We expect that these markets will see continuing growth in demand, increasingly intense competition and growing diversification of service offerings, particularly if the Mexican and U.S. economies recover. We expect that any decline in our Mexican market share as a result of increasing competition will be at least partly offset by the overall growth in the market. We think our strengths under these conditions include the following:

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

We intend to maintain our leadership in traditional wireline voice telecommunications and to take advantage of the potential for growth in connectivity and Internet-related businesses in Mexico. To this end, our business strategy highlights the following:

•	For our lower income customers and customers who need to control their telephone expenses, we provide extensive prepaid offerings, ranging from prepaid cards for use in public telephones to prepaid residential services, including “Multifon Home” (Multifon Hogar) and Multifon Kit. We also offer a discounted Internet access plan for use during off-peak hours.

•	We have tailored our products and services to meet customer needs. For customers of our telecommunications services, we have emphasized enhanced services such as caller ID, call waiting, three-way calling, call forwarding and voicemail. For Internet access accounts, we have expanded our Prodigy Internet Plus product line and introduced nationwide access numbers.

•	We are meeting the growing demand for online applications and services by expanding our fiber optic network’s coverage in urban areas and increasing availability through asymmetric digital subscriber line (ADSL) technology marketed under the brand name Prodigy Infinitum. We have expanded broadband availability to 970 communities in Mexico, where 58.9% of the population is located.

•	We are anticipating and fulfilling commercial customer needs in distinctive sectors, including large corporations, medium-sized businesses, entrepreneurs and home-based businesses, by focusing on designing and operating their networks.

•	By building on our core voice communications business with its strong penetration and brand recognition, we are promoting our ability to provide integrated value-added services, including connectivity, advanced data services, hosting of data processing functions, e-commerce support, customer premises equipment and tailored business solutions for particular industries.

•	We are implementing a transition in network design to integrate our different service infrastructures and management systems under a common infrastructure with high-speed multi-service nodes that have the capacity to provide voice, data, Internet and video services. This design will allow us to provide next generation services and seamless operation with current services, while providing flexibility, higher efficiency in bandwidth usage and improved service management to assure control and quality of services.

Outside Mexico, we plan to expand and develop our telecommunications business throughout Latin America. Our early efforts will be focused on optimizing the cost structure of the businesses we acquire by achieving economies of scale in investments and management. We will also seek to improve operating efficiencies by introducing best practices in the different countries and implementing a management model similar to the one we use in Mexico. In addition, one of our strategies is to establish regional products and services that we will direct initially to corporate clients.

Significant Subsidiaries and Investees

The following table sets forth our significant subsidiaries and investees accounted for using the equity method at December 31, 2003:

Name of Company	Jurisdiction of Establishment	Percentage of Ownership and Voting Interest	Description
Alquiladora de Casas, S.A. de C.V.	Mexico	100%	Real estate company owning our facilities

Anuncios en Directorios, S.A. de C.V.	Mexico	100%	Producer of yellow pages directories

Compañía de Teléfonos y Bienes Raíces, S.A. de C.V.	Mexico	100%	Real estate company owning our facilities

Consorcio Red Uno, S.A. de C.V.	Mexico	100%	Supplier of telecommunications network integration services and information systems

Controladora de Servicios de Telecomunicaciones, S.A. de C.V.	Mexico	100%	Intermediate holding company

Teléfonos del Noroeste, S.A. de C.V., or Telnor	Mexico	100%	Fixed-line network concessionaire for the state of Baja California Norte and the San Luis Rio Colorado region of the state of Sonora

Uninet, S.A. de C.V.	Mexico	100%	Provider of connectivity and Internet access to Telmex and commercial customers

Financial Ventures LLC	Delaware	100%	Company holding investments in publicly-traded equity securities and corporate bonds of technology and communications companies

Technology and Internet, L.L.C.*	Delaware	50%	Company investing in e-commerce enterprises in the United States and Latin America

Telmex USA, L.L.C.	Delaware	100%	Authorized reseller of long distance services and holder of FCC authorization to provide facility-based long distance services in the United States

Telvista, Inc. (formerly, The Telvista Company)*	Delaware	45%	Provider of telemarketing services in the United States and Mexico

TM & MS, LLC*	Delaware	50%	Joint venture with Microsoft to operate an Internet portal

*	Investments accounted for using the equity method.

Overview

The following table gives selected data on the size and usage of our network, excluding the wireless operations that were spun-off to América Móvil in September 2000:

	December 31,
	2003	2002	2001	2000	1999
Lines in service (thousands)	15,683	14,446	13,372	12,069	10,878
Internet access accounts (thousands)	1,452	1,165	913	634	403
Connectivity line equivalents (thousands)	2,291	2,021	1,574	997	507
Lines in service per employee	331.4	301.2	272.8	247.4	222.7
Domestic long distance call minutes for the year (millions)	15,376	14,347	14,251	12,309	10,419
International long distance call minutes for the year (millions)(1)	4,513	4,922	4,404	5,521	4,192
Total local calls (millions)	26,494	25,679	25,567	24,738	23,426
Prepaid telephone service cards sold (millions)	279	274	268	257	209

(1)	Includes incoming and outgoing traffic.

For the third consecutive year, Global Finance Magazine designated us as the best telecommunications company in Latin America. Among the most important criteria reviewed in selection were technology, strong management, market development, revenues, profitability, market capitalization growth and social responsibility. In 2002 and 2003, the Centro Mexicano de Filantropía, A.C., the Mexican Center of Philanthropy, recognized us as a socially responsible company by awarding us the ESR-2002 and ESR-2003. Also in 2002, Forbes magazine named us the best telecommunications company in the world for 2001 in its annual review of the financial and growth performance of companies with sales or market capitalization of at least U.S.$5 billion. In 2000, the Mexican government recognized our technological strength by awarding us the National Technology Award for outstanding use and management of technological resources, as well as for improvement in products, services and processes to benefit customers.

Local Service

Our network included 15.7 million local fixed lines in service at December 31, 2003, an increase of 8.6% compared to December 31, 2002, reflecting 1,799 thousand new lines and 562 thousand disconnections in 2003. Local traffic in 2003 increased by 3.2% compared to 2002, for a total of 26,494 million calls. The increase in billed traffic in 2003 was attributable primarily to the increase in lines in service, the introduction of “Telmex Voice Mailbox” (Buzón Telmex) and the growth of digital services.

Our network is 100% digital, with all of our lines connected to digital exchanges. During 2003, customers made increasing use of digital services, such as caller ID, call waiting, three-way calling, call forwarding and voicemail. The number of lines with digital services in use at year-end 2003 was 5.5 million (35.0% of the total number of lines in service), representing an increase of 25.7% from 2002. This increase was due largely to the success of a promotional campaign we began in 2001 to promote the use of digital services and maximize the value of fixed lines. We have also added features based on these services to the telephones and handsets we sell.

We provide local telephone service to 21,358 communities throughout Mexico. Lines in service are concentrated in large urban areas. Of all lines in service, 41.5% are in the Mexico City, Monterrey and Guadalajara areas, and 30.3% are in the Mexico City area alone. We provide service to 13,399 rural communities, exceeding our obligations to extend services to rural areas.

Our charges for fixed-line local telephone service are comprised of (a) installation charges, (b) monthly line rental charges, (c) monthly measured service charges, (d) digital services, and (e) charges for other services, such as the transfer of a line to another address and reconnection. Residential customers pay a fixed charge per local call in excess of a monthly allowance of 100 local calls, and commercial customers pay for every local call at the same fixed rate per call. We estimate that in any given month approximately 50% of residential customers made fewer than 100 local calls per month on average. The concession we hold to operate a public network for basic telephone services (the Concession) permits but does not require us to base our charges on the duration of each call, with a monthly allowance of free calls or call minutes for residential customers. We currently do not charge by duration of invoiced calls in any region, except in the case of prepaid services.

We offer prepaid local and long distance service through our “Ladatel” and “Multifon” calling cards. Multifon cards, originally developed for use with public phones and invoiced fixed-line phones, are now available for our Multifon residential lines. Multifon Home offers prepaid local and long distance service on home telephones. For a total cost of P.1,000, Multifon Kit provides installation, a handset and an initial P.100 of airtime for calls to the United States and Canada. In the case of our Multifon products, customers do not pay monthly fees, and prepaid fixed-line service is charged on a per-minute basis like public telephony services.

In August 2003, we announced that we would not increase rates for local telephone service during 2004. No rate increases have been made since March 2001, when we increased our monthly line rental charges for residential customers by 6.5% and monthly measured service charges for all customers by 6.4%. In 2000, we increased our local service rates by 6.1%, with the exception of commercial installation fees. Rate increases are described in this paragraph in nominal terms, without taking account of inflation.

We hold frequency concessions acquired at auctions in 1997 and 1998. We use the frequencies primarily for long distance transmission and to provide fixed-wireless services where the local loop is not available.

Long Distance Service

We are the leading provider of domestic and international long distance telecommunications services in Mexico. Our domestic long distance transmission network consists of close to 75,000 kilometers of optical fiber connecting Mexico’s major cities, and includes secondary branches and an additional transmission ring around Mexico City designed to avoid network congestion. International long distance traffic with the United States, Canada, Central America and other countries is carried by a combination of the fiber optic network, microwave transmission, satellite systems and submarine cable. See —Network.

Our charges for domestic long distance service are based on call duration and the type of service, e.g., direct-dial or operator-assisted. Charges for international long distance calls are based on type of service, call duration and the region of the world called. In August 2003, we announced that we would not increase our nominal rates for domestic and international long distance service in 2004. Our nominal rates for domestic and international long distance service have remained unchanged since March 1999.

We offer a variety of long distance discount plans that reduce the effective rates paid by our customers based on volume, time of use or other factors. For domestic long distance service, beginning in

2000, high volume corporate clients pay P.1.00 per minute, which represents a discount of up to 61.2% from our nominal rate, while other customers that maintain service with us receive discounts of up to 39%, as well as a 50% discount on calls made between 8:00 p.m. and 7:59 a.m. from Monday to Saturday and all day Sunday. More recently, we have introduced “Favorite Lada Destinations” (Lada Favorito), a plan offering discounts on calls to cities in Mexico pre-selected by customers. In 2003, we introduced “Lada 100,” a service that offers a monthly package of 200 domestic long distance minutes for P.100, which represents a potential discount of up to 80.62% from our nominal rate.

For international long distance service, customers receive a 33.3% discount on calls made to the United States and Canada between 7:00 p.m. and 6:59 a.m. from Monday to Friday, all day Saturday, and between 12:00 a.m. and 4:59 p.m. on Sunday.

Revenues from international long distance service represent the net payments under bilateral agreements with foreign carriers. The agreements govern the rates of our payment to foreign carriers for completing international calls from Mexico and by foreign carriers to us for completing international calls to Mexico. The rates of payment under such agreements are negotiated with each foreign carrier. Settlements among carriers are normally made monthly on a net basis. Settlement amounts payable to us in respect of calls from the United States to Mexico generally exceed amounts payable by us in respect of calls from Mexico to the United States. As a result, we receive monthly net settlement payments from U.S. carriers. We make monthly net settlement payments to other international carriers taken as a whole.

The international settlement rates that U.S. carriers pay to foreign carriers have been subject to intense downward pressure due to competition and regulatory factors, including initiatives by the United States government. Since 1997, there has been a cumulative reduction of 75.7% in our settlement rates for U.S. carriers. In 2001, we reached agreements with most U.S. carriers to reduce settlement rates for 2001 by 18.4%, from U.S.$0.19 per minute to U.S.$0.155 per minute for 2001. The agreements established further rate reductions, to U.S.$0.135 per minute for 2002 and U.S.$0.10 per minute for 2003. The parties also agreed to request that the respective Mexican and U.S. regulatory authorities modify, by January 1, 2004, the regulatory regime governing the negotiation of settlement rates. In Mexico, this would mean eliminating requirements that (i) all carriers pay the same rates, (ii) incoming international calls be distributed among the Mexican carriers in proportion to the outgoing calls they originate and (iii) the Mexican carrier with the largest market share on a particular international route negotiate rates for all Mexican carriers on that route.

In early 2002, we agreed with the U.S. carriers to reduce settlement rates further for the period from March 1, 2002 through December 31, 2003. As a result of these agreements, rates for northbound (Mexico to the United States) and southbound (the United States to Mexico) traffic are no longer in parity. All northbound calls were settled at U.S.$0.055 per minute. Settlement rates for southbound calls are based on a rate structure that applies one of three factors, depending on the termination point of international calls. As a result, we received U.S.$0.055 per minute for calls terminating in Mexico’s three largest cities (Mexico City, Guadalajara and Monterrey), U.S.$0.085 per minute for calls terminating in the next 200 largest cities and U.S.$0.1175 per minute for calls terminating anywhere else in Mexico. The agreements also reaffirmed the parties’ commitment to request that the relevant authorities modify the regulations governing the negotiation of settlement rates.

On March 21, 2002, we submitted the proposed agreements, including the request for regulatory change described above, to the Mexican authorities for approval, and Cofetel approved the rate structure on October 31, 2002. On March 5, 2004, we resubmitted to Cofetel our request for regulatory change and this request remains pending with Cofetel.

On various dates between March and July of 2002, six U.S. carriers separately submitted the terms of their agreements with us to the U.S. Federal Communications Commission, or the FCC. On February 20, 2004, the FCC rejected the agreements’ three-factor rate structure. On March 30, 2004, however, the FCC issued an order eliminating its policy on international settlements, including the proportionate return requirement, for all routes between the United States and foreign countries in which carriers are in compliance with the FCC’s “benchmark” settlement rates, as is the case with Mexico. The FCC is in the process of implementing the March 2004 order. The effect on us of the FCC’s policy change is unclear, in part because Cofetel has not acted on our request for a change in Mexican regulation. We cannot yet predict the effects of any modification of the current proportionate return system on our financial performance or on our competitive situation.

We have negotiated with most of the U.S. carriers to further reduce settlement rates for the period beginning January 1, 2004. These reductions range from approximately 30% to 50%. We expect that we will be required to submit the new rates to Cofetel for approval. Depending on the timing of the implementation of the FCC’s March 2004 order, the U.S. carriers may not be required to obtain FCC approval of the new rates.

We believe that our international traffic volume has been adversely affected by an unauthorized practice in Mexico referred to as “illegal bypass,” in which incoming international calls are carried over leased lines and then connected to the public switched network in Mexico, thus avoiding settlement payments. The unreported international traffic also negatively impacts our revenues because it diminishes our share of the proportional return on incoming traffic. Illegal bypass is technically difficult to prevent or to measure, although we have improved our methods of detecting illegal bypass in recent years. We believe that illegal bypass was primarily responsible for the decline in the number of minutes of international long distance traffic from 1997 to 1998 and from 2000 to 2003, and that the growth of illegal bypass was reduced in 1999 and in 2000 by the reduction in settlement and interconnection rates.

In December 2000, we agreed with the two leading competing long distance carriers on a package of measures to eliminate illegal bypass. Despite these efforts and our improved detection methods, we believe that illegal bypass continues to negatively impact our revenues. We expect that our international traffic volume and our results of operations will continue to be adversely affected by unauthorized bypass.

Public Telephony

We have several programs to meet the need for different kinds of public telephone service in different areas. We had more than 725 thousand fixed public telephones in operation at December 31, 2003.

In 2003, we sold over 265 million prepaid cards under the brand name “Ladatel” for use in public phones and 13.2 million prepaid cards under the brand name “Multifon” for use in public and residential telephones, an increase of 1.8% over 2002. This represents an average of almost three cards per Mexican resident. We have installed Internet kiosks in public places so that our customers have access to Internet products and services by using Ladatel cards. Revenues from sales of prepaid cards (based on an estimate of usage) accounted for 6.0% of our consolidated revenues in 2003. In 2004, our revenues from public telephony have been declining as a result of intense competition from wireless carriers.

In 2003, we launched the “Count on Telmex” (Cuenta con Telmex) card. The key feature of the Count on Telmex card is its rechargeable chip, which allows customers to make telephone calls and use services provided by Grupo Financiero Inbursa and Banco Santander Serfin to withdraw cash from automatic teller machines, make credit or debit purchases in more than 13 million locations world-wide, and make deposits and pay telephone bills through Telmex stores (Tiendas Telmex). The card also may be recharged at more than 182 thousand Ladatel phones. We have introduced several reward programs that promote frequent card use, including providing customers with points that may be applied to long distance calls. At December 31, 2003, customers have activated 187 thousand Count on Telmex cards.

In the increasingly competitive market to provide telecommunications services, independent operators have installed public telephones for which we provide access. There were 22,000 independently operated public telephones at December 31, 2003, an increase of 37.6% compared with 2002.

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

Our revenues from interconnection represented 15.0% of our consolidated revenues in 2003. Revenues from our customers under the “calling party pays” system for calls from fixed lines to mobile lines represented 92.3% of our interconnection revenues in 2003. We pay 76.0% of the amounts received under the “calling party pays” system to the cellular carriers whose customers receive calls from our customers.

Connectivity and Internet Services

Connectivity consists of the transmission of voice, video and data between two or more end points for private and shared networks. Internet services connect both business and residential customers to the Internet through either a dedicated or dial-up connection.

During 2003, the number of line equivalents provided by means of connectivity increased by 13.4%, to 2,291 thousand, and revenue from connectivity represented 5.2% of our consolidated revenues. Our principal product offerings for connectivity are “Ladalinks” (Ladaenlaces) and Frame Relay. Using equipment installed on-site, Ladalinks customers have dedicated network links that transmit information at speeds ranging from 64 Kbps (which we market under the brand name DS0 (in copper) or E0 (in fiber optic)) to 622 Mbps (which we market under the brand name STM4). Frame Relay is a protocol for transmission of data, voice and video over a shared digital network. The speed of Frame Relay transmission ranges from 64 Kbps to 2,048 Kbps. As with Ladalinks, Frame Relay offers extensive technical assistance and customer support.

Internet services represented 5.9% of our consolidated revenues in 2003. The number of Internet customers increased to 1,452 thousand, an increase of 24.6% compared with 2002. Business and residential customers connect to the Internet using telephone lines or broadband connections. Our broadband services, including Prodigy Turbo and Prodigy Infinitum, make it possible for customers to use our high-capacity connectivity services with applications such as video-conferencing, file transfer, terminals, e-mail and protocol conversion. Prodigy Turbo operates over dedicated integrated services digital network (ISDN) lines that allow customers to connect to the Internet at 128 Kbps. Prodigy Infinitum operates over ADSL lines that allow customers to connect to the Internet at 256 Kbps, 512

Kbps, 1 Mbps and 2 Mbps. At year-end 2003, we had 179 thousand customers using our ADSL broadband services. We further expanded our broadband offerings with the launch of “Prodigy Mobile” (Prodigy Móvil), a high-speed wireless connection for residential and business customers. Prodigy Mobile works with any of the ADSL technology speeds and is based on the Wireless Fidelity IEE802.11b norm, or “WiFi.” WiFi allows a wireless connection at a speed of up to 11Mbps at a range that extends 20 and 100 meters.

We estimate that we are the leading Internet access provider in Mexico in terms of the number of subscribers. As of March 31, 2004, the number of Internet service subscribers was 1,521 thousand, compared with 1,234 thousand as of March 31, 2003, representing an increase of 23.3%. Much of the growth in this segment is attributable to the Prodigy Internet Plus package we launched in 1999, which for a fixed monthly price provides a customer with a multi-media personal computer, a personal web page, an e-mail account and two years of unlimited access time. This program accounted for 301 thousand subscribers in 2003, or 20.7% of the total number of Internet access account subscribers at year-end. In November 2002, we launched the Prodigy Home package (Prodigy Hogar), which for a lower fixed monthly price than Prodigy Internet Plus provides customers with a basic personal computer, a personal web page, an e-mail account, three years of unlimited Internet access during off-peak hours and billed access on a per minute basis during peak hours.

Consistent with our strategy of providing value-added services to maximize the value of residential and business Internet accounts, we introduced three new services: (i) Prodigy Internet i-call, a service that notifies customers of incoming calls and allows them to answer the call without disconnecting from the Internet, (ii) “Prodigy Single-Dial” (Marcación Única Prodigy), a service that provides traveling customers with a nationwide access number that allows them to connect from anywhere in Mexico at the rate for local calls, and (iii) Prodigy Patrol, a service that allows Prodigy Internet, Prodigy Internet Plus and Prodigy Infinitum customers to limit access to certain web sites.

Through our 92.4% interest in Triara.com, S.A. de C.V., or TRIARA, our Internet data platform that provides infrastructure for Internet and computer data services, we provide hosting, co-location and outsourcing products in Mexico. These products offer our corporate customers significant savings in the computer infrastructure and telecommunications investments necessary to have a web site or carry out high-performance Internet projects. In 2002, TRIARA was selected as the provider for NIC of Mexico, the company that registers and controls the domain name “.mx.” Initiatives like TRIARA provide platforms through which we serve other segments of the connectivity market, such as small and medium-sized businesses. In 2002, we introduced personalized e-mail accounts for small businesses, and audio and Internet-based video transmission products for medium-sized businesses.

We also supply telecommunications network integration services and information systems through our wholly-owned subsidiary Red Uno.

In March 2000, we launched T1MSN, an Internet portal originally aimed at the Spanish-speaking Americas that is now focused on Mexico. T1MSN is a 50-50 joint venture between Microsoft Corporation and us. T1MSN takes advantage of Microsoft’s world-class technologies and our leading infrastructure, operations and regional knowledge to offer users a broad range of communication services and content in Spanish, such as easy and secure shopping services and enhanced communication features. In October 2003, Microsoft acquired from T1MSN the joint venture’s interest in Yupi, an operator of a Spanish-language portal acquired by T1MSN in September 2001 that targets Internet users in the United States and in certain Latin American countries other than Mexico.

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

We offer both a printed and an Internet-based yellow pages directory. During 2003, our yellow pages web site averaged 1,142 thousand page views per month, an increase of 37.9% compared with 2002. The number of Internet directory users reached 629 thousand in 2003, a 58.4% increase compared with 2002.

Operations in the United States

In April 2003, the FCC granted our U.S. subsidiary, Telmex USA, a facilities-based authorization that permits Telmex USA to install and operate telecommunications facilities in the United States. Telmex USA also holds an FCC authorization to resell long distance services in the United States. As a result of our acquisition of the assets of AT&T Latin America, we hold an additional facilities-based and resale-based authorization through one of our other U.S. subsidiaries. We are in the process of evaluating potential future operations in the United States.

Network

Our technologically advanced, high-capacity and high-speed fiber optic network, the largest in Mexico, extends approximately 75,000 kilometers (or 90% of Mexico’s territory) and has connections via submarine cables with 40 other countries while also connecting most major cities throughout Mexico. As a result of our substantial investment, our network has been 100% digital since 2000, providing a wide variety of telephony, data and video services.

Our network includes digital switching equipment and a digital network infrastructure that includes network access cables and long distance transmission equipment. In addition, we use advanced routing technology and routers to connect end-users with our network.

We use fiber optic cable to transmit both voice and high bandwidth applications such as video and image data. For network access we use ADSL, a modem technology that uses existing phone lines to access the Internet at speeds of 2 megabits per second. The network is fully redundant and is supported by fiber optic ground rings, which allow the network to be restored within 50 milliseconds in the event of a system failure. In addition, our digital microwave network serves as a backup to the fiber optic network and as a primary means of transmission in rural areas and small towns where a fiber optic infrastructure is not available. We also have satellite systems that support domestic and international network traffic. In addition, in order to further boost transmission speeds, we use a technology called Dense Wavelength Division Multiplexing, or DWDM, which divides optical fiber signals into multiple wavelengths and allows us to operate our network at speeds of up to 140 gigabits per second.

Core Network

Our core transmission network uses a technology called Synchronous Digital Hierarchy, or SDH. Transmissions pass through a series of optic rings that give us the unique ability to protect information carried on the network from origin to destination. This level of protection is achieved through the ring’s self-repairing mechanism, which prevents equipment and connection failures. This mechanism minimizes the risk of interruption of the signal in the event of any failure in the network.

Telephone communication in our network is controlled by digital local and long distance centers that employ a high degree of redundancy and load sharing. We also rely on data management technology, which uses voice and data “switches” to manipulate large amounts of transmitted information in both our telephone and data networks. This technology also gives us the ability to develop and implement advanced telephone applications in a short amount of time.

Our physical network is comprised a combination of fiber optic, microwave, and copper cable systems and wireless last-mile systems, which connect our clients to the network and allow us to provide our clients with numerous applications and services. Our modernized external copper network is set up to support not only conventional telephone systems, but also modern broadband applications, which also rely on digital technology and result in high data transmission speeds.

We control and monitor our network’s performance and traffic levels and manage the routing of traffic and other network functions through centralized network management. This centralized management facilitates geographical expansion of the network and permits the implementation of higher capacity systems. SDH technology gives us flexibility in the geographic placement of these switches and enables us to handle significantly more traffic with fewer switches than would a traditional non-digital network.

Next Generation Network

In the face of new challenges arising from the globalization of telecommunications and the development of new technologies, we are transitioning our current network infrastructure to become a Next Generation Network. Throughout this process, we plan to gradually integrate our service and data management systems under a unified network infrastructure with multi-service user ports that have the ability to integrate voice, data and video transmissions into one standardized application. The Next Generation Network will allow us to improve flexibility in offering broadband services, increase efficiency in managing our network and improve the quality of our service.

As part of our transition to a Next Generation Network, we are deploying a new network platform based on data packets, which will permit the creation of multi-service networks to carry different kinds of information in standardized formats. By utilizing such packet technology, we can provide superior local access, network connectivity, data transmission and bandwidth delivery.

As of December 31, 2003, our cumulative investment in the Next Generation Network totaled U.S.$199.0 million. We have budgeted approximately U.S.$170.0 million for investments in the Next Generation Network for 2004, for, among other things, improvements in our network infrastructure.

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

In 2002, our billing, collection and pricing process obtained ISO 9001:2000 certification from the Mexican Institute of Normalization and Certification, or MINC. In 2003, our billing, collection and pricing process also obtained ISO 9001:2000 certification from IQNet, an international certification network of which MINC is a member.

Competition

The Mexican market for fixed-line domestic and international long distance services was opened to competition beginning in 1996. Thirty-one carriers have been granted licenses to provide long distance service in Mexico, ten of which are in operation. Alestra (a joint venture led by Alfa, S.A. de C.V., Grupo Financiero BBVA Bancomer, S.A. de C.V., and AT&T Corp.) and Avantel (a joint venture led by Grupo Financiero Banamex and MCI, Inc.) have made the most substantial investments in infrastructure and marketing. Most competing carriers have been principally focused on the long distance market, although some carriers also provide certain business customers with direct access to their long distance networks using lines leased from us. In addition to granting concessions to new competitors, the Mexican Communications Ministry has established technical rules and basic access rates for interconnection between our competitors and us. During the last three years, we have negotiated these rates with our competitors.

Customers are free to choose a competing carrier at any time. An independent organization confirms all requests to change long distance carriers. In addition to pre-subscription, customers eventually may be able to select a long distance carrier on a call-by-call basis by dialing a three-digit prefix. In general, our competitors have focused their attention on obtaining market share in Mexico’s most profitable markets, such as the major cities and high-volume users of international and domestic long distance.

Competition in the Mexican market for fixed-line local services began in 1999. As of December 31, 2003, 18 carriers have been granted licenses to provide local fixed wire and wireless telephony and 23 carriers have been granted licenses for cellular and mobile telephony. At present, there are nine competitive local operators, primarily in Mexico City and other large cities. Avantel, Axtel and Maxcom are our principal fixed-line competitors. To date, our competitors in local service have focused on servicing first-time customers and providing second lines in new housing, as well as inducing our customers to switch carriers.

The competitive environment in the Mexican telecommunications market has been the subject of controversy and of attention from Mexican regulators and from abroad. In particular, the Mexican Competition Commission has determined that we are a dominant provider of certain telecommunications services, and Mexican law provides for the regulatory authorities to impose additional regulations on a dominant provider. In September 2000, Cofetel adopted specific regulations applicable to us as a dominant carrier, although these regulations were later nullified by a Mexican federal court in 2002. See Item 4. Information on the Company—Regulation—Dominant Carrier Regulations. In July 2001, in response to a withdrawn December 1995 claim by a competitor, the Mexican Competition Commission ruled that we had engaged in anti-competitive practices. In October 2001, the Mexican Competition Commission ruled that we had engaged in discriminatory practices in connection with the sale of private lines to Internet service providers.

In August 2000, the United States initiated a WTO dispute settlement against Mexico regarding alleged illegal barriers to competition in the Mexican telecommunications market. The allegations related to our status as a “dominant” telecommunications provider in Mexico and the interconnection fees and charging mechanisms for international calls. In April 2001, the United States Trade Representative announced that if sufficient progress were not made to resolve the dispute by June 1, 2001, the United States would renew its request for a dispute settlement panel at the WTO.

In February 2002, the United States requested that the WTO establish a panel to address claims that Mexico had not complied with its WTO commitments, alleging in particular that (i) Mexico had not ensured that we provide international termination to U.S. telecommunications carriers at “cost-based” and “reasonable” rates, (ii) Mexico had failed to ensure that U.S. companies could route their calls into and out of Mexico over leased lines and (iii) Mexico’s rules authorizing the Mexican carrier with the largest market share to negotiate rates on behalf of all Mexican carriers were anticompetitive. Consistent with its standard procedures, in April 2002, the WTO established the dispute settlement panel requested by the United States.

In April 2004, the WTO panel announced its decision, which was in substantial part adverse to Mexico. Under the WTO’s rules, Mexico and the United States had 60 days to appeal the decision or seek its final adoption by the WTO. Instead, on June 1, 2004, the United States and Mexico announced that they had mutually agreed to resolve the dispute. Under this agreement, Mexico will eliminate its uniform settlement rate system, its proportional return system and its requirement that the Mexican carrier with the greatest share of outgoing traffic to a particular country negotiate the settlement rate on behalf of all Mexican carriers for that country. Mexico also agreed to introduce new regulations authorizing the resale of international long-distance, public, switched telecommunications services in 2005. In addition, the United States recognized that Mexico will continue to restrict international simple resale, or the use of leased lines to carry cross-border calls. We expect that the changes in regulation will likely affect our business and competition in the future, although we cannot predict yet the impact on the results of our operations and revenues.

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

We also reached agreements with our competitors regarding discounts on private lines and on other services. In early 2003, we agreed with nearly all of the long distance carriers to maintain the interconnection rates set forth in the December 2001 agreements. In addition, we agreed to a discount on the amounts being paid to cover the investments we made to modify our network for interconnection. We are in the process of negotiating rates for 2004. See Item 4. Information on the Company—Regulation—Interconnection.

The effects of competition on us depend, in part, on the business strategies of competitors, regulatory developments, exchange rates and the general economic and business climate in Mexico, including demand growth, interest rates and inflation. The effects could include loss of market share and pressure to reduce rates for our services.

During December 2003, we estimate our market share to be 75.6% in domestic long distance service and 74.6% in international long distance measured on the basis of total number of billed minutes generated by our local customers making domestic and international long distance calls in cities open to competition. Our market share in Internet access is estimated to be 51.8% of dial-up connections, measured on the basis of the total number of each such Internet access accounts in Mexico. We believe that, at present, competitors do not have a material share of the market for fixed-line local service, but we expect that this will change as the number of competitors grows and their market strategies develop. In local service and public telephony, we also face competition from cellular carriers, which we estimate had a combined total of 33.6 million cellular lines in service at year-end 2003. We anticipate continued intense competition as mobile carriers promote mobile-to-mobile calls as a cheaper alternative to fixed-to-mobile calls.

Investments and Recent Acquisitions

We occasionally make investments and joint ventures in telecommunications-related businesses within and outside Mexico. To date in 2004, we have made investments totaling U.S.$410 million. We also invest in publicly-traded equity securities of companies in technology and communications businesses. At December 31, 2003, we had U.S.$655 million of marketable securities on our balance sheet, of which U.S.$589 million represented bonds of MCI as described below. Our marketable securities are carried at market value, and gains and losses are recognized in our statement of income.

Agreement to Acquire Interest in Net Serviços de Comunicação

We have entered into an agreement with Globo Comunicações e Participações S.A., or Globopar, to acquire an equity interest in Net Serviços de Comunicação S.A., or Net. Net is the largest cable television operator in Brazil. According to its published financial statements, Net Serviços is in payment default under all of its debt, which totaled approximately U.S.$349 million (plus accrued interest) at March 31, 2004, and is actively negotiating with its creditors to restructure its debt.

The agreement provides that we will acquire shares of Net itself and shares of a holding company that will hold a majority of the voting shares of Net. We will not have a majority of the voting shares of either Net or the holding company. Our aggregate equity interest in Net (including our proportionate share of the shares held by the holding company) is expected to be approximately 30% to 60% of the outstanding shares of Net. The purchase price will depend on the outcome of the debt restructuring of Net but we estimate that it will be equivalent to between U.S.$250 million and U.S.$370 million.

The transaction is subject to extensive conditions, including the receipt of required regulatory approvals, the completion of a restructuring of Net’s debt, and the conclusion of agreements with Globopar and certain of the other shareholders of Net. There can be no assurance that these conditions will be met, in particular those relating to the restructuring of Net’s debt. The transaction is not expected to close before the end of 2004.

Globopar also has a put option that gives it the right but not the obligation, at any time after October 31, 2004, to sell to us directly or indirectly a combination of voting and non-voting shares of Net, equal to approximately 34% of the outstanding shares of Net, for the equivalent of approximately U.S.$130 million. Globopar’s right to exercise the put option expires on July 1, 2005 or upon closing of the purchase transactions described above.

Under current Brazilian law, we are not permitted to acquire a controlling interest in Net. If after the closing of either transaction the law should change to permit us to do so, we will have the right to purchase from Globopar, and Globopar will have the right to sell to us, an interest in the holding company that will give us voting control of Net.

Acquisition of Chilesat Corp

In April 2004, we acquired an approximately 40% interest in Chilesat Corp S.A., or Chilesat, for U.S.$47 million from Redes Ópticas, S.A. and Redes Ópticas (Cayman) Corp., entities owned by Southern Cross Latin American Private Equity Fund L.P. and GE Capital Equity Investments, Ltd. Pursuant to a cash tender offer required by Chilean law, in June 2004 we purchased an additional 45.4% interest from Redes Ópticas, S.A. and a 3.9% interest from other shareholders, increasing our ownership of Chilesat to 99.3%.

Chilesat, a telecommunications holding company incorporated in Chile, is principally engaged, through its subsidiaries, in the provision of long distance, Internet and data network services to more than 500 thousand customers in Chile. Chilesat also offers long distance services in Peru.

For additional information about Chilesat, we refer you to the reports and other information that Chilesat files with the SEC. We take no responsibility for these filings and they are not incorporated by reference into this Annual Report.

Acquisition of Techtel from Techint and América Móvil

In April 2004, we acquired an 80% indirect interest in Techtel-LMDS Comunicaciones Interactivas, S.A., or Techtel, in two separate purchases. We acquired a 20% interest from an affiliate of Techint Compañía Técnica Internacional S.A.C.I., one of Argentina’s largest industrial groups, for U.S.$25 million. We subsequently acquired a 60% interest from América Móvil, on the same pricing terms, for U.S.$75 million. After the acquisition, the Techint affiliate continues to hold the remaining 20% indirect interest in Techtel. Under the terms of our agreement with the Techint affiliate, we have a right to acquire, and the Techint affiliate can cause us to acquire, in 2005 and 2007, its remaining 20% indirect interest at the same price. In addition, we have agreed to pay an affiliate of Techint a U.S.$6 million consulting fee for management services to be rendered through December 2006.

Techtel operates a local multipoint distribution services (LMDS) and fiber optic network in Argentina, providing voice, data and video transfer services and other related telecommunications services. LMDS is a wireless broadband technology that uses radio signals to transmit voice, video and data. Techtel began providing long-distance fixed-line voice services and call center support in December 2000 and launched local fixed-line voice services in August 2001. Techtel recently announced that it would acquire Metrored, a provider of data services in metropolitan Buenos Aires that has developed a 300-kilometer fiber optic network. Techtel’s acquisition of Metrored is still subject to regulatory approval. Techtel’s data network covers Argentina’s eight major metropolitan areas and approximately 50% of its population. Techtel’s voice network covers approximately 40 cities.

Agreement to Acquire Majority Voting Interest in Embratel

In March 2004, we entered into an agreement with MCI, Inc., or MCI (successor by merger to WorldCom, Inc.), a U.S.-based telecommunications company, and certain of its subsidiaries to purchase for U.S.$360 million their entire indirect interest in Embratel Participações S.A., or Embratel. In April 2004, we amended the agreement to, among other things, increase the cash purchase price to U.S.$400 million. Embratel is the holding company of a Brazilian telecommunications services provider with leading positions in domestic and international long distance and data services. MCI was in reorganization under Chapter 11 of the U.S. Bankruptcy Code until April 2004, and the U.S. bankruptcy court granted MCI’s motion for approval of the agreement. The agreement remains subject to customary conditions precedent, including the receipt of required regulatory approvals in Brazil. Under certain circumstances, if the stock purchase agreement is terminated without our having received required regulatory approvals, MCI would be entitled to retain up to U.S.$50 million in deposits made by us.

MCI’s interest in Embratel represents approximately 51.8% of the voting stock (ordinary shares) and approximately 19.3% of the total capital stock of Embratel. The remaining ordinary shares are publicly traded on the São Paulo Stock Exchange, and the non-voting stock (preferred shares) is traded on the São Paulo Stock Exchange and in ADR form on the New York Stock Exchange. Pursuant to requirements of Brazilian law, after the closing of our purchase of MCI’s interest in Embratel, we expect to make a cash tender offer to purchase any and all of the remaining ordinary shares at a price per share at least equal to 80% of the price per share paid to MCI. The additional cost to us if all ordinary shares are tendered would be approximately U.S.$300 million.

For additional information about Embratel, we refer you to the reports and other information that Embratel files with the SEC. We take no responsibility for these filings and they are not incorporated by reference into this Annual Report.

Acquisition of Substantially All of the Assets of AT&T Latin America

On February 24, 2004, we acquired substantially all of the assets of AT&T Latin America Corp., a telecommunications service provider of corporate customers in Argentina, Brazil, Chile, Colombia and Peru. We paid a purchase price of U.S.$194 million in February 2004 and an additional adjustment of U.S.$2 million in April 2004, and we assumed U.S.$26 million in debt. AT&T Latin America was reorganized under Chapter 11 of the U.S. Bankruptcy Code, and the bankruptcy court approved the acquisition in November 2003.

Investments in MCI

Through a wholly-owned subsidiary, we invested in several series of bonds of MCI’s predecessor, WorldCom. As of December 31, 2003, we held approximately U.S.$1,759 million in face amount of the bonds, with a market value of approximately U.S.$589 million at such date.

In April 2004, MCI emerged from bankruptcy pursuant to a reorganization plan approved by the U.S. bankruptcy court in October 2003. Under the reorganization plan, in exchange for our bonds, we received approximately 25.6 million shares of common stock of MCI, which represented approximately 8.1% of MCI’s outstanding common stock. Other parties that may be deemed to be under common control with us hold an additional interest of approximately 5.7% of MCI’s outstanding common stock. Neither we nor such other parties are represented on, or participate in meetings of, MCI’s board of directors. Our ability to sell our shares is currently subject to restrictions under the U.S. securities laws. However, pursuant to MCI’s reorganization plan, MCI entered into a registration rights agreement with us and other shareholders with respect to our holdings of MCI common stock under which MCI agreed to use its reasonable efforts to file with the SEC a “shelf” registration statement under the Securities Act and cause the registration statement to become effective within 180 days after MCI’s emergence from bankruptcy. Together with our subsidiaries and affiliates that own shares of MCI, we are parties to an agreement with the U.S. Department of Justice that imposes conditions on our ability to increase our aggregate share ownership and to participate in the management of MCI in specified ways.

Property

We have transmission facilities, exchanges, outside plant and commercial and administrative offices throughout Mexico. We own most of the locations of our exchanges and offices and lease other locations. We hold a small number of operating properties under financial leases, but the aggregate amount of such financing is not material to our operations as a whole. We carry casualty insurance against loss or damage to buildings, equipment contained in buildings and outside plant, including our fiber optic network. Outside Mexico, we hold additional facilities and offices in Argentina, Brazil, Chile, Colombia and Peru.

We have purchased equipment from a variety of suppliers, and there are sufficient alternative sources of equipment so that interruption of any source would be unlikely to cause a significant disturbance to our operations or our investment plan.

The Telmex Foundation

Since 1996, we have sponsored a philanthropic foundation called Fundación Telmex, A.C., or the Telmex Foundation, that is active in the charitable areas of education, health, justice and culture. We do not consolidate the Telmex Foundation in our financial statements. We contributed P.549.5 million in 2001. We did not contribute to the Telmex Foundation in 2002 or 2003, and do not expect to contribute to the Telmex Foundation in 2004. The assets of Telmex Foundation are devoted only to its charitable activities and our contributions are deductible for purposes of the Mexican Income Tax Law.

During 2003, the Telmex Foundation provided nearly 13,000 scholarships to outstanding students from over 800 universities, donated over 3,000 personal computers, and provided approximately 3,000 eyeglasses for children. The Telmex Foundation also works in conjunction with the Mexican government’s health agencies in providing specialized health care to people in remote areas through a surgery program that funded treatment for over 20,000 patients in 2003. The Telmex Foundation also works to increase participation in organ donor registries. In cooperation with non-governmental organizations, the Telmex Foundation provided assistance to nearly 9,000 persons charged with minor crimes whose lack of financial resources prevented them from otherwise posting bail during 2003.

CAPITAL EXPENDITURES

The following table sets forth, in constant pesos as of December 31, 2003, our capital expenditures, before retirements, for each year in the three-year period ended December 31, 2003:

	Year ended December 31,
	2003		2002		2001
	(in millions of constant pesos as of December 31, 2003)
Data, connectivity and transmission network	P.	3,389	P.	3,041	P.	10,144
Internal plant		1,558		2,252		4,320
Outside plant		2,460		3,228		5,977
Systems		661		964		1,224
Other		2,131		2,138		2,972

Total capital expenditures	P.	10,199	P.	11,623	P.	24,637

We have budgeted capital expenditures in an amount equivalent to approximately U.S.$1.7 billion for the year 2004. See Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.

REGULATION

Our business is subject to comprehensive regulation and oversight by the Communications Ministry and Cofetel. The Communications Ministry is part of the executive branch of the Mexican federal government, and Cofetel is an agency of the Communications Ministry. Regulation and oversight are governed by the Law of General Means of Communication (Ley de Vias Generales de Comunicación or the General Communications Law), the Telecommunications Regulations adopted under such law, the Federal Telecommunications Law (Ley Federal de Telecomunicaciones), the Concession, and other concessions and license agreements granted by the Communications Ministry.

Set forth below is a summary of certain provisions of the General Communications Law, the Federal Telecommunications Law, the Telecommunications Regulations and our Concession.

General

The General Communications Law, the Federal Telecommunications Law and the Telecommunications Regulations provide the general legal framework for the regulation of telecommunications services in Mexico. The Federal Telecommunications Law replaced most of the provisions of the General Communications Law relating to telephone communications, but those provisions of the General Communications Law not specifically addressed in the Federal Telecommunications Law, such as rules governing local and long distance carriers, remain in effect. Regulations implementing particular provisions of the Federal Telecommunications Law have been issued by the Communications Ministry and Cofetel. Regulations implementing other provisions of the Federal Telecommunications Law are pending. The objectives of the Federal Telecommunications Law are to promote the efficient development of the telecommunications industry, to encourage fair competition in the provision of quality, low-priced services and to assure satisfactory breadth of coverage of the Mexican population.

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

Regulatory Oversight

The Communications Ministry is the Mexican government agency principally responsible for regulating telecommunications services. The Communications Ministry’s approval is required for any change in our bylaws. It also has broad powers to monitor our compliance with the Concession, and it may revoke our Concession or temporarily seize or expropriate our assets. The Communications Ministry may require us to supply it with such technical, administrative and financial information as it may request. We regularly provide reports to Cofetel on our operations, financial performance and other matters. We are also required to publish our annual network expansion program, and we must advise Cofetel of the progress of our expansion program on an annual basis.

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

Mexican law gives certain rights to the Mexican government in its relations with concessionaires and provides that we may not sell or transfer any of our assets unless we give the Mexican government a right of first refusal. If the Mexican government declines to exercise its right, our unions also have a right of first refusal. In addition, Mexican law permits the Mexican government to expropriate our assets in certain circumstances.

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

Termination of the Concession

The Concession provides that it will remain in force until 2026 and that we may renew it for an additional 15 years, subject to additional requirements the Communications Ministry may impose. Thereafter, it may be renewed for successive 30-year terms as provided under the Federal Telecommunications Law.

The Concession provides that upon its expiration the Mexican government is entitled to purchase our telecommunications assets at a price determined on the basis of an appraisal by a public official, and the Telecommunications Regulations provide that upon expiration of the Concession the Mexican government has a right of first refusal to acquire our telecommunications assets. The General Communications Law, however, provides that upon expiration of the Concession our telecommunications assets will revert to the Mexican government free of charge. There is substantial doubt as to whether the provisions of the Concession and the Telecommunications Regulations would prevail, and accordingly there can be no assurance that upon expiration of the Concession our telecommunications assets would not revert to the Mexican government free of charge.

The General Communications Law and the Concession include various provisions under which the Concession may be terminated before its scheduled expiration date. Under the General Communications Law, the Communications Ministry may cause early termination of the Concession in certain cases, including:

•	failure to expand telephone services at the rate specified in the Concession;

•	interruption of all or a material part of the services provided by us;

•	transfer or assignment without Communications Ministry approval of the Concession, the rights provided under the Concession or any asset used to provide telephone service;

•	violation of the prohibition against ownership of our shares by foreign states;

•	any material modification of the nature of our services without prior Communications Ministry approval; and

•	breach of certain other obligations under the General Communications Law.

In addition, the Concession provides for early termination by the Communications Ministry following administrative proceedings in the event of:

•	a material and continuing violation of any of the conditions set forth in the Concession;

•	material failure to meet any of the service expansion requirements under the Concession;

•	material failure to meet any of the requirements under the Concession for improvement in the quality of service;

•	engagement in any telecommunications business not authorized under the Concession and requiring prior approval of the Communications Ministry;

•	following notice and a cure period, failure without just cause to allow other concessionaires to interconnect their telephone networks to our telephone network; or

•	our bankruptcy.

Under the Federal Telecommunications Law, our concessions could be terminated if (i) the term of any concession expires; (ii) we resign our rights under any concession; (iii) the Mexican Government through the Communications Ministry expropriates any of the concessions; (iv) we are liquidated or become bankrupt; or (v) the Communications Ministry revokes any of the concessions. Our assets and rights under the concessions may also be temporarily seized by the Communications Ministry.

The General Communications Law provides that in the event of early termination of the Concession for specified causes, including violation of the prohibition on ownership of our shares by foreign states, we would forfeit all of our telecommunications assets to the Mexican government. In the event of early termination of the Concession for any other cause, the General Communications Law provides that a portion of our telecommunications assets would revert to the Mexican government free of charge, and that we may be required to dismantle the remaining portion. There is substantial doubt as to whether the provisions of the Concession and the Telecommunications Regulations regarding the consequences of expiration of the Concession would apply to mitigate the provisions of the General Communications Law in the event of early termination.

Dominant Carrier Regulations

The Federal Telecommunications Law provides that if a company is determined to be dominant in a relevant market, the Communications Ministry has the power to adopt specific regulations on rates, quality of service and information provided by a dominant provider. In February 1998, the Mexican Competition Commission issued a resolution confirming its determination that we are a dominant carrier in the following markets: (i) local telephone service, (ii) access service, (iii) inter-urban transport, (iv) domestic long distance service, and (v) international long distance service. This 1998 resolution was held unconstitutional in May 2001.

In September 2000, Cofetel adopted specific regulations, which we refer to as the dominant carrier regulations, applicable to us as a dominant carrier. The September 2000 Cofetel resolution to adopt these regulations was nullified in May 2002. The dominant carrier regulations applied to the five markets identified by the Mexican Competition Commission in 1998, and also to certain other services, including directory assistance, operator services, and billing and collection services. They imposed standards for the quality of our services, and required that we prepare and provide specific information and specific tariff regulations. We have met or exceeded the standards established in the former regulations on quality of services and on information, and we believe we will be able to continue doing so without significant cost or competitive impact.

The most significant elements of the dominant carrier regulations were the following three specific rules on tariffs.

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

After the Mexican Competition Commission issued the February 1998 resolution, we commenced constitutional proceedings in the Mexican federal courts challenging the validity of the resolution, and we commenced a proceeding in the Mexican federal courts challenging the validity of the dominant carrier regulations. We asserted that they constituted a unilateral amendment of the terms of our Concession, which we believe is not permitted under the Mexican constitution or the terms of the Concession itself. We also asserted that the determination that we are a dominant carrier, on which Cofetel’s power to issue these regulations was predicated, was flawed because the Mexican Competition Commission made its determinations in 1997 in reliance on earlier findings that were out of date, and because its determinations did not extend to all the markets covered by the dominant carrier regulations. Finally, we objected to the specific tariff regulations imposed by the dominant carrier regulations on a variety of grounds, including that they gave Cofetel excessive discretion, that they would unfairly burden competition and that they did not adequately permit us to recover our investments in infrastructure.

Following several appeals, the February 1998 resolution of the Mexican Competition Commission was held unconstitutional in May 2001. It is our assertion that all subsequent rulings by Mexican government agencies (including Cofetel) that relied upon the 1998 resolution are also unconstitutional. We filed petitions to have dominant carrier regulations based on the 1998 resolution declared unconstitutional, and in May 2002, several resolutions issued by the Mexican Competition Commission and Cofetel were nullified, including the September 2000 Cofetel resolution adopting the dominant carrier regulations.

In May 2001, the Mexican Competition Commission addressed the defect of the February 1998 resolution and issued a new resolution with the same terms in which it concluded that we are a dominant carrier in the same five markets. This resolution was affirmed by the Mexican Competition Commission following an appeal, and in September 2001, we commenced constitutional proceedings in the Mexican federal courts challenging the validity of this new resolution. In July 2003, a Mexican federal court held that certain aspects of the Mexican Competition Commission’s second dominant carrier resolution were invalid, although the Mexican Competition Commission sought further review. In April 2004, a Mexican federal court decided in favor of our constitutional challenge to the resolution and declared the resolution invalid. We cannot predict whether one Mexican Competition Commission or Cofetel will issue new resolutions or regulations that are substantially similar to the prior dominant carrier resolutions or regulations that were nullified.

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

For services extending beyond basic telephone service, under the Concession we are permitted to set our prices free of rate regulation. These services include connectivity, directory services and services based on digital technology, such as caller ID, call waiting, speed calling, automatic redialing, three-way calling and call forwarding. We are required to register the rates of value-added services on an annual basis. We have registered with Cofetel several rate proposals relating to basic telephone and value-added services for which approval is pending.

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

Competition

The Telecommunications Regulations and the Concession contain various provisions designed to introduce competition in the provision of communications services. In general, the Communications Ministry is authorized to grant concessions to other parties for the provision of any of the services provided by us under the Concession. There are currently ten competing long distance carriers operating in Mexico and concessions have been granted to a total of 31 long distance companies, all of which also have concessions for international long distance services. As of December 31, 2003, there were 18 fixed-line local operators that have been granted licenses, primarily in Mexico City, Guadalajara, Monterrey, Puebla and other large cities. See—Telmex—Competition. Concessions are not required to operate certain private local telecommunications networks or to provide value-added services, although other authorizations may be required.

The Federal Telecommunications Law provides that the Communications Ministry may authorize resellers of long distance telecommunications services, but no regulations have been adopted implementing that provision of the law. Pursuant to an agreement with the United States in June 2004 relating to a WTO dispute settlement, the Mexican government has agreed that in 2005 it will introduce new regulations to grant permits to long distance resellers. The impact that these regulations will have on our operations and revenues is uncertain.

In 2003, the Communications Ministry has expanded the concessions granted to television cable operators to permit them to provide bi-directional transmission of data. In addition, the Communications Ministry is reviewing proposed regulations that would permit cable operators to provide voice-transmission services in conjunction with local fixed-line operators. Our Concession permits us, with prior authorization of the Communications Ministry, to distribute television signals through our network to companies authorized to provide television services to the public, but we are not authorized to provide television signals to our final end users.

With respect to international long distance services, Cofetel rules cover matters such as international interconnection and mechanisms for routing calls into and out of Mexico. Currently, international traffic must be carried by Mexican concessionaires and through authorized international gateways consistent with the Cofetel’s international long distance rules, and international long distance carriers must route traffic in and out of Mexico using uniform settlement rates negotiated with foreign carriers.

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

In early 2002, we agreed with the U.S. carriers to reduce settlement rates further for the period from March 1, 2002 through December 31, 2003. As a result of these agreements, rates for northbound (Mexico to the United States) and southbound (the United States to Mexico) traffic are no longer in parity. All northbound calls were settled at U.S.$0.055 per minute. Settlement rates for southbound calls are based on a rate structure that applies one of three factors, depending on the termination point of international calls. As a result, we received U.S.$0.055 per minute for calls terminating in Mexico’s three largest cities (Mexico City, Guadalajara and Monterrey), U.S.$0.085 per minute for calls terminating in the next 200 largest cities and U.S.$0.1175 per minute for calls terminating anywhere else in Mexico. The agreements also reaffirmed the parties’ commitment to request that the relevant authorities modify the regulations governing the negotiation of settlement rates.

On March 21, 2002, we submitted the proposed agreements, including the request for regulatory change, to the Mexican authorities for approval, and Cofetel approved the rate structure on October 31, 2002. On March 5, 2004, we resubmitted to Cofetel our request for regulatory change, and this request remains pending with Cofetel.

On various dates between March and July of 2002, six U.S. carriers separately submitted the terms of their agreements with us to the U.S. Federal Communications Commission, or the FCC. On February 20, 2004, the FCC rejected the waiver requests and urged the carriers to negotiate further rate reductions. On March 30, 2004, however, the FCC issued an order eliminating its policy on international settlements, including the proportionate return requirement, for all routes between the United States and foreign countries in which carriers are in compliance with the FCC’s “benchmark” settlement rates, as is the case with Mexico. The FCC is in the process of implementing the March 2004 order. The effect on us of the FCC’s policy change is unclear, in part, because Cofetel has not acted on our request for a change in Mexican regulation. We cannot yet predict the effects of any modification of the current proportionate return system on our financial performance or on our competitive situation.

We have negotiated with most of the U.S. carriers to further reduce settlement rates for the period beginning January 1, 2004. These reductions range from approximately 30% to 50%. We expect that we will be required to submit the new rates to Cofetel for approval. Depending on the timing of the implementation of the FCC’s March 2004 order, the U.S. carriers may not be required to obtain FCC approval of the new rates.

The competitive environment in the Mexican telecommunications industry has been the subject of controversy and of attention from Mexican regulators and from abroad.

•	In September 2000, Cofetel adopted specific regulations applicable to us as a dominant carrier. These regulations were invalidated in May 2002. See —Dominant Carrier Regulations.

•	In the area of domestic interconnection, there has been extensive litigation, but agreements reached since December 2000 have reduced the level of controversy. See —Telmex—Competition.

•	In August 2000, the United States initiated a WTO dispute settlement against Mexico regarding alleged illegal barriers to competition in the Mexican telecommunications market. In April 2004, the WTO announced its decision, which was in substantial part adverse to Mexico. In June 2004, the United States and Mexico announced that they had mutually agreed to resolve the dispute and that Mexico would modify its international long distance rules as a result. We expect that the changes in regulation will likely affect our business and competition in the future, although we cannot predict yet the impact on our the results of our operations and revenues. See —Telmex—Competition.

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

In June 1997, Cofetel ruled that we are entitled to recover certain costs of modifying our network to accommodate interconnection, by collecting a specific additional fee from all long distance carriers including ourselves over a period of seven years. The costs would be allocated among carriers pursuant to specific allocation mechanisms for each category of cost. One carrier commenced legal proceedings against the Mexican government in connection with the recovery of our interconnection investments. While resolution of these proceedings was pending, none of the carriers paid the additional fee.

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

In December 2001, we agreed with the two leading competing long distance carriers to reduce the interconnection rate from U.S.$0.0125 to U.S.$0.00975 per minute and per interconnection point for 2002, with an additional discount of 15% for interconnection facilities and of 50% for call attempts. We also agreed to significant discounts on private lines and on other services. The remaining long distance carriers entered into agreements with us on the same terms in early 2002. The 2002 rate represented a decrease of 22% compared with the prior rate and was lower than the average international rate. Mutual discounts were also negotiated up to 45% below the best market rate offered to the public in local and long-distance private interconnection links and 45% below the price of co-location registered with Cofetel.

In early 2003, we agreed with nearly all of the long distance carriers to maintain the interconnection rate of U.S.$0.00975 per minute and per interconnection point for 2003. In addition, we agreed to a discount of the amounts being paid to cover the investments we made to modify our network for interconnection. We are in the process of negotiating rates for 2004.

From 1997 through 2003, we have reduced our interconnection rates by a total of 83.6%.

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

Mexican GAAP requires that the financial statements recognize certain effects of inflation. In particular,

•	nonmonetary assets (excluding plant, property and equipment of non-Mexican origin) and stockholders’ equity are restated for inflation based on the Mexican National Consumer Price Index;

•	plant, property and equipment of non-Mexican origin are restated based on the rate of inflation in the country of origin and converted into Mexican pesos using the prevailing exchange rate at the balance sheet date;

•	gains and losses in purchasing power from holding monetary assets and liabilities are recognized in income; and

•	all financial statements are restated in constant pesos as of December 31, 2003.

We have not reversed the effect of inflation accounting under Mexican GAAP in the reconciliation to U.S. GAAP of our net income and stockholders’ equity, except with respect to the methodology for restatement of plant, property and equipment of non-Mexican origin. See Note 18 to the consolidated financial statements.

Overview

Our financial statements are presented in constant pesos, so all financial information is restated in pesos with purchasing power as of December 31, 2003. We refer to constant-peso figures as being “real,” as opposed to “nominal.” If nominal revenues or income do not increase by at least the rate of inflation, they decrease in real terms.

Our revenues, operating margin and operating income have all declined in recent years, as a result of increased competition, a weak Mexican economy and falling real prices. We did not raise our nominal rates in 2002 or 2003, and we gave increased discounts for some domestic long-distance and connectivity services, so in real terms our prices have fallen. The number of lines in service has continued to grow, but average revenue per line has declined, partly because we have added new customers who have less disposable income and make less use of their lines. In addition, international long-distance traffic has decreased, due in part to illegal bypass of our network. The effects of these trends on both revenues and operating margin have been partly offset by the growth in Internet and connectivity services. Some of these trends may improve in 2004, if the modest recovery of the Mexican economy sustains itself, with moderate growth in lines in service and continued strong growth in Internet and connectivity services.

Competition and changing technologies have had extensive effects on our financial performance, and it is difficult to predict their future impact. In long-distance services, competition has reduced our market share and fostered competitive pressure on prices. In local service, the rapid growth in mobile telecommunications has made them the principal competitor for our local network. In addition, local service faces competition from other means of communication such as private circuits and the Internet, including voice over Internet protocol, or VoIP, a technology that transmits ordinary telephone calls over the Internet. The growth of other service providers in long-distance and mobile has made interconnection fees a growing component of both our revenues and our costs. Broadband access is still limited in Mexico, but we expect that it will continue to grow and to affect usage of other services.

Faced with uncertain potential for growth in revenues and operating income in the Mexican market, we have taken two broad initiatives:

•	We have implemented cost controls to reduce variable costs and defend our margins. By increasing discipline in managing operating costs, we limited the decline in our operating margin from 2002 (35.1%) to 2003 (33.8%). We intend to continue to manage operating costs very closely, to limit the effects of declining revenues and to augment the effects of any revenue growth on operating income.

•	We have sought acquisitions in Latin America outside Mexico. Our acquisitions of certain assets of AT&T Latin America, Techtel and Chilesat, as well as the ongoing acquisition of Embratel, assuming that it is completed, will provide increased revenues and operating income in the future. The effect on operating margin is more difficult to predict, although it is likely that it will reduce our overall margin.

In contrast to the general stability of our operating income, there are several more volatile factors that have affected our net income. One is our investments in trading securities, and particularly our purchase of debt securities of the bankrupt WorldCom (now MCI) in 2002 and mainly in 2003. We recognized a P.2,161 million gain on marketable securities in 2003 (P.1,841 million of it attributable to WorldCom securities), following a P.1,123 million loss in 2002 (P.639 million of it attributable to WorldCom securities). In April 2004, we received stock of MCI in exchange for our holdings of WorldCom bonds, and we have determined that the stock should be classified as available-for-sale securities. Accordingly, we will recognize gains and losses in fair value in stockholders’ equity but not in income, until realized. The other factors are the effect of exchange rate variations on our U.S. dollar-denominated debt and the effect of inflation on our net monetary liabilities. In the long run these two effects tend to counteract each other, but from year to year they have contributed to volatility in our comprehensive financing cost.

Results of Operations

Summary of Operating Income and Net Income

In the table below we set forth our operating revenues, operating costs and expenses (each expressed as a percentage of total operating revenues) and operating income, as well as our comprehensive financing cost, provisions and net income for each of the years in the three-year period ended December 31, 2003.

	Year ended December 31,
	2003			2002			2001
	(millions of pesos)		(percentage of operating revenue)	(millions of pesos)		(percentage of operating revenue)	(millions of pesos)		(percentage of operating revenue)
Operating revenues:
Local service	P.	53,871	46.1%	P.	55,228	47.1%	P.	57,516	47.2%
Domestic long distance service		30,514	26.1		30,054	25.6		31,326	25.7
International long distance service		9,041	7.8		9,848	8.4		10,356	8.5
Interconnection service		17,565	15.0		16,179	13.8		16,165	13.3
Other		5,857	5.0		5,932	5.1		6,501	5.3

Total operating revenues		116,848	100.0		117,241	100.0		121,864	100.0

Operating costs and expenses:
Cost of sales and services		27,069	23.2		26,591	22.7		26,466	21.7
Commercial, administrative and general		17,246	14.8		17,206	14.7		18,836	15.5
Interconnection		12,300	10.5		11,936	10.2		10,782	8.8
Depreciation and amortization		20,694	17.7		20,346	17.3		18,969	15.6

Total operating costs and expenses		77,309	66.2		76,079	64.9		75,053	61.6

Operating income		39,539	33.8%		41,162	35.1%		46,811	38.4%

Comprehensive financing cost:
Interest income		(2,990)			(1,307)			(1,406)
Interest expense		5,579			6,286			7,690
Exchange loss (gain), net		3,133			4,622			(1,273)
Monetary gain, net		(1,652)			(2,906)			(2,370)

		4,070			6,695			2,641

Income before income tax and employee profit sharing		35,469			34,467			44,170

Provisions for:
Income tax		10,255			10,736			14,594
Employee profit sharing		2,585			3,122			3,281

		12,840			13,858			17,875

Income before equity in results of affiliates		22,629			20,609			26,295
Equity in results of affiliates		(179)			(262)			(473)

Net income	P.	22,450		P.	20,347		P.	25,822

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

Revenues from local service decreased by 2.5% in 2003 and by 4.0% in 2002. The decrease in 2003 was mainly due to lower real rates, which resulted from inflation, as our nominal rates remained unchanged. In addition, billed traffic remained relatively flat, increasing by only 0.9% due to the continued weak performance of the Mexican economy. These effects were partially offset by the higher penetration of digital services, the growth of voicemail, and an increase in the number of lines in service to 15,683 thousand at December 31, 2003 from 14,446 thousand at December 31, 2002. The proportion of lines with at least one digital service (such as call waiting, caller ID, voicemail, three-way calling and call forwarding) rose to 35.0% in 2003, compared with 30.2% in 2002.

The decrease in 2002 revenues was attributable to (i) lower real rates, (ii) a decrease in the number of billed local calls and (iii) fewer installations of new lines compared to 2001. Real rates declined due to inflation, as our nominal rates were unchanged. The reduction in billed traffic in 2002 was attributable in part to the weak Mexican economy, but it also reflected a trend in recent years in which the number of billed local calls per line has declined from 132 in 1999 to 93 in 2003. This decline is a result of lower marginal local call traffic for new lines in service due to penetration among populations with less disposable income, the displacement of fixed-line local service by other means of communication such as the Internet, cellular phones and private circuits, and competition from other local operators. The effect of lower billed traffic in 2002 was partly offset by an increase in revenues from digital services following a promotional campaign we began in June 2001 to promote the use of digital services and maximize the value of our fixed lines.

Domestic Long Distance Revenues

Operating revenues from domestic long distance service depend on rates and traffic volume. Domestic long distance revenues increased by 1.5% in 2003 and decreased by 4.1% in 2002. The increase in 2003 was due to higher demand for Internet service and increased traffic, partly offset by lower real rates and customer discounts for connectivity services. The number of billed minutes increased by 7.2% to 15,376 million in 2003 from 14,347 million in 2002. In 2003, revenues from Internet services increased by 29.6%, while revenues from connectivity services declined by 11.7%. The contribution of domestic long distance revenues to our total revenues was 26.1% in 2003, an increase of 0.5% from 25.6% in 2002.

The decrease in domestic long distance revenues in 2002 was largely due to the effect of customer discounts and lower real rates for long distance service and connectivity services, partly offset by growth in demand for Internet service. In 2002, revenues from Internet services increased by 25.8%, while revenues from connectivity services declined by 11.4%.

International Long Distance Revenues

Operating revenues from international long distance service consist of (a) amounts earned from our customers and (b) amounts earned from foreign telecommunications carriers for terminating international calls to Mexico. We report amounts earned from foreign telecommunications carriers net of amounts payable to foreign carriers for terminating calls from Mexico. The amount of operating revenues from international long distance service depends on the volume of traffic, the rates charged to our customers, the rates charged by each party under agreements with foreign carriers, principally in the United States, and the effects of competition. The contribution of net settlements from foreign carriers represented 2.0% of our consolidated revenues in 2003 and 25.7% of our international long distance revenues in 2003. Settlement payments under service agreements with foreign carriers are generally denominated in U.S. dollars.

International long distance revenues decreased by 8.2% in 2003 and by 4.9% in 2002. The decrease in 2003 was due to (i) lower real rates billed in Mexico and (ii) lower incoming traffic, which we attribute, in part, to illegal bypass, both of which were partly offset by higher outgoing traffic, principally to the United States.

The decrease in 2002 was primarily due to (i) lower real rates billed in Mexico, (ii) slightly lower outgoing traffic, and (iii) reduced international settlement rates, all of which were partly offset by higher incoming traffic, principally from the United States.

We estimate that illegal bypass decreased our revenues by approximately P.2,530 million in 2003 and approximately P.1,680 million in 2002. We estimate our lost revenues consist of settlement payments that are circumvented through illegal bypass, as well as a diminished share of the proportional return of incoming international traffic due to underreporting.

In recent years, international settlement rates have decreased under agreements with foreign carriers. In early 2002, we reached an agreement for a three-tiered international settlement rate structure for 2002 and 2003. For calls terminating in Mexico City, Guadalajara and Monterrey, we received U.S.$0.055 per minute; for calls terminating in the 200 next largest cities in Mexico, we received U.S.$0.085 per minute; and for calls terminating in the rest of the country, we received U.S.$0.1175 per minute. In 2001, the international settlement rates decreased, from U.S.$0.190 per minute for the year 2000 to U.S.$0.155 per minute for the year 2001, as a result of prior agreements reached with certain U.S. carriers.

As a result of the reduction of our international settlement rates, international long distance traffic has increased on the Mexico-U.S. route, one of the highest volume routes worldwide. Total traffic on this route, however, decreased by 9.5% in 2003. Despite settlement rate reductions, increased traffic and our December 2000 agreement with long distance carriers on measures to eliminate illegal bypass, illegal bypass of our network continues to affect our revenues and margins.

Revenues from Interconnection

Revenues from interconnection represent fees from our customers for fixed-to-mobile calls and fees from other providers of local, long distance and mobile service for connection to our local network. Under the “calling party pays” system, which replaced the previous “mobile party pays” system in May 1999, our fixed-line customers pay us an interconnection charge when they call mobile customers, and we pay approximately three-quarters of the amount to the mobile carrier that completes the call. We recognize the amount the customer pays us as interconnection revenue, and we recognize the amount we pay to the mobile carrier under interconnection cost. Revenue from fixed-to-mobile calls represented

92.3% of interconnection revenues in 2003 and 93.0% in 2002. Revenues from competing local and long distance carriers represented 6.1% of interconnection revenues in 2003. The balance of interconnection revenues represents payments from cellular carriers for mobile-to-fixed calls.

Revenues from interconnection increased by 8.6% in 2003 and by 0.1% in 2002. The increase in both years was due to growth in “calling party pays” minutes. In addition, in 2003, the increase resulted from growth in minutes from long distance carriers. The increase in 2002 was offset by lower interconnection fees from long distance carriers, which fell from U.S.$0.0125 per minute in 2001 to U.S.$0.00975 per minute in 2002, and remained the same in 2003.

In December 2002 and December 2001, we reached agreements with competing long distance carriers that reduced long distance interconnection tariffs. See Item 4. Information on the Company—Telmex—Competition. As a result of these agreements and action taken by Cofetel, the interconnection rates we charged long distance carriers in 2002 were 22.0% lower than rates charged in 2001. We are in the process of negotiating 2004 interconnection rates with competing long distance carriers.

Other Revenues

The largest components of other revenues are sales of yellow pages advertising and telecommunications equipment and accessories, and billing and collection services offered to third parties. Other revenues decreased by 1.3% in 2003 and by 8.8% in 2002. The decrease in 2003 was principally due to lower revenues from yellow pages advertising particularly in the Mexico City, Guadalajara and Monterey directories, and a delay in the recognition of revenues from two directories, the publication of which was postponed from December 2003 until February 2004. The effects were partially offset by higher revenues from the sale of telecommunications equipment and accessories in Telmex stores (Tiendas Telmex) and billing and collection services to third parties. The decrease in 2002 was principally due to lower revenues from network maintenance services and yellow pages advertising. The changes in both years reflect the impact of the Mexican economy on the consumption of our services.

Cost of Sales and Services

Cost of sales and services increased by 1.8% in 2003 and by 0.5% in 2002. The increase in 2003 was mainly due to higher expenses for pensions and seniority premiums, the increase of electricity rates and higher costs for telephone sets and computers, partially offset by decreased expenses for maintenance of outside plant and systems, and lower production costs for telephone directories. The increase in 2002 was due to a higher volume of computers sold under the Prodigy Internet Plus service. Eliminating the cost of computers sold in 2002, cost of sales and services decreased by 1.3% in 2002.

Commercial, Administrative and General Expenses

Commercial, administrative and general expenses increased by 0.2% in 2003 and decreased by 8.7% in 2002. In 2003, we maintained strict cost control policies, including the continued reduction of marketing expenditures, and we reduced the cost of prepaid cards. This cost control policy helped reduce the impact of higher expenses in pensions and seniority premiums and higher payments to third-party service providers. In addition, we made no contributions to the Telmex Foundation in 2003. As a result, we maintained commercial, administrative and general expenses at almost the same level as in 2002.

The decrease in commercial, administrative and general expenses in 2002 was due primarily to a reduction in marketing for telephone services and the reduction in the cost of prepaid cards. Also, we made no contributions to the Telmex Foundation in 2002, compared to P.549 million in 2001.

Interconnection

We make interconnection payments principally to cellular operators under “calling party pays.” Interconnection costs increased by 3.0% in 2003 and by 10.7% in 2002, due primarily to the increase of traffic from our network to the networks of cellular operators as a result of the growth in the number of cellular users.

Depreciation and Amortization

Depreciation and amortization increased by 1.7% in 2003 and by 7.3% in 2002. Under Mexican GAAP, we restate imported fixed assets based on the exchange rate between the peso and the currency of the country of origin and the inflation of the country of origin. As a result, changes in exchange rates affect the amount of depreciation. Depreciation and amortization increased in 2003 because the rate of devaluation exceeded the rate of Mexican inflation and we reduced the useful lives of certain assets to respond to technological changes. These effects were offset by a decrease in the amount of our depreciable assets, as the rate of our investment has slowed and an increased proportion of our assets has fully depreciated. In 2002, depreciation and amortization increased due to the restatement of the value of imported fixed assets based on the exchange rate between the peso and the currency of the country of origin and the inflation of the country of origin and to new investments made by us in 2003.

Operating Income

In 2003, operating income decreased by 3.9%, reflecting a 0.3% decrease in revenues and a 1.6% increase in operating costs and expenses. As a result, the operating margin decreased by 1.3%, to 33.8% in 2003 from 35.1% in 2002. The decrease in operating margin reflects a small decrease in margin for local service (from 30.9% to 30.6%) and a larger decrease in the margin for long distance service (from 31.9% to 28.1%), primarily because of lower real rates for both local and long distance services.

In 2002, operating income decreased by 12.1%, reflecting a 3.8% decrease in revenues and a 1.4% increase in operating costs and expenses. As a result, the operating margin decreased by 3.3%, to 35.1% in 2002 from 38.4% in 2001. The decrease in operating margin reflects a decrease in margin for local service (from 34.9% to 30.9%) and for long distance service (from 35.7% to 31.9%), primarily because of lower real rates for both local and long distance services.

We operate in two primary segments, local and long-distance, and several smaller segments that we group together for reporting purposes. These other segments include connectivity, Internet, public and rural telephones, directories and other services. See Note 17 to our consolidated financial statements. Local service represents more than half of our operating income and accounts for a majority of our operating cash flow and of our capital expenditure requirements. In 2003, operating margin was 30.6% in our local segment, 28.1% in our long-distance segment and 35.1% in our other segments combined.

Comprehensive Financing Cost

Under Mexican GAAP, comprehensive financing cost reflects interest income, interest expense, foreign exchange gain or loss and the gain or loss attributable to the effects of inflation on monetary liabilities and assets. A substantial proportion of our indebtedness (87.3% at December 31, 2003) is denominated in foreign currencies, so when there is depreciation of the peso it results in foreign exchange loss and higher interest expense. Most of our financial assets are denominated in foreign currencies.

In 2003, comprehensive financial cost was P.4,070 million (39.2% lower than in 2002), as compared with P.6,695 million in 2002 (153.5% higher than in 2001). The changes in each component were as follows:

•	Interest income increased by 128.8% in 2003 and decreased by 7.0% in 2002. The increase in 2003 was mainly due to the recognition of P.2,161 million of unrealized gain on marketable securities (P.1,841 million of it attributable to WorldCom securities). Excluding this amount, interest income decreased 36.6% in 2003, reflecting lower average treasury balances after the investment in WorldCom and lower interest rates in Mexico and abroad. The decrease in 2002 was due to lower interest rates and a lower average level of interest-bearing assets.

•	Interest expense decreased by 11.2% in 2003 and by 18.3% in 2002. In 2002, we recognized P.1,123 million of unrealized loss on marketable securities (P.639 million of it attributable to WorldCom securities). Excluding this amount, interest expense increased by 8.0% in 2003 and decreased by 32.9% in 2002. The increase in 2003 reflected a charge of P.457 million on swap contracts and an additional charge of P.962 million related to the cancellation of peso-denominated interest-rate swaps by other swaps at more attractive rates. The decrease in 2002 reflected a lower level of peso indebtedness and lower Mexican and foreign interest rates.

•	In 2003, the depreciation of the peso against the U.S. dollar by 8.96% resulted in a net exchange loss of P.3,133 million. In 2002, the depreciation of the peso against the U.S. dollar by 12.8% resulted in a net exchange loss of P.4,622 million, compared to a net exchange gain of P.1,273 million in 2001.

•	In 2002 and 2003, average monetary liabilities exceeded average monetary assets, resulting in a net gain from monetary position. The net gain in monetary position decreased by 43.2% in 2003 due to a lower net monetary position and a lower inflation rate compared to 2002. The net gain increased by 22.6% in 2002 due to a higher net monetary position and a higher inflation rate compared to 2001.

Income Tax and Employee Profit Sharing

The statutory rate of the Mexican corporate income tax was 34% in 2003, and 35% in 2002 and 2001. Our effective rate of corporate income tax as a percentage of pre-tax profit was 28.9% in 2003, 31.2% in 2002 and 33.0% in 2001. The effective tax rate was lower in 2003 than in 2002, due to unrealized gains in marketable securities recognized in 2003. The effective tax rate was lower in 2002 than in 2001 because, as a result of announced reductions in the corporate income tax rate (by one percentage point per year for 2003 (34%), 2004 (33%) and 2005 (32%)), we began using the 32% income tax rate to determine deferred taxes in 2002.

Like other Mexican companies, we are required by law to pay to our employees, in addition to their agreed compensation and benefits, profit sharing in an aggregate amount equal to 10% of our taxable income (calculated without reference to inflation adjustments). The employee profit sharing amount decreased by 17.2% in 2003 and by 4.8% in 2002. The decrease in 2003 was due principally to the increase in tax-deductible contributions we made to our pension plan. The decrease in 2002 was due principally to lower income before taxes.

Net Income

Net income increased by 10.3% in 2003 and decreased by 21.2% in 2002. In 2003, the increase in net income was principally due to a 39.2% decrease in comprehensive financing cost and a 7.3% decrease in the provision for income tax and employee profit sharing. In 2002, the decrease in net income was principally due to lower operating income and exchange loss due to the devaluation of the peso.

Liquidity and Capital Resources

Our principal capital requirements are for capital expenditures, dividend payments, our share repurchase program and acquisitions. In addition, in 2003 and 2002 we used cash to acquire debt securities of MCI. We have generally met our capital requirements primarily from operating cash flows and limited borrowing. Resources provided by operating activities were P.31,973 million in 2003, P.37,913 million in 2002 and P.50,774 million in 2001. Our resources provided by operating activities decreased in 2003, principally due to the increased application of resources to accounts payable, accrued liabilities, taxes payable and pension fund contributions. Resources provided by operating activities decreased in 2002, reflecting the decline in net income in 2002.

Our capital expenditures were P.10,199 million in 2003, P.11,623 million in 2002 and P.24,637 million in 2001. The higher level of expenditures in 2001 was due to investments in voice and data infrastructure, and to our taking the opportunity to make equipment purchases at favorable prices. We maintained our capital expenditures in 2003 at approximately 2002 levels, and we anticipate that our capital expenditures will be approximately U.S.$1.7 billion for 2004. Our budgeted amount excludes any other investments we may make in other companies. For subsequent years, our capital expenditures will depend on the state of the Mexican economy and market conditions.

The amount spent on share repurchases was P.11,482 million in 2003, P.6,462 million in 2002 and P.15,075 million in 2001. The amount spent on share repurchases is determined from time to time by the executive committee taking into account factors including the price of our shares and our capital resources. On March 1, 2004, the shareholders authorized our officers to spend up to P.12 billion (nominal) on share repurchases. There is no obligation to spend any of that amount.

Dividends paid totaled P.7,623 million in 2003, P.7,498 million in 2002 and P.7,365 million in 2001. The shareholders have approved dividends of P.0.68 per share to be paid in four installments out of 2003 income. We expect to pay an aggregate of approximately P.8.3 billion in dividends from June 2004 through March 2005 (based on the number of outstanding shares at June 16, 2004).

Our current assets include P.6,619 million of WorldCom securities, which were converted to stock of MCI upon its emergence from bankruptcy. We may not be able to liquidate these investments quickly or at favorable prices, because of their large size and because of legal limitations. Excluding these assets, we had a working capital deficit (an excess of current liabilities over current assets) of P.4,237 million at December 31, 2003, and in addition we have over U.S.$700 million that we will be required to pay to complete the acquisitions of Embratel and other entities. The working capital deficit does, however, reflect P.9,088 million of convertible debentures, only P.5.7 million (nominal) of which we were obligated to pay on June 15, 2004 because the remaining debentures were converted into L Share ADSs pursuant to their terms. We expect to seek new medium-term or long-term financing in the second quarter of 2004 for as much as U.S.$2 billion, which we will apply to pay bank debt maturing later in 2004 and to finance the payment of the purchase prices for the Embratel and other acquisitions.

In the table below we set forth certain contractual obligations as of December 31, 2003, consisting of debt (including financial leases) and purchase obligations, and the period in which the contractual obligations come due. The table below does not include pension liabilities, deferred taxes or current accounts payable.

	Payments Due by Period (as of December 31, 2003)
	Total		2004		2005-2006		2007-2008		2009 and beyond
	(in millions of pesos)
Contractual obligations:
Total debt	P.	68,678	P.	20,262	P.	25,724	P.	20,106	P.	2,586
Purchase obligations		10,534		10,534		—		—		—

Total	P.	79,212	P.	30,796	P.	25,724	P.	20,106	P.	2,586

At December 31, 2003, we had total indebtedness of P.68,678 million compared to total indebtedness of P.68,766 million at December 31, 2002. Our major categories of indebtedness are as follows:

•	U.S. dollar-denominated bank loans. These include a large syndicated loan facility, loans with support from export credit agencies and other loans. Our bank facilities bear interest at specified spreads over LIBOR. The weighted average interest rate at December 31, 2003 was approximately 2.2%. We had U.S.$1,749 million, equivalent to P.19,651 million, in bank loans outstanding at December 31, 2003. Certain of our bank loans contain financial and operating covenants. The most restrictive covenants require us to maintain a consolidated ratio of EBITDA to interest expense of no less than 3.00 to 1.00 and a consolidated ratio of total debt to EBITDA of no more than 3.75 to 1.00 (using terms defined in the credit agreements). Compliance with these covenants has not been a significant constraint on our ability to obtain financing.

•	U.S. dollar-denominated senior notes. We have U.S.$2,500 million aggregate principal amount of senior notes outstanding, which was equivalent to P.28,090 million at December 31, 2003. This amount includes the U.S.$1.0 billion aggregate principal amount of senior notes issued in November 2003, which bear interest at 4.50% and mature in 2008, and the U.S.$1.5 billion aggregate principal amount of senior notes issued in 2001, which bear interest at 8.25% and mature in 2006.

•	Convertible senior debentures. The convertible debentures bore interest at 4.25% and matured on June 15, 2004. The debentures were convertible into L Share ADSs (each representing 20 L Shares) at U.S.$29.5762 per ADS, equal to a conversion rate of 33.8110 L Share ADSs per U.S.$1,000 principal amount of the convertible debentures. Beginning in the third quarter of 2003, we repurchased convertible debentures in the open market and through a tender offer that expired on November 6, 2003. At December 31, 2003, the outstanding principal amount of debentures was U.S.$808.8 million. We continued to repurchase the debentures in the open market in 2004. On June 15, 2004, holders of approximately U.S.$570 million of the debentures elected to convert their debentures into L Share ADSs.

•	Peso-denominated senior notes (certificados bursátiles). Beginning in October 2001, we have issued senior notes from time to time in the Mexican market. Part of these notes bears interest at fixed rates and part bear interest at specified spreads over Mexican Cetes (short-term Mexican government obligations). At December 31, 2003, we had P.7,450 million outstanding maturing from 2005 to 2012, and the weighted average interest rate was 8.3%.

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

At December 31, 2003, 87.3% of our total indebtedness was denominated in foreign currencies, principally in U.S. dollars.

At December 31, 2003, 42.9% of our debt obligations bore interest at floating rates. The weighted average cost of all borrowed funds at December 31, 2003 (including interest and reimbursement of certain lenders for Mexican taxes withheld, but excluding fees) was approximately 6.0%. The inclusion of fees in the calculation of weighted average cost of all borrowed funds at December 31, 2003 would increase such cost by 0.2%, to 6.2%.

Hedging

Because our U.S. dollar-denominated indebtedness far exceeds our U.S. dollar-denominated assets and revenues, from time to time we enter into hedging transactions to protect us to some degree against the short-term risks of devaluation of the Mexican peso. Our hedging practices vary from time to time depending on our judgment about the level of risk and the costs of hedging. Beginning in late 2001, we have occasionally been entering into forward exchange and option contracts as hedges against our U.S. dollar-denominated debt. Gains and losses on these transactions are recognized in income as incurred. Under Mexican GAAP, we account for these transactions on an accrual basis, and such amounts offset gains and losses on the foreign currency liabilities that are hedged. At December 31, 2003, our hedges covered liabilities of U.S.$585 million out of our total U.S. dollar-denominated liability of U.S.$5,305 million, but the amount of our hedging position varies substantially from time to time. As of December 31, 2003, we recognized a credit of P.786,088 in our results of operations, reflecting the effects of exchange rate variations under our hedging agreements. See Note 8 to our consolidated financial statements. Our hedges are short-term, typically averaging about 60 days, and will not protect us against the long-term effects of a devaluation on our U.S. dollar-denominated indebtedness. We may stop hedging or modify our hedging practices at any time.

A substantial portion of our peso-denominated indebtedness (P.7,051 million at December 31, 2003) bears interest at floating rates. We have engaged in extensive hedging transactions to reduce our exposure to changes in Mexican interest rates. Specifically, we have entered into interest rate swaps in which we pay interest at a fixed rate and receive interest at a floating rate, on a notional amount in Mexican pesos. The general effect of these swaps is to replace an obligation to pay floating-rate interest on our debt with an obligation to pay fixed-rate interest. Because the peso-denominated swap market is not highly liquid, we do not ordinarily obtain interest rate swaps that precisely match the tenors or amounts of our floating-rate liabilities. The aggregate notional amount of our swaps may be greater or less than the principal amount of our floating-rate peso-denominated debt, and we may discontinue hedging at any time. At December 31, 2003, the aggregate notional amount of domestic interest rate swaps was P.12,390 million.

A substantial portion of our U.S. dollar-denominated indebtedness (U.S.$1,997 million at December 31, 2003) also bears interest at floating rates. In 2003, we engaged in hedging transactions to reduce our exposure to changes in Mexican and international interest rates. Specifically, we have entered into interest rate swaps with a five-year duration in which we pay interest at a fixed rate and receive interest at a floating rate, on a notional amount in U.S. dollars. The general effect of these swaps is to replace an obligation to pay floating-rate interest on our debt with an obligation to pay fixed-rate interest. At December 31, 2003, the aggregate notional amount of U.S. dollar-denominated interest rate swaps was U.S.$1,200 million.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements of the type that we are required to disclose under Item 5.E of Form 20-F, except for the matters described under —Contingent Liabilities below.

Contingent Liabilities

We continue to have a contractual commitment to support investments that were transferred to América Móvil in the spin-off. We cannot be released from this commitment without the consent of the beneficiary, which has not yet been obtained. Iberbanda, S.A. (formerly FirstMark Comunicaciones España, S.A.), a broadband wireless company in Spain, was transferred to América Móvil in the spin-off. We have provided a guarantee relating to certain performance obligations of Iberbanda. Our obligations in this respect are limited to 13.7 million euros (approximately U.S.$17.3 million at the December 31, 2003 exchange rate). América Móvil is obligated to indemnify us against any losses, liabilities or expenses arising out of the contingent liabilities described above. See Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.

In addition, at December 31, 2003, we had a contractual commitment to pay P.2,202 million for the acquisition of the assets of AT&T Latin America Corp. See Item 4. Telmex—Investments and Recent Acquisitions—Acquisition of Substantially All of the Assets of AT&T Latin America.

U.S. GAAP Reconciliation

Net income under U.S. GAAP was P.21,707 million in 2003, P.18,467 million in 2002 and P.22,229 million in 2001. Compared to Mexican GAAP, net income under U.S. GAAP was 3.3% lower in 2003, 9.2% lower in 2002 and 13.9% lower in 2001.

There are certain differences between Mexican GAAP and U.S. GAAP that affect our net income and stockholders’ equity. The most significant in its effect on net income is the difference in how the carrying value of plant, property and equipment is restated to reflect effects of inflation. Under Mexican GAAP, we restate fixed assets of non-Mexican origin based on the rate of inflation in the country of origin and the prevailing exchange rate at the balance sheet date, while under U.S. GAAP we use the Mexican inflation rate. In recent years, this has resulted in lower net income under U.S. GAAP, because Mexican inflation has exceeded the rate of depreciation of the Mexican peso against foreign currencies, particularly the U.S. dollar.

Other differences that affected net income relate to accounting for costs of pension and seniority premium plans, capitalization of interest on assets under construction, accounting for swaps and other derivatives and deferred profit-sharing. The differences in stockholders’ equity under Mexican GAAP and U.S. GAAP reflect these same matters. For a discussion of the principal differences between Mexican GAAP and U.S. GAAP, see Note 18 to our consolidated financial statements.

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

Estimated Useful Lives of Plant, Property and Equipment

We estimate the useful lives of particular classes of plant, property and equipment in order to determine the amount of depreciation expense to be recorded in each period. Depreciation expense is a significant element of our costs, amounting in 2003 to P.20,498 million, or 26.5% of our operating costs and expenses, under Mexican GAAP, and P.23,046 million, or 28.2% of our operating costs and expenses, under U.S. GAAP. See Notes 4 and 18 to our consolidated financial statements.

The estimates are based on historical experience with similar assets, anticipated technological changes and other factors, taking into account the practices of other telecommunications companies. We review estimated useful lives each year to determine whether they should be changed, and at times we have changed them for particular classes of assets. We may shorten the estimated useful life of an asset class in response to technological changes, changes in the market or other developments. This results in increased depreciation expense, and in some cases it can result in our recognizing an impairment charge to reflect a write-down in value. For example, in 2003, we reduced the useful lives of certain assets to reflect technological changes, which resulted in a P.843 million increase in depreciation expense. The same kinds of developments can also lead us to lengthen the useful life of an asset class, resulting in reduced depreciation expense. For example, in both 1999 and 2000, we lengthened the useful lives of certain categories of fixed assets.

Employee Pensions and Seniority Premiums

We recognize liabilities on our balance sheet and expenses in our income statement to reflect our obligations to pay employees under defined benefit retirement and seniority premium plans. The amounts we recognize are determined on an actuarial basis that involves many estimates. In 2003, we recognized net period cost relating to these obligations of P.4,892 million under Mexican GAAP and P.4,084 million under U.S. GAAP.

We use estimates in three specific areas that have a significant effect on these amounts: (a) the real discount rates that we use to calculate the present value of our future obligations, (b) the real rate of increase in salaries that we assume we will observe in future years and (c) the rate of return we assume our pension fund will achieve on its investments. The assumptions we have applied are identified in Note 7 (Mexican GAAP) and Note 18 (U.S. GAAP) to our consolidated financial statements. These estimates are based on our historical experience, on current conditions in the financial markets and on our judgments about the future development of our salary costs and the financial markets. We review the estimates each year, and if we change them, our reported expense for pension costs may increase or decrease.

Our liability for future pensions and seniority premiums is also affected by our estimate of the number of retired employees and our pension fund is affected by the estimated rate of return on investments. Actual results may vary from these estimates. For example, in 2003, the difference between estimated and actual number of retired employees was the main factor causing an actuarial loss of P.3,304 million. In addition, the return on investments of our pension fund amounted to a gain of P.9,756 million in 2003, compared to a previously estimated gain of P.4,564 million. As of December 31, 2003, 59.4% of fund assets consisted of peso-denominated fixed-income securities and 40.6% consisted of variable-income securities of Mexican companies. The fund has experienced volatile returns on its investments in equity securities, which resulted in net losses on plan assets in prior years. Our actuarial assumptions as of December 31, 2003 include an assumed annual return of 6.84% in real terms on plan assets.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts based on our estimates of losses we may experience because our customers or other telecommunications carriers do not pay the amounts they owe us. At December 31, 2003, the amount of the allowance was P.2,193 million. For our customers, we perform a statistical analysis based on our past experience, current delinquencies and economic trends. For carriers, we make individual estimates that may reflect our evaluation of pending disputes over amounts owed. Our allowance could prove insufficient if our statistical analysis of our customer receivables is inadequate, or if one or more carriers refuse or are unable to pay us. See Note 3 to our consolidated financial statements.

Revenues from Prepaid Telephone Cards

We recognize revenues from the sale of our prepaid telephone service cards based on our estimate of the usage of time covered by the prepaid card. We estimate the period for usage of prepaid telephone cards in accordance with available statistics that reflect the total usage of cards and the total amounts sold. The cards do not have an expiration date.

The prepaid telephone card contains a data chip that “tracks” the number of units of service the card can provide. Each time the card is used, the telephone equipment records the number of units used and reduces the number of available units on the chip. When the number of available units in the chip is reduced to zero, it ceases to function. We track the aggregate number of units sold and the aggregate number of units used, but we do not track the number of units used on a card-by-card basis.

Item 6. Directors and Officers of Registrant

Directors

Management of our business is vested in the Board of Directors. Our bylaws provide for the Board of Directors to consist of at least five directors and up to an equal number of alternate directors. A majority of the directors and a majority of the alternate directors must be Mexican nationals and elected by Mexican shareholders. Directors are elected by a majority of the holders of the AA Shares and A Shares voting together, provided that any holder or group of holders of at least 10% of the total AA Shares and A Shares is entitled to name one of such directors and one of such alternate directors, and two directors and two alternate directors are elected by a majority vote of the holders of L Shares. Each alternate director may attend meetings of the Board of Directors and vote in the absence of a corresponding director. Directors and alternate directors are elected at each annual ordinary general meeting of shareholders and each annual ordinary special meeting of holders of L Shares, and each serves until a successor is elected and takes office. Pursuant to our bylaws and Mexican law, at least 25% of our directors and 25% of our alternate directors must be independent, as defined under the Mexican Securities Market Law (Ley del Mercado de Valores). In order to have a quorum for a meeting of the Board of Directors, a majority of those present must be Mexican nationals.

Carso Global Telecom and SBC International have agreed to vote for the number of directors and alternate directors named by Carso Global Telecom and SBC International, respectively, in proportion to their respective share ownership.

Our bylaws provide that the members of the Board of Directors are appointed for terms of one year and may be reelected. Pursuant to Mexican law, members of the Board of Directors continue in their positions after the expiration of their terms if new members are not appointed. The names and positions of the current members of our Board of Directors, as of April 30, 2004, their dates of birth, and information on their principal business activities outside Telmex are as follows:

Carlos Slim Helú	Born:	1940
Honorary chairman for life	First elected:	1990
	Principal occupation:	Honorary chairman of the board of directors of Grupo Carso; chairman of the board of directors of Carso Global Telecom and América Telecom
	Other directorships and business experience:	Chairman of the board of directors of América Móvil and Grupo Financiero Inbursa; member of the board of SBC Communications

Carlos Slim Domit	Born:	1967
Chairman; chairman of	First elected:	1995
the executive committee	Term expires:	2005
	Principal occupation and other directorships:	Chairman of the board of directors of Grupo Carso and Grupo Sanborns, S.A. de C.V., and member of the board of directors of Carso Global Telecom and América Telecom
	Business experience:	President of Sanborns Hermanos

Jaime Chico Pardo	Born:	1950
Vice chairman; member of	First elected:	1990
the executive committee	Term expires:	2005
	Principal occupation:	Vice chairman and chief executive officer of Telmex

	Other principal directorships:	Vice chairman of the board of directors of Carso Global Telecom and América Telecom and director of América Móvil and Honeywell International
	Business experience:	Chief executive officer of Grupo Condumex, S.A.; president of Corporación Industrial Llantera (Euzkadi General Tire de México)

Emilio Azcárraga Jean	Born:	1968
Director	First elected:	2000
	Term expires:	2005
	Principal occupation:	President of Grupo Televisa, S.A. de C.V.
	Other directorships:	Chairman of the board of directors of Grupo Televisa, member of Consejo Mexicano de Hombres de Negocios

Antonio Cosío Ariño	Born:	1935
Director; alternate member of	First elected:	1990
the executive committee	Term expires:	2005
	Principal occupation:	General manager of Cía Industrial de Tepeji del Río, S.A. de C.V.
	Other directorships:	Chairman of the board of directors of Agrocultivos Todos Santos, S.A. de C.V., Bodegas de Santos Tomás, S.A. de C.V., Cía Inmobiliaría Cabo San Lucas, S.A. de C.V., and Grupo Hotelero Brisas, S.A. de C.V.

Amparo Espinosa Rugarcía	Born:	1941
Director	First elected:	1990
	Term expires:	2005
	Principal occupation:	President of the Center for Women’s Studies in México City

Élmer Franco Macías	Born:	1940
Director	First elected:	1990
	Term expires:	2005
	Principal occupation:	President and director of Grupo Infra, S.A. de C.V.
	Other directorships:	Director of Banco Nacional de México, S.A., Grupo Financiero Inbursa and Grupo Condumex
	Business experience:	Various positions at Grupo Infra since 1958

Ángel Losada Moreno	Born:	1955
Director	First elected:	1990
	Term expires:	2005
	Principal occupation:	Chief executive officer of Grupo Gigante, S.A. de C.V.
	Other directorships:	Vice president of the board of directors of Grupo Gigante, director of Grupo Financiero Banamex—Accival

Rómulo O’Farrill Jr.	Born:	1917
Director	First elected:	1990
	Term expires:	2005
	Principal occupation:	Chairman and general manager of Novedades Editores, S.A. de C.V.
	Other directorships:	Chairman of the board of directors of Grupo Automotriz O’Farrill y Balderrama, S.A. de C.V., Novedades de Acapulco, S.A. de C.V., Novedades de Quintana Roo, S.A. de C.V., and Distrituidores O’Farrill Puebla

Juan Antonio Pérez Simón	Born:	1941
Vice chairman; member of	First elected:	1990
the executive committee	Term expires:	2005
	Principal occupation and other directorships:	Chairman of the board of directors and member of the executive committee of Sanborns Hermanos, S.A., and member of the board of directors of América Telecom

Fernando Senderos Mestre	Born:	1950
Director	First elected:	2000
	Term expires:	2005
	Principal occupation:	Chairman of the board of directors and Chief Executive Officer of Desc, S.A. de C.V.
	Other directorships:	Director of Industrial Peñoles, S.A. de C.V., Kimberly Clark de México, S.A. de C.V., Alfa, S.A. de C.V., Grupo Televisa and Dana Corporation

Marco Antonio Slim Domit	Born:	1968
Director; alternate member of	First elected:	2002
the executive committee	Term expires:	2005
	Principal occupation and other directorships:	President and director of Grupo Financiero Inbursa
	Business experience:	Member of the board of directors of Grupo Carso, Bolsa Mexicana de Valores S.A. de C.V. and Sears Roebuck; alternate member of the board of Carso Global Telecom and América Telecom

James W. Callaway	Born:	1946
Director	First elected:	2000
	Term expires:	2005
	Principal occupation:	Group president of SBC Communications, Inc., International Operations
	Business experience:	Various positions in the wireless area within the SBC group

Richard P. Resnick	Born:	1966
Director	First elected:	2004
	Term expires:	2005
	Principal occupation:	President of SBC International Management Services, Inc.

Robert L. Henrichs	Born:	1959
Director	First elected:	2004
	Term expires:	2005
	Principal occupation:	Chief financial officer of SBC International Management Services, Inc.

Rafael Kalach Mizrahi	Born:	1946
Director	First elected:	2000
	Term expires:	2005
	Principal occupation:	Chairman and chief executive officer of Grupo Kaltex, S.A. de C.V.
	Other directorships:	Director of Grupo Carso, Sears Roebuck, S.A. de C.V., and Grupo Sanborns, S.A. de C.V.

Ricardo Martín Bringas	Born:	1960
Director	First elected:	2000
	Term expires:	2005
	Principal occupation:	Chief executive officer of Organización Soriana, S.A. de C.V.
	Other directorships:	Director of Banco Bital, S.A., Grupo Financiero Banamex—Accival, Banco Mexicano, S.A., and Home Mart de México, S.A. de C.V.

The alternate directors, as of April 29, 2004, are as follows:

First Elected Director or Alternate Director
Patrick Slim Domit	1999
Arturo Elías Ayub	2000
Jorge C. Esteve Recolons	2004
Humberto Gutiérrez-Olvera Zubizarreta	1996
Antonio Cosío Pando	2002
Ángeles Espinosa Yglesias	1993
Agustín Franco Macías	1990
Jaime Alverde Goya	1993
Antonio del Valle Ruíz	1990
José Kuri Harfush	1995
Fernando Solana Morales	2002
Eduardo Valdés Acra	2000
Carlos Bernal Verea	1990
Federico Laffan Fano	1990
Jorge A. Chapa Salazar	2002
Bernardo Quintana Isaac	1990
Francisco Medina Chávez	2002

The Secretary of the Board of Directors is Sergio F. Medina Noriega.

Of our directors and alternate directors, Élmer Franco Macías and Agustín Franco Macías are brothers; Antonio Cosío Pando is the son of Antonio Cosío Ariño; Carlos Slim Domit, Marco Antonio Slim Domit and Patrick Slim Domit are sons of Carlos Slim Helú; Arturo Elías Ayub is the son-in-law of Carlos Slim Helú; and Amparo Espinosa Rugarcía and Ángeles Espinosa Yglesias are sisters.

Executive Committee

Our bylaws provide that the executive committee may generally exercise the powers of the Board of Directors. The Board of Directors is also required to consult the executive committee before deciding on certain matters set forth in the bylaws, and the executive committee must provide its views within 10 calendar days following a request from the Board of Directors.

The executive committee is elected from among the directors and alternate directors by a majority vote of the AA Shares, A Shares and A Share ADSs voting together. Under the agreement entered into in December 2000 between Carso Global Telecom and SBC International, the executive committee consists of four members. The majority of its members must be of Mexican nationality and elected by Mexican shareholders. Carso Global Telecom and SBC International have agreed to vote for three members named by Carso Global Telecom and one member named by SBC International. The current members of the executive committee are Jaime Chico Pardo, Juan Antonio Pérez Simón and Carlos Slim Domit, all named by Carso Global Telecom and various other Mexican investors, and Richard P. Resnick, named by SBC International. The current alternate members of the executive committee are Antonio Cosío Ariño, Humberto Gutiérrez-Olvera Zubizarreta and Marco Antonio Slim Domit, all named by Carso Global Telecom and various other Mexican investors, and Robert L. Henrichs, named by SBC International.

Mexican Code of Best Corporate Practices

In January 2001, a Mexican commission of business leaders, with the support of the Mexican Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or the CNBV), issued a Code of Best Corporate Practices (Código de Mejores Prácticas Corporativas) for publicly traded Mexican companies, recommending certain actions with respect to various areas of corporate governance. Following these recommendations, in February 2001, the Board of Directors created an audit committee and an evaluation and compensation committee. The Mexican Securities Market Law was amended effective June 2001 to require that all publicly traded Mexican companies have an audit committee. In March 2003, the CNBV codified certain provisions of the Code of Best Corporate Practices, requiring among other things, increased responsibilities for audit committees. While compliance with the Code of Best Corporate Practices is voluntary, the CNBV requires companies listed on the Mexican Stock Exchange to file a report, on a yearly basis, regarding their compliance with the Code of Best Corporate Practices. Our report on compliance with the Code of Best Corporate Practices is on file with the CNBV.

Audit Committee

The audit committee consists of Antonio del Valle Ruíz (the audit committee’s chairman), Agustín Franco Macías and Rafael Kalach Mizrahi. Mr. Kalach Mizrahi is a director and Messrs. del Valle Ruíz and Franco Macías are alternate directors. Each member of the audit committee is independent, as independence is defined under the Mexican Securities Market Law. Each member of the audit committee is also independent, as audit committee member independence is defined under Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended. See Item 16A. Audit Committee Financial Expert. The audit committee operates under a written mandate adopted by our Board of Directors. A copy of the audit committee mandate is available on our web site at www.telmex.com.

The mandate of the audit committee is to establish and monitor procedures and controls to ensure that the financial information we distribute is useful, appropriate, reliable and accurately reflects our financial position. In particular, the audit committee is required to (a) select our auditors and review the scope and terms of their engagement; (b) assist the Board of Directors in supervising the performance of auditing services contracts, evaluating the services and assuring the independence and objectivity of our auditors, including ensuring that the total compensation paid to an auditing firm does not exceed 20% of its total income; (c) recommend guidelines for the preparation and distribution of our financial information and general guidelines for internal control systems (which consist of operational and financial controls that ensure that Telmex operates within the Board of Directors’ general guidelines); (d) discuss with the Board of Directors internal control systems relating to risk management and compliance with applicable laws, particularly concerning (i) disclosure of relevant information to the market, (ii) acquisition accounting, (iii) anticipated revenue recognition, (iv) restructuring charges, (v) management of reserve accounts, and (vi) accounting for derivatives and arbitrage activity; (e) ensure the existence of control mechanisms to provide that consistent unaudited financial information is presented to the Board of Directors; (f) review with the auditors the annual financial statements contained in our annual report and the quality of the accounting principles applied therein and review interim financial information to ensure that it is prepared using the same principles; (g) review the audit committee rules and, if appropriate, propose to the Board of Directors improvements designed to achieve the audit committee’s mandate; (h) report to the Board of Directors on its activities; (i) conduct an annual self evaluation of the committee’s activities aimed at achieving the committee’s objectives; (j) supervise, review and discuss the audit procedures of our internal audit department; and (k) perform any other functions the committee or the Board of Directors considers necessary to achieve the mandate. The audit committee has reviewed this Annual Report, as well as our consolidated financial statements and notes thereto included elsewhere in this Annual Report, and recommended that such financial statements be included herein. In addition, pursuant to our bylaws and Mexican law; (i) the audit committee is required to submit an annual report to the Board of Directors and (ii) the Board of Directors must seek the opinion of the audit committee regarding any transaction with a related party that is outside the ordinary course of our business.

The Audit Committee Report

A copy of the audit committee’s annual report submitted to the Board of Directors on March 10, 2004 is provided below.

To the Board of Directors of

Teléfonos de México, S.A. de C.V.

The Company’s management has the basic responsibility of issuing financial statements based on generally accepted accounting principles in Mexico, preparing financial information in a timely manner, and implementing internal control systems. The Audit Committee, on behalf of the Board of Directors of the Company, has reviewed the audited consolidated financial statements of Teléfonos de México, S.A. de C.V. and its subsidiaries as of December 31, 2003. This review included analysis and approval of policies, procedures and accounting practices of the Company and its subsidiaries. The accounting policies for the preparation of the Company’s financial information, proposed and recommended by this Committee, has the approval of the Board of Directors.

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

Based on the revisions and opinions mentioned above, the Committee recommends to the Board of Directors, that the audited consolidated financial statements of Teléfonos de México, S.A. de C.V. and its subsidiaries as of December 31, 2003, be included in the 2003 annual report, which the Company submits to the Shareholders Meeting for approval.

Additionally, the Company has an Internal Auditing Area. The internal control system has been reviewed and evaluated by the Audit Committee and in the Committee’s opinion, meets the required level of effectiveness so that the Company operates in a general control environment. The External Auditors studied, evaluated and validated the effectiveness of the internal control system in connection with their audit of the financial statements and issued a report with suggestions about such controls. The internal control system complies with the general guidelines established by the Board of Directors by recommendation of this Committee.

Finally, the Committee reports that it verified that there are controls in the Company that allow a determination about whether the Company complies with applicable legal and administrative dispositions and reviewed the respective reports regarding litigation and proceedings that in each case could represent in a risk. As a result, the Committee did not detect any significant risk that could result from the current legal situation of the Company.

Antonio del Valle Ruíz

President of the Audit Committee

Evaluation and Compensation Committee

The evaluation and compensation committee consists of Juan Antonio Pérez Simón (the evaluation and compensation committee’s chairman), Antonio Cosío Ariño and Amparo Espinosa Rugarcía. The mandate of the evaluation and compensation committee is to assist the Board of Directors in evaluating and compensating our senior executives. In particular, it is required to (a) recommend to the Board of Directors procedures for the selection and succession of our chief executive officer and our principal executives; (b) propose criteria for evaluating executive performance; (c) analyze the proposals of the chief executive officer concerning the structure and amount of compensation for our senior executives, and to raise them with the Board of Directors; (d) review new executive compensation programs and the operations of existing programs; (e) establish contracting practices to avoid excessive payments to executives; (f) assist the Board of Directors in developing appropriate personnel policies; (g) participate with the Board of Directors in developing a plan for employees to invest in our Series L Shares, and to review the implementation of such plan; (h) report to the Board of Directors on its activities; and (i) perform any other functions the Board of Directors may delegate to the evaluation and compensation committee. Each member of the evaluation and compensation committee is independent, as independence is defined under the Mexican Securities Market Law.

The Evaluation and Compensation Committee Report

A copy of the evaluation and compensation committee’s annual report submitted to the Board of Directors on March 10, 2004 is provided below.

To the Board of Directors of

Teléfonos de México, S.A. de C.V.

Based on the dispositions of the Best Corporate Practices Code, the Evaluation and Compensation Committee of Teléfonos de México, S.A. de C.V., presents a report to the Board of Directors regarding the relevant activities carried out by this Committee that, if the Board approves, is to be included in the annual report that is submitted for the consideration at the Shareholders’ Meeting where the results and activities of the Company at December 31, 2003 will be made known.

The Committee, in the exercise of the mandated functions and during the several sessions it has held, carried out the relevant activities that are mentioned below.

a)	The hiring conditions of senior executives reviewed and it was determined that they comply with the guidelines established by the Board of Directors and the Committee verified that agreed payments between the Company and executives in the event of their departure do not exist.

b)	The structure and policies used to determine compensation packages for executives and board members of the Company were reviewed and, to date, the Committee does not consider it necessary to propose any change to the Board of Directors.

Juan Antonio Pérez Simón

President of the Evaluation and

Compensation Committee

Finance and Planning Committee

The finance and planning committee consists of Fernando Solana Morales (the finance and planning committee’s chairman), Ángeles Espinosa Yglesias, Jaime Alverde Goya and Ricardo Martín Bringas. The mandate of the finance and planning committee is to assist the Board of Directors in evaluating our investment, financial and planning policies. In particular, it is required to (a) review investment policies proposed by senior management; (b) evaluate the financing policies proposed by senior management and submit them for approval by the Board of Directors; (c) participate in presentations to the Board of Directors regarding the conformity of principal proposed investments and financing transactions to our guidelines; (d) weigh in on strategic planning and assist the Board of Directors in monitoring financial projections and the concurrence of investment and financing policies with strategic objectives; (e) review annual budget assumptions and submit them for approval by the Board of Directors; (f) monitor our budget and strategic plan; (g) identify risk factors and review policies for managing those risks; and (h) perform any other functions the Board of Directors may delegate to the finance and planning committee. Each member of the finance and planning committee is independent, as independence is defined under the Mexican Securities Market Law.

The Finance and Planning Committee Report

A copy of the finance and planning committee’s annual report submitted to the Board of Directors on February 11, 2004 is provided below.

To the Board of Directors of

Teléfonos de México, S.A. de C.V.

Mr. Chairman and Board members:

The relevant issues that have been discussed in the sessions of the Finance and Planning Committee of the Board of Directors are the following:

•	We reviewed the results of the investment programs and liabilities of the Company at year-end 2003. The investments and financing complied with the policies established by the Board and achieved the projected viability.

•	We analyzed and evaluated the investment plan and the projected liabilities for 2003 and 2004 and both were within framework of the policies established by the Board, which policies are also in line with the established strategic vision of the Company.

•	Therefore, the Committee considered that the principal investments and financing for 2004 that management has planned are viable and adequate.

•	We also reviewed the figures of the financial statements at December 31, 2003, and compared them with the figures of 2002 and the 2003 budget. Additionally, we analyzed the premises and financial projections included the Company’s budget for 2004. The Committee considered that these projections are in line with the Company’s strategic plan.

•	In addition, we carried out an evaluation and verified that the strategic position of the Company is consistent with its strategic plan. We consider that this information should be included in the annual report that the Board of Directors presents to the Shareholders’ Meeting where the 2003 results will be made known in order to comply with the Best Corporate Practices Code.

Fernando Solana Morales

President of the Finance and

Planning Committee

Senior Management

As of April 29, 2004, the names, responsibilities and prior business experience of our senior officers are as follows:

Jaime Chico Pardo	Appointed:	1995
Chief Executive Officer	Business experience:	Director and member of executive committee of Telmex since 1990

Isidoro Ambe Attar	Appointed:	1997
Commercial-Corporate Market	Business experience:	Various positions at Telmex in marketing and procurement areas

Adolfo Cerezo Pérez	Appointed:	1991
Chief Financial Officer	Business experience:	Various positions in finance, including treasurer of Telmex

Javier Elguea Solís	Appointed:	1995
Dean of Inttelmex	Business experience:	Head of human resources at Telmex

Arturo Elías Ayub	Appointed:	1998
Strategic Alliances, Communications and Institutional Relations	Business experience:	Various positions at Telmex in regulation and Internet areas

Eduardo Gómez Chibli	Appointed:	1995
Technical and Long Distance	Business experience:	Various positions in technical and long distance areas at Telmex

Sergio Medina Noriega	Appointed:	1995
Legal	Business experience:	Various legal positions at Bancomer S.A. (now BBVA Bancomer) and legal director of Empresas Frisco

Jaime Pérez Gómez	Appointed:	2000
Human Resources	Business experience:	Various positions at Telmex in legal and human resources areas

Patrick Slim Domit	Appointed:	2000
Commercial-Retail Markets	Business experience:	Vice president of Grupo Carso

Héctor Slim Seade	Appointed:	1995
Support to Operations	Business experience:	Head of Fianzas Guardiana-Inbursa and Factoraje-Inbursa

Andrés R. Vázquez del Mercado Benshimol	Appointed:	1999
Investments and Strategic Development	Business experience:	Head of Marketing at Radio Móvil Dipsa, S.A. de C.V. (Telcel)

Oscar Von Hauske Solís	Appointed:	1996
Systems and Processes	Business experience:	Head of Finance at Grupo Condumex

José Covarrubias Bravo	Appointed:	1999
East Metro Division	Business experience:	Various positions at Telmex in customer service areas, General Manager of Red Uno

Darío Fernández Lizardi	Appointed:	2001
Gulf Division	Business experience:	Various positions at Telmex in the mass marketing, sales and government sales areas

Miguel Ángel González Arriaga	Appointed:	1996
West Division	Business experience:	Various positions in sales and marketing area, including General Manager of Telnor

Gerardo Leal Garza	Appointed:	1995
South Metro Division	Business experience:	General Manager of Telcel

Francisco Niembro González	Appointed:	2003
West Metro Division	Business experience:	General Manager of Telnor, various positions at Telmex including positions in long distance network development

Hiram Ontiveros Medrano	Appointed:	2002
Northwest Division	Business experience:	Various positions at Telmex, including positions in commercial and engineering areas

Raymundo Paulín Velasco	Appointed:	1997
Northeast Division	Business experience:	Various positions at Telmex, including positions in commercial and telephone operations areas

Jorge Luis Suástegui Esquivel	Appointed:	1997
Center Division	Business experience:	Various positions at Telmex, including positions in the engineering, construction and telephone operations areas

Miguel Ángel Vera García	Appointed:	1997
Southeast Division	Business experience:	Manager in regional and operations areas at Telmex

Luis Villanueva Gómez	Appointed:	2003
Telnor	Business experience:	Various positions at Telmex in the engineering and engineering standards area

Gerardo Zozaya	Appointed:	2001
North Division	Business experience:	Various positions at Telmex in mass marketing and network construction areas

Héctor Slim Seade is the nephew of Carlos Slim Helú.

Statutory Auditors

Under our bylaws, the holders of a majority of the outstanding AA Shares and A Shares voting together may elect one or more statutory auditors (comisarios) and corresponding alternate statutory auditors. The primary role of the statutory auditors is to report to the holders of AA Shares and A Shares at the annual ordinary general meeting regarding the accuracy of the financial information presented to such holders by the Board of Directors. The statutory auditors are also authorized to, among other things, (1) call ordinary or extraordinary general shareholders’ meetings, (2) place items on the agenda for meetings of shareholders or the Board of Directors, (3) attend meetings of shareholders or the Board of Directors and (4) generally monitor our affairs. The statutory auditors also receive monthly reports from the Board of Directors regarding material aspects of our affairs, including our financial condition. The current statutory auditor and alternate statutory auditor are:

	Position	First Elected
Alberto Tiburcio Celorio	Statutory Auditor	1993
Fernando Espinosa López	Alternate Statutory Auditor	2001

Compensation of Directors and Officers

For the year ended December 31, 2003, the aggregate compensation of all of our directors, alternate directors and executive officers paid for services in all capacities was approximately P.81.5 million. Each director or alternate director received an average fee of P.41.7 thousand (nominal) for each meeting of the Board of Directors attended in 2003. Members of committees of the Board of Directors received an average fee of P.11.7 thousand (nominal) for each committee meeting attended in 2003.

In addition, we have set aside 50 million repurchased L Shares on which we may grant options to our executive officers. In September 2001, we granted options to purchase an aggregate of 11.3 million L Shares at P.11.17 per L Share. In January 2003, we granted options to purchase an aggregate of 11.7 million L Shares at P.11.17 per L Share. In January 2004, we granted options to purchase an aggregate of 9.0 million L Shares at P.13.45 per L Share. The options are exercisable over a period of nearly four years from the date of the grant. In accordance with Mexican GAAP, we do not recognize any compensation expense as a result of granting stock options to our executive officers.

Share ownership of Carlos Slim Helú and certain members of his immediate family is set forth in Item 7. Major Shareholders and Related Party Transactions—Major Shareholders. Except as discussed therein, none of our other directors, alternate directors or executive officers is the beneficial owner of more than 1% of any class of our capital stock.

Employees

We are one of the largest non-governmental employers in Mexico. The following table sets forth the number of employees and a breakdown of employees by main category of activity and geographic location as of the end of each year in the three-year period ended December 31, 2003.

	December 31,
	2003	2002	2001
End-of-period number of employees	62,103	63,775	67,550
Employees by category of activity:
Local	40,353	41,519	42,390
Long distance	7,405	7,482	7,679
Other	14,345	14,774	17,481
Employees by geographic location:
Mexico	62,103	63,775	67,550

At December 31, 2003, the Telephone Workers’ Union of Mexico (known by its Spanish acronym, STRM) represented approximately 73.2% of our employees, and members of other unions represented approximately 8.3% of our employees. All management positions are held by non-union employees. Salaries and certain benefits for unionized personnel are renegotiated every year and the collective bargaining agreements with our unionized employees are renegotiated every two years. In April 2004, we and the STRM agreed to a 4.5% nominal increase in basic wages and a 2.6% nominal increase in benefits.

We consider our current relations with our workforce to be good. Under Mexican law, the unions have a right of first refusal if we sell or transfer any of our assets and the Mexican government does not exercise its right of first refusal.

Under our labor agreements and Mexican labor law, we are obligated to pay seniority premiums to retiring employees and pension and death benefits to retired employees. Pension benefits are determined on the basis of compensation to employees in their final year of employment, their seniority, and their age at the time of retirement. Retirees are entitled to receive pension increases whenever salary increases are granted to current employees. In 1990, we funded a specific trust to cover these obligations. We make annual contributions to the fund, which totaled P.7,996 million in 2003, P.5,135 million in 2002 and P.5,380 million in 2001. At December 31, 2003, the pension fund had a total market value of P.79,381 million.

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The AA Shares represented 33.4% of the total capital stock and 94.0% of the full voting shares (AA shares and A Shares) as of June 16, 2004. The AA Shares are owned by (1) Carso Global Telecom, (2) SBC International, a subsidiary of the U.S. telecommunications company SBC Communications, Inc., and (3) various other Mexican investors. Carso Global Telecom holds interests in telecommunications and was spun off from Grupo Carso in 1996. Carso Global Telecom may be deemed to control us. According to reports of beneficial ownership of our shares filed with the SEC, Carso Global Telecom is controlled by Mr. Carlos Slim Helú and members of his immediate family.

Carso Global Telecom and SBC International are parties to an agreement entered into in December 2000 providing for certain matters relating to their ownership of AA Shares. Among other things, the agreement subjects certain transfers of AA Shares by either party to a right of first offer in favor of the other party, although the right of first offer does not apply to the conversion of AA Shares to L Shares, as permitted by our bylaws, or the subsequent transfer of L Shares. The agreement also provides for the composition of the Board of Directors and the executive committee (see Item 6. Directors and Officers of Registrant—Directors and Item 6. Directors and Officers of Registrant—Executive Committee) and for each party to enter into a Management Services Agreement with us (see —Related Party Transactions).

The following table identifies each owner of five percent or more of any class of our shares, as of June 16, 2004. Except as described below, we are not aware of any holder of five percent or more of any class of our shares.

	AA Shares(1)		A Shares(2)		L Shares(3)		Percent of voting shares(4)
	Shares (millions)	Percent of class	Shares (millions)	Percent of class	Shares (millions)	Percent of class
Carso Global Telecom(5)	3,000.0	73.8%	46.0	17.8%	1,484.3	19.0%	70.5%
SBC International(5)	899.7	22.1%	—	—	—	—	20.8%

Brandes Investment Partners, L.L.C.(6)	—	—	—	—	587.2	7.5%	—
Franklin Resources, Inc.(6)	—	—	—	—	512.9	6.6%	—

(1)	As of June 16, 2004, there were 4,063 million AA Shares outstanding, representing 94.0% of the total full voting shares (AA Shares and A Shares).
(2)	As of June 16, 2004, there were 259 million A Shares outstanding, representing 6.0% of the total full voting shares (AA Shares and A Shares).
(3)	As of June 16, 2004, there were 7,828 million L Shares outstanding.
(4)	AA Shares and A Shares.
(5)	Holders of AA Shares and A Shares are entitled to convert a portion of these Shares to L Shares, subject to the restrictions set forth in our bylaws. See Item 10. Additional Information—Bylaws.
(6)	Derived from reports of beneficial ownership of our shares filed with the SEC.

The following table sets forth the share ownership, as of June 16, 2004, of our officers and directors who own more than 1% of any class of our capital stock. Mr. Carlos Slim Helú, together with certain members of his immediate family, may be deemed to share beneficial ownership of 3,000 million AA Shares and 46.0 million A Shares held by Carso Global Telecom and 1,502.8 million L Shares held by Carso Global Telecom and other companies that are under common control with us. Except as provided below, none of our directors, alternate directors or executive officers is the beneficial owner of more than 1% of any class of our capital stock.

	AA Shares(1)		A Shares(1)		L Shares(1)		Percent of voting shares(2)
	Shares (millions)	Percent of class	Shares (millions)	Percent of class	Shares (millions)	Percent of class
Carlos Slim Helú(3)	3,000.0	73.8%	46.0	17.8%	1,502.8	19.2%	70.5%
Carlos Slim Domit(4)	3,000.0	73.8%	46.0	17.8%	1,502.7	19.2%	70.5%
Marco Antonio Slim Domit(5)	3,000.0	73.8%	46.0	17.8%	1,502.7	19.2%	70.5%
Patrick Slim Domit(6)	3,000.0	73.8%	46.0	17.8%	1,502.7	19.2%	70.5%
Antonio Cosío Ariño	65.2	1.6%	—	—	—	—	1.5%

(1)	Holders of AA Shares and A Shares are entitled to convert a portion of these Shares to L Shares, subject to the restrictions set forth in our bylaws. See Item 10. Additional Information—Bylaws.
(2)	AA Shares and A Shares.
(3)	Includes 40,000 A shares and 60,000 L Shares owned directly by Carlos Slim Helú.
(4)	Includes 8,132 L Shares owned directly by Carlos Slim Domit.
(5)	Includes 8,132 L Shares owned directly by Marco Antonio Slim Domit.
(6)	Includes 8,134 L Shares owned directly by Patrick Slim Domit.

At December 31, 2003, 83.2% of our outstanding L Shares were represented by L Share ADSs, each representing the right to receive 20 L Shares, and 99.9% of the L Share ADSs were held by 15,945 holders (including The Depository Trust Company) with registered addresses in the United States. In November 2000, we established a sponsored ADS program for the A Share ADSs. 28.7% of our A Shares were held in the form of A Share ADSs at December 31, 2003, each representing the right to receive 20 A Shares and there were 4,471 holders (including The Depository Trust Company) with registered addresses in the United States.

We have no information concerning holders with registered addresses in the United States that hold:

•	A Shares;

•	L Shares not represented by ADSs; or

•	A Share ADS that are held under the unsponsored A Share ADS programs, which pre-date the establishment of the sponsored program, and have not been exchanged for ADSs issued under such sponsored program. See Item 9. The Offer and Listing—Trading Market.

We purchase our shares on the Mexican Stock Exchange from time to time up to a specified maximum aggregate value authorized by the holders of AA Shares and A Shares and our Board of Directors. In 2003, we purchased 668.3 million L Shares and 3.9 million A Shares, representing 5.2% of the shares outstanding at the beginning of 2003, with an aggregate value of P.11,482 million. As of March 1, 2004, we are authorized to purchase shares with an aggregate value of up to P.12 billion.

Since January 1, 1997, Carso Global Telecom has purchased A Shares and L Shares on the open market from time to time. In percentage terms, the ownership position of Carso Global Telecom has also increased as a result of our repurchase of our own shares. Carso Global Telecom’s percentage ownership of the A Shares was 15.8% on January 1, 2002, 15.9% on January 1, 2003, and 17.4% on January 1, 2004. Carso Global Telecom’s percentage ownership of the L Shares was 12.7% on January 1, 2002, 13.4% on January 1, 2003, and 17.0% on January 1, 2004. In June 2001, Carso Global Telecom converted 500 million L Shares to AA Shares, raising its total ownership of AA Shares to 3,000 million.

RELATED PARTY TRANSACTIONS

General

We engage in a variety of transactions in the ordinary course of business with affiliates. Pursuant to our bylaws and Mexican law, the audit committee of our Board of Directors must express an opinion on, and our Board of Directors has exclusive power to approve, any transaction with a related party that is outside the ordinary course of our business.

Our transactions with affiliates include purchasing network construction services and materials from a subsidiary of Grupo Condumex, S.A. de C.V. and insurance and bank services from Grupo Financiero Inbursa. In addition, we sell network construction materials to Grupo Condumex and provide certain services to Grupo Carso and Grupo Financiero Inbursa. Grupo Condumex and Grupo Financiero Inbursa are under common control with Carso Global Telecom, and several of their directors are also members of our Board of Directors. See Item 6. Directors and Officers of Registrant—Directors. The aggregate amount of our purchases from affiliates was P.7,632 million in 2003, P.7,566 million in 2002 and P.9,000 million in 2001. The aggregate amount of our sales to these affiliates was P.651.9 million in 2003, P.556.6 million in 2002 and P.494.6 million in 2001. We believe that the prices paid in these transactions are comparable to those that would be obtained in arms’ length negotiations with unaffiliated parties.

From time to time we make investments together with affiliated companies, sell our investments to affiliates and buy investments from affiliates, as described below.

•	In April 2001, we sold our subsidiary Kb/Tel to a subsidiary of Grupo Carso for U.S.$4.2 million.

•	In June 2001, we acquired a 45% interest in Telvista, Inc., a U.S. telemarketing company, for U.S.$47.0 million. We made this investment together with our affiliates, the other shareholders of Telvista, América Móvil (45%) and Grupo Carso (10%).

•	In April 2004, we acquired a 60% indirect interest in Techtel-LMDS Comunicaciones Interactivas, S.A. from América Móvil for U.S.$75 million.

•	We own a 50% interest in Technology and Internet L.L.C., a company that invests in e-commerce enterprises in the United States and Latin America. We made this investment together with our affiliates, América Móvil (40.3%) and Grupo Financiero Inbursa (9.7%).

•	We own approximately 25.6 million shares of common stock of MCI, which represents approximately 8.1% of MCI’s outstanding common stock. Other parties that may be deemed to be under common control with us hold an additional interest of approximately 5.7% of MCI’s outstanding common stock.

We also pay fees to Carso Global Telecom and SBC International for consulting and management services, pursuant to agreements with each party negotiated on behalf of us by a special committee of directors unaffiliated with any of the parties. The current agreements with Carso Global Telecom and SBC International were renewed on January 1, 2003 on substantially similar terms to prior agreements. We paid to both companies an aggregate amount of U.S.$29 million in 2003, U.S.$29 million in 2002 and U.S.$30 million in 2001.

We are working with Grupo Financiero Inbursa on the continued joint development and promotion of the Count on Telmex card. See Item 4. Information on the Company—Public Telephony. With respect to the debit feature of the card, Grupo Financiero Inbursa manages the cash balances, and we and Grupo Financiero Inbursa divide the related earnings and costs. With respect to the credit feature of the card, Grupo Financiero Inbursa is responsible for, and bears all risks related to, the credit card operations. We are responsible for basic logistical support and invoicing and collection services in connection with the card.

We have made substantial contributions to the Telmex Foundation, which is controlled by a committee, the chairman of which is Mr. Carlos Slim Helú. See Item 4. Information on the Company—Telmex—The Telmex Foundation. We contributed P.549.5 million in 2001. We did not contribute to the Telmex Foundation in 2003 or 2002 and do not expect to contribute to the Telmex Foundation in 2004.

Transactions between Telmex and América Móvil

América Móvil has or has had in recent periods a variety of contractual relationships with us and with our subsidiaries. These include agreements arising out of the spin-off, certain transitional arrangements and continuing commercial relationships.

Continuing Commercial Relationships

Because both we and Telcel, the leading wireless operator that we spun off to América Móvil in 2000, provide telecommunications services in the same geographical markets, we have extensive operational relationships. These include interconnection between our respective networks; use of facilities, particularly for the co-location of equipment on premises we own; use by Telcel of our private circuits; and use by each of the services provided by the other. These operational relationships are subject to a variety of agreements, which for the most part were in place prior to the spin-off and were not significantly modified as a result of the spin-off. Many of them are also subject to specific regulations governing all telecommunications operators. Interconnection fees represent the largest component of amounts paid under these agreements. In 2003, the aggregate amount we paid Telcel for interconnection fees totaled P.9,041 million, and the aggregate amount paid to us by Telcel totaled P.3,401 million. The terms of the arrangements with Telcel are generally similar to those on which each company does business with other, unaffiliated parties.

In addition, we distribute Telcel’s handsets and prepaid cards on commercial terms similar to those given to other cellular distributors.

Implementation of the Spin-off

The separation of América Móvil from us and the transfer of equity, assets and liabilities to América Móvil were effected by the action taken at our extraordinary shareholders’ meeting held on September 25, 2000. Neither we nor América Móvil has made any promises to the other regarding the value of any of the assets América Móvil received in the spin-off. Under the shareholder resolution adopted at the meeting, América Móvil is obligated to indemnify us against any liability, expense, cost or contribution asserted against us that arises out of the assets owned directly or indirectly by Sercotel, the subsidiary whose shares were transferred to América Móvil in the spin-off.

Contingent Liabilities

Under Mexican law, we were jointly and severally liable for any obligations transferred to América Móvil pursuant to the spin-off for a period of three years ending on September 25, 2003. In conjunction with the spin-off, we undertook contractual commitments to support certain of the subsidiaries and investments that were transferred to América Móvil in the spin-off. One of these commitments remains, and we cannot be released from this commitment without the consent of the beneficiary. This commitment is described in Item 5. Operating and Financial Review and Prospects—Contingent Liabilities.

Item 8. Financial Information

CONSOLIDATED FINANCIAL STATEMENTS

See Item 18. Financial Statements and pages F-1 through F-46.

LEGAL PROCEEDINGS

There were a number of pending proceedings before the Mexican courts in which we or our competitors had challenged determinations or regulations issued by Cofetel, most of which were withdrawn as a result of December 2000 agreements with certain competitors. These are described in Item 4. Information on the Company—Regulation. We are also involved in legal proceedings in the ordinary course of our business, none of which is material. In addition, we are in the process of appealing various proceedings brought by our competitors alleging anticompetitive practices by us before competition authorities in Mexico. The proceedings could result in fines by the authorities and subsequent civil actions by our competitors, but we believe that a negative outcome of these proceedings would not be material on an aggregate basis. See Item 4. Information on the Company—Regulation.

The Mexican Social Security Institute (Instituto Mexicano del Seguro Social) conducted an audit of our social security obligations for the period from 1997 through 2001. Following the audit, we were ordered to pay a total of approximately P.330 million (nominal value) consisting of past due obligations, penalties and accrued interest as of July 2, 2003. We have appealed these rulings to the Federal Administration and Taxation Court (Tribunal Federal de Justicia Fiscal y Administrativa) and, in accordance with Mexican law, have deposited a bond guaranteeing the amount alleged to be owed. Although we believe the basis for our appeal is well founded, there can be no assurance that we will prevail.

DIVIDENDS

We have paid cash dividends on our shares each year since 1958. The table below sets forth the nominal amount of dividends paid per share in each year indicated, in pesos and translated into U.S. dollars at the exchange rate on each of the respective payment dates.

Year ended December 31,	Pesos per Share		Dollars per Share
2003	P.	0.6050	U.S.$	0.0555
2002		0.5450		0.0559
2001		0.4900		0.0529
2000		0.4450		0.0424
1999		0.3875		0.0412

Since 1998, we have paid dividends quarterly. The dividends from earnings in a given year are determined at the annual meeting of shareholders in April of the following year, and paid in June, September and December of such following year and in March of the year after that. In April 2002, we declared a dividend of P.0.56 per share, which we paid in equal installments of P.0.14 per share in June 2002, September 2002, December 2002 and March 2003. In April 2003, we declared a dividend of P.0.620 per share, which we paid in equal installments of P.0.155 per share in June 2003, September 2003, December 2003 and March 2004. In April 2004, we declared a dividend of P.0.680 per share, which will be payable in equal installments of P.0.170 per share in June 2004, September 2004, December 2004 and March 2005.

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

Item 9. The Offer and Listing

TRADING MARKET

The L Share ADSs, each representing 20 L Shares of Telmex, are issued by Morgan Guaranty Trust Company of New York, or the Depositary, as depositary for the L Share ADSs. The L Share ADSs are traded on the New York Stock Exchange and listed on the Frankfurt Stock Exchange, and the L Shares are traded on the Mexican Stock Exchange and listed on the Mercado de Valores Latinoamericano (Latibex) in Madrid, Spain.

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

	Mexican Stock Exchange		New York Stock Exchange
	(pesos per L Share)		(U.S. dollars per L Share ADS)
	High	Low	High		Low
Annual highs and lows
2003	P. 19.05	P. 14.95	U.S.$	34.49	U.S.$	28.81
2002	18.62	13.18		41.05		26.70
2001	16.90	13.79		37.04		27.48
2000	35.30	20.10		76.31		42.31
1999	26.50	11.20		56.35		21.13

Quarterly highs and lows
2004:
First quarter	P. 19.55	P. 18.39	U.S.$	35.71	U.S.$	33.11
2003:
First quarter	18.24	15.76		34.49		28.81
Second quarter	17.19	14.95		32.35		29.14
Third quarter	17.28	15.69		32.30		30.03
Fourth quarter	19.05	16.95		33.86		30.08
2002:
First quarter	18.62	16.26		41.05		35.73
Second quarter	18.55	15.32		40.35		30.66
Third quarter	15.60	13.18		31.81		26.70
Fourth quarter	16.94	14.80		32.92		29.20

Monthly highs and lows
2004:
January	P. 19.52	P. 18.39	U.S.$	35.71	U.S.$	33.11
February	19.54	18.56		35.55		33.70
March	19.55	18.52		35.71		33.70
April	20.70	19.48		36.81		34.14
May	19.99	18.34		34.95		31.60
2003:
December	19.05	18.22		33.46		32.22

The table below sets forth, for the periods indicated, the reported high and low sales prices for the A Shares on the Mexican Stock Exchange and the high and low bid prices for A Share ADSs published by NASDAQ. Bid prices published by NASDAQ for the A Share ADSs are inter-dealer quotations and may not reflect actual transactions. Prices have not been restated in constant currency units.

	Mexican Stock Exchange		NASDAQ
	(pesos per A Share)		(U.S. dollars per A Share ADS)
	High	Low	High		Low
Annual highs and lows
2003	P. 19.00	P. 14.95	U.S.$	34.50	U.S.$	28.51
2002	18.56	13.00		41.00		26.50
2001	16.88	13.86		36.80		26.86
2000	35.80	20.80		3.75		2.09
1999	26.80	11.10		2.86		1.00

Quarterly highs and lows
2004:
First quarter	P. 19.50	P. 18.40	U.S.$	35.46	U.S.$	33.00
2003:
First quarter	18.10	15.67		34.50		28.51
Second quarter	17.10	14.95		32.25		29.00
Third quarter	17.20	15.66		32.49		29.70
Fourth quarter	19.00	16.98		33.70		29.86
2002:
First quarter	18.56	16.19		41.00		35.52
Second quarter	18.45	15.22		40.04		30.10
Third quarter	15.55	13.00		31.40		26.50
Fourth quarter	16.93	14.50		32.65		29.15

TRADING ON THE MEXICAN STOCK EXCHANGE

The Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A. de C.V.), located in Mexico City, is the only stock exchange in Mexico. Founded in 1907, it is organized as a corporation whose shares are held by 26 brokerage firms, which are exclusively authorized to trade on the Mexican Stock Exchange. Trading on the Mexican Stock Exchange takes place principally through automated systems, which are open between the hours of 8:30 a.m. and 3:00 p.m., Mexico City time, each business day. Trades in securities listed on the Mexican Stock Exchange can also be effected off the Exchange. The Mexican Stock Exchange operates a system of automatic suspension of trading in shares of a particular issuer as a means of controlling excessive price volatility, but under current regulations this system does not apply to securities such as the A Shares or the L Shares that are directly or indirectly (for example, through American Depositary Shares) quoted on a stock exchange (including for these purposes NASDAQ) outside Mexico.

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

Item 10. Additional Information

BYLAWS

Set forth below is a brief summary of certain significant provisions of our bylaws and Mexican law. The full text of our bylaws has been filed as an exhibit to this Annual Report. For a description of the provisions of our bylaws relating to our Board of Directors, committees of the Board of Directors and statutory auditors, see Item 6. Directors and Officers of Registrant.

On March 19, 2003, the CNBV published new general rules (the Rules) for issuers, which codify the principal rules applicable to issuers and public offerings. The Rules increased the obligations and responsibilities of the audit committee by requiring the committee’s opinion to delist or cancel the registration of the shares of a company and to authorize any changes to the accounting policies and practices, among other important provisions.

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

AA Shares and A Shares have full voting rights. Holders of L Shares may vote only in limited circumstances as described under —Voting Rights. The rights of holders of all series of capital stock are otherwise identical except for limitations on non-Mexican ownership of AA Shares. The AA Shares, which must always represent at least 51% of the combined AA Shares and A Shares, may be owned only by holders that qualify as Mexican investors as defined in the Foreign Investment Law and our bylaws. See —Limitations on Share Ownership.

Each AA Share or A Share may be exchanged at the option of the holder for one L Share, provided that the AA Shares may never represent less than 20% of our outstanding capital stock or less than 51% of our combined AA Shares and A Shares. As of December 31, 2003, the AA Shares represented 34.2% of our outstanding capital stock and 94.0% of our combined AA Shares and A Shares.

Each L Share is exchangeable at the option of the holder for one AA Share by delivering the L Share certificate to our treasury for cancellation and receiving the corresponding AA Share certificate. The right to exchange is subject to limitations on non-Mexican ownership of AA Shares and to the requirement that the AA Shares and A Shares together may never represent more than 51% of our outstanding capital stock. As of December 31, 2003, the AA Shares and A Shares together represented 36.3% of our outstanding capital stock.

Voting Rights

Each AA Share and A Share entitles the holder thereof to one vote at any meeting of our shareholders. Each L Share entitles the holder to one vote at any meeting at which holders of L Shares are entitled to vote. Holders of L Shares are entitled to vote only to elect two members of the Board of Directors and the corresponding alternate directors and on the following matters:

•	the extension of Telmex’s term of duration;

•	the transformation of Telmex from one type of company to another;

•	any merger in which Telmex is not the surviving entity or any merger with an entity whose principal corporate purposes are different from those of Telmex;

•	removal of our shares from listing on the Mexican Stock Exchange or any foreign stock exchange; and

•	any action that would prejudice the rights of holders of L Shares.

A resolution on any of the specified matters requires the affirmative vote of both a majority of all outstanding shares and a majority of the AA Shares and the A Shares voting together.

Under Mexican law, holders of shares of any series are also entitled to vote as a class on any action that would prejudice the rights of holders of shares of such series and a holder of shares of such series would be entitled to judicial relief against any such action taken without such a vote. The determination whether an action requires a class vote on these grounds would initially be made by the Board of Directors or other party calling for shareholder action. A negative determination would be subject to judicial challenge by an affected shareholder, and a court would ultimately determine the necessity for a class vote. There are no other procedures for determining whether a proposed shareholder action requires a class vote, and Mexican law does not provide extensive guidance on the criteria to be applied in making such a determination.

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

Holders of 20% of our outstanding capital stock may have any shareholder action set aside by filing a complaint with a court of law within 15 days after the close of the meeting at which such action was taken and showing that the challenged action violates Mexican law or our bylaws. In addition, any holder of our capital stock may bring an action at any time within five years challenging any shareholder action. Relief under these provisions is only available to holders:

•	who were entitled to vote on, or whose rights as shareholders were adversely affected by, the challenged shareholder action; and

•	whose shares were not represented when the action was taken or, if represented, were voted against it.

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

Dividend Rights

At the annual ordinary general meeting of holders of AA Shares and A Shares, the Board of Directors submits our financial statements for the previous fiscal year, together with a report thereon by the Board of Directors, to the holders of AA Shares and A Shares for approval. The holders of AA Shares and A Shares, once they have approved the financial statements, determine the allocation of our net profits for the preceding year. They are required by law to allocate 5% of such net profits to a legal reserve, which is not thereafter available for distribution except as a stock dividend, until the amount of the legal reserve equals 20% of our capital stock. The remainder of net profits is available for distribution.

All shares outstanding at the time a dividend or other distribution is declared are entitled to participate in such dividend or other distribution.

Limitation on Capital Increases

Our bylaws require that any capital increase be represented by new shares of each series in proportion to the number of shares of each series outstanding.

Preemptive Rights

In the event of a capital increase, a holder of existing shares of a given series has a preferential right to subscribe for a sufficient number of shares of the same series to maintain the holder’s existing proportionate holdings of shares of that series. Preemptive rights must be exercised within 30 calendar days following the publication of notice of the capital increase in the Diario Oficial (Official Gazette) and a newspaper of general circulation in Mexico City. Under Mexican law, preemptive rights cannot be traded separately from the corresponding shares that give rise to such rights. As a result, there is no trading market for the rights in connection with a capital increase. Holders of ADSs may exercise preemptive rights only through the depositary. We are not required to take steps that may be necessary to make this possible.

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

Foreign states are prohibited under the General Communications Law from directly or indirectly owning shares of Telmex. The Telecommunications Regulations provide, however, that foreign state-owned enterprises organized as separate entities with their own assets may own minority interests in Telmex or any number of shares with limited voting rights. Ownership of A Shares or L Shares by such foreign state-owned companies, or by pension or retirement funds organized for the benefit of employees of state, municipal or other Mexican governmental agencies, is not considered direct or indirect ownership by foreign states for the purposes of the General Communications Law.

Restrictions on Certain Transactions

Our bylaws provide that any acquisition or transfer by us of more than 10% of our issued and outstanding shares, effected in one or more transactions by any person or group of persons acting in concert, requires prior approval by our Board of Directors.

Restrictions on Deregistration in Mexico

Our shares are registered with the National Registry for Securities, as required under the Securities Market Law and regulations issued by the CNBV. If we wish to cancel our registration, or if it is cancelled by the CNBV, the stockholders having the majority of the ordinary shares or that may, on any basis, impose decisions at shareholders’ meetings, or appoint the majority of the Board of Directors of Telmex at that time will be required to make a public offer to purchase all outstanding shares prior to such cancellation. Unless the CNBV authorizes otherwise, the offer price will be the higher of: (i) the average of the closing price during the previous 30 days on which the shares may have been quoted, or (ii) the book value of the shares in accordance with the most recent quarterly report submitted to the CNBV and to the Mexican Stock Exchange. In order to comply with the Rules, at the extraordinary shareholders’ meeting held in April 30, 2003, we amended certain articles of our bylaws. Some of the amendments were made to comply with certain new requirements for the delisting and cancellation of the registration of the shares of the company. As a result, our bylaws now provide that if, after the public offer is concluded, there are still outstanding shares held by the general public, the shareholders that control Telmex will be required to create a trust for a period of six months, into which such controlling shareholders will be required to contribute funds in an amount sufficient to purchase, at the same price as the offer price, the number of outstanding shares held by the general public. Within the five days prior to the commencement of the public offer, after taking into account the opinion of the audit committee, our Board of Directors must publish its opinion regarding the offer price.

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

Other Provisions

Variable capital. We are permitted to issue shares constituting fixed and variable capital. All of our outstanding shares of capital stock constitute fixed capital. The issuance of variable-capital shares, unlike the issuance of fixed-capital shares, does not require an amendment of the bylaws, although it does require a majority vote of the AA Shares and the A Shares. Under Mexican law and our bylaws, if we issued variable-capital shares, any holder of such shares would be entitled to redeem them at the holder’s option at any time at a redemption price equal to the lower of:

•	95% of the average market value of such shares on the Mexican Stock Exchange for 30 trading days preceding the date on which the exercise of the option is effective; and

•	the book value of such shares at the end of the fiscal year in which the exercise of the option is effective.

If the option is exercised during the first three quarters of a fiscal year, it is effective at the end of the next succeeding fiscal year. The redemption price would be payable following the annual ordinary general meeting of holders of AA Shares and A Shares at which the relevant annual financial statements were approved.

Forfeiture of shares. As required by Mexican law, our bylaws provide that “any alien who at the time of incorporation or at any time thereafter acquires an interest or participation in the capital of the corporation shall be considered, by virtue thereof, as Mexican in respect thereof and shall be deemed to have agreed not to invoke the protection of his own government, under penalty, in case of breach of such agreement, of forfeiture to the nation of such interest or participation.” Under this provision, a non-Mexican shareholder is deemed to have agreed not to invoke the protection of his own government by asking such government to interpose a diplomatic claim against the Mexican government with respect to the shareholder’s rights as a shareholder, but is not deemed to have waived any other rights he may have, including any rights under the U.S. securities laws, with respect to his investment in Telmex. If the shareholder invokes such governmental protection in violation of this agreement, its shares could be forfeited to the Mexican government. Mexican law requires that such a provision be included in the bylaws of all Mexican corporations unless such bylaws prohibit ownership of shares by non-Mexican persons.

Exclusive jurisdiction. Our bylaws provide that legal actions relating to the execution, interpretation or performance of the bylaws shall be brought only in Mexican federal courts.

Duration. Telmex’s existence under the bylaws is 100 years from the date of the public deed in which its incorporation is evidenced.

Purchase of our own shares. According to the bylaws, we may repurchase our shares on the Mexican Stock Exchange at any time at the then prevailing market price. Any such repurchase must be made in compliance with the policies established by the Board of Directors, and the amount of shares to be repurchased must be approved by the general ordinary shareholders’ meeting. The shareholders’ meeting approves the maximum amount of funds that may be used during the year for the repurchase of shares. The ordinary shareholders’ meeting held on March 1, 2004 approved up to P.12 billion to be used for share repurchases during 2004. Such funds may be used during 2004 for the repurchase of shares through the Mexican Stock Exchange. In the event that we repurchase shares, our shareholders’ equity will be reduced automatically in an amount equal to the assumed par value of each repurchased share. However, if repurchased shares are held as treasury stock, our capital stock will be reduced automatically in an amount equal to the assumed par value of each repurchased share, pending future sales thereof on the Mexican Stock Exchange or cancellation. Our capital stock is automatically increased upon the resale of such shares in an amount equal to their assumed par value. The economic and voting rights corresponding to repurchased shares may not be exercised during the period in which we own such shares, and such shares are not deemed to be outstanding for purposes of calculating any quorum or vote at any shareholders’ meeting during such period.

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

Rights of Shareholders

The protections afforded to minority shareholders under Mexican law are different from those in the United States and many other jurisdictions. The substantive law concerning fiduciary duties of directors has not been the subject of extensive judicial interpretation in Mexico, unlike many states in the United States where duties of care and loyalty elaborated by judicial decisions help to shape the rights of minority shareholders. Mexican civil procedure does not contemplate class actions or shareholder derivative actions, which permit shareholders in U.S. courts to bring actions on behalf of other shareholders or to enforce rights of the corporation itself. Shareholders cannot challenge corporate action taken at a shareholders’ meeting unless they meet certain procedural requirements, as described above under —Shareholders’ Meetings. As a result of these factors, in practice it may be more difficult for our minority shareholders to enforce rights against us or our directors or controlling shareholders than it would be for shareholders of a U.S. company.

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

CERTAIN CONTRACTS

We are party to agreements to acquire telecommunications-related businesses outside Mexico. These are described in Item 4. Information on the Company—Telmex—Investments and Recent Acquisitions.

We are party to concession agreements that authorize us to provide certain telecommunications services on specific terms. These are described in Item 4. Information on the Company—Regulation.

Our agreements with related parties are described in Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.

EXCHANGE CONTROLS

Mexico has had a free market for foreign exchange since 1991, and the Mexican government has allowed the peso to float freely against the U.S. dollar since December 1994. There can be no assurance that the Mexican government will maintain its current foreign exchange policies. See Item 3. Key Information—Exchange Rates.

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

The Convention for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion and a Protocol thereto between the United States and Mexico entered into force on January 1, 1994 and has been amended recently by an additional protocol that entered into force on July 3, 2003 (the “Tax Treaty”). The United States and Mexico have also entered into an agreement concerning the exchange of information with respect to tax matters.

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

For purposes of Mexican taxation, the definition of residency is highly technical and residency results in several situations. Generally, an individual is a resident of Mexico if he or she has established his or her home in Mexico, and a corporation is considered a resident if it is incorporated under the laws of Mexico or it has its center of interests in Mexico. However, any determination of residence should take into account the particular situation of each person or legal entity.

Tax Treaties

Provisions of the Tax Treaty that may affect the taxation of certain U.S. holders (as defined in —U.S. Federal Income Tax Considerations) are summarized below.

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

Taxation of Dispositions

Under current Mexican law and regulations, there is no basis for the Mexican tax authorities to impose taxes on income realized by a nonresident holder from a disposition of shares or ADSs, provided that (i) the transaction is carried out through (a) the Mexican Stock Exchange, (b) other securities exchanges or markets approved by the Mexican Ministry of Finance or (c) other securities exchanges or markets with ample securities trading that are located in countries with which Mexico has entered into an income tax treaty, such as the New York Stock Exchange, the Frankfurt Stock Exchange, NASDAQ and the Mercado de Valores Latinoamericanos en Euros (LATIBEX), and (ii) certain other requirements are met. In addition, income realized by a nonresident holder from tendering shares or ADSs pursuant to a public tender offer may be exempt from Mexican taxation, provided that certain requirements are met. Sales or other dispositions of shares or ADSs carried out in other circumstances generally are subject to Mexican tax, except to the extent that a nonresident holder is eligible for benefits under an income tax treaty to which Mexico is a party.

For non-resident corporations and individuals that do not meet the requirements mentioned above, gross income obtained on the sale or disposition of shares will be subject to 5% tax if the transaction is carried out through the Mexican Stock Exchange or other securities markets approved by the Mexican Ministry of Finance. Under certain circumstances, non-resident corporations and individuals, alternatively, may elect to pay a 20% tax on the net amount of the transaction.

Pursuant to the Tax Treaty, gains realized by a U.S. holder (as defined in —U.S. Federal Income Tax Considerations) from the sale or other disposition of shares, even if the sale or disposition is not carried out under the circumstances described in the preceding paragraphs, will not be subject to Mexican income tax, provided that such U.S. holder owned less than 25% of the shares representing our capital stock (including ADSs), directly or indirectly, during the 12-month period preceding such disposition.

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

For purposes of this discussion, a “U.S. holder” is a holder of shares or ADSs that is:

•	a citizen or resident of the United States of America;

•	a corporation organized under the laws of the United States of America or any state thereof; or

•	otherwise subject to U.S. federal income taxation on a net income basis with respect to the shares or ADSs.

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

Taxation of Distributions

In this discussion, we use the term “dividends” to mean distributions paid out of our current or accumulated earnings and profits with respect to shares or ADSs. In general, the gross amount of any dividends will be subject to U.S. federal income taxation. Dividends will be paid in pesos and will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day that they are received by the U.S. holder in the case of shares or by the depositary in the case of ADSs. U.S. holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any pesos received by a U.S. holder or depositary that are converted into U.S. dollars on a date subsequent to receipt. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2009 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) the issuer was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”), foreign personal holding company (“FPHC”) or foreign investment company (“FIC”). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC, FPHC or FIC for U.S. federal income tax purposes with respect to our 2003 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC, FPHC or FIC for our 2004 taxable year.

Based on existing guidance, it is not entirely clear whether dividends received with respect to the common shares will be treated as qualified dividends, because the common shares are not themselves listed on a U.S. exchange. In addition, the U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs or common stock and intermediaries though whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them. Holders of ADSs and common shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

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

Taxation of Dispositions

A U.S. holder will recognize gain or loss on the sale or other disposition of the shares or ADSs in an amount equal to the difference between the U.S. holder’s basis in such shares or ADSs (in U.S. dollars) and the amount realized on the disposition (in U.S. dollars, determined at the spot rate on the date of disposition if the amount realized is denominated in a foreign currency). Gain or loss realized by a U.S. holder on such sale or other disposition generally will be long-term capital gain or loss if, at the time of disposition, the shares or ADSs have been held for more than one year. The net amount of long-term capital gain recognized by an individual holder is taxed at a reduced rate. Such gain or loss generally will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes.

Gain, if any, realized by a U.S. holder on the sale or other disposition of the shares or ADSs will be treated as U.S. source income for U.S. foreign tax credit purposes. Consequently if a Mexican withholding tax is imposed on the sale or disposition of L Shares or A Shares, a U.S. holder that does not receive significant foreign source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of these Mexican taxes. U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, L Shares or A Shares.

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

Information Reporting and Backup Withholding

Dividends on, and proceeds from the sale or other disposition of, the shares or ADSs paid to a U.S. holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless the holder:

•	establishes that it is a corporation or other exempt holder; or

•	provides an accurate taxpayer identification number on a properly completed Internal Revenue Service Form W-9 and certifies that no loss of exemption from backup withholding has occurred.

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

Dispositions. A non-U.S. holder of shares or ADSs will not be subject to U.S. federal income or withholding tax on gain realized on the sale of shares or ADSs, unless:

•	such gain is effectively connected with the conduct by the holder of a U.S. trade or business; or

•	in the case of gain realized by an individual holder, the holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

Information reporting and backup withholding. Although non-U.S. holders generally are exempt from backup withholding, a non-U.S. holder may be required to comply with certification and identification procedures in order to establish its exemption from information reporting and backup withholding.

DOCUMENTS ON DISPLAY

We file reports, including annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20459. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. As a foreign private issuer, we have been required to make filings with the SEC by electronic means since November 2002. Any filings we make electronically will be available to the public over the Internet at the SEC’s web site at www.sec.gov and at our web site at www.telmex.com. (This URL is intended to be an inactive textual reference only. It is not intended to be an active hyperlink to our web site. The information on our web site, which might be accessible through a hyperlink resulting from this URL, is not and shall not be deemed to be, incorporated into this Annual Report.)

Item 11. Quantitative and Qualitative Disclosures about Market Risk

EXCHANGE RATE AND INTEREST RATE RISKS

We are exposed to market risk from changes in currency exchange rates, changes in interest rates and changes in market prices of publicly traded securities.

Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. We had P.29,494 million of indebtedness bearing interest at floating rates at December 31, 2003. In 2002, we began entering into interest rate swaps under which we pay fixed-rate interest in pesos and receive floating-rate interest in pesos. In 2003, we began entering into U.S. dollar-denominated interest rate swaps under which we pay fixed-rate interest in U.S. dollars and receive floating-rate interest in U.S. dollars. See Item 5. Operating and Financial Review and Prospects—Hedging.

Exchange rate risk exists principally with respect to our indebtedness denominated in currencies other than Mexican pesos. As of December 31, 2003, indebtedness denominated in foreign currencies was P.59,928 million, of which P.59,604 million was denominated in U.S. dollars and P.324 million was denominated in euros.

Market price risk exists principally with respect to our publicly-traded marketable securities. As of December 31, 2003, we had P.7,356 million in marketable securities, which we hold for trading purposes. Our marketable securities are carried at market value, and gains and losses are recognized in our statement of income. We do not use any derivative instruments to hedge our marketable securities.

We regularly assess our exposure and monitor opportunities to manage these risks, for example through the use of financial instruments. From time to time we use financial instruments to manage our market risk exposures. Since late 2001, we have entered into hedging transactions with respect to our U.S. dollar-denominated indebtedness. We use these transactions, which may be foreign exchange forward exchange and option contracts, to hedge against changes in the exchange rate between the U.S. dollar and the Mexican peso. See Item 5. Operating and Financial Review and Prospects—Hedging.

SENSITIVITY ANALYSIS DISCLOSURES

Exchange Rates

The potential loss in fair value of financial instruments held at December 31, 2003 that would have resulted from a hypothetical, instantaneous and unfavorable 10% change in currency exchange rates would have been approximately P.5,103 million. Such a change in currency exchange rates would also have resulted in additional interest expense of approximately P.339 million per year, assuming no change in the principal amount of such indebtedness, reflecting the increased costs in pesos of servicing foreign currency indebtedness. This sensitivity analysis assumes an instantaneous unfavorable 10% change in exchange rates affecting the foreign currencies in which our indebtedness is denominated.

Interest Rates

The potential loss in fair market value of financial instruments held at December 31, 2003 that would have resulted from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rate applicable to such financial instruments would have been approximately P.1,040 million. This effect would be fully attributable to the impact of the interest rate change on fixed-rate financial assets and liabilities. A hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rate applicable to floating-rate financial assets and liabilities held at December 31, 2003 would have resulted in additional interest expense of approximately P.370 million per year, assuming no change in the principal amount of such indebtedness. The above sensitivity analyses are based on the assumption of an unfavorable 100 basis point movement of the interest rates applicable to each homogeneous category of financial assets and liabilities. A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same interest rate movement with each homogeneous category. As a result, interest rate risk sensitivity analysis may overstate the impact of interest rate fluctuations for such financial instruments, as consistently unfavorable.

Market Prices

The potential loss in fair value of marketable securities held at December 31, 2003 that would have resulted from a hypothetical, instantaneous and unfavorable 10% change in the market price of such securities would have been approximately P.736 million.

Item 12. Description of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Securities Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2003. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of December 31, 2003 were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Securities Exchange Act is recorded, processed, summarized and reported as and when required.

There has been no change in our internal control over financial reporting during 2003 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Antonio del Valle Ruíz, the chairman of our audit committee and one of our alternate directors, has financial experience as required by the mandate of our audit committee. Our Board of Directors has established that Mr. del Valle Ruíz is an audit committee financial expert. Mr. del Valle Ruíz, who graduated with an accounting degree from the Escuela Bancaria y Comercial, acquired his expertise through his role as chief executive officer at various Mexican banks over the last 35 years. Mr. del Valle Ruíz is independent, as audit committee member independence is defined in Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended. See Item 6. Directors and Officers of Registrant—Audit Committee.

Item 16B. Code of Ethics

We have adopted a code of ethics, as defined in Item 16B of Form 20-F. Our code of ethics applies to all our personnel, including our Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer and persons performing similar functions. Our code of ethics is available on our web site at www.telmex.com. If we amend the provisions of our code of ethics that apply to our chief executive officer, our chief financial officer, our principal accounting officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our web site at the same address.

Item 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, Mancera, S.C., a member practice of Ernst & Young Global independent public accountants, during the fiscal years ended December 31, 2003 and 2002:

	Year ended December 31,
	2003		2002
	(in thousand of constant pesos as of December 31, 2003)
Audit fees	P.	22,481	P.	22,744
Audit-related fees		1,109		1,353
Tax fees		866		646
Other fees		2,094		2,089

Total fees	P.	26,550	P.	26,832

Audit fees in the above table are the aggregate fees billed by Mancera, S.C. in connection with the audit of our annual financial statements, the review of our interim financial statements and statutory and regulatory audits.

Audit-related fees in the above table are fees billed by Mancera, S.C. for the review of reports on our operations submitted to the Mexican Federal Telecommunications Commission, or Cofetel.

Tax fees in the above table are fees billed by Mancera, S.C. for tax compliance services.

Other fees in the above table are fees billed by Mancera, S.C. primarily related to assistance in information technology services, an evaluation of our internal auditing functions and training in 2003 and an evaluation of our internal auditing functions and training in 2002.

Audit Committee Approval Policies and Procedures

Our audit committee has established pre-approval policies and procedures for the engagement of our independent auditors for services. Such policies and procedures outline services that require specific approval on a case-by-case basis and general services that have been approved in advance by the audit committee, which include statutory and regulatory audits, tax compliance and evaluation of the security of our information technology. Prior to providing any services that require specific pre-approval, our independent auditor, together with our chief financial officer, will jointly present to the audit committee a request for approval of audit services, in which such persons confirm that the request complies with applicable rules. In addition, the audit committee has designated our chief financial officer to supervise the carrying out of all audit and non-audit services provided by our independent auditor and to determine whether such services are provided in a manner that complies with the pre-approval policies and procedures.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

See pages F-1 through F-46, incorporated herein by reference.

Item 19. Exhibits

Documents filed as exhibits to this Annual Report:

1.1	Amended and restated bylaws (estatutos sociales) of Teléfonos de México, S.A. de C.V., dated as of April 30, 2003, together with an English translation (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2002 (File No. 1-10749), filed on June 25, 2003).

2.1	L Share Deposit Agreement (incorporated by reference to our registration statement on Form F-6 (File No. 333-11362) filed on January 14, 2000).

2.2	A Share Deposit Agreement (incorporated by reference to our registration statement on Form F-6 (File No. 333-12936) filed on November 28, 2000).

2.3	Indenture dated as of June 11, 1999 between Teléfonos de México, S.A. de C.V. and Citibank, N.A., as Trustee (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 1999 (File No. 1-10749) filed on May 19, 2000).

2.4	First Supplemental Indenture dated as of January 26, 2001 between Teléfonos de México, S.A. de C.V. and Citibank, N.A., as Trustee, with respect to the terms of the 8.25% Senior Notes due 2006 (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2000 (File No. 1-10749) filed on May 4, 2001).

2.5	Certificate, dated as of March 7, 2001, pursuant to Indenture, dated as of June 11, 1999, between Teléfonos de México, S.A. de C.V. and Citibank, N.A., as Trustee, with respect to the adjustment of the conversion rate of the 4.25% Convertible Senior Debentures due 2004 (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2001 (File No. 1-10749) filed on June 27, 2002).

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

3.1	Agreement dated December 20, 2000 between Carso Global Telecom, S.A. de C.V. and SBC International, Inc. (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2000 (File No. 1-10749) filed on May 4, 2001).

4.1	Concession dated March 10, 1976 between Teléfonos de México, S.A. de C.V. and the Mexican Ministry of Communications and Transportation, together with an English translation (incorporated by reference to our registration statement on Form F-1 (File No. 033-39893) filed on April 9, 1991).

4.2	Concession Amendment dated August 10, 1990 between Teléfonos de México, S.A. de C.V. and the Mexican Ministry of Communications and Transportation, together with an English translation (incorporated by reference to our registration statement on Form F-1 (File No. 033-39893) filed on April 9, 1991).

4.3	Management Services Agreement dated January 2, 2004 between Teléfonos de México, S.A. de C.V. and Carso Global Telecom, S.A. de C.V. (English translation).

4.4	Management Services Agreement dated January 2, 2001 between Teléfonos de México, S.A. de C.V. and SBC International Management Services Inc.

4.5	Amendment, dated November 6, 2003, to Management Services Agreement, dated January 2, 2001, between Teléfonos de México, S.A. de C.V. and SBC International Management Services Inc.

4.6	Stock Purchase Agreement dated as of March 12, 2004 by and among Teléfonos de México, S.A. de C.V., WorldCom, Inc., MCI International, Inc., MCI WorldCom International, Inc. and MCI WorldCom Brazil LLC (incorporated by reference to the Form 8-K (File No. 001-10415) filed by WorldCom, Inc. on March 18, 2004).

4.7	First Amendment dated as of April 7, 2004 to the Stock Purchase Agreement dated as of March 12, 2004 by and among Teléfonos de México, S.A. de C.V., MCI, Inc. (successor by merger to WorldCom, Inc.), MCI International, Inc., MCI WorldCom International, Inc. and MCI WorldCom Brazil LLC (incorporated by reference to the Form 8-K (File No. 001-10415) filed by MCI, Inc. on April 23, 2004).

4.8	Second Amendment dated as of April 20, 2004 to the Stock Purchase Agreement dated as of March 12, 2004 by and among Teléfonos de México, S.A. de C.V., MCI, Inc. (successor by merger to WorldCom, Inc.), MCI International, Inc., MCI WorldCom International, Inc. and MCI WorldCom Brazil LLC. (incorporated by reference to the Form 8-K (File No. 001-10415) filed by MCI, Inc. on April 23, 2004).

4.9	Registration Rights Agreement dated as of April 20, 2004 among MCI, Inc. and the security holders named therein (including Financials Ventures LLC, a subsidiary of Teléfonos de México, S.A. de C.V.) (incorporated by reference to Exhibit 4.6 to MCI, Inc.’s Annual Report on Form 10-K for its fiscal year ended December 31, 2003 (File No. 001-10415), filed on April 29, 2004).

8.1	List of subsidiaries of Teléfonos de México, S.A. de C.V.

12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Mancera, S.C., to the incorporation by reference into the effective registration statement on Form F-3 of Teléfonos de México, S.A. de C.V. (File No. 333-111040) of its report with respect to the consolidated financial statements of Teléfonos de México, S.A. de C.V., which appears in this Annual Report on Form 20-F.

REPORT OF INDEPENDENT AUDITORS

To the Stockholders of

Teléfonos de México, S.A. de C.V.

We have audited the accompanying consolidated balance sheets of Teléfonos de México, S.A. de C.V. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in stockholders’ equity and changes in financial position for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico and in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and are prepared in conformity with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and the disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Teléfonos de México, S.A. de C.V. and subsidiaries at December 31, 2003 and 2002, and the consolidated results of their operations and changes in their financial position for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in Mexico, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 18).

Mancera, S.C. A Member Practice of Ernst & Young Global

C.P.C. Fausto Sandoval Amaya

Mexico City, Mexico

February 27, 2004, except for Note 18,

as to which the date is April 6, 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands of Constant Mexican pesos as of December 31, 2003, except for earnings per share)

	Year ended December 31,
	2003		2002		2001		Millions of U.S. dollars, except for earnings per share 2003
Operating revenues:
Local service	P.	53,871,252	P.	55,227,569	P.	57,516,181	$4,795
Domestic long-distance service		30,513,471		30,053,818		31,325,585	2,716
International long-distance service		9,041,159		9,847,984		10,356,234	805
Interconnection service		17,565,458		16,179,448		16,165,212	1,563
Other		5,856,619		5,931,857		6,500,505	521

		116,847,959		117,240,676		121,863,717	10,400

Operating costs and expenses:
Cost of sales and services (exclusive of depreciation and amortization shown below).		27,069,240		26,590,931		26,466,038	2,409
Commercial, administrative and general expenses (exclusive of depreciation and amortization shown below)		17,246,360		17,205,924		18,835,644	1,535
Interconnection		12,300,430		11,935,889		10,782,396	1,095
Depreciation and amortization (Notes 4 to 6) (includes P. 19,480,716 in 2003, P. 19,253,133 in 2002 and P. 17,793,093 in 2001, respectively, not included in cost of sales and services)		20,693,438		20,346,493		18,968,553	1,842

		77,309,468		76,079,237		75,052,631	6,881

Operating income		39,538,491		41,161,439		46,811,086	3,519

Comprehensive financing cost:
Interest income		(2,989,762)		(1,306,658)		(1,405,951)	(266)
Interest expense		5,578,731		6,286,166		7,690,443	497
Exchange loss (gain), net		3,132,967		4,621,501		(1,273,297)	279
Monetary gain, net		(1,651,968)		(2,906,339)		(2,370,011)	(148)

		4,069,968		6,694,670		2,641,184	362

Income before income tax and employee profit sharing		35,468,523		34,466,769		44,169,902	3,157

Provisions for (Note 15):
Income tax		10,254,871		10,736,570		14,594,719	913
Employee profit sharing		2,585,197		3,121,762		3,280,846	230

		12,840,068		13,858,332		17,875,565	1,143

Income before equity interest in results of affiliates		22,628,455		20,608,437		26,294,337	2,014

Equity in results of affiliates		(178,692)		(261,719)		(472,690)	(16)

Net income	P.	22,449,763	P.	20,346,718	P.	25,821,647	$1,998

Weighted average common shares outstanding (in millions) (Notes 1 and 14):
Basic		12,454		12,986		13,541	12,454

Diluted		13,101		13,677		14,221	13,101

Net income per share:
Basic	P.	1.803	P.	1.567	P.	1.907	$0.160

Diluted	P.	1.754	P.	1.539	P.	1.789	$0.156

See accompanying notes.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Constant Mexican pesos as of December 31, 2003)

	December 31,
	2003		2002		Millions of U.S. dollars 2003
ASSETS
Current assets:
Cash and cash equivalents	P.	10,188,297	P.	13,264,853	$907
Marketable securities (Note 2)		7,355,643		1,648,147	655
Accounts receivable, net (Note 3)		19,540,821		20,374,028	1,739
Inventories for sale		898,723		1,169,447	80
Prepaid expenses		1,641,491		1,603,893	146

Total current assets		39,624,975		38,060,368	3,527

Plant, property and equipment, net (Note 4)		121,061,873		127,405,935	10,775

Inventories, primarily for operation of the telephone plant		1,236,957		1,112,271	110

Licenses, net (Note 5)		586,933		627,947	52

Investments in affiliates (Note 6)		833,381		944,148	74

Intangible asset (Note 7)				7,177,072

Net projected asset (Note 7)		22,336,038			1,988

Goodwill, net (Note 6)		81,835		181,991	7

Total assets	P.	185,761,992	P.	175,509,732	$16,533

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-tem debt and current portion of long-term debt (Note 8)	P.	20,262,000	P.	11,499,763	$1,804
Accounts payable and accrued liabilities		14,448,860		16,316,545	1,286
Taxes payable		1,259,932		4,165,612	112
Deferred credits (Note 9)		1,271,441		1,171,300	113

Total current liabilities		37,242,233		33,153,220	3,315

Long-term debt (Note 8)		48,416,162		57,266,014	4,309
Pensions and seniority premiums (Note 7)				7,996,452
Deferred taxes (Note 15)		20,454,195		13,495,846	1,820

Total liabilities		106,112,590		111,911,532	9,444

Stockholders’ equity (Note 14):
Capital stock:
Historical		302,730		319,428	27
Restatement increment		27,388,115		28,472,267	2,437

		27,690,845		28,791,695	2,464
Premium on sale of shares		11,411,286		11,411,286	1,016
Retained earnings:
Unappropriated earnings of prior years		79,030,985		77,350,801	7,034
Net income for the year		22,449,763		20,346,718	1,998

		101,480,748		97,697,519	9,032

Accumulated other comprehensive income items		(60,933,477)		(74,302,300)	(5,423)

Total stockholders’ equity		79,649,402		63,598,200	7,089

Total liabilities and stockholders’ equity	P.	185,761,992	P.	175,509,732	$16,533

See accompanying notes.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

(Amounts in thousands of Constant Mexican pesos as of December 31, 2003)

	Year ended December 31,
	2003		2002		2001		Millions of U.S. dollars 2003
Operating activities:
Net income	P.	22,449,763	P.	20,346,718	P.	25,821,647	$1,998
Add (deduct) items not requiring the use of resources:
Depreciation		20,497,566		20,132,648		18,412,543	1,824
Amortization		195,872		213,845		556,010	18
Deferred taxes		611,511		(325,442)		2,969,705	55
Equity in results of affiliates		178,692		261,719		472,690	16
Adjustment to value of equity investments				116,231		968,958
Changes in operating assets and liabilities:
Decrease (increase) in:
Accounts receivable		833,207		1,877,754		2,305,488	74
Inventories for sale		270,724		(192,555)		(83,647)	24
Prepaid expenses		(89,107)		(71,014)		42,612	(8)
Increase (decrease) in:
Pensions and seniority premiums:
Net period cost		4,891,994		4,327,017		3,909,232	436
Contributions to trust fund		(7,995,787)		(5,134,806)		(5,379,903)	(712)
Payments to employees		(4,155,880)		(3,794,686)		(3,342,283)	(370)
Accounts payable and accrued liabilities		(2,909,732)		(2,533,638)		3,731,239	(259)
Taxes payable		(2,905,680)		2,797,786		565,306	(259)
Deferred credits		100,141		(108,164)		(175,877)	9

Resources provided by operating activities		31,973,284		37,913,413		50,773,720	2,846

Financing activities:
New loans		35,460,990		16,868,895		77,246,905	3,156
Repayment of loans		(37,410,833)		(27,863,496)		(80,135,625)	(3,330)
Effect of exchange rate differences and inflation on debt		1,862,228		3,109,473		(5,844,912)	166
Decrease in capital stock and retained earnings due to purchase of Company’s own shares		(11,482,303)		(6,462,191)		(15,075,461)	(1,022)
Increase in capital stock and retained earnings due to stock options exercised		49,067		10,626		1,315	4
Cash dividends paid		(7,622,589)		(7,497,895)		(7,364,827)	(678)

Resources used in financing activities		(19,143,440)		(21,834,588)		(31,172,605)	(1,704)

Investing activities:
Investment in plant, property and equipment		(9,924,178)		(11,625,655)		(25,247,976)	(883)
Investment in marketable securities		(5,707,496)		(877,770)		(379,696)	(508)
Investment in inventories		(236,984)		88,335		945,417	(21)
Investment in affiliated companies		(37,742)		(83,737)		(139,797)	(4)
Other investments				(2,367)		(194,516)

Resources used in investing activities		(15,906,400)		(12,501,194)		(25,016,568)	(1,416)

Net (decrease) increase in cash and cash equivalents		(3,076,556)		3,577,631		(5,415,453)	(274)
Cash and cash equivalents at beginning of year		13,264,853		9,687,222		15,102,675	1,181

Cash and cash equivalents at end of year	P.	10,188,297	P.	13,264,853	P.	9,687,222	$907

See accompanying notes.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(Amounts in thousands of Constant Mexican pesos as of December 31, 2003, except for dividends per share)

	Capital stock									Premium on sale of shares
	Series “AA”			Series “A”			Series “L”
	Number	Amount		Number	Amount		Number	Amount
Balances at January 1, 2001	3,266	P.	12,102,475	339	P.	1,345,992	10,405	P.	17,369,033	P.	11,411,286
Appropriation of earnings approved at stockholders’ meetings held in February and April 2001:
Cash dividends paid at P.0.547 per share (P. 0.490 historical)
Increase in reserve for purchase of company’s own shares
Increase in legal reserve
Cash purchase of Company’s own shares				(1)		(5,769)	(844)		(1,389,993)
Stock options exercised (Note 16)							—		3
Conversion of L shares to AA shares	1,106		2,704,657				(1,106)		(2,704,657)
Conversion of AA shares to L shares	(65)		(220,792)				65		220,792
Conversion of A shares to L shares				(25)		(99,053)	25		99,053
Comprehensive income:
Net Income for the year
Other comprehensive income items:
Minimum pension and seniority premium liability adjustment, net of deferred taxes
Deficit from holding nonmonetary assets, net of deferred taxes
Comprehensive income

Balances at December 31, 2001	4,307		14,586,340	313		1,241,170	8,545		13,594,231		11,411,286

Appropriation of earnings approved at stockholders’ meeting held in April 2002:
Cash dividends paid at P.0.579 per share (P.0. 545 historical)
Increase in legal reserve
Cash purchase of Company´s own shares				(1)		(5,404)	(388)		(624,666)
Stock options exercised (Note 16)							1		24
Conversion of AA shares to L shares	(171)		(576,733)				171		576,733
Conversion of A shares to L shares				(23)		(88,519)	23		88,519
Comprehensive income:
Net income for the year
Other comprehensive income items:
Minimum pension and seniority premium liability adjustment, net of deferred taxes
Surplus from holding nonmonetary assets, net of deferred taxes
Comprehensive income

Balance at December 31, 2002	4,136		14,009,607	289		1,147,247	8,352		13,634,841		11,411,286

Appropriation of earnings approved at stockholder’s meeting held in April 2003:
Cash dividends paid at P. 0.615 per share (P. 0.605 historical)
Increase in legal reserve
Cash purchase of Company’s own shares				(4)		(15,657)	(668)		(1,085,303)
Stock options exercised (Note 16)							4		110
Initial accumulated effect of provision for vacations, net of deferred taxes
Conversion of AA shares to L shares
Conversion of A shares to L shares				(20)		(81,542)	20		81,542
Comprehensive income:
Net income for the year
Other comprehensive income items:
Minimum pension and seniority premium liability adjustment, net of deferred taxes
Surplus from holding nonmonetary assets, net of deferred taxes
Comprehensive income

Balances at December 31, 2003 (Note 14)	4,136	P.	14,009,607	265	P.	1,050,048	7,708	P.	12,631,190	P.	11,411,286

See accompanying notes.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(Amounts in thousands of Constant Mexican pesos as of December 31, 2003, except for dividends per share)

	Retained earnings								Accumulated other comprehensive income items		Comprehensive income		Total stockholders’ equity
	Legal reserve		Reserve for purchase of Company’s own shares		Unappropriated		Total
Balances at January 1, 2001	P.	15,741,497	P.	5,598,708	P.	64,551,577	P.	85,891,782	P.	(71,379,891)			P.	56,740,677
Appropriation of earnings approved at stockholders’ meetings held in February and April 2001:
Cash dividends paid at P.0.547 per share (P. 0.490 historical)						(7,364,827)		(7,364,827)						(7,364,827)
Increase in reserve for purchase of Company’s own shares				5,776,896		(5,776,896)
Increase in legal reserve		56,462				(56,462)
Cash purchase of Company’s own shares				(11,375,604)		(2,304,095)		(13,679,699)						(15,075,461)
Stock options exercised (Note 16)						1,312		1,312						1,315
Conversion of L shares to AA shares
Conversion of AA shares to L shares
Conversion of A shares to L shares
Comprehensive income:
Net Income for the year						25,821,647		25,821,647			P.	25,821,647		25,821,647
Other comprehensive income items:
Minimum pension and seniority premium liability adjustment, net of deferred taxes										(1,555,932)		(1,555,932)		(1,555,932)
Deficit from holding nonmonetary assets, net of deferred taxes										(2,776,371)		(2,776,371)		(2,776,371)

Comprehensive income											P.	21,489,344

Balances at December 31, 2001		15,797,959				74,872,256		90,670,215		(75,712,194)				55,791,048
Appropriation of earnings approved at stockholders’ meeting held in April 2002:
Cash dividends paid at P.0.579 per share (P.0.545 historical)						(7,497,895)		(7,497,895)						(7,497,895)
Increase in legal reserve		106,841				(106,841)
Cash purchase of Company’s own shares						(5,832,121)		(5,832,121)						(6,462,191)
Stock options exercised (Note 16)						10,602		10,602						10,626
Conversion of AA shares to L shares
Conversion of A shares to L shares
Comprehensive income
Net income for the year						20,346,718		20,346,718			P.	20,346,718		20,346,718
Other comprehensive income items:
Minimum pension and seniority premium liability adjustment, net of deferred taxes										(5,631,961)		(5,631,961)		(5,631,961)
Surplus from holding nonmonetary assets, net of deferred taxes										7,041,855		7,041,855		7,041,855

Comprehensive income											P.	21,756,612

Balance at December 31, 2002		15,904,800				81,792,719		97,697,519		(74,302,300)				63,598,200
Appropriation of earnings approved at stockholder’s meeting held in April 2003:
Cash dividends paid at P. 0.615 per share (P. 0.605 historical)						(7,622,589)		(7,622,589)						(7,622,589)
Increase in legal reserve		725,729				(725,729)
Cash purchase of Company’s own shares						(10,381,343)		(10,381,343)						(11,,482,303)
Stock options exercised (Note 16)						48,957		48,957						49,067
Initial accumulated effect of provision for vacations, net deferred taxes						(711,559)		(711,559)						(711,559)
Conversion of AA shares to L shares
Conversion of A shares to L shares
Comprehensive income:
Net income for the year						22,449,763		22,449,763			P.	22,449,763		22,449,763
Other comprehensive income items:
Minimum pension and seniority premium liability adjustment, net of deferred taxes										10,857,772		10,857,772		10,857,772
Surplus from holding nonmonetary assets, net of deferred taxes										2,511,051		2,511,051		2,511,051

Comprehensive income											P.	35,818,586

Balances at December 31, 2003 (Note 14)	P.	16,630,529	P.		P.	84,850,219	P.	101,480,748	P.	(60,933,477)			P.	79,649,402

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousand of Constant Mexican pesos as of December 31, 2003)

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

The amended Mexican government concession under which the Company operates was signed on August 10, 1990. The concession runs through the year 2026, but it may be renewed for an additional period of fifteen years. The concession defines, among other things, the quality standards for telephone service and establishes the basis for regulating rates.

Under the concession, the Company’s rates for basic telephone service are subject to a ceiling on the price of a “basket” of such services, weighted to reflect actual volume of each service during the preceding period. Within this aggregate price cap, the Company is free to determine the structure of its own rates. Approval of the Ministry of Communications and Transportations (S.C.T.) is not required for rates to take effect, although the Company must publish its rates and register them with the Ministry. In March 1999, the Federal Telecommunications Commission (COFETEL) established a four-year productivity factor of 1.11% per quarter that was applied to the price cap for the period from 1999 to 2002, as well as an initial adjustment of 1% in the rates for basic services applied since March 1999. In January 2003, the COFETEL established a new annual 3% four-year productivity factor that will be applied quarterly to the price cap for the period from 2003 to 2006.

II. Significant accounting policies

The significant accounting policies and practices followed in the preparation of these financial statements are described below:

a) Consolidation:

The consolidated financial statements include the accounts of Teléfonos de México, S.A. de C.V. and its subsidiaries, all of which are wholly owned, except for one in which the Company holds an equity interest of 92.4%. Related minority interest is not significant to these financial statements. All the companies operate in the telecommunications sector or they provide services to companies operating in this sector.

All significant intercompany accounts and transactions have been eliminated in consolidation.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Constant Mexican pesos, as of December 31, 2003)

b) Recognition of revenues:

Revenues are recognized as they accrue.

Local service revenues are derived from new-line installation charges, monthly service fees, measured usage charges based on the number of calls made and other service charges to subscribers.

Interconnection service revenues include charges for interconnecting fixed-system users with cellular users, as well as the interconnection of domestic long-distance operators’, cellular telephone companies’ and local service operators’ networks with the TELMEX local network.

Revenues from domestic and international long-distance telephone services are determined on the basis of the duration of the calls and the type of service used. All these services are billed monthly, based on the rates authorized by the S.C.T., through the COFETEL. Domestic long-distance service revenues include data transmission and Internet service revenues. International long-distance service revenues include the revenues earned under agreements with foreign telephone service operators for the use of facilities in interconnecting international calls. These agreements specify the rates for the use of such international interconnecting facilities. These service revenues represent the net settlement between the parties.

Revenues from the sale of prepaid telephone service cards are recognized based on an estimate of the usage of time covered by the prepaid card. TELMEX estimates the period for usage of prepaid telephone service cards based on the statistics available to it, which show the total usage of cards and the total amounts sold. The cards do not have an expiration date. In 2003, the Company began to defer its revenues from prepaid Internet plans. The effects of this policy change represented a decrease in revenues of approximately P. 176,000.

c) Recognition of the effects of inflation on financial information:

The Company recognizes the effects of inflation on financial information as required by Mexican Accounting Principles Bulletin B-10, “Accounting recognition of the effects of inflation on financial information,” issued by the Mexican Institute of Public Accountants (MIPA). Consequently, the amounts shown in the accompanying financial statements and in these notes are expressed in thousands of constant Mexican pesos as of December 31, 2003. The December 31, 2003 restatement factors applied to the financial statements at December 31, 2002 and 2001 were 1.0398 and 1.0991, which correspond to inflation from January 1 of 2002 and 2001 through December 31, 2003, respectively, based on the Mexican National Consumer Price Index (NCPI) published by Banco de México (the Central Bank).

Plant, property and equipment and construction in progress were restated as described in Note 4. Telephone plant and equipment depreciation is computed on the restated investment using the composite group method. All other assets are depreciated using the straight-line method based on the estimated useful lives of the related assets.

Inventories for the operation of the telephone plant are valued at average cost and are restated on the basis of specific indexes. The stated value of inventories is similar to replacement value, not in excess of market.

Other nonmonetary assets were restated using adjustment factors obtained from the NCPI.

Capital stock, premium on sale of shares and retained earnings were restated using adjustment factors obtained from the NCPI.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Constant Mexican pesos as of December 31, 2003)

Other accumulated comprehensive income items include the deficit from restatement of stockholders’ equity, which consists of the accumulated monetary position loss at the time the provisions of Bulletin B-10 were first applied, which was P. 12,921,109, and of the result from holding nonmonetary assets, which represents the net difference between restatement by the specific indexation method (see Note 4) and restatement based on the NCPI.

The net monetary gain represents the impact of inflation on monetary assets and liabilities. The net monetary gain of each year is included in the statements of income as a part of the comprehensive financing cost.

Bulletin B-12, “Statement of changes in financial position,” specifies the appropriate presentation of the statement of changes in financial position based on financial statements restated in constant pesos in accordance with Bulletin B-10. Bulletin B-12 identifies the sources and applications of resources representing differences between beginning and ending financial statement balances in constant pesos. In accordance with this Bulletin, monetary and foreign exchange gains and losses are not treated as noncash items in the determination of resources provided by operations.

d) Cash equivalents and marketable securities:

Cash equivalents consist basically of time deposits in financial institutions with maturities of three months or less; marketable securities are represented by equity securities and corporate bonds. Both are stated at market value.

e) Equity investments in affiliates:

The investment in shares of affiliates is valued using the equity method. This accounting method consists basically of recognizing the investor’s equity interest in the results of operations and in the stockholders’ equity of investees at the time such results are determined (see Note 6).

f) Exchange differences:

Transactions in foreign currency are recorded at the prevailing exchange rate at the time of the related transactions. Foreign currency denominated assets and liabilities are translated at the prevailing exchange rate at the balance sheet date. Exchange rate differences are applied to income of the year.

g) Labor obligations:

Pension and seniority premium costs are recognized periodically during the years of service of personnel, based on actuarial computations made by independent actuaries, using the projected unit-credit method and financial hypotheses net of inflation, as required by Mexican Accounting Principles Bulletin D-3, “Labor obligations,” issued by the MIPA (see Note 7). Termination payments are charged to income in the year in which the decision to dismiss an employee is made.

h) Income tax and employee profit sharing:

The Company provides for deferred taxes based on the requirements of Mexican Accounting Principles Bulletin D-4, “Accounting for income tax, asset tax and employee profit sharing,” issued by the MIPA. Bulletin D-4 establishes the rules with respect to the determination and presentation of deferred income tax (deferred taxes). Basically, this Bulletin requires that deferred taxes be determined on virtually all temporary differences in balance sheet accounts for financial and tax reporting purposes, using the enacted income tax rate at the balance sheet date. Accordingly, the provision for income tax includes both, the current year tax and the deferred portion. See Note 15 for additional information.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Constant Mexican pesos as of December 31, 2003)

Deferred employee profit sharing is provided on temporary non-recurring differences with a known turnaround time.

i) Basis of translation of financial statements of foreign subsidiaries:

The financial statements of the subsidiaries located in the United States of America (U.S.A.) were translated into Mexican pesos in conformity with Mexican Accounting Principles Bulletin B-15, “Transactions in foreign currency and translation of financial statements of foreign operations,” issued by the MIPA, as follows:

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

In the Company’s financial statements for each of the three years in the period ended December 31, 2003, such restatements were made based on the inflation in Mexico because the Company’s investments in foreign subsidiaries and affiliates were not material in any of these periods.

j) Comprehensive income:

In conformity with Mexican Accounting Principles Bulletin B-4, “Comprehensive income,” issued by the MIPA, the Company’s comprehensive income consists of the net income for the year and the effects of current year deferred taxes, labor obligations and the result from holding nonmonetary assets applied directly to stockholders’ equity.

k) Earnings per share:

TELMEX determined earnings per share in conformity with Mexican Accounting Principles Bulletin B-14, “Earnings per share,” issued by the MIPA (see Note 14).

l) Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

m) Concentration of risk:

The Company invests a portion of its surplus cash in cash deposits in financial institutions with strong credit ratings and has established guidelines relating to diversification and maturities that maintain safety and liquidity. TELMEX does not believe it has significant concentrations of credit risks in its accounts receivable because it has a broad customer base.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Constant Mexican pesos as of December 31, 2003)

n) Financial instruments:

The Company observes the requirements of Mexican Accounting Principles Bulletin C-2, “Financial instruments,” issued by the MIPA. Bulletin C-2 establishes the basic rules to be observed by issuers of and investors in financial instruments when valuing, presenting and disclosing these instruments in their financial information. Bulletin C-2 requires that financial instruments (derivatives) be recognized as assets and liabilities and that the determined gains and losses on such instruments be credited and charged, respectively, to income, except for effects of financial instruments (derivatives) that have been designed as and function as asset and liability hedges.

To protect itself against fluctuations in interest and exchange rates, the Company uses derivatives such as interest-rate swaps and short-term currency exchange hedges. The determined gains or losses on these transactions are credited or charged to income using the accrual method, net of the gains or losses on the related liabilities covered (see Note 8).

o) Convenience translation:

United States dollar amounts as of December 31, 2003 shown in the financial statements have been included solely for the convenience of the reader and are translated from Mexican pesos with purchasing power as of December 31, 2003, as a matter of mathematical computation only, at an exchange rate of P. 11.2360 to U.S.$ 1.00, the December 31, 2003 exchange rate. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollar at this or any other rate.

p) New accounting pronouncements:

The new Mexican Accounting Principles Bulletin C-9, “Liabilities, provisions, contingent assets and liabilities and commitments,” issued by the MIPA, went into effect on January 1, 2003. Bulletin C-9 establishes the rules for valuing, presenting and disclosing both liabilities and provisions. This pronouncement establishes the specific rules for valuing and disclosing contingent assets and liabilities. It also includes the rules for disclosing commitments contracted by the Company in its day-to-day activities. The initial accumulated effect of applying this new accounting pronouncement and of creating the provision for vacations represented a charge to retained earnings at the beginning of the year of P. 711,559 (net of deferred taxes).

The requirements of Mexican Accounting Principles Bulletin B-5, “Segment financial information,” issued by the MIPA, went into effect on March 14, 2003. Bulletin B-5 specifies that analytical financial information is to be disclosed by operating segment, as well as general information by products and services, geographical area and similar customer groups (see Note 17). The adoption of these new requirements did not have any effect on the notes to the Company’s financial statements.

Mexican Accounting Principles Bulletin C-12, “Accounting for certain financial instruments with characteristics of both liabilities and equity,” issued by the MIPA, went into effect on January 1, 2004. Bulletin C-12 defines the basic differences between liabilities and stockholders’ equity. Bulletin C-12 also establishes the rules for classifying and valuing the liability and equity components of combined instruments, as well as the rules for disclosing such financial instruments. TELMEX has not determined what effects the adoption of this bulletin might have, although they are not expected to be material.

Mexican Accounting Principles Bulletin C-15, “Accounting for the impairment or disposal of long-lived assets,” issued by the MIPA, went into effect on January 1, 2004. Bulletin C-15 establishes criteria for determining whether there are any indications of impairment in the value of long-lived assets, tangible and intangible. Bulletin C-15 also defines the rules for computing and recognizing losses derived from the impairment of assets and their reversal, as well as for presenting and disclosing such assets. The adoption of this Bulletin did not have an impact on the Company’s financial position and results of operations.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Constant Mexican pesos as of December 31, 2003)

q) Reclassifications:

Certain amounts shown in the 2002 and 2001 financial statements as originally issued have been reclassified for uniformity of presentation with 2003.

2. Marketable securities

At December 31, 2003, this caption includes U.S.$ 589 million (market value) related to bonds of MCI, Inc. (previously WorldCom, Inc.) (MCI) (face value of U.S.$ 1,759 million), a company that provides telecommunications services in the U.S.A. and that has sought U.S. Chapter 11 bankruptcy protection (U.S. $ 117 million in bonds and U.S.$ 5 million in shares at December 31, 2002). On October 31, 2003, the U.S. Bankruptcy Court approved MCI’s business reorganization plan. In conformity with such plan, the Company expects to receive MCI common shares in exchange for the bonds. The number of shares to be received depends on several factors, including the total amount of valid claims and options exercised by other MCI creditors. Based on its present bond holdings and assuming there are no changes in the reorganization plan, the Company estimates that if the plan was implemented at the present time it would receive approximately 7.7% of MCI’s capital stock.

At December 31, 2003, the Company included in its 2003 comprehensive financing cost, unrealized gains of P. 2,160,852 derived from an increase in the market value of its marketable securities (which include P. 1,841,268 corresponding to MCI bonds). In 2002, this caption included unrealized losses derived from a decline in the value of shares of P. 1,123,365 (which include P. 638,615 related to MCI stock). In 2001, the caption included an unrealized gain of P. 336,294. The realized net loss on the sale of equity securities in 2003 was P. 23,080 (realized net loss of P. 64,904 and P. 106,125 in 2002 and 2001, respectively).

3. Accounts receivable

Accounts receivable consist of the following:

	2003		2002
Customers	P.	18,997,940	P.	19,838,526
Net settlement receivables		701,622		436,465
Related parties		412,079		250,768
Other		1,622,014		1,775,280

		21,733,655		22,301,039
Less:
Allowance for doubtful accounts		2,192,834		1,927,011

Total	P.	19,540,821	P.	20,374,028

An analysis of activity in the allowance for doubtful accounts in the years ended December 31, 2003, 2002 and 2001, is as follows:

	2003		2002		2001
Beginning balance at January 1	P.	1,927,011	P.	1,531,707	P.	2,925,603
Increase through charge to expenses		967,398		965,918		1,346,725
Increase through charge to other accounts		405,656		415,298
Charges to allowance		(1,107,231)		(985,912)		(2,740,621)

Ending balance at December 31	P.	2,192,834	P.	1,927,011	P.	1,531,707

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Constant Mexican pesos as of December 31, 2003)

4. Plant, property and equipment

a) Plant, property and equipment consist of the following:

	2003		2002
Telephone plant and equipment	P.	240,603,624	P.	221,822,979
Land and buildings		28,903,495		28,340,432
Computer equipment and other assets		30,533,430		27,406,030

		300,040,549		277,569,441
Less:
Accumulated depreciation		179,823,252		155,982,669

Net		120,217,297		121,586,772
Construction in progress and advances to equipment suppliers		844,576		5,819,163

Total	P.	121,061,873	P.	127,405,935

Included in plant, property and equipment are the following assets held under capital leases:

	2003		2002
Assets under capital leases	P.	4,242,547	P.	4,256,047
Less accumulated depreciation		1,064,263		578,657

	P.	3,178,284	P.	3,677,390

b) Through December 31, 1996, items comprising the telephone plant were restated based on the acquisition date and cost, applying the factors derived from the specific indexes determined by the Company and validated by an independent appraiser registered with the National Banking and Securities Commission (CNBV).

Effective January 1, 1997, Bulletin B-10 eliminated the use of appraisals to present plant, property and equipment in the financial statements. This caption was restated as follows at December 31, 2003 and 2002:

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

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Constant Mexican pesos as of December 31, 2003)

At December 31, 2003, approximately 57% (56% in 2002) of the value of the plant, property and equipment has been restated using specific indexation factors.

c) Following are the plant, property and equipment amounts at December 31, 2003 and 2002, restated on the basis of the 2003 NCPI (starting with the appraised values at December 31, 1996) to meet CNBV disclosure requirements with respect to the restatement of fixed assets based on specific indexation factors:

	2003		2002
Telephone plant and equipment	P.	269,167,479	P.	258,188,823
Land and buildings		28,903,495		28,340,432
Computer equipment and other assets		32,409,843		30,221,073

		330,480,817		316,750,328
Less:
Accumulated depreciation		207,471,874		186,853,457

Net		123,008,943		129,896,871
Construction in progress and advances to equipment suppliers		843,595		5,403,617

Total	P.	123,852,538	P.	135,300,488

d) Because of the progress and the technological advances in telecommunications equipment, the Company makes a periodic assessment of the estimated useful lives of its fixed assets, adjusting annual depreciation whenever it believes this to be appropriate. In 2003, the Company reduced the useful lives of certain assets, thereby increasing depreciation expense for 2003, as compared to 2002, by P. 842,502.

The following table shows the changes in useful lives that were made in 2003:

	Useful lives
	Former	New
Fiber optic cable	20	17
Management systems equipment	11	5

Depreciation of the telephone plant has been calculated at annual rates ranging from 3.3% to 16.7%. The rest of the Company’s assets are depreciated at rates ranging from 3.3% to 33.3%. Depreciation charged to operating costs and expenses was P. 20,497,566 in 2003, P. 20,132,648 in 2002 and P. 18,412,543 in 2001.

5. Licenses

In May 1998, TELMEX acquired from the Mexican Government concessions to operate radio spectrum wave frequency bands to provide fixed wireless telephone services at a cost of P. 630,832. In December 1997, the Company also acquired from the Mexican Government concessions to operate radio spectrum wave frequency bands for point-to-point and point-to-multipoint microwave communications at a cost of P. 188,857. These costs are being amortized over a period of twenty years.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Constant Mexican pesos as of December 31, 2003)

An analysis of licenses as of December 31, 2003 and 2002 is as follows:

	2003	2002
Investment	P. 819,689	P. 819,689
Accumulated amortization	232,756	191,742

Net	P. 586,933	P. 627,947

Amortization expense for the years ended December 31 2003, 2002 and 2001 was P. 41,014.

6. Investments in affiliates

a) An analysis of investments in affiliated companies at December 31, 2003 and 2002, together with a brief description, is as follows:

	2003	2002
Investments in:
The Telvista Company	P. 332,746	P. 393,847
Technology and Internet, LLC	217,691	265,390
Other	282,944	284,911

	833,381	944,148

Goodwill	653,066	653,066
Accumulated amortization	571,231	471,075

Goodwill, net	81,835	181,991

Total	P. 915,216	P. 1,126,139

In May 1999, the Company entered into an agreement with Williams Communications Group, Inc., which changed its name to WilTel Communications Group. Inc. in October 2002 (Williams), which is engaged in providing telecommunications services in U.S.A., to acquire approximately 1% of the shares comprising the capital stock of Williams. Since the market value of this investment at December 31, 2001 had substantially declined, the Company decided to make a charge of P. 968,958 to results of operations; this amount was included in the comprehensive financing cost. In 2002 the Company decided to write off the balance of this investment (P. 108,915) as TELMEX ceased to be a Williams stockholder as a result of Williams’ restructuring

TELMEX holds 45% of the capital stock of The Telvista Company, which provides telemarketing services in the U.S.A.

TELMEX holds 50% of the capital stock of Technology and Internet, LLC, which has made investments in companies engaged in e-commerce, located basically in the U.S.A. and Latin America.

Total equity investments in affiliated companies during 2003 aggregated approximately U.S.$ 3 million (approximately U.S.$ 7 million in 2002), mostly engaged in telecommunications activities. Goodwill generated on these investments was not material.

TELMEX’s equity interest in the results of operations of affiliated companies represented a charge to operations of P. 178,692 in 2003 (P. 261,719 in 2002 and P. 472,690 in 2001).

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Constant Mexican pesos as of December 31, 2003)

b) On January 16, 2002, TELMEX, together with Forstmann Little & Co. (Forstmann Little), entered into a definitive agreement to make capital contributions of as much as U.S.$ 400 million each to XO Communications, Inc. (XO). The consummation of the agreement was dependent on, among other things, XO’s complete restructuring of its balance sheet and the approval of the transaction by the competent authorities.

On October 14, 2002, TELMEX and Forstmann Little mutually agreed with XO to terminate the investment commitment, each paying XO U.S.$ 12.5 million, thus releasing all parties from any claim related to the commitment.

c) On October 23, 2003 TELMEX agreed to purchase most of the assets of AT&T Latin America Corp. (AT&T Latin America), a company engaged in providing telecommunications services to companies in Argentina, Brazil, Chile, Colombia and Peru. AT&T Latin America was in a business reorganization process under Chapter 11 of the U.S. Bankruptcy Law. The Bankruptcy Court approved the purchase on November 3, 2003. The purchase price, subject to certain contractual adjustments, was U.S.$ 171 million in cash, in addition to debt of U.S.$ 36 million to be assumed by the Company. The transaction was subject to fulfillment of certain business conditions and regulatory approvals.

Subsequent event

On February 24, 2004, TELMEX concluded the acquisition of AT&T Latin America’s assets, paying U.S.$ 194 million in cash and assuming debt of U.S.$ 26 million.

7. Pensions and seniority premiums

Substantially all of the Company’s employees are covered under defined benefits retirement and seniority premium plans.

Pension benefits are determined on the basis of compensation to employees in their final year of employment, their seniority, and their age at the time of retirement.

The Company has set up an irrevocable trust fund to cover the payment of these obligations and adopted the policy of making annual contributions to the fund, which totaled P. 7,995,787 in 2003, P. 5,134,806 in 2002 and P. 5.379,903 in 2001. These contributions are deductible for Mexican corporate income tax purposes.

The transition liability, past services and variances in assumptions are being amortized over a period of twelve years, which is the estimated average remaining working lifetime of Company employees.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Constant Mexican pesos as of December 31, 2003)

The most important information related to labor obligations is as follows.

Analysis of the net period cost:

	2003		2002		2001
Labor cost	P.	2,319,283	P.	2,236,022	P.	2,023,980
Financial cost of projected benefit obligation		4,933,208		4,622,023		4,120,384
Projected return on plan assets		(4,563,942)		(4,105,772)		(3,490,493)
Amortization of past service costs		1,144,515		1,144,515		1,144,515
Amortization of variances in assumptions		1,058,930		430,229		110,846

Net period cost	P.	4,891,994	P.	4,327,017	P.	3,909,232

An analysis of the projected benefit obligation is as follows:

	2003		2002
Actuarial present value of labor obligations:
Vested benefit obligation	P.	39,124,865	P.	34,593,524
Non-vested benefit obligation		36,746,665		35,032,047

Accumulated benefit obligation		75,871,530		69,625,571
Effect of salary projection		4,400,000		4,245,798

Projected benefit obligation	P.	80,271,530	P.	73,871,369

An analysis of the change in projected benefit obligation is as follows:

	2003		2002
Projected benefit obligation at beginning of year	P.	73,871,369	P.	69,382,898
Labor cost		2,319,283		2,236,022
Financial cost of projected benefit obligation		4,933,208		4,622,023
Actuarial loss		3,303,550		1,425,112
Benefits paid to participants		(4,155,880)		(3,794,686)

Projected benefit obligation at end of year	P.	80,271,530	P.	73,871,369

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Constant Mexican pesos as of December 31, 2003)

An analysis of the change in plan assets is as follows:

	2003		2002
Established fund at beginning of year	P.	61,629,119	P.	59,411,788
Projected return on plan assets		4,563,942		4,105,772
Actuarial gain (loss)		5,192,044		(7,023,247)
Contributions to trust fund		7,995,787		5,134,806

Established fund at end of year	P.	79,380,892	P.	61,629,119

An analysis of the liability for employee pensions and seniority premiums is as follows:

	2003		2002
Projected benefits in excess of plan assets	P.	890,638	P.	12,242,250
Unamortized actuarial loss		(17,208,624)		(20,141,543)
Transition liability		(5,728,793)		(6,858,166)
Past services and changes in plan		(289,259)		(318,906)

Net projected asset	P.	(22,336,038)		(15,076,365)

Additional minimum liability				23,072,817

Current net liability (accumulated benefit obligation net of plan assets)			P.	7,996,452

An analysis of the effect on stockholders’ equity is as follows:

	2003	2002
Additional minimum liability	P.	P.	(23,072,817)
Intangible asset			7,177,072

Effect of labor obligations on stockholders’ equity	P.	P.	(15,895,745)

At December 31, 2003, the market value of the trust fund for pensions and seniority premiums exceeded the accumulated benefit obligation by P. 3,509,362. In conformity with Bulletin D-3, additional minimum liability and the corresponding intangible asset and stockholders’ equity adjustment are not recognized. As a result, the balance sheet shows a net projected asset of P. 22,336,038.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Constant Mexican pesos as of December 31, 2003)

In 2003, net actuarial gain of approximately P. 1,900,000 was derived primarily from an actuarial gain of approximately P. 5,200,000, due to the favorable effect on plan assets of the overall behavior of the Mexican Stock Exchange, and an actuarial loss of approximately P. 3,300,000 attributable to the increase in the projected benefit obligation due mainly to the fact that the number of employees who retired exceeded the estimated number at the beginning of the year. In 2002, the actuarial loss of approximately P. 8,400,000 was due primarily to the adverse effect on plan assets of the overall behavior of the Mexican Stock Exchange.

The rates used in the actuarial studies were as follows:

	2003	2002	2001
	%	%	%
Discount of labor obligations:
First year	6.84	6.84	6.84
Long-term average	5.85	5.85	5.85

Increase in salaries:
First year	1.85	1.85	1.85
Long-term average	0.96	0.96	0.96

Annual return on fund	6.84	6.84	6.84

At December 31, 2003, 59.4% (65.7% in 2002) of plan assets were invested in fixed-income securities and the remaining 40.6% (34.3% in 2002) in variable-income securities.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Constant Mexican pesos as of December 31, 2003)

8. Long-term debt

a) Long-term debt consists of the following:

	Average weighted interest rates at December 31,		Maturities from 2004 through	Balance at December 31,
	2003	2002		2003		2002
Debt denominated in foreign currency:
Convertible senior debentures (1)	4.2%	4.2%	2004	P	. 9,087,969	P	. 10,722,938
Senior notes (2)(3)	6.7%	8.2%	2008		28,090,000		16,084,406
Banks	2.2%	2.5%	2014		19,651,496		27,571,589
Suppliers’ credits	2.1%	2.7%	2022		939,407		1,996,083
Financial leases	2.2%	2.3%	2006		2,055,637		2,967,617
Mexican Government	2.0%	2.2%	2006		103,073		145,744

Total					59,927,582		59,488,377

Debt denominated in Mexican pesos:
Commercial paper		8.3%					174,526
Domestic senior notes (“Certificados bursátiles”)	8.3%	9.2%	2012		7,450,000		7,746,510
Banks	6.3%	8.6%	2004		1,300,000		1,351,740
Financial leases	6.5%	8.7%	2004		580		4,624

Total					8,750,580		9,277,400

Total debt					68,678,162		68,765,777

Less short-term debt and current portion of long-term debt					20,262,000		11,499,763

Long-term debt				P	. 48,416,162	P	. 57,266,014

The above mentioned rates are subject to variances in international and local rates and do not include the effect of the Company’s agreement to reimburse certain lenders for Mexican taxes withheld. The Company’s weighted average cost of borrowed funds at December 31, 2003 (including interest, fees and reimbursement of such lenders for Mexican taxes withheld) was approximately 6.2% (5.8% at December 31, 2002).

Short-term debt as of December 31, 2003 amounted P. 15,793,280 (P. 5,952,899 in 2002), comprised of P. 15,793,280 of bank debt (P. 5,778,373 in 2002) and P. 174,526 of commercial paper in 2002, with a weighted average interest rate of 3.6% (2.5% in 2002).

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

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Constant Mexican pesos as of December 31, 2003)

Should any person or group (other than the present controlling stockholders) acquire 50% or more of the issuer’s voting shares, the holders of the convertible debentures may ask TELMEX to repurchase the convertible debentures, for 100% of the principal amount plus unpaid accrued interest through the repurchase date.

The maturity date of the convertible debentures is June 15, 2004. The debentures bear 4.25% annual interest, payable semiannually. In 2003, 2002 and 2001 accrued interest on these debentures aggregated P. 695,486, P. 459,037 and P. 479,720, respectively.

During the third quarter of 2003, TELMEX repurchased a total of U.S.$ 190 million (nominal value) of its convertible debentures in the open market and in privately negotiated transactions. The Company charged U.S.$ 20.5 million to the comprehensive financing cost of the period, corresponding to the difference between the purchase price and nominal value of the debentures.

On October 9, 2003, TELMEX commenced a cash tender offer to purchase up to U.S.$ 500 million of its outstanding convertible debentures under the terms and conditions set forth in the Offer to Purchase. The offer expired on November 6, 2003 and the Company purchased U.S.$ 1.2 million (nominal value) of its convertible debentures. The cash price for each U.S.$ 1,000 principal amount of the debentures was U.S.$ 1,117.50 plus unpaid accrued interest as of the day preceding the repurchase date. The convertible debentures acquired pursuant to the offer and all previous repurchases will be cancelled.

(2)	On January 26, 2001, TELMEX issued senior notes for U.S.$ 1,000 million, maturing in 2006 and bearing 8.25% annual interest payable semiannually. Additionally, on May 8, 2001, TELMEX issued supplemental senior notes for U.S.$ 500 million with similar characteristics. In 2003, accrued interest on the senior notes was P. 1,428,611 (P. 1,334,435 in 2002 and P. 1,162,414 in 2001).

(3)	On November 19, 2003, TELMEX issued senior notes for U.S.$ 1,000 million maturing in 2008 and bearing 4.50% annual interest payable semiannually. In 2003, accrued interest on the senior notes was P. 86,373.

b) An analysis of the foreign currency denominated debt at December 31, 2003 is as follows:

	Foreign currency (in thousands)	Exchange rate at December 31, 2003 (in pesos)		Mexican peso equivalent
U.S. dollar	5,304,750	P.	11.2360	P.	59,604,171
Euro	22,835		14.1630		323,411

Total				P.	59,927,582

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Constant Mexican pesos as of December 31, 2003)

At December 31, 2003, the Company has long-term lines of credit with certain foreign financial institutions. The unused portion of committed lines of credit at December 31, 2003 totaled approximately P. 6,691,645, at a floating interest rate of approximately LIBOR plus 86 basis points at the time of use.

c) Long-term debt maturities at December 31, 2003 are as follows:

Year	Amount
2005	P.	5,352,434
2006		20,371,707
2007		8,044,412
2008		12,061,467
2009 and beyond		2,586,142

Total	P.	48,416,162

During 2002, TELMEX made four placements of domestic senior notes (“Certificados bursátiles”) for a total of P. 3,200 million, historical (P. 4,250 million in 2001, historical), under the P. 10,000 million program authorized by the CNBV. The unused balance under this program is P. 2,550 million.

During 2003, TELMEX repaid early a portion of the debt owed to certain financial institutions of approximately U.S.$ 727 million.

The above mentioned loans are subject to certain restrictive convenants with respect to maintaining certain financial ratios and selling off a substantial portion of group assets, among others. At December 31, 2003, the Company has met all of these requirements.

d) Hedges

As part of its currency hedging strategy, the Company uses derivatives to minimize the impact of exchange rate fluctuations on U.S. dollar denominated transactions. During 2003, the Company entered into short-term exchange currency hedges which, at December 31, 2003, cover liabilities of U.S.$585 million (U.S.$ 418 million in 2002). In 2003, the Company recognized a credit to results of operations under these hedges of P. 786,088 (credit of P. 1,655,532 in 2002 and charge of P. 1,256,931 in 2001) corresponding to the fluctuation of the exchange rate.

To resolve its exposure to financial risks, the Company entered into interest-rate swaps for the exchange of cash flows in the amount determined by applying agreed interest rates to the base amount. Under these contracts, the Company agreed to receive the “TIIE” interbank rate and the treasury certificate rate for contracts in Mexican pesos, and the LIBOR rate for hedges in U.S. dollars, paying fixed rates in both cases. The effects of the interest-rate swaps are recorded proportionally in results of operations of the year based on accrued amounts. At December 31, 2003, the Company had interest-rate swaps for a total base amount of P. 12,390 million (P. 12,650 million in 2002) and U.S.$ 1,200 million. In the year ended December 31, 2003, the Company recognized a charge to comprehensive financing cost of P. 457,319 (P. 302,845 in 2002). Additionally, in 2003 the Company replaced some of its Mexican peso-denominated interest-rate swaps, recognizing a charge to comprehensive financing cost of P. 962,268.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Constant Mexican pesos as of December 31, 2003)

9. Deferred credits

Deferred credits consist of the following at December 31, 2003 and 2002:

	2003		2002
Advance billings	P.	1,175,327	P.	1,017,708
Advances from customers and others		96,114		153,592

Total	P.	1,271,441	P.	1,171,300

10. Foreign currency position and transactions

a) At December 31, 2003, TELMEX and its Mexican subsidiaries have a net foreign currency short position of U.S.$ 5,471 million (net foreign currency short position of U.S.$ 5,565 million at December 31, 2002).

The prevailing exchange rate at December 31, 2003 was P. 11.2360 per U.S. dollar (P. 10.3125 per U.S. dollar at December 31, 2002). At February 27, 2004, the exchange rate of the Mexican peso relative to the U.S. dollar was P. 11.0932 per U.S. dollar.

b) In the years ended December 31, 2003, 2002 and 2001, TELMEX and its Mexican subsidiaries had the following transactions denominated in foreign currencies. Currencies other than the U.S. dollar were translated to U.S. dollars using the average exchange rate for the year.

	Million of dollars
	2003		2002		2001
Net settlement revenues	U.S.$	211	U.S.$	256	U.S.$	253
Interest expense		361		278		284
Operating expenses		91		100		136

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Constant Mexican pesos as of December 31, 2003)

11. Commitments and contingencies

a) The Company leases certain equipment used in its operations under capital leases. At December 31, 2003, the Company had the following commitments under noncancelable capital leases:

Year ended December 31,
2004	P.	1,022,790
2005		801,478
2006		288,449

Total		2,112,717
Less interest		56,500

Present value of net minimum lease payments		2,056,217
Less current portion		985,792

Long-term obligation at December 31, 2003	P.	1,070,425

b) At December 31, 2003, the Company has noncancelable commitments of P. 8,332,094 (P. 4,052,068 in 2002) for the purchase of equipment.

Payments made under the purchase agreements were P. 3,749,608 in 2003, P. 4,141,865 in 2002 and P. 9,578,885 in 2001.

c) At December 31, 2003 the Company has outstanding letters of credit for approximately P. 159,000 (P. 9,500 in 2002), issued to foreign suppliers for the purchase of materials and supplies.

d) In February 1998, the Federal Commission of Economic Competition (COFECO) determined that Teléfonos de México, S.A. de C.V. had substantial power in what it referred to as five telecommunications markets so that, in conformity with Article 63 of the Federal Telecommunications Act, COFETEL may impose specific obligations with respect to rates charged and quality of services and information.

The Company’s external lawyers who are handling this matter are of the opinion that this finding is unjustified. Consequently, Teléfonos de México, S.A. de C.V. filed an appeal in the Federal District Court and obtained protection and shelter under Mexican federal law. COFETEL, based on the COFECO ruling, which was later reversed, handed down a new ruling imposing certain specific obligations on Teléfonos de México, S.A. de C.V. The ruling of the COFETEL was appealed in a Federal Court and is still pending. In 2001, the COFECO set aside its previous ruling and handed down a new ruling supporting the findings with respect to the substantial power that Teléfonos de México, S.A. de C.V. exercises over five telecommunications markets. Teléfonos de México, S.A. de C.V. filed an appeal in a Federal District Court. In July 2003, the relief proceedings were concluded. The case was dismissed and the matter resolved in some aspects in favor of Teléfonos de México, S.A. de C.V. Teléfonos de México, S.A. de C.V. filed an appeal for review before the Full Court for Adminstrative Matters and it is still pending.

As a result, the COFECO has initiated other proceedings against Teléfonos de México, S.A. de C.V. that have also been appealed.

e) In December 1995, a competitor that provides cellular telephone services reported Teléfonos de México, S.A. de C.V. to the COFECO for alleged monopolistic practices.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Constant Mexican pesos as of December 31, 2003)

In July 2001, the COFECO ruled that Teléfonos de México, S.A. de C.V. was engaged in monopolistic practices. Teléfonos de México, S.A. de C.V. filed an appeal for reconsideration against the ruling, but the appeal was declared unfounded and the ruling confirmed.

Currently, an appeal of the confirmation of the ruling has been presented by the Company before the Federal Court of Justice for Tax and Administrative Matters and is still pending.

f) Teléfonos de México, S.A. de C.V. has guaranteed certain obligations of Iberbanda, S.A. (formerly FirstMark Comunicaciones España, S.A.). The guarantee is limited to 13.7 million euros. América Móvil, S.A. de C.V. (América Móvil) has agreed to indemnify Teléfonos de México, S.A. de C.V. for any liability derived from these guarantees.

g) The Mexican Social Security Institute (IMSS) audited Teléfonos de México, S.A. de C.V. for the 1997-2001 period. At the conclusion of the audit, it was determined that Teléfonos de México, S.A. de C.V. owed a total of approximately P. 330 million (historical amount) in both taxes, fines, surcharges and restatements at July 2, 2003. Teléfonos de México, S.A. de C.V. filed an appeal before the Federal Court of Justice for Tax and Administrative Matters, and in accordance with Mexican laws, by means of a bank trust guaranteed payment of such tax liability through July 1, 2004. The Company’s external lawyers who are handling this matter are of the opinion that although the Company’s appeal is well founded, there can give no assurance that it will prevail.

12. Related parties

In the years ended December 31, 2003, 2002 and 2001, the Company had the following significant transactions with related parties:

	2003		2002		2001
Purchase of materials, inventories and fixed assets (1)	P.	3,829,873	P.	4,706,457	P.	6,386,598
Payment of insurance premiums, fees for administrative and operating services, security trading and other (2)		3,801,777		2,859,483		2,612,938
Payment of CPP interconnection fees (3)		9,041,326		8,343,247		8,062,657
Donations to a non-profit social-welfare organization						549,549
Sale of materials and other services (4)		651,940		556,562		494,624
Sale of long-distance and other telecommunications services (5)		3,401,148		3,600,547		3,581,144

(1)	In 2003, includes P. 2,367,739, (P. 3,563,183 in 2002 and P. 5,117,337 in 2001) for purchasing network construction services and materials from a subsidiary of Grupo Condumex, S.A. de C.V. (Condumex), which is under common control with Carso Global Telecom, S.A. de C.V. (Carso Global)

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Constant Mexican pesos as of December 31, 2003)

(2)	In 2003, includes P. 776,994 (P. 587,002 in 2002 and P. 518,034 in 2001) for insurance premiums with Seguros Inbursa, S.A., (Seguros) and P. 133,206 (P. 109,595 in 2002 and P. 158,917 in 2001) for security trading fees paid to Inversora Bursátil, S.A. (Inversora) as well as P. 327,725 (P. 285,333 in 2002 and P. 315,761 in 2001) for fees paid for administrative and operating services to technology partners (SBC International, Inc. and Carso Global). Seguros and Inversora are under common control with Carso Global.
(3)	Interconnection fees under the “Calling Party Pays” program (CPP); outgoing calls from a fixed lined telephone to a cellular telephone paid to a subsidiary of América Móvil. América Móvil is under common control with Carso Global.
(4)	Includes P. 124,338 in 2003 (P. 139,412 in 2002 and P. 180,333 in 2001) from the sale of construction materials to a subsidiary of Condumex.
(5)	Revenues from billings to an América Móvil subsidiary.

At December 31, 2003, TELMEX had amounts due to a subsidiary of Condumex and a subsidiary of América Móvil of P. 258 million and P. 826 million, respectively (P. 168 million and P. 809 million in 2002).

TELMEX purchases material and services from several subsidiaries of Grupo Carso, S.A. de C.V., which is under common control with Carso Global. Additionally, Grupo Financiero Inbursa, S.A. de C.V. and its subsidiaries, which are under common control with Carso Global, provide banking and insurance services to TELMEX. Contracted prices of materials and consideration for services are similar to those that would be used with unrelated parties in comparable transactions.

Carso Global owns the majority of the voting shares of the Company. SBC International, Inc. is a minority stockholder of the Company.

13. Provisions

The activity in provisions for other contractual employee benefits for the year ended December 31, 2003, was as follows:

	2003
Beginning balance at January 1	P.	1,080,279
Increase through charge to expenses		3,174,362
Charges to provision		(3,366,331)

Ending balance at December 31	P.	888,310

The activity in the provision for vacations for the year ended December 31, 2003, was as follows:

	2003
Beginning balance at January 1	P.
Increase through charge to other accounts		1,041,639
Increase through charge to expenses		1,377,481
Charges to provision		(1,377,481)

Ending balance at December 31	P.	1,041,639

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Constant Mexican pesos as of December 31, 2003)

14. Stockholders’ equity

a) At December 31, 2003, capital stock is represented by 12,109 million shares issued and outstanding with no par value, representing the Company’s fixed capital (12,777 million in 2002). An analysis is as follows:

	2003		2002
4,136 million common Series “AA” shares	P.	14,009,607	P.	14,009,607
265 million common Series “A” shares (289 million in 2002)		1,050,048		1,147,247
7,708 million Series “L” shares with limited voting rights (8,352 million in 2002)		12,631,190		13,634,841

Total	P.	27,690,845	P.	28,791,695

Common Series “AA” shares, which may be subscribed only by Mexican individuals and corporate entities, must represent at all times no less than 20% of capital stock and no less than 51% of the common shares. Common Series “A” shares, which may be freely subscribed, must account for no more than 19.6% of capital stock and no more than 49% of the common shares. Common Series “AA” and “A” shares combined may not represent more than 51% of capital stock. The combined number of Series “L” shares, which have limited voting rights and may be freely subscribed, and Series “A” shares may not exceed 80% of capital stock.

b) In 1994, TELMEX initiated a program to purchase its own shares. A charge is made to retained earnings for the excess cost of the shares purchased over the portion of capital stock represented by the shares acquired.

In February 2001, the stockholders approved an increase in the reserve to purchase the Company’s own shares, bringing the balance of the reserve to P. 11,375,604 (P. 10,008,918 historical). Under the Securities Trading Act, amended as of June 1, 2001, companies are no longer required to create a reserve for the purchase of their own shares. The Company’s own shares acquired subsequent to this amendment were purchased using the reserve until it was exhausted, after which shares were acquired using unappropriated retained earnings in the amount the corresponding shares purchased exceeded capital stock.

In April 2003 and 2002 and August 2001, the stockholders approved increases of P.7,601,474, P.4,549,888 and P.10,000,000 (historical), respectively, in the total authorized historical amount to be used by the Company to acquire its own shares, bringing the total maximum amount to be used for this purpose to P.10,000,000 in 2003 and 2002 (historical), respectively, and to P.10,037,564 in 2001 (historical).

During 2003, the Company acquired 668.3 million Series “L” shares for P. 11,415,072 (historical cost of P. 11,197,226) and 3.9 million Series “A” shares for P. 67,231 (historical cost of P. 65,805). In 2003, stock options for 4.3 million Series “L” shares were exercised for P. 49,067 (see Note 16).

During 2002, the Company acquired 387.3 million Series “L” shares for P. 6,440,405 (historical cost of P. 6,041,620) and 1.4 million Series “A” shares for P. 21,786 (historical cost of P. 20,747). In 2002, stock options for 0.9 million Series “L” shares were exercised for P. 10,626 (see Note 16).

During 2001, the Company acquired 843.8 million Series “L” shares for P. 15,049,878 (historical cost of P. 13,401,963) and 1.5 million Series “A” shares for P. 25,583 (historical cost of P. 22,715). In 2001, stock options for 0.1 million Series “L” shares were exercised for P. 1,315 (see Note 16).

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Constant Mexican pesos as of December 31, 2003)

c) In conformity with the Mexican Corporations Act, at least 5% of net income of the year must be appropriated to increase the legal reserve. This practice must be continued each year until the legal reserve reaches at least 20% of capital stock issued and outstanding.

d) Earnings per share are obtained by dividing net income for the year by the average weighted number of shares issued and outstanding during the period. To determine the average weighted number of shares issued and outstanding, the shares held by the Company have been excluded from the computation.

The diluted earnings per share were determined considering the effect of the shares that may be delivered (potentially dilutive shares) as a result of the convertible senior debentures described in Note 8 and of the stock options described in Note 16. The computation was made by deducting from net income for the year, the comprehensive financing cost, net of income tax and employee profit sharing, derived from the convertible debentures. The adjusted income was divided by the average weighted number of shares issued and outstanding, taking into account the number of potentially dilutive shares.

An analysis is as follows:

	2003		2002		2001
Earnings per basic share:
Net income	P.	22,449,763	P.	20,346,718	P.	25,821,647

Weighted average number of shares issued and outstanding (millions)		12,454		12,986		13,541

Earnings per basic share (in pesos)	P.	1.803	P.	1.567	P.	1.907

Earnings per diluted share:
Net income	P.	22,449,763	P.	20,346,718	P.	25,821,647
Comprehensive financing cost (income) (net of income tax and employee profit sharing)		531,439		700,181		(373,546)

Adjusted income	P.	22,981,202	P.	21,046,899	P.	25,448,101

Weighted average number of shares issued and outstanding (millions)		12,454		12,986		13,541
Add:
Potentially dilutive shares		647		691		680

Weighted average number of diluted shares issued and outstanding (millions)		13,101		13,677		14,221

Earnings per diluted share (in pesos)	P.	1.754	P.	1.539	P.	1.789

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Constant Mexican pesos as of December 31, 2003)

e) At December 31, 2003, other accumulated comprehensive income items include the deficit from the restatement of stockholders’ equity, net of deferred taxes, of P. 60,933,477 (deficit from the restatement of stockholders’ equity and minimum pension and seniority premium liability adjustment, net of deferred taxes, of P. 63,444,528 and P. 10,857,772, respectively, in 2002).

15. Income tax, asset tax and employee profit sharing

a) The Ministry of Finance and Public Credit authorized TELMEX to consolidate the group tax returns effective January 1, 1995. The Instituto Tecnológico de Teléfonos de México, S.C. and the subsidiaries acquired during the year are excluded from this tax consolidation.

b) The asset tax is a minimum tax levied on the average value of most assets net of certain liabilities. Income tax may be credited against the asset tax so that the asset tax is payable only to the extent that it exceeds income tax. Asset tax for the years ended December 31, 2003, 2002 and 2001 was P. 2,856,006, P. 2,798,805, and P. 2,871,039, respectively. In all three years TELMEX credited against these amounts the corporate income tax paid in such years.

c) An analysis of income tax provisions is as follows:

	2003		2002		2001
Current year	P.	9,643,360	P.	11,062,012	P.	11,625,014
Deferred tax, net of related monetary gain of P. 825,257 (P. 1,142,990 in 2002 and P. 1,586,661 in 2001)		611,511		(325,442)		2,969,705

Total	P.	10,254,871	P.	10,736,570	P.	14,594,719

A reconciliation of the statutory corporate income tax rate to the effective rate recognized for financial reporting purposes is as follows:

	Year ended December 31,
	2003%	2002%	2001%
Statutory income tax rate	34.0	35.0	35.0
Depreciation	(0.6)	(2.9)	(0.5)
Financing costs	(4.0)	0.2	(2.2)
Other	(0.5)	(1.1)	0.7

Effective tax rate	28.9	31.2	33.0

In 2003, the decrease in the effective tax rate for the effect of financing costs derived basically from unrealized gains determined in the mark-to-market valuation of marketable securities.

On January 1, 2002, a gradual one-percentage point annual reduction in the corporate income tax rate was approved starting in 2003 until the rate reaches 32% in 2005. The effect of this tax-rate change on deferred taxes represented a credit of P. 1,746,919 to 2002 results of operations (5% of pretax income). The effect of the tax-rate change is included in each of the related items presented.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Constant Mexican pesos as of December 31, 2003)

The temporary differences on which the Company recognized deferred taxes in the years ended December 31, 2003 and 2002, were as follows:

	2003		2002
Deferred tax asset:
Allowance for doubtful accounts and slow-moving inventories	P.	746,367	P.	656,544
Tax loss carry forwards		5,623		9,849
Advance billings		329,046		329,496
Liability provisions		651,461		101,426
Pensions and seniority premiums				212,872

		1,732,497		1,310,187

Deferred tax liability:
Fixed assets		(14,515,496)		(14,213,474)
Inventories		(374,086)		(440,406)
Licenses		(148,686)		(152,153)
Pensions and seniority premiums		(7,148,424)

		(22,186,692)		(14,806,033)

Net deferred tax (liability)	P.	(20,454,195)	P.	(13,495,846)

d) The Company is required by law to pay employee profit sharing to its employees in addition to their contractual compensation and benefits. The statutory rate for employee profit sharing in 2003, 2002 and 2001 was 10%, based on taxable income of the company for which the employee provides services after eliminating certain effects of inflation and the restatement of depreciation expense.

e) At December 31, 2003, the balance of the “restated contributed capital account” (CUCA) and the “net tax profit account” (CUFIN) was P. 25,342,608 and P. 59,537,056, respectively. These amounts are for Teléfonos de México, S.A. de C.V. computed on a stand-alone basis.

16. Stock option plan

In September 2001, TELMEX established a stock option plan for its officers. The plan is for a duration of four years, and provides that 50 million Series “L” shares are to be made available. Each year, plan participants may elect either to acquire all the shares made available to them or to defer their purchase until the final year. In January 2003, options made available totaled 11,654,987 shares (11,267,292 shares in 2001) and options to 4,318,437 shares in 2003 (905,457 shares in 2002 and 106,248 shares in 2001) were exercised, corresponding to options made available in 2001. The difference between market value and the assigned option price was not significant.

Subsequent event

In January 2004, options to 9,044,871 shares were granted.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Constant Mexican pesos as of December 31, 2003)

17. Segments

TELMEX operates primarily in two segments: local and long-distance telephone services. Local telephone service corresponds to fixed local wired service. The long-distance service includes both domestic and international services, exclusive of the long-distance calls originated in public and rural telephones and data transmission services, which are included in the column of other segments. Additional information related to the Company’s operations is provided in Note 1. The following summary shows the most important segment information, which has been prepared on a consistent basis:

	(Amounts in millions of Constant Mexican pesos as of December 31, 2003)
	Local service		Long distance		Other segments		Adjustments		Consolidated total
At December 31, 2003
Revenues:
External revenues	P.	74,980	P.	24,513	P.	17,355			P.	116,848
Intersegment revenues		10,525				1,132	P.	(11,657)
Depreciation and amortization		14,067		2,787		3,840				20,694
Operating income		26,174		6,883		6,482				39,539
Segment assets		216,638		46,361		39,123				302,122

At December 31, 2002
Revenues:
External revenues	P.	74,668	P.	25,428	P.	17,145			P.	117,241
Intersegment revenues		10,077				1,526	P.	(11,603)
Depreciation and amortization		13,797		2,573		3,976				20,346
Operating income		26,153		8,106		6,903				41,162
Segment assets		199,830		45,957		38,714				284,501

At December 31, 2001
Revenues:
External revenues	P.	77,044	P.	27,900	P.	16,920			P.	121,864
Intersegment revenues		10,811				1,548	P.	(12,359)
Depreciation and amortization		13,023		2,302		3,644				18,969
Operating income		30,644		9,964		6,203				46,811
Segment assets		189,594		36,804		32,378				258,776

Additionally, the column of other segments includes the yellow and white pages directories and other services. Intersegmental transactions are reported at fair value. Comprehensive financing cost and provisions for income tax and employee profit sharing are not assigned to the segments; they are handled at the corporate level.

Segment assets include plant, property and equipment (on a gross basis), construction in progress, advances to suppliers of equipment and inventories for operation of the telephone plant.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Constant Mexican pesos as of December 31, 2003)

18. Differences between Mexican and U.S. GAAP

The Company’s consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in certain respects from accounting principles generally accepted in the United States (“U.S. GAAP”).

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

Cash flow information:

Under Mexican GAAP, the Company presents consolidated statements of changes in financial position, as described in Note 1. The changes in the consolidated financial statement balances included in this statement constitute resources provided by and used in operating, financing and investing activities stated in constant pesos (including monetary and foreign exchange gains and losses). Under Mexican GAAP changes in trading securities are presented as investing activities, while under U.S. GAAP the cash flows from these type of securities should be disclosed as cash provided by (used in) operating activities.

Statement of Financial Accounting Standards No. 95 (“SFAS 95”), “Statement of cash flows,” does not provide guidance with respect to inflation adjusted financial statements. In accordance with Mexican GAAP, the changes in current and long-term debt due to restatement in constant pesos, including the effect of exchange differences, is presented in the statement of changes in financial position in the financing activities section. The company has adopted the guidance issued by the AICPA SEC Regulations Committee’s International Practices Task Force in its meeting held on November 24, 1998, encouraging foreign registrants that file price level adjusted financial statements to provide cash flow statements that show separately the effects of inflation on cash flows.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Constant Mexican pesos as of December 31, 2003)

If the changes in trading securities, the monetary gain and the exchange gain or loss related to the debt, were treated as components of operating activities, summarized consolidated statements of cash flows derived from information prepared in accordance with U.S. GAAP would be as follows:

	Year ended December 31,
	2003		2002		2001
Operating activities:
Net income	P.	21,706,691	P.	18,467,032	P.	22,229,205
Depreciation		23,045,907		23,015,369		23,247,912
Amortization		195,872		213,845		556,010
Deferred taxes		846,742		103,406		3,494,853
Monetary gain		(2,342,853)		(3,700,699)		(3,041,531)
Equity in results of affiliates		178,692		261,719		472,690
Effect of exchange rate differences on debt		4,285,553		6,832,181		(2,672,144)
Investment in marketable securities		(5,891,071)		(944,108)		(404,242)
Adjustment to value of equity investments				116,231		968,958
Change in operating assets and liabilities		(13,344,896)		(3,199,515)		897,875

Resources provided by operating activities		28,680,637		41,165,461		45,749,586

Financing activities:
New loans		35,460,990		16,868,895		77,246,905
Repayment loans		(37,410,833)		(27,863,496)		(80,135,625)
Purchase of Company’s own shares and cash dividends paid		(19,104,892)		(14,039,604)		(22,503,552)
Stock options exercised		49,067		90,144		64,579

Resources used in financing activities		(21,005,668)		(24,944,061)		(25,327,693)

Investing activities:
Investment in plant, property and equipment and inventories		(10,259,687)		(11,924,693)		(24,964,011)
Other investments		(37,742)		(86,104)		(334,313)

Resources used in investing activities		(10,297,429)		(12,010,797)		(25,298,324)

Effect of inflation accounting		(454,096)		(632,972)		(539,022)

Net (decrease) increase in cash and cash equivalents		(3,076,556)		3,577,631		(5,415,453)
Cash and cash equivalents at beginning of year		13,264,853		9,687,222		15,102,675

Cash and cash equivalents at end of year	P.	10,188,297	P.	13,264,853	P.	9,687,222

Net resources provided by operating activities reflect cash payments for interest, income tax and employee profit sharing as follows:

	Year ended December 31,
	2003		2002		2001
Interest	P.	5,441,265	P.	4,613,328	P.	5,353,575
Income tax		11,617,921		8,361,573		10,627,011
Employee profit sharing		2,970,969		3,098,168		3,589,506

Cash flows from purchases of trading securities during 2003 were P. 3,499,773 (P. 2,271,500 and P. 329,257 in 2002 and 2001, respectively) and cash flows from sales of trading securities during 2003 were P. 30,652 (P. 271,745 and P. 103,830 in 2002 and 2001, respectively).

Capitalized interest:

Under Mexican GAAP, the Company does not capitalize net financing costs on assets under construction. Under U.S. GAAP, interest on borrowings in foreign currencies or comprehensive financing costs for borrowings in pesos, must be considered an additional cost of constructed assets to be capitalized in plant, property and equipment and depreciated over the lives of the related assets. The amount of interest or net financing costs capitalized for U.S. GAAP purposes was determined by reference to the Company’s average interest cost of outstanding borrowings.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Constant Mexican pesos as of December 31, 2003)

Valuation of inventories and plant, property and equipment:

As previously discussed in Note 4, through December 31, 1996, items comprising the telephone plant were restated based on the acquisition date and cost, applying the factors derived from the specific indexes determined by the Company and validated by an independent appraiser registered with the CNBV. Since January 1, 1997, the valuation method of plant, property and equipment was modified, as Bulletin B-10 eliminated the use of appraisals to restate inventories and plant, property and equipment.

The alternate restatement method allowed by the Bulletin B-10, which was the one adopted in 1997 by the Company as described in Note 4, is not acceptable for U.S. GAAP purposes; consequently, the difference between this method and the restatement of inventories and plant, property and equipment based on the NCPI was taken to the U.S. GAAP reconciliations subsequently presented.

As a result of this comparison, inventories, plant, property and equipment and stockholders’ equity increased by P.2,771,176 (P.7,891,058 in 2002), and the depreciation expense for 2003 increased by P.1,998,812 (P.2,384,902 and P.4,304,781 in 2002 and 2001, respectively).

Accrued vacation pay:

Through December 31, 2002, consolidated financial statements under Mexican GAAP recognized the expense for vacation pay when paid rather than during the vesting period. For U.S. GAAP purposes, the Company has determined the accrued liability for vacation pay at December 31, 2002 and 2001, and accordingly, has adjusted the expense for vacation pay during the periods then ended. As stated in Note 1, beginning in January 1, 2003, Mexican GAAP require that vacation pay be recognized when earned, thus eliminating the difference between Mexican and U.S. GAAP.

Deferred income tax and deferred employee profit sharing:

Under Mexican GAAP, deferred income tax is determined on virtually all temporary differences in balance sheets accounts for financial and tax reporting purposes, using the enacted income tax rate at the balance sheet date.

Statement of Financial Accounting Standards No. 109 (“SFAS 109”), “Accounting for income taxes,” requires deferred income tax be determined using the liability method for all temporary differences between financial reporting and tax bases of assets and liabilities and that such difference be measured at the enacted income tax rates for the years in which such taxes will be payable or refundable.

The Company is required to pay employee profit sharing in accordance with Mexican labor law. Deferred employee profit sharing under U.S. GAAP has been determined following the guidelines of SFAS No.109. Under Mexican GAAP, the deferred portion of employee profit sharing is determined on temporary non-recurring differences with a known turnaround time.

The deferred tax adjustment included in the net income and stockholder’s equity reconciliations, also includes the effect of deferred taxes on the other U.S. GAAP adjustments reflected in the respective summaries.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Constant Mexican pesos as of December 31, 2003)

The differences in the recognition of deferred income tax and deferred employee profit sharing (for purposes of this note, collectively “deferred taxes”) between Mexican and U.S. GAAP for purposes of the income statement were as follows:

2001	P.(525,148)
2002	P.(428,848)
2003	P.(235,231)

The effect of income tax and employee profit sharing on the difference between the indexed cost and the specific indexation factor valuation of fixed assets and inventories, primarily for operation of the telephone plant, and additionally on the minimum pension and seniority premium liability adjustment, is applied as an adjustment to stockholders’ equity. The related accumulated amounts at December 31, 2003 and 2002 that decreased equity were P. (1,133,379) and P. (1,363,466), respectively.

The yearly changes in the accumulated amount for deferred taxes applied to equity as a result of this effect from 2001 through 2003 are the following:

2001	P.	(697,689)
2002	P.	5,328,324
2003	P.	230,087

In 2003 and 2002, monetary losses of P. 70,989 and P. 168,024, respectively, and in 2001 monetary gain of P. 18,861 on the deferred taxes balance related to the difference between the indexed cost and replacement cost valuation of fixed assets and inventories, primarily for operation of the telephone plant, and additionally on the minimum pension and seniority premium liability adjustment, were taken to equity, as part of the change of the year.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Constant Mexican pesos as of December 31, 2003)

Significant components of deferred taxes under U.S. GAAP at December 31, 2003 and 2002 are as follows:

	2003 `						2002
	Income Tax		Employee Profit Sharing		Deferred Taxes		Income Tax		Employee Profit Sharing		Deferred Taxes
Deferred tax assets:
Allowances for bad debts and slow moving inventories	P.	746,367	P.	233,240	P.	979,607	P.	656,544	P.	205,170	P.	861,714
Tax loss carry forwards		5,622				5,622		9,849		—		9,849
Deferred revenues		388,038		121,262		509,300		329,495		102,967		432,462
Accrued liabilities		590,075		184,398		774,473		530,861		165,894		696,755
Debt obligations exchange loss		—		840,832		840,832		—		621,912		621,912
Pensions and seniority premiums		—		—		—		1,490,725		465,851		1,956,576

Total deferred tax assets		1,730,102		1,379,732		3,109,834		3,017,474		1,561,794		4,579,268

Deferred tax liabilities:
Fixed assets		(15,403,558)		(5,938,442)		(21,342,000)		(16,930,972)		(6,776,515)		(23,707,487)
Inventories		(367,849)		(150,155)		(518,004)		(440,974)		(155,221)		(596,195)
Capitalized interest or net financing cost		(929,748)		(290,546)		(1,220,294)		(1,072,445)		(334,379)		(1,406,824)
Licenses		(148,686)		(45,874)		(194,560)		(152,153)		(47,320)		(199,473)
Pensions and seniority premiums		(6,235,494)		(1,948,592)		(8,184,086)		—		—		—

Total deferred tax liabilities		(23,085,335)		(8,373,609)		(31,458,944)		(18,596,544)		(7,313,435)		(25,909,979)

Net deferred tax liabilities	P.	(21,355,233)	P.	(6,993,877)	P.	(28,349,110)	P.	(15,579,070)	P.	(5,751,641)	P.	(21,330,711)

For Mexican GAAP purposes, as earlier discussed in Note 15, deferred income tax liabilities of P. 20,454,195 and P. 13,495,846 were recognized at December 31, 2003 and 2002, respectively.

Employee benefits obligations:

In 2003, 2002 and 2001, pension and seniority premium plans expense under U.S. GAAP, totaled P. 4,083,723, P. 3,643,621, and P. 3,274.372, respectively. The components of these employee benefit obligation calculated in accordance with the provisions of Statement of Financial Accounting Standards No. 87 (“SFAS No. 87”), “Employers’ accounting for pensions,” consist of the following:

	December 31,
	2003		2002		2001
Labor cost	P.	2,319,283	P.	2,236,022	P.	2,024,019
Financial cost of projected benefit obligations		4,933,208		4,622,023		4,120,497
Projected return on plan assets		(4,563,942)		(4,105,772)		(3,490,026)
Amortization of past service costs		532,810		532,810		532,810
Amortization of variances in assumptions		862,364		358,538		87,072

Net period cost under U.S. GAAP		4,083,723		3,643,621		3,274,372
Net period cost under Mexican GAAP		4,891,994		4,327,017		3,909,232

Cost reduction under U.S. GAAP	P.	(808,271)	P.	(683,396)	P.	(634,860)

In determining the various economic assumptions used in the computation, the Company estimates specific rates for each of the next 11 years and assumes a constant ultimate rate for each year thereafter. Each economic assumption is evaluated annually and revised as necessary. Assumptions used in the computation of the net cost under U.S. GAAP for each of the years presented in the above table are equal to those used in the determination of employee benefit obligations disclosed in Note 7.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Constant Mexican pesos as of December 31, 2003)

The change in plans’ funded status under U.S. GAAP is as follows:

	2003		2002
Projected benefits in excess of plan assets	P.	890,638	P.	12,242,250
Unamortized actuarial loss		(17,571,435)		(20,320,154)
Transition liability		(2,515,866)		(3,019,034)
Past services and changes in plan		(289,259)		(318,906)

Net projected asset	P.	(19,485,922)		(11,415,844)

Additional minimum liability				19,412,296

Current net liability (accumulated benefit obligation net of plan assets)			P.	7,996,452

The equity adjustment under U.S. GAAP is as follows:

	2003	2002
Additional minimum liability	P.	P.	(19,412,296)
Intangible asset			3,337,940

Equity adjustment under U.S. GAAP			(16,074,356)
Equity adjustment under Mexican GAAP			(15,895,745)

Additional equity adjustment to be recognized under U.S. GAAP	P.	P.	(178,611)

The weighted-average asset actual allocation of plan assets by asset category is as follows:

	Percentage of plan assets at December 31,
	2003	2002
Equity securities :
Mexican companies	38.9%	34.3%
U.S. companies	1.7%	—
Debt securities :
Mexican Government	40.1%	38.4%
Mexican private companies	19.3%	27.3%

Total	100.0%	100.0%

The asset allocation of plan assets at December 31, 2003 and 2002 and the target allocation for 2004 by asset category are as follows:

	Target allocation 2004	2003	2002
Fixed-income securities	55-65%	59.4%	65.7%
Variable-income securities	45-35%	40.6%	34.3%

The target asset allocations reflect the Company’s investment strategy of maximizing the rate of return on plan assets and the resulting funded status, within an appropriate level of risk.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Constant Mexican pesos as of December 31, 2003)

As of December 31, 2003, securities held by the plan included 206.2 million shares of TELMEX and 966.9 million shares of related parties, with a fair value of P. 3,835 million and P. 20,693 million, respectively. In 2003, the plan purchased 49.1 million shares of related parties and sold 0.8 million shares of TELMEX; dividends received by the plan in 2003 were P. 174 million.

As of December 31, 2003, securities held by the plan also included P. 155 million (notional amount) of TELMEX debt securities and P. 8,854 million (notional amount) of related parties’ debt securities, with a fair value of P. 158 million and P. 9,530 million, respectively. In 2003, the plan purchased P. 389,204 million and sold P. 387,959 million of related parties’ debt securities and sold P. 141 million of TELMEX debt securities; interest income recognized by the plan was P. 13 million of TELMEX securities and P. 41 million of related parties securities.

Expected cash flows for pension benefits plan and seniority premiums are as follows:

	Millions
Expected contributions to trust fund:
2004	P.	6,413

Expected benefit payments:
2004	P.	3,557
2005		3,684
2006		3,825
2007		4,012
2008		4,250
2009-2013		26,142

Total	P.	45,470

The investment policies of plan assets are the following:

•	Tax rules issued by the Ministry of Finance and Public Credit:

Asset investments of the pension fund must be made through an irrevocable trust set up with a financial credit institution authorized to operate in Mexico.

To invest at least 30% of assets in Mexican government securities registered in the National Registry of Securities and Intermediaries (“Registro Nacional de Valores e Intermediarios”) or in shares of investment funds (“sociedades de inversión”) in debt instruments.

The remaining 70% (maximum) will be invested in securities approved by the CNBV.

Beginning on January 1, 2007, the fund will not be allowed to invest more than 10% of total assets in Company’s own shares or in shares of related companies.

•	Trading:

The fund invests in securities approved by CNBV with high trading, liquidity and credit quality.

•	Plan assets structure:

Ensure that the composition of assets comprising the pension fund generates sufficient resources and liquidity to cover growth of pension obligations.

The Company’s policy to establish long-term interest rates to discount the obligations of the pension plan is based on the historical returns of real short term interest rates for the last 20 years in Mexico.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Constant Mexican pesos as of December 31, 2003)

Before 1984, debt securities yielded negative interest rates in real terms and for that reason the Company defined not to go beyond twenty years of historical interest rates, with the purpose to adopt the current Mexican monetary policy. As part of the policy’s criteria, interest rates used in the projection are those available at the end of the last year.

The historical averages of real interest rates for the last twenty years ended in December 31, 2001 and 2002 have increased (from 6.45% in 2000 through 6.58% in 2001, and through 7.83% in 2002) as a result of the government monetary policy of giving an increased real premium. In 2001 and 2002, interest rates worldwide have been lower and for that reason, the Company decided not to modify discount real interest rates used in actuarial projections for 2002 and 2003.

The unrecognized net transition obligation under SFAS No. 87 of P. 6,038,112 at January 1, 1997, is being amortized over the average future working lifetime of the employee group, which has been determined to be 12 years. The portion of the unrecognized net (loss) gain that exceeds 10% of the projected benefit obligation will also be recognized over 12 years.

In 1995, consistent with the deferral of the unrecognized net (loss) gain, TELMEX included in income of such year an amount of P. 706,134 as monetary gain on the unfunded liability and deferred P.3,717,740, which represented the difference between the amount credited to income and the full monetary gain on the unfunded liability. For 1996, the Company did not defer the monetary gain for such year, as the rates used in the actuarial study were similar to actual inflation for 1996, and amortized P. 194,646 of the monetary gain deferred in 1995. The monetary gain deferred in 1995 is being amortized in 12 years. In 2003, 2002 and 2001, the Company amortized P. 320,281 each year, on the monetary gain deferred in 1995.

Effects of inflation accounting on U.S. GAAP adjustments:

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

Disclosure about fair value of financial instruments:

In accordance with Statement of Financial Accounting Standards No. 107 (“SFAS 107”), “Disclosures about fair value of financial instruments,” under U.S. GAAP it is necessary to provide information about the fair value of certain financial instruments for which it is practicable to estimate that value. The carrying amounts of cash and short-term investments, accounts receivable and accounts payable and accrued liabilities approximate fair values due to the short maturity of these instruments.

The fair value of total debt, excluding capital leases, is estimated using discounted cash flow analyses based on current borrowing rates offered to the Company for debt of the same remaining maturities and the market value for the convertible senior debentures and senior notes at December 31, 2003 and 2002. As of December 31, 2003, the carrying value of total debt is P. 66,621,945 (P. 65,793,536 at December 31, 2002) and the fair value is P. 69,897,672 (P. 69,562,233 at December 31, 2002).

Business combinations and goodwill and other intangible assets:

In June 2001, the Financial Accounting Standards Board (FASB) issued Statements of Financial Accounting Standards No. 141, (“SFAS 141”), “Business combinations,” and No. 142 (“SFAS 142”), “Goodwill and other intangible assets,” effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Constant Mexican pesos as of December 31, 2003)

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

In the Company’s financial statements for each of the three years in the period ended December 31, 2003, such restatements were made based on the inflation in Mexico because the Company’s investments in foreign subsidiaries and affiliates were not material in any of these periods.

Under Mexican GAAP the statement of income amounts were translated at the prevailing exchange rate at the end of the reporting period. Under U.S. GAAP, statement of income amounts are translated at the average exchange rate for the period. In the Company’s financial statements for each of the three years in the period ended December 31, 2003, the effects of this translation difference were not material.

Reporting comprehensive income:

Cumulative effects of the deficit from restatement of stockholders’ equity and deferred taxes on the difference between indexed cost and replacement cost, as adjusted for U.S. GAAP purposes, included in comprehensive income at December 31, 2003, decreased stockholders’ equity by P. 35,874,446 and P.4,568,941, respectively.

Accounting for derivative instruments and hedging activities:

For U.S. GAAP reporting, beginning January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, (“SFAS 133”), “Accounting for derivative instruments and hedging activities,” as amended, which establishes that all derivative instruments (including certain derivative instruments embedded in other contracts) should be recognized in the balance sheet as assets or liabilities at their fair values and changes in their fair value are recognized immediately in earnings, unless the derivative qualifies as a “hedge” as defined in SFAS 133 for which certain special accounting treatment is permitted.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Constant Mexican pesos as of December 31, 2003)

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

As of December 31, 2003 and 2002, the differences in accounting for derivative instruments between Mexican and U.S. GAAP, as they relate to the Company, resulted in certain adjustments in the reconciliation of net income and the reconciliation of stockholder’s equity to U.S. GAAP, which are explained as follows:

•	Under Bulletin C-2, interest rate swaps negotiated with the intention of hedging interest rate risk on the Company’s indebtedness should be accounted consistently with the underlying hedged item. Mexican GAAP does not permit the recognition of hedge debt instruments at fair value. Accordingly, the estimated fair value of the derivative instrument qualifying as a hedge of an underlying debt instrument is not recognized in the balance sheet and the effects in the income statement are recognized as interest on the debt accrues. Under SFAS 133, the interest swaps did not qualify as a hedge; therefore, the fair value must be recorded in the balance sheet and the changes in fair value recognized directly to earnings.

•	As of December 31, 2003 and 2002, the estimated fair value of those interest rate swaps that were not recognized in the balance sheet under Mexican GAAP were asset (liability) of P. 184,015 and P. (265,259), respectively, the effects in earnings have been reflected as a gain (loss) of P. 439,121 in 2003 and (P. 265,259) in 2002 in the reconciliation of net income to U.S. GAAP.

SAB-101 revenue recognition:

Under U.S. GAAP, revenues from installation charges for local service and related costs not exceeding such revenues are deferred and recognized over the estimated duration of the customer relationship. Under Mexican GAAP, these revenues and costs are recognized when the installation is performed. The difference between Mexican GAAP and U.S. GAAP has no effect on operating income, net income or stockholders’ equity, as the effect on revenues is not material.

Stock options:

Under Mexican GAAP, TELMEX records no compensation expense with respect to these stock options. Under U.S. GAAP the Company recognizes a compensation expense using the intrinsic value-based method of accounting prescribed by APB Opinion No. 25, “Accounting for stock issued to employees,” as allowed by Statement of Financial Accounting Standards No. 123 (“SFAS 123”), “Accounting for stock based compensation.”

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Constant Mexican pesos as of December 31, 2003)

The fair value for the options was estimated at the date of grant, using a Black-Scholes option pricing model with the following assumptions used for grants in 2003 and 2001: risk-free interest rate of 9.48% and 12.39%; dividend yield of 3.61% and 2.79%; expected volatility factor of 27.0% and 31.3%; and expected option life of 3.2 and 2.3 years, respectively. The fair value of each option at the date of granted in 2003 and 2001 was P. 7.79 and P. 5.72, respectively.

Information related to options is summarized below:

Number of stock options (in millions)
Outstanding at January 1, 2001	—
Granted	11.3
Exercised	(0.1)

Outstanding at December 31, 2001	11.2
Granted	—
Exercised	(0.9)

Outstanding at December 31, 2002	10.3
Granted	11.7
Exercised	(4.3)

Outstanding at December 31, 2003	17.7

For purposes of pro forma disclosure, if TELMEX were to account for its employee stock options granted under the fair value method of SFAS 123, the estimated fair value of the options at the date of the grant is amortized to expense over the vesting period. Under the fair value method, the Company’s U.S. GAAP net income and net income per share would have been as follows:

	Year ended December 31,
	2003		2002		2001
Net income	P.	21,706,691	P.	18,467,032	P.	22,229,205
Stock-based compensation cost included in net income.		(9,952)		76,068		60,792
Stock-based compensation cost that would have been included in net income if the fair value based method had been applied to all awards		(93,793)				(72,574)

Pro forma net income as if the fair value based method had been applied to all awards	P.	21,602,946	P.	18,543,100	P.	22,217,423

Earnings per share (in pesos):
Basic:
As reported	P.	1.743	P.	1.422	P.	1.642

Pro forma	P.	1.735	P.	1.428	P.	1.641

Diluted:
As reported	P.	1.697	P.	1.401	P.	1.537

Pro forma	P.	1.690	P.	1.407	P.	1.536

Impairment or disposal of long-lived assets:

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144 (“SFAS 144”), “Accounting for the impairment or disposal of long-lived assets,” which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes Statement of Financial Accounting Standards No. 121 (“SFAS 121”), “Accounting for the impairment of long-lived assets and for long-lived assets to be disposed of,” and the accounting and reporting provisions of APB Opinion No. 30, “Reporting the results of operations for a disposal of a segment of a business”. SFAS 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. The Company adopted Statement 144 as of January 1, 2002 and the adoption of this Statement did not have an impact on the U.S. GAAP financial position and results of operations.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Constant Mexican pesos as of December 31, 2003)

Accounting for certain financial instruments with characteristics of both liabilities and equity:

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150 (“SFAS 150”), “Accounting for certain financial instruments with characteristics of both liabilities and equity”. The Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The adoption of SFAS 150 did not have an impact on the U.S. GAAP financial information.

Consolidation of variable interest entities:

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of variable interest entities”, as amended. Interpretation No. 46 addresses how to identify variable interest entities and provides guidance as to how a company may assess its interests in a variable interest entity for purposes of deciding whether consolidation of that entity is required. The adoption of Interpretation No. 46 did not have an impact on the U.S. GAAP financial information.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Constant Mexican pesos as of December 31, 2003)

Summary

Net income, operating income and total stockholders’ equity, adjusted to take into account the material differences between Mexican GAAP and U.S. GAAP, are as follows:

	Year ended December 31,
	2003		2002		2001
Net income as reported under Mexican GAAP	P.	22,449,763	P.	20,346,718	P.	25,821,647

U.S. GAAP adjustments:
Capitalized interest or net financing cost		98,524		387,373		661,454
Depreciation of capitalized interest		(549,529)		(497,819)		(530,588)
Accrued vacation pay		(6,253)		(91,920)		(138,967)
Deferred income tax under U.S. GAAP included in this reconciliation		(255,600)		(293,177)		(58,518)
Deferred employee profit sharing under U.S. GAAP included in this reconciliation		(80,634)		(23,096)		(27,094)
Deferred employee profit sharing		101,003		(112,575)		(439,536)
Pension and seniority premium plan cost		808,271		683,396		634,860
Difference between the restatement of depreciation expense based on specific indexation factors and on the basis of the NCPI		(1,998,812)		(2,384,902)		(4,304,781)
Effect of derivative instruments		439,121		(265,259)
Stock option plan		9,952		(76,068)		(60,792)
Effects of inflation accounting on U.S. GAAP adjustments		690,885		794,361		671,520

Total U.S. GAAP adjustments		(743,072)		(1,879,686)		(3,592,442)

Net income under U.S. GAAP	P.	21,706,691	P.	18,467,032	P.	22,229,205

Weighted average common shares outstanding (in millions):

Basic		12,454		12,986		13,541

Diluted		13,101		13,677		14,217

Net income per share under U.S. GAAP (in pesos)

Basic	P.	1.743	P.	1.422	P.	1.642

Diluted	P.	1.697	P.	1.401	P.	1.537

After giving effect to the foregoing adjustments for pension plan costs, accrued vacation pay, depreciation of capitalized interest, the difference between the restatement of depreciation expense based on specific indexation factors and on the basis of the NCPI and stock option plan expense; as well as to the reclassification of the employee profit sharing expense and the deferred employee profit sharing expense, operating income under U.S. GAAP totaled P. 35,237,292; P. 35,536,693 and P. 38,663,342, in 2003, 2002 and 2001, respectively.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Constant Mexican pesos as of December 31, 2003)

	December 31
	2003	2002
Total stockholders’ equity under Mexican GAAP	P. 79,649,402	P. 63,598,200

U.S. GAAP adjustments, net of effects of inflation on monetary items:
Capitalized interest or net financing cost	10,875,727	10,777,203
Accumulated depreciation of capitalized interest or net financing cost	(7,975,343)	(7,425,814)
Accrued vacation pay		(1,076,725)
Deferred income tax on U.S. GAAP adjustments included in this reconciliation	(50,631)	527,347
Deferred employee profit sharing on U.S. GAAP adjustments included in this reconciliation	79,493	164,793
Deferred employee profit sharing	(6,790,398)	(7,163,539)
Deferred taxes on the difference between the indexed cost and specific indexation factor valuation of fixed assets and inventories, and on minimum pension and seniority premium liability adjustment	(1,133,379)	(1,363,466)
Pension and seniority premium plan cost	(4,129,031)	(5,257,586)
Minimum pension and seniority premium liability adjustment		(178,611)
Difference between the restatement of fixed assets and inventories based on specific indexation factors and on the basis of the NCPI	2,771,176	7,891,058
Effect of derivative instruments	184,015	(265,259)
Stock option plan	(97,349)	(126,899)

Total U.S. GAAP adjustments net	(6,265,720)	(3,497,498)

Total stockholders’ equity under U.S. GAAP	P. 73,383,682	P. 60,100,702

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Constant Mexican pesos, as of December 31, 2003)

Consolidated statements of changes in stockholders’ equity under U.S. GAAP at December 31, 2001, 2002 and 2003, are as follows:

					Retained earnings								Accumulated other comprehensive Income		Comprehensive income		Total
	Capital stock		Premium on sale of shares		Legal reserve		Reserve for purchase of Company’s own shares		Unappropriated		Total
Balances at January 1, 2001	P.	30,817,500	P.	13,254,683	P.	15,741,497	P.	5,598,708	P.	41,437,004	P.	62,777,209	P.	(51,270,564)			P.	55,578,828
Appropriation of earnings approved at stockholders’ meetings held in February and April, 2001:
Cash dividends paid at P.0.547 per share (P. 0.490 historical)										(7,364,827)		(7,364,827)						(7,364,827)
Increase of reserve for purchase of Company’s own shares								5,776,896		(5,776,896)
Increase in legal reserve						56,462				(56,462)
Cash purchase of Company’s own shares		(1,395,762)						(11,375,604)		(2,304,095)		(13,679,699)						(15,075,461)
Stock options exercised (Note 16 and 18)		3		404						1,312		1,312						1,719
Comprehensive income:
Net income for the year										22,229,205		22,229,205			P.	22,229,205		22,229,205
Other comprehensive income items:
Deferred taxes allocated to equity, net of effect of inflation														1,512,383		1,512,383		1,512,383
Minimum pension and seniority premium liability adjustments														1,260,174		1,260,174		1,260,174

Comprehensive income															P.	25,001,762

Balances at December 31, 2001		29,421,741		13,255,087		15,797,959				48,165,241		63,963,200		(48,498,007)				58,142,021
Appropriation of earnings approved at stockholders’ meeting held in April, 2002:
Cash dividends paid at P. 0.579 per share (P. 0.545 historical)										(7,497,895)		(7,497,895)						(7,497,895)
Increase in legal reserve						106,840				(106,840)
Cash purchase of Company’s own shares		(630,070)								(5,832,121)		(5,832,121)						(6,462,191)
Stock options exercised (Note 16 and 18)		24		3,350						10,602		10,602						13,976
Comprehensive income:
Net income for the year										18,467,032		18,467,032			P.	18,467,032		18,467,032
Other comprehensive income items:
Deferred taxes allocated to equity, net of effect of inflation														3,125,064		3,125,064		3,125,064
Minimum pension and seniority premium liability adjustments														(5,687,305)		(5,687,305)		(5,687,305)

Comprehensive income															P.	15,904,791

Balances at December 31, 2002		28,791,695		13,258,437		15,904,799				53,206,019		69,110,818		(51,060,248)				60,100,702
Appropriation of earnings approved at stockholders’ meetings held in April, 2003:
Cash dividends paid at P.0.615 per share.(P.0.605 historical)										(7,622,589)		(7,622,589)						(7,622,589)
Increase in legal reserve						725,729				(725,729)
Cash purchase of Company’s own shares		(1,100,960)								(10,381,343)		(10,381,343)						(11,482,303)
Stock options exercised (Note 16 and 18)		110		15,253						48,957		48,957						64,320
Cumulative effect of accrued vacation paid
Comprehensive income:
Net income for the year										21,706,691		21,706,691			P.	21,706,691		21,706,691
Other comprehensive income items:
Deferred taxes allocated to equity, net of effect of inflation														(362,366)		(362,366)		(362,366)
Minimum pension and seniority premium liability adjustment														10,979,227		10,979,227		10,979,227

Comprehensive Income															P.	32,323,552

Balances at December 31, 2003	P.	27,690,845	P.	13,273,690	P.	16,630,528	P.		P.	56,232,006	P.	72,862,534	P.	(40,443,387)			P.	73,383,682

See accompanying notes.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 28, 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

By:	/s/ Adolfo Cerezo Pérez
Name:	Adolfo Cerezo Pérez
Title:	Chief Financial Officer

Exhibit Index

Exhibit Number	Description of Exhibit
1.1	Amended and restated bylaws (estatutos sociales) of Teléfonos de México, S.A. de C.V., dated as of April 30, 2003, together with an English translation (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2002 (File No. 1-10749), filed on June 25, 2003).

2.1	L Share Deposit Agreement (incorporated by reference to our registration statement on Form F-6 (File No. 333-11362) filed on January 14, 2000).

2.2	A Share Deposit Agreement (incorporated by reference to our registration statement on Form F-6 (File No. 333-12936) filed on November 28, 2000).

2.3	Indenture dated as of June 11, 1999 between Teléfonos de México, S.A. de C.V. and Citibank, N.A., as Trustee (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 1999 (File No. 1-10749) filed on May 19, 2000).

2.4	First Supplemental Indenture dated as of January 26, 2001 between Teléfonos de México, S.A. de C.V. and Citibank, N.A., as Trustee, with respect to the terms of the 8.25% Senior Notes due 2006 (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2000 (File No. 1-10749) filed on May 4, 2001).

2.5	Certificate, dated as of March 7, 2001, pursuant to Indenture, dated as of June 11, 1999, between Teléfonos de México, S.A. de C.V. and Citibank, N.A., as Trustee, with respect to the adjustment of the conversion rate of the 4.25% Convertible Senior Debentures due 2004 (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2001 (File No. 1-10749) filed on June 27, 2002).

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

3.1	Agreement dated December 20, 2000 between Carso Global Telecom, S.A. de C.V. and SBC International, Inc. (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2000 (File No. 1-10749) filed on May 4, 2001).

4.1	Concession dated March 10, 1976 between Teléfonos de México, S.A. de C.V. and the Mexican Ministry of Communications and Transportation, together with an English translation (incorporated by reference to our registration statement on Form F-1 (File No. 033-39893) filed on April 9, 1991).

4.2	Concession Amendment dated August 10, 1990 between Teléfonos de México, S.A. de C.V. and the Mexican Ministry of Communications and Transportation, together with an English translation (incorporated by reference to our registration statement on Form F-1 (File No. 033-39893) filed on April 9, 1991).

4.3	Management Services Agreement dated January 2, 2004 between Teléfonos de México, S.A. de C.V. and Carso Global Telecom, S.A. de C.V. (English translation).

4.4	Management Services Agreement dated January 2, 2001 between Teléfonos de México, S.A. de C.V. and SBC International Management Services Inc.

4.5	Amendment, dated November 6, 2003, to Management Services Agreement, dated January 2, 2001, between Teléfonos de México, S.A. de C.V. and SBC International Management Services Inc.

4.6	Stock Purchase Agreement dated as of March 12, 2004 by and among Teléfonos de México, S.A. de C.V., WorldCom, Inc., MCI International, Inc., MCI WorldCom International, Inc. and MCI WorldCom Brazil LLC (incorporated by reference to the Form 8-K (File No. 001-10415) filed by WorldCom, Inc. on March 18, 2004).

4.7	First Amendment dated as of April 7, 2004 to the Stock Purchase Agreement dated as of March 12, 2004 by and among Teléfonos de México, S.A. de C.V., MCI, Inc. (successor by merger to WorldCom, Inc.), MCI International, Inc., MCI WorldCom International, Inc. and MCI WorldCom Brazil LLC (incorporated by reference to the Form 8-K (File No. 001-10415) filed by MCI, Inc. on April 23, 2004).

4.8	Second Amendment dated as of April 20, 2004 to the Stock Purchase Agreement dated as of March 12, 2004 by and among Teléfonos de México, S.A. de C.V., MCI, Inc. (successor by merger to WorldCom, Inc.), MCI International, Inc., MCI WorldCom International, Inc. and MCI WorldCom Brazil LLC. (incorporated by reference to the Form 8-K (File No. 001-10415) filed by MCI, Inc. on April 23, 2004).

4.9	Registration Rights Agreement dated as of April 20, 2004 among MCI, Inc. and the security holders named therein (including Financials Ventures LLC, a subsidiary of Teléfonos de México, S.A. de C.V.) (incorporated by reference to Exhibit 4.6 to MCI, Inc.’s Annual Report on Form 10-K for its fiscal year ended December 31, 2003 (File No. 001-10415), filed on April 29, 2004).

8.1	List of subsidiaries of Teléfonos de México, S.A. de C.V.

12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Mancera, S.C., to the incorporation by reference into the effective registration statement on Form F-3 of Teléfonos de México, S.A. de C.V. (File No. 333-111040) of its report with respect to the consolidated financial statements of Teléfonos de México, S.A. de C.V., which appears in this Annual Report on Form 20-F.