Form 20-F
period 2004-12-31
TELEFONOS DE MEXICO S A DE C V
filed 2005-06-28
CIK 866213

As filed with the Securities and Exchange Commission on June 27, 2005.

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

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

Series A Shares, without par value (“A Shares”)

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d) OF THE ACT: None

The number of outstanding shares of each class of capital or common stock as of December 31, 2004 was:

4,063 million	AA Shares
252 million	A Shares
7,517 million	L Shares

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

Not applicable.

Item 3. Key Information

SELECTED FINANCIAL DATA

The selected consolidated financial data set forth below have been derived from our audited consolidated financial statements for each of the five years in the period ended December 31, 2004, which have been reported on by Mancera, S.C., a member of Ernst & Young Global, an independent, registered public accounting firm. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and notes thereto included elsewhere in this Annual Report.

Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Mexico, or Mexican GAAP, which differ in certain respects from generally accepted accounting principles in the United States, or U.S. GAAP. Note 19 to our audited consolidated financial statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP, as they relate to us; a reconciliation to U.S. GAAP of operating income, net income and total stockholders’ equity; and a condensed statement of cash flows under U.S. GAAP.

Pursuant to Mexican GAAP, in the consolidated financial statements and the selected consolidated financial data set forth below:

•	nonmonetary assets (excluding plant, property and equipment of non-Mexican origin) and stockholders’ equity are restated for inflation based on the Mexican National Consumer Price Index;

•	plant, property and equipment of non-Mexican origin are restated based on the rate of inflation in the country of origin and converted into Mexican pesos using the prevailing exchange rate at the balance sheet date;

•	gains and losses in purchasing power from holding monetary assets and liabilities are recognized in income; and

•	all financial statements are restated in constant pesos as of December 31, 2004.

We have not reversed the effect of inflation accounting under Mexican GAAP in the reconciliation to U.S. GAAP of our net income and stockholders’ equity, except with respect to the methodology for restatement of plant, property and equipment of non-Mexican origin. See Note 19 to our consolidated financial statements.

	Year ended December 31,
	2004	2003	2002	2001	2000
	(in millions of constant pesos as of December 31, 2004, except per share data)
Income Statement Data:
Mexican GAAP:
Operating revenues	P. 138,802	P. 122,912	P. 123,326	P. 128,189	P. 123,191
Operating costs and expenses	95,146	81,131	80,028	78,948	75,270
Operating income	43,656	41,782	43,298	49,240	47,921
Income from continuing operations	27,836	23,615	21,403	27,162	30,172
Net income(1)	27,836	23,615	21,403	27,162	31,950
Income per share from continuing operations—Basic(2)	2.300	1.897	1.648	2.006	2.056
Income per share from continuing operations—Diluted(2)	2.293	1.845	1.619	1.882	1.946
Net income per share—Basic(2)	2.300	1.897	1.648	2.006	2.177
Net income per share—Diluted(2)	2.293	1.845	1.619	1.882	2.062
Dividends paid per share(2)(3)	0.665	0.605	0.545	0.490	0.445
Weighted average number of shares outstanding (millions)(4)
Basic	11,953	12,454	12,986	13,541	14,669
Diluted	12,202	13,101	13,677	14,221	15,345
U.S. GAAP:
Operating revenues	P. 138,802	P. 122,912	P. 123,326	P. 128,189	P. 123,191
Operating costs and expenses	100,688	85,655	85,944	87,519	82,427
Operating income	38,114	37,257	37,381	40,670	40,764
Income from continuing operations	28,235	22,833	19,425	23,383	27,925
Net income(1)	28,235	22,833	19,425	23,383	29,430
Income per share from continuing operations—Basic(2)	2.362	1.833	1.496	1.727	1.903
Income per share from continuing operations—Diluted(2)	2.353	1.786	1.474	1.617	1.799
Net income per share—Basic(2)	2.362	1.833	1.496	1.727	2.006
Net income per share—Diluted(2)	2.353	1.786	1.474	1.617	1.898
Dividends paid per share(2)(3)	0.665	0.605	0.545	0.490	0.445

(see footnotes on following page)

	December 31,
	2004	2003	2002	2001	2000
	(in millions of constant pesos as of December 31, 2004, except ratios of earnings to fixed charges)
Balance Sheet Data:
Mexican GAAP:
Plant, property and equipment, net	P. 151,989	P. 127,345	P. 134,018	P. 132,135	P. 128,349
Total assets	253,308	195,403	184,619	181,406	189,358
Short-term debt and current portion of long-term debt	13,194	21,314	12,097	20,218	53,248
Long-term debt	76,847	50,929	60,238	60,412	36,567
Total stockholders’ equity	107,828	83,783	66,899	58,687	59,686
Capital stock	28,002	29,128	30,286	30,949	32,417
Number of outstanding shares (millions)(4)
Series AA	4,063	4,136	4,136	4,307	3,266
Series A	252	265	289	313	339
Series L	7,517	7,708	8,352	8,545	10,405
U.S. GAAP:
Plant, property and equipment, net	P. 159,369	P. 133,331	P. 145,844	P. 156,327	P. 148,656
Total assets	261,538	203,386	197,928	207,111	211,990
Short-term debt and current portion of long-term debt	13,194	21,314	12,097	20,218	53,248
Long-term debt	76,847	50,929	60,238	60,412	36,567
Total stockholders’ equity	90,512	77,192	63,220	61,160	58,464
Capital stock	28,002	29,128	30,286	30,949	32,417

Other Data:
Mexican GAAP:
Ratio of earnings to fixed charges(5)	7.8	7.2	6.5	6.7	4.6
U.S. GAAP:
Ratio of earnings to fixed charges(5)	7.2	6.7	5.8	5.8	4.2

(1)	Includes income from discontinued operations representing the businesses we spun off to América Móvil, S.A. de C.V., or América Móvil, in September 2000, of P.1,779 million (Mexican GAAP) and P.1,525 million (U.S. GAAP) operations. See Item 4. Information on the Company—General—History.
(2)	We have not presented net income or dividends on a per ADS basis. Each L Share ADS represents twenty L Shares, and each A Share ADS represents twenty A Shares.
(3)	Nominal amounts. For information on dividends paid per share translated into U.S. dollars, see Item 8. Financial Information—Dividends.
(4)	All amounts have been adjusted to reflect a two-for-one stock split approved in December 1999 and effected in February 2000. They have not been adjusted to reflect a further two-for-one stock split approved on April 28, 2005 and effected on May 25, 2005.
(5)	Earnings for this purpose consist of earnings before provision for income tax but after provision for employee profit sharing, plus fixed charges and depreciation of capitalized interest and minus interest capitalized during the period. Fixed charges for this purpose consist of interest expense plus interest capitalized during the period. Fixed charges do not take into account gain or loss from monetary position or exchange gain or loss attributable to our indebtedness.

EXCHANGE RATES

Mexico has a free market for foreign exchange, and the Mexican government allows the peso to float freely against the U.S. dollar. There can be no assurance that the Mexican government will maintain its current policies with regard to the peso or that the peso will not depreciate or appreciate significantly in the future.

The following table sets forth, for the periods indicated, the high, low, average and period-end noon buying rate in New York City for cable transfers in pesos published by the Federal Reserve Bank of New York, expressed in pesos per U.S. dollar. The rates have not been restated in constant currency units.

Period	High	Low	Average(1)	Period End
2000	P. 9.18	P. 10.09	P. 9.47	P. 9.62
2001	8.95	9.97	9.33	9.16
2002	9.00	10.43	9.66	10.43
2003	10.11	11.41	10.79	11.24
2004	10.81	11.64	11.29	11.15

2004:
December	11.11	11.33		11.15

2005:
January	11.17	11.41		11.21
February	11.04	11.21		11.09
March	10.98	11.33		11.18
April	11.04	11.23		11.08
May	10.89	11.03		10.91

(1)	Average of month-end rates.

On June 23, 2005, the noon buying rate was P.10.79 to U.S.$1.00.

We will pay any cash dividends in pesos, and exchange rate fluctuations will affect the U.S. dollar amounts received by holders of American Depositary Shares, or ADSs, on conversion by the depositary of cash dividends on the shares represented by such ADSs. Fluctuations in the exchange rate between the peso and the U.S. dollar have affected the U.S. dollar equivalent of the peso price of our shares on the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A. de C.V.) and, as a result, have also affected the market price of the ADSs.

RISK FACTORS

Risks Relating to Our Business Generally

Increasing competition in Mexico and the other countries in which we operate could adversely affect our revenues and profitability

We face significant competition in Mexico and the other countries in which we operate, which could result in decreases in current and potential customers, revenues and profitability. Governmental authorities in many of these countries continue to grant new licenses and concessions to new market entrants, which results in increased competition in those countries. In addition, technological developments are increasing cross-competition in certain markets, such as between wireless providers and fixed-line operators.

In Mexico, competition in local service, principally from wireless service providers, has been developing since 1999. In December 2004, there were approximately 38 million cellular lines in service, compared with approximately 18.1 million fixed lines in service (17.2 million of which are part of our network). At present, 18 fixed-line local operators have been granted licenses, primarily in Mexico City, Guadalajara, Monterrey, Puebla and other large cities.

We have also begun to face new competition in Mexico from cable television providers, who have recently been authorized by the Communications Ministry (Secretaría de Comunicaciones y Transportes) to provide voice-transmission services to local fixed-line telecommunications operators and data and broadband Internet services to the Mexican public.

The effects of competition on our business are highly uncertain and will depend on a variety of factors, including economic conditions; regulatory developments; the behavior of our customers and competitors; and the effectiveness of measures we take.

Dominant carrier regulations and other regulatory developments could hurt our business by limiting our ability to pursue competitive and profitable strategies

Our business is subject to extensive regulation, and it can be adversely affected by changes in law, regulation or regulatory policy. The Mexican Competition Commission has determined that we are a dominant provider of certain telecommunications services, and Mexican law provides for the regulatory authorities to impose additional regulations on a dominant provider. In the past several years, the Mexican Competition Commission and the Mexican Federal Telecommunications Commission (Comisión Federal de Telecomunicaciones, or Cofetel) have adopted resolutions and regulations that apply specifically to us as a dominant carrier. We have successfully challenged these resolutions and regulations in Mexican federal court. We cannot predict whether the Mexican Competition Commission or Cofetel will issue new resolutions or regulations that are substantially similar to the successfully challenged dominant carrier provisions, and if so, whether our judicial challenges will be successful in the future. We believe that if dominant carrier regulations are eventually implemented, the new rules and the related regulatory procedures will reduce our flexibility to adopt competitive tariff policies.

World Trade Organization dispute settlement between the United States and Mexico will result in changes in regulation that may affect our business

In August 2000, the United States initiated a World Trade Organization, or WTO, dispute settlement against Mexico regarding alleged illegal barriers to competition in the Mexican telecommunications market. In June 2004, the United States and Mexico reached an agreement under which Mexico has eliminated its uniform settlement rate system, its proportional return system and its requirement that the Mexican carrier with the greatest share of outgoing traffic to a particular country negotiate the settlement rate on behalf of all Mexican carriers for that country. Mexico also agreed to introduce new regulations authorizing the resale of outgoing international long distance service. Mexico is expected to adopt regulations authorizing resale of outgoing international long distance service as well as domestic long distance, local, cellular and other services. These regulations are expected to be adopted by the end of July 2005. We expect that these new regulations will likely affect our business and competition in the future and will put downward pressure on the prices we charge our customers for those services.

Shifting usage patterns could adversely affect our revenues

Our fixed-line network services face increasing competition due to shifting usage patterns resulting from the adoption of popular new technologies, including wireless devices for voice and other communications, and the subsequent substitution of these technologies for fixed-line phones. For example, we estimate that an increasing proportion of calls that previously would have been made over our fixed-line network are now being made on wireless telephones and voice over IP, or VoIP, services outside our network, for which we receive no revenues. There can be no assurance that this process will not adversely affect our traffic volume and our results of operations.

We have invested in countries in which we have limited experience, and we may be unsuccessful in addressing the new challenges and risks they present

We have invested in a growing number of telecommunications businesses outside our historical core activity of providing fixed-line telecommunications services in Mexico, and we plan to continue to do so in the rest of Latin America. These investments have been made in some countries in which we have little experience and may involve risks to which we have not previously been exposed. Some of the investments are in countries that may present different or greater risks than Mexico, such as Brazil, Chile, Argentina, Peru and Colombia. We cannot assure you that these investments will be successful.

Risks Relating to Our Controlling Shareholder and Capital Structure

We are controlled by one shareholder

A majority of the voting shares of our company (70.6% as of May 17, 2005) is owned by Carso Global Telecom, S.A. de C.V., or Carso Global Telecom, which is controlled by Carlos Slim Helú and members of his immediate family who, taken together, own a majority of the common stock. Carso Global Telecom has the effective power to designate a majority of the members of our Board of Directors and to determine the outcome of other actions requiring a vote of the shareholders, except in very limited cases that require a vote of the holders of L Shares.

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

We engage in transactions with related parties that may create the potential for conflicts of interest

We engage in transactions with certain subsidiaries of Grupo Carso, S.A. de C.V., or Grupo Carso, and Grupo Financiero Inbursa, S.A. de C.V., or Grupo Financiero Inbursa. Transactions with subsidiaries of Grupo Carso include the purchase of network construction services and materials, and transactions with Grupo Financiero Inbursa include banking services and insurance. We also have ongoing operational relationships with América Móvil, which is controlled by América Telecom, S.A. de C.V., or América Telecom. América Telecom, Carso Global Telecom, Grupo Carso and Grupo Financiero Inbursa are controlled by Carlos Slim Helú and members of his immediate family who, taken together, own a majority of the common stock of each company.

We also make investments jointly with related parties, sell our investments to related parties and buy investments from related parties. Recent investment transactions with related parties include our investment in the equity securities of MCI, Inc., or MCI, which we and others who may be deemed to be under common control with us sold to Verizon Communications, Inc. on May 17, 2005.

Our transactions with related parties may create the potential for conflicts of interest.

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

Holders of ADSs are not entitled to attend shareholders’ meetings, and they may only vote through the depositary

Under Mexican law, a shareholder is required to deposit its shares with a Mexican custodian in order to attend a shareholders’ meeting. As long as a shareholder holds shares in ADS form, the shareholder will not be able to satisfy this requirement. There can be no assurance that holders of ADSs will receive notice of shareholders’ meetings from our ADS depositary in sufficient time to enable such holders to return voting instructions to the ADS depositary in a timely manner. In the event that instructions are not received with respect to any shares underlying ADSs, the ADS depositary will, subject to certain limitations, grant a proxy to a person designated by us. In the event that this proxy is not granted, the ADS depositary will vote these shares in the same manner as the majority of the shares of each class for which voting instructions are received.

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

Risks Relating to Developments in Mexico and Other Countries

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

Mexico has experienced adverse economic conditions

In the past, Mexico has experienced both prolonged periods of weak economic conditions and deteriorations in economic conditions that have had a negative impact on our company. If the Mexican economy falls into a recession or if inflation and interest rates increase significantly, our business, financial condition and results of operations could suffer material adverse consequences because, among other things, demand for telecommunications services may decrease and consumers may find it difficult to pay for the services we offer.

Depreciation or fluctuation of the currencies in which we conduct operations relative to the U.S. dollar could adversely affect our financial condition and results of operations

We are affected by fluctuations in exchange rates.

Changes in the value of the various currencies in which we conduct operations against the Mexican peso or changes in the value of the Mexican peso or the various currencies in which we conduct operations against the U.S. dollar may result in exchange losses or gains on our indebtedness and accounts payable. At December 31, 2004, our U.S. dollar-denominated indebtedness amounted to P.75,718 million. In 2004, the peso depreciated against the U.S. dollar at year-end by approximately 0.3%, but our loss in Mexico was more than offset by a gain at our non-Mexican subsidiaries, particularly Embratel Participações S.A. As a result, we had a net foreign exchange gain of P.26 million. In 2003, the peso depreciated against the U.S. dollar at year-end by approximately 9.0% and we had a net exchange loss of P.3,296 million. In addition, currency fluctuations between the Mexican peso and the currencies of our non-Mexican subsidiaries affect our results as reported in Mexican pesos. Currency fluctuations may continue to affect our financial income and expense and our revenues from international settlements.

Major devaluation or depreciation of any such currencies may also result in disruption of the international foreign exchange markets and may limit our ability to transfer or to convert such currencies into U.S. dollars and other currencies for the purpose of making timely payments of interest and principal on our indebtedness. While the Mexican government does not currently restrict, and for many years has not restricted, the right or ability of Mexican or foreign persons or entities to convert pesos into U.S. dollars or to transfer other currencies out of Mexico, the government could institute restrictive exchange rate policies in the future.

High levels of inflation and high interest rates in Mexico could adversely affect our financial condition and results of operations

Mexico has experienced high levels of inflation and high domestic interest rates. The annual rate of inflation, as measured by changes in the National Consumer Price Index, was 5.2% for 2004. Inflation for the first quarter of 2005 was 0.79%. If Mexico experiences high levels of inflation, our profitability could be adversely affected, and more generally, high inflation might result in lower demand or lower growth in demand for telecommunications services.

Developments in the U.S. economy may adversely affect our business

Economic conditions in Mexico are heavily influenced by the condition of the U.S. economy due to various factors, including commercial trade pursuant to the North American Free Trade Agreement, or NAFTA, U.S. investment in Mexico and emigration from Mexico to the United States. Events and conditions affecting the U.S. economy may adversely affect our business, results of operations, prospects and financial condition.

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

Political events in Mexico could adversely affect Mexican economic policy and our operations

The national elections held in July 2000 ended 71 years of rule by the Institutional Revolutionary Party, or PRI, with the election of President Vicente Fox, a member of the National Action Party, or PAN, and resulted in the increased representation of opposition parties in the Mexican Congress and in mayoral and gubernatorial positions. There has been a lack of alignment between the legislature and the President that has resulted in deadlock and has prevented the timely implementation of legislative and economic reforms, which some believe has had an adverse impact on the Mexican economy and is expected to continue at least until the Mexican presidential elections in 2006. Further delays may continue to adversely affect the Mexican economy and our business.

Developments in other Latin American countries in which we operate may affect our business

We have expanded our operations through our investment in telecommunications companies and our acquisition of telecommunications assets in Brazil, Chile, Argentina, Peru and Colombia. These countries expose us to different or greater country risk than Mexico. Our future results may be affected by the economic and financial condition of the countries in which we operate, the devaluation of the local currency, inflation and high interest rates, or political developments, changes in law or changes in labor conditions. Devaluation of the local currency against the U.S. dollar may increase the operating costs in that country, and a depreciation against the Mexican peso may negatively affect the results of our operations in that country.

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports to the SEC on Form 6-K, in our annual report to shareholders, in offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to analysts, investors, representatives of the media and others. Examples of such forward-looking statements include:

•	projections of operating revenues, net income (loss), net income (loss) per share, capital expenditures, dividends, capital structure or other financial items or ratios;

•	statements of our acquisition or divestiture plans;

•	statements about the impact of our acquisition of businesses outside of Mexico;

•	statements of our plans, objectives or goals relating to competition, regulation and rates;

•	statements about the escalation of competition in the business sectors in which we operate;

•	statements about our future economic performance or that of Mexico or other countries;

•	statements about the exchange rates between Mexican pesos and foreign currencies;

•	statements about the future impact of regulations; and

•	statements of assumptions underlying such statements.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying them.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under —Risk Factors beginning on page 5, include economic and political conditions and government policies in Mexico or elsewhere, inflation rates, exchange rates, regulatory developments, technological improvements, customer demand and competition. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements.

Forward-looking statements speak only as of the date they are made. We do not undertake to update such statements in light of new information or new developments.

Item 4. Information on the Company

GENERAL

Overview

We own and operate the largest telecommunications system in Mexico, where we are the only nationwide provider of fixed-line telephony services and the leading provider of fixed local and long distance telephone services. We also provide other telecommunications and telecommunications-related services such as corporate networks, Internet services, directory services, information network management, telephone equipment sales, interconnection services to other carriers and paging services. Since February 2004, we have offered voice, data and Internet services in Brazil, Chile, Argentina, Peru and Colombia.

In Mexico, we have developed a multi-service network in which 90% of the lines have the capacity to provide simultaneous transmission of voice and data through a broadband connection. We have facilitated access to our network through new services such as Prodigy Móvil, which offers “Wireless Fidelity,” or Wi-Fi, access in over 50 cities. At the same time, we are extending our telephone and Internet services to remote areas. In 2004, we obtained a major part of the Fondo de Cobertura Social, through which we will provide basic telephone services to 4,000 rural towns throughout Mexico, and through e-Mexico, we are participating in a government-sponsored program that will extend e-learning, e-health, e-government and e-commerce services via satellite to over 4,000 community digital centers in over 3,200 towns.

For our lower income customers and customers who need to control their telephone expenses, our “Multifon” service offers a telephone line without requiring payment of a monthly fee. By the end of 2004, the service gave more than one million customers the ability to access voice and Internet services using a prepaid phone card. We also offer prepaid cards for use in public telephones and a discounted Internet access plan for use during off-peak hours.

Outside Mexico, we have focused on restructuring and integrating our international operations. We believe that all of our international operations are self-sufficient and have the potential to grow. In 2005, we will focus on optimizing the cost structure of our international operations by achieving economies of scale in investments and management. We will also seek to improve operating efficiencies by introducing best practices in the different countries and implementing a management model similar to the one we use in Mexico. We expect to continue to work on the restructuring, management and strengthening of the business of Embratel Participações S.A., or Embratel. We will also explore ways to integrate with Embratel our other Brazilian investments, in particular Net Serviços de Comunicação S.A. and Telmex do Brasil Ltda. See —Non-Mexican Operations—Brazil—Possible Transactions with Embratel.

We are a Mexican corporation headquartered in Mexico City, D.F., Mexico. Our legal name is Teléfonos de México, S.A. de C.V., and we frequently refer to ourselves commercially as Telmex. Our principal executive offices are located at Parque Vía 190, Colonia Cuauhtémoc, 06599 México, D.F., México. Our telephone number at this location is (52) 55 5703-3990.

History

We were formed in 1947 under private foreign ownership to acquire the Mexican telephone business of a wholly owned subsidiary of the LM Ericsson group of Sweden. In 1950, we acquired the Mexican telephone business of a wholly owned subsidiary of the International Telephone and Telegraph Company, which operated the only other national telephone network in Mexico at that time. In 1972, the

Mexican federal government acquired the majority of our capital stock. In December 1990, the Mexican government sold shares representing voting control of our company. The Mexican government sold the balance of its shares in a series of transactions beginning in May 1991. In September 2000, we spun off our Mexican wireless business and other operations to América Móvil, a new Mexican corporation.

Significant Subsidiaries and Investees

The following table sets forth our significant subsidiaries and investees accounted for using the equity method at May 31, 2005:

Name of Company	Jurisdiction of Establishment	Percentage of Ownership and Voting Interest	Description
Controladora de Servicios de Telecomunicaciones, S.A. de C.V.	Mexico	100.0%	Intermediate holding company

Alquiladora de Casas, S.A. de C.V.	Mexico	100.0%	Real estate company owning our facilities

Anuncios en Directorios, S.A. de C.V.	Mexico	100.0%	Producer of yellow pages directories

Compañía de Teléfonos y Bienes Raíces, S.A. de C.V.	Mexico	100.0%	Real estate company owning our facilities

Consorcio Red Uno, S.A. de C.V.	Mexico	100.0%	Supplier of telecommunications network integration services and information systems

Teléfonos del Noroeste, S.A. de C.V., or Telnor	Mexico	100.0%	Fixed-line network concessionaire for the state of Baja California Norte and the San Luis Rio Colorado region of the state of Sonora

Uninet, S.A. de C.V.	Mexico	100.0%	Provider of corporate networks services and Internet access to Telmex and commercial customers

Telmex USA, L.L.C.	Delaware	100.0%	Authorized reseller of long distance services and holder of FCC authorization to provide facility-based long distance services in the United States

Latam Telecomunicaciones LLC	Delaware	100.0%	Holding company for non-Mexican subsidiaries and investments

Embratel Participações S.A.	Brazil	95.1%(1)	Intermediate holding company of subsidiary that provides domestic and international long distance, local and data services in Brazil

Empresa Brasileira de Telecomunicações S.A. – EMBRATEL	Brazil	94.0%(1)	Provider of domestic and international long distance, local and data services in Brazil

Star One S.A.	Brazil	75.2%	Provider of satellite services in Brazil

Telmex do Brasil, Ltda.	Brazil	100.0%	Provider of telecommunications services to corporate customers in Brazil

Telmex Chile Holding, S.A.	Chile	100.0%	Holding company for assets acquired from AT&T Latin America Corp. in Chile

Telmex Corp. S.A. (formerly Chilesat Corp S.A.)	Chile	99.3%	Intermediate holding company whose subsidiaries provide long distance, Internet and data network services in Chile

Name of Company	Jurisdiction of Establishment	Percentage of Ownership and Voting Interest	Description
Techtel-LMDS Comunicaciones Interactivas, S.A.	Argentina	93.4%	Provider of wireless voice, data and video transfer services and local and long distance fixed-line voice services in Argentina
Telmex Argentina S.A.	Argentina	100.0%	Provider of telecommunications services to corporate customers in Argentina
Metrored Telecomunicaciones S.R.L.	Argentina	83.4%	Provider of data services in Argentina
Telmex Colombia S.A.	Colombia	100.0%	Provider of telecommunications services to corporate customers in Colombia
Telmex Perú S.A.	Peru	100.0%	Provider of telecommunications services to corporate customers in Peru
Grupo Telvista S.A. de C.V.(2)	Delaware	45.0%	Provider of telemarketing services in the United States and Mexico
TM & MS, LLC(2)	Delaware	50.0%	Joint venture with Microsoft to operate an Internet portal (T1MSN)

(1)	Corresponds to voting interest. Our effective ownership of the total capital of Embratel Participações S.A. is 63.9% and of Empresa Brasileira de Telecomunicações S.A. – EMBRATEL is 63.1%.
(2)	Investments accounted for using the equity method.

MEXICAN OPERATIONS

At March 31, 2005, we had 17.5 million local fixed lines in service in Mexico, up 9.0% over March 31, 2004. In long distance services, we estimate that during December 2004, our share of traffic in cities open to competition was 79.4% for domestic long distance and 77.6% for international long distance calls originating in Mexico.

Of our revenues from our Mexican operations in 2004, 45.5% was attributable to local service, 21.4% was attributable to long distance service, 15.2% was attributable to interconnection, 7.8% was attributable to corporate networks and 5.5% was attributable to Internet services. Other services, including yellow pages and equipment sales, accounted for 4.6% of revenues.

Overview

The following table gives selected data on the size and usage of our Mexican network:

	December 31,
	2004	2003	2002	2001	2000
Lines in service (thousands)	17,172	15,683	14,446	13,372	12,069
Internet access accounts (thousands)	1,741	1,452	1,165	913	634
Data transmission line equivalents (thousands)	3,327	2,291	2,021	1,574	997
Lines in service per employee	371.2	331.4	301.2	272.8	247.4
Domestic long distance call minutes for the year (millions)	16,700	15,376	14,347	14,251	12,309
International long distance call minutes for the year (millions)(1)	6,256	4,513	4,922	4,404	5,521
Total local calls (millions)	26,782	26,625	25,679	25,567	24,738
Prepaid telephone service cards sold (millions)	273	279	274	268	257

(1)	Includes incoming and outgoing traffic.

Local Service

Our network included 17.2 million local fixed lines in service at December 31, 2004, an increase of 9.5% compared to December 31, 2003, reflecting 2.2 million new lines and 712 thousand disconnections in 2004. Local traffic in 2004 increased by 0.6% compared to 2003, for a total of 26,782 million calls. The increase in billed traffic in 2004 was attributable primarily to the increase in lines in service, the increased use of “Telmex Voice Mailbox” (Buzón Telmex) and the growth of digital services.

Our network is 100% digital, with all of our lines connected to digital exchanges. During 2004, customers made increasing use of digital services, such as caller ID, call waiting, three-way calling, call forwarding and voicemail. The number of lines with digital services in use at year-end 2004 was 6.6 million (38.2% of the total number of lines in service), representing an increase of 3.2% from 2003. This increase was due largely to an increase in new lines.

We provide local telephone service to 21,596 communities throughout Mexico. Lines in service are concentrated in large urban areas. Of all lines in service, 40% are in the Mexico City, Monterrey and Guadalajara areas, and 29.1% are in the Mexico City area alone. We provide service to 12,640 rural communities, exceeding our obligations to extend services to rural areas.

Our charges for fixed-line local telephone service include (a) installation charges, (b) monthly line rental charges, (c) monthly measured service charges, (d) digital services and (e) charges for other services, such as the transfer of a line to another address and reconnection. Residential customers pay a fixed charge per local call in excess of a monthly allowance of 100 local calls, and commercial customers pay for every local call at the same fixed rate per call. We estimate that in any given month approximately 56% of residential customers made fewer than 100 local calls per month on average in 2004. The concession we hold to operate a public network for basic telephone services (the Concession) permits but does not require us to base our charges on the duration of each call, with a monthly allowance of free calls or call minutes for residential customers. We currently do not charge by duration of invoiced calls in any region, except in the case of prepaid services.

In 2004, to promote local service among our commercial customers we introduced a plan called “Business Line” (Línea Negocio), for which we charge a monthly line rental fee, which includes a monthly allowance of 200, 500 or 1,000 calls.

We offer prepaid local and long distance service through our “Ladatel” and “Multifon” calling cards. Multifon cards, originally developed for use with public phones and invoiced fixed-line phones, are now available for our Multifon residential lines. Multifon Home offers prepaid local and long distance service on home telephones. For a total cost of P.1,000, Multifon Kit provides installation, a handset and an initial P.100 of airtime for calls to the United States and Canada. In the case of our Multifon products, customers do not pay monthly fees, and prepaid fixed-line service is charged on a per-minute basis like public telephony services. At December 31, 2004, Multifon lines totaled 1,187,593, an increase of 85.8% compared to December 31, 2003.

In October 2004, we announced that we would not increase rates for local telephone service during 2005. No rate increases have been made since March 2001, when we increased our monthly line rental charges for residential customers by 6.5% and monthly measured service charges for all customers by 6.4% (in each case, in nominal terms).

Domestic Long Distance Service

We are the leading provider of domestic long distance telecommunications services in Mexico. Our domestic long distance transmission network consists of close to 75,000 kilometers of optical fiber connecting Mexico’s major cities, and includes secondary branches and an additional transmission ring around Mexico City designed to avoid network congestion.

Our charges for domestic long distance service are based on call duration and the type of service, i.e., direct-dial or operator-assisted. In October 2004, we announced that we would not increase our nominal rates for domestic long distance service in 2005. Our nominal rates for domestic long distance service have remained unchanged since March 1999.

We offer a variety of domestic long distance discount plans that reduce the effective rates paid by our customers based on volume, time of use or other factors. High volume corporate clients pay P.1.00 per minute, which represents a discount of up to 55.9% from our nominal rate, while other customers that maintain service with us receive discounts of up to 39%, as well as a 50% discount on calls made between 8:00 p.m. and 7:59 a.m. from Monday to Saturday and all day Sunday. In 2003, we introduced “Lada 100,” a service that offers a monthly package of 200 domestic long distance minutes for P.100.

International Long Distance Service

We are the leading provider of international long distance telecommunications services in Mexico. International long distance traffic with the United States, Canada, Central America and other countries is carried by a combination of the fiber optic network, microwave transmission, satellite systems and submarine cable. See —Network.

Charges for international long distance calls are based on type of service, call duration and the region of the world called. In October 2004, we announced that we would not increase our nominal rates for international long distance service in 2005. Our nominal rates for international long distance service have remained unchanged since March 1999. Customers receive a 33.3% discount on calls made to the United States and Canada between 7:00 p.m. and 6:59 a.m. from Monday to Friday, all day Saturday, and between 12:00 a.m. and 4:59 p.m. on Sunday. More recently, we have introduced “Favorite Lada Destinations” (Lada Favorito), a plan offering discounts on calls to cities in the United States pre-selected by customers. In July 2004, we launched “Lada 100 International,” which offers 100 minutes per month to the United States and Canada for P.200.

Bilateral agreements with foreign carriers govern the rates of our payment to foreign carriers for completing international calls from Mexico and by foreign carriers to us for completing international calls to Mexico. The rates of payment under such agreements are negotiated with each foreign carrier. Settlements among carriers are normally made monthly on a net basis. Settlement amounts payable to us in respect of calls from the United States to Mexico generally exceed amounts payable by us in respect of calls from Mexico to the United States. As a result, we receive monthly net settlement payments from U.S. carriers. We make monthly net settlement payments to other international carriers taken as a whole.

The international settlement rates that U.S. carriers pay to foreign carriers have been subject to intense downward pressure due to competition and regulatory factors, including initiatives by the United States government. Since 1999, there has been a cumulative reduction of 75.5% in our settlement rates with U.S. carriers. Until July 2004, Mexican regulations required that (i) all carriers pay the same rates, (ii) incoming international calls be distributed among the Mexican carriers in proportion to the outgoing calls they originated and (iii) the Mexican carrier with the largest market share on a particular international route negotiate rates for all Mexican carriers on that route.

In 2004, we paid U.S.$0.037 per minute for northbound (Mexico to the United States) calls and received an average rate of U.S.$0.059 per minute for settling international calls compared with an average rate of U.S.$0.099 per minute in 2003.

We are in the process of negotiating with most of the U.S. carriers new settlement rates for the period beginning January 1, 2005.

We believe that our international traffic volume has been adversely affected by an unauthorized practice in Mexico referred to as “illegal bypass.” In the past, companies engaged in illegal bypass because international settlement rates to terminate traffic in Mexico were generally higher than rates for terminating domestic Mexican long distance traffic. The unreported international traffic negatively impacted our revenues by diminishing both the settlement payments we received and our share of the proportional return on incoming traffic. We believe that illegal bypass was primarily responsible for the decline in the number of minutes of our international long distance traffic from 2000 to 2003.

In August 2004, however, Mexico eliminated its uniform settlement rate system, its proportional return system and its requirement that the Mexican carrier with the greatest share of outgoing traffic to a particular country negotiate the settlement rate on behalf of all Mexican carriers for that country. Because each Mexican carrier is now free to negotiate settlement rates with each foreign carrier, this form of bypass has disappeared.

Our results are increasingly affected, however, by a practice we call local bypass, in which incoming international calls are routed from domestic long distance carriers to local lines other than ours and then connected to our local network for termination. As a result of Mexico’s “bill and keep” system, which provides that local carriers do not pay interconnection fees to other local carriers, we do not receive an interconnection fee from these calls. But for local bypass, we would receive a domestic termination fee for completing these incoming calls. Though we have agreed with most local carriers to request regulatory intervention to eliminate illegal local bypass, we believe our interconnection results will continue to be adversely affected by this practice.

Our international long distance revenues are also affected by VoIP technology, which transmits ordinary telephone calls over the Internet. Because calls made through VoIP services bypass our network, we receive neither the interconnection fees nor the termination fees associated with calls made through traditional fixed-line telephony services. Domestic long distance and local revenues are also affected by VoIP technology.

Interconnection

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

Corporate Networks

Corporate networks consist of the transmission of voice, video and data between two or more end points using private or virtual circuits. During 2004, the number of line equivalents provided by means of corporate networks increased by 33.2%, to 1,517 thousand. Our principal product offerings for corporate networks are “Ladalinks” (Ladaenlaces), Frame Relay and Internet through Internet Protocol / Multi-Protocol Label Switching, or IP/MPLS. Using equipment installed on-site, Ladalinks customers have dedicated network links that transmit information at speeds ranging from 64 Kbps to 622 Mbps. IP/MPLS is a multi-service platform that allows us to provide integrated voice, data and video services, along with Next Generation VoIP services. Frame Relay is a protocol for transmission of data, voice and video over a shared digital network. The speed of Frame Relay transmission ranges from 64 Kbps to 2,048 Kbps. Ladalinks and Frame Relay offer extensive technical assistance and customer support. In addition, we provide networks outsourcing, including network maintenance and support, to major institutions and private companies. We also provide hosting and co-location products, as well as telecommunications network integration services and information systems.

Internet Services

Internet services connect both business and residential customers to the Internet through either a dedicated or dial-up connection. In 2004, the number of Internet customers increased to 1,741 thousand, an increase of 19.9% compared with 2003. Business and residential customers connect to the Internet using telephone lines or broadband connections. We estimate that we are the leading Internet access provider in Mexico in terms of number of subscribers. As of March 31, 2005, the number of Internet service subscribers was 1,855 thousand, compared with 1,521 thousand as of March 31, 2004, representing an increase of 21.9%.

Our broadband service, Prodigy Infinitum, makes it possible for customers to use our high-capacity connectivity services with applications such as video-conferencing, file transfer, terminals, e-mail and protocol conversion. Prodigy Infinitum operates over asymmetric digital subscriber line, or ADSL, technology. In March 2004, we launched the Prodigy Infinitum kit, which provides our customers with all the equipment necessary to set up their own service. At year-end 2004, we had 560 thousand customers using our ADSL broadband services, an increase of 212.5% over 2003. We further expanded our broadband offerings with the launch of “Prodigy Mobile” (Prodigy Móvil), a high-speed wireless connection for residential and business customers that connects users to the Internet at speeds up to 11 Mbps at a range that extends 20 and 100 meters. As of December 31, 2004, we also provided 388 public “hot spots” in 58 cities in Mexico at which our clients could obtain wireless access to the Internet.

Prodigy Internet Plus provides a customer with a multi-media personal computer, a personal web page, an e-mail account and two years of unlimited access time for a fixed monthly price. This program accounted for 149 thousand subscribers in 2004, or 12.8% of the total number of Internet access account subscribers at year-end. Our “Prodigy Home” (Prodigy Hogar) package, for a lower fixed monthly price than Prodigy Internet Plus, provides customers with a basic personal computer, a personal web page, an e-mail account, three years of unlimited Internet access during off-peak hours and billed access on a per-minute basis during peak hours.

Consistent with our strategy of providing value-added services to maximize the value of residential and business Internet accounts, we introduced two new services in 2004: (i) Prodigy Home with a reduced monthly fee, which provides customers with unlimited Internet access between 6:00 p.m. and 8:00 a.m. from Monday to Friday plus the entire weekend and access for P.0.13 per minute at all other times and (ii) a new Multifon Card function, which allows customers who do not otherwise have Internet access to access the Internet with their Multifon Card for P.0.13 per minute. We also offer Prodigy Internet i-call, a service that notifies customers of incoming calls, “Prodigy Configuration” (Configurador Prodigy), a service that provides traveling customers with a connection from anywhere in Mexico at the rate for local calls and Prodigy Patrol, a service that allows Prodigy Internet, Prodigy Internet Plus and Prodigy Infinitum customers to limit access to certain web sites.

Other Services

We provide various other telecommunications and telecommunications-related products and services, including printed and online yellow pages directories, public phones and prepaid cards and Internet portals and e-commerce for consumers and businesses.

Yellow Pages Directories

We offer both a printed and an Internet-based yellow pages directory. During 2004, our yellow pages web site averaged over seven million page views per month. The number of Internet directory users reached over 700 thousand per month in 2004.

Public Telephony and Prepaid Phone Cards

We have several programs to meet the need for different kinds of public telephone service in different areas. We had more than 784 thousand fixed public telephones in operation at December 31, 2004. In the increasingly competitive market to provide telecommunications services, independent operators have installed public telephones for which we provide access. There were 26,512 independently operated public telephones at December 31, 2004, an increase of 20.5% compared with 2003.

In 2004, we sold over 247.5 million prepaid cards under the brand name “Ladatel” for use in public phones and 25.5 million prepaid cards under the brand name “Multifon” for use in public and residential telephones, a decrease of 2.0% from 2003. This represents an average of almost 2.5 cards per Mexican resident. We have installed Internet kiosks in public places so that our customers have access to Internet products and services by using Ladatel cards. Revenues from sales of prepaid cards (based on an estimate of usage) accounted for 5.3% of our consolidated revenues in 2004. In 2004, our revenues from public telephony decreased by 6.0% as a result of intense competition from wireless carriers.

Internet Portals and e-Commerce

In March 2000, we launched T1MSN, an Internet portal that is a 50-50 joint venture between Microsoft Corporation, or Microsoft, and us. T1MSN takes advantage of Microsoft’s world-class technologies and our leading infrastructure, operations and regional knowledge to offer users a broad range of services and content in Spanish, such as easy and secure shopping services and enhanced communication features.

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

Network

Our technologically advanced, high-capacity and high-speed, local and long distance fiber optic network, the largest in Mexico, extends approximately 82,700 kilometers, reaches 90% of Mexico’s population and has connections via submarine cables with 40 other countries while also connecting most major cities throughout Mexico. As a result of our substantial investment, our network has been 100% digital since 2000, providing a wide variety of telephony, data and video services.

Our network includes digital switching equipment and a digital network infrastructure that includes network access cables and domestic and long distance transmission equipment. In addition, we use advanced routing technology and routers to connect end-users with our network.

We use fiber optic cable to transmit both voice and high bandwidth applications such as video and image data. For network access we use ADSL, a copper modem technology that uses existing phone lines to access the Internet at speeds of up to 10 megabits per second. The network is fully redundant and is supported by fiber optic ground rings, which allow the network to be restored within 50 milliseconds in the event of a system failure. In addition, our digital microwave network serves as a backup to the fiber optic network and as a primary means of transmission in rural areas and small towns where a fiber optic infrastructure is not available. We also have satellite systems that support domestic and international network traffic. In addition, in order to further boost transmission speeds, we use a technology called Dense Wavelength Division Multiplexing, or DWDM, which divides optical fiber signals into multiple wavelengths and allows us to operate our network at speeds of up to 140 gigabits per second.

Core Network

Our core transmission network uses a technology called Next Generation Synchronous Digital Hierarchy, or Next Generation SDH. Transmissions pass through a series of optic rings that give us the unique ability to protect information carried on the network from origin to destination. This level of protection is achieved through the ring’s self-repairing mechanism, which prevents equipment and connection failures. This mechanism minimizes the risk of interruption of the signal in the event of any failure in the network.

Additionally, in our core transmission network we have introduced optical cross-connect technology, which is capable of transporting higher volumes of traffic and protecting optical links with different self-recovery schemes to enhance network efficiency and allow for service differentiation.

Telephone communication in our network is controlled by digital local and long distance centers that employ a high degree of protection and load sharing. We also rely on data management technology, which uses voice and data “switches” to manage large amounts of transmitted information in both our telephone and data networks. This technology also gives us the ability to develop and implement advanced telephone applications in a short amount of time.

Our physical network comprises a combination of fiber optic, microwave and copper cable systems and wireless last-mile systems, which connect our clients to the network and allow us to provide our clients with numerous applications and services. Our modernized external copper network is set up to support not only conventional telephone systems, but also modern broadband applications, which also rely on digital technology and result in high data transmission speeds.

We control and monitor our network’s performance and traffic levels and manage the routing of traffic and other network functions through centralized network management. This centralized management facilitates geographical expansion of the network and permits the implementation of higher capacity systems. Next Generation SDH technology gives us flexibility in the geographic placement of these switches and enables us to handle significantly more traffic with fewer switches than would a traditional non-digital network.

Next Generation Network

In the face of new challenges arising from the globalization of telecommunications and the development of new technologies, we are transitioning our current network infrastructure to become a Next Generation Network. Our core transmission network uses Next Generation SDH technology, and we are gradually integrating our service and data management systems under a unified network infrastructure with multi-service user ports that have the ability to integrate voice, data and video transmissions into one standardized application. The Next Generation Network will allow us to improve flexibility in offering broadband services, increase efficiency in managing our network and improve the quality of our service.

As part of our transition to a Next Generation Network, we are deploying a new network platform based on data packets, which will permit the creation of multi-service networks to carry different kinds of information in standardized formats. By utilizing such packet technology, we can provide superior local access, network connectivity, data transmission and bandwidth delivery.

As of December 31, 2004, our cumulative investment in the Next Generation Network totaled U.S.$570 million. We have budgeted approximately U.S.$310 million for investment in our Next Generation Network infrastructure.

Billing and Customer Service

For corporate customers, we offer SI@NA, an Internet service that permits customers to analyze their telecommunications spending. Residential customers may also access billing information over the Internet using the “Telmex on-line” (Telmex en Línea) service. We provide our customers with a bill format that details their local service usage.

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

Competition

The Mexican market for fixed-line domestic and international long distance services was opened to competition beginning in 1996. Thirty-three carriers have been granted licenses to provide long distance service in Mexico, 14 of which are in operation. Alestra (a joint venture led by Alfa, S.A. de C.V., Grupo Financiero BBVA Bancomer, S.A. de C.V. and AT&T Corp.) and Avantel (a joint venture led by Grupo Financiero Banamex and MCI) have made the most substantial investments in infrastructure and marketing. Most competing carriers have been principally focused on the long distance market, although some carriers also provide certain business customers with direct access to their long distance networks using lines leased from us.

The Communications Ministry (Secretaría de Comunicaciones y Transportes) has established rules for the determination of interconnection rates between our competitors and us. If we are unable to agree with our competitors on interconnection rates, Cofetel imposes the rates. During the last five years, however, we have agreed on these rates with our long distance competitors. We agreed with our long distance competitors to maintain the same interconnection rates for 2004 and 2005 that have applied since 2002.

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

Competition in the Mexican market for fixed-line local services began in 1999. As of December 31, 2004, 18 carriers have been granted licenses to provide local fixed wire and wireless telephony and 23 carriers have been granted licenses for cellular and mobile telephony. The 23 carriers are owned by only four companies: Radiomóvil Dipsa, S.A. de C.V., or Telcel, Telefónica Móviles México, S.A. de C.V. and sister companies Grupo Iusacell, S.A. de C.V. and Unefon, S.A. de C.V. At present, there are 11 competitive local operators, primarily in Mexico City and other large cities. Avantel, Axtel and Maxcom are our principal fixed-line competitors. To date, our competitors in local service have focused on servicing first-time customers and providing second lines in new housing, as well as inducing our customers to switch carriers.

The competitive environment in the Mexican telecommunications market has been the subject of controversy and of attention from Mexican regulators and from abroad. See —Regulation—Competition.

The effects of competition on us depend, in part, on the business strategies of competitors, regulatory developments, exchange rates and the general economic and business climate in Mexico, including demand growth, interest rates and inflation. The effects could include loss of market share and pressure to reduce rates for our services.

During December 2004, we estimate our market share in Mexico to be 79.4% in domestic long distance service and 77.6% in international long distance service measured on the basis of total number of billed minutes generated by our local customers making domestic and international long distance calls in cities open to competition. Our market share in Internet access is estimated to be 52.3% of dial-up connections, measured on the basis of the total number of Internet access accounts in Mexico. We believe that, at present, competitors do not have a material share of the market for fixed-line local service, but we expect that this will change as the number of competitors grows and their market strategies develop. In local service and public telephony, we also face competition from cellular carriers, which we estimate had a combined total of 38.4 million cellular lines in service at year-end 2004. We anticipate continued intense competition as mobile carriers promote mobile-to-mobile calls as a cheaper alternative to fixed-to-mobile calls. We also face increasing competition in international and domestic long distance and local services from VoIP, a technology that transmits ordinary telephone calls over the Internet at a cost lower than that associated with traditional fixed-line telephony services.

Regulation

Our business is subject to comprehensive regulation and oversight by the Communications Ministry and Cofetel. The Communications Ministry is part of the executive branch of the Mexican federal government, and Cofetel is an agency of the Communications Ministry. Regulation and oversight are governed by the Law of General Means of Communication (Leyde Vias Generales de Comunicación, or the General Communications Law), the Telecommunications Regulations adopted under such law, the Federal Telecommunications Law (Ley Federal de Telecomunicaciones), the Concession and other concessions and license agreements granted by the Communications Ministry. We are also subject to oversight by the Agency of Consumer Protection (Procuraduría Federal del Consumidor) and Antitrust Agency (Comisión Federal de Competencia).

Set forth below is a summary of certain provisions of the General Communications Law, the Federal Telecommunications Law, the Telecommunications Regulations and our concessions.

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

Mexican law gives certain rights to the Mexican government in its relations with concessionaires and provides that when the concession expires we may not sell or transfer any of our assets unless we give the Mexican government a right of first refusal. If the Mexican government declines to exercise its right, our unions also have a right of first refusal. In addition, Mexican law permits the Mexican government to expropriate our assets in certain circumstances.

Concessions

Under the Federal Telecommunications Law and the Telecommunications Regulations, a provider of public telecommunications services must operate under a concession granted by the Communications Ministry. Such a concession may not be transferred or assigned without the approval of the Communications Ministry. A concession to provide public fixed-network local and long distance services has a term for up to 30 years and may be extended for additional 30-year terms. Our Concession was granted in 1976 and amended in August 1990, and will expire in 2026. Our subsidiary Telnor holds a separate concession in two states in northwestern Mexico, which will expire in 2026. The material terms of the Telnor concession are essentially the same as the Concession.

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

Under the Federal Telecommunications Law, our concessions could be terminated if: (i) the term of any concession expires; (ii) we resign our rights under any concession; (iii) the Mexican Government through the Communications Ministry expropriates any of the concessions; (iv) we are liquidated or become bankrupt; or (v) the Communications Ministry revokes any of the concessions. Our assets and rights under the concessions may also be temporarily seized by the Communications Ministry.

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

Dominant Carrier Regulations

The Federal Telecommunications Law provides that if a company is determined to be dominant in a relevant market, the Communications Ministry has the power to adopt specific regulations on rates, quality of service and information provided by a dominant provider. In February 1998, the Mexican Competition Commission, or MCC, issued a resolution confirming its determination that we are a dominant carrier in the following markets: (i) local telephone service, (ii) access service, (iii) inter-urban transport, (iv) domestic long distance service and (v) international long distance service. This 1998 resolution was held unconstitutional in May 2001.

In September 2000, Cofetel adopted specific regulations, which we refer to as the dominant carrier regulations, applicable to us as a dominant carrier. The September 2000 Cofetel resolution to adopt these regulations was nullified in May 2002. The dominant carrier regulations applied to the five markets identified by the MCC in 1998, and also to certain other services, including directory assistance, operator services and billing and collection services. They imposed standards for the quality of our services, and required that we prepare and provide specific information and specific tariff regulations. We have met or exceeded the standards established in the former regulations on quality of services and on information, and we believe we will be able to continue doing so without significant cost or competitive impact.

The most significant elements of the dominant carrier regulations were the following three specific rules on tariffs:

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

After the MCC issued the February 1998 resolution, we commenced constitutional proceedings in the Mexican federal courts challenging the validity of the resolution, and we commenced a proceeding in the Mexican federal courts challenging the validity of the dominant carrier regulations. We asserted that they constituted a unilateral amendment of the terms of our Concession, which we believe is not permitted under the Mexican constitution or the terms of the Concession itself. We also asserted that the determination that we are a dominant carrier, on which Cofetel’s power to issue these regulations was predicated, was flawed because the MCC made its determinations in 1997 in reliance on earlier findings that were out of date, and because its determinations did not extend to all the markets covered by the dominant carrier regulations. Finally, we objected to the specific tariff regulations imposed by the dominant carrier regulations on a variety of grounds, including that they gave Cofetel excessive discretion, that they would unfairly burden competition and that they did not adequately permit us to recover our investments in infrastructure.

Following several appeals, the February 1998 resolution of the MCC was held unconstitutional in May 2001. It is our assertion that all subsequent rulings by Mexican government agencies (including Cofetel) that relied upon the 1998 resolution are also unconstitutional. We filed petitions to have dominant carrier regulations based on the 1998 resolution declared unconstitutional, and in May 2002, several resolutions issued by the MCC and Cofetel were nullified, including the September 2000 Cofetel resolution adopting the dominant carrier regulations.

In May 2001, the MCC addressed the defect of the February 1998 resolution and issued a new resolution with the same terms in which it concluded that we are a dominant carrier in the same five markets. This resolution was affirmed by the MCC following an appeal, and in September 2001, we commenced constitutional proceedings in the Mexican federal courts challenging the validity of this new resolution. In July 2003, a Mexican federal court held that certain aspects of the MCC’s second dominant carrier resolution were invalid, although the MCC sought further review. In April 2004, a Mexican federal court decided in favor of our constitutional challenge to the resolution and declared the resolution invalid. In September 2004, the MCC issued additional resolutions in which it again concluded that we are a dominant carrier, and in October 2004, we again commenced constitutional proceedings in the Mexican federal courts challenging the validity of the new resolutions. We cannot predict whether our constitutional challenge will be successful or if it is successful whether the MCC or Cofetel will issue new resolutions or regulations that are substantially similar to the prior dominant carrier resolutions or regulations that were nullified.

Rates

The General Communications Law, the Federal Telecommunications Law and the Telecommunications Regulations provide that the basis for setting rates of a telecommunications concessionaire is set forth in its concession.

Under the Concession, our rates in any period for basic telephone services, including installation, monthly rent, measured local service and long distance service, are subject to a ceiling on the price of a “basket” of such services weighted to reflect the volume of each service provided by us during the preceding period. There is also a price floor based on our average long run incremental cost. Within this aggregate price cap, we are free to determine the structure of our own rates. We must publish our rates and register them with Cofetel before they may take effect.

The price cap varies directly with the Mexican National Consumer Price Index, permitting us to raise nominal rates to keep pace with inflation, subject to consultation with the Communications Ministry. Since the beginning of 2001, we have not raised our nominal rates. Under the Concession, the price cap is also adjusted downward periodically to pass on the benefits of increased productivity to our customers. The Concession fixed the adjustment for 1998 and 1999 at 0.74% per quarter in nominal terms, and requires the Communications Ministry to set a new periodic adjustment for every four-year period so as to permit us to maintain an internal rate of return equal to our weighted average cost of capital. The Communications Ministry fixed the adjustment per quarter in nominal terms at 1.11% for 1999-2002 and at 0.74% for 2003-2006.

For services extending beyond basic telephone service, under the Concession we are permitted to set our prices free of rate regulation. These services include data transmission, directory services and services based on digital technology, such as caller ID, call waiting, speed calling, automatic redialing, three-way calling and call forwarding. We are required to register the rates of value-added services on an annual basis.

Competition

The Telecommunications Regulations and the Concession contain various provisions designed to introduce competition in the provision of communications services. In general, the Communications Ministry is authorized to grant concessions to other parties for the provision of any of the services provided by us under the Concession. There are currently 14 competing long distance carriers operating in Mexico and concessions have been granted to a total of 33 long distance companies, all of which also have concessions for international long distance services. As of December 31, 2004, there were 18 fixed-line local operators that have been granted licenses, primarily in Mexico City, Guadalajara, Monterrey, Puebla and other large cities. See —Mexican Operations—Competition. Concessions are not required to operate certain private local telecommunications networks or to provide value-added services, although other authorizations may be required.

The Federal Telecommunications Law provides that the Communications Ministry may authorize the resale of telecommunications services. Though no regulations have yet been adopted implementing that provision of the law, we expect the Mexican government to introduce new regulations regarding resale by the end of July 2005.

In 2003, the Communications Ministry expanded the concessions granted to cable television operators to permit them to provide bi-directional transmission of data. In addition, in 2004, the Communications Ministry began to permit cable operators to provide signal-transmission services to local fixed-line operators and data and broadband Internet Services to the Mexican public. Our Concession permits us to distribute, with prior authorization, television signals through our network to companies authorized to provide television services to the public, but we are not allowed to hold a concession to provide television signals to end users.

With respect to international long distance services, Cofetel rules cover matters such as international interconnection and mechanisms for routing calls into and out of Mexico. Currently, international traffic must be carried by Mexican concessionaires and through authorized international gateways consistent with Cofetel’s international long distance rules.

The competitive environment in the Mexican telecommunications market has been the subject of controversy and of attention from Mexican regulators and from abroad. In particular, the MCC has determined that we are a dominant provider of certain telecommunications services, though our appeal of this determination is pending. Mexican law provides for the regulatory authorities to impose additional regulations on a dominant provider. As discussed above, Cofetel has adopted specific regulations applicable to us as a dominant carrier, although these regulations were later nullified by a Mexican federal court. The MCC has repeatedly ruled that we have engaged in “relative” anti-competitive practices, which are less significant violations than “absolute” anti-competitive practices and carry lower fines. Most of these resolutions have been declared null and void by federal courts or withdrawn by the MCC.

In August 2000, the United States initiated a World Trade Organization, or WTO, dispute settlement against Mexico regarding alleged illegal barriers to competition in the Mexican telecommunications market. The allegations related to our status as a dominant telecommunications provider in Mexico and the interconnection fees and charging mechanisms for international calls.

On June 1, 2004, the United States and Mexico announced that they had mutually agreed to resolve the dispute. Under this agreement, Mexico eliminated its uniform settlement rate system, its proportional return system and its requirement that the Mexican carrier with the greatest share of outgoing traffic to a particular country negotiate the settlement rate on behalf of all Mexican carriers for that country. Mexico also agreed to introduce new regulations authorizing the resale of outgoing international long distance services in 2005. In addition, the United States recognized that Mexico will continue to restrict international simple resale, or the use of leased lines to carry cross-border calls. We expect that the changes in regulation will likely affect our business and competition in the future, and in particular, that the authorization of resale of telecommunications services will put downward pressure on the prices we charge our customers for those services.

Interconnection

We are required under the Federal Telecommunications Law to permit any other long distance concessionaire to connect to our network in a manner that enables customers to choose the network by which their long distance calls are carried. Cofetel rules governing the interconnection rights and obligations of local service concessionaires require local service concessionaires to provide interconnection on a nondiscriminatory basis to any other concessionaire.

The Concession provides that other terms of interconnection, including fees, are to be negotiated between us and each other long distance carrier, and that, in the event the parties are unable to agree, the Communications Ministry may impose terms on us and the other carriers. We were unable to agree with our competitors on interconnection rates for 1997 through 2000, and accordingly Cofetel imposed rates. The interconnection fees imposed by Cofetel were the subject of numerous legal challenges. We also brought proceedings contesting our obligation to renew the existing service agreements with competing carriers based on the new interconnection tariffs, on the grounds that the carriers had not honored the current agreements.

Since 2002, we have agreed with competing long distance carriers to an interconnection rate of U.S.$0.00975 per minute and per interconnection point. This rate will apply through December 31, 2005.

NON-MEXICAN OPERATIONS

Through our subsidiaries, we provide voice, data and Internet services in Brazil, Chile, Argentina, Peru and Colombia. The revenues of our non-Mexican operations represented 11.4% of our consolidated revenues for 2004. These operations derive from our acquisition of AT&T Latin America Corp. in February 2004 for U.S.$196.3 million (with operations in all five countries), Techtel-LMDS Comunicaciones Interactivas, S.A. in April 2004, Chilesat Corp. S.A. and Metrored Telecomunicaciones S.R.L. in June 2004 and Embratel in a series of transactions beginning in July 2004.

The following table sets forth selected financial information for the year ended December 31, 2004 expressed as a percentage of our total consolidated group. For our operations in Brazil and other countries outside Mexico, all of which were acquired during 2004, the table includes financial information subsequent to the date of consolidation.

	Year Ended December 31, 2004
	(in millions of constant Mexican pesos as of December 31, 2004, except percentages)
	Mexico	Brazil(1)	Other Countries(2)	Total	Consolidated
Revenues	88.6%	9.8%	1.6%	100.0%	P. 138,802
Operating income	99.2%	0.9%	(0.1)%	100.0%	43,656
Assets(3)	79.2%	19.5%	1.3%	100.0%	P. 418,341

(1)	We began consolidating the results of companies holding the assets of AT&T Latin America in Brazil on March 1, 2004, and began consolidating the results of Embratel Participações S.A. on August 1, 2004.
(2)	The other countries in which we have operations are Chile, Argentina, Peru and Colombia. We began consolidating the results of companies holding the assets of AT&T Latin America in each these countries on March 1, 2004. In Chile, we began consolidating the results of Telmex Corp. S.A. on July 1, 2004. In Argentina, we began consolidating the results of Techtel-LMDS Comunicaciones Interactivas, S.A. on May 1, 2004, and began consolidating the results of Metrored Telecomunicaciones S.R.L. on July 1, 2004.
(3)	Assets include plant, property and equipment (on a gross basis), construction in progress, advances to suppliers and inventories for operation of the telephone plant. See Note 18 to our consolidated financial statements.

Brazil

Embratel Participações and Telmex do Brasil

Embratel Participações S.A., or Embratel, and Telmex do Brasil Ltda. are our principal subsidiaries in Brazil.

Of our revenues from our Brazilian operations in 2004, over 70% was attributable to voice services, approximately 25% was attributable to data services and the remainder was attributable to other services. Voice services include domestic and international long distance and local service. Data services include data and Internet services. Other services include the transmission of television and radio, telex and mobile satellite communications services.

We own 95.1% of the voting stock and 45.4% of the non-voting stock of Embratel (63.9% of the total capital stock) as a result of a series of transactions in 2004 and 2005. In July 2004, we purchased 51.8% of the voting stock of Embratel from MCI for a cash purchase price of U.S.$400 million. We purchased additional voting stock through a mandatory tender offer in December 2004 and both voting and non-voting stock in various subscriptions from March to May 2005 in Embratel’s approximately U.S.$700 million capital increase.

Through its subsidiaries, Embratel is one of the leading providers of communications services in Brazil. Of its total revenues in 2004, approximately 57% were derived from corporate customers, and the remainder from residential customers. Its principal service offerings include domestic and international long distance, data communications, local and other services. Through its high-speed data network, it offers a broad array of products and services to a substantial number of Brazil’s 500 largest corporations. Telmex do Brasil provides telecommunications services to corporate customers in Brazil’s largest cities including Rio de Janeiro and São Paulo, complementing Embratel’s business in those cities.

The Brazilian domestic and international long distance markets are increasingly open to full competition, and competitors have gained market share at Embratel’s expense and are placing pressure on its prices and competing for attractive customers in its long distance and data businesses. To respond, Embratel is pursuing a marketing strategy to attract and retain customers and develop its customer base. Embratel is promoting price clarity, implementing win-back programs and tailoring marketing campaigns to each region.

Embratel was founded in 1965 and later became the long distance subsidiary of Telebrás, the Brazilian government-owned telephone company. In 1998, Telebrás was broken up into 12 new holding companies, which were then privatized, including one holding company, Embratel, for the domestic and international long distance operator. After the opening up of the Brazilian local service market, Embratel began providing local telephone services in 2002. In 2003, Embratel acquired Vésper Holding S.A. and Vésper Holding São Paulo and their subsidiaries, wireless local loop local service and broadband data operators with operations in São Paulo and 16 other Brazilian states. Through its subsidiary Star One, Embratel is also Brazil’s leading provider of satellite services, with applications including broadcasting, broadband data and telephony. Star One currently has four satellites in orbit, which cover the entire territory of Brazil as well as Argentina, Uruguay and Paraguay. Embratel expects to replace one of its satellites in the second half of 2006 with a new satellite that will also provide coverage over South America, as well as part of Florida.

Embratel owns the largest long distance telecommunications network in Latin America and the largest network of broadband fiber optic transmission systems in Brazil. The network, which connects all of the regional fixed-line and cellular operators throughout Brazil, uses a 100% digital switching system for voice and data and packet-switched data communications, asynchronous transfer mode, or ATM, and frame relay for data and Internet services. The domestic long distance and international transmission facilities extend to all 26 states and the Federal District of Brazil and include fiber optic, digital microwave, satellite and copper wireline networks.

Telmex do Brasil’s network extends to seven major cities in Brazil and has points of presence, or POPs, for data and voice services in two other cities. POPs are nodes that are extensions of a network that permit access to customers in cities where a provider does not have metropolitan networks. The network is based on fiber optic cable and like Embratel’s, uses primarily ATM transport technology.

Regulation

The Brazilian Telecommunications Law provides a framework for telecommunications regulation. Pursuant to Article 8 of the Telecommunications Law and Decree No. 2,338 of October 7, 1997, the primary regulator of Embratel and Telmex do Brasil is Anatel.

Companies wishing to offer telecommunications services to consumers are required to apply to Anatel for a concession or an authorization. Concessions are granted for services in the public regime and authorizations are granted for services in the private regime.

Embratel’s concession for the provision of long distance service is subject to certain obligations and is valid until 2005. Prior to its expiration in 2005, the concession may be renewed for an additional 20 years. In the event that the concession is not renewed or is revoked by Anatel, all assets relating to the provision of services under the concession revert to the Brazilian government. In June 2003, Anatel established the basic terms for the renewal of the concession contracts. Embratel formally notified Anatel of its intention to renew the concession contract on these terms, but the new concession contract has not yet been signed.

The initial grant of the concession to Embratel did not require payment of a fee. After December 31, 2005, Embratel is required to pay a fee every two years equal to 2% of annual net revenues from the provision of switched fixed telephone services in the prior year (excluding taxes and social contributions). This requirement will last throughout the 20-year renewal period.

Since the privatization of the Brazilian telecommunications system, concessionaires have been required to meet certain universal service and quality targets. Failure to meet these targets carries the possibility of fines and penalties from Anatel.

After the privatization of the Brazilian telecommunications system, authorizations were granted to new competitors wishing to offer switched fixed telephone services in the private regime, including local, intra-regional long distance, inter-regional long distance and international long distance services. Providers granted authorizations are not subject to the same obligations concerning network expansion (universal service obligations) and continuity of service as those applicable to concessionaires providing switched fixed telephone services in the public regime, although individual authorizations may contain certain related obligations. There are no limitations on the number of authorizations that may be granted. In July 2002, AT&T do Brasil Ltda., now Telmex do Brasil, obtained authorizations to provide local switched fixed telephony services and domestic and international multimedia communications services, which allow it to provide facilities-based voice services. The switched fixed telephony license for local service includes the seven largest business centers in the country.

Embratel’s concession establishes a mechanism of annual rate adjustment, based on rate baskets and an adjustment for inflation. Anatel defines rate baskets for local, intra-regional long distance, inter-regional long distance and international long distance services. While the weighted percentage increase for the entire basket is capped by Anatel, tariffs for individual services within the basket may be increased at Embratel’s discretion. Because Telmex do Brasil operates under an authorization granted by Anatel and not a concession, the rates it charges its customers are not regulated by Anatel. However, Telmex do Brasil is required to publish its rates for fixed-line telephone service in Brazilian newspapers.

Competition

The strongest operators in Brazil’s telecommunications market are the companies that were broken off from Telebrás, the former government-owned telephone company, upon its privatization, Telefónica (formerly Telesp), Brasil Telecom (formerly Tele Centro Sul) and Telemar (formerly Tele Norte Leste). Following the privatization of Telebrás, three “mirror companies” were created by the auction of mirror licenses to provide local services over public switched networks in the same geographic areas served by the incumbent carriers. In 2003, Embratel acquired Vésper and Vésper São Paulo, two of the three mirror companies. Global Village Telecom holds the third mirror license for local service. Intelig holds a mirror license for the provision of intra-regional, inter-regional and international long distance service, in competition with Embratel.

Since 2002, the Brazilian federal government has been authorized to grant an unlimited number of authorizations for the provision of any type of telecommunications service. Embratel was granted a nationwide license in August 2002 to provide local telephone service after it met certain universal service requirements.

Embratel’s principal competitors vary by region and type of service. In northern and eastern Brazil, Embratel competes with Telemar and CTBC Telecom for local services and Telemar and Intelig for long distance services. In southern and western Brazil, Embratel competes with Telefónica for local services and Telefónica and Intelig for long distance services. In São Paulo, Embratel competes with Brasil Telecom and Global Village Telecom for local services and Brasil Telecom and Intelig for long distance services.

Investment in Net Serviços de Comunicação S.A.

We own a non-controlling interest in Net Serviços de Comunicação S.A., or Net, the largest cable television operator in Brazil. As of December 31, 2004, Net had approximately 1.4 million connected cable television subscribers and 184 thousand subscribers to its high-speed cable modem Internet access service. Net had total revenues of U.S.$518 million (P.5,835 million) and net income of U.S.$17 million (P.192 million) during 2004.

We acquired our interest in Net in 2005 pursuant to agreements with Globo Comunicações e Participações S.A., Distel Holding S.A. and Roma Participações Ltda. (together, Globo). After a series of transactions, we own (a) 49% of the voting interests and all of the non-voting interests in GB Empreendimentos e Participações S.A., or GB, a special-purpose company that owns 51% of the voting shares of Net and (b) 37.4% of the voting and 7.7% of the non-voting shares of Net. Globo owns the remaining 51% of the voting interests in GB.

The total cost of these transactions was U.S.$313 million (P.3,526 million). Our total direct and indirect equity interest in Net is 37.1% (calculated by multiplying the shares of Net held by GB by our percentage equity interest in GB, and adding the shares we own directly in Net).

Under current Brazilian law governing cable operators, because we are not controlled by Brazilian persons we are not permitted to control Net. Globo owns a majority of the voting interests in GB, which owns a majority of the voting shares of Net. We have agreed that if Brazilian law changes to allow us to own a controlling interest in Net, we have the right to purchase an additional interest in GB to give us control of 51% of the voting shares of Net, and Globo has the right to cause us to purchase such interest.

Possible Transactions with Embratel

We are formally evaluating whether we should sell Telmex do Brasil and our 37.1% equity stake in Net to Embratel. We believe there might be advantages to this, because of the complementarity and possible synergies among these businesses. We would expect to receive new ordinary shares of Embratel as consideration for the acquisition of Telmex do Brasil and our interest in Net. These transactions would present a number of important issues, including the price in shares Embratel would pay and the procedures we and Embratel would follow to negotiate and approve the transaction while protecting the interests of Embratel’s other shareholders. As a result, there can be no assurance as to whether any such transaction will occur or, if it does occur, on what terms or on what timetable.

Chile

In February 2004, we acquired substantially all of the assets of AT&T Latin America including those of AT&T Chile Holding S.A., which was renamed Telmex Chile Holding S.A., or Telmex Chile.

In April 2004, we acquired an approximately 40% interest in Chilesat Corp. S.A., or Chilesat, for U.S.$47 million from Redes Ópticas, S.A. and Redes Ópticas (Cayman) Corp., entities owned by Southern Cross Latin American Private Equity Fund L.P. and GE Capital Equity Investments, Ltd. Pursuant to a cash tender offer required by Chilean law, in June 2004 we purchased an additional 59.3%, increasing our ownership of Chilesat to 99.3%. We changed the name of Chilesat to Telmex Corp. S.A., or Telmex Corp.

We provide voice, Internet and data services to more than 500 thousand corporate and residential customers in Chile. In 2004, we integrated the operations of Telmex Corp. and Telmex Chile. To corporate customers, we provide local service, private long distance networks, virtual private networks, Internet services and other value-added services, as well as video and audio satellite links for broadcasting corporations. For residential customers, in addition to local service, we are focusing on long distance and Internet services, including value-added services with the goal of increasing our overall profitability. Our multi-service platform, IP/MPLS, allows us to provide integrated voice, data and video services, along with Next Generation VoIP services.

Our fiber optic network comprises more than 4,200 kilometers of physical cable, which cover the continental territory of Chile from Arica to Santiago, Santiago to Valparaiso and Santiago to Valdivia. In 2002, to cover the segment between Valparaiso and Puerto Montt, a capacity exchange was carried out with Telefónica del Sur S.A. In the southern regions of the country, we use a satellite platform. We also own and operate metropolitan fiber networks covering Santiago and Chile’s other major cities.

Of our revenues from our Chilean operations in 2004, almost two-thirds were attributable to voice services, approximately one-third was attributable to data and Internet services and the remainder was attributable to other services. Telmex Corp. and Telmex Chile together have a market share of 33.3% in the national long distance market, 10.8% in the international long distance market and 1.7% in the local service market.

The General Telecommunications Law (No. 18,168) of 1982, as amended, established the legal framework for the provision of telecommunications services in Chile. The law established the rules for granting concessions and permits to provide telecommunications services and for the regulation of rates and interconnection. The main regulatory agency of the Chilean telecommunication sector is the Ministry of Transportation and Telecommunications, which acts primarily through the Undersecretary of Telecommunications, or SUBTEL.

We hold licenses to provide local service, domestic and international long distance service, data services and value-added services.

We face strong competition in all of our business segments and we compete with Telefónica CTC Chile, the ultimate parent of which is Telefónica S.A., Entel S.A. and five other carriers. This competition has mainly been vigorous in international and national long distance public markets since implementation of the multicarrier system, which requires local telephone companies to provide facilities that allow long distance carriers to access the local telephone network on an equal access basis. We, Entel and other similar companies compete on an equal access basis in the national long distance and international long distance Chilean market.

Although competition remains strong, the Chilean long distance industry has demonstrated signs of increased stability due to the settlement of legal and operational disputes among competitors, mergers between certain facilities and non-facilities-based carriers and the existence of the Long Distance Carriers Association, an institution dedicated to solving the various problems of the industry.

Argentina

Techtel-LMDS Comunicaciones Interactivas, S.A., or Techtel, provides data, Internet and voice services in Argentina. Telmex Argentina S.A. provides data, Internet and voice services to corporate customers in Argentina’s largest cities. Our principal subsidiaries in Argentina are Telmex Argentina, Techtel and Metrored Telecommunicationes S.R.L., or Metrored. Metrored operates fiber optic rings in metropolitan areas that provide “last mile” access to reach our customers.

Through its digital fiber optic network, Telmex Argentina offers local, long distance, data and Internet access to corporate and residential customers. Through its two data centers it also offers data administration and hosting, among other services.

In April 2004, we acquired an 80% indirect interest in Techtel in two separate purchases. We acquired a 20% interest from an affiliate of Techint Compañía Técnica Internacional S.A.C.I., or Techint, one of Argentina’s largest industrial groups, for U.S.$25 million. We subsequently acquired a 60% interest from América Móvil, on the same pricing terms, for U.S.$75 million. In June 2004 we capitalized Techtel with U.S.$26.2 million to buy Metrored and to repay debt of Techtel. This capitalization increased our ownership of Techtel by 3.4%.

After the capitalization, the Techint affiliate continued to hold the remaining 16.6% indirect interest in Techtel. Pursuant to an agreement with the Techint affiliate, on June 23, 2005, we exercised our right to acquire an additional interest in Techtel of approximately 10% for which we paid U.S.$15 million, increasing our ownership to 93.4%. Pursuant to a further agreement with the Techint affiliate, we have a right to acquire, and the Techint affiliate can cause us to acquire, in 2007, its remaining 6.6% indirect interest in Techtel for U.S.$10 million. In addition, we have agreed to pay Techint’s affiliate, Tecnologia en Servicios Urbanos—TESUR S.A., a U.S.$6 million consulting fee for management services to be rendered through December 2006.

Techtel operates a local multipoint distribution service, or LMDS, and fiber optic network in Argentina, providing voice, data and video transfer services and other related telecommunications services. LMDS is a wireless broadband technology that uses radio signals to transmit voice, video and data. Techtel began providing long distance fixed-line voice services and call center support in December 2000 and launched local fixed-line voice services in August 2001. In June 2004, Techtel acquired a controlling interest in Metrored, which has one of the largest fiber optic networks in Buenos Aires.

We have a fiber optic network of over 4,000 km that covers thirteen cities in Argentina and reaches approximately 68% of its population. Our voice network covers approximately 46 cities.

Of our revenues from our Argentine operations in 2004, over one-half was attributable to voice services, approximately 40% was attributable to data services and the remainder was attributable to other services.

We hold licenses to provide local, domestic and international long distance telephone service, public telephony, data services, value-added services and video conferencing.

Peru

Through Telmex Perú S.A., we provide domestic and international long distance services, public telephones, and data, Internet and hosting services to corporate and residential customers in Peru through a fiber optic network.

Revenues of our Peruvian operations for the full year 2004 were P.465.7 million, of which nearly two-thirds were attributable to voice services, approximately one-third was attributable to data services and the remainder was attributable to other services.

The main regulatory agency of the Peruvian telecommunications sector is the Ministry of Transportation and Communication. Telmex Perú holds concessions to provide local, domestic and international long distance service.

Our main competitor in fixed local telephony services, public telephone services, data services and Internet services is Telefónica del Perú, S.A., and in long distance telephony services our main competitors are Americatel Perú S.A., a Telecom Italia Group affiliate, and Telefónica del Perú.

Colombia

Through Telmex Colombia S.A., we provide data and Internet services to corporate clients in Colombia through a metropolitan and inter-city fiber optic network.

Of our revenues from our Colombian operations for 2004, over 90% was attributable to data and Internet services and the remainder was attributable to other services.

We hold licenses to provide local, domestic and international long distance service, mobile telephone service, data services, value-added services and video conferencing.

United States

In April 2003, the U.S. Federal Communications Commission, or FCC, granted our U.S. subsidiary, Telmex USA, a facilities-based authorization that permits Telmex USA to install and operate telecommunications facilities in the United States. Telmex USA also holds an FCC authorization to resell long distance services in the United States. As a result of our acquisition of the assets of AT&T Latin America and of Embratel, we hold two additional facilities-based and resale-based authorizations. We are in the process of evaluating potential future operations in the United States.

CAPITAL EXPENDITURES

The following table sets forth, in constant pesos as of December 31, 2004, our capital expenditures, before retirements, for each year in the three-year period ended December 31, 2004:

	Year ended December 31,
	2004	2003	2002
	(in millions of constant pesos as of December 31, 2004)
Data, connectivity and transmission network	P. 3,686	P. 3,565	P. 3,199
Internal plant	8,369	1,639	2,369
Outside plant	5,359	2,588	3,396
Systems	839	695	1,014
Other	2,121	2,242	2,250

Total capital expenditures	P. 20,375	P. 10,728	P. 12,227

Our investment in capital expenditures increased by 89.9% in 2004 due to an increase in our investments in Mexico and the inclusion of the investments made by our non-Mexican subsidiaries following our consolidation of the respective businesses.

We have budgeted capital expenditures in an amount equivalent to approximately U.S.$2.14 billion for the year 2005, including U.S.$1.55 billion in Mexico, U.S.$473 million for Embratel principally for investments related to the C1 and C2 satellites and U.S.$117 million for our other operations in Brazil, Argentina, Chile, Peru and Colombia. See Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.

OTHER MATTERS

Investments

General

We occasionally make investments and joint ventures in telecommunications-related businesses within and outside Mexico. To date in 2005, we have made investments totaling U.S.$924 million, including U.S.$611 million in Embratel through subscription to its capital increase and U.S.$313 million to acquire a 37.1% equity interest in Net. We also invest in publicly traded equity securities of companies in technology and communications businesses. At December 31, 2004, we had U.S.$658 million of marketable securities on our balance sheet. Our marketable securities are carried at market value, and gains and losses are recognized in our statement of income.

MCI, Inc.

Through a wholly owned subsidiary, we invested in several series of bonds of MCI’s predecessor, WorldCom, Inc. As of December 31, 2003, we held approximately U.S.$1,759 million in face amount of the bonds, with a market value of approximately U.S.$589 million at such date.

In April 2004, MCI emerged from bankruptcy pursuant to a reorganization plan approved by the U.S. bankruptcy court in October 2003. Under the reorganization plan, in exchange for our bonds, we received approximately 25.6 million shares of common stock of MCI, which represented approximately 8.1% of MCI’s outstanding common stock. Other parties that may be deemed to be under common control with us held an additional interest of approximately 5.7% of MCI’s outstanding common stock.

On April 9, 2005, we and certain parties related to us entered into an agreement with Verizon Communications Inc. and certain of its subsidiaries, together Verizon, to sell to Verizon our entire interest in common shares of MCI for a cash purchase price of U.S.$25.72 per share. We received approximately U.S.$660 million for our 25.6 million MCI shares on May 17, 2005. We expect to recognize a gain of close to U.S.$58 million before taxes, which is in addition to gains recognized in prior periods. If, on the third trading date prior to the first anniversary of this agreement, Verizon Communications’s average stock price for the preceding 20 trading days exceeds U.S.$35.52 per share (subject to adjustment in certain circumstances), we will be entitled to receive an additional cash payment per share equal to approximately 72.4% of the excess. The additional cash payment to which we will be entitled will be capped at approximately U.S.$19.54 per share if Verizon Communications’s planned merger with MCI has been consummated by the third trading date prior to the first anniversary of our agreement with Verizon.

Property, Plants and Equipment

We have transmission facilities, exchanges, outside plant and commercial and administrative offices throughout Mexico. We own most of the locations of our exchanges and offices and lease other locations. We hold a small number of operating properties under financial leases, but the aggregate amount of such financing is not material to our operations as a whole. We carry casualty insurance against loss or damage to buildings, equipment contained in buildings and outside plant, including our fiber optic network. Outside Mexico, we hold additional facilities and offices in Brazil, Chile, Argentina, Peru and Colombia.

We have purchased equipment from a variety of suppliers, and there are sufficient alternative sources of equipment so that interruption of any source would be unlikely to cause a significant disturbance to our operations or our investment plan.

The Telmex Foundation

Since 1996, we have sponsored a philanthropic foundation called Fundación Telmex, A.C., or the Telmex Foundation, which is active in the charitable areas of education, health, justice and culture. We do not consolidate the Telmex Foundation in our financial statements. We contributed P.578 million in 2001. We did not contribute to the Telmex Foundation in 2002, 2003 or 2004, and do not expect to contribute to the Telmex Foundation in 2005. The assets of the Telmex Foundation are devoted only to its charitable activities, and our contributions are deductible for purposes of the Mexican Income Tax Law.

During 2004, the Telmex Foundation provided over 10,000 scholarships, donated over 3,300 personal computers and over 2,800 printers, and provided approximately 2,750 eyeglasses for children. The Telmex Foundation also works in conjunction with the Mexican government’s health agencies in providing specialized health care to people in remote areas through a surgery program that funded treatment for over 28,700 patients in 2004. The Telmex Foundation also works to increase participation in organ donor registries. In cooperation with non-governmental organizations, the Telmex Foundation provided assistance to nearly 7,000 persons charged with minor crimes whose lack of financial resources prevented them from otherwise posting bail during 2004.

Item 5. Operating and Financial Review and Prospects

The following discussion should be read in conjunction with the consolidated financial statements and notes thereto included in this Annual Report.

Our consolidated financial statements have been prepared in accordance with Mexican GAAP, which differ in certain respects from U.S. GAAP. Note 19 to our audited consolidated financial statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP, as they relate to us; a reconciliation to U.S. GAAP of operating income, net income and total stockholders’ equity; and a condensed statement of cash flows under U.S. GAAP.

Mexican GAAP requires that the financial statements recognize certain effects of inflation. In particular:

•	nonmonetary assets (excluding plant, property and equipment of non-Mexican origin) and stockholders’ equity are restated for inflation based on the Mexican National Consumer Price Index;

•	plant, property and equipment of non-Mexican origin are restated based on the rate of inflation in the country of origin and converted into Mexican pesos using the prevailing exchange rate at the balance sheet date;

•	gains and losses in purchasing power from holding monetary assets and liabilities are recognized in income; and

•	all financial statements are restated in constant pesos as of December 31, 2004.

We have not reversed the effect of inflation accounting under Mexican GAAP in the reconciliation to U.S. GAAP of our net income and stockholders’ equity, except with respect to the methodology for restatement of plant, property and equipment of non-Mexican origin. See Note 19 to our consolidated financial statements.

Overview

Our financial statements are presented in constant pesos, so all financial information is restated in pesos with purchasing power as of December 31, 2004. We refer to constant-peso figures as being “real,” as opposed to “nominal.” If nominal revenues or income do not increase by at least the rate of inflation, they decrease in real terms.

In 2004, as a part of our strategy for growth, we acquired operations in Brazil and four other countries in Latin America where we now offer voice, data and Internet services, among other services. Total revenues grew 12.9% in 2004, primarily because of these acquisitions. Revenues from our new non-Mexican operations represented 11.3% of total revenues in 2004. We expect the contribution of our non-Mexican operations to total revenues to increase in 2005 when we consolidate the results of our non-Mexican operations for the full year.

In Mexico, our revenues grew slightly in 2004 due to strong growth in Internet services and corporate networks, despite a decrease in revenues for local and domestic and international long distance services. We did not raise our nominal rates in 2003 or 2004, and we gave discounts for some domestic long distance and connectivity services, so in real terms our prices have continued to fall. The number of lines in service has continued to grow, but average revenue per line has declined, partly because we have added new customers who have less disposable income and make less use of their lines.

Competition and changing technologies have had extensive effects on our financial performance, and it is difficult to predict their future impact. We expect continued pressure on prices for long distance services. In local service, the rapid growth in mobile telecommunications has made them the principal competitor for local networks. In addition, local service faces competition from other means of communication such as private circuits and the Internet, including VoIP, a technology that transmits ordinary telephone calls over the Internet. The growth of other service providers in long distance and mobile has made interconnection fees a growing component of both our revenues and our costs. The number of our broadband subscribers grew by 212.5% in 2004 and we expect that it will continue to grow and to affect usage of other services. Revenues from voice services (including local, long distance and interconnection) represented 80.5% of our consolidated 2004 revenues while revenues from corporate networks and Internet services represented 15.2% but were growing at a much faster pace.

Faced with uncertain potential for growth in revenues and operating income in the Mexican market, we have worked to control costs while integrating the non-Mexican businesses we acquired in 2004. The consolidation of these businesses increased our revenues and operating income in 2004, but decreased our overall operating margin. It is likely that the results of our non-Mexican subsidiaries will continue to adversely impact our overall operating margin in the future.

Our future results may be affected significantly by the general economic and financial conditions in the countries where we operate, including levels of economic growth, devaluation of the local currency, inflation or high interest rates. Exchange rate variations on our U.S. dollar-denominated indebtedness, and the effect of inflation on our net monetary liabilities, contribute to the volatility of our comprehensive financing cost.

Effects of Recent Acquisitions

In 2004, we acquired Techtel, Chilesat, Metrored, a majority of the voting stock of Embratel and substantially all of the assets of AT&T Latin America. The consolidation of these companies affects the comparability of our 2004 results to our 2003 results and will continue to affect comparability in 2005, particularly since the largest of our 2004 acquisitions were not consolidated until the third quarter of 2004.

Our consolidated financial statements reflect the consolidation of these companies as follows:

•	Telmex Argentina, Telmex do Brasil, Telmex Chile, Telmex Colombia and Telmex Peru (holding the assets of AT&T Latin America in each respective country) (from March 1, 2004),

•	Techtel (from May 1, 2004),

•	Metrored (from July 1, 2004),

•	Chilesat, now Telmex Corp. (from July 1, 2004) and

•	Embratel (from August 1, 2004).

Summary of Operating Income and Net Income

In the table below we set forth our operating revenues, operating costs and expenses (each expressed as a percentage of total operating revenues) and operating income, as well as our comprehensive financing cost, provisions, equity in results of affiliates, minority interest and net income for each of the years in the three-year period ended December 31, 2004.

	Year ended December 31,
	2004		2003		2002
	(millions of pesos)	(percentage of operating revenues)	(millions of pesos)	(percentage of operating revenues)	(millions of pesos)	(percentage of operating revenues)
Operating revenues
Local service	P. 56,953	41.0%	P. 56,667	46.1%	P. 58,094	47.1%
Domestic long distance service	24,905	18.0	18,818	15.3	19,179	15.6
International long distance service	10,675	7.7	9,112	7.4	9,912	8.0
Interconnection service	19,199	13.8	18,477	15.0	17,019	13.8
Corporate networks	13,283	9.6	8,974	7.3	9,387	7.6
Internet	7,818	5.6	5,381	4.4	4,235	3.4
Other	5,969	4.3	5,483	4.5	5,500	4.5

Total operating revenues	138,802	100.0	122,912	100.0	123,326	100.0

Operating costs and expenses:
Cost of sales and services	30,141	21.7	28,158	22.9	27,971	22.7
Commercial, administrative and general	22,119	15.9	18,142	14.8	18,099	14.7
Interconnection and transport	19,939	14.4	13,064	10.6	12,555	10.2
Depreciation and amortization	22,947	16.5	21,767	17.7	21,403	17.3

Total operating costs and expenses	95,146	68.5	81,131	66.0	80,028	64.9

Operating income	43,656	31.5%	41,781	34.0%	43,298	35.1%

Comprehensive financing cost:
Interest income	(2,981)		(3,145)		(1,374)
Interest expense	6,378		6,059		6,612
Exchange loss, net	(26)		3,296		4,861
Monetary gain, net	(2,850)		(1,738)		(3,057)

	521		4,472		7,042

Income before income tax and employee profit sharing	43,135		37,309		36,256

Provisions for:
Income tax	12,362		10,787		11,294
Employee profit sharing	2,822		2,719		3,284

	15,184		13,506		14,578

Income before equity in results of affiliates	27,951		23,803		21,678
Equity in results of affiliates	(115)		(188)		(275)

Net income	27,836		23,615		21,403

Distribution of net income:
Majority interest	27,497		23,615		21,403
Minority interest	339		—		—

	P. 27,836		P. 23,615		P. 21,403

Revenues

Total revenues in 2004 were P.138,802 million, an increase of 12.9% over 2003, due primarily to the consolidation of our non-Mexican operations. Of our total revenues in 2004, 80.5% was attributable to voice services, which includes local, long distance and interconnection services, and 15.2% was attributable to corporate networks and Internet services.

In 2005, we will consolidate for the full year the non-Mexican operations we acquired during 2004. As a result, we expect that the portion of revenues attributable to our Mexican operations (88.7% in 2004) to decrease in 2005. We also expect that voice services will represent a smaller portion of total revenues in 2005 as a result of our consolidation of the revenues from corporate networks and Internet services of our non-Mexican operations. In 2004, voice services represented more than 70% of Embratel’s revenues.

Local Service Revenues

Operating revenues from local service include installation charges for new lines, monthly line rental charges, monthly fees for digital service and monthly measured service charges based on the number of calls. These revenues depend on the number of lines in service, the number of new lines installed and the volume of calls. In Mexico, measured service charges are due from residential customers only for the number of local calls exceeding a specified monthly minimum. Accordingly, revenues from local service for residential customers do not depend solely on usage volume. Operating revenues from local service also include miscellaneous charges, such as fees paid by long distance carriers related to certain costs of modifying our network to accommodate interconnection and fees for reconnecting customers.

Revenues from local service increased by 0.5% in 2004 and decreased by 2.5% in 2003. The increase in 2004 was primarily due to the consolidation in August 2004 of the local service revenues of Embratel. Without the local service revenues of Embratel, revenues from local service would have decreased by 1.1%, as total local traffic in Mexico increased by only 0.6%. Revenues from our Mexican operations declined in 2004 and 2003 because of lower real rates, which resulted from inflation, as our nominal rates remained unchanged for the fourth year. Traffic increased slightly, reflecting the effects of economic growth and increased competition. These effects were partially offset by the higher penetration of digital services, growth of voicemail and an increase in the number of lines in service to 17,172 thousand at December 31, 2004 from 15,683 thousand at December 31, 2003 and 14,446 thousand at December 31, 2002. The proportion of lines with at least one digital service (such as call waiting, caller ID, voicemail, three-way calling and call forwarding) rose to 38.2% in 2004, compared with 35.0% in 2003 and 30.2% in 2002. Income per line decreased to P.302.3 in 2004 from P.334.5 in 2003.

Domestic Long Distance Revenues

Operating revenues from domestic long distance service depend on rates and traffic volume. Domestic long distance revenues increased by 32.3% in 2004 and decreased by 1.9% in 2003. The increase in 2004 was primarily due to the consolidation of long distance revenues amounting to P.7,693 million from Embratel and other subsidiaries outside Mexico. With respect to our Mexican operations, although billed minutes increased by 8.6% to 16,700 million in 2004 from 15,376 million in 2003, domestic long distance revenues declined by 8.5% due to lower real rates. In 2003, revenues from domestic long distance services decreased due to lower real rates, partly offset by increased traffic. The number of billed minutes increased by 7.2% to 15,376 million in 2003 from 14,347 in 2002.

International Long Distance Revenues

Operating revenues from international long distance service consist of (a) amounts earned from our customers and (b) amounts earned from foreign telecommunications carriers for terminating international calls. The amount of operating revenues from international long distance service depends on the volume of traffic, the rates charged to our customers, the rates charged by each party under agreements with foreign carriers, principally in the United States, and the effects of competition. The contribution of net settlements from foreign carriers represented 1.9% of our consolidated revenues in 2004 and 24.7% of our international long distance revenues in 2004. Settlement payments under service agreements with foreign carriers are generally denominated in U.S. dollars.

International long distance revenues increased by 17.2% in 2004 and decreased by 8.1% in 2003. The increase in 2004 was due to the consolidation of international long distance revenues amounting to P.1,600 million from Embratel and other subsidiaries outside Mexico. Without this revenue, there would have been a decrease in revenue of 0.4% due to lower real rates and customer discounts, partially offset by a large increase in traffic. Outgoing billed minutes grew by 7.9%, while incoming billed minutes grew by 54.8% due to lower international settlement rates and lower illegal bypass.

The decrease in 2003 was due to (i) lower real rates billed in Mexico and (ii) lower incoming traffic, which we attribute, in part, to illegal bypass, both of which were partly offset by higher outgoing traffic, principally to the United States.

We estimate that illegal bypass decreased our revenues by approximately P.1,769 million in 2004 and approximately P.2,661 million in 2003. Our estimated lost revenues consisted of settlement payments that we otherwise would have received but for illegal bypass.

In August 2004, Mexico eliminated its uniform settlement rate system, its proportional return system and its requirement that the Mexican carrier with the greatest share of outgoing traffic to a particular country negotiate the settlement rate on behalf of all Mexican carriers for that country. Because each Mexican carrier is now free to negotiate settlement rates with each foreign carrier, this form of bypass has disappeared.

Revenues from Interconnection

Revenues from interconnection represent fees for connection to our network of fixed-to-mobile, mobile-to-fixed and long distance calls. In Mexico, under the “calling party pays” system, our fixed-line customers pay us an interconnection charge when they call mobile customers, and we pay approximately three-quarters of that amount to the mobile carrier that completes the call. We recognize the amount the customer pays us under interconnection revenue, and we recognize the amount we pay to the mobile carrier under interconnection cost. For our Mexican operations, revenue from fixed-to-mobile calls represented 89.9% of interconnection revenues in 2004 and 92.3% in 2003, and revenues from competing local and long distance carriers represented 7.8% of interconnection revenues in 2004. The balance of interconnection revenues represents payments from cellular carriers for mobile-to-fixed calls.

Revenues from interconnection increased by 3.9% in 2004 and by 8.6% in 2003. The increase in 2004 was due in part to the inclusion of revenue from non-Mexican operations, in particular Embratel, without which the growth would have been 1.4%. For our Mexican operations, revenues from “calling party pays” decreased in 2004 by 1.1%, but this decrease was more than offset by growth in revenue from interconnection of local, long distance and cellular operators. The increase in 2003 was due to growth in “calling party pays” minutes. In addition, in 2003, the increase resulted from growth in minutes from long distance carriers.

Revenues from Corporate Networks

Revenues from corporate networks include revenues primarily from the installation and leasing of dedicated private lines and revenues from virtual private network services. Revenues from corporate networks increased by 48.0% in 2004 and decreased by 4.4% in 2003. A large part of the increase in 2004 was due to the consolidation of our non-Mexican operations, in particular Embratel. Without the non-Mexican operations, revenues would have increased by 7.3% due to the increase in line equivalents and the expansion of our administrative networks business, partially offset by customer discounts and lower real rates. The decrease in 2003 was due to customer discounts and lower real rates as a result of inflation.

Revenues from Internet Services

Revenues from Internet services include set-up and service fees for dial-up and broadband Internet access. Revenues from Internet services increased by 45.3% in 2004 and by 27.1% in 2003. The increase in 2004 was due in part to the inclusion of revenue from our non-Mexican operations, in particular Embratel, without which the growth would have been 25.0%. The increase in Mexico was due to an increase in the number of broadband (ADSL) customers, which grew by 212.5%, from 179.3 thousand at the end of 2003 to 560.3 thousand at the end of 2004. The increase in 2003 was due to an increase in both dial-up and broadband customers.

Other Revenues

The largest components of other revenues are sales of yellow pages advertising, telecommunications equipment and accessories and billing and collection services offered to third parties. Other revenues increased by 8.9% in 2004 and decreased by 0.3% in 2003. The increase in 2004 was due to growth in Mexican other revenues and the effect of the consolidation of Embratel. In Mexico, other revenues increased by 3.3% in 2004 due to growth in revenue from the sale of telecommunications materials and billing and collection services offered to third parties. The decrease in 2003 was principally due to lower revenues from yellow pages advertising, particularly in the Mexico City, Guadalajara and Monterrey directories, and a delay in the recognition of revenues from two directories, the publication of which was postponed from December 2003 until February 2004. The effects were partially offset by higher revenues from the sale of telecommunications equipment and accessories and billing and collection services to third parties.

Operating Costs and Expenses

Cost of Sales and Services

Cost of sales and services increased by 7.0% in 2004 and by 0.7% in 2003. The increase in 2004 was due to the consolidation of our non-Mexican operations. In 2004, cost of sales and services for our Mexican operations increased by only 1.1%, due to the expansion of our telephone plant and to expenses related to maintenance of our data network, partially offset by lower expenses for pensions and lower costs for computers for resale to customers. The increase in 2003 was mainly due to higher expenses for pensions and seniority premiums, the increase of electricity rates and higher costs for telephone sets and computers, partially offset by decreased expenses for maintenance of outside plant and systems, and lower production costs for telephone directories.

Commercial, Administrative and General Expenses

Commercial, administrative and general expenses increased by 21.9% in 2004 and by 0.2% in 2003. In 2004, the increase was due to the inclusion of expenses from our non-Mexican operations. In 2004, for our Mexican operations, these expenses decreased by 0.7%, due to lower expenses for pensions and lower costs for prepaid phone cards. In 2003, we maintained strict cost control policies, including the continued reduction of marketing expenditures, and we reduced the cost of prepaid cards. This cost control policy helped reduce the impact of higher expenses in pensions and seniority premiums and higher payments to third-party service providers. In addition, we made no contributions to the Telmex Foundation in 2003. As a result, we maintained commercial, administrative and general expenses at almost the same level as in 2002.

Interconnection and Transport

Costs from interconnection include payments we make in Mexico, principally to cellular carriers under “calling party pays,” and costs from transport include fees paid by our non-Mexican subsidiaries for the use of facilities to complete their calls in areas where they do not have a network. Total interconnection and transport costs increased by 52.6% in 2004 due primarily to the inclusion of our non-Mexican operations. Interconnection costs for our Mexican operations increased by 0.3% in 2004 and 4.1% in 2003, due in both years to the growth in traffic from our customers terminating calls on the networks of other operators, especially cellular operators.

Depreciation and Amortization

Depreciation and amortization increased by 5.4% in 2004 and by 1.7% in 2003. Under Mexican GAAP, we restate imported fixed assets based on the exchange rate between the peso and the currency of the country of origin and the inflation of the country of origin. As a result, changes in exchange rates and inflation rates affect the amount of depreciation. In 2004, the increase was due to the inclusion of our non-Mexican operations, principally Embratel. For our Mexican operations, depreciation and amortization decreased by 7.3% due to lower depreciable assets, reflecting declining equipment prices and the fact that the rate of Mexican inflation exceeded the rate of devaluation of the peso in 2004. Depreciation and amortization increased in 2003 because the rate of devaluation exceeded the rate of Mexican inflation and we reduced the useful lives of certain assets to respond to technological changes. These effects were offset by a decrease in the amount of our depreciable assets, as the rate of our investment has slowed and an increased proportion of our assets has fully depreciated.

Operating Income

In 2004, operating income increased by 4.5%, reflecting a 12.9% increase in revenues and a 17.3% increase in costs. Our operating margin decreased to 31.5% in 2004 from 34.0% in 2003 due to the consolidation of our non-Mexican operations, which had lower operating margins than our Mexican operations. In 2004, operating income from our Mexican operations increased by 3.7%, reflecting a 0.1% increase in revenues and a 1.7% decrease in operating costs and expenses. Operating margin from our Mexican operations increased to 35.2% in 2004 from 34.0% in 2003, due to decreased costs and expenses, including lower depreciation. The operating margin of our Mexican operations reflects an increase in our margin for other services (from 36.0% in 2003 to 44.1% in 2004).

In 2003, operating income decreased by 3.5%, reflecting a 0.3% decrease in revenues and a 1.4% increase in operating costs and expenses. As a result, the operating margin decreased by 1.0%, to 34.0% in 2003 from 35.0% in 2002. The decrease in operating margin reflects a small decrease in margin for local service (from 30.9% to 30.6%) and a larger decrease in the margin for long distance service (from 31.9% to 28.1%), primarily because of lower real rates for both local and long distance services.

In Mexico, we operate in two primary segments, local and long distance, and several smaller segments that we group together for reporting purposes. These other segments include connectivity, Internet, public and rural telephones, directories and other services. We group all of our Latin American operations other than those in Mexico into an additional segment. See Note 18 to our consolidated financial statements. Local service in Mexico represents more than half of our operating income and accounts for a majority of our operating cash flow and of our capital expenditure requirements. In 2004, operating margin was 30.4% in our local segment, 27.0% in our long-distance segment and 44.1% in our other segments in Mexico and 2.2% in Latin America.

Comprehensive Financing Cost

Under Mexican GAAP, comprehensive financing cost reflects interest income, interest expense, foreign exchange gain or loss and the gain or loss attributable to the effects of inflation on monetary liabilities and assets. A substantial proportion of our indebtedness (90.3% at December 31, 2004) is denominated in foreign currencies, so when there is depreciation of the peso it results in foreign exchange loss and higher interest expense. Most of our financial assets are denominated in foreign currencies.

In 2004, comprehensive financing cost was P.521 million (88.3% lower than in 2003), as compared with P.4,472 million in 2003 (36.5% lower than in 2002). The changes in each component were as follows:

•	Interest income decreased by 5.2% in 2004 and increased by 128.9% in 2003. Interest income included gains on marketable securities of approximately P.202 million in 2004 and P.2,273 million in 2003. Excluding these gains in both years, interest income would have increased 214.7% in 2004, due principally to inclusion of P.673 million of interest income of Embratel and P.231 million in dividends on its shares of MCI. The increase in 2003 was mainly due to the recognition of P.2,273 million of unrealized gain on marketable securities (P.1,937 million of it attributable to MCI securities). Excluding this amount, interest income decreased by 36.6% in 2003, reflecting lower average treasury balances after the investment in MCI and lower interest rates in Mexico and abroad.

•	Interest expense increased by 5.3% in 2004 and decreased by 8.3% in 2003. The increase in 2004 was primarily due to the inclusion of P.1,169 million in interest expense of Embratel and the P.327 million premium paid for repurchases of our convertible senior debentures. In 2003, we recognized P.1,012 million related to the cancellation of our peso-denominated interest-rate swaps. Excluding the interest expense related to the cancellation of these swaps, interest expense would have increased by 26.4% in 2004. In 2002, we recognized P.1,182 million of unrealized loss on marketable securities (P.672 million of it attributable to MCI securities). Excluding this amount, interest expense increased by 11.5% in 2003, reflecting a charge of P.481 million on swap contracts and an additional charge of P.1,012 million related to the cancellation of peso-denominated interest-rate swaps by other swaps at more attractive rates.

•	In 2004, we recorded a net exchange gain of P.26 million. In 2004, the peso depreciated against the U.S. dollar at year-end by approximately 0.3%, but our loss in Mexico was more than offset by a gain at our non-Mexican subsidiaries, particularly Embratel. In 2003, the depreciation of the peso against the U.S. dollar by 9.0% resulted in a net exchange loss of P.3,296 million, compared to a net exchange loss of P.4,861 million in 2002.

•	Because average monetary liabilities exceeded average monetary assets, we recognized a net gain from monetary position. The net gain in monetary position increased by 64.0% in 2004 due to a higher net monetary position and a higher inflation rate compared to 2003. The net gain in monetary position decreased by 43.1% in 2003 due to a lower net monetary position and a lower inflation rate compared to 2002.

Income Tax and Employee Profit Sharing

The statutory rate of the Mexican corporate income tax was 33.0% in 2004, 34.0% in 2003 and 35.0% in 2002. The Mexican Income Tax Law was amended in 2004 to decrease the corporate income tax rate to 30% in 2005, 29% in 2006 and 28% thereafter. Our effective rate of corporate income tax as a percentage of pre-tax profit was 28.7% in 2004, 28.9% in 2003 and 31.2% in 2002. The effective tax rate was slightly lower in 2004 than in 2003 due to the effect of the reduction in the Mexican corporate income tax rate, partly offset by a decrease in comprehensive financing cost and the contribution of taxes imposed on foreign subsidiaries. The effective tax rate was lower in 2003 than in 2002, due to unrealized gains in marketable securities recognized in 2003.

Like other Mexican companies, we are required by law to pay to our employees, in addition to their agreed compensation and benefits, profit sharing in an aggregate amount equal to 10% of our taxable income (calculated without reference to inflation adjustments). The employee profit sharing amount increased by 3.8% in 2004 and decreased by 17.2% in 2003. The increase in 2004 was due to higher income before income tax. The decrease in 2003 was due principally to the increase in tax-deductible contributions we made to our pension plan.

Net Income

Net income increased by 17.9% in 2004 and by 10.3% in 2003. In 2004, the increase was due to a 4.5% increase in operating income and the stability of the peso against the U.S. dollar. In 2003, the increase was principally due to a 36.5% decrease in comprehensive financing cost and a 7.4% decrease in the provision for income tax and employee profit sharing.

Results of Operations by Segment

We discuss below our operating results by segment. All amounts discussed below are presented in accordance with Mexican GAAP. Note 1(a) of our financial statements included in this annual report describes how we translate the financial statements of our non-Mexican subsidiaries. For the Latin America segment, we restate the financial statements of foreign subsidiaries for inflationary effects using restatement factors of the relevant country and then convert foreign currency amounts into Mexican pesos, using, for items from our income statement, the exchange rate between the Mexican peso and the local currency at the end of the applicable year. Accordingly, changes in local inflation rates and in exchange rates could significantly affect reported results in Mexican pesos and the comparability of reported results with those of prior years.

Mexico—Local Service

Operating revenues from local service in Mexico represented 64.5% of our consolidated revenues in 2004. Operating revenues decreased by 0.4% in 2004 due to lower real rates resulting from inflation and increased by 0.9% in 2003 due to increased revenues from interconnection, partly offset by lower real rates resulting from inflation.

Operating income for local service represented 62.3% of our consolidated operating income in 2004. Operating income decreased by 1.2% in 2004 and increased by 0.1% in 2003. Our operating margin was 30.4% in 2004 and 30.6% in 2003.

Mexico—Long Distance Service

Operating revenues from long distance service in Mexico represented 17.5% of our consolidated revenues in 2004. Operating revenues decreased by 5.7% in 2004 and by 3.6% in 2003 due to lower real rates and customer discounts.

Operating income for long distance service represented 15.0% of our consolidated operating income in 2004. Operating income decreased by 9.3% in 2004 and by 15.1% in 2003. Our operating margin was 27.0% in 2004 and 28.1% in 2003. The decrease in operating margin in 2004 reflects lower rates partly offset by a decrease in illegal bypass.

Mexico—Other Services

Operating revenues from other services in Mexico represented 15.6% of our consolidated revenues in 2004. Operating revenues increased by 11.1% in 2004 due mainly to increased revenues from corporate networks and Internet services. Operating revenues from other services decreased by 1.0% in 2003 due to lower intersegment revenues.

Operating income for other services in Mexico represented 21.9% of our consolidated operating income in 2004. Operating income increased by 36.1% in 2004. In 2003, operating income for other services decreased by 3.4%. Our operating margin was 44.1% in 2004 and 36.0% in 2003. The increase in operating margin in 2004 reflects increased revenues from corporate networks and Internet services.

Latin America

Our Latin America segment includes all operations outside of Mexico. This segment is new in 2004 as a result of acquisitions. Operating revenues from Latin America represented 11.4% of our consolidated operating revenues in 2004, and this percentage will increase in 2005. In the first quarter of 2005, our Latin America segment represented 23.3% of consolidated operating revenues. Revenues from this segment are principally from long distance service.

Operating income from our Latin American operations was P.341 million in 2004, which represented 0.8% of our consolidated operating income. Our operating margin was 2.2%. We hope that our efforts to reduce costs for these businesses will lead to an increase in our operating margin in our Latin America segment in the future.

Liquidity and Capital Resources

Our principal capital requirements are for capital expenditures, dividend payments, our share repurchase program and acquisitions. In addition, in 2003 and 2002 we used cash to acquire debt securities of MCI. We have generally met our capital requirements primarily from operating cash flows and limited borrowing. Resources provided by operating activities were P.60,945 million in 2004, P.27,630 million in 2003 and P.38,958 million in 2002. Our resources provided by operating activities increased due to the decreased application of resources to exchange securities, accounts payable, accrued liabilities, taxes payable and pension fund contributions.

Our capital expenditures were P.20,375 million in 2004, P.10,728 million in 2003 and P.12,227 million in 2002. The 89.9% increase in 2004 was due both to higher investment in Mexico and to the consolidation of Embratel, and we expect that our capital expenditures will be approximately U.S.$2.0 billion for 2005. Budgeted capital expenditures for 2005 exclude any other investments we may make to acquire other companies. For subsequent years, our capital expenditures will depend on economic and market conditions.

The amount spent on share repurchases was P.13,893 million in 2004, P.12,078 million in 2003 and P.6,797 million in 2002. The amount spent on share repurchases is determined from time to time by the executive committee taking into account factors including the price of our shares and our capital resources. The shareholders have given renewed authorization to our officers to make share repurchases, most recently on April 28, 2005. There is no obligation to spend any of the authorized amounts. See Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Dividends paid totaled P.8,144 million in 2004, P.8,018 million in 2003 and P.7,887 million in 2002. The shareholders have approved dividends of P.0.38 per share (post-split) to be paid in four installments out of 2004 income. We expect to pay an aggregate of approximately P.8.8 billion in dividends from June 2005 through March 2006 (based on the number of outstanding shares at May 23, 2005).

We had a working capital surplus (an excess of current assets over current liabilities) of P.11,604 million at December 31, 2004. Our current assets at December 31, 2004 included the shares of MCI that we sold to Verizon in May 2005. See Item 4. Information on the Company—Other Matters—Investments—MCI, Inc.

In the table below we set forth certain contractual obligations as of December 31, 2004, consisting of debt (including financial leases) and purchase obligations, and the period in which the contractual obligations come due. We do not expect to contribute to our pension funds in 2005 and the extent of future contributions will depend on the performance of our plan assets and actuarial calculations in future years. The table below does not include pension liabilities, deferred taxes or current accounts payable.

	Payments Due by Period (as of December 31, 2004)
	Total	2005	2006-2007	2008-2009	2010 and beyond
	(in millions of pesos)
Contractual obligations:
Total debt	P. 90,041	P. 13,194	P. 45,731	P. 27,882	P. 3,234
Purchase obligations	9,390	9,390	—	—	—

Total	P. 99,431	P. 22,584	P. 45,731	P. 27,882	P. 3,234

At December 31, 2004, we had total indebtedness of P.90,041 million compared to total indebtedness of P.72,243 million at December 31, 2003. The increase is attributable primarily to the consolidation of Embratel, which had P.13,727 million of indebtedness at December 31, 2004, of which P.8,373 million was due within one year. The major categories of indebtedness at Telmex are as follows:

•	U.S. dollar-denominated bank loans. These include a large syndicated loan facility, loans with support from export credit agencies and other loans. Our bank facilities bear interest at specified spreads over LIBOR. The weighted average interest rate at December 31, 2004 was approximately 3.6%. We had U.S.$3,809 million in bank loans, which was equivalent to P.42,905 million, outstanding at December 31, 2004, which includes P.5,520 million in bank loans of Embratel and a U.S.$2,425 million facility Telmex obtained in July 2004. The loan has two tranches. One tranche bears interest at LIBOR plus 0.45% and matures in 2007, and the other tranche bears interest at LIBOR plus 0.525% and matures in 2009. Certain of our bank loans contain financial and operating covenants. The most restrictive covenants require us to maintain a consolidated ratio of EBITDA to interest expense of no less than 3.00 to 1.00 and a consolidated ratio of total debt to EBITDA of no more than 3.75 to 1.00 (using terms defined in the credit agreements). Compliance with these covenants has not been a significant constraint on our ability to obtain financing.

•	U.S. dollar-denominated senior notes. At Telmex, we had U.S.$2,500 million aggregate principal amount of senior notes outstanding, which was equivalent to P.28,162 million at December 31, 2004, and we issued a further U.S.$1.75 billion aggregate principal amount of senior notes in January and February 2005. As a result, Telmex has four series of senior notes outstanding:

Maturity	Issuance	Interest	Original Amount (U.S.$ millions)
January 2006	January/May 2001	8.25%	1,500
November 2008	November 2003	4.50%	1,000
January 2010	January/February 2005	4.75%	950
January 2015	January/February 2005	5.50%	800

We have repurchased in the open market part of the 8.25% notes due in January 2006, and the outstanding balance as of March 31, 2005 was U.S.$1,199 million.

•	Peso-denominated senior notes (certificados bursátiles). We have issued senior notes from time to time in the Mexican market. Part of these notes bear interest at fixed rates and part bear interest at specified spreads over Mexican Cetes (short-term Mexican government obligations). At December 31, 2004, we had P.7,450 million outstanding maturing from 2005 to 2012, and the weighted average interest rate was 9.9%. On February 10, 2005, P.850 million of our peso-denominated notes matured, leaving P.6,600 million outstanding.

We also have smaller amounts of other categories of indebtedness outstanding at Telmex, including peso-denominated loans from Mexican banks, financial leases and supplier credits for equipment financing. We rely primarily on borrowings in the Mexican and international capital markets and from international banks, although if market conditions change, we may seek currency from export credit agencies or other sources. A number of our financing instruments are subject to either acceleration or repurchase at the holder’s option if there is a change of control, as defined in the respective instruments. The definitions of change of control vary, but none of them is met so long as Carso Global Telecom or its present controlling shareholders continue to control a majority of our voting stock.

The major categories of indebtedness at Embratel are bank facilities denominated in U.S. dollars (P.5,520 million at December 31, 2004), commercial paper denominated in reais (P.4,244 million at December 31, 2004) and bonds denominated in U.S. dollars (P.3,098 million at December 31, 2004). In November 2004, Embratel issued R$1.0 billion in commercial paper in Brazil equivalent to P.4,244 million that bears interest at a rate of 102.3% of the CDI rate (the interest rate applicable to inter-bank certificates in Brazil) and had a term of 180 days. In early December 2003, Embratel issued U.S.$275 million of notes, which was equivalent to P.3,098 million at December 31, 2004. The notes mature in 2008 and bear interest at an interest rate of 11% per year. These notes are fully and unconditionally guaranteed by Embratel Holdings. Since acquiring control of Embratel, we have reduced its debt and prepaid the debt with the most restrictive terms. In the first half of 2005, Embratel completed a R$1.8 billion capital increase in which we subscribed 87.5% of the shares sold, and it used part of the proceeds to prepay U.S.$96.3 million of its notes due 2008 at a redemption price of U.S.$106.8 million and to repay its R$1.0 billion in commercial paper.

Embratel has a substantial amount of tax-related contingencies. If a major part of the tax disputes were to be decided against Embratel, this could have a material effect on liquidity. See Note 12 to our consolidated financial statements.

At December 31, 2004, 84.1% of our total consolidated indebtedness was denominated in U.S. dollars, 9.7% was in Mexican pesos, 4.8% was in Brazilian reais and 1.4% was in other currencies. Our currency hedging practices are described below.

At December 31, 2004, 60.3% of our debt obligations bore interest at floating rates. The weighted average cost of all borrowed funds, including those of Embratel, at December 31, 2004 (including interest and reimbursement of certain lenders for Mexican taxes withheld, but excluding fees) was approximately 6.9%. The inclusion of fees in the calculation of weighted average cost of all borrowed funds at December 31, 2004 would increase such cost by 0.3%, to 7.2%.

Hedging

Currently, our hedging activities fall into three categories, as described below. Our hedging practices vary from time to time depending on our judgment about the level of risk and the costs of hedging.

Because our U.S. dollar-denominated indebtedness far exceeds our U.S. dollar-denominated assets and revenues, from time to time Telmex enters into hedging transactions to protect to some degree against the short-term risks of devaluation of the Mexican peso. Gains and losses on these transactions are recognized in income as incurred. Under Mexican GAAP, we account for these transactions on an accrual basis, and such amounts offset gains and losses on the foreign currency liabilities that are hedged. At December 31, 2004, our hedges covered liabilities of U.S.$3,220 million out of our total U.S. dollar-denominated liability of U.S.$6,721 million, but the amount of our hedging position varies substantially from time to time. In 2004, we recognized a net charge of P.499,679 in our results of operations, reflecting the effects of exchange rate variations under our hedging agreements. See Note 8 to our consolidated financial statements. This resulted from devaluation of the U.S. dollar against the peso and especially against the real. Our hedges are short-term, typically averaging about 60 days, and will not protect us against the long-term effects of a devaluation on our U.S. dollar-denominated indebtedness. We may stop hedging or modify our hedging practices at any time.

A substantial portion of our peso-denominated indebtedness (P.7,050 million at December 31, 2004) bears interest at floating rates. We have engaged in extensive hedging transactions to reduce our exposure to changes in Mexican interest rates. Specifically, we have entered into interest rate swaps in which we pay interest at a fixed rate and receive interest at a floating rate, on a notional amount in Mexican pesos or U.S. dollars. The general effect of these swaps is to replace an obligation to pay floating-rate interest on our debt with an obligation to pay fixed-rate interest. Because the peso-denominated swap market is not highly liquid, we do not ordinarily obtain interest rate swaps that precisely match the tenors or amounts of our floating-rate liabilities. The aggregate notional amount of our swaps may be greater or less than the principal amount of our floating-rate peso-denominated debt, and we may discontinue hedging at any time. At December 31, 2004, the aggregate notional amount of domestic interest rate swaps was P.12,390 million. At December 31, 2004, we had entered into interest rate swaps for a total of U.S.$1,050 million for which we paid fixed rates and received six-month LIBOR rates and swaps for a total of U.S.$1,050 million for which we paid six-month LIBOR rates and received fixed rates.

Because a substantial portion of the indebtedness of Embratel is denominated in foreign currencies, Embratel enters into hedging transactions to protect itself to some degree against the short-term risks of devaluation of the Brazilian real. At December 31, 2004, Embratel had swaps covering U.S.$323.9 million of its indebtedness. Embratel recognized a charge of P.767,817, reflecting the effects of exchange rate variations under its hedging agreements.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements of the type that we are required to disclose under Item 5.E of Form 20-F.

U.S. GAAP Reconciliation

Net income under U.S. GAAP was P.28,235 million in 2004, P.22,833 million in 2003 and P.19,425 million in 2002. Compared to Mexican GAAP, net income under U.S. GAAP was 1.4% higher in 2004, 3.3% lower in 2003 and 9.2% lower in 2002.

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

Other differences that affected net income relate to accounting for costs of pension and seniority premium plans, capitalization of interest on assets under construction, accounting for swaps and other derivatives, deferred profit-sharing and our stock option plan. The differences in stockholders’ equity under Mexican GAAP and U.S. GAAP reflect these same matters. For a discussion of the principal differences between Mexican GAAP and U.S. GAAP, see Note 19 to our consolidated financial statements.

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

Estimated Useful Lives of Plant, Property and Equipment

We estimate the useful lives of particular classes of plant, property and equipment in order to determine the amount of depreciation expense to be recorded in each period. Depreciation expense is a significant element of our costs, amounting in 2004 to P.22,602 million, or 23.8% of our operating costs and expenses, under Mexican GAAP, and P.25,410 million, or 25.2% of our operating costs and expenses, under U.S. GAAP. See Notes 4 and 19 to our consolidated financial statements.

The estimates are based on historical experience with similar assets, anticipated technological changes and other factors, taking into account the practices of other telecommunications companies. We review estimated useful lives each year to determine whether they should be changed, and at times we have changed them for particular classes of assets. We may shorten the estimated useful life of an asset class in response to technological changes, changes in the market or other developments. This results in increased depreciation expense, and in some cases it can result in our recognizing an impairment charge to reflect a write-down in value. For example, in 2003, we reduced the useful lives of certain assets to reflect technological changes, which resulted in a P.887 million increase in depreciation expense. The same kinds of developments can also lead us to lengthen the useful life of an asset class, resulting in reduced depreciation expense. For example, in both 1999 and 2000, we lengthened the useful lives of certain categories of fixed assets.

Employee Pensions and Seniority Premiums

We recognize liabilities on our balance sheet and expenses in our income statement to reflect our obligations to pay employees under defined benefit retirement and seniority premium plans. The amounts we recognize are determined on an actuarial basis that involves many estimates. In 2004, we recognized net period cost relating to these obligations of P.4,390 million under Mexican GAAP and P.3,620 million under U.S. GAAP.

We use estimates in three specific areas that have a significant effect on these amounts: (a) the real discount rates that we use to calculate the present value of our future obligations, (b) the real rate of increase in salaries that we assume we will observe in future years and (c) the rate of return we assume our pension fund will achieve on its investments. The assumptions we have applied are identified in Note 7 (Mexican GAAP) and Note 19 (U.S. GAAP) to our consolidated financial statements. These estimates are based on our historical experience, on current conditions in the financial markets and on our judgments about the future development of our salary costs and the financial markets. We review the estimates each year, and if we change them, our reported expense for pension costs may increase or decrease.

Our liability for future pensions and seniority premiums is also affected by our estimate of the number of retired employees and our pension fund is affected by the estimated rate of return on investments. Actual results may vary from these estimates. In 2004, an actuarial loss of P.7,704 million was attributable to the increase in the projected benefit obligation due primarily to: (i) a greater number of employees retiring than had been estimated at the beginning of the year, (ii) modification of the estimated retirement age based on our experience with retiring personnel and (iii) updating of the mortality rates. In addition, the return on investments of our pension fund amounted to a gain of P.9,394 million in 2004, due to the gains by plan assets on the Mexican Stock Exchange and the increase in fixed-yield interest rates. As of December 31, 2004, 55.6% of fund assets consisted of peso-denominated fixed-income securities and 44.4% consisted of variable-income securities of Mexican companies. The fund has experienced volatile returns on its investments in equity securities, which resulted in net losses on plan assets in prior years. Our actuarial assumptions as of December 31, 2004 include an assumed annual return of 6.8% in real terms on plan assets.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts based on our estimates of losses we may experience because our customers or other telecommunications carriers do not pay the amounts they owe us. At December 31, 2004, the amount of the allowance was P.11,398 million. For our customers, we perform a statistical analysis based on our past experience, current delinquencies and economic trends. For carriers, we make individual estimates that may reflect our evaluation of pending disputes over amounts owed. Our allowance could prove insufficient if our statistical analysis of our customer receivables is inadequate, or if one or more carriers refuse or are unable to pay us. See Note 3 to our consolidated financial statements.

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

Impairment of Long-Lived Assets

In addition, we review our property, plant and equipment for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. To estimate the fair value of long-lived assets, we typically make various assumptions about the future prospects for the business that the asset relates to, consider market factors specific to that business and estimate future cash flows to be generated by that business. Based on these assumptions and estimates, we determine whether we need to take an impairment charge to reduce the value of the asset stated on our balance sheet to reflect its estimated fair value. Assumptions and estimates about future values and remaining useful lives are complex and often subjective. They can be affected by a variety of factors, including external factors such as industry and economic trends, and internal factors such as changes in our business strategy and our internal forecasts. Different assumptions and estimates could materially impact our reported financial results. More conservative assumptions of the anticipated future benefits from these businesses could result in impairment charges, which would decrease net income and result in lower asset values on our balance sheet. Conversely, less conservative assumptions could result in smaller or no impairment charges, higher net income and higher asset values.

Realization of Net Deferred Tax Assets

The recognition of net deferred tax assets on temporary differences in our non-Mexican subsidiaries, mainly due to Brazilian tax losses and to the negative basis for calculating social contribution in Brazil, is supported by the history of taxable income and Embratel’s estimate of future profitability. Bulletin D-4 establishes the conditions for recording and maintenance of these deferred assets. Based on Embratel’s financial projections, we believe that these assets will be realized over a period of ten years. A future change in these projections of profitability could result in the need to record a valuation allowance against these net deferred tax assets, resulting in a negative impact on future results.

Provision for Contingencies

We are subject to proceedings, lawsuits and other claims related to tax, labor and civil matters. We are required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual matter, based on advice of our legal counsel. We record provisions for contingencies only when we believe that it is probable that we will incur a loss in connection with the matter in dispute. In a number of significant tax disputes with the Brazilian tax authorities, we have recorded no provisions because we do not believe a loss is probable. The total balance of probable losses is recorded as a current liability, because it is not possible to estimate the time required to reach a settlement. The required reserves for these and other contingencies may change in the future due to new developments in each matter or changes in approach, such as a change in settlement strategy in dealing with these matters. Such changes could have a negative impact on future results and cash flows.

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

Carso Global Telecom and SBC International have agreed to vote for the number of directors and alternate directors named by Carso Global Telecom and SBC International, respectively, considering their respective share ownership.

Our bylaws provide that the members of the Board of Directors are appointed for terms of one year and may be reelected. Pursuant to Mexican law, members of the Board of Directors continue in their positions after the expiration of their terms if new members are not appointed or if newly appointed members do not assume their positions. The names and positions of the current members of our Board of Directors, as of April 28, 2005, their dates of birth and information on their principal business activities outside Telmex are as follows:

Carlos Slim Helú	Born:	1940
Honorary chairman for life	First elected:	1990
	Principal occupation:	Honorary chairman for life of the board of directors of Grupo Carso, Carso Global Telecom and América Telecom

	Other directorships and business experience:	Honorary chairman for life of the board of directors of América Móvil and Grupo Financiero Inbursa and member of the board of directors of SBC Communications, Inc.

Carlos Slim Domit	Born:	1967
Chairman; chairman of	First elected:	1995
the executive committee	Term expires:	2006

	Principal occupation and other directorships:	Chairman of the board of directors of Grupo Carso and Grupo Sanborns, S.A. de C.V. and member of the board of directors of Carso Global Telecom and América Telecom

	Business experience:	President of Sanborns Hermanos

Jaime Chico Pardo	Born:	1950
Vice Chairman; member of	First elected:	1990
the executive committee	Term expires:	2006

	Principal occupation:	Vice Chairman and Chief Executive Officer of Telmex

	Other principal directorships:	Chairman of the board of directors of Carso Global Telecom, Vice Chairman of the board of directors of América Telecom and member of the board of directors of América Móvil and Honeywell International

	Business experience:	Chief Executive Officer of Grupo Condumex, S.A. and Chairman of Corporación Industrial Llantera (Euzkadi General Tire de México)

Emilio Azcárraga Jean	Born:	1968
Director	First elected:	2000
	Term expires:	2006

	Principal occupation:	Chairman and President of Grupo Televisa, S.A. de C.V.
	Other directorships:	Member of Consejo Mexicano de Hombres de Negocios

Antonio Cosío Ariño	Born:	1935
Director; alternate member of	First elected:	1990
the executive committee	Term expires:	2006

	Principal occupation:	Chief Executive Officer of Cía. Industrial de Tepeji del Río, S.A. de C.V.
	Other directorships:	Chairman of the board of directors of Agrocultivos Todos Santos, S.A. de C.V., Bodegas de Santos Tomás, S.A. de C.V., Cía Inmobiliaría Cabo San Lucas, S.A. de C.V. and Grupo Hotelero Brisas, S.A. de C.V.

Laura Diez Barroso de Laviada	Born:	1951
Director	First elected:	2005
	Term expires:	2006
	Principal occupation:	Chief Executive Officer of Area Editores, S.A. de C.V.
	Other directorships:	Member of the board of directors of Grupo Financiero Inbursa and Royal Caribbean Cruises

Amparo Espinosa Rugarcía	Born:	1941
Director	First elected:	1990
	Term expires:	2006
	Principal occupation:	Chief Executive Officer of Documentación y Estudios de Mujeres, A.C.

Élmer Franco Macías	Born:	1940
Director	First elected:	1990
	Term expires:	2006
	Principal occupation:	Chief Executive Officer and member of the board of directors of Grupo Infra, S.A. de C.V.
	Other directorships:	Member of the board of directors of Banco Nacional de México, S.A., Grupo Financiero Inbursa and Grupo Condumex
	Business experience:	Various positions at Grupo Infra since 1958

Ángel Losada Moreno	Born:	1955
Director	First elected:	1990
	Term expires:	2006
	Principal occupation:	Chief Executive Officer of Grupo Gigante, S.A. de C.V.
	Other directorships:	Vice Chairman of the board of directors of Grupo Gigante and member of the board of directors of Grupo Financiero Banamex—Accival

Rómulo O’Farrill Jr.	Born:	1917
Director	First elected:	1990
	Term expires:	2006
	Principal occupation:	Chairman and Chief Executive Officer of Novedades de Acapulco, S.A. de C.V.
	Other directorships:	Chairman of the board of directors of Grupo Automotriz O’Farrill y Balderrama, S.A. de C.V., Novedades de Acapulco, S.A. de C.V., Novedades de Quintana Roo, S.A. de C.V. and Distrituidores O’Farrill Puebla

Juan Antonio Pérez Simón	Born:	1941
Vice Chairman; member of	First elected:	1990
the executive committee	Term expires:	2006
	Principal occupation and other directorships:	Chairman of the board of directors and member of the executive committee of Sanborns Hermanos, S.A. and member of the board of directors of América Telecom

Fernando Senderos Mestre	Born:	1950
Director	First elected:	2000
	Term expires:	2006
	Principal occupation:	Chairman of the board of directors and Chief Executive Officer of Desc, S.A. de C.V.
	Other directorships:	Member of the board of directors of Industrial Peñoles, S.A. de C.V., Kimberly Clark de México, S.A. de C.V., Alfa, S.A. de C.V., Grupo Televisa and Dana Corporation

Marco Antonio Slim Domit	Born:	1968
Director; alternate member of	First elected:	2002
the executive committee	Term expires:	2006
	Principal occupation and other directorships:	Chairman and Chief Executive Officer of Grupo Financiero Inbursa
	Business experience:	Member of the board of directors of Grupo Carso, Bolsa Mexicana de Valores S.A. de C.V. and Sears Roebuck, S.A. de C.V. and alternate member of the board of Carso Global Telecom and América Telecom

Rayford Wilkins Jr.	Born:	1951
Director	First elected:	2005
	Term expires:	2006
	Principal occupation:	Group President of SBC Communications, Inc., International Operations
	Business experience:	Various positions in the wireless industry at SBC Group

Richard P. Resnick	Born:	1966
Director	First elected:	2004
	Term expires:	2006
	Principal occupation:	President of SBC International Management Services, Inc.

Robert L. Henrichs	Born:	1959
Director	First elected:	2004
	Term expires:	2006
	Principal occupation:	Chief Financial Officer of SBC International Management Services, Inc.

Rafael Kalach Mizrahi	Born:	1946
Director	First elected:	2000
	Term expires:	2006
	Principal occupation:	Chief Executive Officer of Grupo Kaltex, S.A. de C.V.
	Other directorships:	Member of the board of directors of Grupo Carso, Sears Roebuck, S.A. de C.V. and Grupo Sanborns, S.A. de C.V.

Ricardo Martín Bringas	Born:	1960
Director	First elected:	2000
	Term expires:	2006
	Principal occupation:	Chief Executive Officer of Organización Soriana, S.A. de C.V.
	Other directorships:	Member of the board of directors of Banco HSBC, S.A., Grupo Financiero Banamex—Accival, Banco Banorte, S.A. and ING de México and member of Consejo Mexicano de Hombres de Negocios

The alternate directors, as of April 28, 2005, are as follows:

First Elected Director or Alternate Director
Patrick Slim Domit	1999
Arturo Elías Ayub	2000
José Humberto Gutiérrez-Olvera Zubizarreta	1996
Jorge C. Esteve Recolons	2004
Antonio Cosío Pando	2002
Eduardo Tricio Haro	2005
Ángeles Espinosa Yglesias	1993
Agustín Franco Macías	1990
Jaime Alverde Goya	1993
Antonio del Valle Ruíz	1990
José Kuri Harfush	1995
Fernando Solana Morales	2002
Eduardo Valdés Acra	2000
Carlos Bernal Verea	1990
Federico Laffan Fano	1990
Jorge A. Chapa Salazar	2002
Bernardo Quintana Isaac	1990
Francisco Medina Chávez	2002

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

The executive committee is elected from among the directors and alternate directors by a majority vote of the AA Shares, A Shares and A Share ADSs voting together. Under the agreement entered into in December 2000 between Carso Global Telecom and SBC International, the executive committee consists of four members. The majority of its members must be of Mexican nationality and elected by Mexican shareholders. Carso Global Telecom and SBC International have agreed to vote for three members named by Carso Global Telecom and one member named by SBC International. The current members of the executive committee are Jaime Chico Pardo, Juan Antonio Pérez Simón and Carlos Slim Domit, all named by Carso Global Telecom and various other Mexican investors, and Richard P. Resnick, named by SBC International. The current alternate members of the executive committee are Antonio Cosío Ariño, José Humberto Gutiérrez-Olvera Zubizarreta and Marco Antonio Slim Domit, all named by Carso Global Telecom and various other Mexican investors, and Robert L. Henrichs, named by SBC International.

Mexican Code of Best Corporate Practices

In January 2001, a Mexican commission of business leaders, with the support of the Mexican Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or the CNBV), issued a Code of Best Corporate Practices (Código de Mejores Prácticas Corporativas) for publicly traded Mexican companies, recommending certain actions with respect to various areas of corporate governance. Following these recommendations, in February 2001, the Board of Directors created an audit committee and an evaluation and compensation committee. The Mexican Securities Market Law was amended effective June 2001 to require that all publicly traded Mexican companies have an audit committee. In March 2003, the CNBV codified certain provisions of the Code of Best Corporate Practices, requiring among other things, increased responsibilities for audit committees. While compliance with the Code of Best Corporate Practices is voluntary, the CNBV requires companies listed on the Mexican Stock Exchange to file a report, on a yearly basis, regarding their compliance with the Code of Best Corporate Practices. Our report on compliance with the Code of Best Corporate Practices is on file with the CNBV and the Mexican Stock Exchange. The Mexican Congress is considering significant changes to the Mexican Securities Market Law with a focus on increasing its adherence to international standards, including increased protections for minority shareholders.

Audit Committee

The audit committee consists of Antonio del Valle Ruíz (the audit committee’s chairman), Rafael Kalach Mizrahi and José Kuri Harfush. Mr. Kalach Mizrahi is a director and Messrs. del Valle Ruíz and Kuri Harfush are alternate directors. Each member of the audit committee is independent, as independence is defined under the Mexican Securities Market Law, and also meets the independence requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended, or Rule 10A-3. See Item 16A. Audit Committee Financial Expert. The audit committee operates primarily under a written mandate adopted by our Board of Directors. A copy of the audit committee mandate is available on our web site at www.telmex.com.

The mandate of the audit committee is to establish and monitor procedures and controls to ensure that the financial information we distribute is useful, appropriate and reliable and accurately reflects our financial position. In particular, the audit committee is required to perform the following functions: (a) appoint and oversee our external auditors and review the scope and terms of their engagement; (b) assist the Board of Directors in supervising the performance of auditing services contracts, evaluating the services and assuring the independence and objectivity of our external auditors, including ensuring that the total compensation paid to an auditing firm does not exceed 20% of its total income; (c) recommend guidelines for the preparation and distribution of our financial information and general guidelines for our internal control system (which consists of operational and financial controls that ensure that Telmex operates within the Board of Directors’ general guidelines); (d) discuss with the Board of Directors our internal control system relating to risk management and compliance with applicable laws, particularly concerning (i) disclosure of relevant information to the market, (ii) acquisition accounting, (iii) anticipated revenue recognition, (iv) restructuring charges, (v) management of reserve accounts and (vi) accounting for derivatives and arbitrage activity; (e) ensure the existence of control mechanisms to provide that consistent unaudited financial information is presented to the Board of Directors; (f) review with our auditors the annual financial statements contained in our annual report and the quality of the accounting principles applied therein and review interim financial information to ensure that it is prepared using the same principles; (g) review the audit committee rules and, if appropriate, propose to the Board of Directors improvements designed to achieve the audit committee’s mandate; (h) report to the Board of Directors on its activities; (i) conduct an annual self-evaluation of the committee’s activities aimed at achieving the committee’s objectives; (j) supervise, review and discuss the audit procedures of our internal audit department; (k) perform any other functions that correspond to its responsibilities and that the audit committee or Board of Directors considers proper to achieve the audit committee’s mandate, as well as any other functions expressly conferred by the Board of Directors; (l) approve non-audit services provided by our external auditors and ensure that the provision of these services does not impair the independence of the external auditors; (m) resolve any disagreements between the external auditors and the chief executive officer and senior executive officers; (n) receive from the external auditors a report that includes an analysis of: (i) all critical accounting policies utilized by the company; (ii) all policies and accounting principles that differ from those utilized by the company and that have been discussed with the chief executive officer and senior executive officers, including the implications of using such policies and practices; and (iii) any other written communications regarding significant matters between the external auditors and the chief executive officer and senior executive officers, including the annual letter to the chief executive officer and senior executive officers, in which the external auditors summarize their recommendations regarding our internal controls and the non-adjusted differences in inventory identified during the audit process; (o) establish procedures for the receipt, retention and treatment of complaints regarding accounting, internal control or auditing matters, including procedures for the confidential and anonymous submission by our employees or those of our subsidiaries; (p) in its sole discretion, select, engage and approve the compensation of counsel, experts and other advisers to provide services that the audit committee deems necessary to carry out its duties, for which the company must provide appropriate funding; (q) reserve time during its meetings, in its discretion, to discuss and deliberate without the chief executive officer and senior executive officers; (r) establish a schedule to meet separately with the internal auditors and the external auditors without the presence of the chief executive officer and/or the senior executive officers; and (s) review and analyze with the management and external auditors the annual report of the company and the quarterly financial results to be presented to the SEC, and in particular, those parts of the annual report in which the financial information and critical accounting policies of the company are discussed. In addition, pursuant to our bylaws and Mexican law, (i) the audit committee is required to submit an annual report to the Board of Directors and (ii) the audit committee must provide an opinion regarding any transaction with a related party that is outside the ordinary course of our business, which must be approved by the Board of Directors.

The audit committee has reviewed this Annual Report, as well as our consolidated financial statements and notes thereto included elsewhere in this Annual Report, and recommended that such financial statements be included herein.

The Audit Committee Report

A translation of the audit committee’s annual report submitted to the Board of Directors on March 9, 2005 is provided below.

Audit Committee Report

To the Board of Directors of

Teléfonos de México, S.A. de C.V.

The Company’s management has the basic responsibility of issuing financial statements based on generally accepted accounting principles in Mexico, preparing financial information in a timely manner, and implementing internal control systems. The Audit Committee, on behalf of the Board of Directors of the Company, has reviewed the consolidated audited financial statements of Teléfonos de México, S.A. de C.V. and its subsidiaries as of December 31, 2004. This review included analysis and approval of policies, procedures and accounting practices of the Company and its subsidiaries. The accounting policies for the preparation of the Company’s financial information, proposed and recommended by this Committee to the Board of Directors, has the approval of the Board of Directors.

The Committee evaluated the performance of the external auditors, who are responsible for expressing an opinion about the reasonableness of the financial statements of the Company and the conformity of such financial statements to generally accepted accounting principles in Mexico. The Committee has concluded that the partners of the external audit firm meet the professional standards and have the performance, intellectual and economic independence required to perform this duty.

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

Based on the revisions and opinions mentioned above, the Committee recommends to the Board of Directors, that the audited consolidated financial statements of Teléfonos de México, S.A. de C.V. and its subsidiaries as of December 31, 2004, be included in the 2004 annual report, which the Company submits to the Shareholders’ Meeting for approval.

Additionally, the Company has an Internal Auditing Area. The internal control system has been reviewed and evaluated by the Audit Committee and in the Committee’s opinion, meets the required level of effectiveness so that the Company operates in a general control environment. The External Auditors studied, evaluated and validated the effectiveness of the internal control system in connection with their audit of the financial statements and issued a report with suggestions about such controls. The internal control system complies with the general guidelines approved by the Board of Directors by recommendation of this Committee.

Finally, the Committee reports that it verified that there are controls in the Company that allow a determination about whether the Company complies with applicable legal and administrative dispositions and reviewed the respective reports regarding litigation and proceedings that in each case could represent a risk. As a result, the Committee did not detect any significant risk that could result from the current legal situation of the Company.

Antonio del Valle Ruíz
President

Mexico City
March 9, 2005

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

The Evaluation and Compensation Committee Report

A translation of the evaluation and compensation committee’s annual report submitted to the Board of Directors on February 9, 2005 is provided below.

Evaluation and Compensation Committee Report

To the Board of Directors of

Teléfonos de México, S.A. de C.V.

Based on the dispositions of the Best Corporate Practices Code, the Evaluation and Compensation Committee of Teléfonos de México, S.A. de C.V., presents a report to the Board of Directors regarding the relevant activities carried out by this Committee that, if the Board approves, is to be included in the annual report that is submitted for the consideration at the Shareholders’ Meeting where the results and activities of the Company at December 31, 2004 will be made known.

The Committee, in the exercise of the mandated functions and during the several sessions it has held, carried out the relevant activities that are mentioned below.

a)	The hiring conditions of executives were reviewed and it was determined that they comply with the guidelines established by the Board of Directors and the Committee verified that special payments between the Company and executives in the event of their departure from the Company do not exist.

b)	The structure and policies used to determine compensation packages for executives and board members of the Company were reviewed.

Juan Antonio Pérez Simón
President

Mexico City
February 9, 2005

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

The Finance and Planning Committee Report

A translation of the finance and planning committee’s annual report submitted to the Board of Directors on February 9, 2005 is provided below.

Finance and Planning Committee Report

To the Board of Directors of

Teléfonos de México, S.A. de C.V.

Mr. Chairman, Board members:

The relevant issues that have been discussed in the sessions of the Finance and Planning Committee of the Board of Directors are the following:

•	We reviewed the results of the investment programs and liabilities of the Company at year-end 2004. The investments and financing complied with the policies established by the Board and achieved the projected viability.

•	We analyzed and evaluated the projected investment and liabilities plans for 2005 and both were within framework of the policies established by the Board, which policies are also in line with the established strategic vision of the Company.

•	Therefore, the Committee considered that the principal investments and financing for 2005 that management has planned are viable and adequate.

•	We also reviewed the figures of the financial statements at December 31, 2004, and compared them with the figures of 2003 and the 2004 budget. Additionally, we analyzed the premises and financial projections included in the Company’s budget for 2005. The Committee considered that these projections are in line with the Company’s strategic plan.

•	In addition, we carried out an evaluation and verified that the strategic position of the Company is consistent with its strategic plan.

We consider that this information should be included in the annual report that the Board of Directors presents to the Shareholders’ Meeting where the 2004 results will be made known in order to comply with the Best Corporate Practices Code.

Fernando Solana Morales
President

Mexico City
February 9, 2005

Senior Management

As of April 28, 2005, the names, responsibilities and prior business experience of our senior officers are as follows:

Jaime Chico Pardo	Appointed:	1995
Chief Executive Officer	Business experience:	Director and member of executive committee of Telmex since 1990

Isidoro Ambe Attar	Appointed:	1997
Commercial-Corporate Market	Business experience:	Various positions at Telmex in marketing and procurement areas

Adolfo Cerezo Pérez	Appointed:	1991
Chief Financial Officer	Business experience:	Various positions in finance, including treasurer of Telmex

Javier Elguea Solís	Appointed:	1995
Dean of Inttelmex	Business experience:	Head of human resources at Telmex

Arturo Elías Ayub	Appointed:	1998
Strategic Alliances, Communications and Institutional Relations	Business experience:	Various positions at Telmex in regulation and Internet areas

Eduardo Gómez Chibli	Appointed:	1995
Technical and Long Distance	Business experience:	Various positions in technical and long distance areas at Telmex

Javier Mondragón Alarcón	Appointed:	1999
Regulation and Legal	Business experience:	General counsel at Grupo Televisa and executive vice president at Grupo Televicentro

Sergio Medina Noriega	Appointed:	1995
Legal	Business experience:	Various legal positions at Bancomer S.A. (now BBVA Bancomer) and legal director of Empresas Frisco

Jaime Pérez Gómez	Appointed:	2000
Human Resources	Business experience:	Various positions at Telmex in legal and human resources areas

Patrick Slim Domit	Appointed:	2000
Commercial-Retail Markets	Business experience:	Vice president of Grupo Carso

Héctor Slim Seade	Appointed:	1995
Support to Operations	Business experience:	Head of finance at Guardiana-Inbursa and Factoraje-Inbursa

Andrés R. Vázquez del Mercado Benshimol	Appointed:	1999
Investments and Strategic Development	Business experience:	Head of marketing at Radio Móvil Dipsa, S.A. de C.V., or Telcel

Oscar Von Hauske Solís	Appointed:	1996
Systems and Telecommunications Operators	Business experience:	Head of finance at Grupo Condumex

José Covarrubias Bravo	Appointed:	1999
South Division Coordinator	Business experience:	Various positions at Telmex in customer service areas and general manager of Red Uno

Darío Fernández Lizardi	Appointed:	2001
Gulf Division	Business experience:	Various positions at Telmex in the mass marketing, sales and government sales areas

Francisco Javier Ortega Castañeda	Appointed:	2004
West Division	Business experience:	Various positions at Telmex in planning and development, sales and mass marketing

Gerardo Leal Garza	Appointed:	1995
South Metro Division	Business experience:	General manager of Telcel

Francisco Niembro González	Appointed:	2003
North Metro Division	Business experience:	General Manager of Telnor and various positions at Telmex, including positions in long distance network development

Hiram Ontiveros Medrano	Appointed:	2002
Northwest Division	Business experience:	Various positions at Telmex, including positions in commercial and engineering areas

Raymundo Paulín Velasco	Appointed:	1997
North/Northeast Division Coordinator	Business experience:	Various positions at Telmex, including positions in commercial and telephone operations areas

Jorge Luis Suástegui Esquivel	Appointed:	1997
Center Division	Business experience:	Various positions at Telmex, including positions in the engineering, construction and telephone operations areas

Miguel Ángel Vera García	Appointed:	1997
Southeast Division	Business experience:	Manager in regional and operations areas at Telmex

Luis Antonio Villanueva Gómez	Appointed:	2003
Telnor	Business experience:	Various positions at Telmex in the engineering and engineering standards area

Gerardo Zozaya	Appointed:	2001
North Division	Business experience:	Various positions at Telmex in mass marketing and network construction areas

Héctor Slim Seade is the nephew of Carlos Slim Helú.

Statutory Auditors

Under our bylaws, the holders of a majority of the outstanding AA Shares and A Shares voting together may elect one or more statutory auditors (comisarios) and corresponding alternate statutory auditors. The primary role of the statutory auditors is to report to the holders of AA Shares and A Shares at the annual ordinary general meeting regarding the accuracy of the financial information presented to such holders by the Board of Directors. The statutory auditors are also authorized to, among other things, (a) call ordinary or extraordinary general shareholders’ meetings, (b) place items on the agenda for meetings of shareholders or the Board of Directors, (c) attend meetings of shareholders or the Board of Directors and (d) generally monitor our affairs. The statutory auditors also receive monthly reports from the Board of Directors regarding material aspects of our affairs, including our financial condition. The current statutory auditor and alternate statutory auditor are:

	Position	First Elected
Alberto Tiburcio Celorio	Statutory Auditor	1993
Fernando Espinosa López	Alternate Statutory Auditor	2001

Compensation of Directors and Officers

For the year ended December 31, 2004, the aggregate compensation of all of our directors, alternate directors and executive officers paid for services in all capacities was approximately P.87.3 million. Each director or alternate director received an average fee of P.47.2 thousand (nominal) for each meeting of the Board of Directors attended in 2004. Members of committees of the Board of Directors received an average fee of P.14.7 thousand (nominal) for each committee meeting attended in 2004.

In 2005, we terminated our stock option plan for our executive officers. In January 2003, we granted options to purchase an aggregate of 11.7 million L Shares at P.11.17 per L Share, which were exercisable over a period of nearly four years from the date of grant. We subsequently reduced this period to two years. In January 2004, we granted options to purchase an aggregate of 9.0 million L Shares at P.13.45 per L Share, which were exercisable for a period of nearly four years from the date of grant. We subsequently reduced this period to one year. In accordance with Mexican GAAP, we do not recognize any compensation expense as a result of granting stock options to our executive officers.

Share ownership of Carlos Slim Helú and certain members of his immediate family is set forth in Item 7. Major Shareholders and Related Party Transactions—Major Shareholders. Except as discussed therein, none of our other directors, alternate directors or executive officers is the beneficial owner of more than one percent of any class of our capital stock.

Employees

We are one of the largest non-governmental employers in Mexico. The following table sets forth the number of employees and a breakdown of employees by main category of activity and geographic location as of the end of each year in the three-year period ended December 31, 2004:

	December 31,
	2004	2003	2002
End-of-period number of employees	76,683	62,103	63,775
Employees by category of activity:
Local—Mexico	39,420	40,353	41,519
Long distance—Mexico	7,216	7,405	7,482
Other—Mexico	14,431	14,345	14,774
Latin America(1)	15,616	—	—
Employees by geographic location:
Mexico	61,067	62,103	63,775
Latin America	15,616	—	—

(1)	Includes Brazil, Chile, Argentina, Peru and Colombia.

At December 31, 2004, the Telephone Workers’ Union of Mexico (known by its Spanish acronym, STRM) represented approximately 58.0% of our employees, and members of other unions represented approximately 9.7% of our employees. All management positions are held by non-union employees. Salaries and certain benefits for unionized personnel are renegotiated every year and the collective bargaining agreements with our unionized employees are renegotiated every two years. In April 2005, we and the STRM agreed to a 4.6% nominal increase in basic wages and a 1.5% nominal increase in benefits.

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The AA Shares represented 35.1% of the total capital stock and 94.2% of the full voting shares (AA shares and A Shares) as of May 17, 2005. The AA Shares are owned by (1) Carso Global Telecom, (2) SBC International, a subsidiary of the U.S. telecommunications company SBC Communications, Inc. and (3) various other Mexican investors. Carso Global Telecom holds interests in telecommunications and was spun off from Grupo Carso in 1996. Carso Global Telecom may be deemed to control us. According to reports of beneficial ownership of our shares filed with the SEC, Carso Global Telecom is controlled by Mr. Carlos Slim Helú and members of his immediate family.

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

The following table identifies each owner of five percent or more of any class of our shares as of May 17, 2005, unless otherwise indicated. Except as described below, we are not aware of any holder of five percent or more of any class of our shares.

	AA Shares(1)		A Shares(2)		L Shares(3)		Percent of voting shares(4)
	Shares (millions)	Percent of class	Shares (millions)	Percent of class	Shares (millions)	Percent of class
Carso Global Telecom(5)	3,000.0	73.8%	46.0	18.5%	1,746.2	24.1%	70.6%
SBC International(5)	899.7	22.1%	—	—	—	—	20.9%
Brandes Investment Partners, L.P.(6)	—	—	—	—	516.3	7.1%	—
Franklin Resources, Inc.(6)	—	—	—	—	576.0	7.9%	—
JPMorgan Chase & Co.(6)					474.1	6.5%

(1)	As of May 17, 2005, there were 4,063 million AA Shares outstanding, representing 94.2% of the total full voting shares (AA Shares and A Shares).
(2)	As of May 17, 2005, there were 248 million A Shares outstanding, representing 5.8% of the total full voting shares (AA Shares and A Shares).
(3)	As of May 17, 2005, there were 7,249 million L Shares outstanding.
(4)	AA Shares and A Shares.
(5)	Holders of AA Shares and A Shares are entitled to convert a portion of these Shares to L Shares, subject to the restrictions set forth in our bylaws. See Item 10. Additional Information—Bylaws.
(6)	Derived from reports of beneficial ownership of our shares filed with the SEC. All figures are as of March 31, 2005.

The following table sets forth the share ownership, as of May 17, 2005, of our officers and directors who own more than one percent of any class of our capital stock. Mr. Carlos Slim Helú, together with certain members of his immediate family, may be deemed to share beneficial ownership of 3,000 million AA Shares and 46.0 million A Shares held by Carso Global Telecom and 1,821.9 million L Shares held by Carso Global Telecom and other companies that are under common control with us. Except as provided below, none of our directors, alternate directors or executive officers is the beneficial owner of more than 1% of any class of our capital stock.

	AA Shares(1)		A Shares(1)		L Shares(1)		Percent of voting shares(2)
	Shares (millions)	Percent of class	Shares (millions)	Percent of class	Shares (millions)	Percent of class
Carlos Slim Helú(3)	3,000.0	73.8%	46.0	18.5%	1,829.5	25.2%	70.6%
Carlos Slim Domit(4)	3,000.0	73.8%	46.0	18.5%	1,829.5	25.2%	70.6%
Marco Antonio Slim Domit(5)	3,000.0	73.8%	46.0	18.5%	1,829.5	25.2%	70.6%
Patrick Slim Domit(6)	3,000.0	73.8%	46.0	18.5%	1,829.8	25.2%	70.6%
Antonio Cosío Ariño	65.2	1.6%	—	—	—	—	1.5%

(1)	Holders of AA Shares and A Shares are entitled to convert a portion of these Shares to L Shares, subject to the restrictions set forth in our bylaws. See Item 10. Additional Information—Bylaws.
(2)	AA Shares and A Shares.
(3)	Includes 40,000 A shares and 60,000 L Shares owned directly by Carlos Slim Helú.
(4)	Includes 8,132 L Shares owned directly by Carlos Slim Domit.
(5)	Includes 8,132 L Shares owned directly by Marco Antonio Slim Domit.
(6)	Includes 335,324 L Shares owned directly by Patrick Slim Domit.

At December 31, 2004, 76.8% of our outstanding L Shares were represented by L Share ADSs, each representing the right to receive 20 L Shares, and 99.2% of the holders of L Share ADSs (15,240 holders, including The Depository Trust Company) had registered addresses in the United States. In November 2000, we established a sponsored ADS program for the A Share ADSs. 28.2% of our outstanding A Shares were held in the form of A Share ADSs at December 31, 2004, each representing the right to receive 20 A Shares, and 98.3% of the holders of A Share ADSs (4,467 holders, including The Depository Trust Company) had registered addresses in the United States.

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

We purchase our shares on the Mexican Stock Exchange from time to time up to a specified maximum aggregate value authorized by the holders of AA Shares and A Shares and our Board of Directors. In 2004, we purchased 707.8 million L Shares and 1.7 million A Shares, representing 5.9% of the shares outstanding at the beginning of 2004, with an aggregate value of P.13,894 million (P.13,514 million historical). As of April 28, 2005, we are authorized to purchase shares with an aggregate value of up to P.10 billion.

Since January 1, 1997, Carso Global Telecom has purchased A Shares and L Shares on the open market from time to time. In percentage terms, the ownership position of Carso Global Telecom has also increased as a result of our repurchase of our own shares. Carso Global Telecom’s percentage ownership of the A Shares was 18.2% on December 31, 2004, 17.4% on December 31, 2003 and 15.9% on December 31, 2002. Carso Global Telecom’s percentage ownership of the L Shares was 23.6% on December 31, 2004, 17.0% on December 31, 2003 and 13.4% on December 31, 2002. In June 2001, Carso Global Telecom converted 500 million L Shares to AA Shares, raising its total ownership of AA Shares to 3,000 million.

RELATED PARTY TRANSACTIONS

General

We engage in a variety of transactions in the ordinary course of business with affiliates. Pursuant to our bylaws and Mexican law, the audit committee of our Board of Directors must express an opinion on, and our Board of Directors has exclusive power to approve, any transaction with a related party that is outside the ordinary course of our business.

Our transactions with affiliates include purchasing network construction services and materials from a subsidiary of Grupo Condumex, S.A. de C.V. and insurance and bank services from Grupo Financiero Inbursa. In addition, we sell network construction materials to Grupo Condumex and provide certain services to Grupo Carso and Grupo Financiero Inbursa. Grupo Condumex and Grupo Financiero Inbursa are under common control with Carso Global Telecom, and several of their directors are also members of our Board of Directors. See Item 6. Directors and Officers of Registrant—Directors. The aggregate amount of our purchases from affiliates was P.9,041 million in 2004, P.8,028 million in 2003 and P.7,959 million in 2002. The aggregate amount of our sales to these affiliates was P.989.1 million in 2004, P.685.8 million in 2003 and P.585.5 million in 2002. We believe that the prices paid in these transactions are comparable to those that would be obtained in arm’s length negotiations with unaffiliated parties.

From time to time we make investments together with affiliated companies, sell our investments to affiliates and buy investments from affiliates. Some of these transactions are described below.

•	In June 2001, we acquired a 45% interest in Grupo Telvista, S.A. de C.V., whose principal asset is Telvista, Inc. (Telvista), a U.S. telemarketing company, for U.S.$47.0 million. We made this investment together with our affiliates, the other shareholders of Telvista, América Móvil (45%) and Grupo Carso (10%).

•	In April 2004, we acquired a 60% indirect interest in Techtel from América Móvil for U.S.$75 million.

•	We owned a 50% interest in Technology and Internet L.L.C., a company that invests in e-commerce enterprises in the United States and Latin America. We made this investment together with our affiliates, América Móvil (40.3%) and Grupo Financiero Inbursa (9.7%). On June 21, 2005, we sold our entire interest in Technology and Internet L.L.C. to Grupo Condumex.

•	We owned approximately 25.6 million shares of common stock of MCI. Other parties that may be deemed to be under common control with us held an additional interest. In May 2005, we and the other parties that may be deemed to be under common control with us sold all shares held.

We also pay fees to Carso Global Telecom and SBC International for consulting and management services, pursuant to agreements with each party negotiated on behalf of us by a special committee of directors unaffiliated with any of the parties. The current agreements with Carso Global Telecom and SBC International were renewed for the period beginning January 1, 2005 on substantially similar terms to prior agreements. We paid to both companies an aggregate amount of U.S.$29 million in 2004, U.S.$29 million in 2003 and U.S.$29 million in 2002.

Executives of Carso Global Telecom periodically use our corporate airplane for business purposes. Carso Global Telecom pays us market rates for this service.

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

Transactions between Telmex and América Móvil

América Móvil has had in recent periods a variety of contractual relationships with us and with our subsidiaries. Because both we and América Móvil, the leading wireless operator that was established in a spin-off from us in 2000, provide telecommunications services in the same geographical markets, we have extensive operational relationships. These include interconnection between our respective networks; use by América Móvil of our private circuits; our provision of long distance service to América Móvil’s customers; use of facilities, particularly for the co-location of equipment on premises we own; and use by each of the services provided by the other. These operational relationships are subject to a variety of agreements, which for the most part were in place prior to the spin-off and were not significantly modified as a result of the spin-off. Many of them are also subject to specific regulations governing all telecommunications operators. Interconnection fees represent the largest component of amounts paid under these agreements. In 2004, the aggregate amount we paid América Móvil for interconnection fees totaled P.10,319 million, and the aggregate amount paid to us by América Móvil totaled P.4,318 million, primarily for use of our private circuits and long distance services. The terms of the arrangements with América Móvil are generally similar to those on which each company does business with other, unaffiliated parties.

In addition, we distribute América Móvil’s handsets and prepaid cards on commercial terms similar to those given to other cellular distributors.

Transactions between Embratel and Related Parties

Embratel engages in a variety of transactions in the ordinary course of business with our subsidiaries and with other companies that may be deemed to be under common control with us.

Embratel completes international traffic from our subsidiaries and subsidiaries of América Móvil in Mexico, Chile and Argentina. Our subsidiaries and subsidiaries of América Móvil in Mexico, Chile and Argentina complete international traffic from Embratel.

Because both Embratel and América Móvil’s subsidiary, Telecom Americas S.A., which operates under the brand Claro, provide telecommunications services in the same geographical markets, they have extensive operational relationships. Embratel originates mobile domestic and international long distance traffic from Claro and terminates mobile domestic and international long distance traffic to Claro. Embratel also transports Claro’s traffic and leases lines to Claro.

Through its subsidiary, BrasilCenter, Embratel provides call center services to Claro and Net. Embratel also leases access facilities from Telmex do Brasil.

The terms of Embratel’s arrangements with our subsidiaries and with other companies that may be deemed to be under common control with us are generally similar to those on which each company does business with other, unaffiliated parties.

In November 2004, Embratel entered into a U.S.$75 million credit agreement with Banco Inbursa, Institución de Banca Múltiple, Grupo Financiero Inbursa, a subsidiary of Grupo Financiero Inbursa. The agreement had terms comparable to those of three other loans Embratel received from unaffiliated parties in November and December 2004.

Item 8. Financial Information

CONSOLIDATED FINANCIAL STATEMENTS

See Item 18. Financial Statements and pages F-1 through F-56.

LEGAL PROCEEDINGS

Telmex

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

Embratel

Embratel has a substantial amount of tax-related and other contingencies. See Note 12 to our consolidated financial statements. Although Embratel believes the cases to which these contingencies relate are well founded, there is no guarantee that it will prevail in these cases.

Brazilian value-added goods and services tax (ICMS)

Embratel has received a number of fines for non-payment of ICMS on international outbound traffic and certain bundled services that are considered exempt or non-taxable for ICMS purposes. Embratel recorded a provision for P.368 million for losses considered probable but did not record a provision for P.3.8 billion, which corresponds to the claims in which Embratel expects to prevail.

In July 2002, Star One received two assessments by the tax authorities in the state of Rio de Janeiro for payment of ICMS in the amount of approximately P.1.0 billion related to Internet services and satellite use. In March 2004, Star One was required to pay approximately P.84.0 million in the Brazilian Federal District for ICMS not paid on satellite use and other obligations. Star One determined that it faces little risk of losing these suits so it has not recorded a provision for such amounts in its financial statements.

Income Tax on Inbound International Income

Embratel believes that the foreign operating income from telecommunications services (inbound traffic) is not subject to taxation. In connection with this matter, in late March 1999, the Brazilian Federal Tax Agency, or SRF, assessed Embratel approximately P.1.2 billion for failing to pay the related income tax for the years 1996 and 1997. Embratel’s appeal of this decision is still pending.

In June 1999, Embratel was further assessed for non-payment of income tax on net foreign source income for 1998 amounting to approximately P.273 million. Embratel considers the probability of loss unlikely, so no provisions have been recorded in the financial statements for the claim.

Brazilian Social Welfare Tax on Service Exports (PIS)

In August 2001, the SRF issued a tax claim against Embratel totaling approximately P.675 million for payment of PIS prior to 1995, which had been offset in accordance with Brazilian tax law. Embratel’s management evaluated the probability of a loss, and determined that no provision would be recorded in the financial statements for the claim.

Brazilian Finance Tax for Service Export Security Tax (COFINS)

There is also a P.1,451 million claim against Embratel related to the COFINS exemption on the exportation of telecommunication services for revenues through the end of 1999. Embratel argued that the government auditor made several errors in the computation of this tax and, consequently, this tax was later reduced by approximately P.934 million. A new decision at the administrative level has restated this tax to an amount of approximately P.1,004 million. Embratel has appealed this decision to a higher administrative level, and this appeal is still pending.

Disputes with third parties

Embratel is involved in a variety of additional litigation and administrative proceedings that have arisen in the ordinary course of business. Various disputes are in an advanced stage of the litigation process, and Embratel may lose at least some of the cases. Embratel has recorded a provision of P.700 million (restated) for unfavorable rulings. For other claims totaling P.62.8 million, Embratel provided guarantee deposits of P.46.0 million.

DIVIDENDS

We have paid cash dividends on our shares each year since 1958. The table below sets forth the nominal amount of dividends paid per share in each year indicated, in pesos and translated into U.S. dollars at the exchange rate on each of the respective payment dates.

Year ended December 31,	Pesos per Share		Dollars per Share
2004	P.	0.6650	U.S.$	0.0588
2003		0.6050		0.0555
2002		0.5450		0.0559
2001		0.4900		0.0529
2000		0.4450		0.0424

Since 1998, we have paid dividends quarterly. The dividends from earnings in a given year are determined at the annual meeting of shareholders in April of the following year, and paid in June, September and December of such following year and in March of the year after that. In April 2003, we declared a dividend of P.0.620 per share, which we paid in equal installments of P.0.155 per share in June

2003, September 2003, December 2003 and March 2004. In April 2004, we declared a dividend of P.0.680 per share, which we paid in equal installments of P.0.170 per share in June 2004, September 2004, December 2004 and March 2005. In April 2005, we declared a dividend of P.0.380 (post-split) per share, which will be payable in equal installments of P.0.095 per share in June 2005, September 2005, December 2005 and March 2006.

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

Item 9. The Offer and Listing

TRADING MARKET

The L Share ADSs, each representing 20 L Shares of Telmex, are issued by JPMorgan Chase Bank, N.A., or the Depositary, as depositary for the L Share ADSs. The L Share ADSs are traded on the New York Stock Exchange and listed on the Frankfurt Stock Exchange, and the L Shares are traded on the Mexican Stock Exchange and listed on the Mercado de Valores Latinoamericano (Latibex) in Madrid, Spain.

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

	Mexican Stock Exchange		New York Stock Exchange
	(pesos per L Share)		(U.S. dollars per L Share ADS)
	High	Low	High		Low
Annual highs and lows
2004	P. 21.62	P. 17.31	U.S.$	38.54	U.S.$	30.11
2003	19.05	14.95		34.49		28.81
2002	18.62	13.18		41.05		26.70
2001	16.90	13.79		37.04		27.48
2000	35.30	20.10		76.31		42.31

Quarterly highs and lows
2005:
First quarter	P. 22.49	P. 19.30	U.S.$	40.31	U.S.$	34.30
2004:
First quarter	19.55	18.39		35.71		33.11
Second quarter	20.70	18.34		36.81		31.60
Third quarter	19.20	17.31		33.06		30.11
Fourth quarter	21.62	18.14		38.54		32.25
2003:
First quarter	18.24	15.76		34.49		28.81
Second quarter	17.19	14.95		32.35		29.14
Third quarter	17.28	15.69		32.30		30.03
Fourth quarter	19.05	16.95		33.86		30.08

Monthly highs and lows
2005:
January	P. 21.42	P. 20.28	U.S.$	38.10	U.S.$	36.20
February	22.49	21.20		40.31		37.98
March	22.17	19.30		40.22		34.30
April	19.62	18.29		35.02		32.97
May(1)	10.25	9.35		18.73		16.96
2004:
December	21.62	19.49		38.54		34.50

(1) Prices reflect a two-for-one stock split that went into effect on May 25, 2005.

The table below sets forth, for the periods indicated, the reported high and low sales prices for the A Shares on the Mexican Stock Exchange and the high and low bid prices for A Share ADSs published by NASDAQ. Bid prices published by NASDAQ for the A Share ADSs are inter-dealer quotations and may not reflect actual transactions. Prices have not been restated in constant currency units.

	Mexican Stock Exchange		NASDAQ
	(pesos per A Share)		(U.S. dollars per A Share ADS)
	High	Low	High		Low
Annual highs and lows
2004	P. 21.59	P. 17.24	U.S.$	38.50	U.S.$	30.01
2003	19.00	14.95		34.50		28.51
2002	18.56	13.00		41.00		26.50
2001	16.88	13.86		36.80		26.86
2000	35.80	20.80		3.75		2.09

Quarterly highs and lows
2005:
First quarter	P. 22.50	P. 19.15	U.S.$	40.30	U.S.$	34.01
2004:
First quarter	19.62	18.30		35.46		33.00
Second quarter	20.65	18.40		36.75		31.30
Third quarter	19.30	17.24		32.94		30.01
Fourth quarter	21.59	18.18		38.50		32.06
2003:
First quarter	18.10	15.67		34.50		28.51
Second quarter	17.10	14.95		32.25		29.00
Third quarter	17.20	15.66		32.49		29.70
Fourth quarter	19.00	16.98		33.70		29.86

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

Settlement is effected two business days after a share transaction on the Mexican Stock Exchange. Deferred settlement, even by mutual agreement, is not permitted without the approval of the Mexican National Securities Commission. Most securities traded on the Mexican Stock Exchange, including those of Telmex, are on deposit with S.D. Indeval, S.A. de C.V., a privately owned securities depositary that acts as a clearinghouse for Mexican Stock Exchange transactions.

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

On March 19, 2003, the CNBV published new general rules, or the Rules, for issuers, which codify the principal rules applicable to issuers and public offerings. The Rules increased the obligations and responsibilities of the audit committee by requiring the committee’s opinion to delist or cancel the registration of the shares of a company and to authorize any changes to the accounting policies and practices, among other important provisions.

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

Each AA Share or A Share may be exchanged at the option of the holder for one L Share, provided that the AA Shares may never represent less than 20% of our outstanding capital stock or less than 51% of our combined AA Shares and A Shares. As of December 31, 2004, the AA Shares represented 34.3% of our outstanding capital stock and 94.2% of our combined AA Shares and A Shares.

Each L Share is exchangeable at the option of the holder for one AA Share by delivering the L Share certificate to our treasury for cancellation and receiving the corresponding AA Share certificate. The right to exchange is subject to limitations on non-Mexican ownership of AA Shares and to the requirement that the AA Shares and A Shares together may never represent more than 51% of our outstanding capital stock. As of December 31, 2004, the AA Shares and A Shares together represented 36.5% of our outstanding capital stock.

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

Forfeiture of shares. As required by Mexican law, our bylaws provide that “any alien who at the time of incorporation or at any time thereafter acquires an interest or participation in the capital of the corporation shall be considered, by virtue thereof, as Mexican in respect thereof and shall be deemed to have agreed not to invoke the protection of his own government, under penalty, in case of breach of such agreement, of forfeiture to the nation of such interest or participation.” Under this provision, a non-Mexican shareholder is deemed to have agreed not to invoke the protection of his own government by asking such government to interpose a diplomatic claim against the Mexican government with respect to the shareholder’s rights as a shareholder, but is not deemed to have waived any other rights he may have, including any rights under the U.S. securities laws, with respect to his investment in Telmex. If the shareholder invokes such governmental protection in violation of this agreement, his shares could be forfeited to the Mexican government. Mexican law requires that such a provision be included in the bylaws of all Mexican corporations unless such bylaws prohibit ownership of shares by non-Mexican persons.

Exclusive jurisdiction. Our bylaws provide that legal actions relating to the execution, interpretation or performance of the bylaws shall be brought only in Mexican federal courts.

Duration. Telmex’s existence under the bylaws is 100 years from the date of the public deed in which its incorporation is evidenced.

Purchase of our own shares. According to the bylaws, we may repurchase our shares on the Mexican Stock Exchange at any time at the then prevailing market price. Any such repurchase must be made in compliance with the policies established by the Board of Directors, and the amount of shares to be repurchased must be approved by the general ordinary shareholders’ meeting. The shareholders’ meeting approves the maximum amount of funds that may be used during the year for the repurchase of shares. The ordinary shareholders’ meeting held on April 28, 2005 approved up to an additional P.6 billion to be used for share repurchases. Such funds may be used for the repurchase of shares through the Mexican Stock Exchange. In the event that we repurchase shares, our shareholders’ equity will be reduced automatically in an amount equal to the assumed par value of each repurchased share. However, if repurchased shares are held as treasury stock, our capital stock will be reduced automatically in an amount equal to the assumed par value of each repurchased share, pending future sales thereof on the Mexican Stock Exchange or cancellation. Our capital stock is automatically increased upon the resale of such shares in an amount equal to their assumed par value. The economic and voting rights corresponding to repurchased shares may not be exercised during the period in which we own such shares, and such shares are not deemed to be outstanding for purposes of calculating any quorum or vote at any shareholders’ meeting during such period.

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

CERTAIN CONTRACTS

We are party to concession agreements that authorize us to provide certain telecommunications services on specific terms. These are described in Item 4. Information on the Company—Mexican Operations—Regulation.

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

For purposes of Mexican taxation, the definition of residency is highly technical and residency results in several situations. Generally, an individual is a resident of Mexico if he or she has established his or her home in Mexico or if he or she has his or her center of interests in Mexico; a corporation is considered a resident if it is incorporated under the laws of Mexico or if it has established its headquarters in Mexico. However, any determination of residence should take into account the particular situation of each person or legal entity.

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

Taxation of Distributions

In this discussion, we use the term “dividends” to mean distributions paid out of our current or accumulated earnings and profits with respect to shares or ADSs. In general, the gross amount of any dividends will be subject to U.S. federal income taxation. Dividends will be paid in pesos and will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day that they are received by the U.S. holder in the case of shares or by the depositary in the case of ADSs. U.S. holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any pesos received by a U.S. holder or depositary that are converted into U.S. dollars on a date subsequent to receipt. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2009 with respect to the ADSs, L Shares and A Shares will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs, L Shares and A Shares will be treated as qualified dividends if (i) we are eligible for the benefits of a comprehensive income tax treaty with the Untied States that the Internal Revenue Service has approved for the purposes of the qualified dividend rules and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, (a) a passive foreign investment company, or PFIC, or (b) for dividends paid prior to the 2005 tax year, a foreign personal holding company, or FPHC, or foreign investment company, or FIC. The Tax Treaty has been approved for the purposes of the qualified dividend rules. In addition, based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC, FPHC or FIC for U.S. federal income tax purposes with respect to our 2003 or 2004 taxable years. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2005 taxable year.

The U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs or common stock and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them. Holders of ADSs and common shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

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

CORPORATE GOVERNANCE PRACTICES

Pursuant to Section 303A.11 of the Listed Company Manual of the New York Stock Exchange (NYSE) and Rule 4350(a)(1) of the NASDAQ Stock Market, Inc. (NASDAQ) Marketplace Rules, we are required to provide a summary of the significant ways in which our corporate governance practices differ from those required for U.S. companies under the NYSE and NASDAQ listing standards.

The table below discloses the significant differences between our corporate governance practices and the NYSE and NASDAQ standards.

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices
Director Independence. Majority of board of directors must be independent. “Controlled companies,” which would include our company if we were a U.S. issuer, are exempt from this requirement. A controlled company is one in which more than 50% of the voting power is held by an	Director Independence. Majority of board of directors must be independent and directors deemed independent must be identified in a listed company’s proxy statement (or annual report on Form 10-K or 20-F if the issuer does not file a proxy statement). “Controlled companies,” which would include	Director Independence. Pursuant to the Mexican Securities Market Law and our bylaws, our shareholders are required to appoint a Board of Directors of between five and 20 members, 25% of whom must be independent as defined under the Mexican Securities Market Law. Our Board of

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices
individual, group or another company, rather than the public. §303A.01	our company if we were a U.S. issuer, are exempt from this requirement. A controlled company is one in which more than 50% of the voting power is held by an individual, group or another company, rather than the public. Rules 4350(c)(1) & (c)(5)	Directors is not required to make a determination as to the independence of our directors.
The definition of independence under Mexican law differs from the NYSE and NASDAQ standards. Under Article 14 Bis of the Mexican Securities Market Law, a director is not independent if such director is:

(i) an employee or officer of the company (one-year cooling off period);

(ii) a shareholder that, without being an employee or officer of the company, has influence or authority over the company’s officers;

(iii) a consultant, or partner or employee of a consultant, to the company or its affiliates, where the income from the company represents 10% or more of the overall income of such consultant;

(iv) an important client, supplier, debtor or creditor (or a partner, director or employee thereof). A client and supplier is considered important where its sales to or purchases from the company represent more than 10% of the client’s or supplier’s total sales or purchases. A debtor or creditor is considered important whenever its sales to or purchases from to the company represent more than 15% of the debtor’s or creditor’s total sales or purchases;

(v) an employee of a non-profit entity that receives contributions from the company that represent more than 15% of the total contributions received;

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices

(vi) a CEO or other high ranking officer of another company in which the issuer’s CEO or other high ranking officer is a member of the Board of Directors; or

(vii) a “family member” related to any of the persons mentioned above in (i) through (vi).

“Family member” includes a person’s spouse, concubine or other relative of up to three degrees of consanguinity and affinity, in the case of (i) and (ii) above, and a spouse, concubine or other relative of up to one degree of consanguinity or affinity in the case of (iii) through (vi) above.

Executive Sessions. Non-management directors must meet regularly in executive sessions without management. Independent directors should meet alone in an executive session at least once a year. §303A.03	Executive Sessions. Independent directors must meet regularly in executive sessions at which only independent directors are present. Rule 4350(c)(2)	Executive Sessions. Our non-management directors have not held executive sessions without management in the past, and under our bylaws and applicable Mexican law, they are not required to do so.

Nominating/Corporate Governance Committee. Nominating/corporate governance committee of independent directors is required. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. “Controlled companies” are exempt from these requirements. §303A.04	Nominating Committee. Director nominees must be selected, or recommended for the board’s selection, either by a nominating committee comprised solely of independent directors or by a majority of independent directors. Each listed company also must certify that it has adopted a formal charter or board resolution addressing the nominations process. “Controlled companies” are exempt from this requirement. Rules 4350(c)(4)(A)-(B) & (c)(5)

Nominating Committee. We do not have a nominating committee or corporate governance committee. We are not required to have a nominating/corporate governance committee, and it is not expressly recommended by the Mexican Code of Best Corporate Practices.

As a controlled company, we would be exempt from this requirement if we were a U.S. issuer.

Compensation Committee. Compensation committee of independent directors is required, which must evaluate and approve executive officer compensation. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. “Controlled	Compensation Committee. CEO compensation must be determined, or recommended to the board for determination, either by a compensation committee comprised solely of independent directors or a majority of the independent directors and the CEO may not be present during voting or	Compensation Committee. We are not required to have a compensation committee. As recommended by the Mexican Code of Best Corporate Practices, we have an evaluation and compensation committee, the members of which are independent, as independence is defined under the Mexican Securities Market Law.

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices
companies” are exempt from this requirement. §303A.05	deliberations. Compensation of all other executive officers must be determined in the same manner, except that the CEO, and any other executive officers, may be present. “Controlled companies” are exempt from this requirement. Rules 4350(c)(3)(A)-(B) & (c)(5)	As a controlled company, we would be exempt from this requirement if we were a U.S. issuer.

Audit Committee. Audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act and the more stringent requirements under the NYSE standards is required. §§303A.06, 303A.07	Audit Committee. Audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act and the more stringent requirements under the NASDAQ standards is required. Rule 4350(d)	Audit Committee. We have an audit committee of three members. Each member of the audit committee is independent, as independence is defined under the Mexican Securities Market Law, and also meets the independence requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended. Our audit committee operates primarily pursuant to a written charter adopted by our Board of Directors. For a detailed description of the duties of our audit committee, see Item 6. Directors and Officers of Registrant—Audit Committee.

Equity Compensation Plans. Equity compensation plans require shareholder approval, subject to limited exemptions. §§303A.08 & 312.03	Equity Compensation Plans. Equity compensation plans require shareholder approval, subject to limited exemptions. Rule 4350(i)(1)(A)

Equity Compensation Plans.

Shareholder approval is not expressly required under Mexican law or our bylaws for the adoption and amendment of an equity-compensation plan. However, regulations of the Mexican Banking and Securities Commission require shareholder approval under certain circumstances.

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices
Shareholder Approval for Issuance of Securities. Issuances of securities (1) that will result in a change of control of the issuer, (2) that are to a related party or someone closely related to a related party, (3) that have voting power equal to at least 20% of the outstanding common stock voting power before such issuance or (4) that will increase the number of shares of common stock by at least 20% of the number of outstanding shares before such issuance require shareholder approval. §§312.03(b)-(d)	Shareholder Approval for Issuance of Securities. Issuances of securities (1) that will result in a change of control of the issuer, (2) in connection with certain acquisitions of the stock or assets of another company or (3) in connection with certain transactions other than public offerings require shareholder approval. Rules 4350(i)(1)(B)-(D)	Shareholder Approval for Issuance of Securities. Mexican law and our bylaws require us to obtain shareholder approval of the issuance of equity securities.

Code of Business Conduct and Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver for directors or executive officers. The code must contain compliance standards and procedures that will facilitate the effective operation of the code. §303A.10	Code of Business Conduct and Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver and the reasons for such waiver for directors or executive officers. The code must include an enforcement mechanism. Rule 4350(n)	Code of Business Conduct and Ethics. We have adopted a code of ethics, which has been accepted by all of our directors and executive officers and other personnel. A copy of our code of ethics is available on our web site: www.telmex.com.

Conflicts of Interest. Determination of how to review and oversee related party transactions is left to the listed company. The audit committee or comparable body, however, could be considered the forum for such review and oversight. §307.00. Certain issuances of common stock to a related party require shareholder approval. §312.03(b)	Conflicts of Interest. Appropriate review of all related party transactions for potential conflict of interest situations and approval by an audit committee or another independent body of the board of directors of such transactions is required. Rule 4350(h)	Conflicts of Interest. In accordance with Mexican law and our bylaws, the audit committee must provide an opinion regarding any transaction with a related party that is outside of the ordinary course of business, which must be approved by the Board of Directors.

Solicitation of Proxies. Solicitation of proxies and provision of proxy materials is required for all meetings of shareholders. Copies of such proxy solicitations are to be provided to NYSE. §§402.00 & 402.04	Solicitation of Proxies. Solicitation of proxies and provision of proxy materials is required for all meetings of shareholders. Copies of such proxy solicitations are to be provided to NASDAQ. Rule 4350(g)	Solicitation of Proxies. We are not required under Mexican law to solicit proxies or provide proxy materials for meetings of shareholders. In accordance with Mexican law and our bylaws, we inform shareholders of all meetings by public notice, which states the requirements for admission to the meeting. Under the deposit agreement relating to our ADSs, holders of our ADSs receive notices of shareholders’ meetings and,

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices
where applicable, instructions on how to vote at the shareholders’ meeting either in person or through a person having a proxy specifically designated by the shareholder.

	Peer Review. A listed company must be audited by an independent public accountant that (i) has received an external quality control review by an independent public accountant (“peer review”) that determines whether the auditor’s system of quality control is in place and operating effectively and whether established policies and procedures and applicable auditing standards are being followed or (ii) is enrolled in a peer review program and within 18 months receives a peer review that meets acceptable guidelines. Rule 4350(k)	Peer Review. Mancera, S.C., a member practice of Ernst & Young Global, our independent auditor, is not subject to “peer review” as such term is defined in Marketplace Rule 4350(k).

DOCUMENTS ON DISPLAY

We file reports, including annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. As a foreign private issuer, we have been required to make filings with the SEC by electronic means since November 2002. Any filings we make electronically will be available to the public over the Internet at the SEC’s web site at www.sec.gov and at our web site at www.telmex.com. (This URL is intended to be an inactive textual reference only. It is not intended to be an active hyperlink to our web site. The information on our web site, which might be accessible through a hyperlink resulting from this URL, is not and shall not be deemed to be incorporated into this Annual Report.)

Item 11. Quantitative and Qualitative Disclosures about Market Risk

EXCHANGE RATE AND INTEREST RATE RISKS

We are exposed to market risk from changes in currency exchange rates, changes in interest rates and changes in market prices of publicly traded securities.

Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. We had P.54,310 million of indebtedness bearing interest at floating rates at December 31, 2004. In 2002, we began entering into interest rate swaps under which we pay fixed-rate interest in pesos and receive floating-rate interest in pesos. In 2003, we began entering into U.S. dollar-denominated interest rate swaps under which we pay fixed-rate interest in U.S. dollars and receive floating-rate interest in U.S. dollars. See Item 5. Operating and Financial Review and Prospects—Hedging.

Exchange rate risk exists principally with respect to our indebtedness denominated in currencies other than Mexican pesos. As of December 31, 2004, indebtedness denominated in foreign currencies was P.81,291 million, of which P.75,718 million was denominated in U.S. dollars, P.4,344 million was denominated in Brazilian reais and P.1,229 million was denominated in other foreign currencies.

Market price risk exists principally with respect to our publicly-traded marketable securities. As of December 31, 2004, we had P.6,146 million in marketable securities, which we hold for trading purposes. Our marketable securities are carried at market value, and gains and losses are recognized in our statement of income. We do not use any derivative instruments to hedge our marketable securities.

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

SENSITIVITY ANALYSIS DISCLOSURES

Exchange Rates

The potential loss in fair value of financial instruments held at December 31, 2004 that would have resulted from a hypothetical, instantaneous and unfavorable 10% change in currency exchange rates would have been approximately P.6,300 million. Such a change in currency exchange rates would also have resulted in additional interest expense of approximately P.293 million per year, assuming no change in the principal amount of such indebtedness, reflecting the increased costs in pesos of servicing foreign currency indebtedness. This sensitivity analysis assumes an instantaneous unfavorable 10% change in exchange rates affecting the foreign currencies in which our indebtedness is denominated.

Interest Rates

The potential loss in fair market value of financial instruments held at December 31, 2004 that would have resulted from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rate applicable to such financial instruments would have been approximately P.784 million. This effect would be fully attributable to the impact of the interest rate change on fixed-rate financial assets and liabilities. A hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rate applicable to floating-rate financial assets and liabilities held at December 31, 2004 would have resulted in additional interest expense of approximately P.378 million per year, assuming no change in the principal amount of such indebtedness. The above sensitivity analyses are based on the assumption of an unfavorable 100 basis point movement of the interest rates applicable to each homogeneous category of financial assets and liabilities. A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same interest rate movement with each homogeneous category. As a result, interest rate risk sensitivity analysis may overstate the impact of interest rate fluctuations for such financial instruments, as consistently unfavorable.

Market Prices

The potential loss in fair value of marketable securities held at December 31, 2004 that would have resulted from a hypothetical, instantaneous and unfavorable 10% change in the market price of such securities would have been approximately P.615 million.

Item 12. Description of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Securities Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2004. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that the disclosure controls and procedures as of December 31, 2004 were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Securities Exchange Act is recorded, processed, summarized and reported as and when required.

There has been no change in our internal control over financial reporting during 2004 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Antonio del Valle Ruíz, the chairman of our audit committee and one of our alternate directors, has financial experience as required by the mandate of our audit committee. Our Board of Directors has established that Mr. del Valle Ruíz is an audit committee financial expert. Mr. del Valle Ruíz, who studied accounting at the Escuela Bancaria y Comercial, acquired his expertise through his role as chief executive officer at various Mexican banks over the last 35 years. Mr. del Valle Ruíz is independent, as audit committee member independence is defined in Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended. See Item 6. Directors and Officers of Registrant—Audit Committee.

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

Item 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, Mancera, S.C., a member practice of Ernst & Young Global, an independent, registered public accounting firm and by other Ernst & Young Global members, during the fiscal years ended December 31, 2004 and 2003:

	Year ended December 31,
	2004	2003
	(in thousands of constant pesos as of December 31, 2004)
Audit fees	P. 40,732	P. 23,648
Audit-related fees	2,086	1,167
Tax fees	2,343	911
Other fees	959	2,203

Total fees	P. 46,120	P. 27,928

Audit fees in the above table are the aggregate fees billed by Mancera, S.C. in connection with the audit of our annual financial statements, the review of our interim financial statements and statutory and regulatory audits.

Audit-related fees in the above table are fees billed by Mancera, S.C. for the review of reports on our operations submitted to Cofetel.

Tax fees in the above table are fees billed by Mancera, S.C. for tax compliance services.

Other fees in the above table are fees billed by Mancera, S.C. primarily related to evaluation of the security of our information technology in 2004 and assistance in information technology services, an evaluation of our internal auditing functions and training in 2003.

The increase in 2004 in each of the four fees billed to us by Mancera, S.C. was a result of the consolidation of our non-Mexican operations.

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

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table provides information on L Shares purchased by our company and affiliated purchasers in 2004:

Year ended December 31, 2004	Total Number of L Shares Purchased(1)	Weighted Average Price Paid per L Share	Total Number of L Shares Purchased as Part of the Share Repurchase Program(2)	Weighted Average Price Paid per L Share Purchased as Part of the Share Repurchase Program	Approximate Peso Value (in Thousands) of L Shares that May Yet Be Purchased Under the Share Repurchase Program(3)
January 1-31	60,994,300	P. 18.78	60,994,300	P. 18.78	P. 766,358
February 1-29	127,700,000	19.14	39,700,000	19.20	1,362
March 1-31	226,946,100	19.04	78,446,100	19.01	10,507,665
April 1-30	131,597,700	20.13	79,400,000	20.16	8,904,107
May 1-31	112,405,300	19.07	63,028,100	19.05	7,700,588
June 1-30	107,793,600	19.04	59,119,100	19.03	6,573,046
July 1-31	137,161,600	17.89	63,717,000	17.95	5,426,190
August 1-31	125,328,800	18.00	65,550,000	17.99	4,243,580
September 1-30	118,783,300	18.74	57,857,000	18.73	3,157,520
October 1-31	128,690,700	18.86	58,361,700	18.85	2,054,886
November 1-30	35,592,090	20.15	34,000,000	20.25	9,364,005
December 1-31	47,671,100	20.19	47,671,100	20.19	8,400,153

Total/Average	1,360,664,590	P. 18.96	707,844,400	P. 19.05

(1)	We do not repurchase our L Shares other than through the share repurchase program. An aggregate of 652,820,190 L Shares were purchased by our affiliated purchasers in 2004. These shares were purchased through open-market transactions.
(2)	We periodically repurchase our L Shares on the open market using funds authorized by our shareholders specifically for the repurchase of L Shares and A Shares by us at our discretion. On March 1, 2004, our shareholders authorized an additional P.12,000,000,000 for the repurchase of L Shares and A Shares, and on November 30, 2004, our shareholders authorized an additional P.8,000,000,000 for the repurchase of L Shares and A Shares.
(3)	This is the approximate peso amount available at the end of the period for purchases of both L Shares and A Shares pursuant to the share repurchase program. These are nominal figures and have not been restated for inflation.

The following table provides information on A Shares purchased by our company and affiliated purchasers in 2004:

Year ended December 31, 2004	Total Number of A Shares Purchased(1)	Weighted Average Price Paid per A Share	Total Number of A Shares Purchased as Part of the Share Repurchase Program(2)	Weighted Average Price Paid per A Share Purchased as Part of the Share Repurchase Program	Approximate Peso Value (in Thousands) of A Shares that May Yet Be Purchased Under the Share Repurchase Program(3)
January 1-31	152,500	P. 18.64	152,500	P. 18.64	P. 766,358
February 1-29	150,400	19.29	150,400	19.29	1,362
March 1-31	130,400	18.87	130,400	18.87	10,507,665
April 1-30	137,900	20.09	137,900	20.09	8,904,107
May 1-31	144,700	18.76	144,700	18.76	7,700,588
June 1-30	134,000	18.94	134,000	18.94	6,573,046
July 1-31	178,700	17.81	178,700	17.81	5,426,190
August 1-31	195,900	18.23	195,900	18.23	4,243,580
September 1-30	126,500	18.74	126,500	18.74	3,157,520
October 1-31	151,400	18.74	151,400	18.74	2,054,886
November 1-30	121,700	20.14	121,700	20.14	9,364,005
December 1-31	74,100	20.16	74,100	20.16	8,400,153

Total/Average	1,698,200	P. 18.92	1,698,200	P. 18.92

(1)	No A Shares were purchased by us or our affiliated purchasers in 2004 other than through our share repurchase program.
(2)	We periodically repurchase our A Shares on the open market using funds authorized by our shareholders specifically for the repurchase of L Shares and A Shares by us at our discretion. On March 1, 2004, our shareholders authorized an additional P.12,000,000,000 for the repurchase of L Shares and A Shares, and on November 30, 2004, our shareholders authorized an additional P.8,000,000,000 for the repurchase of L Shares and A Shares.
(3)	This is the approximate peso amount available at the end of the period for purchases of both L Shares and A Shares pursuant to the share repurchase program. These are nominal figures and have not been restated for inflation.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

See pages F-1 through F-56, incorporated herein by reference.

Item 19. Exhibits

Documents filed as exhibits to this Annual Report:

1.1	Amended and restated bylaws (estatutos sociales) of Teléfonos de México, S.A. de C.V., dated as of April 28, 2005, together with an English translation.

2.1	L Share Deposit Agreement (incorporated by reference to our registration statement on Form F-6 (File No. 333-11362) filed on January 14, 2000).

2.2	Form of A Share Deposit Agreement (incorporated by reference to our registration statement on Form F-6 (File No. 333-12936) filed on November 29, 2000).

2.3	Loan Agreement, dated as of July 15, 2004, among Teléfonos de México, S.A. de C.V., as borrower, the lenders party thereto, Citibank, N.A., as administrative agent, and ABN Amro Bank N.V., BBVA Securities Inc., The Bank of Tokyo-Mitsubishi, Ltd., Caja de Ahorros y Monte de Piedad de Madrid, Citigroup Global Markets Inc., HSBC Securities (USA) Inc., ING Capital LLC and The Bank of Nova Scotia, as Mandated Lead Arrangers.

3.1	Agreement dated December 20, 2000 between Carso Global Telecom, S.A. de C.V. and SBC International, Inc. (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2000 (File No. 1-10749) filed on May 4, 2001).

4.1	Concession dated March 10, 1976 between Teléfonos de México, S.A. de C.V. and the Mexican Ministry of Communications and Transportation, together with an English translation (incorporated by reference to our registration statement on Form F-1 (File No. 033-39893) filed on April 9, 1991).

4.2	Concession Amendment dated August 10, 1990 between Teléfonos de México, S.A. de C.V. and the Mexican Ministry of Communications and Transportation, together with an English translation (incorporated by reference to our registration statement on Form F-1 (File No. 033-39893) filed on April 9, 1991).

4.3	Management Services Agreement dated January 3, 2005 between Teléfonos de México, S.A. de C.V. and Carso Global Telecom, S.A. de C.V. (English translation).

4.4	Management Services Agreement dated January 2, 2001 between Teléfonos de México, S.A. de C.V. and SBC International Management Services Inc. (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2003 (File No. 1-10749) filed on June 28, 2004).

4.5	Amendment, dated January 31, 2005, to Management Services Agreement, dated January 2, 2001, between Teléfonos de México, S.A. de C.V. and SBC International Management Services Inc.

4.6	Stock Purchase Agreement, dated as of April 9, 2005, by and among Verizon Communications Inc., Eli Acquisition, LLC, Global Telecom LLC, Inmobiliaria Inbursa, S.A. de C.V., Promotora Inbursa, S.A. de C.V., Banco Inbursa, S.A. Institucion de Banca Multiple Grupo Financiero Inbursa, Inmobiliaria para el Desarrollo de Proyectos, S.A. de C.V., Orient Star Holdings LLC and Commercial LLC (incorporated by reference to Exhibit 2.1 to Verizon’s Current Report on Form 8-K filed on April 11, 2005).

7.1	Calculation of ratios of earnings to fixed charges.

8.1	List of subsidiaries of Teléfonos de México, S.A. de C.V.

12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Mancera, S.C., to the incorporation by reference into the effective registration statement on Form F-3 of Teléfonos de México, S.A. de C.V. (File No. 333-111040) of its report with respect to the consolidated financial statements of Teléfonos de México, S.A. de C.V., which appears in this Annual Report on Form 20-F.

The exhibits do not include any instrument defining the rights of holders of long-term debt of the registrant or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed when under such instrument the total amount of securities authorized does not exceed 10% of the total assets of the registrant and its subsidiaries on a consolidated basis. The registrant agrees to furnish a copy of any such instrument to the Securities and Exchange Commission upon its request.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of

Teléfonos de México, S.A. de C.V.

We have audited the accompanying consolidated balance sheets of Teléfonos de México, S.A. de C.V. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in stockholders’ equity and changes in financial position for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico and with the standards of the Public Company Accounting Oversight Board (United States of America). Such standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and the significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Teléfonos de México, S.A. de C.V. and subsidiaries at December 31, 2004 and 2003, and the consolidated results of their operations, changes in their stockholders’ equity and changes in their financial position for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in Mexico, which differ in certain respects from those followed in the United States of America (see Note 19).

Mancera, S.C.
A member firm of
Ernst & Young Global

/s/ C.P.C. Fausto Sandoval Amaya
C.P.C. Fausto Sandoval Amaya

Mexico City, Mexico

February 28, 2005, except for Notes 2, 6, 15 g)

and 19, as to which the date is April 14, 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(In thousands of Mexican pesos, except earnings per share, with purchasing power at December 31, 2004)

	Year ended December 31,
	2004		2003		2002		Millions of U.S. dollars, except for earnings per share 2004
Operating revenues:
Local service	P.	56,953,119	P.	56,667,170	P.	58,093,880	$5,056
Domestic long-distance service		24,904,666		18,818,312		19,179,034	2,211
International long-distance service		10,674,687		9,112,445		9,911,544	948
Interconnection service		19,199,027		18,477,105		17,019,161	1,704
Corporate networks		13,283,645		8,973,947		9,386,892	1,179
Internet		7,818,109		5,380,763		4,234,505	694
Other		5,968,704		5,482,626		5,500,451	530

		138,801,957		122,912,368		123,325,467	12,322

Operating costs and expenses:
Cost of sales and services		30,141,264		28,158,412		27,971,000	2,676
Commercial, administrative and general expenses		22,118,624		18,141,084		18,098,911	1,964
Transport and interconnection		19,938,733		13,063,792		12,555,362	1,770
Depreciation and amortization (Notes 4 to 6) (includes P. 21,552,314 in 2004, P. 20,491,765 in 2003 and P. 20,252,371 in 2002, respectively, not included in cost of sales and services)		22,947,443		21,767,428		21,402,476	2,037

		95,146,064		81,130,716		80,027,749	8,447

Operating income		43,655,893		41,781,652		43,297,718	3,875

Comprehensive financing cost:
Interest income		(2,981,301)		(3,144,931)		(1,374,473)	(265)
Interest expense		6,378,483		6,059,381		6,612,418	566
Exchange (gain) loss, net		(26,119)		3,295,569		4,861,357	(2)
Monetary gain, net		(2,849,570)		(1,737,705)		(3,057,178)	(253)

		521,493		4,472,314		7,042,124	46

Income before income tax and employee profit sharing		43,134,400		37,309,338		36,255,594	3,829

Provisions for (Note 16):
Income tax		12,362,023		10,787,099		11,293,798	1,097
Employee profit sharing		2,822,195		2,719,368		3,283,781	251

		15,184,218		13,506,467		14,577,579	1,348

Income before equity interest in net loss of affiliates		27,950,182		23,802,871		21,678,015	2,481

Equity interest in net loss of affiliates		(114,856)		(187,965)		(275,302)	(10)

Net income	P.	27,835,326	P.	23,614,906	P.	21,402,713	$2,471

Distribution of net income:
Majority interest	P.	27,496,601	P.	23,614,906	P.	21,402,713	$2,441
Minority interest		338,725					30

	P.	27,835,326	P.	23,614,906	P.	21,402,713	$2,471

Majority net income per share:
Basic	P.	2.300	P.	1.897	P.	1.648	$0.204

Diluted	P.	2.293	P.	1.845	P.	1.619	$0.204

The accompanying notes are an integral part of these financial statements.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

( In thousands of Mexican pesos with purchasing power at December 31, 2004)

	December 31,
	2004		2003		Millions of U.S. dollars 2004
ASSETS
Current assets:
Cash and cash equivalents	P.	20,499,003	P.	10,717,647	$1,820
Marketable securities and instruments available for sale (Note 2)		6,145,745		7,737,401	546
Accounts receivable, net (Note 3)		30,418,857		20,458,911	2,700
Inventories for sale, net		1,355,505		945,367	120
Prepaid expenses		1,992,660		1,822,184	177

Total current assets		60,411,770		41,681,510	5,363

Plant, property and equipment, net (Note 4)		151,988,780		127,344,984	13,492

Inventories, primarily for operation of the telephone plant, net		2,186,020		1,301,155	194

Licenses, net (Note 5)		3,193,161		617,395	284

Equity investments (Note 6)		793,599		876,634	70

Net projected asset (Note 7)		25,622,601		23,495,279	2,275

Deferred taxes (Note 16)		5,329,575			473

Goodwill, net (Note 6)		3,782,899		86,082	336

Total assets	P.	253,308,405	P.	195,403,039	$22,487

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt (Note 8)	P.	13,194,448	P.	21,313,598	$1,171
Accounts payable (Note 10)		17,994,716		9,909,848	1,597
Accrued liabilities (Note 14)		8,287,541		5,288,907	736
Taxes payable		7,264,015		1,325,322	645
Deferred credits (Note 9)		2,067,065		1,337,429	184

Total current liabilities		48,807,785		39,175,104	4,333

Long-term debt (Note 8)		76,846,696		50,928,961	6,822
Labor obligations (Note 7)		1,724,572			153
Deferred taxes (Note 16)		18,101,653		21,515,768	1,607

Total liabilities		145,480,706		111,619,833	12,915

Stockholders’ equity (Note 15):
Capital stock:
Historical		295,811		302,730	26
Restatement increment		27,706,007		28,825,270	2,460

		28,001,818		29,128,000	2,486

Premium on sale of shares		18,751,954		12,003,539	1,665
Retained earnings:
Prior years		85,840,003		83,132,681	7,620
Net income for the year		27,496,601		23,614,906	2,441

		113,336,604		106,747,587	10,061

Other accumulated comprehensive income items		(66,220,487)		(64,095,920)	(5,879)

Majority stockholders’ equity		93,869,889		83,783,206	8,333
Minority interest		13,957,810			1,239

Total stockholders’ equity		107,827,699		83,783,206	9,572

Total liabilities and stockholders’ equity	P.	253,308,405	P.	195,403,039	$22,487

The accompanying notes are an integral part of these financial statements.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

(In thousands of Mexican pesos with purchasing power at December 31, 2004)

	Year ended December 31,
	2004		2003		2002		Millions of U.S. dollars 2004
Operating activities:
Net income	P.	27,835,326	P.	23,614,906	P.	21,402,713	$2,471
Add (deduct) items not requiring the use of resources:
Depreciation		22,602,381		21,561,390		21,177,532	2,006
Amortization		345,062		206,038		224,944	31
Deferred taxes		(2,714,066)		643,248		(342,332)	(241)
Equity interest in net loss of affiliates		114,856		187,965		275,302	10
Adjustment to value of equity investments						122,263
Changes in operating assets and liabilities:
Decrease (increase) in:
Marketable securities		7,409,929		(6,003,715)		(923,326)	658
Accounts receivable		(1,006,662)		972,528		1,975,209	(89)
Inventories for sale		(321,168)		284,775		(202,549)	(29)
Prepaid expenses		601,739		(189,233)		(74,699)	53
Increase (decrease) in:
Labor obligations:
Net period cost		4,390,379		5,145,888		4,551,589	390
Contributions to trust fund		(1,649,066)		(8,410,768)		(5,401,302)	(146)
Payments to employees		(5,012,281)		(4,371,571)		(3,991,630)	(445)
Accounts payable and accrued liabilities		1,166,648		(3,060,746)		(2,665,134)	103
Taxes payable		7,126,699		(3,056,485)		2,942,991	633
Deferred credits		55,374		105,338		(113,778)	5

Resources provided by operating activities		60,945,150		27,629,558		38,957,793	5,410

Financing activities:
New loans		48,063,321		37,301,415		17,744,391	4,267
Repayment of loans		(42,108,125)		(39,352,455)		(29,309,611)	(3,738)
Effect of exchange rate differences and inflation on debt		(6,972,593)		1,958,878		3,270,853	(619)
Decrease in capital stock and retained earnings due to purchase of Company’s own shares		(13,893,583)		(12,078,235)		(6,797,578)	(1,233)
Conversion of debt instruments to shares		6,758,468					600
Increase in capital stock and retained earnings due to stock options exercised		556,140		51,614		11,177	49
Cash dividends paid		(8,144,246)		(8,018,201)		(7,887,036)	(723)

Resources used in financing activities		(15,740,618)		(20,136,984)		(22,967,804)	(1,397)

Investing activities:
Plant, property and equipment		(19,583,699)		(10,439,243)		(12,229,026)	(1,738)
Instruments available for sale		(6,923,149)					(615)
Inventories		(738,544)		(249,283)		92,920	(65)
Subsidiaries and affiliated companies		(12,736,615)		(39,700)		(88,083)	(1,131)
Initial cash from companies acquired		4,692,515					417
Other		(133,684)				(2,490)	(12)

Resources used in investing activities		(35,423,176)		(10,728,226)		(12,226,679)	(3,144)

Net increase (decrease) in cash and cash equivalents		9,781,356		(3,235,652)		3,763,310	869
Cash and cash equivalents at beginning of year		10,717,647		13,953,299		10,189,989	951

Cash and cash equivalents at end of year	P.	20,499,003	P.	10,717,647	P.	13,953,299	$1,820

The accompanying notes are an integral part of these financial statements.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(In thousands of Mexican pesos, except for dividends per share, with purchasing power at December 31,2004)

	Capital stock									Premium on sale of shares
	Series “AA”			Series “A”			Series “L”
	Number	Amount		Number	Amount		Number	Amount
Balances at January 1, 2002	4,307	P.	15,343,371	313	P.	1,305,586	8,544	P.	14,299,772	P.	12,003,539
Appropriation of earnings approved at stockholders’ meeting held in April 2002:
Cash dividends paid at P. 0.609 per share (P. 0.545 historical)
Increase in legal reserve
Cash purchase of Company’s own shares				(1)		(5,684)	(387)		(658,611)
Stock options exercised (Note 17)							1		1,550
Conversion of AA shares to L shares	(171)		(606,665)				171		606,665
Conversion of A shares to L shares				(23)		(93,113)	23		93,113
Comprehensive income:
Net income for the year
Other comprehensive income items:
Effect of labor obligations, net of deferred taxes (Note 7)
Surplus from holding non-monetary assets, net of deferred taxes
Comprehensive income

Balances at December 31, 2002	4,136		14,736,706	289		1,206,789	8,352		14,342,489		12,003,539
Appropriation of earnings approved at stockholders’ meeting held in April 2003:
Cash dividends paid at P. 0.647 per share (P. 0.605 historical)
Increase in legal reserve
Cash purchase of Company´s own shares				(4)		(16,470)	(668)		(1,148,940)
Stock options exercised (Note 17)							4		7,426
Initial accumulated effect of vacation provisions, net of deferred taxes
Conversion of AA shares to L shares
Conversion of A shares to L shares				(20)		(85,774)	20		85,774
Comprehensive income:
Net income for the year
Other comprehensive income items:
Effect of labor obligations, net of deferred taxes (Note 7)
Surplus from holding non-monetary assets, net of deferred taxes
Comprehensive income

Balances at December 31, 2003	4,136		14,736,706	265		1,104,545	7,708		13,286,749		12,003,539
Appropriation of earnings approved at stockholders’ meeting held in April 2004:
Cash dividends paid at P. 0.679 per share (P. 0.665 historical)
Increase in legal reserve
Cash purchase of Company’s own shares				(2)		(7,090)	(708)		(1,202,484)
Debt converted into common shares							389		10,053		6,748,415
Stock options exercised (Note 17)							44		73,339
Excess of purchase price over book value of acquired shares of companies under common control
Minority interest
Conversion of AA shares to L shares	(73)		(260,297)				73		260,297
Conversion of A shares to L shares				(11)		(44,457)	11		44,457
Comprehensive income:
Net income for the year
Other comprehensive income items:
Effect of instruments available for sale
Effect of translation of foreign entities, net
Deficit from holding non-monetary assets, net of deferred taxes
Comprehensive income

Balances at December 31, 2004 (Note 15)	4,063	P.	14,476,409	252	P.	1,052,998	7,517	P.	12,472,411	P.	18,751,954

The accompanying notes are an integral part of these financial statements.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(In thousands of Mexican pesos, except for dividends per share, with purchasing power at December 31, 2004)

	Retained earnings						Other accumulated comprehensive income items		Majority stockholders’ equity		Minority interest		Comprehensive income		Total stockholders’ equity
	Legal reserve		Unappropriated		Total
Balances at January 1, 2002	P.	16,617,873	P.	78,758,114	P.	95,375,987	P.	(79,641,652)	P.	58,686,603					P.	58,686,603
Appropriation of earnings approved at stockholders’ meeting held in April 2002:
Cash dividends paid at P. 0.609 per share (P. 0.545 historical)				(7,887,036)		(7,887,036)				(7,887,036)						(7,887,036)
Increase in legal reserve		112,386		(112,386)
Cash purchase of Company’s own shares				(6,133,283)		(6,133,283)				(6,797,578)						(6,797,578)
Stock options exercised (Note 17)				9,627		9,627				11,177						11,177
Conversion of AA shares to L shares
Conversion of A shares to L shares
Comprehensive income:
Net income for the year				21,402,713		21,402,713				21,402,713			P.	21,402,713		21,402,713
Other comprehensive income items:
Effect of labor obligations, net of deferred taxes (Note 7)								(5,924,260)		(5,924,260)				(5,924,260)		(5,924,260)
Surplus from holding non-monetary assets, net of deferred taxes								7,407,327		7,407,327				7,407,327		7,407,327

Comprehensive income													P.	22,885,780

Balances at December 31, 2002		16,730,259		86,037,749		102,768,008		(78,158,585)		66,898,946						66,898,946
Appropriation of earnings approved at stockholders’ meeting held in April 2003:
Cash dividends paid at P. 0.647 per share (P. 0.605 historical)				(8,018,201)		(8,018,201)				(8,018,201)						(8,018,201)
Increase in legal reserve		763,394		(763,394)
Cash purchase of Company’s own shares				(10,912,825)		(10,912,825)				(12,078,235)	.					(12,078,235)
Stock options exercised (Note 17)				44,188		44,188				51,614						51,614
Initial accumulated effect of vacation provisions, net of deferred taxes				(748,489)		(748,489)				(748,489)						(748,489)
Conversion of AA shares to L shares
Conversion of A shares to L shares
Comprehensive income:
Net income for the year				23,614,906		23,614,906				23,614,906			P.	23,614,906		23,614,906
Other comprehensive income items:
Effect of labor obligations, net of deferred taxes (Note 7)								11,421,290		11,421,290				11,421,290		11,421,290
Surplus from holding non-monetary assets, net of deferred taxes								2,641,375		2,641,375				2,641,375		2,641,375

Comprehensive income													P.	37,677,571

Balances at December 31, 2003		17,493,653		89,253,934		106,747,587		(64,095,920)		83,783,206						83,783,206
Appropriation of earnings approved at stockholders’ meeting held in April 2004:
Cash dividends paid at P. 0.679 per share (P. 0.665 historical)				(8,144,246)		(8,144,246)				(8,144,246)						(8,144,246)
Increase in legal reserve		523,204		(523,204)
Cash purchase of Company’s own shares				(12,684,009)		(12,684,009)				(13,893,583)						(13,893,583)
Debt converted into common shares										6,758,468						6,758,468
Stock options exercised (Note 17)				482,801		482,801				556,140						556,140
Excess of purchase price over book value of acquired shares of companies under common control				(562,130)		(562,130)				(562,130)						(562,130)
Minority interest											P.	12,364,023				12,364,023
Conversion of AA shares to L shares
Conversion of A shares to L shares
Comprehensive income:
Net income for the year				27,496,601		27,496,601				27,496,601		338,725	P.	27,835,326		27,835,326
Other comprehensive income items:
Effect of instruments available for sale								(1,104,876)		(1,104,876)				(1,104,876)		(1,104,876)
Effect of translation of foreign entities, net								769,322		769,322		2,006,598		2,775,920		2,775,920
Deficit from holding non-monetary assets, net of deferred taxes								(1,789,013)		(1,789,013)		(751,536)		(2,540,549)		(2,540,549)

Comprehensive income													P.	26,965,821

Balances at December 31, 2004 (Note 15)	P.	18,016,857	P.	95,319,747	P.	113,336,604	P.	(66,220,487)	P.	93,869,889	P.	13,957,810			P.	107,827,699

The accompanying notes are an integral part of these financial statements.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2004 and 2003

(In thousands of Mexican pesos with purchasing power at December 31, 2004)

1. Description of the Business and Significant Accounting Policies

I. Description of business

Teléfonos de México, S.A. de C.V. and its subsidiaries (collectively “the Company” or “TELMEX”) provide telecommunications services, primarily in Mexico. However, as a result of a number of business acquisitions throughout Latin America, starting in 2004, the Company also provides telecommunication services in Argentina, Brazil, Chile, Colombia and Peru.

TELMEX obtains its revenues primarily from telecommunications services, including, among others, domestic and international long-distance and local telephone services, data transmission to corporate networks and Internet services, and the interconnection of the subscribers with cellular networks, as well as the interconnection of domestic long-distance operators’, cellular telephone companies’ and local service operators’ networks with the TELMEX local network. The Company also obtains revenues from other activities related to its telephone operations, such as the sale of advertising in the published telephone directory and the sale of telephone equipment.

An analysis of the principal subsidiaries and affiliated companies of TELMEX at December 31, 2004 and 2003 is as follows:

		Percentages of equity investment at December 31,
Company	Country	2004		2003
Subsidiaries:
Controladora de Servicios de Telecomunicaciones, S.A. de C.V.	Mexico	100.0		100.0
Alquiladora de Casas, S.A. de C.V.	Mexico	100.0		100.0
Anuncios en Directorios, S.A. de C.V.	Mexico	100.0		100.0
Cía. de Teléfonos y Bienes Raíces, S.A. de C.V.	Mexico	100.0		100.0
Consorcio Red Uno, S.A. de C.V.	Mexico	100.0		100.0
Teléfonos del Noroeste, S.A. de C.V.	Mexico	100.0		100.0
Uninet, S.A. de C.V.	Mexico	100.0		100.0
Latam Telecomunicaciones LLC	U.S.A.	100.0		100.0
Embratel Participações S.A.	Brazil	90.3	[1]
Empresa Brasileira de Telecomunicações S.A.	Brazil	90.3	[1]
Star One S.A.	Brazil	72.2	[2]
Telmex do Brazil Ltda.	Brazil	100.0
Telmex Chile Holding S.A.	Chile	100.0
Telmex Corp. S.A. (previously Chilesat Corp. S.A.)	Chile	99.3
Techtel LMDS Comunicaciones Interactivas S.A.	Argentina	83.4
Telmex Argentina S.A.	Argentina	100.0
Metrored Telecomunicaciones S.R.L.	Argentina	83.4
Telmex Colombia S.A.	Colombia	100.0
Telmex Perú S.A.	Perú	100.0

Affiliated companies:
Grupo Telvista, S.A. de C.V.	Mexico	45.0		45.0
Technology and Internet LLC	U.S.A.	50.0		50.0

[1]	Corresponds to controlling interest
[2]	Indirect controlling interest

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2004 and 2003

(In thousands of Mexican pesos with purchasing power at December 31, 2004)

The amended Mexican government concession under which the Company operates was signed on August 10, 1990. The concession runs through the year 2026, but it may be renewed for an additional period of fifteen years. The concession defines, among other things, the quality standards for telephone service and establishes the basis for regulating rates.

Under this concession, the Company’s basic telephone service rates are subject to a ceiling determined by the Federal Telecommunications Commission (COFETEL). During the last four years, TELMEX management decided not to raise its rates for basic services.

Empresa Brasileira de Telecomunicações S.A. (Embratel) provides domestic and international long-distance services, which include voice, data transmission and other services, and Star One S.A. (Star One), a subsidiary of Embratel, provides satellite services. Both companies operate under two separate concessions granted by the Brazilian federal government via the Brazilian Telecommunications Agency (Anatel). Both concessions expire on December 31, 2005. Embratel’s concession for domestic and international long-distance services may be renewed for an additional twenty years and Star One’s concession for satellite use may be renewed for an additional fifteen years, subject to certain restrictions. In June 2003, Anatel announced the general terms and conditions under which the licenses will be renewed. Both companies formally notified Anatel of their approval of such terms and conditions and expressed their intention to renew the concessions. The companies have not yet received renewals on the agreements, though management is certain that such concessions will be renewed subject to certain rules.

The rest of the countries operate under concessions and government licenses.

II. Significant accounting policies

The accompanying consolidated financial statements were prepared in conformity with accounting principles generally accepted in Mexico. The significant accounting policies and practices followed in the preparation of the financial statements are described below:

a) Consolidation and basis of translation of financial statements of foreign subsidiaries

The consolidated financial statements include the accounts of Teléfonos de México, S.A. de C.V. and its subsidiaries (see Note 1.I). All the companies operate in the telecommunications sector or they provide services to companies operating in this sector.

All significant intercompany accounts and transactions have been eliminated in consolidation. Minority interest refers to certain foreign subsidiaries.

The financial statements of the subsidiaries located abroad were translated into Mexican pesos in conformity with Mexican Accounting Principles Bulletin B-15, Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations, issued by the Mexican Institute of Public Accountants (MIPA), as follows:

The financial statements as reported by the subsidiaries abroad were adjusted to conform to accounting principles accepted in Mexico. Such conversion includes, among other areas, the recognition of the effects of inflation as required by Mexican Accounting Principles Bulletin B-10, Accounting Recognition of the Effects of Inflation on Financial Information, issued by the MIPA, using restatement factors of each country.

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

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2004 and 2003

(In thousands of Mexican pesos with purchasing power at December 31, 2004)

Translation differences are included in the caption Effect of translation of foreign entities and are included in stockholders’ equity as part of the caption Other comprehensive income items.

b) Recognition of revenues

Revenues are recognized as they accrue and are subject to management’s estimates at the date of the financial statements.

Local service revenues are derived from new-line installation charges, monthly service fees, measured usage charges based on the number of calls made and other service charges to subscribers. Local service revenues also include measured usage charges based on the number of minutes in the case of prepayment plans.

Revenues from domestic and international long-distance telephone services are determined on the basis of the duration of the calls and the type of service used. All these services are billed monthly, based on the rates authorized by the relevant regulatory bodies of each country. International long-distance service revenues also include the revenues earned under agreements with foreign telephone service providers or operators for the use of facilities in interconnecting international calls. These agreements specify the rates for the use of such international interconnecting facilities. These service revenues represent the net settlement between the parties and include costs of P.1,212,960, P.1,677,282 and P.1,311,179 in 2004, 2003 and 2002, respectively.

Interconnection service revenues include charges for interconnecting fixed-system users with cellular users, as well as the interconnection of domestic long-distance operators’, cellular telephone companies’ and local service operators’ networks with the TELMEX local network.

Revenues from the sale of prepaid telephone service cards are recognized based on an estimate of the usage of time covered by the prepaid card. Revenues from corporate networks are those related to data transmission services. In 2003, the Company began to defer its revenues from prepaid Internet plans. The effects of this policy change represented a decrease in revenues of 2003 of approximately P. 185,000.

c) Recognition of the effects of inflation on financial information

The Company recognizes the effects of inflation on financial information as required by Bulletin B-10. Consequently, the amounts shown in the accompanying financial statements and in these notes are expressed in thousands of constant Mexican pesos as of December 31, 2004. The December 31, 2004 restatement factors applied to the financial statements for the years ended December 31, 2003 and 2002 were 1.0519 and 1.0938, corresponding to the percentages of inflation for the periods from January 1 of 2004 and 2003 through December 31, 2004, respectively, based on the Mexican National Consumer Price Index (NCPI) published by Banco de México (the Central Bank).

Plant, property and equipment and construction in progress were restated as described in Note 4. Telephone plant and equipment are mainly depreciated using the straight-line method based on the estimated useful lives of the related assets (see Note 4 d).

Inventories for the operation of the telephone plant are valued at average cost and are restated on the basis of specific indexes. The restated value of inventories is similar to replacement value, not in excess of market.

Other non-monetary assets were restated using adjustment factors obtained from the NCPI.

Capital stock, premium on sale of shares, and retained earnings were restated using adjustment factors obtained from the NCPI.

Other accumulated comprehensive income items includes the deficit from restatement of stockholders’ equity, which consists of the accumulated monetary position loss at the time the provisions of Bulletin B-10 were first applied, which was P. 13,591,715 and of the result from holding non-monetary assets, which represents the net difference between restatement by the specific indexation method (see Note 4) and restatement based on the NCPI. This item is included in stockholders’ equity as part of the caption Other comprehensive income items.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2004 and 2003

(In thousands of Mexican pesos with purchasing power at December 31, 2004)

The net monetary gain of each year is included in the statement of income as a part of the comprehensive financing cost. The net monetary gain represents the effect of inflation on monetary assets and liabilities. The net monetary gain of each year is included in the statements of income as a part of the comprehensive financing cost.

Mexican Accounting Principles Bulletin B-12, Statement of Changes in Financial Position, issued by the MIPA, specifies the appropriate presentation of the statement of changes in financial position based on financial statements restated in constant pesos. Bulletin B-12 identifies the sources and applications of resources representing differences between beginning and ending financial statement balances in constant pesos. In accordance with this bulletin, monetary and foreign exchange gains and losses are not treated as non-cash items in the determination of resources provided by operations.

d) Cash equivalents, marketable securities and instruments available for sale

Cash equivalents consist basically of time deposits in financial institutions with original maturities of 90 days or less.

Marketable securities are represented by equity securities and corporate bonds for trading; instruments available for sale are represented by equity securities. Both are stated at market value. Changes in the fair value of instruments classified as available for sale are included in comprehensive income caption of stockholders’ equity through the time they are sold (see paragraph t).

e) Hedging instruments

To protect itself against fluctuations in interest and exchange rates, the Company uses derivatives including interest-rate swaps and short-term currency exchange hedges. The determined gains or losses on these transactions are credited or charged to income using the accrual method, net of the gains or losses on the related liabilities covered, as required by Mexican Accounting Principles Bulletin C-2, Financial Instruments, issued by the MIPA (see Note 8).

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2004 and 2003

(In thousands of Mexican pesos with purchasing power at December 31, 2004)

f) Allowance for doubtful accounts

The Company’s policy with respect to the allowance for doubtful accounts is basically to provide for accounts receivable more than 90 days old.

g) Equity investments in affiliates

The investment in shares of affiliates is valued using the equity method. This accounting method consists basically of recognizing the investor’s equity interest in the results of operations and in the stockholders’ equity of investees at the time such results are determined (see Note 6).

h) Goodwill

Goodwill represents the excess purchase price paid for shares of acquired companies over the fair value of the acquired net assets. Goodwill is being amortized using the straight-line method over periods of 5 to 20 years (see paragraph t).

i) Impairment of assets

Effective January 1, 2004, the Company adopted the requirements of Mexican Accounting Principles Bulletin C-15, Accounting for the Impairment or Disposal of Long-lived Assets, issued in March 2003.

Such Bulletin C-15 establishes that if there are any indications of impairment in the value of long-lived assets, the related loss should be determined based on the recovery value of the related assets, which is defined as the difference between the assets’ fair value and its carrying amount. An impairment loss is recognized if the net carrying amount of the assets exceeds the recovery value.

The application of this new pronouncement had no effect on the Company’s financial position or on its results of operations.

j) Exchange differences

Transactions in foreign currencies are recorded at the prevailing exchange rate at the time of the related transactions. Foreign currency denominated assets and liabilities are translated at the prevailing exchange rate at the balance sheet date. Exchange rate differences are charged or credited to income of the year.

k) Labor obligations

Pension, seniority premiums and medical assistance costs are recognized periodically during the years of service of personnel, based on actuarial computations made by independent actuaries, using the projected unit-credit method (see Note 7). Termination payments are charged to income in the year in which the decision to dismiss an employee is made.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2004 and 2003

(In thousands of Mexican pesos with purchasing power at December 31, 2004)

l) Liability provisions

Mexican Accounting Principles Bulletin C-9, Liabilities, Provisions, Contingent Assets and Liabilities and Commitments, went into effect on January 1, 2003. This Bulletin establishes the rules for valuing, presenting and disclosing both liabilities and provisions. This pronouncement also establishes the specific rules for valuing and disclosing contingent assets and liabilities. It includes also the rules for disclosing commitments contracted by the Company in its day-to-day activities.

The initial accumulated effect of applying this accounting pronouncement and of creating the provision for vacations represented a charge to retained earnings at the beginning of the 2003 of P. 748,489 (net of deferred taxes).

m) Income tax and employee profit sharing

The Company recognizes deferred taxes using the asset and liability method. Under this method, deferred taxes are recognized on virtually all temporary differences in balance sheet accounts for financial and tax reporting purposes, using the enacted income tax rate at the date of the financial statements or the income tax rate that will be in force at the time the temporary differences giving rise to deferred tax assets and liabilities are expected to reverse.

The Company evaluates periodically the possibility of recovering deferred tax assets and, if necessary, creates a valuation allowance for those assets that are unlikely to be recovered.

Deferred employee profit sharing is provided on temporary non-recurring differences with a known turnaround time.

n) Comprehensive income

In conformity with Mexican Accounting Principles Bulletin B-4, Comprehensive Income, in the particular case of the Company, comprehensive income consists of current year net income plus the effects of deferred taxes, labor obligations, the translation of financial statements of foreign entities, minority interest, the result from holding non-monetary assets and changes in the value of instruments classified as available for sale applied directly to stockholders’ equity.

o) Earnings per share

The Company determined earnings per share by dividing majority net income by the weighted average number of shares issued and outstanding during the period. The diluted earnings per share was determined by adjusting earnings per share for the effect of the shares that may be delivered (potentially dilutive shares) (see Note 15), as specified in Mexican Accounting Principles Bulletin B-14, Earnings per share.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2004 and 2003

(In thousands of Mexican pesos with purchasing power at December 31, 2004)

p) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions in certain areas. Actual results could differ from those estimates.

q) Concentration of risk

The Company invests a portion of its surplus cash in cash deposits in financial institutions with strong credit ratings. TELMEX does not believe it has significant concentrations of credit risks in its accounts receivable because it has a broad and geographically diverse customer base.

r) Segment information

Segment information is prepared based on information used by the Company in its decision making processes based on the services provided and the geographical areas in which TELMEX operates, in conformity with the requirements of Mexican Accounting Principles Bulletin B-5, Financial Information by Segment (see Note 18).

s) Financial instruments with characteristics of liabilities, equity or both

Requirements of Mexican Accounting Principles Bulletin C-12, Accounting for Certain Financial Instruments with Characteristics of Liabilities, Equity or both, went into effect on January 1, 2004. The objective of Bulletin C-12 is to specify the differences between liabilities and equity. This Bulletin C-12 also establishes the rules for classifying and valuing the initial recognition of the components of liabilities and equity of combined financial instruments, as well as the rules for disclosing information about such instruments. The application of this new accounting pronouncement on the Company’s convertible debt resulted in no change in the accounting treatment given to such instruments (see Note 8).

t) New accounting pronouncements

The new accounting pronouncements which go into effect in 2005 are as follows:

Business acquisitions

In May 2004, it was issued Mexican Accounting Principles Bulletin B-7, Business Acquisitions. The observance of Bulletin B-7 is compulsory beginning on January 1, 2005, although earlier application is recommended. This Bulletin addresses the financial accounting and reporting for business and entity acquisitions and requires that all business acquisitions be accounted for using the purchase method. It also eliminates the amortization of goodwill and provides specific rules related to the acquisition of minority interest and to the transfer of net assets between entities under common control.

Management believes that the adoption of this accounting pronouncement will give rise to a decrease in the Company’s operating expenses for 2005 of approximately P. 200,000, derived from the non-amortization of goodwill.

Financial instruments

In April 2004, Bulletin C-2 was amended. The amendments change the rules for valuing instruments classified as available-for-sale at their fair value and, unlike the previous Bulletin C-2, require the recognition of such instruments at fair value in stockholders’ equity, until such instruments are sold. The amended Bulletin C-2 also provides the requirements and rules for the accounting treatment of transfers between financial asset categories. The amendments are also more precise in establishing the guidelines for the accounting treatment to be given to impairment in the fair value of financial instruments. Furthermore, the amended bulletin requires that such instruments be classified as either short-term or long-term and clarifies the rules for presenting in the statement of changes in financial position changes associated with the purchase, sale and maturity of financial instruments. Finally, the amendments broaden the disclosure rules established under Bulletin C-2.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2004 and 2003

(In thousands of Mexican pesos with purchasing power at December 31, 2004)

The observance of this pronouncement is compulsory beginning on January 1, 2005, although earlier observance is recommended. The Company adopted in 2004 the requirements of this new accounting rule, which gave rise to a charge to stockholders’ equity, as part of comprehensive income of P. 1,104,876.

Financial instruments derived from hedging activities

In April 2004, it was issued Mexican Accounting Principles Bulletin C-10, Accounting for Derivative Instruments and Hedging Activities. The observance of this pronouncement is compulsory beginning on January 1, 2005, although earlier observance is recommended. Bulletin C-10 establishes the defining characteristics that financial instruments must have to be considered derivatives, as well as the conditions that must be met for specifically designating derivatives as hedges. Bulletin C-10 also provides guidelines for assessing the effectiveness of hedging derivatives and the rules for their valuation and the accounting for changes in their fair value. Management does not believe the adoption of this new accounting requirement will have a material effect on the Company’s financial position or on its results of operations.

Labor Obligations

In January 2004, the revised Mexican Accounting Principles Bulletin D-3, Labor Obligations was issued. The revised bulletin establishes the overall rules for the valuation, presentation and disclosure of so-called “other post-retirement benefits and the reduction and early extinguishment of such benefits”, thus nullifying the provisions of Circular 50 Interest Rates Applicable in the Valuation of Labor Obligations and Suppletory Application of Accounting Principles Related to Labor Obligations, issued by the MIPA. Bulletin D-3 also provides rules applicable to Employee termination payments. The observance of these new rules is compulsory beginning on January 1, 2005. Management does not believe the adoption of this new accounting requirement will have a material effect on the Company’s financial position or on its results of operations.

u) Convenience Translation

United States dollar amounts as of December 31, 2004 shown in the financial statements have been included solely for the convenience of the reader and are translated from Mexican pesos with purchasing power as of December 31, 2004, as a matter of mathematical computation only, at an exchange rate of P. 11.2648 to U.S.$ 1.00, the December 31, 2004 exchange rate. Such translations should not be construed as a representation that the Mexican peso amounts have been or could be converted into U.S. dollars at this or any other rate.

v) Reclassifications

Certain amounts shown in the 2003 financial statements as originally issued have been reclassified for uniformity of presentation with 2004.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2004 and 2003

(In thousands of Mexican pesos with purchasing power at December 31, 2004)

2. Marketable Securities and Instruments Available for Sale

An analysis of the Company’s investments in financial instruments at December 31, 2004 and 2003 is as follows:

	At December 31, 2004				At December 31, 2003
	Cost		Market Value		Cost		Market value
Marketable Securities
Shares	P.	619,894	P.	209,633	P.	2,056,195	P.	731,712
Corporate bonds		60,262		117,839		4,975,478		7,005,689

		680,156		327,472		7,031,673		7,737,401
Instruments available for sale
MCI shares		6,923,149		5,818,273

Total	P.	7,603,305	P.	6,145,745	P.	7,031,673	P.	7,737,401

Marketable securities

On April 21, 2004, the Company converted U.S.$ 597.9 million (market value) in bonds issued by MCI Inc. (MCI) (nominal value of U.S.$ 1,759 million) to 25.6 million common MCI shares, which were classified as available for sale. MCI is a U.S.-based telecommunications company that recently emerged from Chapter 11 proceedings under the U.S. bankruptcy code.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2004 and 2003

(In thousands of Mexican pesos with purchasing power at December 31, 2004)

At December 31, 2004, the net unrealized loss on marketable securities was P. 352,684 (a net unrealized gain of P. 705,728 in 2003). In 2004, the conversion of MCI bonds gave rise to a realized gain of P. 2,015,880, which corresponds to the difference between the original cost and the market value of the bonds at the time of their conversion. The realized loss on the sale of shares in 2004 was P. 1,389,454 (P. 690,476 in 2003 and P. 68,075 in 2002). In 2002, the realized loss on the sale of bonds was P. 15,827.

Instruments available for sale

At December 31, 2004, the Company held 25.6 million MCI shares. The unrealized loss on these shares in 2004 was P. 1,104,876, which was recognized as a charge to stockholders’ equity in comprehensive income. In 2004, TELMEX received dividends from MCI in the amount of U.S.$ 20.5 million. At February 28, 2005, the market value of this investment is P. 6,467,082.

Subsequent event

In January and February 2005, MCI received purchase proposals from both Verizon Communications, Inc. and Qwest Communications International, Inc.

On April 9, 2005 TELMEX and other related entities have entered into an agreement to sell to Verizon Communications, Inc (Verizon) the shares of MCI that they hold. The sale agreement provides that Verizon will pay U.S.$25.72 in cash per share of MCI common stock. The consummation of the sale is subject to customary closing conditions, including the receipt of regulatory approval.

In addition, these selling shareholders also have the right to receive from Verizon a complementary cash payment to the extent the trading value of Verizon’s common stock is greater than U.S.$35.52 during a measurement period ending immediately prior to the first anniversary of the date of the sale agreement.

3. Accounts Receivable

Accounts receivable consist of the following:

	2004	2003
Customers	P. 35,929,186	P. 19,983,933
Net settlement receivables	2,480,476	738,036
Related parties	488,364	433,466
Other	2,919,019	1,610,118

	41,817,045	22,765,553
Less:
Allowance for doubtful accounts	11,398,188	2,306,642

Total	P. 30,418,857	P. 20,458,911

An analysis of activity in the allowance for doubtful accounts in the years ended December 31, 2004, 2003 and 2002 is as follows:

	2004	2003	2002
Beginning balance at January 1	P. 2,306,642	P. 2,027,023	P. 1,611,203
Effect of acquired companies	9,470,123
Increase through charge to expenses	1,852,483	1,017,606	1,016,049
Increase through charge to other accounts	284,236	426,710	436,852
Charges to allowance	(2,515,296)	(1,164,697)	(1,037,081)

Ending balance at December 31	P. 11,398,188	P. 2,306,642	P. 2,027,023

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2004 and 2003

(In thousands of Mexican pesos with purchasing power at December 31, 2004)

4. Plant, Property and Equipment

a) Plant, property and equipment consist of the following:

	2004	2003
Telephone plant and equipment	P. 317,434,811	P. 253,978,311
Land and buildings	41,168,685	30,403,586
Computer equipment and other assets	53,748,474	31,230,756

	412,351,970	315,612,653
Less:
Accumulated depreciation	264,166,228	189,156,079

Net	148,185,742	126,456,574
Construction in progress and advances to equipment suppliers	3,803,038	888,410

Total	P. 151,988,780	P. 127,344,984

Included in plant, property and equipment are the following assets held under capital leases:

	2004	2003
Assets under capital leases	P. 4,178,863	P. 4,462,735
Less accumulated depreciation	1,473,849	1,119,498

	P. 2,705,014	P. 3,343,237

b) Through December 31, 1996, items comprising the telephone plant were restated based on the acquisition date and cost, applying the factors derived from the specific indexes determined by the Company and validated by an independent appraiser registered with the National Banking and Securities Commission (CNBV).

Effective January 1, 1997, Bulletin B-10 eliminated the use of appraisals to present plant, property and equipment in the financial statements. This caption was restated at December 31, 2004 and 2003 in each different country, as follows:

•	The December 31, 1996 appraised value of the imported telephone plant, as well as the cost of subsequent additions to such plant, were restated based on the rate of inflation in the respective country of origin and the prevailing exchange rate at the balance sheet date (specific indexation factors).

•	The appraised value of land, buildings and other fixed assets of domestic origin at December 31, 1996, and the cost of subsequent additions to such assets were restated based on the NCPI.

At December 31, 2004, approximately 61% (57% in 2003) of the value of the plant, property and equipment has been restated using specific indexation factors.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2004 and 2003

(In thousands of Mexican pesos with purchasing power at December 31, 2004)

c) Following are the plant, property and equipment amounts at December 31, 2004 and 2003, restated on the basis of the 2004 NCPI (starting with the appraised values at December 31, 1996) to meet CNBV disclosure requirements with respect to the restatement of fixed assets based on specific indexation factors:

	2004		2003
Telephone plant and equipment	P.	356,327,094	P.	284,034,275
Land and buildings		41,168,685		30,403,586
Computer equipment and other assets		57,604,185		33,194,910

		455,099,964		347,632,771
Less:
Accumulated depreciation		301,335,591		218,239,664

Net		153,764,373		129,393,107
Construction in progress and advances to equipment suppliers		3,799,602		887,378

Total	P.	157,563,975	P.	130,280,485

d) Because of the progress and the technological advances in telecommunications equipment, the Company makes a periodic assessment of the estimated useful lives of its fixed assets, adjusting annual depreciation whenever it believes this to be appropriate. In 2003, the Company reduced the useful lives of certain assets, thereby increasing depreciation expense for 2003, as compared to 2002, by P. 886,228.

The following table shows the changes in useful lives that were made in 2003:

	Useful lives
	Former	New
Fiber optic cable	20	17
Management systems equipment	11	5

Depreciation of the telephone plant has been calculated at annual rates ranging from 3.3% to 16.7%. The rest of the Company’s assets are depreciated at rates ranging from 3.3% to 33.3%. Depreciation charged to costs and expenses was P. 22,602,381 in 2004, P. 21,561,390 in 2003 and P. 21,177,532 in 2002.

5. Licenses

An analysis of licenses and its amortization as of December 31, 2004 and 2003 is as follows:

	2004		2003
Investment	P.	3,575,429	P.	862,231
Accumulated amortization		382,268		244,836

Net	P.	3,193,161	P.	617,395

In May 1998, TELMEX acquired from the Mexican government concessions to operate radio spectrum wave frequency bands to provide fixed wireless telephone services at a cost of P. 663,572. In December 1997, the Company also acquired from the Mexican government concessions to operate radio spectrum wave frequency bands for point-to-point and point-to-multipoint microwave communications at a cost of P. 198,659. These costs are being amortized over a period of twenty years.

Amortization expense for the years ended December 31 2004, 2003 and 2002 was P. 43,112.

In 2004, as a result of the Company’s acquisition of foreign entities, TELMEX acquired software licenses and licenses for use of point-to-point and point-to-multi-point links, which are being amortized in periods from 5 to 29 years. Amortization expense for these licenses for 2004 was P. 89,777.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2004 and 2003

(In thousands of Mexican pesos with purchasing power at December 31, 2004)

An analysis of changes in this item during 2004 is as follows:

	Balance at January 1, 2004		Effect of acquired companies		Changes for the year		Balance at December 31, 2004
Investment	P.	862,231	P.	2,579,514	P.	133,684	P.	3,575,429
Accumulated amortization		244,836				137,432		382,268

Net	P.	617,395	P.	2,579,514	P.	(3,748)	P.	3,193,161

6. Equity Investments

I. Investments in affiliated companies

a) An analysis of the equity investment in affiliated and other companies at December 31, 2004 and 2003, together with a brief description, is as follows:

	2004		2003
Equity investments in:
Grupo Telvista, S.A. de C.V	P.	385,954	P.	449,703
Technology and Internet, LLC		196,963		228,989
Other		210,682		197,942

	P.	793,599	P.	876,634

In May 1999, the Company entered into an agreement with WilTel Communications Group, Inc. (formerly known as Williams), to acquire approximately 1% of the shares comprising the capital stock of WilTel. In 2002 the Company decided to write off the balance of this investment (P. 122,263), as TELMEX ceased to be a WilTel’s stockholder as a result of WilTel’s restructuring.

TELMEX holds 45% of the capital stock of Grupo Telvista, S.A. de C.V., whose principal asset is Telvista, Inc. that provides telemarketing services in the United States of America (U.S.A.). In June 2004, the Company made a capital contribution to this company in the amount of P. 52,773 so as to maintain its historical percentage equity interest.

TELMEX holds 50% of the capital stock of Technology and Internet, LLC, which has made investments in companies engaged in e-commerce, located basically in the U.S.A. and Latin America.

Total equity investments in affiliated companies during 2003 aggregated approximately U.S.$ 3 million (approximately U.S.$ 7 million in 2002), mostly engaged in telecommunications companies. Goodwill generated on these investments was not material.

TELMEX’s equity interest in the results of operations of affiliated companies represented a charge to operations of P. 114,856 in 2004 (charges of P. 187,965 in 2003 and P. 275,302 in 2002).

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

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2004 and 2003

(In thousands of Mexican pesos with purchasing power at December 31, 2004)

II. Investments in subsidiaries

During 2004, the Company acquired several Latin American subsidiaries. The results of operations of the new subsidiaries were incorporated in the financial statements of TELMEX starting a month later of acquisition date.

All acquisitions were recorded using the purchase method. An analysis of the purchase price of the net assets acquired per company based on fair values is as follows:

	Values at acquisition date
	Holding companies of Embrapar July 2004	Embrapar December 2004	Chilesat April 2004	Chilesat June 2004	Techtel (1) and Metrored April and June 2004		Assets of AT&T February 2004	Total
Current assets	P.13,001,044	P.17,335,254	P.558,005	P. 624,787	P.166,381		P.828,402
Fixed assets	23,235,982	25,121,450	768,529	777,341	438,494		1,914,453
Licenses		2,326,238			64,135		175,337
Less:
Current liabilities	6,641,208	15,287,055	931,344	1,005,394	239,997		380,694
Long-term liabilities	26,725,817	10,051,806	372,248	378,645	244,964		274,797

Fair value of net assets acquired	2,870,001	19,444,081	22,942	18,089	184,049		2,262,701
% of equity acquired	100%	14.31%	40%	59.28%	85.99	% (2)	100%

Net assets acquired	2,870,001	2,782,448	9,177	10,723	158,259		2,262,701	P.8,093,309
Amount paid	4,505,920	3,059,362	592,663	875,298	1,262,018		2,210,590	12,505,851

Goodwill generated	1,635,919	276,914	583,486	864,575	1,103,759		(52,111)	4,412,542
Less:
Goodwill charged to stockholders’ equity					562,057			562,057

Goodwill generated, net	1,635,919	276,914	583,486	864,575	541,702		(52,111)	3,850,485
Amortization of the period	32,172	1,149	16,537	21,750	7,029		(11,051)	67,586

Goodwill, net	P. 1,603,747	P. 275,765	P.566,949	P.842,825	P.534,673		P.(41,060)	P.3,782,899

(1)	The figures of Techtel are presented at book value.
(2)	This is the weighted average of the 80% and 95% equity interest acquired by Techtel and Metrored, respectively.

The Company determined the fair value of fixed assets by means of an appraisal performed by independent experts based on the value in use of each asset.

Embrapar and Embratel (Brazil)

In July 2004, through an agreement between MCI and TELMEX, the Company acquired for U.S.$400 million all of MCI’s direct and indirect holdings in Startel Participações Ltda and New Startel Participações Ltda, that were the controlling shareholders of Embratel Participações S.A. (Embrapar), representing 51.8% of the voting shares and 19.3% of total outstanding shares of Embrapar. In December 2004 TELMEX, through a public offering of U.S.$ 271.6 million, acquired an additional 14.3% interest in Embrapar, increasing its ownership to 90.3% of the voting shares and to 33.6% of the outstanding shares of Embrapar. Embrapar, in turn, holds 98.8% of the capital stock of Embratel.

In December 2004, the Board of Directors’ of Embrapar approved an increase in the company’s capital stock of approximately U.S.$ 700 million. Depending on market conditions at the time, TELMEX expects to

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2004 and 2003

(In thousands of Mexican pesos with purchasing power at December 31, 2004)

exercise its right to subscribe the Embrapar shares to which it is entitled in accordance with Brazilian law in an amount ranging from U.S.$ 210 million to U.S.$ 700 million based on the amount subscribed by other investors. TELMEX is under no obligation to buy shares.

Subsequent event

On March 16 and April 8, 2005, TELMEX subscribed U.S.$231.5 million during the initial meeting to increase Embrapar’s capital stock, increasing its ownership to 94.9% of the voting shares and 48.6% of the outstanding shares. In addition, TELMEX expects to exercise its right to subscribe the remaining unsubscribed shares in subsequent meetings that will take place during the period from April 15 to May 3 of 2005; the outcome could increase its equity interest in Embrapar.

Chilesat (Chile)

In April 2004 TELMEX acquired in a private transaction a 40% interest in Chilesat Corp. S.A. (Chilesat) for U.S.$ 47 million. Chilesat provides telecommunications services primarily in Chile. Pursuant to a cash tender offer required by Chilean law, in June 2004 TELMEX purchased for U.S.$ 67 million an additional 59.3% interest, increasing its ownership of Chilesat to 99.3%.

Techtel (Argentina)

In April 2004, TELMEX acquired an 80% equity interest in Techtel LMDS Comunicaciones Interactivas, S.A. and Telstar (Techtel), which provides telecommunication services in Argentina and Uruguay. A 60% equity interest was acquired from América Móvil, S.A. de C.V. (América Móvil) for U.S.$ 75 million, and the remaining 20% equity interest was acquired from Intelec, S.A. for U.S.$ 25 million. Since TELMEX and América Móvil are entities under common control, the excess of the cost over the book value was charged to retained earnings.

Metrored (Argentina)

In June 2004, TELMEX acquired most of the assets of Metrored, a company engaged in providing telecommunications services in Argentina. The purchase price was U.S.$ 12 million.

AT&T Latin America Corp. assets (Argentina, Brazil, Chile, Colombia and Peru)

In February 2004, TELMEX acquired most of the assets of AT&T Latin America Corp. (AT&T), a company engaged in providing telecommunications services to companies in Argentina, Brazil, Chile, Colombia and Peru. The purchase price was U.S.$ 196.3 million.

Net

TELMEX agreed with Globo Comunicações e Participações S.A., Distel Holding S.A. and Roma Participações Ltda. (together, “Globo”), to acquire an equity interest in Net Serviços de Comunicações S.A. (“Net”), which is the largest cable television operator in Brazil. Net is currently engaged in restructuring its debt, on which it ceased making payments in December 2002.

TELMEX and Globo have agreed that, subject to the closing of Net’s debt restructuring on specified terms and the satisfaction of other conditions, TELMEX will (a) purchase 49% of the voting interests and all the non-voting interests in GB Empreendimentos e Participações S.A. (“GB”), a special-purpose company that will own 51% of the common shares of Net and (b) purchase additional common or non-voting preferred shares of Net from Globo. These transactions are currently expected to close in March 2005. The total cost of these transactions will be between U.S.$ 250 million and U.S.$ 370 million. The Company’s total direct and indirect equity interest in Net will be between 30% and 60%.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2004 and 2003

(In thousands of Mexican pesos with purchasing power at December 31, 2004)

Subsequent event

On February 1, 2005, TELMEX purchased from Globo 7.3% of the voting shares of Net for which it paid U.S.$ 20.3 million. On March 21, 2005, the Company completed the transactions, subject to the purchase agreement with Globo, investing U.S.$290.6 million, increasing TELMEX’s equity interest to 36.6% of the voting shares and 7.9% of the non-voting preferred shares, which represent 19.6% of the Net outstanding shares at the end of the increasing stockholders’ equity process, additionally to the indirect interest in common shares of Net, through GB. It was also agreed with Globo that TELMEX would acquire all the shares that would be offered during the increasing stockholders’ equity process and that would be not subscribed by a third party, by a public offering of 0.35 reais per share.

Pro Forma Financial Data

The following pro forma unaudited combined financial data for 2004, 2003 and 2002 are based on the Company’s historical financial statements, adjusted to give effect to (i) the series of acquisitions mentioned in the preceding paragraphs; and (ii) certain accounting adjustments related to the net fixed assets of the acquired companies.

The pro forma adjustments assume that acquisitions were made at the beginning of 2004 and the immediately preceding years and are based upon available information and other assumptions that management believes are reasonable.

The pro forma financial information data does not purport to represent what the effect on the Company’s consolidated operations would have been had the transactions in fact occurred at the beginning of each year, nor are they intended to predict the Company’s results of operations.

	Unaudited Pro Forma Combined Financial Data for the years ended December 31,
	2004		2003		2002
Operating revenues	P.	159,422,418	P.	161,254,582	P.	172,090,980
Majority net income		27,574,919		24,004,183		14,666,307
Earnings per share (in Mexican pesos)
Basic		2.307		1.927		1.129
Diluted		2.299		1.875		1.126

7. Employee Pensions and Seniority Premiums

The Company has established pension plans for substantially all of its employees in Mexico and Brazil (only Embratel). The characteristics and the relevant information of such plans, is as follows:

Mexico

Pension benefits are determined on the basis of compensations of employees in their final year of employment, their seniority, and their age at the time of retirement.

The Company has set up an irrevocable trust fund and adopted the policy of making annual contributions to such fund, which totaled P. 1,649,066 in 2004, P. 8,410,768 in 2003 and P. 5,401,302 in 2002. These contributions are deductible for Mexican corporate income tax purposes.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2004 and 2003

(In thousands of Mexican pesos with purchasing power at December 31, 2004)

The transition liability, past services and variances in assumptions are being amortized over a period of twelve years, which is the estimated average remaining working lifetime of Company employees.

The most important information related to labor obligations is as follows:

An analysis of the net period cost is as follows:

	2004		2003		2002
Labor cost	P.	2,511,593	P.	2,439,654	P.	2,352,072
Financial cost of projected benefit obligation		5,610,044		5,189,241		4,861,906
Projected return on plan assets		(5,781,889)		(4,800,811)		(4,318,862)
Amortization of past service costs		1,203,609		1,203,609		1,203,915
Amortization of variances in assumptions		796,623		1,114,195		452,558

Net period cost	P.	4,339,980	P.	5,145,888	P.	4,551,589

An analysis of the projected benefit obligation is as follows:

	2004		2003
Actuarial present value of labor obligation:
Vested benefit obligation	P.	46,653,645	P.	41,155,445
Non-vested benefit obligation		45,021,379		38,653,817

Accumulated benefit obligation (ABO)		91,675,024		79,809,262
Effect of salary projection		3,769,906		4,628,360

Projected benefit obligation (PBO)	P.	95,444,930	P.	84,437,622

An analysis of the change in projected benefit obligation is as follows:

	2004		2003
Projected benefit obligation at beginning of year	P.	84,437,622	P.	77,705,293
Labor cost		2,511,593		2,439,654
Financial cost on projected benefit obligation		5,610,044		5,189,241
Actuarial loss		7,703,907		3,475,005
Benefits paid to participants		(4,818,236)		(4,371,571)

Projected benefit obligation at end of year	P.	95,444,930	P.	84,437,622

An analysis of the change in plan assets is as follows:

	2004		2003
Established fund at beginning of year	P.	83,500,760	P.	64,827,670
Projected return on plan assets		5,781,889		4,800,811
Actuarial gain		9,394,134		5,461,511
Contributions to trust fund		1,649,066		8,410,768

Established fund at end of year	P.	100,325,849	P.	83,500,760

An analysis of the net projected asset is as follows:

	2004		2003
Plan assets in excess (short) of projected benefits	P.	4,880,919	P.	(936,862)
Unamortized actuarial loss		15,614,910		18,101,760
Transition liability		4,853,673		6,026,108
Past services and changes in plan		273,099		304,273

Net projected asset	P.	25,622,601	P.	23,495,279

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2004 and 2003

(In thousands of Mexican pesos with purchasing power at December 31, 2004)

At December 31, 2004 and 2003, the market value of the trust fund for pensions and seniority premiums exceeded the accumulated benefit obligation by P. 8,650,825 and P. 3,691,498, respectively. In conformity with Bulletin D-3, the balance sheets show a net projected asset of P. 25,622,601 and P. 23,495,279 in 2004 and 2003, respectively.

In 2004, the net actuarial gain of P. 1,690,227 was derived primarily from an actuarial gain of P.9,394,134, due to the favorable effect on plan assets of the overall behavior of the Mexican Stock Exchange and the increase in fixed-yield interest rates, as well as an actuarial loss of P. 7,703,907, attributable to the increase in the projected benefit obligation due primarily to the fact that: (i) the number of employees that retired exceeded estimates made at the beginning of the year, (ii) that the Company modified the estimated retirement age based on experience with retiring personnel (iii) and the Company updated the plan’s mortality rates.

In 2003, the net actuarial gain of P. 1,986,506 was derived primarily from an actuarial gain of P.5,461,511, due to the favorable effect on plan assets of the overall behavior of the Mexican Stock Exchange, and an actuarial loss of P. 3,475,005 attributable to the increase in the projected benefit obligation due primarily to the fact that the number of employees who retired exceeded the estimated number at the beginning of the year.

The rates used in the actuarial studies as of December 31, 2004 and 2003 were as follows:

	2004	2003	2002
	%	%	%
Discount of labor obligations:
Long-term average	5.82	5.85	5.85
Increase in salaries:
Long-term average	0.94	0.96	0.96
Annual return on fund	6.82	6.84	6.84

At December 31, 2004, 55.6% (59.4% in 2003) of plan assets were invested in fixed-income securities and the remaining 44.4% (40.6% in 2003) in variable-yield securities.

Brazil

Embratel has established a defined benefit pension plan (DBP) and a defined contribution plan (DCP) that covers virtually all of its employees, as well as a medical assistance plan (MAP) for its DBP participants. Liabilities recorded at December 31, 2004 for such plans are as follows:

	2004
Pension plan (DPB)	P.	195,038
Medical assistance plan (MAP)		790,714
Defined contribution plan (DCP)		738,820

Total	P.	1,724,572

Pension amounts are determined on the basis of compensations of employees in their final year of employment, their seniority, and their age at the time of retirement. The Company has established funds through Telos – Fundación Embratel de Seguridad Social, an independent entity that manages the fund.

The transition liability for the DPB is being amortized over a period of 20 years, which is the estimated remaining working lifetime of the Company’s employees. Variances in assumptions are being amortized over a period of 19 years, which is the expected remaining lifetime of the Company’s retired personnel.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2004 and 2003

(In thousands of Mexican pesos with purchasing power at December 31, 2004)

Defined benefits and medical assistance plan

An analysis of the net period cost for the five-month period ended December 31, 2004 is as follows:

	DBP		MAP
Labor cost	P.	246	P.	34
Financial cost of benefit obligations		193,217		57,623
Projected return on plan assets		(194,439)		(11,327)
Amortization of variances in assumptions		1,226		3,819

Net period cost	P.	250	P.	50,149

An analysis of the projected benefit obligation and medical assistance plan at December 31, 2004 is as follows:

	DBP		MAP
Actuarial present value of labor obligation:
Vested benefit obligation	P.	4,655,303	P.	1,556,447
Non-vested benefit obligation		8,844		6,234

Accumulated benefit obligation (ABO)		4,664,147		1,562,681
Effect of salary projection

Projected benefit obligation (PBO) and obligation under medical assistance plan	P.	4,664,147	P.	1,562,681

An analysis of the change in the projected benefit obligation and medical assistance plan for the five-month period ended December 31, 2004 is as follows:

	DBP		MAP
Projected benefit obligation and medical assistance plan at August 1, 2004	P.	4,465,159	P.	1,405,210
Labor cost		246		34
Financial cost on projected benefit obligation		193,217		57,623
Actuarial loss		179,488		119,896
Benefits paid to participants		(173,963)		(20,082)

Projected benefit obligation and medical assistance plan at end of period	P.	4,664,147	P.	1,562,681

An analysis of the change in plan assets for the five-month period ended December 31, 2004 is as follows:

	DBP	MAP
Established fund (balance at August 1, 2004)	P. 4,893,237	P. 255,113
Projected return on plan assets	194,439	11,327
Actuarial gain	79,160	1,663
Payments from trust fund	(173,963)	(20,082)

Established fund at end of period	P. 4,992,873	P. 248,021

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2004 and 2003

(In thousands of Mexican pesos with purchasing power at December 31, 2004)

An analysis of the liability for the pension plan and medical assistance plan at December 31, 2004 is as follows:

	DBP		MAP
Plan assets in excess (short) of projected benefit obligation and medical assistance plan	P.	328,726	P.	(1,314,661)
Transition liability		9,430
Unamortized actuarial (gain) loss		(533,194)		523,947

Net projected liability	P.	(195,038)	P.	(790,714)

In 2004, the net actuarial loss of P. 100,328 in the DBP and P. 118,233 in the MAP is due principally to the actuarial losses of P. 179,488 and P. 119,896, respectively, attributable to the adjustments for past experience and plan changes and actuarial gains of P. 79,160 and P. 1,663, respectively, due to the favorable effect on plan assets of the general behavior of fixed-yield instruments.

The rates used in the actuarial studies were as follows:

%
Discount of labor obligations:
Long-term average	11.3
Increase in salaries:
Long-term average	5.0
Annual return on fund	11.3
Annual inflation:
Long-term average	5.0

At December 31, 2004, 77.8% of plan assets are represented by fixed-yield instruments, 13.9% by variable-yield instruments and the remaining 8.3% by other assets.

Defined contribution plan

The unfunded liability represents Embratel’s obligation for those participants that migrated from DBP to the DCP. Such liability is being amortized over a period of 20 years starting on January 1, 1999. Any unpaid balance is adjusted monthly based on portfolio asset returns at that date subject to an increase based on the Brazilian consumer price index plus 6 percentage points for the year. At December 31, 2004, the balance of the obligation of the DCP was P. 738,820.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2004 and 2003

(In thousands of Mexican pesos with purchasing power at December 31, 2004)

8. Long-term Debt

a) Long-term debt consists of the following:

	Average weighted interest rates at December 31,		Maturities from	Balance at December 31,
	2004	2003	2005 through	2004		2003
Debt denominated in U.S. dollars:
Consolidated excluding Embratel:
Convertible debt		4.2%				P.	9,559,635
Bonds	6.7%	6.7%	2008	P.	28,162,000		29,547,871
Banks	3.4%	2.2%	2014		37,332,880		20,671,408
Suppliers’ credits	3.8%	2.1%	2007		224,411		666,302
Financial leases	4.1%	2.2%	2011		1,183,438		2,162,325
Mexican Government	3.6%	2.0%	2006		51,871		108,422

Total					66,954,600		62,715,963
Debt of Embratel denominated in U.S. dollars:
Bonds	11.0%		2008		3,097,820
Banks	5.3%		2013		5,519,912
Suppliers’ credits	8.4%		2007		74,054
Financial leases	13.6%		2006		71,582

Total debt denominated in U.S. dollars					75,717,968		62,715,963

Debt denominated in Mexican pesos:
Domestic senior notes (“Certificados Bursátiles”)	9.9%	8.3%	2012		7,450,000		7,836,655
Banks	9.0%	6.3%	2007		1,300,000		1,367,470
Financial leases		6.5%					610

Total debt denominated in Mexican pesos					8,750,000		9,204,735

Debt denominated in Brazilian reais:
Banks	15.0%		2008		87,098
Financial leases	19.7%		2007		12,951
Commercial paper	18.0%		2005		4,243,821

Total debt denominated in Brazilian reais					4,343,870

Debt denominated in other currencies:
Banks	5.4%		2017		720,248
Financial leases	8.3%		2027		200,759
Suppliers’ credits	2.0%	2.0%	2022		308,299		321,861

Total debt denominated in other currencies					1,229,306		321,861

Total debt					90,041,144		72,242,559
Less short-term debt and current portion of long-term debt excluding Embratel					4,821,023		21,313,598
Embratel					8,373,425

Long-term debt				P.	76,846,696	P.	50,928,961

The above-mentioned rates are subject to variances in international and local rates and do not include the effect of the Company’s agreement to reimburse certain lenders for Mexican taxes withheld. The Company’s weighted average cost of borrowed funds at December 31, 2004 (including interest, fees and reimbursement of such lenders for Mexican taxes withheld), excluding Embratel, was approximately 6.3% (6.2% at December 31, 2003), and 7.2% including Embratel.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2004 and 2003

(In thousands of Mexican pesos with purchasing power at December 31, 2004)

Short-term debt as of December 31, 2004 amounted P. 6,435,708, including P. 4,290,170 of Embratel (P. 16,612,951 in 2003), comprised of P. 1,166,965 of bank debt (P. 16,612,951 in 2003), P. 4,243,821 of Embratel’s commercial paper and P. 850,000 of domestic senior notes “Certificados Bursatiles”, with a weighted average interest rate, excluding Embratel, of 8.1% (3.6% in 2003) and 14.7% with Embratel

Convertible debt

On June 11, 1999, the Company issued U.S.$ 1,000 million in convertible senior debentures that matured on June 15, 2004. During 2004 and 2003, TELMEX repurchased U.S.$ 424.7 million of its convertible debentures, while some investors exercised their rights to convert debentures in the amount of U.S.$ 5 million to 3,417,540 series “L” shares. On the maturity date, the outstanding balance on the debentures was U.S.$ 570.3 million, which was amortized as follows: U.S.$ 569.8 million was converted to 385,285,200 shares at a ratio of 33.8110 ADR’s (one ADR equals 20 series “L” shares) per U.S.$ 1 thousand in principal and U.S.$ 0.5 million was repaid in cash. Interest accrued on the debentures was P. 748,558 in 2004 (P. 731,582 in 2003 and P. 482,861 in 2002).

Bonds

a)	On January 26, 2001, TELMEX issued senior notes for U.S.$ 1,000 million, maturing in 2006 and bearing 8.25% annual interest payable semiannually. Additionally, on May 8, 2001, TELMEX issued supplemental senior notes for U.S.$ 500 million with similar characteristics. In 2004, accrued interest on the bonds was P. 1,513,187 (P. 1,502,756 in 2003 and P. 1,403,692 in 2002).

b)	On November 19, 2003, TELMEX issued senior notes for U.S.$ 1,000 million maturing in 2008 and bearing 4.50% annual interest payable semiannually. In 2004, accrued interest on the bonds was P. 550,690 (P. 90,856 in 2003).

Syndicated loan

On July 15, 2004, the Company entered into syndicated loan agreements for U.S.$ 2,425 million structured into two tranches. The first loan is for U.S.$ 1,525 million, has a three-year maturity and bears interest at the LIBOR plus 0.45%. The second loan is for U.S.$ 900 million, has a five-year maturity and bears interest at the LIBOR plus 0.525%. The balance of these loans is included under Banks (U.S. dollar denominated liabilities).

Domestic senior notes

At December 31, 2004, TELMEX has placed domestic senior notes (“Certificados Bursátiles”) for a total of P. 7,450,000 under the P. 10,000,000 program authorized by the CNBV.

Lines of credit

At December 31, 2004, the Company has long-term lines of credit with certain foreign finance institutions. The unused portion of committed lines of credit at December 31, 2004 totaled approximately P. 2,331,100, at a floating interest rate of approximately LIBOR plus 49 basis points at the time of use. At December 31, 2004, Embratel has unused lines of credit in the amount of U.S.$ 143,515 that bear 3.5% interest at the time of use.

Prepaid debt

During 2004, TELMEX prepaid a portion of its debt with a number of financial institutions, excluding the repurchase of convertible bonds, in the amount of approximately U.S.$ 948 million.

In December 2004, Embratel concluded its prepayment of the debt included in its 2003 refinancing program. During the second half of 2004, Embratel prepaid approximately U.S.$ 558 million, thus settling loans bearing annual interest at the LIBOR plus 4% and the ICD (Interbank certificate of deposit) plus 4%. Such loans were paid using proceeds from issuing commercial paper and from other financing obtained during the fourth quarter 2004. The purpose of repaying such loans was to reduce Embratel’s cost of financing and release the guarantees provided under the debt refinancing program.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2004 and 2003

(In thousands of Mexican pesos with purchasing power at December 31, 2004)

Embratel also repaid early U.S.$ 22 million in other debt not included in the refinancing program that bore annual interest of approximately the LIBOR plus 3.5%.

In November 2004, Embratel issued R$1,000 million in promissory notes (commercial paper) to substitute the local debt agreed on in the 2003 debt refinancing plan. Such notes represent 102.3% of the ICD and have 180-day maturities that may be rolled over for additional 180-day terms. Also, during the last quarter of 2004, Embratel obtained loans in the amount of U.S.$ 165 million with one-year maturities that bear annual interest at the LIBOR plus 1.2%

Restrictions

The above-mentioned debt is subject to certain restrictive covenants with respect to maintaining certain financial ratios and the sale of assets, among others. At December 31, 2004, the Company has complied with such restrictive covenants.

An analysis of the foreign currency denominated debt at December 31, 2004 is as follows:

	Foreign currency (in thousands)	Exchange rate at December 31, 2004 (in units)		Mexican peso equivalent
U.S. dollar	6,721,643	P.	11.26	P.	75,717,968
Brazilian real	1,023,575		4.24		4,343,870
Other currencies					1,229,306

Total				P.	81,291,144

Long-term debt maturities at December 31, 2004 are as follows:

Year	Excluding Embratel		Embratel		Total
2006	P.	19,217,898	P.	699,778	P.	19,917,676
2007		25,137,303		676,378		25,813,681
2008		17,575,082		3,431,674		21,006,756
2009		6,683,503		191,101		6,874,604
2010 onwards		2,879,185		354,794		3,233,979

Total	P.	71,492,971	P.	5,353,725	P.	76,846,696

Subsequent event

On January 27, 2005, TELMEX made a bond placement of U.S.$ 1,300 million divided into two issuances of U.S.$ 650 million each. The first placement matures in 2010 and bears 4.75% annual interest and the second matures in 2015 and bears 5.50% annual interest. Interest is payable semi-annually. On February 22, such placements were reopened and the bonds issued were increased to U.S.$ 950 and U.S.$ 800 million, respectively.

In January and February 2005, TELMEX repurchased its own bonds for a total of U.S.$ 218.7 million (nominal value). The acquired bonds were part of the U.S.$ 1,500 million senior notes issued in 2001, which mature in January 2006. The difference between the repurchase price and the nominal value of the bonds is U.S.$ 10.3 million.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2004 and 2003

(In thousands of Mexican pesos with purchasing power at December 31, 2004)

Hedges

As part of its currency hedging strategy, the Company (excluding Embratel) uses derivatives to minimize the impact of exchange rate fluctuations on U.S. dollar denominated transactions. During 2004, the Company entered into short-term exchange rate hedges which, at December 31, 2004, hedged liabilities of U.S.$ 3,220 million (U.S.$ 585 million in 2003). In 2004, the Company recognized a charge of P. 499,679 (credit of P.826,886 in 2003 and P. 1,741,454 in 2002) to results of operations for these hedges corresponding to exchange differences.

To offset its exposure to financial risks, the Company entered into interest-rate swaps. Under these contracts, the Company agreed to receive 182-day “TIIE” interbank rate and the treasury certificate (CETES) rate for contracts in Mexican pesos and to pay fixed rates on the amount determined by applying agreed interest rates to the base amount. The effect of interest-rate swaps was recorded in results of operations.

At December 31, 2004, the Company had interest-rate swaps for a total base amount of P. 12,390 million. The Company had interest-rate swaps for a total base amount of U.S.$ 1,050 million paying fixed rates and receiving a six-month LIBOR rate, and of U.S.$ 1,050 million under which it pays a six-month LIBOR rate and receives a fixed rate. At December 31, 2003, the Company had interest-rate swaps for a total base amount of P. 12,390 million and U.S.$ 1,200 million. In the year ended December 31, 2004, the Company recognized a net expense for these swaps in comprehensive financing cost of P. 418,632 (P. 481,054 in 2003 and P. 318,563 in 2002). Additionally, in 2003 the Company replaced some of its Mexican peso-denominated hedges, recognizing a financing cost of P. 1,012,210.

The subsidiary Embratel also uses financial instruments with banks (swaps and forwards) to minimize the effects of exchange rate fluctuations on the Brazilian real due to foreign currency denominated loans and interest. Such hedges cover the amounts of Brazilian real necessary to pay exchange rate fluctuations on foreign currency denominated liabilities. At December 31, 2004, the Company hedged liabilities for U.S.$ 323.9 million. Under these contracts, Embratel recognized during the period from August through December 2004 a charge of P. 767,817 corresponding to exchange differences.

9. Deferred Credits

Deferred credits consist of the following at December 31, 2004 and 2003:

	2004		2003
Advance billings	P.	1,912,632	P.	1,236,327
Advances from subscribers and others		154,433		101,102

Total	P.	2,067,065	P.	1,337,429

10. Accounts Payable

An analysis is as follows:

	December 31,
	2004		2003
Suppliers	P.	12,424,874	P.	6,602,325
Sundry creditors		2,739,192		1,345,098
Net settlement payables		715,960		11,164
Related parties		1,842,524		1,739,970
Other		272,166		211,291

	P.	17,994,716	P.	9,909,848

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2004 and 2003

(In thousands of Mexican pesos with purchasing power at December 31, 2004)

11. Foreign Currency Position and Transactions

a) At December 31, 2004 and 2003, the Company had the following foreign-currency denominated assets and liabilities:

	Foreign currency in million
	Foreign currency 2004	Exchange rate at December 31, 2004		Foreign currency 2003	Exchange rate at December 31, 2003
Assets:
U.S. dollar	1,305	P.	11.26	1,252	P.	11.24
Argentinean peso	107		3.79
Brazilian real	3,060		4.24
Chilean peso	20,168		0.02
Colombian peso	10,433		0.0047
Peruvian sol	80		3.43
Liabilities:
U.S. dollar	7,485	P.	11.26	5,434	P.	11.24
Argentinean peso	62		3.79
Brazilian real	3,512		4.24
Chilean peso	33,733		0.02
Colombian peso	13,277		0.0047
Peruvian sol	11		3.43
Euro	61		14.17	23		14.16

At February 28, 2005, exchange rates are as follows:

Currency	Exchange rate (P.)
U.S. dollar	11.10
Argentinean peso	3.78
Brazilian real	4.21
Chilean peso	0.02
Colombian peso	0.0048
Peruvian sol	3.41
Euro	14.72

b) In the years ended December 31, 2004 and 2003, TELMEX had the following transactions denominated in foreign currencies. Currencies other than the U.S. dollar were translated to U.S. dollars using the average exchange rate for the year.

	Million of dollars
	2004		2003		2002
Net revenues	U.S.$	1,623	U.S.$	211	U.S.$	256
Operating costs and expenses		1,353		106		100
Interest income		70
Interest expense		409		361		278

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2004 and 2003

(In thousands of Mexican pesos with purchasing power at December 31, 2004)

12. Commitments and Contingencies

Commitments

a) The Company leases certain equipment used in its operations under capital leases. At December 31, 2004, the Company had the following commitments under non-cancelable leases:

Year ended December 31,
2005	P.	972,637
2006		362,186
2007		33,372
2008		32,216
2009		32,089
2010 onwards		240,605

Total		1,673,105
Less interest		204,375

Present value of minimum net rental payments		1,468,730
Less current portion		921,836

Long-term obligation at December 31, 2004	P.	546,894

b) At December 31, 2004, the Company has non-cancelable commitments of P. 9,389,669 (P. 8,764,530 in 2003) for the purchase of equipment. Payments made under purchase agreements aggregated P. 9,059,660 in 2004 and P. 3,944,213 in 2003.

c) At December 31, 2004 the Company has outstanding letters of credit for approximately P. 122,436 (P. 167,000 in 2003), issued to foreign suppliers for purchase of materials and supplies.

Contingencies of Mexico

d) In February 1998, the Federal Commission of Economic Competition (COFECO) determined that Teléfonos de México, S.A. de C.V. has substantial power in what it referred to as five telecommunications markets so that, in conformity with Article 63 of the Federal Telecommunications Act, COFETEL may impose specific obligations with respect to rates charged and quality of services and information.

The Company’s external lawyers who are handling this matter are of the opinion that this finding is unjustified. Consequently, Teléfonos de México, S.A. de C.V. filed an appeal in the Federal District Court and obtained protection and shelter under Mexican Federal law. In September 2004, COFECO handed down a new ruling supporting the findings with respect to the substantial power that Teléfonos de México, S.A. de C.V. exercises over five telecommunications markets. Teléfonos de México, S.A. de C.V. filed an appeal in the Federal District Court. In October 2004, such appeal was admitted by the court and the final ruling is still pending.

As a result, the COFECO has initiated other proceedings against Teléfonos de México, S.A. de C.V. that have also being appealed.

e) In December 1995, a competitor that provides cellular telephone services reported Teléfonos de México, S.A. de C.V. to the COFECO for alleged monopolistic practices and undue concentration.

In July 2001, the COFECO ruled that Teléfonos de México, S.A. de C.V. was responsible for monopolistic practices and undue concentration. Teléfonos de México, S.A. de C.V. filed an appeal for reconsideration against the ruling, but the appeal was declared unfounded and the ruling confirmed.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2004 and 2003

(In thousands of Mexican pesos with purchasing power at December 31, 2004)

The respective defense against the confirmation of the ruling has been presented before the Federal Court of Justice for Tax and Administrative Matters.

f) The Mexican Social Security Institute (IMSS) audited Teléfonos de México, S.A. de C.V. for the 1997-2001 period. At the conclusion of the audit, it was determined that Teléfonos de México, S.A. de C.V. owed a total of approximately P. 330,000 (historical amount) in taxes, fines, surcharges and restatements at July 2, 2003. Teléfonos de México, S.A. de C.V. filed an appeal before the Federal Court of Justice for Tax and Administrative Matters, and in accordance with Mexican laws, by means of a bank trust guaranteed payment of such tax liability through July 1, 2005. The Company’s external lawyers who are handling this matter are of the opinion that although the Company’s appeal is well founded, there is no guarantee that it will prevail.

Contingencies of Embratel and Star One

Brazilian value-added goods and services tax (ICMS)

Embratel received a number of fines for non-payment of ICMS for services provided, including international services and others, considered by Embratel as exempted or non-taxable. Amounts of approximately P. 368,000 are considered as probable losses in the cases and were duly provided for in the subsidiary’s financial statements. Amounts considered as corresponding to claims in which the lawyer’s consider Embratel will prevail are approximately P. 3,793,000; as a result, no provisions have been recorded for such amounts.

In July 2002, Star One received two assessments by the tax authorities in the state of Rio de Janeiro for payment of ICMS in the amount of approximately P. 1,001,000. These assessments refer to the ICMS tax on Internet and satellite use. In March 2004, Star One was required to pay approximately P. 84,000 in the Brazilian Federal District for ICMS not paid on satellite use and other obligations. Based on management’s and the lawyers’ estimates, Star One faces low risk of losing these above-mentioned suits and consequently, has not provided for such amounts in its financial statements.

The Company’s external lawyers who are handling this matter are of the opinion that although the Company’s case is well founded, there is no guarantee that it will prevail.

Income Tax on Inbound International Income

Based on its legal advisors’ opinion, Embratel believes that the foreign operating income from telecommunications services (inbound traffic) is not subject to taxation. In connection with this matter, in March 1999, the Brazilian Federal Tax Agency (SRF) assessed the subsidiary in the amount of P. 1,219,000 approximately for failing to pay the related income tax for the years 1996 and 1997. Embratel appealed to the Taxpayers’ Council against this decision, which is still pending.

In June 1999, Embratel was further assessed for non-payment of income tax on net foreign source income for 1998 amounting to approximately P. 273,000.

As a result of an unfavorable ruling of the administrative defense contesting this assessment, the Company requested a writ of mandamus, which was initially rejected by the court. However, such ruling was subsequently modified so as to reflect a favorable decision for Embratel. Based on the opinion of the subsidiary’s management and its legal advisors, who consider the probability of loss as unlikely, no provisions have been recorded for the related amounts of the suits.

The Company’s external lawyers who are handling this matter are of the opinion that although the Company’s case is well founded, there is no guarantee that it will prevail.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2004 and 2003

(In thousands of Mexican pesos with purchasing power at December 31, 2004)

Brazilian Social Welfare Tax on Service Exports (PIS)

In August 2001, Embratel received a tax claim from the Brazilian Federal Revenue Service (SRF) totaling approximately P. 675,000 for payment of the PIS prior to 1995, which had been offset in accordance with Brazilian tax law. Based on the facts and arguments provided, and also on the opinion of the Company’s external lawyers, Embratel’s management evaluated the probability of a loss and no provision was recorded in the financial statements for this matter. The Company’s external lawyers who are handling this matter are of the opinion that although the Company’s case is well founded, there is no guarantee that it will prevail.

Brazilian Finance Tax for Service Export Security Tax (COFINS)

There is also a claim against Embratel amounting approximately of P. 1,451,000 related to the COFINS exemption on the exportation of telecommunication services for revenues through the end of 1999. According to management, there were several errors in the computation of this tax made by the government auditor and, consequently, such amount was later reduced by approximately P. 934,000. Embratel appealed the case in the highest administrative court and in July 2003, a ruling was issued requiring the claim to be returned to the first administrative level. A new decision was issued by the first administrative level confirming that the remaining updated amount was approximately P. 1,004,000. Embratel appealed to a higher administrative level which is still pending decision.

Based on the facts and arguments provided, and also on the opinion of the Company’s external lawyers, Embratel’s management considers the probability of a loss in this case as unlikely. Accordingly, no provision was recorded in the financial statements for this matter.

The Company’s external lawyers who are handling this matter are of the opinion that although the Company’s case is well founded, there is no guarantee that it will prevail.

Disputes with third parties

Certain cases are in an advanced stage of the litigation process and, according to Embratel’s external lawyers, the subsidiary stands a chance of losing at least some of the cases; consequently, P. 700,060 (restated) has been provided for possible unfavorable rulings. For other litigation totaling P. 62,809, Embratel provided guarantee deposits of P. 45,982. According to the Company’s external lawyers, although the Company’s arguments in this case are well-grounded, there is no guarantee of a favorable outcome.

13. Related Parties

In the years ended December 31, 2004, 2003 and 2002, the Company had the following significant transactions with related parties:

	2004		2003		2002
Investment and expenses:
Purchase of materials, inventories and fixed assets (1)	P.	5,885,234	P.	4,028,643	P.	4,950,722
Acquisition of 60% of Techtel		874,580
Payment of insurance premiums, fees for administrative and operating services, security trading and other (2)		3,156,263		3,999,089		3,007,890
Payment of CPP interconnection fees (3)		10,318,946		9,510,571		8,776,262
Revenues:
Sale of materials and other services (4)	P.	989,070	P.	685,776	P.	585,448
Sale of long distance and other telecommunications services (5)		4,318,212		3,577,668		3,787,415

(1)	In 2004 includes P. 3,792,497 (P. 2,490,625 in 2003 and P. 3,748,112 in 2002) for purchasing network construction services and materials from a subsidiary of Grupo Condumex, S.A. de C.V. (Condumex), which is under common control with Carso Global Telecom, S.A. de C.V. (Carso Global), the parent company of Teléfonos de México, S.A. de C.V.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2004 and 2003

(In thousands of Mexican pesos with purchasing power at December 31, 2004)

(2)	In 2004 includes P. 828,172 (P. 817,320 in 2003 and P. 617,467 in 2002) for insurance premiums with Seguros Inbursa, S.A. (Seguros), which, in turn, enters into reinsurance agreements with third parties, and P. 128,506 (P. 140,119 in 2003 and P. 115,283 in 2002) for security trading fees paid to Inversora Bursátil, S.A. (Inversora) as well as P. 334,083 (P. 344,734 in 2003 and P. 300,142 in 2002) for fees paid for administrative and operating services to technology partners (SBC International, Inc. and Carso Global). Seguros and Inversora are under common control with Carso Global.
(3)	Interconnection expenses under the “Calling Party Pays” program (CPP); outgoing calls from a fixed lined telephone to a cellular telephone paid to a subsidiary of América Móvil. América Móvil is under common control with Carso Global.
(4)	Includes P. 243,304 in 2004 (P. 130,791 in 2003 and P. 146,647 in 2002) from the sale of construction materials to a subsidiary of Condumex.
(5)	Revenues from billings to América Móvil’s subsidiaries.

At December 31, 2004, TELMEX had amounts due to a subsidiary of Condumex and a subsidiary of América Móvil of P. 138,688 and P. 990,353, respectively (P. 271,567 and P. 868,961 in 2003). Embratel had a loan from a subsidiary of Grupo Financiero Inbursa, S.A. de C.V. (Inbursa) for P. 563,240.

TELMEX purchases materials and services from several subsidiaries of Grupo Carso, S.A. de C.V., which is under common control with Carso Global. Additionally, Inbursa and its subsidiaries, which are under common control with Carso Global, provide banking and insurance services to TELMEX. Contracted prices of materials and considerations for services are similar to those that would be used with unrelated parties in comparable transactions.

The companies mentioned in this note are considered to be related parties, since the Company’s principal stockholders also directly or indirectly hold a percentage equity interest in such companies. Carso Global owns the majority of the voting shares of the Company. SBC International, Inc. is a minority stockholder of the Company.

14. Provisions

The following are the main provisions for the Company, which are included as part of the caption Accrued liabilities.

The activity in provisions for other contractual employee benefits for the years ended December 31, 2004 and 2003 was as follows:

	2004		2003
Beginning balance at January 1	P.	934,413	P.	1,136,345
Effect of acquired companies		136,943
Increase through charge to expenses		3,365,827		3,339,111
Charges to provision		(3,281,625)		(3,541,043)

Ending balance at December 31	P.	1,155,558	P.	934,413

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2004 and 2003

(In thousands of Mexican pesos with purchasing power at December 31, 2004)

The activity in the provision for vacations for the years ended December 31, 2004 and 2003 was as follows:

	2004		2003
Beginning balance at January 1	P.	1,095,700
Effect of acquired companies		317,290
Increase through charge to expenses		1,556,507	P.	1,448,972
Increase through charge to other accounts				1,095,700
Charges to provision		(1,547,817)		(1,448,972)

Ending balance at December 31	P.	1,421,680	P.	1,095,700

The activity in provisions for Embratel’s contingencies for the period from August through December 2004 is as follows:

2004
Balance at the date of purchase	P. 2,024,691
Increase through charge to expenses	78,167
Charges to provision	(77,430)

Ending balance at December 31	P. 2,025,428

15. Stockholders’ Equity

a) At December 31, 2004, capital stock is represented by 11,832 million common shares issued and outstanding with no par value, representing the Company’s fixed capital (12,109 million in 2003). An analysis is as follows:

	2004		2003
4,063 million Series “AA” shares (4,136 in 2003)	P.	14,476,409	P.	14,736,706
252 million Series “A” shares (265 in 2003)		1,052,998		1,104,545
7,517 million Series “L” shares with limited voting rights (7,708 in 2003)		12,472,411		13,286,749

Total	P.	28,001,818	P.	29,128,000

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

At meetings held on November 30, 2004, March 1, 2004, April 29, 2003 and April 29, 2002, the stockholders approved an increase of P. 8,000,000, P. 12,000,000, P. 7,601,474 and P. 4,549,888 (historical), respectively, in the total authorized historical amount to be used by the Company to acquire its own shares, bringing the total maximum amount to be used for this purpose to P. 9,384,119, P. 12,001,362, P. 10,000,000 and P. 10,000,000 (historical), respectively.

During 2004, the Company acquired 707.8 million Series “L” shares for P. 13,860,547 (historical cost of P. 13,482,173) and 1.7 million Series “A” shares for P. 33,036 (historical cost of P. 32,134).

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2004 and 2003

(In thousands of Mexican pesos with purchasing power at December 31, 2004)

During 2003, the Company acquired 668.3 million Series “L” shares for P. 12,007,515 (historical cost of P. 11,197,226) and 3.9 million Series “A” shares for P. 70,720 (historical cost of P. 65,805).

During 2002, the Company acquired 387.3 million Series “L” shares for P. 6,774,662 (historical cost of P. 6,041,620) and 1.4 million Series “A” shares for P. 22,916 (historical cost of P. 20,747).

c) In conformity with the Mexican Corporations Act, at least 5% of net income of the year must be appropriated to increase the legal reserve. This practice must be continued each year until the legal reserve reaches at least 20% of capital stock issued and outstanding.

d) In 2004, as a result of the maturity of the convertible senior debentures, the Company issued 388.7 million Series “L” shares (see Note 8).

e) Earnings per share are obtained by dividing majority net income for the year by the average weighted number of shares issued and outstanding during the period. To determine the average weighted number of shares issued and outstanding, the shares held by the Company have been excluded from the computation.

The diluted earnings per share were determined considering the effect of the shares that may be delivered (potentially dilutive shares) as a result of the convertible senior debentures described in Note 8 and of the stock options described in Note 17. The computation was made by deducting from majority net income for the year, the comprehensive financing cost, net of income tax and employee profit sharing, derived from the convertible debentures. The adjusted income was divided by the average weighted number of shares issued and outstanding, taking into account the number of potentially dilutive shares.

An analysis is as follows:

	2004	2003	2002
Earnings per basic share:
Majority net income	P. 27,496,601	P. 23,614,906	P. 21,402,713

Weighted average number of shares issued and outstanding (millions)	11,953	12,454	12,986

Earnings per basic share (in pesos)	P. 2.300	P. 1.897	P. 1.648

Earnings per diluted share:
Majority net income	P. 27,496,601	P. 23,614,906	P. 21,402,713
Comprehensive financing cost (net of income tax and employee profit sharing)	480,406	559,020	736,520

Adjusted income	P. 27,977,007	P. 24,173,926	P. 22,139,233

Weighted average number of shares issued and outstanding (millions)	11,953	12,454	12,986
Add:
Potentially dilutive shares	249	647	691

Weighted average number of diluted shares issued and outstanding (millions)	12,202	13,101	13,677

Earnings per diluted share (in pesos)	P. 2.293	P. 1.845	P. 1.619

f) At December 31, 2004, other accumulated comprehensive income items include the deficit from the restatement of stockholders’ equity, net of deferred taxes, effect of instruments available for sale and effect of translation of foreign entities of P.(65,884,933), P.(1,104,876) and P. 769,322, respectively (deficit from the restatement of stockholders’ equity, net of deferred taxes of P. (64,095,920) in 2003).

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2004 and 2003

(In thousands of Mexican pesos with purchasing power at December 31, 2004)

g) On March 9, 2005, the Company announced that on April 28, 2005 will submit for consideration of the Extraordinary and the Annual Shareholders’ meeting, among other matters, a proposal to: (i) restructure the number of “AA”, “A” and “L” outstanding shares, through a two-for-one stock “split”, and (ii) increase in P.6,000,000, in addition to the maximum authorized amount for the acquisition of own shares.

16. Income Tax, Asset Tax and Employee Profit Sharing

a) The Ministry of Finance and Public Credit authorized TELMEX to consolidate the Mexican companies group tax returns effective January 1, 1995. The Instituto Tecnológico de Teléfonos de México, S.C. and the subsidiaries acquired during the year are excluded from this tax consolidation.

On November 1, 2004, the Ministry of Finance and Public Credit authorized the transmission of the tax consolidation of Teléfonos de México, S.A. de C.V. and its Mexican subsidiaries to that of Carso Global Telecom, S.A. de C.V. (controlling company of TELMEX) starting in 2005 in conformity with the Mexican Income Tax Law. However, this does not result in the tax deconsolidation of Teléfonos de México, S.A. de C.V. or its subsidiaries, nor in their ceasing to consolidate for tax purposes.

b) The 1.8% asset tax, which is a minimum income tax, is payable on the average value of most assets net of certain liabilities. Since asset tax may be credited against income tax, the former is actually payable only to the extent that it exceeds income tax. Asset tax for the years ended December 31, 2004, 2003 and 2002 was P. 2,706,462, P. 3,004,233 and P. 2,944,063, respectively. In such years TELMEX credited against these amounts the corporate income tax paid.

c) An analysis of income tax provisions is as follows:

	2004	2003	2002
Current year	P. 15,076,089	P. 10,143,851	P. 11,636,130
Deferred tax, net of related monetary position gain of P. 1,148,898 (P. 868,088 in 2003 and P. 1,202,311 in 2002)	(228,929)	643,248	1,495,252
Effect of change in statutory rate	(2,485,137)		(1,837,584)

Total	P. 12,362,023	P. 10,787,099	P. 11,293,798

A reconciliation of the statutory corporate income tax rate to the effective rate recognized for financial reporting purposes is as follows:

	Year ended December 31,
	2004	2003	2002
	%	%	%
Statutory income tax rate	33.0	34.0	35.0
Effect of change in rate	(5.9)		(5.1)
Depreciation	(0.5)	(0.6)	1.4
Financial cost	0.1	(4.0)	0.1
Other	0.9	(0.5)	(0.2)

Effective tax rate for Mexican operations	27.6	28.9	31.2
Revenues and costs of foreign subsidiaries	1.1

Effective tax rate	28.7	28.9	31.2

On December 1, 2004, an additional annual gradual decrease in the corporate income tax rate was approved, starting in 2005 until the rate reaches 28% in 2007. The effect of such rate reduction represented a credit to the results of operations for 2004 of P. 2,485,137.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2004 and 2003

(In thousands of Mexican pesos with purchasing power at December 31, 2004)

In 2003, the decrease in the effective tax rate for the effect of financing costs derived basically from unrealized gains determined in the mark-to-market valuation of marketable securities.

On January 1, 2002, a gradual one-percentage point annual reduction in the corporate income tax rate was approved starting in 2003 until the rate reached 32% in 2005. The effect of this tax-rate change on deferred taxes represented a credit of P. 1,837,584 to 2002 results of operations.

The temporary differences on which the Company (excluding the new Latin American subsidiaries) recognized deferred taxes in the years ended December 31, 2004 and 2003, were as follows:

	2004		2003
Deferred tax asset:
Allowance for doubtful accounts and slow- moving inventories	P.	695,565	P.	785,103
Tax loss carryforwards		77,679		5,915
Advance billings		351,664		346,123
Liability provisions		925,290		688,330

		2,050,198		1,825,471

Deferred tax liability:
Fixed assets		(12,037,402)		(15,268,850)
Inventories		(404,448)		(393,501)
Licenses		(134,164)		(156,403)
Net projected asset		(7,166,712)		(7,519,427)
Prepaid expenses		(409,125)		(3,058)

		(20,151,851)		(23,341,239)

Net deferred tax, liability	P.	(18,101,653)	P.	(21,515,768)

At December 31, 2004, the balance of the “Restated Contributed Capital Account” (CUCA) and the “Net Tax Profit Account” (CUFIN) was P. 26,694,100 and P. 58,952,931, respectively. These amounts are for Teléfonos de México, S.A. de C.V. computed on a stand-alone basis.

d) The temporary differences on which the new Latin American subsidiaries recognized deferred taxes in the year ended December 31, 2004 were as follows:

2004
Deferred tax asset:
Fixed assets	P. 1,044,800
Allowance for doubtful accounts	2,654,421
Tax loss carryforwards	1,501,764
Advance billings	65,020
Liability provisions	775,121

6,041,126

Deferred tax liability:
Licenses	(662,485)
Inventories	(49,066)

(711,551)

Net deferred tax, asset	P. 5,329,575

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2004 and 2003

(In thousands of Mexican pesos with purchasing power at December 31, 2004)

e) TELMEX is subject to payment of employee profit sharing in addition to its contractual compensations and benefits. Employee profit sharing is computed at 10% of tax results, excluding the inflationary component and the restatement of depreciation expense.

17. Stock Option Plan

In September 2001, as approved by the stockholders in an ordinary meeting held on February 6, 2001, TELMEX established a stock option plan for its officers for up to 50 million Series “L” shares. From September 2001 through December 2004, 31,416,905 shares were exercised. Of the 50 million Series “L” shares approved by the stockholders, 18,583,095 have still not been exercised.

Subsequent event

In a session of the Company’s Evaluation and Compensation Committee held on February 8, 2005, the Series “L” stock option plan was revoked and the remaining unexercised shares were canceled.

18. Segments

TELMEX operates primarily in two segments: local and long-distance telephone services and operates in two geographic segments: Mexico and Latin America. Local telephone service corresponds to fixed local wired service. The long-distance service includes both domestic and international services. Other segments include the long-distance calls originated in public and rural telephones, corporate networks, Internet, directories and other services. Additional information related to the Company’s operations is provided in Note 1. The following summary shows the most important segment information, which has been prepared on a consistent basis:

	(Amounts in millions of Mexican pesos with purchasing power at December 31, 2004)
	Mexico
	Local Service		Long distance		Other segments		Latin America (1)		Adjustments		Consolidated total
At December 31, 2004
Revenues:
External revenues	P.	78,271	P.	24,326	P.	20,423	P.	15,782			P.	138,802
Intersegment revenues		11,277				1,188			P.	(12,465)
Depreciation and amortization		13,523		2,776		3,888		2,760				22,947
Operating income		27,211		6,565		9,539		341				43,656
Segment assets		239,719		48,355		43,061		87,206				418,341

At December 31, 2003
Revenues:
External revenues	P.	78,870	P.	25,785	P.	18,257					P.	122,912
Intersegment revenues		11,070				1,192			P.	(12,262)
Depreciation and amortization		14,797		2,931		4,039						21,767
Operating income		27,531		7,240		7,011						41,782
Segment assets		227,882		48,767		41,153						317,802
At December 31, 2002
Revenues:
External revenues	P.	78,543	P.	26,748	P.	18,035					P.	123,326
Intersegment revenues		10,600				1,605			P.	(12,205)
Depreciation and amortization		14,513		2,707		4,183						21,403
Operating income		27,510		8,527		7,261						43,298
Segment assets		210,201		48,342		40,724						299,267

(1)	Revenues of the recently acquired Latin American subsidiaries derive principally from long-distance services.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2004 and 2003

(In thousands of Mexican pesos with purchasing power at December 31, 2004)

Intersegmental transactions are reported at fair value. Comprehensive financing cost and provisions for income tax and employee profit sharing are not assigned to the segments; they are handled at the corporate level.

Segment assets include plant property and equipment (on a gross basis) construction in progress, advances to suppliers of equipment and inventories for operation of the telephone plant.

19. Differences between Mexican and U.S. GAAP

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

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2004 and 2003

(In thousands of Mexican pesos with purchasing power at December 31, 2004)

If the monetary gain and the exchange gain or loss related to the debt, were treated as components of operating activities, summarized consolidated statements of cash flows derived from information prepared in accordance with U.S. GAAP would be as follows:

	Year ended December 31,
	2004		2003		2002
Cash flows from operating activities:
Net income under U.S.GAAP	P.	28,234,653	P.	22,833,268	P.	19,425,471
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation		25,410,024		24,241,990		24,209,866
Amortization		345,062		206,038		224,944
Deferred taxes		(4,076,375)		890,688		108,774
Monetary gain		(3,488,961)		(2,464,448)		(3,892,767)
Equity in results of affiliates		114,856		187,965		275,302
Effect of exchange rate differences on debt		(3,275,214)		4,507,973		7,186,771
Investment in marketable securities		7,382,507		(6,196,818)		(993,107)
Adjustment to value of equity investments						122,263
Change in operating assets and liabilities		4,546,418		(14,036,917)		(3,365,568)

Total adjustments		26,958,317		7,336,471		23,876,478

Net cash provided by operating activities		55,192,970		30,169,739		43,301,949

Cash flows from investing activities:
Investment in plant, property and equipment and inventories		(20,376,571)		(10,792,165)		(12,543,585)
Instruments available for sale		(7,245,544)
Initial cash from subsidiaries acquired		4,692,515
Subsidiaries and affiliated companies		(12,752,366)
Other investments		(133,684)		(39,701)		(90,573)

Net cash used in investing activities		(35,815,650)		(10,831,866)		(12,634,158)

Cash flows from financing activities:
New loans		48,063,321		37,301,415		17,744,391
Repayment loans		(42,108,125)		(39,352,455)		(29,309,611)
Purchase of Company’s own shares and cash dividends paid		(22,037,829)		(20,096,436)		(14,768,259)
Stock options exercised		600,822		51,614		94,822
Conversion of debt instruments to shares		6,758,468

Net cash used in financing activities		(8,723,343)		(22,095,862)		(26,238,657)

Effect of inflation accounting		(872,621)		(477,663)		(665,824)
Net increase (decrease) in cash and cash equivalents		9,781,356		(3,235,652)		3,763,310
Cash and cash equivalents at beginning of year		10,717,647		13,953,299		10,189,989

Cash and cash equivalents at end of year	P.	20,499,003	P.	10,717,647	P.	13,953,299

Net cash provided by operating activities reflect cash payments for interest, income tax and employee profit sharing as follows:

	Year ended December 31,
	2004		2003		2002
Interest	P.	5,032,666	P.	5,723,667	P.	4,852,760
Income tax		9,650,100		12,220,891		8,795,539
Employee profit sharing		2,628,007		3,125,162		3,258,963

Cash flows from purchases of trading securities during 2004 were P. 22,684 (P. 3,681,411 and P. 2,389,391 in 2003 and 2002, respectively) and cash flows from sales of trading securities during 2004 were P. 530,510 (P. 32,243 and P.285,849 in 2003 and 2002, respectively).

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

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2004 and 2003

(In thousands of Mexican pesos with purchasing power at December 31, 2004)

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

As a result of this comparison, inventories, plant, property and equipment and stockholders’ equity increased by P.4,239,874 (P.2,915,000 in 2003), and the depreciation expense for 2004 increased by P.2,247,562 (P.2,102,550 and P.2,508,678 in 2003 and 2002, respectively).

Accrued vacation pay:

Through December 31, 2002, consolidated financial statements under Mexican GAAP recognized the expense for vacation pay when paid rather than during the vesting period. For U.S. GAAP purposes, the Company has determined the accrued liability for vacation pay at December 31, 2002, and accordingly, has adjusted the expense for vacation pay during the period then ended. As stated in Note 1, beginning in January 1, 2003, Mexican GAAP require that vacation pay be recognized when earned, thus eliminating the difference between Mexican and U.S. GAAP.

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

2002	P.	(451,106)
2003	P.	(247,440)
2004	P.	1,362,309

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2004 and 2003

(In thousands of Mexican pesos with purchasing power at December 31, 2004)

The effect of income tax and employee profit sharing on the difference between the indexed cost and the specific indexation factor valuation of fixed assets and inventories, primarily for operation of the telephone plant, and additionally on the minimum pension and seniority premium liability adjustment, is applied as an adjustment to stockholders’ equity. The related accumulated amounts at December 31, 2004 and 2003 that decreased equity were P. (1,249,395) and P. (1,192,201), respectively.

The yearly changes in the accumulated amount for deferred taxes applied to equity as a result of this effect from 2002 through 2004 are the following:

2002	P.	5,604,864
2003	P.	242,029
2004	P.	(57,194)

In 2004, monetary gain of P. 45,958 and in 2003 and 2002 monetary losses of P.74,673 and P. 176,744, respectively, on the deferred taxes balance related to the difference between the indexed cost and replacement cost valuation of fixed assets and inventories, primarily for operation of the telephone plant, and additionally on the minimum pension and seniority premium liability adjustment, were taken to equity, as part of the change of the year.

Significant components of deferred taxes under U.S. GAAP at December 31, 2004 and 2003 are as follows:

	2004						2003
	Income Tax		Employee Profit Sharing		Deferred Taxes		Income Tax		Employee Profit Sharing		Deferred Taxes
Deferred tax assets:
Allowances for bad debts and slow moving inventories	P.	695,565	P.	213,645	P.	909,210	P.	785,103	P.	245,345	P.	1,030,448
Tax loss carry forwards		77,679				77,679		5,915				5,915
Deferred revenues		351,664		52,568		404,232		346,123		127,555		473,678
Accrued liabilities		764,994		273,198		1,038,192		682,753		193,968		876,721
Debt obligations exchange loss				465,891		465,891				884,471		884,471
Deferred employee profit sharing		2,054,104				2,054,104

Total deferred tax assets		3,944,006		1,005,302		4,949,308		1,819,894		1,451,339		3,271,233

Deferred tax liabilities:
Fixed assets		(12,656,057)		(5,401,446)		(18,057,503)		(16,203,003)		(6,246,647)		(22,449,650)
Inventories		(401,572)		(157,114)		(558,686)		(386,940)		(157,948)		(544,888)
Capitalized interest or net financing cost		(701,501)		(250,536)		(952,037)		(978,002)		(305,625)		(1,283,627)
Licenses		(134,164)		(46,671)		(180,835)		(156,403)		(48,255)		(204,658)
Pension and seniority premium		(6,550,608)		(2,339,503)		(8,890,111)		(6,559,116)		(2,049,724)		(8,608,840)
Advance payments		(409,125)		(146,117)		(555,242)

Total deferred tax liabilities		(20,853,027)		(8,341,387)		(29,194,414)		(24,283,464)		(8,808,199)		(33,091,663)

Net deferred tax liabilities	P.	(16,909,021)	P.	(7,336,085)	P.	(24,245,106)	P.	(22,463,570)	P.	(7,356,860)	P.	(29,820,430)

For Mexican GAAP purposes, as earlier discussed in Note 16, the deferred income tax liabilities recognized for the Mexican operations amount to P.18,101,653 and P.21,515,768 at December 31, 2004 and 2003, respectively.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2004 and 2003

(In thousands of Mexican pesos with purchasing power at December 31, 2004)

The temporary differences, on which the new Latin American subsidiaries recognized deferred taxes under U.S. GAAP in the years ended December 31, 2004 were as follows:

	2004
Deferred tax asset:
Fixed assets	P.	406,986
Allowance for doubtful accounts		2,654,421
Tax loss carryforwards		1,501,764
Advance billings		65,020
Liability provisions		768,099

		5,396,290

Deferred tax liability:
Licenses		(662,485)
Inventories		(49,066)

		(711,551)

Net deferred tax asset	P.	4,684,739

For Mexican GAAP purposes, as earlier discussed in Note 16, deferred income tax assets of P.5,329,575 was recognized at December 31,2004.

Employee benefits obligations:

México

In 2004, 2003 and 2002, pension and seniority premium plans expense under U.S. GAAP, totaled P. 3,569,515, P. 4,295,668, and P. 3,832,725, respectively. The components of these employee benefit obligation calculated in accordance with the provisions of Statement of Financial Accounting Standards No. 87 (SFAS No. 87), consist of the following:

	December 31,
	2004		2003		2002
Labor cost	P.	2,511,593	P.	2,439,654	P.	2,352,072
Financial cost of projected benefit obligation		5,610,044		5,189,241		4,861,906
Projected return on plan assets		(5,781,889)		(4,800,811)		(4,318,862)
Amortization of past service costs		560,463		560,463		560,463
Amortization of variances in assumptions		669,304		907,121		377,146

Net period cost under U.S. GAAP		3,569,515		4,295,668		3,832,725
Net period cost under Mexican GAAP		4,339,980		5,145,888		4,551,589

Cost reduction under U.S. GAAP	P.	(770,465)	P.	(850,220)	P.	(718,864)

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

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2004 and 2003

(In thousands of Mexican pesos with purchasing power at December 31, 2004)

The change in plans’ funded status under U.S. GAAP is as follows:

	2004		2003
Plan assets in excess (short of) of projected benefits	P.	4,880,919	P.	(936,862)
Unamortized actuarial loss		16,123,857		18,483,387
Transition liability		2,117,152		2,646,439
Past services and changes in plan		273,100		304,277

Projected net asset	P.	23,395,028	P.	20,497,241

The weighted-average asset actual allocation of plan assets by asset category is as follows:

	Percentage of plan assets at December 31,
	2004	2003
Equity securities :
Mexican companies	40.6%	38.9%
U.S. companies	3.7%	1.7%
Debt securities :
Mexican Government	31.8%	40.1%
Mexican private companies	23.9%	19.3%

Total	100.0%	100.0%

The asset allocation of plan assets at December 31, 2004 and 2003 and the target allocation for 2005 by asset category are as follows:

	Target allocation 2005	2004	2003
Fixed-income securities	50-60%	55.6%	59.4%
Variable-income securities	40-50%	44.4%	40.6%

The target asset allocations reflect the Company’s investment strategy of maximizing the rate of return on plan assets and the resulting funded status, within an appropriate level of risk.

As of December 31, 2004, securities held by the plan included 156.2 million shares of TELMEX (206.2 million shares in 2003) and 1,056.9 million shares of related parties (966.9 million shares in 2003), with a fair value of P. 4,416,759 (P. 4,034,331 in 2003) and P. 34,967,367 (P. 21,766,883 in 2003), respectively. In 2004, the plan purchased 13.6 million shares of related parties (49.1 million shares in 2003) and sold 205.3 million shares of related parties. In 2003, the plan sold 0.8 million shares of TELMEX; dividends received by the plan in 2004 were P. 327,870 (P. 183,228 in 2003).

As of December 31, 2004, securities held by the plan also included P. 123,470 (notional amount) of TELMEX debt securities (P. 162,645 in 2003) and P. 19,719,943 (notional amount) of related parties’ debt securities (P. 9,313,496 in 2003), with a fair value of P. 126,762 and P. 20,749,822, respectively (P. 166,036 and P. 10,024,132, respectively in 2003). In 2004, the plan purchased P. 1,162,857,200 (P. 409,403,791 in 2003) and sold P. 535,799,884 (P. 408,093,727 in 2003) of related parties’ debt securities, and purchased P. 4,609 and sold P. 22,394 (P. 147,792 in 2003) of TELMEX debt securities; interest income recognized by the plan in 2004 was P. 16,366 (P. 13,255 in 2003) on TELMEX securities and P. 97,066 (P. 42,706 in 2003) on related parties securities.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2004 and 2003

(In thousands of Mexican pesos with purchasing power at December 31, 2004)

Expected cash flows for pension benefits plan and seniority premiums are as follows:

Expected contributions to trust fund:
2005	P.	250,166

Expected benefit payments:
2005	P.	4,167,653
2006		4,301,550
2007		4,500,127
2008		4,727,567
2009		4,970,529
2010-2014		29,692,981

Total	P.	52,360,407

The investment policies of plan assets are the following:

•	Tax rules issued by the Ministry of Finance and Public Credit:

Asset investments of the pension fund must be made through an irrevocable trust set up with a financial credit institution authorized to operate in Mexico.

To invest at least 30% of assets in Mexican government securities registered in the National Registry of Securities and Intermediaries (“Registro Nacional de Valores e Intermediarios”) or in shares of investment funds in debt instruments (“sociedades de inversión”).

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

The Company’s policy that defines long-term interest rates to discount the obligations of the pension plan is based on the historical returns of real short term interest rates for the last 20 years in Mexico. Before 1984, debt securities yielded negative interest rates in real terms and for that reason the Company decided not to go beyond twenty years of historical interest rates, with the purpose to adopt the current Mexican monetary policy. As part of the policy’s criteria, interest rates used in the projection are those available at the end of the last year.

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

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2004 and 2003

(In thousands of Mexican pesos with purchasing power at December 31, 2004)

The unrecognized net transition obligation under SFAS No. 87 of P. 6,351,490 at January 1, 1997, is being amortized over the average future working lifetime of the employee group, which has been determined to be 12 years. The portion of the unrecognized net (loss) gain that exceeds 10% of the greater of projected benefit obligation or plan asset, will also be recognized over 12 years.

In 1995, consistent with the deferral of the unrecognized net (loss) gain, TELMEX included in income of such year an amount of P. 742,782 as monetary gain on the unfunded liability and deferred P.3,910,691, which represented the difference between the amount credited to income and the full monetary gain on the unfunded liability. For 1996, the Company did not defer the monetary gain for such year, as the rates used in the actuarial study were similar to actual inflation for 1996, and amortized P. 204,748 of the monetary gain deferred in 1995. The monetary gain deferred in 1995 is being amortized in 12 years. In 2004, 2003 and 2002, the Company amortized P. 336,907 each year, on the monetary gain deferred in 1995. At December 31, 2004, the balance pending of amortization was P. 1,010,716 (P. 1,347,623 in 2003).

Brazil

Defined Contribution Plan:

	2004
Beginning balance at August 1 - unfunded liability (*)	P.	595,096
Plus – adjustments for percentage yield on plan assets		317,244
Less – payments during the year		(148,882)
Effect of inflation		(24,638)

Ending balance	P.	738,820

Total expense:
Matching contribution plus risk benefits	P.	36,712

(*)	The unfunded liability of P. 655,369 as of January 1, 2004 represented the amount due by the plan sponsor for the participants that migrated from the defined benefit plan to the defined contribution plan. This liability is being amortized over a period of 20 years from January 1, 1999 (according to a specific cash flow schedule). Any unpaid balance is adjusted monthly based on the return on the portfolio assets at that time, subject to a minimum increase based on the General Price Index (IGP-DI) plus 6% p.a.

Plan assets

Pension assets totaled P. 5,240,894 at December 31,2004. The Telos fund managers seek to match the plan assets with benefit obligations over the long-term. Brazilian pension funds are subject to certain restrictions relating to their ability to invest in foreign assets and consequently, the funds primarily invest in Brazilian securities. Under its current investment strategy, pension assets of Telos are allocated with a goal to achieve the following distribution:

•	10% in nominal bonds to guarantee the short-term liabilities

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2004 and 2003

(In thousands of Mexican pesos with purchasing power at December 31, 2004)

•	75% in inflation-indexed bonds to guarantee the long-term liabilities

•	10% in stocks to hedge an unexpected decrease in the long-term real interest rate

•	5% in real estate as a strategy of diversification

•	seek the duration and convexity matching between its assets and liabilities

The asset allocation of plan assets at December 31, 2004 by asset category is as follows:

	Defined Benefit Plan	Defined Contribution Plan	Medical Plan	Total
Fixed income	78%	96%	99%	86%
Stocks	14%			8%
Real state	7%			4%
Beneficiary loans	1%	4%	1%	2%

Total	100%	100%	100%	100%

Telos has determined the overall expected long-term rate of return on assets of 6.0% based on historical returns and the extent to which adjustments were made to those historical returns, and how those adjustments were determined.

Estimate future benefits payments

The following benefits payments, which reflect expected future service, as appropriate, are expected to be paid:

Years	Defined Benefit Plan		Medical Plan		Total per year
2005	P.	399,641	P.	64,812	P.	464,453
2006		415,394		71,742		487,136
2007		431,317		79,355		510,672
2008		447,354		87,686		535,040
2009		464,151		96,708		560,859
2010 to 2014		2,570,334		645,804		3,216,138

Total	P.	4,728,191	P.	1,046,107	P.	5,774,298

Concentrations of Risk

Certain financial instruments potentially subject the Company to concentrations of credit risk. These financial instruments consist primarily of trade receivables and temporary cash investments. The Company places its temporary cash investments with high credit quality financial institutions and, by policy, limits the amount of credit exposure to any financial institution.

Approximately 30% of Embratel’s employees are affiliated with state and/or municipal labor unions (Sindicato dos Trabalhadores das Empresas de Telecomunicação, known as Sinttel), which is associated with the Federação Nacional dos Trabalhadores em Empresas de Telecomunicações e Operadores de Mesas Telefônicas, known as Fenattel, or with the Federação Interestadual dos Trabalhadores em Empresas de Telecomunicações, known as Fittel, with which labor agreements are negotiated. Approximately 0.3%, 18% and 1.4% of the employees of BrasilCenter, Star One and Vésper, respectively, are associated with labor unions.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2004 and 2003

(In thousands of Mexican pesos with purchasing power at December 31, 2004)

Labor agreements are negotiated for BrasilCenter employees with the state labor unions of each of the five different states where BrasilCenter operates, and for Star One employees with the labor union of the state of Rio de Janeiro. Labor agreements are negotiated for Vésper employees with the labor unions of the state of Rio de Janeiro and São Paulo. Embratel’s relationship with its employees and their union are generally good. Embratel has not experienced a work stoppage that has had a material effect on our operations for many years. The labor agreements with all of our employees have two-year term, except the labor agreement with BrasilCenter employees in the cities of Ribeirão Preto, Juíz de Fora and Rio de Janeiro. For the labor agreements with two-year term, some economic issues (e.g., salaries and benefits) pertaining to the labor agreements are subject to revision after 12 months. Currently, the labor agreements for employees of BrasilCenter, Embratel and Vésper are effective.

There is no concentration of available sources of labor, services, concessions or rights, other than those mentioned above, that could, if suddenly eliminated, severely impact the Company operations.

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

The fair value of total debt, excluding capital leases, is estimated using discounted cash flow analyses based on current borrowing rates offered to the Company for debt of the same remaining maturities and the market value for the convertible senior debentures and senior notes at December 31, 2004 and 2003. As of December 31, 2004, the carrying value of total debt is P. 88,572,414 (P. 70,079,624 at December 31, 2003) and the fair value is P. 90,060,874 (P. 73,525,361 at December 31, 2003).

Business combinations and goodwill and other intangible assets:

In June 2001, the Financial Accounting Standards Board (FASB) issued Statements of Financial Accounting Standards No. 141, (“SFAS 141”), “Business combinations,” and No. 142 (“SFAS 142”), “Goodwill and other intangible assets,” effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives. The application of this pronouncement did not have any effect on the Company’s financial position or on its results of operations.

Reporting comprehensive income:

Cumulative effects of the deficit from restatement of stockholders’ equity, deferred taxes on the difference between indexed cost and replacement cost, effect of available for sale securities and effect of translation of foreign entities, as adjusted for U.S. GAAP purposes, included in comprehensive income at December 31, 2004, decreased (increased) stockholders’ equity by P. 39,902,814, P. 2,071,791, P.1,104,876 and P. (769,322), respectively.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2004 and 2003

(In thousands of Mexican pesos with purchasing power at December 31, 2004)

Cumulative effects of the deficit from restatement of stockholders’ equity and deferred taxes on the difference between indexed cost and replacement cost, as adjusted for U.S. GAAP purposes, included in comprehensive income at December 31, 2003, decreased stockholders’ equity by P. 37,736,330 and P. 4,806,070, respectively.

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

As of December 31, 2004 and 2003, the differences in accounting for derivative instruments between Mexican and U.S. GAAP, as they relate to the Company, resulted in certain adjustments in the reconciliation of net income and the reconciliation of stockholder’s equity to U.S. GAAP, which are explained as follows:

•	Under Bulletin C-2, interest rate swaps negotiated with the intention of hedging interest rate risk on the Company’s indebtedness should be accounted consistently with the underlying hedged item. Mexican GAAP does not permit the recognition of hedge debt instruments at fair value. Accordingly, the estimated fair value of the derivative instrument qualifying as a hedge of an underlying debt instrument is not recognized in the balance sheet and the effects in the income statement are recognized as interest on the debt accrues. Under SFAS 133, the interest swaps did not qualify as a hedge; therefore, the fair value must be recorded in the balance sheet and the changes in fair value recognized directly to earnings.

•	As of December 31, 2004 and 2003, the estimated fair value of those interest rate swaps that were not recognized in the balance sheet under Mexican GAAP were asset of P. 593,139 and P. 193,565, respectively, the effects in earnings have been reflected as a gain (loss) of P. 409,408 in 2004, P. 461,911 in 2003, and (P. 279,026) in 2002 in the reconciliation of net income to U.S. GAAP.

Stock options:

Under Mexican GAAP, TELMEX records no compensation expense with respect to these stock options. Under U.S. GAAP the Company recognizes a compensation expense using the intrinsic value-based method of accounting prescribed by APB Opinion No. 25, “Accounting for stock issued to employees,” as allowed by Statement of Financial Accounting Standards No. 123 (“SFAS 123”), “Accounting for stock based compensation.” Under the intrinsic value method compensation expense is recognized as the differences between the quoted market price at the date of grant and the exercise price paid by the employee. If no payment is required the expense is based on the quoted market price of the Company’s shares on the date of grant.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2004 and 2003

(In thousands of Mexican pesos with purchasing power at December 31, 2004)

Information related to options is summarized below:

Number of stock options (in millions)
Outstanding at January 1, 2002	11.2
Granted	—
Exercised	(0.9)

Outstanding at December 31, 2002	10.3
Granted	11.7
Exercised	(4.3)

Outstanding at December 31, 2003	17.7
Granted	9.0
Exercised	(26.1)

Outstanding at December 31, 2004	0.6

Had compensation cost for stock option plans been recognized using the fair value-based method of accounting at the date of grant for awards in 2004, 2003 and 2002 as defined by SFAS 123, the Company’s U.S. GAAP net income and net income per share would have been as follows:

	Year ended December 31,
	2004		2003		2002
Net income	P.	28,234,653	P.	22,833,267	P.	19,425,470
Stock-based compensation cost included in net income		44,682		(10,469)
Stock-based compensation cost that would have been included in net income if the fair value based method had been applied to all awards		(58,068)		(98,661)
Pro forma net income as if the fair value based method had been applied to all awards	P.	28,221,267	P.	22,724,139	P.	19,425,470
Earnings per share (in pesos):
Basic:
As reported	P.	2.362	P.	1.833	P.	1.496
Pro forma	P.	2.361	P.	1.825	P.	1.496
Diluted:
As reported	P.	2.353	P.	1.786	P.	1.474
Pro forma	P.	2.352	P.	1.777	P.	1.474

For purposes of these pro forma disclosures, the estimated fair value of the options granted is amortized to expense over the options’ vesting period. The fair value for these options was estimated at the date of grant, using a Black-Scholes option pricing model with the following assumptions used for grants in 2004 and 2003: risk-free interest rate of 9.68% and 9.48%; dividend yield of 3.84% and 3.61%; expected volatility factor of 18.5% and 27.0%; and expected option life of 1.0% and 3.2 years, respectively. The fair value of the options at the date of grant in 2004 and 2003 was P. 6.42 and P. 8.19, respectively.

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

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2004 and 2003

(In thousands of Mexican pesos with purchasing power at December 31, 2004)

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

Statement of exchanges of non-monetary assets:

On December 12, 2004 The FASB issued SFAS No. 153 “Statement of exchanges of non-monetary assets”, an amendment of APB Opinion No. 29. This Statement is the result of a broader effort by the FASB to improve the comparability of cross-border financial reporting by working with the International Accounting Standards Board (IASB) toward development of a single set of high-quality accounting standards. This Statement amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. It becomes effective for financial statements for fiscal periods beginning after June 15, 2005. The Company believes that the adoption this FASB will not have impact on its financial position, results of operations or cash flows.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2004 and 2003

(In thousands of Mexican pesos with purchasing power at December 31, 2004)

Summary

Net income, operating income and total stockholders’ equity, adjusted to take into account the material differences between Mexican GAAP and U.S. GAAP, are as follows:

	Year ended December 31,
	2004		2003		2002
Net income as reported under Mexican GAAP	P.	27,835,326	P.	23,614,906	P.	21,402,713
U.S. GAAP adjustments:
Capitalized interest or net financing cost		54,328		103,637		407,478
Depreciation of capitalized interest		(560,081)		(578,050)		(523,656)
Accrued vacation pay				(6,578)		(96,691)
Deferred income tax under U.S. GAAP included in this reconciliation		1,838,341		(268,866)		(308,393)
Deferred employee profit sharing under U.S. GAAP included in this reconciliation		(63,473)		(84,819)		(24,295)
Deferred employee profit sharing		(412,559)		106,245		(118,418)
Pension and seniority premium plan cost		770,465		850,220		718,864
Difference between the restatement of depreciation expense based on specific indexation factors and on the basis of the NCPI		(2,247,562)		(2,102,550)		(2,508,678)
Effect of derivative instruments		409,408		461,911		(279,026)
Stock option plan		(44,682)		10,469		(80,016)
Effects of inflation accounting on U.S. GAAP adjustments		639,391		726,743		835,589
Minority interest on the above U.S. GAAP adjustments		354,476
Minority interest		(338,725)

Total U.S. GAAP adjustments		399,327		(781,638)		(1,977,242)

Net income under U.S. GAAP	P.	28,234,653	P.	22,833,268	P.	19,425,471

Weighted average common shares outstanding (in millions):
Basic		11,953		12,454		12,986
Diluted		12,202		13,101		13,677
Net income per share under U.S. GAAP (in pesos)
Basic	P.	2.362	P.	1.833	P.	1.496
Diluted	P.	2.353	P.	1.786	P.	1.474

After giving effect to the foregoing adjustments for pension plan costs, accrued vacation pay, depreciation of capitalized interest, the difference between the restatement of depreciation expense based on specific indexation factors and on the basis of the NCPI and stock option plan expense; as well as to the reclassification of the employee profit sharing expense and the deferred employee profit sharing expense, operating income under U.S. GAAP totaled P. 38,275,806, P. 37,257,221 and P. 37,381,047, in 2004, 2003 and 2002, respectively.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2004 and 2003

(In thousands of Mexican pesos with purchasing power at December 31, 2004)

	December 31
	2004	2003
Total stockholders’ equity under Mexican GAAP	P. 107,827,699	P. 83,783,206

U.S. GAAP adjustments, net of effects of inflation on monetary items:
Capitalized interest or net financing cost	11,494,505	11,440,177
Accumulated depreciation of capitalized interest or net financing cost	(8,949,344)	(8,389,263)
Deferred income tax on U.S. GAAP adjustments included in this reconciliation	1,635,799	(53,259)
Deferred employee profit sharing on USGAAP adjustments included in this reconciliation	(85,498)	83,619
Deferred employee profit sharing	(7,089,195)	(7,142,820)
Deferred taxes on the difference between the indexed cost and specific indexation factor valuation of fixed assets and inventories	(1,249,395)	(1,192,201)
Pension and seniority premium plan cost	(3,235,956)	(4,343,328)
Difference between the restatement of fixed assets and inventories based on specific indexation factors and on the basis of the NCPI	4,239,874	2,915,000
Effect of derivative instruments	593,139	193,565
Stock option plan	(4,940)	(102,401)
Minority interest on the above U.S. GAAP adjustments	(706,770)
Minority interest	(13,957,810)

Total U.S. GAAP adjustments net	(17,315,591)	(6,590,911)

Total stockholders’ equity under U.S. GAAP	P. 90,512,108	P.77,192,295

Consolidated statements of changes in stockholders’ equity under U.S. GAAP at December 31, 2002, 2003 and 2004, are as follow:

					Retained earnings
	Capital stock		Premium on sale of shares		Legal reserve		Unappropriated		Total		Other accumulated comprehensive income items		Comprehensive income		Total
Balances at January 1, 2002	P.	30,948,729	P.	13,943,026	P.	16,617,874	P.	50,665,017	P.	67,282,891	P.	(51,015,054)			P.	61,159,592
Appropriation of earnings approved at stockholders’ meeting held in April, 2002:
Cash dividends paid at P.0.609 per share.(P.0.545 historical)								(7,887,036)		(7,887,036)						(7,887,036)
Increase in legal reserve						112,385		(112,385)
Cash purchase of Company’s own shares		(664,295)						(6,133,283)		(6,133,283)						(6,797,578)
Stock options exercised (Note 17)		1,550		3,524				9,627		9,627						14,701
Comprehensive income:
Net income for the year								19,425,471		19,425,471			P.	19,425,471		19,425,471
Other comprehensive income items:
Deferred taxes allocated to equity, net of effect of inflation												3,287,254		3,287,254		3,287,254
Effect of labor obligations, net of deferred taxes												(5,982,476)		(5,982,476)		(5,982,476)

Comprehensive income													P.	16,730,249

Balances at December 31, 2002		30,285,984		13,946,550		16,730,259		55,967,411		72,697,670		(53,710,276)				63,219,928
Appropriation of earnings approved at stockholders’ meeting held in April, 2003:
Cash dividends paid at P. 0.647 per share (P. 0.605 historical)								(8,018,201)		(8,018,201)						(8,018,201)
Increase in legal reserve						763,394		(763,394)
Cash purchase of Company’s own shares		(1,165,410)						(10,912,825)		(10,912,825)						(12,078,235)
Stock options exercised (Note 17)		7,426		16,045				44,188		44,188						67,659
Comprehensive income:
Net income for the year								22,833,268		22,833,268			P.	22,833,268		22,833,268
Other comprehensive income items:
Deferred taxes allocated to equity, net of effect of inflation												(381,173)		(381,173)		(381,173)
Effect of labor obligations, net of deferred taxes (Note 7)												11,549,049		11,549,049		11,549,049

Comprehensive income													P.	34,001,144

Balances at December 31, 2003		29,128,000		13,962,595		17,493,653		59,150,447		76,644,100		(42,542,400)				77,192,295
Appropriation of earnings approved at stockholders’ meetings held in April, 2004:
Cash dividends paid at P.0.679 per share.(P.0.665 historical)								(8,144,246)		(8,144,246)						(8,144,246)
Increase in legal reserve						523,204		(523,204)
Cash purchase of Company’s own shares		(1,209,574)						(12,684,009)		(12,684,009)						(13,893,583)
Debt converted into common shares		10,053		6,748,415												6,758,468
Stock options exercised (Note 17)		73,339		138,270				482,801		482,801						694,410
Excess of purchase price over book value of acquired shares of companies under common control								(562,130)		(562,130)						(562,130)
Comprehensive income:
Net income for the year:								28,234,653		28,234,653			P.	28,234,653		28,234,653
Other comprehensive income items:
Deferred taxes allocated to equity, net of effect of inflation												567,795		567,795		567,795
Effect of instruments available for sale												(1,104,876)		(1,104,876)		(1,104,876)
Effect of translation of foreign entities, net												769,322		769,322		769,322

Comprehensive Income													P.	28,466,894

Balances at December 31, 2004	P.	28,001,818	P.	20,849,280	P.	18,016,857	P.	65,954,312	P.	83,971,169	P.	(42,310,159)			P.	90,512,108

The accompanying notes are an integral part of these financial statements.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 27, 2005

TELÉFONOS DE MÉXICO, S.A. De C.V.

By:	/s/ Adolfo Cerezo Pérez
Name:	Adolfo Cerezo Pérez
Title:	Chief Financial Officer

Exhibit Index

Exhibit Number	Description of Exhibit
1.1	Amended and restated bylaws (estatutos sociales) of Teléfonos de México, S.A. de C.V., dated as of April 28, 2005, together with an English translation.

2.1	L Share Deposit Agreement (incorporated by reference to our registration statement on Form F-6 (File No. 333-11362) filed on January 14, 2000).

2.2	Form of A Share Deposit Agreement (incorporated by reference to our registration statement on Form F-6 (File No. 333-12936) filed on November 29, 2000).

2.3	Loan Agreement, dated as of July 15, 2004, among Teléfonos de México, S.A. de C.V., as borrower, the lenders party thereto, Citibank, N.A., as administrative agent, and ABN Amro Bank N.V., BBVA Securities Inc., The Bank of Tokyo-Mitsubishi, Ltd., Caja de Ahorros y Monte de Piedad de Madrid, Citigroup Global Markets Inc., HSBC Securities (USA) Inc., ING Capital LLC and The Bank of Nova Scotia, as Mandated Lead Arrangers.

3.1	Agreement dated December 20, 2000 between Carso Global Telecom, S.A. de C.V. and SBC International, Inc. (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2000 (File No. 1-10749) filed on May 4, 2001).

4.1	Concession dated March 10, 1976 between Teléfonos de México, S.A. de C.V. and the Mexican Ministry of Communications and Transportation, together with an English translation (incorporated by reference to our registration statement on Form F-1 (File No. 033-39893) filed on April 9, 1991).

4.2	Concession Amendment dated August 10, 1990 between Teléfonos de México, S.A. de C.V. and the Mexican Ministry of Communications and Transportation, together with an English translation (incorporated by reference to our registration statement on Form F-1 (File No. 033-39893) filed on April 9, 1991).

4.3	Management Services Agreement dated January 3, 2005 between Teléfonos de México, S.A. de C.V. and Carso Global Telecom, S.A. de C.V. (English translation).

4.4	Management Services Agreement dated January 2, 2001 between Teléfonos de México, S.A. de C.V. and SBC International Management Services Inc. (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2003 (File No. 1-10749) filed on June 28, 2004).

4.5	Amendment, dated January 31, 2005, to Management Services Agreement, dated January 2, 2001, between Teléfonos de México, S.A. de C.V. and SBC International Management Services Inc.

4.6	Stock Purchase Agreement, dated as of April 9, 2005, by and among Verizon Communications Inc., Eli Acquisition, LLC, Global Telecom LLC, Inmobiliaria Inbursa, S.A. de C.V., Promotora Inbursa, S.A. de C.V., Banco Inbursa, S.A. Institucion de Banca Multiple Grupo Financiero Inbursa, Inmobiliaria para el Desarrollo de Proyectos, S.A. de C.V., Orient Star Holdings LLC and Commercial LLC (incorporated by reference to Exhibit 2.1 to Verizon’s Current Report on Form 8-K filed on April 11, 2005).

7.1	Calculation of ratios of earnings to fixed charges.

8.1	List of subsidiaries of Teléfonos de México, S.A. de C.V.

12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Mancera, S.C., to the incorporation by reference into the effective registration statement on Form F-3 of Teléfonos de México, S.A. de C.V. (File No. 333-111040) of its report with respect to the consolidated financial statements of Teléfonos de México, S.A. de C.V., which appears in this Annual Report on Form 20-F.