Form 20-F
period 2005-12-31
TELEFONOS DE MEXICO S A DE C V
filed 2006-06-30
CIK 866213

As filed with the Securities and Exchange Commission on June 30, 2006.

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

Commission File Number: 001-32741

Teléfonos de México, S.A. de C.V.

(Exact name of registrant as specified in its charter)

Telephones of Mexico

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Parque Vía 190, Colonia Cuauhtémoc, 06599 México, D.F., México

(Address of principal executive offices)

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing 20 Series L Shares, without par value (“L Share ADSs”)	New York Stock Exchange

Series L Shares, without par value (“L Shares”)	New York Stock Exchange (for listing purposes only)

8.75% Senior Notes due 2016	New York Stock Exchange

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

American Depositary Shares, each representing 20

Series A Shares, without par value (“A Share ADSs”)

Series A Shares, without par value (“A Shares”)

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d) OF THE ACT: None

The number of outstanding shares of each class of capital or common stock as of December 31, 2005 was:

8,115 million	AA Shares
479 million	A Shares
13,451 million	L Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No    ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒  No    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

i

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

SELECTED FINANCIAL DATA

The selected consolidated financial data set forth below have been derived from our audited consolidated financial statements for each of the five years in the period ended December 31, 2005, which have been reported on by Mancera, S.C., a member of Ernst & Young Global, an independent, registered public accounting firm. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and notes thereto included elsewhere in this Annual Report.

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

Pursuant to Mexican GAAP, in the consolidated financial statements and the selected consolidated financial data set forth below:

•	nonmonetary assets (excluding plant, property and equipment of non-Mexican origin) and stockholders’ equity are restated for inflation based on the Mexican National Consumer Price Index;

•	plant, property and equipment of non-Mexican origin are restated based on the rate of inflation in the country of origin and converted into Mexican pesos using the prevailing exchange rate at the balance sheet date;

•	gains and losses in purchasing power from holding monetary assets and liabilities are recognized in income; and

•	all financial statements are restated in constant pesos as of December 31, 2005.

We have not reversed the effect of inflation accounting under Mexican GAAP in the reconciliation to U.S. GAAP of our net income and stockholders’ equity, except with respect to the methodology for restatement of plant, property and equipment of non-Mexican origin. See Note 19 to our audited consolidated financial statements.

	Year ended December 31,
	2005	2004	2003	2002	2001
	(in millions of constant pesos as of December 31, 2005, except per share data)
Income Statement Data:
Mexican GAAP:
Operating revenues	P.162,948	P.144,677	P.128,955	P.128,987	P.134,924
Operating costs and expenses	114,254	99,962	86,040	84,247	84,044
Operating income	48,694	44,715	42,915	44,740	50,880
Net income	28,999	28,762	24,401	22,116	28,066
Net income per share—Basic(1)(2)	1.231	1.188	0.980	0.851	1.036
Net income per share—Diluted(1)(2)	1.231	1.185	0.953	0.836	0.972
Dividends paid per share(1)(3)	0.370	0.333	0.303	0.273	0.245
Weighted average number of shares outstanding (millions)(2)
Basic	22,893	23,906	24,908	25,972	27,082
Diluted	22,893	24,404	26,202	27,354	28,442
U.S. GAAP:
Operating revenues	P.162,948	P.144,677	P.128,955	P.128,987	P.134,924
Operating costs and expenses	119,398	105,521	90,708	90,361	92,900
Operating income	43,550	39,156	38,247	38,626	42,024
Net income	27,049	29,175	23,594	20,072	24,162
Net income per share—Basic(1)(2)	1.182	1.220	0.947	0.773	0.892
Net income per share—Diluted(1)(2)	1.182	1.216	0.922	0.762	0.835
Dividends paid per share(1)(3)	0.370	0.333	0.303	0.273	0.245

(see footnotes on following page)

	December 31,
	2005		2004		2003		2002		2001
	(in millions of constant pesos as of December 31, 2005, except number of shares and ratios of earnings to fixed charges)
Balance Sheet Data:
Mexican GAAP:
Plant, property and equipment, net	P.	150,577	P.	156,385	P.	131,586	P.	138,481	P.	136,535
Total assets		249,989		261,423		201,910		190,767		187,447
Short-term debt and current portion of long-term debt		14,595		13,634		22,024		12,500		20,891
Long-term debt		76,364		79,406		52,625		62,244		62,424
Total stockholders’ equity		111,348		111,418		86,573		69,127		60,641
Capital stock		27,536		28,934		30,098		31,295		31,980
Number of outstanding shares (millions)(2)
Series AA		8,115		8,127		8,272		8,272		8,614
Series A		479		504		530		578		626
Series L		13,451		15,034		15,416		16,704		17,090
U.S. GAAP:
Plant, property and equipment, net	P.	157,265	P.	164,676	P.	137,771	P.	150,701	P.	161,533
Total assets		258,008		270,247		210,159		204,519		214,008
Short-term debt and current portion of long-term debt		14,595		13,634		22,024		12,500		20,891
Long-term debt		76,364		79,406		52,625		62,244		62,424
Total stockholders’ equity		96,285		93,526		79,763		65,325		63,197
Capital stock		27,536		28,934		30,098		31,295		31,980

Other Data:
Mexican GAAP:
Ratio of earnings to fixed charges(4)		6.9		8.2		7.4		6.5		6.7
U.S. GAAP:
Ratio of earnings to fixed charges(4)		6.3		7.6		6.9		5.8		5.8

(1)	We have not presented net income or dividends on a per ADS basis. Each L Share ADS represents twenty L Shares, and each A Share ADS represents twenty A Shares.
(2)	All amounts have been adjusted to reflect a two-for-one stock split effected on May 25, 2005.
(3)	Nominal amounts. For information on dividends paid per share translated into U.S. dollars, see Item 8. Financial Information—Dividends.
(4)	Earnings for this purpose consist of earnings before provision for income tax but after provision for employee profit sharing, plus fixed charges and depreciation of capitalized interest and minus interest capitalized during the period. Fixed charges for this purpose consist of interest expense plus interest capitalized during the period. Fixed charges do not take into account gain or loss from monetary position or exchange gain or loss attributable to our indebtedness.

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

Period	High		Low		Average(1)		Period End
2001	P.	8.95	P.	9.97	P.	9.33	P.	9.16
2002		9.00		10.43		9.66		10.43
2003		10.11		11.41		10.79		11.24
2004		10.81		11.64		11.29		11.15
2005		10.41		11.41		10.87		10.63

2005:
December		10.41		10.77				10.63

2006:
January		10.44		10.64				10.44
February		10.43		10.53				10.45
March		10.46		10.95				10.90
April		10.86		11.16				11.09
May		10.84		11.31				11.29
June (through June 23)		11.28		11.46				11.44

(1)	Average of month-end rates.

On June 23, 2006, the noon buying rate was P.11.44 to U.S.$1.00.

We will pay any cash dividends in pesos, and exchange rate fluctuations will affect the U.S. dollar amounts received by holders of American Depositary Shares, or ADSs, on conversion by the depositary of cash dividends on the shares represented by such ADSs. Fluctuations in the exchange rate between the peso and the U.S. dollar affect the U.S. dollar equivalent of the peso price of our shares on the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A. de C.V.) and, as a result, can also affect the market price of the ADSs.

RISK FACTORS

Risks Relating to Our Business Generally

Increasing competition in Mexico, Brazil and the other countries in which we operate could adversely affect our revenues and profitability

We face significant competition in Mexico, Brazil and the other countries in which we operate, which could result in decreases in current and potential customers, revenues and profitability. Governmental authorities in many of these countries continue to grant new licenses and concessions to new market entrants, which results in increased competition in those countries. In addition, technological developments are increasing cross-competition in certain markets, such as between wireless providers and fixed-line operators.

In Mexico, competition in local service, principally from wireless service providers, has been developing since 1999. In December 2005, there were approximately 47.5 million cellular lines in service, compared with approximately 19.5 million fixed lines in service (18.4 million of which are part of our network). At present, 20 fixed-line local operators have been granted licenses, primarily in Mexico City, Guadalajara, Monterrey, Puebla and other large and medium-sized cities.

We have also begun to face new competition in Mexico from cable television providers, who have been authorized by the Communications Ministry (Secretaría de Comunicaciones y Transportes) to provide voice-transmission services to local fixed-line telecommunications operators and data and broadband Internet services to the Mexican public. In addition, in April 2006, the Mexican Congress amended the Federal Telecommunications Law (Ley Federal de Telecomunicaciones) and the Federal Radio and Television Law (Ley Federal de Radio y Televisión) to allow radio and television broadcasting companies to apply for authorizations to provide telecommunications services.

The effects of competition on our business are highly uncertain and will depend on a variety of factors, including economic conditions, regulatory developments, the behavior of our customers and competitors and the effectiveness of measures we take.

Dominant carrier regulations and other regulatory developments could hurt our business by limiting our ability to pursue competitive and profitable strategies

Our business is subject to extensive regulation, and it can be adversely affected by changes in law, regulation or regulatory policy. The Competition Commission (Comisión Federal de Competencia) has determined that we are a dominant provider of certain telecommunications services, and Mexican law provides for the regulatory authorities to impose additional regulations on a dominant provider. In the past several years, the Competition Commission and the Mexican Federal Telecommunications Commission (Comisión Federal de Telecomunicaciones, or Cofetel) have adopted resolutions and regulations that apply specifically to us as a dominant carrier. We have successfully challenged these resolutions and regulations in Mexican federal court. We cannot predict whether the Competition Commission or Cofetel will issue new resolutions or regulations that are substantially similar to those that were challenged successfully, and if so, whether our judicial challenges will be successful in the future. We believe that if dominant carrier regulations are eventually implemented, the new rules and the related regulatory procedures will reduce our flexibility to adopt competitive tariff policies.

World Trade Organization dispute settlement between the United States and Mexico has resulted in changes in regulation that may affect our business

In August 2000, the United States initiated a World Trade Organization dispute settlement against Mexico regarding alleged illegal barriers to competition in the Mexican telecommunications market. In June 2004, the United States and Mexico reached an agreement under which Mexico has eliminated its uniform settlement rate system, its proportional return system and its requirement that the Mexican carrier with the greatest share of outgoing traffic to a particular country negotiate the settlement rate on behalf of all Mexican carriers for that country. Mexico also agreed to introduce new regulations authorizing the resale of outgoing international long distance service. In August 2005, Mexico adopted regulations authorizing resale of outgoing international long distance service and domestic long distance service. We expect that these new regulations will likely affect our business and competition in the future and will put downward pressure on the prices we charge our customers for those services.

Shifting usage patterns could adversely affect our revenues

Our fixed-line network services face increasing competition due to shifting usage patterns resulting from the adoption of popular new technologies, including wireless devices for voice and other communications, and the subsequent substitution of these technologies for fixed-line phones. For example, we estimate that an increasing proportion of calls that previously would have been made over our fixed-line network are now being made on wireless telephones and voice over IP services outside our network, for which we receive no revenue. There can be no assurance that this process will not adversely affect our traffic volume and our results of operations.

We have invested in countries in which we have limited experience, and we may be unsuccessful in addressing the new challenges and risks they present

We have invested in a growing number of telecommunications businesses outside our historical core activity of providing fixed-line telecommunications services in Mexico, and we plan to continue to do so in the rest of Latin America. These investments have been made in some countries in which we have little experience and may involve risks to which we have not previously been exposed. Some of the investments are in countries that may present different or greater risks than Mexico, such as Brazil, Chile, Argentina, Peru and Colombia. We also have agreed to make a substantial investment in Venezuela. We cannot assure you that these investments will be successful.

Risks Relating to Our Controlling Shareholder and Capital Structure

We are controlled by one shareholder

A majority of the voting shares of our company (71.0% as of May 11, 2006) is owned by Carso Global Telecom, S.A. de C.V., or Carso Global Telecom, which is controlled by Carlos Slim Helú and members of his immediate family who, taken together, own a majority of the common stock. Carso Global Telecom has the effective power to designate a majority of the members of our Board of Directors and to determine the outcome of other actions requiring a vote of the shareholders, except in very limited cases that require a vote of the holders of L Shares.

The protections afforded to minority shareholders in Mexico are different from those in the United States

Our bylaws provide that any controversy between us and our shareholders will be governed by Mexican law and that our shareholders will submit to the jurisdiction of Mexican courts for any proceedings in respect thereof. Under Mexican law, the protections afforded to minority shareholders are different from those in the United States. In particular, the case law concerning fiduciary duties of directors is not well developed, there is no procedure for class actions, there are different procedural requirements for bringing shareholder lawsuits and there are different discovery rules. As a result, in practice it may be more difficult for minority shareholders of Telmex to enforce their rights against us or our directors or controlling shareholder than it would be for shareholders of a U.S. company.

We engage in transactions with related parties that may create the potential for conflicts of interest

We engage in transactions with certain subsidiaries of Grupo Carso, S.A. de C.V., or Grupo Carso, and Grupo Financiero Inbursa, S.A. de C.V., or Grupo Financiero Inbursa. Transactions with subsidiaries of Grupo Carso include the purchase of network construction services and materials, and transactions with Grupo Financiero Inbursa include banking services and insurance. We also have ongoing operational relationships with América Móvil, S.A. de C.V., or América Móvil, which is controlled by América Telecom, S.A. de C.V., or América Telecom. América Telecom, Carso Global Telecom, Grupo Carso and Grupo Financiero Inbursa are controlled by Carlos Slim Helú and members of his immediate family who, taken together, own a majority of the common stock of each company.

We also make investments jointly with related parties, sell our investments to related parties and buy investments from related parties. On April 3, 2006, we announced that América Móvil and we had together entered into an agreement with Verizon Communications, Inc., or Verizon, to acquire through an equally-owned joint venture Verizon’s 28.5% equity interest in Compañía Anónima Nacional Teléfonos de Venezuela for an aggregate purchase price of U.S.$676.6 million in cash. Another recent investment transaction with a related party includes our investment in the equity securities of MCI, Inc., which we and others who may be deemed to be under common control with us sold to Verizon in May 2005.

Our transactions with related parties may create the potential for conflicts of interest.

Holders of L Shares and L Share ADSs have limited voting rights

Our bylaws provide that holders of L Shares are not permitted to vote except on such limited matters as the transformation or merger of Telmex or the cancellation of registration of the L Shares with the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) or any stock exchange on which they are listed. If you hold L Shares or L Share ADSs, you will not be able to vote on most matters, including the declaration of dividends, that are subject to a shareholder vote in accordance with our bylaws.

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

You may not be entitled to preemptive rights

Under current Mexican law, if we issue new shares for cash as part of a capital increase, we generally must grant our shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage in Telmex. Rights to purchase shares in these circumstances are known as preemptive rights. We may not legally be permitted to allow holders of ADSs or holders of L Shares or A Shares in the United States to exercise any preemptive rights in any future capital increase unless we file a registration statement with the U.S. Securities and Exchange Commission, or SEC, with respect to that future issuance of shares. At the time of any future capital increase, we will evaluate the costs and potential liabilities associated with filing a registration statement with the SEC and any other factors that we consider important to determine whether we will file such a registration statement.

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

Under the new Mexican Securities Market Law, preemptive rights will not arise upon the sale of newly issued shares in a public offering or the resale of shares of capital stock previously repurchased by us. See Item 10. Additional Information—Bylaws and Mexican Law—Preemptive Rights.

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

Risks Relating to Developments in Mexico, Brazil and Other Countries

Economic and political developments may adversely affect our business

Our business operations and assets are principally located in Mexico. As a result, our business may be significantly affected by the general condition of the Mexican economy, by devaluation of the peso, by inflation and high interest rates in Mexico and by political developments in Mexico. We also have substantial operations and assets in Brazil and our business may be affected by economic and political developments in Brazil.

Mexico has experienced adverse economic conditions

In the past, Mexico has experienced both prolonged periods of weak economic conditions and deterioration in economic conditions that have had a negative impact on our company. If the Mexican economy falls into a recession or if inflation and interest rates increase significantly, our business, financial condition and results of operations could suffer material adverse consequences because, among other things, demand for telecommunications services may decrease and consumers may find it difficult to pay for the services we offer.

Depreciation or fluctuation of the currencies in which we conduct operations relative to the U.S. dollar could adversely affect our financial condition and results of operations

We are affected by fluctuations in exchange rates.

Changes in the value of the various currencies in which we conduct operations against the Mexican peso or changes in the value of the Mexican peso or the various currencies in which we conduct operations against the U.S. dollar may result in exchange losses or gains on our indebtedness and accounts payable. At December 31, 2005, our U.S. dollar-denominated indebtedness amounted to P.81,978 million. In 2005, the peso appreciated against the U.S. dollar by 4.9% and the real appreciated against the U.S. dollar by 11.8%, but our gain was more than offset by losses on hedges we had entered into to minimize our exposure to the U.S. dollar. As a result, we had a foreign exchange loss of P.3,787 million. In 2004, the peso depreciated against the U.S. dollar at year-end by approximately 0.3%, but our loss in Mexico was more than offset by a gain at our non-Mexican subsidiaries, particularly Embratel Participações S.A. As a result, we had a net foreign exchange gain of P.27 million. In addition, currency fluctuations between the Mexican peso and the currencies of our non-Mexican subsidiaries affect our results as reported in Mexican pesos. Currency fluctuations may continue to affect our financial income and expense and our revenues from international settlements.

Major devaluation or depreciation of any such currencies may also result in disruption of the international foreign exchange markets and may limit our ability to transfer or to convert such currencies into U.S. dollars and other currencies for the purpose of making timely payments of interest and principal on our indebtedness. While the Mexican government does not currently restrict, and for many years has not restricted, the right or ability of Mexican or foreign persons or entities to convert pesos into U.S. dollars or to transfer other currencies out of Mexico, the government could institute restrictive exchange rate policies in the future. The Brazilian government may impose temporary restrictions on the conversion of Brazilian reais into foreign currencies and on the remittance to foreign investors of proceeds from investments in Brazil. Brazilian law permits the government to impose these restrictions whenever there is a serious imbalance in Brazil’s balance of payments or reasons to foresee a serious imbalance.

High levels of inflation and high interest rates in Mexico could adversely affect our financial condition and results of operations

Mexico has experienced high levels of inflation and high domestic interest rates. The annual rate of inflation, as measured by changes in the Mexican National Consumer Price Index, was 3.3% for 2005. Inflation for the first quarter of 2006 was 0.87%. If Mexico experiences high levels of inflation, our profitability could be adversely affected, and more generally, high inflation might result in lower demand or lower growth in demand for telecommunications services. Brazil has also experienced high levels of inflation and high interest rates, which can adversely affect our performance.

Developments in the U.S. economy may adversely affect our business

Economic conditions in Mexico are heavily influenced by the condition of the U.S. economy due to various factors, including commercial trade pursuant to the North American Free Trade Agreement, U.S. investment in Mexico and emigration from Mexico to the United States. Events and conditions affecting the U.S. economy may adversely affect our business, results of operations, prospects and financial condition.

Developments in other emerging market countries may adversely affect the market price of our securities

The market value of securities of Mexican companies is, to varying degrees, affected by economic and market conditions in other emerging market countries. Although economic conditions in such countries may differ significantly from economic conditions in Mexico, investors’ reactions to developments in any of these other countries may have an adverse effect on the market value of securities of Mexican issuers. In October 1997, prices of both Mexican debt securities and Mexican equity securities dropped substantially, precipitated by a sharp drop in value of Asian markets. Similarly, in the second half of 1998, prices of Mexican securities were adversely affected by the economic crises in Russia and Brazil. The market value of our securities could be adversely affected by events elsewhere, especially in emerging market countries.

Political events in Mexico could adversely affect Mexican economic policy and our operations

The next Mexican presidential election, which will be held in July 2006, will result in a change in administration, as presidential reelection is not permitted in Mexico. The presidential race likely will be highly contested among a number of different parties, including the Institutional Revolutionary Party, the National Action Party and the Democratic Revolution Party, each with its own political platform. As a result, we cannot predict which party will prevail in the elections or whether changes in Mexican governmental policy will result from a change in administration. Such changes may adversely affect economic conditions in Mexico or our business and therefore our results of operations and financial position.

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

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports to the U.S. Securities and Exchange Commission, or SEC, on Form 6-K, in our annual report to shareholders, in offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to analysts, investors, representatives of the media and others. Examples of such forward-looking statements include:

•	projections of operating revenues, net income (loss), net income (loss) per share, capital expenditures, dividends, capital structure or other financial items or ratios;

•	statements of our acquisition or divestiture plans;

•	statements about the impact of our acquisition of businesses outside of Mexico;

•	statements of our plans, objectives or goals relating to competition, regulation and rates;

•	statements about the escalation of competition in the business sectors in which we operate;

•	statements about our future financial performance or the economic performance of Mexico, Brazil or other countries;

•	statements about the exchange rates between Mexican pesos and foreign currencies;

•	statements about the future impact of regulations; and

•	statements of assumptions underlying such statements.

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

Item 4. Information on the Company

GENERAL

Overview

We own and operate the largest telecommunications system in Mexico, where we are the only nationwide provider of fixed-line telephony services and the leading provider of fixed local and long distance telephone services. We also provide other telecommunications and telecommunications-related services such as corporate networks, Internet services, directory services, information network management, telephone equipment sales, satellite services, paging services and interconnection services to other carriers. Since February 2004, we have offered voice, data and Internet services in Brazil, Chile, Argentina, Peru and Colombia.

In Mexico, we have developed a multi-service network in which more than 90% of the lines have the capacity to provide simultaneous transmission of voice and data through a broadband connection. That network capability allowed us to increase the number of Prodigy Infinitum customers by 84.4% in 2005 to 1,033 thousand. At the same time, we are extending our telephone and Internet services to remote areas. Through e-Mexico, we are participating in a government-sponsored program that extends high-speed Internet access to over 4,000 digital community centers in over 3,200 towns. We are the only company participating in the Fondo de Cobertura Social, through which we provide voice and Internet services to over 550 additional communities.

In 2005, we introduced a monthly service plan that includes local calls, long distance minutes and Internet access to small and medium-sized businesses as well as residential customers. Paquete Telmex integrates 100 additional local calls (in addition to the first 100 free local calls that are included in local residential service), preferential domestic and international long distance rates and Internet access through Prodigy Infinitum. Paquete Telmex was an important component of the 2005 growth of our Prodigy Infinitum customer base.

Outside Mexico, we have focused on restructuring and integrating our international operations. In October 2005, we transferred to Embratel Participações S.A., or Embratel, 100% of the capital stock of Telmex do Brasil Ltda., or Telmex do Brasil, and our 37.1% interest in Net Serviços de Comunicação S.A., or Net, in exchange for new voting stock of Embratel, thereby consolidating our holdings in Brazil and creating commercial and operating synergies. See —Non-Mexican Operations—Brazil—Embratel Participações. In addition, we took steps to offer better and more integrated telecommunications services to our customers throughout Latin America. In 2005, we improved operating efficiencies in our international operations by implementing a management model similar to the one we use in Mexico. In coming years we will continue to increase our presence outside Mexico in order to strengthen our competitive position in the global environment.

We are a Mexican corporation headquartered in Mexico City, D.F., Mexico. Our legal name is Teléfonos de México, S.A. de C.V., and we frequently refer to ourselves commercially as Telmex. Our principal executive offices are located at Parque Vía 190, Colonia Cuauhtémoc, 06599 México, D.F., México. Our telephone number at this location is (52) 55 5703-3990.

History

We were formed in 1947 under private foreign ownership to acquire the Mexican telephone business of a wholly owned subsidiary of the LM Ericsson group of Sweden. In 1950, we acquired the Mexican telephone business of a wholly owned subsidiary of the International Telephone and Telegraph Company, which operated the only other national telephone network in Mexico at that time. In 1972, the

Mexican federal government acquired the majority of our capital stock. In December 1990, the Mexican government sold shares representing voting control of our company. The Mexican government sold the balance of its shares in a series of transactions beginning in May 1991. In September 2000, we spun off our Mexican wireless business and other operations to América Móvil, S.A. de C.V., or América Móvil, a new Mexican corporation. Beginning in 2004, we expanded our operations outside Mexico through a series of acquisitions. As a result, we provide voice, data and Internet services in Brazil, Chile, Argentina, Peru and Colombia.

Significant Subsidiaries and Investees

The following table sets forth our significant subsidiaries and investees accounted for using the equity method:

Name of Company	Jurisdiction of Establishment	Percentage of Ownership and Voting Interest	Description
Controladora de Servicios de Telecomunicaciones, S.A. de C.V.	Mexico	100.0%	Intermediate holding company

Alquiladora de Casas, S.A. de C.V.	Mexico	100.0%	Real estate company owning our facilities

Anuncios en Directorios, S.A. de C.V.	Mexico	100.0%	Producer of yellow pages directories

Compañía de Teléfonos y Bienes Raíces, S.A. de C.V.	Mexico	100.0%	Real estate company owning our facilities

Consorcio Red Uno, S.A. de C.V.	Mexico	100.0%	Supplier of telecommunications network integration services and information systems

Teléfonos del Noroeste, S.A. de C.V.	Mexico	100.0%	Fixed-line network concessionaire for the state of Baja California Norte and the San Luis Rio Colorado region of the state of Sonora

Uninet, S.A. de C.V.	Mexico	100.0%	Provider of corporate networks services and Internet access to Telmex and corporate customers

Telmex USA, L.L.C.	Delaware	100.0%	Authorized reseller of long distance services and holder of FCC authorization to provide facility-based long distance services in the United States

Name of Company	Jurisdiction of Establishment	Percentage of Ownership and Voting Interest	Description
Embratel Participações S.A.	Brazil	97.3%(1)	Intermediate holding company of subsidiary that provides domestic and international long distance, local and data services in Brazil

Telmex do Brasil, Ltda.	Brazil	97.3%(2)	Provider of telecommunications services to corporate customers in Brazil

Net Serviços de Comunicação S.A.	Brazil	31.0%(2)(3)(4)	Provider of cable television and local telephone services and bidirectional broadband Internet access in Brazil

Empresa Brasileira de Telecomunicações S.A. – EMBRATEL	Brazil	96.3%(1)(2)	Provider of domestic and international long distance, local and data services in Brazil

Star One S.A.	Brazil	77.1%(2)	Provider of satellite services in Brazil

PrimeSys Soluções Empresariais S.A.	Brazil	96.3%(2)	Provider of high level value-added services, such as net integration and outsourcing

Telmex Chile Holding, S.A.	Chile	100.0%	Holding company for assets acquired from AT&T Latin America Corp. in Chile

Telmex Corp. S.A. (formerly Chilesat Corp S.A.)	Chile	99.7%	Intermediate holding company whose subsidiaries provide long distance, Internet and data network services in Chile

Techtel-LMDS Comunicaciones Interactivas, S.A.	Argentina	100.0%	Provider of wireless voice, data and video transfer services and local and long distance fixed-line voice services in Argentina

Telmex Argentina S.A.	Argentina	100.0%	Provider of telecommunications services to corporate customers in Argentina

Metrored Telecomunicaciones S.R.L.	Argentina	100.0%	Provider of data services in Argentina

Telmex Colombia S.A.	Colombia	100.0%	Provider of telecommunications services to corporate customers in Colombia

Telmex Perú S.A.	Peru	100.0%	Provider of telecommunications services to corporate customers in Peru

Grupo Telvista S.A. de C.V.	Mexico	45.0%(3)	Provider of telemarketing services in the United States and Mexico

(1)	Corresponds to Telmex’s voting interest. Our effective ownership of the total capital of Embratel Participações S.A. is 72.3% and of Empresa Brasileira de Telecomunicações S.A. – EMBRATEL is 71.6%.
(2)	Corresponds to Telmex’s indirect interest, held through Embratel Participações S.A.
(3)	Investments accounted for using the equity method.
(4)	Corresponds to interest in total capital.

MEXICAN OPERATIONS

At March 31, 2006, we had 18.7 million local fixed lines in service in Mexico, up 6.4% over March 31, 2005. In long distance services, we estimate that during December 2005, our share of traffic in cities open to competition was 80.5% for domestic long distance and 74.0% for international long distance calls originating in Mexico.

Of our revenues from our Mexican operations in 2005, 44.8% was attributable to local service, 21.8% to long distance service, 14.0% to interconnection, 8.3% to corporate networks and 6.5% to Internet services. Other services, including yellow pages and equipment sales, accounted for 4.6% of revenues.

Overview

The following table gives selected data on the size and usage of our Mexican network:

	December 31,
	2005	2004	2003	2002	2001
Lines in service (thousands)	18,375	17,172	15,683	14,446	13,372
Internet access accounts (thousands)	2,116	1,741	1,452	1,165	913
Billed line equivalents for data transmission (thousands)	2,011	1,517	1,139	1,229	1,025
Lines in service per employee	399.6	371.2	331.4	301.2	272.8
Domestic long distance call minutes for the year (millions)	17,853	16,700	15,376	14,347	14,251
International long distance call minutes for the year (millions)(1)	7,131	6,297	4,513	4,922	4,404
Total local calls (millions)	26,680	26,782	26,625	25,679	25,567
Prepaid telephone service cards sold (millions)	258	273	279	274	268

(1)	Includes incoming and outgoing traffic.

Local Service

We are a leading provider of local telephone service in Mexico. We provide local telephone service to 22,164 communities throughout Mexico. Of all lines in service, 39.0% are in the Mexico City, Monterrey and Guadalajara areas, and 28.4% are in the Mexico City area alone. We provide service to 10,912 rural communities, exceeding our obligations to extend services to rural areas.

Local traffic in 2005 decreased by 0.4% compared to 2004, for a total of 26,680 million calls. The decrease in billed traffic in 2005 was attributable primarily to the competition of cellular service.

Our charges for fixed-line local telephone service include (a) installation charges, (b) monthly line rental charges, (c) monthly measured service charges, (d) digital services and (e) charges for other services, such as the transfer of a line to another address and reconnection. Residential customers pay a fixed charge per local call in excess of a monthly allowance of 100 local calls, and commercial customers pay for every local call at the same fixed rate per call. We estimate that in any given month approximately 58.4% of residential customers made fewer than 100 local calls per month on average in 2005. The concession we hold to operate a public network for basic telephone services (the Concession) permits but does not require us to base our charges on the duration of each call, with a monthly allowance of free calls or call minutes for residential customers. We currently do not charge by duration of invoiced calls in any region, except in the case of prepaid services.

In February 2006, to promote local service among our residential customers we introduced a plan called “Home Line” (Línea Hogar), for which we charge a monthly line rental fee, which includes a monthly allowance of 200, 300 or 400 calls.

In October 2005, we announced that we would not increase rates for local telephone service during 2006. No rate increases have been made since March 2001.

Domestic Long Distance Service

We are the leading provider of domestic long distance telecommunications services in Mexico. Our domestic long distance transmission network consists of close to 28,400 kilometers of optical fiber connecting Mexico’s major cities, and includes secondary branches and additional transmission rings around Mexico City designed to avoid network congestion.

Domestic long distance traffic increased by 6.9% in 2005. The increase in minutes, which totaled 17,853 million at the end of 2005, was attributable to the higher number of lines in service, an increase in Lada 100 customers and an increase in the number of calls we terminate for other telecommunications operators.

Our charges for domestic long distance service are based on call duration and the type of service, i.e., direct-dial or operator-assisted. In October 2005, we announced that we would not increase our nominal rates for domestic long distance service in 2006. Our nominal rates for domestic long distance service have remained unchanged since March 1999.

We offer a variety of domestic long distance discount plans that reduce the effective rates paid by our customers based on volume, time of use or other factors. High volume corporate clients pay P.1.00 per minute, which represents a discount of up to 55.9% from our nominal rate, while other customers that maintain service with us receive discounts of up to 39%, as well as a 50% discount on calls made between 8:00 p.m. and 7:59 a.m. from Monday to Saturday and all day Sunday. “Lada 100” offers a monthly package of 200 domestic long distance minutes for P.100.

In 2005, we introduced a plan called “Lada America” (Lada América), which allows residential and commercial customers to make domestic long distance calls for P.1.00 per minute and international long distance calls to the rest of North America and all of Central and South America for P.2.00 per minute for a monthly fee of P.189. In April 2006, we had 19,551 Lada America subscribers.

International Long Distance Service

We are the leading provider of international long distance telecommunications services in Mexico. International long distance traffic with the United States, Canada, Central America and other countries is carried by a combination of the fiber optic network, microwave transmission, satellite systems and submarine cable. See —Network.

International long distance traffic increased by 13.2% in 2005. The increase in minutes, which totaled 7,131 million at the end of 2005, was due primarily to an increase in incoming traffic.

Charges for international long distance calls are based on type of service, call duration and the region of the world called. In October 2005, we announced that we would not increase our nominal rates for international long distance service in 2006. Our nominal rates for international long distance service have remained unchanged since March 1999. Customers receive a 33.3% discount on calls made to the United States and Canada between 7:00 p.m. and 6:59 a.m. from Monday to Friday, all day Saturday, and between 12:00 a.m. and 4:59 p.m. on Sunday. More recently, we have introduced “Favorite Lada

Destinations” (Lada Favorito), a plan offering discounts on calls to cities in the United States pre-selected by customers. In July 2004, we launched “Lada 100 International,” which offers 100 minutes per month to the United States and Canada for P.200.

Bilateral agreements with foreign carriers govern the rates of our payment to foreign carriers for completing international calls from Mexico and by foreign carriers to us for completing international calls to Mexico. The rates of payment under such agreements are negotiated with each foreign carrier. Settlements among carriers are usually made monthly on a net basis, but sometimes they are made on a weekly basis. Settlement amounts payable to us in respect of calls from the United States to Mexico generally exceed amounts payable by us in respect of calls from Mexico to the United States. As a result, we receive monthly net settlement payments from U.S. carriers. We make monthly net settlement payments to other international carriers taken as a whole.

The international settlement rates that U.S. carriers pay to foreign carriers have been subject to intense downward pressure due to competition and regulatory factors, including initiatives by the United States government. Since 1999, there has been a cumulative reduction of 79.5% in our settlement rates with U.S. carriers. Until July 2004, Mexican regulations required that (i) all carriers pay the same rates, (ii) incoming international calls be distributed among the Mexican carriers in proportion to the outgoing calls they originated and (iii) the Mexican carrier with the largest market share on a particular international route negotiate rates for all Mexican carriers on that route. In August 2004, however, Mexico eliminated its uniform settlement rate system, its proportional return system and its requirement that the Mexican carrier with the greatest share of outgoing traffic to a particular country negotiate the settlement rate on behalf of all Mexican carriers for that country.

In 2005, we paid U.S.$0.0301 per minute for northbound (Mexico to the United States) calls and received an average rate of U.S.$0.0486 per minute for settling international calls. In 2004, we paid U.S.$0.037 per minute for northbound calls and received an average rate of U.S.$0.059 per minute for settling international calls. We are in the process of negotiating with most of the U.S. carriers new settlement rates for the period beginning January 1, 2006.

We believe that an unauthorized practice in Mexico referred to as international bypass was primarily responsible for the decline in the number of minutes of our international long distance traffic from 2000 to 2003. International bypass occurs when incoming international calls are carried over leased lines and then connected to the public switched network in Mexico. In the past, companies engaged in international bypass because international settlement rates to terminate traffic in Mexico were generally higher than rates for terminating domestic Mexican long distance traffic. The unreported international traffic negatively impacted our revenues by diminishing both the settlement payments we received and our share of the proportional return on incoming traffic. Because each Mexican carrier is now free to negotiate settlement rates with each foreign carrier, this form of bypass has disappeared.

Our international long distance revenues are affected by the use of voice over IP, or VoIP, technology, which transmits ordinary telephone calls over the Internet. Because outgoing and incoming international long distance calls made through VoIP services bypass our network, we do not receive the international long distance service revenues that we would otherwise receive, such as revenues generated from billed minutes and termination fees.

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

We believe that our interconnection revenues have been affected by a practice we call local bypass, in which incoming international calls are routed from domestic long distance carriers to local lines other than ours and then connected to our local network for termination. As a result of Mexico’s “bill and keep” system, under which local carriers do not pay interconnection fees to other local carriers, we do not receive an interconnection fee from these calls. Without local bypass, we would receive a domestic termination fee for completing these incoming calls. Though we have agreed with most local and long distance carriers to request regulatory intervention to eliminate local bypass, we believe our interconnection results will continue to be adversely affected by this practice.

Corporate Networks

Corporate networks consist of the transmission of voice, video and data between two or more end points using private or virtual circuits. During 2005, the number of line equivalents provided by means of corporate networks increased by 32.5%, to 2,011 thousand. Our principal product offerings for corporate networks are “Ladalinks” (Ladaenlaces), Frame Relay and Internet through Internet Protocol / Multi-Protocol Label Switching, or IP/MPLS. Using equipment installed on-site, Ladalinks customers have dedicated digital network links that transmit information at speeds ranging from 64 Kbps to 2.5 Gbps. IP/MPLS is a multi-service platform that allows us to provide integrated voice, data and video services, along with Next Generation VoIP services. Frame Relay is a protocol for transmission of data, voice and video over a shared digital network. The speed of Frame Relay transmission ranges from 64 Kbps to 2,048 Kbps. Ladalinks and Frame Relay offer extensive technical assistance and customer support. In addition, we provide networks outsourcing, including network maintenance and support, to major institutions and private companies. We also provide hosting and co-location products, as well as telecommunications network integration services and information systems.

Internet Services

Internet services connect both business and residential customers to the Internet through either a dedicated or dial-up connection. In 2005, the number of Internet customers increased to 2,116 thousand, an increase of 21.5% compared with 2004. Business and residential customers connect to the Internet using telephone lines or broadband connections. We estimate that we are the leading Internet access provider in Mexico in terms of number of subscribers. As of March 31, 2006, the number of Internet service subscribers was 2,237 thousand, compared with 1,855 thousand as of March 31, 2005, an increase of 20.6%.

Our broadband service, Prodigy Infinitum, makes it possible for customers to use our high-capacity connectivity services with applications such as video-conferencing, file transfer, terminals, e-mail and protocol conversion. Prodigy Infinitum operates over asymmetric digital subscriber line, or ADSL, technology. In March 2004, we launched the Prodigy Infinitum kit, which provides our customers with all the equipment necessary to set up their own service. At year-end 2005, we had 1,033 thousand customers using our ADSL broadband services, an increase of 84.4% over 2004. We further expanded our broadband offerings with the launch of “Prodigy Mobile” (Prodigy Móvil), a high-speed wireless connection for residential and business customers that connects users to the Internet at speeds up to 2 Mbps at a range that extends 20 and 100 meters. As of December 31, 2005, we also provided 464 public “hot spots” in over 50 cities in Mexico at which our clients could obtain wireless access to the Internet.

Prodigy Internet Plus provides a customer with a multi-media personal computer, a personal web page, an e-mail account and two years of unlimited access time for a fixed monthly price. This program accounted for 83 thousand subscribers in 2005, or 3.9% of the total number of Internet access account subscribers at year-end. Our “Prodigy Home” (Prodigy Hogar) package, for a lower fixed monthly price than Prodigy Internet Plus, provides customers with a basic personal computer, a personal web page, an e-mail account, three years of unlimited Internet access during off-peak hours and billed access on a per-minute basis during peak hours. In 2005, we had 193 thousand Prodigy Home subscribers, an increase of 32.3% over 2004.

Consistent with our strategy of retaining our current customers and maximizing the value of residential and business Internet accounts, we introduced “Telmex Package” (Paquete Telmex) in 2005. This new service offers Internet access through Prodigy Infinitum, a monthly allowance of 100 additional local calls (in addition to the first 100 free local calls that are included in local residential service) and reduced rates for domestic long distance calls (P.1.00 per minute) and certain international long distance calls (P.2.00 per minute for calls to North, Central and South America). We also offer (i) Prodigy Home with a reduced monthly fee, which provides customers with unlimited Internet access between 6:00 p.m. and 8:00 a.m. from Monday to Friday plus the entire weekend and access for P.0.13 per minute at all other times, (ii) a Multifon Card function which allows customers who do not otherwise have Internet access to access the Internet with their Multifon Card for P.0.13 per minute, (iii) Prodigy Roaming, a service that provides traveling customers with a connection from anywhere in Mexico at the rate for local calls and (iv) Prodigy Patrol, a service that allows Prodigy Internet, Prodigy Internet Plus and Prodigy Infinitum customers to limit access to certain websites.

Other Services

We provide various other telecommunications and telecommunications-related products and services, including printed and online yellow pages directories, public phones, prepaid cards and Internet portals.

Yellow Pages Directories

We offer both a printed and an Internet-based yellow pages directory. Our yellow pages website (www.seccionamarilla.com.mx) had 15 thousand registered users during 2005, an increase of 30.7% compared with 2004. During 2005, our yellow pages website was visited 15 million times and had 134 million page views.

Billing and Customer Service

For corporate customers, we offer SI@NA, an Internet service that permits customers to analyze their telecommunications spending. Residential customers may also access billing information over the Internet using the “Telmex on-line” (Telmex en Línea) service. We provide our customers with a bill format that details their usage of local, long distance and other services.

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

Public Telephony and Prepaid Phone Cards

We have several programs to meet the need for different kinds of public telephone service in different areas. We had more than 805 thousand fixed public telephones in operation at December 31, 2005. In the increasingly competitive market to provide telecommunications services, independent operators have installed public telephones for which we provide access. There were 48,175 independently operated public telephones at December 31, 2005, an increase of 55.3% compared with 2004.

In 2005, we sold over 221.0 million prepaid cards under the brand name “Ladatel” for use in public phones and 37.1 million prepaid cards under the brand name “Multifon” for use in public and residential telephones, a decrease of 5.5% from 2004. This represents an average of almost 2.4 cards per Mexican resident. We have installed Internet kiosks in public places so that our customers have access to Internet products and services by using Ladatel cards. Multifon Home offers prepaid local and long distance service on home telephones. In the case of our Multifon products, customers do not pay monthly fees, and prepaid fixed-line service is charged on a per-minute basis like public telephony services. At December 31, 2005, Multifon lines totaled 1.9 million, an increase of 52.6% compared to December 31, 2004. Revenues from sales of prepaid cards (based on an estimate of usage) accounted for 5.6% of our consolidated revenues in 2005. In 2005, our revenues from public telephony decreased by 7.8% as a result of intense competition from wireless carriers.

Internet Portals

In 2006, we launched Prodigy MSN, the successor of T1MSN, an Internet portal that is a joint venture between Microsoft Corporation, or Microsoft, and us. Prodigy MSN takes advantage of Microsoft’s world-class technologies and our leading infrastructure, operations and regional knowledge to offer users a broad range of services and content in Spanish, such as easy and secure shopping services and enhanced communication features. More than 90% of Internet users in Mexico visited Prodigy MSN during 2005.

Network

Our local and long distance fiber optic network, the largest in Mexico, extends approximately 89,600 kilometers, reaches 90% of Mexico’s population and has connections via submarine cables with 39 other countries while also connecting most major cities throughout Mexico. Our network included 18.4 million local fixed lines in service at December 31, 2005, an increase of 7.0% compared to December 31, 2004, reflecting 1.9 million new lines and 739 thousand disconnections in 2005.

As a result of our substantial investment, our network has been 100% digital since 2000, providing a wide variety of telephony, data and video services. During 2005, customers made increasing use of digital services, such as caller ID, call waiting, three-way calling, call forwarding and voicemail. The number of lines with digital services in use at year-end 2005 was 7.6 million (41.4% of the total number of lines in service), representing an increase of 3.2% from 2004. This increase was due largely to an increase in new lines.

Our network includes network access cables and domestic and long distance transmission equipment. In addition, we use advanced routing technology and routers to connect end-users with our network. We use fiber optic cable to transmit both voice and high bandwidth applications such as video and data.

For network access we use xDSL (specifically HDSL, SHDSL and ADSL), a copper modem technology that uses existing phone lines to access the Internet at speeds of up to 8 Mbps. Thus, our modernized external copper network is capable of supporting modern broadband applications requiring high data transmission speeds.

The network is fully redundant and is supported by fiber optic ground rings, which allow the network to be restored within 50 milliseconds in the event of a system failure. In addition, our digital microwave network serves as a backup to the fiber optic network and as a primary means of transmission in rural areas and small towns where a fiber optic infrastructure is not available. We also have satellite systems that support domestic and international network traffic. In order to further boost transmission speeds, we use a technology called Dense Wavelength Division Multiplexing, or DWDM, which divides optical fiber signals into multiple wavelengths and allows us to operate our network at speeds of up to 140 Gbps.

Core Network

Our core transmission network uses a technology called Next Generation Synchronous Digital Hierarchy, or Next Generation SDH. Transmissions pass through a series of optic rings that give us the unique ability to protect information carried on the network from origin to destination. This level of protection is achieved through the rings’ self-repairing mechanism, which prevents equipment and connection failures. This mechanism minimizes the risk of interruption of the signal in the event of any failure in the network.

Additionally, in our core transmission network we have introduced optical cross-connect technology, which is capable of transporting higher volumes of traffic and protecting optical links with different self-recovery schemes to enhance network efficiency and allow for service differentiation.

Telephone communication in our network is controlled by digital local and long distance centers that employ a high degree of protection and load sharing. We also rely on our Advanced Intelligent Network platform, which uses voice and data “switches” to manage large amounts of transmitted information in both our telephone and data networks. This technology also gives us the ability to develop and implement advanced telephone applications in a short amount of time.

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

As of December 31, 2005, our cumulative investment in the Next Generation Network totaled P.10,719 million (U.S.$911 million). In 2006, we have budgeted approximately U.S.$425 million for investment in our Next Generation Network infrastructure.

Competition

The Mexican market for fixed-line domestic and international long distance services was opened to competition beginning in 1996. Thirty-three carriers have been granted licenses to provide long distance service in Mexico, and 14 are in operation. Alestra (a joint venture led by Alfa, S.A. de C.V., Grupo Financiero BBVA Bancomer, S.A. de C.V. and AT&T Corp.) and Avantel (a joint venture led by Grupo Financiero Banamex and MCI, Inc., or MCI) have made the most substantial investments in infrastructure and marketing. Most competing carriers have been principally focused on the long distance market, although some carriers also provide certain business customers with direct access to their long distance networks using lines leased from us.

The Communications Ministry (Secretaría de Comunicaciones y Transportes) has established rules for the determination of interconnection rates between our competitors and us. If we are unable to agree with our competitors on interconnection rates, the Mexican Federal Telecommunications Commission (Comisión Federal de Telecomunicaciones, or Cofetel) imposes the rates. During the last five years, however, we have agreed on these rates with our long distance competitors. We agreed with our long distance competitors to maintain the same interconnection rates for 2006 that have applied since 2002.

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

Competition in the Mexican market for fixed-line local services began in 1999. As of February 28, 2006, 20 carriers have been granted licenses to provide local fixed wire and wireless telephony and 23 carriers have been granted licenses for cellular and mobile telephony. The 23 carriers are owned by only five companies: Radiomóvil Dipsa, S.A. de C.V., or Telcel, Telefónica Móviles México, S.A. de C.V., or Telefónica Móviles, Servicios de Acceso Inalámbrico PCS, S.A. de C.V. and sister companies Grupo Iusacell, S.A. de C.V., or Iusacell, and Unefon, S.A. de C.V. At the end of 2005, Cofetel held an auction in which it awarded new PCS frequencies to Telcel, Telefónica Móviles and Iusacell. At present, there are 12 competitive local operators, primarily in Mexico City and other large cities. Avantel, Axtel and Maxcom are our principal fixed-line competitors. To date, our competitors in local service have focused on servicing first-time customers and providing second lines in new housing, as well as inducing our customers to switch carriers.

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

At December 31, 2005, we estimate that our market share in Mexico was 80.5% in domestic long distance service and 74.0% in international long distance service measured on the basis of total number of billed minutes generated by our local customers making domestic and international long distance calls in cities open to competition. Our market share in Internet access is estimated to be 61.0% of dial-up connections and 69.0% of broadband connections, measured on the basis of the total number of Internet access accounts in Mexico. We believe that, at present, competitors do not have a material share of the market for fixed-line local service, but we expect that this will change as the number of competitors grows and their market strategies develop. In local service and public telephony, we also face competition from cellular carriers, which we estimate had a combined total of 47.5 million cellular lines in service at year-end 2005. We anticipate continued intense competition as mobile carriers promote mobile-to-mobile calls and mobile-to-mobile messages as cheaper alternatives to fixed-to-mobile calls. We also face increasing competition in international and domestic long distance and local services from VoIP, a technology that transmits ordinary telephone calls over the Internet at a cost lower than that associated with traditional fixed-line telephony services.

Regulation

Our business is subject to comprehensive regulation and oversight by the Communications Ministry and Cofetel. The Communications Ministry is part of the executive branch of the Mexican federal government, and Cofetel is an agency of the Communications Ministry. Regulation and oversight are governed by the Law of General Means of Communication (Ley de Vias Generales de Comunicación, or the General Communications Law), the Federal Telecommunications Law (Ley Federal de Telecomunicaciones), the Telecommunications Regulations adopted under such law, the Concession and other concessions and license agreements granted by the Communications Ministry. We are also subject to oversight by the Agency for Consumer Protection (Procuraduría Federal del Consumidor) and the Competition Commission (Comisión Federal de Competencia).

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

Recent Developments

There have been recent changes to Mexican law that may affect our business. In April 2006, the Mexican Congress approved an amendment to the Federal Telecommunications Law and the Federal Radio and Television Law (Ley Federal de Radio y Televisión), which was published in the Official Gazette (Diario Oficial). Subsequently, approximately one third of the Mexican Senate objected to the validity of the amendment and judicial review of the matter is pending. The amendment allows radio and television broadcasters to provide telecommunications services after complying with certain conditions and makes Cofetel responsible for overseeing all telecommunications services, including those related to broadcasting. These changes are recent and we cannot predict the actions of broadcasting companies, but they could result in the entry of new competitors to our business.

In April 2006, the Mexican Congress approved an amendment to the Antitrust Law (Ley Federal de Competencia Económica), which was published in June 2006 in the Official Gazette. The amended law strengthens the authority of the Competition Commission, by among other things providing the Competition Commission with the ability to issue opinions that are binding on other governmental entities. The amendment also expands the definition of monopolistic practices, provides a more rigorous approval process for business combinations and establishes more stringent penalties, including substantially higher fines and the divestiture of assets. As a result of this amendment, it is likely that the Competition Commission will exercise stricter enforcement of the Antitrust Law, which could restrict our operations and increase competition.

In April 2006, the Communications Ministry proposed regulations that would authorize paid audio and television concessionaires to provide fixed-line local telephone services and local telephone service providers to provide paid audio and television services. This proposal would amend existing concessions to permit their holders to provide these new services, subject to certain conditions. The proposed regulation was presented to the Competition Commission, which had previously issued in October 2005 an opinion that is consistent with the Communications Ministry’s current proposal. The proposed regulation was also submitted to the Federal Regulatory Improvement Commission (Comisión Federal de Mejora Regulatoria) and is subject to a period of public review.

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

The Federal Telecommunications Law provided for the establishment of an administrative agency, Cofetel, to regulate the telecommunications industry. Cofetel commenced operations in August 1996. It is an independent agency within the Communications Ministry, with five commissioners appointed by the Communications Ministry on behalf of the President of Mexico, one of whom is appointed as chairman. Many of the powers and obligations of the Communications Ministry under the Federal Telecommunications Law and the Telecommunications Regulations have been delegated to Cofetel. We regularly provide reports to Cofetel on our operations, financial performance and other matters. We are also required to publish our annual network expansion program, and we must advise Cofetel of the progress of our expansion program on an annual basis.

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

Concessions

Under the Federal Telecommunications Law and the Telecommunications Regulations, a provider of public telecommunications services must operate under a concession granted by the Communications Ministry. Such a concession may not be transferred or assigned without the approval of the Communications Ministry. A concession to provide public fixed-network local and long distance services has a term for up to 30 years and may be extended for additional 30-year terms. Our Concession was granted in 1976 and amended in August 1990, and will expire in 2026. Our subsidiary Teléfonos del Noroeste, S.A. de C.V., or Telnor, holds a separate concession in two states in northwestern Mexico, which will expire in 2026. The material terms of the Telnor concession are essentially the same as the Concession.

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

Dominant Carrier Regulations

The Federal Telecommunications Law provides that if a company is determined to be dominant in a relevant market, the Communications Ministry has the power to adopt specific regulations on rates, quality of service and information provided by a dominant provider. In February 1998, the Competition Commission issued a resolution confirming its determination that we are a dominant carrier in the following markets: (i) local telephone service, (ii) access service, (iii) inter-urban transport, (iv) domestic long distance service and (v) international long distance service. This 1998 resolution was held unconstitutional in May 2001.

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

Following several appeals, the February 1998 resolution of the Competition Commission was held unconstitutional in May 2001. We contend that all subsequent rulings by Mexican government agencies (including Cofetel) that relied upon the 1998 resolution are also unconstitutional. We filed petitions to have dominant carrier regulations based on the 1998 resolution declared unconstitutional, and in May 2002, several resolutions issued by the Competition Commission and Cofetel were nullified, including the September 2000 Cofetel resolution adopting the dominant carrier regulations.

In May 2001, the Competition Commission addressed the defect of the February 1998 resolution and issued a new resolution with the same terms in which it concluded that we are a dominant carrier in the same five markets. This resolution was affirmed by the Competition Commission following an appeal, and in September 2001, we commenced constitutional proceedings in the Mexican federal courts challenging the validity of this new resolution. In July 2003, a Mexican federal court held that certain aspects of the Competition Commission’s second dominant carrier resolution were invalid, although the Competition Commission sought further review. In April 2004, a Mexican federal court decided in favor of our constitutional challenge to the resolution and declared the resolution invalid. In September 2004, the Competition Commission issued additional resolutions in which it again concluded that we are a dominant carrier, and in October 2004, we again commenced constitutional proceedings in the Mexican federal courts challenging the validity of the new resolutions. We cannot predict whether our constitutional challenge will be successful or, if it is successful, whether the Competition Commission or Cofetel will issue new resolutions or regulations that are substantially similar to the prior dominant carrier resolutions or regulations that were nullified.

Rates

The General Communications Law, the Federal Telecommunications Law and the Telecommunications Regulations provide that the basis for setting rates of a telecommunications concessionaire is set forth in its concession.

Under the Concession, our rates in any period for basic telephone services, including installation, monthly rent, measured local service and long distance service, are subject to a ceiling on the price of a “basket” of such services weighted to reflect the volume of each service provided by us during the preceding period. There is also a price floor based on our average long-run incremental cost. Within this aggregate price cap, we are free to determine the structure of our own rates. We must register our rates with Cofetel before they may take effect.

The price cap varies directly with the Mexican National Consumer Price Index, permitting us to raise nominal rates to keep pace with inflation, subject to consultation with the Communications Ministry. Since the beginning of 2001, we have not raised our nominal rates. Under the Concession, the price cap is also adjusted downward periodically to pass on the benefits of increased productivity to our customers. The Concession fixed the adjustment for 1998 and 1999 at 0.74% per quarter in nominal terms, and requires the Communications Ministry to set a new periodic adjustment for every four-year period to permit us to maintain an internal rate of return equal to our weighted average cost of capital. The Communications Ministry fixed the adjustment per quarter in nominal terms at 1.11% for 1999-2002 and at 0.74% for 2003-2006. During 2006, the Communications Ministry will determine the adjustment for 2007-2010.

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

Competition

The Telecommunications Regulations and the Concession contain various provisions designed to introduce competition in the provision of communications services. In general, the Communications Ministry is authorized to grant concessions to other parties for the provision of any of the services provided by us under the Concession. There are currently 14 competing long distance carriers operating in Mexico and concessions have been granted to a total of 33 long distance companies, all of which also have concessions for international long distance services. As of February 28, 2006, there were 20 fixed-line local operators that have been granted licenses, primarily in Mexico City, Guadalajara, Monterrey, Puebla and other large and medium-sized cities. See —Mexican Operations—Competition. Concessions are not required to operate certain private local telecommunications networks or to provide value-added services, although other authorizations may be required.

On August 12, 2005, Mexico adopted regulations permitting resale of domestic and outgoing international long distance services. We expect that in the future the authorization of resale of domestic and outgoing international long distance services will put downward pressure on the prices we charge our customers for those services.

In 2003, the Communications Ministry expanded the concessions granted to cable television operators to permit them to provide bidirectional transmission of data. In addition, in 2004, the Communications Ministry began to permit cable operators to provide signal-transmission services to local fixed-line operators and data and broadband Internet services to the Mexican public. Our Concession permits us to distribute, with prior authorization, television signals through our network to companies authorized to provide television services to the public, but we are not allowed to hold a concession to provide television signals to end users.

Some operators are offering VoIP services, although the application of current regulations to these services is unclear. In addition, some operators are using VoIP to bypass our network.

With respect to international long distance services, Cofetel rules cover matters such as international interconnection and mechanisms for routing calls into and out of Mexico. Currently, international traffic must be carried by Mexican concessionaires and through authorized international gateways consistent with Cofetel’s international long distance rules.

The competitive environment in the Mexican telecommunications market has been the subject of controversy and of attention from Mexican regulators and from abroad. In particular, the Competition Commission has determined that we are a dominant provider of certain telecommunications services, though our appeal of this determination is pending. Mexican law provides for the regulatory authorities to impose additional regulations on a dominant provider. As discussed above, Cofetel has adopted specific regulations applicable to us as a dominant carrier, although these regulations were later nullified by a Mexican federal court. The Competition Commission has repeatedly ruled that we have engaged in “relative” anti-competitive practices, which are less significant violations than “absolute” anti-competitive practices and carry lower fines. Most of these resolutions have been declared null and void by federal courts or withdrawn by the Competition Commission.

In August 2000, the United States initiated a World Trade Organization dispute settlement against Mexico regarding alleged illegal barriers to competition in the Mexican telecommunications market. The allegations related to our status as a dominant telecommunications provider in Mexico and the interconnection fees and charging mechanisms for international calls.

In June 2004, the United States and Mexico announced that they had mutually agreed to resolve the dispute. Under this agreement, Mexico eliminated its uniform settlement rate system, its proportional return system and its requirement that the Mexican carrier with the greatest share of outgoing traffic to a particular country negotiate the settlement rate on behalf of all Mexican carriers for that country. Mexico also agreed to introduce new regulations authorizing the resale of domestic and outgoing international long distance services, which were adopted in August 2005. In addition, the United States recognized that Mexico will continue to restrict international simple resale, or the use of leased lines to carry cross-border calls. We expect that the changes in regulation will likely continue to affect our business and competition in the future, and in particular, that the authorization of resale of telecommunications services will put downward pressure on the prices we charge our customers for those services.

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

Since 2002, we have agreed with competing long distance carriers to an interconnection rate of U.S.$0.00975 per minute and per interconnection point. This rate will apply through December 31, 2006.

In Mexico, under the “calling party pays” system, our fixed-line customers pay us an interconnection charge when they call a mobile telephone, and we pay 76% of that amount to the mobile carrier that completes the call. Historically, this interconnection charge applied only to local calls. A Cofetel resolution published in the Official Gazette in April 2006, however, extended this charge to long distance calls, while concurrently eliminating the fee that cellular carriers charge their customers for receiving long distance calls from fixed-line and mobile callers. This resolution is scheduled for implementation in October 2006, at which time our customers will pay higher rates for long distance calls to mobile telephones.

NON-MEXICAN OPERATIONS

Through our subsidiaries, we provide voice, data and Internet services in Brazil, Chile, Argentina, Peru and Colombia. The revenues of our non-Mexican operations represented 23.5% of our consolidated revenues for 2005. These operations derive from our acquisition of AT&T Latin America Corp., or AT&T Latin America, in February 2004 (with operations in all five countries), Techtel-LMDS Comunicaciones Interactivas, S.A., or Techtel, in April 2004, Chilesat Corp. S.A., or Chilesat, and Metrored Telecomunicaciones S.R.L., or Metrored, in June 2004 and Embratel in a series of transactions beginning in July 2004. In 2005, we acquired a non-controlling interest in Net, which we transferred to Embratel later in 2005.

The following table sets forth selected financial information for the year ended December 31, 2005 expressed in constant pesos as of December 31, 2005 and as a percentage of our total consolidated group.

	Year Ended December 31, 2005
	(in millions of constant Mexican pesos as of December 31, 2005, except percentages)
	Mexico			Brazil			Other Countries			Consolidated
Revenues	P.	124,669	76.5%	P.	34,610	21.2%	P.	3,669	2.3%	P.	162,948	100.0%
Operating income		45,565	93.6		2,615	5.4		514	1.0		48,694	100.0
Assets(1)		344,439	78.4%		88,288	20.1%		6,625	1.5%		439,352	100.0%

(1)	Assets include plant, property and equipment (without deducting accumulated depreciation), construction in progress, advances to suppliers and inventories for operation of the telephone plant. See Note 18 to our audited consolidated financial statements.

Brazil

Embratel Participações

We operate in Brazil through Embratel and its subsidiaries. Of our revenues from our Brazilian operations in 2005, 62.9% was attributable to voice services, approximately 25% was attributable to data services and the remainder was attributable to other services. Voice services include domestic and international long distance and local service. Data services include data and Internet services. Other services include the transmission of television and radio, telex and mobile satellite communications services.

We own 97.3% of the voting stock and 45.4% of the non-voting stock of Embratel (72.3% of the total capital stock) as a result of a series of transactions in 2004 and 2005. In July 2004, we purchased 51.8% of the voting stock of Embratel from MCI for a cash purchase price of P.4,656 million (U.S.$400 million). We purchased additional voting stock through a tender offer in December 2004 and both voting and non-voting stock in 2005 in Embratel’s approximately U.S.$700 million capital increase.

In October 2005, we transferred to Embratel 100% of the capital stock of Telmex do Brasil and our 37.1% interest in Net in exchange for new voting stock of Embratel valued at approximately P.4,494 million (U.S.$432.4 million) (based on the Bank of Brazil’s commercial selling rate of 2.2623 for real/U.S. dollar exchanges on the date of transfer), increasing our ownership of the voting stock of Embratel to 97.3% and our ownership of the total capital stock of Embratel to 72.3%. In May and June 2006, Embratel increased its investment in Net to 43.0%. See —Investment in Net.

On May 8, 2006, we announced a cash tender offer for the 272,534 million outstanding publicly held common and preferred shares of Embratel. The price will be 6.95 Brazilian reais per 1,000 shares, plus indexation, for both common shares and preferred shares. The commencement of the tender offer is subject to registration by the Brazilian Securities and Exchange Commission (Commissão de Valores

Mobiliários, or CVM), the Brazilian stock exchange regulator. We will commence the offer by publishing a Notice of Tender Offer (edital) in Brazil after the CVM approves the registration of the tender offer.

Through its subsidiaries, Embratel is one of the leading providers of communications services in Brazil. Of its total revenues in 2005, approximately 62% were derived from corporate customers and the remainder from residential customers. Its principal service offerings include domestic and international long distance, data communications, local and other services. Through its high-speed data network, it offers a broad array of products and services to a substantial number of Brazil’s 500 largest corporations. Telmex do Brasil provides telecommunications services to corporate customers in Brazil’s largest cities including Rio de Janeiro and São Paulo, complementing Embratel’s other business in those cities.

The Brazilian domestic and international long distance markets are increasingly open to full competition. Competitors have gained market share at Embratel’s expense and are placing pressure on its prices and competing with it for desirable customers in its long distance and data businesses. In response to these competitive pressures, Embratel is pursuing a marketing strategy to attract and retain customers and develop its customer base. Embratel is promoting price clarity and attractive pricing.

Embratel was founded in 1965 and later became the long distance subsidiary of Telecomunicações Brasileiras S.A. – Telebrás, or Telebrás, the Brazilian government-owned telephone company. In 1998, Telebrás was broken up into 12 new holding companies, which were then privatized, including one holding company, Embratel, for the domestic and international long distance operator. After the opening up of the Brazilian local service market, Embratel began providing local telephone services in 2002. In 2003, Embratel acquired Vésper S.A. and Vésper São Paulo S.A. and their subsidiaries, wireless local loop, local service and broadband data operators with operations in São Paulo and 16 other Brazilian states. In November 2005, Embratel bolstered its offerings of value-added services such as net integration and outsourcing through its acquisition by its principal operating subsidiary of 100% of the capital stock of PrimeSys Soluções Empresariais S.A., or PrimeSys, for R$251 million (approximately P.1,148.4 million).

Through its subsidiary Star One, Embratel is also Brazil’s leading provider of satellite services, with applications including broadcasting, broadband data and telephony. Star One currently has four satellites in orbit, which cover the entire territory of Brazil as well as Argentina, Uruguay and Paraguay. Embratel expects to replace one of its satellites in the first quarter of 2007 with a new satellite that will also provide coverage over South America, as well as part of Florida. Embratel expects to replace another of its satellites by mid-2007 with a new satellite that will provide coverage over South America, Mexico, the west coast of the United States and part of Florida.

Embratel owns the largest long distance telecommunications network in Latin America and the largest network of broadband fiber optic transmission systems in Brazil. The network, which connects all of the regional fixed-line and cellular operators throughout Brazil, uses a 100% digital switching system for voice and data services, and packet-switched data communications in asynchronous transfer mode, or ATM, and frame relay networks for data and Internet services. The domestic long distance and international transmission facilities extend to all 26 states and the Federal District of Brazil and include fiber optic, digital microwave, satellite and copper wireline networks.

The network of Telmex do Brasil, a subsidiary of Embratel, extends to seven major cities in Brazil and has points of presence, or POPs, for data and voice services in two other cities. POPs are nodes that are extensions of a network that permit access to customers in cities where a provider does not have metropolitan networks. The network is based on fiber optic cable and, like Embratel’s, uses primarily ATM transport technology.

Investment in Net

Embratel owns a non-controlling interest in Net, the largest cable television operator in Brazil. As of December 31, 2005, Net had approximately 1.5 million connected cable television subscribers and 366.5 thousand subscribers to its high-speed cable modem Internet access service. Net had total revenues of U.S.$660.7 million (P.7,076.7 million) and net income of U.S.$56.4 million (P.604.1 million) during 2005.

In 2005, pursuant to agreements with Globo Comunicações e Participações S.A., Distel Holding S.A. and Roma Participações Ltda. (together, Globo), we acquired (a) 49% of the voting interests and all of the non-voting interests in GB Empreendimentos e Participações S.A., or GB, a special-purpose company that owns 51% of the voting shares of Net and (b) 37.4% of the voting and 7.7% of the non-voting shares of Net. Globo owns the remaining 51% of the voting interests in GB. The total cost of these transactions was U.S.$313 million (P.3,352.2 million), and our resulting total direct and indirect equity interest in Net was 37.1% (calculated by multiplying the shares of Net held by GB by our percentage equity interest in GB, and adding the shares we owned directly in Net).

In October 2005, we transferred our interest in Net to Embratel for new voting stock of Embratel valued at approximately P.3,630 million (U.S.$349.3 million) on the date of transfer (based on the Bank of Brazil’s commercial selling rate of 2.2623 for real/U.S. dollar exchanges on that date). In May 2006, Embratel acquired, in exchange for R$240.9 million, an additional 5.1% interest in Net from Globo Comunicações e Participações S.A. and one of its subsidiaries. In addition, in May 2006, in exchange for R$65.1 million, Embratel acquired the rights of Globo Comunicações e Participações S.A. to acquire additional shares of Net in a capital increase. Embratel exercised these rights in June 2006, thereby increasing its total direct and indirect equity interest in Net to 43.0%.

Under current Brazilian law governing cable operators, because Embratel is not controlled by Brazilian persons, Embratel is not permitted to control Net. Globo owns a majority of the voting interests in GB, which owns a majority of the voting shares of Net. If Brazilian law changes to allow Embratel to own a controlling interest in Net, Embratel has the right to purchase an additional interest in GB to give it control of 51% of the voting shares of Net, and Globo has the right to cause Embratel to purchase such interest.

Regulation

The Brazilian Telecommunications Law (Lei Geral das Telecomunicações Brasileiras) provides a framework for telecommunications regulation. Pursuant to Article 8 of the Telecommunications Law and Decree No. 2,338 of October 7, 1997, the primary regulator of Embratel is Anatel.

Companies wishing to offer telecommunications services to consumers are required to apply to Anatel for a concession or an authorization. Concessions are granted for services in the public regime and authorizations are granted for services in the private regime.

Embratel’s concession for the provision of long distance service was renewed on December 22, 2005 and will expire on December 31, 2025. The initial grant of the concession to Embratel did not require payment of a fee. Beginning January 1, 2006, Embratel is required to pay a fee every two years equal to 2% of annual net revenues from the provision of long distance services in the prior year (excluding taxes and social contributions). This requirement will last throughout the 20-year renewal period.

Since the privatization of the Brazilian telecommunications system, concessionaires have been required to meet certain universal service and quality targets. Failure to meet these targets carries the possibility of fines and penalties from Anatel.

After the privatization of the Brazilian telecommunications system, authorizations were granted to new competitors wishing to offer switched fixed telephone services in the private regime, including local, intra-regional long distance, inter-regional long distance and international long distance services. Providers granted authorizations are not subject to the same obligations concerning network expansion (universal service obligations) and continuity of service as those applicable to concessionaires providing switched fixed telephone services in the public regime, although individual authorizations may contain certain related obligations. There are no limitations on the number of authorizations that may be granted. In July 2002, Telmex do Brasil obtained authorizations to provide local switched fixed telephone services and domestic and international multimedia communications services, which allow it to provide facilities-based voice services. The switched fixed telephone license for local service includes the seven largest business centers in the country.

In May 2005, Anatel consolidated the authorizations to provide local switched fixed telephone services held by Embratel and Telmex do Brasil. In August 2005, pursuant to requirements of Anatel, Embratel eliminated all overlapping service areas with its subsidiaries, including Telmex do Brasil.

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

Competition

The strongest operators in Brazil’s telecommunications market are the companies that were broken off from Telebrás, the former government-owned telephone company, upon its privatization, Telefónica, Brasil Telecom and Telemar. Following the privatization of Telebrás, three “mirror companies” were created by the auction of mirror licenses to provide local services over public switched networks in the same geographic areas served by the incumbent carriers. In 2003, Embratel acquired Vésper and Vésper São Paulo, two of the three mirror companies. Global Village Telecom holds the third mirror license for local service. Intelig holds a mirror license for the provision of domestic and international long distance service, in competition with Embratel.

Since 2002, the Brazilian federal government has been authorized to grant an unlimited number of authorizations for the provision of any type of telecommunications service. Embratel was granted a nationwide license in August 2002 to provide local telephone service after it met certain universal service requirements.

Embratel’s principal competitors vary by region and type of service. In northern and eastern Brazil, Embratel competes with Telemar and CTBC Telecom for local services and Telemar and Intelig for long distance services. In São Paulo, Embratel competes with Telefónica for local services and Telefónica and Intelig for long distance services. In southern and western Brazil, Embratel competes with Brasil Telecom and Global Village Telecom for local services and Brasil Telecom and Intelig for long distance services.

Chile

In February 2004, we acquired substantially all of the assets of AT&T Latin America including those of AT&T Chile Holding S.A., which was renamed Telmex Chile Holding S.A., or Telmex Chile. In April 2004, we acquired an approximately 40% interest in Chilesat for P.612 million (U.S.$47 million) from Redes Ópticas, S.A. and Redes Ópticas (Cayman) Corp., entities owned by Southern Cross Latin American Private Equity Fund L.P. and GE Capital Equity Investments, Ltd. Pursuant to a cash tender offer required by Chilean law, in June 2004 we purchased an additional 59.3%, increasing our ownership of Chilesat to 99.3%. We changed the name of Chilesat to Telmex Corp. S.A., or Telmex Corp. In 2004, we integrated the operations of Telmex Corp. and Telmex Chile. In April 2005, Telmex Corp. was delisted from the New York Stock Exchange.

To corporate customers, we provide long distance service, local service, private long distance networks, virtual private networks, Internet services and other value-added services, as well as video and audio satellite links for broadcasting corporations. For residential customers, we are focusing on long distance and Internet services, including value-added services with the goal of increasing our overall profitability. Our multi-service platform, IP/MPLS, allows us to provide integrated voice, data and video services, along with Next Generation VoIP services.

Our fiber optic network covers more than 4,200 kilometers of the continental territory of Chile from Arica to Santiago, Santiago to Valparaiso and Santiago to Valdivia. In 2002, in order to cover the segment between Valdivia and Puerto Montt, a capacity exchange was carried out with Telefónica del Sur S.A. In the southern regions of the country and Isla de Pascua, we use a satellite platform. We also own and operate metropolitan fiber networks covering Santiago and Chile’s other major cities.

Our fiber optic network in Santiago is arranged in a ring structure, the total length of which is 1,200 kilometers, and which is distributed through 23 nodes located in the primary industrial and commercial districts in Santiago. In 2005, we introduced the first commercial 10 gigabit Metro Ethernet network in Santiago, which enables our network to offer integrated Internet Protocol, or IP, services to the corporate market. Our 10 gigabit Metro Ethernet network provides data transmission over a secure virtual private network that allows our customers to vary on demand the amount of bandwidth they require, from 10 Kbps to 10 Gbps, on specific days or at specific times of the day.

Of our revenues from Chilean operations in 2005, almost two-thirds were attributable to voice services, with revenues from local voice services increasing over 200% from 2004, approximately one-third was attributable to data and Internet services and the remainder was attributable to other services. In 2005, Telmex Corp. and Telmex Chile together had a market share of 30.9% in the national long distance market and a market share of 16.5% in the international long distance market.

The General Telecommunications Law of 1982, as amended, established the legal framework for the provision of telecommunications services in Chile. The law established the rules for granting concessions and permits to provide telecommunications services and for the regulation of rates and interconnection. The main regulatory agency of the Chilean telecommunications sector is the Ministry of Transportation and Telecommunications, which acts primarily through the Undersecretary of Telecommunications, or SUBTEL. We hold licenses to provide local, domestic and international long distance service, data services and value-added services.

In December 2005, SUBTEL assigned through a public bidding process a nationwide wireless local public telephone license in the 3.4-3.6 GHz frequency band to Telmex Servicios Empresariales. This license will allow Telmex to offer integrated Next Generation IP services on a broader basis to small and medium-sized businesses in Chile. One of our competitors, Telefónica CTC Chile, has appealed this assignment, and this appeal is pending.

We face strong competition in all of our business segments and we compete with Telefónica CTC Chile, the ultimate parent of which is Telefónica S.A., Entel S.A. and five other carriers. This competition has mainly been vigorous in the corporate telecommunications market and in the international and national long distance public markets since implementation of the multicarrier system, which requires local telephone companies to provide facilities that allow long distance carriers to access the local telephone network on an equal access basis. We, Entel and other similar companies compete on an equal access basis in the national long distance and international long distance Chilean market.

Argentina

Techtel, Telmex Argentina S.A. and Metrored are our three Argentine subsidiaries. They provide data, Internet and local and long distance voice services to corporate and residential customers in Argentina. Metrored operates fiber optic rings in metropolitan areas that provide “last-mile” access to reach our customers, and through its two data centers also offers data administration and hosting, among other services.

In April 2004, we acquired an 80% indirect interest in Techtel in two separate purchases. We acquired a 20% interest from an affiliate of Techint Compañía Técnica Internacional S.A.C.I., or Techint, one of Argentina’s largest industrial groups, for P.291 million (U.S.$25 million). We subsequently acquired a 60% interest from América Móvil, on the same pricing terms, for P.873 million (U.S.$75 million). In June 2004, we acquired all of the assets of Metrored for P.157.6 million (U.S.$13.5 million).

In June 2004, we capitalized Techtel with P.254.5 million (U.S.$21.8 million) to repay debt of Techtel and we indirectly capitalized Techtel’s Uruguayan subsidiary Telstar, S.A. in the amount of P.51.4 million (U.S.$4.4 million) to acquire telephone equipment, increasing our ownership of Techtel by 3.4%. After the capitalization, the Techint affiliate continued to hold the remaining 16.6% indirect interest in Techtel. Pursuant to an agreement with the Techint affiliate, on June 23, 2005, we exercised our right to acquire an additional interest in Techtel of approximately 10% for which we paid P.166 million (U.S.$15 million), increasing our ownership to 93.4%. In December 2005, pursuant to a further agreement with the Techint affiliate, we exercised our right to acquire the Techint affiliate’s remaining 6.6% indirect interest in Techtel for P.108 million (U.S.$10 million), thereby increasing our ownership of Techtel to 100%.

In December 2005, we organized our Argentine operations under one holding company called Metrored Holdings S.R.L., or Metrored Holdings. Metrored Holdings owns 98% of Techtel, 98% of Telmex Argentina, 89.5% of Metrored and 100% of Telstar.

Techtel operates a local multipoint distribution service, or LMDS, and fiber optic network in Argentina, providing voice, data and video transfer services and other related telecommunications services. LMDS is a wireless broadband technology that uses radio signals to transmit voice, video and data. Techtel is currently developing a new wireless network in the 3.3 GHz frequency band to provide wireless telecommunications services to small and medium-sized businesses.

Techtel began providing long distance fixed-line voice services and call center support in December 2000 and launched local fixed-line voice services in August 2001. In June 2004, we acquired a controlling interest in Metrored, which has one of the largest fiber optic networks in Buenos Aires. In 2005, Metrored established an international information center that monitors the services provided by us to our international customers located throughout South America.

We have a fiber optic network of over 4,000 km that covers 22 cities in Argentina and reaches approximately 68% of its population. Our voice network covers approximately 61 cities. In 2005, we completed a national IP/MPLS platform infrastructure, and implemented Next Generation SDH and DWDM technologies including next generation cross-connect devices.

Of our revenues from our Argentine operations in 2005, 53% was attributable to voice services, approximately 35% was attributable to data services and the remainder was attributable to other services.

We hold licenses to provide local, domestic and international long distance telephone service, public telephony, data services, value-added services and video conferencing.

Peru

Through Telmex Perú S.A., we provide domestic and international long distance services, public telephones, and data, Internet and hosting services to corporate and residential customers in Peru through a fiber optic network. Revenues of our Peruvian operations for the full year 2005 were P.593 million, of which nearly 65.4% was attributable to voice services, approximately 31.5% was attributable to data services and the remainder was attributable to other services.

The main regulatory agency of the Peruvian telecommunications sector is the Ministry of Transportation and Communication. Telmex Perú holds concessions to provide local, domestic and international long distance service. Telmex Perú acquired the right to provide telecommunications services in the 3.5 GHz frequency band in eight Peruvian provinces in 2005 and in Lima and Callao in 2006. Our main competitor in fixed local telephony services, public telephone services, data services and Internet services is Telefónica del Perú, S.A., and in long distance telephony services our main competitors are Americatel Perú S.A., a Telecom Italia Group affiliate, and Telefónica del Perú.

During 2005, we launched the Redes Privadas IP Multiservicios international network, a multi-service platform that allows us to provide multinational corporate customers with integrated voice, data and video services, along with Next Generation VoIP, and we finished installation of the Redes Privadas IP Multiservicios domestic network.

Colombia

Through Telmex Colombia S.A., we provide data and Internet services to corporate clients in Colombia through a metropolitan and inter-city fiber optic network. Of our revenues from our Colombian operations for 2005, over 90% was attributable to data and Internet services and the remainder was attributable to other services. We hold licenses to provide local, domestic and international long distance service, mobile telephone service, data services, value-added services and video conferencing.

In 2005, we installed a new fiber optic network in the 16 principal cities of Colombia, and we moved 75% of our customers in these cities to the new network. The new fiber optic network provides enhanced services and increased network access for our customers. Also in 2005, we implemented DWDM technology in Bogota, Cali, Medellin, Pereira, Neiva and Ibague, and we increased the capacity of our multi-service IP/MPLS platform infrastructure to enhance our service offerings. In 2005, we had an increase in customers of approximately 105% compared with 2004.

United States

In April 2003, the U.S. Federal Communications Commission, or FCC, granted our U.S. subsidiary, Telmex USA, L.L.C., or Telmex USA, a facilities-based authorization that permits Telmex USA to install and operate telecommunications facilities in the United States. Telmex USA also holds an FCC authorization to resell long distance services in the United States. As a result of our acquisition of the assets of AT&T Latin America and of Embratel, we hold two additional facilities-based and resale-based authorizations.

Acquisition of Interest in 2Wire

In January 2006, together with Alcatel and SBC International, Inc., or SBC International, a subsidiary of AT&T Inc., we acquired an aggregate 51% interest in the capital stock of 2Wire. 2Wire is an equipment and services supplier for broadband networking that develops integrated solutions to deliver broadband service and content throughout the home or small office. 2Wire also offers service providers with a platform to deliver and manage Internet, telephony, entertainment and other enhanced broadband application services. We acquired an approximate 18.5% interest in 2Wire for approximately U.S.$88 million. SBC International also paid us approximately U.S.$26 million for the right to acquire from us an approximate 5.5% interest in 2Wire in the future upon satisfaction of certain conditions, which would decrease our ownership to approximately 13%.

Investment in Compañía Anónima Nacional Teléfonos de Venezuela

In April 2006, we announced that América Móvil and we had together entered into an agreement with Verizon Communications, Inc., or Verizon, to acquire through an equally-owned joint venture Verizon’s 28.5% equity interest in Compañía Anónima Nacional Teléfonos de Venezuela, or CANTV, for an aggregate cash purchase price of U.S.$676.6 million in cash. As required by Venezuelan law, following the closing of our acquisition of Verizon’s equity interest in CANTV, we and América Móvil will offer to purchase the remaining outstanding shares of CANTV from all holders of shares at the price per share paid to Verizon and the remaining ADSs of CANTV at the price per ADS paid to Verizon. Both the direct purchase and tender offer are subject to regulatory approvals and other conditions.

CAPITAL EXPENDITURES

The following table sets forth, in constant pesos as of December 31, 2005, our capital expenditures, before retirements, for each year in the three-year period ended December 31, 2005:

	Year ended December 31,
	2005		2004		2003
	(in millions of constant pesos as of December 31, 2005)
Data, connectivity and transmission network	P.	9,320	P.	3,809	P.	3,684
Internal plant		5,263		8,648		1,693
Outside plant		5,116		5,537		2,674
Systems		1,069		867		718
Other		2,671		2,192		2,316

Total capital expenditures	P.	23,439	P.	21,053	P.	11,085

Our capital expenditures increased by 11.3% in 2005 due to an increase in our investments in Mexico and the inclusion of the investments made by our non-Mexican subsidiaries, especially Embratel.

In 2005, our consolidated capital expenditures totaled P.23.4 billion (U.S.$2.1 billion). Of our consolidated capital expenditures, our Mexican operations represented 65.5% (P.15.4 billion or U.S.$1.4 billion), Embratel represented 28.1% (P.6,590 million or U.S.$593 million) and the remainder of our Latin American operations represented 6.4% (P.1,490 million or U.S.$134 million).

We have budgeted capital expenditures in an amount equivalent to approximately P.23.2 billion (U.S.$2.1 billion) for the year 2006, including P.15.1 billion (U.S.$1.4 billion) in Mexico, P.6,377 million (U.S.$583 million) in Brazil, which includes P.2,569 million (U.S.$235 million) for investment in satellites, and P.1,663 million (U.S.$152 million) for our other operations in Argentina, Chile, Peru and Colombia. Budgeted capital expenditures for 2006 exclude any other investments we may make to acquire other companies. For subsequent years, our capital expenditures will depend on economic and market conditions. Our budgeted capital expenditures are financed through operating cash flows and limited borrowing.

OTHER MATTERS

Investments

General

We occasionally make investments and joint ventures in telecommunications-related businesses within and outside Mexico. In 2005, we made investments totaling P.3,782 million (U.S.$326.3 million) to acquire a 37.1% equity interest in Net, which we later transferred to Embratel in exchange for new common shares of Embratel. We also invest in publicly traded equity securities of companies in technology and communications businesses. Our marketable securities are carried at market value, and gains and losses are recognized in our statement of income.

MCI, Inc.

Through a wholly owned subsidiary, we invested in approximately 25.6 million shares of common stock of MCI, which represented approximately 8.1% of MCI’s outstanding common stock. Other parties that may be deemed to be under common control with us held an additional interest of approximately 5.7% of MCI’s outstanding common stock.

In April 2005, we and certain parties related to us entered into an agreement with Verizon and certain of its subsidiaries to sell to Verizon and certain of its subsidiaries our entire interest in common shares of MCI for a cash purchase price of U.S.$25.72 per share. We received approximately U.S.$660 million (P.7,827 million) for our 25.6 million MCI shares in May 2005. We recognized a gain of P.501.4 million as a result of the sale of these shares.

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

The Telmex Foundation

Since 1996, we have sponsored a philanthropic foundation called Fundación Telmex, A.C., or the Telmex Foundation, which is active in the charitable areas of education, health, justice and culture. We do not consolidate the Telmex Foundation in our financial statements. We contributed P.597 million in 2001. We did not contribute to the Telmex Foundation in 2002 through 2005, and do not expect to contribute to the Telmex Foundation in 2006. The assets of the Telmex Foundation are devoted only to its charitable activities, and our contributions are deductible for purposes of the Mexican Income Tax Law.

During 2005, the Telmex Foundation provided over 15,733 scholarships, donated over 1,924 personal computers and over 1,155 printers, and provided approximately 10,000 eyeglasses for children. The Telmex Foundation also works in conjunction with the Mexican government’s health agencies in providing specialized health care to people in remote areas through a surgery program that funded treatment for over 32,357 patients in 2005. The Telmex Foundation also works to increase participation in organ donor registries. In cooperation with non-governmental organizations, the Telmex Foundation provided assistance to nearly 4,340 persons charged with minor crimes whose lack of financial resources prevented them from otherwise posting bail during 2005.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion should be read in conjunction with the consolidated financial statements and notes thereto included in this Annual Report.

Our consolidated financial statements have been prepared in accordance with Mexican GAAP, which differ in certain respects from U.S. GAAP. Note 19 to our audited consolidated financial statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to us; a reconciliation to U.S. GAAP of operating income, net income and total stockholders’ equity; and a condensed statement of cash flows under U.S. GAAP.

Mexican GAAP requires that the financial statements recognize certain effects of inflation. In particular:

•	nonmonetary assets (excluding plant, property and equipment of non-Mexican origin) and stockholders’ equity are restated for inflation based on the Mexican National Consumer Price Index;

•	plant, property and equipment of non-Mexican origin are restated based on the rate of inflation in the country of origin and converted into Mexican pesos using the prevailing exchange rate at the balance sheet date;

•	gains and losses in purchasing power from holding monetary assets and liabilities are recognized in income; and

•	all financial statements are restated in constant pesos as of December 31, 2005.

We have not reversed the effect of inflation accounting under Mexican GAAP in the reconciliation to U.S. GAAP of our net income and stockholders’ equity, except with respect to the methodology for restatement of plant, property and equipment of non-Mexican origin. See Note 19 to our audited consolidated financial statements.

Overview

Our financial statements are presented in constant pesos, so all financial information is restated in pesos with purchasing power as of December 31, 2005. We refer to constant-peso figures as being “real,” as opposed to “nominal.” If nominal revenues or income do not increase by at least the rate of inflation, they decrease in real terms.

In 2004, as a part of our strategy for growth, we acquired operations in Brazil and four other countries in Latin America where we now offer voice, data and Internet services, among other services. Total revenues grew 12.6% in 2005, primarily because of these acquisitions. Revenues from our new non-Mexican operations represented 23.5% of total revenues in 2005.

In Mexico, our revenues decreased by 2.9% in 2005 due to lower real rates. We have not raised our nominal rates since 2001, and we have given discounts for some domestic long distance and connectivity services, so in real terms our prices continue to fall. The number of lines in service has continued to grow, but average revenue per line has declined, partly because we have added new customers who have less disposable income and make less use of their lines.

Competition and changing technologies have had extensive effects on our financial performance, and it is difficult to predict their future impact. We expect continued pressure on prices for long distance services. In local service, the rapid growth in mobile telecommunications has made them the principal competitor for local networks. In addition, local service faces competition from other means of communication such as private circuits and the Internet, including VoIP, a technology that transmits ordinary telephone calls over the Internet. The number of our broadband subscribers grew by 84.4% in 2005 and we expect that it will continue to grow and to affect usage of other services. Revenues from voice services (including local, long distance and interconnection) represented 77.9% of our consolidated 2005 revenues while revenues from corporate networks and Internet services represented 18.1% but were growing at a much faster pace.

Faced with uncertain potential for growth in revenues and operating income in the Mexican market, we have worked to control costs while integrating the non-Mexican businesses we acquired in 2004. The consolidation of these businesses increased our revenues and operating income in 2005, but decreased our overall operating margin. Our consolidated operating margin was 29.9% in 2005 and 30.9% in 2004, while the operating margin of our Mexican operations was 36.5% in 2005 and 34.7% in 2004. We expect that the results of our non-Mexican subsidiaries will improve in upcoming years as we implement our management policies at these subsidiaries. We frequently review possible acquisitions or other investments, with a focus on the telecommunications sector and especially the Latin American telecommunications sector, which could require the commitment of capital resources in addition to our budgeted capital resources. We may make further acquisitions that may increase the diversification of our business outside Mexico.

Our future results may be affected significantly by the general economic and financial conditions in the countries where we operate, including levels of economic growth, devaluation of the local currency, inflation or high interest rates. Our performance may also be affected by new acquisitions and other investments. Exchange rate variations on our U.S. dollar-denominated indebtedness, and the effect of inflation on our net monetary liabilities, contribute to the volatility of our comprehensive financing cost.

Effects of Recent Acquisitions

In 2004, we acquired Techtel, Chilesat, Metrored, a majority of the voting stock of Embratel and substantially all of the assets of AT&T Latin America. The consolidation of these companies affects the comparability of our 2005 results to our 2004 results, particularly since the largest of our 2004 acquisitions were not consolidated until the third quarter of 2004. In 2005, we acquired a 37.1% equity interest in Net.

Our consolidated financial statements reflect the consolidation of these companies as follows:

•	Telmex Argentina, Telmex do Brasil, Telmex Chile, Telmex Colombia and Telmex Perú (holding the assets of AT&T Latin America in each respective country) (from March 1, 2004),

•	Techtel (from May 1, 2004),

•	Metrored (from July 1, 2004),

•	Chilesat, now Telmex Corp. (from July 1, 2004),

•	Embratel (from August 1, 2004) and

•	PrimeSys (from December 1, 2005).

We account for Net in our consolidated financial statements using the equity method.

Summary of Operating Income and Net Income

In the table below we set forth our operating revenues, operating costs and expenses and operating income (each expressed as a percentage of total operating revenues), as well as our comprehensive financing cost, provisions, equity in results of affiliates, minority interest and net income for each of the years in the three-year period ended December 31, 2005.

	Year ended December 31,
	2005			2004			2003
	(millions of pesos)		(percentage of operating revenues)	(millions of pesos)		(percentage of operating revenues)	(millions of pesos)		(percentage of operating revenues)
Operating revenues
Local service	P.	58,464	35.9%	P.	58,850	40.7%	P.	58,554	45.4%
Domestic long distance service		36,941	22.6		25,723	17.8		19,445	15.1
International long distance service		13,171	8.1		12,292	8.5		11,366	8.8
Interconnection service		18,394	11.3		19,853	13.7		19,092	14.8
Corporate networks		18,420	11.3		13,713	9.5		9,273	7.2
Internet		11,067	6.8		8,078	5.6		5,560	4.3
Other		6,491	4.0		6,168	4.2		5,665	4.4

Total operating revenues		162,948	100.0		144,677	100.0		128,955	100.0

Operating costs and expenses:
Cost of sales and services		33,858	20.8		32,466	22.5		31,243	24.2
Commercial, administrative and general		27,398	16.8		23,182	16.0		18,806	14.6
Interconnection and transport		28,582	17.5		20,603	14.2		13,499	10.5
Depreciation and amortization		24,416	15.0		23,711	16.4		22,492	17.4

Total operating costs and expenses		114,254	70.1		99,962	69.1		86,040	66.7

Operating income		48,694	29.9%		44,715	30.9%		42,915	33.3%

Comprehensive financing cost:
Interest income		(3,810)			(3,080)			(3,249)
Interest expense		7,339			6,196			6,004
Exchange loss, net		3,787			(27)			3,405
Monetary gain, net		(1,980)			(2,945)			(1,796)

		5,336			144			4,364

Income before income tax and employee profit sharing		43,358			44,571			38,551

Provisions for:
Income tax		11,561			12,774			11,146
Employee profit sharing		2,863			2,916			2,810

		14,424			15,690			13,956

Income before equity in results of affiliates		28,934			28,881			24,595
Equity in results of affiliates		65			(119)			(194)

Net income		28,999			28,762			24,401

Distribution of net income:
Majority interest		28,180			28,412			24,401
Minority interest		819			350			—

	P.	28,999		P.	28,762		P.	24,401

Revenues

Total revenues in 2005 were P.162,948 million, an increase of 12.6% over 2004, due primarily to the consolidation of our non-Mexican operations. In 2005, the portion of revenues attributable to our Mexican operations was 76.5% and the portion attributable to our non-Mexican operations was 23.5%. Of our total revenues in 2005, 77.9% was attributable to voice services, which includes local, long distance and interconnection services, and 18.1% was attributable to corporate networks and Internet services. We expect that voice services will represent a smaller portion of total revenues in 2006 as a result of greater growth in corporate networks and Internet services.

Local Service Revenues

Operating revenues from local service include installation charges for new lines, monthly line rental charges, monthly fees for digital service and monthly measured service charges based on the number of calls. These revenues depend on the number of lines in service, the number of new lines installed and the volume of calls. In Mexico, measured service charges are due from residential customers only for the number of local calls exceeding a specified monthly allotment. Accordingly, revenues from local service for residential customers do not depend solely on usage volume. Operating revenues from local service also include miscellaneous charges, such as fees paid by long distance carriers related to certain costs of modifying our network to accommodate interconnection and fees for reconnecting customers.

Revenues from local service decreased by 0.7% in 2005 and increased by 0.5% in 2004. The decrease in 2005 was primarily due to the decrease in revenues from local service from our Mexican operations, which was P.55,802 million in 2005 compared to P.57,892 million in 2004, partly offset by the increase in local service revenues of Embratel. Without the local service revenues of Embratel, revenues from local service would have decreased by 3.6% in 2005, due to lower real rates resulting from inflation, as our nominal rates remained unchanged for the fifth year, and a decrease in local traffic, reflecting the effects of competition from wireless and Internet service providers. These effects were partly offset by the higher penetration of digital services, growth of voicemail and an increase in the number of lines in service. The proportion of lines with at least one digital service (such as call waiting, caller ID, voicemail, three-way calling and call forwarding) rose to 41.4% in 2005, compared with 38.2% in 2004 and 35.0% in 2003. Revenues per line decreased to P.276.27 in 2005 from P.312.37 in 2004.

The increase in revenues from local service in 2004 was primarily due to the consolidation in August 2004 of the local service revenues of Embratel. Without the local service revenues of Embratel, revenues from local service would have decreased by 1.1% in 2004, as total local traffic in Mexico increased by only 0.6%.

Domestic Long Distance Revenues

Operating revenues from domestic long distance service consist of (a) amounts earned from our customers and (b) amounts earned from other telecommunications operators for terminating their domestic long distance calls made to our customers. The amount of operating revenues from domestic long distance service depends on rates and traffic volume. Domestic long distance revenues increased by 43.6% in 2005 and by 32.3% in 2004. The increases in 2005 and 2004 were primarily due to the consolidation of long distance revenues amounting to P.19,426 million in 2005 and P.7,931 in 2004 from Embratel and other subsidiaries outside Mexico. With respect to our Mexican operations, although billed minutes increased by 6.9% to 17,853 million in 2005 from 16,700 million in 2004, domestic long distance revenues declined by 1.6% due to lower real rates and customer discounts. In 2004, revenues from domestic long distance services decreased due to lower real rates, partly offset by increased traffic. The number of billed minutes increased by 8.6% to 16,700 million in 2004 from 15,376 million in 2003.

International Long Distance Revenues

Operating revenues from international long distance service consist of (a) amounts earned from our customers and (b) amounts earned from foreign telecommunications carriers for terminating international calls. The amount of operating revenues from international long distance service depends on the volume of traffic, the rates charged to our customers, the rates charged by each party under agreements with foreign carriers, principally in the United States, and the effects of competition. We report international long distance revenues gross of the settlement amounts payable to foreign carriers, which are recorded in cost of sales and services. In 2005, the contribution of settlements from foreign carriers represented 2.0% of our consolidated revenues and 25.3% of our international long distance revenues. Settlement payments under service agreements with foreign carriers are generally denominated in U.S. dollars.

International long distance revenues increased by 7.2% in 2005 and by 8.1% in 2004. The increase in 2005 was due to the consolidation of international long distance revenues amounting to P.3,400 million from Embratel and other subsidiaries outside Mexico. Without this revenue, there would have been a decrease in revenue of 8.1% in 2005 due to lower international settlement rates, a one-time settlement payment of P.279 million that Telmex received from international operators in 2004, lower real rates and customer discounts, partly offset by an increase in traffic. Outgoing billed minutes grew by 6.8%, while incoming billed minutes grew by 15.6%.

The increase in 2004 was due to the consolidation of international long distance revenues amounting to P.1,662 million from Embratel and other subsidiaries outside Mexico. Without this revenue, there would have been a decrease in revenue of 6.5% in 2004 due to lower real rates and customer discounts, partly offset by a large increase in traffic.

Revenues from Interconnection

Revenues from interconnection represent fees for connection with our network of fixed-to-mobile, mobile-to-fixed and long distance calls. In Mexico, under the “calling party pays” system, our fixed-line customers pay us an interconnection charge when they call a mobile telephone, and we pay 76% of that amount to the mobile carrier that completes the call. We recognize the amount the customer pays us under interconnection revenue, and we recognize the amount we pay to the mobile carrier under interconnection cost. For our Mexican operations, revenue from fixed-to-mobile calls represented 89.0% of interconnection revenues in 2005, and revenues from competing local and long distance carriers represented 8.2% of interconnection revenues in 2005. The balance of interconnection revenues represents payments from cellular carriers for mobile-to-fixed calls.

Revenues from interconnection decreased by 7.3% in 2005 and increased by 4.0% in 2004. Without the inclusion of revenue from non-Mexican operations, in particular Embratel, the decrease would have been 10.0%. For our Mexican operations, the decline was due to (i) a 10.9% decrease in “calling party pays” revenues due to a decrease in the “calling party pays” rate despite increased traffic and (ii) the appreciation of the peso against the U.S. dollar, which resulted in lower interconnection revenues from domestic long distance and cellular operators. The increase in 2004 was due to growth in revenue from interconnection of local, long distance and cellular operators, partly offset by a 1.1% decrease in “calling party pays” revenues.

Revenues from Corporate Networks

Revenues from corporate networks include revenues primarily from the installation and leasing of dedicated private lines and revenues from virtual private network services. Revenues from corporate networks increased by 34.3% in 2005 and by 47.9% in 2004. A large part of the increases in 2005 and 2004 was due to the consolidation of our non-Mexican operations, in particular Embratel. Without the non-Mexican operations, revenues would have increased by 3.5% in 2005 and 7.2% in 2004, in both years due to the increase in line equivalents and the expansion of our administrative networks business, partly offset by customer discounts and lower real rates.

Revenues from Internet Services

Revenues from Internet services include set-up and service fees for dial-up and broadband Internet access. Revenues from Internet services increased by 37.0% in 2005 and by 45.3% in 2004. The increases in 2005 and 2004 were due in part to the inclusion of revenue from our non-Mexican operations, in particular Embratel. Without inclusion of revenue from our non-Mexican operations, growth would have been 17.3% in 2005 and 25.0% in 2004. The increase in Mexico was due primarily to a large increase in the number of broadband (ADSL) customers, which grew by 84.4%, from 560.3 thousand at the end of 2004 to 1,033 thousand at the end of 2005. The increase in 2004 was also due to an increase in broadband customers.

Other Revenues

The largest components of other revenues are sales of yellow pages advertising, telecommunications equipment and accessories and billing and collection services offered to third parties. Other revenues increased by 5.2% in 2005 and by 8.9% in 2004. The increases in 2005 and 2004 were due to the consolidation of Embratel. For our Mexican operations, other revenues decreased by 2.4% in 2005 due to lower revenues from the sale of telecommunications materials, partly offset by the increase in sales of yellow pages advertising and billing and collection services offered to third parties. In Mexico, other revenues increased by 3.3% in 2004 due to growth in revenue from the sale of telecommunications materials and billing and collection services offered to third parties.

Operating Costs and Expenses

Cost of Sales and Services

Cost of sales and services increased by 4.3% in 2005 and by 3.9% in 2004. The increases in 2005 and 2004 were due to the consolidation of our non-Mexican operations. In 2005, cost of sales and services for our Mexican operations decreased by 4.0%, due to a one-time reduction in costs associated with computers that we resell to customers in conjunction with Internet services, lower settlement rate expenses (due to the decline in international settlement rates), lower insurance and travel expenses and lower directory production costs, partly offset by higher expenses relating to the expansion and maintenance of our outside plant and network.

In 2004, cost of sales and services for our Mexican operations decreased by 1.7%, primarily due to lower settlement rate expenses, lower pension and seniority premium expenses and lower costs for computers for resale to customers in conjunction with Internet services, partly offset by higher expenses relating to the expansion and maintenance of our outside plant and data network.

Commercial, Administrative and General Expenses

Commercial, administrative and general expenses increased by 18.2% in 2005 and by 23.3% in 2004. In 2005 and 2004, the increase was due to the inclusion of expenses from our non-Mexican operations. In 2005, for our Mexican operations, these expenses decreased by 1.4%, due mainly to lower marketing expenditures and lower costs for prepaid phone cards. In 2004, for our Mexican operations, these expenses decreased by 0.7%, due to lower expenses for pensions and lower costs for prepaid phone cards.

Interconnection and Transport

Costs from interconnection include payments we make in Mexico, principally to cellular carriers under “calling party pays,” and costs from transport include fees paid by our non-Mexican subsidiaries for the use of facilities to complete their calls in areas where they do not have a network. Total interconnection and transport costs increased by 38.7% in 2005 and by 52.6% in 2004, in both years primarily due to the inclusion of our non-Mexican operations.

Interconnection costs for our Mexican operations decreased by 8.9% in 2005 and increased by 0.3% in 2004. The reduction in 2005 was principally due to the 10.0% decrease in the “calling party pays” rate. The increase in 2004 was due to the growth in traffic from our customers’ terminating calls on the networks of other operators, especially cellular operators.

Depreciation and Amortization

Depreciation and amortization increased by 3.0% in 2005 and by 5.4% in 2004. Under Mexican GAAP, we restate imported fixed assets based on the exchange rate between the peso and the currency of the country of origin and the inflation of the country of origin. As a result, changes in exchange rates and inflation rates affect the amount of depreciation. In 2005 and 2004, the increase was due to the inclusion of our non-Mexican operations, principally Embratel. For our Mexican operations, depreciation and amortization decreased by 9.5% in 2005 and by 7.3% in 2004, due to a decrease in the amount of our depreciable assets, reflecting declining equipment prices and the fact that the rate of Mexican inflation exceeded the rate of devaluation of the peso.

Operating Income

In 2005, operating income increased by 8.9%, reflecting a 12.6% increase in revenues and a 14.3% increase in operating costs and expenses. Our operating margin decreased to 29.9% in 2005 from 30.9% in 2004 due to the consolidation of our non-Mexican operations, which had lower operating margins than our Mexican operations. In 2005, operating income from our Mexican operations increased by 2.1%, reflecting a 2.9% decrease in revenues and a 5.6% decrease in operating costs and expenses. Operating margin from our Mexican operations increased to 36.5% in 2005 from 34.7% in 2004, due to decreased costs and expenses, including lower depreciation.

In 2004, operating income increased by 4.2%, reflecting a 12.2% increase in revenues and a 16.2% increase in operating costs and expenses. Our operating margin decreased to 30.9% in 2004 from 33.3% in 2003 due to the consolidation of our non-Mexican operations, which had lower operating margins than our Mexican operations. In 2004, operating income from our Mexican operations increased by 4.0%, reflecting a 0.4% decrease in revenues and a 2.6% decrease in operating costs and expenses. Operating margin from our Mexican operations increased to 34.7% in 2004 from 33.3% in 2003, due to decreased operating costs and expenses, including lower depreciation.

Comprehensive Financing Cost

Under Mexican GAAP, comprehensive financing cost reflects interest income, interest expense, foreign exchange gain or loss and the gain or loss attributable to the effects of inflation on monetary liabilities and assets. A substantial proportion of our indebtedness (91.3% at December 31, 2005) is denominated in currencies other than Mexican pesos, so variation in the value of the peso affects our foreign exchange gain or loss and interest expense. Most of our financial assets are also denominated in foreign currencies.

In 2005, comprehensive financing cost was P.5,336 million as compared with P.144 million in 2004. The changes in each component were as follows:

•	Interest income increased by 23.7% in 2005 and decreased by 5.2% in 2004. The increase in 2005 was due to inclusion of the interest income of Embratel, higher average interest rates in Mexico and abroad and our higher average level of interest-bearing assets. In 2004 and 2003, interest income included gains on marketable securities. Excluding these gains, interest income would have increased by 214.7% in 2004, due principally to inclusion of P.695 million of interest income of Embratel and P.239 million in dividends on shares of MCI.

•	Interest expense increased by 18.4% in 2005 and by 3.2% in 2004. The increase in 2005 was due to the inclusion of the interest expense of Embratel, higher charges and costs related to swaps (P.792 million compared to P.433 million in 2004), higher average interest rates in Mexico and abroad and our higher average level of indebtedness, partly offset by a reduction in the amount paid for debt repurchases in 2005. The increase in 2004 was primarily due to the inclusion of P.1,203 million in interest expense of Embratel and a P.338 million greater premium paid for repurchases of our convertible senior debentures than in 2003. In 2003, we recognized P.1,046 million of expense related to the cancellation of our peso-denominated interest-rate swaps. Excluding the interest expense related to the cancellation of these swaps, interest expense would have increased by 25.0% in 2004.

•	We recorded a net exchange loss of P.3,787 million in 2005 and a net exchange gain of P.27 million in 2004. In 2005, the net exchange loss was due to a charge of P.7,133 million for hedging contracts, partly offset by a net exchange gain of P.3,613 million due to the appreciation of the peso against the U.S. dollar at year-end by approximately 4.9%. In 2004, we had a net exchange gain of P.545 million due to the appreciation of the Brazilian real against the U.S. dollar, partly offset by a charge of P.518 million for hedging contracts.

•	Because average monetary liabilities exceeded average monetary assets, we recognized a net gain from monetary position. The net gain in monetary position decreased by 32.8% in 2005 and increased by 64.0% in 2004. The decrease in 2005 was due to a lower inflation rate despite having a higher net monetary position compared to 2004. The net gain in monetary position increased in 2004 due to a higher net monetary position and a higher inflation rate compared to 2003.

Income Tax and Employee Profit Sharing

The statutory rate of the Mexican corporate income tax was 30.0% in 2005, 33.0% in 2004 and 34.0% in 2003. The Mexican Income Tax Law was amended in 2004 to decrease the corporate income tax rate to 29% in 2006 and 28% thereafter. Our effective rate of corporate income tax as a percentage of pre-tax profit was 26.7% in 2005, 28.7% in 2004 and 28.9% in 2003. The effective tax rate was lower in 2005 than in 2004 due to the effect of the reduction of the Mexican corporate income tax rate and the recognition in 2005 of deferred tax assets relating to provisions for employee profit sharing that, due to a change in the Mexican Income Tax Law, may now be deducted for tax purposes. The effective tax rate was slightly lower in 2004 than in 2003 due to the effect of the reduction in the Mexican corporate income tax rate, partly offset by a decrease in comprehensive financing cost and the contribution of taxes imposed on foreign subsidiaries.

Like other Mexican companies, we are required by law to pay to our employees, in addition to their agreed compensation and benefits, profit sharing in an aggregate amount equal to 10% of our taxable income (calculated without reference to inflation adjustments).

Net Income

Net income increased by 0.8% in 2005 and 17.9% in 2004. In 2005, the increase was due to an increase in operating income and a decrease in income taxes and employee profit sharing, partly offset by an increase in comprehensive financing cost. In 2004, the increase was due to a 3.7% increase in operating income and the stability of the peso against the U.S. dollar.

Results of Operations by Segment

We operate in six geographic segments. Segment information is presented in Note 18 to our audited consolidated financial statements included in this Annual Report. Mexico has traditionally been our principal geographic market, accounting for 76.5% of our total operating revenues in 2005 (compared to 88.8% in 2004) and 93.6% of our total operating income in 2005 (compared to 99.8% in 2004). The percentage of our total operating revenues and total operating income represented by Mexico has decreased in 2005 principally as a result of acquisitions outside Mexico made during 2004.

The table below sets forth the percentage of our total revenues and total operating income represented by each of our operating segments for the periods indicated.

	2005		2004
	% of Total Revenues	% of Total Operating Income	% of Total Revenues	% of Total Operating Income
Mexico	76.5%	93.6%	88.8%	99.7%
Brazil	21.4	5.8	9.7	0.5
Chile	0.8	0.2	0.6	(0.2)
Argentina	0.7	0.0	0.5	(0.2)
Colombia	0.3	0.3	0.2	0.1
Peru	0.4	0.0	0.3	0.0

Total(1)	100.0%	100.0%	100.0%	100.0%

(1)	Includes other revenues, which consist of intersegment revenues that are eliminated upon consolidation and revenues from our operations in the United States.

All amounts discussed below are presented in accordance with Mexican GAAP. For the non-Mexican segments that are discussed below, we have restated the financial statements of foreign subsidiaries for certain inflationary effects. In particular:

•	all 2005 and 2004 amounts (except those related to stockholders’ equity) have been restated for inflation using the purchasing power of the local currency as of December 31, 2005; and

•	foreign currency amounts have been converted into pesos at the exchange rate of the local currency into pesos prevailing as of December 31, 2005.

Accordingly, changes in local inflation rates and in exchange rates could significantly affect reported results in Mexican pesos and the comparability of reported results with results reported in prior years.

In the discussion below of operating revenues and operating income for our non-Mexican subsidiaries, we have used the results of the full years of 2004 and 2005, although in each case we had not yet begun to consolidate them at the beginning of 2004. As a result, the information discussed below for our non-Mexican operations concerning operating revenues and operating income does not correspond to the geographical segment information in Note 18 to our audited consolidated financial statements.

Mexico

Operating revenues decreased by 2.9% in 2005 due to a 3.6% decrease in local service revenues and a 10.9% decrease in “calling party pays” revenues. Operating revenues decreased by 0.3% in 2004 due to lower real rates.

Operating income increased by 2.2% in 2005 due to lower costs and expenses and lower depreciation. Operating income increased by 3.5% in 2004 due to lower depreciation and lower cost of sales and services. Our operating margin in Mexico was 36.5% in 2005 and 34.7% in 2004.

Brazil

Operating revenues in Brazil decreased by 3.2% in 2005 due principally to lower real rates for long distance service, partly offset by an increase in data and local service revenues.

Operating income increased by 263.8% in 2005 due to a decrease in general and administrative expenses as a result of a decrease in expenses for publicity and marketing, advisory and consulting services, transport and interconnection. Our operating margin in Brazil was 8.0% in 2005 and 2.1% in 2004.

Chile

Operating revenues in Chile increased by 9.3% in 2005, due mainly to an increase of over 200% in revenues from local service, which we began to provide in the second half of 2004, and a 25.0% increase in rates, as well as a 5.0% increase in revenues from data communications and a 25.3% increase in other revenues.

Operating income increased by 192.1% in 2005 compared with an operating loss in 2004, due to a 9.3% increase in revenues and a 30.6% decrease in costs as a result of efficiencies resulting from the restructuring of our Chilean operations in 2004 and lower expenses for advisory services and amortization. Our operating margin in Chile was 6.3% in 2005 and (7.4)% in 2004.

Argentina

Operating revenues in Argentina increased by 17.9% in 2005 due to an increase in other revenues as a result of our launch of an international information center that monitors the services provided by us to our international customers located throughout South America, a 65.0% increase in revenue from wholesale interconnection and a 24.5% increase in revenue from local service. Both increases in revenue were a result of higher traffic.

Operating loss improved from P.(301) million in 2004 to P.(17) million in 2005 due to an increase in revenues and decrease in costs and expenses. Costs and expenses decreased as a result of a decrease in depreciation expense and seniority premium and pension costs, the non-recurrence of restructuring expenses incurred in 2004 and a decrease in expenses related to advisory services, partly offset by an increase in advertising expenses. Our operating margin in Argentina was (1.6)% in 2005 and (33.5)% in 2004.

Colombia

Operating revenues in Colombia increased by 32.0% in 2005 due to a 37.5% increase in revenues from data services, partly offset by a decrease in revenues from Internet services as a result of a decrease in rates.

Operating income increased by 190.1% due to an increase in revenues, partly offset by a 10.7% increase in costs and expenses due to an increase in expenses incurred to reach customers in areas in which we do not have a local network. Our operating margin was 26.1% in 2005 and 11.8% in 2004.

Peru

Operating revenues in Peru increased by 13.7% in 2005 due to a 42.2% increase in revenues from local services, a 178.6% increase in revenues from other services as a result of increased equipment sales and a 3.5% increase in revenues from data services as a result of an increase in usage despite a decrease in rates.

Operating income increased by 126.7% in 2005 due to a 13.7% increase in revenues that more than offset a 22.1% increase in costs and expenses. Costs and expenses increased due to an increase in depreciation expense, partly offset by a decrease in expenses for advertising, advisory services and doubtful accounts and the non-recurrence of restructuring expenses incurred in 2004. Our operating margin was 0.3% in 2005 and (1.2)% in 2004.

Liquidity and Capital Resources

Our principal capital requirements are for capital expenditures, dividend payments, our share repurchase program and acquisitions. We have generally met our capital requirements primarily from operating cash flows and limited borrowing. Resources provided by operating activities were P.51,210 million in 2005, P.62,975 million in 2004 and P.28,550 million in 2003. Our resources provided by operating activities decreased in 2005 due to the increased application of resources to taxes payable, marketable securities and accrued liabilities, partly offset by decreased application of resources to pension fund contributions and accounts receivable. We had a working capital surplus (an excess of current assets over current liabilities) of P.10,649 million at December 31, 2005, P.11,994 million at December 31, 2004 and P.2,590 million at December 31, 2003.

Our capital expenditures were P.23,439 million in 2005, P.21,053 million in 2004 and P.11,085 million in 2003. The 11.3% increase in 2005 was due to higher investment in Embratel and other subsidiaries outside Mexico, and we expect that our capital expenditures will be approximately P.23.2 billion (U.S.$2.1 billion) for 2006. Budgeted capital expenditures for 2006 exclude any other investments we may make to acquire other companies. For subsequent years, our capital expenditures will depend on economic and market conditions.

The amount spent on share repurchases was P.17,281 million in 2005, P.14,356 million in 2004 and P.12,480 million in 2003. The amount spent on share repurchases is determined from time to time by the executive committee taking into account factors including the price of our shares and our capital resources. The shareholders have given renewed authorization to our officers to make share repurchases, most recently on March 30, 2006. There is no obligation to spend any of the authorized amounts. See Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Dividends paid totaled P.8,556 million in 2005, P.8,415 million in 2004 and P.8,285 million in 2003. The shareholders have approved dividends of P.0.41 per share to be paid in four installments out of 2005 income. We expect to pay an aggregate of approximately P.8.6 billion in dividends from June 2006 through March 2007 (based on the number of outstanding shares at May 31, 2006).

In the table below we set forth certain contractual obligations as of December 31, 2005, consisting of debt (including financial leases) and purchase obligations, and the period in which the contractual obligations come due. We do not expect to contribute to our pension funds in 2006 and the extent of future contributions will depend on the performance of our plan assets and actuarial calculations in future years. The table below does not include pension liabilities, deferred taxes or current accounts payable.

	Payments Due by Period (as of December 31, 2005)
	Total	2006	2007-2008	2009-2010	2011 and beyond
	(in millions of pesos)
Contractual obligations:
Total debt(1)	P. 90,959	P. 14,595	P. 24,838	P. 29,969	P. 21,557
Purchase obligations	8,338	8,338	—	—	—

Total	P. 99,297	P. 22,933	P. 24,838	P. 29,969	P. 21,557

(1)	Excludes interest payments.

At December 31, 2005, we had total indebtedness of P.90,959 million compared to total indebtedness of P.93,039 million at December 31, 2004. The decrease is due primarily to the appreciation of the peso against the U.S. dollar.

We incurred additional U.S. dollar-denominated debt in 2005. At December 31, 2005, we had total indebtedness of approximately U.S.$8,492 million compared to total indebtedness of approximately U.S.$7,993 million at December 31, 2004. The increase is due primarily to our issuance of U.S.$950 million principal amount of 4.75% notes due 2010 and U.S.$800 million principal amount of 5.50% notes due 2015 in the first quarter of 2005, partly offset by our prepayment of approximately U.S.$700 million principal amount of the debt of Embratel and our repurchase of U.S.$432 million principal amount of our U.S.$1.5 billion principal amount of senior notes due 2006. The major categories of indebtedness at Telmex are as follows:

•	U.S. dollar-denominated bank loans. These include a large syndicated loan facility, loans with support from export credit agencies and other loans. Most of our bank facilities bear interest at specified spreads over LIBOR. The weighted average interest rate at December 31, 2005 was approximately 5.5%. We had U.S.$3,617 million in bank loans, equivalent to P.38,743 million, outstanding at December 31, 2005. The largest component is the U.S.$2,500 million facility that Telmex obtained in October 2005 to restructure the syndicated U.S.$2,425 million bank loan it obtained in 2004. The loan has two tranches, one tranche of U.S.$1,500 million that matures in four years, and the other tranche of U.S.$1,000 million that matures in six years. Certain of our bank loans contain financial and operating covenants. The most restrictive covenants require us to maintain a consolidated ratio of EBITDA to interest expense of no less than 3.00 to 1.00 and a consolidated ratio of total debt to EBITDA of no more than 3.75 to 1.00 (using terms defined in the credit agreements). Compliance with these covenants has not been a significant constraint on our ability to obtain financing.

•	U.S. dollar-denominated senior notes. At Telmex, we had U.S.$3,818 million aggregate principal amount of senior notes outstanding, which was equivalent to P.40,898 million at December 31, 2005.

During 2005, we repurchased in the open market U.S.$432 million of the 8.25% senior notes due in January 2006. The excess of the repurchase price over the face amount of the notes was P.178.9 million (U.S.$15.6 million), which was recognized under comprehensive financing cost. The outstanding balance of U.S.$1,068 million was paid at maturity in January 2006. In January 2006, Telmex issued abroad P.4.5 billion of 8.75% global senior notes due 2016. Approximately 62% of the senior notes were purchased by Mexican institutions.

As a result, Telmex has four series of senior notes outstanding:

Maturity	Issuance	Interest	Original Amount (millions)
November 2008	November 2003	4.50%	U.S.$	1,000
January 2010	January/February 2005	4.75%	U.S.$	950
January 2015	January/February 2005	5.50%	U.S.$	800
January 2016	January 2006	8.75%	P.	4,500

•	Peso-denominated senior notes. We have issued peso-denominated senior notes (certificados bursátiles) from time to time in the Mexican market. Part of these notes bears interest at fixed rates and part bears interest at specified spreads over Mexican Cetes (short-term Mexican government obligations). At December 31, 2005, we had P.6,600 million outstanding maturing from 2007 to 2012, and the weighted average interest rate was 9.4%.

We also have smaller amounts of other categories of indebtedness outstanding at Telmex, including peso-denominated loans from Mexican banks, financial leases and supplier credits for equipment financing. We rely primarily on borrowings in the Mexican and international capital markets and from international banks, although if market conditions change, we may seek currency from export credit agencies or other sources. A number of our financing instruments are subject to either acceleration or repurchase at the holder’s option if there is a change of control, as defined in the respective instruments. The definitions of change of control vary, but none of them is met so long as Carso Global Telecom, S.A. de C.V., or Carso Global Telecom, or its present controlling shareholders continue to control a majority of our voting stock.

The major categories of indebtedness at Embratel are bank facilities denominated in U.S. dollars (P.4,433 million at December 31, 2005) and bonds denominated in U.S. dollars (P.1,906 million at December 31, 2005). In the first half of 2005, Embratel completed a R$1.8 billion capital increase in which we acquired 87.5% of the shares sold, and it used part of the proceeds to prepay U.S.$96.3 million (P.1,072 million) of its notes due 2008 at a redemption price of U.S.$106.8 million (P.1,190 million) and to repay R$1.0 billion (P.4,548 million) in commercial paper.

Embratel has a substantial amount of tax-related contingencies. If a major part of the tax disputes were to be decided against Embratel, this could have a material effect on its liquidity. See Note 12 to our audited consolidated financial statements.

At December 31, 2005, 90.1% of our total consolidated indebtedness was denominated in U.S. dollars, 8.7% was in Mexican pesos, 0.1% was in Brazilian reais and 1.1% was in other currencies. Our currency hedging practices are described below.

At December 31, 2005, 48.8% of our debt obligations bore interest at floating rates. The weighted average cost of all borrowed funds, including those of Embratel, at December 31, 2005 (including interest and reimbursement of certain lenders for Mexican taxes withheld, but excluding fees) was approximately 6.3%. The inclusion of fees in the calculation of weighted average cost of all borrowed funds at December 31, 2005 would increase such cost by 0.4%, to 6.7%.

Hedging

Currently, our hedging activities fall into three categories, as described below. Our hedging practices vary from time to time depending on our judgment about the level of risk and the costs of hedging. We may stop hedging or modify our hedging practices at any time.

Because our U.S. dollar-denominated indebtedness far exceeds our U.S. dollar-denominated assets and revenues, from time to time Telmex enters into hedging transactions to protect to some degree against the short-term risks of devaluation of the Mexican peso. Under Mexican GAAP, we account for these transactions on a fair value basis, and such amounts offset gains and losses on the foreign currency liabilities that are hedged. At December 31, 2005, our hedges (excluding Embratel) covered liabilities of U.S.$6,320 million out of our total U.S. dollar-denominated liability of P.81,978 million (approximately U.S.$7,654 million), but the amount of our hedging position varies substantially from time to time. In 2005, we recognized a net charge of P.7,133 million in our results of operations, reflecting the effects of exchange rate variations under our hedging agreements. See Note 8 to our audited consolidated financial statements. This resulted from devaluation of the U.S. dollar against the peso and especially against the real. Our hedges were short-term throughout most of 2005, typically averaging approximately 90 days. In November 2005, we lengthened the average term of our hedges to 380 days.

All of our peso-denominated indebtedness (P.7,900 million at December 31, 2005) bears interest at floating rates. We have engaged in extensive hedging transactions to reduce our exposure to changes in Mexican interest rates. Specifically, we have entered into interest rate swaps in which we pay interest at a fixed rate and receive interest at a floating rate, on a notional amount in Mexican pesos or U.S. dollars. The general effect of these swaps is to replace an obligation to pay floating-rate interest on our debt with an obligation to pay fixed-rate interest. Because the peso-denominated swap market is not highly liquid, we do not ordinarily obtain interest rate swaps that precisely match the tenors or amounts of our floating-rate liabilities. The aggregate notional amount of our swaps may be greater or less than the principal amount of our floating-rate peso-denominated debt, and we may discontinue hedging at any time. At December 31, 2005, the aggregate notional amount of domestic interest rate swaps was P.15,900 million. In 2004, we entered into interest rate swaps for a total of U.S.$1,050 million, for which we paid six-month LIBOR rates and received fixed rates, and in 2003, we entered into interest rate swaps for the same notional amount, for which we paid fixed rates and received six-month LIBOR rates. The net effect of these swaps in 2005 was a reduction in our interest payments by 0.907%.

Because a substantial portion of the indebtedness of Embratel is denominated in foreign currencies, Embratel enters into hedging transactions to protect itself to some degree against the short-term risks of devaluation of the Brazilian real. At December 31, 2005, Embratel had swaps and forwards covering U.S.$410.3 million of its indebtedness. Embratel recognized a charge of P.684,789 in 2005, reflecting the effects of exchange rate variations under its hedging agreements.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements of the type that we are required to disclose under Item 5.E of Form 20-F.

U.S. GAAP Reconciliation

Net income under U.S. GAAP was P.27,049 million in 2005, P.29,175 million in 2004 and P.23,594 million in 2003. Compared to Mexican GAAP, net income under U.S. GAAP was 6.7% lower in 2005, 1.4% higher in 2004 and 3.3% lower in 2003.

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

Other differences that affected net income relate to accounting for costs of pension and seniority premium plans, capitalization of interest on assets under construction, deferred profit sharing and the treatment of minority interest. The differences in stockholders’ equity under Mexican GAAP and U.S. GAAP reflect these same matters. For a discussion of the principal differences between Mexican GAAP and U.S. GAAP, see Note 19 to our audited consolidated financial statements.

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

Estimated Useful Lives of Plant, Property and Equipment

We estimate the useful lives of particular classes of plant, property and equipment in order to determine the amount of depreciation expense to be recorded in each period. Depreciation expense is a significant element of our costs, amounting in 2005 to P.23,527 million, or 20.6% of our operating costs and expenses, under Mexican GAAP, and P.26,892 million, or 22.5% of our operating costs and expenses, under U.S. GAAP. See Notes 4 and 19 to our audited consolidated financial statements.

The estimates are based on historical experience with similar assets, anticipated technological changes and other factors, taking into account the practices of other telecommunications companies. We review estimated useful lives each year to determine whether they should be changed, and at times we have changed them for particular classes of assets. We may shorten the estimated useful life of an asset class in response to technological changes, changes in the market or other developments. This results in increased depreciation expense, and in some cases it can result in our recognizing an impairment charge to reflect a write-down in value. For example, in 2003, we reduced the useful lives of certain assets to reflect technological changes, which resulted in a P.916 million increase in depreciation expense. The same kinds of developments can also lead us to lengthen the useful life of an asset class, resulting in reduced depreciation expense. For example, in both 1999 and 2000, we lengthened the useful lives of certain categories of fixed assets.

Employee Pensions and Seniority Premiums

We recognize liabilities on our balance sheet and expenses in our income statement to reflect our obligations to pay employees under defined benefit retirement and seniority premium plans and, in the case of Embratel, defined contribution and medical assistance plans. The amounts we recognize are determined on an actuarial basis that involves many estimates and accounts for post-retirement and termination benefits in accordance with Mexican GAAP. In 2005, we recognized net period cost relating to these obligations of P.4,559 million under Mexican GAAP and P.3,667 million under U.S. GAAP.

We use estimates in three specific areas that have a significant effect on these amounts: (a) the real discount rates that we use to calculate the present value of our future obligations, (b) the real rate of increase in salaries that we assume we will observe in future years and (c) the rate of return we assume our pension fund will achieve on its investments. The assumptions we have applied are identified in Note 7 (Mexican GAAP) and Note 19 (U.S. GAAP) to our audited consolidated financial statements. These estimates are based on our historical experience, on current conditions in the financial markets and on our judgments about the future development of our salary costs and the financial markets. We review the estimates each year, and if we change them, our reported expense for pension costs may increase or decrease.

Our liability for future pensions and seniority premiums is also affected by our estimate of the number of retired employees and our pension fund is affected by the estimated rate of return on investments. Actual results may vary from these estimates. In 2005, an actuarial loss of P.3,660 million was attributable to the increase in the projected benefit obligation due primarily to: (i) a greater number of employees retiring than had been estimated at the beginning of the year, (ii) lower inflation than we estimated, resulting in salary and pension obligations being higher in real terms than estimated and (iii) a higher average life span of our retired employees and higher estimated life span of our active employees than had been estimated at the beginning of the year. In addition, the return on investments of our pension fund amounted to a gain of P.9,271 million in 2005, due to the gains by plan assets on the Mexican Stock Exchange and the increase in fixed-yield interest rates. As of December 31, 2005, 55.7% of fund assets consisted of peso-denominated fixed-income securities and 44.3% consisted of variable-income securities of Mexican companies. The fund has experienced volatile returns on its investments in equity securities, which resulted in net losses on plan assets in prior years. Our actuarial assumptions as of December 31, 2005 include an assumed annual return of 6.8% in real terms on plan assets.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts based on our estimates of losses we may experience because our customers or other telecommunications carriers do not pay the amounts they owe us. At December 31, 2005, the amount of the allowance was P.7,560 million. For our customers, we perform a statistical analysis based on our past experience, current delinquencies and economic trends. For carriers, we make individual estimates that may reflect our evaluation of pending disputes over amounts owed. Our policy is to provide for doubtful accounts on the balance of accounts receivable more than 90 days old. Our allowance could prove insufficient if our statistical analysis of our customer receivables is inadequate, or if one or more carriers refuse or are unable to pay us. See Note 3 to our audited consolidated financial statements.

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

Impairment of Long-Lived Assets

We review our property, plant and equipment for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. To estimate the fair value of long-lived assets, we typically make various assumptions about the future prospects for the business that the asset relates to, consider market factors specific to that business and estimate future cash flows to be generated by that business. Based on these assumptions and estimates, and guidance provided by Mexican GAAP relating to the impairment of long-lived assets, we determine whether we need to take an impairment charge to reduce the value of the asset stated on our balance sheet to reflect its estimated fair value. Assumptions and estimates about future values and remaining useful lives are complex and often subjective. They can be affected by a variety of factors, including external factors such as industry and economic trends, and internal factors such as changes in our business strategy and our internal forecasts. Different assumptions and estimates could materially impact our reported financial results. More conservative assumptions of the anticipated future benefits from these businesses could result in impairment charges, which would decrease net income and result in lower asset values on our balance sheet. Conversely, less conservative assumptions could result in smaller or no impairment charges, higher net income and higher asset values.

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

Our bylaws provide that the members of the Board of Directors are appointed for terms of one year and may be reelected. The names and positions of the current 18 members of our Board of Directors as of April 27, 2006, their dates of birth and information on their principal business activities outside Telmex are as follows:

Carlos Slim Helú Honorary chairman for life	Born: First elected: Principal occupation:	1940 1990 Honorary chairman for life of the board of directors of Grupo Carso, S.A. de C.V., Carso Global Telecom, S.A. de C.V. and América Telecom, S.A. de C.V.
	Other directorships and business experience:	Honorary chairman for life of the board of directors of América Móvil, S.A. de C.V. and Grupo Financiero Inbursa, S.A. de C.V.

Carlos Slim Domit	Born:	1967
Chairman; president of the executive committee	First elected:	1995
	Term expires:	2007
	Principal occupation and other directorships:

Chairman of the board of directors of Grupo Carso, S.A. de C.V., Grupo Sanborns, S.A. de C.V., US Commercial Corp. and Altria Group, Inc., Vice Chairman of the board of directors of Carso Global Telecom, S.A. de C.V. and América Telecom, S.A. de C.V. and member of the board of directors of Grupo Televisa S.A. de C.V.

	Business experience:	Chief Executive Officer of Sanborn Hermanos, S.A.

Jaime Chico Pardo	Born:	1950
Vice Chairman; member of the executive committee	First elected:	1990
	Term expires:	2007
	Principal occupation:	Vice Chairman of the board of directors and Chief Executive Officer of Telmex
	Other principal directorships:	Member of the board of directors of América Móvil, S.A. de C.V., Carso Global Telecom, S.A. de C.V., América Telecom, S.A. de C.V., Grupo Carso, S.A. de C.V. and Honeywell International
	Business experience:	Chief Executive Officer of Grupo Condumex, S.A. de C.V. and Chairman of Corporación Industrial Llantera (Euzkadi General Tire de México)

Emilio Azcárraga Jean	Born:	1968
Director	First elected:	2000
	Term expires:	2007
	Principal occupation:	Chairman of the board of directors and President of Grupo Televisa S.A. de C.V.
	Other directorships:	Member of the board of directors of Banamex-Accival, Univisión and Grupo CIE and member of Consejo Mexicano de Hombres de Negocios, A.C.

Antonio Cosío Ariño	Born:	1935
Director; alternate member of the executive committee	First elected:	1990
	Term expires:	2007
	Principal occupation:	Chief Executive Officer of Cía. Industrial de Tepeji del Río, S.A. de C.V. and Tejidos Puente Sierra, S.A de C.V.

	Other directorships:	Chairman of the board of directors of Bodegas de Santo Tomás, S.A. de C.V. and Grupo Hotelero Brisas, S.A. de C.V. and member of the board of directors of Grupo Sanborns, S.A. de C.V., Grupo Carso, S.A. de C.V., Grupo Financiero Inbursa, S.A. de C.V. and Banamex-Accival

Laura Diez Barroso de Laviada	Born:	1951
Director	First elected:	2005
	Term expires:	2007
	Principal occupation:	President of Tenedora y Promotora Azteca S.A. de C.V.
	Other directorships:	Member of the board of directors of Grupo Financiero Inbursa, S.A. de C.V., Fundación del Centro Histórico de la Cd. de México A.C. and Royal Caribbean International

Amparo Espinosa Rugarcía	Born:	1941
Director	First elected:	1990
	Term expires:	2007
	Principal occupation:	Chief Executive Officer of Documentación y Estudios de Mujeres, A.C.

Élmer Franco Macías	Born:	1940
Director	First elected:	1990
	Term expires:	2007
	Principal occupation:	Chief Executive Officer and member of the board of directors of Infra, S.A. de C.V.
	Other directorships:	Member of the board of directors of Corporativo Infra, S.A. de C.V., Electrodos Infra, S.A. de C.V., Envases de Aceros, S.A. de C.V., Corporacion Infra, S.A. de C.V., Conglomerado Industrial y Metaloides and Banco Nacional de México, S.A.
	Business experience:	Various positions at Grupo Infra since 1958

Ángel Losada Moreno	Born:	1955
Director	First elected:	1990
	Term expires:	2007
	Principal occupation:	Chairman of the board of directors and Chief Executive Officer of Grupo Gigante, S.A. de C.V.

	Other directorships:	Chairman of the board of directors of Office Depot de México, S.A. de C.V. and member of the board of directors of Grupo Financiero Banamex—Accival, S.A. de C.V., Price Smart, Inc and Food Market Institute

Rómulo O’Farrill Jr.	Born:	1917 (deceased in May 2006)
Director	First elected:	1990
	Term expires:
	Principal occupation:	Chairman of the board of directors and Chief Executive Officer of Novedades de Acapulco, S.A. de C.V.
	Other directorships:	Chairman of the board of directors of Grupo Automotriz O’Farrill y Balderrama, S.A. de C.V., Novedades de Quintana Roo, S.A. de C.V. and Distribuidora O’Farrill Puebla, S.A. de C.V.

Juan Antonio Pérez Simón	Born:	1941
Vice Chairman; member of the executive committee	First elected:	1990
	Term expires:	2007
	Principal occupation and other directorships:

Chairman of the board of directors and member of the executive committee of Sanborn Hermanos, S.A. and member of the board of directors of Grupo Carso, S.A. de C.V., Grupo Financiero Inbursa, S.A. de C.V., Carso Global Telecom, S.A. de C.V., Cigarros La Tabacalera Mexicana, América Telecom, S.A. de C.V. and Sears Roebuck de México, S.A. de C.V.

Fernando Senderos Mestre	Born:	1950
Director	First elected:	2000
	Term expires:	2007
	Principal occupation:	Chairman of the board of directors and Chief Executive Officer of Desc, S.A. de C.V.
	Other directorships:	Member of the board of directors of Industrial Peñoles, S.A. de C.V., Kimberly Clark de México, S.A. de C.V., Alfa, S.A. de C.V. and Televisa, S.A. de C.V. and member of Consejo Mexicano de Hombres de Negocios, A.C.

Marco Antonio Slim Domit	Born:	1968
Director; alternate member of	First elected:	2002
the executive committee	Term expires:	2007
	Principal occupation:	Chairman of the board of directors and Chief Executive Officer of Grupo Financiero Inbursa, S.A. de C.V.
	Other directorships:	Member of the board of directors of Grupo Carso, S.A. de C.V., Carso Global Telecom, S.A. de C.V., América Telecom, S.A. de C.V. and Grupo Sanborns, S.A. de C.V.

Rayford Wilkins Jr.	Born:	1951
Director	First elected:	2005
	Term expires:	2007
	Principal occupation and other directorships:	Group President of AT&T and member of the executive committee of América Móvil, S.A. de C.V.
	Business experience:	Various positions in the wireless industry at SBC Group

Richard P. Resnick	Born:	1966
Director; member of the	First elected:	2004
executive committee	Term expires:	2007
	Principal occupation:	President of AT&T México

Larry I. Boyle	Born:	1957
Director; alternate member of	First elected:	2006
the executive committee	Term expires:	2007
	Principal occupation:	Chief Financial Officer of AT&T México

Rafael Kalach Mizrahi	Born:	1946
Director	First elected:	2000
	Term expires:	2007
	Principal occupation:	Chairman of the board of directors and Chief Executive Officer of Grupo Kaltex, S.A. de C.V.
	Other directorships:	Member of the board of directors of Grupo Carso, S.A. de C.V., Sears Roebuck, S.A. de C.V., Grupo Sanborns, S.A. de C.V. and US Commercial Corp.

Ricardo Martín Bringas	Born:	1960
Director	First elected:	2000
	Term expires:	2007
	Principal occupation:	Chief Executive Officer of Organización Soriana, S.A. de C.V.
	Other directorships:	Member of the board of directors of Banco HSBC México, S.A., Grupo Financiero Banamex—Accival, S.A. de C.V., Grupo Financiero Banorte, S.A. and ING de México and member of Consejo Mexicano de Hombres de Negocios, A.C.

As of April 27, 2006, the alternate directors, each of whom serves a one-year term, are as follows:

First Elected Director or Alternate Director
Patrick Slim Domit	1999
Arturo Elías Ayub	2000
José Humberto Gutiérrez-Olvera Zubizarreta	1996
Jorge C. Esteve Recolons	2004
Antonio Cosío Pando	2002
Eduardo Tricio Haro	2005
Ángeles Espinosa Yglesias	1993
Agustín Franco Macías	1990
Jaime Alverde Goya	1993
Antonio del Valle Ruíz	1990
José Kuri Harfush	1995
Fernando Solana Morales	2002
Eduardo Valdés Acra	2000
Carlos Bernal Verea	1990
Federico Laffan Fano	1990
Jorge A. Chapa Salazar	2002
Bernardo Quintana Isaac	1990
Francisco Medina Chávez	2002

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

The executive committee is elected from among the directors and alternate directors by a majority vote of the AA Shares, A Shares and A Share ADSs voting together. Under the agreement entered into in December 2000 between Carso Global Telecom and SBC International, the executive committee consists of four members. The majority of its members must be of Mexican nationality and elected by Mexican shareholders. Carso Global Telecom and SBC International have agreed to vote for three members named by Carso Global Telecom and one member named by SBC International. The current members of the executive committee are Jaime Chico Pardo, Juan Antonio Pérez Simón and Carlos Slim Domit, all named by Carso Global Telecom and various other Mexican investors, and Richard P. Resnick, named by SBC International. The current alternate members of the executive committee are Antonio Cosío Ariño, José Humberto Gutiérrez-Olvera Zubizarreta and Marco Antonio Slim Domit, all named by Carso Global Telecom and various other Mexican investors, and Larry I. Boyle, named by SBC International.

Mexican Code of Best Corporate Practices

In January 2001, a Mexican commission of business leaders, with the support of the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or the CNBV), issued a Code of Best Corporate Practices (Código de Mejores Prácticas Corporativas) for publicly traded Mexican companies, recommending certain actions with respect to various areas of corporate governance. Following these recommendations, in February 2001, the Board of Directors created an audit committee and an evaluation and compensation committee. The Mexican Securities Market Law was amended effective June 2001 to require that all publicly traded Mexican companies have an audit committee. In March 2003, the CNBV codified certain provisions of the Code of Best Corporate Practices, requiring among other things, increased responsibilities for audit committees. While compliance with the Code of Best Corporate Practices is voluntary, the CNBV requires companies listed on the Mexican Stock Exchange to file a report, on a yearly basis, regarding their compliance with the Code of Best Corporate Practices. Our report on compliance with the Code of Best Corporate Practices is on file with the CNBV and the Mexican Stock Exchange. In December 2005, a new Mexican Securities Market Law was enacted with a focus on increasing its adherence to international standards, including increased protections for minority shareholders. Included in the new law is the requirement that all publicly traded Mexican companies have a corporate practices committee (Comité de Prácticas Societarias). See Item 10. Additional Information—Bylaws and Mexican Law—Mexican Securities Market Law.

Audit Committee

The audit committee consists of Antonio del Valle Ruíz (the audit committee’s president), Rafael Kalach Mizrahi and José Kuri Harfush. Mr. Kalach Mizrahi is a director and Messrs. del Valle Ruíz and Kuri Harfush are alternate directors. Each member of the audit committee is independent, as independence is defined under the Mexican Securities Market Law, and also meets the independence requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended, or Rule 10A-3. See Item 16A. Audit Committee Financial Expert. The audit committee operates primarily under a written mandate adopted by our Board of Directors. A copy of the audit committee mandate is available on our website at www.telmex.com.

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

The Audit Committee Report

A translation of the audit committee’s annual report submitted to the Board of Directors on March 8, 2006 is provided below.

Audit Committee Report

To the Board of Directors of

Teléfonos de México, S.A. de C.V.

The Company’s management has the basic responsibility of issuing financial statements based on generally accepted accounting principles in Mexico, preparing financial information in a timely manner, and implementing internal control systems. The Audit Committee, on behalf of the Board of Directors of the Company, has reviewed the consolidated audited financial statements of Teléfonos de México, S.A. de C.V. and its subsidiaries as of December 31, 2005. This review included analysis and approval of policies, procedures and accounting practices of the Company and its subsidiaries. The accounting policies for the preparation of the Company’s financial information, proposed and recommended by this Committee to the Board of Directors, have the approval of the Board of Directors.

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

Based on the revisions and opinions mentioned above, the Committee recommends to the Board of Directors, that the audited consolidated financial statements of Teléfonos de México, S.A. de C.V. and its subsidiaries as of December 31, 2005, be included in the 2005 annual report, which the Company submits to the Shareholders’ Meeting for approval.

Additionally, the Company has an Internal Auditing Area. The internal control system has been reviewed and evaluated by the Audit Committee and in the Committee’s opinion, meets the required level of effectiveness so that the Company operates in a general control environment. The external auditors have reported to us certain matters concerning internal control that came to their attention in the course of their audit. We believe the internal control system complies with the general guidelines established by the Board of Directors by recommendation of this Committee.

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

Antonio del Valle Ruíz

President

Mexico City

March 8, 2006

Corporate Practices Committee

The corporate practices committee was previously known as the evaluation and compensation committee. At the shareholders’ meeting of April 27, 2006, the name of the evaluation and compensation committee was changed to the corporate practices committee, and Fernando Solana Morales was designated the president of the corporate practices committee. At its meeting on May 11, 2006, the Board of Directors confirmed Fernando Solana Morales as the president of the corporate practices committee and resolved that the rest of the corporate practices committee would comprise Antonio Cosío Ariño, Laura Diez Barroso de Laviada and Francisco Medina Chávez.

The mandate of the corporate practices committee is to assist the Board of Directors in evaluating and compensating our senior executives. In particular, it is required to (a) recommend to the Board of Directors procedures for the selection and succession of our chief executive officer and our principal executives; (b) propose criteria for evaluating executive performance; (c) analyze the proposals of the chief executive officer concerning the structure and amount of compensation for our senior executives, and to raise them with the Board of Directors; (d) review new executive compensation programs and the operations of existing programs; (e) establish contracting practices to avoid excessive payments to executives; (f) assist the Board of Directors in developing appropriate personnel policies; (g) report to the Board of Directors on its activities; and (h) perform any other functions the Board of Directors may delegate to the corporate practices committee. Upon effectiveness of the new Mexican Securities Market Law, the corporate practices committee will also provide an opinion regarding our transactions with related parties. Each member of the corporate practices committee is independent, as independence is defined under the Mexican Securities Market Law.

The Evaluation and Compensation Committee Report

A translation of the evaluation and compensation committee’s annual report submitted to the Board of Directors on March 8, 2006 is provided below.

Evaluation and Compensation Committee Report

To the Board of Directors of

Teléfonos de México, S.A. de C.V.

Based on the dispositions of the Best Corporate Practices Code, the Evaluation and Compensation Committee of Teléfonos de México, S.A. de C.V., presents a report to the Board of Directors regarding the relevant activities carried out by this Committee that, if the Board approves, is to be included in the annual report that is submitted for the consideration at the Shareholders’ Meeting where the results and activities of the Company at December 31, 2005 will be made known.

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

Juan Antonio Pérez Simón

President

Mexico City

March 8, 2006

Finance and Planning Committee

The finance and planning committee consists of Juan Antonio Pérez Simón (the finance and planning committee’s president since May 11, 2006), Ángeles Espinosa Yglesias and Jaime Alverde Goya. The mandate of the finance and planning committee is to assist the Board of Directors in evaluating our investment, financial and planning policies. In particular, it is required to (a) review investment policies proposed by senior management; (b) evaluate the financing policies proposed by senior management and submit them for approval by the Board of Directors; (c) participate in presentations to the Board of Directors regarding the conformity of principal proposed investments and financing transactions to our guidelines; (d) weigh in on strategic planning and assist the Board of Directors in monitoring financial projections and the concurrence of investment and financing policies with strategic objectives; (e) review annual budget assumptions and submit them for approval by the Board of Directors; (f) monitor our budget and strategic plan; (g) identify risk factors and review policies for managing those risks; and (h) perform any other functions the Board of Directors may delegate to the finance and planning committee. Each member of the finance and planning committee is independent, as independence is defined under the Mexican Securities Market Law.

The Finance and Planning Committee Report

A translation of the finance and planning committee’s annual report submitted to the Board of Directors on March 8, 2006 is provided below.

Finance and Planning Committee Report

To the Board of Directors of

Teléfonos de México, S.A. de C.V.

Mr. Chairman, Board members:

The relevant issues that have been discussed in the sessions of the Finance and Planning Committee of the Board of Directors are the following:

•	We reviewed the results of the investment programs and liabilities of the Company at year-end 2005. The investments and financing complied with the policies established by the Board and achieved the projected viability.

•	We analyzed and evaluated the projected investment and liabilities plans for 2006 and both were within framework of the policies established by the Board, which policies are also in line with the established strategic vision of the Company.

•	Therefore, the Committee considered that the principal investments and financing for 2006 that management has planned are viable and adequate.

•	We also reviewed the figures of the financial statements at December 31, 2005, and compared them with the figures of 2004 and the 2005 budget. Additionally, we analyzed the premises and financial projections included in the Company’s budget for 2006. The Committee considered that these projections are in line with the Company’s strategic plan.

•	In addition, we carried out an evaluation and verified that the strategic position of the Company is consistent with its strategic plan.

We consider that this information should be included in the annual report that the Board of Directors presents to the Shareholders’ Meeting where the 2004 results will be made known in order to comply with the Best Corporate Practices Code.

Fernando Solana Morales

President

Mexico City

March 8, 2006

Executive Officers

The names, responsibilities and prior business experience of our executive officers are as follows:

Jaime Chico Pardo	Appointed:	1995
Chief Executive Officer	Business experience:	Director and member of executive committee of Telmex since 1990

Adolfo Cerezo Pérez	Appointed:	1991
Chief Financial Officer	Business experience:	Various positions in finance, including treasurer of Telmex

Arturo Elías Ayub	Appointed:	1998
Strategic Alliances, Communications and Institutional Relations	Business experience:	Various positions at Telmex in regulation and Internet areas

Javier Mondragón Alarcón	Appointed:	1999
Regulation and Legal Affairs	Business experience:	General counsel at Grupo Televisa S.A. de C.V. and executive vice president at Grupo Televicentro

Sergio Medina Noriega	Appointed:	1995
Legal	Business experience:	Various legal positions at Bancomer S.A. (now BBVA Bancomer) and legal director of Empresas Frisco

Héctor Slim Seade	Appointed:	1995
Operational Support	Business experience:	General manager at Guardiana-Inbursa and Factoraje-Inbursa
Oscar Von Hauske Solís	Appointed:	1996
President of International Operations and Information Technology	Business experience:	Head of finance at Grupo Condumex, S.A. de C.V.

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

Compensation of Directors and Officers

For the year ended December 31, 2005, the aggregate compensation of all of our directors and executive officers paid for services in all capacities was approximately P.57.3 million, which included bonus payments totaling P.11.4 million in lieu of stock options. Each director received an average fee of P.49.7 thousand (nominal) for each meeting of the Board of Directors attended in 2005. Members of committees of the Board of Directors received an average fee of P.15.8 thousand (nominal) for each committee meeting attended in 2005. None of our directors is a party to any contract with us or any of our subsidiaries that provides for benefits upon termination of employment.

In 2005, we terminated our stock option plan for our executive officers. In January 2003, we granted options to purchase an aggregate of 11.7 million L Shares at P.11.17 per L Share, which were exercisable over a period of nearly four years from the date of grant. We subsequently reduced this period to two years. In January 2004, we granted options to purchase an aggregate of 9.0 million L Shares at P.13.45 per L Share, which were exercisable for a period of nearly four years from the date of grant. We subsequently reduced this period to one year. In accordance with Mexican GAAP, we did not recognize any compensation expense as a result of granting stock options to our executive officers.

Share ownership of Carlos Slim Helú and certain members of his immediate family is set forth in Item 7. Major Shareholders and Related Party Transactions—Major Shareholders. Except as discussed therein, none of our other directors, alternate directors or executive officers is the beneficial owner of more than one percent of any class of our capital stock.

Employees

We are one of the largest non-governmental employers in Mexico. The following table sets forth the number of employees and a breakdown of employees by main category of activity and geographic location as of the end of each year in the three-year period ended December 31, 2005:

	December 31,
	2005	2004	2003
End-of-period number of employees	75,484	76,683	62,103
Employees by category of activity:
Local—Mexico	38,430	39,420	40,353
Long distance—Mexico	7,170	7,216	7,405
Other—Mexico	14,607	14,431	14,345
Latin America(1) and the United States	15,277	15,616	—
Employees by geographic location:
Mexico	60,207	61,067	62,103
Latin America(1) and the United States	15,277	15,616	—

(1)	Includes Brazil, Chile, Argentina, Peru and Colombia.

At December 31, 2005, the Telephone Workers’ Union of Mexico (known by its Spanish acronym, STRM) represented approximately 57.8% of our employees, and members of other unions represented approximately 9.7% of our employees. All management positions are held by non-union employees. Salaries and certain benefits for unionized personnel are renegotiated every year and the collective bargaining agreements with our unionized employees are renegotiated every two years. In April 2006, we and the STRM agreed to a 4.4% nominal increase in basic wages and a 2.5% nominal increase in benefits.

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The AA Shares represented 38.6% of the total capital stock and 94.5% of the full voting shares (AA shares and A Shares) as of June 8, 2006. The AA Shares are owned by (1) Carso Global Telecom, (2) SBC International and (3) various other Mexican investors. Carso Global Telecom holds interests in telecommunications and was spun off from Grupo Carso in 1996. Carso Global Telecom may be deemed to control us. According to reports of beneficial ownership of our shares filed with the SEC, Carso Global Telecom is controlled by Mr. Carlos Slim Helú and members of his immediate family.

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

The following table identifies each owner of five percent or more of any class of our shares as of June 8, 2006, unless otherwise indicated. Except as described below, we are not aware of any holder of five percent or more of any class of our shares. Holders of five percent or more of any class of our shares have the same voting rights with respect to their shares as do holders of less than five percent of the same class. The figures below have been adjusted to give effect to the two-for-one stock split that occurred in 2005.

	AA Shares(1)		A Shares(2)		L Shares(3)		Percent of voting shares(4)
	Shares (millions)	Percent of class	Shares (millions)	Percent of class	Shares (millions)	Percent of class
Carso Global Telecom(5)	6,000.0	73.9%	92.0	19.7%	4,050.0	32.6%	71.0%
SBC International(5)	1,799.5	22.2%	—	—	—	—	21.0%
Brandes Investment Partners, L.P.(6)	—	—	—	—	1,007.7	8.1%	—
Franklin Resources, Inc.(6)	—	—	—	—	1,091.6	8.8%	—
JPMorgan Chase & Co.(6)	—	—	—	—	929.2	7.5%	—

(1)	As of June 8, 2006, there were 8,115 million AA Shares outstanding, representing 94.5% of the total full voting shares (AA Shares and A Shares).
(2)	As of June 8, 2006, there were 468 million A Shares outstanding, representing 5.5% of the total full voting shares (AA Shares and A Shares).
(3)	As of June 8, 2006, there were 12,436 million L Shares outstanding.
(4)	AA Shares and A Shares.
(5)	Holders of AA Shares and A Shares are entitled to convert a portion of these Shares to L Shares, subject to the restrictions set forth in our bylaws. See Item 10. Additional Information—Bylaws and Mexican Law.
(6)	Derived from reports of beneficial ownership of our shares filed with the SEC. All figures are as of March 31, 2006.

The following table sets forth the share ownership, as of June 8, 2006, of our officers and directors who own more than one percent of any class of our capital stock. Mr. Carlos Slim Helú, together with certain members of his immediate family, may be deemed to share beneficial ownership of 6,000 million AA Shares and 92.0 million A Shares held by Carso Global Telecom and 4,089.1 million L Shares held by Carso Global Telecom and other companies that are under common control with us. Except as provided below, none of our directors, alternate directors or executive officers is the beneficial owner of more than one percent of any class of our capital stock.

	AA Shares(1)		A Shares(1)		L Shares(1)		Percent of voting shares(2)
	Shares (millions)	Percent of class	Shares (millions)	Percent of class	Shares (millions)	Percent of class
Carlos Slim Helú(3)	6,000.0	73.9%	92.1	19.7%	4,089.2	32.9%	71.0%
Carlos Slim Domit(4)	6,000.0	73.9%	92.0	19.7%	4,089.1	32.9%	71.0%
Marco Antonio Slim Domit(5)	6,000.0	73.9%	92.0	19.7%	4,089.1	32.9%	71.0%
Patrick Slim Domit(6)	6,000.0	73.9%	92.0	19.7%	4,090.1	32.9%	71.0%
Antonio Cosío Ariño	130.4	1.6%	—	—	—	—	1.5%

(1)	Holders of AA Shares and A Shares are entitled to convert a portion of these Shares to L Shares, subject to the restrictions set forth in our bylaws. See Item 10. Additional Information—Bylaws and Mexican Law.
(2)	AA Shares and A Shares.
(3)	Includes 80,000 A shares and 200,000 L Shares (assuming conversion of the 80,000 A Shares) owned directly by Carlos Slim Helú.
(4)	Includes 16,264 L Shares owned directly by Carlos Slim Domit.
(5)	Includes 16,264 L Shares owned directly by Marco Antonio Slim Domit.
(6)	Includes 1,048,538 L Shares owned directly by Patrick Slim Domit.

At December 31, 2005, 75.1% of our outstanding L Shares were represented by L Share ADSs, each representing the right to receive 20 L Shares, and 99.1% of the holders of L Share ADSs (12,977 holders, including The Depository Trust Company) had registered addresses in the United States. In November 2000, we established a sponsored ADS program for the A Share ADSs. 29.4% of our outstanding A Shares were held in the form of A Share ADSs at December 31, 2005, each representing the right to receive 20 A Shares, and 99.6% of the holders of A Share ADSs (4,222 holders, including The Depository Trust Company) had registered addresses in the United States.

We have no information concerning holders with registered addresses in the United States that hold:

•	A Shares;

•	L Shares not represented by ADSs; or

•	A Share ADSs that are held under the unsponsored A Share ADS programs, which pre-date the establishment of the sponsored program, and have not been exchanged for ADSs issued under such sponsored program. See Item 9. The Offer and Listing—Trading Market.

We purchase our shares on the Mexican Stock Exchange from time to time up to a specified maximum aggregate value authorized by the holders of AA Shares and A Shares and our Board of Directors. In 2005, we purchased 1,577.6 million L Shares and 6.2 million A Shares, representing 6.7% of the shares outstanding at the beginning of 2005, with an aggregate value of P.17,281 million (P.16,993 million historical). As of March 30, 2006, we are authorized to purchase shares with an aggregate value of up to P.15 billion.

Since January 1, 1997, Carso Global Telecom has purchased A Shares and L Shares on the open market from time to time. In percentage terms, the ownership position of Carso Global Telecom has also increased as a result of our repurchase of our own shares. Carso Global Telecom’s percentage ownership of A Shares was 19.2% on December 31, 2005, 18.2% on December 31, 2004 and 17.4% on December 31, 2003. Carso Global Telecom’s percentage ownership of L Shares was 28.5% on December 31, 2005, 23.6% on December 31, 2004 and 17.0% on December 31, 2003. In June 2001, Carso Global Telecom converted 1,000 million L Shares to AA Shares, raising its total ownership of AA Shares to 6,000 million.

RELATED PARTY TRANSACTIONS

General

We engage in a variety of transactions in the ordinary course of business with affiliates. Pursuant to our bylaws and Mexican law, the audit committee of our Board of Directors must express an opinion on, and our Board of Directors has exclusive power to approve, any transaction with a related party that is outside the ordinary course of our business.

Our transactions with affiliates include purchasing network construction services and materials from a subsidiary of Grupo Condumex, S.A. de C.V., or Grupo Condumex, and insurance and bank services from Grupo Financiero Inbursa, S.A. de C.V., or Grupo Financiero Inbursa. In addition, we sell network construction materials to Grupo Condumex and provide certain services to Grupo Carso and Grupo Financiero Inbursa. Grupo Condumex and Grupo Financiero Inbursa are under common control with Carso Global Telecom, and several of their directors are also members of our Board of Directors. See Item 6. Directors and Officers of Registrant—Directors. The aggregate amount of our purchases from affiliates was P.9,698 million in 2005, P.8,789 million in 2004 and P.8,295 million in 2003. The aggregate amount of our sales to these affiliates was P.1,483.6 million in 2005, P.1,022.0 million in 2004 and P.708.6 million in 2003. We believe that the prices paid in these transactions are comparable to those that would be obtained in arm’s length negotiations with unaffiliated parties.

From time to time we make investments together with affiliated companies, sell our investments to affiliates and buy investments from affiliates. Some of these transactions are described below.

•	In April 2006, we announced that América Móvil and we had together entered into an agreement with Verizon to acquire through an equally-owned joint venture Verizon’s 28.5% equity interest in CANTV for an aggregate purchase price of U.S.$676.6 million in cash.

•	In January 2006, together with Alcatel and SBC International, we acquired an aggregate 51% interest in the capital stock of 2Wire.

•	In April 2004, we acquired a 60% indirect interest in Techtel from América Móvil for U.S.$75 million.

•	We own a 45% interest in Grupo Telvista S.A. de C.V. together with our affiliates, América Móvil (45%) and Grupo Financiero Inbursa (10%).

•	We owned a 50% interest in Technology and Internet LLC, a company that invests in e-commerce enterprises in the United States and Latin America. We made this investment together with our affiliates, América Móvil (40.3%) and a subsidiary of Grupo Financiero Inbursa (9.7%). On June 21, 2005, we sold our entire interest in Technology and Internet LLC to Grupo Condumex.

•	We owned approximately 25.6 million shares of common stock of MCI. Other parties that may be deemed to be under common control with us held an additional interest. In May 2005, we and the other parties that may be deemed to be under common control with us sold all shares held.

We also pay fees to Carso Global Telecom and SBC International for consulting and management services, pursuant to agreements with each party negotiated on behalf of us by a special committee of directors unaffiliated with any of the parties. The current agreement with Carso Global Telecom was renewed for the period beginning January 1, 2006, and the current agreement with SBC International was renewed for the period beginning December 31, 2005, each on substantially similar terms to prior agreements. We paid to both companies an aggregate amount of U.S.$39 million in 2005, U.S.$29 million in 2004 and U.S.$29 million in 2003.

Certain executives of our affiliates periodically use our corporate airplane for business and personal purposes.

Transactions between Telmex and América Móvil

América Móvil has a variety of contractual relationships with us and with our subsidiaries. Because both we and América Móvil, the leading wireless operator that was established in a spin-off from us in 2000, provide telecommunications services in the same geographical markets, we have extensive operational relationships. These include interconnection between our respective networks; use by América Móvil of our private circuits; our provision of long distance service to América Móvil’s customers; use of facilities, particularly for the co-location of equipment on premises we own; and use by each of the services provided by the other. These operational relationships are subject to a variety of agreements, which for the most part were in place prior to the spin-off and were not significantly modified as a result of the spin-off. Many of them are also subject to specific regulations governing all telecommunications operators. Interconnection fees represent the largest component of amounts paid under these agreements. In 2005, the aggregate amount we paid América Móvil for interconnection fees totaled P.11,370 million, and the aggregate amount paid to us by América Móvil totaled P.6,018 million, primarily for use of our private circuits and long distance services. The terms of the arrangements with América Móvil are generally similar to those on which each company does business with other, unaffiliated parties.

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

Because both Embratel and América Móvil’s subsidiary, Telecom Americas S.A., which operates under the brand Claro, provide telecommunications services in the same geographical markets, they have extensive operational relationships. Embratel originates mobile domestic and international long distance traffic from Claro and terminates mobile domestic and international long distance traffic to Claro. Embratel also transports Claro’s traffic and leases lines to Claro. Through its subsidiary, BrasilCenter, Embratel provides call center services to Claro. In June 2005, Embratel entered into a settlement agreement to settle disputes relating to co-billing and other matters with Claro in the amount of P.125.2 million (U.S.$11.7 million). The terms of this settlement agreement were comparable to those of the settlement agreements entered into by Embratel to settle similar disputes with other fixed and mobile telecommunications operators since 2004.

The terms of Embratel’s arrangements with our subsidiaries and with other companies that may be deemed to be under common control with us are generally similar to those on which each company does business with other, unaffiliated parties.

In November 2004, Embratel’s principal operating subsidiary entered into a U.S.$75 million loan agreement with Banco Inbursa, S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa, a subsidiary of Grupo Financiero Inbursa. Though the loan was scheduled to mature in December 2005, Banco Inbursa and Embratel agreed to extend the maturity of U.S.$25 million of the loan to November 2006. The loan bears interest at a spread of 0.9% above LIBOR.

Item 8. Financial Information

CONSOLIDATED FINANCIAL STATEMENTS

See Item 18. Financial Statements and pages F-1 through F-73.

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

Embratel

Embratel has a substantial amount of tax-related and other contingencies. See Note 12 to our audited consolidated financial statements. Although Embratel believes the cases to which these contingencies relate are well founded, there is no guarantee that it will prevail in these cases.

Brazilian Value-Added Goods and Services Tax (ICMS)

Embratel has received a number of tax assessments for underpayment of ICMS and improper use of ICMS credits on international outbound traffic and certain bundled services that Embratel considers exempt or non-taxable for ICMS purposes. Embratel recorded a provision for P.1,722 million for losses considered probable, which includes the addition of P.970,000 in 2005 based on adverse decisions and the advice of Embratel’s legal advisers. Embratel did not record a provision for P.8.1 billion, which corresponds to the claims in which Embratel expects to prevail.

Vésper, Vésper São Paulo and Telmex do Brasil have received similar ICMS tax assessments. Embratel has recorded a provision for P.71.9 million for losses considered probable, but did not record a provision for P.138.4 million, which corresponds to the claims in which Embratel expects to prevail.

In July 2002, Star One received two assessments by the tax authorities in the state of Rio de Janeiro for payment of ICMS in the amount of approximately P.1.1 billion related to Internet services and satellite use. In March 2004, Star One was required to pay approximately P.91.0 million in the Brazilian Federal District for ICMS not paid on satellite use and other obligations. Star One determined that it faces little risk of losing these suits so it has not recorded a provision for such amounts in its financial statements.

Income Tax on Inbound International Income

Embratel believes that the foreign operating income from telecommunications services (inbound traffic) is not subject to taxation. In connection with this matter, in March 1999, the Brazilian Federal Tax Agency, or SRF, assessed Embratel approximately P.1.3 billion for failing to pay the related income tax for the years 1996 and 1997. Embratel’s appeal of this decision is still pending.

In June 1999, Embratel was further assessed for non-payment of income tax on net foreign source income for 1998 amounting to approximately P.295 million after a partial payment made by Embratel. Embratel considers the probability of loss unlikely, so no provisions have been recorded in the financial statements for the claim.

Brazilian Social Welfare Tax on Service Exports (PIS)

In August 2001, the SRF issued a tax claim against Embratel totaling approximately P.728 million for payment of PIS prior to 1995, which had been offset in accordance with Brazilian tax law. Embratel’s management evaluated the probability of a loss, and determined that no provision would be recorded in the financial statements for the claim.

Brazilian Finance Tax for Service Export Security Tax (COFINS)

There is also a P.1,565 million claim against Embratel related to the COFINS exemption on the exportation of telecommunications services for revenues through the end of 1999. Embratel argued that the government auditor made several errors in the computation of this tax and, consequently, this tax was later reduced by approximately P.1,007 million. A new decision at the administrative level has restated this tax to an amount of approximately P.1,083 million. Embratel has appealed this decision to a higher administrative level, and this appeal is still pending.

Disputes with Third Parties

Embratel is involved in a variety of additional litigation and administrative proceedings that have arisen in the ordinary course of business. Various disputes are in an advanced stage of the litigation process, and Embratel may lose at least some of the cases. Embratel has recorded a provision of P.544 million (restated) for unfavorable rulings.

Other Tax Contingencies

Other tax claims have been brought against Embratel and certain subsidiaries regarding social security requirements, the National Social Security Fund and the Fund for Universal Telecommunications Services. Embratel has recorded a provision for P.89 thousand for losses considered probable but did not record a provision for P.1,222 thousand, which corresponds to the claims in which Embratel expects to prevail.

DIVIDENDS

We have paid cash dividends on our shares each year since 1958. The table below sets forth the nominal amount of dividends paid per share in each year indicated, in pesos and translated into U.S. dollars at the exchange rate on each of the respective payment dates. The figures below have been adjusted to give effect to the two-for-one stock split that occurred in 2005.

Year ended December 31,	Pesos per Share		Dollars per Share
2005	P.	0.3700	U.S.$	0.0340
2004		0.3325		0.0294
2003		0.3025		0.0278
2002		0.2725		0.0280
2001		0.2450		0.0265

Since 1998, we have paid dividends quarterly. The dividends from earnings in a given year are determined at the annual meeting of shareholders in April of the following year, and paid in June, September and December of such following year and in March of the year after that. In April 2004, we declared a dividend of P.0.340 per share, which we paid in equal installments of P.0.085 per share in June 2004, September 2004, December 2004 and March 2005. In April 2005, we declared a dividend of P.0.380 per share, which we paid in equal installments of P.0.095 per share in June 2005, September 2005, December 2005 and March 2006. In April 2006, we declared a dividend of P.0.41 per share, which will be payable in equal installments of P.0.1025 per share in June 2006, September 2006, December 2006 and March 2007.

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

The following table sets forth, for the periods indicated, the reported high and low sales prices for the L Shares on the Mexican Stock Exchange and the reported high and low sales prices for the L Share ADSs on the New York Stock Exchange. Prices have not been restated in constant currency units, but have been adjusted to give effect to the two-for-one stock split that occurred in 2005.

	Mexican Stock Exchange				New York Stock Exchange
	(pesos per L Share)				(U.S. dollars per L Share ADS)
	High		Low		High		Low
Annual highs and lows
2005	P.	13.27	P.	8.92	U.S.$	24.79	U.S.$	16.49
2004		10.81		8.66		19.27		15.06
2003		9.53		7.48		17.25		14.42
2002		9.31		6.59		20.53		13.35
2001		8.45		6.90		18.52		13.74

Quarterly highs and lows
2006:
First quarter	P.	13.73	P.	11.50	U.S.$	26.04	U.S.$	22.08
2005:
First quarter		10.87		9.41		20.16		17.15
Second quarter		10.09		8.92		18.98		16.49
Third quarter		11.38		9.98		21.27		18.80
Fourth quarter		13.27		10.53		24.79		19.49
2004:
First quarter		9.78		9.20		17.86		16.56
Second quarter		10.35		9.17		18.41		15.80
Third quarter		9.60		8.66		16.53		15.06
Fourth quarter		10.81		9.07		19.27		16.13

Monthly highs and lows
2006:
January	P.	13.73	P.	12.22	U.S.$	26.04	U.S.$	23.50
February		12.43		11.50		23.87		22.08
March		12.81		11.88		23.44		22.24
April		12.63		11.53		22.90		20.78
May		12.73		11.17		23.29		19.79
2005:
December		13.27		11.87		24.79		22.81

The table below sets forth, for the periods indicated, the reported high and low sales prices for the A Shares on the Mexican Stock Exchange and the high and low bid prices for A Share ADSs published by NASDAQ. Bid prices published by NASDAQ for the A Share ADSs are inter-dealer quotations and may not reflect actual transactions. Prices have not been restated in constant currency units, but have been adjusted to give effect to the two-for-one stock split that occurred in 2005.

	Mexican Stock Exchange				NASDAQ
	(pesos per A Share)				(U.S. dollars per A Share ADS)
	High		Low		High		Low
Annual highs and lows
2005	P.	13.25	P.	8.97	U.S.$	24.50	U.S.$	16.40
2004		10.80		8.62		19.25		15.01
2003		9.50		7.48		17.25		14.26
2002		9.28		6.50		20.50		13.25
2001		8.44		6.93		18.40		13.43

Quarterly highs and lows
2006:
First quarter	P.	13.69	P.	11.46	U.S.$	25.92	U.S.$	21.36
2005:
First quarter		10.88		9.33		20.15		17.01
Second quarter		10.04		8.97		19.99		16.40
Third quarter		10.92		9.84		21.88		18.83
Fourth quarter		13.25		10.57		24.50		19.33
2004:
First quarter		9.81		9.15		17.73		16.50
Second quarter		10.33		9.20		18.38		15.65
Third quarter		9.65		8.62		16.47		15.01
Fourth quarter		10.80		9.09		19.25		16.03

Monthly highs and lows
2006:
January	P.	13.69	P.	12.24	U.S.$	25.92	U.S.$	23.30
February		12.25		11.46		23.68		21.70
March		12.80		11.77		23.64		21.36
April		12.41		11.52		22.92		20.73
May		12.65		11.30		23.17		19.53
2005:
December		13.25		12.00		24.50		22.61

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

Item 10. Additional Information

BYLAWS AND MEXICAN LAW

Set forth below is a brief summary of certain significant provisions of Mexican law and our bylaws. The full text of our bylaws has been filed as an exhibit to this Annual Report. For a description of the provisions of our bylaws relating to our Board of Directors, committees of the Board of Directors and statutory auditors, see Item 6. Directors and Officers of Registrant.

Mexican Securities Market Law

On December 30, 2005, a new Mexican Securities Market Law was enacted and published in the Official Gazette. The new law will be effective 180 days (late June 2006) following its publication and in some cases will allow an additional period of 180 days (late December 2006) for Mexican issuers to adopt the new corporate governance requirements in the new law. The new law will introduce significant changes to the current regime in which issuers operate, including:

•	the establishment of the sociedad anónima bursátil, a separate corporate form of organization for issuers with stock registered with the CNBV and listed on the Mexican Stock Exchange, which provides for a new set of corporate governance requirements;

•	the redefinition of the functions and structure of the board of directors, including (i) increasing the number of members of the board of directors (up to 21, with independent members comprising at least 25%) and (ii) requiring that the status of members of the board of directors as independent be determined by the shareholders’ meeting, subject to the CNBV’s authority to challenge such determination;

•	the application of a legal framework to the chief executive officer (director general) and executive officers (directivos relevantes) entrusted with the day-to-day management of the issuer;

•	the adoption of a clear definition of fiduciary duties, including but not limited to the duty of care and the duty of loyalty, for members of the board of directors and its secretary, the chief executive officer and other executive officers;

•	the increase in liability for members of the board of directors and its secretary with respect to the operations and performance of the issuer, including (i) payment of damages and losses resulting from the breach of their duty of care or loyalty and (ii) criminal penalties from 1 to 12 years of imprisonment for certain illegal acts involving willful misconduct. Civil actions under (i) may be brought by the issuer or by shareholders that represent 5% or more of the capital stock of the issuer; and criminal actions under (ii) may only be brought by the Mexican Ministry of Finance, after consultation with the CNBV;

•	the elimination of the requirement that the issuer have a statutory auditor and the delegation of specific obligations of corporate governance and oversight to the audit committee, the corporate practices committee and the external auditors;

•	the requirement that all the members of the audit and corporate practices committees be independent as such term is defined under the new law, except with respect to the corporate practices committee in the case of issuers like us that have a controlling shareholder;

•	the enhancement of the functions and responsibilities of the audit committee, including (i) the evaluation of the performance of the external auditors, (ii) the review and discussion of the financial statements of the issuer and the conveyance to the board of directors of the committee’s recommendations regarding the approval of such financial statements, (iii) the surveillance of internal controls and internal audit procedures of the issuer, (iv) the reception and analysis of recommendations and observations regarding the committee’s functions by the shareholders, members of the board of directors and senior management, and the authority to act upon such recommendations and observations, (v) the authority to call a shareholders’ meeting and to contribute to the meeting’s agenda and (vi) the oversight of the execution of resolutions enacted at meetings of shareholders or the board of directors;

•	the requirement that the shareholders’ meeting approve all transactions that represent 20% or more of the consolidated assets of the issuer within a given fiscal year; and

•	the inclusion of a new set of rules requiring an issuer to obtain prior authorization from the CNBV to effect public offerings of securities and tender offers.

Organization and Register

Telmex is a sociedad anónima de capital variable organized in Mexico under the Mexican Companies Law (Ley General de Sociedades Mercantiles). It is registered with the Public Registry of Commerce of Mexico City under the number 5229. Under the new Mexican Securities Market Law, Telmex will adopt the corporate form of sociedad anónima bursátil de capital variable, which will require it to adhere to the new requirements described above.

Purpose

Our corporate purpose is to construct, install, maintain and operate a public telephony and telecommunications network to transmit voice, sound, data, text and images through local and domestic and international long distance telecommunications services.

Share Capital

Our capital stock comprises Series AA Shares, Series A Shares and Series L Shares, all such shares without par value. All of the outstanding shares are fully paid and non-assessable.

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

Each AA Share or A Share may be exchanged at the option of the holder for one L Share, provided that the AA Shares may never represent less than 20% of our outstanding capital stock or less than 51% of our combined AA Shares and A Shares. As of December 31, 2005, the AA Shares represented 36.8% of our outstanding capital stock and 94.4% of our combined AA Shares and A Shares.

Each L Share is exchangeable at the option of the holder for one AA Share by delivering the L Share certificate to our treasury for cancellation and receiving the corresponding AA Share certificate. The right to exchange is subject to limitations on non-Mexican ownership of AA Shares and to the requirement that the AA Shares and A Shares together may never represent more than 51% of our outstanding capital stock. As of December 31, 2005, the AA Shares and A Shares together represented 39.0% of our outstanding capital stock.

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

Shareholders’ meetings may be called by the Board of Directors, its chairman, the statutory auditors or a court. The Board of Directors or the statutory auditors may be required to call a meeting of shareholders by the holders of 10% of the outstanding capital stock. Notice of meetings must be published in the Official Gazette or a newspaper of general circulation in Mexico City at least 15 days prior to the meeting. In order to attend a meeting, shareholders must deposit their shares with us at our office in Mexico City, with a Mexican or foreign banking institution or with a Mexican exchange broker. If so entitled to attend the meeting, a shareholder may be represented by proxy. The depositary for the L Share ADSs and the A Share ADSs does not satisfy this requirement, so ADS holders are not entitled to attend shareholder meetings. ADS holders must exercise their voting rights through the depositary.

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

Preemptive Rights

In the event of a capital increase, a holder of existing shares of a given series has a preferential right to subscribe for a sufficient number of shares of the same series to maintain the holder’s existing proportionate holdings of shares of that series. Preemptive rights must be exercised within 30 calendar days following the publication of notice of the capital increase in the Official Gazette and a newspaper of general circulation in Mexico City. Under Mexican law, preemptive rights cannot be traded separately from the corresponding shares that give rise to such rights. As a result, there is no trading market for the rights in connection with a capital increase. Holders of ADSs may exercise preemptive rights only through the depositary. We are not required to take steps that may be necessary to make this possible.

Under the new Mexican Securities Market Law, however, if Telmex were to increase its capital stock to effect a public offering of newly issued shares or were to resell any repurchased shares, no preemptive rights would be available to the holders of outstanding shares as a result of the issuance or resale. As of December 31, 2005, Telmex had 10,162.3 million repurchased L Shares and 24.6 million repurchased A Shares in its treasury.

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

Restrictions on Deregistration in Mexico

Our shares are registered with the National Registry for Securities, as required under the new Mexican Securities Market Law. If we wish to cancel our registration, or if it is cancelled by the CNBV, Telmex will be required to make a public offer to purchase all outstanding shares prior to such cancellation. Unless the CNBV authorizes otherwise, the offer price will be the higher of: (i) the average of the closing price during the previous 30 days on which the shares may have been quoted, or (ii) the book value of the shares in accordance with the most recent quarterly report submitted to the CNBV and to the Mexican Stock Exchange. If, after the public offer is concluded, there are still outstanding shares held by the general public, Telmex will be required to create a trust for a period of six months, into which Telmex will be required to contribute funds in an amount sufficient to purchase, at the same price as the offer price, the number of outstanding shares held by the general public. Within the five days prior to the commencement of the public offer, after taking into account the opinion of the audit committee, our Board of Directors must publish its opinion regarding the offer price.

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

Purchase of our own shares. We may repurchase our shares on the Mexican Stock Exchange at any time at the then prevailing market price. Any such repurchase must be made in compliance with the policies established by the Board of Directors, and the amount of shares to be repurchased must be approved by the general ordinary shareholders’ meeting. The shareholders’ meeting approves the maximum amount of funds that may be used during the year for the repurchase of shares. The ordinary shareholders’ meeting held on March 30, 2006 approved up to an additional P.15 billion to be used for share repurchases. Such funds may be used for the repurchase of shares through the Mexican Stock Exchange. In the event that we repurchase shares, our shareholders’ equity will be reduced automatically in an amount equal to the assumed par value of each repurchased share. However, if repurchased shares are held as treasury stock, our capital stock will be reduced automatically in an amount equal to the assumed par value of each repurchased share, pending future sales thereof on the Mexican Stock Exchange or cancellation. Our capital stock is automatically increased upon the resale of such shares in an amount equal to their assumed par value. The economic and voting rights corresponding to repurchased shares may not be exercised during the period in which we own such shares, and such shares are not deemed to be outstanding for purposes of calculating any quorum or vote at any shareholders’ meeting during such period.

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

Rights of Shareholders

The protections afforded to minority shareholders under Mexican law are different from those in the United States and many other jurisdictions. The case law concerning fiduciary duties of directors has not been developed and has not been the subject of extensive judicial interpretation in Mexico, unlike many states in the United States where duties of care and loyalty elaborated by judicial decisions help to shape the rights of minority shareholders. Mexican civil procedure does not contemplate class actions, which permit shareholders in U.S. courts to bring actions on behalf of other shareholders. Shareholders cannot challenge corporate action taken at a shareholders’ meeting unless they meet certain procedural requirements, as described above under —Shareholders’ Meetings. As a result of these factors, in practice it may be more difficult for our minority shareholders to enforce rights against us or our directors or controlling shareholders than it would be for shareholders of a U.S. company.

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

This discussion does not constitute, and should not be considered as, legal or tax advice to holders. This discussion is for general information purposes only and is based upon the federal tax laws of Mexico (including the Mexican Income Tax Law and the Mexican Federal Tax Code) and the United States as in effect on the date of this Annual Report (including the Tax Treaty), which are subject to change, and such changes may have retroactive effect. Holders of shares or ADSs should consult their own tax advisers as to the Mexican, U.S. or other tax consequences of the purchase, ownership and disposition of shares or ADSs, including, in particular, the effect of any foreign, state or local tax laws.

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

For purposes of Mexican taxation, the definition of residency is highly technical and residency results in several situations. Generally, an individual is a resident of Mexico if he or she has established his or her home in Mexico, or if he or she has his or her center of interests in Mexico; a corporation is considered a resident if it is incorporated under the laws of Mexico or if it has established its headquarters in Mexico. However, any determination of residence should take into account the particular situation of each person or legal entity.

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

For nonresident corporations and individuals that do not meet the requirements mentioned above, proceeds obtained from the sale or disposition of shares will be subject to a 25% tax. Under certain circumstances, nonresident corporations and individuals, alternatively, may elect to pay a 20% tax on the profits obtained from the transaction.

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

Each U.S. holder should consult such holder’s own tax adviser concerning the overall tax consequences to it of the ownership or disposition of shares or ADSs that may arise under foreign, state and local laws.

Treatment of ADSs

In general, a U.S. holder of ADSs will be treated as the owner of the shares represented by those ADSs for U.S. federal income tax purposes. Deposits or withdrawals of shares by U.S. holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes. U.S. holders that withdraw any shares should consult their own tax advisers regarding the treatment of any foreign currency gain or loss on any pesos received in respect of such shares.

Taxation of Distributions

In this discussion, we use the term “dividends” to mean distributions paid out of our current or accumulated earnings and profits with respect to shares or ADSs. In general, the gross amount of any dividends will be subject to U.S. federal income taxation. Dividends will be paid in pesos and will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day that they are received by the U.S. holder in the case of shares or by the depositary in the case of ADSs. U.S. holders should consult their own tax advisers regarding the treatment of foreign currency gain or loss, if any, on any pesos received by a U.S. holder or depositary that are converted into U.S. dollars on a date subsequent to receipt. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011 with respect to the ADSs, L Shares and A Shares will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs, L Shares and A Shares will be treated as qualified dividends if (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service has approved for the purposes of the qualified dividend rules and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company, or PFIC. The Tax Treaty has been approved for the purposes of the qualified dividend rules. In addition, based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2004 or 2005 taxable years. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2006 taxable year.

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

Gain, if any, realized by a U.S. holder on the sale or other disposition of the shares or ADSs will be treated as U.S. source income for U.S. foreign tax credit purposes. Consequently, if a Mexican withholding tax is imposed on the sale or disposition of L Shares or A Shares, a U.S. holder that does not receive significant foreign source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of these Mexican taxes. U.S. holders should consult their own tax advisers regarding the application of the foreign tax credit rules to their investment in, and disposition of, L Shares or A Shares.

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

U.S. Tax Consequences for Non-U.S. holders

Distributions. A holder of shares or ADSs that is, with respect to the United States, a foreign corporation or a nonresident alien individual (a “non-U.S. holder”) generally will not be subject to U.S. federal income or withholding tax on dividends received on shares or ADSs, unless such income is effectively connected with the conduct by the holder of a U.S. trade or business.

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

The table below discloses the significant differences between our corporate governance practices and the NYSE and NASDAQ standards.

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices
Director Independence. Majority of board of directors must be independent. “Controlled companies,” which would include our company if we were a U.S. issuer, are exempt from this requirement. A controlled company is one in which more than 50% of the voting power is held by an individual, group or another company, rather than the public. §303A.01	Director Independence. Majority of board of directors must be independent and directors deemed independent must be identified in a listed company’s proxy statement (or annual report on Form 10-K or 20-F if the issuer does not file a proxy statement). “Controlled companies,” which would include our company if we were a U.S. issuer, are exempt from this requirement. A controlled company is one in which more than 50% of the voting power is held by an individual, group or another company, rather than the public. Rules 4350(c)(1) & (c)(5)	Director Independence. Pursuant to the Mexican Securities Market Law and our bylaws, our shareholders are required to appoint a Board of Directors of no more than 20 members, 25% of whom must be independent. Certain persons are per se non-independent, including insiders, control persons, major suppliers and any relatives of such persons. In accordance with the new Mexican Securities Market Law, our shareholders’ meeting is required to make a determination as to the independence of our directors, though such determination may be challenged by the CNBV. There is no exemption from the independence requirement for controlled companies.

Executive Sessions. Non-management directors must meet regularly in executive sessions without management. Independent directors should meet alone in an executive session at least once a year. §303A.03	Executive Sessions. Independent directors must meet regularly in executive sessions at which only independent directors are present. Rule 4350(c)(2)	Executive Sessions. Our non-management directors have not held executive sessions without management in the past, and under our bylaws and applicable Mexican law, they are not required to do so.

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices
Nominating/Corporate Governance Committee. Nominating/corporate governance committee of independent directors is required. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. “Controlled companies” are exempt from these requirements. §303A.04	Nominating Committee. Director nominees must be selected, or recommended for the board’s selection, either by a nominating committee comprised solely of independent directors or by a majority of independent directors. Each listed company also must certify that it has adopted a formal charter or board resolution addressing the nominations process. “Controlled companies” are exempt from this requirement. Rules 4350(c)(4)(A)-(B) & (c)(5)

Nominating Committee. We currently do not have a nominating committee. We are not required to have a nominating committee. However, Mexican law requires us to have one or more committees that oversee the corporate governance function.

We have an executive committee, an audit committee, a financial planning committee and a corporate practices committee, which together perform corporate governance functions.

As a controlled company, we would be exempt from this requirement if we were a U.S. issuer.

Compensation Committee. Compensation committee of independent directors is required, which must evaluate and approve executive officer compensation. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. “Controlled companies” are exempt from this requirement. §303A.05	Compensation Committee. CEO compensation must be determined, or recommended to the board for determination, either by a compensation committee comprised solely of independent directors or a majority of the independent directors and the CEO may not be present during voting or deliberations. Compensation of all other executive officers must be determined in the same manner, except that the CEO, and any other executive officers, may be present. “Controlled companies” are exempt from this requirement. Rules 4350(c)(3)(A)-(B) & (c)(5)

Compensation Committee. We are not required to have a compensation committee. We have a corporate practices committee, which assists our Board of Directors in evaluating and compensating our senior executives. All of the members of the corporate practices committee are independent.

As a controlled company, we would be exempt from this requirement if we were a U.S. issuer.

Audit Committee. Audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act and the more stringent requirements under the NYSE standards is required. §§303A.06, 303A.07	Audit Committee. Audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act and the more stringent requirements under the NASDAQ standards is required. Rule 4350(d)	Audit Committee. We have an audit committee of three members. Each member of the audit committee is independent, as independence is defined under the Mexican Securities Market Law, and also meets the independence requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended. Our audit committee operates primarily pursuant to (1) a written charter adopted by our Board of Directors and (2) Mexican law. For a detailed description of the duties of our audit committee, see Item 6. Directors and Officers of Registrant—Audit Committee.

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices
Equity Compensation Plans. Equity compensation plans require shareholder approval, subject to limited exemptions. §§303A.08 & 312.03	Equity Compensation Plans. Equity compensation plans require shareholder approval, subject to limited exemptions. Rule 4350(i)(1)(A)	Equity Compensation Plans. Shareholder approval is expressly required under Mexican law for the adoption and amendment of an equity-compensation plan. Such plans should provide for equal treatment of all executives.

Shareholder Approval for Issuance of Securities. Issuances of securities (1) that will result in a change of control of the issuer, (2) that are to a related party or someone closely related to a related party, (3) that have voting power equal to at least 20% of the outstanding common stock voting power before such issuance or (4) that will increase the number of shares of common stock by at least 20% of the number of outstanding shares before such issuance require shareholder approval. §§312.03(b)-(d)	Shareholder Approval for Issuance of Securities. Issuances of securities (1) that will result in a change of control of the issuer, (2) in connection with certain acquisitions of the stock or assets of another company or (3) in connection with certain transactions other than public offerings require shareholder approval. Rules 4350(i)(1)(B)-(D)	Shareholder Approval for Issuance of Securities. Mexican law and our bylaws require us to obtain shareholder approval of the issuance of equity securities. Treasury stock, however, may be issued by the Board of Directors without shareholder approval.

Code of Business Conduct and Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver for directors or executive officers. The code must contain compliance standards and procedures that will facilitate the effective operation of the code. §303A.10	Code of Business Conduct and Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver and the reasons for such waiver for directors or executive officers. The code must include an enforcement mechanism. Rule 4350(n)	Code of Business Conduct and Ethics. We have adopted a code of ethics, which has been accepted by all of our directors and executive officers and other personnel. A copy of our code of ethics is available on our website: www.telmex.com.

Conflicts of Interest. Determination of how to review and oversee related party transactions is left to the listed company. The audit committee or comparable body, however, could be considered the forum for such review and oversight. §307.00. Certain issuances of common stock to a related party require shareholder approval. §312.03(b)	Conflicts of Interest. Appropriate review of all related party transactions for potential conflict of interest situations and approval by an audit committee or another independent body of the board of directors of such transactions is required. Rule 4350(h)	Conflicts of Interest. In accordance with Mexican law and our bylaws, the audit committee must provide an opinion regarding any transaction with a related party that is outside of the ordinary course of business, which transactions must be approved by the Board of Directors. Pursuant to the new Mexican Securities Market Law, our Board of Directors will establish certain guidelines regarding related party transactions that do not require Board approval.

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices
Solicitation of Proxies. Solicitation of proxies and provision of proxy materials is required for all meetings of shareholders. Copies of such proxy solicitations are to be provided to NYSE. §§402.00 & 402.04	Solicitation of Proxies. Solicitation of proxies and provision of proxy materials is required for all meetings of shareholders. Copies of such proxy solicitations are to be provided to NASDAQ. Rule 4350(g)	Solicitation of Proxies. We are not required under Mexican law to solicit proxies or provide proxy materials for meetings of shareholders. In accordance with Mexican law and our bylaws, we inform shareholders of all meetings by public notice, which states the requirements for admission to the meeting and provides a mechanism by which shareholders can vote by proxy. Under the deposit agreement relating to our ADSs, holders of our ADSs receive notices of shareholders’ meetings and, where applicable, instructions on how to vote at the shareholders’ meeting either in person or through a person having a proxy specifically designated by the shareholder. Under the new Mexican Securities Market Law, we will have to make available proxy materials.

Peer Review. A listed company must be audited by an independent public accountant that (i) has received an external quality control review by an independent public accountant (“peer review”) that determines whether the auditor’s system of quality control is in place and operating effectively and whether established policies and procedures and applicable auditing standards are being followed or (ii) is enrolled in a peer review program and within 18 months receives a peer review that meets acceptable guidelines. Rule 4350(k)

Peer Review. Under Mexican law we must be audited by an independent public accountant that has received a “quality control review” as defined by the CNBV.

Mancera, S.C., a member practice of Ernst & Young Global, our independent auditor, is not subject to “peer review” as such term is defined in Marketplace Rule 4350(k).

DOCUMENTS ON DISPLAY

We file reports, including annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at its Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. As a foreign private issuer, we have been required to make filings with the SEC by electronic means since November 2002. Any filings we make electronically will be available to the public over the Internet at the SEC’s website at www.sec.gov and at our website at www.telmex.com. (This URL is intended to be an inactive textual reference only. It is not intended to be an active hyperlink to our website. The information on our website, which might be accessible through a hyperlink resulting from this URL, is not and shall not be deemed to be incorporated into this Annual Report.)

Item 11. Quantitative and Qualitative Disclosures about Market Risk

EXCHANGE RATE AND INTEREST RATE RISKS

We are exposed to market risk from changes in currency exchange rates and changes in interest rates.

Exchange rate risk exists principally with respect to our indebtedness denominated in currencies other than Mexican pesos. As of December 31, 2005, indebtedness denominated in foreign currencies was P.83,059 million, of which P.81,978 million was denominated in U.S. dollars, P.497 million was denominated in Brazilian reais and P.584 million was denominated in other foreign currencies.

Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. We had P.44,383 million of indebtedness bearing interest at floating rates at December 31, 2005. In 2002, we began entering into interest rate swaps under which we pay fixed-rate interest in pesos and receive floating-rate interest in pesos. In 2003, we began entering into U.S. dollar-denominated interest rate swaps under which we pay fixed-rate interest in U.S. dollars and receive floating-rate interest in U.S. dollars. See Item 5. Operating and Financial Review and Prospects—Hedging.

We regularly assess our exposure and monitor opportunities to manage these risks, for example, through the use of financial instruments. From time to time we use financial instruments to manage our market risk exposures. Since late 2001, we have entered into hedging transactions with respect to our U.S. dollar-denominated indebtedness. We use these transactions, which may be foreign exchange forward exchange and option contracts, to hedge against changes in the exchange rate between the U.S. dollar and the Mexican peso. See Item 5. Operating and Financial Review and Prospects—Hedging.

SENSITIVITY ANALYSIS DISCLOSURES

Exchange Rates

The potential loss in fair value of financial instruments held at December 31, 2005 that would have resulted from a hypothetical, instantaneous and unfavorable 10% change in currency exchange rates, taking into account our hedging transactions, would have been approximately P.1,299 million. Such a change in currency exchange rates would also have resulted in additional interest expense of approximately P.511 million per year, assuming no change in the principal amount of such indebtedness, reflecting the increased costs in pesos of servicing foreign currency indebtedness. This sensitivity analysis assumes an instantaneous unfavorable 10% change in exchange rates affecting the foreign currencies in which our indebtedness is denominated.

Interest Rates

The potential loss in fair market value of financial instruments held at December 31, 2005 that would have resulted from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rate applicable to such financial instruments, taking into account our hedging transactions, would have been approximately P.2,354 million. This effect would be fully attributable to the impact of the interest rate change on fixed-rate financial assets and liabilities. A hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rate applicable to floating-rate financial assets and liabilities held at December 31, 2005, taking into account our hedging transactions, would have resulted in additional interest expense of approximately P.542 million per year, assuming no change in the principal amount of such indebtedness. The above sensitivity analyses are based on the assumption of an unfavorable 100 basis point movement of the interest rates applicable to each homogeneous category of financial assets and liabilities. A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same interest rate movement with each homogeneous category. As a result, interest rate risk sensitivity analysis may overstate the impact of interest rate fluctuations for such financial instruments, as consistently unfavorable.

Item 12. Description of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Securities Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2005. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

There has been no change in our internal control over financial reporting during 2005 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Antonio del Valle Ruíz, the president of our audit committee and one of our alternate directors, has financial experience as required by the mandate of our audit committee. Our Board of Directors has determined that Mr. del Valle Ruíz is an audit committee financial expert. Mr. del Valle Ruíz, who studied accounting at the Escuela Bancaria y Comercial, acquired his expertise through his role as chief executive officer at various Mexican banks over the last 35 years. Mr. del Valle Ruíz is independent, as independence is defined under the Mexican Securities Market Law and the rules of the New York Stock Exchange and the NASDAQ Stock Market, Inc. that are applicable to foreign private issuers. See Item 6. Directors and Officers of Registrant—Audit Committee.

Item 16B. Code of Ethics

We have adopted a code of ethics, as defined in Item 16B of Form 20-F. Our code of ethics applies to all our personnel, including our chief executive officer, chief financial officer, principal accounting officer and persons performing similar functions. Our code of ethics is available on our website at www.telmex.com. If we amend the provisions of our code of ethics that apply to our chief executive officer, our chief financial officer, our principal accounting officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address.

Item 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, Mancera, S.C., a member practice of Ernst & Young Global, an independent, registered public accounting firm, and by other Ernst & Young Global members during the fiscal years ended December 31, 2005 and 2004:

	Year ended December 31,
	2005		2004
	(in thousands of constant pesos as of December 31, 2005)
Audit fees	P.	53,395	P.	42,089
Audit-related fees		2,669		2,156
Tax fees		1,050		2,421
All other fees		510		991

Total fees	P.	57,624	P.	47,657

Audit fees in the above table are the aggregate fees billed in connection with the audit of our annual financial statements, the review of our interim financial statements and statutory and regulatory audits.

Audit-related fees in the above table are fees billed for services related to compliance with SEC requirements and review of reports on our operations submitted to Cofetel.

Tax fees in the above table are fees billed for tax compliance services.

All other fees in the above table are fees billed primarily related to the evaluation of the security of our information technology.

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

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table provides information on L Shares purchased by our company and affiliated purchasers in 2005:

Year ended December 31, 2005	Total Number of L Shares Purchased(1)	Weighted Average Price Paid per L Share		Total Number of L Shares Purchased as Part of the Share Repurchase Program(2)	Weighted Average Price Paid per L Share Purchased as Part of the Share Repurchase Program		Approximate Peso Value (in Thousands) of L Shares that May Yet Be Purchased Under the Share Repurchase Program(3)
January 1-31	103,200,000	P.	10.41	103,200,000	P.	10.41	P.	7,323,819
February 1-28	171,000,000		10.90	115,000,000		10.92		6,063,469
March 1-31	98,568,600		10.48	98,568,600		10.48		5,028,589
April 1-30	148,800,000		9.48	115,600,000		9.46		9,935,320
May 1-31	177,026,600		9.66	123,000,000		9.67		8,745,347
June 1-30	126,433,400		10.11	118,160,000		10.10		7,528,029
July 1-31	143,880,000		10.41	119,380,000		10.40		6,285,899
August 1-31	224,338,100		10.33	170,338,100		10.31		4,522,722
September 1-30	120,653,280		10.64	120,653,280		10.64		3,233,726
October 1-31	157,934,700		11.01	157,934,700		11.01		1,477,922
November 1-30	147,310,700		11.48	147,310,700		11.48		9,785,424
December 1-31	261,476,600		12.65	188,476,600		12.61	P.	7,407,409

Total/Average	1,880,621,980	P.	10.74	1,577,621,980	P.	10.73

(1)	We do not repurchase our L Shares other than through the share repurchase program. An aggregate of 303 million L Shares were purchased by our affiliated purchasers in 2005. These shares were purchased through open-market transactions.
(2)	We periodically repurchase our L Shares on the open market using funds authorized by our shareholders specifically for the repurchase of L Shares and A Shares by us at our discretion. On April 28, 2005, our shareholders authorized an additional P.6,000 million for the repurchase of L Shares and A Shares, and on November 28, 2005, our shareholders authorized an additional P.10,000 million for the repurchase of L Shares and A Shares.
(3)	This is the approximate peso amount available at the end of the period for purchases of both L Shares and A Shares pursuant to the share repurchase program. These are nominal figures and have not been restated for inflation.

The following table provides information on A Shares purchased by our company and affiliated purchasers in 2005:

Year ended December 31, 2005	Total Number of A Shares Purchased(1)	Weighted Average Price Paid per A Share		Total Number of A Shares Purchased as Part of the Share Repurchase Program(2)	Weighted Average Price Paid per A Share Purchased as Part of the Share Repurchase Program		Approximate Peso Value (in Thousands) of A Shares that May Yet Be Purchased Under the Share Repurchase Program(3)
January 1-31	193,200	P.	10.45	193,200	P.	10.45	P.	7,323,819
February 1-28	367,000		11.01	367,000		11.01		6,063,469
March 1-31	129,760		10.75	129,760		10.75		5,028,589
April 1-30	2,400		9.65	2,400		9.65		9,935,320
May 1-31	38,200		9.84	38,200		9.84		8,745,347
June 1-30	2,369,100		10.15	2,369,100		10.15		7,528,029
July 1-31	40,000		10.20	40,000		10.20		6,285,899
August 1-31	730,200		10.34	730,200		10.34		4,522,722
September 1-30	552,900		10.46	552,900		10.46		3,233,726
October 1-31	1,465,300		11.15	1,465,300		11.15		1,477,922
November 1-30	168,100		11.54	168,100		11.54		9,785,424
December 1-31	143,900		12.77	143,900		12.77	P.	7,407,409

Total/Average	6,200,060	P.	10.61	6,200,060	P.	10.61

(1)	No A Shares were purchased by us or our affiliated purchasers in 2005 other than through our share repurchase program.
(2)	We periodically repurchase our A Shares on the open market using funds authorized by our shareholders specifically for the repurchase of L Shares and A Shares by us at our discretion. On April 28, 2005, our shareholders authorized an additional P.6,000 million for the repurchase of L Shares and A Shares, and on November 28, 2005, our shareholders authorized an additional P.10,000 million for the repurchase of L Shares and A Shares.
(3)	This is the approximate peso amount available at the end of the period for purchases of both L Shares and A Shares pursuant to the share repurchase program. These are nominal figures and have not been restated for inflation.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

See pages F-1 through F-73, incorporated herein by reference.

Item 19. Exhibits

Documents filed as exhibits to this Annual Report:

1.1	Amended and restated bylaws (estatutos sociales) of Teléfonos de México, S.A. de C.V., dated as of April 28, 2005, together with an English translation (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2004 (File No. 1-10749) filed on June 27, 2005).

2.1	L Share Deposit Agreement (incorporated by reference to our registration statement on Form F-6 (File No. 333-11362) filed on January 14, 2000).

2.2	Form of A Share Deposit Agreement (incorporated by reference to our registration statement on Form F-6 (File No. 333-12936) filed on November 29, 2000).

2.3	Loan Agreement, dated as of October 20, 2005, among Teléfonos de México, S.A. de C.V., as borrower, the lenders party thereto, Citibank, N.A., as administrative agent, and ABN Amro Bank N.V., BBVA Securities Inc., Citigroup Global Markets Inc. and HSBC Securities (USA) Inc., as Mandated Lead Arrangers and Joint Bookrunners.

3.1	Agreement dated December 20, 2000 between Carso Global Telecom, S.A. de C.V. and SBC International, Inc. (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2000 (File No. 1-10749) filed on May 4, 2001).

4.1	Concession dated March 10, 1976 between Teléfonos de México, S.A. de C.V. and the Mexican Ministry of Communications and Transportation, together with an English translation (incorporated by reference to our registration statement on Form F-1 (File No. 033-39893) filed on April 9, 1991).

4.2	Concession Amendment dated August 10, 1990 between Teléfonos de México, S.A. de C.V. and the Mexican Ministry of Communications and Transportation, together with an English translation (incorporated by reference to our registration statement on Form F-1 (File No. 033-39893) filed on April 9, 1991).

4.3	Management Services Agreement dated January 2, 2006 between Teléfonos de México, S.A. de C.V. and Carso Global Telecom, S.A. de C.V. (English translation).

4.4	Management Services Agreement dated January 2, 2001 between Teléfonos de México, S.A. de C.V. and SBC International Management Services Inc. (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2003 (File No. 1-10749) filed on June 28, 2004).

4.5	Amendment, dated January 4, 2006, to Management Services Agreement, dated January 2, 2001, between Teléfonos de México, S.A. de C.V. and SBC International Management Services Inc.

4.6	Stock Purchase Agreement, dated as of April 9, 2005, by and among Verizon Communications Inc., Eli Acquisition, LLC, Global Telecom LLC, Inmobiliaria Inbursa, S.A. de C.V., Promotora Inbursa, S.A. de C.V., Banco Inbursa, S.A. Institucion de Banca Multiple Grupo Financiero Inbursa, Inmobiliaria para el Desarrollo de Proyectos, S.A. de C.V., Orient Star Holdings LLC and Commercial LLC (incorporated by reference to Exhibit 2.1 to Verizon’s current report on Form 8-K filed on April 11, 2005).

7.1	Calculation of ratios of earnings to fixed charges.

8.1	List of subsidiaries of Teléfonos de México, S.A. de C.V.

12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Mancera, S.C., to the incorporation by reference into the effective registration statement on Form F-3 of Teléfonos de México, S.A. de C.V. (File No. 333-111040) of its report with respect to the consolidated financial statements of Teléfonos de México, S.A. de C.V., which appears in this Annual Report on Form 20-F.

The exhibits do not include any instrument defining the rights of holders of long-term debt of the registrant or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed when under such instrument the total amount of securities authorized does not exceed 10% of the total assets of the registrant and its subsidiaries on a consolidated basis. The registrant agrees to furnish a copy of any such instrument to the SEC upon its request.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of

Teléfonos de México, S.A. de C.V.

We have audited the accompanying consolidated balance sheets of Teléfonos de México, S.A. de C.V. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in stockholders’ equity and changes in financial position for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Teléfonos de México, S.A. de C.V. and its subsidiaries at December 31, 2005 and 2004, and the consolidated results of their operations and changes in their financial position for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in Mexico, which differ in certain respects from those followed in the United States of America (see Note 19).

Mancera, S.C. A Member Practice of Ernst & Young Global

/s/ C.P.C. Fernando Espinosa López
C.P.C. Fernando Espinosa López

Mexico City, Mexico

March 6, 2006, except for Notes 2 and 15 g),

as to which the date is April 7, 2006, and Notes

6 and 19, as to which the date is May 19, 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Income

(In thousands of Mexican pesos, except earnings per share, with purchasing power at December 31, 2005)

	Year ended December 31,
	2005		2004		2003		Millions of U.S. dollars, except for earnings per share 2005
Operating revenues:
Local service	P.	58,463,788	P.	58,849,658	P.	58,554,187	$5,458
Long-distance service:
Domestic		36,941,452		25,723,325		19,444,962	3,449
International		13,171,081		12,292,311		11,365,394	1,230
Interconnection service		18,394,291		19,852,955		19,092,393	1,717
Corporate networks		18,419,987		13,713,249		9,272,779	1,720
Internet		11,066,790		8,078,452		5,559,942	1,033
Other		6,490,715		6,167,462		5,665,197	606

		162,948,104		144,677,412		128,954,854	15,213

Operating costs and expenses:
Cost of sales and services		33,857,753		32,466,073		31,242,696	3,161
Commercial, administrative and general expenses		27,397,844		23,182,109		18,806,075	2,558
Transport and interconnection		28,581,832		20,602,693		13,498,816	2,668
Depreciation and amortization (Notes 4 to 6) (includes P. 22,418,752 in 2005, P. 22,270,006 in 2004 and P. 21,174,141 in 2003, not included in cost of sales and services)		24,416,503		23,711,593		22,492,283	2,280

		114,253,932		99,962,468		86,039,870	10,667

Operating income		48,694,172		44,714,944		42,914,984	4,546

Comprehensive financing cost:
Interest income		(3,810,289)		(3,080,578)		(3,249,657)	(356)
Interest expense		7,339,696		6,196,196		6,003,161	685
Exchange loss (gain), net		3,786,885		(26,989)		3,405,311	354
Monetary gain, net		(1,980,392)		(2,944,460)		(1,795,569)	(185)

		5,335,900		144,169		4,363,246	498

Income before income tax and employee profit sharing		43,358,272		44,570,775		38,551,738	4,048

Provisions for (Note 16):
Income tax		11,560,649		12,773,678		11,146,309	1,079
Employee profit sharing		2,863,685		2,916,174		2,809,923	268

		14,424,334		15,689,852		13,956,232	1,347

Income before equity interest in net income (loss) of affiliates		28,933,938		28,880,923		24,595,506	2,701
Equity interest in net income (loss) of affiliates		64,852		(118,681)		(194,224)	6

Net income	P.	28,998,790	P.	28,762,242	P.	24,401,282	$2,707

Distribution of net income:
Majority interest	P.	28,179,868	P.	28,412,238	P.	24,401,282	$2,631
Minority interest		818,922		350,004			76

	P.	28,998,790	P.	28,762,242	P.	24,401,282	$2,707

Majority net income per share:
Basic	P.	1.231	P.	1.188	P.	0.980	$0.115

Diluted	P.	1.231	P.	1.185	P.	0.953	$0.115

The accompanying notes are an integral part of these financial statements.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Consolidated Balance Sheets

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

	December 31,
	2005		2004		Millions of U.S. Dollars 2005
Assets
Current assets:
Cash and cash equivalents	P.	23,211,062	P.	21,181,620	$2,167
Marketable securities and instruments available for sale (Note 2)		53,231		6,350,398	5
Accounts receivable, net (Note 3)		29,084,746		31,111,367	2,716
Inventories for sale, net		1,136,062		1,400,643	106
Prepaid expenses and others		1,942,173		2,063,153	181

Total current assets		55,427,274		62,107,181	5,175
Plant, property and equipment, net (Note 4)		150,576,771		156,385,258	14,058
Inventories, primarily for operation of the telephone plant, net		2,252,484		2,258,814	210
Licenses, net (Note 5)		4,044,129		3,960,104	378
Equity investments (Note 6)		804,102		820,026	75
Net projected asset (Note 7)		22,477,390		26,475,834	2,099
Deferred taxes (Note 16)		5,787,981		5,507,050	540
Goodwill, net (Note 6)		8,185,154		3,908,870	764
Deferred charges, net		433,871			41

Total assets	P.	249,989,156	P.	261,423,137	$23,340

Liabilities and stockholders’ equity
Current liabilities:
Short-term debt and current portion of long-term debt (Note 8)	P.	14,595,193	P.	13,633,823	$1,363
Accounts payable (Note 10)		16,628,350		18,593,940	1,552
Accrued liabilities (Note 14)		9,928,831		8,563,516	927
Taxes payable		1,684,301		7,185,469	157
Deferred credits (Note 9)		1,941,812		2,135,899	181

Total current liabilities		44,778,487		50,112,647	4,180
Long-term debt (Note 8)		76,363,502		79,405,691	7,130
Labor obligations (Note 7)		1,994,601		1,782,000	186
Deferred taxes (Note 16)		15,504,902		18,704,438	1,448

Total liabilities		138,641,492		150,004,776	12,944

Stockholders’ equity (Note 15)
Capital stock:
Historical		275,564		295,811	26
Restatement increment		27,260,384		28,638,468	2,545

		27,535,948		28,934,279	2,571

Premium on sale of shares		19,376,394		19,376,394	1,809
Retained earnings:
Prior years		96,939,692		88,698,475	9,051
Current year		28,179,868		28,412,238	2,631

		125,119,560		117,110,713	11,682
Other accumulated comprehensive income items		(70,592,522)		(68,425,630)	(6,591)

Majority stockholders’ equity		101,439,380		96,995,756	9,471
Minority interest		9,908,284		14,422,605	925

Total stockholders’ equity		111,347,664		111,418,361	10,396

Total liabilities and stockholders’ equity	P.	249,989,156	P.	261,423,137	$23,340

The accompanying notes are an integral part of these financial statements

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Financial Position

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

	Year ended December 31,
	2005		2004		2003		Millions of U.S. Dollars 2005
Operating activities:
Net income	P.	28,998,790	P.	28,762,242	P.	24,401,282	$2,707
Add (deduct) items not requiring the use of resources:
Depreciation		23,527,412		23,355,040		22,279,384	2,197
Amortization		889,091		356,553		212,899	83
Deferred charges		307,201					28
Deferred taxes		(2,413,754)		(2,804,444)		664,668	(225)
Equity interest in net (income) loss of affiliates		(64,852)		118,681		194,224	(6)
Net period cost of labor obligations		4,558,900		4,536,578		5,317,246	426

		55,802,788		54,324,650		53,069,703	5,210
Changes in operating assets and liabilities
Decrease (increase) in:
Marketable securities		285,146		7,656,680		(6,203,639)	27
Accounts receivable		2,389,141		(1,040,184)		1,004,913	223
Inventories for sale		(813,334)		(331,863)		294,258	(76)
Prepaid expenses and others		353,422		421,271		(195,534)	33
(Decrease) increase in:
Labor obligations:
Contributions to trust fund		(59,390)		(1,703,980)		(8,690,846)	(6)
Payments to employees		(219,292)		(4,978,683)		(4,517,144)	(20)
Accounts payable and accrued liabilities		(724,699)		1,205,497		(3,162,669)	(68)
Taxes payable		(5,609,232)		7,364,018		(3,158,266)	(524)
Deferred credits		(194,086)		57,218		108,846	(18)

Resources provided by operating activities		51,210,464		62,974,624		28,549,622	4,781

Financing activities:
New loans		24,853,458		49,663,829		38,543,552	2,320
Repayment of loans		(19,419,419)		(43,510,325)		(40,662,892)	(1,813)
Effect of exchange rate differences and variances in debt expressed in constant pesos		(7,524,295)		(7,204,781)		2,024,109	(702)
Decrease in capital stock and retained earnings due to purchase of Company’s own shares		(17,531,094)		(14,356,239)		(12,480,440)	(1,637)
Conversion of debt into common shares				6,983,525
Increase in capital stock and retained earnings due to stock options exercised				574,659		53,333
Cash dividends paid		(8,556,115)		(8,415,449)		(8,285,207)	(799)
Minority interest		1,011,037					95

Resources used in financing activities		(27,166,428)		(16,264,781)		(20,807,545)	(2,536)

Investing activities:
Plant, property and equipment		(23,435,831)		(20,235,836)		(10,786,870)	(2,188)
Instruments available for sale		7,153,690		(7,153,690)			668
Inventories for operation of the telephone plant		(3,056)		(763,138)		(257,584)
Subsidiaries and affiliated companies, net		(5,259,914)		(13,160,744)		(41,022)	(491)
Initial cash from investments in subsidiaries		125,701		4,848,776			12
Other investments		(595,184)		(138,136)			(56)

Resources used in investing activities		(22,014,594)		(36,602,768)		(11,085,476)	(2,055)

Net increase (decrease) in cash and cash equivalents.		2,029,442		10,107,075		(3,343,399)	190
Cash and cash equivalents at beginning of year		21,181,620		11,074,545		14,417,944	1,977

Cash and cash equivalents at end of year	P.	23,211,062	P.	21,181,620	P.	11,074,545	$2,167

The accompanying notes are an integral part of these financial statements.

TELEFONOS DE MEXICO, S.A. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity for the Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos, except for dividends per share, with purchasing power at December 31, 2005)

	Capital stock									Premium on sale of shares
	Series “AA”			Series “A”			Series “L”
	Number	Amount		Number	Amount		Number	Amount
Balances at January 1, 2003	8,272	P.	15,227,438	578	P.	1,246,974	16,704	P.	14,820,095	P.	12,403,257
Appropriation of earnings approved at regular stockholders’ meeting held in April 2003:
Cash dividends paid at P. 0.334 per share (P. 0.303 historical)
Increase in legal reserve
Cash purchase of Company’s own shares				(8)		(17,018)	(1,336)		(1,187,200)
Stock options exercised (Note 17)							8		7,673
Initial accumulated effect of vacation provisions, net of deferred taxes
Conversion of A shares to L shares				(40)		(88,630)	40		88,630
Comprehensive income:
Net income for the year
Other comprehensive income items:
Effect of labor obligations, net of deferred taxes
Surplus from holding non-monetary assets, net of deferred taxes
Comprehensive income

Balances at December 31, 2003	8,272		15,227,438	530		1,141,326	15,416		13,729,198		12,403,257
Appropriation of earnings approved at regular stockholders’ meeting held in April 2004:
Cash dividends paid at P. 0.351 per share (P. 0.333 historical)
Increase in legal reserve
Cash purchase of Company’s own shares				(3)		(7,326)	(1,416)		(1,242,526)
Debt converted into common shares							778		10,388		6,973,137
Stock options exercised (Note 17)							88		75,781
Excess in purchase price over book value of acquired shares of companies under common control
Minority interest
Conversion of AA shares to L shares	(145)		(268,964)				145		268,964
Conversion of A shares to L shares				(23)		(45,937)	23		45,937
Comprehensive income:
Net income for the year
Other comprehensive income items:
Effect of instruments available for sale
Loss for the year
Effect of translation of foreign entities, net
Deficit from holding non-monetary assets, net of deferred taxes
Comprehensive income

Balances at December 31, 2004	8,127		14,958,474	504		1,088,063	15,034		12,887,742		19,376,394
Initial accumulated effect of swaps, net of deferred taxes
Appropriation of earnings approved at regular stockholders’ meeting held in April 2005:
Cash dividends paid at P. 0.376 per share (P. 0.370 historical)
Increase in legal reserve
Cash purchase of Company’s own shares				(6)		(13,374)	(1,614)		(1,384,957)
Excess of book value over sale price of shares sold to companies under common control
Gain on sale of entities under common control
Acquisition of minority interest and contribution of minority stockholders
Conversion of AA shares to L shares	(12)		(22,527)				12		22,527
Conversion of A shares to L shares				(19)		(40,591)	19		40,591
Comprehensive income:
Net income for the year
Other comprehensive income items:
Effect of instruments available for sale
Gain for the year
Gain on sale recognized in income
Effect of market value of swaps, net of deferred taxes
Effect of translation of foreign entities, net
Deficit from holding non-monetary assets, net of deferred taxes
Comprehensive income

Balances at December 31, 2005 (Note 15)	8,115	P.	14,935,947	479	P.	1,034,098	13,451	P.	11,565,903	P.	19,376,394

TELEFONOS DE MEXICO, S.A. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity for the Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos, except for dividends per share, with purchasing power at December 31, 2005)

	Retained earnings						Other accumulated comprehensive income items
	Legal reserve		Unappropriated		Total				Majority stockholders’ equity		Minority interest		Comprehensive income		Total stockholders’ equity
Balances at January 1, 2003	P.	17,287,377	P.	88,902,806	P.	106,190,183	P.	(80,761,266)	P.	69,126,681					P.	69,126,681
Appropriation of earnings approved at regular stockholders’ meeting held in April 2003:
Cash dividends paid at P. 0.334 per share (P. 0.303 historical)				(8,285,207)		(8,285,207)				(8,285,207)						(8,285,207)
Increase in legal reserve		788,815		(788,815)
Cash purchase of Company’s own shares				(11,276,222)		(11,276,222)				(12,480,440)						(12,480,440)
Stock options exercised (Note 17)				45,660		45,660				53,333						53,333
Initial accumulated effect of vacation provisions, net of deferred taxes				(773,414)		(773,414)				(773,414)						(773,414)
Conversion of A shares to L shares
Comprehensive income:
Net income for the year				24,401,282		24,401,282				24,401,282			P.	24,401,282		24,401,282
Other comprehensive income items:
Effect of labor obligations, net of deferred taxes								11,801,619		11,801,619				11,801,619		11,801,619
Surplus from holding non-monetary assets, net of deferred taxes								2,729,333		2,729,333				2,729,333		2,729,333

Comprehensive income													P.	38,932,234

Balance at December 31, 2003		18,076,192		92,226,090		110,302,282		(66,230,314)		86,573,187						86,573,187
Appropriation of earnings approved at regular stockholders’ meeting held in April 2004:
Cash dividends paid at P. 0.351 per share (P. 0.333 historical)				(8,415,449)		(8,415,449)				(8,415,449)						(8,415,449)
Increase in legal reserve		540,627		(540,627)
Cash purchase of Company’s own shares				(13,106,387)		(13,106,387)				(14,356,239)						(14,356,239)
Debt converted into common shares										6,983,525						6,983,525
Stock options exercised (Note 17)				498,878		498,878				574,659						574,659
Excess in purchase price over book value of acquired shares of companies under common control				(580,849)		(580,849)				(580,849)						(580,849)
Minority interest												P.12,775,745				12,775,745
Conversion of AA shares to L shares
Conversion of A shares to L shares
Comprehensive income:
Net income for the year .				28,412,238		28,412,238				28,412,238		350,004	P.	28,762,242		28,762,242
Other comprehensive income items:
Effect of instruments available for sale
Loss for the year								(1,141,668)		(1,141,668)				(1,141,668)		(1,141,668)
Effect of translation of foreign entities, net								794,940		794,940		2,073,418		2,868,358		2,868,358
Deficit from holding non-monetary assets, net of deferred taxes								(1,848,588)		(1,848,588)		(776,562)		(2,625,150)		(2,625,150)

Comprehensive income													P.	27,863,782

Balance at December 31, 2004		18,616,819		98,493,894		117,110,713		(68,425,630)		96,995,756		14,422,605				111,418,361
Initial accumulated effect of swaps, net of deferred taxes								315,408		315,408						315,408
Appropriation of earnings approved at regular stockholders’ meeting held in April 2005:
Cash dividends paid at P. 0.376 per share (P. 0.370 historical)				(8,556,115)		(8,556,115)				(8,556,115)						(8,556,115)
Increase in legal reserve		609,181		(609,181)
Cash purchase of Company’s own shares				(16,132,763)		(16,132,763)				(17,531,094)						(17,531,094)
Excess of book value over sale price of shares sold to companies under common control				(97,304)		(97,304)				(97,304)						(97,304)
Gain on sale of entities under common control				1,109,305		1,109,305				1,109,305		(1,109,305)
Acquisition of minority interest and contribution of minority stockholders				3,505,856		3,505,856		156,144		3,662,000		(2,925,353)				736,647
Conversion of AA shares to L shares
Conversion of A shares to L shares
Comprehensive income:
Net income for the year				28,179,868		28,179,868				28,179,868		818,922	P.	28,998,790		28,998,790
Other comprehensive income items:
Effect of securities available for sale:
Gain for the year								1,643,022		1,643,022				1,643,022		1,643,022
Gain on sale recognized in income								(501,354)		(501,354)				(501,354)		(501,354)
Effect of market value of swaps, net of deferred taxes								(165,288)		(165,288)				(165,288)		(165,288)
Effect of translation of foreign entities, net								343,371		343,371		378,001		721,372		721,372
Deficit from holding non-monetary assets, net of deferred taxes								(3,958,195)		(3,958,195)		(1,676,586)		(5,634,781)		(5,634,781)
Comprehensive income													P.	25,061,761

Balance at December 31, 2005 (Note 15)	P.	19,226,000	P.	105,893,560	P.	125,119,560		P. (70,592,522)	P.	101,439,380	P.	9,908,284			P.	111,347,664

The accompanying notes are an integral part of these financial statements.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

1. Description of the Business and Significant Accounting Policies

I. Description of the Business

Teléfonos de México, S.A. de C.V. and its subsidiaries (collectively “the Company” or “TELMEX”) provide telecommunications services, primarily in Mexico. However, as a result of a number of business acquisitions throughout Latin America, starting in 2004, the Company also provides its services in Argentina, Brazil, Chile, Colombia and Peru.

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

An analysis of the principal subsidiaries and affiliated companies of TELMEX at December 31, 2005 and 2004 is as follows:

Company	Country	Equity interest % at December 31
		2005		2004
Subsidiaries:
Controladora de Servicios de
Telecomunicaciones, S.A. de C.V.	Mexico	100.0		100.0
Alquiladora de Casas, S.A. de C.V.	Mexico	100.0		100.0
Anuncios en Directorios, S.A. de C.V.	Mexico	100.0		100.0
Cía. de Teléfonos y Bienes Raíces, S.A. de C.V.	Mexico	100.0		100.0
Consorcio Red Uno, S.A. de C.V.	Mexico	100.0		100.0
Teléfonos del Noroeste, S.A. de C.V.	Mexico	100.0		100.0
Uninet, S.A. de C.V.	Mexico	100.0		100.0
Embratel Participações S.A.	Brazil	97.3	[1]	90.3	[1]
Empresa Brasileira de Telecomunicações S.A.	Brazil	96.3	[1]	89.2	[1]
Star One S.A.	Brazil	77.1	[2]	71.4	[2]
Telmex do Brasil Ltda.	Brazil	97.3	[2]	100.0
Telmex Chile Holding S.A.	Chile	100.0		100.0

(1)	Corresponds to controlling interests. At December 31, 2005, TELMEX holds 72.3% of total outstanding shares of Embrapar (33.6% in 2004).
(2)	Indirect controlling interest.
(3)	Corresponds to the direct ownership percentage of Embrapar in Net, thus TELMEX’s effective indirect ownership in Net is 26.8%.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

Company	Country	Equity interest % at December 31
		2005		2004
Subsidiaries (continued):
Telmex Corp. S.A. (formerly Chilesat Corp. S.A.)	Chile	99.7		99.3
Techtel LMDS Comunicaciones Interactivas, S.A.	Argentina	100.0		83.4
Telmex Argentina, S.A.	Argentina	100.0		100.0
Metrored Telecomunicaciones S.R.L.	Argentina	100.0		83.4
Telmex Colombia S.A.	Colombia	100.0		100.0
Telmex Perú S.A.	Peru	100.0		100.0
Affiliated companies:
Net Serviços de Comunicação S.A.	Brazil	37.1	[3]
Grupo Telvista, S.A. de C.V.	Mexico	45.0		45.0
Technology and Internet LLC	U.S.A.			50.0

The amended Mexican government concession under which TELMEX operates was signed on August 10, 1990. The concession runs through the year 2026, but it may be renewed for an additional period of fifteen years. The concession defines, among other things, the quality standards for telephone service and establishes the basis for regulating rates.

Under this concession, the Company’s basic telephone service rates are subject to a ceiling determined by the Federal Telecommunications Commission (COFETEL). During the last five years, TELMEX management decided not to raise its rates for basic services.

Empresa Brasileira de Telecomunicações S.A. (Embratel) provides domestic and international long-distance services, data transmission, among other services and Star One S.A. (Star One), a subsidiary of Embratel, provides satellite services. Both companies operate under two separate concessions granted by the Brazilian federal government via the Brazilian Telecommunications Agency (ANATEL). The concession for domestic and international long-distance services is in force through December 31, 2025 and may be renewed upon expiration. The concession for satellite use is in force through December 31, 2020 and may be renewed upon expiration.

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

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

a) Consolidation and basis of translation of financial statements of foreign subsidiaries

The consolidated financial statements include the accounts of Teléfonos de México, S.A. de C.V. and its subsidiaries. All the companies operate in the telecommunications sector or they provide services to companies operating in this sector.

The results of operations of acquired subsidiaries and affiliate were included in the Company’s financial statements as of the month following the acquisition.

All significant intercompany accounts and transactions have been eliminated in consolidation. Minority interest refers to certain foreign subsidiaries in which the Company does not hold all of the shares.

The financial statements of the subsidiaries located abroad were translated into Mexican pesos, as follows:

The financial statements as reported by the subsidiaries abroad were adjusted to conform to accounting principles generally accepted in Mexico.

All balance sheet amounts, except for stockholders’ equity, were translated at the prevailing exchange rate at year-end; stockholders’ equity accounts were translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated. The statement of income amounts were translated at the prevailing exchange rate at the end of the reporting period.

The translation into Mexican pesos is carried out after the related balances or transactions have been restated based on the inflation rate of the country in which the subsidiary operates.

Exchange differences and the monetary position effect derived from intercompany monetary items were not eliminated from the consolidated statements of income.

Translation differences are included in the caption Effect of translation of foreign entities and are included in stockholders’ equity as part of the caption Other comprehensive income items.

The financial statements at December 31, 2004 of the subsidiaries abroad were restated to constant pesos as of December 31, 2005 based on the inflation rate in Mexico. The effect of inflation and exchange differences were immaterial.

b) Recognition of revenues

Revenues are recognized at the time services are provided and are subject to management’s estimates at the date of the financial statements. Revenues from the sale of prepaid telephone service cards are recognized based on an estimate of the usage of time covered by the prepaid card.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

Local service revenues are derived from new-line installation charges, monthly service fees, measured usage charges based on the number of calls made, and other service charges to subscribers. Local service revenues also include measured usage charges based on the number of minutes in the case of prepayment plans.

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

Revenues from prepaid internet plans are recorded as the service is provided.

c) Recognition of the effects of inflation on financial information

The Company recognizes the effects of inflation on financial information. Consequently, the amounts shown in the accompanying financial statements and in these notes are expressed in thousands of Mexican pesos with purchasing power at December 31, 2005. The December 31, 2005 restatement factors applied to the financial statements for the years ended December 31, 2004 and 2003 were 1.0333 and 1.0869, corresponding to the percentages of inflation for the periods from January 1 2005 and 2004 through December 31, 2005, respectively, based on the Mexican National Consumer Price Index (NCPI) published by Banco de México (the Central Bank).

Plant, property and equipment and construction in progress were restated as described in Note 4. Telephone plant and equipment are depreciated using the straight-line method based on the estimated useful lives of the related assets (see Note 4c).

Inventories for the operation of the telephone plant are valued at average cost and are restated on the basis of specific indexes. The stated value of inventories is similar to replacement value, not in excess of market.

Other non-monetary assets were restated using adjustment factors based on the inflation rate of each country.

Capital stock, premium on sale of shares, retained earnings and other accumulated comprehensive income items were restated using adjustment factors obtained from the NCPI.

The deficit from restatement of stockholders’ equity consists of the accumulated monetary position loss at the time the provisions of Bulletin B-10 were first applied, which was P.14,044,319, and of the result from holding non-monetary assets, which represents the difference between restatement by the specific indexation method and restatement based on the NCPI. This item is included in stockholders’ equity as part of the caption Other comprehensive income items.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

The net monetary gain of each year is included in the statement of income as a part of the comprehensive financing cost. The net monetary gain represents the effect of inflation on monetary assets and liabilities.

The statement of changes in financial position is prepared in conformity with Mexican accounting Bulletin B-12, Statement of Changes in the Financial Position, based on financial statements expressed in constant pesos. Bulletin B-12 identifies the source and application of resources representing differences between beginning and ending financial statement balances in constant Mexican pesos. In conformity with this bulletin, monetary and foreign exchange gains and losses are not treated as non-cash items in the determination of resources provided by operating activities.

d) Cash equivalents, marketable securities and instruments available for sale

Cash equivalents consist basically of time deposits in financial institutions with original maturities of 90 days or less.

In April 2004, the Mexican Institute of Public Accountants (MIPA) issued amendments to Bulletin C-2, Financial Instruments. The adoption of Bulletin C-2 is compulsory beginning on January 1, 2005, although earlier adoption was recommended. Such amendments establish that, unlike the previous Bulletin C-2, changes in the fair value of instruments classified as available-for-sale are to be disclosed in stockholders’ equity, until such instruments are sold.

The Company adopted the provisions of this new accounting pronouncement in 2004, which gave rise to a charge to stockholders’ equity of P.1,141,668 in the caption Other accumulated comprehensive income items.

Marketable securities are represented by equity securities and corporate bonds for trading; instruments available for sale are represented by equity securities (see Note 2). Both are stated at market value. Changes in the fair value of marketable securities are recognized in results of operations.

e) Allowance for doubtful accounts

Company policy is to provide for doubtful accounts basically on the balance of accounts receivable more than 90 days old.

f) Equity investment in affiliates

The investment in shares of affiliates is valued using the equity method. This accounting method consists basically of recognizing the investor’s equity interest in the results of operations and in the stockholders’ equity of investees at the time such results are determined (see Note 6).

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

g) Goodwill

Goodwill represents the difference between the purchase price and the fair value of the net assets of subsidiaries and affiliates acquired at purchase date. As of January 1, 2005, the date on which Bulletin B-7 went into force, goodwill is no longer amortized, but rather is subject to periodic impairment valuations and adjustments. Through December 31, 2004, goodwill was amortized using the straight-line method over periods of 5 to 20 years (see paragraph s below).

h) Licenses

TELMEX records licenses at acquisition cost and restates them based on the inflation rate of each country. Licenses are amortized in conformity with the terms of each license over periods of 5 to 29 years.

i) Impairment of assets

Effective January 1, 2004, the Company adopted the requirements of Mexican accounting Bulletin C-15, Accounting for the Impairment or Disposal of Long-Lived Assets, issued by the MIPA in March 2003.

Bulletin C-15 establishes that if there are any indications of impairment in the value of long-lived assets, the recovery value of the related asset should be determined based on the asset’s net selling price and its value in use computed based on discounted cash flow. An impairment loss is recognized if the net carrying amount of the asset exceeds the recovery value.

The application of this new pronouncement had no effect on the Company’s results of operations or on its financial position.

j) Exchange differences

Transactions in foreign currency are recorded at the prevailing exchange rate on the day of the related transactions. Foreign currency denominated assets and liabilities are translated at the prevailing exchange rate at the balance sheet date. Exchange differences are charged or credited to income.

k) Labor obligations

Pension, seniority premium, medical assistance plan and termination costs are recognized periodically during the years of service of personnel, based on actuarial computations made by independent actuaries, using the projected unit-credit method (see Note 7). Through December 31, 2004, termination payments were charged to results of operations, if and when the expense was incurred (see paragraph s below).

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

l) Liability provisions

Liability provisions are recognized whenever (i) the Company has current obligations (legal or assumed) derived from past events, (ii) the liability will most likely give rise to a future cash disbursement for its settlement and (iii) the liability can be reasonably estimated.

When the effect of the time value of money is material, provision amounts are determined as the present value of the expected disbursements to settle the obligation. The discount rate is determined on a pre-tax basis and reflects current market conditions at the balance sheet date and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision is recognized as a financial expense.

Contingent liabilities are recognized only when they will most likely give rise to a future cash disbursement for their settlement. Also, commitments are only recognized when they will generate a loss.

m) Income tax and employee profit sharing

Deferred taxes are determined using the asset and liability method. Under this method, deferred tax assets and liabilities are determined on all temporary differences between the financial reporting and tax bases of assets and liabilities, applying the enacted income tax rate at the date of the financial statements, or the enacted income tax rate that will be in effect at the time the temporary differences giving rise to deferred tax assets and liabilities are expected to be recovered or settled.

The Company evaluates periodically the possibility of recovering deferred tax assets and, if necessary, creates a valuation allowance for those assets that are unlikely to be recovered.

Deferred employee profit sharing is recognized only on temporary items considered non-recurring with a known turnaround time.

n) Comprehensive income

In conformity with Mexican accounting Bulletin B-4, Comprehensive Income, issued by the MIPA, comprehensive income consists of current year net income plus the effects in the period of deferred taxes, labor obligations, the translation of financial statements of foreign entities, minority interest, the result from holding non-monetary assets, the changes in the fair value of instruments classified as available for sale and the effect of the swap valuation applied directly to stockholders’ equity.

o) Earnings per share

The Company determined earnings per share by dividing majority net income by the weighted average number of shares issued and outstanding during the period. The diluted earnings per share was determined by adjusting earnings per share for the effect of the shares that may be delivered (potentially dilutive shares) (see Note 15), as specified in Mexican accounting Bulletin B-14, Earnings per Share.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

p) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions in certain areas. Actual results could differ from these estimates.

q) Concentration of risk

The Company invests a portion of its surplus cash in time deposits in financial institutions with strong credit ratings. TELMEX does not believe it has significant concentrations of credit risks in its accounts receivable, as it has a broad customer base that is geographically diverse.

r) Segment information

Segment information is prepared based on information used by the Company in its decision making processes based on the geographical areas in which TELMEX operates, in conformity with the requirements of Mexican accounting Bulletin B-5, Financial Information by Segment, issued by the MIPA (see Note 18).

s) New accounting pronouncements

The following new pronouncements entered into force in 2005:

Business acquisitions

In May 2004, the MIPA issued Mexican accounting Bulletin B-7, Business Acquisitions. The adoption of Bulletin B-7 is compulsory beginning on January 1, 2005. Bulletin B-7 addresses the financial accounting and reporting for business and affiliate acquisitions and requires that all business combinations be accounted for using only the purchase method. Bulletin B-7 also eliminates the amortization of goodwill. In accordance with this new pronouncement, the acquisition of minority interest is considered as a transaction between entities under common control, and requires that any difference between the purchase price and the carrying value of the net assets acquired has to be recognized as an equity transaction.

The adoption of this new accounting pronouncement gave rise to a decrease of approximately P.191,000 in the Company’s operating expenses for 2005, due to the proscription of the amortization of goodwill, and the benefit due to the reversal of negative goodwill of P.42,427 derived from AT&T assets acquired in 2004. Should the Company have adopted this new accounting pronouncement in 2004, net income for such period would have increased by P.158,785.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

Derivative instruments and hedging activities

To protect itself against fluctuations in interest and exchange rates, the Company uses derivatives that have been classified as hedging derivatives at fair value (forwards) and cash flow hedges (interest-rate swaps). Through December 31, 2004, gains or losses on such contracts were charged or credited to income as incurred, and presented net of the loss or gain being hedged.

As of January 1, 2005, due to the adoption of new Bulletin C-10, Accounting for Derivative Instruments and Hedging Activities, issued by the MIPA in April 2004, the Company modified its accounting policies for valuing and recognizing hedges. Gains or losses resulting from changes in the fair value of hedges are charged or credited to income in the period in which they are incurred, together with the gains or loss of the hedged asset or liability.

For cash flow hedges, the effective portion of the derivative’s gain or loss is reported in Other accumulated comprehensive income items in stockholders’ equity while the ineffective portion of the gain or loss is reported in net income. The effectiveness of the derivatives is determined at the time when they are defined as derivatives. Hedges are considered to be highly effective when in the initial evaluation and during the hedging period, the fair value or cash flows of the hedged item are offset on a period-by-period or cumulative basis, as preferred, and include in the hedging documentation the changes in the fair value or cash flows of the derivative itself by a range of 80% and 125%. The adoption of this new Bulletin gave rise to a credit to income of P.125,872, and a credit to stockholders’ equity of P.315,408, both net of deferred taxes. Should the Company have adopted this new accounting pronouncement in 2004, considering that the criterion for the recording of hedges would have been met, the net income for such period would have decreased by P.55,654.

Labor obligations

In January 2004, the MIPA issued the revised accounting Bulletin D-3, Labor Obligations. The revised bulletin establishes the overall rules for the valuation, presentation and disclosure of so-called “other post-retirement benefits and the reduction and early extinguishment of such benefits”, as well as rules applicable to employee termination pay. The adoption of these new rules was compulsory beginning on January 1, 2005. The adoption of this accounting pronouncement gave rise to an increase of P.139,520 in the Company’s operating expenses for 2005 (see Note 7).

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

Pro forma financial data

The following pro forma financial data for 2004 is based on the Company’s historical financial statements, adjusted to give effect to the new accounting pronouncements described above.

	Unaudited pro forma for the year ended December 31, 2004
Majority net income	P.	28,473,193
Earnings per share (in Mexican pesos):
Basic		1.191
Diluted		1.187

Standard regulations of the Mexican Financial Information Standards Research and Development Board (Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, A.C. or CINIF).

On January 1, 2006, the requirements of the CINIF went into effect and replace the standards previously issued by the MIPA. The adoption of these new rules will have no effect on the Company’s financial statements.

t) Convenience translation

United States dollar amounts as of December 31, 2005 shown in the financial statements have been included solely for the convenience of the reader and are translated from Mexican pesos with purchasing power as of December 31, 2005, as a matter of mathematical computation only, at an exchange rate of P.10.7109 to U.S.$ 1.00, the December 31, 2005 exchange rate. Such translations should not be construed as a representation that the Mexican peso amounts have been or could be converted into U.S. dollars at this or any other rate.

u) Reclassifications

Certain amounts in the 2004 financial statements as originally issued have been reclassified for uniformity of presentation with the 2005 financial statements.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

2. Marketable Securities and Instruments Available for Sale

An analysis of the Company’s investments in financial instruments at December 31, 2005 and 2004 is as follows:

	2005				2004
	Cost		Market value		Cost		Market value
Marketable securities
Shares	P.	420,478	P.	185	P.	640,536	P.	216,614
Corporate bonds		47,017		53,046		62,269		121,763

		467,495		53,231		702,805		338,377

Instruments available for sale
MCI shares						7,153,690		6,012,021

Total	P.	467,495	P.	53,231	P.	7,856,495	P.	6,350,398

Marketable securities

At December 31, 2005, the net unrealized loss on marketable securities was P. 414,264 (P. 364,428 in 2004). The realized loss on the sale of shares in 2005 was P. 68,334 (P. 1,435,723 in 2004 and P.713,469 in 2003). The realized gain on the exchange and sale of bonds in 2005 was P. 11,095.

On April 21, 2004, the Company converted P. 7,153,690 (USD 597.9 million) (market value) in bonds issued by MCI Inc. (MCI) (nominal amount of USD 1,759 million) to 25.6 million common MCI shares, which were classified as available for sale. MCI is a U.S.-based telecommunications company that recently emerged from Chapter 11 proceedings under the U.S. bankruptcy code. In 2004, the conversion of MCI bonds gave rise to a realized gain of P. 2,083,009 that was recognized in comprehensive financing cost and which corresponds to the difference between the original cost and the market value of the bonds at the time of their conversion.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

Instruments available for sale

On April 9, 2005, TELMEX and other related parties entered into an agreement to sell their MCI shares to Verizon Communications Inc. (Verizon). On May 17, 2005, Verizon paid USD 25.72 in cash per share of MCI common stock, for a total purchase price of P. 7,827,033. Also, TELMEX stood to receive from Verizon an additional cash payment provided that Verizon’s share price exceeded USD 35.52 for a specific period of time, which ended prior to April 9, 2006; TELMEX did not receive any cash as Verizon’s share price did not exceed that price in such period. In 2005, TELMEX recognized a gain of P. 501,354 as a result of the sale of these shares, which was recognized in Comprehensive financing cost.

In 2005 and 2004, TELMEX received dividends from MCI of P. 118,741 and P. 243,030, respectively, which were recognized in the caption Comprehensive financing cost.

3. Accounts Receivable

An analysis of accounts receivable is as follows:

	2005	2004
Customers	P.31,440,845	P.34,998,753
Net settlement receivables	2,367,194	2,289,448
Related parties	368,895	322,998
Other	2,467,735	5,598,354

	36,644,669	43,209,553
Less:
Allowance for doubtful accounts	7,559,923	12,098,186

Total	P.29,084,746	P.31,111,367

An analysis of activity in the allowance for doubtful accounts for the years ended December 31, 2005, 2004 and 2003 is as follows:

	2005	2004	2003
Beginning balance at January 1	P.12,098,186	P.2,383,453	P.2,094,523
Effect of translation	517,965

	12,616,151	2,383,453	2,094,523
Effect of acquired companies	4,596	9,785,478
Increase through charge to expenses	2,629,458	1,914,171	1,051,492
Increase through charge to other accounts		614,139	440,919
Monetary loss	(149,440)	(491,887)	(87,886)
Charges to allowance (1)	(7,540,842)	(2,107,168)	(1,115,595)

Ending balance at December 31	P.7,559,923	P.12,098,186	P.2,383,453

(1)	In 2005 corresponds primarily to charges made by Embratel.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

4. Plant, Property and Equipment

(a) Plant, property and equipment consist of the following:

	2005	2004
Telephone plant and equipment	P.328,376,010	P.327,735,942
Land and buildings	43,598,783	42,539,602
Computer equipment and other assets	56,512,748	55,538,298

	428,487,541	425,813,842
Less:
Accumulated depreciation	286,522,446	273,358,263

Net	141,965,095	152,455,579

Construction in progress and advances to equipment suppliers	8,611,676	3,929,679

Total	P.150,576,771	P.156,385,258

Constructions in progress increased from 2004 to 2005 primarily due to new construction in Embratel and Star One.

Embratel’s construction in progress refers to new projects to expand its telephone plant. Accumulated costs of such projects at December 31, 2005 aggregate P. 2,736,658. These projects are scheduled to be completed and transferred to the plant during the first half of 2006.

Star One increased its constructions in progress by P. 1,496,452 due to its commencing construction of satellite C-2 in 2005 and the increase in the investment in progress of satellite C-1; satellites C-2 and C-1 are scheduled to enter into orbit in 2007 and 2006, respectively. The total amount of these contracts is P. 4,360,407 and the balance of these projects recorded in constructions in progress at December 31, 2005 aggregates P. 2,759,268.

Included in plant, property and equipment are the following assets held under capital leases:

	2005	2004
Assets under capital leases	P.3,165,354	P.4,318,019
Less accumulated depreciation	1,321,551	1,522,928

	P.1,843,803	P.2,795,091

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

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

Effective January 1, 1997, Bulletin B-10 eliminated the use of appraisals for the restatement of plant, property and equipment. At December 31, 2005 and 2004, this caption was restated in each country, as follows:

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

At December 31, 2005, approximately 60% (61% in 2004) of the value of the plant, property and equipment has been restated using specific indexation factors.

c) Depreciation of the telephone plant has been calculated at annual rates ranging from 3.3% to 16.7%. The rest of the Company’s assets are depreciated at rates ranging from 3.3% to 33.3%. Depreciation charged to expenses was P. 23,527,412 in 2005, P. 23,355,040 in 2004 and P.22,279,384 in 2003.

5. Licenses

An analysis of licenses and its amortization at December 31, 2005 and 2004 is as follows:

	2005		2004
Investment	P.	5,455,661	P.	4,355,102
Accumulated amortization		1,411,532		394,998

Net	P.	4,044,129	P.	3,960,104

TELMEX has concessions to operate radio spectrum wave frequency bands to provide fixed wireless telephone services and to operate radio spectrum wave frequency bands for point-to-point and point-to-multipoint microwave communications at a cost of P. 890,943.

In 2004, as a result of the Company’s acquisition of foreign entities, TELMEX acquired software licenses and licenses for use of point-to-point and point-to-multipoint links.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

An analysis of changes in this item in 2005, 2004 and 2003 is as follows:

	Balance at January 1, 2005		Effect of translation		Effect of acquired companies		Investment and amortization of the year		Balance at December 31, 2005
Investment	P.	4,355,102	P.	301,731	P.	203,644	P.	595,184	P.	5,455,661
Accumulated amortization		394,998		163,334				853,200		1,411,532

Net	P.	3,960,104	P.	138,397	P.	203,644	P.	(258,016)	P.	4,044,129

			Balance at January 1, 2004		Effect of acquired companies		Investment and amortization of the year		Balance at December 31, 2004
Investment			P.	890,943	P.	3,326,023	P.	138,136	P.	4,355,102
Accumulated amortization				252,984				142,014		394,998

Net			P.	637,959	P.	3,326,023	P.	(3,878)	P.	3,960,104

			Balance at January 1, 2003		Effect of acquired companies		Investment and amortization of the year		Balance at December 31, 2003
Investment			P.	890,943	P.		P.		P.	890,943
Accumulated amortization				208,410				44,574		252,984

Net			P.	682,533	P.		P.	(44,574)	P.	637,959

Other deferred charges were amortized by P.78,318, P.55,754 and P. 59,463 in 2005, 2004 and 2003, respectively.

6. Equity Investments

In 2005, TELMEX acquired several subsidiaries and an affiliate in Latin America. The results of operations of the new subsidiaries were incorporated into the Company’s financial statements in the month following the acquisition date.

All acquisitions were recorded using the purchase method. An analysis of the purchase price of the net assets acquired per company based on fair values is as follows:

	Values at acquisition date
	Net January 2005	Net March 2005	Net May 2005	Others July 2005	Primesys November 2005	Net December 2005	Total
Current assets	P.4,499,240	P.4,025,888	P.4,316,011	P.226	P.341,378	P.5,035,047
Fixed assets	3,600,495	3,515,401	3,360,048		290,996	3,365,797
Licenses	9,482	9,163	9,598		203,642	9,846
Less:
Current liabilities	8,658,395	2,358,147	1,559,085	621	132,735	1,912,541
Long-term liabilities:	2,266,189	5,762,533	5,810,113		7,182	5,869,506

Fair value of net assets acquired	(2,815,367)	(570,228)	316,459	(395)	696,099	628,643
% of equity acquired	1.56%	46.7%	0.23%	100%	100%	0%

Net assets acquired	(43,920)	(266,296)	728	(395)	696,099		P.386,216
Amount paid	237,704	3,369,897	20,807	11,335	1,148,453	153,882	4,942,078

Goodwill	P.281,624	P.3,636,193	P.20,079	P.11,730	P.452,354	P.153,882	P.4,555,862

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

I. Investments in affiliates

An analysis of the equity investment in affiliated companies at December 31, 2005 and 2004, and a brief description is as follows:

	2005		2004
Equity investments in:
Grupo Telvista, S.A. de C.V.	P.	381,157	P.	398,806
Technology and Internet, LLC				203,522
Net Serviços de Comunicação S.A.		230,344
Other		192,601		217,698

	P.	804,102	P.	820,026

Grupo Telvista (Mexico and U.S.)

TELMEX holds 45% of the capital stock of Grupo Telvista, S.A. de C.V., whose principal asset is Telvista, Inc. that provides telemarketing services in the U.S.A. In June 2004, the Company made a capital contribution to this company of P.54,530 so as to maintain its historical percentage equity interest.

Technology and Internet (U.S. and Latin America)

On June 21, 2005, the Company sold its 50% equity interest in Technology and Internet LLC to Grupo Condumex, S.A. de C.V., an entity under common control, for P. 43,446, which is lower than book value. Such sale gave rise to a charge of P. 97,304 to stockholders’ equity.

Net (Brazil)

In 2005 and in accordance with the agreements entered into by and between TELMEX and Globo Comunicações e Participações S.A., Distel Holding S.A. and Roma Participações Ltda. (together, “Globo”), TELMEX acquired an equity interest in Net Serviços de Comunicação S.A. (Net), which is the largest cable television operator in Brazil.

The total cost of these transactions was P. 3,782,290 (USD 326.3 million). The Company’s total direct and indirect equity interest in Net was 37.1%, which was transferred to Embratel as described below in Investments in subsidiaries.

On May 18, 2006, Embratel acquired (i) in exchange for R$240.9 million, an additional 5.0% interest in Net from Globo Comunicações e Participações S.A. and one of its subsidiaries, thereby raising the total direct and indirect equity interest of Embrapar in Net to 42.1%, and (ii) in exchange for R$69.3 million, the rights of Globo Comunicações e Participações S.A. to acquire additional shares of Net which, when exercised by Embratel on June 19, 2006, will give Embrapar an additional interest of up to 1.0% in Net (depending on the exercise of preemptive rights by Net’s remaining shareholders).

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

Total equity investments in affiliated companies during 2003 aggregated P.36,763 (USD 3 million), mostly engaged in telecommunications companies.

TELMEX’s equity interest in the results of operations of affiliated companies represented a credit to operations of P. 64,852 in 2005 (charges of P. 118,681 and P. 194,224 in 2004 and 2003, respectively).

2Wire (USA)

In December 2005, through an agreement with TELMEX and Alcatel USA (Alcatel) and SBC International, Inc. (AT&T), the Company agreed to invest in 2Wire, Inc. (2Wire), a broadband platform service provider for homes and small offices, located in the U.S. 2Wire provides internet, telephone and entertainment services for broadband applications. TELMEX will acquire an 18.5% equity interest in 2Wire for USD 87.8 million, and AT&T will pay TELMEX USD 26.05 million to acquire, through a prepaid call option, a 5.5% equity interest in 2Wire in the future, under certain terms and conditions. On January 27, 2006, the closing of the aforementioned transaction took place.

An analysis of goodwill at December 31, 2005, 2004 and 2003 is as follows:

	2005		2004		2003
Beginning balance	P.	3,908,870	P.	88,949	P.	197,811
Negative goodwill charged to income		42,427

		3,951,297		88,949		197,811
Goodwill generated		4,555,862		3,978,706
Amortization				(158,785)		(108,862)
Purchase adjustments		(322,005)

Ending balance	P.	8,185,154	P.	3,908,870	P.	88,949

II. Investments in subsidiaries

Investments in 2004

In 2004, TELMEX acquired several Latin American subsidiaries.

All acquisitions were recorded using the purchase method. An analysis of the purchase price of the net assets acquired per company based on fair values is as follows:

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

	Values at acquisition date
	Holding companies of Embrapar July 2004		Embrapar December 2004		Chilesat April 2004		Chilesat June 2004		Techtel (1) and Metrored April and June 2004			Assets of AT&T February 2004		Total
Current assets	P.	13,433,979	P.	17,912,518	P.	576,587	P.	645,592	P.	171,921		P.	855,988
Fixed assets		24,009,740		25,283,120		794,121		803,226		453,096			1,978,204
Licenses				3,078,576						66,271			181,176
Less:
Current liabilities		6,862,360		15,796,114		962,358		1,038,874		247,989			393,371
Long-term liabilities:		27,615,787		10,386,531		384,644		391,254		253,121			283,948

Fair value of net assets acquired		2,965,572		20,091,569		23,706		18,690		190,178			2,338,049
% of equity acquired		100%		14.31%		40%		59.28%		85.99	%(2)		100%

Net assets acquired		2,965,572		2,875,104		9,482		11,079		163,531			2,338,049	P.	8,362,817
Amount paid		4,655,967		3,161,239		612,399		904,445		1,304,043			2,284,203		12,922,296

Goodwill generated		1,690,395		286,135		602,917		893,366		1,140,512			(53,846)		4,559,479
Less goodwill charged to stockholders’ equity										580,773					580,773

Goodwill generated, net		1,690,395		286,135		602,917		893,366		559,739			(53,846)		3,978,706
Amortization of the period		33,243		1,187		17,088		22,474		7,263			(11,419)		69,836

Goodwill, net	P.	1,657,152	P.	284,948	P.	585,829	P.	870,892	P.	552,476		P.	(42,427)	P.	3,908,870

(1)	The figures of Techtel are presented at book value.
(2)	This is the weighted average of the 80% and 95% equity interest acquired of Techtel and Metrored, respectively.

TELMEX determined the fair value of fixed assets by means of appraisals preformed by independent experts and the estimate of their value in use.

Embrapar and Embratel (Brazil)

In July 2004, through an agreement between MCI and TELMEX, the Company acquired for P. 4,655,967 (USD400 million) all of MCI’s direct and indirect holdings in Startel Participações Ltda and New Startel Participações Ltda, the controlling shareholders of Embratel Participações S.A. (Embrapar), representing 51.8% of the voting shares and 19.3% of total outstanding shares of Embrapar. In December 2004 TELMEX, through a public offering of P. 3,161,239 (USD 271.6 million), acquired an additional 14.3% interest in Embrapar, increasing its ownership to 90.3% of the voting shares and to 33.6% of total outstanding shares of Embrapar. Embrapar, in turn, holds 98.8% of the capital stock of Embratel.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

Chilesat (Chile)

In April 2004, TELMEX acquired in a private transaction a 40% interest in Chilesat Corp. S.A. (Chilesat) for P. 612,399 (USD 47 million). Chilesat provides telecommunications services primarily in Chile. Pursuant to a cash tender offer required by Chilean law, in June 2004 TELMEX purchased for P. 904,445 (USD 67 million) an additional 59.3% interest, increasing its ownership of Chilesat to 99.3%.

Techtel (Argentina)

In April 2004, Telmex acquired an 80% equity interest in Techtel-LMDS Comunicaciones Interactivas, S.A. and Telstar (Techtel), which provide telecommunication services in Argentina and Uruguay. A 60% equity interest was acquired from América Móvil, S.A. de C.V. (América Móvil) for P. 872,994 (USD 75 million), and the remaining 20% equity interest was acquired from Intelec, S.A. for P. 290,998 (USD 25 million). Since TELMEX and América Móvil are entities under common control, the excess of the cost over the book value was charged to stockholders’ equity.

Metrored (Argentina)

In June 2004, TELMEX acquired most of the assets of Metrored, a company engaged in providing telecommunications services in Argentina. The purchase price was P. 140,051 (USD 12 million).

AT&T Latin America Corp. assets (Argentina, Brazil, Chile, Colombia and Peru)

In February 2004, TELMEX acquired most of the assets of AT&T Latin America Corp., a company engaged in providing telecommunications services to companies in Argentina, Brazil, Chile, Colombia and Peru. The purchase price was P. 2,284,203 (USD 196.3 million).

Pro Forma Financial Data

The following pro forma unaudited combined financial data for 2004 and 2003 are based on the Company’s historical financial statements, adjusted to give effect to (i) the series of acquisitions mentioned in the preceding paragraphs; and (ii) certain accounting adjustments related to the net fixed assets of the acquired companies.

The pro forma adjustments assume that acquisitions were made at the beginning of 2004 and the immediately preceding year and are based upon available information and other assumptions that management believes are reasonable.

The pro forma financial information data does not purport to represent what the effect on the Company’s consolidated operations would have been had the transactions in fact occurred at the beginning of each year, nor are they intended to predict the Company’s results of operations.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

	Unaudited Pro forma combined TELMEX for the years ended December 31
	2004		2003
Operating revenues	P.	164,731,185	P.	166,624,360
Majority net income		28,493,164		24,803,522
Earnings per share (in Mexican pesos):
Basic		1.192		0.996
Diluted		1.188		0.969

Investments in 2005

Embrapar (Brazil)

From March through May 2005, TELMEX contributed P. 6,959,322 (USD 611.5 million) for the capital increase of its subsidiary Embratel Participações S.A. (Embrapar), increasing its ownership to 95.1% of the voting shares and 63.9% of total outstanding shares (90.3% and 33.6%, respectively, at December 31, 2004). Minority shareholders contributed P. 1,011,037 (USD 88 million) during the same period, giving rise to an increase in stockholders’ equity.

On October 24, 2005, TELMEX contributed all the capital stock of Telmex do Brasil Ltda. (Telmex do Brasil) to Embrapar and its 37.1% investment in the capital stock of Net, increasing its ownership in Embrapar to 97.3% of the voting shares and 72.3% of total outstanding shares. The transaction was carried through the merger of Atlantis Holdings do Brasil and Latam do Brasil Participações S.A.; such companies previously held the capital stock of Telmex do Brasil and Net, respectively. Such transaction gave rise to a favorable effect per dilution of P.1,109,305, which was recognized in majority stockholders’ equity.

Primesys (Brazil)

In November 2005, Embratel purchased from Portugal Telecom do Brasil S.A. all the shares of Primesys Soluções Empresariais S.A (Primesys) for P.1,148,453 (R$250.8 million). Primesys provides value-added services in Brazil, such as communication solutions and outsourcing.

Goodwill generated on the aforementioned acquisition is subject to change, since the Company has not concluded the determination of the fair value of acquired assets and liabilities.

Techtel (Argentina)

On June 23, 2005, TELMEX exercised its right to acquire from Intelec, S.A. additional equity interest of approximately 10% in Techtel for P. 165,964 (USD 15 million), increasing its equity interest to 93.4% (83.4% at December 31, 2004). On December 27, 2005, TELMEX acquired from Intelec the remaining 6.6% equity interest in Techtel for P. 108,426 (USD 10 million).

Such amounts were higher than the book value of the shares acquired, giving rise to a charge of P. 274,390 to stockholders’ equity.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

Pro forma Financial Data

The following pro forma unaudited combined financial data for 2005 and 2004 are based on the Company’s historical financial statements, adjusted to give effect to (i) the series of acquisitions mentioned in the preceding paragraphs; and (ii) certain accounting adjustments related to the net assets of the acquired companies.

The pro forma adjustments assume that acquisitions were made at the beginning of 2005 and the immediately preceding year and are based on available information and other assumptions that management believes are reasonable.

The pro forma financial information data does not purport to represent what the effect on the Company’s consolidated operations would have been had the transactions in fact occurred at the beginning of each year, nor are they intended to predict the Company’s results of operations.

	Unaudited Pro forma combined TELMEX for the years ended December 31
	2005		2004
Operating revenues	P.	164,118,670	P.	165,989,568
Majority net income		28,439,322		28,496,953
Earnings per share (in Mexican pesos):
Basic		1.242		1.192
Diluted		1.242		1.188

Subsequent events

CANTV (Venezuela)

On April 3, 2006, TELMEX and América Móvil announced that through an equally-owned joint venture (“the joint venture”) they have entered into an agreement with Verizon to acquire Verizon’s equity interest in Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) for an aggregate purchase price of USD676.6 million in cash. The purchase price represents USD3.01 per ordinary CANTV share held by Verizon (or USD21.10 per CANTV American Depositary Share held by Verizon, each of which represents seven ordinary CANTV shares). The joint venture will acquire Verizon’s equity stake in CANTV indirectly through the purchase of a Verizon subsidiary holding company that holds all the CANTV ordinary shares and American Depositary Shares (ADS’s) owned by Verizon. Verizon’s equity stake in CANTV represents approximately 28.51% of the outstanding capital stock of CANTV. CANTV is the leading provider of telecommunications services in Venezuela.

The purchase is subject to regulatory approvals and other conditions. As required by Venezuelan law, following the closing of the purchase of Verizon’s equity interest in CANTV, the joint venture will, subject to receipt of regulatory approvals, offer to purchase the remaining outstanding shares of CANTV at the Bolivar equivalent, based on the Official Exchange Rate, of the price per share paid to Verizon and the ADS’s at the same price per ADS paid to Verizon.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

Embrapar (Brazil)

On May 8, 2006, TELMEX announced a cash tender offer for all outstanding publicly held common and preferred shares of Embrapar (272.5 million shares as of March 31, 2006). The price will be R$6.95 per each 1,000 shares, plus indexation through the settlement of the tender offer. TELMEX will commence the offer by publishing a notice of tender offer in Brazil, after the Brazilian stock exchange regulator approves the registration of the tender offer.

7. Labor Obligations

Mexico - Pensions and seniority premiums

Substantially all of the Company’s employees are covered under defined benefit retirement and seniority premium plans.

Pension benefits are determined on the basis of compensations of employees in their final year of employment, their seniority and their age at the time of retirement.

TELMEX has set up an irrevocable trust fund and adopted the policy of making annual contributions to such fund, which totaled P. 59,096 in 2005 and P. 1,703,980 in 2004 and P.8,690,847 in 2003. These contributions are deductible for Mexican corporate income tax purposes.

The transition liability, past services and variances in assumptions are being amortized over a period of 12 years, which is the estimated average remaining working lifetime of Company employees.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

The most important information related to labor obligations is as follows:

Analysis of net period cost is as follows:

	2005		2004		2003
Labor cost	P.	2,878,352	P.	2,595,229	P.	2,520,894
Financial cost on projected benefit obligation		6,545,160		5,796,858		5,362,043
Projected return on plan assets		(6,897,857)		(5,974,426)		(4,960,678)
Amortization of past services		1,265,050		1,243,689		1,243,689
Amortization of variances in assumptions		470,935		823,151		1,151,298

Net period cost	P.	4,261,640	P.	4,484,501	P.	5,317,246

An analysis of the projected benefit obligation is as follows:

	2005		2004
Actuarial present value of labor obligation:
Vested benefit obligation	P.	53,392,305	P.	48,207,211
Non-vested benefit obligation		48,892,697		46,520,591

Accumulated benefit obligation (ABO)		102,285,002		94,727,802
Effect of salary projection		3,986,234		3,895,444

Projected benefit obligation (PBO)	P.	106,271,236	P.	98,623,246

An analysis of changes in the projected benefit obligation is as follows:

	2005		2004
Projected benefit obligation at beginning of year	P.	98,623,246	P.	87,249,395
Labor cost		2,878,352		2,595,229
Financial cost on projected benefit obligation		6,545,160		5,796,858
Actuarial loss		3,659,791		7,960,447
Benefits paid to participants		(204,100)		(4,978,683)
Payments from trust fund		(5,231,213)

Projected benefit obligation at end of year	P.	106,271,236	P.	98,623,246

An analysis of changes in plan assets is as follows:

	2005		2004
Established fund at beginning of year	P.	103,666,700	P.	86,281,335
Projected return on plan assets		6,897,857		5,974,426
Actuarial gain		9,271,116		9,706,959
Contributions to trust fund		59,096		1,703,980
Payments from trust fund		(5,231,213)

Established fund at end of year	P.	114,663,556	P.	103,666,700

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

An analysis of the pensions and seniority premiums asset is as follows:

	2005		2004
Plan assets in excess of projected benefits	P.	8,392,320	P.	5,043,454
Unamortized actuarial loss		10,052,627		16,134,887
Transition liability		3,783,517		5,015,300
Past services and changes in plan		248,926		282,193

Net projected asset	P.	22,477,390	P.	26,475,834

At December 31, 2005 and 2004, the market value of the trust fund for pensions and seniority premiums exceeded the accumulated benefit obligation by P. 12,378,554 and P. 8,938,898, respectively. In conformity with Bulletin D-3, the balance sheets show a net projected asset of P. 22,477,390 and P. 26,475,834 in 2005 and 2004, respectively.

In 2005, the net actuarial gain of P.5,611,325 was derived primarily from an actuarial gain of P.9,271,116, due to the favorable effect on plan assets of the overall behavior of the Mexican Stock Exchange and the increase in fixed-yield interest rates, as well as an actuarial loss of P.3,659,791, attributable to the increase in the projected benefit obligation due primarily to the fact that: (i) the number of employees that retired exceeded estimates made at the beginning of the year, (ii) the real annual inflation was less than the estimate made at the beginning of the year (iii) the actual number of withdrawn retirees and active personnel was less than the estimate made at the beginning of the year.

In 2004, the net actuarial gain of P.1,746,512 was derived primarily from an actuarial gain of P.9,706,959, due to situations similar to those in 2005, as well as an actuarial loss of P.7,960,447, attributable to the increase in the projected benefit obligation due primarily to the fact that: (i) the number of employees that retired exceeded estimates made at the beginning of the year, (ii) that the Company modified the estimated retirement age based on experience with retiring personnel (iii) and the Company updated the plans mortality rates.

At December 31, 2005, 2004 and 2003, the rates used in the actuarial study are as follows:

	2005	2004	2003
	%	%	%
Discount of labor obligations
Long-term average	5.77	5.82	5.85
Increase in salaries
Long-term average	0.94	0.94	0.96
Annual return on fund	6.82	6.82	6.84

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

At December 31, 2005, 55.7% (55.6% in 2004) of plan assets were invested in fixed-income securities and the remaining 44.3% (44.4% in 2004) in variable-yield securities.

Dismissal

The most important information related to labor obligations for dismissals is as follows:

Analysis of net period cost is as follows:

	2005
Labor cost	P.	7,692
Financial cost on projected benefit obligation		8,871
Amortization of past services		138,149

Net period cost	P.	154,712

An analysis of the projected benefit obligation is as follows:

	2005
Actuarial present value of labor obligation:
Accumulated benefit obligations (ABO)	P.	133,696
Effect of salary projection		5,207

Projected benefit obligations (PBO)	P.	138,903

An analysis of labor obligations for dismissals is as follows:

	2005
Projected benefit obligation	P.	138,903
Unamortized actuarial loss		617

Net projected liability	P.	139,520

A reconciliation of the book reserve is as follows:

	2005
Balance at beginning of year	P.
Net period cost		154,712
Payments		(15,192)

Balance at end of year	P.	139,520

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

Brazil

Embratel has established a defined benefits pension plan (DBP) and a defined contribution plan (DCP) that covers virtually all of its employees, as well as a medical assistance plan (MAP) for its DBP participants. Liabilities recorded at December 31, 2005 and 2004 for such plans are as follows:

	2005		2004
Pension plan (DBP)	P.	170,974	P.	201,533
Medical assistance plan (MAP)		1,033,549		817,045
Defined contribution plan (DCP)		650,558		763,422

Total	P.	1,855,081	P.	1,782,000

Pension benefits are determined on the basis of compensations of employees in their final year of employment, their seniority and their age at the time of retirement. The Company has established funds through Telos – Fundación Embratel de Seguridad Social, an independent entity that manages the fund.

The transition liability for the DBP is being amortized over a period of 20 years, which is the estimated remaining working lifetime of the Company’s employees. Variances in assumptions are being amortized over a period of 19 years, which is the expected remaining lifetime of the Company’s retired personnel.

Defined benefits and medical assistance plans

An analysis of the net period cost for 2005 and the five-month period ended December 31, 2004 is as follows:

	2005				2004
	DBP		MAP		DBP		MAP
Labor cost	P.	403	P.	87	P.	254	P.	35
Financial cost on benefit obligations		544,596		186,559		199,651		59,542
Projected return on plan assets		(584,722)		(26,380)		(200,914)		(11,704)
Amortization of variances in assumptions		1,281		20,724		1,267		3,946

Net period (benefit) cost	P.	(38,442)	P.	180,990	P.	258	P.	51,819

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

An analysis of the defined benefit plan and medical assistance plan obligations is as follows:

	2005				2004
	DBP		MAP		DBP		MAP
Actuarial present value of labor obligation
Vested benefit obligation	P.	4,950,190	P.	1,590,628	P.	4,810,325	P.	1,608,277
Non-vested benefit obligation		6,347		682		9,138		6,442

Defined benefit plan obligation and obligation under medical assistance plan	P.	4,956,537	P.	1,591,310	P.	4,819,463	P.	1,614,719

An analysis of changes in defined benefit plan and medical assistance plan obligations is as follows:

	2005				2004
	DBP		MAP		DBP		MAP
Defined benefit obligations and medical assistance plan at January 1, 2005 and August 1, 2004	P.	4,819,463	P.	1,614,719	P.	4,613,849	P.	1,452,004
Effect of translation		209,653		70,242

		5,029,116		1,684,961
Labor cost		403		87		254		35
Financial cost on defined benefit obligations and medical assistance		544,596		186,559		199,651		59,542
Actuarial (gain) loss		(169,263)		(218,037)		185,465		123,889
Payments from trust fund		(448,315)		(62,260)		(179,756)		(20,751)

Defined benefit plan obligation and obligation under medical assistance plan	P.	4,956,537	P.	1,591,310	P.	4,819,463	P.	1,614,719

Changes in the asset plan are as follows:

	2005				2004
	DBP		MAP		DBP		MAP
Established fund at January 1, 2005 and at August 1, 2004	P.	5,159,136	P.	256,279	P.	5,056,182	P.	263,608
Effect of translation		224,429		11,150

		5,383,565		267,429
Projected return on plan assets		584,722		26,380		200,914		11,704
Actuarial (loss) gain		(120,012)		15,444		81,796		1,718
Payments from trust fund		(448,315)		(62,260)		(179,756)		(20,751)
Contributions to fund		265		29
Administrative expenses				(4,655)

Established fund at end of year	P.	5,400,225	P.	242,367	P.	5,159,136	P.	256,279

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

An analysis of the net projected liability for the pension plan and medical assistance plan is as follows:

	2005				2004
	DBP		MAP		DBP		MAP
Plan assets in excess (short of) defined benefit obligations and medical assistance plan	P.	443,688	P.	(1,348,943)	P.	339,673	P.	(1,358,440)
Transition liability		6,997				9,744
Unamortized actuarial (gain) loss		(621,659)		315,394		(550,950)		541,395

Net projected liability	P.	(170,974)	P.	(1,033,549)	P.	(201,533)	P.	(817,045)

In 2005, the net actuarial gain of P.49,251 in the DBP and P.233,481 in the MAP is due principally to the actuarial gain of P.169,263 in DBP and P.218,037, in PAM, respectively, and actuarial (losses) gains in plan assets of P.(120,012) and P.15,444, respectively.

In 2004, the net actuarial loss of P.103,669 in the DBP and P.122,171 in the MAP is due principally to the actuarial loss of P.185,465 and P.123,889, respectively, attributable to the adjustments for past experience and plan changes and actuarial gains of P.81,796 and P.1,718, respectively, due to the favorable effect on plan assets of the general behavior of fixed-yield instruments.

At December 31, 2005 and 2004, the rates used in the actuarial study are as follows:

	2005	2004
	%	%
Discount of labor obligations
Long-term average	11.3	11.3
Increase in salaries
Long-term average	5.0	5.0
Annual return on fund	11.3	11.3
Annual inflation
Long-term average	5.0	5.0

At December 31, 2005, 80.2% (77.8% in 2004) of plan assets are represented by fixed-yield instruments, 12.8% (13.9% in 2004) by variable-yield instruments and the remaining 7.0% (8.3% in 2004) by other assets.

Defined contribution plan

The unfunded liability represents Embratel’s obligation for those participants that migrated from DBP to the DCP. Such liability is being paid over a period of 20 years starting on January 1, 1999. Any unpaid balance is adjusted monthly based on portfolio asset returns at that date subject to an increase based on the Brazilian consumer price index plus 6 percentage points for the year. At December 31, 2005, the balance of the obligation of the DCP was P. 650,558 (P. 763,422 in 2004).

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

8. Long-term Debt

a) Long-term debt consists of the following:

	Average weighted interest rates at December 31		Maturities from	Balance at December 31
	2005	2004	2006 to	2005		2004
Debt denominated in U.S. dollars:
Consolidated excluding Embratel:
Bonds	5.8%	6.7%	2015	P.	40,898,426	P.	29,099,795
Banks	5.2%	3.4%	2014		34,309,626		38,576,065
Suppliers’ credits	6.6%	3.8%	2007		34,257		231,884
Financial leases	5.8%	4.1%	2016		395,359		1,222,846
Mexican Government		3.6%					53,598

Total					75,637,668		69,184,188
Debt of Embratel denominated in U.S. dollars:
Bonds	11.0%	11.0%	2008		1,906,294		3,200,977
Banks	5.9%	5.3%	2013		4,433,487		5,703,725
Suppliers’ credits		8.4%					76,520
Financial leases	11.3%	13.6%	2006		670		73,966

Total debt denominated in U.S. dollars					81,978,119		78,239,376

Debt denominated in Mexican pesos:
Domestic senior notes (“Certificados bursátiles”)	9.4%	9.9%	2012		6,600,000		7,698,085
Banks	8.5%	9.0%	2007		1,300,000		1,343,290

Total debt denominated in Mexican pesos					7,900,000		9,041,375

Debt denominated in Brazilian reais:
Banks	15.2%	15.0%	2010		71,479		89,999
Financial leases	18.2%	19.7%	2008		13,209		13,382
Commercial paper		18.0%					4,385,140

Total debt denominated in Brazilian reais					84,688		4,488,521

Debt denominated in other currencies:
Banks	6.6%	5.4%	2016		580,060		744,232
Financial leases	12.5%	8.3%	2027		180,375		207,444
Suppliers’ credits	2.0%	2.0%	2022		235,453		318,566

Total debt denominated in other currencies:					995,888		1,270,242

Total debt					90,958,695		93,039,514
Less short-term debt and current portion of long-term debt excluding Embratel					13,702,390		4,981,563
Embratel					892,803		8,652,260

Long-term debt				P.	76,363,502	P.	79,405,691

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

The above-mentioned rates are subject to variances in international and local rates and do not include the effect of the Company’s agreement to reimburse certain lenders for Mexican taxes withheld. The Company’s weighted average cost of borrowed funds at December 31, 2005 (including interest, interest-rate swaps, fees and reimbursement of such lenders for Mexican taxes withheld), excluding Embratel, was approximately 6.4% (6.3% in 2004) and 6.7% (7.2% in 2004) including Embratel.

The Company’s short–term debt at December 31, 2005, excluding Embratel, is P. 13,702,390 (P. 4,981,563 in 2004), which primarily includes P. 2,206,000 in bank debts (P. 3,858,566 in 2004) and bonds of P. 11,443,451 (P. 878,305 in 2004).

Convertible debt:

On June 11, 1999, the Company issued USD 1,000 million in convertible senior debentures that matured on June 15, 2004. During 2003 and 2004, TELMEX repurchased P. 5,088,215 (USD 424.7 million) of its convertible debentures, while some investors exercised their rights to convert debentures in the amount of P. 58,720 (USD 5.0 million) to 6,835,080 series “L” shares. On the maturity date, the outstanding balance on the debentures was P. 6,930,421 (USD 570.3 million), which was repaid as follows: P. 6,924,225 (USD 569.8 million) was converted to 770,570,400 shares at a ratio of 67.6220 ADR’s (one ADR equals 20 series “L” shares) per USD 1 thousand in principal and P. 6.196 (USD 0.5 million) was repaid in cash. In 2004 and 2003, accrued interest on the debentures was P. 773,485 and P.755,944, respectively.

Bonds:

a) On January 26, 2001, TELMEX issued a bond for USD 1,000 million, maturing in January 2006 and bearing 8.25% annual interest payable semiannually. Additionally, on May 8, 2001, TELMEX issued a supplemental bond for USD 500 million with similar characteristics. In 2005, accrued interest on the bonds was P. 1,352,719 (P. 1,563,576 in 2004 and P.1,552,798 in 2003). In 2005, TELMEX repurchased a total of P. 4,896,607 (USD 431.6 million) (nominal amount) of these bonds. The excess of the repurchase price over the nominal amount is P. 178,916 (USD 15.6 million), which was recognized in Comprehensive financing cost. In January 2006, the Company paid the outstanding balance of the bond of P.11,224,857 (USD 1,068.4 million).

b) On November 19, 2003, TELMEX issued a bond for USD 1,000 million, maturing in 2008 and bearing 4.5% annual interest payable semiannually. In 2005, accrued interest on the bond was P. 528,088 (P. 569,028 in 2004 and P.93,882 in 2003).

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

c) On January 27, 2005, TELMEX made a bond placement of P. 15,142,388 (USD 1,300 million) divided into two issuances of P. 7,571,194 (USD 650 million) each. The first placement matures in 2010 and bears 4.75% annual interest and the second matures in 2015 and bears 5.5% annual interest. Interest is payable semi-annually. On February 22, 2005, such placements were reopened and the bonds issued were increased to P. 10,994,806 and P. 9,283,000 (USD 950 million and USD 800 million). In 2005, accrued interest on the bonds that mature in 2010 and 2015 aggregates P. 476,387 and P. 469,602, respectively.

Syndicated loan:

On July 15, 2004, TELMEX entered into syndicated loan agreements for P. 29,616,656 (USD 2,425 million) structured into two tranches. The first tranch is for P. 18,713,018 (USD 1,525 million) and has a three-year maturity. The second tranch is for P. 10,903,638 (USD 900 million) and has a five-year maturity.

On October 20, 2005, TELMEX entered into an agreement to restructure the syndicated loan contracted on July 15, 2004 for P. 29,616,656 (USD 2,425 million), to improve the credit conditions and modify the total loan amount to P. 27,424,080 (USD 2,500 million) structured into two tranches. The first tranch is for P. 16,454,448 (USD 1,500 million) and has a four-year maturity. The second tranch is for P. 10,969,632 (USD 1,000 million) and has a six-year maturity. The syndicated loan restructuring generated no penalties. The balance of these loans at December 31, 2005 is included under Banks (U.S. dollar denominated liabilities).

Domestic senior notes (“Certificados bursátiles”):

At December 31, 2005, TELMEX has placed domestic senior notes (“Certificados Bursatiles”) for a total of P. 7,450,000 under the P. 10,000,000 program authorized by the CNBV; the balance at such date is P. 6,600,000.

On September 30, 2005, TELMEX obtained authorization from the CNBV to place new long-term domestic senior notes for P. 10,000,000 (nominal value), which had not been used by the Company at December 31, 2005.

Lines of credit:

At December 31, 2005, the Company has long-term lines of credit with certain foreign finance institutions. The unused portion of committed lines of credit totaled approximately P. 1,925,347 (USD 179.8 million), at a floating interest rate of approximately LIBOR plus 55 basis points at the time of use. At December 31, 2005, Embratel has unused lines of credit in the amount of USD 1,878,429 (USD 175.4 million) that bear 4.1% interest at the time of use.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

Prepaid debt:

In 2005, TELMEX prepaid penalty-free a portion of its debt with a number of financial institutions, excluding the repurchase of the bonds that mature in 2006, of approximately P. 202,011 (USD 18.3 million).

In 2004, TELMEX prepaid a portion of its debt with a number of financial institutions, excluding the repurchase of convertible bonds, of approximately P. 11,380,509 (USD 947.8 million).

In 2005, Embratel prepaid 35% of its bond that matures in 2008 (P. 1,072,081, equal to USD 96.3 million), and P. 2,218,643 (USD 200 million) of its short-term debt.

In December 2004, Embratel concluded its prepayment of the debt included in its 2003 refinancing program. During the second half of 2004, Embratel repaid approximately P. 6,543,626 (USD 558 million), thus settling loans bearing annual interest at the LIBOR plus 4% and the ICD (interbank certificate of deposit) plus 4%. The purpose of repaying such loans was to reduce Embratel’s cost of financing and release the guarantees provided under the debt refinancing program.

Restrictions:

The above-mentioned debt is subject to certain restrictive covenants with respect to maintaining certain financial ratios and the sale of assets, among others. At December 31, 2005, the Company has complied with such restrictive covenants.

A portion of the debt is also subject to early maturity or repurchase at the option of the holders in the event of change of control of the Company, as defined in the related instruments. The definition of change of control varies from instrument to instrument; however, no change in control shall be considered to have occurred as long as Carso Global Telecom, S.A. de C.V. (Carso Global Telecom) (TELMEX’s controlling company) or its current stockholders continue to hold the majority of the Company’s voting shares.

Foreign currency denominated debt:

An analysis of the foreign currency denominated debt at December 31, 2005 is as follows:

	Foreign currency (in thousands)	Exchange rate at December 31, 2005 (in units)		Equivalent in Mexican pesos
U.S. dollar	7,653,712	P.	10.71	P.	81,978,119
Brazilian real	18,508		4.58		84,688
Other currencies					995,888

Total				P.	83,058,695

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

Long-term debt maturities at December 31, 2005 are as follows:

Years	Excluding Embratel		Embratel		Total
2007	P.	8,751,977	P.	1,256,451	P.	10,008,428
2008		11,936,366		2,892,467		14,828,833
2009		17,624,714		610,265		18,234,979
2010		11,267,477		466,534		11,734,011
2011 and thereafter		20,901,981		655,270		21,557,251

Total:	P.	70,482,515	P.	5,880,987	P.	76,363,502

Subsequent Event

In January 2006, TELMEX placed abroad a bond in pesos of P. 4,500,000, which matures in 2016 and bears annual interest at the 8.75% rate.

Hedges

As part of its currency hedging strategy, the Company (excluding Embratel) uses derivatives to minimize the impact of exchange rate fluctuations on U.S. dollar denominated transactions. In 2005, the Company entered into short-term exchange hedges, which at December 31, 2005, hedged liabilities for USD 6,320 million (USD 3,220 million in 2004). In 2005, the Company recognized a charge of P. 7,133,260 (a charge of P. 516,318 in 2004 and a credit of P.854,421 in 2003) to results of operations for these hedges corresponding to exchange differences.

The subsidiary Embratel also uses hedging derivative instruments (foreign currency swaps and forwards) to minimize the effects of exchange rate fluctuations on the Brazilian real due to foreign currency denominated loans. At December 31, 2005, the Company hedged liabilities for USD 410.3 million (USD 323.9 million). Under these contracts, Embratel recognized a charge of P. 684,789 in 2005 (charge of P. 793,385 in 2004) corresponding to exchange differences.

To offset its exposure to financial risks related to the variable-yield debt, the Company (excluding Embratel) entered into interest-rate swap. Under these contracts, the Company agreed to receive 28-day “TIIE” interbank rate and the 182-day treasury certificate (CETES) rate and to pay fixed rates. The difference between the market interest rate and the interest-rate swaps was recorded in results of operations.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

At December 31, 2005, the Company had interest-rate swaps for a total base amount of P. 15,900 million. The Company had interest-rate swaps for a total base amount of USD 1,050 million paying fixed rates and receiving a six-month LIBOR rate, and of USD 1,050 million under which it pays a six-month LIBOR rate and receives a fixed rate. At December 31, 2004, the Company had interest-rate swaps for a total base amount of P. 12,390 million and USD 1,050 million. In the year ended December 31, 2005, the Company recognized a net gain for these swaps in comprehensive financing cost of P. 106,353 (net expenses of P. 432,572 and P. 497,073 in 2004 and 2003, respectively). Additionally, in 2005 the Company also replaced some of its Mexican peso-denominated hedges, recognizing a charge to comprehensive financing cost of P. 291,815 (P. 1,045,917 in 2003).

At December 31, 2005, the market value of the interest-rate swaps represents a financial liability for the Company (excluding Embratel) of P. 13,505, and the market value of the exchange rate hedges also represents a financial liability of P. 1,358,449. At December 31, 2005, the fair value of foreign currency swaps and forwards of Embratel was a financial liability of P. 205,762.

9. Deferred credits

Deferred credits consist of the following at December 31, 2005 and 2004:

	2005		2004
Advance billings	P.	1,306,209	P.	1,259,272
Advances from subscribers and others		635,603		876,627

Total	P.	1,941,812	P.	2,135,899

10. Accounts payable

An analysis of accounts payable is as follows:

	December 31
	2005		2004
Suppliers	P.	10,038,382	P.	11,835,257
Sundry creditors		1,690,411		1,927,419
Net settlement payables		590,715		742,322
Related parties		2,565,122		1,903,880
Other		1,743,720		2,185,062

	P.	16,628,350	P.	18,593,940

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

11. Foreign Currency Position and Transactions

a) At December 31, 2005 and 2004, the Company had the following foreign-currency denominated assets and liabilities:

	Foreign currency in millions
	2005	Exchange rate at December 31, 2005		2004	Exchange rate at December 31, 2004
Assets
U.S. dollar	547	P.	10.71	1,305	P.	11.26
Argentinean peso	132		3.53	107		3.79
Brazilian real	2,265		4.58	3,060		4.24
Chilean peso	23,735		0.02	20,168		0.02
Colombian peso	19,845		0.0047	10,433		0.0047
Peruvian sol	94		3.12	80		3.43
Liabilities:
U.S. dollar	8,833	P.	10.71	7,294	P.	11.26
Argentinean peso	170		3.53	62		3.79
Brazilian real	2,180		4.58	3,512		4.24
Chilean peso	48,754		0.02	33,733		0.02
Colombian peso	34,617		0.0047	13,277		0.0047
Peruvian sol	90		3.12	11		3.43
Euro	47		12.65	61		14.17

At March 6, 2006, exchange rates are as follows:

Currency	Exchange rate
U.S. dollar	P.	10.51
Argentinean peso		3.42
Brazilian real		4.94
Chilean peso		0.02
Colombian peso		0.0047
Peruvian sol		3.16
Euro		12.71

b) In the years ended December 31, 2005 and 2004, the Company had the following transactions denominated in foreign currencies. Currencies other than the U.S. dollar were translated to U.S. dollars using the average exchange rate for the year.

	Millions of dollars
	2005	2004	2003
Net revenues	USD 3,855	USD 1,731	USD 211
Operating costs and expenses	2,933	1,461	106
Interest income	117	70
Interest expense	563	409	361

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

12. Commitments and Contingencies

Commitments

a) TELMEX leases certain equipment used in its operations under capital leases. At December 31, 2005, TELMEX had the following commitments under non-cancelable leases.

Year ended December 31,
2006	P.	377,264
2007		53,708
2008		38,896
2009		38,381
2010		32,780
2011 and thereafter		218,263

Total		759,292
Less interest		169,679

Present value of minimum net rental payments		589,613
Less current portion		343,768

Long-term obligation at December 31, 2005	P.	245,845

b) At December 31, 2005, the Company has non-cancelable commitments of P. 8,338,476 (P. 9,702,345 in 2004) for the purchase of equipment. Payments made under purchase agreements aggregated P. 8,145,010 in 2005, P. 9,361,347 in 2004 and P. 4,075,555 in 2003.

c) At December 31, 2005, the Company has outstanding letters of credit for approximately P. 213,875 (P. 126,513 in 2004), issued to foreign suppliers for purchase of materials and supplies.

Contingencies Mexico

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

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

As a result of the aforementioned, the COFECO has initiated other proceedings against Teléfonos de México, S.A. de C.V. that are also being appealed.

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

f) The Mexican Social Security Institute (IMSS) audited Teléfonos de México, S.A. de C.V. for the 1997-2001 period. At the conclusion of the audit, it was determined that Teléfonos de México, S.A. de C.V. owed a total of approximately P. 330,000 (historical amount) in taxes, fines, surcharges and restatements at July 2, 2003. Teléfonos de México, S.A. de C.V. filed an appeal before the Federal Court of Justice for Tax and Administrative Matters, and in accordance with Mexican laws, by means of a bank trust guaranteed payment of such tax liability through August 1, 2006. The Company’s external lawyers who are handling this matter are of the opinion that although the Company’s appeal is well founded, there is no guarantee that it will prevail.

Contingencies of Embratel, Star One and Vésper

Brazilian value-added goods and services tax (ICMS)

Embratel received assessments by the tax authorities related to the so-called Brazilian ICMS tax, related to international services and others, considered by Embratel as partially or entirely exempt or nontaxable for ICMS purposes and other tax assessments related to the use of ICMS tax credit allegedly undue by the tax authorities. Amounts of approximately P. 1,722,000 are considered as probable losses in the cases and are duly provided for in the financial statements. Amounts considered as corresponding to claims in which the lawyers consider Embratel will prevail are approximately P. 8,082,000. Consequently, such amount has not been provided for in the financial statements.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

In 2005, certain contingencies of approximately P. 970,000 that had been considered as only possible losses began to be considered as probable by management due to certain partial unfavorable rulings, and reevaluations made by Embratel’s legal advisors, who consequently recommended that the Company provided for a portion of such amount in the financial statements.

In July 2002, the subsidiary Star One received an assessment by the tax authorities in the state of Rio de Janeiro for payment of ICMS of approximately P. 1,080,000. This assessment refers to the ICMS tax on internet and satellite use. In March 2004, Star One was required to pay approximately P. 91,000 in the Brazilian Federal District for ICMS not paid on satellite use and other obligations. Based on management’s and the lawyers’ estimates, Star One faces little risk of losing the aforementioned suits and consequently, has not provided for such amounts in the financial statements.

The subsidiaries Vésper S.A. and Vésper Sao Paulo, S.A. received assessments related to ICMS of approximately P. 136,000, of which approximately P. 67,000 were provided for in the financial statements, since it is considered as a probable loss, and approximately P. 69,000 face little risk of loss and consequently, has not been provided for in the financial statements.

The Company’s external lawyers who are handling this matter are of the opinion that although the Company’s case is well founded, there is no guarantee that it will prevail.

Income tax on inbound international income

Based on its legal advisors’ opinion, the subsidiary Embratel believes that the foreign operating income from telecommunications services (inbound traffic) is not subject to taxation. In connection with this matter, in March 1999, the Brazilian Federal Tax Agency (SRF) assessed the subsidiary in the amount of approximately P. 1,314,000 for failing to pay the related income tax for years 1996 and 1997. The subsidiary Embratel appealed with the Taxpayers’ Council against this decision, which is still pending.

In June 1999, the subsidiary Embratel was further assessed for nonpayment of income tax on net foreign source income for 1998 amounting to approximately P. 295,000.

Embratel filed two appeals against such rulings, the first with the administrative courts (there are two instances that normally confirm the administrative authorities’ rulings), and the second with the legal courts (there are three instances, which are considered to more closely adhere to legal precedence).

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

The first ruling of P. 295,000 was first appealed by Embratel with the administrative courts, and after receiving an unfavorable ruling, Embratel filed a lawsuit with the Supreme Court, whose ruling in the first instance was unfavorable. However, after further review, the court nullified the ruling and a new ruling was issued that declared the annulment of the contested ruling. The administrative authorities will most likely appeal in the third instance.

The second ruling of P. 1,314,000 is still in the administrative proceeding phase, and the two rulings issued thus far have confirmed the contested ruling; therefore, Embratel can proceed to initiate the corresponding suits in the legal courts.

The Company’s external lawyers who are handling this matter are of the opinion that although the Company’s case is well founded, there is no guarantee that it will prevail.

Brazilian social welfare tax on service exports (PIS)

In August 2001, Embratel received a tax claim from the SRF totaling approximately P. 728,000 for payment of the PIS prior to 1995, which had been offset in accordance with Brazilian tax law. Based on the facts and arguments provided, and also on the opinion of the Company’s external lawyers, Embratel’s management considers the probability of a loss in this case as possible. Accordingly, no provision was recorded in the financial statements for this matter. The Company’s external lawyers who are handling this matter are of the opinion that although the Company’s case is well founded, there is no guarantee that it will prevail.

Brazilian finance tax for service export security tax (COFINS)

In August 2001, Embratel also received a claim amounting approximately P. 1,565,000 related to the COFINS exemption on the exportation of telecommunication services for revenues generated in 1999. According to management, there were several errors in the computation of this tax made by the government auditor and, consequently, such amount was later reduced by approximately P. 1,007,000. Regarding the remaining amount, Embratel appealed the case in the highest administrative court and in July 2003, a ruling was issued requiring the claim to be returned to the first administrative level. A new decision was made by the first administrative level and the remaining restated amount is approximately P. 1,083,000. Embratel appealed to a higher administrative level, which is still pending decision.

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

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

Other tax contingencies

Embratel and Vesper still have other tax litigations related to the National Institute of Social Security (INSS), Social Contribution (CSLL) and Telecommunications Systems Universalization Fund (FUST), which could give rise to tax contingencies of which approximately P. 89,000 were provided for in the financial statements, since such amount is considered as probable losses and approximately P. 1,222,000 face little risk of loss and consequently, has not been provided for in the financial statements.

Disputes with third parties

Certain cases are in an advanced stage of the litigation process and, according to Embratel’s external lawyers, the subsidiary stands a chance of losing at least some of the cases; consequently, P. 544,000 (restated amount) has been provided for in the financial statements possible unfavorable rulings. According to the Company’s external lawyers, although the Company’s arguments in these cases are well-grounded, there is no guarantee of a favorable outcome.

Other civil and labor contingencies

There are other civil and labor litigations that could give rise to contingencies of which approximately P. 524,000 has been provided for in the financial statements, since such amount is considered as probable losses, and approximately P. 723,000 face little risk of loss and consequently, has not provided for in the financial statements. According to the Company’s external lawyers, although the Company’s arguments in these cases are well-grounded, there is no guarantee of a favorable outcome.

13. Related Parties

In the years ended December 31, 2005 and 2004, the Company had the following significant transactions with related parties:

	2005	2004	2003
Investment and expenses:
Purchase of materials, inventories and fixed assets (1)	P.5,901,303	P.6,081,212	P.4,164,777
Acquisition of 60% of Techtel		903,704
Payment of insurance premiums and fees for consulting and management services, security trading and others (2)	3,797,144	2,708,155	3,649,643
Payment of CPP interconnection fees (3)	11,370,395	10,662,567	9,827,273
Revenues:
Sale of materials and other services (4)	1,483,631	1,022,006	708,612
Sale of long distance and other telecommunications services (5)	6,018,378	4,175,004	3,696,804
Sale of 50% of Technology and Internet LLC	43,446

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

(1) Includes P. 5,305,751 in 2005 (P. 4,775,669 in 2004 and P. 3,290,252 in 2003) for purchase of network construction services and material from subsidiaries of Grupo Carso, S.A. de C.V. (Carso Group), which is an entity under common control with Carso Global Telecom, the company that controls Teléfonos de México, S.A. de C.V.

(2) Includes P. 621,734 in 2005 (P. 228,435 in 2004 and P. 766,980 in 2003) for network maintenance services from a subsidiary of Carso Group, P. 317,702 in 2005 (P. 297,008 in 2004 and P. 263,185 in 2003) for services received from a subsidiary of Impulsora del Desarrollo y el Empleo en América Latina, S.A. de C.V. (IDEAL), P. 355,434 in 2005 (P. 351,459 in 2004 and P. 499,811 in 2003) for insurance premiums paid to Seguros Inbursa, S.A. (Seguros), which, in turn, places in reinsurance most of this amount with third parties, and P. 125,838 in 2005 (P. 132,785 in 2004 and P. 144,785 in 2003) for security trading fees paid to Inversora Bursátil, S.A. (Inversora) as well as P. 462,863 in 2005 (P. 345,208 in 2004 and P. 356,203 in 2003) for fees paid for consulting and management services to technology partners. (AT&T and Carso Global Telecom). Carso Group, IDEAL, Seguros and Inversora are entities under common control with Carso Global Telecom.

(3) Interconnection expenses under the “Calling Party Pays” program; outgoing calls from a fixed lined telephone to a cellular telephone paid to a subsidiary of América Móvil. This also includes P. 2,066,811 in 2005 (P. 620,217 in 2004) paid by Embratel for cellular interconnection to subsidiaries of América Móvil that operate under the trade name “Claro” in Brazil. América Móvil is an entity under common control with Carso Global Telecom.

(4) Includes P. 185,042 in 2005 (P. 251,406 in 2004 and P. 135,146 in 2003) from the sale of construction materials to a subsidiary of the Carso Group.

(5) Revenues from billings to América Móvil’s subsidiaries, which include P. 1,724,357 in 2005 (P. 321,547 in 2004) billed to subsidiaries of América Móvil that operate under the trade name “Claro”.

At December 31, 2005, TELMEX had net amounts due to a subsidiary of the Carso Group and a subsidiary of América Móvil of P. 216,022 and P. 1,059,727, respectively, (P. 143,306 and P. 1,023,332 in 2004). Embratel had an outstanding loan from a subsidiary of Grupo Financiero Inbursa, S.A. de C.V. (Inbursa Financial Group) of P. 267,807 (P. 581,996 in 2004).

TELMEX purchases materials and receives services from several subsidiaries of the Carso Group and América Móvil. Additionally, TELMEX receives banking and insurance services from Financial Group Inbursa and subsidiaries, which are entities under common control with Carso Global Telecom.

The companies mentioned in this note are considered to be related parties, since the Company’s principal stockholders also directly or indirectly hold a percentage equity interest in such companies. Carso Global Telecom holds the majority of the Company’s voting shares. AT&T is a minority shareholder of the Company.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

14. Provisions

The Company’s main provisions, which are included as part of the caption Accrued liabilities, are as follows:

The activity included in provisions for other contractual employee benefits for the years ended December 31, 2005, 2004 and 2003 is as follows:

	2005		2004		2003
Beginning balance at January 1	P.	1,194,039	P.	965,529	P.	1,174,185
Effect of translation		7,497

		1,201,536		965,529		1,174,185

Effect of acquired companies				141,503
Increase through charge to expenses		3,739,851		3,477,910		3,450,303
Monetary gain		(38,456)		(56,733)		(41,520)
Charges to provision		(3,571,927)		(3,334,170)		(3,617,439)

Ending balance at December 31	P.	1,331,004	P.	1,194,039	P.	965,529

The activity in the provision for vacations for the years ended December 31, 2005, 2004 is as follows:

	2005		2004		2003
Beginning balance at January 1	P.	1,469,022	P.	1,132,187
Effect of translation		15,318

		1,484,340		1,132,187
Effect of acquired companies				327,856
Increase through charge to other accounts					P.	1,132,187
Increase through charge to expenses		2,726,439		2,662,998		1,497,223
Monetary gain		(39,449)		(71,405)		(44,241)
Charges to provision		(2,705,452)		(2,582,614)		(1,452,982)

Ending balance at December 31	P.	1,465,878	P.	1,469,022	P.	1,132,187

The activity in provisions for Embratel’s contingencies for the years ended December 31, 2005 and 2004 is as follows:

	2005		2004
Beginning balance at January 1	P.	2,092,874
Effect of translation		117,404

		2,210,278
Effect of acquired companies			P.	2,092,113
Increase through charge to expenses		971,253		96,941
Effect of translation		(25,900)		(80,007)
Charges to provision		(255,781)		(16,173)

Ending balance at December 31	P.	2,899,850	P.	2,092,874

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

15. Stockholders’ Equity

a) At an extraordinary stockholders’ meeting held on April 28, 2005, the stockholders approved the restructuring of the number of Series “AA”, “A” and “L” outstanding shares, through a two-for-one stock split (two new shares for each prior outstanding share) as of May 25, 2005.

All the figures related to the number of shares included in these financial statements consider the aforementioned split, irrespective of such figures refer to dates prior to the date of the split.

At December 31, 2005, capital stock is represented by 22,045 million common shares issued and outstanding with no par value, representing the Company’s fixed capital (23,665 million in 2004). An analysis is as follows:

	2005	2004
8,115 million Series “AA” shares (8,127 in 2004)	P.14,935,947	P.14,958,474
479 million Series “A” shares (504 in 2004)	1,034,098	1,088,063
13,451 million Series “L” shares with limited voting rights (15,034 in 2004)	11,565,903	12,887,742

Total	P.27,535,948	P.28,934,279

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

At a regular stockholders’ meeting held on November 28, 2005, the stockholders approved an increase of P. 10,000,000 (historical), in the total authorized historical amount to be used by the Company to acquire its own shares, bringing the total maximum amount to be used for this purpose to P. 10,149,475 (historical).

In 2005, the Company acquired 1,577.6 million Series “L” shares for P. 17,214,267 (historical cost of P. 16,926,983) and 6.2 million Series “A” shares for P. 67,029 (historical cost of P. 65,761).

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

In 2004, the Company acquired 1,415.7 million Series “L” shares for P. 14,322,103 (historical cost of P. 13,482,173) and 3.4 million Series “A” shares for P. 34,136 (historical cost of P. 32,134).

In 2003, the Company acquired 1,336.6 million Series “L” shares for P. 12,407,365 (historical cost of P. 11,197,226) and 7.8 million Series “A” shares for P. 73,075 (historical cost of P. 65,805).

c) In conformity with the Mexican Corporations Act, at least 5% of net income of the year must be appropriated to increase the legal reserve. This practice must be continued each year until the legal reserve reaches at least 20% of capital stock.

d) In 2004, as a result of the maturity of the convertible senior debentures, the Company issued 777.4 million Series “L” shares (see Note 8).

e) Earnings per share are obtained by dividing majority net income for the year by the average weighted number of shares issued and outstanding during the period. To determine the average weighted number of shares issued and outstanding, the shares held by the Company have been excluded from the computation.

The diluted earnings per share in 2004 and 2003 were determined considering the effect of the shares that may be delivered (potentially dilutive shares) as a result of the convertible senior debentures described in Note 8 and of the stock options described in Note 17. The computation was made by adding to majority net income for the year, the net comprehensive financing cost, net of income tax and employee profit sharing, derived from the convertible debentures. The adjusted income was divided by the average weighted number of shares issued and outstanding, taking into account the number of potentially dilutive shares.

An analysis is as follows:

	2005		2004		2003
Earnings per basic share:
Majority net income	P.	28,179,868	P.	28,412,238	P.	24,401,282

Weighted average number of shares issued and outstanding (millions)		22,893		23,906		24,908

Earnings per basic share (in Mexican pesos):	P.	1.231	P.	1.188	P.	0.980

Earnings per diluted share:
Majority net income	P.	28,179,868	P.	28,412,238	P.	24,401,282
Comprehensive financing cost (net of income tax and employee profit sharing)				496,404		577,635
Adjusted income	P.	28,179,868	P.	28,908,642	P.	24,978,917

Weighted average number of shares issued and outstanding (millions)		22,893		23,906		24,908

Add:
Potentially dilutive shares				498		1,294

Weighted average number of diluted shares issued and outstanding (millions)		22,893		24,404		26,202

Earnings per diluted share (in Mexican pesos)	P.	1.231	P.	1.185	P.	0.953

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

f) At December 31, 2005, Other accumulated comprehensive income items include the deficit from the restatement of stockholders’ equity, the effect of market value of swaps net of deferred taxes and the effect of translation of foreign entities of (P. 71,880,953), P. 150,120 and P. 1,138,311, respectively (deficit from the restatement of stockholders’ equity, net of deferred taxes, effect of instruments available for sale and the effect of translation of foreign entities of (P. 68,078,902), (P. 1,141,668) and P. 794,940, respectively, in 2004).

g) At a meeting held on March 30, 2006, the stockholders approved an increase of P. 15,000,000 in the total authorized historical amount to be used by the Company to acquire its own shares, bringing the total maximum amount to be used for this purpose to P. 15,215,538.

16. Income Tax, Asset Tax and Employee Profit Sharing

a) The Ministry of Finance and Public Credit authorized Teléfonos de México, S.A. de C.V. to consolidate the group tax returns effective January 1, 1995. The Instituto Tecnológico de Teléfonos de México, S.C., the Mexican subsidiaries acquired during the year and the foreign subsidiaries are excluded from this tax consolidation.

On November 1, 2004, the Ministry of Finance and Public Credit authorized the transmission of the tax consolidation of Teléfonos de México, S.A. de C.V. to that of Carso Global Telecom, (controlling company of TELMEX) staring in 2005 in conformity with the Mexican Income Tax Law. Although Teléfonos de México, S.A. de C.V. ceased to prepare consolidated tax returns beginning in 2005, this does not result in its tax deconsolidation or that of its Mexican subsidiaries of prior years’ tax returns, nor in their ceasing to be considered in the tax consolidation regime.

b) The asset tax, which is a minimum income tax, is computed on the average value of most assets net of certain liabilities. Since income tax may be credited against asset tax, the latter is actually payable only to the extent that it exceeds income tax. Asset tax for the years ended December 31, 2005, 2004 and 2003 was P. 1,101,155, P. 2,892,644 and P. 3,104,274, respectively. In such years, TELMEX credited against these amounts the corporate income tax paid in such years.

c) An analysis of income tax provisions is as follows:

	2005	2004	2003
Current year income tax of Mexican operations	P.13,624,077	P.15,418,905	P.10,481,641
Current year income tax of foreign operations	350,326	159,217
Deferred income tax of Mexican operations, net of related monetary gain of P.622,910 (P.1,187,156 in 2004 and P.896,995 in 2003)	(2,592,741)	(885,750)	664,668
Deferred income tax of foreign operations, net of related monetary gain of P.26,418 (P.76,525 in 2004)	178,987	649,198
Effect of change in Mexican statutory tax rate		(2,567,892)

Total	P.11,560,649	P.12,773,678	P.11,146,309

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

A reconciliation of the statutory corporate income tax rate to the effective rate recognized for financial reporting purposes is as follows:

	2005%	2004%	2003%
Statutory income tax rate in Mexico	30.0	33.0	34.0
Effect of change in tax rate		(5.9)
Depreciation	(0.5)	(0.5)	(0.6)
Financial cost	(0.1)	0.1	(4.0)
Deferred tax of employee profit sharing	(2.0)
Others	(0.5)	0.9	(0.5)

Effective tax rate for Mexican operations	26.9	27.6	28.9
Revenues and costs of foreign subsidiaries	(0.2)	1.1

Effective tax rate	26.7	28.7	28.9

On December 1, 2004, an annual gradual decrease in the 33% corporate income tax rate was approved so that the rate is 30% in 2005 and will be 29% in 2006 and 28% in 2007 and succeeding years. The effect of such rate reduction represented a credit to the results of operations for 2004 of P. 2,567,892.

At December 31, 2005 and 2004, the Company (excluding the foreign subsidiaries) recognized temporary items that gave rise to deferred taxes as follows:

	2005		2004
Deferred tax asset:
Allowance for bad debts and slow-moving inventories	P.	598,516	P.	718,727
Tax loss carryforwards		72,639		80,266
Advance billings		345,668		363,374
Liability provisions		863,728		956,103
Employee profit sharing		782,425

		2,662,976		2,118,470

Deferred tax liability
Fixed assets, net		(10,693,962)		(12,438,247)
Inventories		(264,638)		(417,916)
Licenses		(169,815)		(138,632)
Net projected asset (pensions)		(6,252,355)		(7,405,364)
Prepaid expenses		(281,738)		(422,749)
Financial instruments		(505,370)

		(18,167,878)		(20,822,908)

Net deferred tax liability	P.	(15,504,902)	P.	(18,704,438)

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

In 2005, the Company began to recognize deferred tax for the employee profit sharing of the year, since as of 2006, companies will be permitted to deduct employee profit sharing from the income tax base at the time employees are paid.

At December 31, 2005, the balance of the restated contributed capital account (CUCA) and the net tax profit account (CUFIN) was P. 27,646,937 and P. 52,735,503, respectively. These amounts are for Teléfonos de México, S.A. de C.V. computed on a stand-alone basis.

d) The temporary differences on which the foreign entities recognized deferred taxes in the years ended December 31, 2005 and 2004 is as follows:

	2005	2004
Deferred tax asset:
Fixed assets, net	P.2,343,573	P.1,079,592
Allowance for bad debts and slow-moving inventories	1,764,515	2,742,813
Tax loss carryforwards	1,603,260	1,551,773
Advance billings	58,015	67,185
Liability provisions	1,190,032	800,933

	6,959,395	6,242,296

Deferred tax liability:
Inventories and licenses	(1,171,414)	(735,246)

	(1,171,414)	(735,246)

Net deferred tax asset	P.5,787,981	P.5,507,050

The foreign subsidiaries determine their income tax based on the individual results of each subsidiary and in conformity with the specific tax regimes of each country. The pretax income of these subsidiaries in 2005 and 2004 were P. 2,396,831 and P. 1,123,403, respectively.

At December 31, 2005, Embratel has available P. 9,061,411 tax loss carryforwards in conformity with the tax regulation in Brazil, where there is no limit on the carryforward of tax losses; however, the carryforward in each year may not exceed 30% of the tax base for such year.

e) TELMEX is subject to payment of employee profit sharing in addition to its contractual compensations and benefits. In 2005 and 2004, employee profit sharing was computed at 10% of tax results, excluding the inflationary component and the restatement of depreciation expense.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

17. Stock Option Plan

In September 2001, as approved by the stockholders in an ordinary meeting held on February 6, 2001, TELMEX established a stock option plan for its officers for up to 100 million Series “L” shares. From September 2001 through December 2004, 62,833,810 shares were exercised. Of the 100 million Series “L” shares approved by the stockholders, 37,166,190 had still not been exercised.

In a session of the Company’s Evaluation and Compensation Committee held on February 8, 2005, the Series “L” stock option plan was revoked and the remaining unexercised shares were canceled.

18. Segments

TELMEX operates primarily in Mexico and Latin America. Additional information related to the Company’s operations is provided in Note 1. The following summary shows the most important segment information, which has been prepared on a consistent basis:

	(In millions of Mexican pesos with purchasing power at December 31, 2005)
	México		Brazil		Argentina		Chile		Colombia		Perú		U.S.A.		Adjustments		Total consolidated
At December 31, 2005
Operating revenues	P.	124,669	P.	34,873	P.	1,062	P.	1,360	P.	532	P.	593	P.	507	P.	(648)	P.	162,948
Depreciation and amortization		18,870		4,996		125		189		73		143		20				24,416
Operating income		45,565		2,824		(17)		85		135		2		40		60		48,694
Segment assets		344,179		88,287		1,882		2,597		781		1,366		260				439,352

At December 31, 2004
Operating revenues	P.	128,416	P.	14,054	P.	667	P.	820	P.	349	P.	481	P.	163	P.	(273)	P.	144,677
Depreciation and amortization		20,851		2,421		136		145		71		78		9				23,711
Operating income		44,602		207		(95)		(80)		62		(5)		25		(1)		44,715
Segment assets		342,074		84,046		1,622		2,240		618		1,314		88				432,002

At December 31, 2003
Operating revenues	P.	128,941											P.	93	P.	(79)	P.	128,955
Depreciation and amortization		22,489												3				22,492
Operating income		42,869												45		1		42,915
Segment assets		328,356												29				328,385

Intersegmental revenues per country are not showed due to its immateriality. Comprehensive financing cost and provisions for income tax and employee profit sharing are not assigned to the segments; they are handled at the corporate level.

Segment assets include plant, property and equipment (without deducting accumulated depreciation), construction in progress, advances to suppliers of equipment and inventories for operation of the telephone plant.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

19. Differences between Mexican and U.S. GAAP

The Company’s consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in certain respects from accounting principles generally accepted in the United States (“U.S. GAAP”).

The reconciliation to U.S. GAAP does not include the reversal of the adjustments to the financial statements for the effects of inflation required under Mexican GAAP (Bulletin B-10), because the application of Bulletin B-10 represents a comprehensive measure of the effects of price level changes in the Mexican economy as permitted by the U.S. Securities and Exchange Commission.

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

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

	Year ended December 31,
	2005		2004		2003
Cash flows from operating activities:
Net income under U.S.GAAP	P.	27,048,573	P.	29,174,867	P.	23,593,616
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation		26,891,707		26,256,178		25,049,248
Amortization		889,091		356,553		212,899
Amortization of deferred charges		307,201
Effect of exchange rate differences on debt		(4,789,641)		(3,384,278)		4,658,090
Monetary gain, net		(2,416,032)		(3,605,143)		(2,546,514)
Deferred taxes		(2,736,248)		(4,212,118)		920,347
Equity interest in net (income) loss of affiliates		(315,282)		118,681		194,224
Minority interest		420,174		(16,277)
Net period cost of labor obligations		3,666,931		3,740,457		4,438,714
Marketable securities		279,452		7,628,344		(6,403,172)
Change in operating assets and liabilities		(4,689,985)		1,003,527		(18,943,061)

Total adjustments		17,507,368		27,885,924		7,580,775

Net cash provided by operating activities		44,555,941		57,060,791		31,174,391

Cash flows from investing activities:
Investment in plant, property and equipment and inventories		(23,543,251)		(21,055,111)		(11,151,542)
Instruments available for sale		7,070,489		(7,486,821)
Initial cash from subsidiaries acquired		125,701		4,848,776
Investment in subsidiaries and affiliated companies		(5,303,360)		(13,160,744)		(41,022)
Sale of affiliated company		43,446
Other investments		(595,184)		(138,136)

Net cash used in investing activities		(22,202,159)		(36,992,036)		(11,192,564)

Cash flows from financing activities:
New loans		24,853,458		49,663,829		38,543,552
Repayment of loans		(19,419,419)		(43,510,325)		(40,662,892)
Purchase of Company’s own shares and cash dividends paid		(26,087,209)		(22,771,688)		(20,765,647)
Stock options exercised				574,659		53,333
Conversion of debt instruments into common shares				6,983,525
Minority interest		1,011,037

Net cash used in financing activities		(19,642,133)		(9,060,000)		(22,831,654)

Effect of inflation accounting		(682,207)		(901,680)		(493,572)
Net increase (decrease) in cash and cash equivalents		2,029,442		10,107,075		(3,343,399)
Cash and cash equivalents at beginning of year		21,181,620		11,074,545		14,417,944

Cash and cash equivalents at end of year	P.	23,211,062	P.	21,181,620	P.	11,074,545

Net cash provided by operating activities reflect cash payments for interest, income tax and employee profit sharing as follows:

	Year ended December 31,
	2005		2004		2003
Interest	P.	6,024,679	P.	5,074,721	P.	4,066,407
Income tax		14,132,533		9,971,448		12,627,847
Employee profit sharing		2,836,152		2,715,520		3,229,230

Cash flows from purchases of trading securities during 2005 were P. 29,829 (P. 23,439 and P. 3,804,002 in 2004 and 2003, respectively) and cash flows from sales of trading securities during 2005 were P. 149,148 (P. 548,176 and P. 33,317 in 2004 and 2003, respectively).

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

Capitalized interest:

Under Mexican GAAP, the Company does not capitalize financing costs on assets under construction. Under U.S. GAAP, interest on borrowings in foreign currencies or comprehensive financing costs for borrowings in pesos, must be considered an additional cost of constructed assets to be capitalized in plant, property and equipment and depreciated over the lives of the related assets. The amount of interest or financing costs capitalized for U.S. GAAP purposes was determined by reference to the Company’s average interest cost of outstanding borrowings.

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

As a result of this comparison, inventories, plant, property and equipment and stockholders’ equity increased by P.9,247,766 (P.4,381,062 and 3,012,070 in 2004 and 2003, respectively), and the depreciation expense for 2005 increased by P.3,007,395 (P.2,322,406 and P.2,172,565 in 2004 and 2003, respectively).

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

Deferred income tax and deferred employee profit sharing:

Under Mexican GAAP, deferred income tax is determined on all temporary differences in balance sheets accounts for financial and tax reporting purposes, using the enacted income tax rate at the balance sheet date.

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

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

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

The differences in the recognition of deferred income tax and deferred employee profit sharing (for purposes of this note, collectively “deferred taxes”) between Mexican and U.S. GAAP for purposes of the income statement were as follows:

2003	P.	(255,680)
2004	P.	1,407,674
2005	P.	322,494

The effect of deferred income tax and deferred employee profit sharing on the difference between the indexed cost and the specific indexation factor valuation of fixed assets and inventories, primarily for operation of the telephone plant is applied as an adjustment to stockholders’ equity. The related accumulated amounts at December 31, 2005 and 2004 that decreased equity were P. (3,040,536) and P. (1,291,000), respectively.

The yearly changes in the accumulated amount for deferred taxes applied to equity as a result of this effect from 2003 through 2005 are the following:

2003	P.	250,089
2004	P.	(59,099)
2005	P.	(1,749,536)

In 2005 and 2004, monetary gains of P. 17,761 and P. 47,488, respectively, and in 2003 monetary loss of P.77,160, on the deferred taxes balance related to the difference between the indexed cost and replacement cost valuation of fixed assets and inventories, primarily for operation of the telephone plant, were taken to equity, as part of the change of the year.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

Significant components of deferred taxes under U.S. GAAP at December 31, 2005 and 2004 are as follows:

	2005						2004
	Income Tax		Employee Profit Sharing		Deferred Taxes		Income Tax		Employee Profit Sharing		Deferred Taxes
Deferred tax assets:
Allowances for bad debts and slow moving inventories	P.	598,516	P.	186,580	P.	785,096	P.	718,727	P.	220,759	P.	939,486
Tax loss carry forwards		72,639				72,639		80,266				80,266
Advance billings		328,767		107,010		435,777		363,374		54,319		417,693
Liability provisions		863,728		308,293		1,172,021		956,102		341,451		1,297,553
Debt obligations exchange loss				25,299		25,299				481,405		481,405
Employee profit sharing		2,775,918				2,775,918		2,122,506				2,122,506

Total deferred tax assets		4,639,568		627,182		5,266,750		4,240,975		1,097,934		5,338,909

Deferred tax liabilities:
Fixed assets, net		(11,888,475)		(5,002,581)		(16,891,056)		(13,077,504)		(5,581,314)		(18,658,818)
Inventories		(278,707)		(109,958)		(388,665)		(414,944)		(162,346)		(577,290)
Capitalized interest or net financing cost		(556,201)		(203,677)		(759,878)		(724,861)		(258,879)		(983,740)
Licenses		(149,773)		(40,160)		(189,933)		(138,632)		(48,225)		(186,857)
Net projected asset (pensions)		(5,816,545)		(2,077,338)		(7,893,883)		(6,768,743)		(2,417,408)		(9,186,151)
Prepaid expenses		(281,738)		(100,747)		(382,485)		(422,749)		(150,983)		(573,732)
Financial instruments		(519,463)		(212,337)		(731,800)		(165,634)		(59,155)		(224,789)

Total deferred tax liabilities		(19,490,902)		(7,746,798)		(27,237,700)		(21,713,067)		(8,678,310)		(30,391,377)

Net deferred tax liabilities	P.	(14,851,334)	P.	(7,119,616)	P.	(21,970,950)	P.	(17,472,092)	P.	(7,580,376)	P.	(25,052,468)

For Mexican GAAP purposes, as earlier discussed in Note 16, the deferred income tax liabilities recognized for the Mexican operations amount to P.15,504,902 and P.18,704,438 at December 31, 2005 and 2004, respectively.

The temporary differences, on which the foreign subsidiaries recognized deferred taxes under U.S. GAAP in the years ended December 31, 2005 and 2004 were as follows:

	2005		2004
Deferred tax asset:
Fixed assets, net	P.	586,944	P.	420,539
Allowance for doubtful accounts and slow-moving inventories		1,764,515		2,742,813
Tax loss carryforwards		1,603,260		1,551,773
Advance billings		58,015		67,185
Liability provisions		1,190,032		793,677

		5,202,766		5,575,987

Deferred tax liability:
Licenses		(146,552)		(684,546)
Inventories		(1,024,862)		(50,700)

		(1,171,414)		(735,246)

Net deferred tax asset	P.	4,031,352	P.	4,840,741

For Mexican GAAP purposes, as earlier discussed in Note 16, the deferred income tax assets recognized for the foreign operations amount to P.5,787,981 and P. 5,507,050 at December 31,2005 and 2004, respectively.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

Employee benefit obligations:

México

In 2005, 2004 and 2003, pension and seniority premium plans expense under U.S. GAAP, totaled P. 3,524,383 P. 3,668,380, and P. 4,438,714, respectively. The components of these employee benefit obligations calculated in accordance with the provisions of Statement of Financial Accounting Standards No. 87 (SFAS No. 87), consist of the following:

	December 31,
	2005		2004		2003
Labor cost	P.	2,878,352	P.	2,595,229	P.	2,520,894
Financial cost of projected benefit obligation		6,545,160		5,796,858		5,362,043
Projected return on plan assets		(6,897,857)		(5,974,426)		(4,960,678)
Amortization of past service costs		579,126		579,126		579,126
Amortization of variances in assumptions		419,602		691,593		937,329

Net period cost under U.S. GAAP		3,524,383		3,688,380		4,438,714
Net period cost under Mexican GAAP		4,416,352		4,484,501		5,317,246

Cost reduction under U.S. GAAP	P.	(891,969)	P.	(796,121)	P.	(878,532)

The amount reconciled in net income of P.891,969 represents the effect generated by the assumptions used during the first application of the adoption of the pension and seniority premium accounting rules when they became effective for US GAAP and Mexican GAAP purposes, which were in different years.

In determining the various economic assumptions used in the computation, the Company estimates specific rates for each of the next 12 years and assumes a constant ultimate rate for each year thereafter. Each economic assumption is evaluated annually and revised as necessary. Assumptions used in the computation of the net cost under U.S. GAAP for each of the years presented in the above table are equal to those used in the determination of employee benefit obligations disclosed in Note 7.

The change in plans’ funded status under U.S. GAAP is as follows:

	2005		2004
Plan assets in excess of projected benefits	P.	8,392,320	P.	5,043,454
Unamortized actuarial loss		10,629,854		16,660,781
Transition liability		1,640,742		2,187,653
Past services and changes in plan		249,979		282,194

Projected net asset	P.	20,912,895	P.	24,174,082

The weighted-average asset actual allocation of plan assets by asset category is as follows:

	Percentage of plan assets at December 31,
	2005	2004
Equity securities:
Mexican companies	51.9%	40.6%
U.S. companies	4.5%	3.7%
Debt securities:
Mexican Government	37.3%	31.8%
Mexican private companies	6.3%	23.9%

Total	100.0%	100.0%

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

The asset allocation of plan assets at December 31, 2005 and 2004 and the target allocation for 2006 by asset category are as follows:

	Target allocation 2006	2005	2004
Fixed-income securities	50-60%	55.7%	55.6%
Variable-income securities	40-50%	44.3%	44.4%

The target asset allocations reflect the Company’s investment strategy of maximizing the rate of return on plan assets and the resulting funded status, within an appropriate level of risk.

As of December 31, 2005, securities held by the plan included 412.4 million shares of TELMEX (156.2 million shares in 2004) and 1,436.1 million shares of related parties (1,056.9 million shares in 2004), with a fair value of P. 5,423,003 (P. 4,563,837 in 2004) and P. 40,538,088 (P. 36,131,780 in 2004), respectively. In 2005, the plan purchased 26.2 million shares of related parties (13.6 million shares in 2004) and sold 148.3 million shares of related parties (205.3 million shares in 2004). Dividends received by the plan in 2005 were P. 320,467 (P.338,788 in 2004).

As of December 31, 2005, securities held by the plan also included P. 149,825 (notional amount) of TELMEX debt securities (P. 127,582 in 2004) and P. 5,917,906 (notional amount) of related parties’ debt securities (P. 20,376,617 in 2004), with a fair value of P. 154,733 and P. 7,452,476, respectively (P. 130,983 and P. 21,440,791, respectively in 2004). In 2005, the plan purchased P. 914,012,823 (P. 1,201,580,344 in 2004) and sold P. 944,367,317 (P. 553,642,020 in 2004) of related parties’ debt securities, and purchased P. 11,628 (P. 4,762 in 2004) and sold 23,140 in 2004 of TELMEX debt securities; interest income recognized by the plan in 2005 was P. 15,685 (P. 16,911 in 2004) on TELMEX securities and P. 160,159 (P. 100,298 in 2004) on related parties securities.

Expected cash flows for pension benefits plan and seniority premiums are as follows:

Expected contributions to trust fund:
2006	P.	4,733,957

Expected benefit payments:
2007	P.	4,903,339
2008		5,111,216
2009		5,346,601
2010		5,601,628
2011		5,932,266
2012-2015		27,587,185

Total	P.	54,482,235

The investment policies of plan assets are the following:

•	Tax rules issued by the Ministry of Finance and Public Credit:

Asset investments of the pension fund must be made through an irrevocable trust set up with a financial credit institution authorized to operate in Mexico.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

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

The historical averages of real interest rates for the last twenty years ended in December 31, 2002 have increased (from 6.45% in 2000 through 7.83% in 2002) as a result of the government monetary policy of giving an increased real premium. In 2002, interest rates worldwide have been lower and for that reason, the Company decided not to modify discount real interest rates used in actuarial projections for 2003.

The unrecognized net transition obligation under SFAS No. 87 of P. 6,562,995 at January 1, 1997, is being amortized over the average future working lifetime of the employee group, which has been determined to be 12 years. The portion of the unrecognized net (loss) gain that exceeds 10% of the greater of projected benefit obligation or plan asset, will also be recognized over 12 years.

In 1995, consistent with the deferral of the unrecognized net (loss) gain, TELMEX included in income of such year an amount of P. 767,517 as monetary gain on the unfunded liability and deferred P. 4,040,917, which represented the difference between the amount credited to income and the full monetary gain on the unfunded liability. For 1996, the Company did not defer the monetary gain for such year, as the rates used in the actuarial study were similar to actual inflation for 1996, and amortized P. 211,566 of the monetary gain deferred in 1995. The monetary gain deferred in 1995 is being amortized in 12 years. In 2005, 2004 and 2003, the Company amortized P. 348,126 each year, on the monetary gain deferred in 1995. At December 31, 2005, the balance pending of amortization was P. 696,247 (P. 1,044,373 in 2004).

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

Brazil

Defined Contribution Plan:

	2005		2004
Unfunded liability (*):
Beginning balance at January 1, 2005 and August 1, 2004	P.	763,423	P.	614,913
Effect of conversión		33,177
		796,600		614,913
Plus – adjustments for percentage yield on plan assets		22,202		327,808
Less – payments during the year		(168,352)		(153,840)
Effect of inflation				(25,458)

Ending balance at end of year	P.	650,450	P.	763,423

Total expense:
Matching contribution plus risk benefits	P.	89,839	P.	37,935

(*)	The unfunded liability represents the amount due by the plan sponsor for the participants that migrated from the defined benefit plan to the defined contribution plan. Any unpaid balance is adjusted monthly based on the return on the portfolio assets at that time, subject to a minimum increase based on the General Price Index (IGP-DI) plus 6% p.a.

Plan assets

The plan assets to cover pension and other post-retirement benefits totaled P. 5,642,592 and P. 5,415,416 at December 31, 2005 and 2004, respectively. The Telos fund managers seek to match the plan assets with benefit obligations over the long-term. Brazilian pension funds are subject to certain restrictions relating to their ability to invest in foreign assets and consequently, the funds primarily invest in Brazilian securities. Under its current investment strategy, pension assets of Telos are allocated with a goal to achieve the following distribution:

•	10% in nominal bonds to guarantee the short-term liabilities

•	75% in inflation-indexed bonds to guarantee the long-term liabilities

•	10% in stocks to hedge an unexpected decrease in the long-term real interest rate

•	5% in real estate as a strategy of diversification

•	seek the duration and convexity matching between its assets and liabilities

The actual allocations for the pension assets as of December 31, 2005 and 2004 are as follows:

	2005
	Defined Benefit Plan	Defined Contribution Plan	Medical Plan	Total
Fixed income	81%	91%	98%	86%
Stocks	13%	7%	0%	10%
Real state	4%	0%	0%	2%
Beneficiary loans	2%	2%	2%	2%

Total	100%	100%	100%	100%

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

	2004
	Defined Benefit Plan	Defined Contribution Plan	Medical Plan	Total
Fixed income	78%	96%	99%	86%
Stocks	14%	0%	0%	8%
Real state	7%	0%	0%	4%
Beneficiary loans	1%	4%	1%	2%

Total	100%	100%	100%	100%

Telos has determined the overall expected long-term rate of return on assets of 6.0% based on historical returns and the extent to which adjustments were made to those historical returns, and how those adjustments were determined.

Estimate future benefit payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Years	Defined Benefit Plan		Medical Plan		Total per year
2006	P.	428,675	P.	67,096	P.	495,771
2007		445,281		74,253		519,534
2008		462,001		82,096		544,097
2009		479,605		90,754		570,359
2010		496,659		100,034		596,693
2011 to 2015		2,745,494		668,919		3,414,413

Total	P.	5,057,715	P.	1,083,152	P.	6,140,867

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

Approximately 30% of Embratel’s employees are affiliated with state and/or municipal labor unions. The most significant of these is Sindicato dos Trabalhadores em Empresas de Telecomunicações (Sinttel), which is associated with the Federação Nacional dos Trabalhadores em Empresas de Telecomunicações e Operadores de Mesas Telefônicas (Fenattel), or with the Federação Interestadual dos Trabalhadores em Empresas de Telecomunicações (Fittel), with which labor agreements are negotiated. Approximately 0.3% of the employees of BrasilCenter, 18.0% of the employees of Star One and 1.4% of the employees of Vésper are associated with labor unions.

Labor agreements are negotiated for BrasilCenter employees with the state labor unions of each of five different states where BrasilCenter operates, and for Star One employees with the labor union of the state of Rio de Janeiro. Labor agreements are negotiated for Vésper employees with the labor unions of the states of Rio de Janeiro and São Paulo. The Company’s relationship with its employees and unions is generally good. The Company has not experienced a work stoppage that had a material effect on their operations for many years.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

Except for labor agreements with BrasilCenter employees in Ribeirão Preto, Juiz de Fora and Rio de Janeiro, labor agreements with their employees have a two-year term. Some economic issues (e.g., salaries and benefits) pertaining to the two-year labor agreements, however, are subject to revision after 12 months. Currently, the labor agreements for employees of BrasilCenter, Embratel and Vésper are effective.

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

The fair value of total debt, excluding capital leases, is estimated using discounted cash flow analyses based on current borrowing rates offered to the Company for debt of the same remaining maturities and the market value for the convertible senior debentures and senior notes at December 31, 2005 and 2004. As of December 31, 2005, the carrying value of total debt is P. 90,369,082 (P. 91,521,875 at December 31, 2004) and the fair value is P. 90,098,374 (P. 93,059,901 at December 31, 2004).

Business combinations and goodwill and other intangible assets:

Goodwill

a) In June 2001, the Financial Accounting Standards Board (FASB) issued Statements of Financial Accounting Standards No. 141, (“SFAS 141”), “Business combinations,” and No. 142 (“SFAS 142”), “Goodwill and other intangible assets,” effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives. The application of this pronouncement did not have any effect on the Company’s financial position or on its results of operations.

Fixed assets and licenses, net

b) Under U.S. GAAP the excess of the fair value of the net assets acquired in a business combination over the purchase price is first allocated pro rata to reduce amounts assigned to the acquired assets including in-process research and development, except for: financial assets, assets to be disposed of by sale, deferred income tax assets, prepaid assets related to pension or other post retirement benefit plans and any other current assets. Under Mexican GAAP, this transaction between entities under common control is recognized as an equity transaction.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

Minority interest

c) For Mexican GAAP purposes until December 2004, purchase of minority interest could generate goodwill for the difference between the amount paid and the carrying value. Beginning in 2005 with the adoption of Bulletin B-7, purchase of minority interest began to be considered as an equity transaction between entities under common control. Minority interest for Mexican GAAP purposes is stated at fair value and recognized as part of the equity. For US GAAP, minority interest should be accounted for at historical value and it is not considered as part of the equity. The effect in 2005 was not significant.

Excess in purchase price over book value of acquired shares of companies under common control

d) Under U.S. GAAP, transfers between entities under common control are done at the lower of fair market value and book value. If fair market value is under the book value a loss should be recognized in net income. For Mexican GAAP purposes, this difference should be registered as an equity transaction. The effect is not significant for the periods presented.

Equity method in net income of affiliate

e) For Mexican GAAP purposes, the equity method in the net income of Net Serviços de Comunicação S.A. was calculated using net income under Mexican GAAP, while for US GAAP purposes, the equity method in the net income of this affiliate is determined based on net income under US GAAP. The difference for P.250,432 shown in the net income reconciliation, represents the equity method in the differences applicable in Net, between both GAAPs.

Reporting comprehensive income:

Cumulative effects of the deficit from restatement of stockholders’ equity, deferred taxes on the difference between indexed cost and replacement cost, effect of translation of foreign entities and effect of market value of swaps, as adjusted for U.S. GAAP purposes, included in comprehensive income at December 31, 2005, (decreased) increased stockholders’ equity by P. (39,698,687), P. (3,129,684), P.1,169,612 and P. (165,288), respectively.

Cumulative effects of the deficit from restatement of stockholders’ equity, deferred taxes on the difference between indexed cost and replacement cost, effect of available for sale securities and effect of translation of foreign entities, as adjusted for U.S. GAAP purposes, included in comprehensive income at December 31, 2004, (decreased) increased stockholders’ equity by P. (41,231,577), P. (2,140,782), P. (1,141,668) and P. 794,940, respectively.

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

Voting rights:

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

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

Information related to options is summarized below:

Number of stock options (in millions)
Outstanding at January 1, 2003	20.6
Granted	23.4
Exercised	(8.6)

Outstanding at December 31, 2003	35.4
Granted	18.0
Exercised	(52.2)

Outstanding at December 31, 2004	1.2
Cancelled	(1.2)

Outstanding at December 31, 2005	0.0

Had compensation cost for stock option plans been recognized using the fair value-based method of accounting at the date of grant for awards in 2004 and 2003 as defined by SFAS 123, the Company’s U.S. GAAP net income and net income per share would have been as follows:

	Year ended December 31,
	2005		2004		2003
Net income	P.	27,048,573	P.	29,174,867	P.	23,593,616
Stock-based compensation cost included in net income		(5,106)		46,170		(10,818)

Stock-based compensation cost that would have been included in net income if the fair value based method had been applied to all awards				(60,002)		(101,946)

Pro forma net income as if the fair value based method had been applied to all awards	P.	27,043,467	P.	29,161,035	P.	23,480,852

Earnings per share (in pesos):
Basic:
As reported	P.	1.182	P.	1.220	P.	0.947

Pro forma	P.	1.181	P.	1.220		P.0.943

Diluted:
As reported	P.	1.182	P.	1.216	P.	0.922

Pro forma	P.	1.181	P.	1.215	P.	0.918

For purposes of these pro forma disclosures, the estimated fair value of the options granted is amortized to expense over the options’ vesting period. The fair value for these options was estimated at the date of grant, using a Black-Scholes option pricing model with the following assumptions used for grants in 2004 and 2003: risk-free interest rate of 9.68% and 9.68%; dividend yield of 3.84% and 3.84%; expected volatility factor of 18.5% and 18.5%; and expected option life of 1.0 and 1.0 years, respectively. The fair value of the options at the date of grant in 2004 and 2003 was P. 6.63 and P. 8.46, respectively.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

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

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

Accounting Changes and Error Corrections

On May 2005, The FASB issued SFAS No. 154 “Accounting Changes and Error Corrections”, this Statement replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed.

This Statement defines retrospective application as the application of a different accounting principle to prior accounting periods as if that principle had always been used or as the adjustment of previously issued financial statements to reflect a change in the reporting entity. This Statement also redefines restatement as the revising of previously issued financial statements to reflect the correction of an error.

This Statement requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in accounting principle, such as a change in nondiscretionary profit-sharing payments resulting from an accounting change, should be recognized in the period of the accounting change.

This Statement also requires that a change in depreciation, amortization, or depletion method for long-lived, nonfinancial assets be accounted for as a change in accounting estimate effected by a change in accounting principle.

This Statement carries forward without change the guidance contained in Opinion 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate. This Statement also carries forward the guidance in Opinion 20 requiring justification of a change in accounting principle on the basis of preferability.

This Statement shall be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Early adoption is permitted for accounting changes and corrections of errors made in fiscal years beginning after the date this Statement is issued. The adoption of this FASB will not have impact on the Company’s financial position, results of operations or cash flows.

Accounting for Certain Hybrid Financial Instruments

On February 2006, SFAS 155 “Accounting for Certain Hybrid Financial Instruments”—an amendment of FASB Statements No. 133 and 140— was issued. This Statement shall be effective for all financial instruments acquired, issued, or subject to a remeasurement (new basis) event occurring after the beginning of an entity’s first fiscal year that begins after September 15, 2006. This Statement amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.” This Statement:

a) Permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation.

b) Clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133.

c) Establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation.

d) Clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

e) Amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. The rules of this FASB will not have impact on the Company’s financial position, results of operations or cash flows.

Accounting for Servicing of Financial Assets

The FASB has issued SFAS 156 “Accounting for Servicing of Financial Assets”, which amends FAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. In a significant change to current guidance, FAS 156 permits an entity to choose either of the following subsequent measurement methods for each class of separately recognized servicing assets and servicing liabilities:

a) Amortization Method — Amortize servicing assets or servicing liabilities in proportion to and over the period of net servicing income or net servicing loss and assess the servicing assets or liabilities for impairment or increased obligation based on fair value at each reporting date. This method is consistent with current subsequent measurement guidance for servicing rights.

b) Fair Value Measurement Method — Measure servicing assets or servicing liabilities at fair value at each reporting date and report changes in fair value in earnings in the period in which the change occurs. This method is a new alternative that may be very beneficial to some entities.

FAS 156 is effective as of the beginning of an entity’s first fiscal year that begins after September 15, 2006. However, earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements for any interim period of that fiscal year. This is a key provision since unless a calendar-year company early adopts FAS 156 as of January 1, 2006, and before it issues first quarter financial statements, the entity will not be able to adopt the fair value measurement method until January 1, 2007. TELMEX considers that the adoption of this new accounting pronouncement will not have an impact on its financial position, result of operations or cash flows.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

Summary

Net income, operating income and total stockholders’ equity, adjusted to take into account the material differences between Mexican GAAP and U.S. GAAP, are as follows:

	Year ended December 31,
	2005		2004		2003
Net income as reported under Mexican GAAP	P.	28,998,790	P.	28,762,242	P.	24,401,282
U.S. GAAP adjustments:
Capitalized interest or net financing cost		104,364		56,137		107,088
Depreciation of capitalized interest		(570,601)		(578,732)		(597,299)
Accrued vacation pay						(6,797)
Deferred income tax under U.S. GAAP included in this reconciliation		136,170		1,899,558		(277,819)
Deferred employee profit sharing under U.S. GAAP included in this reconciliation		(19,013)		(65,587)		(87,643)
Deferred employee profit sharing		205,337		(426,297)		109,783
Pension and seniority premium plan cost		891,969		796,121		878,532
Difference between the restatement of depreciation expense based on specific indexation factors and on the basis of the NCPI		(3,007,395)		(2,322,406)		(2,172,565)
Effect of derivative instruments		(175,751)		423,041		477,293
Stock option plan		5,106		(46,170)		10,818
Effects of inflation accounting on U.S. GAAP adjustments		435,638		660,684		750,943
Minority interest on the above U.S. GAAP adjustments		398,748		366,280
Minority interest		(818,922)		(350,004)
Depreciation expense		213,701
Equity interest in net income of affiliate		250,432

Total U.S. GAAP adjustments		(1,950,217)		412,625		(807,666)

Net income under U.S. GAAP	P.	27,048,573	P.	29,174,867	P.	23,593,616

Weighted average common shares outstanding (in millions):
Basic		22,893		23,906		24,908
Diluted		22,893		24,404		26,202
Net income per share under U.S. GAAP (in pesos)
Basic	P.	1.182	P.	1.220	P.	0.947
Diluted	P.	1.182	P.	1.216	P.	0.922

After giving effect to the foregoing adjustments for pension plan costs, accrued vacation pay, depreciation of capitalized interest, the difference between the restatement of depreciation expense based on specific indexation factors and on the basis of the NCPI and stock option plan expense; as well as to the reclassification of the employee profit sharing expense and the deferred employee profit sharing expense, operating income under U.S. GAAP totaled P. 43,549,591, P. 39,155,699 and P. 38,246,688, in 2005, 2004 and 2003, respectively.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

	December 31
	2005		2004
Total stockholders’ equity under Mexican GAAP	P.	111,347,664	P.	111,418,361

U.S. GAAP adjustments, net of effects of inflation on monetary items:
Capitalized interest or net financing cost		11,984,255		11,877,272
Accumulated depreciation of capitalized interest or net financing cost		(9,817,958)		(9,247,357)
Deferred income tax on U.S. GAAP adjustments included in this reconciliation		1,809,703		1,690,271
Deferred employee profit sharing on USGAAP adjustments included in this reconciliation		(46, 908)		(88,345)
Deferred employee profit sharing		(6,944,935)		(7,325,265)
Deferred taxes on the difference between the indexed cost and specific indexation factor valuation of fixed assets and inventories		(3,040,536)		(1,291,000)
Pension and seniority premium plan cost		(2,103,618)		(3,343,713)
Difference between the restatement of fixed assets and inventories based on specific indexation factors and on the basis of the NCPI		9,247,766		4,381,062
Effect of derivative instruments				612,891
Stock option plan				(5,106)
Minority interest on the above U.S. GAAP adjustments		(1,934,716)		(730,305)
Minority interest		(9,908,284)		(14,422,605)
Fixed assets		(4,889,551)
Accumulated depreciation of fixed assets		213,701
Reclassification to assets of goodwill related to acquisition of minority interest.		118,246
Equity interest in net income of affiliate		250,432

Total U.S. GAAP adjustments net		(15,062,403)		(17,892,200)

Total stockholders’ equity under U.S. GAAP	P.	96,285,261	P.	93,526,161

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

Consolidated statements of changes in stockholders’ equity under U.S. GAAP at December 31, 2003, 2004 and 2005, are as follow:

					Retained earnings
	Capital stock		Premium on sale of shares		Legal reserve		Unappropriated		Total		Other accumulated comprehensive income items		Comprehensive income		Total
Balances at January 1, 2003	P.	31,294,507	P.	14,410,970	P.	17,287,377	P.	57,831,125	P.	75,118,502	P.	(55,498,828)			P.	65,325,151
Appropriation of earnings approved at stockholders’ meeting held in April, 2003:
Cash dividends paid at P.0.334 per share.(P.0.303 historical)								(8,285,207)		(8,285,207)						(8,285,207)
Increase in legal reserve						788,815		(788,815)
Cash purchase of Company’s own shares		(1,204,218)						(11,276,222)		(11,276,222)						(12,480,440)
Stock options exercised (Note 17)		7,673		16,579				45,660		45,660						69,912
Comprehensive income:
Net income for the year								23,593,616		23,593,616			P.	23,593,616		23,593,616
Other comprehensive income items:
Deferred taxes allocated to equity, net of effect of inflation												(393,866)		(393,866)		(393,866)
Effect of labor obligations, net of deferred taxes												11,933,632		11,933,632		11,933,632

Comprehensive income													P.	35,133,382

Balances at December 31, 2003		30,097,962		14,427,549		18,076,192		61,120,157		79,196,349		(43,959,062)				79,762,798

Appropriation of earnings approved at stockholders’ meeting held in April, 2004:
Cash dividends paid at P. 0.351 per share (P. 0.333 historical)								(8,415,449)		(8,415,449)						(8,415,449)
Increase in legal reserve						540,627		(540,627)
Cash purchase of Company’s own shares		(1,249,852)						(13,106,387)		(13,106,387)						(14,356,239)
Debt converted into common shares		10,388		6,973,137												6,983,525
Stock options exercised (Note 17).		75,781		142,874				498,878		498,878						717,533
Excess of purchase price over book value of acquired shares of companies under common control								(580,849)		(580,849)						(580,849)
Comprehensive income:
Net income for the year								29,174,867		29,174,867			P.	29,174,867		29,174,867
Other comprehensive income items:
Deferred taxes allocated to equity, net of effect of inflation												586,703		586,703		586,703
Effect of instruments available for sale												(1,141,668)		(1,141,668)		(1,141,668)
Effect of translation of foreign entities, net												794,940		794,940		794,940

Comprehensive income													P.	29,414,842

Balances at December 31, 2004		28,934,279		21,543,560		18,616,819		68,150,590		86,767,409		(43,719,087)				93,526,161
Appropriation of earnings approved at stockholders’ meetings held in April, 2005:
Cash dividends paid at P.0.376 per share.(P.0.370 historical)								(8,556,115)		(8,556,115)						(8,556,115)
Increase in legal reserve						609,181		(609,181)
Cash purchase of Company’s own shares		(1,398,331)						(16,132,763)		(16,132,763)						(17,531,094)
Other								(97,304)		(97,304)						(97,304)
Comprehensive income:
Net income for the year:								27,048,573		27,048,573			P.	27,048,573		27,048,573
Other comprehensive income items:
Deferred taxes allocated to equity, net of effect of inflation												543,988		543,988		543,988
Effect of instruments available for sale:
Gain for the year												1,643,022		1,643,022		1,643,022
Gain on sale recognized in income												(501,354)		(501,354)		(501,354)
Effect of market value of swaps, net of deferred taxes												(165,288)		(165,288)		(165,288)
Effect of translation of foreign entities, net												374,672		374,672		374,672

Comprehensive Income													P.	28,943,612

Balances at December 31, 2005	P.	27,535,948	P.	21,543,560	P.	19,226,000	P.	69,803,800	P.	89,029,800	P.	(41,824,047)			P.	96,285,261

The accompanying notes are an integral part of these financial statements.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

By:	/s/ Adolfo Cerezo Pérez
Name:	Adolfo Cerezo Pérez
Title:	Chief Financial Officer

Exhibit Index

Exhibit Number	Description of Exhibit
1.1

Amended and restated bylaws (estatutos sociales) of Teléfonos de México, S.A. de C.V., dated as of April 28, 2005, together with an English translation (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2004 (File No. 1-10749) filed on June 27, 2005).

2.1	L Share Deposit Agreement (incorporated by reference to our registration statement on Form F-6 (File No. 333-11362) filed on January 14, 2000).

2.2	Form of A Share Deposit Agreement (incorporated by reference to our registration statement on Form F-6 (File No. 333-12936) filed on November 29, 2000).

2.3	Loan Agreement, dated as of October 20, 2005, among Teléfonos de México, S.A. de C.V., as borrower, the lenders party thereto, Citibank, N.A., as administrative agent, and ABN Amro Bank N.V., BBVA Securities Inc., Citigroup Global Markets Inc. and HSBC Securities (USA) Inc., as Mandated Lead Arrangers and Joint Bookrunners.

3.1	Agreement dated December 20, 2000 between Carso Global Telecom, S.A. de C.V. and SBC International, Inc. (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2000 (File No. 1-10749) filed on May 4, 2001).

4.1	Concession dated March 10, 1976 between Teléfonos de México, S.A. de C.V. and the Mexican Ministry of Communications and Transportation, together with an English translation (incorporated by reference to our registration statement on Form F-1 (File No. 033-39893) filed on April 9, 1991).

4.2	Concession Amendment dated August 10, 1990 between Teléfonos de México, S.A. de C.V. and the Mexican Ministry of Communications and Transportation, together with an English translation (incorporated by reference to our registration statement on Form F-1 (File No. 033-39893) filed on April 9, 1991).

4.3	Management Services Agreement dated January 2, 2006 between Teléfonos de México, S.A. de C.V. and Carso Global Telecom, S.A. de C.V. (English translation).

4.4	Management Services Agreement dated January 2, 2001 between Teléfonos de México, S.A. de C.V. and SBC International Management Services Inc. (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2003 (File No. 1-10749) filed on June 28, 2004).

4.5	Amendment, dated January 4, 2006, to Management Services Agreement, dated January 2, 2001, between Teléfonos de México, S.A. de C.V. and SBC International Management Services Inc.

4.6	Stock Purchase Agreement, dated as of April 9, 2005, by and among Verizon Communications Inc., Eli Acquisition, LLC, Global Telecom LLC, Inmobiliaria Inbursa, S.A. de C.V., Promotora Inbursa, S.A. de C.V., Banco Inbursa, S.A. Institucion de Banca Multiple Grupo Financiero Inbursa, Inmobiliaria para el Desarrollo de Proyectos, S.A. de C.V., Orient Star Holdings LLC and Commercial LLC (incorporated by reference to Exhibit 2.1 to Verizon’s current report on Form 8-K filed on April 11, 2005).

7.1	Calculation of ratios of earnings to fixed charges.

8.1	List of subsidiaries of Teléfonos de México, S.A. de C.V.

12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Mancera, S.C., to the incorporation by reference into the effective registration statement on Form F-3 of Teléfonos de México, S.A. de C.V. (File No. 333-111040) of its report with respect to the consolidated financial statements of Teléfonos de México, S.A. de C.V., which appears in this Annual Report on Form 20-F.