Form 20-F
period 2006-12-31
TELEFONOS DE MEXICO S A B DE C V
filed 2007-07-16
CIK 866213

As filed with the Securities and Exchange Commission on July 13, 2007.

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

Commission File Number: 001-32741

Teléfonos de México, S.A.B. de C.V.

(Exact name of registrant as specified in its charter)

Telephones of Mexico

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Parque Vía 190, Colonia Cuauhtémoc, 06599 Mexico, D.F., Mexico

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

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d) OF THE ACT:

None

The number of outstanding shares of each class of capital or common stock as of December 31, 2006 was:

8,115 million	AA Shares
446 million	A Shares
11,642 million	L Shares

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

SELECTED FINANCIAL DATA

The selected consolidated financial data set forth below have been derived from our audited consolidated financial statements for each of the five years in the period ended December 31, 2006, which have been reported on by Mancera, S.C., a member of Ernst & Young Global, an independent, registered public accounting firm. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and notes thereto included elsewhere in this Annual Report.

Our consolidated financial statements have been prepared in accordance with Mexican Financial Reporting Standards, or Mexican FRS, which differ in certain respects from generally accepted accounting principles in the United States, or U.S. GAAP. Note 18 to our audited consolidated financial statements provides a description of the principal differences between Mexican FRS and U.S. GAAP, as they relate to us; a reconciliation to U.S. GAAP of operating income, net income and total stockholders’ equity; and a condensed statement of cash flows under U.S. GAAP.

Pursuant to Mexican FRS, in the consolidated financial statements and the selected consolidated financial data set forth below:

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

•

all financial statements are restated in constant pesos as of December 31, 2006, based on weighted average factors that take into account the inflation rate and exchange rate fluctuations in each of the countries in which we operate. The weighting of the factors is determined according to the contribution to total revenues of our operations in each country.

We have not reversed the effect of inflation accounting under Mexican FRS in the reconciliation to U.S. GAAP of our net income and stockholders’ equity, except with respect to the methodologies for restatement of plant, property and equipment of non-Mexican origin and for restatement of financial statements of prior years. See Note 18 to our audited consolidated financial statements.

The figures below have been adjusted to give effect to the two-for-one stock split that occurred in May 2005.

	Year ended December 31,
	2006		2005		2004		2003		2002
	(in millions of constant pesos as of December 31, 2006, except per share data)
Income Statement Data:
Mexican FRS:
Operating revenues	P.	175,006	P.	173,505	P.	154,052	P.	137,311	P.	137,345
Operating costs and expenses		126,715		121,658		106,440		91,615		89,706
Operating income		48,291		51,847		47,612		45,696		47,639
Net income		29,062		30,904		30,626		25,982		23,549
Net income per share—Basic(1)		1.36		1.31		1.27		1.04		0.91
Net income per share—Diluted(1)		1.36		1.31		1.26		1.02		0.89
Dividends paid per share(1)(2)		0.403		0.370		0.333		0.303		0.273
Weighted average number of shares outstanding (millions)
Basic		20,948		22,893		23,906		24,908		25,972
Diluted		20,948		22,893		24,404		26,202		27,354
U.S. GAAP:
Operating revenues	P.	175,006	P.	169,545	P.	150,537	P.	134,178	P.	134,211
Operating costs and expenses		132,396		124,600		109,807		94,382		94,021
Operating income		42,610		44,945		40,729		39,796		40,190
Net income		27,604		28,144		30,356		24,550		20,885
Net income per share—Basic(1)		1.32		1.23		1.27		0.99		0.80
Net income per share—Diluted(1)		1.32		1.23		1.27		0.96		0.79
Dividends paid per share(1)(2)		0.403		0.370		0.333		0.303		0.273

(see footnotes on following page)

	December 31,
	2006		2005		2004		2003		2002
	(in millions of constant pesos as of December 31, 2006, except number of shares and ratios of earnings to fixed charges)
Balance Sheet Data:
Mexican FRS:
Plant, property and equipment, net	P.	156,903	P.	160,334	P.	166,519	P.	140,113	P.	147,455
Total assets		264,030		266,203		278,363		214,994		203,129
Short-term debt and current portion of long-term debt		12,551		15,541		14,517		23,451		13,310
Long-term debt		88,192		81,312		84,552		56,035		66,277
Total stockholders’ equity		105,956		118,563		118,002		91,163		73,606
Capital stock		26,996		28,651		30,106		31,317		32,562
Number of outstanding shares (millions)
Series AA		8,115		8,115		8,127		8,272		8,272
Series A		446		479		504		530		578
Series L		11,642		13,451		15,034		15,416		16,704
U.S. GAAP:
Plant, property and equipment, net	P.	169,203	P.	164,788	P.	171,345	P.	143,351	P.	156,804
Total assets		261,334		266,587		281,192		218,670		212,802
Short-term debt and current portion of long-term debt		12,551		15,186		14,186		22,916		13,006
Long-term debt		88,409		79,456		82,622		54,756		64,765
Total stockholders’ equity		93,836		100,155		97,314		82,993		67,971
Capital stock		26,996		28,651		30,106		31,317		32,562

Other Data:
Mexican FRS:
Ratio of earnings to fixed charges(3)		6.5		6.7		8.2		7.4		6.5
U.S. GAAP:
Ratio of earnings to fixed charges(4)		6.0		6.1		7.6		6.9		5.8

(1)	We have not presented net income or dividends on a per ADS basis. Each L Share ADS represents 20 L Shares, and each A Share ADS represents 20 A Shares.
(2)	Nominal amounts. For information on dividends paid per share converted into U.S. dollars, see Item 8. Financial Information—Dividends.
(3)	Earnings for this purpose consist of earnings before provisions for income tax and employee profit sharing, plus fixed charges during the period. Fixed charges for this purpose consist of interest expense during the period. Fixed charges do not take into account gain or loss from monetary position or exchange gain or loss attributable to our indebtedness.
(4)	Earnings for this purpose consist of earnings before provision for income tax but after provision for employee profit sharing, plus fixed charges and depreciation of capitalized interest and minus interest capitalized during the period. Fixed charges for this purpose consist of interest expense plus interest capitalized during the period. Fixed charges do not take into account gain or loss from monetary position or exchange gain or loss attributable to our indebtedness.

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

Period	High		Low		Average(1)		Period End
2002	P.	9.00	P.	10.43	P.	9.66	P.	10.43
2003		10.11		11.41		10.79		11.24
2004		10.81		11.64		11.29		11.15
2005		10.41		11.41		10.87		10.63
2006		10.43		11.46		10.90		10.80

2007:
January		10.77		11.09		10.96		11.04
February		10.92		11.16		11.00		11.16
March		11.01		11.18		11.11		11.04
April		10.92		11.03		10.98		10.93
May		10.74		10.93		10.80		10.93
June		10.71		10.98		10.83		10.79

(1)	Average of month-end rates, where applicable.

On July 13, 2007, the noon buying rate was P. 10.77 to U.S.$1.00.

We pay cash dividends in pesos, and exchange rate fluctuations affect the U.S. dollar amounts received by holders of American Depositary Shares, or ADSs, on conversion by the depositary of cash dividends on the shares represented by such ADSs. Fluctuations in the exchange rate between the peso and the U.S. dollar affect the U.S. dollar equivalent of the peso price of our shares on the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A. de C.V.) and, as a result, can also affect the market price of the ADSs.

RISK FACTORS

Risks Relating to Our Business Generally

Increasing competition in Mexico, Brazil and the other countries in which we operate could adversely affect our revenues and profitability

We face significant competition in Mexico, Brazil and the other countries in which we operate, which could result in decreases in current and potential customers, revenues and profitability. Governmental authorities in many of these countries continue to grant new licenses and concessions to new market entrants, which results in increased competition. In addition, technological developments are increasing cross-competition in certain markets, such as between wireless providers and fixed-line operators and between cable television providers and telephony providers.

In Mexico, competition in local service, principally from wireless service providers, has been developing since 1999. In December 2006, there were approximately 57.0 million cellular lines in service, compared with approximately 19.9 million fixed lines in service (18.3 million of which are part of our network). As of year-end 2006, licenses have been granted to 27 local carriers, including Telmex and our subsidiary Teléfonos de Noroeste, S.A. de C.V., or Telnor, mainly in Mexico City, Guadalajara, Monterrey, Puebla and other large and medium-sized cities. Of these, 23 carriers (including Telmex and Telnor) are local fixed-line concessionaires and four carriers (including Telmex) are local wireless concessionaires in the 3.4 Ghz frequency band.

We have also begun to face new competition in Mexico from cable television providers, who have been authorized by the Communications Ministry (Secretaría de Comunicaciones y Transportes) to provide voice-transmission services to local fixed-line telecommunications operators and data and broadband Internet access services to the Mexican public. As of December 31, 2006, cable television providers have been granted 28 licenses for the provision of local fixed-line voice-transmission service in various cities in Mexico. In addition, in April 2006, the Mexican Congress amended the Federal Telecommunications Law (Ley Federal de Telecomunicaciones) and the Federal Radio and Television Law (Ley Federal de Radio y Televisión) to allow radio and television broadcasting companies to apply for authorizations to provide telecommunications services.

The effects of competition on our business are highly uncertain and will depend on a variety of factors, including economic conditions, regulatory developments, the behavior of our customers and competitors and the effectiveness of measures we take in response to the competition we face.

Dominant carrier regulations and other regulatory developments could hurt our business by limiting our ability to pursue competitive and profitable strategies

Our business is subject to extensive regulation, and it can be adversely affected by changes in law, regulation or regulatory policy. The Competition Commission (Comisión Federal de Competencia) previously determined that we were a dominant provider of certain telecommunications services, and Mexican law provides for the regulatory authorities to impose additional regulations on a dominant provider. During the past several years, the Competition Commission and the Mexican Federal Telecommunications Commission (Comisión Federal de Telecomunicaciones, or Cofetel) adopted resolutions and regulations that apply specifically to us as a dominant carrier. We successfully challenged these resolutions and regulations in Mexican federal court and in February 2007 the Competition Commission revoked its determination that we are a dominant carrier and closed the case. However, we cannot predict whether the Competition Commission or Cofetel will issue new resolutions or regulations that are substantially similar to those that were challenged successfully, and if so, whether our judicial challenges will be successful in the future. We believe that if dominant carrier regulations are imposed on our business in the future, they will reduce our flexibility to adopt competitive market policies.

World Trade Organization, or WTO, dispute settlement between the United States and Mexico has resulted in changes in regulation that will likely affect our business

In August 2000, the United States initiated a WTO dispute settlement against Mexico regarding alleged illegal barriers to competition in the Mexican telecommunications market. In June 2004, the United States and Mexico reached an agreement under which Mexico eliminated its uniform settlement rate system, its proportional return system and its requirement that the Mexican carrier with the greatest share of outgoing traffic to a particular country negotiate the settlement rate for that country on behalf of all Mexican carriers. Mexico also agreed to introduce new regulations authorizing the resale of outgoing international long distance service. In August 2005, Mexico adopted regulations authorizing resale of outgoing international and domestic long distance service, which will likely add to the downward pressure on the prices we charge our customers for our long distance services.

Shifting usage patterns have adversely affected our revenues and will likely continue to do so in the future

Our fixed-line network services face increasing competition due to shifting usage patterns resulting from the adoption of popular new technologies, including wireless devices for voice and other communications, and the subsequent substitution of these technologies for fixed-line telephony. For example, we estimate that an increasing proportion of calls that previously would have been made over our fixed-line network, are now being made on wireless telephones and through Voice over Internet Protocol, or VoIP, services, for which we receive no revenue. This process has adversely affected our traffic volume and the results of our operations and will likely continue to do so in the future.

We have invested in countries in which we have limited experience, and we may be unsuccessful in addressing the new challenges and risks they present

We have invested in a growing number of telecommunications businesses outside our historical core activity of providing fixed-line telecommunications services in Mexico, and we plan to continue to do so in the rest of Latin America. These investments have been made in some countries in which we have little experience and may involve economic, political and other risks to which we have not previously been exposed. Some of the investments are in countries that may present different or greater risks than Mexico, such as Brazil, Argentina, Chile, Colombia, Ecuador and Peru. We cannot assure you that these investments will be successful.

Risks Relating to Our Controlling Shareholder and Capital Structure

We are controlled by one shareholder

A majority of the voting shares of our company (71.2% as of April 30, 2007) is owned by Carso Global Telecom, S.A.B. de C.V., or Carso Global Telecom. Carso Global Telecom has the effective power to designate a majority of the members of our Board of Directors and to determine the outcome of other actions requiring a vote of the shareholders, except in very limited cases that require a vote of the holders of L Shares. Carso Global Telecom is controlled by Carlos Slim Helú and members of his immediate family, who, taken together, own a majority of the common stock of Carso Global Telecom.

The protections afforded to minority shareholders in Mexico are different from those in the United States

Our bylaws provide that any dispute between us and our shareholders will be governed by Mexican law and that legal actions relating to the execution, interpretation or performance of the bylaws may be brought only in Mexican courts. Under Mexican law, the protections afforded to minority shareholders are different from those in the United States. In particular, the case law concerning fiduciary duties of directors is not well developed, there is no procedure for class actions, there are different procedural requirements for bringing shareholder lawsuits and there are different discovery rules. As a result, in practice it may be more difficult for minority shareholders of Telmex to enforce their rights against us or our directors or controlling shareholder than it would be for shareholders of a U.S. company.

We engage in transactions with related parties that may create the potential for conflicts of interest

We engage in transactions with certain subsidiaries of Grupo Carso, S.A.B. de C.V., or Grupo Carso, Grupo Financiero Inbursa, S.A.B. de C.V., or Grupo Financiero Inbursa, and América Móvil, S.A.B. de C.V., or América Móvil. Transactions with subsidiaries of Grupo Carso include the purchase of network construction services and materials, and transactions with Grupo Financiero Inbursa include banking services and insurance. We also have ongoing operational relationships with América Móvil, Carso Global Telecom, Grupo Carso and Grupo Financiero Inbursa, which are controlled, directly or indirectly, by Carlos Slim Helú and members of his immediate family, who, taken together, own a majority of the common stock of each company.

We also make investments jointly with related parties, sell our investments to related parties and buy investments from related parties. We pursued joint investments with América Móvil to acquire equity interests in Compañía Anónima Nacional Teléfonos de Venezuela in 2006 and Olimpia, an Italian company that owns 18% of the total capital of Telecom Italia, in 2007. Neither of these transactions was completed.

Our transactions with related parties may create the potential for conflicts of interest.

Holders of L Shares and L Share ADSs have limited voting rights

Our bylaws provide that holders of L Shares are not permitted to vote except on such limited matters as the transformation or merger of Telmex or the cancellation of registration of the L Shares with the National Securities Registry (Registro Nacional de Valores), managed by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) or any stock exchange on which they are listed. If you hold L Shares or L Share ADSs, you will not be able to vote on most matters, including the declaration of dividends, that are subject to a shareholder vote in accordance with our bylaws.

Holders of ADSs are not entitled to attend shareholders’ meetings, and they may only vote through the ADS depositary

Under Mexican law, a shareholder is required to deposit its shares with a custodian in order to attend a shareholders’ meeting. As long as a shareholder holds shares in ADS form, the shareholder will not be able to satisfy this requirement. There can be no assurance that holders of ADSs will receive notice of shareholders’ meetings from our ADS depositary in sufficient time to enable such holders to return voting instructions to the ADS depositary in a timely manner. In the event that instructions are not received with respect to any shares underlying ADSs, the ADS depositary will, subject to certain limitations, grant a proxy to a person designated by us. In the event that this proxy is not granted, the ADS depositary will vote these shares in the same manner as the majority of the shares of each class for which voting instructions are received.

You may not be entitled to preemptive rights

Under current Mexican law, if we issue new shares for cash as part of a capital increase, we generally must grant our shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage in Telmex. Rights to purchase shares in these circumstances are known as preemptive rights. Preemptive rights do not arise upon the sale of newly issued shares in a public offering or the resale of shares of capital stock previously repurchased by us.

We may not legally be permitted to allow holders of ADSs or holders of L Shares or A Shares in the United States to exercise any preemptive rights in any future capital increase unless we file a registration statement with the U.S. Securities and Exchange Commission, or SEC, with respect to that future issuance of shares. At the time of any future capital increase, we will evaluate the costs and potential liabilities associated with filing a registration statement with the SEC and any other factors that we consider important to determine whether we will file such a registration statement. We cannot assure you that we will file a registration statement with the SEC to allow holders of ADSs or U.S. holders of L Shares or A Shares to participate in a preemptive rights offering. As a result, the equity interest of such holders in Telmex may be diluted proportionately. In addition, under current Mexican law, it is not practicable for the ADS depositary to sell preemptive rights and distribute the proceeds from such sales to ADS holders.

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

It may be difficult to enforce civil liabilities against us or our directors, officers and controlling persons

Telmex is organized under the laws of Mexico, and most of our directors, officers and controlling persons reside outside the United States. In addition, a substantial portion of our assets and their assets are located in Mexico and Brazil. As a result, it may be difficult for investors to effect service of process within the United States on such persons or to enforce judgments against them, including in any action based on civil liabilities under the U.S. federal securities laws. There is doubt as to the enforceability against such persons in Mexico, whether in original actions or in actions to enforce judgments of U.S. courts, of liabilities based solely on the U.S. federal securities laws.

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

Our financial condition and results of operations are affected by exchange rate variations

Changes in the value of the various currencies in which we conduct operations against the Mexican peso, and changes in the value of the Mexican peso or our various operating currencies against the U.S. dollar, affect our financial condition and results of operations in various ways. We report exchange gains or losses on our indebtedness and accounts payable, especially in U.S. dollars, and currency variations affect the results of our non-Mexican subsidiaries as reported in Mexican pesos. At December 31, 2006, our U.S. dollar-denominated indebtedness amounted to P.86,613 million. In 2006, the peso depreciated against the U.S. dollar by 1.5% and the Brazilian real appreciated against the U.S. dollar by 8.7%. As a result, we had a foreign exchange loss of P.1,639 million in 2006. In 2005, the peso appreciated against the U.S. dollar by 4.9% and the real appreciated against the U.S. dollar by 11.8% but our foreign exchange gain was more than offset by losses on hedges we had entered into to minimize our exposure to the U.S. dollar. As a result, we had a foreign exchange loss of P.3,762 million in 2005.

Major devaluation or depreciation of any such currencies may also result in disruption of the international foreign exchange markets and may limit our ability to transfer or to convert such currencies into U.S. dollars and other currencies for the purpose of making timely payments of interest and principal on our indebtedness. While the Mexican government does not currently restrict, and for many years has not restricted, the right or ability of Mexican or foreign persons or entities to convert pesos into U.S. dollars or to transfer other currencies out of Mexico, the government could institute restrictive exchange rate policies in the future. The Brazilian government may impose temporary restrictions on the conversion of Brazilian reais into foreign currencies and on the remittance to foreign investors of proceeds from investments in Brazil. Brazilian law permits the government to impose these restrictions whenever there is a serious imbalance in Brazil’s balance of payments or a reason to foresee a serious imbalance.

High levels of inflation and high interest rates in Mexico, Brazil or other countries where we have operations could adversely affect our financial condition and results of operations

Both Mexico and Brazil have experienced, and Argentina is currently experiencing, high levels of inflation and high domestic interest rates. High levels of inflation can adversely affect our profitability and, more generally, can result in lower demand or lower growth in demand for telecommunications services.

Developments in the U.S. economy may adversely affect our business

Economic conditions in Mexico are heavily influenced by the condition of the U.S. economy due to various factors, including trade, investment and emigration from Mexico to the United States. Events and conditions affecting the U.S. economy may adversely affect our business, results of operations, prospects and financial condition.

Developments in other Latin American countries in which we operate may affect our business

We have expanded our operations through our investment in telecommunications companies and our acquisition of telecommunications assets in Brazil, Argentina, Chile, Colombia, Ecuador and Peru. These countries expose us to different or greater country risks than Mexico. Our future results may be significantly affected by the economic and financial condition of the countries in which we operate, the devaluation of the local currencies, inflation and high interest rates, political developments, changes in law or changes in labor conditions. Devaluation of a local currency against the U.S. dollar may increase our operating costs in that country, and depreciation of the local currency against the Mexican peso may negatively affect the results of our operations in that country.

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports to the U.S. Securities and Exchange Commission, or SEC, on Form 6-K, in our annual report to shareholders, in offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to analysts, investors, representatives of the media and others. Examples of such forward-looking statements include:

•	projections of operating revenues, net income, net income per share, capital expenditures, dividends, capital structure or other financial items or ratios;

•	statements of our acquisition or divestiture plans;

•	statements about the impact of our acquisition of businesses outside of Mexico;

•	statements of our plans, objectives or goals relating to competition, regulation and rates;

•	statements about competition in the business sectors in which we operate;

•	statements about our future financial performance or the economic performance of Mexico, Brazil or other countries;

•	statements about currency exchange rates;

•	statements about the future impact of regulations; and

•	statements of assumptions underlying such statements.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying them.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under —Risk Factors beginning on page 5, include technological improvements, customer demand, competition, economic and political conditions and government policies in Mexico or elsewhere, inflation rates, exchange rates and regulatory developments. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements.

Forward-looking statements speak only as of the date they are made. We do not undertake to update such statements in light of new information or new developments.

Item 4. Information on the Company

GENERAL

Overview

We own and operate the largest fixed-line telecommunications system in Mexico, where we are the only nationwide provider of fixed-line telephony services and the leading provider of fixed local and long distance telephone services. We also provide other telecommunications and telecommunications-related services such as corporate networks, Internet access services, directory services, information network management, telephone equipment sales, satellite services, paging services and interconnection services to other carriers. Since February 2004, we have offered voice, data and Internet access services in Brazil, Argentina, Chile, Colombia and Peru. In addition, we began providing cable television services in Brazil in 2005 (through an affiliate) and in Colombia in 2006 and telecommunications services in Ecuador in 2007.

In Mexico, we have developed a multi-service network in which more than 90% of the lines have the capacity to provide simultaneous transmission of voice and data through a broadband connection. Our network capability allowed us to increase the number of customers of Infinitum, our broadband Internet access service, by 76.4% in 2006 to approximately 1.8 million. At the same time, we are extending our voice and Internet access services to remote areas. Through e-Mexico II, we are participating in a government-sponsored program that extends high-speed Internet access to over 4,800 digital community centers in over 4,000 towns. In 2006, we were granted an authorization to participate in the Social Coverage Fund II (Fondo de Cobertura Social II), through which we will provide voice and Internet access services to over 7,000 communities.

In 2006, we continued our efforts to grow voice and data service revenues by offering multiple-service products. In addition, we have made investments to increase our service offerings and to update the telecommunications platform in rural areas where we are the sole telecommunications carrier. We plan to continue expanding our multiple-service offerings in the future and to take advantage of technological advances with the objective of providing our customers with packages that combine voice, data and video.

Outside Mexico, we have already begun combining voice, data and video services in Brazil and Colombia, and we plan to further expand our multiple-service products through the acquisition of other cable service providers in Latin America. In addition, we have taken steps to offer better and more integrated telecommunications services to our customers throughout Latin America and to improve operating efficiencies in our international operations. At the same time, we have focused on consolidating and enhancing our international operations. In 2006, we conducted a tender offer for the remaining outstanding shares of Embratel Participações S.A., or Embratel, simultaneously in Brazil and the United States. As a result, we owned approximately 98.0% of Embratel’s capital stock as of June 30, 2007. In coming years we will continue to increase our presence outside Mexico in order to strengthen our competitive position globally.

We are a Mexican corporation headquartered in Mexico City, D.F., Mexico. Our legal name is Teléfonos de México, S.A.B. de C.V., and we frequently refer to ourselves commercially as Telmex. Our principal executive offices are located at Parque Vía 190, Colonia Cuauhtémoc, 06599 Mexico, D.F., Mexico. Our telephone number at this location is (52) 55 5703-3990.

History

We were formed in 1947 under private foreign ownership to acquire the Mexican telephone business of a wholly owned subsidiary of the LM Ericsson group of Sweden. In 1950, we acquired the Mexican telephone business of a wholly owned subsidiary of the International Telephone and Telegraph Company, which operated the only other national telephone network in Mexico at that time. In 1972, the Mexican federal government acquired the majority of our capital stock. In December 1990, the Mexican government sold shares representing voting control of our company. The Mexican government sold the balance of its shares in a series of transactions beginning in May 1991. In September 2000, we spun off our Mexican wireless business and other operations to América Móvil, S.A.B. de C.V., or América Móvil. Beginning in 2004, we expanded our operations outside Mexico through a series of acquisitions. As a result, we provide voice, data and Internet access services in Brazil, Argentina, Chile, Colombia and Peru. In addition, we entered the cable television business in Brazil in 2005 (through an affiliate) and in Colombia in 2006; we acquired a publisher of Spanish-language telephone directories in the United States in 2006; and we entered the telecommunications business in Ecuador in 2007.

Significant Subsidiaries and Investees

The following table sets forth our significant subsidiaries and investees accounted for using the equity method at December 31, 2006:

Name of Company	Jurisdiction of establishment	Percentage of ownership and voting interest		Description
Subsidiaries
Controladora de Servicios de Telecomunicaciones, S.A. de C.V.	Mexico	100.0%		Intermediate holding company

Alquiladora de Casas, S.A. de C.V.	Mexico	100.0%		Real estate company owning our facilities

Anuncios en Directorios, S.A. de C.V.	Mexico	100.0%		Producer of yellow pages directories

Compañía de Teléfonos y Bienes Raíces, S.A. de C.V.	Mexico	100.0%		Real estate company owning our facilities

Consorcio Red Uno, S.A. de C.V.	Mexico	100.0%		Supplier of telecommunications network integration services and information systems

Teléfonos del Noroeste, S.A. de C.V.	Mexico	100.0%		Fixed-line public network concessionaire for the state of Baja California Norte and the San Luis Rio Colorado region of the state of Sonora

Uninet, S.A. de C.V.	Mexico	100.0%		Provider of corporate networks and Internet access services to Telmex and corporate customers

Embratel Participações S.A.	Brazil	97.0%	(1)	Intermediate holding company of subsidiary that provides domestic and international long distance, local and data services in Brazil

Empresa Brasileira de Telecomunicações S.A. – EMBRATEL	Brazil	96.0%		Provider of domestic and international long distance, local and data services in Brazil

Star One S.A.	Brazil	76.8%		Provider of satellite services in Brazil

PrimeSys Soluções Empresariais S.A.	Brazil	96.0%		Provider of high level value-added services, such as net integration and outsourcing

Telmex do Brasil, Ltda.	Brazil	97.0%		Provider of telecommunications services to corporate customers in Brazil

Telmex Chile Holding, S.A.	Chile	100.0%		Holding company for assets acquired from AT&T Latin America Corp. in Chile

Telmex Corp. S.A. (formerly Chilesat Corp S.A.)	Chile	99.7%		Intermediate holding company whose subsidiaries provide long distance, Internet access and data network services in Chile

Techtel-LMDS Comunicaciones Interactivas, S.A.	Argentina	100.0%		Provider of wireless voice, data and video transfer services and local and long distance fixed-line voice services in Argentina

Name of Company	Jurisdiction of establishment	Percentage of ownership and voting interest		Description
Telmex Argentina S.A.	Argentina	100.0%		Provider of telecommunications services to corporate customers in Argentina

Metrored Telecomunicaciones S.R.L.	Argentina	100.0%		Provider of data services in Argentina

Telmex Colombia S.A.	Colombia	100.0%		Provider of telecommunications services to corporate customers in Colombia

Superview Telecomunicaciones, S.A.	Colombia	99.2%		Cable television provider in Colombia

Telmex Perú S.A.	Peru	100.0%		Provider of telecommunications services to corporate customers in Peru

Sección Amarilla USA L.L.C.	Delaware	80.0%		Publisher of Spanish-language telephone directories with presence in 19 states in the United States

Telmex USA, L.L.C.	Delaware	100.0%		Authorized long distance service re-seller, telephone card sales, receipt of payments for lines in Mexico (installation expenses and monthly rental) and authorized by the FCC to provide facility-based long distance services in the United States
Affiliated companies
Net Serviços de Comunicação S.A.	Brazil	38.6%	(2)	Provider of cable television and local telephone services and bidirectional broadband Internet access services in Brazil

Grupo Telvista S.A. de C.V.	Mexico	45.0%		Provider of telemarketing services in the United States and Mexico

2Wire, Inc.	California	13.0%		Broadband network equipment and service provider for residential and small-business customers

(1)	At December 31, 2006, Telmex held 98.0% of the voting shares of Embratel Participações S.A., or Embratel.
(2)	Corresponds to Telmex’s indirect interest in Net Serviços de Comunicação S.A., or Net, held through Embratel. The direct and indirect interest of Embratel in Net at December 31, 2006 was 39.9%.

MEXICAN OPERATIONS

At March 31, 2007, we had 18.3 million local fixed lines in service in Mexico, down 2.0% from March 31, 2006. In long distance services, we estimate that during December 2006, our share of traffic in cities open to competition was 79.1% for domestic long distance and 78.3% for international long distance calls originating in Mexico.

Of our revenues from our Mexican operations in 2006, 43.8% was attributable to local service, 21.5% to long distance service, 13.6% to interconnection, 8.4% to corporate networks and 7.5% to Internet access services. Other services, including yellow pages and equipment sales, accounted for 5.2% of revenues.

Overview

The following table gives selected data on the size and usage of our Mexican network:

	December 31,
	2006	2005	2004	2003	2002
Lines in service (thousands)	18,251	18,375	17,172	15,683	14,446
Internet access accounts (thousands)	2,660	2,116	1,741	1,452	1,165
Billed line equivalents for data transmission (thousands)	2,330	2,011	1,517	1,139	1,229
Lines in service per employee	402.0	399.6	371.2	331.4	301.2
Domestic long distance call minutes for the year (millions)	17,971	17,853	16,700	15,376	14,347
International long distance call minutes for the year (millions)(1)	8,913	7,131	6,297	4,513	4,922
Total local calls (millions)	26,575	26,680	26,782	26,625	25,679
Prepaid telephone service cards sold (millions)	230	258	273	279	274

(1)	Includes incoming and outgoing traffic.

Local Service

We are a leading provider of local telephone service in Mexico. We provide local telephone service to approximately 23 thousand communities throughout Mexico. Of all lines in service, 38.5% are in the Mexico City, Monterrey and Guadalajara areas, and 28.1% are in the Mexico City area alone. We provide service to approximately 21 thousand communities with fewer than five thousand inhabitants, exceeding our obligations to extend services to rural areas.

Local traffic in 2006 decreased by 0.4% compared to 2005, for a total of 26,575 million calls. The decrease in billed traffic in 2006 was attributable primarily to the competition of fixed-line local service provided by other carriers and cellular service as well as the migration of switched traffic to corporate networks, virtual private networks, VoIP and other alternative service offerings. We expect that the increase in penetration of alternative service offerings and increasing competition will continue to curb measured service growth.

Our charges for fixed-line local telephone service include (a) installation charges, (b) monthly line rental charges, (c) monthly measured service charges, (d) digital services and (e) charges for other services, such as the transfer of a line to another address and reconnection. Residential customers pay a fixed charge per local call in excess of a monthly allowance of 100 local calls, and commercial customers pay for every local call at the same fixed rate per call. We estimate that in any given month in 2006, approximately 58.0% of residential customers made fewer than 100 local calls on average. The concession we hold to operate a public network for basic telephone services, or the Concession, permits but does not require us to base our charges on the duration of each call, with a monthly allowance of free calls or call minutes for residential customers. We currently do not charge by duration of invoiced calls in any region, except in the case of prepaid services.

With the goal of promoting our local service offering among our customers, since 2005, we have introduced local service packages known as “Business Line” (Línea Negocio), which includes up to 1,000 local calls, “Telmex SRI Digital Trunk Options” (Opciones Telmex SRI para troncales digitales), which includes up to 24,000 local calls and, since February 2006, “Home Line” (Línea Hogar), which includes up to 400 local calls.

In 2006, we did not increase rates for local telephone service, resulting in lower rates in real terms for every year since March 2001.

Domestic Long Distance Service

We are the leading provider of domestic long distance telecommunications services in Mexico. Our domestic long distance transmission network consists of close to 30 thousand kilometers of optical fiber connecting Mexico’s major cities, and includes secondary branches and additional transmission rings around Mexico City designed to avoid network congestion.

Domestic long distance traffic increased by 0.7% during 2006 for a total of 17,971 million minutes at the end of 2006. The slower growth in domestic long distance traffic in 2006 compared to the 6.9% growth recorded in 2005 was primarily due to a decrease in traffic delivered by other long distance carriers to Telmex for completion and the introduction in November 2006 of the “calling party pays” system for domestic and international long distance service. Our charges for domestic long distance service are based on call duration and the type of service (direct-dial or operator-assisted).

We offer a variety of domestic long distance discount plans that reduce the effective rates paid by our customers based on volume, time of use or other factors. High volume corporate clients pay P.1.00 per minute, which represents a discount of up to 55.9% from our nominal rate, while other customers that maintain service with us receive discounts of up to 39%, as well as a 50% discount on calls made between 8:00 p.m. and 7:59 a.m. from Monday to Saturday and all day Sunday. Our “Lada 100” plan offers a monthly package of 200 domestic long distance minutes for P.100. In December 2006, we had 1,466 thousand Lada 100 subscribers, an increase of 28.3% over 2005.

In 2005, we introduced the “Lada America” plan, which allows residential and commercial customers to make domestic long distance calls for P.1.00 per minute and international long distance calls to the rest of North America and all of Central and South America for P.2.00 per minute for a monthly fee of P.189. In December 2006, we had 35,840 Lada America subscribers, an increase of 128.8% over 2005.

In 2006, we did not increase rates for domestic long distance service, resulting in lower rates in real terms for every year since March 1999.

International Long Distance Service

We are the leading provider of international long distance telecommunications services in Mexico. International long distance traffic with the United States, Canada, Central America and other countries is carried by a combination of fiber optic network, microwave transmission, satellite systems and submarine cable.

In 2006, incoming international long distance traffic increased by 31.8%, or by 1,696 million minutes, while outgoing international long distance traffic increased by 4.8%, or by 86 million minutes.

Charges for international long distance calls are based on call duration, type of service (direct-dial or operator-assisted) and the call destination. Customers receive a 33.3% discount on calls made to the United States and Canada between 7:00 p.m. and 6:59 a.m. from Monday to Friday, all day Saturday, and between 12:00 a.m. and 4:59 p.m. on Sunday. Our “Favorite Lada Destinations” plan offers discounts on calls to certain cities in the United States that are pre-selected by customers, while the “Lada 100 International” plan offers 100 minutes per month to the United States and Canada for P.200. In December 2006, we had 711.4 thousand Favorite Lada Destinations subscribers and 70.1 thousand Lada 100 International subscribers, an increase of 7.8% and 29.3%, respectively, over 2005.

In 2006, we did not increase rates for international long distance service, resulting in lower rates in real terms for every year since March 1999.

Bilateral agreements with foreign carriers govern the rates of our payment to foreign carriers for completing international calls from Mexico and by foreign carriers to us for completing international calls to Mexico. The rates of payment under such agreements are negotiated with each foreign carrier. Settlements among carriers are made on a net basis. Settlement amounts payable to us in respect of calls from the United States to Mexico generally exceed amounts payable by us in respect of calls from Mexico to the United States. As a result, we receive net settlement payments from U.S. carriers. We make net settlement payments to other international carriers taken as a whole.

The international settlement rates that U.S. carriers pay to foreign carriers have been subject to intense downward pressure due to competition and regulatory factors, including initiatives by the U.S. government. Since 1999, there has been a cumulative reduction of 80% in our settlement rates with U.S. carriers. We negotiate settlement rates with U.S. carriers on an annual basis. We are in the process of negotiating new settlement rates with most of the U.S. carriers for the period beginning January 1, 2007. In 2006, we paid U.S.$0.033 per minute for northbound (Mexico to the United States) calls (compared to U.S.$ 0.0301 per minute in 2005) and received an average rate of U.S.$0.0478 per minute for completing international calls originated in the United States (compared to U.S.$0.0486 per minute in 2005).

Our international long distance revenues are affected by the use VoIP technology, which transmits ordinary telephone calls over the Internet. For long distance calls made through VoIP services, we do not receive the international long distance service revenues that we would otherwise receive, such as revenues generated from billed minutes and termination fees.

Interconnection

We provide interconnection service pursuant to which (a) long distance, local and cellular carriers operating in Mexico establish points of interconnection between their networks and our network and (b) we carry calls between the points of interconnection and our customers. When a customer of another carrier calls a local service customer of ours, we complete the call by carrying the call from the point of interconnection to the particular customer, and when a local service customer of ours who has preselected a competing long distance carrier makes a long distance call, we carry the call from the customer to the point of interconnection with the relevant carrier’s network. Excluding the “calling party pays” system, we have only one rate for interconnecting all categories of carriers and all types of calls.

We believe that our interconnection revenues have been affected by a practice we call local bypass, in which incoming international calls are routed from domestic long distance carriers to local lines other than ours and then connected to our local network for termination. As a result of Mexico’s “bill and keep” system, under which local carriers do not pay interconnection fees to other local carriers, we do not receive an interconnection fee from these calls. Without local bypass, we would receive a domestic termination fee for completing these incoming calls. Though we have agreed with most local and long distance carriers to request regulatory intervention to eliminate local bypass, we believe our interconnection revenues will continue to be adversely affected by this practice.

Corporate Networks

Corporate networks consist of the transmission of voice, video and data between two or more end points using private or virtual circuits. During 2006, the number of 64 Kbps line equivalents provided by means of corporate networks increased by 15.9%, to 2,330 thousand. Our principal product offerings for corporate networks are “Ladalinks” (Ladaenlaces), Frame Relay and Internet through Internet Protocol / Multi-Protocol Label Switching, or IP/MPLS. Using equipment installed on-site, Ladalinks customers have dedicated digital network links that transmit information at speeds ranging from 64 Kbps to 10 Gbps. IP/MPLS is a multi-service platform that allows us to provide integrated voice, data and video services, along with Next Generation VoIP services. Frame Relay is a protocol for transmission of data, voice and video over a shared digital network. The speed of Frame Relay transmission ranges from 64 Kbps to 2,048 Kbps. Ladalinks and Frame Relay offer extensive technical assistance and customer support. In addition, we provide network outsourcing, including network maintenance and support, to major institutions and private companies. We also provide hosting and co-location products, as well as telecommunications network integration services and information systems.

Internet Access Services

Internet access services connect both business and residential customers to the Internet through either a dial-up or a broadband connection. In 2006, the number of our Internet customers increased to approximately 2.7 million at year-end, an increase of 25.7% compared with 2005. We estimate that we are the leading Internet access provider in Mexico in terms of number of subscribers with a market share of 58.2% of dial-up connections and 69.0% of broadband connections at December 31, 2006, measured on the basis of the total number of Internet access accounts in Mexico.

Our broadband service, Infinitum, allows our customers to use our high-capacity connectivity services with applications such as video-conferencing, file transfer, terminals, e-mail and protocol conversion. Infinitum operates over Asymmetric Digital Subscriber Line, or ADSL, technology. In 2006, as a result of an aggressive market strategy aimed at migrating our customers from dial-up to broadband services, combined with improved ADSL service packages, we increased our ADSL customer base by 790 thousand accounts. At year-end 2006, we had approximately 1.8 million ADSL customers, an increase of 76.4% over 2005. Prodigy Mobile (Prodigy Móvil), our high-speed wireless service for residential and business customers, connects users at speeds of up to 2 Mbps within a range of 20 to 100 meters. At December 31, 2006, we maintained over 700 public “hot spots” in over 50 cities in Mexico, providing wireless Internet access to our customers.

In 2006, we separated connectivity from computer equipment sales in order to allow customers greater flexibility to upgrade their equipment.

Consistent with our strategy of retaining our current customers and maximizing the value of residential and business Internet accounts, in 2006 we launched flexible plans permitting Infinitum customers to create their own individualized packages of additional voice services including a combination of local, long distance or fixed-to-cellular calls for a discounted price.

We also offer (a) Prodigy Home at a reduced monthly fee, which provides customers with unlimited Internet access between 4:00 p.m. and 8:00 a.m. from Monday to Friday plus the entire weekend and access for P.0.13 per minute at all other times, (b) a Multifon Card function which allows customers who do not otherwise have Internet access to access the Internet with their Multifon Card for P.0.13 per minute, (c) Prodigy Roaming, a service that provides traveling customers with a connection from anywhere in Mexico at the rate for local calls and (d) Prodigy Patrol, a service that allows customers to limit access to certain websites. Customers who purchase both Internet access service and computer equipment from us are eligible for a 10% discount in their monthly equipment payments.

Other Services

We provide various other telecommunications and telecommunications-related products and services, including printed and online yellow pages directories, public phones, prepaid cards, Internet portals, billing and collection services to third parties and sales of telecommunications and computer equipment and accessories. We use our network of over 380 Telmex stores (Tiendas Telmex) to offer our products and services throughout Mexico.

Yellow Pages Directories

We offer both a printed and an Internet-based yellow pages directories. Our yellow pages website (www.seccionamarilla.com.mx) had 19 thousand registered users during 2006, an increase of 32.0% compared with 2005. During 2006, our yellow pages website was visited 16 million times and had 271 million page views.

Billing and Customer Service

For corporate customers, we offer SI@NA, an Internet service that permits customers to view their telecommunications spending. Residential customers may also access billing information over the Internet using the “Telmex on-line” (Telmex en Línea) service available on our website (www.telmex.com). We provide our customers with a bill format that details their usage of local, long distance and other services.

We provide customer service through a network of customer service centers and call centers and through our website. Our customer service centers have evolved from their traditional purpose as places for payment to become Telmex stores that offer telecommunications products and services. Large corporate customers also receive customer service from dedicated customer service personnel. Through our “Integrated Solutions” (Solución Integral) service, we assist corporate customers in meeting their telecommunications needs by providing them with integrated telecommunications solutions consisting of a broad range of services. We offer service level agreements to corporate customers that set service standards and guarantee continuity of service.

In 2006, we developed our website (www.telmex.com) to serve as a customer service platform, where users can easily find information about the company, execute online transactions in the “My Telmex” (Mi Telmex) section and find answers to their questions in the “Assistance and Support” (Asistencia y Soporte) section. In addition, as a result of the integration and redesign of our website, which is based on a “user center design” philosophy, we can now inform our customers of ongoing offers and joint promotions across all of our service offerings through a more user-friendly and intuitive navigation experience.

Public Telephony and Prepaid Phone Cards

We have several programs to meet the need for different kinds of public telephone service in different areas. We had more than 767 thousand fixed-line public telephones in operation at December 31, 2006. In the increasingly competitive market to provide telecommunications services, independent operators have installed public telephones for which we provide access. There were more than 66 thousand independently operated public telephones at December 31, 2006, an increase of 38.1% compared with 2005.

In 2006, we sold over 187.2 million prepaid cards under the brand name “Ladatel” for use in public phones, a decrease of 15.3% from 2005, and 42.4 million prepaid cards under the brand name “Multifon” for use in public and residential telephones, a decrease of 11.0% from 2005. This represents an average of almost 2.2 cards per Mexican resident. We have installed Internet kiosks in public places so that our customers can access Internet products and services using Ladatel cards. Multifon Home offers prepaid local and long distance service on home telephones. In the case of our Multifon products, customers do not pay monthly fees, and prepaid fixed-line service is charged on a per-minute basis like public telephony services. At December 31, 2006, Multifon lines totaled 1.2 million, a decrease of 35.1% compared to December 31, 2005 due to the cancellation of 864 thousand lines that had payment problems or were not in use. Revenues from sales of prepaid cards (based on an estimate of usage) accounted for 3.5% of our consolidated revenues in 2006. In 2006, our revenues from public telephony decreased by 15.5% as a result of intense competition from wireless carriers.

Network

Our local and long distance fiber optic network, the largest in Mexico, consists of close to 94 thousand kilometers, reaches approximately 90% of Mexico’s population and has connections via submarine cables with 39 other countries while also connecting most major cities throughout Mexico. Our network included 18.3 million local fixed lines in service at December 31, 2006, a decrease of 0.7% compared to December 31, 2005, reflecting 1.6 million new lines and 1.7 million disconnections in 2006.

As a result of our substantial investment, our network has been 100% digital since 2000, providing a wide variety of telephony, data and video services. During 2006, customers made increasing use of digital services, such as caller ID, call waiting, three-way calling, call forwarding and voicemail. The number of lines with digital services in use at year-end 2006 was 8.1 million (44.2% of the total number of lines in service), representing an increase of 6.1% from 2005. This increase was due largely to an increase in the number of new lines.

Our network includes network access cables and domestic and long distance transmission equipment. In addition, we use advanced routing technology to connect end-users with our network. We use fiber optic cable to transmit both voice and high bandwidth applications such as video and data.

Our external copper network is capable of supporting not only conventional telephone services, but also modern broadband applications using different digital technologies such as Asymmetric Digital Subscriber Line 2+, or ADSL2+, which allows us to use existing telephone lines for Internet access at speeds of up to 4 Mbps.

Our network is fully redundant and is supported by optic rings, which allow the network to be restored within 50 milliseconds in the event of a system failure. In addition, our digital microwave network serves as a backup to the fiber optic network and as a primary means of transmission in rural areas and small towns where a fiber optic infrastructure is not available. We also have satellite systems that support domestic and international network traffic.

Core Network

Our core transmission network uses Synchronous Digital Hierarchy, or SDH, and Next Generation SDH technologies, which route transmissions through a series of optic rings, giving us the unique ability to protect information carried on the network from origin to destination. This level of protection is achieved through the rings’ self-repairing mechanism, which minimizes the risk of interruption of the signal in the event of network failure. The SDH technology also permits a scalable increase in the required bandwidth and allows us to transport packet-based traffic.

In order to increase transmission capacities, we use Dense Wavelength Division Multiplexing, or DWDM, technology which divides the optic fiber signals into multiple wavelengths and allows us to operate our network at speeds of up to 160 Gbps over one optic fiber pair, equivalent to managing almost two million simultaneous telephone conversations.

Additionally, we have introduced optical cross-connect technology equipment, which enables the interconnection of signals transported optically, the differential provision of service recovery mechanisms and the protection of optical links with various recovery schemes to enhance network efficiency.

Telephone communication in our network is controlled by digital local and long distance telephone exchanges employing high levels of redundancy and load sharing to enhance network availability and service quality. We also use an Advanced Intelligent Network platform, which at present manages over 100 applications and value-added services with high reliability levels. Further, this platform is capable of implementing new services and applications throughout our network in a short amount of time.

We continuously control and monitor our network’s performance and traffic levels and manage the routing of traffic and other network functions through a centralized network management platform that operates 24 hours a day, seven days a week. This centralized management facilitates geographical expansion of the network, permits faster implementation of network systems and enables us to warrant compliance with the Service Level Agreements demanded by our business customers.

Next Generation Network

As part of our transition to a Next Generation Network, we are developing a new network platform based on Internet Protocol, or IP, which permits us to create an entirely convergent multi-service network environment. We are also deploying a local broadband access network with complete connectivity within the Next Generation Network, supplemented by a high-capacity optical transmission network, which facilitate the transmission of information. The DSL equipment currently being installed on the access network has the capacity to manage IP packet-based technologies and can support multimedia services. Next Generation SDH equipment with the capacity to manage various IP packet-based services and applications is being deployed in the transmission network, and Softswitch-based equipment is being installed in the processing network, in which traffic control and applications are centralized and operate using a VoIP-based technology. The processing network is expected to evolve towards an “IP Multimedia Subsystem” model with centralized and standardized service control that will facilitate the addition of new multimedia services in a broadband environment.

As of December 31, 2006, our cumulative investment in the Next Generation Network totaled P.13,803 million (U.S.$1,269 million). In 2007, we have budgeted approximately U.S.$367 million for investment in our Next Generation Network infrastructure.

Competition

The Mexican market for fixed-line domestic and international long distance services was opened to competition beginning in 1996. Thirty-three carriers have been granted licenses to provide long distance service in Mexico, and 14 are in operation (including Telmex and Telnor). Among our competitors, Alestra S. de R.L. de C.V. and Axtel S.A.B. de C.V., or Axtel, have made the most substantial investments in infrastructure and marketing. Most competing carriers have been principally focused on the long distance market, although some carriers also provide business customers with direct access to their long distance networks using lines leased from us.

At the end of 2006, several of our competitors merged, when Maxcom Telecommunicaciones, S.A. de C.V., or Maxcom, acquired Grupo Telereunión and Axtel acquired Avantel.

The Communications Ministry (Secretaría de Comunicaciones y Transportes) has established rules for the determination of interconnection rates between our competitors and us. If we are unable to agree with our competitors on interconnection rates, the Mexican Federal Telecommunications Commission (Comisión Federal de Telecomunicaciones, or Cofetel) imposes the rates. During the last six years, however, we have agreed on these rates with our long distance competitors. We agreed with our long distance competitors to maintain the same interconnection rates for 2007 and 2008 that have applied since 2002.

Customers are free to choose a competing carrier at any time. An independent organization confirms all requests to change long distance carriers. In addition to pre-subscription, customers eventually may be able to select a long distance carrier on a call-by-call basis by dialing a three-digit prefix. In general, our competitors have focused their attention on obtaining market share in Mexico’s most profitable markets, such as the major cities and high-volume users of international and domestic long distance service.

Competition in the Mexican market for fixed-line local services began in 1999. As of December 31, 2006, 27 carriers have licenses to provide local fixed-line and wireless telephony and 10 carriers hold 18 licenses for cellular and mobile telephony. All 10 cellular and mobile licensees are owned by only three companies: Radiomóvil Dipsa, S.A. de C.V., or Telcel, Telefónica Móviles México, S.A. de C.V., or Telefónica Móviles, and Grupo Iusacell, S.A. de C.V. At the end of 2006, there were 10 fixed-line and wireless local operators (in addition to Telmex and Telnor), primarily carriers competing in regional markets, mainly in Mexico City, Guadalajara, Monterrey and other large cities. Axtel and Maxcom are our principal fixed-line local competitors. To date, our competitors in local service have focused on servicing first-time customers and providing second lines in new housing, as well as inducing our customers to switch carriers.

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

At December 31, 2006, we estimate that our market share in Mexico was 79.1% in domestic long distance service and 78.3% in international long distance service measured on the basis of total number of billed minutes generated by our local customers making domestic and international long distance calls in cities open to competition. At December 31, 2006, our market share in Internet access services was 58.2% of dial-up connections and 69.0% of broadband connections, measured on the basis of the total number of Internet access accounts in Mexico. Compared to the approximately 18.3 million fixed lines in service in our network, at December 31, 2006 our local fixed-line competitors had approximately 1.6 million lines in service, which represented an increase in the number of our competitors’ lines of service of 41.6% in 2006 and 26.2% in 2005. In local service and public telephony, we also face competition from cellular carriers, which we estimate had a combined total of 57.0 million cellular lines in service at year-end 2006. We anticipate continued intense competition as mobile carriers promote mobile-to-mobile calls and messages as cheaper alternatives to fixed-to-mobile calls. We also face increasing competition in international and domestic long distance and local services from VoIP, a technology that transmits ordinary telephone calls over the Internet.

Regulation

Our business is subject to comprehensive regulation and oversight by the Communications Ministry and Cofetel. The Communications Ministry is part of the executive branch of the Mexican federal government, and Cofetel is an agency of the Communications Ministry. Regulation and oversight are governed by the Law of General Means of Communication (Ley de Vias Generales de Comunicación, or the General Communications Law), the Federal Telecommunications Law (Ley Federal de Telecomunicaciones) and the related Telecommunications Regulations adopted by the Communications Ministry and Cofetel, the Concession and other concessions and licenses granted by the Communications Ministry. We are also subject to oversight by the Agency for Consumer Protection (Procuraduría Federal del Consumidor) and the Competition Commission (Comisión Federal de Competencia).

Set forth below is a summary of certain provisions of the General Communications Law, the Federal Telecommunications Law, the Telecommunications Regulations and our concessions.

General

The General Communications Law, the Federal Telecommunications Law and the Telecommunications Regulations provide the general legal framework for the regulation of telecommunications services in Mexico. The Federal Telecommunications Law replaced most of the provisions of the General Communications Law relating to telephone communications, but those provisions of the General Communications Law not specifically addressed in the Federal Telecommunications Law remain in effect. The Telecommunications Regulations implement particular provisions of the Federal Telecommunications Law, and regulations implementing other provisions of the law are pending. The objectives of the Federal Telecommunications Law are to promote the efficient development of the telecommunications industry, to encourage fair competition in the provision of quality, low-priced services and to assure satisfactory breadth of coverage of the Mexican population.

Recent Developments

There have been recent changes to Mexican law that may affect our business. In April 2006, the Mexican Congress approved an amendment to the Federal Telecommunications Law and the Federal Radio and Television Law (Ley Federal de Radio y Televisión). The amendment allows radio and television broadcasters to provide telecommunications services after complying with certain conditions and makes Cofetel responsible for overseeing all telecommunications services, including those related to broadcasting. Subsequently, approximately one-third of the Mexican Senate objected to the validity of the amendment in a proceeding before the Mexican Supreme Court (Suprema Corte de Justicia de la Nación). In June 2007, the Supreme Court declared invalid various provisions of the two laws, including those that would allow radio and television broadcasters to provide telecommunications services without seeking more than a simple authorization and to use their frequencies free of charge, and concluded that such broadcasters would be required to participate in public bidding processes in order to obtain frequencies for use in providing such services.

In April 2006, the Communications Ministry proposed regulations that would permit paid audio and television concessionaires to provide fixed-line local telephone services and local telephone service providers like us to provide paid audio and television services. This would facilitate the convergence of voice, data and video services into one integrated product that could be delivered over a broadband network. In October 2006, the Communications Ministry adopted the regulations. The regulations provide for the amendment of existing concessions to allow their holders, including Telmex, to provide these new services, subject to certain regulatory steps to be taken by Cofetel and the satisfaction by Telmex of certain conditions, including the implementation of network interoperability and telephone number portability as well as the adoption of an interconnection framework. To date, the regulatory process has not been completed. Once the prescribed regulatory steps have been taken and we have satisfied all conditions, we intend to begin providing paid audio and television services in accordance with the terms of these regulations.

The changes described above are recent and we cannot predict their outcome. We are also unable to predict the actions of broadcasting companies or paid audio and television concessionaires, but they could result in the entry of new competitors to our business.

In April 2006, the Mexican Congress approved an amendment to the Antitrust Law (Ley Federal de Competencia Económica), which was published in the Official Gazette in June 2006. New regulations pursuant to the amended Antitrust Law are expected to be published in the near term. The amendment strengthens the authority of the Competition Commission, by among other things providing the Competition Commission with the ability to issue opinions that are binding on other governmental entities. The amendment also expands the definition of monopolistic practices, provides a more rigorous approval process for business combinations and establishes more stringent penalties, including substantially higher fines and the divestiture of assets. As a result of this amendment, it is likely that the Competition Commission will more actively enforce the Antitrust Law, which could restrict our operations and increase competition.

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

Concessions

Under the Federal Telecommunications Law and the Telecommunications Regulations, a provider of public telecommunications services must operate under a concession granted by the Communications Ministry. Such a concession may not be transferred or assigned without the approval of the Communications Ministry. A concession to provide public fixed-line local and long distance services generally has a term of up to 30 years and may be extended for additional 30-year terms. Our Concession was granted in 1976 and amended in August 1990, and will expire in 2026. Our subsidiary Teléfonos del Noroeste, S.A. de C.V., or Telnor, holds a separate concession in two states in northwestern Mexico, which will also expire in 2026. The material terms of the Telnor concession are essentially the same as the terms of the Concession.

Operators of private networks that do not use electro-magnetic frequencies are not required to obtain a concession to provide private telecommunications services but are required to obtain approval from the Communications Ministry.

In addition to the Concession, we currently hold concessions for the use of frequencies to provide wireless local access and point-to-point and point-to-multipoint transmission, which we obtained from Cofetel through a competitive bidding process. These concessions are granted for a term of up to 20 years and may be extended for additional 20-year terms.

Termination of the Concession

The Concession provides that it will remain in force until 2026 and that we may renew it for an additional 15-year term, subject to additional requirements the Communications Ministry may impose. Thereafter, it may be renewed for successive 30-year terms as provided under the Federal Telecommunications Law.

The General Communications Law provides that upon the expiration of the Concession the Mexican government is entitled to purchase our telecommunications assets at a price determined on the basis of an appraisal by a public official, and the Telecommunications Regulations provide that upon expiration of the Concession the Mexican government has a right of first refusal to acquire our telecommunications assets. However, the General Communications Law also provides that in certain cases, upon expiration of the Concession our telecommunications assets will revert to the Mexican government free of charge. There is substantial doubt as to how these provisions of the General Communications Law and the Telecommunications Regulations would be applied, and accordingly there can be no assurance that upon expiration of the Concession our telecommunications assets would not revert to the Mexican government free of charge.

The General Communications Law, the Federal Telecommunications Law and the Concession include various provisions under which the Concession may be terminated before its scheduled expiration date. Under the General Communications Law and the Federal Telecommunications Law, the Communications Ministry may cause early termination of the Concession in certain cases, including:

•	Failure to comply with the terms of the Concession;

•	Interruption of all or a material part of the services provided by us;

•	Transfer or assignment without Communications Ministry approval of the Concession, the rights provided under the Concession or any asset used to provide telephone service;

•	Violation of the prohibition against ownership of our shares by foreign states;

•	Violation of the prohibition against any material modification of the nature of our services without prior Communications Ministry approval; and

•	Breach of certain other obligations under the General Communications Law and the Federal Telecommunications Law.

In addition, the Concession provides for early termination by the Communications Ministry following administrative proceedings in the event of:

•	Material and continuing violation of any of the conditions set forth in the Concession;

•	Material failure to meet any of the service expansion requirements under the Concession;

•	Material failure to meet any of the requirements under the Concession for improvement in the quality of service;

•	Engagement in any telecommunications business not authorized under the Concession and requiring prior approval of the Communications Ministry;

•	Following notice and a cure period, failure without just cause to allow other concessionaires to interconnect their telephone networks to our telephone network; or

•	Our bankruptcy.

Under the Federal Telecommunications Law, our concessions could be terminated if: (a) the term of any concession expires; (b) we resign our rights under any concession; (c) the Mexican government through the Communications Ministry expropriates any of the concessions; (d) we are liquidated or become bankrupt; or (e) the Communications Ministry revokes any of the concessions.

The General Communications Law provides that in the event of early termination of the Concession for certain specified causes, including violation of the prohibition on ownership of our shares by foreign states, we would forfeit all of our telecommunications assets to the Mexican government. In the event of early termination of the Concession for any other causes, the General Communications Law provides that a portion of our telecommunications assets would revert to the Mexican government free of charge, and that we may be required to dismantle the remaining portion. There is substantial doubt as to whether the provisions of the Concession and the Telecommunications Regulations regarding the consequences of expiration of the Concession would apply to mitigate the provisions of the General Communications Law in the event of early termination.

Our assets and rights under the concessions may also be temporarily seized by the Communications Ministry.

Dominant Carrier Regulations

The Federal Telecommunications Law provides that if a company is determined to be dominant in a relevant market, the Communications Ministry has the power to adopt specific regulations on rates, quality of service and information provided by the dominant company. In February 1998, the Competition Commission issued a resolution confirming its determination that we are a dominant carrier in the following markets: (a) local telephone service, (b) access service, (c) inter-urban transport, (d) domestic long distance service and (e) international long distance service.

In September 2000, Cofetel adopted dominant carrier regulations, specifically applicable to us as a dominant carrier. It is difficult to assess the impact these regulations would have had on rates or competition, in part because neither the methodologies nor the procedures for their implementation were fully specified. We believe, however, that if similar regulations were to be implemented in the future, they would, to some degree, reduce our flexibility to adopt competitive market policies.

After the Competition Commission issued the February 1998 resolution, we commenced proceedings in the Mexican federal courts challenging the constitutionality of the resolution and the validity of the dominant carrier regulations. In challenging this and all subsequent resolutions of the Competition Commission, we asserted that they constituted a unilateral amendment of the terms of our Concession, which we believe is not permitted under the Mexican constitution or the terms of the Concession itself. We also asserted that the determination that we are a dominant carrier, on which Cofetel’s power to issue these regulations was predicated, was flawed because the Competition Commission made its determinations in 1997 in reliance on earlier findings that were out of date, and because its determinations did not extend to all the markets covered by the dominant carrier regulations. Finally, we objected to the specific rate rules imposed by the dominant carrier regulations on a variety of grounds, including that they gave Cofetel excessive discretion, that they would unfairly burden competition and that they did not adequately permit us to recover our investments in infrastructure.

Following several appeals, the February 1998 resolution of the Competition Commission was held unconstitutional in May 2001. In May 2002, several resolutions issued by the Competition Commission and Cofetel were nullified, including the September 2000 Cofetel resolution adopting the dominant carrier regulations.

In May 2001, the Competition Commission addressed the defect of the February 1998 resolution and issued a new resolution with practically the same terms in which it concluded that we are a dominant carrier in the same five markets. In April 2004, a Mexican federal court decided in favor of our constitutional challenge to the resolution and declared the resolution invalid. In September 2004, the Competition Commission issued additional resolutions in which it again concluded that we are a dominant carrier, and in October 2004, we again commenced constitutional proceedings in the Mexican federal courts challenging the validity of the new resolutions. Following several judicial decisions and appeals, the Competition Commission issued a resolution in February 2007, approved by the unanimous vote of all its members, revoking all of its prior resolutions and definitively closing the case. There can be no assurance, however, that the Competition Commission or Cofetel will not issue new resolutions or regulations that are substantially similar to those that we successfully challenged, or that our judicial challenges will be successful in the future.

Rates

The General Communications Law, the Federal Telecommunications Law and the Telecommunications Regulations provide that the basis for setting the rates charged by a telecommunications concessionaire is set forth in its concession.

Under the Concession, our rates in any period for basic telephone services, including installation, monthly rent, measured local service and long distance service, are subject to a ceiling on the price of a “basket” of such services weighted to reflect the volume of each service provided by us during the preceding period. There is also a price floor based on our average long-run incremental cost. Within this aggregate price range, we are free to determine the structure of our own rates. We must register our rates with Cofetel before they may take effect.

The price cap varies directly with the Mexican National Consumer Price Index, permitting us to raise nominal rates to keep pace with inflation, subject to consultation with the Communications Ministry. We have not raised our nominal rates since March 2001 for local service and since March 1999 for long distance service. Under the Concession, the price cap is also adjusted downward periodically to pass on the benefits of our increased productivity to our customers. The Communications Ministry sets a new periodic adjustment for every four-year period to permit us to maintain an internal rate of return equal to our weighted average cost of capital. The Communications Ministry fixed the adjustment per quarter in nominal terms at 0.74% for 2003-2006 and 0.84% for 2007-2010. For services extending beyond basic telephone service, the Federal Telecommunications Law and the Concession permit us, under certain conditions and subject to registration with Cofetel, to set our prices free of rate regulation. These services include data transmission, directory services and services based on digital technology, such as caller ID, call waiting, speed dialing, automatic redialing, three-way conference and call transfer.

Competition

The Telecommunications Regulations and the Concession contain various provisions designed to introduce competition in the provision of telecommunications services. In general, the Communications Ministry is authorized to grant concessions to other parties for the provision of any of the services provided by us under the Concession. There are currently 14 competing long distance carriers operating in Mexico (including Telmex and Telnor) and concessions have been granted to a total of 33 long distance companies, all of which also have concessions for international long distance services. As of February 2007, there were 27 local fixed-line and wireless licensees (including Telmex and Telnor), primarily in Mexico City, Guadalajara, Monterrey, Puebla and other large and medium-sized cities. See —Mexican Operations—Competition. Concessions are not required to operate certain private local telecommunications networks or to provide value-added services, although other authorizations may be required.

Some operators are offering VoIP services, although the application of current regulations to these services is unclear. With respect to international long distance services, Cofetel rules cover matters such as the termination of international calls and mechanisms for routing calls into and out of Mexico. Currently, international traffic must be carried by Mexican concessionaires and through authorized international gateways consistent with Cofetel’s international long distance rules.

In 2003, the Communications Ministry expanded the concessions granted to cable television operators to permit them to provide bidirectional transmission of data. In addition, in 2004, the Communications Ministry began to permit cable operators to provide signal-transmission services to local fixed-line operators and data and broadband Internet access services to the Mexican public. Our Concession permits us to distribute, with prior authorization, television signals through our network to companies authorized to provide television services to the public, but we are not allowed to hold a concession to provide television signals to end users. Recent regulations adopted by the Communications Ministry would allow, after certain prerequisites have been met, paid audio and television concessionaires to provide fixed-line local telephone services and local telephone service providers like us to provide paid audio and television services. See —Regulation—Recent Developments.

The competitive environment in the Mexican telecommunications market has been the subject of controversy and of attention from Mexican regulators and from abroad. In particular, in now-revoked resolutions, the Competition Commission determined that we were a dominant provider of certain telecommunications services, and Cofetel adopted specific regulations applicable to us as a dominant carrier, which regulations were later nullified by Mexican federal courts. See —Regulation—Dominant Carrier Regulations. The Competition Commission also has repeatedly ruled that we have engaged in “relative” anti-competitive practices, which are less significant violations than “absolute” anti-competitive practices and carry lower fines. Most of these rulings have been declared null and void by federal courts or withdrawn by the Competition Commission.

In August 2000, the United States initiated a WTO dispute settlement against Mexico regarding alleged illegal barriers to competition in the Mexican telecommunications market. In June 2004, the United States and Mexico reached an agreement under which Mexico eliminated its uniform settlement rate system, its proportional return system and its requirement that the Mexican carrier with the greatest share of outgoing traffic to a particular country negotiate the settlement rate for that country on behalf of all Mexican carriers. Mexico also agreed to introduce new regulations authorizing the resale of outgoing international long distance service. In August 2005, Mexico adopted regulations authorizing resale of outgoing international and domestic long distance service, which will likely add to the downward pressure on the prices we charge our customers for our long distance services.

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

The Concession provides that other terms of interconnection, including fees, are to be negotiated between us and each other long distance carrier, and that, in the event the parties are unable to agree, the Communications Ministry imposes the terms. We were unable to agree with our competitors on interconnection rates for 1997 through 2000, and accordingly Cofetel imposed rates which were subsequently the subject of numerous legal challenges. Since 2002, however, we have agreed with competing long distance carriers to an interconnection rate of U.S.$0.00975 per minute and per interconnection point. This rate will apply through December 31, 2008.

In Mexico, under the “calling party pays” system, our fixed-line customers pay us an interconnection charge when they call a mobile telephone, and we pay 76% of that amount to the mobile carrier that completes the call. Historically, this interconnection charge applied only to local calls. In November 2006, however, Cofetel extended the “calling party pays” charge to domestic and international long distance calls, while concurrently eliminating the fee that cellular carriers charge their customers for receiving long distance calls from fixed-line and mobile callers. In December 2006, we entered into an agreement with all cellular carriers to terminate all existing disputes with respect to international and long distance “calling party pays” rates. The agreement established declining “calling party pays” rates for local, domestic long distance and international long distance calls through 2010.

NON-MEXICAN OPERATIONS

Through our subsidiaries, we provide voice, data and Internet access services in Brazil, Argentina, Chile, Colombia and Peru. The revenues of our non-Mexican operations represented 26.7% of our consolidated revenues for 2006. We commenced operations outside Mexico through our acquisition of AT&T Latin America Corp., or AT&T Latin America, in February 2004 (with operations in all five countries), Techtel-LMDS Comunicaciones Interactivas, S.A., or Techtel, in April 2004, Chilesat Corp. S.A., or Chilesat, and Metrored Telecomunicaciones S.R.L., or Metrored, in June 2004 and Embratel Participações S.A., or Embratel, in a series of transactions beginning in July 2004. In 2005, we acquired a non-controlling interest in the Brazilian cable television provider Net Serviços de Comunicação S.A., or Net, which we transferred to Embratel later in 2005. In 2006, we acquired Superview Telecomunicaciones S.A., or Superview, a cable television provider in Colombia and a controlling interest in Cobalt Publishing LLC, a publisher of Spanish-language directories in the United States. In 2007, we acquired a telecommunications provider in Ecuador and entered into agreements to acquire cable television providers in Colombia and Peru.

The following table sets forth selected financial information for the year ended December 31, 2006, expressed in constant pesos as of December 31, 2006 and as a percentage of our total consolidated group.

	Year Ended December 31, 2006
	(in millions of constant Mexican pesos as of December 31, 2006, except percentages)
	Mexico			Brazil			Other Countries (1)			Consolidated (2)
Revenues	P.	128,267	73.3%	P.	42,676	24.4%	P.	4,926	2.8%	P.	175,006	100.0%
Operating income		47,756	98.9		307	0.6		219	0.5		48,291	100.0
Assets(3)	P.	368,230	76.1%	P.	106,320	22.0%	P.	9,069	1.9%	P.	483,619	100.0%

(1)	Includes all other revenues, which consist of intersegment revenues that have to be eliminated upon consolidation.
(2)	Includes elimination of intersegment revenues.
(3)	Assets include plant, property and equipment (without deducting accumulated depreciation), construction in progress, advances to suppliers and inventories for operation of the telephone plant. See Note 16 to our audited consolidated financial statements.

Brazil

Embratel

We operate in Brazil through Embratel Participações S.A. and its subsidiaries. Throughout this Annual Report, we refer to Embratel Participações S.A. and, where the context requires, its consolidated subsidiaries, as Embratel. Of our revenues from our Brazilian operations in 2006, 68.6% was attributable to voice services (including local services), approximately 27.5% was attributable to data services and the remainder was attributable to other services. Voice services include domestic and international long distance and local service. Data services include data and Internet access services. Other services include the transmission of television and radio, telex and mobile satellite communications services.

Embratel holds concessions and authorizations to provide voice services. The domestic and international long distance concessions were renewed in December 2005 and will expire in December 2025. The initial grant of the concessions did not require payment of a fee, but beginning in 2006, Embratel is required to pay a fee every two years equal to 2.0% of the annual net revenues from the provision of long distance services in the prior year (excluding taxes and social contributions).

As of December 31, 2006, we owned 98.0% of the outstanding voting stock and 95.9% of the outstanding non-voting stock of Embratel (97.0% of the total outstanding capital stock) as a result of a series of transactions from 2004 through 2006. In July 2004, we purchased 51.8% of the outstanding voting stock of Embratel from MCI for a cash purchase price of P.4,958 million (U.S.$400 million). We purchased additional voting stock through a tender offer in December 2004; both voting and non-voting stock in 2005 in Embratel’s approximately U.S.$700 million capital increase; and new voting stock in October 2005, valued at approximately P.4,785 million (U.S.$432.4 million) (based on the Bank of Brazil’s commercial selling rate of 2.2623 for real/U.S. dollar exchanges on the date of transfer) in exchange for the capital stock of Telmex do Brasil and our 37.1% interest in Net.

In May 2006, we announced a cash tender offer for any and all publicly held shares of Embratel’s voting and non-voting stock at a price of 6.95 Brazilian reais per 1,000 shares, plus an adjustment at a monthly index published by the Bank of Brazil. The tender offer was registered in September 2006 by the Brazilian Securities and Exchange Commission (Commissão de Valores Mobiliários, or CVM) and launched simultaneously in Brazil and the United States in October 2006. In accordance with the terms of the tender offer, in November 2006 we acquired through an auction held on the São Paulo Stock Exchange (Bolsa de Valores de São Paulo, or Bovespa) all tendered shares of Embratel’s voting and non-voting stock, including non-voting shares represented by ADSs, increasing our interest in Embratel to 98.0% of the outstanding voting stock and 94.7% of the outstanding non-voting stock. As required under Brazilian law, we continued to purchase shares at the tender offer price following the expiration of the tender offer. As of June 30, 2007, we owned approximately 98.0% of Embratel’s total outstanding capital stock. In March 2007, we caused Embratel to terminate the deposit agreement governing its ADSs, followed by the delisting of its ADSs and non-voting stock from the New York Stock Exchange in April 2007. In June 2007, Embratel filed a Form 15F with the SEC to terminate its reporting obligations under the U.S. securities laws.

Through Embratel and its subsidiaries, we are one of the leading providers of communications services in Brazil. Of Embratel’s total revenues in 2006, approximately 61% were derived from corporate customers and the remainder from residential customers. Our principal service offerings in Brazil include domestic and international long distance, local, data and other communications services. Through Embratel’s high-speed data network, we offer a broad array of products and services to a substantial number of Brazil’s 500 largest corporations. Telmex do Brasil provides telecommunications services to corporate customers in Brazil’s largest cities, including Rio de Janeiro and São Paulo, complementing Embratel’s business in those cities.

The Brazilian domestic and international long distance markets are increasingly open to full competition. Competitors have gained market share at our expense and are placing pressure on our prices and competing with us for desirable customers in the long distance and data businesses. In response to these competitive pressures, we are pursuing a marketing strategy to increase and retain our customer base in Brazil and further develop our service offerings with a focus on price clarity and attractive pricing.

Embratel was founded in 1965 and later became the long distance subsidiary of Telecomunicações Brasileiras S.A. – Telebrás, or Telebrás, the Brazilian government-owned telephone company. In 1998, Telebrás was broken up into 12 new holding companies, which were then privatized, including one holding company, Embratel, for the domestic and international long distance operator. After the opening up of the Brazilian local service market, Embratel began providing local telephone services in 2002. In 2003, Embratel acquired Vésper S.A. and Vésper São Paulo S.A. and their subsidiaries, wireless local loop, local service and broadband data operators with operations in São Paulo and 16 other Brazilian states. In November 2005, Embratel bolstered its offerings of value-added services such as net integration and outsourcing through the acquisition by its principal operating subsidiary of 100% of the capital stock of PrimeSys Soluções Empresariais S.A., or PrimeSys.

Through Embratel’s subsidiary Star One S.A., or Star One, we are also Brazil’s leading provider of satellite services, with applications including broadcasting, broadband data and telephony. Star One currently has four satellites in orbit, which cover the entire territory of Brazil as well as Argentina, Uruguay and Paraguay. Star One also owns 11 transponders on board of AMC-12 operated by SES Americom. We expect to replace one of the satellites by the third quarter of 2007 with a new satellite that will provide coverage over South America and part of Florida. We also expect to replace another satellite by the fourth quarter of 2007 with a new satellite that will provide coverage over South America, Mexico, the west coast of the United States and part of Florida.

Embratel owns the largest long distance telecommunications network in Latin America and the largest network of broadband fiber optic transmission systems in Brazil. The network, which connects all of the regional fixed-line and cellular operators throughout Brazil, uses a 100% digital switching system for voice and data services, and packet-switched data communications in asynchronous transfer mode, or ATM, and frame relay networks for data and Internet access services. The domestic long distance and international transmission facilities extend to all 26 states and the Federal District of Brazil and include fiber optic, digital microwave, satellite and copper wireline networks.

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

Since March 2006, Embratel and Net have jointly offered a package consisting of paid television, broadband Internet and voice services to residential customers along Net’s network.

Investment in Net

Embratel owns a non-controlling interest in Net, the largest cable television operator in Brazil. As of December 31, 2006, Net had approximately 1.8 million connected cable television subscribers and 727 thousand subscribers to its high-speed cable modem Internet access service. As part of the package provided jointly with Embratel, Net also offers the “Net Fone via Embratel” voice service, which had approximately 182 thousand subscribers as of December 31, 2006. Net had total revenues under U.S. GAAP of U.S.$1,144.7 million (P.12,448 million) and net income of U.S.$204.7 million (P.2,226 million) during 2006.

In 2005, pursuant to agreements with Globo Comunicações e Participações S.A., Distel Holding S.A. and Roma Participações Ltda. (together, Globo), we acquired (a) 49% of the voting interests and all of the non-voting interests in GB Empreendimentos e Participações S.A., or GB, a special-purpose company that owns 51% of the voting shares of Net and (b) 37.4% of the voting and 7.7% of the non-voting shares of Net. Globo owns the remaining 51% of the voting interests in GB. The total cost of these transactions was U.S.$313 million (P.3,569 million), and our resulting total direct and indirect equity interest in Net was 37.1% (calculated by multiplying the shares of Net held by GB by our percentage equity interest in GB, and adding the shares we owned directly in Net).

In October 2005, we transferred our interest in Net to Embratel for new voting stock of Embratel valued at approximately P.3,865 million (U.S.$349.3 million) (based on the Bank of Brazil’s commercial selling rate of 2.2623 for real/U.S. dollar exchanges on the date of transfer). In May 2006, Embratel acquired, in exchange for R$240.9 million, an additional 5.1% interest in Net from Globo Comunicações e Participações S.A. and one of its subsidiaries. In addition, in May 2006, in exchange for R$65.1 million, Embratel acquired the rights of Globo Comunicações e Participações S.A. to acquire additional shares of Net in a capital increase. Embratel exercised these rights in June 2006, thereby increasing its total direct and indirect equity interest in Net to 43.1%. As a result of Net’s acquisition of a 36.7% interest in Vivax S.A., or Vivax, the second largest cable television provider in Brazil, in exchange for newly issued shares of Net valued at R$537 million, Embratel’s total direct and indirect equity interest in Net decreased to 39.9% in December 2006. Net also entered into an agreement to acquire the remaining interest in Vivax through the issuance of additional new shares of Net. The transaction has received the necessary regulatory and shareholder approvals. Following its completion, Vivax will become a wholly owned subsidiary of Net and Embratel’s interest in Net will likely be diluted further.

Under current Brazilian law governing cable operators, because Embratel is not controlled by Brazilian persons, it is not permitted to control Net. Globo owns a majority of the voting interests in GB, which owns a majority of the voting shares of Net. If Brazilian law changes to allow Embratel to own a controlling interest in Net, Embratel has the right to purchase an additional interest in GB to give it control of 51% of the voting shares of Net, and Globo has the right to cause Embratel to purchase such interest.

Regulation

The Brazilian Telecommunications Law (Lei Geral das Telecomunicações Brasileiras) provides a framework for telecommunications regulation. Pursuant to Article 8 of the Telecommunications Law and Decree No. 2,338 of October 7, 1997, the primary regulator of Embratel is the Brazilian Federal Telecommunications Agency (Agência Nacional de Telcomunicações, or Anatel).

Companies wishing to offer telecommunications services to consumers are required to apply to Anatel for a concession or an authorization. Concessions are granted for services in the public regime and authorizations are granted for services in the private regime.

Embratel’s concession for the provision of long distance service was renewed in December 2005 and will expire on December 31, 2025. The initial grant of the concession to Embratel did not require payment of a fee. Beginning January 1, 2006, Embratel is required to pay a fee every two years equal to 2% of the annual net revenues from the provision of long distance services in the prior year (excluding taxes and social contributions). This requirement will last throughout the rest of the 20-year renewal period.

Since the privatization of the Brazilian telecommunications system, concessionaires have been required to meet certain universal service and quality targets. Failure to meet these targets carries the possibility of fines and penalties from Anatel.

After the privatization of the Brazilian telecommunications system, authorizations were granted to new competitors wishing to offer switched fixed telephone services in the private regime, including local, intra-regional long distance, inter-regional long distance and international long distance services. Providers granted authorizations are not subject to the same obligations concerning network expansion (universal service obligations) and continuity of service as those applicable to concessionaires providing switched fixed telephone services in the public regime, although individual authorizations may contain certain related obligations. There are no limitations on the number of authorizations that may be granted. In July 2002, Telmex do Brasil obtained authorizations to provide local switched fixed telephone services and domestic and international multimedia communications services, which allow it to provide facilities-based voice services. The local switched fixed telephone authorization includes the seven largest business centers in Brazil.

In May 2005, Anatel consolidated the authorizations to provide local switched fixed telephone services held by Embratel and Telmex do Brasil. In August 2005, pursuant to requirements of Anatel, Embratel eliminated all overlapping service areas with its affiliates, including Telmex do Brasil.

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

Competition

The strongest operators in Brazil’s telecommunications market are the companies that were split off from Telebrás, the former government-owned telephone company, upon its privatization, Telefónica S.A., or Telefónica, Brasil Telecom S.A., or Brasil Telecom, and Telemar Participações S.A., or Telemar. Following the breakup and privatization of Telebrás, three “mirror companies” were created by the auction of mirror licenses to provide local services over public switched networks in the same geographic areas served by the incumbent carriers. In 2003, Embratel acquired Vésper S.A. and Vésper São Paulo S.A., two of the three mirror companies. Global Village Telecom holds the third mirror license for local service. Intelig holds a mirror license for the provision of domestic and international long distance service, in competition with Embratel.

Since 2002, the Brazilian federal government has been authorized to grant an unlimited number of authorizations for the provision of any type of telecommunications service. Embratel was granted a nationwide license in August 2002 to provide local telephone service after it met certain universal service requirements.

Our principal competitors in Brazil vary by region and type of service. In northern and eastern Brazil, we compete with Telemar and CTBC Telecom for local services and Telemar and Intelig for long distance services. In São Paulo, we compete with Telefónica for local services and Telefónica and Intelig for long distance services. In southern and western Brazil, we compete with Brasil Telecom and Global Village Telecom for local services and Brasil Telecom and Intelig for long distance services.

Argentina

Techtel LMDS Comunicaciones Interactivas S.A., or Techtel, Telmex Argentina S.A. and Metrored Telecomunicaciones S.R.L., or Metrored, are our three Argentine subsidiaries. They provide data, Internet access and local and long distance voice services to corporate and residential customers in Argentina; operate fiber optic rings in metropolitan areas that provide “last-mile” access to reach our customers; and offer data administration and hosting through two data centers. In 2006, we extended our yellow page directory operations to Argentina.

The main telecommunications regulatory authorities in Argentina are the Secretary of Communications (Secretaría de Comunicaciones) and the Communications Commission (Comisión de Comunicaciones), both under the authority of the Ministry of Federal Planning, Public Investment and Services. Telefónica de Argentina S.A. and Telecom Argentina S.A. are our main competitors. Several new entrants in the Argentine telecommunications market, such as Impsat S.A., Comsat S.A. and NSS S.A., also compete with us in fixed-line telephony, public telephony, data and Internet access services.

With the purpose of expanding our access infrastructure and service offerings, in November 2006, we agreed to purchase 100% of Ertach, S.A., from Sociedad Comercial del Plata, S.A., a holding company which is currently subject to insolvency proceedings in Argentina, for U.S.$22.5 million, subject to adjustments. This acquisition is expected to close in the third quarter of 2007, subject to approval by the Argentine Secretary of Communications and by the judge presiding over the insolvency proceedings, in addition to certain other closing conditions. Ertach provides Internet access, data and voice services through a wireless network integrating Wireless Local Loop (WLL) and WiMax technologies over the 3.5 Ghz frequency band and covering more than 160 cities in Argentina.

In April 2004, we acquired an 80% indirect interest in Techtel in two separate purchases. We acquired a 20% interest from an affiliate of Techint Compañía Técnica Internacional S.A.C.I., or Techint, one of Argentina’s largest industrial groups, for P.310 million (U.S.$25 million). We subsequently acquired a 60% interest from América Móvil, on the same pricing terms, for P.930 million (U.S.$75 million). In June 2004, we acquired all of the assets of Metrored for P.167 million (U.S.$13.5 million).

In June 2004, we capitalized Techtel with P.271 million (U.S.$21.8 million) in cash to repay debt of Techtel and we indirectly capitalized Techtel’s Uruguayan subsidiary Telstar, S.A. in the amount of P.55 million (U.S.$4.4 million) to acquire telephone equipment, increasing our ownership of Techtel by 3.4%. After the capitalization, the Techint affiliate continued to hold the remaining 16.6% indirect interest in

Techtel. Pursuant to an agreement with the Techint affiliate, in June 2005, we exercised our right to acquire an additional interest in Techtel of approximately 10% for which we paid P.177 million (U.S.$15 million), increasing our ownership to 93.4%. In December 2005, pursuant to a further agreement with the Techint affiliate, we exercised our right to acquire the Techint affiliate’s remaining 6.6% indirect interest in Techtel for P.115 million (U.S.$10 million), thereby increasing our ownership in Techtel to 100%.

Techtel began providing long distance fixed line voice services and call center support in December 2000 and launched local fixed line voice services in August 2001. Currently, Techtel operates a local point-multipoint distribution service, or LMDS, and fiber optic network in Argentina, and provides voice, data, video and other telecommunications services. LMDS is a wireless service using radio signals to transmit voice, video and data.

In June 2004, we acquired a controlling interest in Metrored, which has one of the largest fiber optic networks in Buenos Aires. In 2005, Metrored established an international information center that monitors the services provided by us to our international customers located throughout Latin America which was further consolidated during 2006. Metrored is currently in the process of developing a new wireless network using pre-WiMax technology in the 3.3 Ghz frequency band to provide wireless telecommunications services to small and medium companies.

We have a fiber optic network of over 7,600 km that covers major cities in Argentina and reaches approximately 53% of its population. Our voice network covers approximately 80 interconnected cities. During 2006, we implemented a number of enhancements throughout our network in Argentina, including the national IP/MPLS platform, Softswitch technology, new nodes in the main Argentine cities and Metro Ethernet interface over the IP backbone, with the goals of simplifying network administration as well as providing complex services and higher capacities to our customers.

In 2006, over 51% of our revenues from operations in Argentina were attributable to voice services, approximately 36% to data and Internet access services, and the remainder to other services.

Chile

We started operations in Chile in February 2004, with the acquisition of all of the assets of AT&T Latin America, including AT&T Chile Holding S.A., renamed Telmex Chile Holding S.A., or Telmex Chile, which was organized as Telmex’s holding corporation in Chile. In April 2004, through Telmex Chile, we acquired approximately 40% of Chilesat Corp. S.A., or Chilesat, for P.652 million (U.S.$47 million) from Redes Ópticas, S.A. and RedesÓpticas, (Cayman) Corp., entities owned by Southern Cross Latin American Private Equity Fund L.P. and GE Capital Equity Investments, Ltd. In June 2004, through a cash bid required by Chilean law, we acquired an additional interest of 59.3% in Chilesat, increasing our ownership to 99.3%. Thereafter, we changed the name of Chilesat to Telmex Corp. S.A., or Telmex Corp. In June 2004, we successfully integrated the operations of Telmex Corp. and Telmex Chile and in April 2005, Telmex Chile caused the delisting of Telmex Corp. from the New York Stock Exchange, or NYSE.

At present, Telmex Chile is a provider of advanced telecommunications services. To business customers in Chile, we provide data transmission, long distance and local telephony, private telephony, virtual private and long distance networks, dedicated Internet access and high capacity media services. The range of Telmex Chile products also includes other advanced services, such as videoconference, virtual PABX, Internet hosting as well as datacenter and contact center services. In the residential market, we have focused our efforts on long distance and value-added services.

Our fiber optic network covers more than 4,600 kilometers of the continental territory of Chile from Arica to Santiago, Santiago to Valparaiso and Santiago to Valdivia. In the southern regions of Chile and Isla de Pascua, we use a satellite platform. We also own and operate metropolitan fiber networks covering Santiago and Chile’s other major cities.

Our fiber optic network in Santiago is arranged in a ring structure, the total length of which is 1,200 kilometers, and which is distributed through nodes located in the primary industrial and commercial districts of Santiago. In 2005, we introduced the first commercial 10 gigabit Metro Ethernet network in Santiago, which enables our network to offer integrated Internet Protocol, or IP, services to the corporate market. Our 10 gigabit Metro Ethernet network provides data transmission over a secure virtual private network that allows our customers to vary on demand the amount of bandwidth they require, from 10 Kbps to 10 Gbps, on specific days or at specific times of the day.

Of our revenues from Chilean operations in 2006, 63.9% was attributable to voice services, 33.8% to data and Internet access services and the remainder to other services. In 2006, Telmex Corp. and Telmex Chile together had a market share of 31.4% in the domestic long distance market and 16.6% in the international long distance market in Chile.

The General Telecommunications Law of 1982, as amended, established the legal framework for the provision of telecommunications services in Chile. The law established the rules for granting concessions and permits to provide telecommunications services and for the regulation of rates and interconnection. The main regulatory agency of the Chilean telecommunications sector is the Ministry of Transportation and Telecommunications, which acts primarily through the Undersecretary of Telecommunications, or Subtel. We hold licenses to provide local, domestic long distance and international long distance service, data services and value-added services.

In December 2005, Subtel assigned to Telmex Servicios Empresariales S.A., through a public bid, a national public local wireless telephony license in the 3.4 to 3.6 Ghz frequency band. This license will allow us to offer Next Generation IP integrated services using WiMax technology on a broader basis to small and medium-sized corporations in Chile.

We face strong competition in all of our business segments and we compete with Telefónica CTC Chile (the ultimate parent of which is Telefónica S.A.), Entel S.A. and five other carriers. This competition has been vigorous mainly in the corporate telecommunications market and in the international and domestic long distance public markets since the implementation of the multicarrier system, which requires local telephone companies to provide facilities that allow long distance carriers to access the local telephone network on an equal access basis.

Colombia

Through Telmex Colombia S.A., we provide data and Internet access services to corporate clients in Colombia through a metropolitan and inter-city fiber optic network. Of our Colombian operations for 2006, over 85% was attributable to data and Internet access services and the remainder was attributable to other services. We hold licenses to provide data and Internet access services, cable television services, local, domestic long distance and international long distance service, mobile telephone service, value-added services and video conferencing.

The main telecommunications regulatory authorities in Colombia are, with respect to cable and broadcast television, the National Television Commission and, with respect to other telecommunications services, the Communications Ministry and the Telecommunications Regulatory Commission. Our main competitors in Colombia are Telefónica Telecom, ETB and UNE, which offer fixed-line, Internet access and data services, as well as other companies that compete with us in specific geographic and product markets.

In 2006, we launched telephony services in the cities of Bogota and Cali, beginning with 5,000 lines for corporate customers and continuing with the expansion of our metropolitan fiber optic network in 20 large cities. We also acquired a network with national capacity that interconnects the major cities in Colombia and permits outflow to submarine cables.

In October 2006, we entered the cable television business with our U.S.$37.0 million acquisition of 99.2% of Superview Telecomunicaciones S.A., or Superview, a cable television provider in Bogota. In April 2007, we acquired 100% of each of TV Cable S.A. and TV Cable Comunicaciones S.A. E.S.P. (together, TV Cable) for U.S.$123.0 million. TV Cable offers cable television, Internet access and, recently, voice services in Bogota and Cali. In April 2006, we also acquired 100% of Medellin-based TV Cable Pacifico S.A. E.S.P., or Cable Pacifico, a cable television and broadband Internet access provider with operations in nine departments of Colombia, for U.S.$100.0 million plus a U.S.$30.0 million payment to obtain a national license.

In March 2007, we agreed to acquire 100% of the assets of Union de Cableoperadores del Centro, Cablecentro S.A., or Cablecentro, for approximately U.S.$245 million, and of Satelcaribe S.A., or Satelcaribe, for approximately U.S.$28 million, subject to regulatory approvals and a purchase price adjustment based on the number of customers at closing. Both companies offer cable television and Internet access services in more than 50 cities, including Bogota, Cucuta, Bucaramanga, Ubaque and Neiva through Cablecentro and in more than 15 cities, including Cartagena, Santa Marta, Valledupar, Sincelejo and Monteria through Satelcaribe. In February 2007, we agreed to acquire the assets of Teledinámica, S.A., a cable television and Internet access provider in Barranquilla, for U.S.$28 million. The integration of the licenses and operations of our newly acquired cable television subsidiaries will allow us to introduce a package consisting of paid television, broadband Internet access and voice services in Colombia.

In June 2007, the Colombian antitrust authority announced that it had begun an investigation of our acquisition of Superview, TV Cable and Cable Pacifico. We believe we have complied with all applicable Colombian laws and regulations relating to these acquisitions.

Peru

Through Telmex Perú, S.A., we provide data, Internet access, fixed-line telephony (including domestic and international long distance), public telephony, and Internet hosting services to corporate customers and residential customers in Lima and the interior of Peru through a fiber optic network and a last-mile wireless network, in the 3.5 Ghz band. In 2006, we extended our yellow pages directory operations to Peru. Of the revenues from our Peruvian operations in 2006, 61.7% of was attributable to voice services, 32.5% to data and Internet access services, and the remainder to other services.

The main telecommunications regulatory authorities in Peru are the Regulatory Body for Private Investment in Telecommunications (Organismo Regulador de la Inversión Privada en Telecomunicaciones, or OSIPTEL) and the Ministry of Transport and Communications (Ministerio de Transportes y Comunicaciones). Telefónica del Peru S.A., is our main competitor in fixed-line telephony, public telephony, data and Internet access services. Americatel Peru S.A., an affiliate of Telecom Italia, also competes with us in the fixed-line long distance market.

In 2006, we acquired concessions to provide wireless access services in the 3.5 Ghz band in Lima and eight provinces in Peru. We implemented 85% of the wireless access platform and began offering the services during the fourth quarter of 2006. In five provinces, the platform functions in the 10.5 Ghz band, providing point-to-point access capabilities. This platform allows us to broaden our service offerings to small and medium-sized business customers and expand our metropolitan network coverage.

In 2006, we also completed our local Ethernet Metro Network installation plan, with 13 access nodes in Lima and seven outside of Lima, of which two in the Amazon region, enabling us to offer higher data transport service quality as well as managed and value-added services to our customers. In addition, we completed the SDH Network for Metropolitan Transport in Lima, consisting of one main and five secondary rings. In July 2006, we began the installation of last generation Softswitch technology which will allow high quality, IP protocol based management of voice communication.

We have also invested in the construction of a national transport network, the Costera Dorsal, which began in 2006. This investment will enable us to optimize voice and data transport at a national level through our own infrastructure and to realize significant cost reductions.

In March 2007, we acquired 100% of Boga Comunicaciones S.A., a cable television provider with operations in the cities of Lima and Chiclayo. This acquisition allows us to introduce a package consisting of paid television, broadband Internet access and voice services in Peru.

United States

In April 2003, the U.S. Federal Communications Commission, or FCC, granted to our U.S. subsidiary, Telmex USA LLC, or Telmex USA, a facilities-based authorization permitting Telmex USA to install and operate telecommunications facilities in the United States. Telmex USA is also authorized to resell long distance services and sell prepaid telephone cards in the United States, and to collect installation and monthly rent payments for telephone lines in Mexico. As a result of the acquisition of the assets of AT&T Latin America and of Embratel, we also hold two infrastructure and sales authorizations in the United States.

Acquisition of Interest in 2Wire Inc.

In December 2005, we agreed with Alcatel and AT&T International (formerly SBC International, Inc. and one of our principal shareholders) to jointly invest in an aggregate 51% interest in 2Wire, Inc., or 2Wire, a broadband network equipment and service provider for homes and small offices in the United States. In January 2006, we acquired an 18.5% equity interest in 2Wire and in December 2006, we sold a 5.5% interest in 2Wire to AT&T International. Our current interest in 2Wire is 13.0%, valued at approximately U.S.$62 million.

Acquisition of Sección Amarilla USA (formerly Cobalt Publishing, LLC)

In October 2006, Telmex acquired an 80% interest in Cobalt Publishing LLC from Blue Equity LLC for U.S.$26.5 million. Subsequent to the acquisition, Cobalt Publishing LLC was renamed Sección Amarilla USA L.L.C., or Sección Amarilla USA. Sección Amarilla USA publishes Enlace, the Spanish-language telephone directory with the largest circulation in the United States, distributed in 19 states and through the Internet.

Ecuador

In March 2007, we acquired 100% of Ecuador Telecom S.A., or Ecutel, for U.S.$24 million. Ecutel holds a concession to offer fixed-line telephony (including long distance), public telephony and data transmission services as well as a license to use the 3.5 GHz frequency band, which allows the deployment of WiMax technology.

CAPITAL EXPENDITURES

The following table sets forth, in constant pesos as of December 31, 2006, our capital expenditures, before retirements, for each year in the three-year period ended December 31, 2006:

	Year ended December 31,
	2006		2005		2004
	(in millions of constant pesos as of December 31, 2006)
Data, connectivity and transmission network	P.	9,082	P.	10,187	P.	4,055
Internal plant		1,149		5,752		9,208
Outside plant		6,685		5,592		5,895
Systems		1,047		1,168		923
Other		3,574		2,919		2,279

Total capital expenditures	P.	21,537	P.	25,618	P.	22,360

Our capital expenditures decreased by 15.9% in 2006 due to lower investments in Mexico. In 2006, our consolidated capital expenditures totaled P.21.5 billion (U.S.$2.0 billion). Of our consolidated capital expenditures, our Mexican operations represented 58.1% (P.12.5 billion or U.S.$1.2 billion), our Brazilian operations represented 33.4% (P.7.2 billion or U.S.$672 million) and the remainder of our Latin American operations represented 8.5% (P.1.8 billion or U.S.$170 million).

We have budgeted capital expenditures in an amount equivalent to approximately P.24.7 billion (U.S.$2.2 billion) for the year 2007, including P.13.9 billion (U.S.$1.2 billion) in Mexico, P.7,901 million (U.S.$693 million) in Brazil, which includes P.1,847 million (U.S.$162 million) for investment in satellites, and P.2,897 million (U.S.$254 million) for our other operations in Argentina, Chile, Colombia, Peru and the United States. Budgeted capital expenditures for 2007 exclude any other investments we may make to acquire other companies. For subsequent years, our capital expenditures will depend on economic and market conditions. Our budgeted capital expenditures are financed through operating cash flows and limited borrowing.

OTHER MATTERS

Investments

We occasionally make investments and joint ventures in telecommunications-related businesses within and outside Mexico. We also invest in publicly traded equity securities of companies in technology and communications businesses. Our marketable securities are carried at market value, and gains and losses are recognized in our statement of income.

Portugal Telecom

In August 2006, we acquired 20.7 million common shares in Portugal Telecom, SGPS S.A., or Portugal Telecom, for P.2,850 million (U.S.$252.3 million) and subsequently sold approximately 3.7 million shares during 2006 and 2007. In April 2007, Portugal Telecom spun off its subsidiary PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS S.A., or PT Multimedia, through the distribution of all ordinary shares of PT Multimedia to the existing shareholders of Portugal Telecom. As a result, we now own approximately 2.7 million shares of PT Multimedia. As of May 31, 2007, our interests in Portugal Telecom and PT Multimedia represented approximately 1.6% of the total capital stock of each company.

MCI, Inc.

Through May 2005, we owned approximately 25.6 million shares of common stock of MCI, which represented approximately 8.1% of MCI’s outstanding common stock. Other parties that may have been deemed to be under common control with us held an additional interest of approximately 5.7% of MCI’s outstanding common stock. In April 2005, we and certain parties related to us entered into an agreement with Verizon and certain of its subsidiaries to sell to Verizon and certain of its subsidiaries our entire interest in common shares of MCI for a cash purchase price of U.S.$25.72 per share. We received approximately U.S.$660 million (P.8,334 million) for our 25.6 million MCI shares in May 2005. We recognized a gain of P.534 million as a result of the sale of these shares.

Plant, Property and Equipment

We have transmission facilities, exchanges, outside plant and commercial and administrative offices throughout Mexico. We own most of the locations of our exchanges and offices and lease other locations. We hold a small number of operating properties under financial leases, but the aggregate amount of such financing is not material to our operations as a whole. We carry casualty insurance against loss or damage to buildings, equipment contained in buildings and outside plant, including our fiber optic network. Outside Mexico, we hold additional facilities and offices in Brazil, Argentina, Chile, Colombia and Peru.

We have purchased equipment from a variety of suppliers, and there are sufficient alternative sources of equipment so that interruption of any source would be unlikely to cause a significant disruption to our operations or our investment plan.

The Telmex Foundation

The Telmex Foundation (Fundación Telmex, A.C.), established in 1996, is a not-for-profit entity active in the areas of education, health, nutrition, justice, culture, sports and natural disaster relief. We do not consolidate the Telmex Foundation in our financial statements.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion should be read in conjunction with the consolidated financial statements and notes thereto included in this Annual Report.

Our consolidated financial statements have been prepared in accordance with Mexican FRS, which differ in certain respects from U.S. GAAP. Note 18 to our audited consolidated financial statements provides a description of the principal differences between Mexican FRS and U.S. GAAP as they relate to us; a reconciliation to U.S. GAAP of operating income, net income and total stockholders’ equity; and a condensed statement of cash flows under U.S. GAAP.

Mexican FRS requires that the financial statements recognize certain effects of inflation. In particular:

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

•

all financial statements are restated in constant pesos as of December 31, 2006, based on weighted average factors that take into account the inflation rate and exchange rate fluctuations in each of the countries in which we operate. The weighting of the factors is determined according to the contribution to total revenues of our operations in each country.

We have not reversed the effect of inflation accounting under Mexican FRS in the reconciliation to U.S. GAAP of our net income and stockholders’ equity, except with respect to the methodologies for restatement of plant, property and equipment of non-Mexican origin and for restatement of financial statements of prior years. See Note 18 to our audited consolidated financial statements.

Our financial statements are presented in constant pesos, so all financial information is restated in pesos with purchasing power as of December 31, 2006. We refer to constant-peso figures as being “real,” as opposed to “nominal.” If nominal revenues or income do not increase by at least the rate of inflation, they decrease in real terms.

Overview

Total consolidated revenues grew 0.9% in 2006, primarily due to growth in corporate networks, Internet access and domestic long distance revenues by 11.7%, 11.1% and 2.2%, respectively, as well as a 12.6% increase in other revenues. In contrast, interconnection, international long distance and local service revenues decreased by 6.2%, 5.6% and 2.9%, respectively. Revenues from our non-Mexican operations accounted for 26.7% of total revenues in 2006, compared to 23.5% of total revenues in 2005.

In Mexico, our revenues decreased by 1.1% in 2006 due to lower real rates and a 10.0% decrease in the “calling party pays” rate that applies to fixed-to-mobile local calls. We have not raised our nominal rates since 2001, and we have given discounts for some domestic long distance and connectivity services, so in real terms our prices continue to fall. The number of lines in service declined by 0.7%, primarily due to the disconnection of 1.7 million lines, including 864 thousand prepaid lines that had payment problems or were not in use. Average revenue per line has also declined, partly because we have added new customers who have less disposable income and make less use of their lines.

Competition and changing technologies have had extensive effects on our financial performance, and it is difficult to predict their future impact. We expect continued pressure on prices for basic telephone services in Mexico. In local service, the rapid growth in mobile telecommunications has made them the principal competitor for local networks. In addition, local service faces competition from other means of communication such as private circuits and the Internet, including VoIP, a technology that transmits ordinary telephone calls over the Internet. The number of our broadband subscribers grew by 76.4% in 2006 and we expect that it will continue to grow and to affect usage of other services. Revenues from voice services (including local, long distance and interconnection) represented 75.6% of our consolidated revenues in 2006 (77.9% in 2005), while revenues from corporate networks and Internet access services represented 20.0% of our consolidated revenues in 2006 (18.1% in 2005).

Operating income decreased by 6.9% in 2006, but excluding the charges related to Brazilian taxes, operating income would have increased by 1.6%. Our consolidated operating margin was 27.6% in 2006 and 29.9% in 2005, while the operating margin of our Mexican operations was 37.2% in 2006 and 36.5% in 2005. Our operating margin in Mexico increased in 2006 because the reductions in costs and expenses were larger than the reduction in revenues. Our operating margin outside of Mexico decreased in 2006 because the growth in costs and expenses was larger than the growth in revenues due to the charges related to Brazilian taxes. Without those charges, our operating margin outside of Mexico in 2006 would have been 10.5% instead of 1.1%.

We frequently review possible acquisitions or other investments, with a focus on the telecommunications sector, particularly in Latin America, which could require the commitment of capital resources in addition to our budgeted capital resources. We may make further acquisitions that may increase the diversification of our business outside Mexico.

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

Effects of Acquisitions

As a result of our cash tender offer for all remaining outstanding shares of Embratel’s voting and non-voting stock in 2006, we increased our interest in Embratel from 72.3% to 98.0% of the total capital stock as of June 30, 2007. In 2006, Embratel’s equity interest in Net, which we acquired and transferred to Embratel in 2005, increased from 37.1% to 39.9%. We also acquired 99.2% of Superview, 80.0% of Sección Amarilla USA and 13.0% of 2Wire in 2006.

In 2004, we acquired Techtel, Chilesat, Metrored, a majority of the voting stock of Embratel and substantially all of the assets of AT&T Latin America. The consolidation of these companies affects the comparability of our 2005 results to our 2004 results, particularly since the largest of our 2004 acquisitions were not consolidated until the third quarter of 2004. Our consolidated financial statements reflect the consolidation of these companies as follows:

•	Telmex Argentina, Telmex do Brasil, Telmex Chile, Telmex Colombia and Telmex Perú (holding the assets of AT&T Latin America in each respective country) (since March 1, 2004),

•	Techtel (since May 1, 2004),

•	Metrored (since July 1, 2004),

•	Chilesat, now Telmex Corp. (since July 1, 2004),

•	Embratel (since August 1, 2004),

•	PrimeSys (since December 1, 2005),

•	Net (equity method since November 1, 2005),

•	Superview (since November 1, 2006), and

•	Sección Amarilla USA (since November 1, 2006).

Summary of Operating Income and Net Income

In the table below we set forth our operating revenues, operating costs and expenses and operating income (each expressed as a percentage of total operating revenues), as well as our comprehensive financing cost, provisions, equity in results of affiliates, minority interest and net income for each of the years in the three-year period ended December 31, 2006.

	Year ended December 31,
	2006			2005			2004
	(millions of pesos)		(percentage of operating revenues)	(millions of pesos)		(percentage of operating revenues)	(millions of pesos)		(percentage of operating revenues)
Operating revenues
Local service	P.	60,428	34.5%	P.	62,252	35.9%	P.	62,663	40.7%
Domestic long distance service		40,205	23.0		39,335	22.7		27,390	17.8
International long distance service		13,234	7.6		14,025	8.1		13,089	8.5
Interconnection service		18,365	10.5		19,586	11.3		21,139	13.7
Corporate networks		22,693	13.0		20,324	11.7		14,602	9.5
Internet access services		12,296	7.0		11,071	6.4		8,602	5.6
Other		7,785	4.4		6,912	3.9		6,567	4.2

Total operating revenues	P.	175,006	100.0	P.	173,505	100.0	P.	154,052	100.0

Operating costs and expenses:
Cost of sales and services		35,799	20.5		36,064	20.8		34,599	22.5
Commercial, administrative and general		35,035	20.0		29,174	16.8		24,684	16.0
Transport and interconnection		31,318	17.9		30,421	17.5		21,909	14.2
Depreciation and amortization		24,563	14.0		25,999	15.0		25,248	16.4

Total operating costs and expenses		126,715	72.4		121,658	70.1		106,440	69.1

Operating income		48,291	27.6%		51,847	29.9%		47,612	30.9%

Comprehensive financing cost:
Interest income		(3,648)			(4,060)			(3,280)
Interest expense		8,088			8,060			6,598
Exchange loss (gain), net		1,639			3,762			(29)
Monetary gain, net		(2,453)			(2,109)			(3,135)

		3,626			5,653			154

Income before income tax and employee profit sharing		44,665			46,194			47,458

Provisions for:
Income tax		13,059			12,310			13,601
Employee profit sharing		3,002			3,049			3,105

		16,061			15,359			16,706

Income before equity in results of affiliates		28,604			30,835			30,752
Equity in results of affiliates		458			69			(126)

Net income		29,062			30,904			30,626

Distribution of net income:
Majority interest		28,534			30,006			30,253
Minority interest		528			898			373

	P.	29,062		P.	30,904		P.	30,626

Revenues

Total revenues in 2006 were P.175,006 million, an increase of 0.9% over 2005, due to the growth of the revenues from our non-Mexican operations. In 2006, the portion of revenues attributable to our Mexican operations was 73.3% and the portion attributable to our non-Mexican operations was 26.7%. The percentage of our revenues attributable to voice services (including local, long distance and interconnection services) declined from 77.9% in 2005 to 75.6% in 2006, and we expect this trend to continue in 2007 as a result of greater growth in corporate networks and Internet access services, which accounted for 20.0% of our revenues in 2006, compared to 18.1% in 2005.

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

Revenues from local service decreased by 2.9% in 2006 and by 0.7% in 2005. For our Mexican operations, local service revenues were P.56,140 million in 2006 compared to P.58,062 million in 2005, a decrease of 3.3%, due to lower real rates, as our nominal rates remained unchanged for the sixth consecutive year, and a decrease in local traffic, reflecting the effects of competition from both wireless and other fixed-line service providers. These effects were partly offset by the higher penetration of digital services. The proportion of lines with at least one digital service (such as call waiting, caller ID, voicemail, three-way calling and call forwarding) rose to 44.2% in 2006, compared with 41.4% in 2005 and 38.2% in 2004. Revenues per line for our Mexican operations decreased by 7.9% to P.264.64 in 2006 from P.287.46 in 2005 and decreased by 11.6% to P.287.46 in 2005 from P.325.04 in 2004. The 34.2% increase in local revenue from our non-Mexican operations was due primarily to the increase in Embratel’s local revenues as a result of a 32% increase in residential lines.

The decrease in revenues from local service in 2005 was primarily due to the decrease in local service revenues from our Mexican operations as a result of lower real rates and a decrease in local traffic for the same reasons set forth above with respect to the decrease in 2006. This decrease was partly offset by the increase in Embratel’s local service revenues, without which revenues from local service would have decreased by 3.6% in 2005.

Domestic Long Distance Revenues

Operating revenues from domestic long distance service consist of (a) amounts earned from our customers and (b) amounts earned from other telecommunications operators for terminating their domestic long distance calls made to our customers. The amount of operating revenues from domestic long distance service depends on rates and traffic volume. Domestic long distance revenues increased by 2.2% in 2006 and by 43.6% in 2005. The increase in 2006 was primarily due to an increase in long distance revenues from Embratel and other subsidiaries outside Mexico, which totaled P.22,681 million in 2006. In 2006, Embratel’s domestic long distance traffic increased by 16.2%, primarily due to an increase in billed minutes principally related to calls originated on wireless devices and advanced voice services to corporate customers. With respect to our Mexican operations, domestic long distance revenues declined by 3.8% in 2006 due to a decrease in the average revenue per minute in real terms and a slower growth in domestic long distance traffic following the introduction of the “calling party pays” system for domestic long distance service in November 2006.

The increase in 2005 was due to the consolidation of long distance revenues from our subsidiaries outside Mexico, including Embratel, beginning in the second quarter of 2004. In 2005, although billed minutes increased by 6.9%, domestic long distance revenues from our Mexican operations declined by 1.6% due to lower real rates and customer discounts.

International Long Distance Revenues

Operating revenues from international long distance service consist of (a) amounts earned from our customers and (b) amounts earned from foreign telecommunications carriers for terminating international calls made to our customers. The amount of operating revenues from international long distance service depends on the volume of traffic, the rates charged to our customers, the rates charged by each party under agreements with foreign carriers, principally in the United States, and the effects of competition. We report international long distance revenues gross of the settlement amounts payable to foreign carriers, which are recorded in cost of sales and services. In 2006, settlement payments from foreign carriers represented 2.2% of our consolidated revenues and 29.6% of our international long distance revenues. Settlement payments under service agreements with foreign carriers are generally denominated in U.S. dollars.

International long distance revenues decreased by 5.6% in 2006 and increased by 7.2% in 2005. The decrease in 2006 was primarily caused by a decline in Embratel’s international long distance revenues due to lower international settlement rates for traffic ending in Brazil and a 7.2% decline in total billed traffic. International long distance revenues from our Mexican operations decreased by 0.6% due to lower real rates, partly offset by an increase in the revenue from international settlement payments in connection with higher traffic. Outgoing billed minutes grew by 4.8%, while incoming billed minutes grew by 31.8%.

The increase in 2005 was due to the consolidation of international long distance revenues from Embratel and other subsidiaries outside Mexico. Without this revenue, there would have been a decrease in revenue of 7.8% in 2005 due to lower international settlement rates, the effect of a one-time settlement payment of P.297 million that Telmex received from international operators in 2004, lower real rates and customer discounts, partly offset by an increase in traffic. In 2005, outgoing billed minutes grew by 6.8%, while incoming billed minutes grew by 15.6%.

Revenues from Interconnection

Revenues from interconnection represent fees for connection with our network of fixed-to-mobile, mobile-to-fixed and long distance calls. Calls between fixed and mobile telephones are subject to a “calling party pays” system, which Cofetel extended in November 2006 to cover long distance calls as well as local calls. In the case of local and domestic long distance service, under the “calling party pays” system, our fixed-line customers pay us an interconnection charge when they call a mobile telephone, and we pay 76% of that amount to the mobile carrier that completes the call. In the case of international long distance service, we pay 100% of the interconnection fee received from the international carrier that originates the call to the mobile carrier that completes the call. We recognize the amount the customer pays us under interconnection revenue, and we recognize the amount we pay to the mobile carrier under interconnection cost.

Consolidated revenues from interconnection decreased by 6.2% in 2006 and by 7.3% in 2005. The decrease in 2006 was primarily due to a 4.0% decrease in interconnection revenues from our Mexican operations. The decrease in Mexican interconnection revenues in 2006 was primarily due to a

9.1% decrease in “calling party pays” revenues, caused by a 10.0% decrease of the “calling party pays” rate in 2006, and partially offset by an increase in traffic and additional revenues generated by the introduction of the “calling party pays” system for domestic and international long distance service. With respect to our Mexican operations, revenues from fixed-to-mobile calls represented 87.4% of interconnection revenues, revenues from local and long distance operators represented 9.3%, and the balance of interconnection revenues represented payments from cellular carriers for mobile-to-fixed calls. Pursuant to an agreement with all cellular operators in Mexico concluded in 2006, the “calling party pays” rates for local, domestic long distance and international long distance services will gradually decline through 2010.

In 2005, without the inclusion of revenue from our non-Mexican operations, particularly Embratel, the 7.3% decrease in interconnection revenues would have been 10.0%. For our Mexican operations, the decline was due to (a) a 10.9% decrease in “calling party pays” revenues due to a decrease in the “calling party pays” rate, despite increased traffic and (b) the appreciation of the peso against the U.S. dollar, which resulted in lower interconnection revenues from domestic long distance and cellular operators.

Revenues from Corporate Networks

Revenues from corporate networks include revenues primarily from the installation and leasing of dedicated private lines and revenues from virtual private network services. Revenues from corporate networks increased by 11.7% in 2006 and by 39.2% in 2005. The increase in 2006 was principally due to our non-Mexican operations, particularly Embratel, which recorded a 34.5% increase in 64 Kbps billed line equivalents provided to cellular carriers, and the addition of PrimeSys’ revenues after its consolidation in December 2005. In 2006, corporate networks revenues from our Mexican operations have remained constant due to a 15.9% increase in billed line equivalents, which offset the decrease in average revenue per billed line equivalent resulting from increased competition.

A large part of the increase in revenues from corporate networks in 2005 was due to the consolidation of our non-Mexican operations, particularly Embratel. Without our non-Mexican operations, revenues would have increased by 3.9% in 2005, due to the increase in line equivalents and the expansion of our administrative networks business, partly offset by customer discounts and lower real rates.

Revenues from Internet Access Services

Revenues from Internet access services include set-up and service fees for dial-up and broadband Internet access. Revenues from Internet access services increased by 11.1% in 2006 and by 28.7% in 2005. The increase was principally due to a 12.9% increase in revenues from our Mexican operations, caused by a 76.4% increase in the number of our broadband (ADSL) customers, which reached 1,823 thousand at the end of 2006. This increase in our customer base was due in part to the migration of customers from dial-up to broadband services.

The increase in 2005 was due in part to the inclusion of revenue from our non-Mexican operations, particularly Embratel. Without the inclusion of revenue from our non-Mexican operations, growth would have been 17.3%. The increase in Mexico was due primarily to a large increase in the number of broadband (ADSL) customers, which grew by 84.4%, from 560.3 thousand at the end of 2004 to 1,033 thousand at the end of 2005.

Other Revenues

The largest components of other revenues are sales of yellow pages advertising, sales at Telmex stores, sales of telecommunications equipment and accessories, and billing and collection services offered to third parties. Other revenues increased by 12.6% in 2006 and by 5.3% in 2005. The increase in 2006 was principally derived from our Mexican operations, where the 14.1% increase in other revenues was attributable to sales at Telmex stores, sales of yellow pages advertising, and billing and collection services offered to third parties.

The increase in other revenues in 2005 was due to the consolidation of Embratel. For our Mexican operations, other revenues decreased by 3.0% in 2005 due to lower revenues from the sale of telecommunications materials, partly offset by the increase in sales of yellow pages advertising and billing and collection services offered to third parties.

Operating Costs and Expenses

Cost of Sales and Services

Cost of sales and services decreased by 0.7% in 2006 and increased by 4.2% in 2005. With respect to our non-Mexican operations, cost of sales and services increased by 13.0% in 2006 due to the following costs at Embratel: an increase in the regulatory fees related to the Telecommunication Universal Fund Services, or FUST; the payment of a concession fee every two years beginning in January 2006; and the inclusion of PrimeSys’ cost of sales and services since December 2005. This increase was more than offset by a 2.0% decrease in cost of sale and services for our Mexican operations due to tighter expense control, a reduction in maintenance expenses and resource use optimization, partly offset by an increase in the costs of computer equipment caused by higher sales of computers in conjunction with Internet access service.

The increase in 2005 was due to the consolidation of our non-Mexican operations. In 2005, cost of sales and services for our Mexican operations decreased by 4.1%, due to a one-time reduction in costs associated with computers that we resell to customers in conjunction with Internet access service, lower settlement rate expenses (due to the decline in international settlement rates), lower insurance and travel expenses and lower directory production costs, partly offset by higher expenses relating to the expansion and maintenance of our outside plant and network.

Commercial, Administrative and General Expenses

Commercial, administrative and general expenses increased by 20.1% in 2006 and 18.2% in 2005. The increase in 2006 was principally due to a charge of approximately P.3,240 million arising from the settlement of a dispute over Embratel’s ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) tax liability and a charge of approximately P.1,129 million for the recognition of contingencies associated with Embratel’s income tax liability on incoming long distance service. With respect to our Mexican operations, commercial, administrative and general expenses increased by 1.6% due to a higher charge for doubtful accounts (reflecting the effect in 2005 of a reversal of P.201 million pursuant to an agreement with a data operator) and advertising expenses.

In 2005, the increase was due to the inclusion of expenses from our non-Mexican operations. For our Mexican operations, these expenses decreased by 1.1% in 2005, due mainly to lower marketing expenditures and lower costs for prepaid phone cards.

Transport and Interconnection

Costs from interconnection include payments we make in Mexico, principally to cellular carriers under the “calling party pays” system, and costs from transport include fees paid by our non-Mexican subsidiaries for the use of facilities to complete their calls in areas where we do not have network. Total transport and interconnection costs increased by 2.9% in 2006 and by 38.9% in 2005. With respect to our non-Mexican operations, the increase in 2006 was due to the growth in long distance traffic and last-mile cost. For our Mexican operations, the increase of 0.5% in 2006 was due to the introduction of the “calling party pays” system for domestic and international long distance service in November 2006.

In 2005, the increase was primarily due to the inclusion of transport and interconnection costs from our non-Mexican operations. Interconnection costs for our Mexican operations decreased by 9.0% in 2005, principally due to the 10.0% decrease in the “calling party pays” rate.

Depreciation and Amortization

Depreciation and amortization decreased by 5.5% in 2006 and increased by 3.0% in 2005. Under Mexican FRS, we restate imported fixed assets based on the rate of inflation in the respective country of origin and the prevailing exchange rate at the balance sheet date. As a result, changes in exchange rates and inflation rates affect the amount of depreciation. For our Mexican operations, depreciation and amortization decreased by 8.0% in 2006 as result of a lower restatement of our imported fixed assets, a decrease in the amount of our depreciable assets and technological improvements reflected in a decline in equipment prices. For our non-Mexican operations, depreciation and amortization increased by 2.1% due to higher investment expenses and the recognition of intangible assets at Embratel.

In 2005, the increase was due to the inclusion of depreciation and amortization from our non-Mexican operations, principally Embratel. For our Mexican operations, depreciation and amortization decreased by 9.5% in 2005 due to a decrease in the amount of our depreciable assets, reflecting declining equipment prices and the fact that the rate of Mexican inflation exceeded the rate of devaluation of the peso.

Operating Income

In 2006, operating income decreased by 6.9%, reflecting a 0.9% increase in revenues and a 4.2% increase in operating costs and expenses. Our operating margin decreased to 27.6% in 2006 from 29.9% in 2005 due to the charges related to Brazilian taxes. Without those charges, our operating margin would have been 30.1% and our operating income would have increased by 1.6%. In 2006, operating income from our Mexican operations increased by 0.7%, reflecting a 1.1% decrease in revenues and a 2.2% decrease in operating costs and expenses. Operating margin from our Mexican operations increased to 37.2% in 2006 from 36.5% in 2005, due to decreased costs and lower depreciation.

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

Comprehensive Financing Cost

Under Mexican FRS, comprehensive financing cost reflects interest income, interest expense, foreign exchange gain or loss and the gain or loss attributable to the effects of inflation on monetary liabilities and assets. A substantial proportion of our indebtedness (87.2% at December 31, 2006) is denominated in currencies other than Mexican pesos, so variation in the value of the peso affects our foreign exchange gain or loss and interest expense. Approximately 40% of our assets were denominated in foreign currencies at the end of 2006. In 2006, comprehensive financing cost was P.3,626 million compared with P.5,653 million in 2005. The changes in each component were as follows:

•

Interest income decreased by 10.1% in 2006 and increased by 23.8% in 2005. The decrease in 2006 was due to a lower average level of interest-bearing assets and the effect in 2005 of the non-recurring gain from the sale of MCI shares, partly offset by a net non-recurring monetary indexation gain of P.1,592 million in 2006 related to Brazilian taxes. The increase in 2005 was due to the inclusion of Embratel’s interest income, higher average interest rates in Mexico and abroad and our higher average level of interest-bearing assets.

•

Interest expense increased by 0.3% in 2006 and by 22.2% in 2005. The increase in 2006 was primarily due to the 30.5% increase in charges and costs associated with our interest rate swaps (P.1,101 million compared to P.844 million in 2005), partly offset by the decrease in the average interest rates, the lower average cost of Embratel’s indebtedness and the decline in the amount paid for debt repurchases (from P.191 million in 2005 to zero in 2006). The increase in 2005 was due to the inclusion of Embratel’s interest expense, higher charges and costs related to swaps (P.844 million compared to P.461 million in 2004), higher average interest rates in Mexico and abroad and our higher average level of indebtedness, partly offset by a reduction in the amount paid for debt repurchases in 2005.

•

We recorded a net exchange loss of P.1,639 million in 2006 and of P.3,762 million in 2005. In 2006, the net exchange loss was due to (i) an exchange loss of P.1,808 million caused by the depreciation of the peso against the U.S. dollar at year-end by approximately 1.5% and a charge of P.1,095 million under swaps related to our Brazilian operations, both of which were partly offset by the appreciation of the Brazilian real against the U.S. dollar at year-end by approximately 8.7%; and (ii) a net gain of P.169 million under our swaps related to our Mexican operations. In 2005, the net exchange loss was due to a charge of P.7,467 million for hedging contracts, partly offset by a net exchange gain of P.3,705 million due to the appreciation of the peso against the U.S. dollar at year-end by approximately 4.9% and the appreciation of the real against the U.S. dollar by 11.8%.

•

Because average monetary liabilities exceeded average monetary assets, we recognized a net gain from monetary position. The net gain in monetary position increased by 16.3% in 2006 and decreased by 32.7% in 2005. The increase in 2006 was due to a greater net monetary position and a higher inflation rate compared to 2005. The decrease in 2005 was due to a lower inflation rate despite a greater net monetary position compared to 2004.

Income Tax and Employee Profit Sharing

The statutory rate of the Mexican corporate income tax was 29.0% in 2006, 30.0% in 2005 and 33.0% in 2004. The Mexican Income Tax Law was amended in 2004 to decrease the corporate income tax rate to 28.0% in 2007 and thereafter. Our effective rate of corporate income tax as a percentage of pre-tax profit was 29.2% in 2006, 26.7% in 2005 and 28.7% in 2004. The effective tax rate was higher in 2006 than in 2005 due to a decrease in comprehensive financing cost for tax purposes and the contribution of taxes imposed on foreign subsidiaries, partly offset by the lower statutory corporate income tax rate. The effective tax rate was lower in 2005 than in 2004 due to the effect of the reduction of the Mexican corporate income tax rate and the recognition in 2005 of deferred tax assets relating to provisions for employee profit sharing that, due to a change in the Mexican Income Tax Law, may now be deducted for tax purposes.

Like other Mexican companies, we are required by law to pay to our employees, in addition to their agreed compensation and benefits, profit sharing in an aggregate amount equal to 10% of our taxable income (calculated without reference to inflation adjustments).

Net Income

Net income decreased by 6.0% in 2006 and increased by 0.9% in 2005. In 2006, the decrease was due to a decrease in operating income caused by charges related to Brazilian taxes, partly offset by a decrease in comprehensive financing cost. In 2005, the increase was due to an increase in operating income and a decrease in income taxes and employee profit sharing, partly offset by an increase in comprehensive financing cost.

Results of Operations by Segment

We operate in seven geographic segments. Segment information is presented in Note 16 to our audited consolidated financial statements included in this Annual Report. Mexico is our principal geographic market, accounting for 73.3% of our total operating revenues in 2006 (compared to 74.8% in 2005) and 98.9% of our total operating income in 2006 (compared to 91.4% in 2005).

The table below sets forth the percentage of our total revenues and total operating income represented by each of our geographic segments for the periods indicated.

	2006		2005		2004
	% of Total Revenues	% of Total Operating Income	% of Total Revenues	% of Total Operating Income	% of Total Revenues	% of Total Operating Income
Mexico	73.3%	98.9%	74.8%	91.4%	86.7%	97.5%
Brazil	24.4	0.6	23.2	6.3	11.1	0.5
Argentina	0.7	(0.2)	0.7	0.0	0.5	(0.2)
Chile	0.8	0.0	0.8	0.2	0.6	(0.2)
Colombia	0.5	0.5	0.3	0.3	0.2	0.1
Peru	0.4	0.1	0.4	0.0	0.3	0.0
United States	0.4	0.0	0.3	0.1	0.1	0.1

Total(1)	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Includes other revenues eliminated upon consolidation.

All amounts discussed below are presented in accordance with Mexican FRS. For the non-Mexican segments, we have restated the financial statements of foreign subsidiaries for certain inflationary effects. In particular:

•	all 2006 and 2005 amounts (except those related to stockholders’ equity) have been restated for inflation using the purchasing power of the local currency as of December 31, 2006; and

•	foreign currency amounts have been converted into pesos at the exchange rate of the local currency into pesos prevailing as of December 31, 2006.

Accordingly, changes in local inflation rates and in exchange rates could significantly affect reported results in Mexican pesos and the comparability of reported results with results reported in prior years.

In the following discussion of operating revenues and operating income for our non-Mexican subsidiaries, we have used the results of the full years 2004, 2005 and 2006, even where we had not yet begun to consolidate them at the beginning of the relevant year. As a result, the information discussed below for our non-Mexican operations concerning operating revenues and operating income does not correspond to the geographical segment information in Note 16 to our audited consolidated financial statements.

Mexico

Operating revenues decreased by 1.1% in 2006 due to a 3.3% decrease in local service revenues, a 2.7% decrease in long distance revenues and a 4.0% decrease in interconnection revenues (primarily due to a 10.0% decrease in the “calling party pays” rate), partly offset by a 12.9% increase in Internet access revenues and a 14.1% increase in other revenues (mainly from sales at Telmex stores and sales of yellow pages advertising). Operating revenues decreased by 2.9% in 2005 due to a 3.6% decrease in local service revenues and a 10.9% decrease in “calling party pays” revenues.

Operating income increased by 0.7% in 2006 due to lower depreciation and amortization and lower costs of sales. In 2005, operating income increased by 2.1% due to lower costs and expenses and lower depreciation. Our operating margin in Mexico was 37.2% in 2006 and 36.5% in 2005.

Brazil

Operating revenues increased by 2.6% in 2006 due principally to an increase in revenues from local services, data services for corporate customers and other revenues, partly offset by a decrease in international long distance revenues. Operating revenues decreased by 3.2% in 2005 due principally to lower real rates for long distance service, partly offset by an increase in data and local service revenues.

Operating income decreased by 90.6% in 2006 due to an increase in general and administrative expenses as a result of a charge of P.3,240 million (R$632 million) arising from the settlement of a dispute over Embratel’s ICMS tax liability and a charge of P.1,129 million for the recognition of contingencies associated with Embratel’s income tax liability for incoming international long distance service. Excluding these charges, operating income would have increased by 43.4% in 2006. Operating income increased by 263.8% in 2005 due to a decrease in general and administrative expenses as a result of a decrease in expenses for publicity and marketing, advisory and consulting services, transport and interconnection. Our operating margin in Brazil was 0.7% in 2006 and 7.8% in 2005.

Argentina

Operating revenues increased by 8.5% in 2006 due to higher revenues from Internet access service, local service and other services (including revenues from the international information center operating since November 2005). Operating revenues in Argentina increased by 17.9% in 2005 due to an increase in other revenues as a result of our launch of the international information center that monitors the services provided by us to our international customers located throughout Latin America as well as a 65.0% increase in revenue from wholesale interconnection and a 24.5% increase in revenue from local service as a result of higher traffic.

Operating loss increased by 317.0% in 2006 due to an increase in costs and expenses, mainly as a result of an increase in expenses for advisory and other third-party services, as well as an increase in expenses for publicity and promotion and depreciation due to additional plant, property and equipment. Operating loss improved from P.(320) million in 2004 to P.(18) million in 2005 due to an increase in revenues and a decrease in costs and expenses. Costs and expenses decreased as a result of a decrease in depreciation expense and seniority premium and pension costs, the non-recurrence of restructuring expenses incurred in 2004 and a decrease in expenses related to advisory services, partly offset by an increase in advertising expenses. Our operating margin in Argentina was (6.2)% in 2006 and (1.6)% in 2005.

Chile

Operating revenues in Chile increased by 0.7% in 2006, due mainly to an increase in revenues from local and data services and an increase in other revenues, partly offset by a decrease in long distance revenues due to the continued migration to mobile services and private networks. Operating revenues in Chile increased by 9.3% in 2005, due mainly to an increase of over 200% in revenues from local service, which we began to provide in the second half of 2004, and an increase in rates, as well as a 5.0% increase in revenues from data services and a 25.3% increase in other revenues.

In 2006, we had an operating loss of P.21 million (compared to an operating income of P.85 million in 2005) due to an increase in costs as a result of higher last-mile expenses, an increase in salaries and benefits, an increase in depreciation and amortization, and higher network maintenance expenses. Operating income increased by 192.1% in 2005 compared with an operating loss in 2004, due to a 9.3% increase in revenues and a 30.6% decrease in costs as a result of efficiencies resulting from the restructuring of our Chilean operations in 2004 and lower expenses for advisory services and amortization. Our operating margin in Chile was (1.5)% in 2006 and 6.2% in 2005.

Colombia

Operating revenues in Colombia increased by 56.6% in 2006 due to an increase in revenues from data services mainly as a result of a larger customer base, the integration of several corporate customers’ sites and the inclusion of Superview’s revenues. Operating revenues in Colombia increased by 32.0% in 2005 due to a 37.5% increase in revenues from data services, partly offset by a decrease in revenues from Internet access services as a result of a decrease in rates.

Operating income increased by 78.5% in 2006 due to an increase in operating revenues, partly offset by a 32.0% increase in costs and expenses related to increased expenses incurred in reaching customers in areas in which we do not have a local network and the inclusion of Superview’s costs and expenses. Operating income increased by 190.1% in 2005 due to an increase in revenues, partly offset by a 10.7% increase in costs and expenses due to an increase in expenses incurred to reach customers in areas in which we do not have a local network. Our operating margin in Colombia was 28.9% in 2006 and 25.3% in 2005.

Peru

Operating revenues in Peru increased by 11.4% in 2006 due to a 30.7% increase in revenues from other services as a result of higher revenues from our international data network services and equipment sales, a 22.2% increase in revenues from local services, and a 16.8% increase in revenues from data services as a result of an increase in usage and rates. Operating revenues in Peru increased by 13.7% in 2005 due to a 42.2% increase in revenues from local services, a 178.6% increase in revenues from other services as a result of higher equipment sales and a 3.5% increase in revenues from data services as a result of an increase in usage despite a decrease in rates.

Operating income increased by 2,380.5% in 2006 due to an increase in operating revenues that more than offset a 5.1% increase in costs and expenses. Costs and expenses increased in 2006 as a result of an increase in expenses for advertising and advisory services, partly offset by a decrease in depreciation expense and doubtful accounts. Operating income increased by 126.7% in 2005 due to an increase in revenues that more than offset a 22.1% increase in costs and expenses. Costs and expenses increased due to higher depreciation expense, partly offset by lower expenses for advertising, advisory services and doubtful accounts and the non-recurrence of restructuring expenses incurred in 2004. Our operating margin in Peru was 5.9% in 2006 and 0.3% in 2005.

United States of America

Operating revenues in the United States increased by 55.3% in 2006 due to an increase in revenues from long distance, data and Internet access services.

Operating income increased by 2.8% in 2006 due to an increase in operating revenues, partly offset by an increase in infrastructure costs and an increase in payments to contractors as a result of the purchase and installation of new equipment for international data service. Our operating margin in the United States was 2.2% in 2006 and 3.3% in 2005.

Liquidity and Capital Resources

Our principal capital requirements are for capital expenditures, dividend payments and acquisitions. We have generally met our capital requirements primarily from operating cash flows and limited borrowing. We also use our operating cash flows to finance our share repurchase program. Resources provided by operating activities were P.53,922 million in 2006, P.54,555 million in 2005 and P.67,055 million in 2004. Our resources provided by operating activities decreased in 2006 due to the increased application of resources to marketable securities, accounts receivable and prepaid expenses, partly offset by increased application of resources to accounts payable, accrued liabilities and taxes payable. We had a working capital surplus (an excess of current assets over current liabilities) of P.9,026 million at December 31, 2006, P.11,343 million at December 31, 2005 and P.12,772 million at December 31, 2004. Our working capital is sufficient for our present requirements.

Our capital expenditures were P.21,537 million in 2006, P.25,618 million in 2005 and P.22,360 million in 2004. The 14.6% increase in 2005 was due to higher investment in Embratel and other subsidiaries outside Mexico. In 2006, we used 78.4% of our capital expenditures for growth projects in the voice, data and transport infrastructure, 18.1% for operational support projects and operating needs, and 3.5% for rural and public telephony. We expect that our capital expenditures in 2007 will be approximately P.24.7 billion (U.S.$2.2 billion). Budgeted capital expenditures for 2007 exclude any other investments we may make to acquire other companies. For subsequent years, our capital expenditures will depend on economic and market conditions.

The amount spent on share repurchases was P.23,789 million in 2006, P.17,981 million in 2005 and P.14,938 million in 2004. The amount spent on share repurchases is determined from time to time by the executive committee taking into account factors including the price of our shares and our capital resources. Our shareholders have given renewed authorization to our officers to make share repurchases, most recently on April 27, 2007. There is no obligation to spend any of the authorized amounts. See Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Dividends paid totaled P.8,526 million in 2006, P.8,903 million in 2005 and P.8,756 million in 2004. Our shareholders have approved dividends of P.0.45 per share to be paid in four installments out of 2006 income. We expect to pay an aggregate of approximately P.8.9 billion in dividends from June 2007 through March 2008 (based on the number of outstanding shares at June 30, 2007).

In the table below we set forth certain contractual obligations as of December 31, 2006, consisting of debt (including financial leases) and purchase obligations, and the period in which the contractual obligations come due. We do not expect to contribute to our pension funds in 2007 and the extent of future contributions will depend on the performance of our plan assets and actuarial calculations in future years. The table below does not include pension liabilities, deferred taxes or current accounts payable.

	Payments Due by Period (as of December 31, 2006)
	Total		2007		2008-2009		2010-2011		2012 and beyond
	(in millions of pesos)
Contractual obligations:
Total debt(1)	P.	100,743	P.	12,551	P.	33,215	P.	29,802	P.	25,175
Purchase obligations		10,169		6,101		4,068		—		—

Total	P.	110,912	P.	18,652	P.	37,283	P.	29,802	P.	25,175

(1)	Excludes interest payments.

At December 31, 2006, we had total indebtedness of P.100,743 million (approximately U.S.$9,263 million) compared to total indebtedness of P.96,853 million (approximately U.S.$8,492 million) at December 31, 2005. We incurred additional U.S. dollar and peso-denominated debt in 2006. The increase in 2006 was primarily due to the restructuring of our syndicated loan obtained in 2005, which increased our indebtedness by U.S.$500 million, a new U.S.$500 million syndicated loan, our issuance outside Mexico of P.4.5 billion principal amount of 8.75% peso-denominated global senior notes due 2016 and new loans to Embratel totaling U.S.$611 million, all of which were partly offset by the amortization of our indebtedness.

The major categories of indebtedness at Telmex are as follows:

•

U.S. dollar-denominated bank loans. These include two syndicated loan facilities, loans with support from export credit agencies and other loans. Most of our bank facilities bear interest at specified spreads over LIBOR. The weighted average interest rate at December 31, 2006 was approximately 5.8%. We had U.S.$5,019 million in bank loans, equivalent to P.54,582 million, outstanding at December 31, 2006. The largest component is the U.S.$3,000 million facility that Telmex obtained in August 2006 to restructure the syndicated U.S.$2,500 million bank loan it obtained in 2005. The loan has three tranches, one tranche of U.S.$1,300 million that matures in three years, a second tranche of U.S.$1,000 million that matures in five years and a third tranche of U.S.$700 million that matures in seven years. In June 2006, we also obtained a new U.S.$500 million syndicated loan facility.

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

•	U.S. dollar-denominated senior notes. We had U.S.$2,750 million aggregate principal amount of senior notes outstanding, equivalent to P.29,908 million at December 31, 2006.

During 2005, we repurchased in the open market U.S.$432 million of the 8.25% senior notes due in January 2006. The difference between the repurchase price and the face amount of the notes was P.190.5 million (U.S.$15.6 million), which was recognized under comprehensive financing cost in that year. The outstanding balance of U.S.$1,068 million was paid at maturity in January 2006. In January 2006, we issued outside Mexico P.4.5 billion of 8.75% peso-denominated global senior notes due 2016. Approximately 62% of the senior notes were purchased by Mexican institutions.

As a result, Telmex has four series of senior notes outstanding:

Maturity	Issuance	Interest	Original Amount (millions)
November 2008	November 2003	4.50%	U.S.$	1,000
January 2010	January/February 2005	4.75%	U.S.$	950
January 2015	January/February 2005	5.50%	U.S.$	800
January 2016	January 2006	8.75%	P.	4,500

•

Peso-denominated senior notes. We have issued peso-denominated senior notes (certificados bursátiles) from time to time in the Mexican market. Part of these notes bears interest at fixed rates and part bears interest at specified spreads over Mexican Cetes (short-term Mexican government obligations). At December 31, 2006, we had P.7,100 million outstanding maturing from 2007 to 2012, and the weighted average interest rate was 9.0%. In April 2007, we issued P.9,500 million of peso-denominated senior notes in two tranches. One tranche matures in 2037 and bears an 8.36% fixed rate of interest, while the other tranche matures in 2012 and bears a floating rate of interest at the Mexican interbank equilibrium interest rate less 10 basis points.

We also have smaller amounts of other categories of outstanding indebtedness, including peso-denominated loans from Mexican banks, financial leases and supplier credits for equipment financing. We rely primarily on borrowings in the Mexican and international capital markets and from international banks, although if market conditions change, we may seek currency from export credit agencies or other sources. A number of our financing instruments are subject to either acceleration or repurchase at the holder’s option if there is a change of control, as defined in the respective instruments. The definitions of change of control vary, but none of them is met so long as Carso Global Telecom or its present controlling shareholders continue to control a majority of our voting stock.

The principal categories of indebtedness at Embratel are bank facilities denominated in U.S. dollars (P.10,460 million at December 31, 2006) and bonds denominated in U.S. dollars (P.1,936 million at December 31, 2006). In 2007, Embratel has incurred additional indebtedness of approximately U.S.$231 million.

Embratel has a substantial amount of tax-related contingencies. If a major part of the tax disputes were to be decided against Embratel, Embratel’s liquidity could be materially affected. See Note 12 to our audited consolidated financial statements.

At December 31, 2006, 85.97% of our total consolidated indebtedness was denominated in U.S. dollars, 12.81% in Mexican pesos, 0.04% in Brazilian reais and 1.18% in other currencies. Our currency hedging practices are described below.

At December 31, 2006, 55.5% of our debt obligations bore interest at floating rates. The weighted average cost of all borrowed funds, including those of Embratel, at December 31, 2006 (including interest and reimbursement of certain lenders for Mexican taxes withheld, but excluding fees and the effect of interest rate swaps) was approximately 6.3%. The inclusion of fees and the effect of interest rate swaps in the calculation of weighted average cost of all borrowed funds at December 31, 2006 would increase such cost by 0.8%, to 7.1%.

Hedging

Currently, our hedging activities fall into three categories, as described below. Our hedging practices vary from time to time depending on our judgment about the level of risk and the costs of hedging. We may stop hedging or modify our hedging practices at any time.

Because our U.S. dollar-denominated indebtedness far exceeds our U.S. dollar-denominated assets and revenues, from time to time Telmex enters into hedging transactions to protect to some degree against the short-term risks of devaluation of the Mexican peso. Under Mexican FRS, we account for these transactions on a fair value basis, and such amounts offset gains and losses on the foreign currency liabilities that are hedged. At December 31, 2006, our U.S. dollar-peso exchange rate swaps (excluding Embratel) covered liabilities of U.S.$4,255 million and our cross currency swaps covered liabilities of U.S.$2,250 million out of our total U.S. dollar-denominated liability of P.73,995 million (approximately U.S.$6,804 million), but the amount of our hedging position varies substantially from time to time. In 2006, we recognized a net credit of P.50.0 million and a charge of P. 76.4 million in our results of operations, reflecting the effects of exchange rate variations (principally the devaluation of the U.S. dollar against the peso in 2006) under our exchange rate and cross currency swaps, respectively. See Note 8 to our audited consolidated financial statements.

Slightly more than half of our peso-denominated indebtedness (P.12,900 million at December 31, 2006) bears interest at floating rates. We have engaged in extensive hedging transactions to reduce our exposure to changes in Mexican interest rates. Specifically, we have entered into interest rate swaps in which we pay interest at a fixed rate and receive interest at a floating rate, on a notional amount in Mexican pesos or U.S. dollars. The general effect of these swaps is to replace an obligation to pay floating-rate interest on our debt with an obligation to pay fixed-rate interest. Because the peso-denominated swap market is not highly liquid, we do not ordinarily obtain interest rate swaps that precisely match the terms or amounts of our floating-rate liabilities. The aggregate notional amount of our interest rate swaps may be greater or less than the principal amount of our floating-rate peso-denominated debt, and we may discontinue hedging at any time. At December 31, 2006, the aggregate notional amount of our peso-denominated interest rate swaps was P.31,952 million. As of December 31, 2006, we had interest rate swaps with a notional value of U.S.$1,050 million under which we pay six-month LIBOR rates and receive fixed rates and interest rate swaps with the same notional value under which we pay fixed rates and receive six-month LIBOR rates. The net effect of these swaps in 2006 was a reduction in our interest payments by 0.907%. In 2006, Telmex recognized a net expense of P.723.5 million (compared to P.197.5 million in 2005) in connection with these swaps, which was included in comprehensive financing cost. This amount includes an expense of P.549.1 million for the substitution of peso-denominated interest rate swaps in 2006.

Because a substantial portion Embratel’s indebtedness is denominated in foreign currencies, Embratel enters into hedging transactions to protect itself to some degree against the short-term risks of devaluation of the Brazilian real. At December 31, 2006, Embratel had swaps and forwards covering U.S.$288.3 million of its indebtedness. Embratel recognized a charge of P.643 million in 2006, reflecting the effects of exchange rate variations under its hedging agreements.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements of the type that we are required to disclose under Item 5E of Form 20-F.

U.S. GAAP Reconciliation

Net income under U.S. GAAP was P.27,604 million in 2006, P.28,144 million in 2005 and P.30,356 million in 2004. Compared to Mexican FRS, net income under U.S. GAAP was 5.3% lower in 2006, 9.8% lower in 2005 and 0.9% lower in 2004.

There are several differences between Mexican FRS and U.S. GAAP that affect our net income and stockholders’ equity. The most significant in its effect on net income is the difference in how the carrying value of plant, property and equipment is restated to reflect effects of inflation. Under Mexican FRS, we restate fixed assets of non-Mexican origin based on the rate of inflation in the country of origin and the prevailing exchange rate at the balance sheet date, while under U.S. GAAP we use the Mexican inflation rate.

Other differences that affected net income relate to accounting for costs of pension and seniority premium plans, business combinations, capitalization of interest on assets under construction, deferred profit sharing and the treatment of minority interest. The differences in stockholders’ equity under Mexican FRS and U.S. GAAP reflect these same matters. For a discussion of the principal differences between Mexican FRS and U.S. GAAP, see Note 18 to our audited consolidated financial statements.

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

Estimated Useful Lives of Plant, Property and Equipment

We estimate the useful lives of particular classes of plant, property and equipment in order to determine the amount of depreciation expense to be recorded in each period. Depreciation expense is a significant element of our costs, amounting in 2006 to P.23,254 million, or 18.4% of our operating costs and expenses, under Mexican FRS, and P.27,051 million, or 20.5% of our operating costs and expenses, under U.S. GAAP. See Notes 4 and 18 to our audited consolidated financial statements.

The estimates are based on historical experience with similar assets, anticipated technological changes and other factors, taking into account the practices of other telecommunications companies. We review estimated useful lives each year to determine whether they should be changed, and at times we have changed them for particular classes of assets. We may shorten the estimated useful life of an asset class in response to technological changes, changes in the market or other developments. This results in increased depreciation expense, and in some cases it can result in our recognizing an impairment charge to reflect a write-down in value. For example, in 2003, we reduced the useful lives of certain assets to reflect technological changes, which resulted in a P.975 million increase in depreciation expense. The same kinds of developments can also lead us to lengthen the useful life of an asset class, resulting in reduced depreciation expense. For example, in both 1999 and 2000, we lengthened the useful lives of certain categories of fixed assets.

Employee Pensions and Seniority Premiums

We recognize liabilities on our balance sheet and expenses in our income statement to reflect our obligations to pay employees under defined benefit retirement and seniority premium plans and, in the case of Embratel, defined contribution and medical assistance plans. The amounts we recognize are determined on an actuarial basis that involves many estimates and accounts for post-retirement and termination benefits in accordance with Mexican FRS. In 2006, we recognized net period cost relating to these obligations of P.4,722 million under Mexican FRS and P.4,113 million under U.S. GAAP.

We use estimates in three specific areas that have a significant effect on these amounts: (a) the real discount rates that we use to calculate the present value of our future obligations, (b) the real rate of increase in salaries that we assume we will observe in future years and (c) the rate of return we assume our pension fund will achieve on its investments. The assumptions we have applied are identified in Note 7 (Mexican FRS) and Note 18 (U.S. GAAP) to our audited consolidated financial statements. These estimates are based on our historical experience, on current conditions in the financial markets and on our judgments about the future development of our salary costs and the financial markets. We review the estimates each year, and if we change them, our reported expense for pension costs may increase or decrease.

Our liability for future pensions and seniority premiums is also affected by our estimate of the number of retired employees and our pension fund is affected by the estimated rate of return on investments. Actual results may vary from these estimates. In 2006, an actuarial loss of P.15,413 million was primarily attributable to the revision of the actuarial hypotheses used in the computation of pensions. This revision was based on our experience and future expectations with respect to retirement as well as general trends in Mexico over the past several years. The actuarial loss in 2006 was also due in part to the change in the estimated retirement age and our experience with retired personnel.

The return on investments of our pension fund amounted to a gain of P.17,189 million in 2006, due to the gains by plan assets on the Mexican Stock Exchange and the increase in fixed-yield interest rates. As of December 31, 2006, 43.7% of fund assets consisted of peso-denominated fixed-income securities and 56.3% consisted of variable-income securities of Mexican companies. The fund has experienced volatile returns on its investments in equity securities, which resulted in net losses on plan assets in prior years. Our actuarial assumptions as of December 31, 2006 include an assumed annual return of 6.8% in real terms on plan assets.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts based on our estimates of losses we may experience because our customers or other telecommunications carriers do not pay the amounts they owe us. At December 31, 2006, the amount of the allowance was P.5,380 million. For our customers, we perform a statistical analysis based on our past experience, current delinquencies and economic trends. For carriers, we make individual estimates that may reflect our evaluation of pending disputes over amounts owed. Our allowance could prove insufficient if our statistical analysis of our customer receivables is inadequate, or if one or more carriers refuse or are unable to pay us. See Note 3 to our audited consolidated financial statements.

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

Impairment of Long-Lived Assets

We review our property, plant and equipment for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. To estimate the fair value of long-lived assets, we typically make various assumptions about the future prospects for the business that the asset relates to, consider market factors specific to that business and estimate future cash flows to be generated by that business. Based on these assumptions and estimates, and guidance provided by Mexican FRS relating to the impairment of long-lived assets, we determine whether we need to take an impairment charge to reduce the value of the asset stated on our balance sheet to reflect its estimated fair value. Assumptions and estimates about future values and remaining useful lives are complex and often subjective. They can be affected by a variety of factors, including external factors such as industry and economic trends, and internal factors such as changes in our business strategy and our internal forecasts. Different assumptions and estimates could materially impact our reported financial results. More conservative assumptions of the anticipated future benefits from these businesses could result in impairment charges, which would decrease net income and result in lower asset values on our balance sheet. Conversely, less conservative assumptions could result in smaller or no impairment charges, higher net income and higher asset values.

Purchase accounting—purchase price allocation

During 2006, 2005 and 2004, we made a number of acquisitions applying the purchase method of accounting. Accounting for the acquisition of a business under the purchase method requires the allocation of the purchase price to the various assets and liabilities of the acquired business. For most assets and liabilities, purchase price allocation is accomplished by recording the asset or liability at its estimated fair value. The most difficult estimations of individual fair values are those involving property, plant and equipment and identifiable intangible assets, such as licenses and trademarks. We use all available information to make these fair value determinations, including the retention of appraisers to determine the fair value of trademarks and an examination of the market value of licenses with similar characteristics to determine the fair value of licenses.

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

Item 6. Directors and Officers of Registrant

Directors

Management of our business is vested in the Board of Directors and the chief executive officer. Our bylaws provide for the Board of Directors to consist of a maximum of 21 directors and up to an equal number of alternate directors. A majority of the directors and a majority of the alternate directors must be Mexican nationals and elected by Mexican shareholders. Directors are elected by a majority of the holders of the AA Shares and A Shares voting together, provided that any holder or group of holders of at least 10% of the total AA Shares and A Shares is entitled to name one of such directors and one of such alternate directors, and two directors and two alternate directors are elected by a majority vote of the holders of L Shares. Each alternate director may attend meetings of the Board of Directors and vote in the absence of a corresponding director. Directors and alternate directors are elected at each annual ordinary general meeting of shareholders and each annual ordinary special meeting of holders of L Shares. Pursuant to our bylaws and Mexican law, at least 25% of our directors must qualify as independent, as determined by our shareholders at their annual ordinary general meeting pursuant to the Mexican Securities Market Law (Ley del Mercado de Valores). In order to have a quorum for a meeting of the Board of Directors, a majority of those present must be Mexican nationals.

Each of Carso Global Telecom and AT&T International has agreed to vote for the directors and alternate directors named by the other in accordance with their respective share ownership.

Our bylaws provide that the members of the Board of Directors are appointed for terms of one year and may be reelected. The names and positions of the current 18 members of our Board of Directors as of April 27, 2007, their dates of birth and information on their principal business activities outside Telmex are as follows:

Carlos Slim Domit	Born:	1967
Co-Chairman; chairman of the executive committee	First elected:	1995
	Term expires:	2008
	Principal occupation and other directorships:	Chairman of the board of directors of Grupo Carso, S.A.B. de C.V., Grupo Sanborns, S.A. de C.V. and U.S. Commercial Corp., S.A.B. de C.V.; Vice Chairman of the board of directors of Carso Global Telecom, S.A.B. de C.V.
	Business experience:	Chief Executive Officer of Sanborn Hermanos, S.A.

Jaime Chico Pardo	Born:	1950
Chairman; member of the executive committee	First elected:	1991
	Term expires:	2008
	Principal occupation:	Chairman of the board of directors of Teléfonos de México, S.A.B. de C.V.; Co-Chairman of the board of directors of IDEAL (Impulsora del Desarrollo y el Empleo en América Latina)
	Other principal directorships:	Member of the board of directors of América Móvil, S.A.B. de C.V., Carso Global Telecom, S.A.B. de C.V., Grupo Carso, S.A.B. de C.V. and Honeywell International
	Business experience:	Chief Executive Officer of Teléfonos de México, S.A.B. de C.V.; Chief Executive Officer of Grupo Condumex, S.A. de C.V.; Chairman of Corporación Industrial Llantera (Euzkadi General Tire de México)

Antonio Cosío Ariño	Born:	1935
Director; alternate member of the executive committee	First elected:	1991
	Term expires:	2008
	Principal occupation:	Chief Executive Officer of Cía. Industrial de Tepeji del Río, S.A. de C.V. and Tejidos Puente Sierra, S.A de C.V.
	Other directorships:	Chairman of the board of directors of Bodegas de Santo Tomás, S.A. de C.V. and Grupo Hotelero Brisas, S.A. de C.V.; member of the board of directors of Grupo Sanborns, S.A. de C.V., Grupo Carso, S.A.B. de C.V., Grupo Financiero Inbursa, S.A.B. de C.V. and Grupo Financiero Banamex-Accival, S.A. de C.V.

Antonio del Valle Ruiz	Born:	1938
Director, chairman of the audit committee	First elected:	2007
	Term expires:	2008
	Principal occupation:	Chairman of the board directors of Grupo Empresarial Kaluz, S.A. de C.V.
	Other directorships:	Member of the board of directors of Mexichem S.A.B. de C.V., Escuela Bancaria y Comercial, Minera las Cuevas y Polímeros de México and Fundación Pro Empleo, A.C.
	Business experience:	Founder of Grupo Empresarial Kaluz, S.A. de C.V.; founder and chief executive officer of Grupo Financiero Bital; president of the Mexican Business Round Table; president of the Mexican Bankers Association

Laura Diez Barroso de Laviada	Born:	1951
Director	First elected:	2005
	Term expires:	2008
	Principal occupation:	President of Tenedora y Promotora Azteca S.A. de C.V.
	Other directorships:	Member of the board of directors of Grupo Financiero Inbursa, S.A.B. de C.V., Fundación del Centro Histórico de la Cd. de México A.C. and Royal Caribbean International

Amparo Espinosa Rugarcía	Born:	1941
Director	First elected:	1991
	Term expires:	2008
	Principal occupation:	Chief Executive Officer of Documentación y Estudios de Mujeres, A.C.

Élmer Franco Macías	Born:	1940
Director	First elected:	1991
	Term expires:	2008
	Principal occupation:	Chief Executive Officer and member of the board of directors of Infra, S.A. de C.V.
	Other directorships:	Member of the board of directors of Corporativo Infra, S.A. de C.V., Electrodos Infra, S.A. de C.V., Envases de Aceros, S.A. de C.V., Corporacion Infra, S.A. de C.V. and Conglomerado Industrial y Metaloides and Banco Nacional de México, S.A.
	Business experience:	Various positions at Grupo Infra since 1958

Ángel Losada Moreno	Born:	1955
Director	First elected:	1991
	Term expires:	2008
	Principal occupation:	Chairman of the board of directors and Chief Executive Officer of Grupo Gigante, S.A.B. de C.V.
	Other directorships:	Chairman of the board of directors of Office Depot de México, S.A. de C.V.; member of the board of directors of Grupo Financiero Banamex—Accival, S.A. de C.V., Price Smart, Inc and Food Market Institute

Juan Antonio Pérez Simón	Born:	1941
Vice Chairman; member of the executive committee	First elected:	1991
	Term expires:	2008

	Principal occupation and other directorships:	Chairman of the board of directors and member of the executive committee of Sanborn Hermanos, S.A.; member of the board of directors of Grupo Carso, S.A.B. de C.V., Grupo Financiero Inbursa, S.A.B. de C.V., Carso Global Telecom, S.A.B. de C.V., Cigarros La Tabacalera Mexicana, América Telecom, S.A. de C.V. and Sears Roebuck de México, S.A. de C.V.

Marco Antonio Slim Domit	Born:	1968
Director; alternate member of the executive committee	First elected:	1995
	Term expires:	2008
	Principal occupation:	Chairman of the board of directors and Chief Executive Officer of Grupo Financiero Inbursa, S.A.B. de C.V.
	Other directorships:	Member of the board of directors of Grupo Carso, S.A.B. de C.V., Carso Global Telecom, S.A.B. de C.V. and Grupo Sanborns, S.A. de C.V.

Héctor Slim Seade	Born:	1963
Director	First elected:	2007
	Term expires:	2008
	Principal occupation:	Chief Executive Officer of Teléfonos de México, S.A.B. de C.V.
	Other directorships:	Member of the board of directors of Grupo Financiero Inbursa, S.A.B. de C.V.
	Business experience:	Chief Operational Support and Procurement Officer of Teléfonos de México, S.A.B. de C.V.; Chief Executive Officer of Fianzas Guardiana Inbursa; Administrative Officer of Banco Inbursa

Fernando Solana Morales	Born:	1931
Director; chairman of the corporate practices committee	First elected:	2007
	Term expires:	2008
	Principal occupation:	President of the Mexican Board of International Affairs; President of the Mexican Fund for Education and Development; President of Solana Advisers; member of the board of directors of Analitica
	Other directorships:	Member of the boards of directors of banks, industrial enterprises, universities, philanthropic and cultural organizations
	Business experience:	Member of the Mexican Senate; Chief Executive Officer of Banamex; Ministry of International Affairs; Ministry of Education; Ministry of Commerce

Oscar Von Hauske Solís	Born:	1957
Director	First elected:	2007
	Term expires:	2008
	Principal occupation:	President of Telmex International, Systems and Telecommunications Operators at Teléfonos de México, S.A.B. de C.V.
	Business experience:	Head of finance at Grupo Condumex, S.A. de C.V.

Rayford Wilkins Jr.	Born:	1951
Director	First elected:	2005
	Term expires:	2008
	Principal occupation and other directorships:	Group President of AT&T International; member of the board of directors and the executive committee of América Móvil, S.A.B. de C.V.
	Business experience:	Various positions in the wireless industry at AT&T Corp.

Eric D. Boyer	Born:	1965
Director; member of the executive committee	First elected:	2007
	Term expires:	2008
	Principal occupation:	President and manager of investments in Latin America of AT&T Mexico
	Business experience:	Various positions at AT&T Corp.

Larry I. Boyle	Born:	1957
Director; member of the executive committee	First elected:	2006
	Term expires:	2008
	Principal occupation:	Chief Financial Officer of AT&T Mexico

Rafael Kalach Mizrahi	Born:	1946
Director	First elected:	1995
	Term expires:	2008
	Principal occupation:	Chairman of the board of directors and Chief Executive Officer of Grupo Kaltex, S.A. de C.V.
	Other directorships:	Member of the board of directors of Grupo Carso, S.A.B. de C.V., Sears Roebuck, S.A. de C.V., Grupo Sanborns, S.A. de C.V. and U.S. Commercial Corp., S.A.B. de C.V.

Ricardo Martín Bringas	Born:	1960
Director	First elected:	1998
	Term expires:	2008
	Principal occupation:	Chief Executive Officer of Organización Soriana, S.A.B. de C.V.
	Other directorships:	Member of the board of directors of Banco HSBC México, S.A., Grupo Financiero Banamex—Accival, S.A. de C.V., Grupo Financiero Banorte, S.A.B. de C.V. and ING de México; member of Consejo Mexicano de Hombres de Negocios, A.C.

As of April 27, 2007, the alternate directors, each of whom serves a one-year term, are as follows:

First Elected Director or Alternate Director
Patrick Slim Domit	1999
Arturo Elías Ayub	2000
José Humberto Gutiérrez-Olvera Zubizarreta	1996
Jorge C. Esteve Recolons	2004
Antonio Cosío Pando	2002
Eduardo Tricio Haro	2005
Ángeles Espinosa Iglesias	1993
Agustín Franco Macías	1991
Jaime Alverde Goya	1993
José Kuri Harfush	1995
Eduardo Valdés Acra	2000
Carlos Bernal Verea	1991
Federico Laffan Fano	1991
Jorge A. Chapa Salazar	2002
Francisco Medina Chávez	2002

The Secretary of the Board of Directors is Sergio F. Medina Noriega.

Of our directors and alternate directors, Élmer Franco Macías and Agustín Franco Macías are brothers; Antonio Cosío Pando is the son of Antonio Cosío Ariño; Carlos Slim Domit, Marco Antonio Slim Domit and Patrick Slim Domit are sons of Carlos Slim Helú; Arturo Elías Ayub is the son-in-law of Carlos Slim Helú; Héctor Slim Seade is the nephew of Carlos Slim Helú; and Amparo Espinosa Rugarcía and Ángeles Espinosa Yglesias are sisters.

Executive Committee

Our bylaws provide that the executive committee may generally exercise the powers of the Board of Directors. The Board of Directors is also required to consult the executive committee before deciding on certain matters set forth in the bylaws, and the executive committee must provide its views within 10 calendar days following a request from the Board of Directors.

The executive committee is elected from among the directors and alternate directors by a majority vote of the AA Shares and A Shares voting together. Under an agreement entered into in December 2000 between Carso Global Telecom and AT&T International, the executive committee consists of four members. The majority of its members must be of Mexican nationality and elected by Mexican shareholders. Carso Global Telecom and AT&T International have agreed to vote for three members named by Carso Global Telecom and one member named by AT&T International. The current members of the executive committee are Jaime Chico Pardo, Juan Antonio Pérez Simón and Carlos Slim Domit, all nominated by Carso Global Telecom and elected by various other Mexican investors, and Eric D. Boyer, named upon nomination by AT&T International. The current alternate members of the executive committee are Antonio Cosío Ariño, José Humberto Gutiérrez-Olvera Zubizarreta and Marco Antonio Slim Domit, all nominated by Carso Global Telecom and elected by various other Mexican investors, and Larry I. Boyle, named upon nomination by AT&T International. The current members and alternate members of the executive committee were appointed at the annual ordinary general meeting of shareholders held on April 27, 2007.

Corporate Governance

In January 2001, a Mexican commission of business leaders, with the support of the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or the CNBV), issued a Code of Best Corporate Practices (Código de Mejores Prácticas Corporativas) for publicly traded Mexican companies, recommending certain actions with respect to various areas of corporate governance. The Mexican Securities Market made compliance with requirements of the Code of Best Corporate Practices obligatory for all publicly traded Mexican companies. Under the Mexican Securities Market Law, we are also required to have one or more committees that perform audit and corporate practices functions. See Item 10. Additional Information—Bylaws and Mexican Law—Mexican Securities Market Law.

Audit Committee

The audit committee consists of Antonio del Valle Ruiz (the audit committee’s chairman, appointed at the annual ordinary general meeting of shareholders held on April 27, 2007), Rafael Kalach Mizrahi and José Kuri Harfush. Messrs. Del Valle Ruiz and Mizrahi are directors and Mr. Kuri Harfush is an alternate director. Each member of the audit committee qualifies as independent, as determined by our shareholders at their annual ordinary general meeting pursuant to the Mexican Securities Market Law, and also meets the independence requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. See Item 16A. Audit Committee Financial Expert. The audit committee operates under a written charter approved by our Board of Directors. A copy of the audit committee charter is available on our website at www.telmex.com.

The mandate of the audit committee is to establish and review procedures and controls to ensure that the financial information we distribute is useful, appropriate and reliable and accurately reflects our financial position. The mandate of our audit committee includes the following functions, among others:

•

advise the Board of Directors with respect to matters assigned to it under the Mexican Securities Market Law, including: (a) our internal control and internal audit guidelines, (b) our accounting policies by reference to financial reporting standards, (c) our financial statements, (d) the appointment of our external auditors, and (e) transactions that either are outside the ordinary course of our business or, in relation to the results for the immediately preceding fiscal quarter, constitute (i) the acquisition or disposition of assets or (ii) the provision of guaranties or the assumption of liabilities, in each case, equal to or greater than 5% of our consolidated assets;

•

evaluate, analyze and supervise the work performed by our external auditors, including (a) review with them our annual and interim financial statements; (b) approve non-audit services provided by them; (c) resolve any disagreements between them and management; and (d) ensure their independence and objectivity;

•	discuss our financial statements with the persons responsible for their preparation and review and issue a recommendation to the Board of Directors with respect to committee’s approval thereof;

•	inform the Board of Directors of the status of the internal control and internal audit system, including any detected irregularities;

•	advise the Board of Directors with respect to the annual report of our chief executive officer;

•	assist the Board of Directors in the preparation of the report on our principal accounting and financial information policies and criteria;

•	seek the opinion of independent experts and other advisors when required or deemed necessary;

•

investigate possible violations of operational guidelines and policies or of the internal control, internal audit and accounting records system by examining the documentation, records and other evidence deemed necessary;

•	request periodic meetings with management and any information related to internal control and internal audit;

•	call a shareholders’ meeting and request the inclusion of matters it considers appropriate on the agenda;

•	supervise and discuss with the Board of Directors our internal control system relating to risk management and compliance with applicable laws;

•	ensure the existence of control mechanisms to provide that consistent unaudited financial information is presented to the Board of Directors;

•	report to the Board of Directors on any detected significant irregularities and on its activities in general, conduct an annual self-evaluation, and review and propose amendments to its rules;

•	supervise, review and discuss the audit procedures of our internal audit department;

•

receive from our external auditors a report that includes an analysis of: (a) all critical accounting policies utilized by us; (b) all policies and financial reporting standards that differ from those utilized by us and that have been discussed with management, including the implications of using such policies and practices; and (c) any other written communications regarding significant matters between our external auditors and management, including the annual letter to management, in which our external auditors summarize their recommendations regarding our internal controls and the non-adjusted differences in inventory identified during the audit process;

•	establish procedures for receiving, retaining and addressing complaints regarding accounting, internal control and audit matters, including procedures for confidential submission of such complaints;

•	review and analyze with management and our external auditors this Annual Report and the quarterly financial results presented to the SEC;

•	oversee the execution of resolutions adopted at shareholders’ meetings or by the Board of Directors; and

•	perform any other functions pursuant to its mandate or expressly conferred by the Board of Directors.

The audit committee has reviewed this Annual Report, as well as our consolidated financial statements and notes thereto included elsewhere in this Annual Report, and recommended that such financial statements be included herein.

The Audit Committee Report

A translation from Spanish to English of the audit committee’s annual report submitted to the Board of Directors on March 14, 2007 is provided below.

Audit Committee Report

Mexico, D.F., March 14, 2007

To the Board of Directors of

Teléfonos de México, S.A.B. de C.V. (Telmex)

Mr. Chairman and Board Members:

The Company’s management has the basic responsibility of issuing financial statements based on Mexican financial reporting standards, preparing financial information in a timely manner, and implementing internal control systems. The Audit Committee has reviewed the consolidated audited financial statements of Teléfonos de México, S.A.B. de C.V. (Telmex) and subsidiaries as of December 31, 2006. This review included analysis and approval of policies, procedures and accounting practices of the Company and its subsidiaries. The accounting policies for the preparation of the Company’s financial information proposed and recommended by this Committee have received the approval of the Board of Directors.

As a result of the review of the above-mentioned financial statements, which include financial information on the companies controlled by Telmex, and based on the activities carried out in connection therewith by this Committee and the work performed by the External Auditors and the Telmex Internal Auditing Area, it is concluded that such financial statements reasonably reflect in all relevant aspects the consolidated financial position of Telmex and its subsidiaries at December 31, 2006, the results of their operations, changes in stockholders’ equity and changes in consolidated financial position for the year ending as of such date, based on Mexican financial reporting standards.

The Committee evaluated the performance of the External Auditors, who are responsible for performing an audit of the financial statements of the Company and expressing an opinion about the conformity of such financial statements to Mexican financial reporting standards. The Committee determined that the external auditing firm retained for reviewing the financial statements of the Company, as well as the External Auditor who performed it, meet the professional standards and have the intellectual and economic independence necessary to perform this duty.

The Committee has ensured that interim public financial information, such as the quarterly financial information presented to the Mexican Stock Exchange and the National Banking and Securities Commission, has been prepared in accordance with the same principles, procedures, criteria and accounting practices used in the preparation of the annual financial information.

Based on the aforesaid reviews and comments, the Committee recommends that the Board of Directors approve the audited consolidated financial statements of Telmex and subsidiaries as of December 31, 2006, so that they may be included in the Annual Report by the Chief Executive Officer on the 2006 fiscal period, which is to be submitted, in due course, for approval by the Shareholders’ Meeting.

Additionally, Telmex has an Internal Auditing Area. The internal control system has been reviewed and evaluated by the Audit Committee and, in the Committee’s opinion, meets the required level of effectiveness so that the Company operates in a general control environment. The External Auditors have reported to us certain matters that the Committee considers immaterial concerning internal controls that came to their attention in the course of their audit. The aforesaid system covers the general guidelines approved by the Board of Directors, upon the recommendation by this Committee.

Except for the information provided to us by external auditors, neither this Committee nor the General Management of the Company has had any knowledge of non-compliance with the operational and accounting records guidelines and policies of the Company or of any companies it controls, nor, to its knowledge, have any remarks by shareholders, board members, relevant executives, employees and any other third parties, been brought to its attention, regarding accounting, internal controls and other matters relating to the internal or external audit, nor is it aware of any claims made with respect to any actions deemed irregular in the management thereof.

The members of this Committee have been following the resolutions issued at the Meetings of the Shareholders and the Board of Directors mainly through the reports submitted to, and matters discussed in, the Meetings of the Board of Directors and the Audit Committee itself.

The Committee verified that there are controls in the Company that allow a determination of whether the Company complies with applicable legal and administrative dispositions and reviewed the respective reports regarding litigation and proceedings that in each case could represent a contingency. As a result, the Committee did not detect any significant risk that could result from the current legal situation of the Company and that could have an effect on the Company’s financial statements.

Finally, Telmex’s Audit Committee also submits for consideration by the Board of Directors, for eventual submission to the Shareholders’ Meeting, the opinion referred to in Article 28, Section IV, paragraph (c) of the Mexican Securities Market Law in connection with the audited consolidated financial statements of Telmex and subsidiaries as of December 31, 2006, and the Notes thereto, issued by the External Auditors of the Company, which form an integral part of the report of Telmex’s Chief Executive Officer prescribed by article 44, section XI of the aforesaid Law.

Based on the analysis of this Committee of the above-mentioned financial statements and on the respective report by the External Auditor, the Audit Committee issues the following opinion:

1.	The accounting and information policies and criteria followed by the Company are adequate and sufficient, taking into account its specific circumstances.

2.	Such policies and criteria have been consistently applied in the information submitted by the Chief Executive Officer.

3.	As a result of the remarks stated in paragraphs 1 and 2, the information submitted by Telmex’s Chief Executive Officer reasonably reflects the financial position and the results of the Company.

Antonio del Valle Ruiz

Chairman

Corporate Practices Committee

The corporate practices committee consists of Fernando Solana Morales (the corporate practices committee’s chairman, appointed at the annual ordinary general meeting of shareholders held on April 27, 2007), Antonio Cosío Ariño, Laura Diez Barroso de Laviada and Francisco Medina Chávez. The corporate practices committee operates under a written charter approved by our Board of Directors. A copy of the corporate practices committee charter is available on our website at www.telmex.com.

The mandate of our corporate practices committee includes the following functions, among others:

•

advise the Board of Directors with respect to matters assigned to it under the Mexican Securities Market Law, including: (a) the policies and guidelines for the use of our assets, including by related parties; (b) related party transactions; (c) the appointment, election or dismissal of members of management and the determination of their compensation; (d) policies for the authorization of loans or guarantees to related parties; (e) exemptions for directors and officers to engage in business opportunities that belong to us or to related parties or persons over which we have a significant influence;

•	seek the opinion of independent experts when required or deemed necessary;

•	call the meetings of shareholders and request the inclusion of matters it considers appropriate on the agenda;

•	assist the Board of Directors in the preparation of the report on our principal accounting and financial information policies and criteria;

•	recommend to the Board of Directors procedures for the selection and succession of our executives;

•	propose criteria for evaluating executive performance;

•	analyze the proposals of the chief executive officers concerning the structure and amount of our management’s compensation;

•	review new executive compensation programs and the operations of existing programs;

•	establish contract practices to avoid excessive payments to executives;

•	assist the Board of Directors in developing appropriate personnel policies;

•	report to the Board of Directors on its activities; and

•	perform any other functions the Board of Directors may delegate to it.

The Corporate Practices Committee Report

A translation from Spanish to English of the corporate practices committee’s annual report submitted to the Board of Directors on March 14, 2007 is provided below.

Corporate Practices Committee Report

Mexico, D.F., March 14, 2007

To the Board of Directors of

Teléfonos de México, S.A.B. de C.V. (Telmex)

Mr. Chairman and Board Members:

The principal issues that have been discussed by the Corporate Practices Committee are the following:

We analyzed the Performance Evaluation System applicable to relevant executives, as well as the system under which cash bonus payments have been made as additional compensation, considering that both adhere to policies and guidelines approved by the Board.

We analyzed the structure and policies used in determining the compensation packages for Telmex top-level executives which, once reviewed, received the favorable opinion of the Committee and the subsequent approval of the Board, as they were considered proportional to the executives’ performance and within market standards. Such compensation packages comprise of fixed compensation, which includes base salary, monthly benefits and various annual benefits, as well as, in accordance with respective evaluations, an annual compensation granted as incentive through a cash bonus.

We became acquainted with Telmex’s transactions with related parties, its subsidiaries in Mexico and Latin America, during the period of January to December 2006, subsidiaries that were audited by the firm Mancera, S.C., a member practice of Ernst & Young Global (Telmex’s external auditors). The following significant transactions (which exceed 1% of the value of Telmex’s consolidated assets) were identified:

•

With Radiomóvil DIPSA in Mexico as well as with BCP, Tess, Algar Telecom Leste, BSE, Americel, Stemar, Telecomunicaciones Limited, Telet and ALBRA (corporations of América Móvil in Brazil which operate under the Claro brand), for telecommunications services.

•

With Carso Infraestructura y Construcción, Sinergia Soluciones Integrales para la Construcción, P.C. Industrial, Grupo P.C. Constructores, Sitcom Electronics, Microm, Proyectos Construcciones e Instalaciones, Industrial Afiliada (Grupo Carso subsidiaries), for expansion and maintenance of Telmex’s plant.

During the period of operations of this Committee, no request whatsoever was received to allow board members, relevant executives or persons in management positions to take advantage of business opportunities that belong to the Company or to the companies it controls, or over which the Company has significant influence.

The Committee, in due observance of the Mexican Securities Market Law, issued its favorable opinion and submitted in due course for consideration by the Board, the applicable policies and guidelines for the following matters:

•	Transactions with related parties.

•	Complete compensation for the Chief Executive Officer and relevant executives.

•	Use or enjoyment of the assets of the Company and of the companies it controls.

•	Use of aircraft.

•	Authorization of loans or any other type of credit or guarantee to related parties

The fourth edition of the Code of Ethics, which incorporates the demands of the new environment, was reviewed.

In order to prepare this report, the opinions of relevant executives were obtained, and such opinions concur with this report.

Fernando Solana Morales

Chairman

Finance and Planning Committee

The finance and planning committee consists of Juan Antonio Pérez Simón (chairman), Ángeles Espinosa Yglesias and Jaime Alverde Goya. The finance and planning committee operates under a written charter approved by our Board of Directors. A copy of the finance and planning committee charter is available on our website at www.telmex.com.

The mandate of the finance and planning committee is to assist the Board of Directors in the following financial and planning functions: (a) review investment policies proposed by senior management; (b) evaluate the financing policies proposed by senior management and submit them for approval by the Board of Directors; (c) participate in presentations to the Board of Directors regarding the conformity of principal proposed investments and financing transactions to our guidelines; (d) weigh in on strategic planning and assist the Board of Directors in monitoring financial projections and the concurrence of investment and financing policies with strategic objectives; (e) advise on annual budget assumptions and submit them for approval by the Board of Directors; (f) monitor our budget and strategic plan; (g) identify risk factors and review policies for managing those risks; and (h) perform any other functions the Board of Directors may delegate to the finance and planning committee. Each member of the finance and planning committee qualifies as independent, as determined by our shareholders at their annual ordinary general meeting pursuant to the Mexican Securities Market Law.

The Finance and Planning Committee Report

A translation from Spanish to English of the finance and planning committee’s annual report submitted to the Board of Directors on March 14, 2007 is provided below.

Finance and Planning Committee Report

Mexico, D.F., March 14, 2007

To the Board of Directors of

Teléfonos de México, S.A.B. de C.V. (Telmex)

Mr. Chairman and Board members:

The principal issues that have been discussed in the sessions of the Finance and Planning Committee of the Board of Directors are the following:

•

We reviewed the results of the investment programs and liabilities of the Company at year-end 2006. The investments and financing complied with the policies established by the Board and achieved the projected viability.

•

We analyzed and evaluated the projected investment and liabilities plan for 2007. Both the projected investments and liabilities are within framework of the policies established by the Board, which policies are also in line with the established strategic vision of the Company.

•	Therefore, the Committee determined that the principal investments and financing for 2007 planned by management are viable and adequate.

•

We also reviewed the figures of the financial statements as of December 31, 2006, compared them with the figures for 2005 and with the 2006 budget, and analyzed the premises and financial projections included in the Company’s budget for 2007. The Committee determined that these projections are in line with the Company’s strategic plan.

•	In addition, we carried out an evaluation and verified that the strategic position of the Company is consistent with its strategic plan.

We consider that this information should be included in the Annual Report of the Board of Directors to the Shareholders’ Meeting, at which the 2006 results will be presented, in order to comply with the Code of Best Corporate Practices.

Juan Antonio Pérez Simon

Chairman

Executive Officers

The names, responsibilities and prior business experience of our executive officers are as follows:

Héctor Slim Seade	Appointed:	2006
Chief Executive Officer	Business experience:	Director Operational Support of Teléfonos de México, S.A.B. de C.V.; Chief Executive Officer of Fianzas Guardiana Inbursa; Administrative Officer of Banco Inbursa

Oscar Von Hauske Solís	Appointed:	2006
President of Telmex International, Systems and Telecommunications Operators	Business experience:	Head of finance at Grupo Condumex, S.A. de C.V.

Adolfo Cerezo Pérez	Appointed:	1991
Chief Financial Officer	Business experience:	Various positions in finance at Teléfonos de México, S.A.B. de C.V., including treasurer

Arturo Elías Ayub	Appointed:	1998
Strategic Alliances, Communications and Institutional Relations	Business experience:	Various positions in regulation and Internet areas at Teléfonos de México, S.A.B. de C.V.

Javier Mondragón Alarcón	Appointed:	1999
Regulation and Legal Affairs	Business experience:	General counsel at Grupo Televisa S.A. de C.V.; executive vice president at Grupo Televicentro

Sergio Medina Noriega	Appointed:	1995
Legal	Business experience:	Various legal positions at Bancomer S.A. (now BBVA Bancomer); legal director of Empresas Frisco

Héctor Slim Seade is the nephew of Carlos Slim Helú, and Arturo Elías Ayub is the son-in-law of Carlos Slim Helú.

Statutory Auditors

As a sociedad anónima bursátil under the Mexican Securities Market Law, our bylaws no longer provide for the election of statutory auditors by our shareholders. The duty of the statutory auditors to report to our shareholders regarding the reasonableness of the financial information presented by the Board of Directors now rests with our audit committee and our external auditors.

Compensation of Directors and Officers

For the year ended December 31, 2006, the aggregate compensation of all of our directors and executive officers paid for services in all capacities was approximately P.59.0 million, which included bonus payments totaling P.9.3 million. Annual bonus payments are approved by our corporate practices committee on the basis of various factors, including achievement of performance targets and seniority. Each director received an average fee of P.52.2 thousand (nominal) for each meeting of the Board of Directors attended in 2006. Members of committees of the Board of Directors received an average fee of P.16.2 thousand (nominal) for each committee meeting attended in 2006. None of our directors is a party to any contract with us or any of our subsidiaries that provides for benefits upon termination of employment. We do not provide pension, retirement or similar benefits to our directors in their capacity as directors. Our executive officers are eligible for benefits on the same terms as all other Telmex employees, and we do not separately set aside, accrue or determine the amount of our costs that is attributable to executive officers.

In 2004, we terminated our stock option plan for our executive officers. In January 2003, we granted options to purchase an aggregate of 11.7 million L Shares at P.11.17 per L Share, which were exercisable over a period of nearly four years from the date of grant. We subsequently reduced this period to two years. In January 2004, we granted options to purchase an aggregate of 9.0 million L

Shares at P.13.45 per L Share, which were exercisable for a period of nearly four years from the date of grant. We subsequently reduced this period to one year. In accordance with Mexican FRS then in effect, we did not recognize any compensation expense as a result of granting stock options to our executive officers.

Share ownership of Carlos Slim Helú and certain members of his immediate family is set forth in Item 7. Major Shareholders and Related Party Transactions—Major Shareholders. Excluding the individuals discussed therein, our directors, alternate directors and executive officers as a group beneficially own less than 1% of any class of our capital stock.

Employees

We are one of the largest non-governmental employers in Mexico. The following table sets forth the number of employees and a breakdown of employees by main category of activity and geographic location as of the end of each year in the three-year period ended December 31, 2006:

	December 31,
	2006	2005	2004
End-of-period number of employees	76,394	75,484	76,683
Employees by category of activity:
Local—Mexico	37,660	38,430	39,420
Long distance—Mexico	6,630	7,170	7,216
Other—Mexico	15,400	14,607	14,431
Latin America(1) and the United States	16,704	15,277	15,616
Employees by geographic location:
Mexico	59,690	60,207	61,067
Latin America(1) and the United States	16,704	15,277	15,616

(1)	Includes Brazil, Argentina, Chile, Colombia and Peru.

At December 31, 2006, the Telephone Workers’ Union of Mexico (known by its Spanish acronym, STRM) represented approximately 56.1% of our employees, and members of other unions represented approximately 10.2% of our employees. All management positions are held by non-union employees. Salaries and certain benefits for unionized personnel are renegotiated every year and the collective bargaining agreements with our unionized employees are renegotiated every two years. In April 2007, we and the STRM agreed to a 4.5% nominal increase in basic wages and a 2.2% nominal increase in benefits.

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The AA Shares represented 40.9% of the total capital stock and 94.8% of the full voting shares (AA shares and A Shares) as of April 10, 2007. The AA Shares are owned by (1) Carso Global Telecom, (2) AT&T International and (3) various other Mexican investors. Carso Global Telecom holds interests in telecommunications and was spun off from Grupo Carso in 1996. Carso Global Telecom may be deemed to control us. According to reports of beneficial ownership of our shares filed with the SEC, Carso Global Telecom is controlled by Mr. Carlos Slim Helú and members of his immediate family.

Carso Global Telecom and AT&T International are parties to an agreement entered into in December 2000 providing for certain matters relating to their ownership of AA Shares. Among other things, the agreement subjects certain transfers of AA Shares by either party to a right of first offer in favor of the other party, although the right of first offer does not apply to the conversion of AA Shares to L Shares, as permitted by our bylaws, or the subsequent transfer of L Shares. The agreement also provides for the composition of the Board of Directors and the executive committee (see Item 6. Directors and Officers of Registrant—Directors and Item 6. Directors and Officers of Registrant—Executive Committee) and for each party to enter into a Management Services Agreement with us (see —Related Party Transactions).

The following table identifies owners of five percent or more of any class of our shares as of April 10, 2007, unless otherwise indicated. Except as described below, we are not aware of any holder of five percent or more of any class of our shares. Holders of five percent or more of any class of our shares have the same voting rights with respect to their shares as do holders of less than five percent of the same class.

	AA Shares(1)		A Shares(2)		L Shares(3)(4)		Percent of voting shares(5)
	Shares (millions)	Percent of class	Shares (millions)	Percent of class	Shares (millions)	Percent of class
Carso Global Telecom(6)	6,000.0	73.9%	92.0	20.8%	4,636.0	41.0%	71.2%
AT&T International(6)	1,799.5	22.2	—	—	—	—	21.0
Brandes Investment Partners, L.P.(7)	—	—	—	—	939.7	8.3	—
Franklin Resources, Inc.(7)	—	—	—	—	621.3	5.5	—

(1)	As of April 10, 2007, there were 8,115 million AA Shares outstanding, representing 94.8% of the total full voting shares (AA Shares and A Shares).
(2)	As of April 10, 2007, there were 442 million A Shares outstanding, representing 5.2% of the total full voting shares (AA Shares and A Shares).
(3)	As of April 10, 2007, there were 11,301 million L Shares outstanding.
(4)	Based on reports of beneficial ownership filed with the SEC, JPMorgan Chase & Co. beneficially owned less than 5% of our L Shares as of March 31, 2007 compared to 7.5% as of March 31, 2006.
(5)	AA Shares and A Shares.
(6)	Holders of AA Shares and A Shares are entitled to convert a portion of these Shares to L Shares, subject to the restrictions set forth in our bylaws. See Item 10. Additional Information—Bylaws and Mexican Law.
(7)	As of March 31, 2007. Derived from reports of beneficial ownership of our shares filed with the SEC. For comparability purposes, percent of class is calculated based on the number of L Shares outstanding on April 10, 2007.

The following table sets forth the share ownership, as of April 10, 2007, of our officers and directors who own more than one percent of any class of our capital stock. Mr. Carlos Slim Helú, together with certain members of his immediate family, may be deemed to share beneficial ownership of 6,000 million AA Shares, 92.6 million A Shares and 4,764.7 million L Shares held by Carso Global Telecom and other companies that are under common control with us.

	AA Shares(1)		A Shares(1)		L Shares(1)		Percent of voting shares(2)
	Shares (millions)	Percent of class	Shares (millions)	Percent of class	Shares (millions)	Percent of class
Carlos Slim Helú(3)	6,000.0	73.9%	92.7	21.0%	4,764.8	42.2%	71.2%
Carlos Slim Domit(4)	6,000.0	73.9	92.6	21.0	4,764.7	42.2	71.2
Marco Antonio Slim Domit(5)	6,000.0	73.9	92.6	21.0	4,764.7	42.2	71.2
Patrick Slim Domit(6)	6,000.0	73.9	92.6	21.0	4,765.7	42.2	71.2
Antonio Cosío Ariño(7)	130.4	1.6	—	—	—	—	1.5
Antonio Cosío Pando(7)	130.4	1.6	—	—	—	—	1.5

(1)	Holders of AA Shares and A Shares are entitled to convert a portion of these Shares to L Shares, subject to the restrictions set forth in our bylaws. See Item 10. Additional Information—Bylaws and Mexican Law. Based on reports of beneficial ownership filed with the SEC, as of April 10, 2007, 4,143,027,548 AA Shares and all A Shares of which Carlos Slim Helú and certain members of his immediate family may be deemed to share beneficial ownership could be converted to L Shares.
(2)	AA Shares and A Shares.
(3)	Includes 80,000 A shares and 120,000 L Shares owned directly by Carlos Slim Helú.
(4)	Includes 16,264 L Shares owned directly by Carlos Slim Domit.
(5)	Includes 16,264 L Shares owned directly by Marco Antonio Slim Domit.
(6)	Includes 1,048,538 L Shares owned directly by Patrick Slim Domit.
(7)	Owned jointly by Antonio Cosío Ariño and Antonio Cosío Pando.

At December 31, 2006, 77.1% of our outstanding L Shares were represented by L Share ADSs, each representing the right to receive 20 L Shares, and 99.1% of the holders of L Share ADSs (12,382 holders, including The Depository Trust Company, or DTC) had registered addresses in the United States. In November 2000, we established a sponsored ADS program for the A Share ADSs. 28.5% of our outstanding A Shares were held in the form of A Share ADSs at December 31, 2006, each representing the right to receive 20 A Shares, and 99.6% of the holders of A Share ADSs (4,167 holders, including DTC) had registered addresses in the United States.

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

We purchase our shares on the Mexican Stock Exchange from time to time up to a specified maximum aggregate value authorized by the holders of AA Shares and A Shares and our Board of Directors. In 2006, we purchased 1,838.0 million L Shares and 3.9 million A Shares, representing 8.4% of the shares outstanding at the beginning of 2006, with an aggregate value of P.23,789 million (P.23,143 million historical). As of April 27, 2007, we are authorized to purchase shares with an aggregate value of up to P.23.0 billion.

Since January 1, 1997, Carso Global Telecom has purchased A Shares and L Shares on the open market from time to time. In percentage terms, the ownership position of Carso Global Telecom has also increased as a result of our repurchase of our own shares. Carso Global Telecom’s percentage ownership of A Shares was 20.6% on December 31, 2006, 19.2% on December 31, 2005 and 18.2% on December 31, 2004. Carso Global Telecom’s percentage ownership of L Shares was 39.1% on December 31, 2006, 28.5% on December 31, 2005 and 23.6% on December 31, 2004.

RELATED PARTY TRANSACTIONS

General

We engage in a variety of transactions in the ordinary course of business with affiliates. Pursuant to Mexican law, our bylaws and applicable internal guidelines, provided that the corporate practices committee of our Board of Directors has opined favorably, our Board of Directors has to vote on whether or not to approve any transaction with a related party (1) the value of which exceeds 1% of our consolidated assets, (2) that is outside the ordinary course of our business, or (3) that is at non-market prices. Transactions with related parties with a value of less than 1% of our consolidated assets require the approval of our corporate practices committee only.

Our transactions with affiliates include making interconnection payments to América Móvil, purchasing network construction services and materials from a subsidiary of Grupo Carso and using insurance and bank services from Grupo Financiero Inbursa, S.A.B. de C.V., or Grupo Financiero Inbursa. In addition, we rent private circuits and provide long distance services to América Móvil, sell network construction materials to Grupo Carso and provide certain services to Grupo Carso and Grupo

Financiero Inbursa. Grupo Carso and Grupo Financiero Inbursa are under common control with Carso Global Telecom, and several of their directors are also members of our Board of Directors. See Item 6. Directors and Officers of Registrant—Directors.

The aggregate amount of our purchases from affiliates was P.21,956 million in 2006, P.22,434 million in 2005 and P.21,675 million in 2004. The aggregate amount of our sales to these affiliates was P.8,324 million in 2006, P.8,034 million in 2005 and P.5,534 million in 2004. We believe that these transactions are at market prices.

From time to time we make investments together with affiliated companies, sell our investments to affiliates and buy investments from affiliates. Some of these transactions are described below.

•

We pursued joint investments with América Móvil to acquire equity interests in Compañía Anónima Nacional Teléfonos de Venezuela in 2006 and Olimpia, an Italian company that owns 18% of the total capital of Telecom Italia, in 2007. Neither of these transactions was completed.

•

We owned approximately 25.6 million shares of common stock of MCI. Other parties that may be deemed to be under common control with us held an additional interest. In May 2005, we and the other parties that may be deemed to be under common control with us sold all shares held.

•

In January 2006, together with Alcatel and AT&T International (one of our principal shareholders), we acquired an aggregate 51% interest in the capital stock of 2Wire. Subsequently, we sold an approximate 5.5% in 2Wire to AT&T International, decreasing our ownership to approximately 13.0%.

•	We own a 45% interest in Grupo Telvista S.A. de C.V. together with América Móvil (45%) and Grupo Financiero Inbursa (10%).

•

We owned a 50% interest in Technology and Internet LLC, a company that invests in e-commerce enterprises in the United States and Latin America. We made this investment together with América Móvil (40.3%) and a subsidiary of Grupo Financiero Inbursa (9.7%). In June 2005, we sold our entire interest in Technology and Internet LLC to Grupo Condumex.

We also pay fees to Carso Global Telecom and AT&T International for consulting and management services, pursuant to agreements with each party negotiated on behalf of us by a special committee of directors unaffiliated with any of the parties. The current agreement with Carso Global Telecom was renewed for the period beginning January 1, 2007, and the current agreement with AT&T International was renewed for the period beginning December 31, 2006, each on substantially similar terms to the prior agreements. We paid to both companies an aggregate amount of U.S.$39 million in 2006, U.S.$39 million in 2005 and U.S.$29 million in 2004.

Our corporate practices committee has established policies governing the use of our corporate aircraft. For security reasons and due to the various activities related to their positions, the corporate practices committee allocates an annual amount of time for personal use free of charge to the honorary chairman, the chairman and the co-chairman of our Board of Directors. Certain executives of our affiliates periodically use our corporate aircraft in accordance with those policies.

Transactions between Telmex and América Móvil

América Móvil has a variety of contractual relationships with us and with our subsidiaries. Because both we and América Móvil, the leading wireless operator that was established in a spin-off from us in 2000, provide telecommunications services in the same geographical markets, we have extensive operational relationships. These include interconnection between our respective networks; use by América Móvil of our private circuits; our provision of long distance service to América Móvil’s customers; use of facilities, particularly for the co-location of equipment on premises we own; and use by each of the services provided by the other. These operational relationships are subject to a variety of agreements, which for the most part were in place prior to the spin-off and were not significantly modified as a result of the spin-off. Many of them are also subject to specific regulations governing all telecommunications operators. Interconnection fees represent the largest component of amounts paid under these agreements. In 2006, the aggregate amount we paid América Móvil for interconnection fees totaled P.12,837 million (including P.3,848 million paid by Embratel to Telecom Americas S.A., América Móvil’s affiliate in Brazil, which operates under the brand “Claro”), and the aggregate amount paid to us by América Móvil totaled P.6,990 million (including P.850 million paid by Claro to Embratel), primarily for use of our private circuits and long distance services. The terms of the arrangements with América Móvil are generally similar to those on which each company does business with other, unaffiliated parties.

In addition, we distribute América Móvil’s handsets and prepaid cards on commercial terms similar to those given to other cellular distributors.

Transactions between Embratel and Related Parties

Embratel completes international traffic from our subsidiaries and subsidiaries of América Móvil in Mexico, Argentina and Chile. Our subsidiaries and subsidiaries of América Móvil in Mexico, Argentina and Chile complete international traffic from Embratel.

Because both Embratel and Claro provide telecommunications services in the same geographical markets, they have extensive operational relationships. Embratel originates mobile domestic and international long distance traffic from Claro and terminates mobile domestic and international long distance traffic to Claro. Embratel also transports Claro’s traffic and leases lines to Claro. Through its subsidiary, BrasilCenter, Embratel provides call center services to Claro. In 2006, the aggregate amount paid by Embratel to Claro for interconnection fees totaled P.3,848 million, and the aggregate amount paid by Claro to Embratel totaled P.850 million, primarily for the use of our private circuits and long distance services.

Since March 2006, Embratel and Net have jointly offered package consisting of paid television, broadband Internet access and voice services to residential customers along Net’s network.

In November 2004, Embratel’s principal operating subsidiary entered into a U.S.$75 million loan agreement with Banco Inbursa, S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa, a subsidiary of Grupo Financiero Inbursa. Embratel repaid the loan in full in 2006.

The terms of Embratel’s arrangements with our affiliates and with other companies that may be deemed to be under common control with us are generally similar to those on which each company does business with other, unaffiliated parties.

International Long Distance Settlement with AT&T International

We have agreements with AT&T International, one of our principal shareholders, that provide for AT&T International completing our international calls to the United States and for our completing AT&T International’s calls from the United States. The rates of payment under these agreements are consistent with the rates agreed with other international carriers. For the year ended December 31, 2006, we recorded revenues in the amount of P.1,319 million and expenses in the amount of P.280 million in connection with these agreements.

Item 8. Financial Information

CONSOLIDATED FINANCIAL STATEMENTS

See Item 18. Financial Statements and our consolidated financial statements beginning on page F-1.

LEGAL PROCEEDINGS

Telmex

We are involved in legal proceedings in the ordinary course of our business, none of which is material. In addition, we are in the process of appealing various proceedings brought by our competitors alleging anticompetitive practices by us before competition authorities in Mexico. The proceedings could result in fines by the authorities and subsequent civil actions by our competitors, but we believe that a negative outcome of these proceedings would not be material on an aggregate basis.

The Mexican Social Security Institute (Instituto Mexicano del Seguro Social) conducted an audit of our social security obligations for the period from 1997 through 2001. Following the audit, we were ordered to pay a total of approximately P.330 million (nominal value) consisting of past due obligations, penalties and accrued interest as of July 2, 2003. We have appealed these rulings to the Federal Administration and Taxation Court (Tribunal Federal de Justicia Fiscal y Administrativa) and, in accordance with Mexican law, have posted a bond guaranteeing the amount alleged to be owed. Although we believe that the basis for our appeal is well founded, there can be no assurance that we will prevail.

Embratel

Tax Disputes

We are engaged in a significant number of ongoing disputes with the tax authorities in Brazil relating to tax assessments and other claims against Embratel. As a result, we have a substantial amount of tax-related contingencies. As of December 31, 2006, we had recorded provisions in the aggregate amount of P.5,262 million with respect to tax-related contingencies at Embratel. While we believe that our positions in these cases are well founded, there can be no assurance that we will prevail or that the amount of our provisions will be sufficient to meet any adverse judgments or penalties.

In August 2006, pursuant to an agreement among all Brazilian states, we were granted a proportional reduction of our value-added goods and services tax, or ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços), liability, including restatement penalties and surcharges, through July 2006. The agreement is applicable throughout all states and the Federal District of Brazil, but the implementation of its provisions depends on each state’s regulations. In the states in which the agreement has already been implemented, we made payments of P.2,352 million in settlement of all disputes related to this matter. With respect to the states in which the agreement has not yet been implemented, we recorded a provision of P.2,002 million, based on our expectation that those states will also implement the terms of the agreement.

At December 31, 2006, we recorded a provision of P.2,578 million in connection with our ongoing dispute with the Brazilian tax authorities regarding the payment by Embratel of income tax on inbound international income.

For more information regarding our tax-related contingencies in Brazil, see Note 12 to our audited consolidated financial statements.

Disputes with Third Parties

We are involved in a variety of additional litigation and administrative proceedings that have arisen in the ordinary course of business. Various disputes are in an advanced stage of the litigation process, and we may lose at least some of the cases. We have recorded a provision of P.607 million (restated) for unfavorable rulings.

DIVIDENDS

We have paid cash dividends on our shares each year since 1958. The table below sets forth the nominal amount of dividends paid per share in each year indicated, in pesos and translated into U.S. dollars at the exchange rate on each of the respective payment dates. The figures below have been adjusted to give effect to the two-for-one stock split that occurred in May 2005.

Year ended December 31,	Pesos per Share		Dollars per Share
2006	P.	0.4025	U.S.$	0.0365
2005		0.3700		0.0340
2004		0.3325		0.0294
2003		0.3025		0.0278
2002		0.2725		0.0280

Since 1998, we have paid dividends quarterly. The dividends from earnings in a given year are determined at the annual meeting of shareholders in April of the following year, and paid in June, September and December of such following year and in March of the year after that. In April 2005, we declared a dividend of P.0.380 per share, which we paid in equal installments of P.0.095 per share in June 2005, September 2005, December 2005 and March 2006. In April 2006, we declared a dividend of P.0.41 per share, which we paid in equal installments of P.0.1025 per share in June 2006, September 2006, December 2006 and March 2007. In April 2007, we declared a dividend of P.0.45 per share, which will be payable in equal installments of P.0.1125 per share in June 2007, September 2007, December 2007 and March 2008.

The declaration, amount and payment of dividends are determined by majority vote of the holders of AA Shares and A Shares, generally on the recommendation of the Board of Directors, and will depend on our results of operations, financial condition, cash requirements, future prospects and other factors deemed relevant by the holders of AA Shares and A Shares. Accordingly, we cannot assure you that we will continue to pay dividends or that future dividends will be comparable to historical dividends. Our bylaws do not distinguish among holders of the AA Shares, the A Shares and the L Shares with respect to dividend payments and other distributions.

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

The A Share ADSs, each representing 20 A Shares of Telmex, are issued by the Depositary, as depositary for the A Share ADSs. The A Shares are traded on the Mexican Stock Exchange, and the A Share ADSs are quoted on the NASDAQ SmallCap Market.

The following table sets forth, for the periods indicated, the reported high and low sales prices for the L Shares on the Mexican Stock Exchange and the reported high and low sales prices for the L Share ADSs on the New York Stock Exchange. Prices have not been restated in constant currency units, but have been adjusted to give effect to the two-for-one stock split that occurred in May 2005.

	Mexican Stock Exchange				New York Stock Exchange
	(pesos per L Share)				(U.S. dollars per L Share ADS)
	High		Low		High		Low
Annual highs and lows
2006	P.	15.97	P.	10.01	U.S.$	29.35	U.S.$	17.61
2005		13.27		8.92		24.79		16.49
2004		10.81		8.66		19.27		15.06
2003		9.53		7.48		17.25		14.42
2002		9.31		6.59		20.53		13.35

Quarterly highs and lows
2007:
First quarter	P.	18.63	P.	14.32	U.S.$	33.83	U.S.$	25.89
Second quarter		23.29		18.45		43.26		33.37
2006
First quarter		13.90		11.47		26.07		21.76
Second quarter		12.81		10.01		23.35		17.61
Third quarter		14.22		11.20		25.79		20.26
Fourth quarter		15.97		13.45		29.35		24.05
2005:
First quarter		10.87		9.41		20.16		17.15
Second quarter		10.09		8.92		18.98		16.49
Third quarter		11.38		9.98		21.27		18.80
Fourth quarter		13.27		10.53		24.79		19.49

Monthly highs and lows
2007
January	P.	16.97	P.	14.32	U.S.$	30.76	U.S.$	25.89
February		17.49		16.09		31.91		29.00
March		18.63		15.68		33.83		27.72
April		20.02		18.45		36.40		33.37
May		23.29		18.63		43.26		33.74
June		22.25		20.06		41.32		36.78

The table below sets forth, for the periods indicated, the reported high and low sales prices for the A Shares on the Mexican Stock Exchange and the high and low bid prices for A Share ADSs published by NASDAQ. Bid prices published by NASDAQ for the A Share ADSs are inter-dealer quotations and may not reflect actual transactions. Prices have not been restated in constant currency units, but have been adjusted to give effect to the two-for-one stock split that occurred in May 2005.

	Mexican Stock Exchange				NASDAQ
	(pesos per A Share)				(U.S. dollars per A Share ADS)
	High		Low		High		Low
Annual highs and lows
2006	P.	15.79	P.	10.30	U.S.$	29.07	U.S.$	17.04
2005		13.25		8.97		24.50		16.40
2004		10.80		8.62		19.25		15.01
2003		9.50		7.48		17.25		14.26
2002		9.28		6.50		20.50		13.25

Quarterly highs and lows
2007:
First quarter	P.	18.40	P.	14.30	U.S.$	33.81	U.S.$	25.71
Second quarter		22.65		18.60		43.14		33.08
2006:
First quarter		13.80		11.50		26.52		21.36
Second quarter		12.66		10.30		23.49		17.04
Third quarter		14.14		11.40		25.81		20.34
Fourth quarter		15.79		13.70		29.07		24.25
2005:
First quarter		10.88		9.33		20.15		17.01
Second quarter		10.04		8.97		19.99		16.40
Third quarter		10.92		9.84		21.88		18.83
Fourth quarter		13.25		10.57		24.50		19.33

Monthly highs and lows
2007:
January	P.	16.50	P.	14.30	U.S.$	30.57	U.S.$	25.71
February		17.31		16.25		31.75		28.51
March		18.40		15.95		33.81		27.75
April		19.80		18.60		36.27		33.08
May		22.65		18.80		43.14		33.75
June		21.95		20.45		41.37		36.81

TRADING ON THE MEXICAN STOCK EXCHANGE

The Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A. de C.V.), located in Mexico City, is the only stock exchange in Mexico. Founded in 1907, it is organized as a corporation whose shares are held by 26 brokerage firms, which are exclusively authorized to trade on the Mexican Stock Exchange. Trading on the Mexican Stock Exchange takes place principally through automated systems, which are open between the hours of 8:30 a.m. and 3:00 p.m., Mexico City time, each business day. Trades in securities listed on the Mexican Stock Exchange can also be effected off the exchange. The Mexican Stock Exchange operates a system of automatic suspension of trading in shares of a particular issuer as a means of controlling excessive price volatility, but under current regulations this system does not apply to securities such as the A Shares or the L Shares that are directly or indirectly (for example, through ADSs) quoted on a stock exchange (including for these purposes NASDAQ) outside Mexico.

Settlement is effected three business days after a share transaction on the Mexican Stock Exchange. Deferred settlement, even by mutual agreement, is not permitted without the approval of the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or the CNBV). Most securities traded on the Mexican Stock Exchange, including those of Telmex, are on deposit with S.D. Indeval, Institución para el Depósito de Valores, S.A. de C.V., a privately owned securities depositary that acts as a clearinghouse for Mexican Stock Exchange transactions.

Item 10. Additional Information

BYLAWS AND MEXICAN LAW

Set forth below is a brief summary of certain significant provisions of Mexican law and our bylaws. The full text of our bylaws, last amended on December 6, 2006 to comply with the provisions of the new Mexican Securities Market Law, has been filed as an exhibit to this Annual Report. For a description of the provisions of our bylaws relating to our Board of Directors and its committees, see Item 6. Directors and Officers of Registrant.

Mexican Securities Market Law

In December 2005, a new Mexican Securities Market Law was enacted and published in the Official Gazette. The new law became effective in June 2006, and issuers had until December 2006 to comply with its requirements. The new law introduced significant changes to the regime in which issuers operate, including:

•

the establishment of the sociedad anónima bursátil, a separate corporate form of organization for issuers with stock registered with the CNBV and listed on the Mexican Stock Exchange, which provides for a new set of corporate governance requirements;

•

the redefinition of the functions and structure of the board of directors, including (i) increasing the maximum number of members of the board of directors (up to 21, with independent members comprising at least 25%) and (ii) requiring that the status of members of the board of directors as independent be determined by the shareholders’ meeting, subject to the CNBV’s authority to challenge such determination;

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

•

the increase in liability for members of the board of directors and its secretary with respect to the operations and performance of the issuer, including (i) payment of damages and losses resulting from the breach of their duty of care or loyalty and (ii) criminal penalties from one to 12 years of imprisonment for certain illegal acts involving willful misconduct. Civil actions under (i) may be brought by the issuer or by shareholders that represent 5% or more of the capital stock of the issuer; and criminal actions under (ii) may only be brought by the Mexican Ministry of Finance, after consultation with the CNBV, and in certain cases, by the injured parties;

•

the elimination of the requirement that the issuer have a statutory auditor and the delegation of specific obligations of corporate governance and oversight to the committees performing audit and corporate practices functions and to the external auditors;

•

the requirement that all the members of the committees performing audit and corporate practices functions be independent as such term is defined under the new law, except with respect to the corporate practices committee in the case of issuers like us that have a controlling shareholder, where only a majority must be independent;

•

the enhancement of the functions and responsibilities of the audit committee, including (i) the evaluation of the performance of the external auditors, (ii) the review and discussion of the financial statements of the issuer and the conveyance to the board of directors of the committee’s recommendations regarding the approval of such financial statements, (iii) the surveillance of internal controls and internal audit procedures of the issuer, (iv) the reception and analysis of recommendations and observations regarding matters within the committee’s mandate by the shareholders, members of the board of directors and senior management, and the authority to act upon such recommendations and observations, (v) the authority to call a shareholders’ meeting and to contribute to the meeting’s agenda and (vi) the oversight of the execution of resolutions enacted at meetings of shareholders or the board of directors; and

•	the requirement that the shareholders’ meeting approve all transactions that represent 20% or more of the consolidated assets of the issuer within a given fiscal year.

Organization and Register

Telmex is a sociedad anónima bursátil de capital variable organized in Mexico under the Mexican Companies Law (Ley General de Sociedades Mercantiles) and the Mexican Securities Market Law. It is registered with the Public Registry of Commerce of Mexico City under the number 5229.

Purpose

Our main corporate purpose is to construct, install, maintain and operate a public telephony and telecommunications network to transmit voice, sound, data, text and images through local and domestic and international long distance telecommunications services.

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

Each AA Share or A Share may be exchanged at the option of the holder for one L Share, provided that the AA Shares may never represent less than 20% of our outstanding capital stock or less than 51% of our combined AA Shares and A Shares. As of December 31, 2006, the AA Shares represented 40.2% of our outstanding capital stock and 94.8% of our combined AA Shares and A Shares.

Each L Share is exchangeable at the option of the holder for one AA Share by delivering the L Share certificate to our treasury for cancellation and receiving the corresponding AA Share certificate. The right to exchange is subject to limitations on non-Mexican ownership of AA Shares and to the requirement that the AA Shares and A Shares together may never represent more than 51% of our outstanding capital stock. As of December 31, 2006, the AA Shares and A Shares together represented 42.4% of our outstanding capital stock.

Voting Rights

Each AA Share and A Share entitles the holder thereof to one vote at any meeting of our shareholders. Each L Share entitles the holder to one vote at any meeting at which holders of L Shares are entitled to vote. Holders of L Shares are entitled to vote only to elect two members of the Board of Directors and the corresponding alternate directors and on the following matters:

•	the transformation of Telmex from one type of company to another;

•	any merger in which Telmex is not the surviving entity or any merger with an entity whose principal corporate purposes are different from those of Telmex; and

•	removal of our shares from listing on the Mexican Stock Exchange or any foreign stock exchange.

A resolution on any of the specified matters requires the affirmative vote of both a majority of all outstanding shares and a majority of the AA Shares and the A Shares voting together.

Under Mexican law, holders of shares of any series are also entitled to vote as a class on any action that would prejudice the rights of holders of shares of such series and holders of 20% or more of all outstanding shares would be entitled to request judicial relief against any such action taken without such a vote. The determination whether an action requires a class vote on these grounds would initially be made by the Board of Directors or any other party calling for shareholder action. A negative determination could be subject to judicial challenge by an affected shareholder, and a court would ultimately determine the necessity for a class vote. There are no other procedures for determining whether a proposed shareholder action requires a class vote, and Mexican law does not provide extensive guidance on the criteria to be applied in making such a determination.

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

A special meeting of the holders of L Shares must be held each year for the election of directors. An ordinary general meeting of the holders of AA Shares and A Shares must be held each year to consider the approval of the financial statements for the preceding fiscal year, to elect directors and to determine the allocation of the profits of the preceding year.

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

Shareholders’ meetings may be called by the Board of Directors, its chairman, co-chairman or secretary, by the committees that perform audit and corporate practices functions or their chairmen, or by a court. The Board of Directors or the committees that perform audit and corporate practices functions may be required to call a meeting of shareholders by the holders of 10% of the outstanding capital stock. Notice of meetings must be published in the Official Gazette or a newspaper of general circulation in Mexico City at least 15 days prior to the meeting. In order to attend a meeting, shareholders must deposit their shares with us at our office in Mexico City, with a Mexican or foreign banking institution or with a Mexican exchange broker. If so entitled to attend the meeting, a shareholder may be represented by proxy. The depositary for the L Share ADSs and the A Share ADSs does not satisfy this requirement, so ADS holders are not entitled to attend shareholder meetings. ADS holders must exercise their voting rights through the depositary.

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

Under the new Mexican Securities Market Law, however, if Telmex were to increase its capital stock to effect a public offering of newly issued shares or were to resell any repurchased shares, no preemptive rights would be available to the holders of outstanding shares as a result of the issuance or resale. As of December 31, 2006, Telmex had 12,000.3 million repurchased L Shares and 28.6 million repurchased A Shares in its treasury.

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

Restrictions on Certain Transactions

Our bylaws provide that any acquisition by us of more than 10% of our issued and outstanding shares, effected in one or more transactions by any person or group of persons acting in concert, requires prior approval by our Board of Directors.

Restrictions on Deregistration in Mexico

Our shares are registered with the National Registry for Securities, as required under the new Mexican Securities Market Law. If we wish to cancel our registration, or if it is cancelled by the CNBV, Telmex will be required to make a public offer to purchase all outstanding shares prior to such cancellation. Unless the CNBV authorizes otherwise, the offer price will be the higher of: (1) the average of the closing price during the previous 30 days on which the shares may have been quoted, or (2) the book value of the shares in accordance with the most recent quarterly report submitted to the CNBV and to the Mexican Stock Exchange. If, after the public offer is concluded, there are still outstanding shares held by the general public, Telmex will be required to create a trust for a period of six months, into which Telmex will be required to contribute funds in an amount sufficient to purchase, at the same price as the offer price, the number of outstanding shares held by the general public. Within the five days prior to the commencement of the public offer, after taking into account the opinion of the audit committee, our Board of Directors must publish its opinion regarding the offer price.

Tender Offer Rules

Our bylaws provide that any purchasers or group of purchasers that obtain or increase a significant participation (i.e., 30% or more) in the capital stock of the company, without conducting a previous public offer in accordance with the Mexican Securities Market Law and applicable rules issued by the CNBV, would not have the right to exercise the corporate rights of their shares, and that the company will not register such shares in the share registry book.

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

Purchase of our own shares. We may repurchase our shares on the Mexican Stock Exchange at any time at the then prevailing market price. Any such repurchase must be made in compliance with the policies established by the Board of Directors. The shareholders’ meeting approves the maximum amount of funds that may be used during the year for the repurchase of shares. The ordinary shareholders’ meeting held on April 27, 2007 approved up to an additional P.15 billion to be used for share repurchases. Such funds may be used for the repurchase of shares through the Mexican Stock Exchange. The economic and voting rights corresponding to repurchased shares may not be exercised during the period in which we own such shares, and such shares are not deemed to be outstanding for purposes of calculating any quorum or vote at any shareholders’ meeting during such period.

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

TAXATION

The following summary contains a description of certain Mexican federal and U.S. federal income tax consequences of the acquisition, ownership and disposition of L Shares, A Shares, L Share ADSs, or A Share ADSs, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, hold or sell shares or ADSs.

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

Tax Treaties

The Mexican Income Tax Law has established procedural requirements for a nonresident holder disposing of his shares to be entitled to the benefits under any of the tax treaties to which Mexico is a party. These procedural requirements include the obligation to (i) prove tax treaty residence, (ii) appoint a representative in Mexico for taxation purposes and (iii) present tax calculations prepared by authorized certified public accountants. These requirements are also applicable to provisions of the Tax Treaty that may affect the taxation of a certain U.S. holders (as defined in —U.S. Federal Income Tax Considerations).

Payment of Dividends

Dividends, either in cash or in kind, paid with respect to the of L Shares, A Shares, AA Shares, L Share ADSs, or A Share ADSs will not be subject to Mexican withholding tax.

Taxation of Dispositions

Under current Mexican law and regulations, there is no basis for the Mexican tax authorities to impose taxes on income realized by a nonresident holder from a disposition of shares or ADSs, provided that (i) the transaction is carried out through (a) the Mexican Stock Exchange, (b) other securities exchanges or markets approved by the Mexican Ministry of Finance or (c) other securities exchanges or markets with ample securities trading that are located in countries with which Mexico has entered into an income tax treaty, such as the New York Stock Exchange, the Frankfurt Stock Exchange, NASDAQ and the Mercado de Valores Latinoamericanos en Euros (LATIBEX), and (ii) certain other requirements are met, including that the acquisition was made pursuant to a non-restricted offer. In addition, income realized by a nonresident holder from tendering shares or ADSs pursuant to a public tender offer may be exempt from Mexican taxation, provided that certain requirements are met. Sales or other dispositions of shares or ADSs carried out in other circumstances generally are subject to Mexican tax, except to the extent that a nonresident holder is eligible for benefits under an income tax treaty to which Mexico is a party.

For nonresident corporations and individuals that do not meet the requirements mentioned above, proceeds obtained from the sale or disposition of shares will be subject to a 25% tax. Under certain circumstances, nonresident corporations and individuals, alternatively, may elect to pay a 20% tax on the profits obtained from the transaction.

Pursuant to the Tax Treaty, gains realized by a U.S. holder (as defined in —U.S. Federal Income Tax Considerations) eligible for the benefits of the Tax Treaty from the sale or other disposition of shares, even if the sale or disposition is not carried out under the circumstances described in the preceding paragraphs, will not be subject to Mexican income tax, provided that such U.S. holder owned less than 25% of the shares representing our capital stock (including ADSs), directly or indirectly, during the 12-month period preceding such disposition.

Gains realized by other nonresident holders that are eligible to receive benefits pursuant to other income tax treaties to which Mexico is a party may be exempt from Mexican income tax in whole or in part. If a corporation is a resident of a tax haven (as defined by the Mexican Income Tax Law), the applicable rate will be 40% on the gross income obtained. Non-U.S. holders should consult their own tax advisers as to their possible eligibility under such treaties.

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

U.S. Federal Income Tax Considerations

The following is a summary of certain U.S. federal income tax consequences to U.S. holders (as defined below) of the acquisition, ownership and disposition of shares or ADSs. The summary does not purport to be a comprehensive description of all of the tax consequences of the acquisition, ownership or disposition of shares or ADSs. The summary applies only to U.S. holders that will hold their shares or ADSs as capital assets and does not apply to special classes of U.S. holders such as dealers in securities or currencies, holders with a functional currency other than the U.S. dollar, holders of 10% or more of our voting shares (whether held directly or through ADSs or both), tax-exempt organizations, financial institutions, holders liable for the alternative minimum tax, securities traders electing to account for their investment in their shares or ADSs on a mark-to-market basis, certain short-term holders of shares or ADSs and persons holding their shares or ADSs in a hedging transaction or as part of a straddle or conversion transaction.

For purposes of this discussion, a “U.S. holder” is a holder or beneficial owner of shares or ADSs that is:

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

Taxation of Distributions

In this discussion, we use the term “dividends” to mean distributions paid out of our current or accumulated earnings and profits with respect to shares or ADSs. In general, the gross amount of any dividends will be subject to U.S. federal income taxation. Dividends will be paid in pesos and will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day that they are received by the U.S. holder in the case of shares or by the depositary in the case of ADSs. U.S. holders should consult their own tax advisers regarding the treatment of foreign currency gain or loss, if any, on any pesos received by a U.S. holder or depositary that are converted into U.S. dollars on a date subsequent to receipt. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011 with respect to the ADSs, L Shares and A Shares will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs, L Shares and A Shares will be treated as qualified dividends if (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service has approved for the purposes of the qualified dividend rules and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company, or PFIC. The Tax Treaty has been approved for the purposes of the qualified dividend rules. In addition, based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2005 or 2006 taxable years. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2007 taxable year.

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

Taxation of Dispositions

A U.S. holder will recognize gain or loss on the sale or other disposition of the shares or ADSs in an amount equal to the difference between the U.S. holder’s basis in such shares or ADSs (in U.S. dollars) and the amount realized on the disposition (in U.S. dollars, determined at the spot rate on the date of disposition or, for a cash basis U.S. holder (or an electing accrual basis U.S. holder), at the exchange rate in effect on the settlement date, if the amount realized is denominated in a foreign currency). Gain or loss realized by a U.S. holder on such sale or other disposition generally will be long-term capital gain or loss if, at the time of disposition, the shares or ADSs have been held for more than one year. The net amount of long-term capital gain recognized by an individual holder is taxed at a reduced rate. Such gain or loss generally will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes.

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

A U.S. holder’s exchange of L Shares for AA Shares, pursuant to the option to exchange in respect of such L Shares, will not constitute a taxable event for U.S. federal income tax purposes. An exchanging U.S. holder will have a tax basis in the AA Shares received equal to the basis such holder had in the exchanged L Shares. A U.S. holder’s holding period for AA Shares received in such an exchange will include the holding period such U.S. holder had in the L Shares prior to such exchange. The AA Shares, however, may be owned only by holders that qualify as Mexican investors as defined in the Foreign Investment Law and our bylaws. See Bylaws and Mexican Law—Limitation on Share Ownership.

Information Reporting and Backup Withholding

Dividends on, and proceeds from the sale or other disposition of, the shares or ADSs paid to a U.S. holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless the holder:

•	establishes that it is a corporation or other exempt holder; or

•

provides an accurate taxpayer identification number on a properly completed Internal Revenue Service Form W-9 and certifies that no loss of exemption from backup withholding has occurred and otherwise complies with applicable requirements of the backup withholding rules.

The amount of any backup withholding from a payment to a holder will be allowed as a credit against the U.S. holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is furnished to the Internal Revenue Service (the “IRS”).

U.S. Tax Consequences for Non-U.S. holders

Distributions. A holder or beneficial owner of shares or ADSs that is not a U.S. holder for U.S. federal income tax purposes (a “non-U.S. holder”) generally will not be subject to U.S. federal income or withholding tax on dividends received on shares or ADSs, unless such income is effectively connected with the conduct by the holder of a U.S. trade or business.

Dispositions. A non-U.S. holder of shares or ADSs will not be subject to U.S. federal income or withholding tax on gain realized on the sale of shares or ADSs, unless:

•	such gain is effectively connected with the conduct by the holder of a U.S. trade or business; or

•

in the case of gain realized by an individual non-U.S. holder, the non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

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

The table below discloses the significant differences between our corporate governance practices and the NYSE and NASDAQ standards.

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices
Director Independence. Majority of board of directors must be independent. “Controlled companies,” which would include our company if we were a U.S. issuer, are exempt from this requirement. A controlled company is one in which more than 50% of the voting power is held by an individual, group or another company, rather than the public. §303A.01	Director Independence. Majority of board of directors must be independent and directors deemed independent must be identified in a listed company’s proxy statement (or annual report on Form 10-K or 20-F if the issuer does not file a proxy statement). “Controlled companies,” which would include our company if we were a U.S. issuer, are exempt from this requirement. A controlled company is one in which more than 50% of the voting power is held by an individual, group or another company, rather than the public. Rules 4350(c)(1) & (c)(5)	Director Independence. Pursuant to the Mexican Securities Market Law and our bylaws, our shareholders are required to appoint a Board of Directors of no more than 21 members, 25% of whom must be independent. Certain directors are per se non-independent, including insiders, control persons, major suppliers and any relatives of such persons. In accordance with the new Mexican Securities Market Law, our shareholders are required to make a determination as to the independence of our directors, though such determination may be challenged by the CNBV. There is no exemption from the independence requirement for controlled companies.

Executive Sessions. Non-management directors must meet regularly in executive sessions without management. Independent directors should meet alone in an executive session at least once a year. §303A.03	Executive Sessions. Independent directors must meet regularly in executive sessions at which only independent directors are present. Rule 4350(c)(2)	Executive Sessions. Our independent directors have not held executive sessions without management, and under our bylaws and applicable Mexican law, they are not required to do so.

Nominating/Corporate Governance Committee. Nominating/corporate governance committee of independent directors is required. The committee must have a charter	Nominating Committee. Director nominees must be selected, or recommended for the board’s selection, either by a nominating committee comprised solely of	Nominating Committee. We currently do not have a nominating committee. We are not required to have a nominating committee. However, Mexican law requires us

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices
specifying the purpose, duties and evaluation procedures of the committee. “Controlled companies” are exempt from these requirements. §303A.04	independent directors or by a majority of independent directors. Each listed company also must certify that it has adopted a formal charter or board resolution addressing the nominations process. “Controlled companies” are exempt from this requirement. Rules 4350(c)(4)(A)-(B) & (c)(5)

to have one or more committees that oversee the corporate governance function.

We have an executive committee, an audit committee, a finance and planning committee and a corporate practices committee, which together perform corporate governance functions.

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

Compensation Committee. We have a corporate practices committee, which assists our Board of Directors in evaluating and compensating our senior executives. The Mexican Securities Market Law requires that a majority of the members of the corporate practices committee of controlled companies be independent. All of the members of our corporate practices committee are independent.

As a controlled company, we would be exempt from this requirement if we were a U.S. issuer.

Audit Committee. Audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act and the more stringent requirements under the NYSE standards is required. §§303A.06, 303A.07	Audit Committee. Audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act and the more stringent requirements under the NASDAQ standards is required. Rule 4350(d)	Audit Committee. We have an audit committee of three members. Each member of the audit committee qualifies as independent, as determined by our shareholders at their annual ordinary general meeting pursuant to the Mexican Securities Market Law, and also meets the independence requirements of Rule 10A-3 under the Exchange Act. Our audit committee operates primarily pursuant to (1) a written charter approved by our Board of Directors and (2) Mexican law. For a detailed description of the duties of our audit committee, see Item 6. Directors and Officers of Registrant—Audit Committee.

Equity Compensation Plans. Equity compensation plans require shareholder approval, subject to limited exemptions. §§303A.08 & 312.03	Equity Compensation Plans. Equity compensation plans require shareholder approval, subject to limited exemptions. Rule 4350(i)(1)(A)	Equity Compensation Plans. Shareholder approval is required under Mexican law for the adoption and amendment of an equity compensation plan. Such plans should provide for general application to all executives.

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices
We terminated our stock option plan for our executive officers in 2004 and have not adopted any equity compensation plans since then.

Shareholder Approval for Issuance of Securities. Issuances of securities (1) that will result in a change of control of the issuer, (2) that are to a related party or someone closely related to a related party, (3) that have voting power equal to at least 20% of the outstanding common stock voting power before such issuance or (4) that will increase the number of shares of common stock by at least 20% of the number of outstanding shares before such issuance require shareholder approval. §§312.03(b)-(d)	Shareholder Approval for Issuance of Securities. Issuances of securities (1) that will result in a change of control of the issuer, (2) in connection with certain acquisitions of the stock or assets of another company or (3) in connection with certain transactions other than public offerings require shareholder approval. Rules 4350(i)(1)(B)-(D)	Shareholder Approval for Issuance of Securities. Mexican law and our bylaws require us to obtain shareholder approval of the issuance of new equity securities.

Code of Business Conduct and Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver for directors or executive officers. The code must contain compliance standards and procedures that will facilitate the effective operation of the code. §303A.10	Code of Business Conduct and Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver and the reasons for such waiver for directors or executive officers. The code must include an enforcement mechanism. Rule 4350(n)	Code of Business Conduct and Ethics. We have adopted a code of ethics, which has been accepted by all of our directors and executive officers and other personnel. A copy of our code of ethics is available on our website: www.telmex.com.

Conflicts of Interest. Determination of how to review and oversee related party transactions is left to the listed company. The audit committee or comparable body, however, could be considered the forum for such review and oversight. §307.00. Certain issuances of common stock to a related party require shareholder approval. §312.03(b)	Conflicts of Interest. Appropriate review of all related party transactions for potential conflict of interest situations and approval by an audit committee or another independent body of the board of directors of such transactions is required. Rule 4350(h)	Conflicts of Interest. Pursuant to Mexican law, our bylaws and applicable internal guidelines, provided that the corporate practices committee of our Board of Directors has opined favorably, our Board of Directors has to vote on whether or not to grant approval of any transaction with a related party (1) the value of which exceeds 1% of our consolidated assets, (2) that is outside the ordinary course of our business, or (3) that is at non-market prices. Transactions with related parties with a value of less than 1% of our consolidated assets require the approval of our corporate practices committee only.

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices
Solicitation of Proxies. Solicitation of proxies and provision of proxy materials is required for all meetings of shareholders. Copies of such proxy solicitations are to be provided to NYSE. §§402.00 & 402.04	Solicitation of Proxies. Solicitation of proxies and provision of proxy materials is required for all meetings of shareholders. Copies of such proxy solicitations are to be provided to NASDAQ. Rule 4350(g)	Solicitation of Proxies. We are not required to distribute proxy materials to, or solicit the return of proxies from, our shareholders. In accordance with Mexican law and our bylaws, we inform shareholders of all meetings by public notice, which states the requirements for admission to the meeting and provides a mechanism by which shareholders can vote through a representative using a power of attorney. Under the new Mexican Securities Market Law, we have to make power of attorney forms available to shareholders at their request. Under the deposit agreement relating to our ADSs, holders of our ADSs receive notices of shareholders’ meetings and, where applicable, instructions on how to vote at the shareholders’ meeting through the depositary.

Peer Review. A listed company must be audited by an independent public accountant that (i) has received an external quality control review by an independent public accountant (“peer review”) that determines whether the auditor’s system of quality control is in place and operating effectively and whether established policies and procedures and applicable auditing standards are being followed or (ii) is enrolled in a peer review program and within 18 months receives a peer review that meets acceptable guidelines. Rule 4350(k)

Peer Review. Under Mexican law we must be audited by an independent public accountant that satisfies “quality control” requirements as defined by the CNBV.

Mancera, S.C., a member practice of Ernst & Young Global, our independent auditor, is not subject to “peer review” as such term is defined in NASDAQ’s Marketplace Rule 4350(k).

DOCUMENTS ON DISPLAY

We file reports, including annual reports on Form 20-F, and other information electronically with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at its Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Any filings we make are also available to the public over the Internet at the SEC’s website at www.sec.gov and at our website at www.telmex.com. (This URL is intended to be an inactive textual reference only. It is not intended to be an active hyperlink to our website. The information on our website, which might be accessible through a hyperlink resulting from this URL, is not and shall not be deemed to be incorporated into this Annual Report.)

Item 11. Quantitative and Qualitative Disclosures about Market Risk

EXCHANGE RATE AND INTEREST RATE RISKS

We are exposed to exchange rate risk and interest rate risk related to our indebtedness. Exchange rate risk exists principally with respect to our indebtedness denominated in currencies other than Mexican pesos. As of December 31, 2006, indebtedness denominated in foreign currencies was P.87,843 million, of which P.86,613 million was denominated in U.S. dollars, P.40.8 million was denominated in Brazilian reais and P.1,189.5 million was denominated in other foreign currencies. Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. We had P.55,937 million of indebtedness bearing interest at floating rates at December 31, 2006.

Market price risk exists principally with respect to our publicly traded marketable securities. As of December 31, 2006, we had P.2,815 million in marketable securities, which we hold for trading purposes. Our marketable securities are carried at market value, and gains and losses are recognized in our statement of income. We do not use any derivative instruments to hedge our marketable securities.

We use derivative instruments to minimize the impact of fluctuations in exchange rates and floating interest rates on our indebtedness. We regularly assess our exposure and monitor opportunities to manage these risks. See Item 5. Operating and Financial Review and Prospects—Hedging.

SENSITIVITY ANALYSIS DISCLOSURES

Exchange Rates

The potential loss in fair value of financial instruments held at December 31, 2006 that would have resulted from a hypothetical, instantaneous and unfavorable 10% change in currency exchange rates, taking into account our hedging transactions, would have been approximately P.875 million. Such a change in currency exchange rates would also have resulted in additional interest expense of approximately P.444 million per year, assuming no change in the principal amount of such indebtedness, reflecting the increased costs in pesos of servicing foreign currency indebtedness. This sensitivity analysis assumes an instantaneous unfavorable 10% change in exchange rates affecting the foreign currencies in which our indebtedness is denominated.

Interest Rates

The potential loss in fair market value of financial instruments held at December 31, 2006 that would have resulted from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rate applicable to such financial instruments, taking into account our hedging transactions, would have been approximately P.2,136 million. This effect would be fully attributable to the impact of the interest rate change on fixed-rate financial assets and liabilities. A hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rate applicable to floating-rate financial assets and liabilities held at December 31, 2006, taking into account our hedging transactions, would have resulted in additional interest expense of approximately P.44 million per year, assuming no change in the principal amount of such indebtedness. The above sensitivity analyses are based on the assumption of an unfavorable 100 basis point movement of the interest rates applicable to each homogeneous category of financial assets and liabilities. A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same interest rate movement with each homogeneous category. As a result, interest rate risk sensitivity analysis may overstate the impact of interest rate fluctuations for such financial instruments, as consistently unfavorable.

Market Prices

The potential loss in fair value of marketable securities held at December 31, 2006 that would have resulted from a hypothetical, instantaneous and unfavorable 10% change in the market price of such securities would have been approximately P.282 million.

Item 12. Description of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Securities Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2006. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Mexican Financial Reporting Standards, including the reconciliation to U.S. GAAP in accordance with Item 18 of Form 20-F. Our internal control over financial reporting includes those policies and procedures that:

(a)	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

(b)	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Mexican Financial Reporting Standards, including the reconciliation to U.S. GAAP in accordance with Item 18 of Form 20-F, and that receipts and expenditures of the company are being made only in accordance with authorizations of our management and directors; and

(c)	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2006. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework and, with respect to the effectiveness of our information technology, the criteria set forth in the Control Objectives for Information and related Technology (COBIT).

Based on our assessment and those criteria, management believes that the company maintained effective internal control over financial reporting as of December 31, 2006.

Mancera, S.C., a member practice of Ernst & Young Global, the independent registered public accounting firm that has audited our financial statements, has issued an attestation report on management’s assessment of our internal control over financial reporting, which appears below.

There has been no change in our internal control over financial reporting during 2006 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

The Board of Directors and Stockholders

Teléfonos de México, S.A.B. de C.V.

We have audited management’s assessment, included in the accompanying Management’s report, that Teléfonos de México, S.A.B. de C.V. maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Teléfonos de México, S.A.B. de C.V.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of Teléfonos de México, S.A.B. de C.V.’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Mexican Financial Reporting Standards, including the reconciliation to U.S. GAAP in accordance with Item 18 of Form 20-F. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Mexican Financial Reporting Standards, including the reconciliation to U.S. GAAP in accordance with Item 18 of Form 20-F, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that Teléfonos de México, S.A.B. de C.V. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Teléfonos de México, S.A.B. de C.V. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Teléfonos de México, S.A.B. de C.V. as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders’ equity, and changes in financial position for each of the three years in the period ended December 31, 2006, of Teléfonos de México, S.A.B. de C.V. and our report dated July 13, 2007, expressed an unqualified opinion thereon.

Mancera, S.C.
A member practice of Ernst & Young Global

/s/ Fernando Espinosa López
C.P.C. Fernando Espinosa López

Mexico City, Mexico

July 13, 2007

Item 16A. Audit Committee Financial Expert

Our Board of Directors has determined that Antonio del Valle Ruiz, the chairman of our audit committee and a member of our Board of Directors, qualifies as an audit committee financial expert. Mr. del Valle Ruiz, who studied accounting at the Escuela Bancaria y Comercial, acquired his expertise through his role as chief executive officer at various Mexican banks over the last 35 years. Mr. del Valle Ruiz qualifies as independent, as determined by our shareholders at their annual ordinary general meeting pursuant to the Mexican Securities Market Law and as defined under the rules of the New York Stock Exchange and the NASDAQ Stock Market, Inc. that are applicable to foreign private issuers. See Item 6. Directors and Officers of Registrant—Audit Committee.

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

Item 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, Mancera, S.C., a member practice of Ernst & Young Global, an independent, registered public accounting firm, and by other Ernst & Young Global members during the years ended December 31, 2006 and 2005:

	Year ended December 31,
	2006		2005
	(in thousands of constant pesos as of December 31, 2006)
Audit fees	P.	67,020	P.	55,558
Audit-related fees		8,089		2,777
Tax fees		2,746		1,092
All other fees		2,654		531

Total fees	P.	80,509	P.	59,958

Audit fees in the above table are the aggregate fees billed in connection with the audit of our annual financial statements, the review of our interim financial statements and statutory and regulatory audits.

Audit-related fees in the above table are fees billed for services related to compliance with SEC requirements.

Tax fees in the above table are fees billed for tax compliance services.

All other fees in the above table are fees billed primarily related to review of reports on our operations to industry regulatory agencies.

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

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table provides information on L Shares purchased by our company and affiliated purchasers in 2006:

Year ended December 31, 2006	Total Number of L Shares Purchased(1)	Weighted Average Price Paid per L Share		Total Number of L Shares Purchased as Part of the Share Repurchase Program(2)	Weighted Average Price Paid per L Share Purchased as Part of the Share Repurchase Program		Approximate Peso Value (in Thousands) of L Shares that May Yet Be Purchased Under the Share Repurchase Program(3)
January 1-31	209,727,200	P.	13.05	201,630,000	P.	13.03	P.	4,761,594
February 1-28	178,600,100		11.91	178,600,100		11.91		2,632,271
March 1-31	216,658,600		12.27	216,658,600		12.27		14,969,792
April 1-30	261,727,300		12.03	172,727,300		12.04		12,887,769
May 1-31	316,112,500		12.15	207,118,200		12.19		10,359,132
June 1-30	315,583,900		11.06	169,191,100		11.12		8,472,115
July 1-31	295,141,200		12.27	182,641,200		12.26		6,231,182
August 1-31	401,291,400		13.16	220,451,500		13.18		3,322,806
September 1-30	257,995,200		13.47	154,995,200		13.50		1,228,836
October 1-31	98,166,500		14.42	66,258,000		14.44		15,268,952
November 1-30	31,860,000		14.46	31,860,000		14.46		14,806,887
December 1-31	65,701,200		15.05	35,900,000		15.05		14,264,372

Total/Average	2,648,565,100	P.	12.55	1,838,031,200	P.	12.56

(1)	We do not repurchase our L Shares other than under the share repurchase program. An aggregate of 811 million L Shares were purchased by our affiliated purchasers in 2006. These shares were purchased in open-market transactions.
(2)	We periodically repurchase our L Shares on the open market using funds authorized by our shareholders specifically for the repurchase of L Shares and A Shares by us at our discretion. On March 30, 2006, our shareholders authorized an additional P.15,000 million for the repurchase of L Shares and A Shares, and on October 9, 2006, our shareholders authorized an additional P.15,000 million for the repurchase of L Shares and A Shares.
(3)	This is the approximate peso amount available at the end of the period for purchases of both L Shares and A Shares pursuant to the share repurchase program. These are nominal figures and have not been restated for inflation.

The following table provides information on A Shares purchased by our company and affiliated purchasers in 2006:

Year ended December 31, 2006	Total Number of A Shares Purchased(1)	Weighted Average Price Paid per A Share		Total Number of A Shares Purchased as Part of the Share Repurchase Program(2)	Weighted Average Price Paid per A Share Purchased as Part of the Share Repurchase Program		Approximate Peso Value (in Thousands) of A Shares that May Yet Be Purchased Under the Share Repurchase Program(3)
January 1-31	1,378,200	P.	13.55	1,378,200	P.	13.55	P.	4,761,594
February 1-28	154,900		11.83	154,900		11.83		2,632,271
March 1-31	395,200		12.00	395,200		12.00		14,969,792
April 1-30	130,100		11.82	130,100		11.82		12,887,769
May 1-31	382,700		12.23	382,700		12.23		10,359,132
June 1-30	442,400		10.99	442,400		10.99		8,472,115
July 1-31	201,700		12.23	201,700		12.23		6,231,182
August 1-31	216,400		13.15	216,400		13.15		3,322,806
September 1-30	160,300		13.62	160,300		13.62		1,228,836
October 1-31	221,900		14.27	221,900		14.27		15,268,952
November 1-30	99,400		14.36	99,400		14.36		14,806,887
December 1-31	149,700		15.09	149,700		15.09		14,264,372

Total/Average	3,932,900	P.	12.89	3,932,900	P.	12.89

(1)	No A Shares were purchased by us or our affiliated purchasers in 2006 other than under our share repurchase program.
(2)	We periodically repurchase our A Shares on the open market using funds authorized by our shareholders specifically for the repurchase of L Shares and A Shares by us at our discretion. On March 30, 2006, our shareholders authorized an additional P.15,000 million for the repurchase of L Shares and A Shares, and on October 9, 2006, our shareholders authorized an additional P.15,000 million for the repurchase of L Shares and A Shares.
(3)	This is the approximate peso amount available at the end of the period for purchases of both L Shares and A Shares pursuant to the share repurchase program. These are nominal figures and have not been restated for inflation.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

See our consolidated financial statements beginning on page F-1, incorporated herein by reference.

Item 19. Exhibits

Documents filed as exhibits to this Annual Report:

1.1	Amended and restated bylaws (estatutos sociales) of Teléfonos de México, S.A.B. de C.V., dated as of December 6, 2006 (English translation).

2.1	Form of Amended and Restated L Share Deposit Agreement (incorporated by reference to the post-effective amendment to our registration statement on Form F-6 (File No. 333-125023) filed on September 28, 2006).

2.2	Form of Amended and Restated A Share Deposit Agreement (incorporated by reference to the post-effective amendment to our registration statement on Form F-6 (File No. 333-12936) filed on September 28, 2006).

2.3	Loan Agreement, dated as of August 11, 2006, among Teléfonos de México, S.A.B. de C.V., the lenders party thereto, Citibank, N.A., as administrative agent, ABN AMRO Bank N.V., BBVA Securities Inc., Citigroup Global Markets Inc., HSBC Securities (USA) Inc. and Calyon New York Branch, as joint bookrunners, ABN AMRO Bank N.V., as syndication agent, and Banco Bilbao Vizcaya Argentaria, S.A. and HSBC Securities (USA) Inc., as co-documentation agents.

3.1	Agreement dated December 20, 2000 between Carso Global Telecom, S.A.B. de C.V. and SBC International, Inc. (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2000 (File No. 1-10749) filed on May 4, 2001).

4.3	Management Services Agreement dated January 2, 2007 between Teléfonos de México, S.A.B. de C.V. and Carso Global Telecom, S.A.B. de C.V. (English translation).

4.4	Management Services Agreement, dated January 2, 2001, between Teléfonos de México, S.A. de C.V. and AT&T Mexico, Inc. (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2003 (File No. 1-10749) filed on June 28, 2004).

4.5	Amendment, dated February 7, 2007, to Management Services Agreement, dated January 2, 2001, between Teléfonos de México, S.A.B. de C.V. and AT&T Mexico, Inc.

7.1	Calculation of ratios of earnings to fixed charges.

8.1	List of subsidiaries of Teléfonos de México, S.A.B. de C.V.

12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Mancera, S.C., to the incorporation by reference into the effective registration statement on Form F-3 of Teléfonos de México, S.A.B. de C.V. (File No. 333-111040) of its report with respect to the consolidated financial statements of Teléfonos de México, S.A.B. de C.V., which appears in this Annual Report on Form 20-F.

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

REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM

To the Stockholders of

Teléfonos de México, S.A.B. de C.V.

We have audited the accompanying consolidated balance sheets of Teléfonos de México, S.A.B. de C.V. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in stockholders’ equity and changes in financial position for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Teléfonos de México, S.A.B. de C.V. and its subsidiaries at December 31, 2006 and 2005, and the consolidated results of their operations and changes in their financial position for each of the three years in the period ended December 31, 2006, in conformity with Mexican Financial Reporting Standards, which differ in certain respects from U.S. generally accepted accounting principles (see Note 18 to the consolidated financial statements).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the effectiveness of Teléfonos de México, S.A.B. de C.V.’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 13, 2007, expressed an unqualified opinion thereon.

Mancera, S.C.
A member practice of
Ernst & Young Global

/s/ C.P.C. Fernando Espinosa López

Mexico City, Mexico

July 13, 2007

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Income

(In thousands of Mexican pesos, except for earnings per share, with purchasing power at December 31, 2006)

	Year ended December 31,
	2006		2005		2004		Millions of U.S. dollars, except for earnings per share 2006
Operating revenues:
Local service	P.	60,428,477	P.	62,252,241	P.	62,663,116	$5,556
Long-distance service:
Domestic		40,204,759		39,335,258		27,390,196	3,697
International		13,234,336		14,024,566		13,088,853	1,217
Interconnection service		18,364,587		19,586,241		21,139,426	1,689
Corporate networks		22,693,486		20,324,018		14,601,868	2,087
Internet		12,295,559		11,071,078		8,601,936	1,130
Other		7,784,919		6,911,314		6,567,113	716

		175,006,123		173,504,716		154,052,508	16,092

Operating costs and expenses:
Cost of sales and services		35,799,289		36,064,400		34,598,324	3,292
Commercial, administrative and general expenses		35,035,378		29,172,748		24,684,310	3,221
Transport and interconnection		31,317,562		30,421,270		21,909,298	2,880
Depreciation and amortization (Notes 4 to 6) (includes P.22,210,762 in 2006, P.23,871,487 in 2005 and P.23,713,102 in 2004, not included in cost of sales and services)		24,563,262		25,998,693		25,248,104	2,259

		126,715,491		121,657,111		106,440,036	11,652

Operating income		48,290,632		51,847,605		47,612,472	4,440

Comprehensive financing cost:
Interest income		(3,647,768)		(4,059,624)		(3,280,113)	(335)
Interest expense		8,088,002		8,060,066		6,597,709	743
Exchange loss (gain), net		1,639,144		3,761,792		(28,738)	151
Monetary gain, net		(2,453,292)		(2,108,722)		(3,135,261)	(226)

		3,626,086		5,653,512		153,597	333

Income before income tax and employee profit sharing		44,664,546		46,194,093		47,458,875	4,107

Provisions for (Note 15):
Income tax		13,058,898		12,309,779		13,601,412	1,201
Employee profit sharing		3,001,692		3,049,252		3,105,142	276

		16,060,590		15,359,031		16,706,554	1,477

Income before equity interest in net income (loss) of affiliates		28,603,956		30,835,062		30,752,321	2,630
Equity interest in net income (loss) of affiliates		457,876		69,056		(126,371)	42

Net income	P.	29,061,832	P.	30,904,118	P.	30,625,950	$2,672

Distribution of net income:
Majority interest	P.	28,533,965	P.	30,005,924	P.	30,253,351	$2,624
Minority interest		527,867		898,194		372,599	48

	P.	29,061,832	P.	30,904,118	P.	30,625,950	$2,672

Majority net income per share:
Basic	P.	1.36	P.	1.31	P.	1.27	$0.13

Diluted	P.	1.36	P.	1.31	P.	1.26	$0.13

The accompanying notes are an integral part of these financial statements.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Balance Sheets

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

	December 31,
	2006		2005		Millions of U.S. dollars 2006
Assets
Current assets:
Cash and cash equivalents	P.	16,151,244	P.	24,715,138	$1,485
Marketable securities (Note 2)		2,815,145		56,680	259
Accounts receivable, net (Note 3)		36,595,279		30,983,818	3,365
Inventories for sale, net		1,738,761		1,209,679	160
Prepaid expenses and others		3,355,962		2,071,306	308

Total current assets		60,656,391		59,036,621	5,577

Plant, property and equipment, net (Note 4)		156,902,853		160,334,146	14,427
Inventories, primarily for operation of the telephone plant, net		2,798,615		2,398,445	257
Licenses and trademarks, net (Note 5)		5,267,451		4,965,949	484
Equity investments (Note 6)		3,006,436		856,208	277
Net projected asset (Note 7)		19,171,780		23,933,925	1,763
Deferred taxes (Note 15)		6,616,527		6,163,043	608
Goodwill, net (Note 6)		9,142,434		8,055,791	841
Deferred charges, net		467,510		458,634	43

Total assets	P.	264,029,997	P.	266,202,762	$24,277

Liabilities and stockholders’ equity
Current liabilities:
Short-term debt and current portion of long-term debt (Note 8)	P.	12,551,272	P.	15,540,961	$1,154
Accounts payable and accrued liabilities (Note 10)		33,967,468		28,292,467	3,123
Taxes payable		2,952,123		1,793,372	271
Deferred credits (Note 9)		2,158,819		2,067,641	199

Total current liabilities		51,629,682		47,694,441	4,747

Long-term debt (Note 8)		88,192,065		81,311,857	8,109
Labor obligations (Note 7)		2,271,122		2,123,851	209
Deferred taxes (Note 15)		15,981,198		16,509,620	1,469

Total liabilities		158,074,067		147,639,769	14,534

Stockholders’ equity (Note 14):
Capital stock		26,996,274		28,651,154	2,482
Premium on sale of shares		20,161,138		20,161,138	1,854
Retained earnings:
Prior years		101,082,282		101,556,165	9,294
Current year		28,533,965		30,005,924	2,624

		129,616,247		131,562,089	11,918
Other accumulated comprehensive income		(73,561,354)		(72,391,715)	(6,764)

Majority stockholders’ equity		103,212,305		107,982,666	9,490
Minority interest		2,743,625		10,580,327	253

Total stockholders’ equity		105,955,930		118,562,993	9,743

Total liabilities and stockholders’ equity	P.	264,029,997	P.	266,202,762	$24,277

The accompanying notes are an integral part of these financial statements

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Financial Position

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

	Year ended December 31
	2006		2005		2004		Millions of U.S. dollars 2006
Operating activities
Net income	P.	29,061,832	P.	30,904,118	P.	30,625,950	$2,672
Add (deduct) items not requiring the use of resources:
Depreciation		23,253,805		25,051,988		24,868,447	2,138
Amortization		1,309,457		946,705		379,657	120
Deferred charges		516,832		327,109			48
Deferred taxes		(755,696)		(2,570,165)		(2,986,172)	(69)
Equity interest in net (income) loss of affiliates		(457,876)		(69,056)		126,371	(42)
Labor obligation costs		4,721,761		4,854,317		4,830,549	434

		57,650,115		59,445,016		57,844,802	5,301
Changes in operating assets and liabilities:
(Increase) decrease in:
Marketable securities		(2,758,465)		303,623		8,152,833	(254)
Accounts receivable		(5,689,407)		2,543,957		(1,107,587)	(523)
Inventories for sale		(1,315,076)		(866,038)		(353,368)	(121)
Prepaid expenses and others		(744,918)		376,322		448,569	(68)
(Decrease) increase in:
Labor obligations:
Contributions to trust fund		(91,270)		(63,238)		(1,814,398)	(8)
Payments to employees		(203,759)		(233,502)		(5,301,302)	(19)
Accounts payable and accrued liabilities		5,561,067		(771,659)		1,283,613	511
Taxes payable		1,497,355		(5,972,710)		7,841,206	138
Deferred credits		16,392		(206,663)		60,926	2

Resources provided by operating activities		53,922,034		54,555,108		67,055,294	4,958

Financing activities
New loans		24,167,284		26,463,962		52,882,046	2,222
Repayment of loans		(15,458,733)		(20,677,797)		(46,329,795)	(1,421)
Effect of exchange rate differences and variances in debt expressed in constant pesos		(4,819,639)		(8,011,869)		(7,671,651)	(443)
Decrease in capital stock and retained earnings due to repurchases of Company’s own shares		(23,789,308)		(18,241,105)		(14,937,667)	(2,187)
Conversion of debt into common shares						7,266,358
Increase in capital stock and retained earnings due to stock options						597,933
Dividends paid		(8,525,608)		(8,902,638)		(8,756,275)	(784)
Contribution of minority stockholders				1,076,552
Dividends paid to minority stockholders in subsidiary		(408,059)					(38)

Resources used in financing activities		(28,834,063)		(28,292,895)		(16,949,051)	(2,651)

Investing activities
Plant, property and equipment		(21,152,514)		(25,614,596)		(21,547,118)	(1,945)
Available-for-sale securities				7,617,249		(7,617,249)
Inventories for operation of the telephone plant		(384,511)		(3,254)		(812,589)	(35)
Subsidiaries and affiliated companies		(11,621,950)		(5,600,756)		(14,013,561)	(1,069)
Initial cash balance from equity investment in subsidiaries		55,705		133,846		5,162,977	5
Other investments		(548,595)		(633,752)		(516,691)	(50)

Resources used in investing activities		(33,651,865)		(24,101,263)		(39,344,231)	(3,094)

Net (decrease) increase in cash and cash equivalents		(8,563,894)		2,160,950		10,762,012	(787)
Cash and cash equivalents at beginning of year		24,715,138		22,554,188		11,792,176	2,273

Cash and cash equivalents at end of year	P.	16,151,244	P.	24,715,138	P.	22,554,188	$1,485

The accompanying notes are an integral part of these financial statements.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity for the Years Ended December 31, 2004, 2005 and 2006

(In thousands of Mexican pesos, except for dividends per share, with purchasing power at December 31, 2006)

	Capital stock		Premium on sale of shares		Retained earnings						Other accumulated comprehensive income		Majority stockholders’ equity		Minority interest		Comprehensive income		Total stockholders’ equity
					Legal reserve		Unappropriated		Total
Balances at January 1, 2004	P.	31,316,930	P.	12,905,589	P.	15,563,309	P.	99,206,215	P.	114,769,524	P.	(67,833,025)	P.	91,159,018	P.	4,030			P.	91,163,048
Appropriation of earnings approved at ordinary stockholders’ meeting held in April 2004:
Cash dividends paid at P. 0.365 per share (P. 0.333 historical)								(8,756,275)		(8,756,275)				(8,756,275)						(8,756,275)
Repurchase of Company’s own shares in cash		(1,300,471)						(13,637,196)		(13,637,196)				(14,937,667)						(14,937,667)
Debt converted into common shares		10,809		7,255,549										7,266,358						7,266,358
Stock options exercised		78,850						519,083		519,083				597,933						597,933
Excess in purchase price over book value of acquired shares of companies under common control								(604,373)		(604,373)				(604,373)						(604,373)
Minority interest																13,603,613				13,603,613
Comprehensive income:
Net income of the year								30,253,351		30,253,351				30,253,351		372,599	P.	30,625,950		30,625,950
Other comprehensive income:
Effect of available-for-sale securities:
Loss for the year												(1,215,648)		(1,215,648)				(1,215,648)		(1,215,648)
Effect of translation of foreign entities												1,032,703		1,032,703		2,207,775		3,240,478		3,240,478
Deficit from holding non-monetary assets, net of deferred taxes												(2,154,504)		(2,154,504)		(826,922)		(2,981,426)		(2,981,426)

Comprehensive income																	P.	29,669,354

Balances at December 31, 2004		30,106,118		20,161,138		15,563,309		106,980,805		122,544,114		(70,170,474)		102,640,896		15,361,095				118,001,991
Initial accumulated effect of swaps, net of deferred taxes												335,846		335,846						335,846
Appropriation of earnings approved at ordinary stockholders’ meeting held in April 2005:
Cash dividends paid at P. 0.391 per share (P. 0.370 historical)								(8,902,638)		(8,902,638)				(8,902,638)						(8,902,638)
Repurchase of Company’s own shares in cash		(1,454,964)						(16,786,141)		(16,786,141)				(18,241,105)						(18,241,105)
Excess of book value over sale price of shares sold to companies under common control								(101,245)		(101,245)				(101,245)						(101,245)
Gain on sale of entities to companies under common control								1,154,232		1,154,232		26,956		1,181,188		(1,181,188)
Acquisition of minority interest and contribution from minority stockholders								3,647,843		3,647,843		251,454		3,899,297		(3,114,916)				784,381
Comprehensive income:
Net income of the year								30,005,924		30,005,924				30,005,924		898,194	P.	30,904,118		30,904,118
Other comprehensive income:
Effect of available-for-sale securities:
Gain for the year												1,749,490		1,749,490				1,749,490		1,749,490
Gain on sale recognized in income												(533,842)		(533,842)				(533,842)		(533,842)
Changes in fair value of swaps, net of deferred taxes												(175,999)		(175,999)				(175,999)		(175,999)
Effect of translation of foreign entities												387,664		387,664		402,495		790,159		790,159
Deficit from holding non-monetary assets, net of deferred taxes												(4,262,810)		(4,262,810)		(1,785,353)		(6,048,163)		(6,048,163)

Comprehensive income																	P.	26,685,763

Balances at December 31, 2005		28,651,154		20,161,138		15,563,309		115,998,780		131,562,089		(72,391,715)		107,982,666		10,580,327				118,562,993

Appropriation of earnings approved at ordinary stockholders’ meeting held in April 2006:
Cash dividends paid at P.0.411 per share (P. 0.403 historical)								(8,525,608)		(8,525,608)				(8,525,608)						(8,525,608)
Cash dividend paid to minority stockholders in subsidiary								(193,552)		(193,552)				(193,552)		(214,507)				(408,059)
Repurchase of Company’s own shares in cash		(1,654,880)						(22,134,428)		(22,134,428)				(23,789,308)						(23,789,308)
Acquisition of minority interest								373,781		373,781				373,781		(8,889,877)				(8,516,096)
Gain on dilution of investment in affiliate												827,177		827,177		25,904				853,081
Comprehensive income:
Net income of the year								28,533,965		28,533,965				28,533,965		527,867	P.	29,061,832		29,061,832
Other comprehensive income:
Changes in fair value of swaps, net of deferred taxes												(121,475)		(121,475)				(121,475)		(121,475)
Effect of translation of foreign entities												1,320,123		1,320,123		889,328		2,209,451		2,209,451
Deficit from holding non-monetary assets, net of deferred taxes												(3,195,464)		(3,195,464)		(175,417)		(3,370,881)		(3,370,881)

Comprehensive income																	P.	27,778,927

Balances at December 31, 2006 (Note 14)	P.	26,996,274	P.	20,161,138	P.	15,563,309	P.	114,052,938	P.	129,616,247	P.	(73,561,354)	P.	103,212,305	P.	2,743,625			P.	105,955,930

The accompanying notes are an integral part of these financial statements.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

1. Description of the Business and Significant Accounting Policies

I. Description of the Business

Teléfonos de México, S.A.B. de C.V. and its subsidiaries (collectively “the Company” or “TELMEX”) provide telecommunications services, primarily in Mexico and several countries in Latin America.

Revenues are obtained primarily from telecommunications services, which are comprised of local telephone services, domestic and international long-distance services, interconnection of subscribers with cellular networks (calling party pays), as well as the interconnection of domestic long-distance operators’, cellular telephone companies’ and local service operators’ networks with the TELMEX local network and data transmission to corporate networks and internet services. Other revenues are also obtained from the sale of advertising in the published telephone directory and the sale of telephone equipment.

An analysis of the principal subsidiaries and associated companies at December 31, 2006 and 2005 is as follows:

		Equity interest % at December 31
Company	Country	2006		2005
Subsidiaries:
Controladora de Servicios de Telecomunicaciones, S.A. de C.V.	Mexico	100.0		100.0
Alquiladora de Casas, S.A. de C.V.	Mexico	100.0		100.0
Anuncios en Directorios, S.A. de C.V.	Mexico	100.0		100.0
Cía. De Teléfonos y Bienes Raíces, S.A. de C.V.	Mexico	100.0		100.0
Consorcio Red Uno, S.A. de C.V.	Mexico	100.0		100.0
Teléfonos del Noroeste, S.A. de C.V.	Mexico	100.0		100.0
Uninet, S.A. de C.V.	Mexico	100.0		100.0
Embratel Participações S.A.	Brazil	97.0	(1)	72.3	(1)
Empresa Brasileira de Telecomunicações S.A.	Brazil	96.0		71.6
Star One S.A.	Brazil	76.8		57.3
Primesys Soluçoes Empresariais, S.A.	Brazil	96.0		71.6
Telmex do Brasil Ltda.	Brazil	97.0		72.3
Telmex Chile Holding S.A.	Chile	100.0		100.0
Telmex Corp. S.A. (formerly Chilesat Corp. S.A.)	Chile	99.7		99.7
Techtel LMDS Comunicaciones Interactivas, S.A.	Argentina	100.0		100.0
Telmex Argentina S.A.	Argentina	100.0		100.0
Metrored Telecomunicaciones S.R.L.	Argentina	100.0		100.0
Telmex Colombia S.A.	Colombia	100.0		100.0
Superview Telecomunicaciones, S.A.	Colombia	99.2
Telmex Perú S.A.	Peru	100.0		100.0
Sección Amarilla USA LLC	U.S.A.	80.0
Affiliated companies:
Net Serviços de Comunicação S.A.	Brazil	38.6	(2)	26.8	(2)
Grupo Telvista, S.A. de C.V.	Mexico	45.0		45.0
2Wire, Inc.	U.S.A.	13.0

(1)	At December 31, 2006 TELMEX holds 98.0% of the controlling shares of this subsidiary (97.3% in 2005).
(2)	Corresponds to the indirect shareholding percentage of TELMEX in Net; the direct and indirect interest of Embratel Participações S.A. in Net Serviços de Comunicação S.A. at December 31, 2006, is 39.9% (37.1% in 2005).

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

The amended Mexican government concession under which TELMEX operates in Mexico was reviewed on August 10, 1990. The concession runs through the year 2026, but it may be renewed for an additional period of fifteen years. The concession defines, among other things, the quality standards for telephone service and establishes the basis for regulating rates.

Under this concession, the Company’s basic telephone service rates are subject to a ceiling determined by the Federal Telecommunications Commission (COFETEL). During the last six years, TELMEX management has decided not to raise the rates for basic services.

Empresa Brasileira de Telecomunicações S.A. (Embratel), TELMEX’s most important foreign subsidiary, provides domestic and international long-distance services, data transmission and other services, and through its subsidiary Star One S.A. (Star One), it provides satellite services. Both companies operate under two separate concessions granted by the Brazilian federal government via the Brazilian Telecommunications Agency (ANATEL).

The concession for domestic and international long-distance services is in force through December 31, 2025, at cost to Embratel. This cost is related to the payment, biannually, corresponding to 2% of revenues from switched fixed telephone service, net of taxes and social contributions, of the previous year. The satellite concession is in force through December 31, 2020, at cost to Star One. Both concessions may be renewed upon expiration. The rest of the countries also operate under concessions and government licenses.

II. Significant Accounting Policies

The following are the significant accounting policies and practices observed by the Company in the preparation of the financial statements, which are in conformity with Mexican Financial Reporting Standards (MFRS), which are comprised of the bulletins issued by the Mexican Institute of Public Accountants that have not yet been modified, replaced or abolished by the MFRS, as well as the MFRS issued by the Mexican Financial Information Standards Research and Development Board (Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, A.C. or “CINIF”).

On July 13, 2007, Telmex’s Chief Executive Officer, General Counsel and Chief Financial Officer authorized the issuance of the accompanying financial statements and these notes as of December 31, 2006 and 2005, and for each of the three years in the period ended December 31, 2006 which must be also approved by the Company’s Board of Directors, Audit Committee and Stockholders at their next meetings.

a) Consolidation and basis of translation of financial statements of foreign subsidiaries

i. Consolidation

The consolidated financial statements include the accounts of Teléfonos de México, S.A.B. de C.V. and its subsidiaries. All the companies operate in the telecommunications sector or provide services to companies operating in this sector.

The results of operations of the subsidiaries and affiliates were included in the Company’s financial statements as of the month following its acquisition.

All intercompany balances and transactions have been eliminated in the consolidated financial statements. Minority interest refers primarily to certain foreign subsidiaries.

ii. Translation of financial statements of foreign subsidiaries

The financial statements of foreign subsidiaries and affiliates were translated into Mexican pesos, as follows:

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

The financial statements as reported by the foreign subsidiaries are adjusted to conform to MFRS, in their local currency, and are subsequently restated to local currency with purchasing power as of the balance sheet date, based on the inflation rate of the country in which the subsidiary operates.

All balance sheet amounts, except for stockholders’ equity, are translated into Mexican pesos at the prevailing exchange rate at year-end; stockholders’ equity accounts are translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated. The restated amounts of the statements of income are translated into Mexican pesos at the prevailing exchange rate at the end of the year being reported.

Exchange rate changes and the monetary position effect derived from intercompany monetary items are included in the consolidated statements of income.

The difference resulting from the translation process is called “Effect of translation of foreign entities” and is included in stockholders’ equity as part of the caption “Other comprehensive income”.

b) Recognition of revenues

Revenues are recognized when services are rendered. Revenues from the sale of prepaid telephone service cards are recognized based on an estimate of the usage of time covered by the prepaid card. Revenues from prepaid internet plans are recorded as service is provided. Revenues and expenses from the sale of advertising in the telephone directory are recorded at the time telephone directories are published. Revenues from the sale of equipment are recorded when the product is delivered.

Revenues from local service are comprised of new-line installation charges, monthly service fees, measured usage charges based on the number of calls made, and other service charges to subscribers. Local service revenues also include measured usage charges based on the number of minutes in the case of prepaid plans.

Revenues from domestic and international long-distance telephone services are determined on the basis of the duration of the calls and the type of service used. All these services are billed monthly, based on the rates authorized by the relevant regulatory bodies of each country. Revenues for international long-distance service also include the revenues earned under agreements with foreign telephone service providers or operators for the use of facilities in interconnecting international calls. These agreements specify the rates for the use of such international interconnecting facilities.

c) Recognition of the effects of inflation on financial information

The effects of inflation on financial information are recognized in the financial statements, consequently, the amounts shown in the accompanying financial statements and in these notes are expressed in thousands of Mexican pesos with purchasing power at December 31, 2006. The December 31, 2006 weighted restatement factors applied to the financial statements for the years ended December 31, 2005 and 2004 as originally issued were 1.0648 and 1.1003. The weighted average factors considered the inflation rate and the changes in the exchange rate for each of the countries in which the Company operates. The weighted average of inflation rates and exchange rate changes was made based on the revenues obtained from each country in 2005.

Plant, property and equipment and construction in progress were restated as described in Note 4. Telephone plant and equipment is depreciated using the straight-line method based on the estimated useful lives of the related assets (see Note 4c).

Inventories for the operation of the telephone plant are valued using the average cost method and are restated on the basis of specific indexes. The restated value of inventories is similar to its replacement cost, not in excess of its market value.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

Other non-monetary assets are restated using the inflation adjustment factors for each country.

Capital stock, premium on sale of shares and retained earnings were restated using adjustment factors obtained from the Mexican National Consumer Price Index (NCPI) published by Banco de México (Mexico’s central bank).

The deficit from restatement of stockholders’ equity consists of the accumulated monetary position loss at the time the provisions of Bulletin B-10 were first applied, which was P. 14,613,114, and of the result from holding non-monetary assets, which represents the difference between the restatement by the specific indexation method and restatement based on the NCPI. This item is included in stockholders’ equity as part of the caption “Other accumulated comprehensive income”.

The net monetary position gain included in the statements of income as part of the caption “Comprehensive financing cost”, represents the effect of inflation on monetary assets and liabilities.

The statement of changes in financial position is prepared based on the financial statements expressed in constant Mexican pesos. The sources and applications of resources represent the change in constant Mexican pesos in the different balance sheet items that affect cash balances. Monetary and foreign exchange gains and losses are not treated as non-cash items in the determination of resources provided by operations.

d) Cash equivalents, marketable securities and instruments available for sale

Cash equivalents are represented basically by time deposits in financial institutions with maturities of less than 90 days from the date of purchase.

Marketable securities are represented by equity securities held for trading; instruments available for sale were represented by equity securities (see Note 2). Both are stated at market value. Changes in the market value of instruments classified as trading are recognized in the statement of income. Changes in the market value of instruments classified as available for sale are included in stockholders’ equity until they are sold.

e) Allowance for doubtful accounts

The allowance for doubtful accounts is determined based on the Company’s experience, the age of balances and economic trends, as well as on the assessment of accounts receivable in litigation. The allowance for doubtful accounts covers basically balances of accounts receivable over 90 days old.

f) Equity investment in affiliates

The equity investment in affiliates is valued using the equity method. This accounting method consists basically of recognizing our equity interest in the results of operations and in the stockholders’ equity of investees at the time such results are determined (see Note 6).

g) Business acquisitions and goodwill

Business acquisitions are recorded using the purchase method. The acquisition of minority interest is considered a transaction between entities under common control and any difference between the purchase price and the carrying value of net assets acquired is recognized as an equity transaction.

Goodwill represents the difference between the purchase price and the fair value of the net assets acquired at purchase date. Goodwill is not amortized, however it is subject to annual impairment tests, and is adjusted for any impairment losses. Through December 31, 2004, goodwill was amortized using the straight-line method over periods of 5 to 20 years. Should the Company have adopted this policy in 2004, net income for such period would have increased by P. 169,074.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

h) Licenses and trademarks

TELMEX records licenses at acquisition cost and restates them based on the inflation rate of each country. Licenses are amortized in conformity with the terms of each license, over periods ranging from five to twenty-nine years.

Trademarks are recorded at their estimated fair values at the date of acquisition, as determined by independent appraisers, and are amortized using the straight-line method over a twenty-year period.

i) Impairment of assets

When there are indications of impairment in the value of long-lived assets, the recoverable value of the related assets is estimated, which is defined as the higher of the asset’s net selling price or its value in use, which is computed based on discounted cash flows. When the net carrying amount of an asset exceeds its recoverable value, the difference is recognized as an impairment loss.

j) Exchange differences

Transactions in foreign currencies are recorded at the prevailing exchange rate at the time of the related transactions. Foreign currency denominated assets and liabilities are translated at the prevailing exchange rate at the balance sheet date. Exchange rate differences are charged or credited directly to income of the year.

k) Labor obligations

Pension, seniority premium and medical assistance plan costs and dismissal costs are recognized periodically during the years of service of personnel, based on actuarial computations made by independent actuaries, using the projected unit-credit method (see Note 7). Through December 31, 2004, dismissal costs were charged to results of operations, if and when the expense was incurred.

l) Accruals

Accruals are recognized whenever (i) the Company has a current obligation (legal or assumed) as a result of a past event, (ii) it is probable that a cash disbursement will be required to settle such obligation and (iii) the obligation can be reasonably estimated.

If the effect of the time value of money is material, accrued amounts are determined as the present value of the expected disbursements to settle the obligation. The discount rate applied is determined on a pre-tax basis and reflects market conditions at the balance sheet date and, where appropriate, the specific risk to the corresponding liability. In these cases, the increase in the accrual is recognized as a financing expense.

The Company recognizes contingent liabilities only when a cash disbursement is probable. Also, commitments are only recognized when they generate a loss.

m) Financial derivative instruments and hedging activities

To protect itself against risks from fluctuations in interest and exchange rates, the Company uses derivative financial instruments that have been designated and qualified as cash flow hedges (interest-rate swaps).

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

For cash flow hedges, the effective portion of the derivative’s gains or losses is recognized in stockholders’ equity in the caption “Other accumulated comprehensive income”, and the ineffective portion is recognized in income. The effectiveness of the hedging instruments is determined at the time they are designated as a hedge. Hedges are considered to be highly effective when in the initial assessment and during the hedging period, the changes in the fair value or cash flows of the hedged item are offset on a period-by-period or cumulative basis, as selected, and the hedge documentation establishes changes in the fair value or cash flows of the derivative itself by a range between 80% and 125%.

The adoption of this policy in 2005 gave rise to a credit to income of P. 134,029, and a credit to stockholders’ equity of P. 335,846, both net of deferred taxes. Through December 31, 2004, gains or losses on these contracts were charged or credited to income as incurred, and presented net of the loss or gain being hedged. Should the Company have adopted this policy in 2004, considering that the criterion for the recording of hedges would have been met, the net income for such period would have decreased by P. 59,260.

n) Income tax and employee profit sharing

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

The Company evaluates periodically the possibility of recovering deferred tax assets and, if necessary, creates a valuation allowance for those assets that are more likely than not to be realized.

Employee profit sharing is recognized only on temporary differences considered non-recurring with a known turnaround time.

o) Comprehensive income

In conformity with Mexican accounting Bulletin B-4, Comprehensive Income, comprehensive income consists of current year net income plus the effects of deferred taxes, the effects of translation of foreign entities, changes in minority interest, the result from holding non-monetary assets, the changes in the fair value of financial instruments classified as available for sale and the changes in the fair value of the swaps applied directly to stockholders’ equity.

p) Earnings per share

The Company determined earnings per share by dividing majority net income by the average weighted number of shares issued and outstanding during the year, with the exception of shares acquired by the Company, as specified in Mexican accounting Bulletin B-14, Earnings per Share. The diluted earnings per share were determined by adjusting earnings per share for the effect of the shares that may be delivered (potentially dilutive shares) (see Note 14).

q) Use of estimates

The preparation of financial statements in conformity with Mexican Financial Reporting Standards requires the use of estimates and assumptions in certain areas. Actual results could differ from these estimates.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

r) Concentration of risk

The Company invests a portion of its excess cash in time deposits in financial institutions with strong credit ratings. TELMEX does not believe it has significant concentrations of credit risks in its accounts receivable, as it has a broad customer base that is geographically diverse.

s) Segment information

Segment information is prepared based on information used by the Company in its decision making processes based on the geographical areas in which TELMEX operates, in conformity with the requirements of Mexican accounting Bulletin B-5, Financial Information by Segment (see Note 16).

t) New accounting pronouncements

The most important matters from the new pronouncements that came into force in 2006 are as follows:

MFRS A-3, “User Needs and the Objective of Financial Statements”, establishes, among other provisions, that the statement of changes in financial position will be substituted by a statement of cash flows whenever so required by the specific standards. At December 31, 2006, there are not yet any specific rules for the issuance of the statement of cash flows. Therefore, the statement of changes in financial position will continue being used, until such time as the specific standards have been issued.

MFRS A-5, “Basic Elements of Financial Statements”, includes a new classification of revenues and expenses, as either ordinary or non-ordinary. Ordinary revenues and expenses result from common transactions or events; in other words, they are those transactions carried out for the entity’s own business purposes, either on a frequent or infrequent basis. Non-ordinary revenues and expenses correspond to unusual transactions or events, either frequent or infrequent. Also, this pronouncement excludes such items that, under the abolished Mexican accounting Bulletin A-7, “Comparability”, issued by the Accounting Principles Board, were considered either as special or extraordinary. Therefore, these items must be considered as part of the ordinary or non-ordinary result, respectively.

This MFRS also requires entities to recognize in income “other comprehensive income” at the time the net assets that gave rise to them are realized.

However, Mexican accounting Bulletin B-3, “Statements of Income”, in force at December 31, 2006, issued by the Accounting Principles Board, has made no reference to such classification or provided the rules for transferring “other comprehensive income”. Consequently, statements of income are still presented, as required by Bulletin B-3 in force as of December 31, 2006, based on the conclusions of Interpretation MFRS 3, “Initial Application of the FRSs”, issued in January 2006, which establishes that companies must temporarily observe the requirements of the specific MFRS that have yet to be modified, while their adaptation to the MFRS conceptual framework is underway.

The new MFRS B-3, “Statements of Income”, issued by the CINIF, will take effect on January 1, 2007. Therefore, the requirement to classify revenues and expenses as either ordinary or non-ordinary will be effective in the December 31, 2007 financial statements, as required by the presentation rules provided under the standard.

MFRS A-7, “Presentation and Disclosure”, requires that the date on which the issuance of the financial statements was approved, as well as the names of the entity officers or governing bodies that authorize their issuance, be disclosed in the financial statements.

MFRS B-1, “Accounting Changes and Error Corrections”, establishes that changes in internal accounting policies and reclassifications and error corrections must be recognized retrospectively, so that both the basic financial statements for the most recent period presented and those presented for comparison with the current period statements are adjusted as if the new policy, classification or error correction had always been applied. This MFRS also requires that, in the event of reclassifications, the affected captions and the related amounts be disclosed as they were previously presented and after giving effect to each reclassification.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

The adoption of these new rules had no effect on the Company’s financial statements.

The following new pronouncements entered into force on January 1, 2007:

MFRS B-3, “Statement of Income”, establishes the guidelines for classifying revenues, costs and expenses as either “ordinary or non-ordinary”, modifies certain specific MFRS, redefines the primary sections of the statements of income making emphasis in “ordinary” items, and eliminates the special and extraordinary item classifications from the statement of income, as well as the caption initial accumulated effect of changes in accounting principles, which is consistent with the MFRS B-1 mentioned above.

The Interpretation 4 of MFRS, “Presentation of Employee Profit Sharing in the Statement of Income” establishes that employee profit sharing shall no longer be presented as a tax provision, but instead, such item shall be included as an ordinary expense in the caption “Other income and expenses”.

MFRS B-13, “Subsequent Events at the Date of the Financial Statements”, modifies the former rules relative to subsequent events, by establishing that certain events, such as the restructuring of assets and liabilities and the relinquishing of creditors of their collection rights in the case of debt default, shall be disclosed in the notes to the financial statements and recognized in the period in which they took place. Accordingly, the financial statements may no longer be adjusted to reflect such subsequent events, as was permitted under Bulletin B-13.

MFRS C-13, “Related Parties”, broadens the concept of related parties to mention joint ventures in which the reporting entity participates, immediate family members of key management personnel or directors, as well as funds derived from labor obligation plans. This standard obligates entities to disclose the relationship between the controlling company and its subsidiary, irrespective of whether transactions were carried out between them in the period or not. MFRS C-13 also establishes that the reporting entity may disclose that the considerations for transactions carried out with its related parties are at arm’s length, provided that it can be demonstrated. Finally, MFRS C-13 also requires entities to disclose information on the compensation paid to the entity’s key managerial personnel or relevant Company directors.

MFRS D-6, “Capitalization of the Comprehensive Financing Cost”, establishes that entities must capitalize Comprehensive Financing Cost (CFC), which was previously optional. Capitalizable CFC is defined as the amount attributable to qualifying assets that could have been avoided if such acquisition had not taken place. Qualifying assets are defined as those assets acquired by an entity requiring a prolonged acquisition period in order to use, sell or lease them. MFRS D-6 establishes the conditions necessary for the capitalization of CFC and the method under which the capitalizable amount must be determined, and also provides guidelines for determining when such capitalization must be suspended.

The Company has not yet determined the impact of adopting these new pronouncements on its consolidated results of operations and in its financial position.

u) Convenience translation

United States dollar amounts as of December 31, 2006 shown in the financial statements have been included solely for the convenience of the reader and are translated from Mexican pesos with purchasing power as of December 31, 2006, as a matter of mathematical computation only, at an exchange rate of P.10.8755 to U.S.$ 1.00, the December 31, 2006 exchange rate. Such translations should not be construed as a representation that the Mexican peso amounts have been or could be converted into U.S. dollars at this or any other rate.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

v) Reclassifications

Certain captions shown in the 2005 financial statements as originally issued have been reclassified for uniformity of presentation with the 2006 financial statements. In 2005, minority interest in Mexican subsidiaries was reclassified since, due to its materiality, this item had been presented in the caption “Other accumulated comprehensive income” under majority stockholders’ equity.

2. Marketable Securities and Instruments Available for Sale

An analysis of investments in financial instruments at December 31, 2006 and 2005 is as follows:

	December 31, 2006				December 31, 2005
	Cost		Market value		Cost		Market value
Marketable securities
Shares	P.	2,764,641	P.	2,815,145	P.	447,725	P.	197
Corporate bonds						50,064		56,483

Total	P.	2,764,641	P.	2,815,145	P.	497,789	P.	56,680

Marketable Securities

At December 31, 2006, the net unrealized gain on marketable securities was P. 50,504 (unrealized loss of P. 441,109 in 2005).

The realized losses on sale of shares and bonds in 2006 were P. 424,701 (P. 72,762 in 2005 and P. 1,528,758 in 2004) and P. 15,548 (realized gain of P.11,814 in 2005), respectively, which correspond to the difference between the original cost and the market value of the shares and bonds at the time of sale.

In 2006, the Company acquired 20.7 million common shares of Portugal Telecom, SGPS, S.A. (Portugal Telecom) for P. 2,849,671 (USD 252.3 million) and sold 700,000 shares for P. 96,072 (USD 8.7 million). Portugal Telecom provides telecommunication services in Portugal and Brazil.

Subsequent event

In the period from January 1 through July 13, 2007 (the date of approval of these consolidated financial statements), the Company sold 3,750,000 shares of Portugal Telecom.

Instruments Available for Sale

On April 21, 2004, the Company converted P. 7,617,249 (USD 597.9 million) of bonds issued by MCI Inc. (MCI) with a face value of USD 1,759 million, in exchange for 25.6 million common MCI shares, which were classified as available for sale. At that time, MCI was subject to the proceedings of Chapter 11 of the U.S. Bankruptcy Code. In 2004, the conversion of MCI bonds gave rise to a realized gain of P. 2,217,988 that was recognized in comprehensive financing cost and which corresponds to the difference between the original cost and the market value of the bonds at the time of their conversion.

On April 9, 2005, TELMEX and other related parties entered into an agreement to sell their MCI shares to Verizon Communications Inc. (Verizon). On May 17, 2005, Verizon paid in cash USD 25.72 per MCI common stock, for a total of P. 8,334,225. TELMEX recognized a gain of P. 533,842 in 2005 as a result of the sale of these shares, which was recognized in “Comprehensive financing cost”.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

In 2005 and 2004, TELMEX received dividends from MCI of P. 126,435 and P. 258,778, respectively, which were recognized in “Comprehensive financing cost”.

3. Accounts Receivable

An analysis of accounts receivable is as follows:

	2006		2005
Customers	P.	34,112,807	P.	34,652,241
Net settlement receivables		1,087,966		1,346,559
Related parties		1,077,120		392,799
Other		5,697,666		2,642,025

		41,975,559		39,033,624
Less:
Allowance for doubtful accounts		5,380,280		8,049,806

Total	P.	36,595,279	P.	30,983,818

An analysis of activity in the allowance for doubtful accounts for the years ended December 31, 2006, 2005 and 2004 is as follows:

	2006		2005		2004
Beginning balance at January 1	P.	8,049,806	P.	12,882,147	P.	2,537,901
Effect of acquired companies		7,775		4,894		10,419,577
Increase through charge to expenses		3,275,057		2,799,847		2,038,209
Increase through charge to other accounts						653,935
Charges to allowance, principally related to Embratel		(6,078,218)		(8,029,489)		(2,243,712)
Translation and monetary effect		125,860		392,407		(523,763)

Ending balance at December 31	P.	5,380,280	P.	8,049,806	P.	12,882,147

4. Plant, Property and Equipment

Plant, property and equipment consist of the following:

	2006		2005
Telephone plant and equipment	P.	362,532,636	P.	349,654,776
Land and buildings		47,227,563		46,423,984
Computer equipment and other assets		62,880,547		60,174,774

		472,640,746		456,253,534
Less:
Accumulated depreciation		323,917,451		305,089,101

Net		148,723,295		151,164,433
Construction in progress and advances to equipment suppliers		8,179,558		9,169,713

Total	P.	156,902,853	P.	160,334,146

Construction in progress is comprised mainly of investments being made by Embratel and Star One.

Embratel’s construction in progress refers mainly to projects related to its telephone plant. Accumulated costs of such projects at December 31, 2006 and 2005 aggregate to P. 2,266,143 and P. 2,913,993, respectively. These projects are scheduled to be completed and transferred to the plant mostly during the first half of 2007.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

During 2006 and 2005, Star One increased its constructions in progress by P. 1,443,756 and P. 1,593,422, respectively, due to the beginning of the construction of satellite C-2 in 2005 and the increase in the investment in progress of satellite C-1; both satellites C-2 and C-1 are scheduled to enter into orbit in 2007. The total amount of these contracts is P. 5,633,667 (P. 4.642.961 in 2005) and the balance of these projects recorded in construction in progress at December 31, 2006 aggregates to P. 4,087,902 (P. 2,938,069 in 2005).

a) In plant, property and equipment, include the following assets which are held under capital leases:

	2006		2005
Assets under capital leases	P.	464,590	P.	3,370,469
Less: Accumulated depreciation		256,818		1,407,188

Net	P.	207,772	P.	1,963,281

b) Through December 31, 1996, items comprising the telephone plant were restated based on the acquisition date and cost, applying the factors derived from the specific indexes determined by the Company and validated by an independent appraiser registered with the National Banking and Securities Commission (CNBV).

Effective January 1, 1997, the use of appraisals was eliminated. At December 31, 2006 and 2005, this caption was restated in each country, as follows:

•

The December 31, 1996 appraised value of the imported telephone plant, as well as the cost of subsequent additions to such plant, were restated based on the rate of inflation in the respective country of origin and the prevailing exchange rate at the balance sheet date (specific indexation factors).

•	The appraised value of land, buildings and other fixed assets of local origin at December 31, 1996, and the cost of subsequent additions to such assets are restated based on the NCPI.

At December 31, 2006, approximately 61% (60% in 2005) of the value of the plant, property and equipment has been restated using specific indexation factors.

c) Depreciation of the telephone plant has been calculated at annual rates ranging from 3.3% to 20.0%. The rest of the Company’s assets are depreciated at rates ranging from 10% to 33.3%. Depreciation charged to expenses was P. 23,253,805 in 2006, P. 25,051,988 in 2005 and P.24,868,447 in 2004.

5. Licenses and Trademarks

An analysis of licenses and trademarks at December 31, 2006 and 2005 is as follows:

	2006		2005
Licenses, net	P.	4,132,508	P.	4,306,188
Trademarks, net		1,134,943		659,761

Total	P.	5,267,451	P.	4,965,949

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

Licenses

An analysis of licenses and their amortization at December 31, 2006 and 2005 is as follows:

	2006		2005
Investment	P.	7,059,046	P.	5,809,187
Accumulated amortization		2,926,538		1,502,999

Net	P.	4,132,508	P.	4,306,188

In Mexico, TELMEX has concessions to operate radio spectrum wave frequency bands to provide fixed wireless telephone services and to operate radio spectrum wave frequency bands for point-to-point and point-to-multipoint microwave communications.

Foreign entities have software licenses and licenses for use of point-to-point and point-to-multipoint links.

An analysis of changes in 2006 is as follows:

	Balance at January 1, 2006		Effect of acquired companies		Investment and amortization of the year		Translation effect		Balance at December 31, 2006
Investment	P.	5,809,187	P.	3,777	P.	655,397	P.	590,685	P.	7,059,046
Accumulated amortization		1,502,999				1,081,668		341,871		2,926,538

Net	P.	4,306,188	P.	3,777	P.	(426,271)	P.	248,814	P.	4,132,508

An analysis of changes in 2005 is as follows:

	Balance at January 1, 2005		Effect of acquired companies		Investment and amortization of the year		Translation effect		Balance at December 31, 2005
Investment	P.	4,637,312	P.	216,840	P.	633,752	P.	321,283	P.	5,809,187
Accumulated amortization		420,594				908,487		173,918		1,502,999

Net	P.	4,216,718	P.	216,840	P.	(274,735)	P.	147,365	P.	4,306,188

An analysis of changes in 2004 is as follows:

	Balance at January 1, 2004		Effect of acquired companies		Investment and amortization of the year		Balance at December 31, 2004
Investment	P.	948,676	P.	3,541,549	P.	147,087	P.	4,637,312
Accumulated amortization		269,377				151,217		420,594

Net	P.	679,299	P.	3,541,549	P.	(4,130)	P.	4,216,718

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

Trademarks

At December 31, 2006, the Company has recorded amounts with respect to trademarks of certain acquired foreign companies, which were recognized at their fair value at the date of acquisition, based on appraisals.

An analysis of trademarks and their amortization at December 31, 2006 and 2005 is as follows:

	2006		2005
Investment	P.	1,328,334	P.	659,761
Accumulated amortization		193,391

Net	P.	1,134,943	P.	659,761

An analysis of the changes in 2006 is as follows:

	Balance at January 1, 2006		Investment and amortization of the year		Translation effect		Balance at December 31, 2006
Investment	P.	659,761	P.	613,159	P.	55,414	P.	1,328,334
Accumulated amortization				193,391				193,391

Net	P.	659,761	P.	419,768	P.	55,414	P.	1,134,943

The amortization expense related to other deferred charges amounted to P. 34,398 in 2006, P. 83,394 in 2005 and P. 59,366 in 2004.

6. Equity Investments

I. Investments in affiliates

An analysis of the equity investments in affiliated companies at December 31, 2006 and 2005, and a brief description of each, is as follows:

	2006		2005
Equity investments in:
Grupo Telvista, S.A. de C.V.	P.	432,208	P.	405,856
Net Serviços de Comunicação S.A.		2,177,845		245,270
2Wire, Inc.		166,610
Other		229,773		205,082

	P.	3,006,436	P.	856,208

Grupo Telvista

TELMEX holds a 45% equity interest in Grupo Telvista, S.A. de C.V., a company which through its subsidiaries provides telemarketing services in Mexico and the U.S.A. In June 2004, the Company made a capital contribution to this company of P. 58,064 in order to maintain its historical percentage equity interest.

Net

During 2006, Embratel Participações S.A. (Embrapar) increased its equity interest in Net Serviços de Comunicação S.A. (Net) by 2.8% through four successive transactions: in May for P. 1,264,229 (USD 108.0 million), in June for P. 339,107 (USD 30.8 million), in November for P. 151,474 (USD 13.7 million) and in December for P. 1,002 (USD 0.09 million), all of which were paid in cash. After such increases, Embrapar’s equity interest in Net is 39.9% and TELMEX’s effective indirect equity interest in Net is 38.6%

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

At an extraordinary stockholders’ meeting held on October 31, 2006, it was decided to increase Net’s capital stock by P. 2,740,172 (R$537,023). Consequently, in November and December 2006, Embrapar and Embratel made capital contributions to Net, which correspond to the contributions made in November and December 2006 described in the preceding paragraph. As a result of this capital increase, and since new stockholders took part in such capital increase, Embrapar’s and Embratel’s equity interest in Net was diluted from 43.0 % to 39.9%, which gave rise to a credit to TELMEX’s stockholders’ equity of P. 853,081. This capital increase was made in order to allow Net to acquire a 36.7% equity interest in Vivax S.A., a cable television operator and one of Brazil’s main broadband Internet service providers.

In 2005 and in accordance with the agreements entered on June 27, 2004 into by and between TELMEX and Globo Comunicações e Participações S.A., Distel Holding S.A. and Roma Participações Ltda. (together, “Globo”), TELMEX acquired an equity interest in Net, which is the largest cable television operator in Brazil. The total acquisition cost of these transactions amounted to P. 4,027,382 (USD 326.3 million). TELMEX’s total equity interest in Net was 37.1%, which was subsequently transferred to Embrapar in October 2005.

Under current Brazilian law governing cable operators, because Embratel is not controlled by Brazilian persons, it is not permitted to control Net. Globo owns a majority of the voting interests in GB Empreendimentos e Participações S.A. (GB), which owns a majority of the voting shares of Net. If Brazilian law changes to allow Embratel to own a controlling interest in Net, Embratel has the right to purchase an additional interest in GB to give it control of 51% of the voting shares of Net, and Globo has the right to cause Embratel to purchase such interest.

2Wire

In December 2005, TELMEX agreed with Alcatel USA and AT&T, to jointly invest in 2Wire, Inc. (2Wire), a broadband platform service provider for homes and small offices, located in the U.S. On January 27, 2006, TELMEX acquired an 18.5% equity interest in 2Wire for P. 943,842 (USD 87.8 million). Subsequently, AT&T acquired from TELMEX an additional 5.5% equity interest in 2Wire for P. 280,035 (USD 26.05 million). This transaction took place on December 1, 2006. Consequently, at December 31, 2006, TELMEX holds a 13% equity interest in 2Wire. Goodwill generated was P. 431,927.

Technology and Internet

On June 21, 2005, the Company sold its 50% equity interest in Technology and Internet LLC to Grupo Condumex, S.A. de C.V., an entity under common control, for P. 46,261. As a result of this transaction, the Company recognized a charge of P. 101,245 in its stockholders’ equity.

For the years ended December 31, 2006, 2005 and 2004, the equity interest in affiliated companies represented credits to results of operations of P. 457,876 and P. 69,056 and a charge of P. 126,371, respectively, and charges to stockholders’ equity of P. 209,295, P. 209,040 and P. 38,060, respectively.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

II. Goodwill

An analysis of changes in goodwill at December 31, 2006 and 2005 is as follows:

	2006		2005		2004
Initial balance	P.	8,055,791	P.	3,502,404	P.	94,713
Negative goodwill credited to income				45,176
Goodwill generated		2,330,864		4,851,082		3,576,765
Amortization						(169,074)
Other		(294,241)
Purchase adjustments		(1,109,198)		(342,871)
Effect of translation		159,218

Ending balance	P.	9,142,434	P.	8,055,791	P.	3,502,404

III. Investments in subsidiaries

Investments in 2006

In 2006, the Company acquired two subsidiaries and one associated company, and increased Embrapar’s equity interest in Net by 2.8%. The results of operations of such acquisitions were included in the Company’s financial statements as of the month following the acquisition.

All acquisitions were recorded using the purchase method. The allocation of the purchase price to the net assets acquired based on its fair values at acquisition date is as follows:

	Values at acquisition date
	2Wire January 2006		Net May 2006		Net June 2006		Superview October 2006		Sausa October 2006		Embrapar November 2006		Net November 2006		Embrapar December 2006		Net December 2006		Total
Current assets	P.	2,135,326	P.	5,545,319	P.	5,361,401	P.	71,911	P.	75,413	P.	28,393,515	P.	7,183,279	P.	28,811,202	P.	9,152,480
Fixed assets		1,050,041		4,726,186		4,666,179		275,914		4,241		36,603,200		4,983,725		36,810,726		5,493,528
Licenses and trademarks				795,868		787,266		2,854						744,355				735,749
Less:
Current liabilities		991,436		1,757,673		1,905,366		53,472		148,168		17,839,182		2,119,227		17,791,153		2,241,406
Long-term liabilities		410,239		6,742,372		6,644,083						11,093,983		8,099,838		11,237,863		7,678,011
Fair value of net assets acquired prior to giving effect to the increase in equity interest acquired		1,783,692		2,567,328		2,265,397		297,207		(68,514)		36,063,550		2,692,294		36,592,912		5,462,340
% of equity acquired		13%		4.99%		1%		99.15%		80%		24.61%		(3.27)%		0.04%		0.04%

Net assets acquired prior to capital stock increase		231,880		128,110		22,654		294,681		(54,811)		8,875,240		(88,038)		14,637		2,185	P.	9,426,538
Capital stock increase														2,739,175				997
Equity interest acquired														39.83%				39.87%
Fair value of capital increase acquired														1,091,013				397		1,091,410

Total fair value of net assets acquired		231,880		128,110		22,654		294,681		(54,811)		8,875,240		1,002,975		14,637		2,582		10,517,948
Acquisition cost		663,807		1,264,229		339,107		400,048		286,187		8,502,325		151,474		13,771		1,002		11,621,950

Goodwill		431,927		1,136,119		316,453		105,367		340,998		(372,915)		(851,501)		(866)		(1,580)		1,104,002
Less: Negative goodwill credited to stockholders’ equity												372,915		851,501		866		1,580		1,226,862

Goodwill, net	P.	431,927	P.	1,136,119	P.	316,453	P.	105,367	P.	340,998	P.		P.		P.		P.		P.	2,330,864

TELMEX determined the fair value of fixed assets by means of appraisals performed by independent appraisers.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

Embrapar

On May 8, 2006, TELMEX, through its subsidiary Telmex Solutions Telecomunicações Ltda., announced a public offering to acquire in cash all of Embrapar’s ordinary and preferred shares issued and outstanding. The price offered was R$ 6.95 for every 1,000 shares, plus a restatement adjustment through the date on which each purchase is paid for. The offer included the holders of preferred shares in the form of American Depositary Shares (ADSs), and initiated on October 3, 2006 through the publishing of an offering notice in both Brazil and the United States.

On November 6, 2006, the initial period of this public offering expired, and based on the conditions agreed on such offering, a second purchase period initiated whereby the remaining stockholders could sell their Embrapar shares. As a result of these acquisitions, which totaled P. 8,516,096 (USD 769.7 million), TELMEX holds a 98.0% of all the Embrapar’s ordinary shares and 97.0% of all its outstanding shares at December 31, 2006.

Superview

On October 27, 2006, the Company acquired a 99.15% equity interest in Superview Telecomunicaciones, S.A. (Superview), a cable television operator in Colombia, for P. 400,048 (USD 37 million).

At the date of issuance of these financial statements, the fair value of the acquired assets and liabilities is being determined and, accordingly, the amount of goodwill from this acquisition is subject to adjustment.

Sección Amarilla USA

On October 20, 2006, the Company acquired 80% of Sección Amarilla USA, LLC (Sausa) (formerly Cobalt Publishing, LLC), a yellow pages company in the U.S.A., for P. 286,187 (USD 26.5 million).

The Company has not completed the determination of the fair value of acquired assets and liabilities.

TV Cable and Cable Pacífico

On December 4, 2006, TELMEX announced that it had entered into an agreement with the controlling shareholders of TV Cable, S.A. and TV. Cable Comunicaciones S.A. E.S.P. (jointly TV Cable) and of T.V. Cable del Pacífico, S.A. E.S.P. (Cable Pacífico) to acquire 100% of the shares of TV Cable and a 97.5% of the shares of Cable Pacífico. The transactions are subject to the corresponding regulatory approvals and other conditions.

TV Cable provides the cable television, Internet and IP voice services in Bogotá and Cali, Colombia. Cable Pacífico operates in several states in Colombia, and has its main operation in Medellin.

Ertach

On November 9, 2006, TELMEX agreed to purchase 100% of Ertach, S.A., from Sociedad Comercial del Plata, S.A., a holding company which is currently subject to insolvency proceedings in Argentina, for P. 243,450 (U.S.$22.5 million), subject to adjustments. This acquisition is expected to close in the third quarter of 2007, subject to approval by the Argentine Secretary of Communications and by the judge presiding over the insolvency proceedings, in addition to certain other closing conditions.

Ertach provides Internet access, data and voice services through a wireless network, covering more than 160 cities in Argentina.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

Pro forma financial data

The following unaudited pro forma combined financial data for 2006 and 2005 are based on the Company’s historical financial statements, adjusted to give effect to (i) the series of acquisitions mentioned in the preceding paragraphs; and to (ii) certain accounting adjustments related to the net assets of the acquired companies.

The unaudited pro forma adjustments assume that acquisitions were made at the beginning of 2005 and are based upon available information and other assumptions that management believes are reasonable.

The unaudited pro forma financial information data does not purport to represent what the effect on the Company’s consolidated operations would have been had the transactions occurred at the beginning of such year, nor are they intended to predict the Company’s results of operations.

	Unaudited pro forma combined TELMEX for the years ended December 31
	2006		2005
Operating revenues	P.	175,258,174	P.	175,047,173
Majority net income		28,580,099		30,240,671
Earnings per share (in Mexican pesos):
Basic		1.36		1.32
Diluted		1.36		1.32

Investments in 2005

During 2005, several subsidiaries and an affiliate in Latin America were acquired. The results of operations of the acquired subsidiaries and affiliate were incorporated into the Company’s financial statements in the month following its acquisition.

All acquisitions were recorded using the purchase method. The allocation of the purchase price to the net assets acquired based on its fair values at acquisition date is as follows:

	Values at acquisition date
	Net January 2005		Net March 2005		Net May 2005		Millicom July 2005		Primesys November 2005		Net December 2005		Total
Current assets	P.	4,790,791	P.	4,286,765	P.	4,595,688	P.	241	P.	363,499	P.	5,361,318
Fixed assets		3,833,807		3,743,199		3,577,779				309,852		3,583,901
Licences		10,096		9,757		10,220				216,838		10,484
Less:
Current liabilities		9,219,459		2,510,955		1,660,114		661		141,336		2,036,474
Long term liabilities		2,413,038		6,135,945		6,186,608				7,647		6,249,850

Fair value of net assets acquired		(2,997,803)		(607,179)		336,965		(420)		741,206		669,379
Equity interest acquired		1.56%		46.7%		0.23%		100%		100%		0%

Net assets acquired		(46,766)		(283,552)		775		(420)		741,206			P.	411,243
Acquisition cost		253,107		3,588,266		22,155		12,070		1,222,873		163,854		5,262,325

Goodwill	P.	299,873	P.	3,871,818	P.	21,380	P.	12,490	P.	481,667	P.	163,854	P.	4,851,082

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

The Company determined the fair value of fixed assets by means of appraisals performed by independent appraisers and through estimates made of fair values.

Embrapar

From March through May 2005, TELMEX contributed P. 7,026,599 (USD 611.5 million) to increase capital stock of its subsidiary Embrapar, thus increasing its ownership to 95.1% of Embrapar’s voting shares and 63.9% of all of its issued and outstanding shares.

Minority shareholders contributed P.1,076,552 (USD 88 million) during the same period, giving rise to an increase in stockholders’ equity.

On October 24, 2005, TELMEX contributed to Embrapar all of Telmex do Brasil Ltda. (Telmex do Brasil) capital stock and its 37.1% equity interest in Net, thereby increasing its equity interest in Embrapar to 97.3% of the voting shares and 72.3% of all issued and outstanding shares. This transaction was carried out through the merger of Atlantis Holdings do Brasil and Latam do Brasil Participações S.A., companies that held the capital stock of Telmex do Brasil and Net, respectively. Such transaction gave rise to a credit of P. 1,181,188, which was recognized in majority stockholders’ equity.

Primesys

In November 2005, Embratel acquired from Portugal Telecom do Brasil S.A. 100% of the capital stock of Primesys Soluções Empresariais S.A (Primesys), for P. 1,222,873 (R$ 250.8 million).

Primesys provides high value-added services in Brazil, such as comprehensive communication solutions and network outsourcing.

Techtel

On June 23, 2005, TELMEX exercised its right to acquire from Intelec, S.A. an additional equity interest of approximately 10% in Techtel-LMDS Comunicaciones Interactivas, S.A. and Telstar (Techtel) for P. 176,718 (USD 15 million), increasing its equity interest to 93.4%. On December 27, 2005, TELMEX acquired from Intelec the remaining 6.6% equity interest in Techtel for P. 115,452 (USD 10 million). These amounts exceeded the proportionate book value of the shares acquired, giving rise to a charge of P. 292,170 to stockholders’ equity.

Pro forma financial data

The following unaudited pro forma combined financial data for 2005 and 2004 are based on the Company’s historical financial statements, adjusted to give effect to (i) the series of acquisitions mentioned in the preceding paragraphs; and to (ii) certain accounting adjustments related to the net assets of the acquired companies.

The unaudited pro forma adjustments assume that acquisitions were made at the beginning of 2004 and are based upon available information and other assumptions that management believes are reasonable.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

The unaudited pro forma financial information data does not purport to represent what the effect on the Company’s consolidated operations would have been had the transactions occurred at the beginning of such year, nor are they intended to predict the Company’s results of operations.

	Unaudited pro forma combined TELMEX For the year ended December 31
	2005		2004
Operating revenues	P.	174,753,560	P.	176,745,692
Majority net income		30,282,190		30,343,556
Earnings per share (in Mexican pesos):
Basic		1.32		1.27
Diluted		1.32		1.26

Investments in 2004

In 2004, TELMEX acquired several Latin American subsidiaries.

All acquisitions were recorded using the purchase method. An analysis of the purchase price of the net assets acquired per company based on fair values is as follows:

	Values at acquisition date
	Holding companies of Embrapar July 2004		Embrapar December 2004		Chilesat April 2004		Chilesat June 2004		Techtel (1) and Metrored April and June 2004			Assets of AT&T February 2004		Total
Current assets	P.	14,304,501	P.	19,073,249	P.	613,950	P.	687,426	P.	183,061		P.	911,456
Fixed assets		25,565,571		26,921,466		845,580		855,275		482,457			2,106,392
Licenses and trademarks		659,761		3,278,068						70,565			192,916
Less:
Current liabilities		7,307,041		16,819,702		1,024,719		1,106,193		264,059			418,861
Long-term liabilities		29,405,290		11,059,578		409,569		416,607		269,523			302,348

Fair value of net assets acquired		3,817,502		21,393,503		25,242		19,901		202,501			2,489,555
% of equity acquired		100%		14.31%		40%		59.28%		85.99	%(2)		100%

Net assets acquired		3,817,502		3,061,410		10,097		11,797		174,131			2,489,555	P.	9,564,492
Amount paid		4,957,674		3,366,087		652,082		963,053		1,388,545			2,432,219		13,759,660

Goodwill generated		1,140,172		304,677		641,985		951,256		1,214,414			(57,336)		4,195,168
Less goodwill charged to stockholders’ equity										618,407					618,407

Goodwill generated, net		1,140,172		304,677		641,985		951,256		596,007			(57,336)		3,576,761
Amortization of the period		35,397		1,264		18,195		23,930		7,734			(12,159)		74,361

Goodwill, net	P.	1,104,775	P.	303,413	P.	623,790	P.	927,326	P.	588,273		P.	(45,177)	P.	3,502,400

(1)	The figures of Techtel are presented at book value.
(2)	This is the weighted average of the 80% and 95% equity interest acquired of Techtel and Metrored, respectively.

TELMEX determined the fair value of fixed assets by means of appraisals preformed by independent appraisers and the estimate of their value in use.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

Embrapar and Embratel

In July 2004, through an agreement between MCI and TELMEX, the Company acquired for P. 4,957,674 (USD 400 million) all of MCI’s direct and indirect holdings in Startel Participações Ltda and New Startel Participações Ltda, the controlling shareholders of Embrapar, representing 51.8% of the voting shares and 19.3% of total outstanding shares of Embrapar. In December 2004 TELMEX, through a public offering of P. 3,366,087 (USD 271.6 million), acquired an additional 14.3% interest in Embrapar, increasing its ownership to 90.3% of the voting shares and to 33.6% of total outstanding shares of Embrapar. Embrapar, in turn, holds 98.8% of the capital stock of Embratel.

Chilesat

In April 2004, TELMEX acquired in a private transaction a 40% interest in Chilesat Corp. S.A. (Chilesat) for P. 652,082 (USD 47 million). Chilesat provides telecommunications services primarily in Chile. Pursuant to a cash tender offer required by Chilean law, in June 2004 TELMEX purchased for P. 963,053 (USD 67 million) an additional 59.3% interest, increasing its ownership of Chilesat to 99.3%.

Techtel

In April 2004, Telmex acquired an 80% equity interest in Techtel, which provides telecommunication services in Argentina and Uruguay. A 60% equity interest was acquired from América Móvil, S.A.B. de C.V. (América Móvil) for P. 929,564 (USD 75 million), and the remaining 20% equity interest was acquired from Intelec, S.A. for P. 309,855 (USD 25 million). Since TELMEX and América Móvil are entities under common control, the excess of the cost over the book value was charged to stockholders’ equity.

Metrored

In June 2004, TELMEX acquired most of the assets of Metrored Telecomunicaciones S.R.L. (Metrored), a company engaged in providing telecommunications services in Argentina. The purchase price was P. 149,126 (USD 12 million).

AT&T Latin America Corp. assets

In February 2004, TELMEX acquired most of the assets of AT&T Latin America Corp., a company engaged in providing telecommunications services to companies in Argentina, Brazil, Chile, Colombia and Peru. The purchase price was P. 2,432,219 (USD 196.3 million).

Pro forma Financial Data

The following pro forma unaudited combined financial data for 2004 is based on the Company’s historical financial statements, adjusted to give effect to (i) the series of acquisitions mentioned in the preceding paragraphs; and (ii) certain accounting adjustments related to the net assets of the acquired companies.

The pro forma adjustments assume that acquisitions were made at the beginning of 2004 and are based upon available information and other assumptions that management believes are reasonable.

The pro forma financial information data does not purport to represent what the effect on the Company’s consolidated operations would have been had the transactions in fact occurred at the beginning of such year, nor are they intended to predict the Company’s results of operations.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

	Unaudited Pro forma combined TELMEX for the years ended December 31
	2004
Operating revenues	P.	175,405,768
Majority net income		30,339,521
Earnings per share (in Mexican pesos):
Basic		1.27
Diluted		1.26

IV. Subsequent Events

Embrapar

From January 1 through February 12, 2007, TELMEX has made additional acquisitions totaling P. 164,394 (USD 15.2 million), thereby increasing its ownership to 98.0% of all the ordinary shares and 97.4% of all outstanding shares of Embrapar.

CANTV

On February 8, 2007, TELMEX and América Móvil, a related party, agreed with Verizon to terminate the agreement signed in April 2006 to acquire Verizon’s equity interest in Compañía Anónima Nacional Teléfonos de Venezuela (CANTV), since they did not expect to obtain the necessary authorizations from the Venezuelan government to complete the acquisition.

Teledinámica

In February 2007, TELMEX agreed to acquire the assets of Teledinámica, S.A., a cable television and Internet access provider in Barranquilla, Colombia, for P. 310,212 (U.S.$28 million).

Ecutel

On March 12, 2007, TELMEX acquired 100% of the shares of Ecuador Telecom S.A., a company that provides telecommunication services to corporate clients and to small and medium size companies in Guayaquil, Ecuador, for P. 263,514 (USD 23.6 million).

Boga

On March 9, 2007, TELMEX acquired 100% of the shares of Boga Comunicaciones, S.A., a cable television operator in Lima and Chiclayo in Peru.

TV Cable and Cable Pacífico

On March 13, 2007, TELMEX concluded the acquisition of TV Cable for P. 1,367,822 (U.S.$123 million). On March 16, 2007, TELMEX concluded the acquisition of the 100% of Cable Pacifico for P._1,118,670 (U.S.$100.0 million) plus a P. 335,601 (U.S.$30.0 million) payment to obtain a national license.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

Cablecentro

On March 30, 2007, TELMEX agreed to acquire 100% of the assets of Union de Cableoperadores del Centro, Cablecentro S.A., or Cablecentro, for approximately P. 2,714,919 (U.S.$245 million), and of Satelcaribe S.A., or Satelcaribe, for approximately P. 310,276 (U.S.$28 million), subject to regulatory approvals and a purchase price adjustment based on the number of customers at closing. Both companies offer cable television and Internet access services in more than 50 cities in Colombia, including Bogota, Cucuta, Bucaramanga, Ubaque and Neiva through Cablecentro and in more than 15 cities, including Cartagena, Santa Marta, Valledupar, Sincelejo and Monteria through Satelcaribe.

7. Labor Obligations

Mexico - Pensions and seniority premiums

Substantially all of the Company’s employees are covered under defined benefit retirement and seniority premium plans. Pension benefits are determined on the basis of compensation of employees in their final year of employment, their seniority, and their age at the time of retirement.

The Company has set up an irrevocable trust fund to finance its plans and has adopted the policy of making annual contributions to such fund, which totaled P. 90,939 in 2006, P. 62,925 in 2005 and P. 1,814,398 in 2004. These contributions are deductible for Mexican corporate income tax purposes. The unrecognized net transition obligation, unrecognized prior service costs and unrecognized gains/losses are being amortized over a 12 year period, which is the estimated average remaining working lifetime of Company employees. The most relevant information related to labor obligations is as follows:

An analysis of net periodic cost is as follows:

	2006		2005		2004
Labor cost	P.	3,214,129	P.	3,064,869	P.	2,763,400
Financing cost on projected benefit obligation		7,749,378		6,969,286		6,172,495
Expected return on plan assets		(8,037,370)		(7,344,838)		(6,361,569)
Amortization of unrecognized net transition obligation and prior service cost		1,291,920		1,347,025		1,324,280
Amortization of unrecognized losses		274,413		501,452		876,491

Net periodic cost	P.	4,492,470	P.	4,537,794	P.	4,775,097

An analysis of the projected benefit obligation is as follows:

	2006		2005
Actuarial present value of labor obligation:
Vested benefit obligation	P.	64,588,338	P.	56,852,126
Non-vested benefit obligation		62,249,802		52,060,944

Accumulated benefit obligation (ABO)		126,838,140		108,913,070
Effect of salary projection		3,953,052		4,244,542

Projected benefit obligation (PBO)	P.	130,791,192	P.	113,157,612

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

An analysis of changes in the projected benefit obligation is as follows:

	2006		2005
Projected benefit obligation at beginning of year	P.	113,157,612	P.	105,014,032
Labor cost		3,214,129		3,064,869
Financing cost on projected benefit obligation		7,749,378		6,969,286
Actuarial loss		15,413,346		3,896,947
Benefits paid to employees		(184,736)		(217,326)
Payments from trust fund		(5,976,146)		(5,570,196)
Translation effect		(2,582,391)

Projected benefit obligation at end of year	P.	130,791,192	P.	113,157,612

An analysis of changes in plan assets is as follows:

	2006		2005
Fair value of plan assets at beginning of year	P.	122,093,753	P.	110,384,302
Expected return on plan assets		8,037,370		7,344,838
Actuarial gain		17,188,949		9,871,884
Contributions to trust fund		90,939		62,925
Payments from trust fund		(5,976,146)		(5,570,196)
Translation effect		(2,786,323)

Fair value of plan assets at end of year	P.	138,648,542	P.	122,093,753

An analysis of the net projected asset is as follows:
	2006		2005
Plan assets in excess of projected benefit obligation	P.	7,857,350	P.	8,936,141
Unrecognized actuarial loss		8,409,344		10,704,039
Unrecognized net transition obligation at the date of initial application		2,678,490		4,028,689
Unrecognized prior service cost and changes in the plan		226,596		265,056

Net projected asset	P.	19,171,780	P.	23,933,925

At December 31, 2006 and 2005, the market value of the trust fund for pensions and seniority premiums exceeded the accumulated benefit obligation by P. 11,810,402 and P. 13,180,683, respectively. In conformity with Mexican accounting Bulletin D-3, Labor Obligations, the balance sheets show a net projected asset of P. 19,171,780 and P. 23,933,925 in 2006 and 2005, respectively.

In 2006, the net actuarial gain of P. 1,775,603 is the result of a favorable actuarial difference of P. 17,188,949, due to the behavior of the plan assets invested in shares of companies listed on the Mexican Stock Exchange, and of an actuarial loss of P. 15,413,346, mostly attributable to the revision made in July 2006 of the demographical actuarial assumptions used in the computation of pensions. The changes in these assumptions were based on the experience of the Company and of the general trends in Mexico during the last few years, as well as on future expectations. The change in assumptions represented an increase of P. 667,859 in the 2006 net periodic cost, with respect to the cost that would have resulted had the Company continued to apply the actuarial assumptions used in prior years. In addition, the actuarial loss is also due in part to the change in the estimated retirement age and the Company’s experience with retired personnel.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

In 2005, the net actuarial gain of P. 5,974,937 was derived primarily from an actuarial gain of P. 9,871,884, due to the favorable effect of plan assets represented by shares of companies listed on the Mexican Stock Exchange and to the increases in interest rates in our fixed-yield investments, which was partially offset by an actuarial loss of P. 3,896,947, derived from changes in the experience with retired personnel and differences between the inflation rate and the increase in projected salaries.

The rates used in the actuarial studies at December 31, 2006, 2005 and 2004 are as follows:

	2006	2005	2004
	%	%	%
Discount of labor obligations:
Long-term average	5.72	5.77	5.82
Salary increase:
Long-term average	0.94	0.94	0.94
Return on plan assets	6.82	6.82	6.82

At December 31, 2006, 43.7% (44.3% in 2005) of plan assets were invested in fixed-yield securities and the remaining 56.3% (55.7% in 2005) in variable-yield securities.

Dismissal

The most important information related to labor obligations for dismissals is as follows:

An analysis of net periodic cost is as follows:

	2006		2005
Labor cost	P.	23,840	P.	8,190
Financing cost on projected benefit obligation		17,657		9,446
Amortization of unrecognized net transition obligation and prior service cost		65,873		147,101

Net periodic cost	P.	107,370	P.	164,737

An analysis of the projected benefit obligation is as follows:

	2006		2005
Actuarial present value of labor obligation:
Accumulated benefit obligation (ABO)	P.	144,017	P.	142,360
Effect of salary projection		6,682		5,544

Projected benefit obligation (PBO)	P.	150,699	P.	147,904

An analysis of labor obligation for dismissals is as follows:

	2006		2005
Projected benefit obligation	P.	150,699	P.	147,904
Unrecognized actuarial loss		82,819		657

Net projected liability	P.	233,518	P.	148,561

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

A reconciliation of the book reserve is as follows:

	2006		2005
Balance at beginning of year	P.	148,561
Net periodic cost		107,370	P.	164,737
Payments		(19,023)		(16,176)
Translation effect		(3,390)

Balance at end of year	P.	233,518	P.	148,561

Brazil

Embratel has established a defined-benefit pension plan (DBP) and a defined-contribution plan (DCP) that covers virtually all of its employees, as well as a medical assistance plan (MAP) for its DBP participants. Liabilities recorded at December 31, 2006 and 2005 for such plans are as follows:

	2006		2005
Defined-benefit pension plan (DBP)	P.	133,146	P.	182,053
Medical assistance plan (MAP)		1,327,462		1,100,523
Defined-contribution plan (DCP)		576,996		692,714

Total	P.	2,037,604	P.	1,975,290

Pension benefits are determined on the basis of compensation of employees in their final year of employment, their seniority, and their age at the time of retirement. The Company has established funds through Fundação Embratel de Seguridade Social – Telos, an independent entity that manages the fund.

The unrecognized net obligation at the date of initial application related to the DPB is being amortized over a period of 20 years, which is the estimated remaining working lifetime of the Company’s employees. Unrecognized gains/losses are being amortized over a period of 19 years, which is the expected remaining lifetime of the Company’s retired personnel.

Defined-benefit and medical assistance plans

An analysis of net period cost of Embratel’s benefit plans for 2006, 2005 and for the five-month period ended December 31, 2004 is as follows:

	2006				2005				2004
	DBP		MAP		DBP		MAP		DBP		MAP
Labor cost	P.	280	P.	36	P.	429	P.	93	P.	271	P.	37
Financial cost of benefit obligation		596,417		195,791		579,886		198,648		212,588		63,400
Expected return on plan assets		(652,168)		(26,345)		(622,612)		(28,089)		(213,933)		(12,462)
Amortization of (gains) losses		(1,155)		9,065		1,364		22,067		1,349		4,202

Net periodic (benefit) cost	P.	(56,626)	P.	178,547	P.	(40,933)	P.	192,719	P.	275	P.	55,177

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

An analysis of the defined-benefit plan and medical assistance plan is as follows:

	2006				2005
	DBP		MAP		DBP		MAP
Present value of labor obligations:
Vested benefit obligation	P.	5,738,948	P.	1,921,254	P.	5,270,963	P.	1,693,701
Non-vested benefit obligation				885		6,758		726

Projected benefit obligation	P.	5,738,948	P.	1,922,139	P.	5,277,721	P.	1,694,427

An analysis of changes in defined-benefit plan and medical assistance plan obligations is as follows:

	2006				2005
	DBP		MAP		DBP		MAP
Projected benefit obligation at beginning of year	P.	5,277,721	P.	1,694,427	P.	5,131,764	P.	1,719,353
Labor cost		280		36		429		93
Financial cost on defined-benefit obligation and medical assistance		596,417		195,791		579,886		198,648
Actuarial loss (gain)		131,831		27,403		(180,231)		(232,166)
Payments from trust fund		(499,514)		(70,071)		(477,366)		(66,294)
Effect of translation		232,213		74,553		223,239		74,793

Defined-benefit plan obligation and obligations under medical assistance plan at end of year	P.	5,738,948	P.	1,922,139	P.	5,277,721	P.	1,694,427

Changes in the plan assets were as follows:

	2006				2005
	DBP		MAP		DBP		MAP
Fair value of plan assets at beginning of year	P.	5,750,159	P.	258,073	P.	5,493,448	P.	272,886
Expected return on plan assets		652,168		26,345		622,612		28,089
Actuarial gain (loss)		314,732		8,259		(127,789)		16,445
Payments from trust fund		(499,514)		(70,071)		(477,366)		(66,294)
Contributions to fund		300		31		282		31
Administrative expenses				(4,675)				(4,957)
Effect of translation		253,002		11,356		238,972		11,873

Fair value of plan assets at end of year	P.	6,470,847	P.	229,318	P.	5,750,159	P.	258,073

An analysis of the net projected liability for the pension plan and medical assistance plan is as follows:

	2006				2005
	DBP		MAP		DBP		MAP
Plan assets in excess (short) of defined-benefit obligation and medical assistance plan	P.	731,899	P.	(1,692,821)	P.	472,438	P.	(1,436,354)
Unrecognized net obligation at the date of initial application		4,253				7,451
Unamortized actuarial (gain) loss		(869,298)		365,359		(661,942)		335,831

Accrued pension cost	P.	(133,146)	P.	(1,327,462)	P.	(182,053)	P.	(1,100,523)

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

In 2006, the net actuarial gain of P. 182,901 in the DBP and the net actuarial loss of P. 19,144 in the MAP, are due principally to actuarial losses on the defined-benefit obligation and medical assistance plan of P. 131,831 and P. 27,403, respectively, and the actuarial gain on plan assets of P. 314,732 and P. 8,259, respectively.

In 2005, the net actuarial gains of P. 52,442 in the DBP and P. 248,611 in the MAP are due principally to the actuarial gain on the defined-benefit obligations and medical assistance plan of P. 180,231 and P. 232,166, respectively, and the actuarial (loss) gain on plan assets of P. (127,789) and P. 16,445, respectively.

The rates used in the actuarial studies at December 31, 2006, 2005 and 2004 are as follows:

	2006	2005	2004
	%	%	%
Discount of labor obligations:
Long-term average	11.3	11.3	11.3
Salary increase:
Long-term average	5.0	5.0	5.0
Return on plan assets	11.3	11.3	11.3
Annual inflation:
Long-term average	5.0	5.0	5.0

At December 31, 2006, 80.0% (80.2% in 2005) of plan assets are represented by fixed-yield instruments, 13.5% (12.8% in 2005) by variable-yield instruments and the remaining 6.5% (7.0% in 2005) by other assets.

Defined-contribution plan

The unfunded liability represents Embratel’s obligation for those participants that migrated from DBP to the DCP. This liability is being amortized over a 20 year period starting on January 1, 1999. Any unpaid balance is adjusted monthly based on the return on the portfolio assets at that date, which is subject to increases based on the Brazilian general price index plus 6 percentage points per annum. At December 31, 2006, the balance of the DCP obligation amounted to P. 576,996 (P. 692,714 in 2005).

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

8. Long-term Debt

Long-term debt consists of the following:

	Average weighted interest rate at December 31		Maturities from	Balance at December 31
	2006	2005	2007 to	2006		2005
U.S. dollar denominated debt:
Consolidated excluding Embratel:
Bonds	4.9%	5.8%	2015	P.	29,907,625	P.	43,548,644
Banks	5.7%	5.2%	2014		44,121,738		36,532,890
Suppliers’ credits	6.0%	6.6%	2011		94,943		36,477
Financial leases	6.3%	5.8%	2011		92,776		420,978

Total					74,217,082		80,538,989
Embratel’s U.S. dollar denominated debt:
Bonds	11.0%	11.0%	2008		1,935,589		2,029,822
Banks	6.2%	5.9%	2013		10,460,335		4,720,777
Financial leases		11.3%					713

Total U.S. dollar denominated debt					86,613,006		87,290,301

Mexican peso denominated debt:
Bonds	8.8%		2016		4,500,000
Domestic senior notes (“Certificados Bursátiles”)	9.0%	9.4%	2012		7,100,000		7,027,680
Banks	7.5%	8.5%	2007		1,300,000		1,384,240

Total Mexican peso denominated debt					12,900,000		8,411,920

Brazilian real denominated debt:
Banks	12.7%	15.2%	2010		38,243		76,111
Financial leases	17.0%	18.2%	2008		2,524		14,065

Total Brazilian real denominated debt					40,767		90,176

Debt denominated in other currencies:
Banks	7.4%	6.6%	2016		762,295		617,648
Financial leases	10.8%	12.5%	2027		181,533		192,063
Suppliers’ credits	2.0%	2.0%	2022		245,736		250,710

Total debt denominated in other currencies:					1,189,564		1,060,421

Total debt					100,743,337		96,852,818

Less short-term debt and current portion of long-term debt excluding Embratel					9,195,743		14,590,305
Embratel					3,355,529		950,656

Short-term debt and current portion of long-term debt					12,551,272		15,540,961

Long-term debt				P.	88,192,065	P.	81,311,857

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

The above-mentioned rates are subject to market variances and do not include the effect of the Company’s agreement to reimburse certain lenders for Mexican taxes withheld. The Company’s weighted average cost of borrowed funds at December 31, 2006 (including interest, interest-rate swaps, commissions and Mexican taxes withheld), was approximately 7.0% excluding Embratel (6.4% in 2005), and 7.1% (6.7% in 2005) including Embratel.

The Company’s short–term debt and current portion of long-term debt at December 31, 2006, excluding Embratel, is P. 9,195,743 (P. 14,590,305 in 2005), which primarily includes P. 3,223,246 in bank debt (P. 2,348,949 in 2005) and P. 5,900,000 (P. 12,184,987 in 2005) in bonds.

Convertible debt:

On June 11, 1999, the Company issued USD 1,000 million in convertible senior debentures that matured on June 15, 2004. During 2003 and 2004, TELMEX repurchased P. 5,294,288 (USD 424.7 million) of its convertible debentures, while some investors exercised their rights to convert debentures in the amount of P. 61,098 (USD 5.0 million) to 6,835,080 series “L” shares. On the maturity date, the outstanding balance on the debentures was P. 7,205,260 (USD 570.3 million), which was repaid as follows: P. 7,198,813 (USD 569.8 million) was converted to 770,570,400 shares at a ratio of 67.6220 ADR’s (one ADR equals 20 series “L” shares) per USD 1 thousand in principal and P. 6,447 (USD 0.5 million) was repaid in cash. In 2004, interest expense on the debentures was P. 823,607.

Bonds:

a)

On January 26, 2001, TELMEX issued a P. 12,800,986 (USD 1,000 million) bond, maturing in January 2006 and bearing an 8.25% annual interest rate, payable semiannually. As a supplement to this bond, on May 8, 2001, the Company issued P. 6,036,495 (USD 500 million) with the same terms. Interest expense on the bonds was P. 70,215 for the year ended December 31, 2006 (P. 1,440,375 and P. 1,664,896 for the years ended December 31, 2005 and 2004, respectively). During 2005, TELMEX repurchased a total P. 5,213,907 (USD 431.6 million) (book value) of these bonds. The repurchase price was higher than the book value by P. 190,510 (USD 15.6 million), which was recognized in Comprehensive financing cost. In January 2006, the Company paid P. 11,612,115 (USD 1,068.4 million) for the outstanding balance of the bonds.

b)

On November 19, 2003, a P. 13,007,964 (USD 1,000 million) bond was issued, maturing in 2008 and bearing a 4.5% annual interest rate, payable semiannually. Interest expense on the bond for the year ended December 31, 2006 was P. 530,265 (P. 562,308 and P. 605,901 for the years ended December 31, 2005 and 2004, respectively).

c)

On January 27, 2005, TELMEX issued bonds for a total of P. 16,123,614 (USD 1,300 million), divided into two tranches of P. 8,061,807 (USD 650 million) each. The first tranch matures in 2010 and bears a 4.75% annual interest rate and the second tranch matures in 2015 bearing a 5.5% annual interest rate. Interest is payable semi-annually. On February 22, 2005, additional bonds were issued thereby increasing the initial bond issuances to P. 11,707,269 and P. 9,884,538, respectively (USD 950 million and USD 800 million, respectively). Interest expense on the bonds that mature in 2010 amounted to P. 531,585 for the year ended December 31, 2006 (P. 507,257 for the year ended December 31, 2005); and to P. 518,329 for the year ended December 31, 2006 (P. 500,032 for the year ended December 31, 2005) on the bond that matures in 2015.

d)

On January 26, 2006, TELMEX issued abroad a P. 4,500 million bond, which matures in 2016 and bears an 8.75% annual interest rate. Interest expense on the bond was P. 392,794 for the year ended December 31, 2006.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

Syndicated loans:

On July 15, 2004, TELMEX entered into a syndicated loan agreement for P. 31,535,816 (USD 2,425 million) divided in two tranches, the first tranch for P. 19,925,622 (USD 1,525 million) with a maturity of three years, and the second tranch for P. 11,610,194 (USD 900 million) with a five-year maturity.

On October 20, 2005, TELMEX entered into an agreement to restructure the above-mentioned syndicated loan of P. 31,535,816 (USD 2,425 million), in order to improve the credit terms and modify the total loan amount to P. 29,201,161 (USD 2,500 million) divided in two tranches. The first tranch for P. 17,520,697 (USD 1,500 million) with a four-year maturity, and the second tranch for P. 11,680,464 (USD 1,000 million) with a six-year maturity. No penalties were assessed for the restructuring of the syndicated loan.

On August 11, 2006, this loan was restructured again, in order to improve the credit terms and increasing the total loan amount to P. 33,280,186 (USD 3,000 million) divided into three tranches. The first tranch for P. 14,421,414 (USD 1,300 million) and with a three-year maturity, the second tranch for P. 11,093,395 (USD 1,000 million) with a five-year maturity, and the third tranch for P. 7,765,377 (USD 700 million) with a seven-year maturity. The outstanding balance as of December 31, 2006 has been included in Bank debt (U.S. dollar denominated liabilities).

On June 30, 2006, TELMEX entered into a syndicated loan agreement for P. 5,769,616 (USD 500 million) divided into two tranches of P. 2,884,808 (USD 250 million) each, with a four-year and six-year maturity, respectively.

Domestic senior notes (“Certificados Bursátiles”):

At December 31, 2006, P. 7,450,000 domestic senior notes had been issued under the program authorized by the CNBV in 2001; the outstanding balance at such date is P. 6,600,000. The term of this program ended in April 2004 and TELMEX is only paying the outstanding balance of the transactions carried out.

On September 30, 2005, TELMEX obtained the approval from the CNBV for a new program to issue long-term domestic senior notes for up to P. 10,000,000 (nominal amount). At December 31, 2006, P. 500,000 of long-term domestic senior notes under this new program have been issued; the unused balance at such date is P. 9,500,000.

Lines of credit:

At December 31, 2006, TELMEX has long-term lines of credit with certain foreign financial institutions. The unused portion of committed lines of credit totaled P. 1,786,368 (USD 164.2 million), and bear a floating interest rate of LIBOR plus 30 basis points, approximately, at the time of use. At December 31, 2006, Embratel has unused lines of credit of P. 879,933 (USD 80.9 million) that bear a 4.1% interest.

Prepayments of debt:

During 2005, TELMEX prepaid a portion of its debt with certain financial institutions, excluding the repurchase of the bonds that mature in 2006, totaling P. 215,101 (approximately USD 18.3 million), without penalty.

During 2005, Embratel prepaid 35% of the bond that matures in 2008 (P. 1,141,552, equal to USD 96.3 million), and P. 2,362,411 (USD 200 million) of its short-term debt.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

Covenants:

The above-mentioned debt is subject to certain restrictive covenants with respect to maintaining certain financial ratios, and the restriction to sell and important part of groups of assets, among others. At December 31, 2006, the Company has complied with such restrictive covenants.

In addition, a portion of the debt is also subject to early maturity or repurchase at the option of the holders in the event of change of control of the Company, as defined in the related instruments. The definition of change of control varies from instrument to instrument; however, no change in control shall be considered to have occurred as long as Carso Global Telecom, S.A.B. de C.V. (Carso Global Telecom) (TELMEX’s controlling company) or its current stockholders continue to control the majority of the Company’s voting shares.

Foreign currency debt:

An analysis of the foreign currency denominated debt at December 31, 2006 is as follows:

	Foreign currency (in thousands)	Exchange rate at December 31, 2006 (in units)		Equivalent in Mexican Pesos
U.S. dollar	7,964,048	P.	10.87	P.	86,613,006
Brazilian real	8,013		5.09		40,767
Other currencies					1,189,564

Total				P.	87,843,337

Maturities of long-term debt at December 31, 2006 are as follows:

Years	Excluding Embratel		Embratel		Total
2008	P.	12,284,108	P.	3,578,991	P.	15,863,099
2009		15,809,124		1,543,239		17,352,363
2010		14,202,120		1,682,691		15,884,811
2011		12,473,142		1,443,969		13,917,111
2012 and thereafter		24,132,230		1,042,451		25,174,681

Total	P.	78,900,724	P.	9,291,341	P.	88,192,065

Subsequent Event

On April 23, 2007, TELMEX placed domestic senior notes (“Certificados Bursátiles”) for a total of P. 9,500,000 in two tranches, the first one for P. 5,000,000 due in 30 years at a fixed rate of 8.36% and the second one for P. 4,500,000 due in 5 years at a rate of “TIIE” interbank rate less 10 basis points.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

Hedges:

At December 31, 2006 and 2005, the financial instruments contracted by the Company are as follows:

	2006				2005
Financial instrument	Notional amount		Fair value		Notional amount		Fair value
	(in millions)				(in millions)
Consolidated excluding Embratel:
Interest-rate swaps in pesos	P.	31,952	P.	(1,455)	P.	15,900	P.	(254)
Interest-rate swaps in dollars	USD	1,050	P.	429	USD	1,050	P.	592
Interest-rate swaps in dollars	USD	1,050	P.	(280)	USD	1,050	P.	(352)
Cross currency swaps	USD	2,250	P.	765
Forwards dollar-peso	USD	4,255	P.	(761)	USD	6,320	P.	(1,447)
Hedges of Embratel:
Interest-rate swaps and forwards dollar-Brazilian real	USD	288	P.	(622)	USD	410	P.	(219)

As part of its currency hedging strategy, the Company (excluding Embratel) uses derivative financial instruments to minimize the impact of exchange rate fluctuations on U.S. dollar denominated transactions. During 2006, the Company entered into short-term exchange hedges which, at December 31, 2006, hedged liabilities of P. 46,275,253 million (USD 4,255 million) (P. 72,079,387 or USD 6,320 million in 2005). In 2006, the Company recognized a credit of P. 50,043 (charges of P. 7,595,495 in 2005 and P. 549,775 in 2004) in its statement of income for these hedges corresponding to changes in their fair value.

In 2006, the Company also entered into cross currency swaps that cover liabilities of P. 24,469,875 (USD 2,250 million). The Company recognized a charge of P. 76,450 in its statement of income for these swaps corresponding to changes in their fair value.

Embratel uses hedging derivative instruments (foreign currency swaps and forwards) to protect itself from the effects of exchange rate fluctuations on the Brazilian real due to foreign currency denominated loans. At December 31, 2006 and 2005, liabilities hedged amounted to P. 3,135,081 (USD 288.3 million) and P. 4,676,443 (USD 410.3 million), respectively. Embratel recognized a charge of P. 1,095,141 in 2006 (charges of P. 729,163 in 2005 and P. 844,796 in 2004) corresponding to changes in their fair value of these hedging derivative instruments.

To offset its exposure to financial risks related to the variable-yield debt, the Company (excluding Embratel) entered into interest-rate swaps. Under these contracts, the Company agreed to receive the 28-day “TIIE” interbank rate and the 182-day treasury certificate (CETES) rate and to pay fixed rates. The difference between the market interest rate and the rates contracted under the swaps was recorded in the statement of income.

At December 31, 2006, the Company had interest-rate swaps for a total nominal amount of P. 31,952,125. In addition, the Company had interest-rate swaps for a total nominal amount of P. 11,419,275 (USD 1,050 million), paying fixed rates and receiving a six-month LIBOR rate, and of P. 11,419,275 (USD 1,050 million) under which it pays a six-month LIBOR rate and receives a fixed rate. At December 31, 2005, the Company had interest-rate swaps for a total nominal amount of P. 15,900,000 and P. 11,975,215 (USD 1,050 million), paying fixed rates and receiving a six-month LIBOR rate, as well as P. 11,975,215 (USD 1,050 million) under which it pays a six-month LIBOR rate and receives a fixed rate. In 2006, the Company recognized a net expense for these swaps in comprehensive financing cost of P.723,568 (P. 197,480 in 2005 and P. 460,603 in 2004).

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

This amount includes a charge of P. 549,138 (P. 310,725 in 2005), derived from the replacement of its Mexican peso-denominated interest rate swaps.

9. Deferred Credits

At December 31, 2006 and 2005, deferred credits consist of the following:

	2006		2005
Advance billings	P.	1,326,016	P.	1,390,851
Advances from subscribers and others		832,803		676,790

Total	P.	2,158,819	P.	2,067,641

10. Accounts Payable and Accrued Liabilities

An analysis of accounts payable and accrued liabilities is as follows:

	December 31
	2006		2005
Suppliers	P.	11,341,170	P.	10,688,869
Sundry creditors		5,158,343		4,776,595
Net settlement payables		349,860		628,993
Related parties		3,510,346		2,731,342
Accrued interest		2,053,975		1,579,160
Accruals for other contractual employee benefits		1,360,732		1,417,253
Vacation accrual		1,547,519		1,560,868
Accruals for Embratel contingencies		6,562,620		3,087,760
Other		2,082,903		1,821,627

	P.	33,967,468	P.	28,292,467

The activity in the principal accrued liabilities for the years ended December 31, 2006, 2005 and 2004, is as follows:

Accruals for other contractual employee benefits:

	2006		2005		2004
Balance at beginning of year	P.	1,417,253	P.	1,271,413	P.	1,028,095
Effect of acquired companies						150,672
Increase through charge to expenses		3,935,062		3,982,193		3,703,279
Charges to provision		(3,925,349)		(3,803,388)		(3,550,224)
Translation and monetary effect		(66,234)		(32,965)		(60,409)

Balance at end of year	P.	1,360,732	P.	1,417,253	P.	1,271,413

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

Vacation accrual:

	2006		2005		2004
Balance at beginning of year	P.	1,560,868	P.	1,564,215	P.	1,205,553
Effect of acquired companies						349,101
Increase through charge to expenses		2,756,844		2,903,112		2,835,560
Charges to provision		(2,688,930)		(2,880,765)		(2,749,967)
Translation and monetary effect		(81,263)		(25,694)		(76,032)

Balance at end of year	P.	1,547,519	P.	1,560,868	P.	1,564,215

Accruals for Embratel contingencies:

	2006		2005		2004
Balance at beginning of year	P.	3,087,760	P.	2,228,492
Effect of acquired companies					P.	2,227,682
Increase through charge to expenses		2,821,199		1,034,190		103,223
Increase charged to other accounts		2,252,200
Charges to provision		(1,677,203)		(272,356)		(17,221)
Translation and monetary effect		78,664		97,434		(85,192)

Balance at end of year	P.	6,562,620	P.	3,087,760	P.	2,228,492

11. Foreign Currency Position and Transactions

a) At December 31, 2006 and 2005, the Company had rights and obligations denominated in the following foreign currencies:

	Foreign currency in millions
	2006	Exchange rate at December 31, 2006		2005	Exchange rate at December 31, 2005
Assets:
U.S. dollar	674	P.	10.88	492	P.	10.71
Argentinean peso	182		3.55	132		3.53
Brazilian real	3,376		5.09	2,265		4.58
Chilean peso	28,266		0.02	23,735		0.02
Colombian peso	27,350		0.0049	19,845		0.0047
Peruvian sol	91		3.40	94		3.12

Liabilities:
U.S. dollar	8,197	P.	10.88	7,883	P.	10.71
Argentinean peso	256		3.55	170		3.53
Brazilian real	3,066		5.09	2,180		4.58
Chilean peso	49,417		0.02	48,754		0.02
Colombian peso	91,335		0.0049	34,617		0.0047
Peruvian sol	96		3.40	90		3.12
Euro	32		14.33	47		12.65

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

At July 12, 2007, exchange rates are as follows:

Currency	Exchange rate
U.S. dollar	P.	10.79
Argentinean peso		3.46
Brazilian real		5.76
Chilean peso		0.02
Colombian peso		0.0055
Peruvian sol		3.42
Euro		14.73

b) During 2006, 2005 and 2004, the Company had the following transactions denominated in foreign currencies. Currencies other than the U.S. dollar were translated to U.S. dollars using the average exchange rate for the year.

	Millions of dollars
	2006		2005		2004
Revenues	USD	4,703	USD	3,855	USD	1,731
Operating costs and expenses		3,957		2,933		1,461
Interest income		196		117		70
Interest expense		484		563		409

12. Commitments and Contingencies

a) Commitments

The Company leases certain equipment used in its operations under capital leases. At December 31, 2006, the Company had the following commitments under non-cancelable capital leases:

Year ended December 31,
2007	P.	76,025
2008		47,278
2009		41,074
2010		33,553
2011		58,411
2012 and thereafter		157,918

Total		414,259
Less unaccrued interest		137,426

Present value of minimum net rental payments		276,833
Less current portion		54,403

Long-term obligation at December 31, 2006	P.	222,430

At December 31, 2006, the Company has non-cancelable commitments of P. 10,168,547 (P. 8,878,809 in 2005) for the purchase of equipment and consulting and management services, including P. 2,488,347 (P. 2,907,045 in 2005) of non-cancelable commitments with related parties. Payments made under purchase agreements aggregated to P. 5,322,487 in 2006, (P. 8,672,807 in 2005 and P.9,967,962 in 2004).

At December 31, 2006 there are outstanding letters of credit for P. 32,627 (P. 227,734 in 2005), issued to foreign suppliers for purchase of materials and supplies.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

b) Contingencies Mexico

(i) On December 4, 1997, the Federal Commission of Economic Competition (COFECO) issued a preliminary ruling declaring that Teléfonos de México, S.A.B. de C.V. exercises substantial power over what it referred to as five telecommunications markets. Teléfonos de México, S.A.B. de C.V. filed an appeal against such ruling and refuted the final ruling issued by the COFECO on February 19, 1998. After several judicial instances and rulings, the plenary meeting of the COFECO issued a ruling dated February 23, 2007, in which it revoked the preliminary ruling and ordered that the file be closed.

(ii) In December 1995, a competitor that provides cellular telephone services reported Teléfonos de México, S.A.B. de C.V. to the COFECO for alleged monopolistic practices and undue concentration.

In July 2001, the COFECO ruled that Teléfonos de México, S.A.B. de C.V. was responsible for monopolistic practices and undue concentration. Teléfonos de México, S.A.B. de C.V. filed an appeal for reconsideration against the ruling, but the appeal was declared unfounded and the ruling confirmed.

The respective defense against the confirmation of the ruling has been filed with the Federal Court of Justice for Tax and Administrative Matters.

(iii) The Mexican Social Security Institute (IMSS) audited Teléfonos de México, S.A.B. de C.V. for the 1997-2001 period. At the conclusion of the audit, it was determined that Teléfonos de México, S.A.B. de C.V. owed a total of approximately P. 330,000 (historical amount) in taxes, fines, surcharges and restatements at July 2, 2003. Teléfonos de México, S.A.B. de C.V. filed an appeal with the Federal Court of Justice for Tax and Administrative Matters, and in accordance with Mexican law, by means of a bank trust, the Company guaranteed payment of such tax liability through July 19, 2007. The Company’s external lawyers who are handling this matter are of the opinion that although the Company’s appeal is well founded, there is no guarantee that it will prevail.

c) Contingencies Brazil

Brazilian value-added goods and services tax (ICMS)

In August 2006, an agreement was published granting a proportional reduction of Embratel’s debt plus restatement penalties and surcharges generated through July 2006 related to the so-called Brazilian ICMS tax on communication services. The provisions of this agreement are applicable throughout all the states of Brazil, and the Federal District (Brasilia). The effective application of the benefits of this agreement will depend on the regulations of each state.

In those states in which Embratel has already implemented the benefits of this agreement, it has made payments of P. 2,352,360, thus laying to rest any disputes related to the matter. Regarding the states in which the benefits of this agreement have not yet been implemented, Embratel has created an accrual of P. 2,002,287, as it considers that such states will most likely enter into the agreement related to the payment of debts.

Embratel received assessments by the tax authorities related to alleged undue ICMS tax credits of P. 400,672 not addressed by the referred agreement that are considered by the external lawyers as probable losses. Claims in which the lawyers consider Embratel will prevail are P. 424,397 which consequently, has not been provided for in the financial statements.

In July 2002, the subsidiary Star One received an assessment by the tax authorities in the State of Rio de Janeiro for payment of ICMS on internet and satellite use of P. 1,200,485. In March 2004, Star One was required to pay P.100,479 in the Brazilian Federal District (Brasilia) for ICMS not paid on satellite use. Based on the lawyers’ estimates, Embratel considers the probability of a loss in this contingency as possible (but not probable) and, consequently, has not provided for such amount in the financial statements.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

The subsidiaries Vésper S.A. and Telmex do Brasil Ltda. received assessments related to ICMS of P.119,586, which were provided for, since they are considered as probable losses. These subsidiaries received additional assessment of P. 91,054, which are considered as a possible loss (but not probable) and, consequently, have not been provided for in the financial statements.

Income tax on inbound international income

In March 1999, the Brazilian Federal Tax Agency (SRF) assessed the subsidiary Embratel in the amount of P. 1,461,127 for failing to pay income tax for years 1996 and 1997. Embratel filed an appeal against this assessment with Brazil’s Special Federal Tax Court, which is still pending; however, the Company’s external lawyers are of the opinion that there is a likelihood of loss and therefore, an accrual of P. 2,577,965 was provided for at December 31, 2006.

In June 1999, the subsidiary Embratel was further assessed for nonpayment of income tax on net foreign source income from 1998 amounting to P.327,570. Embratel first filed an appeal with the administrative courts, and after receiving an unfavorable ruling, Embratel filed a lawsuit before judicial court, whose ruling in the first instance was unfavorable. However, after further review, the court nullified the ruling and issued a new ruling declaring the annulment of the contested ruling and declaring that there was no legal tax relationship between the parties in 1998.

Brazilian Social Welfare Tax on Service Exports (PIS)

In August 2001, Embratel received an assessment from the Brazilian Federal Revenue Service (SRF) totaling P. 808,801 for payment of the PIS prior to 1995 that had been offset in accordance with Brazilian tax law. Based on the known facts and on both management’s and the lawyers’ arguments and opinions, Embratel considers a loss from this contingency as possible (but not probable) and, consequently, has not provided for such amount in the financial statements.

Brazilian Social Welfare Tax for Service Export Security Tax (COFINS)

In August 2001, Embratel also received an assessment of P. 1,739,686 related to its exemption from payment of the COFINS on the exportation of telecommunication services during 1999. The government auditor made several errors in the computation of this tax and, consequently, such amount was later reduced to P. 1,203,537. Embratel appealed the case in Brazil’s Federal Tax Court and ruling is still pending. Based on the known facts and on both management’s and the lawyers’ arguments and opinions, Embratel considers the probability of a loss in this contingency as possible and, consequently, has not provided for such amount in the financial statements.

In November 2006, Embratel received an assessment by the SRF of P. 82,956 for the payment of the COFINS in 1999, which is considered by the external lawyers as a probable loss.

Other tax contingencies

Embratel, Vesper, S.A., Telmex do Brasil Ltda. And Primesys Soluções Empresariais S.A. have other on-going tax litigations involving the National Institute of Social Security (INSS), Social Contribution on Net Income (CSLL), Telecom Development Fund (FUST) and Income Tax on Payments Abroad (IRRF), among others, which could give rise to tax contingencies, of which P. 1,753,486 is considered as a possible loss and consequently, has not been provided for in the financial statements.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

Disputes with third parties

Certain cases on a number of different matters are in advanced stages of the litigation process and, according to Embratel’s external lawyers, the subsidiary stands a chance of losing at least some of these suits; consequently, P. 607,166 has been reserved for probable unfavorable rulings. According to the Company’s external lawyers, although the Company’s arguments in these cases are well founded, there is no guarantee of a favorable outcome.

Other civil and labor contingencies

There are other on-going civil and labor litigations that could give rise to contingencies of which P. 657,072 has been accrued to cover the portion considered as probable losses, and P. 1,292,703, which corresponds to the portion that represents a possible loss, has not been provided for in the financial statements. According to the Company’s external lawyers, although the Company’s arguments in these cases are well founded, there is no guarantee of a favorable outcome.

d) Contingencies Colombia

In June 2007, the Colombian antitrust authority announced that it had begun an investigation of TELMEX’s acquisition of Superview, TV Cable and Cable Pacifico. TELMEX believes it has complied with all applicable Colombian laws and regulations relating to these acquisitions.

13. Related Parties

During the years ended December 31, 2006, 2005 and 2004, the most important transactions with related parties are as follows:

	2006		2005		2004
Investment and expenses:
Purchase of materials, inventories and fixed assets (1)	P.	5,359,756	P.	6,283,707	P.	6,475,275
Acquisition of 60% of Techtel						962,264
Insurance premiums, fees for administrative and operating services, security trading and others (2)		3,759,286		4,043,199		2,883,643
Interconnection under the “Calling Party Pays” program (3)		12,837,421		12,107,196		11,353,501
Cost for termination of international calls (4)		279,936
Revenues:
Sale of materials and other services (5)		1,333,894		1,579,770		1,088,232
Sale of long-distance and other telecommunications services (6)		6,989,687		6,408,369		4,445,544
Revenue for termination of international calls (4)		1,318,727
Sale of 50% of Technology and Internet LLC				46,261

(1)	Includes P. 4,306,760 in 2006 (P. 6,216,731 in 2005 and P. 6,433,189 in 2004) for purchase of network construction services and material from subsidiaries of Grupo Carso, S.A.B. de C.V. (Carso Group), which is an entity under common control with Carso Global Telecom, the company that controls Teléfonos de México, S.A.B. de C.V.
(2)	Includes P. 1,298,644 in 2006 (P. 1,633,852 in 2005 and P. 996,170 in 2004) for network maintenance services from a subsidiary of Carso Group; P. 766,244 in 2006 (P. 793,184 in 2005 and P. 627,874 in 2004) for services received from subsidiaries of Impulsora del Desarrollo y el Empleo en América Latina, S.A.B. de C.V. (IDEAL); P. 441,497 in 2006 (P. 378,466 in 2005 and P. 374,234 in 2004) for insurance premiums with Seguros Inbursa, S.A. (Seguros), which, in turn, places most of this amount in reinsurance with third parties; P. 63,902 in 2006 (P. 133,992 in 2005 and P. 141,389 in 2004) for security trading fees paid to Inversora Bursátil, S.A. (Inversora), and P. 425,275 in 2006 (P. 492,857 in 2005 and 367,578 in 2004) for consulting and management services paid to technology partners (AT&T and Carso Global Telecom). Carso Group, IDEAL, Seguros and Inversora are entities under common control with Carso Global Telecom.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

(3)	Interconnection expenses under the “Calling Party Pays” program are derived from outgoing calls from a fixed lined telephone to a cellular telephone paid to a subsidiary of América Móvil. It also includes P. 3,848,239 in 2006 (P. 2,200,740 in 2005 and P. 660,407 in 2004) paid by Embratel for cellular interconnection to subsidiaries of América Móvil that operate under the brand “Claro” in Brazil. América Móvil is an entity under common control with Carso Global Telecom.
(4)	Operations with AT&T.
(5)	Includes P. 323,311 in 2006 (P. 426,642 in 2005 and P. 464,712 in 2004) from the sale of materials and other services to subsidiaries of the Carso Group.
(6)	Includes revenues billed to América Móvil’s subsidiaries that operate under the brand “Claro” for P. 850,492 in 2006 (P. 1,836,095 in 2005 and P. 342,383 in 2004).

At December 31, 2006, TELMEX had net amounts payable to a subsidiary of the Carso Group and one subsidiary of América Móvil of P. 419,155 and P. 1,105,785, respectively (P. 230,020 and P. 1,128,397, respectively, in 2005). At December 31,2006, TELMEX had net amounts receivable from ATT of P. 317,315. Also, Embratel had an outstanding loan from a subsidiary of Grupo Financiero Inbursa, S.A.B. de C.V. (Inbursa Financial Group) of P. 285,161 in 2005. Inbursa Financial Group is an entity under common control with Carso Global Telecom.

The companies mentioned in this note are considered to be related parties, since the Company’s main stockholders are also, directly or indirectly, stockholders of such companies. Carso Global Telecom holds the majority of the Company’s voting shares. AT&T is a minority shareholder of the Company.

14. Stockholders’ Equity

a) At an extraordinary meeting held on December 5, 2006, the stockholders approved, based on the requirements of the Securities Trading Act in force, to amend the Company’s bylaws, primarily to modify the integration, organization and functioning of its corporate bodies. In this regard, several resolutions were adopted and are related to i) the exchange of certain series of shares that in due time must be carried out, ii) the corporate powers previously conferred to the Board, iii) the operation of the Board of Directors, the Corporate Practices Committee and the Audit Committee under their current structures, iv) the appointment and ratification of the President of the Corporate Practices Committee and of the President of the Audit Committee and v) the revocation of the appointments of the Statutory Auditor and the Alternate Statutory Auditor; as well to modify the bylaws to change its business name to Teléfonos de México, Sociedad Anónima Bursátil de Capital Variable or its abbreviation, S.A.B. de C.V.

At an extraordinary stockholders’ meeting held on April 28, 2005, the stockholders approved the restructuring of the number of outstanding Series “AA”, “A” and “L” shares, through a two-for-one stock split (two new shares for each prior outstanding share) as of May 25, 2005.

All figures related to the number of shares included in the accompanying financial statements and in these notes consider the aforementioned stock split, regardless of whether such figures refer to dates prior to the date of the split.

b) At December 31, 2006, capital stock is represented by 20,203 million common shares issued and outstanding with no par value, representing the Company’s fixed capital (P. 22,045 million in 2005), comprised as follows:

	2006		2005
8,115 million Series “AA” shares	P.	15,540,853	P.	15,540,853
446 million Series “A” shares (479 in 2005)		1,000,918		1,075,979
11,642 million Series “L” shares with limited voting rights (13,451 in 2005)		10,454,503		12,034,322

Total	P.	26,996,274	P.	28,651,154

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

At December 31, 2006 and 2005, the historical value of the capital stock was P. 252,539 and P. 275,564, respectively. An analysis of changes in 2006, 2005 and 2004 is as follows:

	Capital stock (1)
	Series “AA”			Series “A”			Series “L”
	Number	Amount		Number	Amount		Number	Amount
Balances at January 1, 2004	8,272	P.	15,844,149	530	P.	1,187,550	15,416	P.	14,285,231
Repurchase of Company’s own shares in cash				(3)		(7,623)	(1,416)		(1,292,848)
Debt converted into common shares							778		10,809
Stock options exercised (Note 17)							88		78,850
Conversion of “AA” shares to “L” shares	(145)		(279,857)				145		279,857
Conversion of “A” shares to “L” shares				(23)		(47,797)	23		47,797

Balances At December 31, 2004	8,127		15,564,292	504		1,132,130	15,034		13,409,696
Repurchase of company’s own shares in cash				(6)		(13,916)	(1,614)		(1,441,048)
Conversion of “AA” share to “L” shares	(12)		(23,439)				12		23,439
Conversion of “A” shares to “L” shares				(19)		(42,235)	19		42,235

Balance At December 31, 2005	8,115		15,540,853	479		1,075,979	13,451		12,034,322
Repurchase of Company’s own shares in cash				(4)		(8,826)	(1,838)		(1,646,054)
Conversion of “A” shares to “L” shares				(29)		(66,235)	29		66,235

Balance at December 31, 2006	8,115	P.	15,540,853	446	P.	1,000,918	11,642	P.	10,454,503

(1)	Number of shares in millions.

The Company’s capital stock must be represented in a percentage of no less than 20% by common Series “AA” shares, which may be subscribed only by Mexican individuals and corporate entities, and that shall represent at all times at least 51% of all common shares issued and outstanding; by common Series “A” shares, which may be freely subscribed, in a percentage not to exceed 19.6% of capital stock and in a percentage not to exceed 49% of common shares issued and outstanding, and that both shares, Series “AA” and “A”, do not represent more than 51% of capital stock; and by Series “L” shares, which have limited voting rights and may be freely subscribed, which together with Series “A” shares shall not exceed 80% of capital stock.

Voting rights

Each ordinary Series “AA” and “A” shares entitle the holder to one vote at general shareholders’ meetings. Each Series “L” shares entitle the holder to one vote at any shareholders’ meeting in which Series “L” holders are authorized to vote. According to the Bylaws´ Clause Eighth, Series “L” shares will have only the right to vote to designate two directors to the Board of Directors and their corresponding alternate directors, and on the following matters:

•	The transformation of the corporation;

•	Merger with another entity, as a disappearing company, or a merger with another entity as a surviving company when the disappearing entity’s corporate purpose differs from that of the Company; and

•

Cancellation of the registration of the shares issued by the Company in the securities or special sections of the National Registry of Securities and in other foreign stock exchanges in which they are registered.

The resolutions adopted by the Extraordinary Shareholders’ Meetings related to any of the matters in which the Series “L” shares are entitled to vote will be also required to be approved by the majority vote of Series “AA” and Series “A” shares in order to be valid.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

Under Mexican law, holders of any series of shares are also entitled to vote as one class on any proposal that could adversely affect the rights of the holders of that series. The shareholders of the Company (including Series “L”) who individually or jointly represents 20% or more of the capital stock are entitled to legally oppose to the general shareholders’ meetings resolutions in which they have the right to vote. Determining whether a proposal requires the vote by the holders of Series “L” under such basis would initially be made by the Board of Directors or by any other party that calls a shareholders’ meeting to decide on the proposal. A negative decision would be subject to judicial challenge by any affected stockholder, and a court would ultimately determine the need for a class vote. There are no other procedures to determine whether a proposal requires a class vote, and Mexican law provides no additional guidance with respect to the criteria to be applied in making such determination.

c) In 1994, TELMEX initiated a program to purchase its own shares. A charge is made to retained earnings for the excess cost of the shares purchased over the theoretical nominal value of capital stock of the shares acquired.

At a regular stockholders’ meeting held on October 9, 2006, the stockholders approved to increase by P. 15,000,000 (historical) the total nominal amount authorized for the repurchase of the Company’s own shares, bringing the total maximum amount to be used for this purpose to P. 15,931,293 (historical).

At a regular stockholders’ meeting held on April 27, 2007, the stockholders approved to increase by P. 15,000,000 the total nominal amount authorized for the repurchase of the Company’s own shares, bringing the total maximum amount to be used for this purpose to P. 23,046,597.

In 2006, the Company acquired 1,838.0 million Series “L” shares for P. 23,737,186 (historical cost of P. 23,092,355) and 3.9 million Series “A” shares for P. 52,122 (historical cost of P. 50,682).

In 2005, the Company acquired 1,614.0 million Series “L” shares for P. 18,171,361 (historical cost of P. 17,172,604) and 6.2 million Series “A” shares for P. 69,744 (historical cost of P. 65,761).

In 2004, the Company acquired 1,415.7 million Series “L” shares for P. 14,902,148 (historical cost of P. 13,482,173) and 3.4 million Series “A” shares for P. 35,519 (historical cost of P. 32,134).

At December 31, 2006, 2005 and 2004, the Company had 12,029 (12,000 Series “L” and 29 Series “A” shares), 10,187 (10,162 Series “L” and 25 Series “A” shares) and 8,567 (8,549 Series “L” and 18 Series “A” shares) million treasury shares, respectively. Pursuant to the Ordinary Shareholders’ Meeting held on April 27, 2007, the Company had 12,400 (12,371 Series “L” and 29 Series “A” shares) million treasury shares.

d) In conformity with the Mexican Corporations Act, at least 5% of net income of the year must be appropriated to increase the legal reserve, until the legal reserve reaches at least 20% of capital stock.

e) In 2004, as a result of the maturity of convertible senior debentures, the Company issued 777.4 million Series “L” shares.

f) Earnings per share are obtained by dividing majority net income for the year by the average weighted number of shares issued and outstanding during the period. To determine the average weighted number of shares issued and outstanding, the shares held by the Company have been excluded from the computation.

The diluted earnings per share in 2004 were determined considering the effect of the shares that may be delivered (potentially dilutive shares) as a result of the convertible senior debentures described in Note 8 and of the stock options described in Note 17. The computation was made by adding to majority net income for the year, the net comprehensive financing cost, net of income tax and employee profit sharing, derived from the convertible debentures. The adjusted income was divided by the average weighted number of shares issued and outstanding, taking into account the number of potentially dilutive shares.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

An analysis is as follows:

	2006		2005		2004
Earnings per basic share:
Majority net income	P.	28,533,965	P.	30,005,924	P.	30,253,351

Weighted average number of shares issued and outstanding (millions)		20,948		22,893		23,906

Earnings per basic share (in Mexican pesos):	P.	1.36	P.	1.31	P.	1.27

Earnings per diluted share:
Majority net income	P.	28,533,965	P.	30,005,924	P.	30,253,351
Comprehensive financing cost (net of income tax and employee profit sharing)						528,571

Adjusted income	P.	28,533,965	P.	30,005,924	P.	30,781,922

Weighted average number of shares issued and outstanding (millions)		20,948		22,893		23,906
Add:
Potentially dilutive shares						498

Weighted average number of diluted shares issued and outstanding (millions)		20,948		22,893		24,404

Earnings per diluted share (in Mexican pesos)	P.	1.36	P.	1.31	P.	1.26

g) At December 31, 2006, the caption “Other accumulated comprehensive income” includes the deficit from the restatement of stockholders’ equity net of deferred taxes, gain on dilution of investment in affiliate, the fair value of swaps net of deferred taxes and the effect of translation of foreign entities of P. (79,416,229), P. 827,177, P. 34,725 and P. 4,992,973, respectively (deficit from restatement of stockholders’ equity net of deferred taxes, the fair value of swaps net of deferred taxes and the effect of translation of foreign entities of P. (76,220,765), P. 159,848 and P. 3,669,202, respectively, in 2005).

15. Income Tax, Asset Tax and Employee Profit Sharing

a) The Ministry of Finance and Public Credit authorized Teléfonos de México, S.A.B. de C.V. to consolidate its tax results effective January 1, 1995. The tax consolidation excludes the tax results of Instituto Tecnológico de Teléfonos de México, S.C. and of the Mexican subsidiaries acquired during the year.

On November 1, 2004, the Ministry of Finance and Public Credit authorized the transfer of the tax consolidation of Teléfonos de México, S.A.B. de C.V. to that of Carso Global Telecom (TELMEX’s controlling company), starting in the 2005 fiscal year, in conformity with the Mexican Income Tax Law, which did not result in the tax deconsolidation of Teléfonos de México, S.A.B. de C.V. nor its subsidiaries, nor in their exclusion from the tax consolidation regime.

b) The asset tax is a minimum income tax, computed on the average value of most assets net of certain liabilities. Income tax can be credited against asset tax; therefore, the latter is actually payable only to the extent that it exceeds income tax. Asset tax for the years ended December 31, 2006, 2005 and 2004 was P. 1,290,270, P. 1,172,510 and P. 3,080,087, respectively, amounts that were paid by crediting the corporate income tax paid in such years.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

c) An analysis of income tax expense is as follows:

	2006		2005		2004
Current year income tax:
From Mexican operations	P.	13,031,228	P.	14,506,917	P.	16,418,050
From foreign operations		783,366		373,027		169,534
Deferred tax of Mexican operations, net of related monetary position gain of P. 738,058 (P. 663,275 in 2005 and P. 1,264,084 in 2004)		(320,680)		(2,760,751)		(943,147)
Deferred tax of foreign operations, net of related monetary position gain of P. 82,281 (P. 28,130 in 2005 and P. 81,484 in 2004)		(435,016)		190,586		691,266
Effect of change in Mexican statutory tax rate						(2,734,291)

Total	P.	13,058,898	P.	12,309,779	P.	13,601,412

A reconciliation of the statutory corporate income tax rate to the effective rate recognized for financial reporting purposes is as follows:

	2006%	2005%	2004%
Statutory income tax rate	29.0	30.0	33.0
Effect of change in tax rate			(5.9)
Depreciation	(0.3)	(0.5)	(0.5)
Financial cost	0.3	(0.1)	0.1
Employee profit sharing	(1.8)	(2.0)
Other	1.4	(0.5)	0.9

Effective tax rate for Mexican operations	28.6	26.9	27.6
Revenues and costs of foreign subsidiaries	0.6	(0.2)	1.1

Effective income tax rate	29.2	26.7	28.7

On December 1, 2004, an annual gradual decrease in the corporate income tax rate was approved starting in 2005, until it reaches 28% in 2007. The effect of such rate reduction represented a credit to the results of operations for 2004 of P. 2,734,291.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

At December 31, 2006 and 2005, the Company (excluding foreign entities) has recognized deferred taxes on the following temporary differences:

	2006		2005
Deferred tax assets:
Allowance for bad debts and slow-moving inventories	P.	510,434	P.	637,300
Tax losses		78,508		77,346
Advance billings		369,364		368,068
Accrued liabilities		826,170		919,698
Employee profit sharing		819,356		833,126
Financial instruments		31,378

		2,635,210		2,835,538

Deferred tax liabilities:
Fixed assets	P.	(12,585,436)	P.	(11,386,931)
Inventories		(183,500)		(281,787)
Licenses		(119,907)		(180,819)
Pensions		(5,333,245)		(6,657,508)
Prepaid expenses		(394,320)		(299,995)
Financial instruments				(538,118)

		(18,616,408)		(19,345,158)

Net deferred tax liability	P.	(15,981,198)	P.	(16,509,620)

d) In Mexico the Company is subject to the payment of employee profit sharing in addition to its contractual compensation and benefits. In 2006 and 2005, employee profit sharing was computed applying a 10% rate to taxable income, after eliminating certain inflationary effects as well as the restatement of depreciation expense.

Beginning in 2005, deferred income taxes started to be recognized on employee profit sharing expense, since as of 2006, employee profit sharing can be deducted from the income tax base at the time of payment to employees.

e) At December 31, 2006, the balance of the restated contributed capital account (CUCA) and the net tax profit account (CUFIN) was P. 28,854,568 and P. 41,534,658, respectively. These amounts correspond to Teléfonos de México, S.A.B. de C.V. on a stand-alone basis.

f) At December 31, 2006 and 2005, foreign entities recognized deferred taxes on the following temporary differences:

	2006		2005
Deferred tax assets:
Fixed assets	P.	1,631,756	P.	1,608,160
Allowance for bad debts and slow-moving inventories		1,102,295		1,878,856
Tax losses		9,917,606		10,305,629
Advance billings		64,491		61,774
Accrued liabilities		2,258,272		1,089,835
Medical assistance plan		242,723		177,312
Valuation allowance		(8,268,879)		(8,598,478)

		6,948,264		6,523,088

Deferred tax liabilities:
Licenses		(331,737)		(360,045)

		(331,737)		(360,045)

Net deferred tax asset	P.	6,616,527	P.	6,163,043

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

The foreign subsidiaries determine their income tax based on the individual results of each subsidiary and in conformity with the specific tax regimes of each country. The pretax income of these subsidiaries in 2006, 2005 and 2004 were P. 285,752, P. 2,552,146 and P. 1,196,200, respectively.

At December 31, 2006, Embratel has available P. 4,940,042 tax loss carry forwards and P. 4,337,901 negative basis of social contribution, which in conformity with the tax regulation in Brazil, where there is no limit on the carry forward of tax losses; however, the carry forward in each year may not exceed 30% of the tax base for such year. The tax rates applicable to the tax loss carry forwards and negative basis of social contribution are 24% and 9%, respectively.

16. Segments

TELMEX operates primarily in Mexico, the U.S.A. and in other countries in Latin America. Additional information related to the Company’s operations is provided in Note 1. The most relevant segment information, which has been prepared on a consistent basis, is as follows:

	(In millions of Mexican pesos with purchasing power at December 31, 2006)
	Mexico		Brazil		Argentina		Chile		Colombia		Peru		U.S.A.		Adjustments		Total consolidated
December 31, 2006
Operating revenues	P.	128,267	P.	42,676	P.	1,240	P.	1,364	P.	909	P.	729	P.	684	P.	(863)	P.	175,006
Depreciation and amortization		18,062		5,732		192		238		128		156		55				24,563
Operating income		47,756		307		(77)		(21)		263		43		11		9		48,291
Segment assets		368,230		106,320		2,369		3,052		1,463		1,639		546				483,619
Goodwill		432		6,859		192		1,214		105				340				9,142

December 31, 2005
Operating revenues	P.	129,749	P.	40,250	P.	1,143	P.	1,358	P.	576	P.	655	P.	528	P.	(754)	P.	173,505
Depreciation and amortization		19,634		5,766		134		189		79		158		21		18		25,999
Operating income		47,408		3,259		(18)		85		146		2		42		924		51,848
Segment assets		358,114		101,901		2,025		2,592		846		1,508		271		565		467,822
Goodwill				6,681		338		1,508								(471)		8,056

December 31, 2004
Operating revenues	P.	133,617	P.	17,132	P.	718	P.	852	P.	383	P.	484	P.	170	P.	697	P.	154,053
Depreciation and amortization		21,695		2,951		146		151		78		78		9		140		25,248
Operating income		46,408		252		(102)		(83)		68		(6)		26		1,049		47,612
Segment assets		355,928		102,450		1,745		2,328		678		1,324		92		(4,549)		459,996
Goodwill				2,016		614		1,445		(116)		(224)				(233)		3,502

Intersegmental income by country is omitted as it is considered immaterial. Comprehensive financing cost and income tax and employee profit sharing expense are not allocated to each segment, as they are handled at corporate level.

Segment assets include plant, property and equipment (excluding accumulated depreciation), construction in progress and advances to equipment suppliers, and inventories for operation of the telephone plant.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

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

18. Differences between Mexican FRS and U.S. GAAP

The Company’s consolidated financial statements are prepared in accordance with Mexican Financial Reporting Standards (“Mexican FRS”), which differ in certain respects from accounting principles generally accepted in the United States (“U.S. GAAP”).

The Mexican FRS consolidated financial statements include the effect of inflation as provided for under Bulletin B-10 and Bulletin B-15. The reconciliation to U.S. GAAP includes a reconciling item for the reversal of the effect of applying Bulletin B-15 for the restatement into constant pesos as of December 31, 2006 for the years ended December 31, 2005 and 2004, because these provisions of inflation accounting under Mexican FRS do not meet the requirements of Rule 3-20 of Regulation S-X of the U.S. Securities and Exchange Commission (SEC). The Mexican FRS and U.S. GAAP prior periods amounts, included throughout Note 18, were restated using the 1.0405 Mexican inflation factor.

The reconciliation to U.S. GAAP does not include the reversal of the adjustments to the financial statements for the effects of inflation required under Mexican FRS (Bulletin B-10), because the application of Bulletin B-10 represents a comprehensive measure of the effects of price level changes in the Mexican economy as permitted by the SEC.

The principal differences between Mexican FRS and U.S. GAAP, as they relate to the Company, are described below together with an explanation, where appropriate, of the method used to determine the adjustments that affect operating income, net income, stockholders’ equity and resources provided by operating and financing activities.

Cash flow information:

Under Mexican FRS, the Company presents consolidated statements of changes in financial position, as described in Note 1. The changes in the consolidated financial statement balances included in this statement constitute resources provided by and used in operating, financing and investing activities stated in constant pesos (including monetary and foreign exchange gains and losses).

Statement of Financial Accounting Standards No. 95 (“SFAS 95”), “Statement of cash flows,” does not provide guidance with respect to inflation adjusted financial statements. In accordance with Mexican FRS, the changes in current and long-term debt due to restatement in constant pesos, including the effect of exchange differences, is presented in the statement of changes in financial position in the financing activities section. Also, under U.S. GAAP non-cash investing activities are not reported in the statement of cash flows, including the capitalization of debt; whereas under Mexican FRS non-cash transactions that affect the financial structure of an entity, such as converting debt into equity, must be presented separately in the statement of changes in financial position.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

The Company has adopted the guidance issued by the AICPA SEC Regulations Committee’s International Practices Task Force in its meeting held on November 24, 1998, encouraging foreign registrants that file price level adjusted financial statements to provide cash flow statements that show separately the effects of inflation on cash flows.

If the monetary gain and the exchange gain or loss related to the debt, were treated as components of operating activities, and the conversion of debt instruments into common shares is excluded, summarized consolidated statements of cash flows derived from information prepared in accordance with U.S. GAAP would be as follows:

	Year ended December 31,
	2006		2005		2004
Cash flows from operating activities:
Net income under U.S.GAAP	P.	27,603,789	P.	28,144,040	P.	30,356,449
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation		27,051,430		28,347,235		27,331,614
Amortization		840,518		925,099		370,993
Amortization of deferred charges		516,832		319,643
Effect of exchange rate differences on debt		750,791		(4,983,621)		(3,521,341)
Monetary gain, net		(3,022,868)		(2,513,881)		(3,751,151)
Deferred taxes		(638,376)		(2,847,066)		(4,382,709)
Equity interest in net (income) loss of affiliates		(495,303)		(328,051)		123,488
Minority interest		(453,084)		96,385		(29,078)
Net periodic cost of labor obligations		4,112,759		3,815,442		3,891,946
Marketable securities		(2,830,863)		290,770		7,937,292
Change in operating assets and liabilities		(1,084,776)		(4,879,929)		1,044,170

Total adjustments		24,747,060		18,242,026		29,015,224

Net cash provided by operating activities		52,350,849		46,386,066		59,371,673

Cash flows from investing activities:
Investment in plant, property and equipment and inventories		(23,269,442)		(25,141,812)		(21,907,843)
Instruments available for sale				8,144,028		(7,443,414)
Initial cash from subsidiaries acquired		55,705		130,792		5,045,151
Investment in subsidiaries and affiliated companies		(11,477,195)		(5,518,145)		(13,693,755)
Sale of affiliated company				45,206
Other investments		(670,896)		(644,897)		(504,819)

Net cash used in investing activities		(35,361,828)		(22,984,828)		(38,504,680)

Cash flows from financing activities:
New loans		23,961,377		25,860,023		51,675,215
Repayment of loans		(15,458,733)		(20,205,905)		(38,006,136)
Repurchase of Company’s own shares and cash dividends paid		(32,314,916)		(27,143,742)		(23,693,942)
Stock options exercised						597,933
Minority interest		(408,059)		1,051,984

Net cash used in financing activities		(24,220,331)		(20,437,640)		(9,426,930)

Effect of inflation accounting on cash and cash equivalents		(768,555)		(851,964)		(923,652)
Net (decrease) increase in cash and cash equivalents		(7,999,865)		2,111,634		10,516,411
Cash and cash equivalents at beginning of year		24,151,109		22,039,475		11,523,064

Cash and cash equivalents at end of year	P.	16,151,244	P.	24,151,109	P.	22,039,475

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

Net cash provided by operating activities reflect cash payments for interest, income tax and employee profit sharing as follows:

	Year ended December 31,
	2006		2005		2004
Interest	P.	5,758,176	P.	6,268,678	P.	5,280,247
Income tax		12,303,232		14,704,901		10,375,292
Employee profit sharing		2,889,390		2,951,016		2,825,499

Cash flows from purchases of trading securities during 2006 were P.2,849,671 (P. 31,037 and P. 24,388 in 2005 and 2004, respectively) and cash flows from sales of trading securities during 2006 were P.131,210 (P. 155,188 and P. 570,377 in 2005 and 2004, respectively).

Capitalized interest:

Under Mexican FRS, the Company does not capitalize financing costs on assets under construction. Under U.S. GAAP, interest on borrowings in foreign currencies or comprehensive financing costs for borrowings in pesos, must be considered an additional cost of constructed assets to be capitalized in plant, property and equipment and depreciated over the lives of the related assets. The amount of interest or financing costs capitalized for U.S. GAAP purposes was determined by reference to the Company’s average interest cost of outstanding borrowings.

Valuation of inventories and plant, property and equipment:

As previously discussed in Note 4, through December 31, 1996, items comprising the telephone plant were restated based on the acquisition date and cost, applying the factors derived from the specific indexes determined by the Company and validated by an independent appraiser registered with the CNBV. Since January 1, 1997, the valuation method of plant, property and equipment was modified, as Bulletin B-10 eliminated the use of appraisals to restate plant, property and equipment. Hence, in 1996 the Company adopted the alternate restatement method allowed by the Bulletin B-10, which requires the restatement of plant property and equipment based on the rate of inflation in the respective country of origin. This method is not acceptable for U.S. GAAP purposes; consequently, the difference between this method and the restatement of inventories and plant, property and equipment based on the NCPI was taken to the U.S. GAAP reconciliations subsequently presented.

As a result of this comparison, inventories, plant, property and equipment and stockholders’ equity increased by P. 10,977,198 (P.9,622,301 in 2005), and the depreciation expense for 2006 increased by P. 3,357,822 (P.3,129,194 and P.2,416,463 in 2005 and 2004, respectively).

Deferred income tax and deferred employee profit sharing:

As mentioned in Note 15, under Mexican FRS, deferred income tax is determined on all temporary differences in balance sheets accounts for financial and tax reporting purposes, using the enacted income tax rate at the balance sheet date, which is basically in comformity with Statement of Financial Accounting Standards No. 109 (“SFAS 109”), “Accounting for income taxes”.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

The Company is required to pay employee profit sharing in accordance with Mexican labor law. Deferred employee profit sharing under U.S. GAAP has been determined following the guidelines of SFAS No.109. Under Mexican FRS, the deferred portion of employee profit sharing is determined on temporary non-recurring differences with a known turnaround time.

The deferred tax adjustment included in the net income and stockholder’s equity reconciliations, also includes the effect of deferred taxes on the other U.S. GAAP adjustments reflected in the respective summaries.

The differences in the recognition of deferred income tax and deferred employee profit sharing (for purposes of this note, collectively “deferred taxes”) between Mexican FRS and U.S. GAAP for purposes of the income statement were as follows:

2004	P.	1,464,685
2005		335,555
2006		(117,320)

The effect of deferred income tax and deferred employee profit sharing on the difference between the indexed cost and the specific indexation factor valuation of fixed assets and inventories, primarily for operation of the telephone plant is applied as an adjustment to stockholders’ equity. The related accumulated amounts at December 31, 2006 and 2005 that decreased equity were P. (3,773,915) and P. (3,163,678), respectively.

The yearly changes in the accumulated amount for deferred taxes applied to equity as a result of this effect from 2004 through 2006 are the following:

2004	P.	(61,493)
2005		(1,820,392)
2006		(610,237)

In 2006, 2005 and 2004, monetary gains of P. 16,453, P.18,480 and P. 49,411, respectively, on the deferred taxes balance related to the difference between the indexed cost and specific indexation cost valuation of fixed assets and inventories, primarily for operation of the telephone plant, were taken to equity, as part of the change of the year.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

Significant components of deferred taxes from our Mexican operations under U.S. GAAP at December 31, 2006 and 2005 are as follows:

	2006						2005
	Income tax		Employee profit sharing		Deferred taxes		Income tax		Employee profit sharing		Deferred Taxes
Deferred tax assets:
Allowances for bad debts and slow moving inventories	P.	510,434	P.	159,970	P.	670,404	P.	622,756	P.	194,136	P.	816,892
Tax loss carry forwards		78,508				78,508		75,581				75,581
Advance billings		347,066		112,194		459,260		342,082		111,344		453,426
Accrued liabilities		832,283		296,500		1,128,783		898,709		320,779		1,219,488
Debt obligations exchange loss										26,324		26,324
Employee profit sharing		2,425,476				2,425,476		2,888,343				2,888,343
Financial instruments		49,602		1,842		51,444

Total deferred tax assets		4,243,369		570,506		4,813,875		4,827,471		652,583		5,480,054

Deferred tax liabilities:
Fixed assets, net		(13,549,208)		(4,910,027)		(18,459,235)		(12,369,959)		(5,205,186)		(17,575,145)
Inventories		(198,860)		(100,905)		(299,765)		(289,995)		(114,411)		(404,406)
Capitalized interest or net financing cost		(482,944)		(165,972)		(648,916)		(578,727)		(211,926)		(790,653)
Licenses		(103,723)		(61,085)		(164,808)		(155,839)		(41,786)		(197,625)
Pensions		(2,134,673)		(762,383)		(2,897,056)		(6,052,115)		(2,161,470)		(8,213,585)
Prepaid expenses		(394,320)		(131,713)		(526,033)		(293,148)		(104,827)		(397,975)
Debt obligations exchange gain				(174,561)		(174,561)
Financial instruments								(540,501)		(220,937)		(761,438)

Total deferred tax liabilities		(16,863,728)		(6,306,646)		(23,170,374)		(20,280,284)		(8,060,543)		(28,340,827)

Net deferred tax liabilities	P.	(12,620,359)	P.	(5,736,140)	P.	(18,356,499)	P.	(15,452,813)	P.	(7,407,960)	P.	(22,860,773)

For Mexican FRS purposes, as earlier discussed in Note 15, the deferred income tax liabilities recognized for the Mexican operations amounted to P.15,981,198 and P.16,132,851 at December 31, 2006 and 2005, respectively.

The temporary differences, on which the foreign subsidiaries recognized deferred taxes under U.S. GAAP in the years ended December 31, 2006 and 2005 were as follows:

	2006		2005
Deferred tax assets:
Allowance for bad debts and slow-moving inventories	P.	1,102,295	P.	1,835,978
Tax loss carryforwards		9,917,606		10,070,442
Advance billings		64,491		60,365
Accrued liabilities		2,258,272		1,064,963
Medical assistance plan		366,943		173,265
Valuation allowance		(8,268,879)		(8,402,250)

		5,440,728		4,802,763

Deferred tax liabilities:
Fixed assets, net		(1,478,832)		(207,039)
Capitalized interest		(89,887)		(49,274)
Licenses		(331,737)		(351,828)

		(1,900,456)		(608,141)

Net deferred tax asset	P.	3,540,272	P.	4,194,622

For Mexican FRS purposes, as earlier discussed in Note 15, the deferred income tax assets recognized for the foreign operations amounted to P. 6,616,527 and P. 6,022,395 at December 31, 2006 and 2005, respectively.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

Under U.S. GAAP deferred tax assets and liabilities are classified as current or noncurrent, based on the classification of the asset or liability that originated it. A deferred tax asset or liability that is not related to an asset or liability for financial reporting purposes, including deferred tax assets related to carryforwards, are classified in accordance to its expected reversal date. For a particular tax-paying component and within a particular tax jurisdiction, (a) all current deferred tax assets and liabilities are offset and presented as a single amount and (b) all noncurrent deferred tax assets and liabilities are offset and presented as a single amount. However, deferred tax assets and liabilities attributable to different tax-paying components of the enterprise or to different tax jurisdictions are not offset.

Under Mexican FRS deferred tax assets and liabilities are classified as noncurrent and are presented in one net amount in the balance sheet. The consolidated amounts of deferred taxes are not offset if they do not belong to the same taxable entity and to the same taxation authority.

Employee benefit obligation:

Mexico

In 2006, 2005 and 2004, pension and seniority premium plans expense under U.S. GAAP, totaled P. 3,990,838 P. 3,667,120, and P. 3,837,760, respectively. The components of these employee benefit obligations calculated in accordance with the provisions of Statement of Financial Accounting Standards No. 87 (“SFAS No. 87”), “Employers’ Accounting for Pensions,” consist of the following:

	December 31,
	2006		2005		2004
Labor cost	P.	3,214,102	P.	2,994,925	P.	2,700,336
Financial cost of projected benefit obligation		7,749,378		6,810,239		6,031,631
Projected return on plan assets		(8,037,300)		(7,177,220)		(6,216,390)
Amortization of past service costs		602,581		602,581		602,581
Amortization of variances in assumptions		462,077		436,595		719,602

Net period cost under U.S. GAAP		3,990,838		3,667,120		3,837,760
Net period cost under Mexican FRS		4,599,840		4,595,214		4,666,124

Cost reduction under U.S. GAAP	P.	(609,002)	P.	(928,094)	P.	(828,364)

The amounts reconciled in net income, represent the effect generated by the assumptions used during the first application on the adoption of the pension and seniority premium accounting rules when they became effective for US GAAP and Mexican FRS purposes, which were in different years.

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

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

The change in plans’ funded status under U.S. GAAP, prior to adoption of SFAS 158 is as follows:

	2006		2005
Plan assets in excess of projected benefits	P.	7,857,350	P.	8,732,209
Unrecognized actuarial loss		8,830,792		11,060,363
Unrecognized net transition obligation at the date of initial application		1,138,154		1,707,192
Unrecognized prior service cost and changes in the plan		226,603		260,103

Net projected asset	P.	18,052,899	P.	21,759,867

The weighted-average actual asset allocation of plan assets by asset category is as follows:

	Percentage of plan assets at December 31,
	2006	2005
Equity securities :
Mexican companies	51.4%	51.2%
U.S. companies	4.9%	4.5%
Debt securities :
Mexican Government	36.8%	38.1%
Mexican private companies	6.9%	6.2%

Total	100.0%	100.0%

The asset allocation of plan assets at December 31, 2006 and 2005 and the target allocation for 2007 by asset category are as follows:

	Target allocation 2007	2006	2005
Fixed-income securities	40-50%	43.7%	44.3%
Variable-income securities	50-60%	56.3%	55.7%

The target asset allocations reflect the Company’s investment strategy of maximizing the rate of return on plan assets and the resulting funded status, within an appropriate level of risk.

As of December 31, 2006, securities held by the plan included 402.7 million shares of TELMEX (412.4 million shares in 2005) and 1,072.4 million shares of related parties (1,485.2 million shares in 2005), with a fair value of P. 6,169,603 (P. 5,642,635 in 2005) and P. 46,872,155 (P. 43,315,285 in 2005), respectively. In 2006, the plan purchased 21.9 million shares of related parties (106.0 million shares in 2005) and sold 434.7 million shares of related parties (159.7 million shares in 2005). In 2006, the plan sold 9.7 million shares of TELMEX. Dividends received by the plan in 2006 were P. 509,810 (P. 333,446 in 2005).

As of December 31, 2006, securities held by the plan also included P. 495,949 (notional amount) of TELMEX’s debt securities (P. 155,893 in 2005) and P. 15,342,203 (notional amount) of related parties’ debt securities (P. 1,454,746 in 2005), with a fair value of P. 499,194 and P. 15,411,428, respectively (P. 161,000 and P. 1,497,761, respectively in 2005). In 2006, the plan purchased P. 123,448,855 (P. 966,300,851 in 2005) and sold P. 109,497,813 (P. 982,781,980 in 2005) of related parties’ debt securities, and purchased P. 453,670 (P. 12,099 in 2005) and sold P. 102,090 in 2006 of TELMEX’s debt securities; interest income recognized by the plan in 2006 was P. 20,655 (P. 16,320 in 2005) on TELMEX securities and P. 103,010 (P. 169,851 in 2005) on related parties’ securities.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

Expected cash flows for pension benefits plan and seniority premiums are as follows:

Expected contributions to trust fund:
2007	P.	51,668

Expected benefit payments:
2007	P.	5,622,236
2008		5,936,245
2009		6,305,208
2010		6,697,496
2011		7,210,826
2012-2016		44,597,328

Total	P.	76,369,339

The investment policies of plan assets are the following:

•	Tax rules issued by the Ministry of Finance and Public Credit:

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

The Company’s policy that defines long-term interest rates to discount the obligations of the pension plan is based on the historical returns of real short-term interest rates for the last 20 years in Mexico. Before 1984, debt securities yielded negative interest rates in real terms and for that reason the Company decided not to go beyond twenty years of historical interest rates, with the purpose to adopt the current Mexican monetary policy. As part of the policy’s criteria, interest rates used in the projection are those available at the end of the last year.

The unrecognized net transition obligation under SFAS No. 87 of P. 6,828,796 at January 1, 1997, is being amortized over the average future working lifetime of the employee group, which has been determined to be 12 years. The portion of the unrecognized net (loss) gain that exceeds 10% of the greater of projected benefit obligation or plan assets will also be recognized over 12 years.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

In 1995, consistent with the deferral of the unrecognized net (loss) gain, TELMEX included in income of such year an amount of P. 798,601 as monetary gain on the unfunded liability and deferred P. 4,204,574, which represented the difference between the amount credited to income and the full monetary gain on the unfunded liability. For 1996, the Company did not defer the monetary gain for such year, as the rates used in the actuarial study were similar to actual inflation for 1996, and amortized P. 220,134 of the monetary gain deferred in 1995. The monetary gain deferred in 1995 is being amortized in 12 years. In 2006, 2005 and 2004, the Company amortized P. 362,225 each year, on the monetary gain deferred in 1995. At December 31, 2006, the balance pending of amortization was P. 362,220 (P. 724,445 in 2005).

Brazil

Defined contribution plan:

	2006		2005
Unfunded liability (*):
Beginning balance	P.	676,905	P.	794,342
Plus – adjustments for percentage yield on plan assets		25,490		23,101
Less – payments during the year		(172,910)		(175,170)
Effect of translation		47,511		34,632

Ending balance	P.	576,996	P.	676,905

Total expense:
Matching contribution plus risk benefits	P.	100,093	P.	93,477

(*)	The unfunded liability represents Embratel’s obligation for those participants that migrated from the defined-benefit plan to the defined-contribution plan. Any unpaid balance is adjusted monthly based on the return on the portfolio assets at that time, subject to a minimum increase based on the Brazilian general price index plus 6% per annum.

Plan assets:

The plan assets to cover pension and other post-retirement benefits totaled P. 6,700,165 and P. 5,871,117 at December 31, 2006 and 2005, respectively. The Telos fund managers seek to match the plan assets with benefit obligations over the long-term. Brazilian pension funds are subject to certain restrictions relating to their ability to invest in foreign assets and consequently, the funds primarily invest in Brazilian securities. Under its current investment strategy, pension assets of Telos are allocated with a goal to achieve the following distribution:

•	10% in nominal bonds to guarantee the short-term liabilities

•	75% in inflation-indexed bonds to guarantee the long-term liabilities

•	10% in stocks to hedge an unexpected decrease in the long-term real interest rate

•	5% in real estate as a strategy of diversification

•	seek the duration and convexity matching between its assets and liabilities

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

The actual allocations for the pension assets as of December 31, 2006 and 2005 are as follows:

	2006
	Defined benefit plan	Defined contribution plan	Medical plan	Total
Fixed income	82%	90%	98%	86%
Stocks	13%	7%	0%	10%
Real state	4%	0%	0%	2%
Beneficiary loans	1%	3%	2%	2%

Total	100%	100%	100%	100%

	2005
	Defined benefit plan	Defined contribution plan	Medical plan	Total
Fixed income	81%	91%	98%	86%
Stocks	13%	7%	0%	10%
Real state	4%	0%	0%	2%
Beneficiary loans	2%	2%	2%	2%

Total	100%	100%	100%	100%

Telos has determined the overall expected long-term rate of return on assets of 6.0% based on historical returns and the extent to which adjustments were made to those historical returns, and how those adjustments were determined.

Estimate future benefit payments:

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Years	Defined benefit plan		Medical plan		Total per year
2007	P.	488,485	P.	77,421	P.	565,906
2008		508,344		85,947		594,291
2009		529,017		95,383		624,400
2010		549,283		105,658		654,941
2011		570,464		116,854		687,318
2012 to 2016		3,163,430		788,174		3,951,604

Total	P.	5,809,023	P.	1,269,437	P.	7,078,460

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

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

Effects of inflation accounting on U.S. GAAP adjustments:

To determine the net effect on the consolidated financial statements of recognizing the adjustments described above, it is necessary to recognize the effects of applying the Mexican FRS inflation accounting provisions (described in Note 1) to such adjustments. These effects are taken into consideration in the preparation of U.S. GAAP reconciliations of net income, operating income and equity.

However, we have reversed the restatement of prior periods into constant pesos at December 31, 2006, using the weighted average inflation factor of 1.0648 (Note 1 II c), and restated such prior periods into constant pesos at December 31, 2006 using the Mexican-only inflation factor of 1.0405, in order to comply with requirements of Regulation S-X.

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

The fair value of total debt, excluding capital leases, is estimated using discounted cash flow analyses based on current borrowing rates offered to the Company for debt of the same remaining maturities and the market value for the senior notes at December 31, 2006 and 2005. As of December 31, 2006, the carrying value of total debt is P. 100,466,504 (P. 94,029,029 at December 31, 2005) and the fair value is P. 100,100,053 (P. 93,747,358 at December 31, 2005).

Business combinations and goodwill and other intangible assets:

Step acquisitions:

Under Mexican FRS, business acquisitions are recorded using the purchase method. The purchase method requires the determination of the fair value of net assets acquired and the allocation of the acquisition cost to the estimated fair value of the net assets acquired. Minority interest is measured based on its proportionate share of the fair value of the net assets of the acquired entity.

Under U.S. GAAP the purchase method requires that the fair value of net assets acquired be recorded only with respect to the percentage acquired in each step acquisition. Minority interest is recorded based on the carrying value of the entity acquired; hence, minority interest is not adjusted to reflect the adjustments to fair value of its shares of net assets.

The difference in the application of the purchase method under Mexican FRS and U.S. GAAP creates reconciling adjustments principally on:

a) The measurement of fixed assets and intangible assets with definite lives and their corresponding effect on depreciation and amortization in income, as under Mexican FRS these assets are recognized at 100% of estimated fair values as of the date control is obtained. Under U.S. GAAP, the estimated fair value of such assets is measured by the percentage acquired in each step acquisition using the estimated fair value at each acquisition date.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

b) Minority interest under Mexican FRS is recorded at its estimated fair value at the date of acquisition, whereas under U.S. GAAP it is based on the historical carrying values of the acquired entity. This difference in the measurement of minority interest does not affect net stockholders’ equity or net income under U.S. GAAP. However, for the Company it does affect the values assigned to fixed assets and intangible assets with definite lives and minority interest on the balance sheet and the related depreciation and amortization, operating income and minority interest on the income statement.

Acquisitions of minority interest:

Under Mexican FRS, Bulletin B-7 requires that acquisitions of minority interest be considered as transactions between entities under common control and thus are treated as equity transactions. Any difference between the acquisition cost and the carrying value of the net assets acquired is recognized in equity, whereas under U.S. GAAP, the acquisition of minority interest is treated as a step acquisition, and any difference between the acquisition cost paid and the fair value of the net assets acquired is treated as goodwill.

As of December 31, 2006 and 2005, the reconciliation of stockholders’ equity includes a P. (5,321,446) and P. (5,087,578) adjustments related to acquisition of minority interest, respectively.

Exchange of long-lived assets between entities under common control:

Bulletin B-7, requires that an exchange of assets between entities under common control be recognized based on the carrying value of the assets acquired and any difference with the carrying value of the assets transferred be treated as a capital transaction. For U.S. GAAP the exchange of assets between entities under common control are accounted for at the lower of fair value or the carrying amount of the assets transferred.

These differences resulted in net increases (decreases) in operating income and minority interest as reported in the statements of income under Mexican FRS of P. 739,604, P. 116,516 and P. (12,061) and P. (980,951), P. (781,311) and P. (393,175) for 2006, 2005 and 2004, respectively, and increases in minority interest of P. 387,275 and P. 1,646,658 in the balance sheet as of December 31, 2006 and 2005, respectively.

Equity method in net income of affiliate:

For Mexican FRS purposes, the equity method in the net income of Net Serviços de Comunicação S.A. was on net income after its conversion to Mexican FRS (see Note 1a)), while for U.S. GAAP purposes, the equity method in the net income of this affiliate is determined based on net income under U.S. GAAP. The differences in 2006 and 2005 of P. 37,427 and P.260,574, respectively, shown in the net income reconciliation, represent the equity method in the differences applicable in Net, between Mexican FRS and U.S. GAAP, which consist principally of valuation of plant, property and equipment, previously described.

Under Mexican FRS, goodwill generated in an acquisition of an affiliate is presented separately on the balance sheet, whereas under U.S. GAAP goodwill is included in investments in affiliates.

Reporting comprehensive income:

Cumulative effects of the deficit from restatement of stockholders’ equity, deferred taxes on the difference between indexed cost and specific indexation factor valuation, effect of adoption of SFAS 158, gain on dilution of investment in affiliate, effect of translation of foreign entities and effect of market value of swaps, as adjusted for U.S. GAAP purposes, included in Other accumulated comprehensive income at December 31, 2006, (decreased) increased stockholders’ equity by P. (39,764,170), P. (4,701,723), P. (6,001,775), P. 827,177, P. 4,967,294 and P. (288,745), respectively.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

Cumulative effects of the deficit from restatement of stockholders’ equity, deferred taxes on the difference between indexed cost and specific indexation factor valuation, effect of translation of foreign entities and effect of market value swaps, as adjusted for U.S. GAAP purposes, included in Other accumulated comprehensive income at December 31, 2005, (decreased) increased stockholders’ equity by P. (41,173,317), P. (3,418,905), P. 1,216,981 and P. (171,982), respectively.

Minority interest:

In conformity with Mexican FRS, minority interest is not added back in the company’s income statement, also it is included as a component of stockholders’ equity and is presented immediately after the caption total majority stockholders’ equity and minority interest in net income is not eliminated from net income. For U.S. GAAP purposes, minority interest is excluded from the Company’s net income and from stockholders’ equity and included as a separate caption in the balance sheet.

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

As described in Note 1m), the Company entered into certain derivative financial instruments to protect itself against risks from fluctuations in interest and exchange rates that have been designated and qualified as cash flow hedges (interest-rate swaps).

On January 1, 2005, the Company adopted the provisions of Bulletin C-10 “Accounting for derivative instruments and hedging activities”, which requires that all derivative instruments be recorded in the balance sheet as either an asset or liability measured at fair value. Bulletin C-10 also requires that changes in the derivative’s fair value be recognized in current earnings or stockholders’ equity depending on the intended use of the derivative and the resulting designation. Based on the adoption of Bulletin C-10, there are no differences in accounting for derivative instruments between U.S. GAAP and Mexican FRS and therefore no U.S. GAAP adjustment was recorded related to the accounting for derivatives as of December 31, 2006. The adjustment recognized in 2005 was made to reverse the cumulative effects recognized under Mexican FRS.

Stock options:

Under Mexican FRS, TELMEX recorded no compensation expense with respect to these stock options. Under U.S. GAAP the Company recognized a compensation expense using the intrinsic value-based method of accounting prescribed by APB Opinion No. 25, “Accounting for stock issued to employees,” as allowed by Statement of Financial Accounting Standards No. 123 (“SFAS 123”), “Accounting for stock based compensation”. Under the intrinsic value method compensation expense is recognized as the differences between the quoted market price at the date of grant and the exercise price paid by the employee. If no payment is required the expense is based on the quoted market price of the Company’s shares on the date of grant.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

Information related to options is summarized below:

Number of stock options (in millions)
Outstanding at January 1, 2004	35.4
Granted	18.0
Exercised	(52.2)

Outstanding at December 31, 2004	1.2
Cancelled	(1.2)

Outstanding at December 31, 2005	0.0

Had compensation cost for stock option plans been recognized using the fair value-based method of accounting at the date of grant for awards in 2004 as defined by SFAS 123, the Company’s U.S. GAAP net income and net income per share would have been as follows:

	Year ended December 31,
	2005		2004
Net income	P.	28,144,040	P.	30,356,449
Stock-based compensation cost included in net income		(5,313)		48,040
Stock-based compensation cost that would have been included in net income if the fair value based method had been applied to all awards				(62,432)

Pro forma net income as if the fair value based method had been applied to all awards	P.	28,138,727	P.	30,342,057

Earnings per share (in pesos):
Basic:
As reported	P.	1.23	P.	1.27

Pro forma	P.	1.23	P.	1.27

Diluted:
As reported	P.	1.23	P.	1.27

Pro forma	P.	1.23	P.	1.26

For purposes of these pro forma disclosures, the estimated fair value of the options granted was amortized to expense over the options’ vesting period. The fair value for these options was estimated at the date of grant, using a Black-Scholes option pricing model with the following assumptions used for grants in 2004: risk-free interest rate of 9.68%; dividend yield of 3.84%; expected volatility factor of 18.5%; and expected option life of 1.0 years, respectively. The fair value of the options at the date of grant in 2004 was P. 6.90.

Statement of exchanges of non-monetary assets:

On December 12, 2004, the FASB issued SFAS No. 153 “Statement of exchanges of non-monetary assets”, an amendment of APB Opinion No. 29. This Statement is the result of a broader effort by the FASB to improve the comparability of cross-border financial reporting by working with the International Accounting Standards Board (IASB) toward development of a single set of high-quality accounting standards. This Statement amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. It became effective for financial statements for fiscal periods beginning after June 15, 2005. The Company adopted SFAS 153 effective January 1, 2006, its adoption did not have any impact on its financial position, results of operations or cash flows.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

SFAS 158 “Employers’ accounting for defined benefit pension and other postretirement plans, an amendment of FASB Statements no. 87, 88, 106 and 132(R)”:

SFAS 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements no. 87, 88, 106 and 132(R)” requires (1) recognition on the balance sheet of an asset for a defined benefit plan’s overfunded status or a liability for a plan’s underfunded status, (2) measurement of a defined benefit plan’s assets and its obligations that determine its funded status as of the end of the employer’s fiscal year, and (3) recognition of the changes in the funded status of a defined benefit postretirement plan as a component of other comprehensive income in the year the changes occur.

The requirement to recognize the funded status of a defined benefit plan and the disclosure requirements are effective for fiscal years ending after December 15, 2006.

The impact of adoption of SFAS 158 resulted in the following:

Mexico

	Prior to adopting SFAS 158		Effect of adopting SFAS 158		As reported at December 31, 2006
Net projected asset	P.	18,052,899	P.	(10,195,549)	P.	7,857,350
Deferred income tax liability		(4,549,331)		2,569,279		(1,980,052)
Deferred employee profit sharing liability		(1,805,290)		1,019,555		(785,735)
Other		(11,698,278)				(11,698,278)
Stockholders’ equity, net of deferred taxes				6,606,715		6,606,715

The components of the plan funded status that are reflected in the consolidated statement of financial position as of December 31, 2006 are as follows:

	2006
Fair value of plan assets	P.	138,648,542
Projected benefit obligation		130,791,192

Over funded status	P.	7,857,350

Amounts recognized in other accumulated comprehensive income consist of the following:

	2006
Unrecognized actuarial loss	P.	8,830,792
Unrecognized net transition obligation at the date of initial application		1,138,154
Unrecognized prior service cost and changes in the plan		226,603

Total	P.	10,195,549

Under Mexican FRS labor obligations are accounted for under rules similar to SFAS 87, 88 and 112, (other than assumption use during its first application) prior to its amendment by SFAS 158, thereby constituting a difference with U.S. GAAP.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

Brazil

Defined-benefit pension plan (DBP):

	Prior to adopting SFAS 158		Effect of adopting SFAS 158		As reported at December 31, 2006
Accrued pension cost	P.	(133,146)	P.	865,045	P.	731,899
Minority interest				(26,297)		(26,297)
Stockholders’ equity		133,146		(838,748)		(705,602)

Medical assistance plan (MAP):

	Prior to adopting SFAS 158		Effect of adopting SFAS 158		As reported at December 31, 2006
Accrued pension cost	P.	(1,327,462)	P.	(365,359)	P.	(1,692,821)
Deferred income tax asset		242,723		124,220		366,943
Minority interest				7,331		7,331
Stockholders’ equity; net of deferred taxes		1,084,739		233,808		1,318,547

The components of the plan funded status that are reflected in the consolidated statement of financial position as of December 31, 2006 are as follows:

	2006
	DBP		MAP
Projected benefit obligation	P.	5,738,948	P.	1,922,139
Fair value of plan assets		6,470,847		229,318

Over (under) funded status	P.	731,899	P.	(1,692,821)

Amounts recognized in other accumulated comprehensive income consist of the following:

	2006
	DBP		MAP
Unrecognized actuarial (gain) loss	P.	(842,872)	P.	354,252
Unrecognized net transition obligation at the date of initial application		4,124

Total	P.	(838,748)	P.	354,252

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

Accounting changes and error corrections:

In May 2005, The FASB issued SFAS No. 154 “Accounting Changes and Error Corrections”, this Statement replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed.

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

This Statement was effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Early adoption was permitted for accounting changes and corrections of errors made in fiscal years beginning after the date this Statement is issued. The adoption of SFAS 154 did not have impact on the Company’s financial position, results of operations or cash flows.

Accounting for certain hybrid financial instruments:

On February 2006, SFAS 155 “Accounting for Certain Hybrid Financial Instruments”—an amendment of FASB Statements No. 133 and 140— was issued. This Statement shall be effective for all financial instruments acquired, issued, or subject to a remeasurement (new basis) event occurring after the beginning of an entity’s first fiscal year that begins after September 15, 2006. This Statement amends FASB Statements No. 133, “Accounting for Derivative Instruments and Hedging Activities”, and No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.” This Statement:

a) Permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation.

b) Clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

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

The Company is currently evaluating the impact of adopting this statement on its consolidated results of operations and financial position.

Accounting for servicing of financial assets:

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

TELMEX has not yet determined the effect of adopting this new accounting pronouncement.

Fair value measurement:

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurement”. SFAS No. 157 defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. The statement does not require any new fair value measures. The statement is effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007. The Company is required to adopt SFAS No. 157 beginning on January 1, 2008. SFAS No. 157 is required to be applied prospectively, except for certain financial instruments. Any transition adjustment will be recognized as an adjustment to opening retained earnings in the year of adoption. The Company is currently evaluating the impact of adopting this standard on its consolidated results of operations and financial position.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

The fair value option for financial assets and financial liabilities:

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of FASB Statement No. 115”, which provides a fair value option to measure many financial instruments and certain other assets and liabilities at fair value on an instrument-by-instrument basis. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS No. 157. The Company is currently evaluating the effect of adopting this new standard.

Accounting for uncertainty in income taxes:

In July 2006, the FASB issued FASB Interpretation (“FIN”) No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement 109”. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a threshold of more-likely-than-not for recognition of tax benefits of uncertain tax positions taken or expected to be taken in a tax return. FIN 48 also provides related guidance on measurement, derecognition, classification, interest and penalties, and disclosure.

The provisions of FIN 48 will be effective for the Company on January 1, 2007, with any cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company is in the process of assessing the impact of adopting FIN 48 on its results of operations and financial position. The Company has not determined the effect, if any, that this new pronouncement will have on its financial statements.

EITF 06-3

In June 2006, the EITF ratified the consensus on EITF Issue No. 06-3 (EITF 06-03), “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement” (That is, Gross versus Net Presentation). EITF 06-03 concluded that the presentation of taxes assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer, such as sales, use, value-added and certain excise taxes is an accounting policy decision that should be disclosed in a company’s financial statements. In addition, companies that record such taxes on a gross basis should disclose the amounts of those taxes in interim and annual financial statements for each period for which an income statement is presented if those amounts are significant. EITF 06-03 is effective for interim and annual reporting periods beginning after December 15, 2006. The Company does not anticipate that the adoption of EITF 06-03 will have an impact on its financial condition or results of operations.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

Summary:

Net income, operating income and total stockholders’ equity, adjusted to take into account the material differences between Mexican FRS and U.S. GAAP, are as follows:

	Year ended December 31,
	2006		2005		2004
Net income as reported under Mexican FRS	P.	29,061,832	P.	30,904,118	P.	30,625,950
Inflation adjustment (*)				(705,268)		(698,920)

Net income as reported under Mexican FRS after inflation adjustment		29,061,832		30,198,850		29,927,030
U.S. GAAP adjustments:
Capitalized interest or net financing cost		112,967		108,591		58,411
Depreciation of capitalized interest		(467,134)		(593,710)		(602,171)
Deferred income tax under U.S. GAAP included in this reconciliation		(452,425)		141,685		1,976,490
Deferred employee profit sharing under U.S. GAAP included in this reconciliation		(28,174)		(19,783)		(68,243)
Deferred employee profit sharing		363,279		213,653		(443,562)
Pension and seniority premium plan cost		609,002		928,094		828,364
Difference between the restatement of depreciation expense based on specific indexation factors and on the basis of the NCPI		(3,357,822)		(3,129,194)		(2,416,463)
Effect of derivative instruments				(182,869)		440,174
Stock option plan				5,313		(48,040)
Equity interest in net income of affiliate		37,427		260,574
Effect of step up acquisitions of majority interest		1,314,425		207,156
Effect of step up acquisitions of minority interest		(612,248)		(351,214)		(12,061)
Minority interest on U.S. GAAP adjustments		980,951		781,311		393,175
Minority interest		(527,867)		(877,696)		(364,097)
Effects of inflation accounting on U.S. GAAP adjustments		569,576		453,279		687,442

Total U.S. GAAP adjustments		(1,458,043)		(2,054,810)		429,419

Net income under U.S. GAAP	P.	27,603,789	P.	28,144,040	P.	30,356,449

Weighted average common shares outstanding (in millions):
Basic		20,948		22,893		23,906
Diluted		20,948		22,893		24,404
Net income per share under U.S. GAAP (in pesos)
Basic	P.	1.32	P.	1.23	P.	1.27
Diluted	P.	1.32	P.	1.23	P.	1.27

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

	December 31
	2006		2005
Total stockholders’ equity under Mexican FRS	P.	105,955,930	P.	118,562,993
Inflation adjustment (*)				(2,705,749)

Total stockholders’ equity under Mexican FRS after inflation adjustment		105,955,930		115,857,244
U.S. GAAP adjustments, net of effects of inflation on monetary items:
Capitalized interest or net financing cost		12,596,980		12,469,618
Accumulated depreciation of capitalized interest or net financing cost		(10,683,077)		(10,215,586)
Deferred income tax on U.S.GAAP adjustments included in this reconciliation		3,967,238		1,882,996
Deferred employee profit sharing on US GAAP adjustments included in this reconciliation		945,121		(48,808)
Deferred employee profit sharing		(6,589,997)		(7,226,205)
Deferred taxes on the difference between the indexed cost and specific indexation factor valuation of fixed assets and inventories		(3,773,915)		(3,163,678)
Pension and seniority premium plan cost		(1,217,588)		(2,188,815)
Difference between the restatement of fixed assets and inventories based on specific indexation factors and on the basis of the NCPI		10,977,198		9,622,301
Effect of adoption of SFAS 158		(9,695,863)
Equity investment in affiliated company		(50,893)		260,574
Effect of step up acquisitions of majority interest		(3,674,833)		(3,551,735)
Effect of step up acquisitions of minority interest		(612,284)		(366,414)
Exchange of long-lived assets between entities under common control		(1,313,487)		(1,313,487)
Acquisitions of minority interest		136,483		123,035
Minority interest on U.S. GAAP adjustments		(387,275)		(1,646,658)
Minority interest		(2,743,625)		(10,338,871)

Total U.S. GAAP adjustments net		(12,119,817)		(15,701,733)

Total stockholders’ equity under U.S. GAAP	P.	93,836,113	P.	100,155,511

(*)	Adjustment that reverses the restatement of prior periods into constant pesos as of December 31, 2006, using the TELMEX weighted average inflation factor of 1.0648 (see Note 1 II c), and restates such prior periods into constant pesos as of December 31, 2005 using the Mexican only inflation factor of 1.0405, in order to comply with current requirements of Regulation S-X.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

Condensed financial information under U.S. GAAP

The following table presents consolidated condensed income statements for the years ended December 31, 2006, 2005 and 2004, prepared under U.S. GAAP, and including the differences and reclassifications as compared to Mexican FRS described in this note:

	2006		2005		2004
Operating revenues	P.	175,006,123	P.	169,545,132	P.	150,536,847
Operating costs and expenses		132,396,003		124,600,100		109, 807,403

Operating income		42,610,120		44,945,032		40,729,444
Comprehensive financing (cost) income		(2,443,395)		(5,145,491)		1,035,936

Income before income taxes		40,166,725		39,799,541		41,765,380
Income taxes		13,511,323		11,887,170		11,314,522
Equity interest in net income (loss) of affiliates		495,303		328,054		(123,487)

Income before minority interest		27,150,705		28,240,425		30,327,371
Minority interest		453,084		(96,385)		29,078

Net income	P.	27,603,789	P.	28,144,040	P.	30,356,449

The following table presents consolidated condensed balance sheets at December 31, 2006 and 2005, prepared under U.S. GAAP, and including the differences and reclassifications as compared to Mexican FRS described in this note:

	2006		2005
Assets
Current assets	P.	65,694,678	P.	62,017,359
Plant, property and equipment, net		169,202,648		164,788,192
Net projected asset		7,857,350		21,759,867
Deferred taxes		115,214		1,233,316
Other non-current assets		18,464,143		16,789,005

Total assets	P.	261,334,033	P.	266,587,739

Liabilities and stockholders’ equity
Short-term debt and current portion of long-term debt	P.	12,551,272	P.	15,186,298
Other current liabilities		39,078,406		31,781,925

Total current liabilities		51,629,678		46,968,223

Long-term debt		88,409,389		79,456,224
Labor obligations		1,507,921		1,911,895
Deferred taxes		19,969,727		24,227,491
Other non-current liabilities		362,220		362,220
Minority interest		5,618,985		13,506,175

Total liabilities		167,497,920		166,432,228

Stockholders’ equity:
Capital stock		26,996,274		28,651,154
Other		66,839,839		71,504,357

		93,836,113		100,155,511

Total liabilities and stockholders’ equity	P.	261,334,033	P.	266,587,739

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated statements of changes in stockholders’ equity under U.S. GAAP for the years ended December 31, 2004, 2005 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

					Retained earnings
	Capital stock		Premium on sale of shares		Legal reserve		Unappropriated		Total		Other accumulated comprehensive income		Comprehensive income		Total
Balances at January 1, 2004	P.	31,316,929	P.	15,011,865	P.	15,563,309	P.	66,840,492	P.	82,403,801	P.	(45,743,341)			P.	82,989,254
Appropriation of earnings approved at stockholders’ meeting held in April, 2004:
Cash dividends paid at P.0.374 per share.(P.0.333 historical)								(8,756,275)		(8,756,275)						(8,756,275)
Repurchase of Company’s own shares in cash		(1,300,471)						(13,637,196)		(13,637,196)						(14,937,667)
Debt converted into common shares		10,809		7,255,549												7,266,358
Stock options exercised (Note 17)		78,850		148,660				519,083		519,083						746,593
Excess of purchase price over book value of acquired shares of companies under common control								(604,373)		(604,373)						(604,373)
Comprehensive income:
Net income for the year								30,356,449		30,356,449			P.	30,356,449		30,356,449
Other comprehensive income:
Deferred taxes allocated to equity, net of effect of inflation												428,585		428,585		428,585
Effect of instruments available for sale												(1,187,906)		(1,187,906)		(1,187,906)
Effect of translation of foreign entities, net												1,009,135		1,009,135		1,009,135

Comprehensive income													P.	30,606,263

Balances at December 31, 2004		30,106,117		22,416,074		15,563,309		74,718,180		90,281,489		(45,493,527)				97,310,153
Appropriation of earnings approved at stockholders’ meeting held in April, 2005:
Cash dividends paid at P. 0.391 per share (P. 0.370 historical)								(8,902,638)		(8,902,638)						(8,902,638)
Repurchase of Company’s own shares in cash		(1,454,963)						(16,786,140)		(16,786,140)						(18,241,103)
Other								(101,245)		(101,245)						(101,245)
Comprehensive income:
Net income for the year								28,144,040		28,144,040			P.	28,144,040		28,144,040
Other comprehensive income:
Deferred taxes allocated to equity, net of effect of inflation												540,535		540,535		540,535
Effect of available-for-sale securities:
Gain for the year												1,709,564		1,709,564		1,709,564
Gain on sale recognized in income												(521,659)		(521,659)		(521,659)
Changes in fair value of swaps, net of deferred taxes												(171,982)		(171,982)		(171,982)
Effect of translation of foreign entities, net												389,846		389,846		389,846

Comprehensive income													P.	30,090,344

Balances at December 31, 2005		28,651,154		22,416,074		15,563,309		77,072,197		92,635,506		(43,547,223)				100,155,511
Appropriation of earnings approved at stockholders’ meetings held in April, 2006:
Cash dividends paid at P.0.411 per share.(P.0.403 historical)								(8,525,608)		(8,525,608)						(8,525,608)
Cash dividend paid to minority stockholders in subsidiary								(193,552)		(193,552)						(193,552)
Repurchase of Company’s own shares in cash		(1,654,880)						(22,134,428)		(22,134,428)						(23,789,308)
Gain on dilution of investment in affiliate												779,259				779,259
Comprehensive income:
Net income for the year								27,603,789		27,603,789			P.	27,603,789		27,603,789
Other comprehensive income:
Deferred taxes allocated to equity, net of effect of inflation												126,329		126,329		126,329
Effect of market value of swaps, net of deferred taxes												(116,763)		(116,763)		(116,763)
Effect of translation of foreign entities, net												3,798,231		3,798,231		3,798,231

Comprehensive Income													P.	31,411,586

Effect of adoption of SFAS 158, net of deferred taxes												(6,001,775)				(6,001,775)

Balances at December 31, 2006	P.	26,996,274	P.	22,416,074	P.	15,563,309	P.	73,822,398	P.	89,385,707	P.	(44,961,942)			P.	93,836,113

The accompanying notes are an integral part of these financial statements.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 13, 2007

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

By:	/s/ Adolfo Cerezo Pérez
Name:	Adolfo Cerezo Pérez
Title:	Chief Financial Officer

Exhibit Index

Exhibit Number	Description of Exhibit
1.1	Amended and restated bylaws (estatutos sociales) of Teléfonos de México, S.A.B. de C.V., dated as of December 6, 2006 (English translation).

2.1	Form of Amended and Restated L Share Deposit Agreement (incorporated by reference to the post-effective amendment to our registration statement on Form F-6 (File No. 333-125023) filed on September 28, 2006).

2.2	Form of Amended and Restated A Share Deposit Agreement (incorporated by reference to the post-effective amendment to our registration statement on Form F-6 (File No. 333-12936) filed on September 28, 2006).

2.3	Loan Agreement, dated as of August 11, 2006, among Teléfonos de México, S.A.B. de C.V., the lenders party thereto, Citibank, N.A., as administrative agent, ABN AMRO Bank N.V., BBVA Securities Inc., Citigroup Global Markets Inc., HSBC Securities (USA) Inc. and Calyon New York Branch, as joint bookrunners, ABN AMRO Bank N.V., as syndication agent, and Banco Bilbao Vizcaya Argentaria, S.A. and HSBC Securities (USA) Inc., as co-documentation agents.

3.1	Agreement dated December 20, 2000 between Carso Global Telecom, S.A.B. de C.V. and SBC International, Inc. (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2000 (File No. 1-10749) filed on May 4, 2001).

4.3	Management Services Agreement dated January 2, 2007 between Teléfonos de México, S.A.B. de C.V. and Carso Global Telecom, S.A.B. de C.V. (English translation).

4.4	Management Services Agreement, dated January 2, 2001, between Teléfonos de México, S.A. de C.V. and AT&T Mexico, Inc. (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2003 (File No. 1-10749) filed on June 28, 2004).

4.5	Amendment, dated February 7, 2007, to Management Services Agreement, dated January 2, 2001, between Teléfonos de México, S.A.B. de C.V. and AT&T Mexico, Inc.

7.1	Calculation of ratios of earnings to fixed charges.

8.1	List of subsidiaries of Teléfonos de México, S.A.B. de C.V.

12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Mancera, S.C., to the incorporation by reference into the effective registration statement on Form F-3 of Teléfonos de México, S.A.B. de C.V. (File No. 333-111040) of its report with respect to the consolidated financial statements of Teléfonos de México, S.A.B. de C.V., which appears in this Annual Report on Form 20-F.