Form 20-F
period 2007-12-31
TELEFONOS DE MEXICO S A B DE C V
filed 2008-06-27
CIK 866213

As filed with the Securities and Exchange Commission on June 27, 2008.

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

Commission File Number: 001-32741

Teléfonos de México, S.A.B. de C.V.

(Exact name of registrant as specified in its charter)

Telephones of Mexico

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Parque Vía 190, Colonia Cuauhtémoc, 06599 Mexico, D.F., Mexico

(Address of principal executive offices)

Anna Domínguez González

Teléfonos de México, S.A.B. de C.V.

Parque Vía 190

Colonia Cuauhtémoc

06599 Mexico, D.F. Mexico

Tel: (52) 55 52 22 17 74

Fax: (52) 55 55 45 55 50

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing 20 Series L Shares, without par value (“L Share ADSs”)	New York Stock Exchange

Series L Shares, without par value (“L Shares”)	New York Stock Exchange (for listing purposes only)

American Depositary Shares, each representing 20 Series A Shares, without par value (“A Share ADSs”)	The NASDAQ Capital Market

Series A Shares, without par value (“A Share ADSs”)	The NASDAQ Capital Market (for listing purposes only)

8.75% Senior Notes due 2016	New York Stock Exchange

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

None.

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d) OF THE ACT:

None

The number of outstanding shares of each class of capital or common stock as of December 31, 2007 was:

8,115 million	AA Shares
430 million	A Shares
10,815 million	L Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒  Yes    ☐  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐  Yes    ☒  No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated filer  ☒    Accelerated filer  ☐    Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☐    IFRS  ☐    Other  ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐  Item 17    ☒   Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐  Yes    ☒  No

i

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

SELECTED FINANCIAL DATA

The selected consolidated financial data set forth below have been derived from our audited consolidated financial statements for each of the five years in the period ended December 31, 2007, which have been reported on by Mancera, S.C., a Member Practice of Ernst & Young Global, an independent registered public accounting firm. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and notes thereto included elsewhere in this Annual Report.

Our consolidated financial statements have been prepared in accordance with Mexican Financial Reporting Standards, or Mexican FRS, which differ in certain respects from generally accepted accounting principles in the United States, or U.S. GAAP. Note 18 to our audited consolidated financial statements provides a description of the principal differences between Mexican FRS and U.S. GAAP, as they relate to us; a reconciliation to U.S. GAAP of net income and total stockholders’ equity; and condensed financial statements under U.S. GAAP.

Mexican FRS require that our financial statements for periods ending prior to January 1, 2008, recognize the effects of inflation on financial information. Inflation accounting under Mexican FRS has extensive effects on the presentation of our financial statements. See Item 5. Operating and Financial Review and Prospects—Effect of Inflation Accounting.

The figures below have been adjusted to give effect for all periods to the two-for-one stock split that occurred in May 2005.

	Year ended December 31,
	2007		2006		2005		2004		2003
	(in millions of constant pesos as of December 31, 2007, except per share data)
Income Statement Data:
Mexican FRS:(1)
Operating revenues	P.	130,768	P.	129,755	P.	131,449	P.	135,302	P.	135,735
Operating costs and expenses		86,884		83,491		85,210		89,897		92,152
Operating income		43,884		46,264		46,239		45,405		43,583
Income from continuing operations, net of income tax		28,889		27,701		27,263		29,103		24,112
Income from discontinued operations, net of income tax		7,166		2,615		4,926		2,093		2,222
Net income		36,055		30,316		32,189		31,196		26,334
Majority net income per share—Basic(2)		1.80		1.41		1.35		1.28		1.06
Majority net income per share from continuing operations—Basic(2)		1.46		1.32		1.19		1.22		0.97
Majority net income per share from discontinued operations—Basic(2)		0.34		0.09		0.16		0.06		0.09
Majority net income per share—Diluted(2)		1.80		1.41		1.35		1.27		1.03
Majority net income per share from continuing operations—Diluted(2)		1.46		1.32		1.19		1.21		0.94
Majority net income per share from discontinued operations—Diluted(2)		0.34		0.09		0.16		0.06		0.09
Dividends paid per share(2)(3)		0.440		0.403		0.370		0.333		0.303
Weighted average number of shares outstanding (millions)
Basic		19,766		20,948		22,893		23,906		24,908
Diluted		19,766		20,948		22,893		24,404		26,202
U.S. GAAP: (4)
Operating revenues	P.	196,496	P.	181,586	P.	175,920	P.	156,197	P.	139,223
Operating costs and expenses		144,944		137,374		129,285		113,936		97,931
Operating income		51,552		44,212		46,635		42,261		41,292
Net income		35,375		28,638		29,221		31,497		25,473
Net income per share—Basic(2)		1.79		1.37		1.28		1.32		1.02
Net income per share—Diluted(2)		1.79		1.37		1.28		1.31		1.00
Dividends paid per share(2)(3)		0.440		0.403		0.370		0.333		0.303

(see footnotes on following page)

	December 31,
	2007		2006		2005		2004		2003
	(in millions of constant pesos as of December 31, 2007, except number of shares and ratios of earnings to fixed charges)
Balance Sheet Data:
Mexican FRS:(1)
Plant, property and equipment, net	P.	120,649	P.	124,613	P.	130,088	P.	137,677	P.	141,942
Total assets from continuing operations		172,429		188,182		200,793		214,792		214,719
Total assets from discontinued operations		—		107,366		93,980		93,259		4,845
Total assets		172,429		295,548		294,773		308,051		219,564
Short-term debt and current portion of long-term debt		12,282		9,041		14,501		5,275		23,777
Long-term debt		79,180		81,376		75,696		79,393		56,816
Total stockholders’ equity		42,159		121,321		135,879		132,785		93,469
Capital stock		9,403		28,011		29,728		31,238		32,494
Number of outstanding shares (millions)
Series AA		8,115		8,115		8,115		8,127		8,272
Series A		430		446		479		504		530
Series L		10,815		11,642		13,451		15,034		15,416
U.S. GAAP: (4)
Plant, property and equipment, net	P.	183,493	P.	175,565	P.	170,984	P.	177,788	P.	148,741
Total assets		294,502		271,160		276,611		291,765		226,892
Short-term debt and current portion of long-term debt		16,987		13,023		15,757		14,719		23,778
Long-term debt		90,035		91,733		82,444		85,729		56,815
Total stockholders’ equity		117,504		97,335		103,921		100,969		86,114
Capital stock		27,231		28,011		29,728		31,238		32,494

Other Data:
Mexican FRS:(1)
Ratio of earnings to fixed charges(5)		7.1		6.7		7.0		8.3		6.5
U.S. GAAP:(4)
Ratio of earnings to fixed charges(6)		7.1		6.0		6.0		7.4		6.9

(1)	Under Mexican FRS, the Escisión was deemed effective as of December 26, 2007, and therefore the businesses transferred to Telmex Internacional pursuant to the Escisión have been treated as discontinued operations for all periods. See Item 4. Information on the Company—The Escisión, Item 5. Operating and Financial Review and Prospect—U.S. GAAP Reconciliation and Note 2 to our audited consolidated financial statements.
(2)	We have not presented net income or dividends on a per ADS basis. Each L Share ADS represents 20 L Shares, and each A Share ADS represents 20 A Shares.
(3)	Nominal amounts. For information on dividends paid per share converted into U.S. dollars, see Item 8. Financial Information—Dividends.
(4)	Under U.S. GAAP, the Escisión was deemed effective as of June 10, 2008, the date on which the Telmex Internacional share certificates were delivered to our shareholders, and therefore the businesses transferred to Telmex Internacional pursuant to the Escisión were treated as part of our continuing operations as of December 31, 2007. See Item 4. Information on the Company—The Escisión, Item 5. Operating and Financial Review and Prospect—U.S. GAAP Reconciliation and Note 18 to our audited consolidated financial statements.
(5)	Earnings for this purpose consist of earnings before provision for income tax and equity interest in net income of affiliates, plus fixed charges during the period. Fixed charges for this purpose consist of interest expense during the period. Fixed charges do not take into account gain or loss from monetary position or exchange gain or loss attributable to our indebtedness.
(6)	Earnings for this purpose consist of earnings before provision for income tax and equity interest in net income of affiliates, plus fixed charges and depreciation of capitalized interest and minus interest capitalized during the period. Fixed charges for this purpose consist of interest expense plus interest capitalized during the period. Fixed charges do not take into account gain or loss from monetary position or exchange gain or loss attributable to our indebtedness.

EXCHANGE RATES

The following table sets forth, for the periods indicated, the high, low, average and period-end noon buying rate in New York City for cable transfers in pesos published by the Federal Reserve Bank of New York, expressed in pesos per U.S. dollar. The rates have not been re-expressed in constant currency units.

Period	High		Low		Average(1)		Period End
2003	P.	10.11	P.	11.41	P.	10.79	P.	11.24
2004		10.81		11.64		11.29		11.15
2005		10.41		11.41		10.87		10.63
2006		10.43		11.46		10.90		10.80
2007		10.67		11.27		10.84		10.92

2007:
December		10.80		10.92		10.85		10.92

2008:
January		10.82		10.97		10.91		10.82
February		10.67		10.82		10.77		10.73
March		10.63		10.85		10.73		10.63
April		10.44		10.60		10.51		10.51
May		10.31		10.57		10.44		10.33

(1)	Average of month-end rates, where applicable.

On June 26, 2008, the noon buying rate was P.10.27 to U.S.$1.00.

We pay cash dividends in pesos, and exchange rate fluctuations affect the U.S. dollar amounts received by holders of our American Depositary Shares, or ADSs, on conversion by the depositary of cash dividends on the shares represented by such ADSs. Fluctuations in the exchange rate between the peso and the U.S. dollar affect the U.S. dollar equivalent of the peso price of our shares on the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A. de C.V.) and, as a result, can also affect the market price of the ADSs.

RISK FACTORS

Risks Relating to Our Business Generally

Increasing competition in the telecommunications industry could adversely affect our revenues and profitability

We face significant competition which could result in decreases in current and potential customers, revenues and profitability. Governmental authorities in Mexico continue to grant new licenses and concessions to new market entrants, which results in increased competition. In addition, technological developments are increasing cross-competition in certain markets, such as between fixed-line operators and wireless providers and between cable television providers and telephony providers.

Competition in local service, principally from wireless service providers, has been developing in Mexico since 1999. In December 2007, there were approximately 68.2 million cellular lines in service, compared with approximately 19.7 million fixed lines in service (17.8 million of which are part of our network). As of year-end 2007, licenses for local service have been granted to 25 carriers, including Telmex and our subsidiary Teléfonos de Noroeste, S.A. de C.V., or Telnor, mainly in Mexico City, Guadalajara, Monterrey, Puebla and other large and medium-sized cities. All 25 carriers (including Telmex and Telnor) are local fixed-line concessionaires; three carriers (including Telmex) are also local wireless concessionaires in the 3.4 Ghz frequency band.

We also face competition from cable television providers, which have been authorized by the Communications Ministry (Secretaría de Comunicaciones y Transportes) to provide voice-transmission services to local fixed-line telecommunications operators and data and broadband Internet access services to the Mexican public. As of December 31, 2007, cable television providers have been granted 59 licenses for the provision of local fixed-line voice-transmission service in various cities in Mexico.

In addition, in April 2006, the Mexican Congress amended the Federal Telecommunications Law (Ley Federal de Telecomunicaciones) and the Federal Radio and Television Law (Ley Federal de Radio y Televisión) to allow radio and television broadcasting companies to apply for authorizations to provide telecommunications services. Recent regulations adopted by the Communications Ministry would allow, after certain prerequisites have been met, paid audio and television concessionaires to provide fixed-line local telephone services and local telephone service providers like us to provide paid audio and television services. Prior to the adoption of these regulations, four cable television providers, which currently service the majority of the paid television subscribers in Mexico, obtained the necessary amendments to their concessions and have begun competing with us in the market for fixed-line local telephone services. See —Regulation—Audio and Television Services.

The effects of competition on our business are highly uncertain and will depend on a variety of factors, including economic conditions, regulatory developments, the behavior of our customers and competitors and the effectiveness of measures we take in response to the competition we face. Our ability to compete successfully will depend on customer service, marketing and our ability to anticipate and respond to various competitive factors affecting the telecommunications industry, including new services and technologies, changes in consumer preferences, demographic trends, economic conditions and discount pricing strategies by competitors. If we are unable to respond to competition and compensate for declining prices by adding new customers, increasing usage and offering new services, our revenues and profitability could decline.

Dominant carrier regulations and other regulatory developments could hurt our business by limiting our ability to pursue competitive and profitable strategies

Our business is subject to extensive government regulation, and it can be adversely affected by changes in law, regulation or regulatory policy. The Competition Commission (Comisión Federal de Competencia) previously determined that we were a dominant provider of certain telecommunications services, and Mexican law provides for the regulatory authorities to impose additional regulations on a dominant provider. During the past several years, the Competition Commission and the Mexican Federal Telecommunications Commission (Comisión Federal de Telecomunicaciones, or Cofetel) adopted resolutions and regulations that apply specifically to us as a dominant carrier. We successfully challenged these resolutions and regulations in Mexican federal court, and in February 2007 the Competition Commission revoked its determination that we are a dominant carrier and closed the case. However, we cannot predict whether the Competition Commission or Cofetel will issue similar resolutions or regulations in the future, and if so, whether our judicial challenges will be successful. We believe that if dominant carrier regulations are imposed on our business, they will reduce our flexibility to adopt competitive market policies.

Between November 2007 and February 2008, the Competition Commission commenced several industry-wide investigations to determine whether any operators, including Telmex and certain of its affiliates, possess substantial market power or engage in relative anti-competitive practices in certain segments of the Mexican telecommunications market. These investigations are at the stage of information collection and analysis, and we cannot predict their outcome. Findings adverse to Telmex may lead to the imposition of restrictions or monetary penalties on us.

Our industry is subject to rapid technological changes, which could adversely affect our ability to compete

The telecommunications industry is in a period of rapid technological change. Our future success depends, in part, on our ability to anticipate and adapt in a timely manner to technological changes. We expect that new products and technologies will emerge and that existing products and technologies will further develop. These new products and technologies may reduce the prices we can charge for our services or they may be superior to, and render obsolete, the products and services we offer and the technologies we use. They may consequently reduce the revenues generated by our products and services or require investment in new technology. As a result, our most significant competitors in the future may be new entrants to our markets that would not be burdened by an installed base of older equipment.

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

The Escisión may affect our stock price

On December 21, 2007, our shareholders approved the transfer of our Latin American and yellow pages directory businesses to a new entity, Telmex Internacional S.A.B. de C.V., or Telmex Internacional, by means of a procedure under Mexican corporate law called escisión, or split-up. See

Item 4. Information on the Company—The Escisión. As a result of the Escisión, substantially all of our operations are conducted in Mexico, which could be perceived to limit the diversification of our businesses and its growth potential, and thus could cause the market price of our shares and ADSs to decline.

Developments in the telecommunications sector have resulted, and in the future may result, in substantial write-downs of the carrying value of certain of our assets

We review on an annual basis, or more frequently where the circumstances require, the value of each of our assets to assess whether those carrying values can be supported by the future cash flows expected to be derived from those assets. Whenever we consider that our goodwill, intangible assets or fixed assets may be impaired due to changes in the economic, regulatory, business or political environment, we consider the necessity of performing certain valuation tests, which may result in impairment charges. The recognition of impairments of tangible, intangible and financial assets could result in a non-cash charge on our income statement, which could adversely affect our results of operations.

A system failure could cause delays or interruptions of service, which could cause us to lose customers and revenues

We will need to continue to provide our users with reliable service over our network. Some of the risks to our network and infrastructure include the following:

•	physical damage to our network;

•	natural disasters such as hurricanes, earthquakes, floods and storms, among others; and

•	disruptions beyond our control.

Disruptions may cause interruptions in service or reduced capacity for customers, either of which could cause us to lose revenues or incur additional expenses.

Risks Relating to Our Controlling Shareholder and Capital Structure

We are controlled by one shareholder

A majority of the voting shares of our company (71.3% as of June 11, 2008) is owned by Carso Global Telecom, S.A.B. de C.V., or Carso Global Telecom. Carso Global Telecom has the effective power to designate a majority of the members of our Board of Directors and to determine the outcome of other actions requiring a vote of the shareholders, except in very limited cases that require a vote of the holders of L Shares. Carso Global Telecom is controlled by Carlos Slim Helú and members of his immediate family, who, taken together, own a majority of the common stock of Carso Global Telecom.

The protections afforded to minority shareholders in Mexico are different from those in the United States

Our bylaws provide that any dispute between us and our shareholders will be governed by Mexican law and that legal actions relating to the execution, interpretation or performance of the bylaws may be brought only in Mexican courts. Under Mexican law, the protections afforded to minority shareholders are different from those in the United States. In particular, the case law concerning fiduciary duties of directors is not well developed, there is no procedure for class actions, there are different procedural requirements for bringing shareholder lawsuits and there are different discovery rules. As a result, it may be more difficult in practice for minority shareholders of Telmex to enforce their rights against us or our directors or controlling shareholder than it would be for shareholders of a U.S. company.

We engage in transactions with related parties that may create the potential for conflicts of interest

We engage in transactions with entities that, like us, are controlled, directly or indirectly, by Carlos Slim Helú and members of his immediate family. These entities include (a) Telmex Internacional and certain of its subsidiaries, (b) Grupo Carso, S.A.B. de C.V., or Grupo Carso, and its subsidiaries, (c) Grupo Financiero Inbursa, S.A.B. de C.V., or Grupo Financiero Inbursa, and its subsidiaries, (d) América Móvil, S.A.B. de C.V., or América Móvil, and its subsidiaries, and (e) Carso Global Telecom. Our transactions with Telmex Internacional include Telmex Internacional’s printing and distribution of our directories, Telmex Internacional’s access to our customer database and our billing and collection system in connection with its directories business, and completion of international traffic in each other’s countries of operation. Transactions with Grupo Carso include the purchase of network construction services and materials, and transactions with Grupo Financiero Inbursa include financial services and insurance. The largest component of our transactions with América Móvil in terms of amounts paid is interconnection between our respective networks in Mexico. We pay fees for consulting and management services to Carso Global Telecom and AT&T International (one of our principal shareholders), and have agreements with AT&T International that provide for the completion of calls in our respective countries of operation.

We also make investments jointly with related parties, sell our investments to related parties and buy investments from related parties. We pursued joint investments with América Móvil to acquire equity interests in Compañía Anónima Nacional Teléfonos de Venezuela in 2006 and Olimpia, an Italian company that owns 18% of the total capital of Telecom Italia in 2007. Neither of these transactions was completed.

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

Our bylaws restrict the acquisition of shares in some circumstances

Our bylaws provide that any acquisition of more than 10% of our capital stock by any person or group of persons acting together requires the approval of our Board of Directors. If you wish to acquire more than 10% of our capital stock, you will not be able to do so without the approval of our Board of Directors.

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

It may be difficult to enforce civil liabilities against us or our directors, officers and controlling persons

Telmex is organized under the laws of Mexico, and most of our directors, officers and controlling persons reside outside the United States. In addition, substantially all of our assets and their assets are located in Mexico. As a result, it may be difficult for investors to effect service of process within the United States on such persons or to enforce judgments against them, including in any action based on civil liabilities under the U.S. federal securities laws. There is doubt as to the enforceability against such persons in Mexico, whether in original actions or in actions to enforce judgments of U.S. courts, of liabilities based solely on the U.S. federal securities laws.

Risks Relating to Developments in Mexico

Economic and political developments may adversely affect our business

Substantially all of our business operations and assets are located in Mexico. As a result, our business may be significantly affected by the general condition of the Mexican economy, by devaluation of the peso against the U.S. dollar, by inflation and high interest rates in Mexico and by political developments in Mexico.

Mexico has experienced adverse economic conditions in the past

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

Our financial condition and results of operations are affected by exchange rate variations

We report exchange gains or losses on our U.S. dollar-denominated indebtedness and accounts payable. Changes in the value of the Mexican peso against the U.S. dollar affect our debt and therefore our financial condition and results of operations. We use derivative instruments to manage our exposure to the risk associated with exchange rate variations. At December 31, 2007, our U.S. dollar-denominated indebtedness amounted to P.91,462 million. The peso depreciated against the U.S. dollar by 0.3% in 2007 and by 1.5% in 2006. We had a net foreign exchange loss in both periods (P.643 million in 2007 and P.1,159 million in 2006), including losses on derivatives we had entered into to minimize our exposure to the U.S. dollar.

Major devaluation or depreciation of the peso may also result in disruption of the international foreign exchange markets and may limit our ability to transfer or to convert pesos into U.S. dollars and other currencies for the purpose of making timely payments of interest and principal on our indebtedness. While the Mexican government does not currently restrict, and for many years has not restricted, the right or ability of Mexican or foreign persons or entities to convert pesos into U.S. dollars or to transfer other currencies out of Mexico, the government could institute restrictive exchange rate policies in the future.

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

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports to the SEC on Form 6-K, in our annual report to shareholders, in offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to analysts, investors, representatives of the media and others. Examples of such forward-looking statements include:

•	projections of operating revenues, net income, net income per share, capital expenditures, dividends, capital structure or other financial items or ratios;

•	statements of our acquisition or divestiture plans;

•	statements about the impact of our acquisition of businesses;

•	statements of our plans, objectives or goals relating to competition, regulation and rates;

•	statements about competition in the business sectors in which we operate;

•	statements about our future financial performance or the economic performance of Mexico or other countries;

•	statements about currency exchange rates;

•	statements about the future impact of regulations; and

•	statements of assumptions underlying such statements.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying them.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under —Risk Factors beginning on page 5, include technological improvements, customer demand, competition, economic and political conditions, government policies, inflation rates, exchange rates and regulatory developments. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements.

Forward-looking statements speak only as of the date they are made. We do not undertake to update such statements in light of new information or new developments.

Item 4. Information on the Company

GENERAL

Overview

We own and operate a fixed-line telecommunications system in Mexico, where we are the only nationwide provider of fixed-line telephony services. We also provide other telecommunications and telecommunications-related services such as corporate networks, Internet access services, information network management, telephone and computer equipment sales, and interconnection services to other carriers.

We have developed a multi-service network in which more than 90% of the lines have the capacity to provide simultaneous transmission of voice and data through a broadband connection. Our network capability allowed us to increase the number of customers of Infinitum, our broadband Internet access service, by 60.5% in 2007 to over 2.9 million. At the same time, we are extending our voice and Internet access services to remote areas. Through e-Mexico II and III, we are participating in a government-sponsored program that extends high-speed Internet access to over 4,800 digital community centers in over 4,000 towns. In 2006, we were granted an authorization to participate in the Social Coverage Fund II (Fondo de Cobertura Social II), which will allow us to provide voice, data and Internet access services to more than 8.7 million people in over 11,000 communities, through 254 thousand rural lines. We currently provide such services to 5.1 million people in over 6,000 communities through our participation in the Social Coverage Fund II.

In 2007, we continued our efforts to grow voice and data service revenues by offering multiple-service products. In addition, we have made investments to increase our service offerings and to update the telecommunications platform in rural areas where we are the sole telecommunications carrier. We plan to continue expanding our multiple-service offerings in the future and to take advantage of technological advances with the objective of providing our customers with packages that combine voice, data and video.

As a result of the Escisión, substantially all of our operations are now conducted in Mexico. Our strategy is to increase the value of our lines by capitalizing on our extensive and modern infrastructure and our technical capabilities to provide high-quality services to our customers across Mexico, pursuing growth in the broadband and data businesses, introducing and promoting packaged service offerings combining broadband with voice services at attractive prices, and maintaining our focus on customer service. In Mexico’s major population centers, data is a source of growth, and we are well positioned to deliver Internet access and meet the demands of the growing data market. We plan to pursue growth in the sales of computer equipment at our Telmex stores and contribute to raising the Internet penetration rate in Mexico. In addition, when the prescribed regulatory framework has been put in place and we are granted the necessary authorization, we intend to begin providing paid audio and television services and to expand our multiple service products to include “triple play” packages.

We are a Mexican corporation headquartered in Mexico City, D.F., Mexico. Our legal name is Teléfonos de México, S.A.B. de C.V., and we frequently refer to ourselves commercially as Telmex. Our principal executive offices are located at Parque Vía 190, Colonia Cuauhtémoc, 06599 Mexico, D.F., Mexico. Our telephone number at this location is (52) 55 5703-3990. Our website can be accessed at www.telmex.com.

In this Annual Report, “we,” “us” or “our” refers to Teléfonos de México, S.A.B. de C.V. and, where the context requires, its consolidated subsidiaries.

History

We were formed in 1947 under private foreign ownership to acquire the Mexican telephone business of a wholly owned subsidiary of the LM Ericsson group of Sweden. In 1950, we acquired the Mexican telephone business of a wholly owned subsidiary of the International Telephone and Telegraph Company, which operated the only other national telephone network in Mexico at that time. In 1972, the Mexican federal government acquired the majority of our capital stock. In December 1990, the Mexican government sold shares representing voting control of our company. The Mexican government sold the balance of its shares in a series of transactions beginning in May 1991. In September 2000, we transferred our Mexican wireless business and our foreign operations at the time to América Móvil, S.A.B. de C.V., or América Móvil, in an escisión, or split-up. Beginning in 2004, we expanded our operations outside Mexico through a series of acquisitions in Brazil, Argentina, Chile, Colombia, Peru, Ecuador and the United States. On December 26, 2007, we transferred our Latin American and yellow pages directory businesses into a new entity, Telmex Internacional, in the Escisión. See “—The Escisión.”

Significant Subsidiaries and Investees

The following table sets forth our significant subsidiaries and investees accounted for using the equity method at December 31, 2007:

Name of Company	Jurisdiction of establishment	Percentage of ownership and voting interest	Description
Subsidiaries
Integración de Servicios TMX, S.A. de C.V.	Mexico	100.0%	Intermediate holding company

Alquiladora de Casas, S.A. de C.V.	Mexico	100.0%	Real estate company owning our facilities

Compañía de Teléfonos y Bienes Raíces, S.A. de C.V.	Mexico	100.0%	Real estate company owning our facilities

Consorcio Red Uno, S.A. de C.V.	Mexico	100.0%	Supplier of telecommunications network integration services and information systems

Teléfonos del Noroeste, S.A. de C.V.	Mexico	100.0%	Fixed-line public network concessionaire for the state of Baja California Norte and the San Luis Rio Colorado region of the state of Sonora

Uninet, S.A. de C.V.	Mexico	100.0%	Provider of corporate networks and Internet access services to Telmex and corporate customers

Telmex USA, L.L.C.	Delaware	100.0%	Authorized long distance service re-seller, telephone card sales, receipt of payments for lines in Mexico (installation expenses and monthly rental) and authorized by the FCC to provide facility-based long distance services in the United States

Affiliated companies

Grupo Telvista S.A. de C.V.	Mexico	45.0%	Provider of telemarketing services in the United States and Mexico

2Wire, Inc.	California	13.0%	Broadband network equipment and service provider for residential and small-business customers

OPERATIONS

At March 31, 2008, we had 17.8 million local fixed lines in service in Mexico, down 2.7% from March 31, 2007. In long distance services, we estimate that at the end of December 2007, our share of traffic in cities open to competition was 80.5% for domestic long distance and 81.4% for international long distance calls originating in Mexico.

Of our revenues in 2007, 41.6% was attributable to local service, 20.7% to long distance service, 17.3% to interconnection, 8.7% to corporate networks, and 8.4% to Internet access services. Other services, including principally sales of computers, telephones and accessories at Telmex stores and billing and collection services to third parties, accounted for 3.3% of revenues.

Overview

The following table gives selected data on the size and usage of our network:

	December 31,
	2007	2006	2005	2004	2003
Lines in service (thousands)	17,800	18,251	18,375	17,172	15,683
Internet access accounts (thousands)	3,320	2,660	2,116	1,741	1,452
Billed line equivalents for data transmission (thousands)	2,715	2,330	2,011	1,517	1,139
Lines in service per employee	401.8	402.0	399.6	371.2	331.4
Domestic long distance call minutes for the year (millions)	18,275	18,108	17,853	16,700	15,376
International long distance call minutes for the year (millions)(1)	9,531	8,997	7,131	6,297	4,513
Total local calls (millions)	24,892	26,575	26,680	26,782	26,625
Prepaid telephone service cards sold (millions)	187	230	258	273	279

(1)	Includes incoming and outgoing traffic.

Local Service

We are a nationwide provider of local telephone service in Mexico. We provide local telephone service to approximately 23 thousand communities throughout Mexico. Of all lines in service, 38.2% are in the Mexico City, Monterrey and Guadalajara areas, and 27.8% are in the Mexico City area alone. We provide service to approximately 21 thousand communities with fewer than five thousand inhabitants, exceeding our obligations to extend services to rural areas.

Local traffic in 2007 decreased by 6.3% compared to 2006, for a total of 24,892 million calls. The decrease in billed traffic in 2007 was attributable primarily to the competition of cellular service and fixed-line local service provided by other carriers, the reduction of lines in service, as well as the migration of switched traffic to corporate networks, virtual private networks, VoIP and other alternative service offerings, including the migration from dial-up to broadband Internet services. We expect that the increase in penetration of alternative service offerings and increasing competition will continue to curb measured service growth.

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

With the goal of promoting our local service offering among our customers, since 2005, we have introduced local service packages known as “Business Line” (Línea Negocio), which includes up to 1,000 local calls per month, “Telmex SRI Digital Trunk Options” (Opciones Telmex SRI para troncales digitales), which includes up to 24,000 local calls per month and, since 2006, “Home Line” (Línea Hogar), which includes up to 400 local calls per month.

In 2007, we did not increase rates for local telephone service. We have had lower rates in real terms for every year since March 2001.

Domestic Long Distance Service

Our nationwide domestic long distance transmission network consists of more than 30 thousand kilometers of optical fiber connecting Mexico’s major cities, and includes secondary branches and additional transmission rings throughout Mexico designed to avoid network congestion.

Domestic long distance traffic increased by 0.9% in 2007 for a total of 18,275 million minutes at the end of 2007 and by 1.4% in 2006. The slow growth in domestic long distance traffic for a second consecutive year was primarily due to a decrease in traffic delivered by other long distance carriers to Telmex for completion, which was more than offset by the increase in traffic as a result of the introduction of the “calling party pays” system for domestic and international long distance service in November 2006. Our charges for domestic long distance service are based on call duration and the type of service (direct-dial or operator-assisted).

We offer a variety of domestic long distance discount plans that reduce the effective rates paid by our customers based on volume, time of use or other factors. High volume corporate clients pay P.1.00 per minute, which represents a discount of up to 55.9% from our nominal rate, while other customers that maintain service with us receive discounts of up to 39%, as well as a 50% discount on calls made between 8:00 p.m. and 7:59 a.m. from Monday to Saturday and all day Sunday. Our “Lada 100 Nacional” plan offers a monthly package of 200 domestic long distance minutes for P.115 (including value-added tax).

In 2007, we did not increase rates for domestic long distance service. We have had lower rates in real terms for every year since March 1999.

International Long Distance Service

We are a nationwide provider of international long distance telecommunications services in Mexico. International long distance traffic with the United States, Canada, Central America and other countries is carried by a combination of fiber optic network, microwave transmission, satellite systems and submarine cable.

In 2007, incoming international long distance traffic increased by 6.6%, or by 469 million minutes, while outgoing international long distance traffic increased by 3.4%, or by 64 million minutes.

Charges for international long distance calls are based on call duration, type of service (direct-dial or operator-assisted) and the call destination. Customers receive a 33.3% discount on calls made to the United States and Canada between 7:00 p.m. and 6:59 a.m. from Monday to Friday, all day Saturday, and between 12:00 a.m. and 4:59 p.m. on Sunday. Our “Lada Favorito” and “Destinos Estratégicos Lada” plans offer discounts on calls to certain cities in the United States and other countries that are pre-selected by customers, while the “Lada 100 International” plan offers 100 minutes per month to the United States and Canada for P.230 (including value-added tax).

In 2007, we did not increase rates for international long distance service. We have had lower rates in real terms for every year since March 1999.

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

The international settlement rates that U.S. carriers pay to foreign carriers have been subject to intense downward pressure due to competition and regulatory factors, including initiatives by the U.S. government. Since 1999, there has been a cumulative reduction of 84% in our settlement rates with U.S. carriers. We negotiate settlement rates with U.S. carriers on an annual basis. We are in the process of negotiating new settlement rates with most of the U.S. carriers for the period beginning January 1, 2008. In 2007, we paid U.S.$0.030 per minute for northbound (Mexico to the United States) calls (compared to U.S.$ 0.033 per minute in 2006) and received an average rate of U.S.$0.038 per minute for completing international calls originated in the United States (compared to U.S.$0.0430 per minute in 2006).

Our international long distance revenues are affected by the use of VoIP technology, which transmits ordinary telephone calls over the Internet. For long distance calls made through VoIP services, we do not receive the international long distance service revenues that we would otherwise receive, such as revenues generated from billed minutes and termination fees.

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

We believe that our interconnection revenues have been affected by a practice we call local bypass, in which incoming international calls are routed from domestic long distance carriers to local lines other than ours and then connected to our local network for termination. As a result of Mexico’s “bill and keep” system, under which local carriers do not pay interconnection fees to other local carriers, we do not receive an interconnection fee from these calls. Without local bypass, we would receive a domestic termination fee for completing these incoming calls. Although we, together with most local and long distance carriers, have requested regulatory intervention to eliminate local bypass, we believe our interconnection revenues will continue to be adversely affected by this practice.

Corporate Networks

Corporate networks consist of the transmission of voice, video and data between two or more end points using private circuits. During 2007, the number of 64 Kbps line equivalents provided by means of corporate networks increased by 16.5%, to 2,715 thousand. Our principal product offerings for corporate networks are “Ladalinks” (Ladaenlaces), Frame Relay and Internet through Internet Protocol / Multi-Protocol Label Switching, or IP/MPLS. Using equipment installed on-site, Ladalinks customers have dedicated digital network links that transmit information at speeds ranging from 64 Kbps to 10 Gbps. IP/MPLS is a multi-service platform that allows us to provide integrated voice, data and video services at speeds ranging from 64 kbps to 155 Mbps. Frame Relay is a protocol for transmission of data, voice and video over a shared digital network. The speed of Frame Relay transmission ranges from 64 Kbps to 2,048 Kbps. All of these services offer extensive technical assistance and customer support. In addition, we provide network outsourcing, including network maintenance and support, to major institutions and private companies. We also provide hosting and co-location products, as well as telecommunications network integration services and information systems.

Internet Access Services

Internet access services connect both business and residential customers to the Internet through either a dial-up or a broadband connection. In 2007, the number of our Internet customers increased to approximately 3.3 million at year-end, an increase of 24.8% compared with 2006. We estimate that our Internet access market share was 54.7% of dial-up connections and 71.2% of broadband connections at December 31, 2007, measured on the basis of the total number of Internet access accounts in Mexico.

Our broadband service, Infinitum, allows our customers to use our high-capacity connectivity services with applications such as video-conferencing, file transfer, terminals and e-mail. Infinitum operates over Asymmetric Digital Subscriber Line, or ADSL, technology. In 2007, as a result of an aggressive market strategy aimed at migrating our customers from dial-up to broadband services, combined with improved ADSL service packages and a price reduction that took effect in April 2007, we increased our ADSL customer base by approximately 1.1 million accounts. At year-end 2007, we had over 2.9 million ADSL customers, an increase of 60.5% over 2006. Prodigy Mobile (Prodigy Móvil), our high-speed wireless service for residential and business customers, connects users at speeds of up to 2 Mbps within a range of up to 100 meters. At December 31, 2007, we maintained over 1,000 public “hot spots” in over 70 cities in Mexico, providing wireless Internet access to our customers.

Consistent with our strategy of retaining our current customers and maximizing the value of residential and business Internet accounts, in 2007 we continued to offer flexible plans permitting Infinitum customers to create their own individualized packages of additional voice services including a combination of local, long distance or fixed-to-cellular calls.

We also offer (a) Prodigy Home at a reduced monthly fee, which provides customers with unlimited Internet access between 4:00 p.m. and 8:00 a.m. from Monday to Friday plus the entire weekend and access for P.0.13 per minute at all other times, (b) a Multifon Card function which allows customers who do not otherwise have Internet access to access the Internet with their Multifon Card for P.0.13 per minute, and (c) Prodigy Roaming, a service that provides traveling customers with a connection anywhere in Mexico and in over 785 cities in the United States at the rate for local call.

Multiple Service Packages

In August 2007, we introduced a multiple service package for our residential customers called “All Mexico without Limits” (Todo México sin Limites). At a price of P.999 per month (including value-added tax), this plan includes monthly line rental charges, broadband Internet access, unlimited local and domestic long distance calls, five digital services, virtual storage space, 35 text messages and the “Lada America” rates for North, Central and South America. In March 2008, we introduced two similar packages that offer a more limited range and volume of services at lower monthly prices.

Other Products and Services

We provide various other telecommunications and telecommunications-related products and services, including sales of computer and telecommunications equipment and accessories, public phones, Internet portals, and billing and collection services to third parties.

Telmex Stores

We use our network of 380 Telmex stores (Tiendas Telmex) to offer our products and services throughout Mexico. In addition to their function as customer service centers, the Telmex stores offer a wide range of computer and telecommunications equipment and accessories, along with financing plans for their purchase. The network of Telmex stores serves not only as a focal point for interaction with our current and prospective customers but also as a growing revenue source.

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

We have developed our website (www.telmex.com) to serve as a customer service platform, where users can easily find information about the company and its service offerings, execute online transactions in the “My Telmex” (Mi Telmex) section and find answers to their questions in the “Assistance and Support” (Asistencia y Soporte) section.

Public Telephony and Prepaid Phone Cards

We have several programs to meet the need for different kinds of public telephone service in different areas. We had more than 724 thousand fixed-line public telephones in operation at December 31, 2007. In the increasingly competitive market to provide telecommunications services, independent operators have installed public telephones for which we provide access. There were more than 73 thousand independently operated public telephones at December 31, 2007, an increase of 9.9% compared with 2006.

In 2007, we sold 150.3 million prepaid cards under the brand name “Ladatel” for use in public phones, a decrease of 19.7% from 2006, and 36.7 million prepaid cards under the brand name “Multifon” for use in public and residential telephones, a decrease of 13.4% from 2006. This represents an average of almost 1.8 cards per Mexican resident. We have installed Internet kiosks in public places so that our customers can access Internet products and services using Ladatel cards. Multifon Home offers prepaid local and long distance service on home telephones. In the case of our Multifon products, customers do not pay monthly fees, and prepaid fixed-line service is charged on a per-minute basis like public telephony services. At December 31, 2007, Multifon lines totaled 1.0 million, a decrease of 15.5% compared to December 31, 2006, primarily due to the cancellation of lines that were not in use. Revenues from sales of prepaid cards accounted for 4.1% of our consolidated revenues in 2007. In 2007, our revenues from public telephony decreased by 20.5% as a result of intense competition from wireless carriers.

Operations in the United States

Our U.S. subsidiary, Telmex USA LLC, or Telmex USA, holds a facilities-based authorization by the U.S. Federal Communications Commission permitting Telmex USA to install and operate telecommunications facilities in the United States. Telmex USA is also authorized to resell long distance services and sell prepaid telephone cards in the United States, and to collect installation and monthly rent payments for telephone lines in Mexico.

In December 2005, we agreed with Alcatel and AT&T International (one of our principal shareholders) to jointly invest in an aggregate 51% interest in 2Wire, Inc., or 2Wire, a broadband network equipment and service provider for homes and small offices in the United States. In January 2006, we acquired an 18.5% equity interest in 2Wire and in December 2006, we sold a 5.5% interest in 2Wire to AT&T International. Our current interest in 2Wire is 13.0%.

Network

Our local and long distance fiber optic network, the largest in Mexico, consists of more than 102 thousand kilometers, reaches approximately 90% of Mexico’s population and has connections via submarine cables with 39 other countries while also connecting most major cities throughout Mexico. Our network included 17.8 million local fixed lines in service at December 31, 2007, a decrease of 2.5% compared to December 31, 2006, reflecting 1.0 million new lines and 1.4 million disconnections in 2007.

Our network is 100% digital. During 2007, customers made increasing use of digital services, such as caller ID, call waiting, three-way calling, call forwarding and voicemail. The number of lines with digital services in use at year-end 2007 was 8.2 million (46% of the total number of lines in service), representing an increase of 1.6% from 2006.

Our network has two principal components: the Access Network, which includes our external copper, fiber optic and wireless networks, and the Core Network, which consists of transport, processing and IP sectors under an integrated network and service management structure and uses advanced technologies to provide voice and broadband services and advanced applications.

Access Network

Our external copper network is capable of supporting conventional telephone services, as well as modern broadband services using different digital technologies such as Asymmetric Digital Subscriber Line 2+, or ADSL2+, which allows us to use existing telephone lines for Internet access at speeds that exceed 4 Mbps.

Access via our fiber optic network is available to all of our corporate customers through the multiple broadband services we offer them. Our fiber optic network is becoming increasingly accessible to our residential customers as well; in 2007, we added 2,700 kilometers to the network as part of a strategic plan to decrease reliance on the external copper network and increase the bandwith available for new applications.

Our wireless network is principally used to provide voice, data and Internet access services, based on terrestrial or satellite platforms, to customers who are geographically far from our fiber optic infrastructure.

Core Network

A part of our core network operates under a Next Generation Network architecture with the following features: convergence of multimedia services, devices and network infrastructure based on centralized control designed to rapidly deliver new services to our customers; and an integrated service management structure focused on our customers’ needs. The connectivity part of our core network is based on broadband packet transport technologies that allow us to provide voice, data and video services with differentiated levels of service quality in an environment where the functions of control and creation of services are centralized and independent from the type of connection (fixed-line, cellular or other).

Our transport network is fully redundant and is supported by optic rings and equipment using Synchronous Digital Hierarchy, or SDH, and Next Generation SDH technologies, which allow the network to be restored within 50 milliseconds and minimize the risk of signal interruption in the event of a system failure. The Next Generation SDH technology also permits a scalable increase in the required bandwidth and allows us to transport packet-based traffic.

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

Our digital microwave network serves as a backup to the fiber optic network and as a primary means of transmission in rural areas and small towns where fiber optic infrastructure is not available.

Voice processing in our network is controlled by digital local and long distance telephone exchanges employing high levels of redundancy and load sharing to enhance network availability and service quality. We also use an Advanced Intelligent Network platform, which at present manages over 70 applications and value-added services with high reliability levels. Further, this platform is capable of implementing new services and applications throughout our network in a short amount of time.

We continuously control and monitor our network’s performance and traffic levels and manage the routing of traffic and other network functions through a centralized network management platform that operates 24 hours a day, 365 days a year. This centralized management facilitates geographical expansion of the network, permits faster implementation of network systems and enables us to warrant compliance with the Service Level Agreements demanded by our business customers.

IP Network

All of our IP-based services are offered through a multiservice IP/MPLS platform. IP/MPLS is a high-capacity, high-performance network platform based on service convergence and is designed to complement our transport network, a feature that allows us to expand our backbone network with routes of up to 10 Gbps, maintain redundant routes and offer national coverage of our IP-based services.

The IP technology used in our network gives us the flexibility necessary to offer our customers access to IP services at speeds ranging from 64 kbps to 155 Mbps, as well as broadband and satellite access.

The technological capacity of our IP network permits the differentiation of distinct classes of service through which integrated voice, data and video services can be provided. This feature allows us to offer in an efficient manner a wide variety of services such as Internet access for residential and corporate customers, corporate networks, VoIP, wireless access and multimedia application support.

In 2007, we increased our Internet connection capacity by more than 60 Gbps, reaching 150 Gbps.

Competition

The Mexican market for fixed-line domestic and international long distance services was opened to competition beginning in 1996. Fourty-four carriers have been granted licenses to provide long distance service in Mexico, and 11 are in operation (including Telmex and Telnor). Among our competitors, Alestra S. de R.L. de C.V. and Axtel S.A.B. de C.V., or Axtel, have made the most substantial investments in infrastructure and marketing.

The Communications Ministry (Secretaría de Comunicaciones y Transportes) has established rules for the determination of interconnection rates between our competitors and us. If we are unable to agree with our competitors on interconnection rates, the Mexican Federal Telecommunications Commission (Comisión Federal de Telecomunicaciones, or Cofetel) imposes the rates. During the last seven years, however, we have agreed on these rates with our long distance competitors. We agreed with our long distance competitors to maintain the same interconnection rates for 2007 and 2008 that have applied since 2002.

Customers are free to choose a competing carrier at any time. An independent organization confirms all requests to change long distance carriers. In general, our competitors have focused their attention on obtaining market share in Mexico’s most profitable markets, such as the major cities and high-volume users of international and domestic long distance service.

Competition in the Mexican market for fixed-line local services began in 1999 (although this market had been open for competition since 1990). As of December 31, 2007, 25 carriers (including Telmex and Telnor) have licenses to provide local fixed-line telephony (three of which, including Telmex, also have licenses to provide local wireless telephony), and 10 carriers hold 18 licenses for cellular and mobile telephony. All 10 cellular and mobile licensees are owned by only three companies: Radiomóvil Dipsa, S.A. de C.V., or Telcel, Telefónica Móviles México, S.A. de C.V., or Telefónica Móviles, and Grupo Iusacell, S.A. de C.V. At the end of 2007, there were nine fixed-line and wireless local carriers in operation (in addition to Telmex and Telnor), primarily competing in regional markets, mainly in Mexico City, Guadalajara, Monterrey and other large cities. Axtel and Maxcom are our principal fixed-line local competitors.

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

At December 31, 2007, we estimate that our market share in Mexico was 80.5% in domestic long distance service and 81.4% in international long distance service measured on the basis of total number of billed minutes generated by our local customers making domestic and international long distance calls in cities in which we face competition. At December 31, 2007, our market share in Internet access services was 54.7% of dial-up connections and 71.2% of broadband connections, measured on the basis of the total number of Internet access accounts in Mexico. Compared to the approximately 17.8 million fixed lines in service in our network, at December 31, 2007 our local fixed-line competitors had approximately 1.9 million lines in service, which represented an increase in the number of our competitors’ lines of service of 20.7% in 2007 and 41.6% in 2006.

In local service and public telephony, we also face competition from cellular carriers, which we estimate had a combined total of 68.2 million cellular lines in service at year-end 2007. We anticipate continued intense competition as mobile carriers promote mobile-to-mobile calls and messages as cheaper alternatives to fixed-to-mobile calls. We also face increasing competition in international and domestic long distance and local services from VoIP, a technology that transmits ordinary telephone calls over the Internet. More recently, we have begun to face competition in voice services and, to a more significant extent, Internet access services from cable television operators.

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

Cofetel is an independent agency within the Communications Ministry, with five commissioners appointed by the Communications Ministry on behalf of the President of Mexico, one of whom is appointed as chairman. Many of the powers and obligations of the Communications Ministry under the Federal Telecommunications Law and the Telecommunications Regulations have been delegated to Cofetel. We regularly provide reports to Cofetel on our operations, financial performance and other matters. We are also required to publish our annual network expansion program, and we must advise Cofetel of the progress of our expansion program on an annual basis.

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

Audio and Television Services

The regulatory framework governing the provision of audio and television services by telecommunications companies and of telecommunications services by audio and television providers has been the subject of an ongoing amendment process since 2006. The outcome of this process and the resulting changes in the regulatory framework may affect our business.

In April 2006, the Mexican Congress approved an amendment to the Federal Telecommunications Law and the Federal Radio and Television Law (Ley Federal de Radio y Televisión). The amendment allows radio and television broadcasters to provide telecommunications services after complying with certain conditions and makes Cofetel responsible for overseeing all telecommunications services, including those related to broadcasting. Subsequently, approximately one-third of the Mexican Senate objected to the validity of the amendment in a proceeding before the Mexican Supreme Court (Suprema Corte de Justicia de la Nación). In June 2007, the Supreme Court declared invalid various provisions of the law, including those that would allow radio and television broadcasters to provide telecommunications services without seeking more than a simple authorization and to use their frequencies free of charge, and concluded that such broadcasters would be required to participate in public bidding processes in order to obtain frequencies for use in providing such services.

In October 2006, the Communications Ministry adopted regulations that would permit paid audio and television concessionaires to provide fixed-line local telephone services and local telephone service providers like us to provide paid audio and television services. This would facilitate the convergence of voice, data and video services into one integrated product that could be delivered over a broadband network. The regulations provide for the amendment of existing concessions to allow their holders, including Telmex, to provide these new services, subject to certain regulatory steps to be taken by Cofetel and the satisfaction by Telmex of certain conditions, including the implementation of network interoperability, telephone number portability and verification of compliance with existing concession obligations, as well as the adoption of an interconnection framework. Once the prescribed regulatory steps have been taken and we have satisfied all conditions, we intend to begin providing paid audio and television services in accordance with the terms of these regulations.

Prior to the adoption of these regulations, four cable television providers, which currently service the majority of the paid television subscribers in Mexico, obtained the necessary amendments to their concessions and have begun competing with us in the market for fixed-line local telephone services.

As part of the regulatory process described above, in April 2008, Cofetel presented for public comment a preliminary draft of a Fundamental Technical Plan for Interconnection and Interoperability (Plan Técnico Fundamental de Interconexión e Interoperabilidad). We submitted a comment letter to Cofetel, in which we outlined our position with respect to the terms of the proposed plan.

We cannot predict the outcome and the effect of the regulatory processes described above, but they could result in the entry of new competitors to our business and could have an adverse effect on our competitive position and results of operations.

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

Dominant Carrier Regulations

The Federal Telecommunications Law provides that if a company is determined to be dominant in a relevant market, the Communications Ministry has the power to adopt specific regulations on rates, quality of service and information provided by the dominant company. In February 1998, the Competition Commission issued a resolution confirming its determination that we were a dominant carrier in the following markets: (a) local telephone service, (b) access service, (c) inter-urban transport, (d) domestic long distance service and (e) international long distance service.

In September 2000, Cofetel adopted dominant carrier regulations, specifically applicable to us as a dominant carrier. It is difficult to assess the impact these regulations would have had on rates or competition, in part because neither the methodologies nor the procedures for their implementation were fully specified. We believe, however, that if similar regulations were to be implemented in the future, they would reduce our flexibility to adopt competitive market policies.

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

In May 2001, the Competition Commission issued a new resolution with practically the same terms in which it concluded that we are a dominant carrier in the same five markets. In April 2004, a Mexican federal court decided in favor of our constitutional challenge to the resolution and declared the resolution invalid. In September 2004, the Competition Commission issued additional resolutions in which it again concluded that we are a dominant carrier, and in October 2004, we again commenced constitutional proceedings in the Mexican federal courts challenging the validity of the new resolutions. Following several judicial decisions and appeals, the Competition Commission issued a resolution in February 2007, approved by the unanimous vote of all its members, revoking all of its prior resolutions and definitively closing the case. However, we cannot predict whether the Competition Commission or Cofetel will issue similar resolutions or regulations in the future, and if so, whether our judicial challenges will be successful.

Between November 2007 and February 2008, the Competition Commission commenced several industry-wide investigations to determine whether any operators, including Telmex and certain of its affiliates, possess substantial market power in each of the following segments of the telecommunications market: (a) the “calling party pays” system for local and long distance services, (b) completion of switched public traffic, (c) origination of switched public traffic, (d) local transmission services, and (e) line and circuit leasing. These investigations are at the stage of information collection and analysis, and we cannot predict their outcome. Findings adverse to Telmex may result in a conclusion that we have substantial market power with respect to these telecommunications services and, subject to further proceedings before Cofetel, may lead to the imposition of dominant carrier regulations on our business, which we believe will reduce our flexibility to adopt competitive market policies.

Competition

The Telecommunications Regulations and the Concession contain various provisions designed to introduce competition in the provision of telecommunications services. In general, the Communications Ministry is authorized to grant concessions to other parties for the provision of any of the services provided by us under the Concession. There are currently 11 competing long distance carriers operating in Mexico (including Telmex and Telnor) and concessions have been granted to a total of 44 long distance companies, all of which also have concessions for international long distance services. As of December 31, 2007, there were 25 local fixed-line licensees (including Telmex and Telnor), of which three also hold local wireless licenses (including Telmex), primarily in Mexico City, Guadalajara, Monterrey, Puebla and other large and medium-sized cities. See —Operations—Competition. Concessions are not required to operate certain private local telecommunications networks or to provide value-added services, although other authorizations may be required.

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

In 2003, the Communications Ministry expanded the concessions granted to cable television operators to permit them to provide bidirectional transmission of data. In addition, in 2004, the Communications Ministry began to permit cable operators to provide signal-transmission services to local fixed-line operators and data and broadband Internet access services to the Mexican public. Our Concession permits us to distribute, with prior authorization, television signals through our network to companies authorized to provide television services to the public, but we are not allowed to hold a concession to provide television signals to end users. Recent regulations adopted by the Communications Ministry would allow, after certain prerequisites have been met, paid audio and television concessionaires to provide fixed-line local telephone services and local telephone service providers like us to provide paid audio and television services. Prior to the adoption of these regulations, four cable television providers, which currently service the majority of the paid television subscribers in Mexico, obtained the necessary amendments to their concessions and have begun competing with us in the market for fixed-line local telephone services. See —Regulation—Audio and Television Services.

The competitive environment in the Mexican telecommunications market has been the subject of controversy and of attention from Mexican regulators and from abroad. In particular, in now-revoked resolutions, the Competition Commission determined that we were a dominant provider of certain telecommunications services, and Cofetel adopted specific regulations applicable to us as a dominant carrier, which regulations were later nullified by Mexican federal courts. See —Regulation—Dominant Carrier Regulations. The Competition Commission also has repeatedly ruled that we have engaged in “relative” anti-competitive practices, which are less significant violations than “absolute” anti- competitive practices and carry lower fines. Most of these rulings have been declared null and void by federal courts or withdrawn by the Competition Commission.

Between November 2007 and February 2008, the Competition Commission commenced three industry-wide investigations of relative anti-competitive practices in the following markets: (a) residential broadband Internet access services, (b) fixed-line interconnection services, and (c) transmission services for switched long distance traffic. These investigations are at the stage of information collection and analysis, and we cannot predict their outcome. Findings adverse to Telmex may result in the imposition of monetary penalties on us.

The Mexican Antitrust Law (Ley Federal de Competencia Económica) was amended in 2006, and new regulations pursuant to the amended Antitrust Law are expected to be published in the near term. The amendment strengthens the authority of the Competition Commission by, among other things, providing the Competition Commission with the ability to issue opinions that are binding on other governmental entities. The amendment also expands the definition of anti-competitive practices, provides a more rigorous approval process for business combinations and establishes more stringent penalties, including substantially higher fines and, in certain circumstances, the divestiture of assets. As a result of this amendment, it is likely that there will be more investigations and proceedings pursuant to the Antitrust Law, which could result in the imposition of restrictions on our operations and an increase in competition.

The competitive environment in the Mexican telecommunications market has also been influenced by external factors. For example, as a result of a WTO dispute settlement, in August 2005 Mexico adopted regulations authorizing resale of outgoing international and domestic long distance service, adding the downward pressure on the prices we charge our customers for our long distance services.

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

Interconnection

We are required under the Federal Telecommunications Law to permit any other long distance concessionaire to connect to our network in a manner that enables customers to choose the network by which their long distance calls are carried. Cofetel rules governing the interconnection rights and obligations of local service concessionaires require local service concessionaires to provide interconnection on a nondiscriminatory basis to any other concessionaire. For recent developments that may affect the interconnection regime in Mexico, see —Audio and Television Services.

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

In Mexico, under the “calling party pays” system, our fixed-line customers pay us an interconnection charge when they call a mobile telephone, and we pay 72.4% of that amount to the mobile carrier that completes the call. Historically, this interconnection charge applied only to local calls. In November 2006, however, Cofetel extended the “calling party pays” charge to domestic and international long distance calls, while concurrently eliminating the fee that cellular carriers charge their customers for receiving long distance calls from fixed-line and mobile callers. In December 2006, we entered into an agreement with all cellular carriers to terminate all existing disputes with respect to international and long distance “calling party pays” rates. The agreement established declining “calling party pays” rates for local, domestic long distance and international long distance calls through 2010.

CAPITAL EXPENDITURES

The following table sets forth, in constant pesos as of December 31, 2007, our capital expenditures, before retirements, for each year in the three-year period ended December 31, 2007. Like other financial information in this Annual Report, the amounts shown below for capital expenditures reflect only our continuing operations.

	Year ended December 31,
	2007		2006		2005
	(in millions of constant pesos as of December 31, 2007)
Data, connectivity and transmission network	P.	7,787	P.	6,104	P.	5,485
Internal plant		1,444		1,294		1,955
Outside plant		1,329		3,194		4,428
Systems		748		801		769
Other		2,132		2,344		2,488

Total capital expenditures	P.	13,440	P.	13,737	P.	15,125

Our total capital expenditures decreased by 2.2% in 2007, although we made larger investments in our data, connectivity and transmission networks to support our businesses. In 2007, our consolidated capital expenditures totaled P.13.4 billion (U.S.$1.2 billion). The investments in our data, connectivity and transmission networks represented 57.9% of our consolidated capital expenditures (P.7.8 billion or U.S.$717 million).

We have budgeted capital expenditures in an amount equivalent to approximately P.6.3 billion (U.S.$550 million) for the year 2008, of which 63.4% (P.4.0 billion or U.S. $348.7 million) are budgeted for investments in our data, connectivity and transmission network. Budgeted capital expenditures for 2008 exclude any other investments we may make to acquire other companies. For subsequent years, our capital expenditures will depend on economic and market conditions. Our budgeted capital expenditures are financed through operating cash flows and limited borrowing.

THE ESCISIÓN

On December 26, 2007, we transferred our Latin American and yellow pages directory businesses to a new, separate entity, Telmex Internacional, S.A.B. de C.V., or Telmex Internacional, using a procedure under Mexican corporate law called escisión, or split-up. In an escisión, an existing company is divided, creating a new company to which specified assets and liabilities are allocated. The shares of the new company are issued to the shareholders of the existing company, pro rata to their share ownership in the existing company. This procedure differs from the procedure by which a spin-off is typically conducted in the United States, where a parent company distributes to its shareholders shares of a subsidiary.

The Escisión was approved on December 21, 2007, by a single action of our shareholders at an extraordinary meeting. The establishment of Telmex Internacional became effective on December 26, 2007, following certain corporate and administrative procedures relating to the shareholders’ resolution from the extraordinary meeting, including its registration with a Mexican notary public and in the Mexican Public Registry of Commerce as well as its publication in the Diario Oficial (Official Gazette). The primary purposes of the Escisión were:

•

to allow each company to operate more efficiently and at the right scale, in Mexico and abroad, in order to allow each of them to operate autonomously for administrative, commercial and financial purposes;

•	to improve the competitive position of each company; and

•

to tailor further the operations of Telmex in the Mexican telecommunications market, distinguishing its operations in the middle- and high-revenue markets, in which there is competition, from the low-revenue and rural markets, in which there is no competition.

In the Escisión, we contributed the shares of an intermediate holding company called Controladora de Servicios de Telecomunicaciones , S.A. de C.V., or Consertel, to Telmex Internacional. Telmex Internacional itself did not receive any material assets other than the shares of Consertel, and did not receive any liabilities. Consertel is the company through which we previously held the shares of all our subsidiaries, and it underwent a separate escisión shortly before the Telmex Escisión, that left Consertel owning generally (a) the shares of Telmex’s subsidiaries operating outside of Mexico (directly or through intermediate holding companies), (b) the shares of the Telmex subsidiaries engaged in the Mexican yellow pages business (directly or through the related intermediate holding companies) and (c) liquid assets with a total value of approximately U.S.$2 billion (directly or through subsidiaries). All of Consertel’s other assets and liabilities were conveyed to a new Telmex subsidiary. These consisted primarily of shares of subsidiaries and affiliate investees that were not transferred to Telmex Internacional, and certain related liabilities.

Mexican law provides a mechanism for a judicial challenge to an escisión, but such a challenge must be brought within the period of 45 days following the registration of the new company created in the escisión. That period has now passed for both the Telmex Escisión and the earlier escisión of Consertel.

Mexican law also provides that if an obligation is assumed by the new company in an escisión, and the new company fails to perform, a claimant may make a claim against the old company for up to three years unless the claimant expressly consented to the escisión. Telmex Internacional received assets but no liabilities in the Escisión, so Telmex Internacional does not have any obligations to which these provisions are applicable. Consertel, which is a subsidiary of Telmex Internacional, will be subject to the possibility that a claimant against the new Telmex subsidiary created in the Consertel escisión might seek to assert its claim against Consertel if that new Telmex subsidiary defaults. We have agreed to indemnify Telmex Internacional against any such claim, but we consider the risk of such a claim to be remote.

The Escisión might have constituted or led to a default under some agreements of Telmex and certain subsidiaries that were transferred to Telmex Internacional in the Escisión. Telmex and such subsidiaries obtained waivers or consents under all such agreements. The Escisión also required Telmex to obtain authorizations or approvals from, or otherwise to make submissions to, regulatory authorities in Mexico. All such proceedings have been completed.

Following the Escisión, there are and will continue to be a variety of contractual relationships between Telmex and Telmex Internacional, both to accomplish the separation of the Escisión and to provide for ongoing commercial relationships. These include:

•	agreements relating to the implementation of the Escisión;

•	certain transitional arrangements that will continue while Telmex Internacional develops independent capabilities; and

•

completion of international traffic, printing and distribution of telephone directories and access to Telmex’s customer database, and use of each other’s services, generally on terms similar to those on which each company does business with third parties.

See Item 7. Related Party Transactions for more information on the contractual relationships between us and Telmex Internacional after the Escisión.

Telmex Internacional Shares and ADSs

As of the effective date of the Escisión, the capital stock of Telmex Internacional was issued and outstanding. Each holder of Telmex shares became the owner of an equal number of Telmex Internacional shares of the corresponding class, and each Telmex ADS represented an equal number of Telmex and Telmex Internacional shares. On June 10, 2008, shortly following the effectiveness of Telmex Internacional’s registration statement on Form 20-F, each outstanding instrument representing shares of Telmex was exchanged for separate instruments representing shares of Telmex and shares of Telmex Internacional, respectively. JPMorgan Chase Bank, N.A., the depositary for the Telmex and the Telmex Internacional ADSs, delivered Telmex and Telmex Internacional ADSs to each record holder of Telmex ADSs.

Adjustments Related to the Escisión

Since the Escisión, we have carried out repurchases of our shares. Until our shares and those of Telmex Internacional began trading separately, the repurchased Telmex shares included the shares of Telmex Internacional. On June 10, 2008, Telmex Internacional transferred to us P.3,572 million in consideration for the repurchase of shares of Telmex Internacional.

As approved by our shareholders at the December 21, 2007 meeting approving the Escisión, our Board of Directors was authorized to adjust the stockholders’ equity and cash and cash equivalents of Telmex and Telmex Internacional to account for post-Escisión stock repurchases by us. In May 2008, our Board of Directors approved the adjustment of cash and cash equivalents transferred to Telmex Internacional, and on June 10, 2008, we transferred P.3,572 million to Telmex Internacional to effect this adjustment.

OTHER MATTERS

Investments

We occasionally make investments and enter into joint ventures in telecommunications-related businesses within and outside Mexico. We also invest in publicly traded equity securities of companies in technology and communications businesses. Our marketable securities are carried at market value, and gains and losses are recognized in our statement of income.

Portugal Telecom

In 2006, we acquired 20.7 million common shares in Portugal Telecom, SGPS S.A., or Portugal Telecom, for P.2,956.8 million (U.S.$252.3 million). We sold 15.7 million shares during 2006 and 2007 and the remaining 5.0 million shares in January 2008 for P.3,086.9 million (U.S.$282.2 million) in the aggregate. We recognized a gain of P.129.7 million as a result of the sale of these shares.

MCI, Inc.

Through May 2005, we owned approximately 25.6 million shares of common stock of MCI, which represented approximately 8.1% of MCI’s outstanding common stock. Other parties that may have been deemed to be under common control with us held an additional interest of approximately 5.7% of MCI’s outstanding common stock. In April 2005, we and certain parties related to us entered into an agreement with Verizon and certain of its subsidiaries to sell to Verizon and certain of its subsidiaries our entire interest in common shares of MCI for a cash purchase price of U.S.$25.72 per share. We received approximately U.S.$660 million (P.8,450 million) for our 25.6 million MCI shares in May 2005. We recognized a gain of P.541 million as a result of the sale of these shares.

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

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion should be read in conjunction with the consolidated financial statements and notes thereto included in this Annual Report. Our consolidated financial statements have been adjusted to treat as discontinued operations the businesses we transferred to Telmex Internacional in the Escisión. Accordingly, they differ from the financial statements we have previously published. Except where we specify otherwise, the discussion below concerns only our continuing operations and not those we transferred to Telmex Internacional in the Escisión.

Our consolidated financial statements have been prepared in accordance with Mexican Financial Reporting Standards, or Mexican FRS, which differ in certain respects from generally accepted accounting principles in the United States, or U.S. GAAP. Note 18 to our audited consolidated financial statements provides a description of the principal differences between Mexican FRS and U.S. GAAP, as they relate to us; a reconciliation to U.S. GAAP of net income and total stockholders’ equity; and condensed financial statements under U.S. GAAP.

Effect of Inflation Accounting

Through the end of 2007, Mexican FRS required us to recognize certain effects of inflation in our financial statements. They also required us to re-express financial statements from prior periods in constant pesos as of the end of the most recent period presented. As discussed below, we do not expect that inflation accounting will be applicable in 2008.

Recognition of effects of inflation

All our financial statements and other financial information included in this registration statement recognize effects of inflation in accordance with Mexican FRS. The main inflation adjustments are as follows:

•

In general, nonmonetary assets are adjusted for inflation based on the consumer price index of the country in which the assets are located. This includes plant, property and equipment, inventories, and licenses and trademarks. The carrying value of our nonmonetary assets in Mexico is adjusted at the end of each period to reflect Mexican inflation in that period, as measured by the Mexican National Consumer Price Index.

•

A special rule applies to plant, property and equipment that was imported. Such assets are adjusted for inflation based on the consumer price index of the country of origin, and then converted into pesos using the exchange rate at the balance sheet date. For example, the carrying value of switching equipment purchased in the United States and used in our Mexican operations is adjusted at the end of each period to reflect U.S. inflation in that period and the appreciation or depreciation of the Mexican peso against the U.S. dollar.

•	Gains and losses in purchasing power that result from holding monetary assets and liabilities are recognized in income.

•	Capital stock, other capital contributions and retained earnings are adjusted for inflation based on the Mexican consumer price index.

Re-expression in constant pesos

Financial statements for all periods have been re-expressed in constant pesos as of December 31, 2007. The re-expression in constant pesos uses a factor that is determined using the Mexican National Consumer Price Index. The re-expression factor is 1.0376 for the financial statements of 2006 and 1.0796 for the financial statements of 2005. This re-expression factor differs from the factor we used in prior years’ financial statements and in the Information Statement that described the Escisión, which was filed with the SEC on a Form 6-K on December 7, 2007. See —Pro Forma Financial Information below.

The value of the re-expression factor has a significant impact on the comparison between our results of operations for 2007 and for prior years. To illustrate the effects of the re-expression in constant pesos, if we provided a particular service for 100 nominal pesos of revenue in 2006 and again in 2007, the re-expression in constant pesos would result in a 3.7% decrease in revenue, from 103.8 constant pesos in 2006 to 100 constant pesos in 2007.

Cessation of inflation accounting under Mexican FRS

Mexican FRS have changed for periods beginning in 2008, and the inflation accounting methods summarized above will no longer apply, except if the economic environment in which we operate qualifies as “inflationary” for purposes of Mexican FRS. An environment is inflationary if the cumulative inflation rate equals or exceeds an aggregate of 26% over three consecutive years (equivalent to an average of 8% in each year). Based on current forecasts, we do not expect the Mexican economic environment to qualify as inflationary in 2008 or 2009, but that could change depending on actual economic performance.

As a result, we expect to present financial statements without inflation accounting beginning in 2008. We will not re-express financial statements for prior periods to give retrospective effect to the cessation of inflation accounting. In this respect, our financial statements for 2008 will not be comparable to those for prior periods. In comparing our results for 2008 to results for prior periods, we expect that the most important effects of the cessation of inflation accounting, and of related changes in other accounting standards, will be as follows:

•	We will no longer recognize a monetary gain and loss attributable to the effects of inflation on our monetary assets and liabilities. We expect our financing costs to be less volatile as a result.

•	We will cease to adjust the carrying values of nonmonetary assets for inflation. We expect that this will make our depreciation charges less volatile.

•	We will cease to re-express results of prior periods. Financial information for dates and periods prior to 2008 will continue to be expressed in constant pesos as of December 31, 2007.

•

We will cease to use inflation-adjusted assumptions in determining our employee benefit obligations and instead use nominal discount rates and other assumptions. We do not expect this change to have a significant effect on our financial results in the short term, but it is difficult to predict.

Effects of inflation accounting on U.S. GAAP reconciliation

U.S. GAAP does not ordinarily contemplate the recognition of effects of inflation or the re-expression of prior-period financial statements. However, in reconciling our net income and stockholders’ equity to U.S. GAAP, we have generally not reversed the effect of inflation accounting under Mexican FRS, pursuant to a long-established practice under which Mexican FRS inflation accounting is acceptable in financial statements filed with the SEC, with one exception with respect to the special rule applicable to plant, property and equipment manufactured in a country other than the country in which they are located. Our reconciliation does reverse the effects of that special rule. See Note 18 to our audited consolidated financial statements.

Changes in Mexican FRS

Note 1(II)(w) to our audited consolidated financial statements discusses new accounting pronouncements under Mexican FRS that came into force in 2007. Some of these pronouncements have already been fully implemented in the financial statements included in this registration statement. Others will require us to change our financial presentation in 2008 in ways that we expect to have a material effect on our results of operations and our balance sheet. In particular, the cessation of inflation accounting, as described above, will also entail changes in accounting for employee benefit obligations.

Pro Forma Financial Information

In the Information Statement that described the Escisión, which was filed with the SEC on a Form 6-K on December 7, 2007, we presented pro forma financial information of Telmex as of and for the years ended December 31, 2005 and 2006 which was re-expressed in constant pesos using a re-expression factor based on (1) the inflation rate in each country in which we had operations, (2) the exchange rate between the Mexican peso and the currency of each country in which we had operations, and (3) the contribution to our consolidated revenues from each country in which we had operations before the Escisión. With respect to the financial information contained in the Information Statement, our Mexican operations represented more than 70% of the weight in the factor and Brazilian operations represented approximately 25%. After the Escisión, Mexican operations represented more than 99% of the operations, assets and liabilities of Telmex. For that reason, in this Annual Report, the financial information for our continuing operations has been re-expressed using a re-expression factor based on the Mexican National Consumer Price Index, while the financial information for our discontinued operations has been re-expressed using a re-expression factor based on the three components described above. As a result, the financial information presented in this Annual Report differs from and is not directly comparable to the financial information presented in prior years’ financial statements and in the Information Statement.

Overview

Total revenues increased by 0.8% in 2007, primarily due to the increase in revenues from interconnection service by 25.1%, other services by 25.9% and Internet access services by 7.7%. In contrast, local, domestic long distance and international long distance service revenues decreased by 6.6%, 5.3% and 8.1%, respectively, in 2007 primarily due to lower average real rates and a decline in the number of lines in service by 2.5%. In response to competitive market pressures, we have not raised our nominal rates since 2001, and we have given discounts for some domestic long distance and connectivity services, including a 25.5% reduction in the rates we charge for broadband services that took effect in April 2007. Average revenue per line has also declined, partly because we have added new customers who have less disposable income and make less use of their lines.

Competition and changing technologies have had extensive effects on our financial performance, and it is difficult to predict their future impact. We expect continued pressure on prices for basic telephone services. In local service, the rapid growth in mobile telecommunications has made them the principal competitor for local networks. In addition, local and long distance services face competition from other means of communication such as private circuits and the Internet, including VoIP, a technology that transmits ordinary telephone calls over the Internet. The number of our broadband subscribers (Infinitum ADSL) grew by 60.5% in 2007, and we expect that it will continue to grow and to affect usage of other services. Revenues from voice services (including local, long distance and interconnection) represented 79.6% of our total revenues in 2007 (81.1% in 2006), while revenues from corporate networks and Internet access services represented 17.0% of our total revenues in 2007 (16.2% in 2006).

In 2007, operating income decreased by 5.1%. Our operating margin was 33.6% in 2007 and 35.7% in 2006. Our operating margin decreased in 2007 as the mix of our revenues changed, with a lower proportion of revenues from voice services and a higher proportion of interconnection revenues.

We expect that the percentage of our revenues attributable to local and long distance services will continue to decline as a result of continued pressure on prices and continued migration of customers to mobile and alternative products, while our revenues from corporate networks and Internet access services will continue to grow as a percentage of our total revenues as demand for integrated telecommunications solutions among corporate customers and Internet penetration rates among residential customers continue to rise. We expect that the decline in revenues from voice services will be partly offset by an increase in interconnection revenues, as other telecommunications providers make use of our network to complete their customers’ calls.

Our future results may be affected significantly by the general economic and financial conditions in Mexico and the United States, including the level of economic growth, exchange rate and interest rate fluctuations and inflation. Our performance may also be affected by acquisitions and other investments we may make. Exchange rate variations on our U.S. dollar-denominated indebtedness and the effect of inflation on our net monetary liabilities contribute to the volatility of our comprehensive financing cost, which we manage through the use of hedging instruments.

Summary of Operating Income and Net Income

In the table below we set forth our operating revenues, operating costs and expenses and operating income (each expressed as a percentage of total operating revenues), as well as our comprehensive financing cost, income tax, income from continuing operations, income from discontinued operations, net income and non-controlling interest for each of the years in the three-year period ended December 31, 2007.

	Year ended December 31,
	2007			2006			2005
	(millions of pesos)		(percentage of operating revenues)	(millions of pesos)		(percentage of operating revenues)	(millions of pesos)		(percentage of operating revenues)
Operating revenues:
Local service	P.	54,398	41.6%	P.	58,251	44.9%	P.	60,244	45.8%
Domestic long distance service		17,349	13.3		18,324	14.1		18,907	14.4
International long distance service		9,678	7.4		10,532	8.1		10,593	8.1
Interconnection service		22,604	17.3		18,071	13.9		18,895	14.4
Corporate networks		11,340	8.7		10,877	8.4		11,183	8.5
Internet access services		10,940	8.4		10,158	7.8		8,800	6.7
Other		4,459	3.3		3,542	2.8		2,827	2.1

Total operating revenues		130,768	100.0		129,755	100.0		131,449	100.0

Operating costs and expenses:
Cost of sales and services		32,364	24.7		32,059	24.7		32,435	24.7
Commercial, administrative and general		19,553	15.0		19,383	15.0		19,111	14.5
Transport and interconnection		16,542	12.6		13,338	10.2		13,350	10.2
Depreciation and amortization		18,425	14.1		18,711	14.4		20,314	15.4

Total operating costs and expenses		86,884	66.4		83,491	64.3		85,210	64.8

Operating income		43,884	33.6%		46,264	35.7%		46,239	35.2%

Employee profit sharing		2,867			3,059			3,039
Other income, net		(2,823)			(446)			(987)
Comprehensive financing cost:
Interest income		(1,396)			(1,495)			(2,036)
Interest expense		6,615			6,952			6,409
Exchange loss, net		643			1,159			3,554
Monetary gain, net		(2,513)			(2,846)			(2,228)

		3,349			3,770			5,699
Equity interest in net income (loss) of affiliates		17			9			(20)

Income before income tax		40,508			39,890			38,468
Income tax		11,619			12,189			11,205

Income from continuing operations		28,889			27,701			27,263
Income from discontinued operations, net of income tax		7,166			2,615			4,926

Net income	P.	36,055		P.	30,316		P.	32,189

	Year ended December 31,
	2007			2006			2005
	(millions of pesos)		(percentage of operating revenues)	(millions of pesos)		(percentage of operating revenues)	(millions of pesos)		(percentage of operating revenues)
Distribution of net income:
Majority interest	P.	35,485		P.	29,640		P.	30,957
Non-controlling interest		570			676			1,232

Majority net income per share from continuing operations	P.	1.46		P.	1.32		P.	1.19

Majority net income per share from discontinued operations	P.	0.34		P.	0.09		P.	0.16

Majority net income per share(1)	P.	1.80		P.	1.41		P.	1.35

(1)	Includes majority net income per share from discontinued operations.

Revenues

Total revenues in 2007 were P.130,768 million, an increase of 0.8% over 2006, due primarily to an increase in revenues generated by the “calling party pays” system and an increase in other revenues (mainly attributable to sales in Telmex stores and Internet access services), partly offset by the decline of revenues from local and long distance services. The percentage of our revenues attributable to voice services (including local, long distance and interconnection services) declined from 81.1% in 2006 to 79.6% in 2007, while revenues from corporate networks and Internet access services grew to 17.0% of our revenues in 2007 compared to 16.2% in 2006.

Local Service Revenues

Operating revenues from local service include installation charges for new lines, monthly line rental charges, monthly fees for digital services and monthly measured service charges based on the number of calls. These revenues depend on the number of lines in service, the number of new lines installed and the volume of calls. Measured service charges are due from residential customers only for the number of local calls exceeding a specified monthly allotment. Accordingly, revenues from local service for residential customers do not depend solely on usage volume.

Revenues from local service decreased by 6.6% in 2007 and by 3.3% in 2006. The decrease in 2007 was due to a decrease of lines in service, lower average revenue per local billed call in real terms, a decrease in local and public telephony traffic due to competition from both wireless and other fixed-line service providers, and the migration of customers from dial-up to broadband Internet access services.

The decrease in local service revenues in 2006 was caused by lower average revenue per billed call in real terms and a decrease in local and public telephony traffic, reflecting the effects of competition from both wireless and other fixed-line service providers. These effects were partly offset by a higher penetration of digital services.

Domestic Long Distance Revenues

Operating revenues from domestic long distance service consist of (a) amounts earned from our customers and (b) amounts earned from other telecommunications operators for terminating their domestic long distance calls made to our customers. The amount of operating revenues from domestic long distance service depends on rates and traffic volume.

Domestic long distance revenues decreased by 5.3% in 2007 and by 3.1% in 2006. The decrease in 2007 was primarily due to lower average revenue per minute in real terms, partly offset by higher billed traffic generated by the “calling party pays” system for domestic long distance service. The decrease in 2006 was due to a decrease in the average revenue per minute in real terms and a slower growth in domestic long distance traffic due to competition from wireless and other telecommunications providers.

International Long Distance Revenues

Operating revenues from international long distance service consist of (a) amounts earned from our customers and (b) amounts earned from foreign telecommunications carriers for terminating international calls made to our customers. The amount of operating revenues from international long distance service depends on the volume of traffic, the rates charged to our customers, the rates charged by each party under agreements with foreign carriers, principally in the United States, and the effects of competition. We report international long distance revenues gross of the settlement amounts payable to foreign carriers, which are recorded in cost of sales and services. In 2007, settlement payments from foreign carriers represented 2.7% of our consolidated revenues and 36.1% of our international long distance revenues. Settlement payments under service agreements with foreign carriers are generally denominated in U.S. dollars.

International long distance revenues decreased by 8.1% in 2007 and by 0.6% in 2006. The decrease in 2007 was primarily due to lower average revenue per minute in real terms, partly offset by higher billed traffic generated by the “calling party pays” system for international long distance service. Outgoing billed minutes grew by 3.4% and incoming billed minutes grew by 6.6%.

The decrease in 2006 was primarily caused by lower average revenue per minute in real terms, partly offset by an increase in revenues from international settlement payments in connection with higher traffic. Outgoing billed minutes grew by 4.8% and incoming billed minutes grew by 33.3%.

Revenues from Interconnection Service

Revenues from interconnection service represent fees for connection with our network of fixed-to-mobile, mobile-to-fixed and long distance calls. Calls between fixed and mobile telephones are subject to the “calling party pays” system, which Cofetel extended in November 2006 to cover long distance calls as well as local calls. In the case of local and domestic long distance service, under the “calling party pays” system, our fixed-line customers pay us an interconnection charge when they call a mobile telephone, and we pay 72.4% of that amount to the mobile carrier that completes the call. In the case of international long distance service, we pay 100% of the interconnection fee received from the international carrier that originates the call to the mobile carrier that completes the call. We recognize the amount paid to us under interconnection revenue, and we recognize the amount we pay under interconnection cost.

Revenues from interconnection service increased by 25.1% in 2007 and decreased by 4.4% in 2006. The increase in 2007 was primarily due to a full year of revenues generated by the “calling party pays” system for domestic and international long distance services (compared with only two months in 2006), partly offset by an 8.9% decrease of the “calling party pays” rates for local and long distance services. In 2007, revenues from fixed-to-mobile calls represented 89.8% of interconnection revenues (86.6% in 2006), revenues from local and long distance operators represented 7.2% (10.2% in 2006) and the balance of interconnection revenues represented payments from cellular carriers for mobile-to-fixed calls. Pursuant to an agreement with all cellular operators in Mexico concluded in 2006, the “calling party pays” rate for local, domestic long distance and international long distance services will gradually decline through 2010.

The decrease in 2006 was primarily due to a 9.1% decrease in “calling party pays” revenues, caused by a 9.8% decrease of the “calling party pays” rate for local service in 2006, partly offset by an increase in traffic and additional revenues generated by the introduction of the “calling party pays” system for domestic and international long distance services in November 2006.

Revenues from Corporate Networks

Revenues from corporate networks include primarily revenues from the installation and leasing of dedicated private lines and revenues from virtual private network services. Revenues from corporate networks increased by 4.3% in 2007 and decreased by 2.7% in 2006. The increase in 2007 was caused by a 16.5% increase in billed line equivalents and higher sales of value added services, partly offset by a decline in average revenue per billed line equivalent due to increased competition.

The decrease in 2006 was principally due to the decrease in average revenue per billed line equivalent resulting from increased competition, partly offset by a 15.9% increase in billed line equivalents.

Revenues from Internet Access Service

Revenues from Internet access service include service fees for dial-up and broadband Internet access. Revenues from Internet access services increased by 7.7% in 2007 and by 15.4% in 2006. The increase in 2007 was due to a 60.5% increase in the number of our broadband (ADSL) customers, which reached 2,925 thousand at the end of 2007, partly offset by a 25.5% reduction in the rates we charge for broadband services that took effect in April 2007.

The increase in 2006 was caused by a 76.4% increase in the number of our broadband (ADSL) customers, which reached 1,823 thousand at the end of 2006. The migration of customers from dial-up to broadband services contributed in part to the increase in our customer base in both 2007 and 2006.

Other Revenues

The largest components of other revenues are sales of computers, telephones and accessories at Telmex stores and billing and collection services offered to third parties. Other revenues increased by 25.9% in 2007 and by 25.3% in 2006. The increase in 2007 was attributable to higher sales of computers, telephones and accessories at Telmex stores.

The increase in 2006 was attributable to higher sales of computers, telephones and accessories at Telmex stores and an increase in the volume of billing and collection services offered to third parties.

Operating Costs and Expenses

Cost of Sales and Services

Cost of sales and services increased by 1.0% in 2007 and decreased by 1.2% in 2006. The increase in 2007 was due to costs of goods sold attributable to higher sales of computers and telecommunications equipment, partly offset by a reduction in maintenance costs and optimization of resource use.

The decrease in 2006 was due to tighter expense control, a reduction in maintenance costs and optimization of resource use, partly offset by an increase in the costs of computer equipment caused by higher sales of computers in conjunction with Internet access service.

Commercial, Administrative and General Expenses

Commercial, administrative and general expenses increased by 0.9% in 2007 and by 1.4% in 2006. The increase in 2007 was principally due to a higher charge for doubtful accounts related to the disconnection of customers with payment problems, partly offset by lower advertising expenses and lower production costs of prepaid cards.

The increase in 2006 was principally due to a higher charge for doubtful accounts (reflecting the effect in 2005 of a reversal of P.209 million pursuant to an agreement with a data operator) and higher advertising expenses.

Transport and Interconnection Costs

Transport and interconnection costs include payments we make to cellular carriers under the “calling party pays” system. Transport and interconnection costs increased by 24.0% in 2007 and decreased by 0.1% in 2006. The increase in 2007 was due to a full year of costs generated by the “calling party pays” system for domestic and international long distance services (compared with only two months in 2006), partly offset by a 13.0% decline in the costs generated by the “calling party pays” system for local and long distance services.

The decrease in 2006 was due to a 9.9% decline in the costs generated by the “calling party pays” system for local service, partly offset by the introduction of the “calling party pays” system for domestic and international long distance services in November 2006.

Depreciation and Amortization

Depreciation and amortization decreased by 1.5% in 2007 and by 7.9% in 2006. Under Mexican FRS, we adjust imported fixed assets based on the rate of inflation in the respective country of origin and the prevailing exchange rate at the balance sheet date. As a result, changes in exchange rates and inflation rates affect the value of fixed assets and thus the amount of depreciation. The decrease in both periods resulted from lower adjustment of the value of our imported fixed assets, a decrease in the amount of our depreciable assets and technological improvements reflected in a decline in equipment prices.

Operating Income

In 2007, operating income decreased by 5.1%, reflecting a 0.8% increase in revenues and a 4.1% increase in operating costs and expenses. Operating margin decreased to 33.6% in 2007 from 35.7% in 2006, as the mix of our revenues changed, with a lower proportion of revenues from voice services and a higher proportion of interconnection revenues.

In 2006, operating income increased by 0.1%, reflecting a 1.3% decrease in revenues and a 2.0% decrease in operating costs and expenses. Operating margin increased to 35.7% in 2006 from 35.2% in 2005, due to decreased costs and lower depreciation.

Employee Profit Sharing

Like other Mexican companies, we are required by law to pay to our employees, in addition to their agreed compensation and benefits, profit sharing in an aggregate amount equal to 10% of our taxable income (calculated without reference to inflation adjustments).

Other Income, Net

Other income, net, amounted to P.2,823 million in 2007 and P.446 million in 2006. Other revenues in 2007 mainly comprised a gain of P.1,653 million as a result of the favorable resolution regarding the deductibility of employee profit sharing amounts paid in 2004 and 2005. In 2006, the Supreme Court declared that the provision in the Mexican income tax law establishing the non-deductibility of employee profit sharing amounts was unconstitutional. As a result, in 2007 we obtained a ruling providing that we may deduct the employee profit sharing amounts paid in 2004 and 2005. Beginning in 2006, we have treated employee profit sharing payments as deductible for income tax purposes. Other income, net, in 2007 also included a gain of P.372 million from the sale of marketable securities and a gain of P.188 million from recoveries under our insurance policies, principally in connection with damages caused by hurricanes. Other income and expenses, net, in 2006 mainly comprised a gain of P.173 million from the sale of marketable securities and a gain of P.65 million from recoveries under our insurance policies, principally in connection with damages caused by hurricanes.

Comprehensive Financing Cost

Under Mexican FRS, comprehensive financing cost reflects interest income, interest expense, foreign exchange gain or loss and the gain or loss attributable to the effects of inflation on monetary liabilities and assets. A substantial proportion of our indebtedness (80.1% at December 31, 2007) is denominated in U.S. dollars, so variation in the value of the peso against the U.S. dollar affects our foreign exchange gain or loss and interest expense. Approximately 16.6% of our assets were denominated in foreign currencies at the end of 2007. In 2007, comprehensive financing cost was P.3,349 million compared with P.3,770 million in 2006. The changes in each component were as follows:

•	Interest income decreased by 6.6% in 2007 and by 26.6% in 2006. The decrease in both 2007 and 2006 was due to a lower average level of interest-bearing assets.

•

Interest expense decreased by 4.8% in 2007 and increased by 8.5% in 2006. The decrease in 2007 was primarily due to much lower losses on interest rate swaps (P.176 million compared to P.1,142 million in 2006) and a decrease in the average interest rates, partly offset by a higher average level of debt. The increase in 2006 was primarily due to the high level of losses on interest rate swaps (P.1,142 million compared to P.211 million in 2005), partly offset by the decrease in the average interest rates and the decline in the amount paid for debt repurchases (zero in 2006 compared to P.194 million in 2005).

•

We recorded a net exchange loss of P.643 million in 2007 and of P.1,159 million in 2006. In 2007, the net exchange loss was due to a net loss of P.621 million on currency hedging instruments and a loss of P.22 million due to the depreciation of the peso against the U.S. dollar during 2007 by approximately 0.2%. In 2006, the net exchange loss was due to an exchange loss of P.1,132 million caused by the depreciation of the peso against the U.S. dollar by approximately 1.5% and a net loss of P.27 million on currency hedging instruments.

•

Because average monetary liabilities exceeded average monetary assets, we recognized a net gain from monetary position. The net gain in monetary position decreased by 11.7% in 2007 and increased by 27.7% in 2006. The decrease in 2007 was due to a lower net monetary liability position and a lower inflation rate compared to 2006. The increase in 2006 was due to a greater net monetary liability position and a higher inflation rate compared to 2005.

Income Tax

The statutory rate of the Mexican corporate income tax was 28% in 2007, 29% in 2006 and 30% in 2005. The Mexican Income Tax Law was amended in 2004 to decrease gradually the corporate income tax rate to 28.0% in 2007 and thereafter. Our effective rate of corporate income tax as a percentage of pre-tax profit was 28.7% in 2007, 30.5% in 2006 and 29.1% in 2005. The effective tax rate was lower in 2007 than in 2006 due to the lower statutory corporate income tax rate, partly offset by a decrease in depreciation and comprehensive financing cost for tax purposes. The effective tax rate was higher in 2006 than in 2005 due to the deduction in 2005 of the net loss related to the sale of our 50% equity interest of Technology & Internet LLC to Grupo Condumex, partly offset in 2006 by higher depreciation for tax purposes and the lower statutory income tax rate.

Income from Continuing Operations

Income from continuing operations increased by 4.3% in 2007 and by 1.6% in 2006. In 2007, the increase was mainly due to the recognition of a gain of P.1,653 million as a result of the favorable resolution regarding the deductibility of employee profit sharing amounts paid in 2004 and 2005, a decrease in the statutory corporate income tax rate and a decrease in comprehensive financing cost. In 2006, the increase was due to a decrease in the comprehensive financing cost, partly offset by our higher effective rate of corporate income tax.

Liquidity and Capital Resources

Our principal capital requirements are for capital expenditures, dividend payments and acquisitions. We have generally met our capital requirements primarily from operating cash flows and limited borrowing. We also use our operating cash flows to finance our share repurchase program. Resources provided by operating activities were P.51,239 million in 2007 and P.47,666 million in 2006. Our resources provided by operating activities increased in 2007 due to the decreased application of resources to marketable securities and accounts receivable, partly offset by the decreased application of resources to accounts payable, accrued liabilities and taxes payable. We had a working capital deficit from continuing operations (an excess of current liabilities over current assets) of P.1,909 million at December 31, 2007 and a surplus of P.6,111 million at December 31, 2006. The deficit in 2007 resulted from the transfer of approximately U.S.$2 billion to Telmex Internacional in the Escisión. See Item 4. Information on the Company—The Escisión. We intend to provide the additional working capital needed through our operating cash flows and limited borrowing, and we expect to have a working capital surplus in 2008.

Our capital expenditures were P.13,440 million in 2007 and P.13,737 million in 2006. In 2007, we used 74.4% of our capital expenditures for growth projects in the voice, data and transport infrastructure, 24.0% for operational support projects and operating needs, and 1.6% for rural and public telephony. We expect that our capital expenditures in 2008 will be approximately P.6.3 billion (U.S.$550 million), excluding expenditures for any acquisitions we may decide to make.

The amount we spent on share repurchases was P.15,783 million in 2007, P.24,684 million in 2006 and P.18,927 million in 2005. The amount spent on share repurchases is determined from time to time by the executive committee of the Board of Directors taking into account factors including the price of our shares and our capital resources. Our shareholders have given renewed authorization to our officers to make share repurchases, most recently on April 27, 2007. There is no obligation to spend any of the authorized amounts. See Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

The amount spent on share repurchases from the Escisión through June 10, 2008, when our shares and those of Telmex Internacional began trading separately, was P.8,306 million. The Telmex shares repurchased in that period included the shares of Telmex Internacional. See Item 4. Information on the Company—The Escisión—Adjustments Related to the Escisión.

Dividends paid totaled P.8,820 million in 2007, P.8,846 million in 2006 and P.9,237 million in 2005. Our shareholders have approved dividends of P. 0.40 per share to be paid in four installments out of 2007 income. We expect to pay an aggregate of approximately P.7.6 billion in dividends from June 2008 through March 2009 (based on the number of outstanding shares at March 31, 2008).

In the table below we set forth certain contractual obligations as of December 31, 2007, consisting of debt (including financial leases) and purchase obligations, and the period in which the contractual obligations come due. The amount of our long-term debt reported in the table excludes interest and fee payments, which are primarily variable amounts, and does not reflect derivative instruments, which provide for payment flows that vary depending on exchange rates. Purchase obligations include capital commitments primarily for long-term equipment supply contracts. The table below does not include pension liabilities, deferred taxes or current accounts payable.

	Payments Due by Period (as of December 31, 2007)
	Total		2008		2009-2010		2011-2012		2013 and beyond
	(in millions of pesos)
Contractual obligations:
Total debt(1)	P.	91,462	P.	12,282	P.	32,228	P.	22,289	P.	24,663
Purchase obligations		7,539		4,848		2,691		—		—

Total	P.	99,001	P.	17,130	P.	34,919	P.	22,289	P.	24,663

(1)	Excludes interest payments, fees and the effect of derivative instruments.

At December 31, 2007, we had total indebtedness of P.91,462 million (approximately U.S.$8,417 million) compared to total indebtedness of P.90,417 million (approximately U.S.$8,013 million) at December 31, 2006. We incurred additional U.S. dollar and peso-denominated debt in 2007. The increase in 2007 was primarily due to the issuance in Mexico of P.9,500 million of peso-denominated senior notes, a new loan of U.S.$300 million and a new medium-term loan of P.1,500 million, all of which were partly offset by the amortization of our indebtedness.

The major categories of indebtedness are as follows:

•

U.S. dollar-denominated bank loans. These include two syndicated loan facilities, loans with support from export credit agencies and other loans. Most of our bank facilities bear interest at specified spreads over LIBOR. The weighted average interest rate at December 31, 2007 was approximately 5.0%. We had U.S.$3,988 million (P.43,331 million) in bank loans outstanding at December 31, 2007. The largest component is the U.S.$3,000 million facility that we obtained in August 2006 to refinance the syndicated U.S.$2,500 million bank loan we obtained in 2005. This loan has three tranches: U.S.$1,300 million maturing in 2009, U.S.$1,000 million maturing in 2011, and U.S.$700 million maturing in 2013. In addition, in June 2006, we obtained a U.S.$500 million syndicated loan facility divided into two equal tranches maturing in 2010 and 2012, and in March 2007, we obtained a U.S.$300 million loan facility to be repaid in semi-annual installments through final maturity in 2016.

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

•

Senior notes issued outside Mexico. We had U.S.$2,750 million (P.29,882 million) aggregate principal amount of senior notes outstanding at December 31, 2007. We have four outstanding series of senior notes issued outside of Mexico:

Maturity	Issuance	Interest	Original Amount (millions)
November 2008	November 2003	4.50%	U.S.$	1,000
January 2010	January/February 2005	4.75%	U.S.$	950
January 2015	January/February 2005	5.50%	U.S.$	800
January 2016	January 2006	8.75%	P.	4,500

•

Peso-denominated senior notes issued in Mexico. We have issued peso-denominated senior notes (certificados bursátiles) from time to time in the Mexican market. Some of these notes bear interest at fixed rates and some bear interest at specified spreads below the Mexican interbank equilibrium interest rate (Tasa de Interés Interbancaria de Equilibrio). At December 31, 2007, we had P.10,700 million of such notes outstanding, maturing from 2009 to 2037, and the weighted average interest rate was 8.2%.

In April 2007, we issued P.9,500 million of peso-denominated senior notes in two tranches. One tranche matures in 2037 and bears an 8.36% fixed rate of interest, while the other tranche matures in 2012 and bears a floating rate of interest at the Mexican interbank equilibrium interest rate less 10 basis points.

We also have smaller amounts of other categories of outstanding indebtedness, including peso-denominated loans from Mexican banks, financial leases and supplier credits for equipment financing. We rely primarily on borrowings in the Mexican and international capital markets and from international banks, although if market conditions change, we may seek funding from export credit agencies or other sources. A number of our financing instruments are subject to either acceleration or repurchase at the holder’s option if there is a change of control, as defined in the respective instruments. The definitions of change of control vary, but none of them is met so long as Carso Global Telecom or its present controlling shareholders continue to control a majority of our voting stock.

At December 31, 2007, 80.1% of our total consolidated indebtedness was denominated in U.S. dollars, 19.7% was denominated in Mexican pesos and the remainder was denominated in euros. Our currency hedging practices are described below.

At December 31, 2007, 54.1% of our debt obligations bore interest at floating rates. The weighted average cost of all borrowed funds at December 31, 2007 (including interest and reimbursement of certain lenders for Mexican taxes withheld, but excluding fees and the effect of interest rate swaps) was approximately 5.8%. The inclusion of fees and the effect of interest rate swaps in the calculation of weighted average cost of all borrowed funds at December 31, 2007 would increase such cost by 1.1%, to 6.9%.

Hedging

Our hedging activities are described below. Our hedging practices vary from time to time depending on our judgment about the level of exposure to interest rate and currency risk, and the costs of hedging. We may stop hedging or modify our hedging practices at any time.

Because our U.S. dollar-denominated indebtedness far exceeds our U.S. dollar-denominated assets and revenues, from time to time Telmex enters into hedging transactions to protect to some degree against the short-term risks of devaluation of the Mexican peso. Under Mexican FRS, we account for these transactions on a fair value basis, and such amounts offset gains and losses on the foreign currency liabilities that are hedged. At December 31, 2007, our U.S. dollar-peso exchange rate swaps covered liabilities of U.S.$3,160 million and our cross currency swaps covered liabilities of U.S.$3,420 million out of our total U.S. dollar-denominated liability of P.73,213 million (approximately U.S.$6,738 million), but the amount of our hedging position varies substantially from time to time. In addition, in 2007 Telmex entered into cross-currency coupon swaps that cover interest rate flows of U.S.$300 million. In 2007, we recognized a net charge of P. 578.9 million and a net credit of P.93.1 million in our results of operations, reflecting the effects of exchange rate variations (principally the devaluation of the U.S. dollar against the peso in 2007) under our exchange rate and cross currency swaps, respectively. See Note 9 to our audited consolidated financial statements.

Approximately 35% of our peso-denominated indebtedness (P. 18,000 million at December 31, 2007) bears interest at floating rates. We have engaged in extensive hedging transactions to reduce our exposure to changes in Mexican interest rates. Specifically, we have entered into interest rate swaps in which we pay interest at a fixed rate and receive interest at a floating rate, on a notional amount in Mexican pesos or U.S. dollars. The general effect of these swaps is to replace an obligation to pay floating-rate interest on our debt with an obligation to pay fixed-rate interest. Because the peso-denominated swap market is not highly liquid, we do not ordinarily obtain interest rate swaps that precisely match the terms or amounts of our floating-rate liabilities. The aggregate notional amount of our interest rate swaps may be greater or less than the principal amount of our floating-rate peso-denominated debt, and we may discontinue hedging at any time. At December 31, 2007, the aggregate notional amount of our peso-denominated interest rate swaps was P. 23,752 million. As of December 31, 2007, we had interest rate swaps with a notional value of U.S.$1,050 million under which we pay six-month LIBOR rates and receive fixed rates, and interest rate swaps with a notional value of U.S.$1,150 million under which we pay fixed rates and receive six-month LIBOR rates. The net effect of these swaps in 2007 was a net reduction in our interest payments of 0.740%, compared to a net reduction of 0.907% in 2006, with the difference primarily due to our entry in 2007 into a new interest rate swap with a notional value of U.S.$100 million in 2007. In 2007, Telmex recognized a net expense of P. 940.9 million (compared to P. 750.8 million in 2006) in connection with these swaps, which was included in comprehensive financing cost. This amount includes an expense of P. 267.0 million for the substitution of peso-denominated interest rate swaps in 2007.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements of the type that we are required to disclose under Item 5E of Form 20-F.

U.S. GAAP Reconciliation

For purposes of this description of U.S. GAAP reconciliation, we have incorporated by reference the registration statement on Form 20-F of Telmex Internacional, filed with the SEC on May 30, 2008.

Under Mexican FRS, the Escisión was deemed effective as of December 26, 2007, and therefore the businesses transferred to Telmex Internacional pursuant to the Escisión have been treated as discontinued operations for all periods. Under U.S. GAAP, however, the Escisión was deemed effective as of June 10, 2008, the date on which the Telmex Internacional share certificates were delivered to our shareholders, and therefore the businesses transferred to Telmex Internacional pursuant to the Escisión were treated as part of our continuing operations as of December 31, 2007.

Net income under U.S. GAAP was P.35,375 million in 2007, P.28,638 million in 2006 and P.29,221 million in 2005. Compared to Mexican FRS, net income under U.S. GAAP was 1.9% lower in 2007, 5.5% lower in 2006 and 9.2% lower in 2005.

There are certain differences between Mexican FRS and U.S. GAAP that affect our net income and stockholders’ equity. The most significant effects concern the treatment of the Escisión described above and elements of inflation accounting that are determined differently under U.S. GAAP than under Mexican FRS. See —Effects of Inflation Accounting above.

Other differences that affected net income relate to accounting for costs of pension and seniority premium plans, business combinations, capitalization of interest on assets under construction, deferred profit sharing and the treatment of non-controlling interest. The differences in stockholders’ equity under Mexican FRS and U.S. GAAP reflect these same matters. For a discussion of the principal differences between Mexican FRS and U.S. GAAP, see Note 18 to our audited consolidated financial statements.

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

Estimated Useful Lives of Plant, Property and Equipment

We estimate the useful lives of particular classes of plant, property and equipment in order to determine the amount of depreciation expense to be recorded in each period. Depreciation expense is a significant element of our costs, amounting in 2007 to P.18,291 million, or 21.1% of our operating costs and expenses, under Mexican FRS, and P.26,456 million, or 18.3% of our operating costs and expenses, under U.S. GAAP. See Notes 5 and 18 to our audited consolidated financial statements.

The estimates are based on historical experience with similar assets, anticipated technological changes and other factors, taking into account the practices of other telecommunications companies. We review estimated useful lives when we consider it necessary to determine whether they should be changed, and at times we have changed them for particular classes of assets. We may shorten the estimated useful life of an asset class in response to technological changes, changes in the market or other developments. This results in increased depreciation expense, and in some cases it can result in our recognizing an impairment charge to reflect a write-down in value. The same kind of developments can also lead us to lengthen the useful life of an asset class, resulting in reduced depreciation expense.

Employee Pensions and Seniority Premiums

We recognize liabilities on our balance sheet and expenses in our income statement to reflect our obligations to pay employees under defined benefit retirement and seniority premium plans. The amounts we recognize are determined on an actuarial basis that involves many estimates and accounts for post-retirement and termination benefits in accordance with Mexican FRS. In 2007, we recognized net period cost relating to these obligations of P.4,496 million under Mexican FRS and P.3,870 million under U.S. GAAP.

We use estimates in three specific areas that have a significant effect on these amounts: (a) the real discount rates that we use to calculate the present value of our future obligations, (b) the real rate of increase in salaries that we assume we will observe in future years and (c) the rate of return we assume our pension fund will achieve on its investments. The assumptions we have applied are identified in Note 8 (Mexican FRS) and Note 18 (U.S. GAAP) to our audited consolidated financial statements. These estimates are based on our historical experience, on current conditions in the financial markets and on our judgments about the future development of our salary costs and the financial markets. We review the estimates each year, and if we change them, our reported expense for pension costs may increase or decrease. In 2008, we began using nominal rates instead of real rates in preparing these estimates as a result of the cessation of inflation accounting under Mexican FRS.

Our liability for future pensions and seniority premiums is also affected by our estimate of the number of retired employees and our pension fund is affected by the estimated rate of return on investments. Actual results may vary from these estimates. In 2007, an actuarial loss of P.18,706 million was primarily attributable to modifications in the discount rates used to calculate the present value of our future obligations, using as reference long-term, low-risk financial instruments. The actuarial loss in 2007 was also due in part to changes in retired personnel trends and differences between the rate of inflation and the estimated rate of salary increases.

The return on investments of our pension fund amounted to a gain of P.10,867 million in 2007, due to the performance of plan assets invested in shares of companies listed on the Mexican Stock Exchange. As of December 31, 2007, 53.8% of fund assets consisted of peso-denominated fixed-income securities and 46.2% consisted of variable-income securities of Mexican companies. The fund has experienced volatile returns on its investments in equity securities, which resulted in net losses on plan assets in prior years. Our actuarial assumptions as of December 31, 2007 include an assumed annual return of 6.3% in real terms on plan assets.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts based on our estimates of losses we may experience because our customers or other telecommunications carriers do not pay the amounts they owe us. At December 31, 2007, the amount of the allowance was P.1,726 million. For our customers, we perform a statistical analysis based on our past experience, current delinquencies and economic trends. For carriers, we make individual estimates that may reflect our evaluation of pending disputes over amounts owed. Our allowance could prove insufficient if our statistical analysis of our customer receivables is inadequate, or if one or more carriers refuse or are unable to pay us. See Note 4 to our audited consolidated financial statements.

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

Impairment of Long-Lived Assets

We have large amounts of long-lived assets on our balance sheet. Under Mexican FRS and U.S. GAAP, we are required to test long-lived assets for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable for plant, property and equipment and licenses and trademarks. Impairment testing for goodwill is required to be performed on an annual basis. At December 31, 2007, these include plant, property and equipment (P.120,649 million, net of accumulated depreciation), goodwill (P.432 million) and licenses (P.904 million, net of accumulated depreciation). To estimate the fair value of long-lived assets, we typically make various assumptions about the future prospects for the business that the asset relates to, consider market factors specific to that business and estimate future cash flows to be generated by that business. Based on these assumptions and estimates, and guidance provided by Mexican FRS and U.S. GAAP relating to the impairment of long-lived assets, we determine whether we need to take an impairment charge to reduce the net carrying value of the asset stated on our balance sheet to reflect its estimated fair value. Assumptions and estimates about future values and remaining useful lives are complex and often subjective. They can be affected by a variety of factors, including external factors such as industry and economic trends, and internal factors such as changes in our business strategy and our internal forecasts. Different assumptions and estimates could materially impact our reported financial results. More conservative assumptions of the anticipated future benefits from these businesses could result in impairment charges, which would decrease net income and result in lower asset values on our balance sheet. Conversely, less conservative assumptions could result in smaller or no impairment charges, higher net income and higher asset values.

Item 6. Directors, Senior Management and Employees

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

Our bylaws provide that the members of the Board of Directors are appointed for terms of one year and may be reelected. The names and positions of the current 14 members of our Board of Directors elected at the annual ordinary general meeting of our shareholders held on April 25, 2008, their dates of birth and information on their principal business activities outside Telmex are as follows:

Jaime Chico Pardo Chairman; member of the executive committee	Born:	1950
	First elected:	1991
	Term expires:	2009
	Principal occupation:	Chairman of the board of directors of Teléfonos de México, S.A.B. de C.V.; Co-Chairman of the board of directors of IDEAL (Impulsora del Desarrollo y el Empleo en América Latina)
	Other principal directorships:	Member of the board of directors of América Móvil, S.A.B. de C.V., Carso Global Telecom, S.A.B. de C.V., Grupo Carso, S.A.B. de C.V. and Honeywell International
	Business experience:	Chief Executive Officer of Teléfonos de México, S.A.B. de C.V.; Chief Executive Officer of Grupo Condumex, S.A. de C.V.; Chairman of Corporación Industrial Llantera (Euzkadi General Tire de México)

Carlos Slim Domit Co-Chairman; chairman of the executive committee	Born:	1967
	First elected:	1995
	Term expires:	2009
	Principal occupation and other directorships:	Chairman of the board of directors of Grupo Carso, S.A.B. de C.V., Grupo Sanborns, S.A. de C.V. and U.S. Commercial Corp., S.A.B. de C.V.; Vice Chairman of the board of directors of Carso Global Telecom, S.A.B. de C.V.
	Business experience:	Chief Executive Officer of Sanborn Hermanos, S.A.

Antonio Cosío Ariño Director; member of the audit committee; alternate member of the executive committee	Born:	1935
	First elected:	1991
	Term expires:	2009
	Principal occupation:	Chief Executive Officer of Cía. Industrial de Tepeji del Río, S.A. de C.V. and Tejidos Puente Sierra, S.A de C.V.
	Other directorships:	Chairman of the board of directors of Bodegas de Santo Tomás, S.A. de C.V. and Grupo Hotelero Brisas, S.A. de C.V.; member of the board of directors of Grupo Sanborns, S.A. de C.V., Grupo Carso, S.A.B. de C.V., Grupo Financiero Inbursa, S.A.B. de C.V. and Grupo Financiero Banamex-Accival, S.A. de C.V.

Amparo Espinosa Rugarcía Director	Born:	1941
	First elected:	1991
	Term expires:	2009
	Principal occupation:	Chief Executive Officer of Documentación y Estudios de Mujeres, A.C.
	Business experience:	Newspaper columnist; speaker at various national and international events

Élmer Franco Macías Director	Born:	1940
	First elected:	1991
	Term expires:	2009
	Principal occupation:	Chief Executive Officer and member of the board of directors of Infra, S.A. de C.V.
	Other directorships:	Member of the board of directors of Corporativo Infra, S.A. de C.V., Electrodos Infra, S.A. de C.V., Envases de Aceros, S.A. de C.V., Corporacion Infra, S.A. de C.V. and Conglomerado Industrial y Metaloides and Banco Nacional de México, S.A.
	Business experience:	Various positions at Grupo Infra since 1958

José Kuri Harfush Director; member of the audit committee	Born:	1949
	First elected:	1995
	Term expires:	2009
	Principal occupation:	Chief Executive Officer of Productos Dorel, S.A. de C.V. and Janel, S.A. de C.V.
	Other directorships:	Member of the board of directors of Banco Inbursa, Cigarros La Tabacalera Mexicana, Seguros Inbursa, Grupo Financiero Inbursa, S.A.B. de C.V., Grupo Carso, S.A.B. de C.V., Inbursa Sociedad de Inversión de Capitales, Sanborn Hermanos, S.A., Sears Roebuck de México, S.A. de C.V., América Telecom, S.A. de C.V., Carso Global Telecom, S.A.B. de C.V. and Minera Tayahua

Ángel Losada Moreno Director	Born:	1955
	First elected:	1991
	Term expires:	2009
	Principal occupation:	Chairman of the board of directors and Chief Executive Officer of Grupo Gigante, S.A.B. de C.V.
	Other directorships:	Chairman of the board of directors of Office Depot de México, S.A. de C.V.; member of the board of directors of Grupo Financiero Banamex—Accival, S.A. de C.V., Price Smart, Inc and Food Market Institute
	Business experience:	President of the Advisory Board of the National Association of Autoservice and Department Stores (ANTAD); member of the Board of Directors of Chamber of Commerce of Mexico City, Casa de Bolsa Inverlat, S.A., Seguros de América, S.A. and Food Market Institute

Juan Antonio Pérez Simón Vice Chairman; chairman of the corporate practices committee; member of the executive committee	Born:	1941
	First elected:	1991
	Term expires:	2009
	Principal occupation and other directorships:	Chairman of the board of directors and member of the executive committee of Sanborn Hermanos, S.A.; member of the board of directors of Grupo Carso, S.A.B. de C.V., Grupo Financiero Inbursa, S.A.B. de C.V., Carso Global Telecom, S.A.B. de C.V., Cigarros La Tabacalera Mexicana, América Telecom, S.A. de C.V. and Sears Roebuck de México, S.A. de C.V.

Marco Antonio Slim Domit Director	Born:	1968
	First elected:	1995
	Term expires:	2009
	Principal occupation:	Chairman of the board of directors and Chief Executive Officer of Grupo Financiero Inbursa, S.A.B. de C.V.
	Other directorships:	Member of the board of directors of Grupo Carso, S.A.B. de C.V., Carso Global Telecom, S.A.B. de C.V. and Grupo Sanborns, S.A. de C.V.
	Business experience:	Various positions in the financial and commercial area at Grupo Financiero Inbursa, S.A.B. de C.V.

Héctor Slim Seade Director; alternate member of the executive committee	Born:	1963
	First elected:	2007
	Term expires:	2009
	Principal occupation:	Chief Executive Officer of Teléfonos de México, S.A.B. de C.V.
	Other directorships:	Member of the board of directors of Grupo Financiero Inbursa, S.A.B. de C.V.
	Business experience:	Chief Operational Support and Procurement Officer of Teléfonos de México, S.A.B. de C.V.; Chief Executive Officer of Fianzas Guardiana Inbursa; Administrative Officer of Banco Inbursa

John J. Stephens Director; member of the executive committee	Born:	1959
	First elected:	2008
	Term expires:	2009
	Principal occupation:	Senior Vice President and Controller, AT&T Inc.
	Business experience:	Various positions at AT&T Inc. since 1992

Larry I. Boyle Director; alternate member of the executive committee	Born:	1957
	First elected:	2006
	Term expires:	2009
	Principal occupation:	Chief Financial Officer of AT&T Mexico, Inc.
	Business experience:	Various positions at AT&T, Inc. since 1985

Rafael Moisés Kalach Mizrahi Director; chairman of the audit committee	Born:	1946
	First elected:	1995
	Term expires:	2009
	Principal occupation:	Chairman of the board of directors and Chief Executive Officer of Grupo Kaltex, S.A. de C.V.
	Other directorships:	Member of the board of directors of Grupo Carso, S.A.B. de C.V., Sears Roebuck, S.A. de C.V., Grupo Sanborns, S.A. de C.V. and U.S. Commercial Corp., S.A.B. de C.V.
	Business experience:	Member of the board of directors of Banco Nacional de México and Bursamex Casa de Bolsa

Ricardo Martín Bringas Director	Born:	1960
	First elected:	1998
	Term expires:	2009
	Principal occupation:	Chief Executive Officer of Organización Soriana, S.A.B. de C.V.
	Other directorships:	Member of the board of directors of Banco HSBC México, S.A., Grupo Financiero Banamex—Accival, S.A. de C.V., Grupo Financiero Banorte, S.A.B. de C.V. and ING de México; member of Consejo Mexicano de Hombres de Negocios, A.C.
	Business experience:	Various positions in the management and financial area at various companies, including Organización Soriana, La Ciudad de París and Restaurantes Martin’s

The alternate directors elected at the annual ordinary general meeting of our shareholders held on April 25, 2008, each of whom serves a one-year term, are as follows:

First Elected Director or Alternate Director
Patrick Slim Domit	1999
José Humberto Gutiérrez-Olvera Zubizarreta	1996
Antonio Cosío Pando	2002
Agustín Franco Macías	1991
Eduardo Tricio Haro	2005
Jaime Alverde Goya	1993
Eduardo Valdés Acra	2000
Jorge A. Chapa Salazar	2002
Jorge C. Esteve Recolons	2004

The Secretary of the Board of Directors is Sergio F. Medina Noriega.

Of our directors and alternate directors, Élmer Franco Macías and Agustín Franco Macías are brothers; Antonio Cosío Pando is the son of Antonio Cosío Ariño; Carlos Slim Domit, Marco Antonio Slim Domit and Patrick Slim Domit are sons of Carlos Slim Helú; and Héctor Slim Seade is the nephew of Carlos Slim Helú.

Executive Committee

Our bylaws provide that the executive committee may generally exercise the powers of the Board of Directors. The Board of Directors is also required to consult the executive committee before deciding on certain matters set forth in the bylaws, and the executive committee must provide its views within 10 calendar days following a request from the Board of Directors.

The executive committee is elected from among the directors and alternate directors by a majority vote of the AA Shares and A Shares voting together. Under an agreement entered into in December 2000 between Carso Global Telecom and AT&T International, the executive committee consists of four members. The majority of its members must be of Mexican nationality and elected by Mexican shareholders. Carso Global Telecom and AT&T International have agreed to vote for three members named by Carso Global Telecom and one member named by AT&T International. The current members of the executive committee are Jaime Chico Pardo, Juan Antonio Pérez Simón and Carlos Slim Domit, all nominated by Carso Global Telecom and elected by various other Mexican investors, and John J. Stephens, named upon nomination by AT&T International. The current alternate members of the executive committee are Antonio Cosío Ariño, José Humberto Gutiérrez-Olvera Zubizarreta and Héctor Slim Seade, all nominated by Carso Global Telecom and elected by various other Mexican investors, and Larry I. Boyle, named upon nomination by AT&T International. The current members and alternate members of the executive committee were appointed at the annual ordinary general meeting of shareholders held on April 25, 2008.

Audit Committee

The audit committee consists of Rafael Moisés Kalach Mizrahi (the audit committee’s chairman, appointed at the annual ordinary general meeting of shareholders held on April 25, 2008), Antonio Cosío Ariño and José Kuri Harfush, all three of whom are directors. Each member of the audit committee qualifies as independent, as determined by our shareholders at their annual ordinary general meeting pursuant to the Mexican Securities Market Law, and also meets the independence requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. See Item 16A. Audit Committee Financial Expert. The audit committee operates under a written charter approved by our Board of Directors.

The mandate of the audit committee is to establish and monitor procedures and controls to ensure that the financial information we distribute is useful, appropriate and reliable and accurately reflects our financial position. The mandate of our audit committee includes the following functions, among others:

•

give an opinion to the Board of Directors with respect to matters assigned to it under the Mexican Securities Market Law, including: (a) our internal control and internal audit guidelines, (b) our accounting policies by reference to financial reporting standards, (c) our financial statements, (d) the appointment of our external auditors, and (e) transactions that either are outside the ordinary course of our business or, in relation to the results for the immediately preceding fiscal quarter, in any of the following cases: (i) the acquisition or disposition of assets or (ii) the provision of guaranties or the assumption of liabilities, in each case, equal to or greater than 5% of our consolidated assets;

•

evaluate, analyze and supervise the work performed by our external auditors, including (a) review with them our annual and interim financial statements; (b) approve non-audit services provided by them; (c) resolve any disagreements between them and management; and (d) ensure their independence and objectivity;

•	discuss our financial statements with the persons responsible for their preparation and review and issue a recommendation to the Board of Directors with respect to committee’s approval thereof;

•	inform the Board of Directors of the status of our internal control and internal audit system, including any detected irregularities;

•

prepare the opinion required by the Mexican Securities Market Law with respect to the annual report of our chief executive officer and submit it to our Board of Directors, for subsequent presentation at the shareholders’ meeting;

•

assist the Board of Directors in the preparation of the reports required by the Mexican Securities Market Law regarding our principal accounting and financial information policies and criteria, and the Board of Directors’ activities and operations;

•	seek the opinion of independent experts and other advisors when required or deemed necessary;

•

investigate possible violations of operational guidelines and policies or of the internal control, internal audit and accounting records system by examining the documentation, records and other evidence deemed necessary;

•	request periodic meetings with management and any information related to our internal control and internal audit;

•	call a shareholders’ meeting and request the inclusion of matters it considers appropriate on the agenda;

•	report to the Board of Directors on any detected significant irregularities and on its activities in general, propose corrective actions, and conduct an annual self-evaluation;

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

•

establish procedures for receiving, retaining and addressing complaints regarding our accounting, internal control and audit matters, including procedures for confidential submission of such complaints;

•

set aside times during meetings for discussions and deliberations, and establish a schedule for meeting with the head of our internal audit department and with our external auditors, without the presence of the chief executive officer and other executive officers;

•	review and analyze with management and our external auditors this Annual Report and the quarterly financial results presented to the SEC;

•	oversee that the chief executive officer executes the resolutions adopted by our shareholders or by the Board of Directors;

•

oversee the establishment of mechanisms and internal controls that allow to verify that our actions and operations comply with applicable rules, as well as implement methodologies that allow review of the fulfillment of the foregoing function;

•

assist the Board of Directors in monitoring the principal risks to which we are exposed, as identified on the basis of the information presented by the committees of our Board of Directors, our chief executive officer and our External Auditors, as well as in monitoring our accounting, internal control, internal audit, records, archive and information systems; and

•	perform any other functions pursuant to its mandate or expressly conferred by our shareholders or the Board of Directors.

The audit committee has reviewed this Annual Report, as well as our consolidated financial statements and notes thereto included elsewhere in this Annual Report, and recommended that such financial statements be included herein.

Corporate Practices Committee

The corporate practices committee consists of Juan Antonio Pérez Simón (the corporate practices committee’s chairman, appointed at the annual ordinary general meeting of shareholders held on April 25, 2008), Antonio Cosío Pando and Jaime Alverde Goya. The corporate practices committee operates under a written charter approved by our Board of Directors.

The mandate of our corporate practices committee includes the following functions, among others:

•

give an opinion to the Board of Directors with respect to matters assigned to it under the Mexican Securities Market Law, including: (a) the policies and guidelines for the use of our assets, including by related parties; (b) the policies and guidelines applicable to related party transactions; (c) the appointment, election or dismissal and the compensation of the chief executive officer, and the policies relating to the appointment and compensation of members of management; (d) policies for the authorization of loans or guarantees to related parties; and (e) exemptions for directors and members of management to participate in business opportunities that belong to us or to entities over which we have a significant influence;

•	seek the opinion of independent experts when required or deemed necessary;

•	call a shareholders’ meeting and request the inclusion of matters it considers appropriate on the agenda;

•

assist the Board of Directors in the preparation of the reports required by the Mexican Securities Market Law regarding our principal accounting and financial information policies and criteria, and the Board of Directors’ activities and operations; and

•	perform any other functions pursuant to its mandate or expressly conferred by our shareholders or the Board of Directors.

Finance and Planning Committee

At the annual ordinary general meeting of our shareholders held on April 25, 2008, the finance and planning committee was disbanded and its functions are now performed by our Board of Directors. Until April 25, 2008, the finance and planning committee consisted of Juan Antonio Pérez Simón (chairman), Ángeles Espinosa Yglesias and Jaime Alverde Goya and operated under a written charter approved by our Board of Directors. Each member of the finance and planning committee qualified as independent, as determined by our shareholders at their annual ordinary general meeting pursuant to the Mexican Securities Market Law.

The mandate of the Finance and Planning Committee was to assist the Board of Directors in the following financial and planning functions: (a) review investment policies proposed by senior management; (b) evaluate the financing policies proposed by senior management and submit them for approval by the Board of Directors; (c) participate in presentations to the Board of Directors regarding the conformity of principal proposed investments and financing transactions to our guidelines; (d) weigh in on strategic planning and assist the Board of Directors in monitoring financial projections and the concurrence of investment and financing policies with strategic objectives; (e) advise on annual budget assumptions and submit them for approval by the Board of Directors; (f) monitor our budget and strategic plan; (g) identify risk factors and review policies for managing those risks; and (h) perform any other functions the Board of Directors may delegate to the finance and planning committee.

Executive Officers

The names, responsibilities and prior business experience of our executive officers are as follows:

Héctor Slim Seade Chief Executive Officer	Appointed:	2006
	Business experience:	Director Operational Support of Teléfonos de México, S.A.B. de C.V.; Chief Executive Officer of Fianzas Guardiana Inbursa; Administrative Officer of Banco Inbursa

Adolfo Cerezo Pérez Chief Financial Officer	Appointed:	1991
	Business experience:	Various positions in finance at Teléfonos de México, S.A.B. de C.V., including treasurer

Arturo Elías Ayub Strategic Alliances, Communication and Institutional Relations	Appointed:	2002
	Business experience:	Chief Executive Officer of Sociedad Cadena and various positions at Telmex, including New Services, Regulation and Communication

Javier Mondragón Alarcón Regulation and Legal Affairs	Appointed:	1999
	Business experience:	General Counsel at Grupo Televisa S.A. de C.V.; executive vice president at Grupo Televicentro

Sergio Medina Noriega Legal	Appointed:	1995
	Business experience:	Various legal positions at Bancomer S.A. (now BBVA Bancomer); legal director of Empresas Frisco

Héctor Slim Seade is the nephew of Carlos Slim Helú, and Arturo Elías Ayub is the son-in-law of Carlos Slim Helú.

Compensation of Directors and Officers

For the year ended December 31, 2007, the aggregate compensation of all of our directors and executive officers paid for services in all capacities was approximately P.63.4 million, which included bonus payments totaling P.16.3 million. Annual bonus payments are approved by our corporate practices committee on the basis of various factors, including achievement of performance targets and seniority. Each director received an average fee of P.51.4 thousand (nominal) for each meeting of the Board of Directors attended in 2007. Members of committees of the Board of Directors received an average fee of P.17.2 thousand (nominal) for each committee meeting attended in 2007. None of our directors is a party to any contract with us or any of our subsidiaries that provides for benefits upon termination of employment. We do not provide pension, retirement or similar benefits to our directors in their capacity as directors. Our executive officers are eligible for benefits on the same terms as all other Telmex employees, and we do not separately set aside, accrue or determine the amount of our costs that is attributable to executive officers.

Share ownership of Carlos Slim Helú and certain members of his immediate family is set forth in Item 7. Major Shareholders and Related Party Transactions—Major Shareholders. Excluding the individuals discussed therein, our directors, alternate directors and executive officers as a group beneficially own less than 1% of any class of our capital stock.

Employees

We are one of the largest non-governmental employers in Mexico. The following table sets forth the number of employees and a breakdown of employees by main category of activity as of the end of each year in the three-year period ended December 31, 2007:

	December 31,
	2007	2006	2005
End-of-period number of employees	56,796	57,941	58,463
Employees by category of activity:
Local	37,683	37,660	38,430
Long distance	5,016	6,630	7,170
Other	14,097	13,651	12,863

At December 31, 2007, the Telephone Workers’ Union of Mexico (known by its Spanish acronym, STRM) represented approximately 73.3% of our employees, and members of other unions represented approximately 7.1% of our employees. All management positions are held by non-union employees. Salaries and certain benefits for unionized personnel are renegotiated every year and the collective bargaining agreements with our unionized employees are renegotiated every two years. In April 2008, we and the STRM agreed to a 4.4% nominal increase in basic wages and a 2.45% nominal increase in benefits.

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The AA Shares represented 42.8% of the total capital stock and 95.0% of the full voting shares (AA shares and A Shares) as of June 11, 2008. The AA Shares are owned by (1) Carso Global Telecom, (2) AT&T International and (3) various other Mexican investors. Carso Global Telecom holds interests in telecommunications and was created in an escisión of Grupo Carso in 1996. Carso Global Telecom may be deemed to control us. According to reports of beneficial ownership of our shares filed with the SEC, Carso Global Telecom is controlled by Mr. Carlos Slim Helú and members of his immediate family.

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

The following table identifies owners of five percent or more of any class of our shares as of June 11, 2008, unless otherwise indicated. Except as described below, we are not aware of any holder of five percent or more of any class of our shares. Holders of five percent or more of any class of our shares have the same voting rights with respect to their shares as do holders of less than five percent of the same class.

	AA Shares(1)		A Shares(2)		L Shares(3)(4)		Percent of voting shares(5)
	Shares (millions)	Percent of class	Shares (millions)	Percent of class	Shares (millions)	Percent of class
Carso Global Telecom(6)	6,000.0	73.9%	92.0	21.7%	4,658.0	44.8%	71.3%
AT&T International(6)	1,799.5	22.2	—	—	—	—	21.1
Brandes Investment Partners, L.P.(7)	—	—	—	—	791.9	7.6	—

(1)	As of June 11, 2008, there were 8,115 million AA Shares outstanding, representing 95.0% of the total full voting shares (AA Shares and A Shares).
(2)	As of June 11, 2008, there were 424 million A Shares outstanding, representing 5.0% of the total full voting shares (AA Shares and A Shares).
(3)	As of June 11, 2008, there were 10,402 million L Shares outstanding.
(4)	Based on reports of beneficial ownership filed with the SEC, (i) JPMorgan Chase & Co. beneficially owned less than 5% of our L Shares as of March 31, 2008 and as of March 31, 2007, compared to 7.5% as of March 31, 2006, and (ii) Franklin Resources, Inc. beneficially owned less than 5% of our L Shares as of March 31, 2008, compared to 5.5% as of April 10, 2007.
(5)	AA Shares and A Shares.
(6)	Holders of AA Shares and A Shares are entitled to convert a portion of these Shares to L Shares, subject to the restrictions set forth in our bylaws. In accordance with Mexican law and our bylaws, AT&T holds its AA Shares through a Mexican trust, pursuant to the terms of which the trustee votes AT&T’s AA Shares in the same way as Carso Global Telecom does, other than with respect to the election of the members of our Board of Directors and the Executive Committee. See Item 10. Additional Information—Bylaws and Mexican Law.
(7)	As of March 31, 2008. Derived from reports of beneficial ownership of our shares filed with the SEC. For comparability purposes, percent of class is calculated based on the number of L Shares outstanding on June 11, 2008.

The following table sets forth the share ownership, as of June 11, 2008, of our officers and directors who own more than one percent of any class of our capital stock. Carlos Slim Domit, Marco Antonio Slim Domit and Patrick Slim Domit, together with certain other members of Carlos Slim Helú’s immediate family, may be deemed to share beneficial ownership of 6,000 million AA Shares, 92.6 million A Shares and 4,879.3 million L Shares held by Carso Global Telecom and other companies that are under common control with us.

	AA Shares(1)		A Shares(1)		L Shares(1)		Percent of voting shares(2)
	Shares (millions)	Percent of class	Shares (millions)	Percent of class	Shares (millions)	Percent of class
Carlos Slim Domit(3)	6,000.0	73.9%	92.6	21.8%	4,888.8	47.0%	71.4
Marco Antonio Slim Domit(4)	6,000.0	73.9	92.6	21.8	4,888.8	47.0	71.4
Patrick Slim Domit(5)	6,000.0	73.9	92.6	21.8	4,889.8	47.0	71.4
Antonio Cosío Ariño(6)	130.4	1.6	—	—	—	—	1.5
Antonio Cosío Pando(6)	130.4	1.6	—	—	—	—	1.5

(1)	Holders of AA Shares and A Shares are entitled to convert a portion of these Shares to L Shares, subject to the restrictions set forth in our bylaws. See Item 10. Additional Information—Bylaws and Mexican Law. Based on reports of beneficial ownership filed with the SEC, as of June 11, 2008, 4,326,334,850 AA Shares and all A Shares of which Carlos Slim Domit, Marco Antonio Slim Domit, Patrick Slim Domit and certain other members of Carlos Slim Helú’s immediate family may be deemed to share beneficial ownership could be converted to L Shares.
(2)	AA Shares and A Shares.
(3)	Includes 9,516,264 L Shares owned directly by Carlos Slim Domit.
(4)	Includes 9,516,264 L Shares owned directly by Marco Antonio Slim Domit.
(5)	Includes 10,548,538 L Shares owned directly by Patrick Slim Domit.
(6)	Owned jointly by Antonio Cosío Ariño and Antonio Cosío Pando.

At December 31, 2007, 55.1% of our outstanding L Shares were represented by L Share ADSs, each representing the right to receive 20 L Shares, and 99.1% of the holders of L Share ADSs (11,632 holders, including The Depository Trust Company, or DTC) had registered addresses in the United States. In November 2000, we established a sponsored ADS program for the A Share ADSs. 25.8% of our outstanding A Shares were held in the form of A Share ADSs at December 31, 2007, each representing the right to receive 20 A Shares, and 99.6% of the holders of A Share ADSs (4,090 holders, including The Depository Trust Company) had registered addresses in the United States.

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

We purchase our shares on the Mexican Stock Exchange from time to time up to a specified maximum aggregate value authorized by the holders of AA Shares and A Shares and our Board of Directors. In 2007, we purchased 839.9 million L Shares and 2.8 million A Shares, representing 4.2% of the shares outstanding at the beginning of 2007, with an aggregate value of P.15,782.8 million (P.15,475.8 million historical).

Since January 1, 1997, Carso Global Telecom has purchased A Shares and L Shares on the open market from time to time. In percentage terms, the ownership position of Carso Global Telecom has also increased as a result of our repurchase of our own shares. Carso Global Telecom’s percentage ownership of A Shares was 21.4% on December 31, 2007, 20.6% on December 31, 2006 and 19.2% on December 31, 2005. Carso Global Telecom’s percentage ownership of L Shares was 42.9% on December 31, 2007, 39.1% on December 31, 2006 and 28.5% on December 31, 2005.

RELATED PARTY TRANSACTIONS

General

We engage in a variety of transactions in the ordinary course of business with affiliates. Pursuant to Mexican law, our bylaws and applicable internal guidelines, provided that the corporate practices committee of our Board of Directors has opined favorably, our Board of Directors has to vote on whether or not to approve any transaction with a related party (1) the value of which exceeds 1% of our consolidated assets, (2) that is outside the ordinary course of our business or at non-market prices, or (3) that is with employees and is not on the same terms as transactions with any other customers and does not result from employee benefits of general character. A director with an interest in a transaction with a related party is not permitted to vote on its approval.

Our transactions with affiliates include making interconnection payments to América Móvil, purchasing network construction services and materials from a subsidiary of Grupo Carso and using insurance and bank services from Grupo Financiero Inbursa, S.A.B. de C.V., or Grupo Financiero Inbursa. In addition, we rent private circuits and provide long distance services to América Móvil, sell network construction materials to Grupo Carso and provide certain services to Grupo Carso and Grupo Financiero Inbursa. Grupo Carso and Grupo Financiero Inbursa are under common control with Carso Global Telecom, and several of their directors are also members of our Board of Directors. See Item 6. Directors, Senior Management and Employees—Directors.

Following the Escisión of our Latin American and yellow pages directory businesses, which was effected on December 26, 2007 (see Item 4. Information on the Company—The Escisión), there has been a variety of contractual relationships between Telmex and Telmex Internacional, both to accomplish the Escisión and to provide for ongoing relationships. For these purposes, we have entered into a master transition agreement with Telmex Internacional (the “Master Agreement”), the principal terms of which are described below. In addition, (1) we complete international traffic from Telmex Internacional in Mexico, (2) Telmex Internacional completes international traffic from us in Brazil, Colombia, Argentina, Chile, Peru and Ecuador, (3) Telmex Internacional prints our white pages telephone directories, and (4) we provide Telmex Internacional access to our customer database for use in its yellow pages directory business in Mexico and handle the billing and collection of payments from advertisers.

The aggregate amount of our purchases from affiliates was P.22,624 million in 2007, P.20,479 million in 2006 and P.21,928 million in 2005. The aggregate amount of our sales to these affiliates was P.9,306 million in 2007, P.8,340 million in 2006 and P.6,165 million in 2005. We believe that these transactions are at market prices.

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

We also pay fees to Carso Global Telecom and AT&T International for consulting and management services, pursuant to agreements with each party negotiated on behalf of us by a special committee of directors unaffiliated with any of the parties. The current agreement with Carso Global Telecom was renewed for the period beginning December 21, 2007, and the current agreement with AT&T International was renewed for the period beginning December 31, 2007, each on substantially similar terms to the prior agreements. We paid to both companies an aggregate amount of U.S.$47.5 million in 2007, U.S.$39 million in 2006 and U.S.$39 million in 2005. Telmex Internacional has reimbursed us U.S.$22.5 million of the U.S.$45.0 million we have paid Carso Global Telecom for such services in 2008.

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

Transactions Relating to the Escisión

The creation of Telmex Internacional and the transfer of assets and liabilities from Telmex to Telmex Internacional was effected by the action of the extraordinary shareholders’ meeting of Telmex on December 21, 2007. We have not made any representations regarding the value of any of the assets we transferred to Telmex Internacional in the Escisión. Telmex Internacional has agreed to indemnify us against any liability, expense, cost or contribution asserted against us that arises out of the assets owned directly or indirectly by Controladora de Servicios de Telecomunicaciones, S.A. de C.V., or Consertel, the subsidiary whose shares were transferred to Telmex Internacional in the Escisión. For more information on the Escisión, see Item 4. Information on the Company—The Escisión.

The Master Agreement includes provisions intended to ensure that the purposes of the Escisión are fully achieved. Among other things, this agreement provides in general terms as follows:

•

Telmex Internacional agrees to indemnify us against any loss or expense resulting from the assertion against us of any liabilities or claims that were transferred to Telmex Internacional in the Escisión or that relate to the businesses transferred to Telmex Internacional in the Escisión.

•

We agree to indemnify Telmex Internacional against any loss or expense resulting from the assertion against Telmex Internacional of any liabilities or claims that were retained by us in the Escisión or that relate to the businesses retained by us in the Escisión.

•	The parties agree to cooperate in obtaining consents or approvals, giving notices or making filings, as may be required as a result of the Escisión or in order to achieve the purposes of the Escisión.

•	Each party agrees to provide the other with information required to prepare financial statements, tax returns, regulatory filings or submissions and for other specified purposes.

•

Each party agrees to maintain the confidentiality of any information concerning the other that it obtained prior to the Escisión or that it obtains in connection with the implementation of the Escisión.

•	Each party agrees that it will not take any action that could reasonably be expected to prevent the Escisión from qualifying as tax-free under Mexican or U.S. federal tax laws.

•	Each party releases the other from certain claims arising prior to the Escisión. We make no representations concerning the assets transferred directly or indirectly in the Escisión.

Under the Master Agreement, we provide a variety of administrative services to Telmex Internacional on an interim basis, including certain data processing and corporate support and administrative services, generally at cost plus a specified percentage. We expect Telmex Internacional to be dependent on us for these services through 2008 and possibly longer.

Transactions between Telmex and América Móvil

América Móvil has a variety of contractual relationships with us and with our subsidiaries. Because both we and América Móvil, the wireless operator that was established in an escisión we completed in 2000, provide telecommunications services in the same geographical markets, we have extensive operational relationships. These include interconnection between our respective networks; use by América Móvil of our private circuits; our provision of long distance service to América Móvil’s customers; use of facilities, particularly for the co-location of equipment on premises we own; and use by each of the services provided by the other. These operational relationships are subject to a variety of agreements, which for the most part were in place prior to the escisión and were not significantly modified as a result of the escisión. Many of them are also subject to specific regulations governing all telecommunications operators. Interconnection fees represent the largest component of amounts paid under these agreements. In addition, we distribute América Móvil’s handsets and prepaid cards in our stores. The terms of the arrangements with América Móvil are generally similar to those on which each company does business with other, unaffiliated parties.

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

LEGAL PROCEEDINGS

We are involved in legal proceedings in the ordinary course of our business, none of which is material. In addition, we are in the process of appealing various proceedings brought by our competitors alleging anti-competitive practices by us before competition authorities in Mexico. Recently, between November 2007 and February 2008, the Competition Commission commenced several industry-wide investigations to determine whether any operators, including Telmex and certain of our affiliates, possess substantial market power or engage in relative anti-competitive practices in certain segments of the Mexican telecommunications market. These investigations are at the stage of information collection and analysis, and we cannot predict their outcome. Findings adverse to Telmex may lead to the imposition of restrictions or monetary penalties on us. See Item 4. Information on the Company—Regulation—Dominant Carrier Regulations and —Competition.

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

Year ended December 31,	Pesos per Share		Dollars per Share
2007	P.	0.4400	U.S.$	0.0402
2006		0.4025		0.0365
2005		0.3700		0.0340
2004		0.3325		0.0294
2003		0.3025		0.0278

Since 1998, we have paid dividends quarterly. The dividends from earnings in a given year are determined at the annual meeting of shareholders in April of the following year, and paid in June, September and December of such following year and in March of the year after that. In April 2006, we declared a dividend of P.0.41 per share, which we paid in equal installments of P.0.1025 per share in June 2006, September 2006, December 2006 and March 2007. In April 2007, we declared a dividend of P.0.45 per share, which we paid in equal installments of P.0.1125 per share in June 2007, September 2007, December 2007 and March 2008. In April 2008, we declared a dividend of P.0.40 per share, which will be payable in equal installments of P.0.10 per share in June 2008, September 2008, December 2008 and March 2009.

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

The A Share ADSs, each representing 20 A Shares of Telmex, are issued by the Depositary, as depositary for the A Share ADSs. The A Shares are traded on the Mexican Stock Exchange, and the A Share ADSs are traded on the NASDAQ Capital Market.

The following table sets forth, for the periods indicated, the reported high and low sales prices for the L Shares on the Mexican Stock Exchange and the reported high and low sales prices for the L Share ADSs on the New York Stock Exchange. Prices have not been restated in constant currency units, but have been adjusted to give effect to the two-for-one stock split that occurred in May 2005. Following the Escisión and until June 10, 2008, the L Shares and L Share ADSs of Telmex and Telmex Internacional traded together. On June 11, 2008, the closing price of the L Shares on the Mexican Stock Exchange was P.12.49, and the closing price of the L Share ADSs on the New York Stock Exchange was U.S.$23.92.

	Mexican Stock Exchange				New York Stock Exchange
	(pesos per L Share)				(U.S. dollars per L Share ADS)
	High		Low		High		Low
Annual highs and lows
2007	P.	23.29	P.	14.32	U.S.$	43.26	U.S.$	25.89
2006		15.97		10.01		29.35		17.61
2005		13.27		8.92		24.79		16.49
2004		10.81		8.66		19.27		15.06
2003		9.53		7.48		17.25		14.42

Quarterly highs and lows
2008:
First quarter	P.	20.43	P.	16.96	U.S.$	38.39	U.S.$	30.88
2007
First quarter		18.63		14.32		33.83		25.89
Second quarter		23.29		18.45		43.26		33.37
Third quarter		22.32		17.07		41.37		30.10
Fourth quarter		21.35		17.16		39.43		32.48
2006:
First quarter		13.90		11.47		26.07		21.76
Second quarter		12.81		10.01		23.35		17.61
Third quarter		14.22		11.20		25.79		20.26
Fourth quarter		15.97		13.45		29.35		24.05

Monthly highs and lows
2007
December	P.	21.35	P.	18.76	U.S.$	39.43	U.S.$	34.45
2008
January		20.30		16.96		37.33		30.88
February		20.10		17.33		37.40		32.03
March		20.43		17.51		38.39		32.50
April		21.00		18.34		39.71		34.86
May		22.19		18.90		42.94		35.47

The table below sets forth, for the periods indicated, the reported high and low sales prices for the A Shares on the Mexican Stock Exchange and the high and low bid prices for A Share ADSs published by NASDAQ. Bid prices published by NASDAQ for the A Share ADSs are inter-dealer quotations and may not reflect actual transactions. Prices have not been restated in constant currency units, but have been adjusted to give effect to the two-for-one stock split that occurred in May 2005. Following the Escisión and until June 10, 2008, the A Shares and A Share ADSs of Telmex and Telmex Internacional traded together. On June 11, 2008, the closing price of the A Shares on the Mexican Stock Exchange was P.12.60, and the closing price of the A Share ADSs on NASDAQ was U.S.$24.09.

	Mexican Stock Exchange				NASDAQ
	(pesos per A Share)				(U.S. dollars per A Share ADS)
	High		Low		High		Low
Annual highs and lows
2007	P.	22.65	P.	14.30	U.S.$	43.14	U.S.$	25.71
2006		15.79		10.30		29.07		17.04
2005		13.25		8.97		24.50		16.40
2004		10.80		8.62		19.25		15.01
2003		9.50		7.48		17.25		14.26

Quarterly highs and lows
2008:
First quarter	P.	20.20	P.	17.60	U.S.$	38.06	U.S.$	30.01
2007:
First quarter		18.40		14.30		33.81		25.71
Second quarter		22.65		18.60		43.14		33.08
Third quarter		22.10		17.50		41.25		30.06
Fourth quarter		21.21		17.30		39.20		31.04
2006:
First quarter		13.80		11.50		26.52		21.36
Second quarter		12.66		10.30		23.49		17.04
Third quarter		14.14		11.40		25.81		20.34
Fourth quarter		15.79		13.70		29.07		24.25

Monthly highs and lows
2007:
December	P.	21.21	P.	18.50	U.S.$	39.20	U.S.$	34.57
2008:
January		20.20		17.60		37.16		30.01
February		19.80		17.80		37.16		32.00
March		20.15		18.00		38.06		32.20
April		20.99		18.76		39.69		34.49
May		22.15		18.97		42.99		34.85

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

Item 10. Additional Information

BYLAWS AND MEXICAN LAW

Set forth below is a brief summary of certain significant provisions of our bylaws. This description does not purport to be complete and is qualified by reference to our bylaws, which are filed as an exhibit to this Annual Report. For a description of the provisions of our bylaws relating to our Board of Directors and its committees, see Item 6. Directors and Officers of Registrant.

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

Each AA Share or A Share may be exchanged at the option of the holder for one L Share, provided that the AA Shares may never represent less than 20% of our outstanding capital stock or less than 51% of our combined AA Shares and A Shares. As of December 31, 2007, the AA Shares represented 41.9% of our outstanding capital stock and 95.0% of our combined AA Shares and A Shares.

Each L Share is exchangeable at the option of the holder for one AA Share by delivering the L Share certificate to our treasury for cancellation and receiving the corresponding AA Share certificate. The right to exchange is subject to limitations on non-Mexican ownership of AA Shares and to the requirement that the AA Shares and A Shares together may never represent more than 51% of our outstanding capital stock. As of December 31, 2007, the AA Shares and A Shares together represented 44.1% of our outstanding capital stock.

Voting Rights

Each AA Share and A Share entitles the holder thereof to one vote at any meeting of our shareholders. Each L Share entitles the holder to one vote at any meeting at which holders of L Shares are entitled to vote. Holders of L Shares are entitled to vote only to elect two members of the Board of Directors and the corresponding alternate directors and on the following matters:

•	the transformation of Telmex from one type of company to another;

•	any merger in which Telmex is not the surviving entity or any merger with an entity whose principal corporate purposes are different from those of Telmex (when Telmex is the surviving entity); and

•	cancellation of the registration of Telmex on the Mexican National Registry of Securities and any foreign stock exchange on which they are registered.

A resolution on any of the specified matters requires the affirmative vote of both a majority of all outstanding shares and a majority of the AA Shares and the A Shares voting together.

Under Mexican law, holders of shares of any series are also entitled to vote as a class on any action that would affect the rights of holders of shares of such series. Additionally, holders of 20% or more of all outstanding shares would be entitled to request judicial relief against any such action taken without such a vote. The determination whether an action requires a class vote on these grounds would initially be made by the Board of Directors or any other party calling for shareholder action. A negative determination could be subject to judicial challenge by an affected shareholder, and a court would ultimately determine the necessity for a class vote. There are no other procedures for determining whether a proposed shareholder action requires a class vote, and Mexican law does not provide extensive guidance on the criteria to be applied in making such a determination.

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

Under the Mexican Securities Market Law, however, if Telmex were to increase its capital stock to effect a public offering of newly issued shares or were to resell any repurchased shares, no preemptive rights would be available to the holders of outstanding shares as a result of the issuance or resale. As of December 31, 2007, Telmex had 12,840.2 million repurchased L Shares and 31.3 million repurchased A Shares in its treasury.

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

Non-Mexican investors are not permitted to own more than 49% of the capital stock of a Mexican corporation engaged in the telephone business. Pursuant to a decision of the Foreign Investment Commission dated August 10, 1990, the L Shares of Telmex, because of their limited voting rights, are not taken into account in determining compliance with this restriction and accordingly are not subject to Mexican ownership restrictions. The A Shares are also unrestricted. The AA Shares, however, which must always represent at least 51% of the combined AA Shares and A Shares, may be owned only by holders that qualify as Mexican investors as defined in the Foreign Investment Law and our bylaws. A holder that acquires AA Shares in violation of the restrictions on non-Mexican ownership will have none of the rights of a shareholder with respect to those AA Shares. As a consequence of these limitations, a non-Mexican investor cannot own AA Shares except through a trust that effectively neutralizes the votes of non-Mexican investors.

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

Restrictions on Certain Transactions

Our bylaws provide that any acquisition of more than 10% of our issued and outstanding shares, effected in one or more transactions by any person or group of persons acting in concert, requires prior approval by our Board of Directors.

Restrictions on Deregistration in Mexico

Our shares are registered with the National Registry for Securities, as required under the Mexican Securities Market Law. If we wish to cancel our registration, or if it is cancelled by the CNBV, we will be required to make a public offer to purchase all outstanding shares prior to such cancellation. Unless the CNBV authorizes otherwise, the offer price will be the higher of: (1) the average of the closing price during the previous 30 days on which the shares may have been quoted, or (2) the book value of the shares in accordance with the most recent quarterly report submitted to the CNBV and to the Mexican Stock Exchange. If, after the public offer is concluded, there are still outstanding shares held by the general public, we will be required to create a trust for a period of six months, into which we will be required to contribute funds in an amount sufficient to purchase, at the same price as the offer price, the number of outstanding shares held by the general public. Within the five days prior to the commencement of the public offer, after taking into account the opinion of the audit committee, our Board of Directors must publish its opinion regarding the offer price.

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

Enforceability of Civil Liabilities

Telmex is organized under the laws of Mexico, and most of our directors, officers and controlling persons reside outside the United States. In addition, substantially all of our assets and their assets are located in Mexico. As a result, it may be difficult for investors to effect service of process within the United States on such persons. It may also be difficult to enforce against them, either inside or outside the United States, judgments obtained against them in U.S. courts, or to enforce in U.S. courts judgments obtained against them in courts in jurisdictions outside the United States, in any action based on civil liabilities under the U.S. federal securities laws. There is doubt as to the enforceability against such persons in Mexico, whether in original actions or in actions to enforce judgments of U.S. courts, of liabilities based solely on the U.S. federal securities laws.

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

TAXATION

The following summary contains a description of certain Mexican federal and U.S. federal income tax consequences of the acquisition, ownership and disposition of our L Shares, A Shares, L Share ADSs, or A Share ADSs, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, hold or sell shares or ADSs.

The Convention for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion and a Protocol thereto between the United States and Mexico entered into force on January 1, 1994 and has been amended by an additional protocol that entered into force on July 3, 2003 (together, the “Tax Treaty”). The United States and Mexico have also entered into an agreement concerning the exchange of information with respect to tax matters.

This discussion does not constitute, and should not be considered as, legal or tax advice to holders. This discussion is for general information purposes only and is based upon the federal tax laws of Mexico (including the Mexican Income Tax Law and the Mexican Federal Tax Code) and the United States as in effect on the date of this Annual Report (including the Tax Treaty), which are subject to change, and such changes may have retroactive effect. Holders of our shares or ADSs should consult their own tax advisers as to the Mexican, U.S. or other tax consequences of the purchase, ownership and disposition of our shares or ADSs, including, in particular, the effect of any foreign, state or local tax laws.

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

For purposes of Mexican taxation, the definition of residence is highly technical and residence arises in several situations. Generally, an individual is a resident of Mexico if he or she has established his or her home in Mexico, or if he or she has his or her center of interests in Mexico; a corporation is considered a resident if it has established its place of effective management in Mexico. However, any determination of residence should take into account the particular situation of each person or legal entity.

If a legal entity or an individual is deemed to have a permanent establishment in Mexico for Mexican tax purposes, all income attributable to that permanent establishment will be subject to Mexican income taxes, in accordance with applicable tax laws.

This summary does not address all of the Mexican tax consequences that may be applicable to specific holders of the shares (including a holder that controls us, an investor that holds 10% or more of the shares or holders that constitute a group of persons for purposes of Mexican law). It also does not purport to be a comprehensive description of all the Mexican tax considerations that may be relevant to a decision to purchase, own or dispose of the shares. In particular, this summary does not describe any tax consequences arising under the laws of any state, locality, municipality or taxing jurisdiction other than certain federal laws of Mexico.

Tax Treaties

The Mexican Income Tax Law has established procedural requirements for a nonresident holder disposing of shares to be entitled to benefits under any of the tax treaties to which Mexico is a party. These procedural requirements include the obligation to (i) prove tax treaty residence, (ii) appoint a representative in Mexico for taxation purposes and (iii) present tax calculations prepared by authorized certified public accountants. These requirements are also applicable to provisions of the Tax Treaty that may affect the taxation of certain U.S. holders (as defined in —U.S. Federal Income Tax Considerations).

Payment of Dividends

Dividends, either in cash or in kind, paid with respect to our shares or ADSs will not be subject to Mexican withholding tax.

Taxation of Dispositions

Under current Mexican law and regulations, there is no basis for the Mexican tax authorities to impose taxes on income realized by a nonresident holder from a disposition of shares or ADSs, provided that (i) the transaction is carried out through (a) the Mexican Stock Exchange, (b) other securities exchanges or markets approved by the Mexican Ministry of Finance or (c) other securities exchanges or markets with ample securities trading that are located in countries with which Mexico has entered into an income tax treaty, such as the New York Stock Exchange, the Frankfurt Stock Exchange, NASDAQ and the Mercado de Valores Latinoamericanos en Euros (Latibex), and (ii) certain other requirements are met, including that the acquisition was made pursuant to a non-restricted open market offer.

For a nonresident corporation or individual that does not meet the requirements summarized above, proceeds obtained from the sale or disposition of shares will be subject to a 25% tax. Under certain circumstances, nonresident corporations and individuals, alternatively, may elect to pay a 20% tax on the gain obtained from the transaction.

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

Other Mexican Taxes

Under certain circumstances, a nonresident holder will not be liable for estate, inheritance or similar taxes with respect to its holdings of shares or ADSs. A gratuitous transfer of shares by a nonresident holder, however, may in certain circumstances result in the imposition of Mexican tax upon the recipient. There are no Mexican stamp, issue, registration or similar taxes payable by a nonresident holder with respect to shares or ADSs.

U.S. Federal Income Tax Considerations

The following is a summary of certain U.S. federal income tax consequences to U.S. holders (as defined below) of the acquisition, ownership and disposition of shares or ADSs. The summary does not purport to be a comprehensive description of all of the tax consequences of the acquisition, ownership or disposition of shares or ADSs that may be relevant to U.S. holders. The summary applies only to U.S. holders that will hold their shares or ADSs as capital assets and does not apply to special classes of U.S. holders such as dealers in securities or currencies, holders with a functional currency other than the U.S. dollar, holders of 10% or more of our voting shares (whether held directly or through ADSs or both), tax-exempt organizations, financial institutions, holders liable for the alternative minimum tax, securities traders electing to account for their investment in their shares or ADSs on a mark-to-market basis, certain short-term holders of shares or ADSs and persons holding their shares or ADSs in a hedging transaction or as part of a straddle or conversion transaction.

For purposes of this discussion, a “U.S. holder” is a holder or beneficial owner of shares or ADSs that is:

•	a citizen or resident of the United States of America;

•	a corporation organized under the laws of the United States of America or any state thereof; or

•	otherwise subject to U.S. federal income taxation on a net income basis with respect to the shares or ADSs.

If a partnership holds our shares or ADSs, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partners of a partnership holding our shares or ADSs should consult their own tax advisers.

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

Taxation of Distributions

In this discussion, we use the term “dividends” to mean distributions paid out of our current or accumulated earnings and profits with respect to our shares or ADSs. In general, the gross amount of any dividends will be subject to U.S. federal income taxation. Dividends will be paid in pesos and will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day that they are received by the U.S. holder in the case of shares or by the depositary in the case of ADSs. U.S. holders should consult their own tax advisers regarding the treatment of foreign currency gain or loss, if any, on any pesos received by a U.S. holder or depositary that are converted into U.S. dollars on a date subsequent to receipt. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011 with respect to the ADSs, L Shares and A Shares will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs, L Shares and A Shares will be treated as qualified dividends if (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service has approved for the purposes of the qualified dividend rules and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company, or PFIC. The Tax Treaty has been approved for the purposes of the qualified dividend rules. In addition, based on our audited consolidated financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2006 or 2007 taxable years. In addition, based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2008 taxable year.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the shares or ADSs (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you on a subsequent disposition of the shares or ADSs), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. However, we do not expect to keep earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend (as discussed above).

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

Gain, if any, realized by a U.S. holder on the sale or other disposition of the shares or ADSs will be treated as U.S. source income for U.S. foreign tax credit purposes. Consequently, if a Mexican withholding tax is imposed on the sale or disposition of the shares or ADSs, a U.S. holder that does not receive significant foreign source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of these Mexican taxes. U.S. holders should consult their own tax advisers regarding the application of the foreign tax credit rules to their investment in, and disposition of, our shares or ADSs.

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

•

provides an accurate taxpayer identification number on a properly completed Internal Revenue Service Form W-9 and certifies that it is not subject to backup withholding has occurred and otherwise complies with applicable requirements of the backup withholding rules.

The amount of any backup withholding from a payment to a holder will be allowed as a credit against the U.S. holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is furnished to the Internal Revenue Service.

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

CORPORATE GOVERNANCE PRACTICES

The disclosure of the significant ways our corporate governance practices differ from those required for U.S. companies under the New York Stock Exchange and the NASDAQ listing standards is posted on our website and can be accessed at www.telmex.com.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk

EXCHANGE RATE AND INTEREST RATE RISKS

We are exposed to exchange rate risk and interest rate risk related to our indebtedness. Exchange rate risk exists principally with respect to our indebtedness denominated in currencies other than Mexican pesos. As of December 31, 2007, indebtedness denominated in foreign currencies was P.73,462 million, of which P.73,213 million was denominated in U.S. dollars and P.249 million was denominated in euros. Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. We had P.49,481 million of indebtedness bearing interest at floating rates at December 31, 2007.

Market price risk exists principally with respect to our publicly traded marketable securities. As of December 31, 2007, we had P.718 million in marketable securities, which we hold for trading purposes. Our marketable securities are carried at market value, and gains and losses are recognized in our statement of income. We do not use any derivative instruments to hedge our marketable securities.

We use derivative instruments to minimize the impact of fluctuations in exchange rates and floating interest rates on our indebtedness. We regularly assess our exposure and monitor opportunities to manage these risks. See Item 5. Operating and Financial Review and Prospects—Hedging.

SENSITIVITY ANALYSIS DISCLOSURES

Exchange Rates

The potential loss in fair value of financial instruments held at December 31, 2007 that would have resulted from a hypothetical, instantaneous and unfavorable 10% change in currency exchange rates, taking into account our hedging transactions, would have been approximately P.1,106 million. Such a change in currency exchange rates would also have resulted in additional interest expense of approximately P.506 million per year, assuming no change in the principal amount of such indebtedness, reflecting the increased costs in pesos of servicing foreign currency indebtedness. This sensitivity analysis assumes an instantaneous unfavorable 10% change in exchange rates affecting the foreign currencies in which our indebtedness is denominated.

Interest Rates

The potential loss in fair market value of financial instruments held at December 31, 2007 that would have resulted from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rate applicable to such financial instruments, taking into account our hedging transactions, would have been approximately P.1,521 million. This effect would be fully attributable to the impact of the interest rate change on fixed-rate financial assets and liabilities. A hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rate applicable to floating-rate financial assets and liabilities held at December 31, 2007, taking into account our hedging transactions, would have resulted in additional interest expense of approximately P.52 million per year, assuming no change in the principal amount of such indebtedness. The above sensitivity analyses are based on the assumption of an unfavorable 100 basis point movement of the interest rates applicable to each homogeneous category of financial assets and liabilities. A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same interest rate movement with each homogeneous category. As a result, interest rate risk sensitivity analysis may overstate the impact of interest rate fluctuations for such financial instruments, as consistently unfavorable.

Market Prices

The potential loss in fair value of marketable securities held at December 31, 2007 that would have resulted from a hypothetical, instantaneous and unfavorable 10% change in the market price of such securities would have been approximately P.72 million.

Item 12. Description of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Securities Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2007. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework and, with respect to the effectiveness of our information technology, the criteria set forth in the Control Objectives for Information and related Technology (COBIT).

Based on our assessment and those criteria, management believes that the company maintained effective internal control over financial reporting as of December 31, 2007.

Mancera, S.C., a member practice of Ernst & Young Global, the independent registered public accounting firm that has audited our financial statements, has issued an attestation report on our internal control over financial reporting, which appears below.

There has been no change in our internal control over financial reporting during 2007 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

The Board of Directors and Stockholders

Teléfonos de México, S.A.B. de C.V.

We have audited Teléfonos de México, S.A.B. de C.V.’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Teléfonos de México, S.A.B. de C.V.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, Teléfonos de México, S.A.B. de C.V. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007 based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated balance sheets of Teléfonos de México, S.A.B. de C.V. as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in stockholders’ equity, and changes in financial position for each of the three years in the period ended December 31, 2007 of Teléfonos de México, S.A.B. de C.V. and our report dated June 23, 2008, expressed an unqualified opinion thereon.

Mancera, S.C.
A member practice of Ernst & Young Global

/s/ CPC Fernando Espinosa López
C.P.C. Fernando Espinosa López

Mexico City, Mexico
June 23, 2008

Item 16A. Audit Committee Financial Expert

Our Board of Directors has determined that Mr. Rafael Moisés Kalach Mizrahi, the chairman of our audit committee and a member of our Board of Directors, qualifies as an audit committee financial expert. Mr. Mizrahi has a certified public accountant degree from the Universidad Nacional Autonoma of Mexico. He is a member of the Insitute of Certified Public Accountants and the Association of Certified Public Accountants of Mexico, and has been a member of audit, finance and planning, and evaluation and compensation committees of various Mexican companies. Mr. Mizrahi qualifies as independent, as determined by our shareholders at their annual ordinary general meeting pursuant to the Mexican Securities Market Law and as defined under the rules of the New York Stock Exchange and the NASDAQ Stock Market, Inc. that are applicable to foreign private issuers. See Item 6. Directors, Senior Management and Employees—Audit Committee.

Item 16B. Code of Ethics

We have adopted a code of ethics, as defined in Item 16B of Form 20-F. Our code of ethics applies to our chief executive officer, chief financial officer, principal accounting officer, persons performing similar functions and other personnel. Our code of ethics is available on our website at www.telmex.com. If we amend the provisions of our code of ethics that apply to our chief executive officer, our chief financial officer, our principal accounting officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address.

Item 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, Mancera, S.C., a member practice of Ernst & Young Global, an independent, registered public accounting firm, and by other Ernst & Young Global members during the years ended December 31, 2007 and 2006:

	Year ended December 31,
	2007		2006
	(in thousands of constant pesos as of December 31, 2007)
Audit fees	P.	83,118	P.	84,174
Audit-related fees		1,593		8,393
Tax fees		7,396		2,850
All other fees		604		2,754

Total fees	P.	92,711	P.	98,171

Audit fees in the above table are the aggregate fees billed in connection with the audit of our annual financial statements, the review of our interim financial statements and statutory and regulatory audits, and include audit fees billed for the same services provided to our subsidiaries that were transferred to Telmex Internacional in the Escisión.

Audit-related fees in the above table are fees billed for services related to first-time compliance with SEC requirements pursuant to the Sarbanes-Oxley Act of 2002.

Tax fees in the above table are fees billed for tax compliance services. The increase in 2007 was mainly related to our request that our independent auditors commence a monthly review of monthly income tax prepayments beginning in 2007.

All other fees in the above table are fees billed primarily related to review of reports on our operations to industry regulatory agencies.

Audit Committee Approval Policies and Procedures

Our audit committee has established policies and procedures for the engagement of our independent auditors for services. Such policies and procedures outline services that require specific approval on a case-by-case basis and general services that have been approved in advance by the audit committee, which include statutory and regulatory audits, tax compliance and evaluation of the security of our information technology. Prior to providing any services that require specific pre-approval, our independent auditor, together with our chief financial officer, will jointly present to the audit committee a request for approval of audit services, in which such persons confirm that the request complies with applicable rules.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table provides information on L Shares purchased by our company and affiliated purchasers in 2007:

Year ended December 31, 2007	Total Number of L Shares Purchased(1)	Weighted Average Price Paid per L Share		Total Number of L Shares Purchased as Part of the Share Repurchase Program(2)	Weighted Average Price Paid per L Share Purchased as Part of the Share Repurchase Program		Approximate Peso Value (in Thousands) of L Shares that May Yet Be Purchased Under the Share Repurchase Program(3)
January 1-31	128,600,000	P.	15.54	81,100,000	P.	15.30	P.	13,019,824
February 1-28	136,995,000		16.90	110,995,000		16.91		11,136,133
March 1-31	174,105,500		17.01	140,309,400		17.00		8,746,786
April 1-30	46,600,000		19.29	41,100,000		19.29		22,952,056
May 1-31	35,360,000		20.23	35,360,000		20.23		22,232,469
June 1-30	32,073,100		21.26	32,050,000		21.26		21,547,938
July 1-31	45,488,300		19.70	41,814,800		19.61		20,724,591
August 1-31	47,016,300		18.48	44,550,000		18.49		19,897,967
September 1-30	57,766,100		18.61	52,700,000		18.65		18,912,381
October 1-31	89,000,000		19.95	89,000,000		19.95		17,133,011
November 1-30	85,162,700		18.80	80,662,700		18.81		15,609,059
December 1-31	90,296,600		20.06	90,296,600		20.06		13,788,581

Total/Average	968,463,600		18.17	839,938,500		18.36

(1)	We do not repurchase our L Shares other than through the share repurchase program. An aggregate of 129 million L Shares were purchased by our affiliated purchasers in 2007. These shares were purchased in open-market transactions.
(2)	We periodically repurchase our L Shares on the open market using funds authorized by our shareholders specifically for the repurchase of L Shares and A Shares by us at our discretion. On April 27, 2007, our shareholders authorized an additional P.15,000 million for the repurchase of L Shares and A Shares.
(3)	This is the approximate peso amount available at the end of the period for purchases of both L Shares and A Shares pursuant to the share repurchase program. These are nominal figures and have not been restated for inflation.

The following table provides information on A Shares purchased by our company and affiliated purchasers in 2007:

Year ended December 31, 2007	Total Number of A Shares Purchased(1)	Weighted Average Price Paid per A Share		Total Number of A Shares Purchased as Part of the Share Repurchase Program(2)	Weighted Average Price Paid per A Share Purchased as Part of the Share Repurchase Program		Approximate Peso Value (in Thousands) of A Shares that May Yet Be Purchased Under the Share Repurchase Program(3)
January 1-31	220,900	P.	15.25	220,900	P.	15.25	P.	13,019,82
February 1-28	405,800		16.86	405,800		16.86		11,136,133
March 1-31	234,000		17.54	234,000		17.54		8,746,786
April 1-30	104,600		19.21	104,600		19.21		22,952,056
May 1-31	196,600		20.77	196,600		20.77		22,232,469
June 1-30	146,300		20.91	146,300		20.91		21,547,938
July 1-31	160,300		20.00	160,300		20.00		20,724,591
August 1-31	144,000		18.77	144,000		18.77		19,897,967
September 1-30	148,800		18.41	148,800		18.41		18,912,381
October 1-31	211,800		19.89	211,800		19.89		17,133,011
November 1-30	347,400		19.03	347,400		19.03		15,609,059
December 1-31	461,700		19.41	461,700		19.41		13,788,581

Total/Average	2,782,200		18.66	2,782,200		18.66

(1)	No A Shares were purchased by us or our affiliated purchasers in 2007 other than under our share repurchase program.
(2)	We periodically repurchase our A Shares on the open market using funds authorized by our shareholders specifically for the repurchase of L Shares and A Shares by us at our discretion. On April 27, 2007, our shareholders authorized an additional P.15,000 million for the repurchase of L Shares and A Shares.
(3)	This is the approximate peso amount available at the end of the period for purchases of both L Shares and A Shares pursuant to the share repurchase program. These are nominal figures and have not been restated for inflation.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

See our consolidated financial statements beginning on page F-1, incorporated herein by reference.

Item 19. Exhibits

Documents filed as exhibits to this Annual Report:

1.1	Amended and restated bylaws (estatutos sociales) of Teléfonos de México, S.A.B. de C.V., dated December 21, 2007 (English translation).

2.1	Form of Amended and Restated L Share Deposit Agreement (incorporated by reference to the post-effective amendment to our registration statement on Form F-6 (File No. 333-125023) filed on September 28, 2006).

2.2	Form of Amended and Restated A Share Deposit Agreement (incorporated by reference to the post-effective amendment to our registration statement on Form F-6 (File No. 333-12936) filed on September 28, 2006).

2.3	Loan Agreement, dated as of August 11, 2006, among Teléfonos de México, S.A.B. de C.V., the lenders party thereto, Citibank, N.A., as administrative agent, ABN AMRO Bank N.V., BBVA Securities Inc., Citigroup Global Markets Inc., HSBC Securities (USA) Inc. and Calyon New York Branch, as joint bookrunners, ABN AMRO Bank N.V., as syndication agent, and Banco Bilbao Vizcaya Argentaria, S.A. and HSBC Securities (USA) Inc., as co-documentation agents (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2006 (File No. 1-32741) filed on July 16, 2007).

3.1	Agreement dated December 20, 2000 between Carso Global Telecom, S.A.B. de C.V. and SBC International, Inc. (AT&T International since 2006) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2000 (File No. 1-10749) filed on May 4, 2001).

4.1	Master Transition Agreement between Teléfonos de México, S.A.B. de C.V. and Telmex Internacional, S.A.B. de C.V., dated as of December 26, 2007 (English translation) (incorporated by reference to the registration statement on Form 20-F of Telmex Internacional, S.A.B. de C.V. (File No. 1-34086 filed on May 30, 2008).

4.2	Management Services Agreement dated December 21, 2007 between Teléfonos de México, S.A.B. de C.V. and Carso Global Telecom, S.A.B. de C.V. (English translation).

4.3	Management Services Agreement, dated January 2, 2001, between Teléfonos de México, S.A. de C.V. and AT&T Mexico, Inc. (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2003 (File No. 1-10749) filed on June 28, 2004).

4.4	Seventh Amendment, dated as of December 12, 2007, to Management Services Agreement, dated January 2, 2001, between Teléfonos de México, S.A.B. de C.V. and AT&T Mexico, Inc.

7.1	Calculation of ratios of earnings to fixed charges.

8.1	List of subsidiaries of Teléfonos de México, S.A.B. de C.V.

12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Mancera, S.C., to the incorporation by reference into the effective registration statement on Form F-3 of Teléfonos de México, S.A.B. de C.V. (File No. 333-111040) of its report with respect to the consolidated financial statements of Teléfonos de México, S.A.B. de C.V., which appears in this Annual Report on Form 20-F.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Teléfonos de México, S.A.B. de C.V.

We have audited the accompanying consolidated balance sheets of Teléfonos de México, S.A.B. de C.V. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in stockholders’ equity and changes in financial position for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material aspects, the consolidated financial position of Teléfonos de México, S.A.B. de C.V. and subsidiaries at December 31, 2007 and 2006, and the consolidated results of their operations and changes in their financial position for each of the three years in the period ended December 31, 2007, in conformity with Mexican Financial Reporting Standards, which differ in certain respects from U.S. generally accepted accounting principles (see Note 18 to the consolidated financial statements).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), Teléfonos de México, S.A.B. de C.V.’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 23, 2008, expressed an unqualified opinion thereon.

Mancera, S.C.
A Member Practice of Ernst & Young Global

/s/ C.P.C. Fernando Espinosa López
C.P.C. Fernando Espinosa López

Mexico City, Mexico

June 23, 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Income

(In thousands of Mexican pesos, except for earnings per share, with purchasing power at December 31, 2007)

	Year ended December 31
	2007		2006		2005		Millions of U.S. dollars, except for earnings per share 2007
Operating revenues:
Local service	P.	54,398,425	P.	58,250,991	P.	60,243,331	$5,006
Long distance service:
Domestic		17,348,649		18,324,142		18,907,216	1,596
International		9,678,537		10,531,469		10,592,995	891
Interconnection service		22,603,745		18,071,474		18,895,212	2,080
Corporate networks		11,339,790		10,877,371		11,182,832	1,044
Internet access services		10,940,226		10,157,799		8,799,632	1,007
Other		4,458,299		3,542,101		2,827,524	410

		130,767,671		129,755,347		131,448,742	12,034

Operating costs and expenses:
Cost of sales and services		32,364,110		32,059,170		32,434,924	2,978
Commercial, administrative and general expenses		19,552,442		19,382,514		19,111,380	1,799
Transport and interconnection		16,541,561		13,337,914		13,350,346	1,522
Depreciation and amortization (Notes 5 and 6) (includes P. 17,434,266 in 2007, P. 17,621,037 in 2006 and P. 19,366,330 in 2005, respectively, not included in cost of sales and services)		18,425,285		18,711,403		20,314,295	1,696

		86,883,398		83,491,001		85,210,945	7,995

Operating income		43,884,273		46,264,346		46,237,797	4,039

Employee profit sharing		2,867,019		3,059,444		3,039,278	264
Other income, net		(2,822,658)		(445,949)		(987,330)	(260)

Comprehensive financing cost:
Interest income		(1,396,088)		(1,495,017)		(2,036,087)	(128)
Interest expense		6,615,400		6,951,861		6,409,138	609
Exchange loss, net		643,137		1,159,178		3,554,181	59
Monetary gain, net		(2,513,085)		(2,846,024)		(2,228,689)	(232)

		3,349,364		3,769,998		5,698,543	308

Equity interest in net income (loss) of affiliates		17,245		8,723		(19,992)	1

Income before income tax		40,507,793		39,889,576		38,467,314	3,728
Income tax (Note 16)		11,618,710		12,189,035		11,204,758	1,069

Income from continuing operations		28,889,083		27,700,541		27,262,556	2,659
Income from discontinued operations, net of income tax (Note 2)		7,166,312		2,615,031		4,926,583	659

Net income	P.	36,055,395	P.	30,315,572	P.	32,189,139	$3,318

Distribution of net income:
Majority interest	P.	35,484,947	P.	29,640,032	P.	30,957,197	$3,266
Noncontrolling interest		570,448		675,540		1,231,942	52

	P.	36,055,395	P.	30,315,572	P.	32,189,139	$3,318

Weighted average number of shares issued and outstanding (millions)		19,766		20,948		22,893	19,766

Majority net income per share from continuing operations	P.	1.46	P.	1.32	P.	1.19	$0.13

Majority net income per share from discontinued operations	P.	0.34	P.	0.09	P.	0.16	$0.03

Majority net income per share	P.	1.80	P.	1.41	P.	1.35	$0.16

The accompanying notes are an integral part of these financial statements.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Balance Sheets

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

	December 31
	2007		2006		Million of U.S. dollars 2007
Assets
Current assets:
Cash and cash equivalents	P.	4,697,752	P.	10,765,752	$432
Marketable securities (Note 3)		718,144		2,930,559	66
Accounts receivable, net (Note 4)		20,210,704		20,740,574	1,860
Inventories for sale, net		2,191,110		1,709,158	202
Prepaid expenses and others		2,838,094		2,607,923	261
Current assets from discontinued operations (Note 2)				27,038,249

Total current assets		30,655,804		65,792,215	2,821
Plant, property and equipment, net (Note 5)		120,648,559		124,612,813	11,103
Inventories, primarily for operation of the telephone plant, net		1,747,582		2,145,189	161
Licenses, net (Note 6)		903,961		958,616	83
Equity investments (Note 7)		1,096,486		885,701	101
Net prepaid benefit obligation (Note 8)		15,621,167		19,892,861	1,437
Goodwill (Note 7)		431,652		448,168	40
Deferred charges, net		1,323,914		485,088	122
Non-current assets from discontinued operations (Note 2)				80,327,801

Total assets	P.	172,429,125	P.	295,548,452	$15,868

Liabilities and stockholders’ equity
Current liabilities:
Short-term debt and current portion of long-term debt (Note 9)	P.	12,282,260	P.	9,040,821	$1,130
Accounts payable and accrued liabilities (Note 11)		16,952,481		18,717,642	1,559
Taxes payable		2,008,785		3,594,795	185
Deferred credits (Note 10)		1,321,489		1,288,483	122
Current liabilities from discontinued operations (Note 2)				28,139,915

Total current liabilities		32,565,015		60,781,656	2,996

Long-term debt (Note 9)		79,179,854		81,376,228	7,287
Labor obligations (Note 8)		208,406		240,274	19
Deferred income tax (Note 16)		18,317,042		16,600,323	1,686
Long-term liabilities from discontinued operations (Note 2)				15,228,736

Total liabilities		130,270,317		174,227,217	11,988

Stockholders’ equity (Note 15):
Capital stock		9,402,561		28,011,334	865
Premium on sale of shares				20,919,197
Retained earnings:
Prior years		76,055,117		104,320,199	6,999
Current year		35,484,947		29,640,032	3,266

		111,540,064		133,960,231	10,265
Other accumulated comprehensive income		(78,822,851)		(64,725,867)	(7,254)

Majority stockholders’ equity		42,119,774		118,164,895	3,876
Noncontrolling interest		39,034		3,156,340	4

Total stockholders’ equity		42,158,808		121,321,235	3,880

Total liabilities and stockholders’ equity	P.	172,429,125	P.	295,548,452	$15,868

The accompanying notes are an integral part of these financial statements

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Financial Position

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

	Year ended December 31
	2007		2006		2005		Millions of U.S. dollars 2007
Operating activities
Net income	P.	36,055,395	P.	30,315,572	P.	32,189,139	$3,318
Add (deduct) items not requiring the use of resources:
Depreciation		18,290,793		18,603,118		20,208,466	1,683
Amortization		134,492		108,285		105,829	12
Deferred charges		949,862		230,960		331,654	87
Deferred income tax		1,206,747		(333,124)		(2,752,652)	111
Equity interest in net (income) loss of affiliates		(17,245)		(8,723)		19,992	(2)
Net period cost of labor obligations		4,487,080		4,760,925		4,760,134	413
Net income from discontinued operations		(7,166,312)		(2,615,031)		(4,926,583)	(660)

		53,940,812		51,061,982		49,935,979	4,962
Changes in operating assets and liabilities:
(Increase) decrease in:
Marketable securities		2,212,415		(2,920,436)		7,067	204
Accounts receivable		1,223,280		(221,579)		1,295,447	113
Inventories for sale		(2,583,474)		(988,367)		(503,154)	(238)
Prepaid expenses and others		72,918		(868,057)		(71,762)	7
(Decrease) increase in:
Labor obligations:
Contributions to trust fund		(64,935)		(100,722)		(63,800)	(6)
Payments to employees		(182,321)		(195,567)		(222,026)	(17)
Accounts payable and accrued liabilities		(1,765,160)		1,494,075		(371,568)	(162)
Taxes payable		(1,647,953)		435,327		(4,356,049)	(152)
Deferred credits		33,007		(31,076)		(111,970)	3

Resources provided by operating activities		51,238,589		47,665,580		45,538,164	4,714

Financing activities
New loans		14,930,842		17,182,460		22,811,451	1,374
Payment of loans		(10,750,844)		(14,152,806)		(9,708,577)	(989)
Effect of exchange rate differences and variances in debt expressed in constant pesos		(3,134,933)		(2,811,511)		(7,570,258)	(289)
Decrease in capital stock and retained earnings due to purchase of Company’s own shares		(15,782,839)		(24,683,786)		(18,926,971)	(1,452)
Payment of dividends		(8,820,074)		(8,846,171)		(9,237,377)	(812)

Resources used in financing activities		(23,557,848)		(33,311,814)		(22,631,732)	(2,168)

Investing activities
Plant, property and equipment		(13,846,483)		(13,368,927)		(15,522,456)	(1,274)
Inventories for operation of the telephone plant		406,826		(367,982)		397,237	37
Available for sale securities						7,723,123
Affiliated companies				(696,260)		151,011
Other		(239,005)		(33,870)		(320,292)	(22)

Resources used in investment activities		(13,678,662)		(14,467,039)		(7,571,377)	(1,259)

Net changes in operating assets and liabilities from discontinued operations		(20,070,079)		(9,291,192)		(9,640,157)	(1,847)

Net decrease in cash and cash equivalents		(6,068,000)		(9,404,465)		5,694,898	(560)
Cash and cash equivalents at beginning of year		10,765,752		20,170,217		14,475,319	991

Cash and cash equivalents at end of year	P.	4,697,752	P.	10,765,752	P.	20,170,217	$431

The accompanying notes are an integral part of these financial statements

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity for the years ended December 31, 2005, 2006 and 2007

(In thousands of Mexican pesos, except for dividends per share, with purchasing power at December 31, 2007)

	Capital stock		Premium on sale of shares		Retained earnings						Other accumulated comprehensive income		Majority stockholders’ equity		Noncontrolling interest		Comprehensive income		Total stockholders’ equity
					Legal reserve		Unappropriated		Total
Balances at January 1, 2005	P.	31,238,109	P.	20,919,197	P.	16,148,490	P.	109,621,694	P.	125,770,184	P.	(61,521,121)	P.	116,406,369	P.	16,378,459			P.	132,784,828
Initial accumulated effect of swaps, net of deferred taxes												340,514		340,514						340,514
Appropriation of earnings approved at regular stockholders’ meeting held in April 2005:
Cash dividends paid at P. 0.406 per share (P. 0.370 historical)								(9,237,377)		(9,237,377)				(9,237,377)						(9,237,377)
Repurchase of Company’s own shares in cash		(1,509,671)						(17,417,300)		(17,417,300)				(18,926,971)						(18,926,971)
Excess of book value over sale price of shares sold to companies under common control								(105,052)		(105,052)				(105,052)						(105,052)
Gain on sale of entities to companies under common control								1,230,677		1,230,677		28,741		1,259,418		(1,259,418)
Acquisition of noncontrolling interest and contribution from noncontrolling stockholders								3,889,439		3,889,439		268,108		4,157,547		(3,321,216)				836,331
Comprehensive income:
Net income for the year								30,957,197		30,957,197				30,957,197		1,231,942	P.	32,189,139		32,189,139
Other comprehensive income:
Effect of instruments available for sale:
Gain for the year												1,815,271		1,815,271				1,815,271		1,815,271
Gain on sale recognized in income												(553,914)		(553,914)				(553,914)		(553,914)
Changes in fair value of swaps, net of deferred taxes												(182,617)		(182,617)				(182,617)		(182,617)
Effect of translation of foreign entities, net												2,368,145		2,368,145		999,277		3,367,422		3,367,422
Deficit from holding non-monetary assets, net of deferred taxes												(4,545,135)		(4,545,135)		(1,903,597)		(6,448,732)		(6,448,732)

Comprehensive income																	P.	30,186,569

Balance at December 31, 2005		29,728,438		20,919,197		16,148,490		118,939,278		135,087,768		(61,982,008)		123,753,395		12,125,447			P.	135,878,842
Appropriation of earnings approved at regular stockholders’ meeting held in April 2006:
Cash dividends paid at P. 0.426 per share (P. 0.403 historical)								(8,846,171)		(8,846,171)				(8,846,171)						(8,846,171)
Cash dividends paid to noncontrolling stockholders in subsidiary								(200,830)		(200,830)				(200,830)		(245,503)				(446,333)
Repurchase of Company’s own shares in cash		(1,717,104)						(22,966,682)		(22,966,682)				(24,683,786)						(24,683,786)
Acquisition of noncontrolling interest								387,835		387,835				387,835		(10,174,464)				(9,786,629)
Gain on dilution of investment in split-up affiliate								858,279		858,279				858,279		29,647				887,926
Comprehensive income:
Net income for the year								29,640,032		29,640,032				29,640,032		675,540	P.	30,315,572		30,315,572
Other comprehensive income items:
Changes in fair value of swaps, net of deferred taxes												(139,028)		(139,028)				(139,028)		(139,028)
Effect of translation of foreign entities, net												1,052,378		1,052,378		946,438		1,998,816		1,998,816
Deficit from holding non-monetary assets, net of deferred taxes												(3,657,209)		(3,657,209)		(200,765)		(3,857,974)		(3,857,974)

Comprehensive income																	P.	28,317,386

Balance at December 31, 2006		28,011,334		20,919,197		16,148,490		117,811,741		133,960,231		(64,725,867)		118,164,895		3,156,340				121,321,235
Appropriation of earnings approved at regular stockholders’ meeting held in April 2007:
Cash dividends paid at P. 0.448 per share (P. 0.440 historical)								(8,820,074)		(8,820,074)				(8,820,074)						(8,820,074)
Repurchase of Company’s own shares in cash		(780,210)						(15,002,629)		(15,002,629)				(15,782,839)						(15,782,839)
Acquisition of noncontrolling interest								(164,575)		(164,575)				(164,575)		(450,572)				(615,147)
Gain on dilution of investment in split-up affiliate								1,123,819		1,123,819				1,123,819						1,123,819
Comprehensive income:
Net income for the year								35,484,947		35,484,947				35,484,947		570,448	P.	36,055,395		36,055,395
Other comprehensive income items:

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity for the years ended December 31, 2005, 2006 and 2007

(In thousands of Mexican pesos, except for dividends per share, with purchasing power at December 31, 2007)

Changes in fair value of swaps, net of deferred taxes												499,089		499,089				499,089		499,089
Effect of translation of foreign entities, net												(2,739,571)		(2,739,571)		(369,053)		(3,108,624)		(3,108,624)
Deficit from holding non-monetary assets, net of deferred taxes												(927,126)		(927,126)		(184,575)		(1,111,701)		(1,111,701)

Comprehensive income																	P.	32,334,159

Decrease due to the split-up of Telmex Internacional		(17,828,563)		(20,919,197)		(14,267,977)		(20,773,678)		(35,041,655)		(10,929,376)		(84,718,791)		(2,683,554)				(87,402,345)

Balance at December 31, 2007 (Note 15)	P.	9,402,561	P.		P.	1,880,513	P.	109,659,551	P.	111,540,064	P.	(78,822,851)	P.	42,119,774	P.	39,034			P.	42,158,808

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

1. Description of the Business and Significant Accounting Policies

I. Description of the Business

Teléfonos de México, S.A.B. de C.V. and its subsidiaries (collectively “the Company” or “TELMEX”) provide telecommunications services, primarily in Mexico, including domestic and international long distance and local telephone services, data transmission to corporate networks and Internet services, and the interconnection of subscribers with cellular networks (calling party pays), as well as the interconnection of domestic long distance carriers’, cellular telephone companies’ and local service carriers’ networks with the TELMEX local network. TELMEX also obtains revenues from the sale of telephone equipment.

The amended Mexican government concession under which TELMEX operates was signed on August 10, 1990. The concession runs through the year 2026, but it may be renewed for an additional period of fifteen years. The concession defines, among other things, the quality standards for telephone service and establishes the basis for regulating rates.

Under this concession, the Company’s basic telephone service rates are subject to a cap determined by the Federal Telecommunications Commission (COFETEL). During the last seven years, TELMEX management decided not to raise its rates for basic services.

TELMEX has concessions in México to operate radio spectrum wave frequency bands to provide fixed wireless telephone services and to operate radio spectrum wave frequency bands for point-to-point and point-to-multipoint microwave communications.

The foreign subsidiary has licenses for use of point-to-point and point-to-multipoint links.

At an extraordinary meeting held on December 21, 2007, the stockholders of Teléfonos de México, S.A.B. de C.V. approved the split-up of the Company’s Latin American entities, as well as of its yellow pages business. As a result of the split-up, Telmex Internacional, S.A.B. de C.V. (Telmex Internacional) was incorporated by the contribution of all the shares of Controladora de Servicios de Telecomunicaciones, S.A. de C.V. (Telmex’s former subholding company). (See Note 2 for additional information). The split-up date for financial reporting and tax purposes is December 26, 2007, which was the date Telmex Internacional was legally incorporated and from which time the Company ceased to have control over the subsidiaries mentioned above.

On June 23, 2008, TELMEX’s Chief Executive Officer, General Counsel and Chief Financial Officer authorized the issuance of the accompanying financial statements and these notes as of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007, which must also be approved by the Company’s Board of Directors, Audit Committee and stockholders at their next meetings.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

At December 31, 2007 and 2006, TELMEX’s equity interest in its principal subsidiaries and affiliated companies was as follows:

		% equity interest at December 31
Company	Country	2007	2006
Subsidiaries:
Integración de Servicios TMX, S.A. de C.V.	Mexico	100.0%
Alquiladora de Casas, S.A. de C.V.	Mexico	100.0	100.0%
Cía. de Teléfonos y Bienes Raíces, S.A. de C.V.	Mexico	100.0	100.0
Consorcio Red Uno, S.A. de C.V.	Mexico	100.0	100.0
Teléfonos del Noroeste, S.A. de C.V.	Mexico	100.0	100.0
Uninet, S.A. de C.V.	Mexico	100.0	100.0
Telmex USA, L.L.C.	U.S.A.	100.0	100.0

Affiliated companies:
Grupo Telvista, S.A. de C.V.	Mexico	45.0%	45.0%
2Wire, Inc.	U.S.A.	13.0	13.0

II. Significant Accounting Policies

The principal accounting policies and practices followed by the Company in the preparation of these consolidated financial statements, in conformity with Mexican Financial Reporting Standards, are described below:

a) Consolidation and basis of translation of financial statements of foreign subsidiaries

i) Consolidation and equity method

The consolidated financial statements include the accounts of Teléfonos de México, S.A.B. de C.V. and those of the subsidiaries over which the Company exercises control. All the companies operate in the telecommunications sector or provide services to companies operating in this sector.

All intercompany balances and transactions have been eliminated in the consolidated financial statements. Noncontrolling interest refers to certain subsidiaries in which the Company does not hold 100% of the shares.

The equity investment in subsidiaries is valued using the equity method, which basically consists of recognizing the Company’s proportional share in the net income or loss and the stockholders’ equity of the investees (see Note 7).

The results of operations of the subsidiaries and affiliates were included in TELMEX’s financial statements as of the month following each acquisition.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

ii) Translation of financial statements of foreign subsidiaries

The financial statements of the subsidiaries and affiliates located abroad were translated into Mexican pesos, as follows:

The financial statements as reported by the subsidiaries abroad were adjusted to conform to Mexican Financial Reporting Standards in force, in the local currency, and then re-expressed into constant local currency amounts based on the inflation rate of the country in which the subsidiary operates.

Once the financial information is re-expressed into constant currency of each country at December 31, all assets and liabilities are translated to Mexican pesos at the prevailing exchange rate at year-end closing. Stockholders’ equity accounts are translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated. Income statement amounts were translated to Mexican pesos with purchasing power at the prevailing exchange rate at the end of the reporting period.

Exchange differences and the monetary position effect derived from intercompany monetary items are included in the consolidated statements of income.

Translation differences are recorded in stockholders’ equity in the caption “Effect of translation of foreign entities” under “Other comprehensive income items”.

b) Recognition of the effects of inflation on financial information

The Company recognizes the effects of inflation on its financial information. Consequently, the amounts shown in the accompanying financial statements and corresponding notes are expressed in thousands of Mexican pesos with purchasing power at December 31, 2007. In prior year’s financial statements, the Company applied a weighted average factor determined based on revenues, as well as on the average weighted inflation rate and changes in the exchange rate for each of the countries in which the Company had operated. As a consequence of the split-up, the re-expression factors applied to the financial information of continuing operations for the years ended December 31, 2006 and 2005 were 1.0376 and 1.0796, which correspond to the rates of inflation for the periods from January 1, 2007 and 2006 through December 31, 2007, as determined based on the Mexican National Consumer Price Index (NCPI) published by Banco de México (Mexico’s central bank). The re-expression of the financial information of discontinued operations was done using weighted re-expression factors (1.2596 for 2006 and 1.4277 for 2005), which were determined based on revenues, as well as on the average weighted inflation rate and changes in the exchange rate for each of the countries in which the Company operates.

Other non-monetary assets were re-expressed using the inflation adjustment factors for each country.

Capital stock, premium on sale of shares and retained earnings were re-expressed using adjustment factors obtained from the NCPI.

The deficit from re-expression of stockholders’ equity consists of the accumulated monetary position loss at the time the provisions of Bulletin B-10 were first applied, which was P. 13,924,729, and of the result from holding non-monetary assets, which represents the difference between re-expression by the specific indexation method and re-expression based on the NCPI. This item is included in stockholders’ equity under the “Other comprehensive income items” section.

The net monetary position gain represents the effect of inflation on monetary assets and liabilities. The related amounts were included in the statements of income as part of the caption “Comprehensive financing income”.

The statement of changes in financial position is prepared based on the financial statements expressed in constant Mexican pesos. The source and application of resources represent the differences between beginning and ending financial statement balances in constant Mexican pesos. Monetary and foreign exchange gains and losses are not treated as non-cash items in the determination of resources provided by operations.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

c) Recognition of revenues

Revenues are recognized when services are rendered. Local service revenues are derived from new-line installation charges, monthly service fees, measured usage charges based on the number of calls made, and other service charges to subscribers. Local service revenues also include measured usage charges based on the number of minutes in the case of prepayment plans. Revenues from the sale of prepaid telephone service cards are recognized based on an estimate of the usage of time covered by the prepaid card. Revenues from the sale of equipment are recorded when the product is delivered.

Revenues from domestic and international long distance telephone services are determined on the basis of the duration of the calls and the type of service used.

All these services are billed monthly, based on the rates authorized by the relevant regulatory bodies of each country. International long distance and interconnection service revenues also include the revenues earned under agreements with foreign carriers for the use of the Company’s facilities in interconnecting international calls. These agreements specify the rates to be paid by the carriers for the use of the interconnecting facilities.

d) Use of estimates

The preparation of financial statements in conformity with Mexican Financial Reporting Standards requires the use of estimates and assumptions in certain areas. Actual results could differ from these estimates.

e) Cash equivalents, marketable securities and instruments available-for-sale

Cash equivalents are represented primarily by time deposits in financial institutions with maturities of less than 90 days.

Marketable securities are represented by equity securities and corporate bonds held for trading and available-for-sale securities are represented by equity securities (see Note 3). All investments in trading and available-for-sale securities are presented at fair value. Changes in the fair value of instruments classified as trading securities are recognized in the statement of income. Changes in the fair value of instruments classified as available-for-sale securities are included in stockholders’ equity until they are sold.

f) Derivative financial instruments and hedging activities

The Company is exposed to fluctuations in foreign currency exchange and interest rates. During recent years, the Company has contracted forwards to mitigate the short-term risk of exchange differences and when the market conditions are appropriate, cross-currency swaps have been used as longer-term hedges. To protect itself against fluctuations in interest rates, the Company makes significant use of interest-rate swaps, through which it pays or receives the net amount resulting from the payment or collection of a fixed rate on its outstanding long-term debt and from receiving or paying cash flows from a variable rate on notional amounts in Mexican pesos or U.S. dollars. These derivative financial instruments qualify and have been designated as cash flow hedges.

At the inception of the hedge and during the hedging period, each derivative is evaluated to determine whether it is highly effective because it offsets the changes in cash flows of the hedged position. Whenever it is determined that the hedge is not highly effective or that it is no longer highly effective, the hedging accounting treatment given to derivatives is prospectively suspended. Derivative instruments are recognized in the balance sheet at their fair value. The effective portion of the derivative’s gain or loss is reported in “Other accumulated comprehensive income” in stockholders’ equity while the ineffective portion of the gain or loss is reported in net income. The adoption of this policy in 2005 gave rise to a credit to income of P. 135,891, and a credit to stockholders’ equity of P. 340,514, both net of deferred taxes.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

g) Allowance for doubtful accounts

The allowance for doubtful accounts is determined based on the Company’s experience, the age of balances and economic tendencies, as well as on the evaluation of accounts receivable in litigation. The allowance for doubtful accounts basically covers balances of accounts receivable more than 90 days old.

h) Inventories

Inventories for sale are valued at average cost and are re-expressed based on inflation. The stated value of inventories is not in excess of its net realizable value.

Inventories for the operation of the telephone plant are valued at average cost and are re-expressed on the basis of specific indexes. The carrying value of inventories is similar to its replacement cost, which is not in excess of market.

i) Plant, property and equipment

Plant, property and equipment and construction in progress are re-expressed as described below:

Through December 31, 1996, items comprising the telephone plant were re-expressed based on the acquisition date and cost, applying the factors derived from the specific indexes determined by the Company and validated by an independent appraiser registered with the National Banking and Securities Commission (NBSC).

Effective January 1, 1997, the use of appraisals was disallowed and therefore, as of such date, the Plant, property and equipment caption is re-expressed as follows:

•

The December 31, 1996 appraised value of the imported telephone plant, as well as the cost of subsequent additions to such plant, were re-expressed based on the rate of inflation in the respective country of origin and the prevailing exchange rate at the balance sheet date (specific indexation factors).

•	The appraised value of land, buildings and other fixed assets of domestic origin at December 31, 1996, and the cost of subsequent additions to such assets are re-expressed based on the NCPI.

At December 31, 2007, approximately 59% (58% in 2006) of the value of the plant, property and equipment has been re-expressed using specific indexation factors.

Telephone plant and equipment are depreciated using the straight-line method based on the estimated useful lives of the related assets (see Note 5b).

When there are indications of impairment in the value of long-lived assets, the related loss is determined based on the recovery values of the related assets, which is defined as the greater between the asset’s net selling price and its value in use, which is computed based on discounted cash flows. When the net carrying amount of an asset exceeds its recovery value, the difference is recognized as an impairment loss. For the years ended December 31, 2007, 2006 and 2005, the Company detected no indications of impairment in the value of its long-lived assets.

j) Leases

When the risks and benefits inherent in the ownership of leased goods remain mostly with the lessor, they are classified as operating leases and accrued rent is charged to operations.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

k) Licenses

TELMEX records licenses at acquisition cost and re-expresses them based on the inflation rate of each country. Licenses are amortized in conformity with the terms of each agreement, over periods of 5 to 20 years.

l) Business acquisitions and goodwill

Business and entity acquisitions are recorded using the acquisition method. The acquisition of noncontrolling interests is considered a transaction between entities under common control and any difference between the purchase price and the carrying value of net assets acquired is recognized as an equity transaction.

Goodwill represents the difference between the acquisition cost and the fair value of the net assets acquired at the purchase date. Goodwill is no longer amortized but rather is subject to annual impairment valuations and adjustments at the end of each year, or during the year if there are indications of impairment, and is adjusted for the impairment that has been determined, if any.

Under Mexican FRS, an impairment loss on goodwill must be recognized if its book value exceeds its recoverable value. The company determines the recoverable value of goodwill through its perpetuity value, which is computed by dividing the average of the excess of the value in use of the cash generating unit, by the average of the appropriate discount rates in the determination of the present value of future cash flows of the cash generating unit.

m) Liability provisions

Liability provisions are recognized whenever (i) the Company has current obligations (legal or assumed) derived from past events, (ii) the liability will probably give rise to a future cash disbursement for its settlement and (iii) the liability can be reasonably estimated.

If the effect of the time value of money is material, provision amounts are determined as the present value of the expected disbursements to settle the obligation. The discount rate applied is determined on a pre-tax basis and reflects current market conditions at the balance sheet date and, where appropriate, the risks specific to the liability. Where discounting is used, an increase in the provision is recognized as a financial expense.

The Company recognizes contingent liabilities only when it is probable they will give rise to a future cash disbursement for their settlement. Also, commitments are only recognized when they will generate a loss.

n) Labor obligations

Pension, seniority premium and dismissal costs are recognized periodically during the years of service of personnel, based on actuarial computations made by independent actuaries, using the projected unit-credit method (see Note 8).

o) Exchange differences

Transactions in foreign currency are recorded at the prevailing exchange rate on the day of the related transactions. Foreign-currency-denominated assets and liabilities are translated at the prevailing exchange rate at the balance sheet date. Exchange differences determined from such date to the time foreign-currency-denominated assets and liabilities are settled or translated at the balance sheet date are charged or credited to operations.

See Note 12 for the Company’s foreign currency position at the end of each year and the exchange rates used to translate foreign-currency-denominated balances.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

p) Comprehensive income

Comprehensive income consists of current year net income, the effect of translation of financial statements of foreign entities, changes in noncontrolling interest, the result from holding non-monetary assets and the effect of cash flow hedges applied directly to stockholders’ equity.

q) Income tax and employee profit sharing

Deferred taxes are determined using the asset and liability method. Under this method, deferred tax assets and liabilities are determined on all temporary differences between the financial reporting and tax bases of assets and liabilities, applying the enacted income tax rate at the time the financial statements are issued, or the enacted income tax rate that will be in effect at the time the temporary differences giving rise to deferred tax assets and liabilities are expected to be recovered or settled.

The Company periodically evaluates the possibility of recovering deferred tax assets and, if necessary, creates a valuation allowance for those assets that are unlikely to be recovered.

Deferred employee profit sharing is recognized only on temporary items considered non-recurring with a known turnaround time.

r) Income statement presentation

Costs and expenses in the Company’s income statement are presented by the combination of their function and nature, since such classification allows entities to evaluate both operating income and gross profit margin.

The caption “Operating income” is shown in the income statement, since this is an important indicator used for evaluating the Company’s performance.

As a result of a ruling in favor of the Company related to the deductibility for income tax purposes of employee profit sharing paid in 2004 and 2005, the “Other income” caption for 2007 includes P. 1,653,123.

s) Earnings per share

The Company determined earnings per share by dividing majority net income from continuing operations and from discontinued operations and majority net income, by the average weighted number of shares issued and outstanding during the year, with the exception of shares acquired by the Company.

t) Concentration of risk

The Company invests a portion of its excess cash in time deposits in financial institutions with strong credit ratings. TELMEX does not believe it has significant concentrations of credit risks in its accounts receivable, as it has a broad customer base.

u) Segments

Segment information is prepared based on information used by the Company as if the Company had operated in the segments described in Note 17.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

v) Convenience translation

United States dollar amounts as of December 31, 2007 shown in the financial statements have been included solely for the convenience of the reader and are translated from Mexican pesos with purchasing power as of December 31, 2007, as a matter of mathematical computation only, at an exchange rate of P.10.8662 per U.S.$ 1.00, which is the December 31, 2007 exchange rate. Such translations should not be construed as a representation that the Mexican peso amounts have been or could be converted into U.S. dollars at this or any other rate.

w) Reclassifications

Certain captions shown in the 2006 and 2005 financial statements as originally issued have been reclassified for conformity of presentation with the 2007 financial statements. The effects of such reclassifications were applied retroactively in the accompanying income statements for the years ended December 31, 2006 and 2005, in accordance with Mexican FRS B-1, Accounting Changes and Error Corrections. An analysis is as follows:

	As originally reported 2006		As reclassified 2006		As originally reported 2005		As reclassified 2005
Employee profit sharing			P.	3,059,444			P.	3,039,278
Income before income tax	P.	42,949,020		39,889,576	P.	41,506,592		38,467,314
Net income		30,315,572		30,315,572		32,189,139		32,189,139

x) New accounting pronouncements

i) The following are the new pronouncements that became effective on January 1, 2007:

Mexican FRS B-3, Statement of Income

Mexican FRS B-3 establishes the guidelines for classifying income, costs and expenses as either ordinary or non-ordinary, eliminates the “operating income” and “initial accumulated effect of accounting changes” captions, and allows entities to present costs and expenses in the statement of income, based on their function or nature or a combination of both.

When an entity does decide to include the operating income caption, Mexican FRS B-3 requires the disclosure of the items comprising such caption and a justification for its inclusion in the statement of income.

Mexican FRS B-13, Subsequent Events at the Date of the Financial Statements

Mexican FRS B-13 modifies the former rules relative to subsequent events by establishing that certain events, such as the restructuring of assets and liabilities and the relinquishing by creditors of their collection rights in the case of debt default, shall be disclosed in the notes to the financial statements and recognized in the period in which they took place. Accordingly, the financial statements may no longer be adjusted to reflect such subsequent events, as was permitted under Mexican FRS.

The adoption of Mexican FRS B-13 had no effect on the Company’s financial position.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

Mexican FRS C-13, Related Parties

This Mexican FRS broadens the definition of related parties to include immediate family members of key management personnel or directors, as well as funds relating to labor obligation plans. Mexican FRS C-13 also requires the following disclosures: i) the relationship between the controlling company and its subsidiaries, irrespective of whether transactions were carried out between them in the period; ii) the name of the direct controlling company and, when different from such, the name of the principal controlling company of the economic entity to which the entity belongs; and iii) compensation granted to the entity’s key management personnel or directors (in the case of a public company). This standard also allows entities to disclose that the terms of the transactions carried out with its related parties are equivalent to market terms, provided that such parity may be demonstrated.

The adoption of the requirements of Mexican FRS C-13 had no effect on the Company’s financial position or on its results of operations.

Mexican FRS D-6, Capitalization of the Comprehensive Result of Financing

Mexican FRS D-6 establishes that entities must capitalize comprehensive result of financing (CRF), which had been optional under the previous Mexican accounting Bulletin C-6, Property, Plant and Equipment.

Capitalizable CRF is defined as the amount attributable to qualifying assets that could have been avoided if such acquisition had not taken place. Qualifying assets are defined as those assets acquired by an entity requiring a prolonged acquisition period in order to use, sell or lease them. Mexican FRS D-6 establishes the conditions necessary for the capitalization of CRF and the method under which the capitalizable amount must be determined and also provides guidelines for determining when such capitalization must be suspended.

The adoption of this Mexican FRS had no effect on the Company’s financial position or results of operations, since the Company has no significant qualifying assets with prolonged acquisition periods.

Mexican FRS interpretation 4, Presentation of Employee Profit Sharing in the Statement of Income

The Mexican FRS interpretation 4 establishes that employee profit sharing must be presented in the statement of income as an ordinary expense.

Mexican FRS interpretation 8, Effects of the Flat Rate Business Tax

In December 2007, the Mexican Financial Information Standards Research and Development Board (Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, A.C. or “CINIF”) issued Mexican FRS interpretation 8, which is effective for years beginning on or after October 1, 2007. Such Interpretation was created as a result of the need to clarify whether the new flat rate business tax (FRBT) should be treated as a tax on profits and to establish the guidelines for its accounting treatment.

Mexican FRS interpretation 8 establishes that the FRBT is a tax on profit and that for the year ended December 31, 2007, its effects should be recognized in conformity with the provisions of Mexican accounting Bulletin D-4, Accounting for Income Tax, Asset Tax and Employee Profit Sharing, and as of January 1, 2008, in conformity with Mexican FRS D-4, Taxes on Profits. Based on the conclusions of this Interpretation, an entity must first determine whether its tax base generates FRBT payable or income tax payable. To do so, taxpayers should prepare financial projections to determine if their tax on profits base will be for income tax or FRBT. Based on the results of these projections, taxpayers will be able to plan in advance for either FRBT or income tax as it arises each year.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

Applying this interpretation had no effect on the Company’s financial statements, since management estimates that it will have no FRBT payable in future years based on its current projections.

ii) The following are the new pronouncements that became effective on January 1, 2008:

Mexican FRS B-2, Statement of Cash Flows

Mexican FRS B-2 was issued by the CINIF to replace Mexican accounting Bulletin B-12, Statement of Changes in Financial Position. This standard establishes that the statement of changes in financial position will be replaced by a statement of cash flows as part of the basic financial statements. The main differences between both statements lie in the fact that the statement of cash flows will show the entity’s cash receipts and disbursements for the period, while the statement of changes in financial position showed the changes in the entity’s financial structure rather than its cash flows. In an inflationary environment, amounts in both financial statements are expressed in constant Mexican pesos.

However, in preparing the statement of cash flows, the entity must first eliminate the effects of inflation for the period and, accordingly, determine cash flows at constant Mexican pesos, while in the statement of changes in financial position, the effects of inflation for the period are not eliminated.

Under this new standard, the statement of cash flows may be prepared by applying the direct or indirect method. The transition provisions of Mexican FRS B-2 establish that the application of this standard is prospective. Therefore, the financial statements for years ended prior to 2008 presented for comparative purposes, should include a statement of changes in financial position, as established by Mexican accounting Bulletin B-12.

The Company is analyzing the method to be applied as of January 1, 2008. Mexican FRS B-2 establishes that in the statement of cash flows, the entity must first present cash flows derived from operating activities, then from investing activities, the sum of these activities and finally cash flows derived from financing activities.

Mexican FRS B-10, Effects of Inflation

Mexican FRS B-10, Effects of Inflation, replaces Mexican accounting Bulletin B-10, Accounting Recognition of the Effects of Inflation on Financial Information. Mexican FRS B-10 defines the rules of the recognition and presentation of the effects of inflation on financial information. The standard defines the two economic environments in Mexico that will determine whether or not entities must recognize the effects of inflation on financial information: i) inflationary, when inflation is equal to or higher than 26% accumulated in the preceding three fiscal years (an 8% annual average); and ii) non-inflationary.

Mexican FRS B-10 also establishes the accounting rules applicable whenever the economy changes from either type of environment to the other. When the economy changes from an inflationary environment to a non-inflationary one, the entity must maintain in its financial statements the effects of inflation recognized through the immediate prior year, since the amounts of prior periods are taken as the base amounts of the financial statements for the period of change and subsequent periods. Whenever the economy changes from a non-inflationary environment to an inflationary one, the effects of inflation on the financial information must be recognized retrospectively, meaning that all information for prior periods must be adjusted to recognize the accumulated effects of inflation for the periods in which the economic environment was considered non-inflationary.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

This standard also abolishes the use of the specific-indexation method for the valuation of imported fixed assets and the replacement-cost method for the valuation of inventories, thus eliminating the result from holding non-monetary assets. Therefore, at the date this Mexican FRS comes into force, entities which have recognized any accumulated result from holding non-monetary assets in their stockholders’ equity under retained earnings, must identify the realized and unrealized portions of such result.

The realized result from holding non-monetary assets must be reclassified to retained earnings, while the unrealized portion must be maintained as such within stockholders’ equity and reclassified to results of operations when the asset giving rise to it is realized. Whenever it is deemed impractical to separate the realized from the unrealized result from holding non-monetary assets, the full amount of this item may be reclassified to the “Retained earnings” caption.

The effect of the adoption of this standard on the Company’s 2008 financial statements is expected to result in the Company ceasing to recognize the effects of inflation on its financial information and reclassifying the total amount of the result from holding non-monetary assets, net of deferred taxes and the accumulated monetary position loss, to retained earnings.

Mexican FRS D-3, Employees Benefits

As of January 1, 2008, Mexican FRS D-3 replaces Mexican accounting Bulletin D-3, Labor Obligations. The most significant changes contained in Mexican FRS D-3 are as follows: i) shorter periods for the amortization of unamortized items, with the option to credit or charge actuarial gains or losses directly to results of operations, as they accrue; ii) elimination of the recognition of an additional minimum pension liability and resulting recognition of an intangible asset and other comprehensive income item; iii) accounting treatment of current-year and deferred employee profit sharing, requiring that deferred employee profit sharing be recognized using the asset and liability method established under Mexican FRS D-4; and iv) current and deferred employee profit sharing expenses are to be presented as ordinary expenses in the income statement rather than as part of taxes on profits.

The adoption of this standard in 2008 will require that both the additional liability and the related intangible asset and comprehensive income item be eliminated and that the unamortized items be carried to results of operations in a period not exceeding five years. The initial effect of the recognition of deferred employee profit sharing, net of income tax, must be charged or credited to retained earnings with no effect on results of operations for the year ending December 31, 2008.

The cumulative effect for the adoption of this standard as of January 1, 2008, was a decrease in retained earnings of approximately P. 4,400,000.

Mexican FRS D-4, Income Taxes

Mexican FRS D-4, Income Taxes, replaces Mexican accounting Bulletin D-4, Accounting for Income Tax, Asset Tax and Employee Profit Sharing. The most significant changes included in this standard with respect to Mexican accounting Bulletin D-4 are as follows: i) the concept of permanent differences is eliminated, since the asset and liability method requires the recognition of deferred taxes on all differences in balance sheet accounts for financial and tax reporting purposes, regardless of whether they are permanent or temporary; ii) since current and deferred employee profit sharing is considered as an ordinary expense, it is excluded from this standard and is now addressed under Mexican FRS D-3; iii) asset tax is required to be recognized as a tax credit and, consequently, as a deferred income tax asset only in those cases in which there is possibility as to its future realization; and iv) the cumulative effect of adopting Mexican accounting Bulletin D-4 is to be reclassified to retained earnings, unless it is identified with other comprehensive income items in stockholders’ equity not yet taken to income.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

The Company has presented the cumulative effect of the adoption of Bulletin D-4 in retained earnings since the time of its original adoption.

Mexican FRS interpretation 5, Accounting Recognition of the Additional Consideration Agreed at the Inception of a Derivative to Adjust the Instrument to its Fair Value

This Interpretation clarifies that the additional consideration is part of the fair value of the derivative and, accordingly, it must be included in the value at which the derivative is initially recorded, which will be adjusted for changes in its fair value in subsequent periods. Therefore, the additional consideration should not be amortized.

Mexican FRS interpretation 6, Formally Designating a Hedge

Mexican FRS interpretation 6 establishes that a derivative may be designated as a hedge at its inception date or contract date or at a subsequent date (with prospective hedge accounting treatment), provided that it meets the conditions established in Mexican accounting Bulletin C-10, Accounting for Derivative Financial Instruments and Hedging Activities for such designation.

Mexican FRS interpretation 7, Application of Comprehensive Income Item Generated by a Cash Flow Hedge on a Forecasted Purchase of a Non-financial Asset

This interpretation clarifies that if a derivative is designated as a cash flow hedge on a forecasted transaction to set the price of the non-financial asset in its functional currency, the effect recognized in other comprehensive income is considered a complement to the cost of the hedged asset and therefore must be included in such cost.

Management anticipates that the application of interpretations 5, 6 and 7 are expected to have no effect on the Company’s financial position or results of operations.

2. Discontinued Operations

On December 21, 2007, the stockholders of TELMEX approved the split-up of the Company’s Latin American subsidiaries, as well as of its yellow pages business. As a result of the split-up, Telmex Internacional, S.A.B. de C.V. was incorporated on December 26, 2007 and the assets, liabilities and stockholders’ equity of the majority of the foreign subsidiaries and of the yellow pages business were transferred to it. The split-up date for legal, book and tax purposes is December 26, 2007, on which date Telmex Internacional was legally incorporated as a separate Mexican company and from which time the Company ceased to have control over the subsidiaries mentioned above.

The terms of the split-up establish that neither TELMEX nor Telmex Internacional is to hold shares of the other. At the time of the split-up, each of the holders of TELMEX shares became the owner of an equal number of Telmex Internacional shares of the corresponding class and consequently, both companies are currently controlled by the same group of stockholders. The relationship between TELMEX and Telmex Internacional will be limited to: i) ordinary commercial relationships, such as those related to international traffic termination services and the preparation and distribution of telephone directories; ii) agreements relating to the implementation of the split-up; and iii) certain temporary agreements that will remain in force until Telmex International has its own administrative capabilities.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

In the accompanying balance sheets, all assets and liabilities of the split-up entity have been included in the current and non-current assets and liabilities of discontinued operations captions. All income and expenses of the new entity are presented in the statements of income under the caption “Income from discontinued operations, net of income tax”. The figures in the 2005, 2006 and 2007 financial statements corresponding to periods prior to the split-up and their corresponding notes were restructured to present only the assets and liabilities and revenues, costs and expenses of continuing operations, without including discontinued operations.

The assets and liabilities of the split-up operations were transferred to Telmex Internacional at book value. The amount of stockholders’ equity transferred to Telmex Internacional in the split-up represents the difference between the assets and liabilities that were transferred. Such amount was recognized as a reduction to stockholders’ equity at the time of the split-up.

A summary of the balance sheet at December 31, 2006 and the statements of income for the twelve-month periods ended December 31, 2007, 2006 and 2005 of the split-up operations are as follows:

Balance Sheet at December 31, 2006

Assets
Current assets:
Cash and cash equivalents	P.	6,905,498
Accounts receivable, net		19,129,133
Prepaid expenses		885,979
Other current assets		117,639

Total current assets		27,038,249

Other long-term accounts receivable		3,953,233
Plant, property and equipment, net		47,270,851
Inventories for operation of the telephone plant		939,545
Licenses and trademarks		5,748,356
Equity investments		2,799,888
Goodwill, net		11,083,769
Deferred taxes		8,532,159

Total non-current assets		80,327,801

Total assets	P.	107,366,050

Liabilities and stockholders’ equity
Current liabilities:
Current portion of long-term debt	P.	4,931,916
Accounts payable and accrued liabilities		20,831,502
Taxes payable		1,247,322
Deferred credits		1,129,175

Total current liabilities		28,139,915

Long-term debt		12,558,450
Labor obligations		2,670,286

Total long-term liabilities		15,228,736

Total liabilities		43,368,651

Split-up stockholders’ equity		63,997,399

Total liabilities and net investment in split-up assets	P.	107,366,050

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

	Statements of Income Year ended December 31
	2007		2006		2005
Operating revenues	P.	68,042,515	P.	65,799,021	P.	61,641,637
Operating costs and expenses		57,545,898		61,834,214		54,125,529

Operating income		10,496,617		3,964,807		7,516,108

Employee profit sharing		62,279		55,350		52,356
Other expenses (income), net		180,413		(1,583,765)		154,165

Comprehensive financing cost, net		297,876		2,008,699		1,021,949
Equity interest in net income of affiliated companies		689,075		577,567		122,714

Income before taxes on profits		10,645,124		4,062,090		6,410,352
Provision for:
Income tax		3,478,812		1,447,059		1,483,769

Net income	P.	7,166,312	P.	2,615,031	P.	4,926,583

Distribution of net income:
Majority interest	P.	6,595,675	P.	1,951,101	P.	3,721,211
Noncontrolling interest		570,637		663,930		1,205,372

	P.	7,166,312	P.	2,615,031	P.	4,926,583

Majority net income per share	P.	0.34	P.	0.09	P.	0.16

3. Marketable Securities and Instruments Available for Sale

An analysis of the Company’s investments in financial instruments at December 31, 2007 and 2006 is as follows:

	December 31, 2007				December 31, 2006
	Cost		Market value		Cost		Market value
Trading securities:
Shares	P.	621,253	P.	709,346	P.	2,854,949	P.	2,920,986
Corporate bonds		11,050		8,798		11,050		9,573

Total	P.	632,303	P.	718,144	P.	2,865,999	P.	2,930,559

Trading Securities

At December 31, 2007, the net unrealized gain on trading securities was P. 85,841 (P. 64,560 in 2006).

The realized profit on the sale of shares in 2007 was P. 192,643 (loss of P. 444 in 2006 and gain of P. 275 in 2005), which corresponds to the difference between the original cost of the shares and their market value at the time of the sale.

In 2006, the Company acquired 20.7 million common shares in Portugal Telecom for P. 2,956,819 (US$ 252.3 million). During 2007 and 2006, the Company sold 15.0 million shares for P. 2,236,333 (US$ 204.8 million) and 0.7 million shares for P. 99,684 (US$ 8.7 million), respectively. Portugal Telecom provides telecommunication services in Portugal and Brazil.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

Subsequent event

In January 2008, the Company sold the remaining 5.0 million shares it had in Portugal Telecom for P. 750,921 (US$ 68.7 million), on which it realized a gain of P. 129,668.

Instruments Available for Sale

On April 9, 2005, TELMEX and other related parties entered into an agreement to sell their MCI shares to Verizon Communications Inc. (Verizon). On May 17, 2005, Verizon paid in cash USD 25.72 per MCI common stock, for a total of P. 8,018,490. TELMEX recognized a gain of P. 541,273 in 2005 as a result of the sale of these shares, which was recognized in “Other income, net”. In 2005, TELMEX received dividends from MCI of P. 128,193, which was recognized in “Other income, net”.

4. Accounts Receivable

An analysis of accounts receivable at December 31 is as follows:

	2007		2006
Customers	P.	17,851,875	P.	19,394,285
Net settlement receivables		406,297		485,597
Related parties		750,908		572,828
Other		2,927,593		2,096,637

		21,936,673		22,549,347

Less:
Allowance for doubtful accounts		1,725,969		1,808,773

Total	P.	20,210,704	P.	20,740,574

An analysis of activity in the allowance for doubtful accounts for the years ended December 31, 2007, 2006 and 2005 is as follows:

	2007		2006		2005
Beginning balance at January 1	P.	1,808,773	P.	2,153,928	P.	2,744,162
Increase through charge to expenses		1,349,248		920,316		825,597
Charges to allowance		(1,373,875)		(1,184,603)		(1,334,907)
Monetary effect		(58,177)		(80,868)		(80,924)

Ending balance at December 31	P.	1,725,969	P.	1,808,773	P.	2,153,928

5. Plant, Property and Equipment

a) An analysis of plant, property and equipment at December 31 is as follows:

	2007		2006
Telephone plant and equipment	P.	310,040,259	P.	301,991,906
Land and buildings		36,845,783		36,260,705
Computer equipment and other assets		43,021,758		41,297,476

		389,907,800		379,550,087

Less:
Accumulated depreciation		269,684,433		255,503,787

Net		120,223,367		124,046,300
Construction in progress and advances to equipment suppliers		425,192		566,513

Total	P.	120,648,559	P.	124,612,813

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

b) Depreciation of the telephone plant has been calculated at annual rates ranging from 3.3% to 20.0%. The rest of the Company’s assets are depreciated at rates ranging from 10% to 33.3%. Depreciation charged to operating costs and expenses was P. 18,290,793 in 2007, P. 18,603,118 in 2006 and P. 20,208,466 in 2005.

6. Licenses

An analysis of licenses cost and their amortization at December 31, 2007 and 2006 is as follows:

	2007		2006
Investment	P.	1,457,841	P.	1,431,535
Accumulated amortization		553,880		472,919

Net	P.	903,961	P.	958,616

An analysis of the changes in 2007, 2006 and 2005 is as follows:

	Balance at January 1, 2007		Investment and amortization for the year		Effect of translation		Balance at December 31, 2007
Investment	P.	1,431,535	P.	26,221	P.	85	P.	1,457,841
Accumulated amortization		472,919		80,847		114		553,880

Net	P.	958,616	P.	(54,626)	P.	(29)	P.	903,961

	Balance at January 1, 2006		Investment and amortization for the year		Effect of translation		Balance at December 31, 2006
Investment	P.	1,424,327	P.	6,796	P.	412	P.	1,431,535
Accumulated amortization		393,370		79,078		471		472,919

Net	P.	1,030,957	P.	(72,282)	P.	(59)	P.	958,616

	Balance at January 1, 2005		Investment and amortization of the year		Balance at December 31, 2005
Investment	P.	1,110,994	P.	313,333	P.	1,424,327
Accumulated amortization		326,289		67,081		393,370

Net	P.	784,705	P.	246,252	P.	1,030,957

Other deferred charges were amortized in the amount of P. 53,645, P. 29,207 and P. 38,748 in 2007, 2006 and 2005, respectively.

7. Equity Investments

Investments in affiliates and others

An analysis of the equity investments in affiliated companies at December 31, 2007 and 2006, and a brief description of each, is as follows:

	2007		2006
Equity investments in:
Grupo Telvista, S.A. de C.V.	P.	502,419	P.	448,459
2Wire, Inc.		110,916		172,875
Other		483,151		264,367

	P.	1,096,486	P.	885,701

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

Grupo Telvista

TELMEX holds 45% of the capital stock of Grupo Telvista, S.A. de C.V. which, through its subsidiaries, provides telemarketing services in Mexico and the U.S.A.

2Wire

In December 2005, through an agreement with Alcatel USA (Alcatel) and AT&T, the Company invested in 2Wire, Inc. (2Wire), a broadband platform service provider for homes and small offices, located in the U.S.A. On January 27, 2006, TELMEX acquired an 18.5% equity interest in 2Wire for which it paid P. 979,330 (US$ 87.8 million), and AT&T paid TELMEX P. 290,564 (US$ 26.05 million) to acquire, through the prepayment of an option and at the same price paid by TELMEX, an additional 5.5% equity interest in 2Wire. This transaction took place on December 1, 2006. Consequently, at December 31, 2007 and 2006, TELMEX holds a 13% equity interest in 2Wire. Goodwill generated was P. 448,168.

Technology and Internet

On June 21, 2005, the Company sold its 50% equity interest in Technology and Internet LLC to Grupo Condumex, S.A. de C.V., an entity under common control, for P. 46,904. As a result of this transaction, the Company recognized a charge of P. 105,052 in its stockholders’ equity.

For the years ended December 31, 2007, 2006 and 2005, the equity interest in affiliated companies represented credits (charge) to results of operations of P. 17,245, P. 8,723 and P. (19,992), respectively, and credits (charge) to stockholders’ equity of P. 1,703, P. (3,652) and P. 46,702, respectively.

An analysis of changes in goodwill during 2007 and 2006 is as follows:

	2007		2006
Initial balance	P.	448,168
Goodwill generated			P.	448,168
Adjustments to the purchase balance of 2Wire		(16,516)

Ending balance	P.	431,652	P.	448,168

8. Labor Obligations

Pensions plans and seniority premiums

Substantially all of the Company’s employees are covered under defined benefit retirement and seniority premium plans. Pension benefits are determined on the basis of compensation of employees in their final year of employment, their seniority, and their age at the time of retirement.

TELMEX has set up an irrevocable trust fund to finance its plans and has adopted the policy of making annual contributions to such fund, which are deductible for Mexican corporate income tax purposes. The unrecognized transition obligation, prior service cost and variances in actuarial assumptions are being amortized over a period of 12 years, which is the estimated average remaining service period for Company employees. The most relevant information related to labor obligations is as follows:

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

Net period cost

	2007		2006		2005
Labor cost	P.	3,672,437	P.	3,327,889	P.	3,100,403
Financial cost on projected benefit obligation		9,013,577		8,019,378		7,048,461
Expected return on plan assets		(9,585,397)		(8,320,936)		(7,428,878)
Amortization of unrecognized net transition obligation and prior service cost		1,339,448		1,339,448		1,364,700
Amortization of unrecognized actuarial losses		55,701		284,042		508,421

Net periodic cost	P.	4,495,766	P.	4,649,821	P.	4,593,107

Projected benefit obligation

	2007		2006
Actuarial present value of labor obligation:
Vested benefit obligation	P.	75,647,910	P.	66,818,703
Non-vested benefit obligation		79,840,160		64,462,873

Accumulated benefit obligation (ABO)		155,488,070		131,281,576
Effect of salary projection		3,995,971		4,093,089

Projected benefit obligation (PBO)	P.	159,484,041	P.	135,374,665

Changes in the projected benefit obligation

	2007		2006
Projected benefit obligation at beginning of year	P.	135,374,665	P.	114,428,410
Labor cost		3,672,437		3,327,889
Financial cost on projected benefit obligation		9,013,577		8,019,378
Actuarial loss		18,706,480		15,973,948
Benefits paid to employees		(159,139)		(174,111)
Payments from trust fund		(7,123,979)		(6,200,849)

Projected benefit obligation at end of year	P.	159,484,041	P.	135,374,665

Changes in plan assets

	2007		2006
Fair value of plan assets at beginning of year	P.	143,585,989	P.	123,519,970
Expected return on plan assets		9,585,397		8,320,936
Actuarial gain		10,866,755		17,845,210
Contributions to trust fund		64,935		100,722
Payments from trust fund		(7,123,979)		(6,200,849)

Fair value of plan assets at end of year	P.	156,979,097	P.	143,585,989

Prepaid benefit obligation

	2007		2006
Plan assets (short of) in excess of projected benefit obligation	P.	(2,504,944)	P.	8,211,324
Unamortized actuarial loss		16,459,211		8,675,189
Unrecognized net transition obligation at the date of initial application		1,466,562		2,771,232
Unrecognized prior service cost and changes in the plan		200,338		235,116

Net prepaid benefit obligation	P.	15,621,167	P.	19,892,861

At December 31, 2007 and 2006, the market value of the trust fund for pension benefits and seniority premiums exceeded the accumulated benefit obligation by P. 1,491,027 and P. 12,304,413, respectively. The balance sheets show a net prepaid benefit obligation of P. 15,621,167 and P. 19,892,861 in 2007 and 2006, respectively.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

In 2007, the net actuarial loss of P. 7,839,725, was derived from the net effect of a favorable actuarial difference of P. 10,866,755, due to the behavior of the plan assets invested in shares of companies listed on the Mexican Stock Exchange, and an actuarial loss of P. 18,706,480, mostly attributable to changes made to the discount rates of the obligations that were determined by referencing long-term and low-risk financial instruments. The above-mentioned actuarial loss is also derived from changes in the experience with retired personnel and differences between the inflation rate and the estimated increase in salaries.

In 2006, the net actuarial gain of P. 1,871,262 was derived from the net effect of a favorable actuarial difference of P. 17,845,210, due to the behavior of the plan assets invested in shares of companies listed on the Mexican Stock Exchange and an increase in the rates of the Company’s fixed-yield investments, and an actuarial loss of P. 15,973,948, mostly attributable to the revision made in July 2006 of the demographical actuarial hypotheses used in the computation of pension benefits. These latter changes were applied based on the Company’s experience and general trends in Mexico during the last few years, as well as on future expectations. The above-mentioned actuarial loss is also due in part to the change in the estimated retirement age and the Company’s experience with retired personnel.

The rates used in the actuarial studies at December 31, 2007, 2006 and 2005 are as follows:

	2007%	2006%	2005%

Discount of labor obligations:
Long-term average	5.51	5.72	5.77
Increase in salaries:
Long-term average	0.97	0.94	0.94
Annual return on fund	6.28	6.82	6.82

At December 31, 2007, 53.8% (43.7% in 2006) of plan assets were invested in fixed-income securities and the remaining 46.2% (56.3% in 2006) in variable-yield securities.

Dismissals

The most important information related to labor obligations for dismissals is as follows:

Net period cost

	2007		2006		2005
Labor cost	P.	13,371	P.	24,536	P.	8,304
Financial cost on projected benefit obligation		9,623		18,218		9,577
Amortization of unrecognized net transition obligation and prior service cost		(31,680)		68,350		149,146

Net periodic (benefit) cost	P.	(8,686)	P.	111,104	P.	167,027

Projected benefit obligation

	2007		2006
Actuarial present value of labor obligation:
Accumulated benefit obligation (ABO)	P.	164,797	P.	147,873
Effect of salary projection		7,403		6,902

Projected benefit obligation (PBO)	P.	172,200	P.	154,775

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

Labor obligations for dismissals

	2007		2006
Projected benefit obligation	P.	172,200	P.	154,775
Unamortized actuarial loss		36,206		85,499

Net projected liability	P.	208,406	P.	240,274

A reconciliation of the book reserve is as follows:

	2007		2006
Balance at beginning of year	P.	240,274	P.	150,626
Net periodic (benefit) cost		(8,686)		111,104
Payments to employees		(23,182)		(21,456)

Balance at end of year	P.	208,406	P.	240,274

9. Long-term Debt

Long-term debt consists of the following:

	Weighted- average interest rate at December 31		Maturities from 2008 to	Balance at December 31
	2007	2006		2007		2006
Debt denominated in foreign currency:
Senior notes	4.9%	4.9%	2015	P.	29,882,050	P.	31,032,152
Banks	5.0%	5.7%	2016		43,331,074		45,744,867
Other	2.0%	2.0%	2022		248,990		254,990

Total debt denominated in foreign currency:					73,462,114		77,032,009

Debt denominated in Mexican pesos:
Senior notes	8.8%	8.8%	2016		4,500,000		4,669,200
Domestic senior notes	8.2%	9.0%	2037		10,700,000		7,366,960
Banks	7.6%	7.5%	2010		2,800,000		1,348,880

Total debt denominated in Mexican pesos					18,000,000		13,385,040

Total debt					91,462,114		90,417,049
Less short-term debt and current portion of long-term debt					12,282,260		9,040,821

Long-term debt				P.	79,179,854	P.	81,376,228

The above-mentioned rates are subject to market variances and do not include the effect of the Company’s agreement to reimburse certain lenders for Mexican taxes withheld. The Company’s weighted average cost of borrowed funds at December 31, 2007 (including interest, interest-rate swaps, fees and Mexican taxes withheld) was approximately 6.9% (7.0% in 2006).

The Company’s short-term debt at December 31, 2007 is P. 12,282,260 (P. 9,040,821 in 2006), which primarily includes

P. 1,392,557 in bank loans (P. 2,896,974 in 2006) and bonds of P. 10,866,200 (P. 6,121,840 in 2006).

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

Senior notes:

a)	On January 26, 2001, TELMEX issued a bond for P. 12,979,185 (US$ 1,000 million), maturing in January 2006 and bearing 8.25% annual interest payable semiannually. Additionally, on May 8, 2001, TELMEX issued a supplemental bond for P. 6,120,527 (US$ 500 million) with the same terms. In 2006, interest expense on the bonds was P. 72,855 (P. 1,460,395 in 2005). In 2005, TELMEX repurchased a total of P. 5,286,488 (US$ 431.6 million) (nominal amount) of these bonds. The difference between the repurchase price and the nominal amount is P. 193,162 (US$ 15.6 million), which was recognized in comprehensive financing cost. In January 2006, the Company repaid the outstanding balance on the bond of P. 12,048,731 (US$ 1,068.4 million).

b)	On November 19, 2003, TELMEX issued a bond for P. 13,189,045 (US$ 1,000 million) that matures in 2008 and bears 4.5% annual interest payable semiannually. In 2007, interest expense on the bond was P. 524,959 (P. 550,203 in 2006 and P. 570,124 in 2005).

c)	On January 27, 2005, TELMEX made a bond placement of P. 16,348,066 (US$ 1,300 million) divided into two issuances of P. 8,174,033 (US$ 650 million) each. The first placement matures in 2010 and bears a 4.75% annual interest and the second matures in 2015 and bears a 5.5% annual interest. Interest is payable semiannually. On February 22, 2005, such placements were reopened and the bonds issued were increased from P. 8,174,033 to P. 11,870,243 and P. 10,022,138, respectively (US$ 950 million and US$ 800 million, respectively). In 2007, interest expense on the bonds that mature in 2010 aggregates to P. 531,385 (P. 551,573 in 2006 and P. 514,307 in 2005) and P. 515,254 (P. 537,818 in 2006 and P. 506,982 in 2005) on the bond that matures in 2015.

d)	On January 26, 2006, TELMEX made a bond placement abroad of P. 4,500,000 (nominal amount), which matures in 2016 and bears annual interest at 8.75%. At December 31, 2007, accrued interest on the bond was P. 474,590 (P. 407,563 in 2006).

Syndicated loan:

In 2004, the Company entered into a syndicated loan, which was restructured in 2005 and 2006 to improve the credit conditions and increase the total loan amount to P. 34,531,521 (US$ 3,000 million) structured into three tranches. The first tranche is for P. 14,963,659 (US$ 1,300 million) and has a three-year maturity. The second tranche is for P. 11,510,507 (US$ 1,000 million) and has a five-year maturity. The third tranche is for P. 8,057,355 (US$ 700 million) with a seven-year maturity. The balance of these loans at December 31, 2007 is included under Banks (debt denominated in foreign currency).

On June 30, 2006, TELMEX entered into a syndicated loan agreement for P. 5,986,554 (US$ 500 million) structured into two tranches. Each of the two tranches is for P. 2,993,277 (US$ 250 million), and they have four-year and six-year maturities, respectively.

Substantially all of our bank loans bear interest at specified spreads over LIBOR.

Domestic senior notes (“Certificados Bursátiles”):

At December 31, 2006, TELMEX had placed domestic senior notes (“certificados bursátiles”) for a total of P. 7,450,000 (nominal amount) under the program authorized by the NBSC in 2001; the balance at such date was P. 6,848,160 (P. 6,600,000 nominal amount). During 2007, P. 5,900,000 (nominal amount) of such placement was repaid and consequently, the balance at December 31, 2007 was P. 700,000. The term of such program ended in April 2004 and TELMEX is now only repaying the outstanding balances of the previously placed instruments.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

On September 30, 2005, TELMEX obtained authorization from the NBSC to place long-term domestic senior notes for P. 10,000,000 (nominal amount). At December 31, 2006, TELMEX had placed domestic senior notes for a total amount of P. 518,800 (P. 500,000 nominal amount) under this program and at December 31, 2007, domestic senior notes were issued for the total amount authorized under such program. Some of these domestic senior notes bear interest at fixed rates and some bear interest at specified spreads below the Mexican interbank equilibrium interest rate (tasa de interés interbancaria de equilibrio or TIIE).

Lines of credit:

At December 31, 2007, TELMEX had long-term lines of credit with certain foreign financial institutions. The unused portion of committed lines of credit totaled approximately P. 1,784,840 (US$ 164.2 million), with a floating rate that approximates the London Interbank Offered Rate (LIBOR) plus 30 basis points.

Prepaid debt:

During 2007, TELMEX prepaid a portion of its debt with a number of financial institutions of approximately P. 2,596,637 (approximately US$ 239.1 million) for which it paid P. 1,861 (US$ 171) as a prepayment premium that is included under comprehensive cost of financing.

Restrictions:

The above-mentioned debt is subject to certain restrictive covenants with respect to maintaining certain financial ratios and the sale of a significant portion of assets, among others. At December 31, 2007, the Company was in compliance with such restrictive covenants.

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

Foreign currency debt:

An analysis of the foreign-currency-denominated debt at December 31, 2007 is as follows:

	Foreign currency (in thousands)	Exchange rate at December 31, 2007 (in units)		Equivalent in Mexican pesos
U.S. dollar	6,737,694	P.	10.8662	P.	73,213,124
Euros	15,682		15.8766		248,990

Total				P.	73,462,114

Long-term debt maturities at December 31, 2007 are as follows:

Years	Amount
2009	P.	15,926,023
2010		16,302,306
2011		11,829,066
2012		10,459,446
2013 and thereafter		24,663,013

Total	P.	79,179,854

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

Hedges:

At December 31, 2007 and 2006, the financial instruments contracted by the Company are as follows:

	2007				2006
	Notional amount		Fair value		Notional amount		Fair value
Financial instrument	(in millions)				(in millions)
Interest-rate swaps in pesos	P.	23,752	P.	(82)	P.	31,952	P.	(1,510)
Interest-rate swaps in dollars	US$	1,150		123	US$	1,050		445
Interest-rate swaps in dollars	US$	1,050		(72)	US$	1,050		(291)
Cross currency swaps	US$	3,420		1,198	US$	2,250		794
Cross currency coupon swaps	US$	300		(260)
Forwards dollar-peso	US$	3,160		(216)	US$	4,255		(790)

Total			P.	691			P.	(1,352)

As part of its currency hedging strategy, during 2007 the Company entered into short-term exchange hedges which, at December 31, 2007, covered liabilities of P. 34,331,759 million (US$ 3,160 million) (P. 48,015,203 or US$ 4,255 million in 2006). In 2007, the Company recognized a charge of P. 578,926 (credit of P. 51,925 in 2006 and a charge of P. 7,701,067 in 2005) to results of operations for these hedges corresponding to changes in their fair value.

In 2007, the Company also entered into cross currency swaps that cover liabilities of P. 37,162,404 (US$ 3,420 million) (P. 25,389,942 or US$ 2,250 million in 2006). The Company recognized a credit of P. 93,087 (charge of P. 79,324 in 2006) to results of the operations for these swaps corresponding to changes in their fair value.

To offset its exposure to financial risks related to the variable-yield debt, the Company entered into interest-rate swaps. Under these contracts, the Company agreed to receive 28-day TIIE and to pay a fixed rate. The difference between the market interest rate and the rates contracted under the swaps was recorded in results of operations.

At December 31, 2007, the Company had interest-rate swaps for a total base amount of P. 23,752,125 (nominal amount). The Company also had interest-rate swaps for a total base amount of P. 12,496,130 (US$ 1,150 million), paying fixed rates and receiving a six-month LIBOR rate, and of P. 11,409,510 (US$ 1,050 million) under which it pays a six-month LIBOR rate and receives a fixed rate.

At December 31, 2006, the Company had interest-rate swaps for a total base amount of P. 31,952,125 (nominal amount) and P. 11,848,640 (US$ 1,050 million), paying fixed rates and receiving a six-month LIBOR rate, and of P. 11,848,640 (US$ 1,050 million) under which it pays a six-month LIBOR rate and receives a fixed rate. During 2007, the Company also entered into cross currency coupon swaps that cover interest rate flows of P. 3,259,860 (US$ 300 million). For the year ended December 31, 2007, the Company recognized a net expense for these swaps in comprehensive financing cost of P. 940,921 (P. 750,774 in 2006 and P. 200,225 in 2005). This amount includes a charge of P. 267,047 (P. 569,786 in 2006 and P. 315,043 in 2005), derived from the replacement of its Mexican peso-denominated interest rate swaps.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

10. Deferred Credits

Deferred credits consist of the following at December 31, 2007 and 2006:

	2007		2006
Advance billings	P.	1,288,148	P.	1,258,275
Advances from subscribers and others		33,341		30,208

Total	P.	1,321,489	P.	1,288,483

11. Accounts Payable and Accrued Liabilities

An analysis of accounts payable and accrued liabilities is as follows:

	December 31
	2007		2006
Suppliers	P.	6,662,440	P.	5,572,279
Sundry creditors		3,151,513		3,457,427
Net settlement payables		12,436		14,589
Related parties		2,373,795		2,553,453
Interest payable		1,142,003		1,869,339
Accrual for other contractual employee benefits		1,151,700		1,131,334
Accrual for vacations		1,256,783		1,234,716
Other		1,201,811		2,884,505

	P.	16,952,481	P.	18,717,642

The activity in the main accruals for the years ended December 31, 2007, 2006 and 2005 is as follows:

Accrual for other contractual employee benefits:

	2007		2006		2005
Beginning balance at January 1	P.	1,131,334	P.	1,226,045	P.	1,106,526
Increase through charge to expenses		3,434,180		3,690,215		3,722,096
Payments		(3,371,492)		(3,738,313)		(3,563,953)
Monetary effect		(42,322)		(46,613)		(38,624)

Ending balance at December 31	P.	1,151,700	P.	1,131,334	P.	1,226,045

Accrual for vacations:

	2007		2006		2005
Beginning balance at January 1	P.	1,234,716	P.	1,233,780	P.	1,255,125
Increase through charge to expenses		2,690,063		2,600,485		2,725,456
Payments		(2,621,810)		(2,550,372)		(2,705,986)
Monetary effect		(46,186)		(49,177)		(40,815)

Ending balance at December 31	P.	1,256,783	P.	1,234,716	P.	1,233,780

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

12. Foreign Currency Position and Transactions

a) At December 31, 2007 and 2006, the Company had the following foreign-currency-denominated assets and liabilities:

	Foreign currency in millions
	2007	Exchange rate at December 31, 2007		2006	Exchange rate at December 31, 2006
Assets:
U.S. dollars	202	P.	10.87	436	P.	10.88
Liabilities:
U.S. dollars	7,028		10.87	7,005		10.88
Euro	16		15.88	17		14.32

At June 23, 2008, exchange rates were as follows:

Currency	Exchange rate
U.S. dollars	P.	10.3156
Euro		15.9957

b) In the years ended December 31, 2007, 2006 and 2005, the Company had the following transactions denominated in foreign currencies. Currencies other than the U.S. dollar were translated to U.S. dollars using the average exchange rate for the year.

	(millions of dollars)
	2007		2006		2005
Revenues	US$	492	US$	432	US$	312
Operating costs and expenses		335		262		131
Interest income		4		12		32
Interest expense		393		357		391

13. Commitments and Contingencies

Commitments

At December 31, 2007, TELMEX had non-cancelable commitments of P. 7,539,472 (P. 8,530,674 in 2006) for the purchase of equipment, including P. 1,837,743 (P. 2,581,909 in 2006) of non-cancelable commitments with related parties. Payments made under the related purchase agreements aggregated P. 5,482,022 in 2007, P. 4,533,443 in 2006 and P. 7,994,046 in 2005.

Contingencies

a) On December 4, 1997, the Federal Commission of Economic Competition (COFECO) issued a preliminary ruling declaring that Teléfonos de México, S.A.B. de C.V. exercises substantial power over what it referred to as five telecommunications markets. Teléfonos de México, S.A.B. de C.V. filed an appeal against such ruling and refuted the final ruling issued by COFECO on February 19, 1998. After several judicial instances and rulings, the plenary meeting of COFECO issued a ruling dated February 23, 2007, in which it revoked and ordered that the file be closed.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

b) In December 1995, a competitor that provides cellular telephone services reported Teléfonos de México, S.A.B. de C.V. to COFECO for alleged monopolistic practices and undue concentration.

In July 2001, COFECO ruled that Teléfonos de México, S.A.B. de C.V. was responsible for monopolistic practices and undue concentration. Teléfonos de México, S.A.B. de C.V. filed an appeal for reconsideration against the ruling, but the appeal was declared unfounded and the ruling confirmed.

The respective defense against the confirmation of the ruling has been filed with the Federal Court of Justice for Tax and Administrative Matters.

c) On November 22, 2005, COFETEL issued a resolution in which it determined the guidelines that must be followed by Teléfonos de México, S.A.B. de C.V. in making changes to local service areas. Teléfonos de México, S.A.B. de C.V. filed a motion for review first with COFETEL and then with the Federal Court of Justice for Tax and Administrative Matters, which granted the Company a temporary reprieve against the ruling in dispute. This case is still open and the Company will continue to defend itself in the matter, since management’s opinion is that the guidelines issued by the authority violate the law.

Also, since the Company was granted the temporary reprieve, all acts or processes arising from the resolution regarding the guidelines have been suspended (including the three resolutions through which COFETEL ordered the consolidation of local service areas) until the court issues a final ruling.

d) Between November 2007 and February 2008, COFECO initiated inquests of the Company’s possible substantial power in the following five areas: (i) calling party pays and domestic calling party pays programs; (ii) termination of public switched traffic; (iii) sourcing of public switched traffic; (iv) local transit services; and (v) leasing of lines or circuits. There are also two ongoing investigations for alleged monopolistic practices regarding the broadband Internet access service market for domestic residential customers and in the fixed network interconnection services markets.

As a result of COFECO’s ongoing investigations, Teléfonos de México, S.A.B. de C.V. could be deemed by the agency to exercise substantial power over these relevant markets and COFECO then might issue a statement of dominance. Consequently, through proceedings conducted with COFETEL, Teléfonos de México, S.A.B. de C.V. would receive specific instructions from COFECO regarding rates and the quality of services and information and, if applicable, the Company could be fined.

Notwithstanding the fact that the arguments of Teléfonos de México, S.A.B. de C.V. are considered to be well founded, the Company’s in-house and external lawyers handling the above-mentioned cases consider that given the litigious nature of these matters, there is no certainty that the Company will receive favorable rulings.

e) The Mexican Social Security Institute (IMSS) audited Teléfonos de México, S.A.B. de C.V. for the 1997-2001 period. At the conclusion of the audit, it was determined that Teléfonos de México, S.A.B. de C.V. owed a total of approximately P. 330,000 (historical amount) in taxes, fines, surcharges and restatements at July 2, 2003. Teléfonos de México, S.A.B. de C.V. filed an appeal with the Federal Court of Justice for Tax and Administrative Matters, and in accordance with Mexican law, by means of a bank trust the Company guaranteed payment of such tax liability through July 19, 2008. The Company’s external lawyers who are handling this matter are of the opinion that although the Company’s appeal is well founded, there is no guarantee that it will prevail.

f) In accordance with Mexican law, after the split-up, Teléfonos de México, S.A.B. de C.V. shall be severally liable for all of the obligations transferred to Telmex Internacional, S.A.B. de C.V. for a three-year period beginning December 21, 2007, which is the date on which the stockholders approved the split-up. This responsibility, however, does not cover obligations with those creditors who have granted their express authorization, relieving Teléfonos de México, S.A.B. de C.V. from these obligations and consenting to the split-up.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

14. Related Parties

a) In the years ended December 31, 2007, 2006 and 2005, the Company had the following transactions with related parties:

	2007		2006		2005
Investment and expenses:
Purchase of materials, inventories and fixed assets (1)	P.	3,928,422	P.	5,609,050	P.	6,336,524
Payment of insurance premiums and fees for administrative and operating services, security trading and others (2)		5,106,398		5,212,642		5,453,912
Interconnection payments under the “Calling Party Pays” program and other telecommunication services (3)		12,976,239		9,344,380		10,106,924
Cost of termination of international calls (6)		612,594		313,015		30,437
Revenues:
Sale of materials and other services (4)		1,540,633		1,490,002		1,769,688
Sale of long distance and other telecommunications services (5)		5,844,988		5,605,463		4,313,699
Revenue from termination of international calls (6)		1,920,392		1,244,983		34,977
Sale of 50% of Technology and Internet LLC						46,904

(1)	Includes P. 2,824,739 in 2007 (P. 4,451,279 in 2006 and P. 6,286,991 in 2005) for purchase of network construction services and materials from subsidiaries of Grupo Carso, S.A.B. de C.V. (Carso Group), which is an entity under common control with Carso Global Telecom, the company that controls Teléfonos de México, S.A.B. de C.V. Also includes P. 1,047,685 in 2007 (P. 825,353 in 2006 and P. 0 in 2005) for purchase of equipment for broadband platform services from 2Wire.

(2)	Includes P. 1,216,067 in 2007 (P. 1,346,539 in 2006 and P. 1,652,442 in 2005) for network maintenance services from subsidiaries of Carso Group P. 847,605 in 2007 (P. 786,060 in 2006 and P. 803,734 in 2005) for services received from subsidiaries of Impulsora del Desarrollo y el Empleo en América Latina, S.A.B. de C.V. (IDEAL); P. 1,450,330 in 2007 (P. 1,528,820 in 2006 and P. 1,382,200 in 2005) for the preparation and distribution of telephone directories of white pages and advertising in yellow pages paid to the subsidiaries of Telmex Internacional; P. 431,074 in 2007 (P. 458,097 in 2006 and P. 383,646 in 2005) for insurance premiums paid to Seguros Inbursa, S.A. (Seguros), which, in turn, places most of this amount in reinsurance with third parties; P. 93,162 in 2007 (P. 66,305 in 2006 and P. 135,855 in 2005) for security trading fees paid to Inversora Bursátil, S.A. (Inversora) and P. 571,544 in 2007 (P. 441,265 in 2006 and P. 499,707 in 2005) for fees paid for administrative and operating services to technology partners (AT&T and Carso Global Telecom). Carso Group, IDEAL, Telmex Internacional, Seguros and Inversora are entities under common control with Carso Global Telecom.

(3)	Includes P. 12,810,940 (P. 9,255,932 in 2006 and P. 9,990,486 in 2005) for interconnection expenses under the “Calling Party Pays” program derived from outgoing calls from a fixed lined telephone to a cellular telephone paid to subsidiaries of América Móvil, S.A.B. de C.V. (América Móvil). América Móvil is an entity under common control with Carso Global Telecom.

(4)	Includes P. 253,095 in 2007 (P. 358,402 in 2006 and P. 456,426 in 2005) for the sale of materials and other services rendered to subsidiaries of Carso Group; P. 335,480 in 2007 (P. 289,847 in 2006 and P. 239,196 in 2005) for billing and collection services rendered to a subsidiary of Grupo Financiero Inbursa; P. 363,529 in 2007 (P. 357,028 in 2006 and P. 348,783 in 2005) for billing and collection services rendered to subsidiaries of Telmex Internacional and P. 439,660 (P. 345,756 in 2006 and P. 412,438 in 2005) for property leases and other services rendered to subsidiaries of América Móvil.

(5)	Includes P. 4,662,247 in 2007 (P. 4,396,648 in 2006 and P. 4,245,589 in 2005) for revenues invoiced to a subsidiary of América Móvil for the rental of circuits and long distance services.

(6)	Includes costs and revenues with the companies of AT&T, as well as with the subsidiaries of América Móvil and Telmex Internacional.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

b) At December 31, 2007, TELMEX had net amounts payable to a subsidiary of the Carso Group and a subsidiary of América Móvil of P. 257,610 and P. 1,247,415, respectively, (P. 434,915 and P. 1,147,363, respectively, in 2006). At December 31, 2007, the Company also had net amounts receivable from certain AT&T companies of P. 235,284 (P. 329,246 in 2006) and a subsidiary of América Móvil of P. 212,647.

c) The companies mentioned in this note are considered to be related parties, since the Company’s main stockholders are also, directly or indirectly, stockholders in such companies. Carso Global Telecom holds the majority of the Company’s voting shares. AT&T is a noncontrolling stockholder of the Company.

d) An analysis of employee benefits granted to the Company’s key managers or relevant directors is as follows:

	2007		2006		2005
Short- and long-term direct benefits	P.	57,421	P.	56,504	P.	55,853
Post-retirement benefits		2,536		2,403		2,166

Total	P.	59,957	P.	58,907	P.	58,019

15. Stockholders’ Equity

a) At an extraordinary meeting held on December 5, 2006, based on the requirements of the Securities Market Law in force, the stockholders approved amendments to the Company’s bylaws, primarily to modify the integration, organization and functioning of its corporate bodies. In this regard, several resolutions derived from the approved changes were adopted and are related to: i) the exchange of certain series of shares that in due time must be carried out; ii) changes to the corporate powers previously conferred on the stockholders; iii) the functioning of the Board of Directors, the Corporate Practices Committee and the Audit Committee under their current structures; iv) the appointment and ratification of the President of the Corporate Practices Committee and of the President of the Audit Committee; and v) the revocation of the appointments of the Statutory Auditor and the Alternate Statutory Auditor. Also, in accordance with the provisions of the Securities Market Law, the stockholders resolved to modify the relevant clause in the Company’s bylaws to change its business name to Teléfonos de México, Sociedad Anónima Bursátil de Capital Variable (or its abbreviation, S.A.B. de C.V.).

As mentioned in Note 2, at an extraordinary meeting held on December 21, 2007, the stockholders of TELMEX approved the split-up of the Latin American subsidiary entities, as well as the Company’s yellow pages business. After the split-up took effect and TELMEX made the contribution to Telmex Internacional, the capital stock of TELMEX was represented by the same number of shares in the three series, with no change in the number of shares that represent capital.

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

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

b) At December 31, 2007, capital stock was represented by 19,360 million outstanding shares with no par value, representing the Company’s fixed capital (20,203 million in 2006). An analysis is as follows:

	2007		2006
8,115 million Series “AA” shares	P.	5,569,721	P.	16,125,189
430 million Series “A” shares (446 in 2006)		345,936		1,038,553
10,815 million Series “L” shares with limited voting rights (11,642 in 2006)		3,486,904		10,847,592

Total	P.	9,402,561	P.	28,011,334

The Company’s historical capital stock at December 31, 2007 and 2006 was P. 83,590 and P. 252,539, respectively.

An analysis of changes in 2007, 2006 and 2005 is as follows:

	Capital stock (1)
	Series “AA”			Series “A”			Series “L”
	Number	Amount		Number	Amount		Number	Amount
Balances at January 1, 2005	8,127	P.	16,149,509	504	P.	1,174,698	15,034	P.	13,913,902
Repurchase of Company’s own shares in cash				(6)		(14,439)	(1,614)		(1,495,232)
Conversion of “AA” shares to “L” shares	(12)		(24,320)				12		24,320
Conversion of “A” shares to “L” shares				(19)		(43,823)	19		43,823

Balances At December 31, 2005	8,115		16,125,189	479		1,116,436	13,451		12,486,813
Repurchase of company’s own shares in cash				(4)		(9,158)	(1,838)		(1,707,946)
Conversion of “A” shares to “L” shares				(29)		(68,725)	29		68,725

Balance At December 31, 2006	8,115		16,125,189	446		1,038,553	11,642		10,847,592
Repurchase of Company’s own shares in cash				(3)		(6,423)	(840)		(773,787)
Conversion of “A” shares to “L” shares				(13)		(30,395)	13		30,395
Reduction due to the split-up Telmex Internacional			(10,555,468)			(655,799)			(6,617,296)

Balance at December 31, 2007	8,115	P.	5,569,721	430	P.	345,936	10,815	P.	3,486,904

(1)	Number of shares in millions.

Series “AA” shares, which may be subscribed only by Mexican individuals and corporate entities, must represent at all times no less than 20% of capital stock and no less than 51% of the combined number of Series “AA” shares and “A” shares. Series “A” shares, which may be freely subscribed, must account for no more than 19.6% of capital stock and no more than 49% of the combined number of Series “AA” shares and “A” shares. Series “AA” and “A” shares combined may not represent more than 51% of capital stock. The combined number of Series “L” shares, which have limited voting rights and may be freely subscribed, and Series “A” shares may not exceed 80% of capital stock.

Voting rights

Each Series “AA” and “A” share entitles the holder to one vote at general stockholders’ meetings. Each series “L” share entitles the holder to one vote at any stockholders’ meeting in which Series “L” holders are authorized to vote. According to clause 8 of the bylaws, Series “L” shares will only have the right to vote to designate two directors to the board of directors and their corresponding alternate directors, and on the following matters:

•	The transformation of the corporation from one type of company to another;

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

•

Any merger in which the corporation is not the surviving entity or any merger with an entity whose principal corporate purposes are different from those of the corporation (when the corporation is the surviving entity); and

•	Cancellation of the registration of the shares issued by the Company on the Mexican National Registry of Securities and on any foreign stock exchange on which they are registered.

Resolutions adopted in extraordinary stockholders’ meetings related to any of the matters on which the Series “L” shares are entitled to vote will also be required to receive a majority vote of Series “AA” and Series “A” shareholders in order to be valid.

Under Mexican law, holders of any Series of shares are also entitled to vote as one class on any proposal that could adversely affect the rights of the holders of that particular series and holders of 20% or more of all outstanding shares would be entitled to request judicial relief against any such action taken without such a vote. Determining whether a proposal requires the vote by the holders of Series “L” under such basis would initially be made by the board of directors or by any other party that calls a stockholders’ meeting to decide on the proposal. A negative decision would be subject to judicial challenge by any affected stockholder, and a court would ultimately determine the necessity for a class vote. There are no other procedures for determining whether a proposal requires a class vote, and Mexican law does not provide extensive guidance on the criteria to be applied in making such a determination.

c) In 1994, the Company initiated a program to purchase its own shares. A charge is made to retained earnings for the excess cost of the shares purchased over the percentage of capital stock represented by the shares acquired.

At a regular meeting held on April 27, 2007, the stockholders approved an increase of P. 15,000,000 (historical), in the total authorized historical amount to be used by the Company to acquire its own shares, bringing the total maximum amount to be used for this purpose to P. 23,046,597 (historical).

In 2007, the Company acquired 839.9 million Series “L” shares for P. 15,729,975 (historical cost of P. 15,423,889) and 2.8 million Series “A” shares for P. 52,864 (historical cost of P. 51,902).

In 2006, the Company acquired 1,838.0 million Series “L” shares for P. 24,629,704 (historical cost of P. 23,092,355) and 3.9 million Series “A” shares for P. 54,082 (historical cost of P. 50,682).

In 2005, the Company acquired 1,614.0 million Series “L” shares for P. 18,854,604 (historical cost of P. 17,172,604) and 6.2 million Series “A” shares for P. 72,367 (historical cost of P. 65,761).

At December 31, 2007, 2006 and 2005, the Company had 12,872 (12,840 Series “L” and 32 Series “A” shares), 12,029 (12,000 Series “L” and 29 Series “A” shares) and 10,187 (10,162 Series “L” and 25 Series “A” shares) million treasury shares, respectively.

d) In conformity with the Mexican Corporations Act, at least 5% of net income for the year must be appropriated to increase the legal reserve. This practice must be continued each year until the legal reserve reaches at least 20% of capital stock.

e) At December 31, 2007, the caption “Other accumulated comprehensive income” includes the deficit from the re-expression of stockholders’ equity, the effect of fair value of swaps, net of deferred taxes, and the effect of translation of foreign entities of P. (78,719,991), P. 535,119 and P. (637,979), respectively (P. (83,869,501), P. 36,030 and P. 19,107,604, respectively in 2006).

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

16. Income Tax, Asset Tax, Flat Rate Business Tax and Employee Profit Sharing

a) The Ministry of Finance and Public Credit authorized Teléfonos de México, S.A.B. de C.V. to consolidate the group tax returns effective January 1, 1995. Instituto Tecnológico de Teléfonos de México, S.C., the Mexican subsidiaries acquired during the year and the foreign subsidiaries are excluded from this tax consolidation.

On November 1, 2004, the Ministry of Finance and Public Credit authorized the transfer of the tax consolidation of Teléfonos de México, S.A.B. de C.V. to that of Carso Global Telecom (controlling company of TELMEX), starting in 2005 and in conformity with the Mexican Income Tax Law. However, such transfer does not result in the tax deconsolidation of Teléfonos de México, S.A.B. de C.V. or its subsidiaries, or in their ceasing to consolidate for tax purposes.

b) As of January 1, 2007, asset tax rate is payable at 1.25% of the average value of most assets. Through December 31, 2006, asset tax was payable at the 1.8% rate on the average value of most assets net of certain liabilities. Asset tax for the years ended December 31, 2007, 2006 and 2005 was P. 1,838,181, P. 725,658 and P. 584,799, respectively. Such amounts were remitted through the crediting of income tax paid in both years.

c) The Flat Rate Business Tax Law (FRBT) was published on October 1, 2007. This Law came into force as of January 1, 2008 and abolished the Asset Tax Law.

Current-year FRBT is computed by applying the 17.5% (16.5% in 2008 and 17% in 2009) rate to income determined on the basis of cash flows, net of authorized credits.

When a negative FRBT base is determined because deductions exceed taxable income, there will be no FRBT payable. The amount of the negative base multiplied by the FRBT rate results in an FRBT credit, which may be applied against income tax for the same year or, if applicable, against FRBT of the subsequent ten periods.

FRBT credits result mainly from the unamortized negative FRBT base, salary credits and social security contributions, as well as credits resulting from the deduction of certain investments, such as inventories and fixed assets, during the transition period starting on the date on which the FRBT became effective.

FRBT shall be payable only to the extent it exceeds income tax for the same period. In other words, to determine FRBT payable, income tax paid in a given period shall first be subtracted from the FRBT of the same period and the difference shall be the FRBT payable.

Based on tax result projections, the Company considers that it will not be subject to the payment of FRBT in the following years.

d) An analysis of income tax provisions is as follows:

	2007		2006		2005
Current year income tax	P.	10,411,963	P.	12,522,159	P.	13,957,410
Deferred tax, net of related monetary position gain of P. 744,406 (P. 766,101 in 2006 and P. 629,287 in 2005)		1,206,747		(333,124)		(2,752,652)

Total	P.	11,618,710	P.	12,189,035	P.	11,204,758

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

On December 1, 2004, an annual gradual decrease in the 33% corporate income tax rate was approved to 30% in 2005, 29% in 2006 and 28% in 2007 and succeeding years. A reconciliation of the statutory corporate income tax rate to the effective rate recognized for financial reporting purposes is as follows:

	2007%	2006%	2005%
Statutory income tax rate	28.0	29.0	30.0
Depreciation		(2.2)	(0.6)
Financial cost	0.3	0.1	(0.2)
Employee profit sharing	0.1	0.1	0.2
Social security benefits	1.1	1.1	1.1
Other	(0.8)	2.4	(1.4)

Effective income tax rate	28.7	30.5	29.1

At December 31, 2007 and 2006, the Company recognized temporary items that gave rise to deferred taxes as follows:

	2007		2006
Deferred tax assets:
Allowance for bad debts and slow-moving inventories	P.	495,246	P.	518,935
Tax loss carry forwards		6,851		81,460
Advance billings		416,980		355,169
Accrued liabilities		963,942		852,986
Employee profit sharing		786,677		835,204
Financial instruments				63,156

		2,669,696		2,706,910

Deferred tax liabilities:
Fixed assets		(15,777,011)		(13,052,049)
Inventories		(97,529)		(193,903)
Licenses		(113,219)		(124,416)
Pensions		(4,325,241)		(5,546,093)
Prepaid expenses		(302,572)		(390,772)
Financial instruments		(371,166)

		(20,986,738)		(19,307,233)

Net deferred tax liability	P.	(18,317,042)	P.	(16,600,323)

e) The Company is subject to payment of employee profit sharing (in Mexico) in addition to its contractual compensation and benefits. In 2007, 2006 and 2005, employee profit sharing was computed applying a 10% rate to taxable income, excluding the inflationary component and the restatement of depreciation expense.

The Company recognizes deferred employee profit sharing for the year, since as of 2006, companies are permitted to deduct employee profit sharing from the income tax base at the time employees are paid.

f) At December 31, 2007, the balance of the restated contributed capital account (CUCA) and the net tax profit account (CUFIN) was P. 10,526,355 and P. 19,303,767, respectively. These amounts correspond to Teléfonos de México, S.A.B. de C.V. on an individual basis.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

17. Segments

Subsequent to the split-up mentioned in Note 2, TELMEX primarily operates in two segments: local and long distance telephone service. Local telephone service corresponds to fixed-line local service. Long distance service corresponds to domestic and international service. Others segments include long distance calls made from public and rural telephones, corporate networks, Internet and other services. Additional information related to the Company’s operations is provided in Note 1. The following summary shows the most important segment information, which has been prepared on a consistent basis as if the Company had operated in these segments:

	(In millions of Mexican pesos with purchasing power at December 31, 2007)
	Local service		Long distance		Other segments		Adjustments		Consolidated total
December 31, 2007
Revenues:
External revenues	P.	76,151	P.	31,032	P.	23,585			P.	130,768
Intersegment revenues		10,438				1,096	P.	(11,534)
Depreciation and amortization		11,901		2,331		4,193				18,425
Operating income		23,233		8,695		11,956				43,884
Segment assets		283,463		53,766		54,852				392,081

December 31, 2006
Revenues:
External revenues	P.	78,824	P.	27,522	P.	23,409			P.	129,755
Intersegment revenues		10,551				1,210	P.	(11,761)
Depreciation and amortization		12,424		2,471		3,816				18,711
Operating income		25,078		8,875		12,311				46,264
Segment assets		276,796		54,108		51,358				382,262

December 31, 2005
Revenues:
External revenues	P.	82,259	P.	27,224	P.	21,966			P.	131,449
Intersegment revenues		10,577				1,246	P.	(11,823)
Depreciation and amortization		13,594		2,788		3,932				20,314
Operating income		26,343		8,980		10,915				46,238
Segment assets		268,840		54,009		48,677				371,526

Inter-segmental transactions are reported based on terms offered to third parties. Employee profit sharing, other net income, comprehensive financing cost, equity interest in net income of affiliates and the income tax provision are not allocated to each segment, as they are handled at the corporate level.

Segment assets include plant, property and equipment (excluding accumulated depreciation), construction in progress and advances to equipment suppliers, and inventories for operation of the telephone plant.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

18. Differences between Mexican FRS and U.S. GAAP

The Company’s consolidated financial statements are prepared in accordance with Mexican Financial Reporting Standards (“Mexican FRS”), which differ in certain respects from accounting principles generally accepted in the United States (“U.S. GAAP”).

The Mexican FRS consolidated financial statements include the effect of inflation as provided for under Bulletin B-10. The discontinued operations include the effect of inflation as provided for under Bulletin B-15. The reconciliation to U.S. GAAP includes a reconciling item for the reversal of the effect of applying Bulletin B-15 for the re-expression into constant pesos as of December 31, 2007 for the years ended December 31, 2006 and 2005, because the application of such provisions is equivalent to not presenting our comparative financial statements in the same currency for all periods presented, as required by Securities and Exchange Commission (SEC) rules.

The Mexican and U.S. GAAP 2006 and 2005 amounts, included throughout Note 18, are presented in constant Mexican pesos by using the 1.0376 and 1.0796 Mexican inflation factors, respectively.

The reconciliation to U.S. GAAP does not include the reversal of the adjustments to the financial statements for the effects of inflation required under Mexican FRS (Bulletin B-10), because the application of Bulletin B-10 represents a comprehensive measure of the effects of price level changes in the Mexican economy as permitted by the SEC.

The principal differences between Mexican FRS and U.S. GAAP, as they relate to the Company, are described below together with an explanation, where appropriate, of the method used to determine the adjustments that affect net income, stockholders’ equity and resources provided by operating and financing activities.

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

Statement of Financial Accounting Standards No. 95 (“SFAS 95”), Statement of Cash Flows, does not provide guidance with respect to inflation adjusted financial statements. In accordance with Mexican FRS, the changes in current and long-term debt due to re-expression into constant pesos, including the effect of exchange differences, is presented in the statement of changes in financial position in the financing activities section. Also, under U.S. GAAP non-cash investing activities are not reported in the statement of cash flows; whereas under Mexican FRS non-cash transactions that affect the financial structure of an entity must be presented separately in the statement of changes in financial position. In addition, cash flows related to discontinued operation are presented in various categories whereas under Mexican FRS they are presented as a net item.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

If the monetary gain and the exchange gain or loss related to the debt, were treated as components of operating activities, summarized consolidated statements of cash flows derived from information prepared in accordance with U.S. GAAP would be as follows:

	Year ended December 31,
	2007		2006		2005
Cash flows from operating activities:
Net income under U.S.GAAP	P.	35,375,221	P.	28,638,041	P.	29,221,391
Income from discontinued operations under U.S. GAAP		6,390,179		1,556,165		3,026,366

Income from continuing operations under U.S. GAAP		28,985,042		27,081,876		26,195,025
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation		19,759,421		20,712,706		22,899,092
Amortization		134,492		108,285		105,829
Amortization of deferred charges		949,862		230,960		331,654
Effect of exchange rate differences on debt		234,465		786,986		(4,685,420)
Monetary gain, net		(3,056,539)		(3,437,039)		(2,699,192)
Deferred taxes		956,606		(605,533)		(3,119,977)
Equity interest in net (income) loss of affiliates		(17,245)		(8,723)		19,992
Noncontrolling interest		(189)		5,284		26,570
Net periodic cost of labor obligations		3,716,277		4,128,142		3,799,480
Marketable securities		2,151,503		(2,989,468)		(83,186)
Change in operating assets and liabilities		(4,920,703)		(448,675)		(4,195,088)

Total adjustments		19,907,950		18,482,925		12,399,754

Net cash provided by operating activities of continuing operations		48,892,992		45,564,801		38,594,779

Cash flows from investing activities:
Investment in plant, property and equipment and inventories		(13,439,657)		(13,736,911)		(15,136,587)
Instruments available for sale						8,018,490
Net cash contributed to split-up subsidiary		(14,077,287)		(10,337,966)		(5,845,282)
Investment in affiliated companies				(696,260)		104,107
Sale of affiliated company						46,904
Other investments		(239,005)		(33,870)		(320,292)

Net cash used in investing activities of continuing operations		(27,755,949)		(24,805,007)		(13,132,660)

Cash flows from financing activities:
New loans		14,930,842		17,182,460		22,811,451
Repayment of loans		(10,750,844)		(14,152,806)		(9,708,577)
Repurchase of Company’s own shares and cash dividends paid		(24,602,913)		(33,529,957)		(28,164,348)

Net cash used in financing activities of continuing operations		(20,422,915)		(30,500,303)		(15,061,474)

Effect of inflation accounting on cash and cash equivalents		(789,336)		(710,730)		(910,872)

Net changes in cash and cash equivalents of discontinued operations		(5,992,792)		1,046,774		(3,794,875)

Net (decrease) increase in cash and cash equivalents		(6,068,000)		(9,404,465)		5,694,898
Cash and cash equivalents at beginning of year		10,765,752		20,170,217		14,475,319

Cash and cash equivalents at end of year	P.	4,697,752	P.	10,765,752	P.	20,170,217

Supplemental disclosure of cash flow information:
Interest paid	P.	6,438,212	P.	4,737,728	P.	5,148,692
Income tax paid		10,501,615		11,052,117		14,205,942
Employee profit sharing paid		2,954,488		2,946,413		3,011,485

Cash flows from purchases of trading securities during 2006 were P.2,956,819 and cash flows from sales of trading securities during 2007 were P.2,232,020 (P. 101,428 and P. 5,861 in 2006 and 2005, respectively).

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

Capitalized interest:

Under U.S. GAAP, interest on borrowings in foreign currencies or comprehensive cost of financing incurred during the construction period must be considered as an additional cost of constructed assets to be capitalized in plant, property and equipment and depreciated over the lives of the related assets. The amount of the capitalized comprehensive cost of financing for U.S. GAAP purposes was determined by applying the weighted average rate of interest of financing.

Under Mexican FRS in force through December 31, 2006, the Company did not capitalize the comprehensive cost of financing in its Mexican FRS financial statements. Starting January 1, 2007, although the Company adopted the policy of capitalizing the comprehensive result of financing on assets under construction, as a result of Mexican FRS D-6, the Company did not capitalize any comprehensive result of financing as described in Note 1.

The reconciling items for 2007, 2006 and 2005 show the capitalization of interest as required under U.S. GAAP.

Valuation of inventories and plant, property and equipment:

As previously discussed in Note 1.II.i, the re-expression of plant property and equipment is based on the rate of inflation in the respective country of origin. This method is not acceptable for U.S. GAAP purposes; consequently, the difference between this method and the re-expression of inventories and plant, property and equipment based on the NCPI was taken to the U.S. GAAP reconciliations subsequently presented.

As a result of this comparison, inventories, plant, property and equipment and stockholders’ equity increased by P. 2,806,415 (P. 3,890,586 in 2006), and the depreciation expense for 2007 increased by P. 1,127,069 (P. 1,632,733 and P. 2,078,805 in 2006 and 2005, respectively).

Deferred income tax and deferred employee profit sharing:

As mentioned in Note 1.II.q, under Mexican FRS, deferred income tax is determined on all temporary differences in balance sheets accounts for financial and tax reporting purposes, using the enacted income tax rate at the balance sheet date, which is basically in conformity with Statement of Financial Accounting Standards No. 109 (“SFAS 109”), Accounting for income taxes.

The Company is required to pay employee profit sharing in accordance with Mexican labor law. Deferred employee profit sharing under U.S. GAAP has been determined following the guidelines of SFAS 109, while under Mexican FRS, the deferred consequences of employee profit sharing are determined on temporary differences considered non-recurring with a known turnaround time.

The deferred tax adjustment included in the net income and stockholders’ equity reconciliations, also includes the effect of deferred taxes on all U.S. GAAP adjustments reflected in the reconciliation between Mexican FRS and U.S. GAAP.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

The differences in the recognition of deferred income tax and deferred employee profit sharing (for purposes of this note, collectively “deferred taxes”) between Mexican FRS and U.S. GAAP for purposes of the income statement were as follows:

2005	P.	367,325
2006		272,409
2007		250,141

The effect of deferred income tax and deferred employee profit sharing on the difference between the indexed cost and the specific indexation factor valuation of fixed assets and inventories, primarily for operation of the telephone plant is applied as an adjustment to stockholders’ equity. The related accumulated amounts at December 31, 2007 and 2006 that decreased equity were P. (907,244) and P. (1,048,651), respectively.

The yearly changes in the accumulated amount for deferred taxes applied to equity as a result of this effect from 2005 through 2007 are the following:

2005	P.	(708,403)
2006		373,264
2007		141,407

In 2007, 2006 and 2005, monetary gains of P. 15,064, P. 16,955 and P. 19,074, respectively, on the deferred taxes balance related to the difference between the indexed cost and specific indexation cost valuation of fixed assets and inventories, primarily for operation of the telephone plant, were taken to equity, as part of the change of the year.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

Significant components of deferred taxes under U.S. GAAP at December 31, 2007 and 2006 are as follows:

	2007						2006
	Income tax		Employee profit sharing		Deferred taxes		Income tax		Employee profit sharing		Deferred Taxes
Deferred tax assets:
Allowances for bad debts and slow-moving inventories	P.	495,246	P.	160,139	P.	655,385	P.	518,935	P.	165,985	P.	684,920
Tax loss carry forwards		6,851				6,851		81,460				81,460
Advance billings		416,980		127,396		544,376		348,823		122,410		471,233
Accrued liabilities		963,942		330,739		1,294,681		859,329		306,131		1,165,460
Employee profit sharing		2,535,721				2,535,721		2,501,532				2,501,532
Pensions		254,798		268,240		523,038
Derivatives								33,072		1,911		34,983

Total deferred tax assets		4,673,538		886,514		5,560,052		4,343,151		596,437		4,939,588

Deferred tax liabilities:
Fixed assets		(16,443,517)		(4,755,824)		(21,199,341)		(14,045,733)		(5,091,733)		(19,137,466)
Inventories		(113,587)		(66,965)		(180,552)		(209,840)		(105,950)		(315,790)
Capitalized interest or net financing cost		(386,577)		(138,063)		(524,640)		(482,193)		(172,213)		(654,406)
Licenses		(113,219)		(43,712)		(156,931)		(124,416)		(69,379)		(193,795)
Pensions								(2,231,894)		(797,105)		(3,028,999)
Prepaid expenses		(302,572)		(101,698)		(404,270)		(390,772)		(130,103)		(520,875)
Financial instruments		(370,973)		(123,862)		(494,835)
Exchange gain on debt				(129,773)		(129,773)				(181,124)		(181,124)

Total deferred tax liabilities		(17,730,445)		(5,359,897)		(23,090,342)		(17,484,848)		(6,547,607)		(24,032,455)

Net deferred tax liabilities	P.	(13,056,907)	P.	(4,473,383)	P.	(17,530,290)	P.	(13,141,697)	P.	(5,951,170)	P.	(19,092,867)

For Mexican FRS purposes, as earlier discussed in Note 16, the deferred income tax liabilities recognized for the Mexican operations amounted to P.18,317,042 and P.16,600,323 at December 31, 2007 and 2006, respectively.

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

Income taxes on unremitted foreign earnings

TELMEX does not provide taxes on unremitted foreign earnings because it considers them to be permanently invested. In the event that that Company repatriated these earnings, incremental taxes may be incurred. The Company has determined that it is not practicable to determine the amount of these incremental taxes.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

Employee benefit obligation:

In 2007, 2006 and 2005, pension and seniority premium plans expense under U.S. GAAP totaled P. 3,724,963, P. 4,128,142 and P. 3,799,480, respectively. The components of these employee benefit obligations calculated in accordance with the provisions of Statement of Financial Accounting Standards No. 87 (“SFAS No. 87”), Employers’ Accounting for Pensions, consist of the following:

	December 31,
	2007		2006		2005
Labor cost	P.	3,672,437	P.	3,327,889	P.	3,100,403
Financial cost on projected benefit obligation		9,013,577		8,019,378		7,048,461
Expected return on plan assets		(9,585,397)		(8,320,936)		(7,428,878)
Amortization of unrecognized net transition obligation and prior service cost		624,346		624,349		624,326
Amortization of unrecognized losses				477,462		455,168

Net periodic cost under U.S. GAAP		3,724,963		4,128,142		3,799,480
Net periodic cost under Mexican FRS		4,495,766		4,760,925		4,760,134

Cost reduction under U.S. GAAP	P.	(770,803)	P.	(632,783)	P.	(960,654)

The amounts reconciled in net income, represent the effect generated by the assumptions used during the first application on the adoption of the pension and seniority premium accounting rules when they became effective for US GAAP and Mexican FRS purposes, which were in different years.

In determining the various economic assumptions used in the computation, the Company estimates specific rates for each of the next 12 years and assumes a constant ultimate rate for each year thereafter. Each economic assumption is evaluated annually and revised as necessary. Assumptions used in the computation of the net cost under U.S. GAAP for each of the years presented in the above table are equal to those used in the determination of employee benefit obligations disclosed in Note 8.

Plan assets:

The weighted-average asset actual allocation of plan assets by asset category is as follows:

	Percentage of plan assets at December 31,
	2007	2006
Debt securities:
Mexican Government	43.9%	36.6%
Mexican private companies	9.9%	7.0%
Equity securities:
Mexican companies	43.5%	51.5%
U.S. companies	2.7%	4.9%

Total	100.0%	100.0%

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

The asset allocation of plan assets at December 31, 2007 and 2006 and the target allocation for 2008 by asset category are as follows:

	Target allocation 2008	2007	2006
Fixed-income securities	50-60%	53.8%	43.6%
Variable-income securities	40-50%	46.2%	56.4%

The target asset allocations reflect the Company’s investment strategy of maximizing the rate of return on plan assets and the resulting funded status, within an appropriate level of risk.

As of December 31, 2007, securities held by the plan included 330.0 million shares of TELMEX (402.7 million shares in 2006) and 1,622.2 million shares of related parties (1,139.1 million shares in 2006), with a fair value of P. 6,658,724 (P. 6,401,580 in 2006) and P. 62,338,004 (P. 48,634,548 in 2006), respectively. In 2007, the plan purchased 955.4 million shares of related parties (21.9 million shares in 2006) and sold 472.3 million shares of related parties (434.7 million shares in 2006). In 2007, the plan purchased 1.1 million shares of TELMEX and sold 73.8 million shares of TELMEX. (9.7 million shares in 2006). Dividends received by the plan in 2007 were P. 1,187,117 (P. 528,979 in 2006).

As of December 31, 2007, securities held by the plan also included P. 399,105 (notional amount) of TELMEX debt securities (P. 514,597 in 2006) and P. 12,018,279 (notional amount) of related parties’ debt securities (P. 15,919,070 in 2006), with a fair value of P. 400,416 and P. 12,057,512, respectively (P. 517,964 and P. 15,990,898, respectively in 2006). In 2007, the plan purchased P. 256,453,937 (P. 128,090,532 in 2006) and sold P. 260,563,449 (P. 113,614,931 in 2006) of related parties’ debt securities, and purchased P. 54,550,809 (P. 470,728 in 2006) and sold P. 54,670,290 in 2007 of TELMEX debt securities; interest income recognized by the plan in 2007 was P. 17,322 (P. 21,432 in 2006) on TELMEX securities and P. 83,836 (P. 106,883 in 2006) on related parties securities.

Expected cash flows for pension benefits plan and seniority premiums are as follows:

Expected contributions to trust fund:
2007	P.	4,862,247

Expected benefit payments:
2007	P.	6,450,521
2008		6,754,890
2009		7,094,754
2010		7,597,706
2011		8,182,248
2012-2016		50,086,060

Total	P.	86,166,179

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

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

The remaining 70% (maximum) will be invested in securities approved by the National Banking and Securities Commission (CNBV).

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

The unrecognized net transition obligation under SFAS No. 87 of P. 7,074 924 at January 1, 1997, is being amortized over the average future working lifetime of the employee group, which has been determined to be 12 years, being 2008 the last year of the amortizing period. The portion of the unrecognized net (loss) gain that exceeds 10% of the greater of projected benefit obligation or plan assets will also be recognized over 12 years.

In 1995, consistent with the deferral of the unrecognized net (loss) gain, TELMEX included in income of such year an amount of P. 828,628 as monetary gain on the unfunded liability and deferred P. 4,362,666, which represented the difference between the amount credited to income and the full monetary gain on the unfunded liability. For 1996, the Company did not defer the monetary gain for such year, as the rates used in the actuarial study were similar to actual inflation for 1996, and amortized P. 228,411 of the monetary gain deferred in 1995. The monetary gain deferred in 1995 was being amortized in 12 years. In 2007, 2006 and 2005, the Company amortized P. 375,845 each year, on the monetary gain deferred in 1995. At December 31, 2007, the balance pending of amortization was P. 0 (P. 375,839 in 2006).

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

SFAS 158 Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R):

SFAS 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements no. 87, 88, 106 and 132(R) requires (1) recognition on the balance sheet of an asset for a defined benefit plan’s overfunded status or a liability for a plan’s underfunded status, (2) measurement of a defined benefit plan’s assets and its obligations that determine its funded status as of the end of the employer’s fiscal year, and (3) recognition of the changes in the funded status of a defined benefit postretirement plan as a component of other comprehensive income in the year the changes occur.

The requirement to recognize the funded status of a defined benefit plan and the disclosure requirements were effective for fiscal years ending after December 15, 2006.

The impact of adoption of SFAS 158 resulted in the following:

	Prior to adopting SFAS 158		Effect of adopting SFAS 158		As reported at December 31, 2006
Net prepaid benefit obligation	P.	18,727,983	P.	(10,516,659)	P.	8,211,324
Deferred income tax liability		(4,719,452)		2,650,198		(2,069,254)
Deferred employee profit sharing liability		(1,872,798)		1,051,666		(821,132)
Other		(12,135,733)				(12,135,733)
Decrease in stockholders’ equity, net of deferred taxes				6,814,795		6,814,795

Additionally, the statement of changes in stockholders’ equity includes an increase of P. 587,353, net of deferred taxes, from discontinued operations.

The components of the plan funded status that are reflected in the consolidated statement of financial position as of December 31, 2007 and 2006 are as follows:

	2007		2006
Fair value of plan assets	P.	156,979,097	P.	143,585,989
Projected benefit obligation		159,484,041		135,374,665

(Under) over funded status	P.	(2,504,944)	P.	8,211,324

Amounts recognized in other accumulated comprehensive income consist of the following:

	2007		2006
Unrecognized actuarial loss	P.	16,942,095	P.	9,102,373
Unrecognized net transition obligation at the date of initial application		589,587		1,179,164
Unrecognized prior service cost and changes in the plan		200,354		235,123

Total	P.	17,732,036	P.	10,516,660

Under Mexican FRS labor obligations are accounted for under rules similar to SFAS 87, 88 and 112, (other than assumption use during its first application) prior to its amendment by SFAS 158, thereby constituting a difference with U.S. GAAP.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

Effects of inflation accounting on U.S. GAAP adjustments:

To determine the net effect on the consolidated financial statements of recognizing the U.S. GAAP adjustments described throughout this Note, it is also necessary to recognize the effects of inflation on such adjustments as described in Note 1. These effects are taken into consideration in the preparation of U.S. GAAP reconciliations of net income and stockholders’ equity.

However, we have reversed the re-expression of the financial information for prior periods, as related to discontinued operations, into constant pesos at December 31, 2007, using the weighted average inflation factors of 1.02596 for 2006 and 1.4277 for 2005 (Note 1 II b), and re-expressed such prior periods into constant pesos at December 31, 2007 using the Mexican-only inflation factors of 1.0376 for 2006 and 1.0796 for 2005, in order to present our financial statements in the same reporting currency for all periods included in this Note.

Disclosure about fair value of financial instruments:

In accordance with Statement of Financial Accounting Standards No. 107 (“SFAS 107”), Disclosures about fair value of financial instruments, under U.S. GAAP it is necessary to provide information about the fair value of certain financial instruments for which it is practicable to estimate that value. The carrying amounts of cash and short-term investments, accounts receivable and accounts payable and accrued liabilities approximate fair values due to the short maturity of these instruments.

The fair value of total debt, excluding capital leases, is estimated using discounted cash flow analyses based on current borrowing rates offered to the Company for debt of the same remaining maturities and the market value for the senior notes at December 31, 2007 and 2006. As of December 31, 2007, the carrying value of total debt is P. 91,462,114 (P. 90,417,049 at December 31, 2006) and the fair value is P. 91,391,969 (P. 89,950,034 at December 31, 2006).

Reporting comprehensive income:

Cumulative effects of the deficit from re-expression of stockholders’ equity, deferred taxes on the difference between indexed cost and specific indexation factor valuation, effect of SFAS 158, net of deferred taxes, effect of translation of foreign entities and effect of market value of swaps, net of deferred taxes, as adjusted for U.S. GAAP purposes, included in Other accumulated comprehensive income at December 31, 2007, (decreased) increased stockholders’ equity by P. (41,474,609), P. (5,433,921), P. (9,999,319), P. 17,475,251 and P. 199,487, respectively.

Cumulative effects of the deficit from re-expression of stockholders’ equity, deferred taxes on the difference between indexed cost and specific indexation factor valuation, effect of adoption of SFAS 158, net of deferred taxes, the effect of translation of foreign entities and the effect of fair value of swaps accounted for as cash flow hedges, net of deferred taxes, as adjusted for U.S. GAAP purposes, included in Accumulated other comprehensive income at December 31, 2006, (decreased) increased stockholders’ equity by P. (41,259,303), P. (4,923,199), P. (6,227,442), P. 5,203,787 and P. (299,602), respectively.

Penalties and interest:

Under MFRS penalties and interest on tax settlements are presented as other income (expense), net; whereas under US GAAP, such gains are presented in interest income (expense). The Company does not have penalties or interest on tax settlements.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

Noncontrolling interest:

In conformity with Mexican FRS, noncontrolling interest is not added back in the company’s income statement, also it is included as a component of stockholders’ equity and is presented immediately after the caption total majority stockholders’ equity and noncontrolling interest in net income is not eliminated from net income. For U.S. GAAP purposes, noncontrolling interest is excluded from the Company’s net income and from stockholders’ equity and included as a separate caption in the balance sheet.

Accounting for derivative instruments and hedging activities:

On January 1, 2005, for Mexican FRS purposes, the Company adopted the provisions of Bulletin C-10 Accounting for derivative instruments and hedging activities, which requires that all derivatives be recorded in the balance sheet as either an asset or liability measured at fair value. Bulletin C-10 also requires that changes in the derivative’s fair value be recognized in current earnings or stockholders’ equity depending on the intended use of the derivative and the resulting designation. Based on the adoption of Bulletin C-10, there are no differences in accounting for derivative instruments between U.S. GAAP and Mexican FRS as they relate to the Company; therefore, no U.S. GAAP adjustment was recorded related to the accounting for derivatives as of December 31, 2007 and 2006. The adjustment recognized in 2005 was made to reverse the cumulative effects recognized under Mexican FRS.

Accounting for uncertainty in income taxes:

The Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (FIN 48) as of January 1, 2007.

We establish reserves to remove some or all of the tax benefit of any of our tax positions at the time we determine that it becomes uncertain based upon one of the following conditions: (1) the tax position is not “more likely than not” to be sustained, (2) the tax position is “more likely than not” to be sustained, but for a lesser amount, or (3) the tax position is “more likely than not” to be sustained, but not in the financial period in which the tax position was originally taken.

For purposes of evaluating whether or not a tax position is uncertain, (1) we presume the tax position will be examined by the relevant taxing authority that has full knowledge of all relevant information, (2) the technical merits of a tax position are derived from authorities such as legislation and statutes, legislative intent, regulations, rulings and case law and their applicability to the facts and circumstances of the tax position, and (3) each tax position is evaluated without consideration of the possibility of offset or aggregation with other tax positions taken.

A number of years may elapse before a particular uncertain tax position is audited and finally resolved or when a tax assessment is raised. The number of years subject to tax assessments varies depending on the tax jurisdiction and is generally five years for the countries in which the Company principally operates. The tax benefit that has been previously reserved because of a failure to meet the “more likely than not” recognition threshold would be recognized in our income tax expense in the first period when the uncertainty disappears under any one of the following conditions: (1) the tax position is “more likely than not” to be sustained, (2) the tax position, amount, and/or timing is ultimately settled through negotiation or litigation, or (3) the statute of limitations for the relevant taxing authority to examine and challenge the tax position has expired.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

The adoption of FIN 48 did not have a material impact on the Company’s financial statements and did not result in a cumulative adjustment to retained earnings at adoption.

EITF 06-3

In June 2006, the Emerging Issues Task Force ratified the consensus on EITF Issue No. 06-3 (EITF 06-03), How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That is, Gross versus Net Presentation). EITF 06-03 concluded that the presentation of taxes assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer, such as sales, use, value-added and certain excise taxes is an accounting policy decision that should be disclosed in a company’s financial statements.

In addition, companies that record such taxes on a gross basis should disclose the amounts of those taxes in interim and annual financial statements for each period for which an income statement is presented if those amounts are significant. EITF 06-03 is effective for interim and annual reporting periods beginning after December 15, 2006. The Company continued with its accounting policy of net presentation; therefore, the adoption of EITF 06-03 did not have any impact on our financial condition or results of operations.

A summary of the most important new pronouncements in U.S. GAAP that will come into force in 2008 or after and may apply to the Company is as follows:

Fair value measurements (FASB Statement No. 157):

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. SFAS No. 157 defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. The statement does not require any new fair value measures. The statement is effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007. The Company is required to adopt SFAS No. 157 beginning on January 1, 2008. SFAS No. 157 is required to be applied prospectively, except for certain financial instruments. Any transition adjustment will be recognized as an adjustment to opening retained earnings in the year of adoption. In February 2008, the FASB approved FASB Staff Position FAS 157-2 (“FSP 157-2”) that permits companies to partially defer the effective date of SFAS No. 157 for one year for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. FSP 157-2 did not permit companies to defer recognition and disclosure requirements for financial assets and financial liabilities or for nonfinancial assets and nonfinancial liabilities that are remeasured at least annually. The Company is currently evaluating the impact of adopting this standard on its consolidated results of operations and financial position.

The fair value option for financial assets and financial liabilities, including an amendment of FASB Statement No. 115 (FASB Statement No.159):

In February 2007 the FASB published SFAS No. 159, “The Fair Value Option for Financial Assets and Financial liabilities.” This statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

This statement does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. This Statement does not establish requirements for recognizing and measuring dividend income, interest income, or interest expense. This statement does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in SFAS No. 157, Fair Value Measurements, and SFAS No. 107, Disclosures about Fair Value of Financial Instruments. SFAS No. 159 will be effective for all fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact this statement will have on its financial position, results of operations and disclosures, should the Company elect to measure certain financial instruments at fair value.

Business Combinations (FASB Statement No. 141(R)):

In December 2007, the FASB issued Statement of Financial Accounting Standards (“FAS”) No. 141 (revised 2007), Business Combinations (“FAS 141(R)”) which replaces FAS No.141, Business Combination. FAS 141(R) retains the underlying concepts of FAS 141 in that all business combinations are still required to be accounted for at fair value under the acquisition method of accounting but FAS 141(R) changed the method of applying the acquisition method in a number of significant aspects. FAS 141(R) is effective on a prospective basis for all business combinations for which the acquisition date is on or after the beginning of the first annual period subsequent to December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. FAS 141(R) amends FAS 109 such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of FAS 141(R) would also apply the provisions of FAS 141(R). Early adoption is not allowed. The adoption of FAS 141(R) is expected to have effects in future acquisitions.

Non-controlling Interests in Consolidated Financial Statements (FASB Statement No. 160):

In December 2007, the FASB issued Statement of Financial Accounting Standards (“FAS”) No. 160, Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB 51 (“FAS 160)”). FAS 160 amends ARB 51 to establish new standards that will govern the accounting for and reporting of (1) noncontrolling interest in partially owned consolidated subsidiaries and (2) the loss of control of subsidiaries. FAS 160 is effective on a prospective basis for all fiscal years, and interim periods within those fiscal years beginning, on or after December 15, 2008, except for the presentation and disclosure requirements, which will be applied retrospectively. Early adoption is not allowed. The Company is currently evaluating the impact of adopting this standard on its consolidated results of operations and financial position.

Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133 (FASB Statement No. 161):

On March 19, 2008, the FASB issued Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133 (FAS 161). This new standard requires enhanced disclosures for derivative instruments, including those used in hedging activities. It is effective for fiscal years and interim periods beginning after November 15, 2008, with early adoption encouraged. The Company is currently evaluating the impact of adopting this standard on its consolidated results of operations and financial position.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

The Hierarchy of Generally Accepted Accounting Principles (FASB Statement No. 162):

In May 2008, the FASB issued Statement No. 162, The Hierarchy of Generally Accepted Accounting Principles (FAS 162), which identifies the sources of accounting principles and the framework for selecting principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States. This statement is not expected to result in a change in current practice.

Amendment of FASB Interpretation No. 39 (FSP FIN 39-1):

In April 2007, the FASB issued FASB Staff Position (“FSP”) FIN 39-1, which amends certain aspects of FASB Interpretation No. 39, Offsetting of Amounts Related to Certain Contracts—an interpretation of APB Opinion No. 10 and FASB Statement No. 105 (“FSP FIN 39-1”). FSP FIN 39-1 amends paragraph 10 of FIN 39 to permit a reporting entity to offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts, including amounts that approximate fair value, recognized for derivative instruments executed with the same counterparty under the same master netting arrangement. Derivative instruments permitted to be netted for the purposes of the FSP include those instruments that meet the definition of a derivative in FASB Statement No. 133, Accounting for Derivative Financial Instruments and Hedging Activities, including those that are not included in the scope of Statement 133 (for example, a financial guarantee, weather derivatives, etc.). The decision to apply the guidance of the FSP FIN 39-1 is an accounting policy decision and should be consistently applied.

The FSP is effective for fiscal years beginning after November 15, 2007, with early application permitted. A reporting entity should recognize the effects of applying this FSP as a change in accounting principle through retrospective application for all financial statement presented. If it is impracticable to apply the guidance in this FSP retrospectively for all financial statements presented, the reporting entity should disclose why it is impracticable and apply the guidance in this FSP retrospectively for as many consecutive prior financial statements as practicable. Upon adoption of this FSP, a reporting entity is permitted to change its accounting policy to offset or not offset fair value amounts recognized for derivative instruments under master netting arrangements. The Company is currently evaluating the impact of adopting this standard on its consolidated results of operations and financial position.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

Summary:

Net income and total stockholders’ equity, adjusted to take into account the material differences between Mexican FRS and U.S. GAAP, excluding the U.S. GAAP difference related to the split-up of Telmex Internacional, are as follows:

	Year ended December 31,
	2007		2006		2005
Income from continuing operations as reported under Mexican FRS	P.	28,889,083	P.	27,700,541	P.	27,262,556
U.S. GAAP adjustments:
Capitalized interest of net financing cost						11,368
Depreciation of capitalized interest		(341,559)		(476,855)		(611,821)
Deferred income tax under U.S. GAAP included in this reconciliation		(215,262)		(79,097)		174,196
Deferred employee profit sharing under U.S. GAAP included in this reconciliation		(42,648)		(29,236)		(20,532)
Deferred employee profit sharing		508,051		380,742		213,661
Pension and seniority premium plan cost		770,803		632,783		960,654
Difference between the re-expression of depreciation expense based on specific indexation factors and on the basis of the NCPI		(1,127,069)		(1,632,733)		(2,078,805)
Effect of derivative instruments						(165,697)
Stock option plan						5,512
Noncontrolling interest		189		(5,284)		(26,570)
Effects of inflation accounting on U.S. GAAP adjustments		543,454		591,015		470,503

Total U.S. GAAP adjustments in income from continuing operations		95,959		(618,665)		(1,067,531)

Income from continuing operations under U.S. GAAP, net of noncontrolling interest		28,985,042		27,081,876		26,195,025

Income from discontinued operations as reported under Mexican FRS		7,166,312		2,615,031		4,926,583
Inflation adjustment (*)				(164,665)		(835,724)

Income from discontinued operations as reported under Mexican FRS after inflation adjustment		7,166,312		2,450,366		4,090,859
Total U.S. GAAP adjustments in income from discontinued operations		(776,133)		(894,201)		(1,064,493)

Income from discontinued operations under U.S. GAAP, net of noncontrolling interest		6,390,179		1,556,165		3,026,366

Net income under U.S. GAAP	P.	35,375,221	P.	28,638,041	P.	29,221,391

Weighted average number of shares issued and outstanding (in millions):		19,766		20,948		22,893
Net income per share under U.S. GAAP (in pesos)	P.	1.79	P.	1.37	P.	1.28

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

	December 31
	2007		2006
Total stockholders’ equity under Mexican FRS	P.	42,158,808	P.	121,321,235
Inflation adjustment (*)				(11,410,568)

Total stockholders’ equity under Mexican FRS after inflation adjustment		42,158,808		109,910,667
U.S. GAAP adjustments, net of effects of inflation on monetary items:
Capitalized interest of net financing cost		12,783,898		12,783,898
Accumulated depreciation of capitalized interest or net financing cost		(11,413,906)		(11,072,347)
Deferred income tax on U.S.GAAP adjustments included in this reconciliation		6,122,406		4,426,803
Deferred employee profit sharing on US GAAP adjustments included in this reconciliation		1,657,552		975,380
Deferred employee profit sharing		(6,085,961)		(6,846,076)
Deferred taxes on the difference between the indexed cost and specific indexation factor valuation of fixed assets and inventories		(907,244)		(1,048,651)
Pension and seniority premium plan cost		(394,073)		(1,262,279)
Difference between the re-expression of fixed assets and inventories based on specific indexation factors and on the basis of the NCPI		2,806,415		3,890,586
Labor obligations (SFAS 158)		(17,732,036)		(10,516,660)
Noncontrolling interest		(39,034)		(41,230)

Total U.S. GAAP adjustments from continuing operations, net		(13,201,983)		(8,710,576)
Total U.S. GAAP adjustments from discontinued operations, net				(3,864,946)

Total stockholders’ equity under U.S. GAAP	P.	28,956,825	P.	97,335,145

(*)	Adjustment that reverses the re-expression of the financial information of the discontinued operations for prior periods into constant pesos as of December 31, 2007, using the weighted average inflation factors of 1.2596 for 2006 and 1.4277 for 2005 (see Note 1 II b), and remeasured into constant pesos as of December 31, 2007, using the Mexican only inflation factors of 1.0376 for 2006 and 1.0796 for 2005, in order to present our financial statements in the same reporting currency for all periods included in this Note.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

Condensed financial information under U.S. GAAP

The following table presents consolidated condensed income statements for the years ended December 31, 2007, 2006 and 2005, prepared under U.S. GAAP, and including the differences and reclassifications as compared to Mexican FRS described in this note, but excluding the U.S. GAAP difference related to the split-up of Telmex Internacional:

	2007		2006		2005
Operating revenues	P.	130,767,671	P.	129,755,347	P.	131,448,742
Operating costs and expenses		89,982,839		87,675,744		89,781,554

Operating income		40,784,832		42,079,603		41,667,188
Other income, net		1,169,535		445,949		987,330
Comprehensive financing cost		(2,805,910)		(3,178,983)		(5,382,369)
Equity interest in net income (loss) of affiliates		17,245		8,723		(19,992)

Income before income tax		39,165,702		39,355,292		37,252,157
Income tax		10,180,849		12,268,132		11,030,562

Income from continuing operations		28,984,853		27,087,160		26,221,595
Income from discontinued operations, net of income tax		6,848,291		1,080,760		3,099,805

Income before noncontrolling interest		35,833,144		28,167,920		29,321,400
Noncontrolling interest		(457,923)		470,121		(100,009)

Net income	P.	35,375,221	P.	28,638,041	P.	29,221,391

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

The following table presents consolidated condensed balance sheets at December 31, 2007 and 2006, prepared under U.S. GAAP, and including the differences and reclassifications as compared to Mexican FRS described in this note, but excluding the U.S. GAAP difference related to the split-up of Telmex Internacional:

	2007		2006
Assets
Current assets	P.	32,537,405	P.	40,427,852
Current assets from discontinued operations				28,107,461

Total current assets		32,537,405		68,535,313

Plant, property and equipment, net		124,824,966		130,214,952
Net prepaid benefit obligation				8,249,487
Equity investments		1,528,138		1,333,869
Other non-current assets		3,975,457		3,588,893
Non-current assets from discontinued operations				59,699,428

Total assets	P.	162,865,966	P.	271,621,942

Liabilities and stockholders’ equity
Short-term debt and current portion of long-term debt	P.	12,282,260	P.	9,040,822
Other current liabilities		20,282,755		23,976,759
Current liabilities from discontinued operations				21,282,188

Total current liabilities		32,565,015		54,299,769

Long-term debt		79,179,854		81,376,228
Labor obligations		2,713,348
Deferred taxes		19,411,890		20,766,756
Long-term liabilities from discontinued operations				17,802,814

Total liabilities		133,870,107		174,245,567

Noncontrolling interest		39,034		41,230

Stockholders’ equity:		28,956,825		97,335,145

Total liabilities and stockholders’ equity	P.	162,865,966	P.	271,621,942

Reclassifications under U.S. GAAP

In the consolidated condensed income statements, the Company reclassified a) P. 1,653,123 related to a ruling in favor of the deductibility for income tax purposes of employee profit sharing paid in 2004 and 2005, from the “Other income, net” caption in 2007 to the “Income Tax” caption, b) the employee profit sharing from 2007, 2006 and 2005 for P.2,401,616, P.2,707,938 and P. 2.846,149, respectively, from the “Other income, net” caption to the “Operating cost and expenses” caption.

In the consolidated condensed balance sheets, the Company reclassified from 2007 and 2006, P. 1,881,601 and P. 1,673,886, respectively, from the long-term “Deferred tax liability” caption to the “Other current assets” caption.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

Condensed combined financial information under U.S. GAAP

As stated in Note 2, the shares of Telmex Internacional were authorized and issued pursuant to the TELMEX’s shareholders’ meeting on December 21, 2007 approving the split-up. The establishment of Telmex Internacional became effective on December 26, 2007, following the recording of the shareholders’ resolution before a Mexican public notary, the registration in the Mexican Public Registry of Commerce and the publication in the Diario Oficial (Official Gazette); however the delivery of the share certificates occurred at the completion of the registration processes with the Mexican and U.S. Stock Exchanges on June 10, 2008.

Until the date of the exchange and delivery of the share certificates, the shares of Telmex Internacional traded together with the shares of TELMEX on the Mexican and U.S. Stock Exchanges. For MFRS purposes the entities transferred to Telmex Internacional have been treated as discontinued operations and distributed as of its effective date; however, since the share certificates of Telmex Internacional were not distributed to its shareholders as of December 31, 2007, the split-up entities cannot be considered distributed to its shareholders for U.S. GAAP purposes as of December 31, 2007. Therefore, under U.S. GAAP the split-up entities cannot be treated as distributed or discontinued operations until the shares are actually delivered to Telmex Internacional’s shareholders, and thus the consolidated financial statements of the Company would have to include the assets, liabilities and results of operations of the subsidiaries that have been contributed to Telmex Internacional.

The financial statements of Telmex Internacional as of December 31, 2007 and 2006 and for the three years ended December 31, 2007, are included in Telmex Internacional’s registration statement on Form 20-F filed with the SEC on May 30, 2008, which is incorporated by reference herein.

In order to comply with U.S. GAAP, condensed combined financial information under U.S. GAAP as of December 31, 2007 and 2006 and for the three years then ended is as follows:

	Year Ended December 31,
	2007		2006		2005
Operating revenues	P.	196,495,603	P.	181,586,353	P.	175,920,029
Operating costs and expenses		144,943,835		137,374,093		129,285,064

Operating income		51,551,768		44,212,260		46,634,965
Other income, net		946,417		1,709,196		839,104
Comprehensive financing cost		(2,857,729)		(4,248,113)		(6,158,931)
Equity interest in net income of affiliates		734,974		513,926		340,389

Income before income tax		50,375,430		42,187,269		41,655,527
Income tax		14,542,286		14,019,348		12,334,127

Income before noncontrolling interest		35,833,144		28,167,921		29,321,400
Noncontrolling interest		(457,923)		470,120		(100,009)

Net income	P.	35,375,221	P.	28,638,041	P.	29,221,391

Net income per share (in pesos)	P.	1.79	P.	1.37	P.	1.28

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

	December 31,
	2007		2006
Assets
Current assets	P.	67,812,233	P.	68,164,798
Plant, property and equipment, net		183,492,722		175,564,668
Net prepaid benefit obligation				8,152,786
Equity investments and goodwill		23,822,554		14,672,821
Other non-current assets		19,374,024		4,605,120

Total assets	P.	294,501,533	P.	271,160,193

Liabilities and stockholders’ equity
Short-term debt and current portion of long-term debt	P.	16,987,068	P.	13,023,200
Other current liabilities		41,873,152		40,923,592

Total current liabilities		58,860,220		53,946,792

Long-term debt		90,035,154		91,733,582
Labor obligations		3,833,082		1,564,619
Deferred taxes		19,358,488		20,720,589

Total liabilities		172,086,944		167,965,582

Noncontrolling interest		4,910,669		5,859,466

Stockholders’ equity		117,503,920		97,335,145

Total liabilities and stockholders’ equity	P.	294,501,533	P.	271,160,193

	2007		2006		2005
Net cash provided by operating activities	P.	61,415,314	P.	54,319,241	P.	48,130,182
Net cash used in investing activities		(40,262,466)		(36,691,433)		(23,849,058)
Net cash used in financing activities		(18,254,871)		(25,131,015)		(21,206,095)

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

							Retained earnings
	Capital stock		Premium on sale of shares		Other capital contributions		Legal reserve		Unappropriated		Total		Other accumulated comprehensive income		Comprehensive income		Total
Balances at January 1, 2005	P.	31,238,109	P.	23,258,918			P.	16,148,490	P.	77,527,583	P.	93,676,073	P.	(47,204,085)			P.	100,969,015
Appropriation of earnings approved at regular stockholders’ meeting held in April, 2005:
Cash dividends paid at P.0.406 per share (P.0.370 historical)										(9,237,377)		(9,237,377)						(9,237,377)
Repurchase of Company’s own shares in cash		(1,509,671)								(17,417,300)		(17,417,300)						(18,926,971)
Other										(105,052)		(105,052)						(105,052)
Comprehensive income:
Net income for the year										29,221,391		29,221,391			P.	29,221,391		29,221,391
Other comprehensive income:
Deferred taxes allocated to equity, net of effect of inflation														541,724		541,724		541,724
Effect of instruments available for sale:
Gain for the year														1,773,844		1,773,844		1,773,844
Gain on sale recognized in income														(541,273)		(541,273)		(541,273)
Changes in fair value of swaps, net of deferred taxes														(178,449)		(178,449)		(178,449)
Effect of translation of foreign entities, net														404,506		404,506		404,506

Comprehensive income															P.	31,221,743

Balances at December 31, 2005		29,728,438		23,258,918				16,148,490		79,989,245		96,137,735		(45,203,733)				103,921,358
Appropriation of earnings approved at regular stockholders’ meeting held in April, 2006:
Cash dividends paid at P. 0.426 per share (P. 0.403 historical)										(8,846,171)		(8,846,171)						(8,846,171)
Cash dividend paid to noncontrolling stockholders in subsidiary										(200,830)		(200,830)						(200,830)
Repurchase of Company’s own shares in cash		(1,717,104)								(22,966,682)		(22,966,682)						(24,683,786)
Gain on dilution of investment in split-up affiliate					P.	808,559												808,559
Comprehensive income:
Net income for the year										28,638,041		28,638,041			P.	28,638,041		28,638,041
Other comprehensive income:
Deferred taxes allocated to equity, net of effect of inflation														105,523		105,523		105,523
Changes in fair value of swaps, net of deferred taxes														(121,153)		(121,153)		(121,153)
Effect of translation of foreign entities, net														3,941,046		3,941,046		3,941,046

Comprehensive income															P.	32,563,457

Effect of adoption of SFAS 158, net of deferred taxes														(6,227,442)				(6,227,442)

Balances at December 31, 2006		28,011,334		23,258,918		808,559		16,148,490		76,613,603		92,762,093		(47,505,759)				97,335,145
Appropriation of earnings approved at regular stockholders’ meeting held in April, 2007:
Cash dividends paid at P.0.448 per share (P.0.440 historical)										(8,820,074)		(8,820,074)						(8,820,074)
Repurchase of Company’s own shares in cash		(780,210)								(15,002,629)		(15,002,629)						(15,782,839)
Gain on dilution of investment in split-up affiliate						1,123,819												1,123,819
Comprehensive income:
Net income for the year										35,375,221		35,375,221			P.	35,375,221		35,375,221
Other comprehensive income:
Deferred taxes allocated to equity, net of effect of inflation														(726,028)		(726,028)		(726,028)
Changes in fair value of swaps, net of deferred taxes														499,089		499,089		499,089
Effect of translation of foreign entities, net														12,271,464		12,271,464		12,271,464
Effect of SFAS 158, net of deferred taxes														(3,771,877)		(3,771,877)		(3,771,877)

Comprehensive income															P.	(43,647,869)

Balances at December 31, 2007	P.	27,231,124	P.	23,258,918	P.	1,932,378	P.	16,148,490	P.	88,166,121	P.	104,314,611	P.	(39,233,111)			P.	117,503,920

The accompanying notes are an integral part of these financial statements.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date:	June 27, 2008	TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

		By:	/s/ Adolfo Cerezo Pérez
		Name:	Adolfo Cerezo Pérez
		Title:	Chief Financial Officer