Form 20-F
period 2008-12-31
TELEFONOS DE MEXICO S A B DE C V
filed 2009-05-29
CIK 866213

As filed with the Securities and Exchange Commission on May 29, 2009.

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

Commission File Number: 001-32741

Teléfonos de México, S.A.B. de C.V.

(Exact name of registrant as specified in its charter)

Telephones of Mexico

(Translation of registrant’s name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Parque Vía 190, Colonia Cuauhtémoc, 06599 México, D.F., México
(Address of principal executive offices)

Anna Domínguez González Teléfonos de México, S.A.B. de C.V. Parque Vía 190 Colonia Cuauhtémoc 06599 México, D.F., México Tel: (52) 55 52 22 17 74 Fax: (52) 55 55 45 55 50
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of each class	Name of each exchange on which registered

American Depositary Shares, each representing 20 Series L Shares, without par value (“L Share ADSs”)	New York Stock Exchange

Series L Shares, without par value (“L Shares”)	New York Stock Exchange (for listing purposes only)

American Depositary Shares, each representing 20 Series A Shares, without par value (“A Share ADSs”)	The NASDAQ Capital Market

Series A Shares, without par value (“A Share ADSs”)	The NASDAQ Capital Market (for listing purposes only)

8.75% Senior Notes due 2016	New York Stock Exchange

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:  None

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d) OF THE ACT:  None

The number of outstanding shares of each class of capital or common stock as of December 31, 2008 was:

8,115 million	AA Shares

407 million	A Shares

10,033 million	L Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☒ Yes  ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐ Yes  ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.  ☒ Yes  ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this Chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  N/A

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated filer  ☒                 Accelerated filer  ☐                 Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:  U.S. GAAP  ☐     International Financial Reporting Standards as issued by the International Accounting Standards Board  ☐    Other  ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  ☐ Item 17  ☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ☐ Yes  ☒ No

i

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports to the SEC on Form 6-K, in our annual report to shareholders, in offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to analysts, investors, representatives of the media and others. Examples of such forward-looking statements include:

•	projections of operating revenues, net income, net income per share, capital expenditures, dividends, capital structure or other financial items or ratios;

•	statements of our acquisition or divestiture plans;

•	statements about the impact of our acquisition of businesses;

•	statements of our plans, objectives or goals relating to competition, regulation and rates;

•	statements about competition in the business sectors in which we operate;

•	statements about our future financial performance or the economic performance of Mexico or other countries;

•	statements about interest rates, currency exchange rates and foreign securities markets;

•	statements about the availability and cost of external financing for our operations, which have been affected by the stress experienced by the global financial markets;

•	statements about the future impact of regulations; and

•	statements of assumptions underlying such statements.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying them.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under —Risk Factors beginning on page 6, include regulatory developments, economic and political conditions, which have been affected by the global economic crisis, competition, customer demand, government policies, inflation rates, exchange rates and technological changes. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements.

Forward-looking statements speak only as of the date they are made. We do not undertake to update such statements in light of new information or new developments.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

SELECTED FINANCIAL DATA

The selected consolidated financial data set forth below have been derived from our audited consolidated financial statements for each of the five years in the period ended December 31, 2008, which have been reported on by Mancera, S.C., a Member Practice of Ernst & Young Global, an independent registered public accounting firm. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and notes thereto included elsewhere in this Annual Report.

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

Effect of Inflation Accounting

Due to the adoption of Mexican FRS B-10, effective January 1, 2008, we ceased to recognize the effects of inflation on our financial information. Through December 31, 2007, under Bulletin B-10, inflation accounting had extensive effects on the presentation of our financial statements. In our financial information for 2008, inflation adjustments for prior periods have not been removed from stockholders’ equity and the re-expressed amounts for non-monetary assets and liabilities at December 31, 2007 became the accounting basis for those assets and liabilities beginning on January 1, 2008 and for subsequent periods, as required by Mexican FRS. Financial statements for periods prior to 2008 are presented in constant pesos as of December 31, 2007. See Item 5. Operating and Financial Review and Prospects—Effect of Inflation Accounting.

In December 2007, we transferred our Latin American and yellow pages directory businesses to a new, separate entity, Telmex Internacional, in an escisión, or split-up. See Item 4. Information on the Company—History—The Escisión. The businesses we transferred to Telmex Internacional are presented as discontinued operations for dates and periods prior to the effective date of the Escisión, which was December 26, 2007 under Mexican FRS and June 10, 2008 under U.S. GAAP. See Item 5. Operating and Financial Review and Prospects—U.S. GAAP Reconciliation and Note 2 to our audited consolidated financial statements.

The figures below have been adjusted to give effect for all periods to the two-for-one stock split that occurred in May 2005.

	Year ended December 31,
	2008(5)	2007	2006	2005	2004
	(2008 in millions of pesos, previous years in millions of constant pesos as of December 31, 2007, except share and per share data)
Income Statement Data:
Mexican FRS:
Operating revenues	P.124,105	P.130,768	P.129,755	P.131,449	P.135,302
Operating costs and expenses	84,362	86,884	83,491	85,210	89,897
Operating income	39,743	43,884	46,264	46,239	45,405
Financing cost, net	9,233	3,349	3,770	5,699	880
Income from continuing operations	20,177	28,889	27,701	27,263	29,103
Income from discontinued operations, net of income tax	—	7,166	2,615	4,926	2,093
Net income	20,177	36,055	30,316	32,189	31,196
Earnings per share—basic(1)	1.07	1.80	1.41	1.35	1.28
Earnings per share from continuing operations—basic	1.07	1.46	1.32	1.19	1.22
Earnings per share from discontinued operations—basic	—	0.34	0.09	0.16	0.06
Dividends paid per share(1)(2)	0.413	0.440	0.403	0.370	0.333
Weighted average number of shares outstanding (millions)—basic	18,906	19,766	20,948	22,893	23,906
U.S. GAAP:
Operating revenues	P.124,105	P.130,768	P.129,755	P.131,449	P.135,302
Operating costs and expenses	85,749	89,983	87,676	89,782	95,184
Operating income	38,356	40,785	42,079	41,667	40,118
Income from continuing operations, net of income tax	19,783	28,985	27,087	26,221	30,147
Income from discontinued operations, net of income tax	2,173	6,848	1,081	3,100	1,320
Net income	22,008	35,375	28,638	29,221	31,497
Earnings per share—basic (1)	1.16	1.79	1.37	1.28	1.32
Earnings per share from continuing operations—basic	1.05	1.47	1.29	1.14	1.26
Earnings per share from discontinued operations—basic	0.11	0.32	0.08	0.14	0.06
Dividends paid per share(1)(2)	0.413	0.440	0.403	0.370	0.333

(See footnotes on following page)

	December 31,
	2008(5)		2007		2006		2005		2004
	(2008 in millions of pesos, previous years in millions of constant pesos as of December 31, 2007, except share and per share data and ratios)
Balance Sheet Data:
Mexican FRS:
Plant, property and equipment, net	P.	112,865	P.	120,649	P.	124,613	P.	130,088	P.	137,677
Total assets from continuing operations		187,125		172,826		188,182		200,793		214,792
Total assets from discontinued operations		—		—		107,366		93,980		93,259
Total assets		187,125		172,826		295,548		294,773		308,051
Short-term debt and current portion of long-term debt		22,883		12,282		9,041		14,501		5,275
Long-term debt		84,172		79,180		81,376		75,696		79,393
Total stockholders’ equity		39,371		42,159		121,321		135,879		132,785
Capital stock		9,139		9,403		28,011		29,728		31,238
Number of outstanding shares (millions)
Series AA		8,115		8,115		8,115		8,115		8,127
Series A		407		430		446		479		504
Series L		10,033		10,815		11,642		13,451		15,034
U.S. GAAP:
Plant, property and equipment, net	P.	115,676	P.	124,825	P.	130,215	P.	136,824	P.	143,150
Total assets from continuing operations		177,033		163,263		183,815		207,272		219,883
Total assets from discontinued operations				132,191		87,807		70,466		69,110
Total assets		177,033		295,454		271,622		277,738		288,993
Short-term debt and current portion of long-term debt		22,883		12,282		9,041		14,501		5,275
Long-term debt		84,172		79,180		81,376		75,696		79,393
Total stockholders’ equity		11,268		117,504		97,335		103,921		100,969
Capital stock		9,139		27,231		28,011		29,728		31,238

Other Data:
Mexican FRS:
Ratio of earnings to fixed charges(3)		4.9		7.1		6.7		7.0		8.3
U.S. GAAP:
Ratio of earnings to fixed charges(4)		4.9		7.0		6.7		6.8		8.8

(1)	We have not presented net income or dividends on a per ADS basis. Each L Share ADS represents 20 L Shares, and each A Share ADS represents 20 A Shares. For 2004, we have only presented basic per share data. On a fully diluted basis under Mexican FRS, net income per share in 2004 was P.1.21 from continuing operations, Ps.0.06 from discontinued operations and P.1.27 total, and under U.S. GAAP, net income per share in 2004 was P.1.25 from continuing operations, P.0.06 from discontinued operations and P.1.31 total. On a fully diluted basis, weighted average number of outstanding shares in 2004 was 24,404 million.
(2)	Nominal amounts. For information on dividends paid per share converted into U.S. dollars, see Item 8. Financial Information—Dividends.
(3)	Earnings for this purpose consist of earnings from continuing operations before provision for income tax and equity interest in net income of affiliates, plus fixed charges during the period. Fixed charges for this purpose consist of interest expense during the period. Fixed charges do not take into account gain or loss from monetary position or exchange gain or loss attributable to our indebtedness.
(4)	Earnings for this purpose consist of earnings from continuing operations before provision for income tax and equity interest in net income of affiliates, plus fixed charges and depreciation of capitalized interest and minus interest capitalized during the period. Fixed charges for this purpose consist of interest expense plus interest capitalized during the period. Fixed charges do not take into account gain or loss from monetary position or exchange gain or loss attributable to our indebtedness.
(5)	Note 1(II)(x) to our audited consolidated financial statements describes new accounting pronouncements under Mexican FRS that came into force in 2008. The pronouncements that became effective on January 1, 2008, were fully implemented in the financial statements included in this Annual Report. These new accounting pronouncements were applied on a prospective basis. As a result, the financial statements of prior years, which are presented for comparative purposes, have not been modified and may not be comparable to our financial statements for 2008.

EXCHANGE RATES

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rate expressed in pesos per U.S. dollar.

Period	High		Low		Average(1)		Period End
2004	P.	10.81	P.	11.64	P.	10.29	P.	11.15
2005		10.41		11.41		10.87		10.63
2006		10.43		11.46		10.90		10.80
2007		10.67		11.27		10.84		10.92
2008		9.92		13.94		11.21		13.83

2008:
December		13.09		13.83		13.42		13.83
2009:
January		13.33		14.33		13.88		14.33
February		14.09		15.09		14.61		15.09
March		14.02		15.41		14.65		14.21
April		13.05		13.89		13.39		13.80

Sources: The U.S. Federal Reserve Bank of New York and the U.S. Federal Reserve Board.

(1)	Average of month-end rates, where applicable.

On May 22, 2009, the exchange rate was P.13.17 to U.S.$1.00, according to the U.S. Federal Reserve Board.

We pay cash dividends in pesos, and exchange rate fluctuations affect the U.S. dollar amounts received by holders of our American Depositary Shares, or ADSs, on conversion by the depositary of cash dividends on the shares represented by such ADSs. Fluctuations in the exchange rate between the peso and the U.S. dollar affect the U.S. dollar equivalent of the peso price of our shares on the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V.) and, as a result, can also affect the market price of the ADSs.

RISK FACTORS

Risks Relating to Our Business Generally

Competition and shifting usage patterns are adversely affecting our revenues and profitability

Our revenues and our profitability have been adversely affected by increasing competition and by changes in how customers use telecommunications services. Our fixed-line network services face increasing competition from other technologies – including wireless telephone service, wireless data service, cable television providers that offer telephone service, Voice over Internet Protocol (VoIP) service and others – and the substitution of these technologies for fixed-line telephony. This process has adversely affected our traffic volume and our results of operations and will likely continue to do so in the future.

In addition to competition from other technologies, we also have numerous competitors in local service and in long-distance services. Governmental authorities in Mexico continue to grant new licenses and concessions to new market entrants, which results in increased competition.

The Mexican authorities have also adopted regulations to permit cable television providers to provide voice-transmission services to local fixed-line telecommunications operators and data and broadband Internet access services to the Mexican public. As of December 31, 2008, 28 cable television providers, which have been granted a total of 60 concessions, have been authorized to provide local fixed-line voice-transmission service in various cities in Mexico. Regulations have also been adopted to allow us and other local telephone service providers to provide paid television and audio services, but to date we have been unable to obtain authorization to do so.

The effects of competition on our business are highly uncertain and depend on a variety of factors, including economic conditions, regulatory developments, the behavior of our customers and competitors and the effectiveness of measures we take in response to competition. Our ability to compete successfully depends on customer service, marketing and our ability to anticipate and respond to various competitive factors affecting the telecommunications industry, including new services and technologies, changes in consumer preferences, demographic trends, economic conditions and the commercial strategies of our competitors. If we are unable to respond to competition and compensate for declining prices by adding new customers, increasing usage and offering new services, our revenues and profitability could decline.

Regulatory developments could hurt our business by limiting our ability to pursue competitive and profitable strategies

Our business is subject to extensive government regulation, and it can be adversely affected by changes in law, regulation or regulatory policy that limit our ability to modify our business strategy. In particular, the regulatory developments described below could adversely affect us.

•

The Federal Telecommunications Law (Ley Federal de Telecomunicaciones) provides that if a company is determined to have substantial market power in a relevant market, the Communications Ministry (Secretaría de Comunicaciones y Transportes) may adopt specific regulations on rates, quality of service and information to be provided by that dominant company. In addition, if a company is determined to have engaged in monopolistic practices, it may be subject to prohibitions or monetary sanctions. The Competition Commission (Comisión Federal de Competencia) is conducting seven industry-wide investigations to determine whether any operators possess substantial market power or engage in certain monopolistic practices in certain segments of the Mexican telecommunications market. In four of these investigations, preliminary resolutions have concluded that we and our subsidiary Teléfonos del Noroeste, S.A. de C.V., or Telnor, have substantial power in the relevant markets investigated. We have filed objections to these resolutions, and final determinations are pending. The three remaining investigations, relating to monopolistic practices, are in the stage of information collection and analysis, and we cannot predict their outcome. Findings adverse to us in any of the seven investigations may lead to the imposition of regulations, prohibitions or monetary penalties on us.

•

In February 2009, the Mexican Federal Telecommunications Commission (Comisión Federal de Telecomunicaciones, or Cofetel) published a Fundamental Technical Plan of Interconnection and Inter-operability, which requires operators with the greatest number of access points to provide other operators with access to our network on an “unbundled” basis that disaggregates the prices for different service elements. We believe this may result in pricing network access at rates below the recovery cost for our infrastructure investments and may have a negative impact on us and the Mexican telecommunications sector in general. We are in the process of evaluating the impact of this Plan on Telmex and our available legal recourse.

•

Beginning in March 2007, Cofetel issued several resolutions to consolidate 195 local service areas, reducing the number of local service areas (currently 397) in a process that would begin in November 2008 and be completed in 2010. If implemented, we believe this consolidation will have an adverse impact on our revenues from long-distance service.

The current global economic downturn and, in particular, the slowdown of the U.S. and Mexican economies, could have a negative impact on our operating results and financial condition

Our business is influenced by general economic conditions worldwide and in Mexico. Further deterioration in the economic environment could have an adverse effect on demand for some of our products and services. The Mexican economy is experiencing a downturn. In difficult economic conditions our customers may seek to reduce discretionary spending. Under these conditions our business customers may delay purchasing decisions, delay full implementation of service offerings or reduce their use of services. Adverse economic conditions may also lead to an increase in the number of our residential and business customers that are unable to pay for services. If these events were to occur, it could have a material adverse effect on our business and results of operations.

The ongoing uncertainty in global financial markets could adversely affect our financing costs and exposure to our customers and counterparties

The global financial markets continue to be unstable, and many companies have limited access to funding. If access to credit tightens further and borrowing costs rise, our costs could be adversely affected. Difficult financial markets may also adversely affect some of our customers, including other telecommunications carriers that pay us for interconnection and other services. In addition, we enter into derivative transactions with large financial institutions to support our treasury operations, including contracts to hedge our exposure to interest rates and foreign exchange, and we could be adversely affected by severe financial difficulties faced by our counterparties.

Our industry is subject to rapid technological changes, which could adversely affect our ability to compete

The telecommunications industry is subject to rapid technological change. Our future success depends, in part, on our ability to anticipate and adapt in a timely manner to technological changes. We expect that new products and technologies will emerge and that existing products and technologies will further develop. These new products and technologies may reduce the prices we can charge for our services or they may be superior to, and render obsolete, the products and services we offer and the technologies we use. They may consequently reduce the revenues generated by our products and services or require investment in new technology. As a result, our most significant competitors in the future may be new entrants to our markets that would not be burdened by an installed base of older equipment.

Developments in the telecommunications sector may result in substantial write-downs of the carrying value of certain of our assets

We review the value of our long-lived assets, where the circumstances require, to assess whether those carrying values can be supported by the future cash flows expected to be derived from those assets. In addition, whenever we consider that our fixed assets, intangible assets or goodwill may be impaired due to changes in the economic, regulatory or business environment, we consider the necessity of performing certain valuation tests, which may result in impairment charges. The recognition of impairments of long-lived tangible and intangible assets could result in a non-cash charge on our income statement, which could adversely affect our results of operations.

A network failure could cause delays or interruptions of service, which could cause us to lose customers and revenues

We will need to continue to provide our users with reliable service over our network. Some of the risks to our network and infrastructure include physical damage to our network, natural disasters such as hurricanes, earthquakes, floods and storms, among others, and other disruptions beyond our control. Although we carry casualty insurance against loss and we have implemented redundancy in our network and installed backup technologies, disruptions may cause interruptions in service or reduced capacity for customers, either of which could cause us to lose customers and revenues or incur additional expenses.

We are exposed to currency and interest rate risk on our debt, and we have entered into derivatives contracts to limit these risks

A substantial part of our indebtedness is denominated in U.S. dollars, and we have relatively limited assets and revenues denominated in U.S. dollars. As of December 31, 2008, our U.S. dollar-denominated indebtedness amounted to P.81,698 million. In addition, a substantial part of our indebtedness bears interest at variable rates. As a result, we are exposed to risks from changing currency exchange rates and interest rates.

To offset these risks, we enter into derivative financial instruments with large financial institutions to minimize the impact of fluctuations in exchange rates and variable interest rates on our indebtedness. We have not entered into derivative financial instruments for any other purposes, although we may do so in the future. The types of derivative instruments we have typically entered into in recent periods include cross-currency swaps (in which we generally pay peso amounts based on peso interest rates and receive U.S. dollar amounts based on dollar interest rates), interest-rate swaps (in which we generally pay amounts based on fixed interest rates and receive amounts based on variable interest rates) and forward exchange contracts (in which we generally agree to use pesos to purchase U.S. dollars at a future date).

Our derivative instruments do not provide complete protection against the exchange rate or interest-rate risk of our indebtedness. We may determine that the risks are acceptable or that the protection available through derivative instruments in the market is insufficient or too costly. These determinations depend on many factors, including market conditions, the specific risks in question, and our expectations concerning future market developments. We review and change our derivatives positions regularly, and our hedging policies change from time to time.

When the financial markets are volatile, as they have been in recent periods, our results of operations may be substantially affected by variations in exchange rates and, to a lesser degree, interest rates. These effects include foreign exchange gain and loss on assets and liabilities denominated in U.S. dollars, fair value gain and loss on derivative instruments, and changes in interest income and interest expense. These effects are much more volatile than our operating performance or our operating cash flows.

We attempt to match the cash flows on our derivative transactions with the cash flows on our indebtedness. The net effects on our reported results in any period are difficult to predict and depend on market conditions and on the specifics of our derivatives positions. For example, in 2008 the peso depreciated against the U.S. dollar by 24.6%. We recognized an exchange loss of P.17,085 million resulting from depreciation of the peso against the dollar, and a net fair value gain of P.14,591 million on currency derivatives. We also recognized higher interest expense, because the effects of lower variable rates and lower average debt were more than offset by the larger amounts paid under our interest-rate swaps.

Our derivative transactions are also subject to the risk that counterparties will default or seek bankruptcy protection. The instability and uncertainty in the financial markets has made it more difficult to assess the risk of counterparties to derivatives contracts. Moreover, in light of the greater volatility in the global securities and exchange markets, there may be fewer financial entities available with which we could continue entering into derivative financial instruments to protect against currency and interest rate risk.

Substantially all our business is in Mexico, so we are affected by adverse economic or political conditions in Mexico

Substantially all of our business operations and assets are located in Mexico. Our financial performance may be affected by general economic, political and social conditions in Mexico. In the past, Mexico has experienced both prolonged periods of weak economic conditions and deterioration in economic conditions that have had a negative impact on our company. Mexico has also experienced high levels of inflation and high domestic interest rates in the past, which significantly lowered the purchasing power of consumers and businesses. If the current Mexican economic downturn continues or worsens or if inflation and interest rates increase significantly, our business, financial condition and results of operations could suffer material adverse consequences because, among other things, demand for telecommunications services may decrease and consumers may find it difficult to pay for the services we offer.

Risks Relating to Our Controlling Shareholder and Capital Structure

We are controlled by one shareholder

A majority of the voting shares of our company (71.5% as of May 13, 2009) is owned by Carso Global Telecom, S.A.B. de C.V., or Carso Global Telecom. Carso Global Telecom has the effective power to designate a majority of the members of our Board of Directors and to determine the outcome of other actions requiring a vote of the shareholders, except in very limited cases that require a vote of the holders of L Shares. Carso Global Telecom is controlled by Carlos Slim Helú and members of his immediate family, who, taken together, own a majority of the common stock of Carso Global Telecom.

The protections afforded to minority shareholders in Mexico are different from those in the United States

Our bylaws provide that any dispute between us and our shareholders will be governed by Mexican law and that legal actions relating to the execution, interpretation or performance of the bylaws may be brought only in Mexican courts. Under Mexican law, the protections afforded to minority shareholders are different from those in the United States. In particular, the case law concerning fiduciary duties of directors is not well developed, there is no procedure for class actions, there are different procedural requirements for bringing shareholder lawsuits and there are different discovery rules. As a result, it may be more difficult in practice for minority shareholders of Telmex to enforce their rights against us, our directors or our controlling shareholder than it would be for shareholders of a U.S. company.

We engage in transactions with related parties that may create the potential for conflicts of interest

We engage in transactions with entities that, like us, are controlled, directly or indirectly, by Carlos Slim Helú and members of his immediate family. These entities include (a) Telmex Internacional, S.A.B. de C.V., or Telmex Internacional, and its subsidiaries, (b) Grupo Carso, S.A.B. de C.V., or Grupo Carso, and its subsidiaries, (c) Grupo Financiero Inbursa, S.A.B. de C.V., or Grupo Financiero Inbursa, and its subsidiaries, (d) América Móvil, S.A.B. de C.V., or América Móvil, and its subsidiaries, and (e) Carso Global Telecom. Our transactions with Telmex Internacional include the completion of international traffic in each other’s countries of operation, Telmex Internacional’s printing and distribution of our directories and Telmex Internacional’s access to our customer database and our billing and collection system in connection with its directories business. Transactions with Grupo Carso include the purchase of network construction services and materials, and transactions with Grupo Financiero Inbursa include financial services and insurance. The largest component of our transactions with América Móvil in terms of amounts paid is interconnection between our respective networks in Mexico. We pay fees for consulting and management services to Carso Global Telecom and AT&T International (one of our principal shareholders), and have agreements with AT&T International that provide for the completion of calls in our respective countries of operation.

We may also make investments jointly with related parties, sell our investments to related parties and buy investments from related parties. We pursued joint investments with América Móvil to acquire equity interests in Compañía Anónima Nacional Teléfonos de Venezuela in 2006 and Olimpia, an Italian company that owns 18% of the total capital of Telecom Italia in 2007. Neither of these transactions was completed.

Our transactions with related parties may create the potential for conflicts of interest.

Holders of L Shares and L Share ADSs have limited voting rights

Our bylaws provide that holders of L Shares are not permitted to vote except on such limited matters as the transformation or merger of Telmex or the cancellation of registration of the L Shares with the National Securities Registry (Registro Nacional de Valores), managed by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores), or any stock exchange on which they are listed. If you hold L Shares or L Share ADSs, you will not be able to vote on most matters, including the declaration of dividends, that are subject to a shareholder vote in accordance with our bylaws.

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

We have developed a multi-service network in which close to 94% of our lines have the capacity to provide simultaneous transmission of voice and data through a broadband connection. Our network capability allowed us to increase the number of customers of our broadband Internet access service by 71.3% in 2008 to over five million. At the same time, we are extending our voice and Internet access services to remote areas. Through the e-Mexico II and III programs, in which we participated from 2004 through April 2009, we provided more than 720 million hits in 4,580 communities located in Mexico’s 32 states. These programs benefited a total of 2,761 institutions in the education sector, 883 institutions in the health sector and 1,156 other institutions located in the municipal and governmental social development sectors, significantly reducing the digital divide in rural areas. We also participate in the Social Coverage Fund II (Fondo de Cobertura Social) that, together with the Social Coverage Fund I, will allow us to provide voice, data and Internet access services to more than 8.7 million people in over 11,000 communities, through 254,000 thousand rural lines. We currently provide these services to 5.7 million people in over 6,800 communities.

In 2008, we continued our efforts to grow voice and data service revenues by offering multiple-service products. In addition, we have made investments to increase our service offerings and to update the telecommunications platform in rural areas where we are the sole telecommunications carrier. We plan to continue expanding our multiple-service offerings in the future and to take advantage of technological advances in order to provide our customers with packages that combine voice, data and video.

We intend to provide paid television and audio services and to expand our multi-service products to include “triple play” packages, which would include telephone, Internet access and paid television services in a single subscription. However, we have not been able to obtain the regulatory authorization we need to offer television and audio services. A Convergence Agreement (Acuerdo de Convergencia), issued in October 2006 by the Communication Ministry, established the requirements that market participants must meet to foster full convergence of telephone, Internet and television services in Mexico. Even though we believe we have met all the requirements, we still do not have authorization to offer television and audio services, and we believe that this situation is negatively affecting the technological development of our country.

Substantially all of our operations are now conducted in Mexico. Our strategy is to increase the value of our lines by capitalizing on our extensive and modern infrastructure and our technical capabilities to provide high-quality services to our customers across Mexico, pursuing growth in the broadband and data businesses, introducing and promoting packaged service offerings combining broadband with voice services at attractive prices, and maintaining our focus on customer service. In Mexico’s major population centers, data is a source of growth, and we are well positioned to deliver Internet access and meet the demands of the growing data market. We plan to increase sales of computer equipment at our Telmex stores and increase the Internet penetration rate in Mexico.

We are a Mexican corporation headquartered in Mexico City, Mexico. Our legal name is Teléfonos de México, S.A.B. de C.V., and we frequently refer to ourselves commercially as Telmex. Our principal executive offices are located at Parque Vía 190, Colonia Cuauhtémoc, 06599 México, D.F., México. Our telephone number at this location is (52) 55 5703-3990. Our website can be accessed at www.telmex.com.

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

In September 2000, we transferred our Mexican wireless business and our foreign operations at the time to América Móvil in an escisión, or split-up. Beginning in 2004, we expanded our operations outside Mexico through a series of acquisitions in Brazil, Argentina, Chile, Colombia, Peru, Ecuador and the United States.

The Escisión

In December 2007, we transferred our Latin American and yellow pages directory businesses to a new, separate entity, Telmex Internacional, in a second escisión, or split-up (the Escisión). In an escisión, an existing company is divided, creating a new company to which specified assets and liabilities are allocated. The shares of the new company are issued to the shareholders of the existing company, pro rata to their share ownership in the existing company. This procedure differs from the procedure by which a spin-off is typically conducted in the United States, where a parent company distributes to its shareholders shares of a subsidiary.

The Escisión was approved by our shareholders on December 21, 2007. The establishment of Telmex Internacional became effective on December 26, 2007. As of the effective date of the Escisión, each holder of Telmex shares became the owner of an equal number of Telmex Internacional shares of the corresponding class, and each Telmex ADS represented an equal number of Telmex and Telmex Internacional shares. On June 10, 2008, the shares and ADSs of Telmex Internacional began trading separately from our shares and ADSs on the Mexican Stock Exchange and the New York Stock Exchange.

Significant Subsidiaries and Investees

The following table sets forth our significant subsidiaries and investees accounted for using the equity method at December 31, 2008:

Name of Company	Jurisdiction of establishment	Percentage of ownership and voting interest	Description
Subsidiaries
Integración de Servicios TMX, S.A. de C.V.	Mexico	100%	Intermediate holding company.
Alquiladora de Casas, S.A. de C.V.	Mexico	100%	Real estate company owning our facilities.
Compañía de Teléfonos y Bienes Raíces, S.A. de C.V.	Mexico	100%	Real estate company owning our facilities.
Consorcio Red Uno, S.A. de C.V.	Mexico	100%	Supplier of telecommunications network integration services and information systems.
Teléfonos del Noroeste, S.A. de C.V.	Mexico	100%	Fixed-line public network concessionaire for the state of Baja California Norte and the San Luis Rio Colorado region of the state of Sonora.
Uninet, S.A. de C.V.	Mexico	100%	Provider of corporate networks and Internet access services to Telmex and corporate customers.
Telmex USA, L.L.C.	Delaware	100%	Authorized long-distance service re-seller, provider of prepaid telephone cards and payment collection services for lines in Mexico (installation and monthly rental), and authorized by the FCC to provide facility-based long-distance services, data transmission and cross-border data transit services.

Affiliated companies
Grupo Telvista S.A. de C.V.	Mexico	45%	Provider of telemarketing services in the United States and Mexico.
2Wire, Inc.	California	13%	Broadband network equipment and service provider for residential and small-business customers.

OPERATIONS

At March 31, 2009, we had 17.5 million local fixed lines in service in Mexico, down 1.6 % from March 31, 2008.

Of our revenues in 2008, 39.5% was attributable to local service, 19.8% to long-distance service, 15.4% to interconnection, 9.8% to corporate networks, and 10.6% to Internet access services. Other services, including primarily sales of computers, telephones and accessories at Telmex stores and billing and collection services to third parties, accounted for 4.9% of revenues.

Overview

The following table gives selected data on the size and usage of our network:

	December 31,
	2008	2007	2006	2005	2004
Lines in service (thousands)	17,589	17,800	18,251	18,375	17,172
Internet access accounts (thousands)	5,217	3,320	2,660	2,116	1,741
Billed line equivalents for data transmission (thousands)	4,016	2,715	2,330	2,011	1,517
Lines in service per employee	413.8	401.8	402.0	399.6	371.2
Domestic long-distance call minutes for the year (millions)	19,687	18,275	18,108	17,853	16,700
International long-distance call minutes for the year (millions)(1)	8,733	9,531	8,997	7,131	6,297
Total local calls (millions)	22,583	24,892	26,575	26,680	26,782
Prepaid telephone service cards sold (millions)	120	187	230	258	273

(1)	Includes incoming and outgoing traffic.

Local Service

We are a nationwide provider of local telephone service in Mexico. We provide local telephone service to approximately 23 thousand communities throughout Mexico. Of all lines in service, 31.3% are in the Mexico City, Monterrey and Guadalajara metropolitan areas, with 21.1% in the Mexico City metropolitan area alone. We provide service to approximately 21.5 thousand communities with fewer than five thousand inhabitants, exceeding our obligations to extend services to rural areas.

Local traffic in 2008 decreased by 9.3% compared to 2007, for a total of 22,583 million calls. The decrease in traffic in 2008 was attributable primarily to competition from mobile phone operators, fixed-line local service providers and cable television providers, the reduction of lines in service, as well as the migration of switched traffic to corporate networks, virtual private networks, VoIP and other alternative service offerings. We expect that further market penetration by alternative service offerings and increasing competition will continue to adversely affect measured service growth.

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

In order to promote local service among our customers, we have introduced multi-service offers that include unlimited local and domestic long-distance calls. We also have introduced packages that include a certain number of local calls and/or minutes for domestic long-distance. In 2008, we did not increase rates for local telephone service. We have had lower rates in real terms for every year since March 2001.

Domestic Long-distance Service

Our nationwide domestic long-distance transmission network consists of 30.9 thousand kilometers of optical fiber connecting Mexico’s major cities, and includes secondary branches and additional transmission rings throughout Mexico designed to avoid network congestion.

Domestic long-distance traffic increased 7.7% in 2008 and 0.9% in 2007, reaching a total of 19,687 million minutes. The growth in domestic long-distance traffic was primarily due to the introduction of multi-service packages that include long-distance minutes and an increase in mobile-to-fixed long-distance traffic, offset by the decrease in traffic delivered by other long-distance carriers to us for completion. The reduced growth in 2007 was primarily due to a decrease in traffic delivered by other long-distance carriers to us for completion, which was more than offset by increase in traffic due to the introduction of the “calling party pays” system for domestic and international long-distance service in November 2006. Our rates for domestic long-distance service are based on call duration and type of service (direct-dial or operator-assisted) once customers exceed the number of minutes included in their service packages.

We offer a variety of domestic long-distance discount plans that reduce the effective rates paid by our customers based on their total monthly consumption and whether calls were made at peak or off-peak times. We also offer plans that include a certain number of minutes at no extra cost or include unlimited minutes.

In 2008 we did not increase our domestic long-distance rates for domestic calls. This continues our trend of offering lower rates in real terms every year since March 1999.

International Long-distance Service

We are a nationwide provider of international long-distance telecommunications services in Mexico. International long-distance traffic with the United States, Canada, Central America and other countries is carried by a combination of fiber optic network, microwave transmission, satellite systems and submarine cable.

In 2008, incoming international long-distance traffic decreased by 11.1%, for a total of 6,751 million minutes, while outgoing international long-distance traffic increased 2.1% for a total of 1,982 million minutes. We believe international long-distance traffic has been affected by, among other things, the increased use of VoIP technology, which transmits ordinary telephone calls over the Internet. For long-distance calls made through VoIP services, we do not receive the international long-distance service revenues that we would otherwise receive, such as revenues generated from billed minutes and termination fees. International long-distance traffic generated by mobile phone companies also affect our revenues.

Charges for international long-distance calls are based on call duration, type of service (direct-dial or operator-assisted) and the destination of the call once customers exceed the number of minutes included in their plan. Customers can choose from a variety of discount rate plans.

In 2008, we reduced our rates for international long-distance calls, continuing our trend of offering lower rates in real terms every year since March 1999.

Bilateral agreements with foreign carriers govern the rates we pay to foreign carriers for completing international calls from Mexico and the rates foreign carriers pay us for completing international calls to Mexico. The rates of payment under such agreements are negotiated with each foreign carrier. Settlements among carriers are made on a net basis. Settlement amounts payable to us in respect of calls from the United States to Mexico generally exceed amounts payable by us in respect of calls from Mexico to the United States. As a result, we receive net settlement payments from U.S. carriers. We make net settlement payments to other international carriers taken as a whole.

The international settlement rates that U.S. carriers pay to foreign carriers have been subject to intense downward pressure due to competition and regulatory factors, including initiatives by the U.S. government. Since 1999, there has been a cumulative reduction of 84% in our settlement rates with U.S. carriers. We negotiate settlement rates with U.S. carriers on an annual basis. We are in the process of negotiating new settlement rates with most of the U.S. carriers for the period beginning January 1, 2009. In 2008, we paid U.S.$0.025 per minute for northbound (Mexico to the United States) calls (compared to U.S.$0.030 per minute in 2007) and in both 2008 and in 2007 we received an average rate of U.S.$0.038 per minute for completing international calls originated in the United States.

Interconnection

We provide interconnection services pursuant to which (a) long-distance, local and mobile phone carriers operating in Mexico establish points of interconnection between their networks and our network and (b) we carry calls between the points of interconnection and our customers. When a customer of another carrier calls a local service customer of ours, we complete the call by carrying the call from the point of interconnection to the particular customer, and when a local service customer of ours who has preselected a competing long-distance carrier makes a long-distance call, we carry the call from the customer to the point of interconnection with that other long-distance carrier’s network. Excluding the “calling party pays” system, we have only one rate for interconnecting all categories of carriers and all types of calls. As a result of Mexico’s “bill and keep” system, under which local carriers and cable television providers do not pay interconnection fees to other local carriers, we do not receive an interconnection fee from these calls.

In 2008, interconnection traffic increased by 1.4%, for a total of 46,003 million minutes. We believe that our interconnection revenues have been affected by a practice we call local bypass, in which incoming international calls are routed from domestic long-distance carriers to local lines other than ours and then connected to our local network for termination. Without local bypass, we would receive a domestic termination fee for completing these incoming calls. Although we have requested regulatory intervention to eliminate local bypass, we believe our interconnection revenues will continue to be adversely affected by this practice.

Corporate Networks

Corporate networks consist of the transmission of voice, video and data between two or more end points using private circuits. During 2008, the number of 64 Kbps line equivalents provided by means of corporate networks increased by 47.9% to four million line equivalents. Our principal product offerings for corporate networks are Ladaenlaces (Ladalinks) and Multi-service Virtual Private Networks, which allows us to provide different levels of service for voice, data and video applications. We also provide specialized assistance and technical support for these applications.

We provide network outsourcing services that include maintenance, support and integration of communication networks and information systems.

Internet Access Services

Internet access services connect both business and residential customers to the Internet through either a dial-up or a broadband connection. In 2008, the number of our Internet customers increased to approximately 5.2 million at year-end, an increase of 57.1% compared with 2007.

Our broadband service, Infinitum, allows our customers to use our high-capacity connectivity services with applications such as video-conferencing, file transfer, terminals and e-mail. Infinitum operates over Asymmetric Digital Subscriber Line, or ADSL, technology. In 2008, as a result of improved ADSL service packages and a price reduction that took effect in April 2007, we increased our ADSL customer base by approximately 2.1 million accounts. At year-end 2008, we had over 5.0 million ADSL customer accounts, an increase of 71.3% over 2007. Prodigy Móvil (Prodigy Mobile), our high-speed wireless service for residential and business customers, connects users at speeds of up to 512 Kbps within a range of up to 100 meters. At December 31, 2008, we maintained 1,290 public “hot spots” in over 90 cities in Mexico, providing wireless Internet access to our customers.

We also offer the following dial-up services: (a) our Prodigy Hogar plan (Prodigy Home) at a reduced monthly fee, which provides customers with a set amount of time of Internet access, (b) Tarjeta Multifón (Multifon Card) function which allows customers who do not otherwise have Internet access to access the Internet with their card on a per minute basis, and (c) Prodigy Roaming, a service that provides traveling customers with a connection in over 3,600 cities in Mexico and in over 780 cities in the United States at local calling rates.

Multi-Service Packages

Consistent with our strategy of retaining our current customers and maximizing the value of residential and business Internet accounts, in 2008 we continued to offer flexible plans permitting Infinitum customers to create their own individualized packages of additional voice services, including a combination of local and long-distance calls.

In March 2008, we introduced a plan that includes a monthly line rental, broadband Internet access, 200 local calls, unlimited minutes of domestic long-distance service, six digital services and special rates for international long-distance calls, for a fixed monthly payment. In June 2008, we launched a plan aimed at low-income residential customers for a lower monthly price that includes a monthly line rental, 100 local calls, 100 domestic long distance minutes, six digital services, and special rates for long-distance calls.

Other Products and Services

We provide various telecommunications and telecommunications-related products and services that include sales of computer, telecommunications equipment and accessories, public phones and billing and collection services to third parties.

In November 2008. we entered into several agreements with Dish Mexico and its affiliates, which operate a direct-to-home (DTH) pay television system in Mexico. We are currently providing customary billing and collection services, customer equipment and access to the Telmex retail distribution network. Subject to specified authorizations, we could invest directly in a joint venture with Dish.

Telmex Stores

We use our network of 385 Telmex stores (Tiendas Telmex) to offer our products and services throughout Mexico. In addition to their function as customer service centers, the Telmex stores offer a wide range of computer and telecommunications equipment and accessories, which may be purchased outright or through installment payment plans. The network of Telmex stores serves not only as a focal point for interaction with our current and prospective customers but also as a growing source of revenue. Our computer sales strategy, including store financings of up to 48 months, has substantially helped increase broadband coverage in Mexico.

Billing and Customer Service

Our invoices detail the number and destination of local and long-distance calls made, and charges for other services. On our website (www.telmex.com) our customers can view their statements in detail: SI@NA for corporate customers and “Mi Telmex” for residential and commercial customers. On our website we provide information about our services, corporate information and access to online transactions such as order services and the payment of invoices.

We provide support to our customers through our customer service centers, call centers and our website. We service our corporate clients through our integrated service plans that can be customized to meet the specific of individual clients. We assign specialized staff to service large corporate clients.

We also offer billing and collection services to other companies through our phone bill. To date, we have more than 980 contracts with companies such as Medicalhome, Socio Águila, Teletón, Telecomunicaciones de México and Dish México.

Public Telephony and Prepaid Phone Cards

We have several programs to meet the need for different kinds of public telephone service in different areas. We had close to 722 thousand fixed-line public telephones in operation at December 31, 2008. In the increasingly competitive market to provide telecommunications services, independent operators have installed public telephones for which we provide access. There were more than 83 thousand independently operated public telephones at December 31, 2008, an increase of 13.8% compared with 2007.

In 2008, we sold 93.2 million prepaid cards under the brand name “Ladatel” for use in public phones, a decrease of 38.0% from 2007, and 27.0 million prepaid cards under the brand name “Multifón” for use in public and residential telephones, a decrease of 26.5% from 2007. Revenues from sales of prepaid cards accounted for 2.9% of our consolidated revenues in 2008. In 2008, our revenues from public telephony decreased by 36.4% as a result of intense competition from wireless carriers.

Operations in the United States

Our U.S. subsidiary, Telmex USA LLC, or Telmex USA, holds a facilities-based authorization from the U.S. Federal Communications Commission permitting Telmex USA to install and operate telecommunications facilities in the United States. Telmex USA offers data transmission and cross-border data transit services. Telmex USA is also authorized to resell long-distance services and sell prepaid telephone cards in the United States, and to collect installation and monthly rent payments for telephone lines in Mexico.

In December 2005, we agreed with Alcatel and AT&T International (one of our principal shareholders) to jointly invest in an aggregate 51% interest in 2Wire, Inc., or 2Wire, a broadband network equipment and service provider for homes and small offices in the United States. Our current interest in 2Wire is 13.0%.

Network

In our extensive and high quality network we offer many advanced services that include voice, data and video transmission, internet access and integrated solutions to all type of customers. These services encompass public, rural and residential telephony; specific solutions for small and medium sized commercial customers; and integrated offers for large domestic and international corporations.

Our local and long-distance fiber optic network consists of more than 107 thousand kilometers, reaches more than 90% of Mexico’s population, connects the major cities in Mexico and connects Mexico via submarine cables with 33 other countries. Our network included 17.6 million local fixed lines in service at December 31, 2008, a decrease of 1.2% compared to December 31, 2007, reflecting 1.1 million new and 1.3 million disconnected lines in 2008.

Our network consists of five principal components: (i) an access network, which includes access to end customers via cable, copper, fiber-optic or wireless transmission; (ii) a switch network, which controls communications and services; (iii) a transport network, which transmits information between the nodes of our network; (iv) a convergent network, which allows us to provide integrated services of voice, data and video through a common platform based on IP, and (v) a management network, which allows us to verify the performance of our networks in real time.

Access Network

Our external copper network is capable of supporting conventional telephone services, as well as modern broadband services using different digital technologies such as Digital Subscriber Line, or ADSL, which allows us to use existing telephone lines for Internet access at speeds close to 20 Mbps.

Access by fiber-optic is available to our corporate customers for broadband multi-services. Access by fiber-optic is increasing for our residential customers. At December 31, 2008, we had installed more than 4,000 kilometers of fiber optic based on a model called “fiber to the node” to phone boxes near our customers, as part of a strategy to increase the bandwidth available for all our customers through the reduction in the length of the external copper network.

Our wireless network is principally used to provide voice, data and Internet access services, based on terrestrial or satellite platforms, to customers who are geographically far from our fiber optic infrastructure.

Switch Network

Voice processing in our network is controlled by digital local and long-distance telephone exchanges employing high levels of redundancy and load sharing to enhance network availability and service quality. We also use an Advanced Intelligent Network platform, which currently can manage more than 50 applications and value-added services with high levels of reliability. Furthermore, this platform is capable of implementing new services and applications throughout our network in a short amount of time.

Transport Network

Our transport network is fully redundant and is supported by optic rings and equipment using Synchronous Digital Hierarchy, or SDH, and Next Generation SDH technologies, which allow the network to be restored within 50 milliseconds and minimize the risk of signal interruption in the event of a system failure. The Next Generation SDH technology also permits a scalable increase in the required bandwidth.

In order to increase our transmission capacities, we use Dense Wavelength Division Multiplexing, or DWDM, technology which divides the optic fiber signals into multiple wavelengths and allows us to operate our network at speeds of up to 280 Gbps over one optic fiber pair, equivalent to managing almost 3.4 million simultaneous telephone conversations.

We have introduced optical cross-connect technology equipment, which enables the interconnection of signals transported optically, allowing us to connect the signals transmitted by fiber more effectively in the network.

Our digital microwave network serves as a partial backup for the fiber optic network and as a primary means of transmission in rural areas and small towns where fiber optic infrastructure is not economically feasible.

Convergent Network

Part of our core network operates under a Next Generation Network architecture that uses a format of switching information packages with the following features: convergence of multimedia services, devices and network infrastructure based on centralized control designed to rapidly deliver new services to our customers; and an integrated service management structure focused on our customers’ needs. It allows us to provide voice, data and video services with different levels of service quality in an environment where the functions of control and creation of services are centralized and independent from the type of connection.

All of our IP-based services are offered through a multi-service IP/MPLS platform. IP/MPLS is a high-capacity, high-performance network platform based on service convergence and is designed to complement our transport network, with a feature that allows us to expand our backbone network with routes of up to 10 Gbps, maintain redundant routes and offer national coverage of our IP-based services. The technology used in our network provides the necessary flexibility to offer speeds of access from 64 Kbps to 155 Mbps.

The technological capacity of our IP network permits the differentiation of distinct classes of service through which integrated voice, data and video services can be provided. This feature allows us to efficiently offer a wide variety of services such as Internet access for residential and corporate customers, corporate networks, VoIP, wireless access and multimedia applications. In 2008, our Internet connection capacity reached 340 Gbps.

Management Network

We continuously control and monitor our network’s performance and traffic levels and manage the routing of traffic and other network functions through a centralized network management platform that operates 24 hours a day, 365 days a year. This centralized management facilitates geographical expansion of the network, permits faster implementation of network systems and enables us to comply with the Service Level Agreements required by our business customers.

Competition

We face competition from a large number of market participants using a variety of technologies to address different elements of the demand for telecommunications services. Currently our principal competitors include: holders of long-distance licenses, of which Alestra has made the most important investments in infrastructure and marketing; holders of licenses to provide fixed-line local service, of which Axtel and Maxcom are the largest; cable television operators with licenses to provide telephone and internet services, led by Megacable, Cablevisión and Cablemás; and the mobile telecommunications operators, of which Telcel and Movistar are the largest.

The Mexican telecommunications market is increasingly complex, and the barriers between formerly distinct markets are eroding as a result of regulatory and technological change. While we have a strong share in certain segments of the market, such as switched long-distance service or broadband data connections, our overall share of the telecommunications market is difficult to evaluate. For example, according to Select Estrategia, S.C., a leading market research firm in Mexico, at year-end 2008 we had approximately 17.6 million fixed lines in service in our network, while mobile phone carriers had an estimated combined total of 76.7 million mobile lines in service. At the same date, the other local fixed-line operators, mobile fixed-line operators and cable television providers, together, had approximately 3.3 million fixed lines in service, an increase of 14.0% over the previous year.

We anticipate continued intense competition as mobile phone carriers promote mobile-to-mobile calls and text messages as less expensive alternatives to fixed-to-mobile calls. We also face increasing competition in international and domestic long-distance and local services from VoIP, a technology that transmits ordinary telephone calls over the Internet. More recently, we have begun to face competition in voice services and, to a more significant extent, Internet access services from cable television operators.

REGULATION

Our business is subject to comprehensive regulation and oversight by the Communications Ministry and Cofetel. The Communications Ministry is part of the executive branch of the Mexican federal government, and Cofetel is an agency of the Communications Ministry. Regulation and oversight are governed by the Law of General Means of Communication (Ley de Vías Generales de Comunicación, or the General Communications Law), the Federal Telecommunications Law (Ley Federal de Telecomunicaciones) and the related Telecommunications Regulations adopted by the Communications Ministry and Cofetel, the Concession and other concessions and licenses granted by the Communications Ministry. We are also subject to the regulations and oversight by the Agency for Consumer Protection (Procuraduría Federal del Consumidor) and the Competition Commission.

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

Regulatory Oversight

The Communications Ministry is the Mexican federal government agency principally responsible for regulating telecommunications services. Approval from the Communications Ministry is required for any change in our bylaws. It also has broad powers to monitor our compliance with the Concession, and it may revoke our Concession or temporarily seize or expropriate our assets. The Communications Ministry may require us to supply it with such technical, administrative and financial information as it may request.

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

Concessions

Under the Federal Telecommunications Law and the Telecommunications Regulations, a provider of public telecommunications services must operate under a concession granted by the Communications Ministry. Such a concession may not be transferred or assigned without the approval of the Communications Ministry. A concession to provide public fixed-line local and long-distance services generally has a term of up to 30 years and may be extended for additional 30-year terms. Our Concession was granted in 1976 and amended in August 1990. Currently set to expire in 2026, our concession may be extended for an additional 15-year term. Our subsidiary Telnor holds a separate concession in a region located in two states in northwestern Mexico, which will also expire in 2026 and may be extended for an additional 15-year term thereafter. The material terms of the Telnor concession are essentially the same as the terms of the Concession.

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

Termination of the Concession

The Concession provides that it will remain in force until 2026 and that we may renew it for an additional 15-year term, subject to additional requirements that the Communications Ministry may impose. Thereafter, it may be renewed for successive 30-year terms as provided under the Federal Telecommunications Law.

The General Communications Law provides that upon the expiration of the Concession the Mexican government is entitled to purchase our telecommunications assets at a price determined on the basis of an appraisal by a public official, and the Telecommunications Regulations provide that upon expiration of the Concession, the Mexican government has a right of first refusal to acquire our telecommunications assets. However, the General Communications Law also provides that in certain cases, upon expiration of the Concession our telecommunications assets will revert to the Mexican government free of charge. There is substantial doubt as to how these provisions of the General Communications Law and the Telecommunications Regulations would be applied, and accordingly there can be no assurance that upon expiration of the Concession our telecommunications assets would not revert to the Mexican government free of charge.

The General Communications Law, the Federal Telecommunications Law and the Concession include various provisions under which the Concession may be terminated before its scheduled expiration date. Under the General Communications Law and the Federal Telecommunications Law, the Communications Ministry may cause early termination of the Concession in certain cases, including:

•	Failure to comply with the terms of the Concession;

•	Interruption of all or a material part of the services provided by us;

•	Transfer or assignment without the Communications Ministry approval, of the Concession, the rights provided under the Concession or any asset used to provide telephone service;

•	Violation of the prohibition against ownership of our shares by foreign states;

•	Violation of the prohibition against any material modification of the nature of our services without prior Communications Ministry approval; and

•	Breach of certain other obligations under the General Communications Law and the Federal Telecommunications Law.

In addition, the Concession provides for early termination by the Communications Ministry following administrative proceedings in the event of:

•	Material and continuing violation of any of the conditions set forth in the Concession;

•	Material failure to meet any of the service expansion requirements under the Concession;

•	Material failure to meet any of the requirements under the Concession for improvement in the quality of service;

•	Engagement in any telecommunications business not authorized under the Concession and requiring prior approval of the Communications Ministry;

•	Following notice and a cure period, failure without just cause to allow other concessionaires to interconnect their telephone networks to our telephone network; or

•	Our bankruptcy.

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

Competition

The Telecommunications Regulations and the Concession contain various provisions designed to foster competition in the provision of telecommunications services. In general, the Communications Ministry is authorized to grant concessions to other parties for the provision of any of the services provided by us under the Concession. There are currently 15 competing long-distance carriers operating in Mexico (including Telmex and Telnor) and concessions have been granted to a total of 50 long-distance companies, all of which also have concessions for international long-distance services.

As of December 31, 2008, there were 28 local fixed-line licensees (including Telmex and Telnor), three of which also hold local wireless licenses (including Telmex), primarily in Mexico City, Guadalajara, Monterrey, Puebla and other large and medium-sized cities. See —Operations—Competition. Concessionaires are not required to operate certain private local telecommunications networks or to provide value-added services, although other authorizations may be required.

With respect to international long-distance services, Cofetel rules cover matters such as the termination of international calls and mechanisms for routing calls into and out of Mexico. Currently, international traffic must be carried by Mexican concessionaires and through authorized international gateways consistent with Cofetel’s international long-distance rules.

The Communications Ministry has greatly expanded the ability of cable television operators to compete with us. Since 2003, it has permitted them to provide bidirectional transmission of data. Since 2004, it has permitted them to provide signal-transmission services to local fixed-line operators and data and broadband Internet access services to the public. Since 2006, it has permitted some of them to provide fixed-line local telephone services See—Regulation—Television and Audio Services.

We also experience competition from unregulated sources. For example, some operators offer VoIP services, although the application of current regulations to these services is unclear.

The competitive environment in the Mexican telecommunications market has been the subject of controversy and of attention from Mexican regulators and from abroad. In the past, the Competition Commission determined that we were a dominant provider of certain telecommunications services and Cofetel adopted specific regulations applicable to us as a dominant carrier. These resolutions and regulations were later held invalid and were nullified by Mexican federal courts. The Competition

Commission also has repeatedly ruled that we have engaged in certain monopolistic practices. Most, but not all, of these past Competition Commission rulings also have been declared null and void by federal courts or have been withdrawn by the Competition Commission. See Item 8. Financial Information—Legal Proceedings.

In 2005, Mexico resolved a WTO dispute brought by the United States by adopting regulations authorizing resale of outgoing international and domestic long-distance service, adding to the downward pressure on the rates we charge our customers for our long-distance services.

Regulatory Initiatives Relating to Competition

The Federal Telecommunications Law provides that if a company is determined to have substantial market power in a relevant market, the Communications Ministry may adopt specific regulations on rates, quality of service and information to be provided by the dominant company. In addition, if a company is determined by the Competition Commission to have engaged in monopolistic practices, it may be subject to prohibitions or monetary sanctions.

Between November 2007 and February 2008, the Competition Commission began seven industry-wide investigations to determine whether any operators, including Telmex and certain of its affiliates, possess substantial market power or are engaged in monopolistic practices in certain segments of the Mexican telecommunications market. Four preliminary resolutions have determined that, in the geographic areas covered by our network, Telmex and Telnor have substantial power in the following markets: (i) switched call completion provided to other concessionaires of local and long-distance service; (ii) call origination offered to other concessionaires of long-distance service; (iii) transit offered to concessionaires of long-distance services in the 198 areas of local service that such concessionaires cover; and (iv) 97 wholesale markets for leased private local and long-distance connections, as well as in private international long-distance and private interconnection. Telmex and Telnor have filed objections to these resolutions, and final determinations are pending.

If these proceedings are finally resolved against Telmex, we expect that Cofetel will seek to impose new regulations on our business, and particularly on the prices we charge for services. We cannot predict the form any such regulations will take or their impact on our business, but we believe they would reduce our flexibility and ability to adopt competitive market policies. We also cannot predict the timing of the proposed adoption of any such regulations, or whether we will be able to challenge their implementation.

In the three remaining cases, the Competition Commission is investigating whether Telmex and, in one case, Telnor engaged in monopolistic practices in the following markets: (i) broadband Internet access service for residential customers in Mexico; (ii) interconnection service in fixed networks; and (iii) interurban transport for exchanged long-distance traffic.

Findings adverse to us in any of the seven investigations may lead to the imposition of regulations, prohibitions or monetary penalties on us.

Television and Audio Services

The regulatory framework governing the provision of television and audio services by telecommunications companies and of telecommunications services by television and audio providers has been the subject of an ongoing amendment process since 2003. The outcome of this process and the resulting changes in the regulatory framework may affect our business.

In 2003, the Communications Ministry expanded the concessions granted to cable television operators to permit them to provide bidirectional transmission of data. In 2004, the Communications Ministry began to permit cable operators to provide signal-transmission services to local fixed-line operators and data and broadband Internet access services to the Mexican public.

In April 2006, the Mexican Congress approved an amendment to the Federal Telecommunications Law and the Federal Radio and Television Law. The amendment allows radio and television broadcasters to provide telecommunications services after complying with certain conditions and makes Cofetel responsible for overseeing all telecommunications services, including those related to broadcasting. In June 2007, the Mexican Supreme Court (Suprema Corte de Justicia de la Nación) declared various provisions of the law invalid, including those that would allow radio and television broadcasters to provide telecommunications services without seeking more than a simple authorization and to use their frequencies free of charge, and concluded that such broadcasters would be required to participate in public bidding processes in order to obtain frequencies for use in providing such services.

In October 2006, the Communications Ministry adopted regulations that permit paid television and audio concessionaires to provide fixed-line local telephone services and local telephone service providers like us to provide paid television and audio services. These regulations facilitate the convergence of voice, data and video services into one integrated product that could be delivered over a broadband network. The regulations allow concessionaires to provide these new services, subject to certain regulatory steps to be taken by Cofetel. As of December 31, 2008, 28 cable television providers, holding a total of 60 concessions, provide or have been authorized to provide local fixed-line voice-transmission and one fixed-line local service provider offers paid television services. In the case of Telmex, due to certain restrictions on our concession, additional conditions have been imposed, including the implementation of network interoperability, telephone number portability and verification of compliance with existing concession obligations, as well as the adoption of an interconnection framework. Telephone number portability was initiated in July 2008, allowing customers to change their telephone provider and keep their telephone number. We intend to provide television and audio services and we believe we have met all the requirements necessary to do so; however, to date we have been unable to obtain authorization.

We cannot predict the outcome and the effect of the regulatory processes described above, but they could result in the entry of new competitors to our business and could have an adverse effect on our competitive position and results of operations.

Consolidation of Local Service Areas

Beginning in March 2007, Cofetel issued several resolutions to consolidate 195 local service areas, reducing the number of local service areas (currently 397) in a process that would begin in November 2008 and be completed in 2010. We have filed objections to Cofetel’s resolutions and, until now, they have not been implemented. If implemented, we believe this consolidation will have an adverse impact on our revenues from long-distance services. See Item 8. Financial Information—Legal Proceedings.

Rates

The General Communications Law, the Federal Telecommunications Law and the Telecommunications Regulations provide that the basis for setting the rates charged by a telecommunications concessionaire is set forth in its concession.

Under the Concession, our rates in any period for basic telephone services, including installation, monthly rent, measured local service and long-distance service, are subject to a ceiling on the price of a “basket” of such services weighted to reflect the volume of each service provided by us during the preceding period. There is also a price floor based on our average long-run incremental cost. Within this aggregate price range, we are free to determine the structure of our own rates. We must register our rates with Cofetel before they may take effect.

The price cap varies directly with the Mexican National Consumer Price Index, permitting us to raise nominal rates to keep pace with inflation, subject to consultation with the Communications Ministry. We have not raised our nominal rates since March 2001 for local service and since March 1999 for long-distance service. Under the Concession, the price cap is also adjusted downward periodically to pass on the benefits of our increased productivity to our customers. The Communications Ministry sets a new periodic adjustment for every four-year period to permit us to maintain an internal rate of return equal to our weighted average cost of capital. The Communications Ministry fixed the adjustment per quarter in nominal terms at 0.74% for 2003-2006 and 0.84% for 2007-2010. For services extending beyond basic telephone service, the Federal Telecommunications Law and the Concession permit us, under certain conditions and subject to registration with Cofetel, to set our prices free of rate regulation. These services include data transmission, directory services and services based on digital technology, such as caller ID, call waiting, speed dialing, automatic redialing, three-way conference and call transfer.

Interconnection

We are required under the Federal Telecommunications Law to permit any other long-distance concessionaire to connect to our network in a manner that enables customers to choose the network by which their long-distance calls are carried. Cofetel rules governing the interconnection rights and obligations of local service concessionaires require local service concessionaires to provide interconnection on a nondiscriminatory basis to any other concessionaire.

The Concession provides that other terms of interconnection, including fees, are to be negotiated between us and each other long-distance carrier, and that, in the event the parties are unable to agree, the Communications Ministry imposes the terms. In 2002, we agreed with competing long-distance carriers to set an interconnection rate of U.S.$0.00975 per minute and per interconnection point. This rate will apply through December 31, 2009.

As of December 31, 2008, we have entered into interconnection agreements with all operators that have requested interconnection services. Nevertheless, in 2008, Cofetel notified us of several resolutions to reduce interconnection and transit rates, and to eliminate resale charges. We have appealed these resolutions and a final determination is pending. We will continue collecting the rates that have been applied since 2002 until these proceedings are concluded.

In Mexico, under the “calling party pays” system, our fixed-line customers pay us an interconnection charge when they call a mobile telephone, and during 2008 we paid 70.3% of that amount to the mobile phone carrier that completes the call. Historically, this interconnection charge applied only to local calls. In November 2006, however, Cofetel extended the “calling party pays” charge to domestic and international long-distance calls, while concurrently eliminating the fee that mobile phone carriers charge their customers for receiving long-distance calls from fixed-line and mobile callers.

In February 2009, Cofetel published a Fundamental Technical Plan of Interconnection and Inter-operability (Plan Técnico Fundamental de Interconexión e Interoperabilidad) which requires operators with the greatest number of access points to provide other operators with access to our network on an “unbundled” basis that disaggregates the prices for different service elements. We believe this may result in pricing network access at rates below the recovery cost for our infrastructure investments and may have a negative impact on us and the Mexican telecommunications sector in general. We are in the process of evaluating the impact of this Plan on Telmex and our available legal recourse.

CAPITAL EXPENDITURES

The following table sets forth, in constant pesos as of December 31, 2008, our capital expenditures, before retirements, for each year in the three-year period ended December 31, 2008. Like other financial information in this Annual Report, the amounts shown below for capital expenditures reflect only our continuing operations.

	Year ended December 31,
	2008		2007		2006
	(2008 in millions of pesos, 2007 and 2006 in millions of constant pesos as of December 31, 2007)
Data, connectivity and transmission network	P.	7,506	P.	7,787	P.	6,104
Internal plant		608		1,444		1,294
Outside plant		851		1,329		3,194
Systems		319		748		801
Other		797		2,132		2,344

Total capital expenditures	P.	10,081	P.	13,440	P.	13,737

Our total capital expenditures decreased by 25.0% in 2008. In 2008, our consolidated capital expenditures totaled P.10.1 billion (U.S.$879 million). The investments in our data, connectivity and transmission networks represented 74.4% of our consolidated capital expenditures (P.7.5 billion or U.S.$655 million).

We have budgeted capital expenditures in an amount equivalent to approximately P.8.0 billion (U.S.$588 million) for the year 2009, of which 72.5% (P.5.8 billion or U.S.$426.5 million) are budgeted for investments in our data, connectivity and transmission network. Budgeted capital expenditures for 2009 exclude any other investments we may make to acquire other companies. For subsequent years, our capital expenditures will depend on economic and market conditions. Our budgeted capital expenditures are financed through operating cash flows and limited borrowing.

OTHER MATTERS

Investments

We occasionally make investments and enter into joint ventures in telecommunications-related businesses within and outside Mexico. We also invest in publicly traded equity securities of companies in technology and communications businesses. Our marketable securities are carried at market value, and gains and losses are recognized in our statement of income.

Portugal Telecom

In 2006, we acquired 20.7 million common shares in Portugal Telecom, SGPS S.A., or Portugal Telecom, for P.2,956.8 million (U.S.$252.3 million). We sold 15.7 million of these shares during 2006 and 2007 and the remaining five million shares in January 2008 for P.3,086.9 million (U.S.$282.2 million) in the aggregate. We recognized a gain of P.129.7 million as a result of the sale of these shares.

Plant, Property and Equipment

We have transmission facilities, exchanges, outside plant and commercial and administrative offices throughout Mexico. We own most of the locations of our exchanges and offices and lease other locations. We hold a small number of equipment under financial leases, but the aggregate amount of such financing is not material to our operations as a whole. We carry casualty insurance against loss or damage to buildings, equipment contained in buildings and outside plant, including our fiber optic network.

We have purchased equipment from a variety of suppliers, and there are sufficient alternative sources of equipment so that interruption of any source would be unlikely to cause a significant disruption to our operations or our investment plan.

The Telmex Foundation

In 1996, we helped create the Telmex Foundation (Fundación Telmex, A.C.), a not-for-profit entity active in the areas of education, health, nutrition, justice, culture, sports and natural disaster relief. We do not consolidate the Telmex Foundation in our financial statements.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

The following discussion should be read in conjunction with the consolidated financial statements and notes thereto included in this Annual Report. Our consolidated financial statements have been adjusted to treat as discontinued operations the businesses we transferred to Telmex Internacional in the Escisión in December 2007. Accordingly, they differ from the financial statements we have previously published. Except where we specify otherwise, the discussion below concerns only our continuing operations and not those we transferred to Telmex Internacional in the Escisión.

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

Overview

Our total revenues have fallen in recent years, as declining average revenues from local, interconnection and long-distance service have been only partly offset by increasing revenues from Internet access services, corporate networks and other revenues. In response to competitive market pressures, we have not raised our nominal rates since 2001, and we have given discounts for our services, particularly domestic long-distance. Average revenue per line has also declined, partly because we have added new customers with less disposable income who make less use of their lines and because of the wide range of services included in our packages that implicitly include larger discounts.

Competition and changing technologies have had extensive effects on our financial performance. We expect continued pressure on prices for basic telephone services. In local service, rapid growth in mobile telecommunications has made mobile phone operators the main competitors for local networks. In addition, local and long-distance services face competition from other means of communication such as cable providers, private circuits and the Internet, including VoIP, a technology that transmits ordinary telephone calls over the Internet. On the other hand, the number of our broadband Internet access subscribers (Infinitum ADSL) grew by 71.3% in 2008 and 60.5% in 2007, and we expect that it will continue to grow and to affect usage of other services.

Our mix of revenues has been changing as a result. Revenues from voice services represented 74.7% of our total revenues in 2008 compared to 79.6% in 2007, while revenues from corporate networks and Internet access services represented 20.5% of our total revenues in 2008 compared to 17.0% in 2007. These changes have also affected our profit margins. In 2008, total revenues decreased by 5.1%, but operating income decreased by 9.4%. Our operating margin decreased to 32.0% in 2008 from 33.6% in 2007, because of the changing mix of our revenues.

We expect that the percentage of our revenues attributable to local and long-distance services will continue to decline as a result of continued pressure on prices and continued migration of customers to mobile and alternative products. We expect our revenues from corporate networks and Internet access services to continue to grow as a percentage of our total revenues as demand for integrated telecommunications solutions among corporate customers and Internet penetration rates among residential customers continue to rise. We expect that the decline in revenues from voice services will be partly offset by an increase in Internet access and corporate networks revenues.

Our future results may be affected significantly by the general economic and financial conditions in Mexico and the United States, including the level of economic growth, exchange rate and interest rate fluctuations and inflation. The current global recessionary environment may further exacerbate the impact of these factors on us. Our performance may also be affected by acquisitions and other investments we may make. Exchange rate variations on our U.S. dollar-denominated indebtedness contribute to the volatility of our financing cost, which we manage through the use of derivative instruments. Exchange loss, net, was P.2,494 million in 2008 and P.643 million in 2007.

Transition to IFRS

Beginning in 2012, Mexican issuers with securities listed on a Mexican securities exchange will be required to prepare financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the International Accounting Standards Board (IASB). Issuers may voluntarily report using IFRS before the change in the reporting standards becomes mandatory.

Effect of Inflation Accounting

Due to the adoption of Mexican FRS B-10, effective January 1, 2008, we ceased to recognize the effects of inflation on our financial information. Through December 31, 2007, under Bulletin B-10, inflation accounting had extensive effects on the presentation of our financial statements. In our financial information for 2008, inflation adjustments for prior periods have not been removed from stockholders’ equity and the re-expressed amounts for non-monetary assets and liabilities at December 31, 2007 became the accounting basis for those assets and liabilities beginning on January 1, 2008 and for subsequent periods, as required by Mexican FRS. Financial statements for periods prior to 2008 are presented in constant pesos as of December 31, 2007.

Cessation of inflation accounting under Mexican FRS in 2008

Mexican FRS have changed for periods beginning in 2008, and the inflation accounting methods summarized below will no longer apply, unless the economic environment in which we operate qualifies as “inflationary” for purposes of Mexican FRS. An environment is inflationary if the cumulative inflation rate equals or exceeds an aggregate of 26% over three consecutive years (equivalent to an average of 8% in each year). Based on current forecasts, we do not expect the Mexican economic environment to qualify as inflationary in 2009, but that could change depending on actual economic performance.

As a result, we presented financial statements without the inflationary effects in 2008. In this respect, our financial statements in 2008 are not comparable to those for prior periods. In comparing our results for 2008 to results for prior periods, the most important consequence of no longer recognizing the effects of inflation during 2008, and of related changes in other accounting standards, are as follows:

•	We no longer recognize a monetary gain and loss attributable to the effects of inflation on our monetary assets and liabilities.

•

We ceased to adjust the carrying values of nonmonetary assets for inflation. The re-expressed amounts for nonmonetary assets at December 31, 2007 became the accounting basis for those assets for 2008 and subsequent years.

•	We ceased to re-express results of prior periods. Financial information for dates and periods prior to 2008 remains expressed in constant pesos as of December 31, 2007.

•

We ceased to use inflation-adjusted assumptions in determining our employee benefit obligations and instead use nominal discount rates and other assumptions. This change did not have a significant effect on our financial results in 2008.

Recognition of effects of inflation for periods prior to 2008

All our financial statements and other financial information included in this Annual Report recognized effects of inflation in accordance with Mexican FRS through 2007. The main inflation adjustments were as follows:

•

In general, nonmonetary assets were adjusted for inflation based on the consumer price index of the country in which the assets were located. This includes plant, property and equipment, inventories, and licenses and trademarks. The carrying value of our nonmonetary assets in Mexico was adjusted at the end of each period to reflect Mexican inflation in that period, as measured by the Mexican National Consumer Price Index.

•

A special rule applied to plant, property and equipment that were imported. Such assets were adjusted for inflation based on the consumer price index of the country of origin, and then converted into pesos using the exchange rate at the balance sheet date. For example, the carrying value of switching equipment purchased in the United States and used in our Mexican operations was adjusted at the end of each period to reflect U.S. inflation in that period and the appreciation or depreciation of the Mexican peso against the U.S. dollar.

•	Gains and losses in purchasing power that resulted from holding monetary assets and liabilities were recognized in income.

•	Capital stock, other capital contributions and retained earnings were adjusted for inflation based on the Mexican consumer price index.

Re-expression in constant pesos for periods prior to 2008

Financial statements for periods prior to 2008 have been re-expressed in constant pesos as of December 31, 2007. The re-expression in constant pesos uses a factor that is determined using the Mexican National Consumer Price Index. The re-expression factor is 1.0376 for the financial statements of 2006. The value of the re-expression factor has a significant impact on the comparison between our results of operations for 2007 and for prior years.

Effects of inflation accounting on U.S. GAAP reconciliation for periods prior to 2008

U.S. GAAP does not ordinarily contemplate the recognition of effects of inflation or the expression of prior-period financial statements. However, in reconciling our net income and stockholders’ equity to U.S. GAAP, we have generally not reversed the effect of inflation accounting under Mexican FRS in 2007 and 2006, pursuant to a long-established practice under which Mexican FRS inflation accounting is acceptable in financial statements filed with the SEC, with one exception with respect to the special rule applicable to plant, property and equipment manufactured in a country other than the country in which they are located. Our reconciliation does reverse the effects of that special rule. See Note 18 to our audited consolidated financial statements.

Changes in Mexican FRS

Note 1(II)(x) to our audited consolidated financial statements discusses new accounting pronouncements under Mexican FRS that came into force in 2008 and that will come into force in 2009. The pronouncements that became effective on January 1, 2008, were fully implemented in the financial statements included in this Annual Report. In 2009, other pronouncements might affect certain aspects of our financial statements. The 2008 accounting pronouncements were applied on a prospective basis and prior years’ financial statements have not been adjusted. As a result, our financial statements for 2008 may not be comparable to our financial statements of prior years.

The Escisión

In December 2007, we transferred our Latin American and yellow pages directory businesses to a new, separate entity, Telmex Internacional, in an escisión, or split-up. See Item 4. Information on the Company—History—The Escisión. The businesses we transferred to Telmex Internacional are presented as discontinued operations for dates and periods prior to the effective date of the escisión, which was December 26, 2007 under Mexican FRS and June 10, 2008 under U.S. GAAP. See Note 2 to our audited consolidated financial statements.

Summary of Operating Income and Net Income

The table below summarizes our consolidated income statement for the past three years.

	Year ended December 31,
	2008			2007			2006
	(millions of pesos)		(percentage of operating revenues)	(millions of pesos)		(percentage of operating revenues)	(millions of pesos)		(percentage of operating revenues)
	( in millions of pesos in 2008 and in millions of constant pesos as of December 31, 2007 for 2007 and 2006)
Operating revenues:
Local service	P.	48,982	39.5%	P.	54,398	41.6%	P.	58,251	44.9%
Domestic long-distance service		15,742	12.7		17,349	13.3		18,324	14.1
International long-distance service		8,793	7.1		9,678	7.4		10,532	8.1
Interconnection service		19,140	15.4		22,604	17.3		18,071	13.9
Corporate networks		12,219	9.8		11,340	8.7		10,877	8.4
Internet access services		13,168	10.6		10,940	8.4		10,158	7.8
Other		6,061	4.9		4,459	3.3		3,542	2.8

Total operating revenues		124,105	100.0		130,768	100.0		129,755	100.0

Operating costs and expenses:
Cost of sales and services		32,806	26.4		32,364	24.7		32,059	24.7
Commercial, administrative and general		19,831	16.0		19,553	15.0		19,383	15.0
Interconnection		13,760	11.1		16,542	12.6		13,338	10.2
Depreciation and amortization		17,965	14.5		18,425	14.1		18,711	14.4

Total operating costs and expenses		84,362	68.0		86,884	66.4		83,491	64.3

Operating income		39,743	32.0%		43,884	33.6%		46,264	35.7%

Other expenses, net		679			44			2,613

Financing cost:
Interest income		(913)			(1,396)			(1,495)
Interest expense		7,652			6,615			6,952
Exchange loss, net		2,494			643			1,159
Monetary gain, net(1)		—			(2,513)			(2,846)

		9,233			3,349			3,770
Equity interest in net (loss) income of affiliates		(62)			17			9

Income before income tax		29,769			40,508			39,890

Income tax		9,592			11,619			12,189

Income from continuing operations		20,177			28,889			27,701

Income from discontinued operations, net of income tax		—			7,166			2,615

Net income	P.	20,177		P.	36,055		P.	30,316

Distribution of net income:
Majority interest	P.	20,177		P.	35,485		P.	29,640
Non-controlling interest		—			570			676

Majority net income per share from continuing operations	P.	1.07		P.	1.46		P.	1.32

Majority net income per share from discontinued operations	P.	—		P.	0.34		P.	0.09

Majority net income per share	P.	1.07		P.	1.80		P.	1.41

(1)	We do not report monetary gain after 2007, because we are no longer required to present the effects of inflation under Mexican FRS after 2007.

Revenues

Total revenues in 2008 were P.124,105 million, a decrease of 5.1% from 2007, primarily due to a decline in revenues from local services, the “calling party pays” system and long-distance services, partly offset by the increase in revenues generated from Internet access services and other revenues (mainly attributable to sales in Telmex stores). The percentage of our revenues attributable to voice services (including local, long-distance and interconnection services) declined from 79.6% in 2007 to 74.7% in 2008, while revenues from corporate networks and Internet access services grew to 20.5% of our revenues in 2008 compared to 17.0% in 2007.

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

Revenues from local service decreased by 10.0% in 2008 and 6.6% in 2007. The decrease in 2008 was principally due to lower average revenue per local billed call and a reduction in local traffic due to competition from both wireless and other fixed-line service providers. The decrease in 2007 was principally due to a reduction of lines in service, lower average revenue per local bill call in real terms, a decrease in local and public telephony traffic due to competition from both wireless and other fixed-line service providers, and the migration of customers from dial-up to broadband Internet access services.

Domestic Long-distance Revenues

Operating revenues from domestic long-distance service consist of (a) amounts earned from our customers and (b) amounts earned from other telecommunications operators for terminating their domestic long-distance calls made to our customers. The amount of operating revenues from domestic long-distance service depends on rates and traffic volume.

Domestic long-distance revenues decreased by 9.3% in 2008, and by 5.3% in 2007. The decrease in 2008 was primarily because the increase in traffic was not enough to offset the lower average revenue per minute. The decrease in 2007 was primarily due to lower average revenue per minute in real terms, partly offset by higher billed traffic generated by the “calling party pays” system for domestic long-distance service.

International Long-distance Revenues

Operating revenues from international long-distance service consist of (a) amounts earned from our customers and (b) amounts earned from foreign telecommunications carriers for terminating international calls made to our customers. The amount of operating revenues from international long-distance service depends on the volume of traffic, the rates charged to our customers, the rates charged by each party under agreements with foreign carriers, principally in the United States, and the effects of competition. We report international long-distance revenues gross of the settlement amounts payable to foreign carriers, which are recorded in cost of sales and services. In 2008, settlement payments from foreign carriers represented 2.7% of our consolidated revenues and 38.0% of our international long-distance revenues. Settlement payments under service agreements with foreign carriers are generally denominated in U.S. dollars.

International long-distance revenues decreased by 9.1% in 2008 and by 8.1% in 2007. The decrease in 2008 was primarily due to lower average revenue per minute and a decline of incoming traffic. Outgoing billed minutes increased by 2.1% and incoming billed minutes decreased by 11.1%.

The decrease in revenue in 2007 was primarily due to lower average revenue per minute in real terms, partly offset by higher billed traffic generated by the “calling party pays” system for international long-distance service. Outgoing billed minutes grew by 3.4% and incoming billed minutes grew by 6.6%.

Revenues from Interconnection Service

Revenues from interconnection service represent fees for connection with our network of fixed-to-mobile, mobile-to-fixed and long-distance calls. Calls between fixed and mobile telephones are subject to the “calling party pays” system, which Cofetel extended in November 2006 to cover long-distance calls as well as local calls. In the case of local and domestic long-distance service, under the “calling party pays” system, our fixed-line customers pay us an interconnection charge when they call a mobile telephone. Of that amount, we pay a percentage to the mobile carrier that completed the call (70.3% in 2008). For international long-distance services, we pay 100% of the interconnection fee received from the international carrier that originates the call to the mobile phone carrier that completes the call. We recognize the amount paid to us under interconnection revenue, and we recognize the amount we pay under interconnection cost.

Revenues from interconnection service decreased by 15.3% in 2008 and increased by 25.1% in 2007. The decrease in 2008 was primarily due to a decrease of the “calling party pays” rates and a decline in local and long-distance traffic due to increased market penetration by mobile phone carriers. In 2008, revenues from fixed-to-mobile calls represented 88.2% of interconnection revenues (89.8% in 2007) and revenues from local and long-distance operators represented 8.2% of inter-connection revenue (7.2% in 2007). The balance of interconnection revenues represented payments from mobile phone carriers for mobile-to-fixed calls.

The increase in 2007 was primarily due to a full year of revenues generated by the “calling party pays” system for domestic and international long-distance services (compared with only two months in 2006), partly offset by an 8.9% decrease of the “calling party pays” rates for local and long-distance services. In 2007, revenues from fixed-to-mobile calls represented 89.8% of interconnection revenues (86.6% in 2006), revenues from local and long-distance operators represented 7.2% (10.2% in 2006) and the balance of interconnection revenues represented payments from mobile phone carriers for mobile-to-fixed calls. Pursuant to an agreement with all mobile phone operators in Mexico concluded in 2006, the “calling party pays” rate for local, domestic long-distance and international long-distance services will gradually decline through 2010.

Revenues from Corporate Networks

Revenues from corporate networks mainly consist of revenues from installing and leasing dedicated private lines, revenues from virtual private network services and revenues from sales of value-added services. Revenues from corporate networks increased by 7.8% in 2008 and by 4.3% in 2007. The increase in 2008 and 2007 was caused by an increase in billed line equivalents and higher sales of value-added services, partly offset by a decline in average revenue per billed line equivalent due to improvements in technology.

Revenues from Internet Access Service

Revenues from Internet access service include service fees for broadband Internet and dial-up access. Such revenues increased by 20.4% in 2008 and by 7.7% in 2007. The increase in 2008 was principally due to a 71.3% increase in the number of broadband (ADSL) customer accounts, partly offset by lower average revenues per customer account. The increase in 2007 was principally due to a 60.5% increase in the number of our broadband (ADSL) customer accounts, partly offset by a 25.5% reduction in the rates we charge for broadband services that took effect in April 2007. The migration of customers from dial-up to broadband services contributed to the increase in our number of customer accounts through 2007.

Other Revenues

The largest components of other revenues are sales of computers, telephones and accessories at Telmex stores and billing and collection services offered to third parties. Other revenues increased by 35.9% in 2008 and by 25.9% in 2007. The increase in 2008 and 2007 was primarily due to higher sales of computers at Telmex stores. In 2007, the increase was also due to higher sales of telephones and accessories at Telmex stores.

Operating Costs and Expenses

Cost of Sales and Services

Cost of sales and services increased by 1.4% in 2008 and by 1.0% in 2007. The increase in 2008 was due to cost of goods sold attributable to higher sales of computers, higher utilities expenses, and higher expenses for maintenance of corporate customers’ networks and our data network. The increase in 2007 was due to costs of goods sold as a consequence of higher sales of computers, telephones and accessories, partly offset by a reduction in maintenance costs and optimization of resource use.

Commercial, Administrative and General Expenses

Commercial, administrative and general expenses increased by 1.4% in 2008 and 0.9% in 2007. The increase in 2008 was primarily due to increased expenses related to sales activities and a higher charge for doubtful accounts, partially offset by lower expenses related to a lower number of prepaid cards sold in 2008. The increase in 2007 was principally due to a higher charge for doubtful accounts related to the disconnection of customers with payment problems, partially offset by lower advertising expenses and lower production costs of prepaid cards.

Interconnection Costs

Interconnection costs include payments to mobile phone carriers under the “calling party pays” system. Interconnection costs decreased by 16.8% in 2008 and increased by 24.0% in 2007. The decrease in 2008 was due to both a decline in the rate paid to mobile phone operators for calls under the “calling party pays” system, and a decline in fixed-to-mobile traffic.

The increase in 2007 was due to a full year of costs generated by the “calling party pays” system for domestic and international long-distance services (compared with only two months in 2006), partly offset by a 13.0% decline in the costs generated by the “calling party pays” system for local and long-distance services.

Depreciation and Amortization

Depreciation and amortization decreased by 2.5% in 2008 and 1.5% in 2007. The decrease in 2008 and 2007 was due to a decrease in the amount of our depreciable assets. Additionally, in 2007, the decrease resulted from lower adjustment in the value of our imported fixed assets compared to 2006, under inflation accounting. According to Mexican FRS applicable through 2007, we adjusted imported fixed assets based on the rate of inflation in the country of origin of the asset and the prevailing exchange rate. Fixed assets acquired in Mexico were adjusted based on the rate of Mexican inflation.

Operating Income

In 2008, operating income decreased by 9.4%, reflecting a 5.1% decrease in revenues and a 2.9% decrease in operating costs and expenses. Operating margin decreased to 32.0% in 2008 from 33.6% in 2007, as the mix of our revenues continued to shift away from voice services, with voice services representing a lower proportion of revenues and Internet access and corporate networks representing a higher proportion.

In 2007, operating income decreased by 5.1%, reflecting a 0.8% increase in revenues and a 4.1% increase in operating costs and expenses. Operating margin decreased to 33.6% in 2007 from 35.7% in 2006, as the mix of our revenues changed, with a lower proportion of revenues from voice services and a higher proportion of interconnection revenues.

Other Expenses, Net

Other expenses, net, amounted to P.679 million in 2008 and P.44 million in 2007. Other expenses, net, mainly consists of the net amount we are required to recognize under our employee profit sharing obligations. Telmex, like other Mexican companies, is required by law to pay to its employees, in addition to their agreed compensation and benefits, profit sharing in an aggregate amount equal to 10% of our taxable income (calculated without reference to inflation adjustments).

In 2007, other expenses were offset by a gain of P.1,653 million as a result of the favorable resolution of legal proceedings between us and the Mexican tax authorities regarding the deductibility of employee profit sharing amounts we paid in 2004 and 2005. Other expenses in 2007 were also offset by a gain of P.372 million from the sale of marketable securities and a gain of P.188 million from recoveries under our insurance policies, principally in connection with damages caused by hurricanes.

Financing Cost, Net

Under Mexican FRS, financing cost, net reflects interest income, interest expense, foreign exchange gain or loss and, through 2007, the gain or loss attributable to the effects of inflation on monetary liabilities and assets. A substantial proportion of our indebtedness (76.3% at December 31, 2008) is denominated in U.S. dollars, so a variation in the value of the peso against the U.S. dollar affects our foreign exchange gain or loss and interest expense. In 2008, financing cost, net was P.9,233 million compared with P.3,349 million in 2007. The changes in each component were as follows:

•	Interest income decreased by 34.6% in 2008 and by 6.6% in 2007. The decrease in 2008 and 2007 was due to a lower average level of interest-bearing assets.

•

Interest expense increased by 15.7% in 2008 and decreased by 4.8% in 2007. The increase in 2008 was primarily due to higher net losses on interest-rate swaps (P.2,283 million in 2008 compared to P.176 million in 2007), offset by a decrease in the average interest rates and a lower average level of debt. The decrease in 2007 was primarily due to lower losses on interest-rate swaps (P.176 million compared to P.1,142 million in 2006) and a decrease in the average interest rates, partially offset by a higher average level of debt.

•

We recorded a net exchange loss of P.2,494 million in 2008 and of P.643 million in 2007. In 2008, the net exchange loss was due to a loss of P.17,085 million caused by the depreciation of the peso against the U.S. dollar by approximately 24.6% for the year 2008, offset by a net gain of P.14,591 million on currency hedging instruments. In 2007, the net exchange loss was due to a net loss of P.621 million on currency derivative instruments and a loss of P.22 million due to the depreciation of the peso against the U.S. dollar during 2007 by approximately 0.2%.

•

Beginning 2008, we did not recognize the effects of inflation because of a change in Mexican FRS. Through 2007, we recognized a net gain in our monetary position because average monetary liabilities exceeded average monetary assets. The net gain in our monetary position decreased by 11.7% in 2007 compared to 2006. The decrease in 2007 was due to a lower net monetary liability position and a lower inflation rate compared to 2006.

Income Tax

The statutory rate of the Mexican corporate income tax was 28% in 2008 and 2007 and 29% in 2006. The Mexican Income Tax Law was amended in 2004 to decrease gradually the corporate income tax rate to 28% in 2007 and thereafter. Our effective rate of corporate income tax as a percentage of pre-tax profit was 32.2% in 2008, 28.7% in 2007 and 30.5% in 2006. Although after 2007 we no longer recognize the effects of inflation in our financial statements, we do continue to recognize the impact of inflation for tax purposes. This causes our pretax income to be affected by taxable monetary gain on our net monetary liabilities and by higher depreciation due to the application of inflation indexation on our assets. As a result, our taxable income in 2008 was higher than our income under Mexican FRS, and our effective tax rate was higher in 2008 than in 2007. The effective tax rate was lower in 2007 than in 2006 due to the lower statutory corporate income tax rate, partly offset by a decrease in depreciation and comprehensive financing cost for tax purposes.

Income from Continuing Operations, Net

Income from continuing operations, net, decreased by 30.2% in 2008 and increased by 4.3% in 2007. The decrease in 2008 was due to a decline in revenues from voice services and an increase in the financing cost, partly offset by a decrease in income taxes. In 2007, the increase was mainly due to the recognition of a gain recorded under other income, a decrease in the statutory corporate income tax rate and a lower comprehensive financing cost, due to a lower net exchange loss.

Liquidity and Capital Resources

Our principal capital requirements are capital expenditures, dividend payments, share repurchases and the repayment of debt. We have generally met our capital requirements primarily from operating cash flows and some limited borrowing. Cash flows provided by operating activities were P.45,905 million in 2008. This figure is not directly comparable to amounts reported for previous years, when the presentation of a statement of cash flows was not required under Mexican FRS.

We had a working capital surplus from continuing operations of P.10,814 million at December 31, 2008, a deficit (an excess of current liabilities over current assets) of P.1,665 million at December 31, 2007 and a surplus of P.6,111 million in 2006. The deficit in 2007 resulted from the transfer of approximately U.S.$2 billion to Telmex Internacional in the Escisión. See Item 4. Information on the Company—History—The Escisión. We believe that our working capital is sufficient for our present requirements.

Our capital expenditures were P.10,081 million in 2008, P.13,440 million in 2007 and P.13,737 million in 2006. In 2008, we used 74.4% of our capital expenditures for projects in data, connectivity and transmission networks, and the balance for other projects. We expect that our capital expenditures in 2009 will be approximately P.8.0 billion (U.S.$588 million), excluding expenditures for any acquisitions we may make.

The amount we spent on share repurchases was P.12,872 million in 2008, P.15,783 million in 2007 and P.24,684 million in 2006. The amount spent on share repurchases is determined from time to time by the Board of Directors taking into account factors including the price of our shares and our capital resources. Our shareholders have given renewed authorization to our officers to make share repurchases, most recently on March 3, 2009. There is no obligation to spend any of the authorized amounts. See Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Dividends paid totaled P.7,609 million in 2008, P.8,628 million in 2007 and P.8,665 million in 2006. Our shareholders have approved dividends of P.0.46 per share to be paid in four installments out of 2008 income. We expect to pay an aggregate of approximately P.8,507 million in dividends from June 2009 through March 2010 (based on the number of outstanding shares at March 17, 2009).

In the table below we set forth certain contractual obligations as of December 31, 2008, consisting of debt and purchase obligations, and the period in which the contractual obligations come due. The amount of our long-term debt reported in the table excludes interest and fee payments, which are primarily variable amounts, and does not reflect derivative instruments, which provide for payment flows that vary depending on exchange rates and interest rates. Purchase obligations include capital commitments primarily for equipment supply and maintenance contracts. The table below does not include pension liabilities, deferred taxes or current accounts payable.

	Payments Due by Period (as of December 31, 2008)
	Total		2009		2010-2011		2012-2013		2014 and beyond
	(in millions of pesos)
Contractual obligations:
Total debt(1)	P.	107,055	P.	22,883	P.	35,544	P.	20,227	P.	28,401
Purchase obligations		4,520		2,774		1,746		—		—

Total	P.	111,575	P.	25,657	P.	37,290	P.	20,227	P.	28,401

(1)	Excludes interest payments, fees and the effect of derivative instruments.

At December 31, 2008, we had total indebtedness of P.107,055 million (approximately U.S.$7,908 million) compared to total indebtedness of P.91,462 million (approximately U.S.$8,417 million) at December 31, 2007. In 2008, we incurred additional U.S. dollar and peso-denominated debt and reduced our U.S. dollar-denominated debt when we repaid U.S.$1,000 million in senior notes at maturity in November 2008. We have P.22,883 million (U.S.$1,690 million) in debt that will come due in 2009 and plan to refinance part of this amount with new debt.

The major categories of indebtedness are as follows:

•

U.S. dollar-denominated bank loans. These include two syndicated loan facilities, loans with support from export credit agencies and other loans. Most of our bank facilities bear interest at specified spreads over LIBOR. The weighted average interest rate at December 31, 2008 was approximately 1.8%. We had U.S.$4,286 million (P.58,028 million) in bank loans outstanding at December 31, 2008. The largest component is the U.S.$3,000 million facility that we obtained in August 2006. This loan has three tranches: U.S.$1,300 million maturing in October 2009, U.S.$1,000 million maturing in 2011, and U.S.$700 million maturing in 2013. In addition, in June 2006, we obtained a U.S.$500 million syndicated loan facility divided into two equal tranches maturing in 2010 and 2012.

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

•

Senior notes issued outside Mexico. We had U.S.$1,748 million (P.23,670 million) and P.4,500 million aggregate principal amounts of senior notes outstanding at December 31, 2008. We have three outstanding series of senior notes issued outside of Mexico:

Maturity	Issuance	Interest	Outstanding Amount (millions)
January 2010	January/February 2005	4.75%	U.S.$	950
January 2015	January/February 2005	5.50%	U.S.$	798
January 2016	January 2006	8.75%	P.	4,500

•

Peso-denominated senior notes issued in Mexico. We have issued peso-denominated senior notes (certificados bursátiles) from time to time in the Mexican market. Some of these notes bear interest at fixed rates and some bear interest at specified spreads below the Mexican interbank equilibrium interest rate (Tasa de Interés Interbancaria de Equilibrio). At December 31, 2008, we had P.14,800 million of such notes outstanding, maturing from 2009 to 2037, and the weighted average interest rate was 8.8%.

We also have smaller amounts of other categories of outstanding indebtedness, including peso-denominated loans from Mexican banks and supplier credits for equipment financing. We rely primarily on borrowings in the Mexican and international capital markets and from Mexican and international banks, although if market conditions change, we may seek funding from export credit agencies or other sources. A number of our financing instruments are subject to either acceleration or repurchase at the holder’s option if there is a change of control, as defined in the respective instruments. The definitions of change of control vary, but none of them is met so long as Carso Global Telecom or its present controlling shareholders continue to control a majority of our voting stock.

At December 31, 2008, 76.3% of our total consolidated indebtedness was denominated in U.S. dollars, 20.6% was denominated in Mexican pesos and the remainder was denominated in other currencies. Our currency hedging practices are described below.

At December 31, 2008, 63.5% of our debt obligations bore interest at floating rates. The weighted average cost of all borrowed funds at December 31, 2008 (including interest and reimbursement of certain lenders for Mexican taxes withheld, but excluding fees and the effect of interest-rate swaps) was approximately 4.1% (compared to approximately 5.8% at December 31, 2007). The inclusion of fees and the effect of interest-rate swaps in the calculation of weighted average cost of all borrowed funds at December 31, 2008 would increase such cost by 2.1% to approximately 6.2% (compared to approximately 6.9% at December 31, 2007). Such cost does not include the effect of exchange rate variations. We have not pledged any assets as security for our debt.

Derivatives

A substantial part of our indebtedness is denominated in U.S. dollars (76.3% as of December 31, 2008), and we have relatively limited assets and revenues denominated in U.S. dollars. As of December 31, 2008, our U.S. dollar-denominated indebtedness amounted to P.81,698 million. In addition, a substantial part of our indebtedness bears interest at variable rates (63.5% as of December 31, 2008). As a result, we are exposed to risks from changing currency exchange rates and interest rates.

To offset these risks, we enter into derivative financial instruments with large financial institutions to minimize the impact of fluctuations in exchange rates and variable interest rates on our indebtedness. We have not entered into derivative financial instruments for any other purposes, although we may do so in the future. The types of derivative instruments we have typically entered into in recent periods include cross-currency swaps (in which we generally pay peso amounts based on peso interest rates and receive U.S. dollar amounts based on dollar interest rates), interest-rate swaps (in which we generally pay amounts based on fixed interest rates and receive amounts based on variable interest rates) and forward exchange contracts (in which we generally agree to use pesos to purchase U.S. dollars at a future date).

Our use of derivatives varies from time to time, depending on our judgment about our level of exposure to exchange rate and interest rate risk, and the costs of derivative instruments. The aggregate notional amount of our interest-rate swaps may be greater or less than the principal amount of our debt, and we may discontinue hedging at any time. We review and change our derivatives positions regularly, and our derivatives policies change from time to time. Under Mexican FRS, we account for the derivative instruments on a fair value basis. See Note 8 to our audited consolidated financial statements.

We have engaged in extensive derivatives transactions to reduce our exposure to changes in exchange rates. In the past, we entered into short-term forward exchange contracts, and all of our forward contracts in an amount totaling P.34,332 million matured during 2008. As of December 31, 2008, our cross-currency swaps covered U.S.-dollar liabilities of U.S.$5,451 million, although the amount of our derivatives position varies substantially from time to time. In 2008, we recognized a net charge of P.1,690 million and a net credit of P.16,282 million in connection with these exchange-rate swaps, which was included in financing cost, net.

We have also engaged in extensive derivatives transactions to reduce our exposure to changes in interest rates. Specifically, we have entered into interest-rate swaps in which we pay interest at a fixed rate and receive interest at a variable rate, on a notional amount in Mexican pesos or U.S. dollars. From time to time, we have also entered into interest-rate swaps in which we pay variable rates and receive fixed rates, as part of the management of our overall position. The general effect of these swaps is to replace an obligation to pay variable-rate interest on our debt with an obligation to pay fixed-rate interest. As of December 31, 2008, the aggregate notional amount of our peso-denominated variable rate to fixed rate interest-rate swaps was P.23,752 million. As of December 31, 2008, the aggregate notional amount of our U.S.-dollar-denominated fixed rate to variable rate interest-rate swaps was P.1,354 million. In 2008, we recognized a net expense of P.2,283 million in connection with these swaps, which was included in financing cost, net.

The aggregate effect of our derivative instruments was a gain of P.12,309 million during 2008, reflected in our financing cost, net. The fair value of our derivative instruments was P.20,419 million as of December 31, 2008.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements of the type that we are required to disclose under Item 5E of Form 20-F.

U.S. GAAP Reconciliation

Under Mexican FRS, the Escisión was deemed effective as of December 26, 2007. Under U.S. GAAP, however, the Escisión was deemed effective as of June 10, 2008, the date on which the Telmex Internacional share certificates were delivered to our shareholders, and therefore the businesses transferred to Telmex Internacional pursuant to the Escisión were included in our consolidated balance sheet as of December 31, 2007 and in our consolidated income statement for part of 2008.

Net income under U.S. GAAP was P.22,008 million in 2008, P.35,375 million in 2007 and P.28,638 million in 2006. Compared to Mexican FRS, net income under U.S. GAAP was 9.1% higher in 2008, 1.9% lower in 2007 and 5.5% lower in 2006.

There are certain differences between Mexican FRS and U.S. GAAP that affect our net income and stockholders’ equity. The most significant effects concern the treatment of the Escisión described above and elements of inflation accounting that are determined differently under U.S. GAAP than under Mexican FRS. See —Effect of Inflation Accounting—Effects of inflation accounting on U.S. GAAP reconciliation for periods prior to 2008 above.

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

Estimated Useful Lives of Plant, Property and Equipment

We estimate the useful lives of particular classes of plant, property and equipment in order to determine the amount of depreciation expense to be recorded in each period. Depreciation expense is a significant element of our costs, amounting in 2008 to P.17,815 million, or 21.1% of our operating costs and expenses, under Mexican FRS, and P.18,895 million, or 22.0% of our operating costs and expenses, under U.S. GAAP. See Notes 5 and 18 to our audited consolidated financial statements.

The estimates were based on historical experience with similar assets, anticipated technological changes and other factors, taking into account the practices of other telecommunications companies. We review estimated useful lives when we consider it necessary to determine whether they should be changed, and at times we have changed them for particular classes of assets. We may shorten the estimated useful life of an asset class in response to technological changes, changes in the market or other developments. This results in increased depreciation expense, and in some cases it can result in our recognizing an impairment charge to reflect a write-down in value. The same kind of developments can also lead us to lengthen the useful life of an asset class, resulting in reduced depreciation expense.

Employee Pensions and Seniority Premiums

We recognize liabilities on our balance sheet and expenses in our income statement to reflect our obligations to pay employees under defined benefit retirement and seniority premium plans. The amounts we recognize are determined on an actuarial basis that involves many estimates and accounts for post-retirement and termination benefits in accordance with Mexican FRS. In 2008, we recognized net period cost relating to these obligations of P.4,652 million under Mexican FRS and P.3,813 million under U.S. GAAP.

We use estimates in four specific areas that have a significant effect on these amounts: (a) the discount rates that we use to calculate the present value of our future obligations, (b) the rate of increase in salaries that we assume we will observe in future years, (c) the rate of return we assume our pension fund will achieve on its investments and (d) the expected rate of inflation. The assumptions we have applied are identified in Note 11 (Mexican FRS) and Note 18 (U.S. GAAP) to our audited consolidated financial statements. These estimates are based on our historical experience, on current conditions in the financial markets and on our judgments about the future development of our salary costs and the financial markets. We review the estimates each year, and if we change them, our reported expense for pension costs may increase or decrease. In 2008, we began using nominal rates instead of real rates in preparing these estimates as a result of the cessation of inflation accounting under Mexican FRS.

Our liability for future pensions and seniority premiums is also affected by our estimate of the number of retired employees, and our pension fund is affected by the estimated rate of return on investments. Actual results may vary from these estimates. In 2008, the actuarial loss of P.29,613 million was due to (i) a decrease of P.22,950 million in value of plan assets invested in equity securities and fixed income instruments, and (ii) an actuarial loss of P.6,663 million attributable to higher than estimated retirement rates among our personnel, adjustments to our mortality table and longer life spans among retired personnel.

As of December 31, 2008, 45.9% of fund assets consisted of peso-denominated fixed-income securities and 54.1% consisted of variable-income securities of Mexican companies. The fund has experienced volatile returns on its investments in equity securities, which resulted in net losses on plan assets in prior years.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts based on our estimates of losses we may experience because our customers or other telecommunications carriers do not pay the amounts they owe us. At December 31, 2008, the amount of the allowance was P.2,385 million. For our customers, we perform a statistical analysis based on our past experience, current delinquencies and economic trends. For carriers, we make individual estimates that may reflect our evaluation of pending disputes over amounts owed. Our allowance mainly consists of accounts that are over 90 days delinquent. Our allowance could prove insufficient if our statistical analysis of our customer receivables is inadequate, or if one or more carriers refuse or are unable to pay us. See Note 4 to our audited consolidated financial statements.

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

Impairment of Long-Lived Assets

We have large amounts of long-lived assets on our balance sheet. Under Mexican FRS and U.S. GAAP, we are required to test long-lived assets for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable for plant, property and equipment and licenses. Impairment testing for goodwill is required to be performed on an annual basis. At December 31, 2008, these include plant, property and equipment (P.112,865 million, net of accumulated depreciation), licenses (P.1,025 million, net of accumulated amortization) and goodwill (P.276 million, including our investment in subsidiaries). To estimate the fair value of long-lived assets, we typically make various assumptions about the future prospects for the business that the asset relates to, consider market factors specific to that business and estimate future cash flows to be generated by that business. Based on these assumptions and estimates, and guidance provided by Mexican FRS and U.S. GAAP relating to the impairment of long-lived assets, we determine whether we need to take an impairment charge to reduce the net carrying value of the asset stated on our balance sheet to reflect its estimated fair value. Assumptions and estimates about future values and remaining useful lives are complex and often subjective. They can be affected by a variety of factors, including external factors such as industry and economic trends, and internal factors such as changes in our business strategy and our internal forecasts.

During 2008 and 2007 we did not recognize any impairment of long-lived assets.

Fair Value of Derivatives

Under Mexican FRS (Bulletin C-10, “Instrumentos Financieros Derivados y Operaciones de Cobertura” (Derivative Financial Instruments and Hedging Activities)) and U.S. GAAP (SFAS 133), we are required to recognize all derivatives as either assets or liabilities on our balance sheet and measure those instruments at fair value. Accounting for derivative transactions allows us to obtain the fair values from the financial institutions with whom we enter into these transactions. We verify these fair values and use them as the basis for recognition of the derivative instruments in our financial statements. The fair value of derivative financial instruments is based on estimated settlement costs or quoted market prices supported by confirmations of these values received from the counterparties to these financial instruments and by determinations of independent third parties applying technical models based on statistical and market data. Changes in the fair value of derivative financial instruments are recorded each year in net income or as a component of cumulative other comprehensive income, based on the type of hedging instrument and the effectiveness of the hedge.

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

Directors are elected by a majority of the holders of the AA Shares and A Shares voting together, provided that any holder or group of holders of 10% of the total AA Shares and A Shares is entitled to name one of such directors and one of such alternate directors, and two directors and two alternate directors are elected by a majority vote of the holders of L Shares. Directors and alternate directors are elected at each annual ordinary general meeting of shareholders and each annual special meeting of holders of L Shares. Pursuant to our bylaws and Mexican law, at least 25% of our directors must qualify as independent, as determined by our shareholders at their annual ordinary general meeting pursuant to the Mexican Securities Market Law (Ley del Mercado de Valores). In order to have a quorum for a meeting of the Board of Directors, a majority of those present must be Mexican nationals.

Each of Carso Global Telecom and AT&T International has agreed to vote for the directors and alternate directors named by the other in accordance with their respective share ownership.

Our bylaws provide that the members of the Board of Directors are appointed for terms of one year and may be reelected. The names and positions of the current 14 members of our Board of Directors elected at the annual ordinary general meeting of our shareholders held on April 28, 2009, their dates of birth and information on their principal business activities outside Telmex are as follows:

Carlos Slim Domit	Born:	1967
Chairman; chairman of the executive committee	First elected:	1995
	Term expires:	2010
	Principal occupation and
	other directorships:	Chairman of the board of directors of Teléfonos de México, S.A.B. de C.V.; Chairman of the board of directors of Grupo Carso, S.A.B. de C.V., Grupo Sanborns, S.A. de C.V. and U.S. Commercial Corp., S.A.B. de C.V.; Vice Chairman of the board of directors of Carso Global Telecom, S.A.B. de C.V.
	Business experience:	Chief Executive Officer of Sanborn Hermanos, S.A.

Jaime Chico Pardo	Born:	1950
Co-Chairman; member of the executive committee	First elected:	1991
	Term expires:	2010
	Principal occupation:	Co-Chairman of the board of directors of Teléfonos de México, S.A.B. de C.V.; Co-Chairman of the board of directors of IDEAL (Impulsora del Desarrollo y el Empleo en América Latina)
	Other principal
	directorships:	Member of the board of directors of América Móvil, S.A.B. de C.V., Carso Global Telecom, S.A.B. de C.V., Grupo Carso, S.A.B. de C.V. and Honeywell International
	Business experience:	Chief Executive Officer of Teléfonos de México, S.A. de C.V.; Chief Executive Officer of Grupo Condumex, S.A. de C.V.; Chairman of Corporación Industrial Llantera (Euzkadi General Tire de México)

Antonio Cosío Ariño	Born:	1935
Director; member of the audit committee; alternate member of the executive committee	First elected:	1991
	Term expires:	2010
	Principal occupation:	Chief Executive Officer of Cía. Industrial de Tepeji del Río, S.A. de C.V. and Tejidos Puente Sierra, S.A de C.V.

	Other directorships:	Chairman of the board of directors of Bodegas de Santo Tomás, S.A. de C.V. and Grupo Hotelero Brisas, S.A. de C.V.; member of the board of directors of Grupo Sanborns, S.A. de C.V., Grupo Carso, S.A.B. de C.V., Grupo Financiero Inbursa, S.A.B. de C.V. and Grupo Financiero Banamex-Accival, S.A. de C.V.

Amparo Espinosa Rugarcía	Born:	1941
Director	First elected:	1991
	Term expires:	2010
	Principal occupation:	Chief Executive Officer of Documentación y Estudios de Mujeres, A.C.
	Business experience:	Newspaper columnist; speaker at various domestic and international events

Élmer Franco Macías	Born:	1940
Director	First elected:	1991
	Term expires:	2010
	Principal occupation:	Chief Executive Officer and member of the board of directors of Infra, S.A. de C.V.
	Other directorships:	Member of the board of directors of Corporativo Infra, S.A. de C.V., Electrodos Infra, S.A. de C.V., Envases de Aceros, S.A. de C.V., Corporacion Infra, S.A. de C.V. and Conglomerado Industrial y Metaloides and Banco Nacional de México, S.A.
	Business experience:	Various positions at Grupo Infra since 1958

José Kuri Harfush	Born:	1949
Director; member of the audit committee	First elected:	1995
	Term expires:	2010
	Principal occupation:	Chief Executive Officer of Productos Dorel, S.A. de C.V. and Janel, S.A. de C.V.
	Other directorships:	Member of the board of directors of Banco Inbursa, Cigarros La Tabacalera Mexicana, Seguros Inbursa, Grupo Financiero Inbursa, S.A.B. de C.V., Grupo Carso, S.A.B. de C.V., Inbursa Sociedad de Inversión de Capitales, Sanborn Hermanos, S.A., Sears Roebuck de México, S.A. de C.V., América Telecom, S.A. de C.V., Carso Global Telecom, S.A.B. de C.V. and Minera Tayahua

Ángel Losada Moreno	Born:	1955
Director	First elected:	1991
	Term expires:	2010

	Principal occupation:	Chairman of the board of directors and Chief Executive Officer of Grupo Gigante, S.A.B. de C.V.
	Other directorships:	Chairman of the board of directors of Office Depot de México, S.A. de C.V.; member of the board of directors of Grupo Financiero Banamex—Accival, S.A. de C.V.
	Business experience:	President of the Advisory Board of the National Association of Autoservice and Department Stores (ANTAD); member of the Board of Directors of Chamber of Commerce of Mexico City, Casa de Bolsa Inverlat, S.A., Seguros de América, S.A. and Food Market Institute.

Juan Antonio Pérez Simón	Born:	1941
Vice Chairman; chairman of the corporate practices committee; member of the executive committee	First elected:	1991
	Term expires:	2010
	Principal occupation and other directorships:	Chairman of the board of directors and member of the executive committee of Sanborn Hermanos, S.A.; member of the board of directors of Grupo Carso, S.A.B. de C.V., Grupo Financiero Inbursa, S.A.B. de C.V., Carso Global Telecom, S.A.B. de C.V., Cigarros La Tabacalera Mexicana, and Sears Roebuck de México, S.A. de C.V.

Marco Antonio Slim Domit	Born:	1968
Director	First elected:	1995
	Term expires:	2010
	Principal occupation:	Chairman of the board of directors and Chief Executive Officer of Grupo Financiero Inbursa, S.A.B. de C.V.
	Other directorships:	Member of the board of directors of Grupo Carso, S.A.B. de C.V., Carso Global Telecom, S.A.B. de C.V. and Grupo Sanborns, S.A. de C.V.
	Business experience:	Various positions in the financial and commercial area at Grupo Financiero Inbursa, S.A.B. de C.V.

Héctor Slim Seade	Born:	1963
Director; alternate member of the executive committee	First elected:	2007
	Term expires:	2010
	Principal occupation:	Chief Executive Officer of Teléfonos de México, S.A.B. de C.V.
	Other directorships:	Member of the board of directors of Grupo Financiero Inbursa, S.A.B. de C.V.

	Business experience:	Director of Operational Support of Teléfonos de México, S.A.B. de C.V.; Chief Executive Officer of Fianzas Guardiana Inbursa; Administrative Officer of Banco Inbursa.

Michael J. Viola	Born:	1954
Director; member of the executive committee	First elected:	2009
	Term expires:	2010
	Principal occupation:	Senior Vice President-Finance of AT&T, Inc.
	Business experience:	Various positions at AT&T, Inc. since 2000

Larry I. Boyle	Born:	1957
Director; alternate member of the executive committee	First elected:	2006
	Term expires:	2010
	Principal occupation:	Chief Financial Officer of AT&T Mexico, Inc.
	Business experience:	Various positions at AT&T, Inc. since 1985

Rafael Moisés Kalach Mizrahi	Born:	1946
Director; chairman of the audit committee	First elected:	1995
	Term expires:	2010
	Principal occupation:	Chairman of the board of directors and Chief Executive Officer of Grupo Kaltex, S.A. de C.V., Chairman of the board of directors of Coltejer, S.A.
	Other directorships:	Member of the board of directors of Grupo Carso, S.A.B. de C.V., Sears Roebuck, S.A. de C.V.
	Business experience:	Member of the board of directors of Banco Nacional de México and Bursamex Casa de Bolsa.

Ricardo Martín Bringas	Born:	1960
Director	First elected:	1998
	Term expires:	2010
	Principal occupation:	Chief Executive Officer of Organización Soriana, S.A.B. de C.V.
	Other directorships:	Member of the board of directors of Banco HSBC México, S.A., Grupo Financiero Banamex—Accival, S.A. de C.V., Grupo Financiero Banorte, S.A.B. de C.V. and ING de México; member of Consejo Mexicano de Hombres de Negocios, A.C.
	Business experience:	Various positions in the management and financial area at various companies, including Organización Soriana, La Ciudad de París and Restaurantes Martin’s.

The alternate directors elected at the annual ordinary general meeting of our shareholders held on April 28, 2009, each of whom serves a one-year term, are as follows:

First Elected Director or Alternate Director
Patrick Slim Domit	1999
José Humberto Gutiérrez-Olvera Zubizarreta	1996
Antonio Cosío Pando	2002
Marcos Franco Hernaiz	2009
Eduardo Tricio Haro	2005
Jaime Alverde Goya	1993
Eduardo Valdés Acra	2000
Jorge A. Chapa Salazar	2002
Jorge C. Esteve Recolons	2004

The Secretary of the Board of Directors is Sergio F. Medina Noriega.

Of our directors and alternate directors, Marcos Franco Hernaiz is the nephew of Élmer Franco Macías; Antonio Cosío Pando is the son of Antonio Cosío Ariño; Carlos Slim Domit, Marco Antonio Slim Domit and Patrick Slim Domit are sons of Carlos Slim Helú; and Héctor Slim Seade is the nephew of Carlos Slim Helú.

Executive Committee

Our bylaws provide that the executive committee may generally exercise the powers of the Board of Directors. The Board of Directors is also required to consult the executive committee before deciding on certain matters set forth in the bylaws, and the executive committee must provide its views within 10 calendar days following a request from the Board of Directors.

The executive committee is elected from among the directors and alternate directors by a majority vote of the AA Shares and A Shares voting together. Under an agreement entered into in December 2000 between Carso Global Telecom and AT&T International, the executive committee consists of four members. The majority of its members must be of Mexican nationality and elected by Mexican shareholders. Carso Global Telecom and AT&T International have agreed to vote for three members named by Carso Global Telecom and one member named by AT&T International. The current members of the executive committee are Carlos Slim Domit, Juan Antonio Pérez Simón and Jaime Chico Pardo, all nominated by Carso Global Telecom and elected by various other Mexican investors, and Michael J. Viola, named upon nomination by AT&T International. The current alternate members of the executive committee are José Humberto Gutiérrez-Olvera Zubizarreta, Héctor Slim Seade and Antonio Cosío Ariño, all nominated by Carso Global Telecom and elected by various other Mexican investors, and Larry I. Boyle, named upon nomination by AT&T International. The current members and alternate members of the executive committee were appointed at the annual ordinary general meeting of shareholders held on April 28, 2009.

Audit Committee

The audit committee consists of Rafael Kalach M. (the audit committee’s chairman, appointed at the annual ordinary general meeting of shareholders held on April 28, 2009), Antonio Cosío Ariño and José Kuri Harfush, all three of whom are directors. Each member of the audit committee qualifies as independent, as determined by our shareholders at their annual ordinary general meeting pursuant to the Mexican Securities Market Law, and also meets the independence requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. See Item 16A. Audit Committee Financial Expert. The audit committee operates under a written charter approved by our Board of Directors.

The mandate of the audit committee is to oversee that proper procedures and controls have been established and ensure that the financial information is useful, proper, reliable and accurately reflects our financial position. The mandate of our audit committee includes the following functions, among others:

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

•	inform the Board of Directors of the activities performed by the audit committee; and

•	perform any other functions pursuant to its mandate or expressly conferred by our shareholders or the Board of Directors.

The audit committee has reviewed this Annual Report, as well as our consolidated financial statements and notes thereto included elsewhere in this Annual Report, and recommended that such financial statements be included herein.

Corporate Practices Committee

The corporate practices committee consists of Juan Antonio Pérez Simón (a director and the corporate practices committee’s chairman, appointed at the annual ordinary general meeting of shareholders held on April 28, 2009), Antonio Cosío Pando and Jaime Alverde Goya (both of whom are alternative directors). The corporate practices committee operates under a written charter approved by our Board of Directors.

The mandate of our corporate practices committee includes the following functions, among others:

•

give an opinion to the Board of Directors with respect to matters assigned to it under the Mexican Securities Market Law, including: (a) the policies and guidelines for the use of our assets, including by related parties; (b) the policies and guidelines applicable to related party transactions; (c) the appointment, election or dismissal and the compensation of the chief executive officer, and the policies relating to the appointment and compensation of senior management; (d) policies for the authorization of loans or guarantees to related parties; and (e) exemptions for directors and members of management to participate in business opportunities that belong to us or to entities over which we have a significant influence;

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

•	perform any other functions pursuant to its mandate or expressly conferred by our shareholders or the Board of Directors.

Executive Officers

The names, responsibilities and prior business experience of our executive officers are as follows:

Héctor Slim Seade	Appointed:	2006
Chief Executive Officer	Business experience:	Director Operational Support of Teléfonos de México, S.A.B. de C.V.; Chief Executive Officer of Fianzas Guardiana Inbursa; Administrative Officer of Banco Inbursa

Adolfo Cerezo Pérez	Appointed:	1991
Chief Financial Officer	Business experience:	Various positions in finance at Teléfonos de México, S.A.B. de C.V., including treasurer

Arturo Elías Ayub	Appointed:	2002
Communication, Institutional Relations and Strategic Alliances	Business experience:	Chief Executive Officer of Sociedad Cadena and various positions at Telmex, including New Services, Regulation and Communication

Javier Mondragón Alarcón	Appointed:	1999
Regulation and Legal Affairs	Business experience:	General Counsel at Grupo Televisa S.A. de C.V.; executive vice president at Grupo Televicentro

Sergio Medina Noriega	Appointed:	1995
Legal	Business experience:	Various legal positions at Bancomer S.A. (now BBVA Bancomer); legal director of Empresas Frisco

Héctor Slim Seade is the nephew of Carlos Slim Helú, and Arturo Elías Ayub is the son-in-law of Carlos Slim Helú.

Compensation of Directors and Officers

For the year ended December 31, 2008, the aggregate compensation of all of our directors and executive officers paid for services in all capacities was approximately P.46.3 million, which included bonus payments totaling P.5.7 million. Annual bonus payments are approved by our corporate practices committee on the basis of various factors, including achievement of performance targets and seniority. Each director received an average fee of P.54.5 thousand for each meeting of the Board of Directors attended in 2008. Members of committees of the Board of Directors received an average fee of P.18.0 thousand for each committee meeting attended in 2008. None of our directors is a party to any contract with us or any of our subsidiaries that provides for benefits upon termination of employment. We do not provide pension, retirement or similar benefits to our directors in their capacity as directors. Our executive officers are eligible for benefits on the same terms as all other Telmex employees, and we do not separately set aside, accrue or determine the amount of our costs that is attributable to executive officers.

Share ownership of Carlos Slim Helú and certain members of his immediate family is set forth in Item 7. Major Shareholders and Related Party Transactions—Major Shareholders. Excluding the individuals discussed therein, our directors, alternate directors and executive officers as a group beneficially own less than 1% of any class of our capital stock.

Employees

We are one of the largest non-governmental employers in Mexico. The following table sets forth the number of employees and a breakdown of employees by main category of activity as of the end of each year in the three-year period ended December 31, 2008:

	December 31,
	2008	2007	2006
End-of-period number of employees	54,317	56,796	57,941
Employees by category of activity:
Local	35,505	37,683	37,660
Long-distance	4,401	5,016	6,630
Other	14,011	14,097	13,651

At December 31, 2008, the Telephone Workers’ Union of Mexico (known by its Spanish acronym, STRM) represented approximately 74.7% of our employees, and members of other unions represented approximately 7.6% of our employees. All management positions are held by non-union employees. Salaries and certain benefits for unionized personnel are renegotiated every year and the collective bargaining agreements with our unionized employees are renegotiated every two years. We have good relations with the STRM.

Item 7.	Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The AA Shares represented 44.0% of the total capital stock and 95.3% of the full voting shares (AA shares and A Shares) as of May 13, 2009. The AA Shares are owned by (1) Carso Global Telecom, (2) AT&T International and (3) various other Mexican investors. Carso Global Telecom holds interests in telecommunications and was created in an Escisión of Grupo Carso in 1996. Carso Global Telecom may be deemed to control us. According to reports of beneficial ownership of our shares filed with the SEC, Carso Global Telecom is controlled by Mr. Carlos Slim Helú and members of his immediate family.

Carso Global Telecom and AT&T International are parties to an agreement entered into in December 2000 providing for certain matters relating to their ownership of AA Shares. Among other things, the agreement subjects certain transfers of AA Shares by either party to a right of first offer in favor of the other party, although the right of first offer does not apply to the conversion of AA Shares to L Shares, as permitted by our bylaws, or the subsequent transfer of L Shares. The agreement also provides for the composition of the Board of Directors and the executive committee (see Item 6. Directors, Senior Management and Employees—Directors and Item 6. Directors, Senior Management and Employees—Executive Committee) and for each party to enter into a Management Services Agreement with us (see —Related Party Transactions below).

The following table identifies owners of five percent or more of any class of our shares as of May 13, 2009, unless otherwise indicated. Except as described below, we are not aware of any holder of five percent or more of any class of our shares. Holders of five percent or more of any class of our shares have the same voting rights with respect to their shares as do holders of less than five percent of the same class.

	AA Shares(1)		A Shares(2)		L Shares(3)(4)		Percent of voting shares(5)
	Shares (millions)	Percent of class	Shares (millions)	Percent of class	Shares (millions)	Percent of class
Carso Global Telecom(6)	6,000.0	73.9%	92.0	22.8%	4,658.0	46.9%	71.5%
AT&T International(6)	1,799.5	22.2%	—	—	—	—	21.1%
Capital Research Global Investment(7)					586.2	5.9%

(1)	As of May 13, 2009, there were 8,115 million AA Shares outstanding, representing 95.3% of the total full voting shares (AA Shares and A Shares).
(2)	As of May 13, 2009, there were 402 million A Shares outstanding, representing 4.7% of the total full voting shares (AA Shares and A Shares).
(3)	As of May 13, 2009, there were 9,933 million L Shares outstanding.
(4)	Based on reports of beneficial ownership filed with the SEC, (i) .Franklin Resources, Inc. beneficially owned less than 5% of our L Shares as of March 31, 2009 and March 31, 2008, compared to 5.5% as of April 10, 2007, and (ii) Brandes Fund, beneficially owned less than 5% of our L Shares as of March 31, 2009, compared to 7.6% as of June 11, 2008.
(5)	AA Shares and A Shares.
(6)	Holders of AA Shares and A Shares are entitled to convert a portion of these Shares to L Shares, subject to the restrictions set forth in our bylaws. In accordance with Mexican law and our bylaws, AT&T holds its AA Shares through a Mexican trust, pursuant to the terms of which the trustee votes AT&T’s AA Shares in the same way as Carso Global Telecom does, other than with respect to the election of the members of our Board of Directors and the Executive Committee. See Item 10. Additional Information—Bylaws and Mexican Law.
(7)	As of March 31, 2009. Derived from reports of beneficial ownership of our shares filed with the SEC. For comparability purposes, percent of class is calculated based on the number of L Shares outstanding on May 13, 2009.

The following table sets forth the share ownership, as of May 13, 2009, of our officers and directors who own more than one percent of any class of our capital stock. Carlos Slim Domit, Marco Antonio Slim Domit and Patrick Slim Domit, together with certain other members of Carlos Slim Helú’s immediate family, may be deemed to share beneficial ownership of 6,000 million AA Shares, 92.6 million A Shares and 4,845.9 million L Shares held by Carso Global Telecom and other companies that are under common control with us.

	AA Shares(1)		A Shares(1)		L Shares(1)		Percent of voting shares(2)
	Shares (millions)	Percent of class	Shares (millions)	Percent of class	Shares (millions)	Percent of class
Carlos Slim Domit(3)	6,000.0	73.9%	92.6	23.0%	4,855.4	48.9%	71.5%
Marco Antonio Slim Domit(4)	6,000.0	73.9	92.6	23.0	4,855.4	48.9	71.5
Patrick Slim Domit(5)	6,000.0	73.9	92.6	23.0	4,856.5	48.9	71.5
Antonio Cosío Ariño(6)	130.4	1.6	—	—	—	—	1.5
Antonio Cosío Pando(6)	130.4	1.6	—	—	—	—	1.5

(1)	Holders of AA Shares and A Shares are entitled to convert a portion of these Shares to L Shares, subject to the restrictions set forth in our bylaws. See Item 10. Additional Information—Bylaws and Mexican Law. Based on reports of beneficial ownership filed with the SEC, as of May 12, 2009, 4,421,688,690 AA Shares and all A Shares of which Carlos Slim Domit, Marco Antonio Slim Domit, Patrick Slim Domit and certain other members of Carlos Slim Helú’s immediate family may be deemed to share beneficial ownership could be converted to L Shares.
(2)	AA Shares and A Shares.
(3)	Includes 9,516,264 L Shares owned directly by Carlos Slim Domit.
(4)	Includes 9,516,264 L Shares owned directly by Marco Antonio Slim Domit.
(5)	Includes 10,548,538 L Shares owned directly by Patrick Slim Domit.
(6)	Owned jointly by Antonio Cosío Ariño and Antonio Cosío Pando.

At December 31, 2008, 54.1% of our outstanding L Shares were represented by L Share ADSs, each representing the right to receive 20 L Shares, and 99.1% of the holders of L Share ADSs (11,140 holders, including The Depository Trust Company, or DTC) had registered addresses in the United States. In November 2000, we established a sponsored ADS program for the A Share ADSs. 25.4% of our outstanding A Shares were held in the form of A Share ADSs at December 31, 2008, each representing the right to receive 20 A Shares, and 99.6% of the holders of A Share ADSs (4,062 holders, including The Depository Trust Company) had registered addresses in the United States.

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

We purchase our shares on the Mexican Stock Exchange from time to time up to a specified maximum aggregate value authorized by the holders of AA Shares and A Shares and our Board of Directors. In 2008, we purchased 796.7 million L Shares and 8.6 million A Shares, representing 4.2% of the shares outstanding at the beginning of 2008, with an aggregate value of P.12,872 million.

Since January 1, 1997, Carso Global Telecom has purchased A Shares and L Shares on the open market from time to time. In percentage terms, the ownership position of Carso Global Telecom has also increased as a result of our repurchase of our own shares. Carso Global Telecom’s percentage ownership of A Shares was 22.6% on December 31, 2008, 21.4% on December 31, 2007 and 20.6% on December 31, 2006. Carso Global Telecom’s percentage ownership of L Shares was 46.4% on December 31, 2008, 42.9% on December 31, 2007 and 39.1% on December 31, 2006.

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

Our transactions with affiliates include making interconnection payments to América Móvil and to Telmex Internacional, purchasing network construction services and materials from a subsidiary of Grupo Carso and using insurance and bank services from Grupo Financiero Inbursa. In addition, we rent private circuits and provide long-distance services to América Móvil, purchase network construction materials from Grupo Carso and provide certain services to Grupo Carso and Grupo Financiero Inbursa. Grupo Carso and Grupo Financiero Inbursa are under common control with Carso Global Telecom, and several of their directors are also members of our Board of Directors. See Item 6. Directors, Senior Management and Employees—Directors.

The aggregate amount of our purchases from affiliates was P.17,993 million in 2008, P.22,624 million in 2007 and P.20,479 million in 2006. The aggregate amount of our sales to these affiliates was P.10,732 million in 2008, P.9,306 million in 2007 and P.8,340 million in 2006. We believe that these transactions are at market prices. See Note 14 to our audited consolidated financial statements.

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

We also pay fees to Carso Global Telecom and AT&T International for consulting and management services, pursuant to agreements with each party negotiated on behalf of us by a special committee of directors unaffiliated with any of the parties. We paid both companies an aggregate amount of U.S. $45.0 million in 2008, U.S.$47.5 million in 2007 and U.S.$39.0 million in 2006. In 2008, Telmex Internacional reimbursed us U.S.$22.5 million of the U.S.$45.0 million we paid to Carso Global Telecom. The current agreement with Carso Global Telecom was renewed for 2009 on substantially similar terms to the prior agreement. In February 2009, we paid Carso Global Telecom U.S.$22.5 million for consulting and management services in 2009.

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

Ongoing Transactions with Telmex Internacional

We have a variety of contractual relationships with Telmex Internacional. The terms of our arrangements with Telmex Internacional are generally similar to those on which each company does business with other, unaffiliated parties. These ongoing relationships include the following:

•	We complete international traffic from Telmex Internacional in Mexico.

•	Telmex Internacional completes international traffic from us in Brazil, Colombia, Argentina, Chile, Peru and Ecuador.

•	Telmex Internacional prints our white pages telephone directories.

•	We provide Telmex Internacional access to our customer database for use in its yellow pages directory business in Mexico and handle the billing and collection of payments from advertisers.

•

We provide a variety of administrative services to Telmex Internacional, including certain data processing and corporate support and administrative services, generally at cost plus a specified percentage.

Transactions Relating to the Escisión

The creation of Telmex Internacional and the transfer of assets and liabilities from Telmex to Telmex Internacional was effected pursuant to the Escisión in December 2007. We have not made any representations regarding the value of any of the assets we transferred to Telmex Internacional in the Escisión. Telmex Internacional has agreed to indemnify us against any liability, expense, cost or contribution asserted against us that arises out of the assets owned directly or indirectly by Controladora de Servicios de Telecomunicaciones, S.A. de C.V., or Consertel, the subsidiary whose shares were transferred to Telmex Internacional in the Escisión. For more information on the Escisión, see Item 4. Information on the Company—History.

In connection with the Escisión, we entered into a master transition agreement with Telmex Internacional, or the Master Transition Agreement. Among other things, this agreement provides in general terms as follows:

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

•	Each party agrees that it will not take any action that could reasonably be expected to prevent the Escisión from qualifying as
•	tax-free under Mexican or U.S. federal tax laws.

•	Each party releases the other from certain claims arising prior to the Escisión. We made no representations concerning the assets transferred directly or indirectly in the Escisión.

Transactions between Telmex and América Móvil

América Móvil has a variety of contractual relationships with us and with our subsidiaries. Because both we and América Móvil, the wireless operator that was established in an escisión we completed in 2000, provide telecommunications services in the same geographical markets, we have extensive operational relationships. These include interconnection between our respective networks; use by América Móvil of our private circuits; our provision of long-distance service to América Móvil’s customers; use of facilities, particularly for the co-location of equipment on premises we own; and use by each of the services provided by the other. These operational relationships are subject to a variety of agreements, which for the most part were in place prior to the Escisión and were not significantly modified as a result of the Escisión. Many of them are also subject to specific regulations governing all telecommunications operators. Interconnection fees represent the largest component of amounts paid under these agreements. In addition, we distribute América Móvil’s handsets and prepaid cards in our stores. The terms of the arrangements with América Móvil are generally similar to those on which each company does business with other, unaffiliated parties.

International Long-distance Settlement with AT&T International

We have agreements with AT&T International, one of our principal shareholders that provide for AT&T International completing our international calls to the United States and for our completing AT&T International’s calls from the United States. The rates of payment under these agreements are consistent with the rates agreed with other international carriers.

Item 8.	Financial Information

CONSOLIDATED FINANCIAL STATEMENTS

See Item 18. Financial Statements and our consolidated financial statements beginning on page F-1.

LEGAL PROCEEDINGS

We are involved in legal proceedings in the ordinary course of our business, none of which is material. In addition, we are in the process of appealing various proceedings brought by our competitors alleging monopolistic practices by us before competition authorities in Mexico.

In response to allegations made by a mobile phone service provider in 1995, the Competition Commission ruled that we engaged in monopolistic practices and undue concentration. We sought review from the Competition Commission, which confirmed the ruling and then appealed the ruling in the

Mexican courts. After loosing this appeal, we sought injunctive relief (amparo) and the Competition Commission ruling was declared null and void. The Competition Commission has since appealed this ruling and the proceeding is pending.

The Competition Commission is conducting industry-wide investigations into monopolistic practices and market power in the telecommunications market. See Item 4. Information on the Company—Regulation—Regulatory Initiatives Relating to Competition and Note 18 to our audited consolidated financial statements.

Cofetel has issued resolutions to reduce the number of local service areas. We have filed objections to Cofetel’s resolutions and, until now, they have not been implemented. See Item 4. Information on the Company—Regulation—Consolidation of Local Service Areas.

The Mexican Social Security Institute (Instituto Mexicano del Seguro Social) conducted an audit of our social security obligations for the period from 1997 through 2001. Following the audit, we were ordered to pay a total of approximately P.330 million consisting of past due obligations, penalties and accrued interest as of July 2, 2003. We have appealed these rulings to the Federal Administration and Taxation Court (Tribunal Federal de Justicia Fiscal y Administrativa) and, in accordance with Mexican law, have posted a bond guaranteeing the amount alleged to be owed. Although we believe that the basis for our appeal is well founded, there can be no assurance that we will prevail.

DIVIDENDS

We have paid cash dividends on our shares each year since 1958. The table below sets forth the nominal amount of dividends paid per share in each year indicated, in pesos and translated into U.S. dollars at the exchange rate on each of the respective payment dates. The figures below have been adjusted to give effect to the two-for-one stock split that occurred in May 2005.

Year ended December 31,	Pesos per Share		Dollars per Share
2008	P.	0.4125	U.S.$	0.0370
2007		0.4400		0.0402
2006		0.4025		0.0365
2005		0.3700		0.0340
2004		0.3325		0.0294

Since 1998, we have paid dividends quarterly. The dividends from earnings in a given year are determined at the annual meeting of shareholders in April of the following year, and paid in June, September and December of such following year and in March of the year after that. In April 2007, we declared a dividend of P.0.45 per share, which we paid in equal installments of P.0.1125 per share in June 2007, September 2007, December 2007 and March 2008. In April 2008, we declared a dividend of P.0.40 per share, which we paid in equal installments of P.0.10 per share in June 2008, September 2008, December 2008 and March 2009. In April 2009, we declared a dividend of P.0.46 per share, which will be payable in equal installments of P.0.1150 per share in June 2009, September 2009, December 2009 and March 2010.

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

TRADING MARKET

The L Share ADSs, each representing 20 L Shares of Telmex, are issued by JPMorgan Chase Bank, N.A., or the Depositary, as depositary for the L Share ADSs. The L Share ADSs are traded on the New York Stock Exchange and the L Shares are traded on the Mexican Stock Exchange and listed on the Mercado de Valores Latinoamericano (Latibex) in Madrid, Spain.

The A Share ADSs, each representing 20 A Shares of Telmex, are issued by the Depositary, as depositary for the A Share ADSs. The A Shares are traded on the Mexican Stock Exchange, and the A Share ADSs are traded on the NASDAQ Capital Market.

The following table sets forth, for the periods indicated, the reported high and low sales prices for the L Shares on the Mexican Stock Exchange and the reported high and low sales prices for the L Share ADSs on the New York Stock Exchange. Prices have not been restated in constant currency units, but have been adjusted to give effect to the two-for-one stock split that occurred in May 2005. Following the Escisión and until June 10, 2008, the L Shares and L Share ADSs of Telmex and Telmex Internacional traded together. On May 27, 2009, the closing price of the L Shares on the Mexican Stock Exchange was P.11.01 and the closing price of the L Share ADSs on the New York Stock Exchange was U.S.$16.64.

	Mexican Stock Exchange				New York Stock Exchange
	(pesos per L Share)				(U.S. dollars per L Share ADS)
	High		Low		High		Low
Annual highs and lows
2008	P.	22.19	P.	10.47	U.S.$	42.94	U.S.$	15.08
2007		23.29		14.32		43.26		25.89
2006		15.97		10.01		29.35		17.61
2005		13.27		8.92		24.79		16.49
2004		10.81		8.66		19.27		15.06

Quarterly highs and lows
2009:
First quarter	P.	14.47	P.	9.50	U.S.$	21.24	U.S.$	12.54
2008:
First quarter		20.43		16.96		39.39		30.88
Second quarter		22.19		11.70		42.94		22.01
Third quarter		14.63		11.30		27.18		22.30
Fourth quarter		15.50		10.47		26.14		15.08
2007:
First quarter		18.63		14.32		33.83		25.89
Second quarter		23.29		18.45		43.26		33.37
Third quarter		22.32		17.07		41.37		30.10
Fourth quarter		21.35		17.16		39.43		32.48

Monthly highs and lows
2008
November	P.	12.49	P.	10.50	U.S.$	19.41	U.S.$	15.08
December		14.98		11.10		22.84		16.14
2009
January		14.47		11.90		21.24		16.17
February		13.20		10.00		17.85		13.73
March		11.19		9.50		15.21		12.54
April		11.54		10.54		17.29		14.85

The table below sets forth, for the periods indicated, the reported high and low sales prices for the A Shares on the Mexican Stock Exchange and the high and low bid prices for A Share ADSs published by NASDAQ. Bid prices published by NASDAQ for the A Share ADSs are inter-dealer quotations and may not reflect actual transactions. Prices have not been restated in constant currency units, but have been adjusted to give effect to the two-for-one stock split that occurred in May 2005. Following the Escisión and until June 10, 2008, the A Shares and A Share ADSs of Telmex and Telmex Internacional traded together. On May 27, 2009, the closing price of the A Shares on the Mexican Stock Exchange was P.11.00, and the closing price of the A Share ADSs on NASDAQ was U.S.$16.53.

	Mexican Stock Exchange				NASDAQ
	(pesos per A Share)				(U.S. dollars per A Share ADS)
	High		Low		High		Low
Annual highs and lows
2008	P.	22.15	P.	10.50	U.S.$	42.99	U.S.$	11.95
2007		22.65		14.30		43.14		25.71
2006		15.79		10.30		29.07		17.04
2005		13.25		8.97		24.50		16.40
2004		10.80		8.62		19.25		15.01

Quarterly highs and lows
2009:
First quarter	P.	14.20	P.	9.64	U.S.$	20.62	U.S.$	12.20
2008:
First quarter		20.20		17.60		38.06		30.01
Second quarter		22.15		11.90		42.99		22.50
Third quarter		14.00		11.90		27.46		11.95
Fourth quarter		14.40		10.50		25.80		14.61
2007:
First quarter		18.40		14.30		33.81		25.71
Second quarter		22.65		18.60		43.14		33.08
Third quarter		22.10		17.50		41.25		30.06
Fourth quarter		21.21		17.30		39.20		31.04

Monthly highs and lows
2008
November	P.	12.00	P.	10.50	U.S.$	19.09	U.S.$	15.00
December		14.40		11.35		22.50		16.12
2009:
January		14.20		12.10		20.62		16.11
February		12.40		10.60		17.56		13.39
March		10.57		9.64		15.15		12.20
April		11.25		10.60		18.18		14.11

TRADING ON THE MEXICAN STOCK EXCHANGE

The Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V.), located in Mexico City, is the only stock exchange in Mexico. Founded in 1894 and in continuous operation since 1907, it is organized as a Mexican corporation operating under a concession granted by the Ministry of Finance and Public Credit (SHCP). Trading on the Mexican Stock Exchange takes place through automated systems. Trades in securities listed on the Mexican Stock Exchange can also be effected off the exchange. The Mexican Stock Exchange operates a system of automatic suspension of trading in shares of a particular issuer as a means of controlling excessive price volatility, but under current regulations this system does not apply to securities such as the A Shares or the L Shares that are directly or indirectly (for example, through ADSs) quoted on a stock exchange (including for these purposes NASDAQ) outside Mexico.

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

BYLAWS AND MEXICAN LAW

Set forth below is a brief summary of certain significant provisions of our bylaws. This description does not purport to be complete and is qualified by reference to our bylaws, which are filed as an exhibit to this Annual Report. For a description of the provisions of our bylaws relating to our Board of Directors and its committees, see Item 6. Directors, Senior Management and Employees.

Organization and Register

Telmex is a sociedad anónima bursátil de capital variable organized in Mexico under the Mexican Companies Law (Ley General de Sociedades Mercantiles) and the Mexican Securities Market Law. It is registered with the Public Registry of Commerce of Mexico City under the number 5229.

Purpose

Our main corporate purpose is to construct, install, maintain and operate a public telephony and telecommunications network to transmit voice, sound, data, text and images through local and domestic and international long-distance telecommunications services.

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

Each AA Share or A Share may be exchanged at the option of the holder for one L Share, provided that the AA Shares may never represent less than 20% of our outstanding capital stock or less than 51% of our combined AA Shares and A Shares. As of December 31, 2008, the AA Shares represented 43.7% of our outstanding capital stock and 95.2% of our combined AA Shares and A Shares.

Each L Share is exchangeable at the option of the holder for one AA Share by delivering the L Share certificate to our treasury for cancellation and receiving the corresponding AA Share certificate. The right to exchange is subject to limitations on non-Mexican ownership of AA Shares and to the requirement that the AA Shares and A Shares together may never represent more than 51% of our outstanding capital stock. As of December 31, 2008, the AA Shares and A Shares together represented 45.9% of our outstanding capital stock.

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

Under the Mexican Securities Market Law, however, if Telmex were to increase its capital stock to effect a public offering of newly issued shares or were to resell any repurchased shares, no preemptive rights would be available to the holders of outstanding shares as a result of the issuance or resale. As of December 31, 2008, Telmex had 13,637 million repurchased L Shares and 40 million repurchased A Shares in its treasury.

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

Purchase of our own shares. We may repurchase our shares on the Mexican Stock Exchange at any time at the then prevailing market price. Any such repurchase must be made in compliance with the policies established by the Board of Directors. The shareholders’ meeting approves the maximum amount of funds that may be used during the year for the repurchase of shares. The ordinary shareholders’ meeting held on March 3, 2009 approved up to an additional P.10.0 billion to be used for share repurchases. Such funds may be used for the repurchase of shares through the Mexican Stock Exchange. The economic and voting rights corresponding to repurchased shares may not be exercised during the period in which we own such shares, and such shares are not deemed to be outstanding for purposes of calculating any quorum or vote at any shareholders’ meeting during such period.

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

Tax Treaties

The Mexican Income Tax Law has established procedural requirements for a nonresident holder disposing of shares to be entitled to benefits under any of the tax treaties to which Mexico is a party. These procedural requirements include the obligation to (i) prove tax treaty residence, (ii) appoint a representative in Mexico for taxation purposes and (iii) present tax calculations prepared by authorized certified public accountants. These requirements are also applicable to provisions of the Tax Treaty that may affect the taxation of certain U.S. holders (as defined in —U.S. Federal Income Tax Considerations below).

Payment of Dividends

Dividends, either in cash or in kind, paid with respect to our shares or ADSs will not be subject to Mexican withholding tax.

Taxation of Dispositions

Gains on the sale of shares or ADSs by a non-Mexican holder will generally not be subject to Mexican income tax, provided that the transaction is carried out through (a) the Mexican Stock Exchange, (b) other securities exchanges or markets approved by the Mexican Ministry of Finance or (c) other securities exchanges or markets with ample securities trading that are located in countries with which Mexico has entered into an income tax treaty, such as the New York Stock Exchange, NASDAQ and the Mercado de Valores Latinoamericanos en Euros (Latibex).

The tax exemption described in the previous paragraph will not be applicable to pre-negotiated trades executed through the facilities of a Mexican securities exchange. The exemption also will not be applicable in the case of a person or group of persons that, directly or indirectly, holds 10% or more of the shares representing our capital stock, or that holds a controlling interest in us, if in a period of 24 months, a sale of 10% or more of our fully paid shares, or of a controlling interest in us, is carried out through one or several simultaneous or successive transactions, including those carried out through derivative instruments or other similar transactions.

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

Taxation of Distributions

In this discussion, we use the term “dividends” to mean distributions paid out of our current or accumulated earnings and profits with respect to our shares or ADSs. In general, the gross amount of any dividends will be subject to U.S. federal income taxation. Dividends will be paid in pesos and will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day that they are received by the U.S. holder in the case of shares or by the depositary in the case of ADSs. U.S. holders should consult their own tax advisers regarding the treatment of foreign currency gain or loss, if any, on any pesos received by a U.S. holder or depositary that are converted into U.S. dollars on a date subsequent to receipt. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011 with respect to the ADSs, L Shares and A Shares will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs, L Shares and A Shares will be treated as qualified dividends if (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service has approved for the purposes of the qualified dividend rules and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company, or PFIC. The Tax Treaty has been approved for the purposes of the qualified dividend rules. In addition, based on our audited consolidated financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2007 or 2008 taxable years. In addition, based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2009 taxable year.

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

•

provides an accurate taxpayer identification number on a properly completed Internal Revenue Service Form W-9 and certifies that it is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules.

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

EXCHANGE RATE AND INTEREST RATE RISKS

We are exposed to exchange rate risk and interest rate risk related to our indebtedness. Exchange rate risk exists principally with respect to our indebtedness denominated in currencies other than Mexican pesos. As of December 31, 2008, indebtedness denominated in foreign currencies was P.84,955 million, of which P.81,698 million was denominated in U.S. dollars and P.3,257 million was denominated in other currency. Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. We had P.67,947 million of indebtedness bearing interest at floating rates at December 31, 2008.

We use derivative instruments to minimize the impact of fluctuations in exchange rates and floating interest rates on our indebtedness. We regularly assess our exposure and monitor opportunities to manage these risks. See Item 5. Operating and Financial Review and Prospects—Hedging.

SENSITIVITY ANALYSIS DISCLOSURES

Exchange Rates

The potential loss in fair value of financial instruments at December 31, 2008 that would have resulted from a hypothetical, instantaneous and unfavorable 10% change in currency exchange rates, taking into account our hedging transactions, would have been approximately P.880 million. Such a change in currency exchange rates would also have resulted in additional interest expense of approximately P.22 million per year, assuming no change in the principal amount of such indebtedness, reflecting the increased costs in pesos of servicing foreign currency indebtedness. This sensitivity analysis assumes an instantaneous unfavorable 10% change in exchange rates affecting the foreign currencies in which our indebtedness is denominated.

Interest Rates

The potential loss in fair market value of financial instruments at December 31, 2008 that would have resulted from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rate applicable to such financial instruments, taking into account our hedging transactions, would have been approximately P.1,729 million. This effect would be fully attributable to the impact of the interest rate change on fixed-rate financial assets and liabilities. A hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rate applicable to floating-rate financial assets and liabilities held at December 31, 2008, taking into account our hedging transactions, would have resulted in additional interest expense of approximately P.439 million per year, assuming no change in the principal amount of such indebtedness. The above sensitivity analyses are based on the assumption of an unfavorable 100 basis point movement of the interest rates applicable to each homogeneous category of financial assets and liabilities. A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same interest rate movement with each homogeneous category. As a result, interest rate risk sensitivity analysis may overstate the impact of interest rate fluctuations for such financial instruments, as consistently unfavorable.

Item 12.	Description of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Securities Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2008. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework and, with respect to the effectiveness of our information technology, the criteria set forth in the Control Objectives for Information and related Technology (COBIT).

Based on our assessment and those criteria, management believes that the company maintained effective internal control over financial reporting as of December 31, 2008.

Mancera, S.C., a member practice of Ernst & Young Global, the independent registered public accounting firm that has audited our financial statements, has issued an attestation report on our internal control over financial reporting, which appears below.

There has been no change in our internal control over financial reporting during 2008 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

The Board of Directors and Stockholders

Teléfonos de México, S.A.B. de C.V.

We have audited Teléfonos de México, S.A.B. de C.V.’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Teléfonos de México, S.A.B. de C.V.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Teléfonos de México, S.A.B. de C.V. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008 based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated balance sheets of Teléfonos de México, S.A.B. de C.V. as of December 31, 2008 and 2007, the related consolidated statements of income and changes in stockholders’ equity for each of the three years in the period ended December 31, 2008, and the statement of cash flows for the year ended December 31, 2008 and the statements of changes in financial position for each of the two years in the period ended December 31, 2007 of Teléfonos de México, S.A.B. de C.V. and our report dated May 26, 2009, expressed an unqualified opinion thereon.

Mancera, S.C.
A member practice of Ernst & Young Global

/s/ CPC Fernando Espinosa López
C.P.C. Fernando Espinosa López

Mexico City, Mexico

May 26, 2009

Item 16A.	Audit Committee Financial Expert

Our Board of Directors has determined that Rafael Kalach M., the chairman of our audit committee and a member of our Board of Directors, qualifies as an audit committee financial expert. Rafael Kalach M. has a public accountant degree from the Universidad Nacional Autónoma de México. He has been a member of audit, finance and planning, and evaluation and compensation committees of various Mexican companies. Rafael Kalach M. qualifies as independent, as determined by our shareholders at their annual ordinary general meeting pursuant to the Mexican Securities Market Law and as defined under the rules of the New York Stock Exchange and the NASDAQ Stock Market, Inc. that are applicable to foreign private issuers. See Item 6. Directors, Senior Management and Employees—Audit Committee.

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

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, Mancera, S.C., a member practice of Ernst & Young Global, an independent, registered public accounting firm, and by other member practices of Ernst & Young Global during the years ended December 31, 2008 and 2007:

	Year ended December 31,
	2008		2007
	(thousands)		(in thousands of constant pesos of December 31, 2007)
Audit fees	P.	38,444	P.	83,118
Audit-related fees		116		1,672
Tax fees		2,035		7,396
All other fees		—		525

Total fees	P.	40,595	P.	92,711

Audit fees in the above table are the aggregate fees billed in connection with the audit of our annual financial statements, the review of our interim financial statements, statutory and regulatory audits, and fees related to compliance with the Sarbanes-Oxley Act of 2002. The reduction of these fees in 2008 reflects the reduced size of our operations following the Escisión.

Audit-related fees in the above table are fees billed for the review of information provided to Mexican regulatory authorities.

Tax fees in the above table are fees billed for tax compliance services.

In 2007, all other fees in the above table are fees billed primarily related to assistance in connection with information technology services.

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

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table provides information on L Shares purchased by our company and affiliated purchasers in 2008:

Year ended December 31, 2008	Total Number of L Shares Purchased(1)	Weighted Average Price Paid per L Share		Total Number of L Shares Purchased as Part of the Share Repurchase Program(2)	Weighted Average Price Paid per L Share Purchased as Part of the Share Repurchase Program		Approximate Peso Value (in Thousands) of L Shares that May Yet Be Purchased Under the Share Repurchase Program(3)
January 1-31	127,050,000	P.	18.92	118,000,000	P.	19.01	P.	11,543,715

February 1-29	155,400,000		18.43	76,000,000		18.55		10,132,156

March 1-31	89,676,000		18.48	55,500,000		18.65		9,095,534

April 1-30	93,646,000		19.46	70,160,000		19.59		7,712,066

May 1-31	105,993,300		20.15	79,400,000		20.12		6,110,016

June 1-30	62,378,000		14.61	60,995,000		14.47		5,224,548

July 1-31	85,491,000		12.38	85,491,000		12.38		4,165,134

August 1-31	62,056,000		12.92	62,056,000		12.92		3,362,135

September 1-30	49,167,300		13.21	49,167,300		13.21		2,708,083

October 1-31	113,050,900		12.04	73,594,300		12.34		1,784,913

November 1-30	34,361,100		11.38	34,361,100		11.38		1,367,297

December 1-31	31,998,600		12.91	31,998,600		12.91		916,740

Total/Average	1,010,278,200		16.30	796,723,300		16.02

(1)	We do not repurchase our L Shares other than through the share repurchase program. An aggregate of 214 million L Shares were purchased by our affiliated purchasers in 2008. These shares were purchased in open-market transactions.
(2)	We periodically repurchase our L Shares on the open market using funds authorized by our shareholders specifically for the repurchase of L Shares and A Shares by us at our discretion. On March 3, 2009, our shareholders authorized an additional P.10,000 million for the repurchase of L Shares and A Shares.
(3)	This is the approximate peso amount available at the end of the period for purchases of both L Shares and A Shares pursuant to the share repurchase program.

The following table provides information on A Shares purchased by our company and affiliated purchasers in 2008:

Year ended December 31, 2008	Total Number of A Shares Purchased(1)	Weighted Average Price Paid per A Share		Total Number of A Shares Purchased as Part of the Share Repurchase Program(2)	Weighted Average Price Paid per A Share Purchased as Part of the Share Repurchase Program		Approximate Peso Value (in Thousands) of A Shares that May Yet Be Purchased Under the Share Repurchase Program(3)
January 1-31	113,100	P.	18.64	113,100	P.	18.64	P.	11,543,715

February 1-29	87,100		18.19	87,100		18.19		10,132,156

March 1-31	77,100		18.89	77,100		18.89		9,095,534

April 1-30	459,600		19.70	459,600		19.70		7,712,066

May 1-31	217,210		19.85	217,210		19.85		6,110,016

June 1-30	189,200		15.81	189,200		15.81		5,224,548

July 1-31	115,900		12.31	115,900		12.31		4,165,134

August 1-31	98,900		12.47	98,900		12.47		3,362,135

September 1-30	356,200		13.23	356,200		13.23		2,708,083

October 1-31	1,363,100		10.89	1,363,100		10.89		1,784,913

November 1-30	2,320,800		11.49	2,320,800		11.49		1,367,297

December 1-31	3,222,600		11.58	3,222,600		11.58		916,740

Total/Average	8,620,810		12.49	8,620,810		12.49

(1)	No A Shares were purchased by us or our affiliated purchasers in 2008 other than under our share repurchase program.
(2)	We periodically repurchase our A Shares on the open market using funds authorized by our shareholders specifically for the repurchase of L Shares and A Shares by us at our discretion. On March 3, 2009, our shareholders authorized an additional P.10,000 million for the repurchase of L Shares and A Shares.
(3)	This is the approximate peso amount available at the end of the period for purchases of both L Shares and A Shares pursuant to the share repurchase program. These are nominal figures and have not been restated for inflation.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

Pursuant to Section 303A.11 of the Listed Company Manual of the New York Stock Exchange (NYSE) and Rule 4350(a)(1) of the NASDAQ Stock Market, Inc. (NASDAQ) Marketplace Rules, we are required to provide a summary of the significant ways in which our corporate governance practices differ from those required for U.S. companies under the NYSE and NASDAQ listing standards.

The table below discloses the significant differences between our corporate governance practices and the NYSE and NASDAQ standards.

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices
Director Independence. Majority of board of directors must be independent. §303A.01. “Controlled companies,” which would include our company if we were a U.S. issuer, are exempt from this requirement. A controlled company is one in which more than 50% of the voting power is held by an individual, group or another company, rather than the public. §303A.00.	Director Independence. Majority of board of directors must be independent and directors deemed independent must be identified in a listed company’s proxy statement (or annual report on Form 10-K or 20-F if the issuer does not file a proxy statement). Rule 4350(c)(1). “Controlled companies,” which would include our company if we were a U.S. issuer, are exempt from this requirement. A controlled company is one in which more than 50% of the voting power is held by an individual, group or another company, rather than the public. Rule 4350(c)(5).	Director Independence. Pursuant to the Mexican Securities Market Law and our bylaws, our shareholders are required to appoint a Board of Directors of no more than 21 members, 25% of whom must be independent. Certain directors are per se non-independent, including insiders, control persons, major suppliers and any relatives of such persons. In accordance with the Mexican Securities Market Law, our shareholders are required to make a determination as to the independence of our directors, though such determination may be challenged by the CNBV. There is no exemption from the independence requirement for controlled companies.

Executive Sessions. Non-management directors must meet at regularly scheduled executive sessions without management. Independent directors should meet alone in an executive session at least once a year. §303A.03.	Executive Sessions. Independent directors must have regularly scheduled executive sessions at which only independent directors are present. Rule 4350(c)(2).	Executive Sessions. Our independent directors have not held executive sessions without management, and under our bylaws and applicable Mexican law, they are not required to do so.

Nominating/Corporate Governance Committee. Nominating/corporate governance committee composed entirely of independent directors is required. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. §303A.04. “Controlled companies” are exempt from these requirements. §303A.00.	Nominating Committee. Director nominees must be selected, or recommended for the board’s selection, either by a nominating committee comprised solely of independent directors or by a majority of independent directors. Each listed company also must certify that it has adopted a formal charter or board resolution addressing the nominations process. Rules 4350(c)(4)(A)-(B). “Controlled companies” are exempt from this requirement. Rule 4350(c)(5).

Nominating Committee. We currently do not have a nominating committee. We are not required to have a nominating committee. However, Mexican law requires us to have one or more committees that oversee the corporate governance function.

We have an executive committee, an audit committee and a corporate practices committee, which together perform corporate governance functions.

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices
As a controlled company, we would be exempt from this requirement if we were a U.S. issuer.

Compensation Committee. Compensation committee composed entirely of independent directors is required, which must evaluate and approve executive officer compensation. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. §303A.05. “Controlled companies” are exempt from this requirement. §303A.00.	Compensation Committee. CEO compensation must be determined, or recommended to the board for determination, either by a compensation committee comprised solely of independent directors or a majority of the independent directors and the CEO may not be present during voting or deliberations. Compensation of all other executive officers must be determined in the same manner, except that the CEO, and any other executive officers, may be present. Rules 4350(c)(3)(A)-(B). “Controlled companies” are exempt from this requirement. Rule 4350(c)(5).

Compensation Committee. We have a corporate practices committee, which assists our Board of Directors in evaluating and compensating our senior executives. The Mexican Securities Market Law requires that a majority of the members of the corporate practices committee of controlled companies be independent. All of the members of our corporate practices committee are independent.

As a controlled company, we would be exempt from this requirement if we were a U.S. issuer.

Audit Committee. Audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act and the more stringent requirements under the NYSE standards is required. §§303A.06, 303A.07.	Audit Committee. Audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act and the more stringent requirements under the NASDAQ standards is required. Rule 4350(d)	Audit Committee. We have an audit committee of three members. Each member of the audit committee qualifies as independent, as determined by our shareholders at their annual ordinary general meeting pursuant to the Mexican Securities Market Law, and also meets the independence requirements of Rule 10A-3 under the Exchange Act. Our audit committee operates primarily pursuant to (1) a written charter approved by our Board of Directors and (2) Mexican law. For a detailed description of the duties of our audit committee, see Item 6. Directors, Senior Management and Employees—Audit Committee.

Equity Compensation Plans. Equity compensation plans and all material revisions thereto require shareholder approval, subject to limited exemptions. §§303A.08 & 312.03.	Equity Compensation Plans. Equity compensation plans or material amendments thereto require shareholder approval, subject to limited exemptions. Rule 4350(i)(1)(A).

Equity Compensation Plans. Shareholder approval is required under Mexican law for the adoption and amendment of an equity compensation plan. Such plans should provide for general application to all executives.

We do not have an equity compensation plans.

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices
Shareholder Approval for Issuance of Securities. Issuances of securities (1) that will result in a change of control of the issuer, (2) that are to a related party or someone closely related to a related party, (3) that have voting power equal to at least 20% of the outstanding common stock voting power before such issuance or (4) that will increase the number of shares of common stock by at least 20% of the number of outstanding shares before such issuance require shareholder approval. §§312.03(b)-(d).	Shareholder Approval for Issuance of Securities. Issuances of securities (1) that will result in a change of control of the issuer, (2) in connection with certain acquisitions of the stock or assets of another company or (3) in connection with certain transactions other than public offerings require shareholder approval. Rules 4350(i)(1)(B)-(D).	Shareholder Approval for Issuance of Securities. Mexican law and our bylaws require us to obtain shareholder approval of the issuance of new equity securities.

Code of Business Conduct and Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver for directors or executive officers. The code must contain compliance standards and procedures that will facilitate the effective operation of the code. §303A.10.	Code of Business Conduct and Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver and the reasons for such waiver for directors or executive officers. The code must include an enforcement mechanism. Rule 4350(n).	Code of Business Conduct and Ethics. We have adopted a code of ethics, which has been accepted by all of our directors and executive officers and other personnel. A copy of our code of ethics is available on our website: www.telmex.com.

Conflicts of Interest. Determination of how to review and oversee related party transactions is left to the listed company. The audit committee or comparable body, however, could be considered the forum for such review and oversight. §307.00. Certain issuances of common stock to a related party require shareholder approval. §312.03(b).	Conflicts of Interest. Appropriate review of all related party transactions for potential conflict of interest situations and approval by an audit committee or another independent body of the board of directors of such transactions is required. Rule 4350(h).	Conflicts of Interest. Pursuant to Mexican law, our bylaws and applicable internal guidelines, provided that the corporate practices committee of our Board of Directors has opined favorably, our Board of Directors has to vote on whether or not to approve of any transaction with a related party (1) the value of which exceeds 1% of our consolidated assets, (2) that is outside the ordinary course of our business, or at non-market prices, or (3) that is with employees and is not on the same terms as transactions with any others customers and does not result from employee benefits of general character.

Solicitation of Proxies. Solicitation of proxies and provision of proxy materials is required for all meetings of shareholders. Copies of such proxy solicitations are to be provided to NYSE. §§402.01 & 402.04.	Solicitation of Proxies. Solicitation of proxies and provision of proxy materials is required for all meetings of shareholders. Copies of such proxy solicitations are to be provided to NASDAQ. Rule 4350(g).	Solicitation of Proxies. We are not required to distribute proxy materials to, or solicit the return of proxies from, our shareholders. In accordance with Mexican law and our bylaws, we inform shareholders of all meetings by public notice, which states the requirements for admission to the meeting and provides a mechanism by which

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices
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

Peer Review. A listed company must be audited by an independent public accountant that (i) has received an external quality control review by an independent public accountant (“peer review”) that determines whether the auditor’s system of quality control is in place and operating effectively and whether established policies and procedures and applicable auditing standards are being followed or (ii) is enrolled in a peer review program and within 18 months receives a peer review that meets acceptable guidelines. Rule 4350(k).

Peer Review. Under Mexican law we must be audited by an independent public accountant that satisfies “quality control” requirements as defined by the CNBV.

Mancera, S.C., a member practice of Ernst & Young Global, our independent auditor, is not subject to “peer review” as such term is defined in NASDAQ’s Marketplace Rule 4350(k).

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

See our consolidated financial statements beginning on page F-1, incorporated herein by reference.

Item 19.	Exhibits

Documents filed as exhibits to this Annual Report:

1.1	Amended and restated bylaws (estatutos sociales) of Teléfonos de México, S.A.B. de C.V., dated December 26, 2007 (English translation) (incorporated by reference to the Annual Report on Form 20-F for the year ended December 31, 2008 (File No. 1-32741) filed on June 27, 2008).

2.1	Form of Amended and Restated L Share Deposit Agreement (incorporated by reference to the post-effective amendment to our registration statement on Form F-6 (File No. 333-125023) filed on September 28, 2006).

2.2	Form of Amended and Restated A Share Deposit Agreement (incorporated by reference to the post-effective amendment to our registration statement on Form F-6 (File No. 333-12936) filed on September 28, 2006).

2.3	Loan Agreement, dated as of August 11, 2006, among Teléfonos de México, S.A.B. de C.V., the lenders party thereto, Citibank, N.A., as administrative agent, ABN AMRO Bank N.V., BBVA Securities Inc., Citigroup Global Markets Inc., HSBC Securities (USA) Inc. and Calyon New York Branch, as joint bookrunners, ABN AMRO Bank N.V., as syndication agent, and Banco Bilbao Vizcaya Argentaria, S.A. and HSBC Securities (USA) Inc., as co-documentation agents (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2006 (File No. 1-32741) filed on July 16, 2007).

3.1	Agreement dated December 20, 2000 between Carso Global Telecom, S.A.B. de C.V. and SBC International, Inc. (AT&T International since 2006) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2000 (File No. 1-10749) filed on May 4, 2001).

4.1	Master Transition Agreement between Teléfonos de México, S.A.B. de C.V. and Telmex Internacional, S.A.B. de C.V., dated as of December 26, 2007 (English translation) (incorporated by reference to the registration statement on Form 20-F of Telmex Internacional, S.A.B. de C.V. (File No. 1-34086) filed on May 30, 2008).

4.2	Services Agreement dated February 4, 2009 between Teléfonos de México, S.A.B. de C.V. and Carso Global Telecom, S.A.B. de C.V. (English translation).

4.3	Management Services Agreement, dated January 2, 2001, between Teléfonos de México, S.A. de C.V. and AT&T Mexico, Inc. (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2003 (File No. 1-10749) filed on June 28, 2004).

7.1	Calculation of ratios of earnings to fixed charges.

8.1	List of subsidiaries of Teléfonos de México, S.A.B. de C.V.

12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Teléfonos de México, S.A.B. de C.V.

We have audited the accompanying consolidated balance sheets of Teléfonos de México, S.A.B. de C.V. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income and changes in stockholders’ equity for each of the three years in the period ended December 31, 2008, and the statement of cash flows for the year ended December 31, 2008 and the statements of changes in financial position for each of the two years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Teléfonos de México, S.A.B. de C.V. and subsidiaries at December 31, 2008 and 2007, and the consolidated results of their operations for each of the three years in the period ended December 31, 2008, and their cash flows for the year ended December 31, 2008 and changes in their financial position for each of the two years in the period ended December 31, 2007, in conformity with Mexican Financial Reporting Standards, which differ in certain respects from U.S. generally accepted accounting principles (see Note 18 to the consolidated financial statements).

As discussed in Note 1 II. x) to the consolidated financial statements, in 2008 Teléfonos de México, S.A.B. de C.V. adopted Mexican Financial Reporting Standards B-10, Effects of inflation; D-3, Employee Benefits; and B-2, Statement of Cash Flows.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), Teléfonos de México, S.A.B. de C.V.’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 26, 2009, expressed an unqualified opinion thereon.

Mancera, S.C.
A Member Practice of
Ernst & Young Global

/s/ C.P.C. Fernando Espinosa López
C.P.C. Fernando Espinosa López

Mexico City, Mexico

May 26, 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Balance Sheets

(In thousands of Mexican pesos, see Note 1 II.b)

	December 31
	2008		2007
Assets
Current assets:
Cash and cash equivalents	P.	6,136,563	P.	4,697,752
Marketable securities (Note 3)				718,144
Accounts receivable, net (Note 4)		20,808,763		19,293,911
Derivative financial instruments (Note 8)		20,418,889		1,313,955
Inventories for sale, net		1,914,306		2,191,110
Prepaid expenses and others		2,900,790		2,797,420

Total current assets		52,179,311		31,012,292

Plant, property and equipment, net (Note 5)		112,865,377		120,648,559
Inventories for operation of the telephone plant, net		2,668,410		1,747,582
Licenses, net (Note 6)		1,025,027		991,461
Equity investments (Note 7)		1,494,133		1,528,138
Net projected asset (Note 11)		15,485,402		15,621,167
Deferred charges, net		1,407,687		1,277,088

Total assets	P.	187,125,347	P.	172,826,287

Liabilities and stockholders’ equity
Current liabilities:
Short-term debt and current portion of long-term debt (Note 8)	P.	22,883,092	P.	12,282,260
Accounts payable and accrued liabilities (Note 9)		15,918,106		17,958,006
Taxes payable		783,543		1,400,422
Deferred credits (Note 10)		1,780,115		1,036,806

Total current liabilities		41,364,856		32,677,494

Long-term debt (Note 8)		84,172,355		79,179,854
Labor obligations (Note 11)		4,997,540		208,406
Deferred taxes (Note 16)		16,808,391		18,317,042
Deferred credits (Note 10)		411,106		284,683

Total liabilities		147,754,248		130,667,479

Stockholders’ equity (Note 15):
Capital stock		9,138,632		9,402,561
Retained earnings:
Prior years		7,197,720		76,055,117
Current year		20,176,936		35,484,947

		27,374,656		111,540,064
Accumulated other comprehensive income items		2,816,625		(78,822,851)

Majority stockholders’ equity		39,329,913		42,119,774
Noncontrolling interest		41,186		39,034

Total stockholders’ equity		39,371,099		42,158,808

Total liabilities and stockholders’ equity	P.	187,125,347	P.	172,826,287

The accompanying notes are an integral part of these financial statements.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Income

(In thousands of Mexican pesos, except for earnings per share, see Note 1 II.b)

	Year ended December 31
	2008		2007		2006
Operating revenues:
Local service	P.	48,982,383	P.	54,398,425	P.	58,250,991
Long distance service:
Domestic		15,741,771		17,348,649		18,324,142
International		8,793,262		9,678,537		10,531,469
Interconnection service		19,139,692		22,603,745		18,071,474
Corporate networks		12,219,402		11,339,790		10,877,371
Internet access services		13,168,270		10,940,226		10,157,799
Other		6,060,455		4,458,299		3,542,101

		124,105,235		130,767,671		129,755,347

Operating costs and expenses:
Cost of sales and services		32,806,088		32,364,110		32,059,170
Commercial, administrative and general expenses		19,831,144		19,552,442		19,382,514
Interconnection		13,759,965		16,541,561		13,337,914
Depreciation and amortization (Notes 5 and 6) (includes P.16,993,459 in 2008, P. 17,434,266 in 2007 and P. 17,621,037 in 2006, not included in cost of sales and services)		17,965,069		18,425,285		18,711,403

		84,362,266		86,883,398		83,491,001

Operating income		39,742,969		43,884,273		46,264,346

Other expenses, net (Note 1 II.s)		679,592		44,361		2,613,495

Financing cost:
Interest income		(913,462)		(1,396,088)		(1,495,017)
Accrued interest expense		7,652,427		6,615,400		6,951,861
Exchange loss, net		2,493,729		643,137		1,159,178
Monetary gain, net				(2,513,085)		(2,846,024)

		9,232,694		3,349,364		3,769,998

Equity interest in net (loss) income of affiliates		(62,113)		17,245		8,723

Income before taxes on profits		29,768,570		40,507,793		39,889,576
Provision for income tax (Note 16)		9,591,659		11,618,710		12,189,035

Income from continuing operations		20,176,911		28,889,083		27,700,541
Income from discontinued operations, net of income tax (Note 2)				7,166,312		2,615,031

Net income	P.	20,176,911	P.	36,055,395	P.	30,315,572

Distribution of net income:
Majority interest	P.	20,176,936	P.	35,484,947	P.	29,640,032
Noncontrolling interest		(25)		570,448		675,540

	P.	20,176,911	P.	36,055,395	P.	30,315,572

Weighted average number of shares issued and outstanding (millions)		18,906		19,766		20,948

Earnings per share from continuing operations	P.	1.07	P.	1.46	P.	1.32

Earnings per share from discontinued operations	P.		P.	0.34	P.	0.09

Earnings per share	P.	1.07	P.	1.80	P.	1.41

The accompanying notes are an integral part of these financial statements.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity for the years ended December 31, 2006, 2007 and 2008

(In thousands of Mexican pesos, except for dividends per share, see Note 1 II.b)

											Accumulated other
			Premium on								comprehensive		Majority						Total
			sale of		Retained earnings						income		stockholders’		Noncontrolling		Comprehensive		stockholders’
	Capital stock		shares		Legal reserve		Unappropriated		Total		items		equity		interest		income		equity
Balance at December 31, 2005	P.	29,728,438	P.	20,919,197	P.	16,148,490	P.	118,939,278	P.	135,087,768	P.	(61,982,008)	P.	123,753,395	P.	12,125,447			P.	135,878,842
Appropriation of earnings approved at regular stockholders’ meeting held in April 2007:
Cash dividend declared at P.0.426 per share (P. 0.403 historical)								(8,846,171)		(8,846,171)				(8,846,171)						(8,846,171)
Cash dividend paid to noncontrolling stockholders in split-up subsidiary								(200,830)		(200,830)				(200,830)		(245,503)				(446,333)
Cash purchase of Company’s own shares		(1,717,104)						(22,966,682)		(22,966,682)				(24,683,786)						(24,683,786)
Acquisition of noncontrolling interest								387,835		387,835				387,835		(10,174,464)				(9,786,629)
Gain on dilution of investment in split-up affiliate								858,279		858,279				858,279		29,647				887,926
Comprehensive income:
Net income for the year								29,640,032		29,640,032				29,640,032		675,540	P.	30,315,572		30,315,572
Other comprehensive income items:
Changes in fair value of swaps, net of deferred taxes												(139,028)		(139,028)				(139,028)		(139,028)
Effect of translation of foreign entities, net												1,052,378		1,052,378		946,438		1,998,816		1,998,816
Deficit from holding non-monetary assets, net of deferred taxes												(3,657,209)		(3,657,209)		(200,765)		(3,857,974)		(3,857,974)

Comprehensive income																	P.	28,317,386

Balance at December 31, 2006		28,011,334		20,919,197		16,148,490		117,811,741		133,960,231		(64,725,867)		118,164,895		3,156,340				121,321,235
Appropriation of earnings approved at regular stockholders’ meeting held in April 2007:
Cash dividend declared at P.0.448 per share (P. 0.440 historical)								(8,820,074)		(8,820,074)				(8,820,074)						(8,820,074)
Cash purchase of Company’s own shares		(780,210)						(15,002,629)		(15,002,629)				(15,782,839)						(15,782,839)
Acquisition of noncontrolling interest								(164,575)		(164,575)				(164,575)		(450,572)				(615,147)
Gain on dilution of investment in affiliate spun-off								1,123,819		1,123,819				1,123,819						1,123,819
Comprehensive income:
Net income for the year								35,484,947		35,484,947				35,484,947		570,448	P.	36,055,395		36,055,395
Other comprehensive income items:
Changes in fair value of swaps, net of deferred taxes												499,089		499,089				499,089		499,089
Effect of translation of foreign entities												(2,739,571)		(2,739,571)		(369,053)		(3,108,624)		(3,108,624)
Deficit from holding non-monetary assets, net of deferred taxes												(927,126)		(927,126)		(184,575)		(1,111,701)		(1,111,701)

Comprehensive income																	P.	32,334,159

Reduction due to the split-up of Telmex Internacional		(17,828,563)		(20,919,197)		(14,267,977)		(20,773,678)		(35,041,655)		(10,929,376)		(84,718,791)		(2,683,554)				(87,402,345)

Balance at December 31, 2007		9,402,561				1,880,513		109,659,551		111,540,064		(78,822,851)		42,119,774		39,034				42,158,808
Effect of adopting Mexican FRS B-10, net of deferred taxes								(79,419,845)		(79,419,845)		79,419,845
Cumulative effect adjustment for recognition of deferred employee profit sharing, net of deferred taxes								(4,136,583)		(4,136,583)		(53,552)		(4,190,135)						(4,190,135)
Appropriation of earnings approved at regular stockholders’ meeting held in April 2008:
Cash dividend declared at P. 0.413 per share								(7,774,143)		(7,774,143)				(7,774,143)						(7,774,143)
Cash purchase of Company’s own shares		(263,929)						(12,607,913)		(12,607,913)				(12,871,842)						(12,871,842)
Comprehensive income:
Net income for the year								20,176,936		20,176,936				20,176,936		(25)	P.	20,176,911		20,176,911
Other comprehensive income items:
Changes in fair value of swaps, net of deferred taxes												2,126,088		2,126,088				2,126,088		2,126,088
Deferred taxes								(403,860)		(403,860)				(403,860)		2,177		(401,683)		(401,683)
Effect of translation of foreign entities												147,095		147,095				147,095		147,095

Comprehensive income																	P.	22,048,411

Balance at December 31, 2008 (Note15)	P.	9,138,632			P.	1,880,513	P.	25,494,143	P.	27,374,656	P.	2,816,625	P.	39,329,913	P.	41,186			P.	39,371,099

The accompanying notes are an integral part of these financial statements.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statement of Cash Flows

(In thousands of Mexican pesos, see Note 1 II.b)

	Year ended December 31, 2008
Operating activities
Income before taxes on profits	P.	29,768,570
Add (deduct) items not requiring the use of cash:
Depreciation		17,815,050
Amortization		101,702
Allowance for obsolete inventories for operation of the telephone plant		14,675
Equity interest in net loss of affiliates		62,113
Gain on valuation of disposed marketable securities		(36,948)
Net periodic cost of labor obligations		5,742,803
Accrued interest expense		7,652,427
Exchange loss, net		3,322,871
Other		2,531

		64,445,794
Changes in operating assets and liabilities:
Decrease (increase) in:
Marketable securities		760,420
Accounts receivable		(1,514,850)
Inventories for sale		276,804
Prepaid expenses and others		(103,370)
Deferred charges		(130,599)
(Decrease) increase in
Labor obligations:
Contributions to trust fund		(4,321,922)
Payments to employees		(197,297)
Accounts payable and accrued liabilities		(2,961,080)
Taxes on profits paid		(11,711,906)
Taxes payable		493,448
Deferred credits		869,732

Net cash flows provided by operating activities		45,905,174

Investing activities
Acquisition of plant, property and equipment		(11,771,793)
Acquisition of inventories for operation of the telephone plant		(935,503)
Acquisition of licenses		(135,271)
Proceeds from sale of long-term equity investments		76,207
Other		40,811

Net cash flows used in investing activities		(12,725,549)

Cash surplus to be applied to financing activities		33,179,625

Financing activities
New loans		11,862,831
Repayment of loans		(15,781,356)
Cash purchase of Company’s own shares (Notes 2 and 15)		(12,871,842)
Dividends paid		(7,609,477)
Derivative financial instruments		(2,291,873)
Interest paid		(5,049,097)

Net cash flows used in financing activities		(31,740,814)

Net increase in cash and cash equivalents		1,438,811
Cash and cash equivalents at beginning of year		4,697,752

Cash and cash equivalents at end of year	P.	6,136,563

The accompanying notes are an integral part of this financial statement.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Financial Position

(In thousands of Mexican pesos, see Note 1 II.b)

	Year ended December 31
	2007		2006
Operating activities
Net income	P.	36,055,395	P.	30,315,572
Add (deduct) items not requiring the use of resources:
Depreciation		18,290,793		18,603,118
Amortization		134,492		108,285
Deferred charges		949,862		230,960
Deferred income tax		1,206,747		(333,124)
Equity interest in net income of affiliates		(17,245)		(8,723)
Net periodic cost of labor obligations		4,487,080		4,760,925
Net income from discontinued operations		(7,166,312)		(2,615,031)

		53,940,812		51,061,982
Changes in operating assets and liabilities:
(Increase) decrease in:
Marketable securities		2,212,415		(2,920,436)
Accounts receivable		1,223,280		(221,579)
Inventories for sale		(2,583,474)		(988,367)
Prepaid expenses and others		72,918		(868,057)
(Decrease) increase in:
Labor obligations:
Contributions to trust fund		(64,935)		(100,722)
Payments to employees		(182,321)		(195,567)
Accounts payable and accrued liabilities		(1,765,160)		1,494,075
Taxes payable		(1,647,953)		435,327
Deferred credits		33,007		(31,076)

Resources provided by operating activities		51,238,589		47,665,580

Financing activities
New loans		14,930,842		17,182,460
Repayment of loans		(10,750,844)		(14,152,806)
Effect of exchange rate differences and variances in debt expressed in constant pesos		(3,134,933)		(2,811,511)
Decrease in capital stock and retained earnings due to purchase of Company’s own shares		(15,782,839)		(24,683,786)
Payment of dividends		(8,820,074)		(8,846,171)

Resources used in financing activities		(23,557,848)		(33,311,814)

Investing activities
Plant, property and equipment		(13,846,483)		(13,368,927)
Inventories for operation of the telephone plant		406,826		(367,982)
Affiliated companies				(696,260)
Other		(239,005)		(33,870)

Resources used in investing activities		(13,678,662)		(14,467,039)
Net changes in operating assets and liabilities from discontinued operations		(20,070,079)		(9,291,192)

Net decrease in cash and cash equivalents		(6,068,000)		(9,404,465)
Cash and cash equivalents at beginning of year		10,765,752		20,170,217

Cash and cash equivalents at end of year	P.	4,697,752	P.	10,765,752

The accompanying notes are an integral part of these financial statements.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 1 II.b)

1. Description of the Business and Significant Accounting Policies

I. Description of the Business

Teléfonos de México, S.A.B. de C.V. and its subsidiaries (collectively “the Company” or “TELMEX”) provide telecommunications services, primarily in Mexico, including domestic and international long distance and local telephone services, data access and transmission to corporate networks and Internet services, the interconnection of subscribers with cellular networks (calling party pays), as well as the interconnection of the networks of domestic long distance carriers, cellular telephone companies and local service carriers with the TELMEX local network. TELMEX also obtains revenues from the sale of telephone equipment.

The amended Mexican government concession under which TELMEX operates was signed on August 10, 1990. The concession runs through the year 2026, but it may be renewed for an additional period of fifteen years. Among other significant aspects, the concession stipulates the requirements to provide telephone services and establishes the basis for regulating rates.

The rates to be charged for basic telephone services are subject to a cap determined by the Federal Telecommunications Commission (COFETEL). During the last eight years, TELMEX management decided not to raise its rates for basic services.

TELMEX has concessions in Mexico to operate radio spectrum wave frequency bands to provide fixed wireless telephone services and to operate radio spectrum wave frequency bands for point-to-point and point-to-multipoint microwave communications.

The foreign subsidiary has licenses for use of point-to-point and point-to-multipoint links.

At an extraordinary meeting held on December 21, 2007, the stockholders of Teléfonos de México, S.A.B. de C.V. approved the split-up of the Company’s entities with operations in Latin America, as well as its Yellow Pages business. As a result of the split-up, Telmex Internacional, S.A.B. de C.V. (Telmex Internacional) was incorporated and the outstanding shares of Controladora de Servicios de Telecomunicaciones, S.A. de C.V. (formerly the sub-holding company of TELMEX) were transferred to it (see Note 2 for additional information). The split-up was effective for accounting and tax purposes as of December 26, 2007, which was the date Telmex Internacional was legally incorporated and from which time the Company ceased to have control over the subsidiary mentioned above.

On May 26, 2009, TELMEX’s Audit Committee, Chief Executive Officer, General Counsel and Chief Financial Officer authorized the issuance of the accompanying consolidated financial statements and these notes as of December 31, 2008 and 2007, and for each of the three years in the period ended December 31, 2008.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 1 II.b)

At December 31, 2008, 2007 and 2006, TELMEX’s equity interest in its principal subsidiaries and affiliated companies is as follows:

		% equity interest at December 31
Company	Country	2008	2007	2006
Subsidiaries:
Integración de Servicios TMX, S.A. de C.V.	Mexico	100%	100%
Alquiladora de Casas, S.A. de C.V.	Mexico	100%	100%	100%
Cía. de Teléfonos y Bienes Raíces, S.A. de C.V.	Mexico	100%	100%	100%
Consorcio Red Uno, S.A. de C.V.	Mexico	100%	100%	100%
Teléfonos del Noroeste, S.A. de C.V.	Mexico	100%	100%	100%
Uninet, S.A. de C.V.	Mexico	100%	100%	100%
Telmex USA, L.L.C.	U.S.A.	100%	100%	100%

Affiliated companies:
Grupo Telvista, S.A. de C.V.	Mexico	45%	45%	45%
2Wire, Inc.	U.S.A.	13%	13%	13%

II. Significant Accounting Policies and Practices

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

Equity investments in affiliated companies over which the Company exercises significant influence is accounted for using the equity method, which basically consists of recognizing TELMEX’s proportional share in the net income or loss and the stockholders’ equity of the investee (see Note 7).

The results of operations of the subsidiaries and affiliates were included in TELMEX’s financial statements as of the month following their respective acquisition.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 1 II.b)

ii)	Translation of financial statements of foreign subsidiaries

The financial statements of foreign subsidiaries and affiliates are either consolidated or accounted for based on the equity method, as the case may be, once the financial statements have been adjusted to conform to Mexican Financial Reporting Standards in the corresponding local functional currency, and are then translated into the reporting currency.

All the assets and liabilities of our foreign affiliate and subsidiary are translated into Mexican pesos at the prevailing exchange rate at year-end. Stockholders’ equity accounts are translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated. Revenues, costs and expenses are translated at the historical exchange rate. Translation differences are recorded in stockholders’ equity in the line item “Effect of translation of foreign entities” under “Accumulated other comprehensive income items.”

Through December 31, 2007, the financial statements as reported by the foreign subsidiaries were converted to conform to Mexican Financial Reporting Standards, in the local currency, and subsequently re-expressed to constant monetary units based on the inflation rate of the country in which the subsidiary operates. Under this method, all assets and liabilities were translated to Mexican pesos at the prevailing exchange rate at year-end. Stockholders’ equity accounts were translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated. Income statement amounts were translated to Mexican pesos at the prevailing exchange rate at the end of the reporting period. Exchange differences and the monetary position effect resulting from intercompany monetary items were charged or credited to the consolidated statements of income. Translation differences resulting from the conversion process were recorded in stockholders’ equity in the line item “Effect of translation of foreign entities” under “Accumulated other comprehensive income items.”

b)	Recognition of the effects of inflation on financial information

Mexican FRS B-10, Effects of Inflation, which became effective on January 1, 2008, requires that once it has been confirmed that the economic environment in which the Company operates has changed from inflationary to non-inflationary as of the beginning of the period, the Company should cease to recognize the effects of inflation. The Company currently operates in a non-inflationary economic environment because the cumulative inflation rate over the past three years was 11.56%.

However, even though the economic environment in 2007 qualified as being non-inflationary, Mexican accounting Bulletin B-10, Accounting Recognition of the Effects of Inflation on Financial Information, was still effective. Accordingly, the financial statements for the year ended December 31, 2007 and 2006 are presented in Mexican pesos with purchasing power at December 31, 2007, while the 2008 financial statements are expressed in nominal pesos, except for those non-monetary items that include inflation effects at December 31, 2007. Subsequent additions are recognized at historical cost.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 1 II.b)

Capital stock, premium on sale of shares and retained earnings were re-expressed for inflation through December 31, 2007 based on the Mexican National Consumer Price Index (NCPI).

Through December 31, 2007, the deficit from re-expression of stockholders’ equity consists of the accumulated monetary position loss at the time the provisions of Bulletin B-10 were first applied, which was P. 13,924,729, and of the result from holding non-monetary assets, which represents the difference between re-expression by the specific indexation method and re-expression based on the NCPI. At December 31, 2007, this item is included in stockholders’ equity under the “Accumulated other comprehensive income items” caption. In conformity with Mexican FRS B-10, since it was not possible to identify the result from holding non-monetary assets with the items giving rise to them, the cumulative result from holding non-monetary assets, together with the initial effect from the adoption of Bulletin B-10, was reclassified to retained earnings.

The net monetary position gain shown in the 2007 and 2006 income statements represents the effect of inflation on monetary assets and liabilities and is included as part of the caption “Financing cost.”

The statements of changes in financial position for the years ended December 31, 2007 and 2006 were prepared based on the financial statements expressed in constant Mexican pesos. The source and application of resources represent the differences between beginning and ending financial statement balances in constant Mexican pesos. Monetary and foreign exchange gains and losses are considered to be items requiring the use of resources.

c)	Recognition of revenues

Revenues are recognized at the time services are provided. Local service revenues are related to new-line installation charges, monthly service fees, measured usage charges based on the number of calls made, and other service charges to subscribers. Local service revenues also include measured usage charges for prepayment plans, based on the number of minutes.

Revenues from the sale of prepaid telephone service cards are recognized based on an estimate of the usage of time covered by the prepaid card. Revenues from the sale of equipment are recorded when the product is delivered to the customer.

Revenues from domestic and international long distance telephone services are determined on the basis of the duration of the calls and the type of service used, which are billed monthly based on the authorized rates. International long distance and interconnection service revenues also include the revenues earned under agreements with foreign carriers for the use of the Company’s facilities in interconnecting international calls. These services are regulated by agreements with these operator, in which the rates to be paid are defined.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 1 II.b)

d)	Use of estimates

The preparation of financial statements in conformity with Mexican Financial Reporting Standards requires the use of estimates and assumptions in certain areas. Actual results could differ from these estimates.

e)	Cash equivalents and marketable securities

Cash equivalents are represented principally by time deposits in financial institutions with maturities of less than 90 days at the date purchased.

Marketable securities were represented by equity securities and corporate bonds held for trading (see Note 3). These investments were recognized at market value, and changes in their market value are recognized in earnings.

f)	Derivative financial instruments and hedging activities

The Company is exposed to interest rate and foreign currency risks, which are mitigated through a controlled risk management program that includes the use of derivative financial instruments. In recent years, the Company has contracted forwards to offset the short-term risk of exchange rate fluctuations. In 2008, cross-currency swaps have been used on a preferential basis, which has extended the term of the hedges. In order to reduce the risks due to fluctuations in interest rates, the Company utilizes interest-rate swaps, through which it either pays or receives the difference between the net amount of either paying or receiving a fixed interest rate and the cash flow from receiving or paying a floating interest rate, based on a notional amount denominated in Mexican pesos or U.S. dollars. Most of these derivative financial instruments qualify and have been designated as cash flow hedges.

The Company’s policy includes: i) formal documentation of all hedging relationships between the hedging instrument and the hedged position; ii) the objectives for risk management; and iii) the strategy for conducting hedging transactions. This process takes into account the relationship between the cash flow of the derivatives with the cash flows of the corresponding assets and liabilities recognized in the balance sheet.

The effectiveness of the Company’s derivatives used for hedging purposes is evaluated prior to their designation as hedges, as well as during the hedging period, which is performed at least quarterly based on recognized statistical techniques. Whenever it is determined that a derivative is not highly effective as a hedge or that the derivative ceases to be a highly effective hedge, the Company ceases to apply hedge accounting for the derivative on a prospective basis. During the years ended December 31, 2008, 2007 and 2006, there were no gains or losses recognized due to changes in the accounting treatment for hedges.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 1 II.b)

Derivative financial instruments are recognized in the balance sheet at their fair values, which are obtained from the financial institutions with which the Company has entered into the related agreements. The Company’s policy is to verify such fair values against valuations provided by an independent valuation agent contracted by the Company. The effective portion of the cash flow hedge’s gain or loss is recognized in “Accumulated other comprehensive income item” in stockholders’ equity, while the ineffective portion is recognized in current year earnings. Changes in the fair value of derivatives that do not qualify as hedges are immediately recognized in earnings.

The change in fair value recognized in earnings related to derivatives that are accounted for as hedges is presented in the same income statement caption as the gain or loss of the hedged item.

g)	Allowance for doubtful accounts

The allowance for doubtful accounts is determined based on the Company’s experience, the age of the balances and general economic trends, as well as an evaluation of accounts receivable in litigation. The allowance for doubtful accounts basically covers the balances of accounts receivable greater than 90 days old.

h)	Inventories

Inventories for sale are valued at average cost, and through December 31, 2007 they were re-expressed based on inflation. The carrying value of inventories is not in excess of their net realizable value.

Inventories for the operation of the telephone plant are valued at average cost, and through December 31, 2007 were re-expressed on the basis of specific indexes. The carrying value of inventories is similar to replacement value, which is not in excess of their market value.

i)	Plant, property and equipment

Through December 31, 1996, plant, property and equipment and construction in progress were re-expressed based on the acquisition date and cost, applying factors derived from the specific indexes determined by the Company and validated by an independent appraiser.

Through December 31, 2007, plant, property and equipment and construction in progress acquired abroad were re-expressed based on the rate of inflation of the respective country of origin and the prevailing exchange rate at the balance sheet date (specific indexation factors). Plant, property and equipment of domestic origin were re-expressed based on the NCPI.

Telephone plant and equipment are depreciated using the straight-line method based on the estimated useful lives of the related assets (see Note 5 b).

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 1 II.b)

When there are indicators of impairment in the value of long-lived assets, the related loss is determined based on the recovery values of the related assets, which is defined as the greater of the asset’s net selling price and its value in use, which is computed based on discounted cash flows. When the net carrying amount of an asset exceeds its recovery value, the difference is recognized as an impairment loss. For the years ended December 31, 2008, 2007 and 2006, there were no indicators of impairment in the value of the Company’s long-lived assets.

The Company has not capitalized any financing costs since it has no significant qualifying assets with prolonged acquisition periods.

j)	Leases

When the risks and benefits inherent to the ownership of the leased asset remain mostly with the lessor, they are classified as operating leases and rent expense is charged to results of operations when incurred.

k)	Licenses

TELMEX records licenses at acquisition cost and, through December 31, 2007, re-expressed such licenses based on the inflation rate of each country in which the Company had operations. The amortization period is based on the terms of the licenses, which range from 5 to 20 years.

l)	Business acquisitions and goodwill

Acquisitions of businesses and affiliated companies are recorded using the purchase method. The acquisition of a noncontrolling interest is considered a transaction between entities under common control and any difference between the purchase price and the carrying value of net assets acquired is recognized as an equity transaction.

Goodwill represents the difference between the acquisition cost and the fair value of the net assets acquired at the purchase date. Goodwill is not amortized; however, it is subject to annual impairment tests, or whenever there are indicators of impairment and is adjusted accordingly for any impairment loss that may be determined.

Impairment losses are recognized when the carrying amount of goodwill exceeds its recovery value. TELMEX determines the recovery value of goodwill based on its perpetuity value, which is computed by dividing the average excess value in use of the cash generating unit where the intangible is identified, by the average of the appropriate discount rates used in the projection of the present value of cash flows from the cash generating unit.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 1 II.b)

m)	Accrued liabilities

Accrued liabilities are recognized whenever (i) the Company has current obligations (legal or assumed) resulting from a past event, (ii) when it is probable the obligation will give rise to a future cash disbursement for its settlement and (iii) the amount of the obligation can be reasonably estimated.

When the effect of the time value of money is significant, the amount of the liability is determined as the present value of the expected future disbursements to settle the obligation. The discount rate applied is determined on a pre-tax basis and reflects current market conditions at the balance sheet date and, where appropriate, the risks specific to the liability. When discounting is used, an increase in the liability is recognized as a finance expense.

Contingent liabilities are recognized only when it is probable they will give rise to a future cash disbursement for their settlement. Also, commitments are only recognized when they will generate a loss.

n)	Labor obligations

The cost of pension, seniority premium and termination benefits (severance) are recognized periodically during the years of service of personnel, based on actuarial computations made by independent actuaries using the projected unit-credit method (see Note 11).

Actuarial (losses) gains are amortized over a period of 12 years, which is the estimated average remaining working lifetime of Company employees.

As of January 1, 2008, the transition liability for labor obligations and prior service costs at December 31, 2007 are being amortized over a maximum period of 5 years. Prior to December 31, 2007, such amounts were being amortized over the estimated average remaining working lifetime of Company employees (12 years).

o)	Employee profit sharing

Current-year and deferred employee profit sharing expense is presented as an ordinary expense in the income statement rather than as part of taxes on profits.

Beginning January 1, 2008, in connection with the adoption of Mexican FRS D-3, Employee Benefits, the Company recognizes deferred employee profit sharing using the asset and liability method. Under this method, deferred employee profit sharing is computed by applying the 10% profit sharing rate to all temporary differences between the values of all assets and liabilities for financial and tax reporting purposes. The Company periodically evaluates the possibility of recovering deferred employee profit sharing assets and, if necessary, creates a valuation allowance for those assets that do not have a high probability of being realized (see Note 11).

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 1 II.b)

Through December 31, 2007, deferred employee profit sharing was recognized only on temporary differences in the reconciliation of current year net income to taxable income for employee profit sharing purposes and only when there was no indication that the related liability or asset would not be realized in the future.

p)	Exchange differences

Transactions in foreign currency are recorded at the prevailing exchange rate on the day of the related transactions. Foreign currency denominated assets and liabilities are valued at the prevailing exchange rate at the latest balance sheet date. Exchange differences from the transaction date to the time foreign currency denominated assets and liabilities are settled, as well as those arising from the translation of foreign currency denominated balances at the balance sheet date are charged or credited to results of operations.

See Note 12 for the Company’s consolidated foreign currency position at the end of each year and the exchange rates used to translate foreign currency denominated balances.

q)	Comprehensive income

Comprehensive income consists of current year net income, the effect of translation of the financial statements of foreign entities, changes in noncontrolling interest, changes in the fair value of cash flow hedges, changes in the result from holding non-monetary assets and the effect of deferred taxes related to these items.

r)	Taxes on profits

Beginning January 1, 2008, deferred taxes on profits are recognized using the asset and liability method established in Mexican FRS D-4, Taxes on Profits. Under this method, deferred taxes on profits are recognized on all differences between the financial reporting and tax bases of assets and liabilities, applying the enacted income tax rate effective as of the balance sheet date, or the enacted rate at the balance sheet date that will be in effect when the deferred tax assets and liabilities are expected to be recovered or settled. The application of Mexican FRS D-4 did not have any effect on the financial statements of 2008.

Through December 31, 2007, the method mentioned in the preceding paragraph was applied to all the temporary differences between the values of all assets and liabilities for financial and tax reporting purposes.

As a result of the adoption of Mexican FRS B-10, as of January 1, 2008 the financial statements amounts are no longer adjusted for the effects of inflation. However, for income tax purposes the Company continues to recognize the impact of inflation on its reported taxable income as required by current Mexican tax legislation, as well as for determining its deferred income taxes.

The Company periodically evaluates the possibility of recovering deferred tax assets and, if necessary, creates a valuation allowance for those assets that do not have a high probability of being realized.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 1 II.b)

s)	Statement of income presentation

Costs and expenses shown in the Company’s income statement are presented in a manner that combines their nature and function in accordance with industry practices, since such classification allows for an appropriate evaluation of gross profit and operating margin.

The “Operating income” caption is shown in the income statement since it is an important indicator used for evaluating the Company’s operating results.

An analysis of the “Other expenses, net” caption for the years ended December 31, 2008, 2007 and 2006 is as follows:

	2008		2007		2006
Employee profit sharing, current	P.	2,548,762	P.	2,867,019	P.	3,059,444
Other income (Note 11)		(1,869,170)		(2,822,658)		(445,949)

Other expenses, net	P.	679,592	P.	44,361	P.	2,613,495

As a result of a ruling in favor of the Company related to the deductibility for income tax purposes of employee profit sharing paid in 2004 and 2005, the “Other income” line shown above for 2007 includes a non-recurring gain of P. 1,653,123.

t)	Earnings per share

Earnings per share are determined by dividing majority net income from continuing operations, majority net income from discontinued operations and total majority net income by the weighted average number of shares outstanding during the year. In determining the weighed average number of shares outstanding during the year, shares repurchased by the Company have been excluded.

u)	Concentration of risk

The main risks associated with the Company’s financial instruments are cash flow risk, liquidity risk, market risk and credit risk. The Company performs sensitivity analyses to measure potential losses in its operating results based on a theoretical increase of 100 basis points in interest rates and a 10% change in exchange rates. The Board of Directors approves the risk management policies that are proposed by the Company’s management.

Credit risk represents the potential loss from the failure of counterparties to completely comply with their contractual obligations. The Company is also exposed to market risks related to fluctuations in interest rates and exchange rates. In order to reduce the risks related to fluctuations in interest rates and exchange rates, the Company uses derivative financial instruments as hedges against its debt obligations.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 1 II.b)

Financial instruments that may potentially subject the Company to concentrations of credit risk are cash and cash equivalents, trade accounts receivable, and debt and derivative financial instruments. The Company’s policy is designed to avoid being overly exposed to any one financial institution; therefore, the Company’s financial instruments are maintained with different financial institutions located in different geographical areas.

The credit risk in accounts receivable is diversified, because the Company has a broad customer base that is geographically dispersed. The Company continuously evaluates the credit conditions of its customers and does not require collateral to guarantee collection of its accounts receivable. In the event the collection of accounts receivable deteriorates significantly, the Company’s results of operations could be adversely affected.

v)	Segments

Segment information is presented based on information used by the Company in its decision-making processes (see Note 17).

w)	Reclassifications

Certain captions shown in the 2007 financial statements as originally issued have been reclassified for uniformity of presentation with the 2008 financial statements.

An analysis is as follows:

			As originally reported 2007		Reclassifications		As reclassified 2007
Assets
Current assets:
Accounts receivable, net	(1)		P.	20,210,704	P.	(916,793)	P.	19,293,911
Derivative financial instruments	(1)					1,313,955		1,313,955
Prepaid expenses and others	(2)			2,838,094		(40,674)		2,797,420

Licenses, net	(2)			903,961		87,500		991,461
Deferred charges, net	(2)			1,323,914		(46,826)		1,277,088

Liabilities
Current liabilities:
Accounts payable and accrued liabilities	(1	)(3)		16,952,481		1,005,525		17,958,006
Taxes payable	(3)			2,008,785		(608,363)		1,400,422
Deferred credits	(4)			1,321,489		(284,683)		1,036,806

Deferred credits	(4)					284,683		284,683

(1)	Reclassification of derivative financial instruments
(2)	Reclassification of licenses
(3)	Reclassification of employee benefits
(4)	Reclassification of long-term deferred credits

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 1 II.b)

x)	New accounting pronouncements

I) Following is a discussion of the new accounting pronouncements issued by the Mexican Financial Reporting Standards Research and Development Board (Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, A.C. or “CINIF”) that became effective on January 1, 2008 and that affected TELMEX’s accounting policies:

Mexican FRS B-2, Statement of Cash Flows

Mexican FRS B-2 replaced Mexican accounting Bulletin B-12, Statement of Changes in Financial Position. Accordingly, the statement of cash flows substituted the statement of changes in financial position. The main differences between the statements lie in the fact that the statement of cash flows shows the entity’s cash inflows and outflows during the period, while the statement of changes in financial position shows the changes in the entity’s financial structure. Also, the statement of cash flows first presents income before taxes on profits, followed by cash flows from operating activities, then cash flows from investing activities and finally cash flows from financing activities.

As required under the transitory paragraphs of Mexican FRS B-2, the statement of cash flows is presented for the year ended December 31, 2008, which was prepared using the indirect method; and statements of changes in financial position are presented for the years ended December 31, 2007 and 2006.

Mexican FRS B-10, Effects of Inflation

Mexican FRS B-10 superseded Mexican accounting Bulletin B-10, Accounting Recognition for the Effects of Inflation on Financial Information. Mexican FRS B-10 defines the two economic environments that will be the basis on which to determine whether or not entities must recognize the effects of inflation on their financial information: i) inflationary, when cumulative inflation in the preceding three fiscal years is equal to or greater than 26%; and ii) non-inflationary, when cumulative inflation for the preceding three fiscal years is less than the aforementioned 26%. This standard requires that the effects of inflation on financial information must be recognized only when entities operate in an inflationary environment. Mexican FRS B-10 abolishes the use of the specific-indexation method for the valuation of imported fixed assets and the replacement-cost method for the valuation of inventories. Consequently, the result from holding non-monetary assets included in the excess (deficit) from the re-expression of stockholders’ equity must be identified with the assets giving rise to them. As it was not possible to identify such assets, the cumulative result from holding non-monetary assets, together with the initial effect from the adoption of Bulletin B-10 amounted to P.(79,419,845), net of deferred taxes, and were reclassified from accumulated other comprehensive income to retained earnings in stockholders’ equity. The Company found it impracticable to quantify the effects of inflation and the result from holding non-monetary assets in 2008 income statement.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 1 II.b)

The effect of the adoption of this standard on the Company’s 2008 financial statements was to cease recognizing the effects of inflation on its financial information and to reclassify the total amount of the result from holding non-monetary assets, net of deferred taxes, and the accumulated monetary position loss to retained earnings.

Mexican FRS B-15, Foreign Currency Translation

Mexican FRS B-15 replaced the previous Mexican accounting Bulletin B-15, Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations, incorporating the concepts of recording currency, functional currency and reporting currency, and eliminates the concept of integrated foreign operations and foreign entity established in Mexican accounting Bulletin B-15. This standard also establishes new procedures for translating financial information of a company’s foreign operations from its recording currency to its functional currency, and from the functional currency to the reporting currency. The application of the changes related to this standard was not significant.

The application of Mexican FRS B-15 is prospective; therefore, the financial statements from prior years have not been modified.

Mexican FRS D-3, Employee Benefits

Mexican FRS D-3, Employee Benefits, replaced Mexican accounting Bulleting D-3, Labor Obligations. The most significant changes contained in Mexican FRS D-3 are as follows: i) shorter periods for the amortization of unamortized items, with the option to credit or charge actuarial gains or losses directly to results of operations, as they are incurred; ii) elimination of the recognition of the additional minimum pension liability and the related recognition of intangible asset and comprehensive income item.

The scope of this standard includes the accounting treatment of employee profit sharing and requires the use of the asset and liability method in the computation of deferred taxes on profits to determine the deferred employee profit sharing asset or liability, as well as its effect on results of operations. This standard also establishes that the initial effect of recognizing deferred employee profit sharing is to be presented as an adjustment to retained earnings, unless it is related to other comprehensive income items not yet reclassified to income. Current-year and deferred employee profit sharing are recognized as an ordinary expense in the statement of income.

The application of this standard is prospective; therefore, the financial statements from prior years have not been modified. The effects of adopting Mexican FRS D-3 are disclosed in Note 11.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 1 II.b)

Mexican FRS D-4, Taxes on Profits

Mexican FRS D-4 replaced Mexican accounting Bulletin D-4, Accounting for Income Tax, Asset Tax and Employee Profit Sharing. The most significant changes included in this new standard with respect to Mexican accounting Bulletin D-4 are as follows: i) the concept of permanent differences is eliminated, since the use of the asset and liability method established in the new standard requires the recognition of deferred taxes on all differences in balance sheet accounts for financial and tax reporting purposes, regardless of whether they are permanent or temporary; ii) since current-year and deferred employee profit sharing is considered as an ordinary expense, it is excluded from this standard and is now addressed under Mexican FRS D-3; iii) asset tax is required to be recognized as a tax credit and, consequently, as a deferred income tax asset only in those cases in which there is certainty as to its future realization; and iv) the cumulative effect of adopting the prior Mexican accounting Bulletin D-4 must be reclassified to retained earnings, unless it is identified with items recognized in stockholders’ equity that are included in Accumulated other comprehensive items not yet reclassified to income.

The application of Mexican FRS D-4 did not have any effect on the financial statements of 2008. The application of Mexican FRS D-4 is prospective and so the financial statements of prior years presented for comparative purposes have not been modified.

II) Following is a discussion of the new accounting pronouncements that became effective on January 1, 2009, and that could affect TELMEX’s accounting policies:

Mexican FRS B-8, Consolidated and Combined Financial Statements

In November 2008, the CINIF issued Mexican FRS B-8, which is effective for fiscal years beginning on or after January 1, 2009. Mexican FRS B-8 replaces Mexican accounting Bulletin B-8, Consolidated and Combined Financial Statements and the Valuation of Long-Term Equity Investments. Mexican FRS B-8 establishes the overall guidelines for preparing and presenting consolidated or combined financial statements and transfers the guidance related to accounting for long-term equity investments to Mexican FRS C-7.

Unlike Mexican accounting Bulletin B-8, Mexican FRS B-8 does not require sub-holding companies to present consolidated financial statements under certain circumstances. In such cases, the investments in subsidiaries of these sub-holding companies are accounted for using the equity method.

This standard establishes that to determine the existence of control, the Company must consider any potential voting rights held that could be exercised or converted, regardless of management’s intention and ability to exercise them.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 1 II.b)

Also, unlike Bulletin B-8, this standard requires the financial statements of the consolidating entities to be prepared under the same Mexican FRS, eliminating the possibility to consolidate those entities that do not issue financial statements under Mexican FRS due to an obligation to present their financial statements under specific accounting standards.

This standard includes guidelines for the accounting treatment of special purpose entities and, upon adoption, abolishes the supplementary application of International Financial Reporting Standards SIC 12, Consolidation – Special Purpose Entities (SPEs). Mexican FRS B-8 establishes that specific purpose entities over which the Company exercises control must be consolidated.

Mexican FRS B-8, establishes that changes in equity interest that do not cause loss of control must be recognized as transactions between stockholders; therefore, any difference between the book value of the equity investment sold or acquired and the value of the consideration paid must be recognized in stockholders’ equity.

This standard also establishes that the recognition of push-down adjustments must not be recognized in the financial statements of the subsidiary and provides no transitional guidance in this regard. The Company expects that this standard will not have a material impact on its financial position and results of operations.

Mexican FRS C-7, Equity Investments in Affiliates and Other Long-term Equity Investments

In November 2008, the CINIF issued Mexican FRS C-7, which became effective for fiscal years beginning on or after January 1, 2009. The purpose of this standard is to establish guidelines for the accounting recognition of investments in affiliated companies, as well as for the recognition of any other long-term equity investments through which the reporting entity does not have control, joint control or exercise significant influence.

Unlike Mexican accounting Bulletin B-8, this standard establishes that there is significant influence when 10% or more of the voting shares in an entity that is listed on a stock exchange, or when it holds 25% or more of the voting shares in an entity not listed on a stock exchange. Mexican FRS C-7 also provides the guidelines for determining the existence of significant influence in the case of SPEs.

In identifying the existence of significant influence, both Mexican FRS B-8 and this standard require consideration of any potential voting rights held by the entity that might be exercised or converted, regardless of management’s actual intention and financial capacity to exercise such rights.

Investments in an affiliated company or an equity interest in an SPE over which the reporting entity exercises significant influence must be initially recognized at fair value, determined at the time of acquisition, and subsequently by applying the equity method of accounting. To apply the equity method, unlike Mexican accounting Bulletin B-8, the financial statements of the affiliated company must be prepared in conformity with Mexican Financial Reporting Standards.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 1 II.b)

This standard also establishes guidelines for the recognition of losses incurred by affiliated companies, since Mexican accounting Bulletin B-8 did not address this issue.

This standard establishes that the investment in affiliated companies must be tested for impairment when indicators of impairment exist, and modifies Mexican accounting Bulletin C-15, Impairment in the Value of Long-lived Assets, by establishing that the impairment of investments in affiliated companies must be presented as part of the caption Equity interest in income of unconsolidated subsidiaries and affiliates. The Company expects that this standard will not have a material impact on its financial position and results of operations.

Mexican FRS C-8, Intangible Assets

Mexican FRS C-8 was issued by the CINIF in December 2008 to replace Mexican accounting Bulletin C-8, Intangible Assets and will become effective for fiscal years beginning on or after January 1, 2009.

Unlike Mexican accounting Bulletin C-8, this standard establishes that separability is not the only condition necessary to determine that an intangible asset is identifiable. Mexican FRS C-8 also provides additional guidance on the accounting recognition of intangible assets acquired through exchange transactions and eliminates the presumption that the useful life of an intangible asset could not exceed twenty years. Furthermore, the standard adds the requirement of an accelerated amortization period as a condition for impairment and modifies the definition of pre-operating costs.

Lastly, Mexican FRS C-8 establishes the accounting treatment for disposals of intangible assets resulting from sale, abandonment or exchange. The Company expects that this standard will not have a material impact on its financial position and results of operations.

2. Discontinued Operations

On December 21, 2007, the stockholders of TELMEX approved the split-up of the Company’s subsidiaries with operations in Latin American, as well as its Yellow Pages business. As a result of the split-up, Telmex Internacional, S.A.B. de C.V. (Telmex Internacional) was incorporated on December 26, 2007 and the outstanding shares of Controladora de Servicios de Telecomunicaciones, S.A. de C.V. (formerly the sub-holding company of TELMEX) were transferred to it. The split-up was effective for legal, accounting and tax purposes as of December 26, 2007, on which date Telmex Internacional was legally incorporated as a separate Mexican company and from which time the Company ceased to have control over the subsidiary mentioned above.

At the same stockholders’ meeting held on December 21, 2007, it was determined that the entities would adjust their stockholders’ equity to recognize the treasury resources including cash and cash equivalents used in the purchase of the shares of TELMEX, until the date on which the shares of Telmex Internacional commenced to trade separately.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 1 II.b)

The terms of the split-up established that neither TELMEX nor Telmex Internacional would hold shares of the other. At the time of the split-up, each TELMEX stockholder became an owner of the same number and class of shares in Telmex Internacional that they held in TELMEX. Consequently, both companies were then controlled by the same group of stockholders.

From the date on which Telmex Internacional was incorporated until the date the shares of TELMEX and Telmex Internacional began to trade separately, TELMEX continued acquiring both its own shares and shares in Telmex Internacional.

The shares acquired by TELMEX in the name of Telmex Internacional amounted to P.3,571,744, which in conformity with the resolutions adopted by the Board of Directors were transferred to Telmex Internacional as part of the split-up in cash and cash equivalents. Telmex Internacional then paid TELMEX for the value of the shares that TELMEX acquired in the name of Telmex Internacional, and the related amounts and treasury shares of both companies were adjusted accordingly.

The relationship between TELMEX and Telmex Internacional is limited to: i) ordinary commercial relationships, such as those related to international traffic termination services and the preparation and distribution of telephone directories; ii) agreements relating to the execution of the split-up; and iii) certain temporary agreements that will remain in force until Telmex Internacional has developed its own administrative structure.

In these financial statements, all income and expenses of Telmex Internacional are presented in the statement of income under the caption “Income from discontinued operations, net of income tax.” The amounts included in the 2007 and 2006 financial statements prior to the split-up and their corresponding notes were restructured to present only the assets and liabilities and revenues, costs and expenses of the continuing operations of TELMEX, excluding the amounts from the discontinued operations.

All the assets and liabilities of the split-up operations were transferred to Telmex Internacional at book value. The amount of stockholders’ equity transferred to Telmex Internacional in the split-up represents the difference between the assets and liabilities that were transferred and was recognized as a reduction in the stockholders’ equity of TELMEX at the date of the split-up.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 1 II.b)

A summary of the statements of income of the split-up operations for the twelve-month periods ended December 31, 2007 and 2006 are as follows:

Statements of Income

	Year ended December 31,
	2007		2006
Operating revenues	P.	68,042,515	P.	65,799,021
Operating costs and expenses		57,545,898		61,834,214

Operating income		10,496,617		3,964,807

Employee profit sharing		62,279		55,350
Other expenses, net		180,413		(1,583,765)

Comprehensive financing cost, net		297,876		2,008,699
Equity interest in net income of affiliates		(689,075)		(577,567)

Income before taxes on profits		10,645,124		4,062,090
Provision for income tax		3,478,812		1,447,059

Net income	P.	7,166,312	P.	2,615,031

Distribution of net income:
Majority interest	P.	6,595,675	P.	1,951,101
Noncontrolling interest		570,637		663,930

	P.	7,166,312	P.	2,615,031

Earnings per share	P.	0.34	P.	0.09

3. Marketable Securities

An analysis of the Company’s investments in marketable securities at December 31, 2007 is as follows:

	Cost		Market value
Shares	P.	621,253	P.	709,346
Corporate bonds		11,050		8,798

Total	P.	632,303	P.	718,144

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 1 II.b)

At December 31, 2007, the net unrealized gain on marketable securities was P. 85,841.

The gain on the sale of shares in 2008 was P. 129,668 (P. 192,643 in 2007 and loss of P.444 in 2006), which corresponds to the difference between the original cost of the shares and their market value at the time of the sale. The gain on valuation of disposed marketable securities in 2008 was P. 36,948, which consisted of a gain on shares of P. 37,334 and a loss on corporate bonds of P. 386.

In 2006, the Company acquired 20.7 million common shares in Portugal Telecom, (Portugal Telecom) for P. 2,956,819 (U.S.$252.3 million) and sold 0.7 million shares for P. 99,684 (U.S.$ 8.7 million). In 2008, 2007 and 2006, the Company sold 5.0 million shares for P. 750,921 (U.S.$ 68.7 million), 15.0 million shares for P. 2,236,333 (U.S.$ 204.8 million) and 0.7 million shares for P.99,684 (U.S.$ 8.7 million), respectively.

4. Accounts Receivable

An analysis of accounts receivable at December 31, 2008 and 2007 is as follows:

	2008		2007
Customers	P.	18,335,111	P.	17,851,875
Related parties (Note 14)		975,362		750,908
Net settlement receivables		478,991		406,297
Other		3,403,969		2,010,800

		23,193,433		21,019,880

Less:
Allowance for doubtful accounts		2,384,670		1,725,969

Total	P.	20,808,763	P.	19,293,911

An analysis of activity in the allowance for doubtful accounts for the years ended December 31, 2008, 2007 and 2006 is as follows:

	2008		2007		2006
Beginning balance at January 1	P.	1,725,969	P.	1,808,773	P.	2,153,928
Increase charged to expenses		1,551,988		1,349,248		920,316
Charges to allowance		(893,287)		(1,373,875)		(1,184,603)
Monetary effect				(58,177)		(80,868)

Ending balance at December 31	P.	2,384,670	P.	1,725,969	P.	1,808,773

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 1 II.b)

5. Plant, Property and Equipment

a) An analysis of plant, property and equipment at December 31, 2008 and 2007 is as follows:

	2008		2007
Telephone plant and equipment	P.	314,077,075	P.	310,040,259
Land and buildings		36,987,698		36,845,783
Computer equipment and other assets		47,564,938		43,021,758

		398,629,711		389,907,800

Less:
Accumulated depreciation		286,221,263		269,684,433

Net		112,408,448		120,223,367
Construction in progress and advances to equipment suppliers		456,929		425,192

Total	P.	112,865,377	P.	120,648,559

b) Depreciation of the telephone plant is calculated at annual rates ranging from 3.3% to 20.0%. The rest of the Company’s assets are depreciated at rates ranging from 10% to 33.3%. Depreciation charged to operating costs and expenses was P. 17,815,050 in 2008, P.18,290,793 in 2007 and P. 18,603,118 in 2006.

6. Licenses

An analysis of licenses cost and their amortization at December 31, 2008 and 2007 is as follows:

	2008		2007
Investment	P.	1,763,296	P.	1,627,992
Less:
Accumulated amortization		738,269		636,531

Net	P.	1,025,027	P.	991,461

An analysis of the changes in 2008, 2007 and 2006 is as follows:

	Balance at January 1, 2008		Investment and amortization for the year		Effect of translation		Balance at December 31, 2008
Investment	P.	1,627,992	P.	135,271	P.	33	P.	1,763,296
Accumulated amortization		636,531		101,703		35		738,269

Net	P.	991,461	P.	33,568	P.	(2)	P.	1,025,027

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 1 II.b)

	Balance at January 1, 2007		Investment and amortization for the year		Effect of translation		Balance at December 31, 2007
Investment	P.	1,534,141	P.	93,766	P.	85	P.	1,627,992
Accumulated amortization		544,970		91,446		115		636,531

Net	P.	989,171	P.	2,320	P.	(30)	P.	991,461

	Balance at January 1, 2006		Investment and amortization for the year		Effect of translation		Balance at December 31, 2006
Investment	P.	1,510,398	P.	23,531	P.	212	P.	1,534,141
Accumulated amortization		449,686		94,819		465		544,970

Net	P.	1,060,712	P.	(71,288)	P.	(253)	P.	989,171

The amortization expense of other deferred charges was P. 48,316, P. 43,046 and P.13,466 for the years ended December 31 2008, 2007 and 2006, respectively.

7. Equity Investments

An analysis of equity investments in affiliates and other companies at December 31, 2008 and 2007, and a brief description of each, is as follows:

	2008		2007
Equity investments in:
Grupo Telvista, S.A. de C.V.	P.	726,342	P.	502,419
2Wire, Inc.		276,000		542,568
Other		491,791		483,151

	P.	1,494,133	P.	1,528,138

Investments in affiliates

Grupo Telvista

TELMEX holds 45% of the capital stock of Grupo Telvista, S.A. de C.V. which, through its subsidiaries, provides telemarketing services in Mexico and the U.S.A. For the year ended December 31, 2008, TELMEX’s equity interest in the net income of Grupo Telvista gave rise to a credit to results of operations of P. 154,795 (P. 57,474 in 2007 and P.36,935 in 2006) and a credit to stockholders’ equity of P. 69,128.

2Wire

TELMEX holds 13% of the capital stock of 2Wire, Inc. (2Wire), which is a broadband platform service provider for homes and businesses located in the U.S.A. For the year ended December 31, 2008, TELMEX’s equity interest in the net loss of 2Wire gave rise to a charge to results of operations of P. 266,568 (P. 78,726 in 2007 and P.70,535 in 2006) and a charge to stockholders’ equity of P.4,682 in 2006.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 1 II.b)

Equity method

For the years ended December 31, 2008, 2007 and 2006, equity interest in other affiliates represented a credit to results of operations of P. 49,660, P. 38,497 and P.42,323, respectively, and credits to stockholders’ equity of P. 37,718, P. 1,703 and P.1,030, respectively.

8. Long-term Debt

Long-term debt consists of the following:

	Weighted average interest rate at December 31		Maturities from	Balance at December 31
	2008	2007	2009 through	2008	2007
Debt denominated in foreign currency:
Senior notes	5.1%	4.9%	2015	P.23,670,364	P.	29,882,050
Banks	1.8%	5.0%	2018	61,013,202		43,331,074
Other	2.0%	2.0%	2022	271,881		248,990

Total debt denominated in foreign currency				84,955,447		73,462,114

Debt denominated in Mexican pesos:
Senior notes	8.8%	8.8%	2016	4,500,000		4,500,000
Domestic senior notes	8.8%	8.2%	2037	14,800,000		10,700,000
Banks	8.6%	7.6%	2010	2,800,000		2,800,000

Total debt denominated in Mexican pesos				22,100,000		18,000,000

Total debt				107,055,447		91,462,114
Less short-term debt and current portion of long-term debt				22,883,092		12,282,260

Long-term debt				P.84,172,355	P.	79,179,854

The above-mentioned rates are subject to market variances and do not include the effect of the Company’s agreement to reimburse certain lenders for Mexican withholding taxes. The Company’s weighted average cost of debt at December 31, 2008 (including interest expense, interest rate swaps, fees and withholding taxes, and excluding exchange rate variances) was approximately 6.2% (6.9% in 2007).

The Company’s short-term debt and the current portion of long-term debt at December 31, 2008 is P. 22,883,092 (P. 12,282,260 in 2007), which primarily includes P. 19,983,092 in bank loans (P. 1,392,557 in 2007) and domestic senior notes of P. 2,900,000 (senior notes of P. 10,866,200 in 2007).

Senior notes:

a)	In November 2008, TELMEX repaid a bond of P. 13,151,147 (U.S.$ 1,000 million, nominal amount) that was issued in November 2003 and bore an annual interest of 4.5%, payable semiannually. For the year ended December 31, 2008, interest expense on the bond was P. 442,078 (P. 524,959 in 2007 and P.550,203 in 2006).

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 1 II.b)

b)	On January 27, 2005, TELMEX issued bonds in the amount of P. 16,348,066 (U.S.$ 1,300 million) divided into two issuances of P. 8,174,033 (U.S.$ 650 million) each. The first matures in 2010 and bears an annual interest of 4.75%, and the second matures in 2015 and bears an annual interest of 5.5%. Interest is payable semiannually. On February 22, 2005, the bond offerings were reopened and the first issuance was increased from P. 8,174,033 to P. 11,870,243 and the second was increased to P. 10,022,138 (U.S.$ 950 million and U.S.$ 800 million, respectively). For the year ended December 31, 2008, interest expense on these bonds was P. 1,025,848 (P. 1,046,639 in 2007 and P.1,089,391 in 2006).

c)	On January 26, 2006, TELMEX issued a bond denominated in Mexican pesos abroad in the amount of P. 4,500,000 (nominal amount), which matures in 2016 and bears an annual interest of 8.75%. For the year ended December 31, 2008, interest expense on the bond was P. 409,655 (P. 414,940 in 2007 and P.407,563 in 2006).

Syndicated loan:

In 2004, the Company entered into a syndicated loan, which was restructured in 2005 and 2006 to improve the credit conditions and increase the total loan amount to P. 34,531,521 (U.S.$ 3,000 million), split into three tranches. The first tranche is for P.14,963,659 (U.S.$ 1,300 million) and has a three-year maturity. The second tranche is for P. 11,510,507 (U.S.$ 1,000 million) and has a five-year maturity. The third tranche is for P. 8,057,355 (U.S.$ 700 million) with a seven-year maturity. The balance of these loans at December 31, 2008 is included under Bank loans (debt denominated in foreign currency).

On June 30, 2006, TELMEX entered into a syndicated loan agreement in the amount of P. 5,986,554 (U.S.$ 500 million), split into two tranches in equal amounts of P. 2,993,277 (U.S.$ 250 million), with maturities of four years and six years, respectively.

Substantially all of the bank loans bear interest equal to the London Inter-Bank Offered Rate (LIBOR) plus a specified margin. For the year ended December 31, 2008, interest expense on these loans was P. 1,425,514 (P. 2,341,463 in 2007 and P.1,969,923 in 2006).

Domestic senior notes (“Certificados Bursátiles”):

On September 30, 2005, TELMEX obtained authorization from the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores or “CNBV”) for a program to issue long-term domestic senior notes in a total amount of P.10,000,000 (nominal amount). At December 31, 2006, TELMEX had issued domestic senior notes in the amount of P. 518,800 (P.500,000 nominal amount) under this program. At December 31 2007, the full amount of the domestic senior notes authorized under the program had been issued.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 1 II.b)

On December 19, 2007, TELMEX obtained authorization from the CNBV for a program to issue long-term domestic senior notes in a total amount of P. 10,000,000 (nominal amount). In April 2008, domestic senior notes in the amount of P. 1,600,000 were issued.

Some domestic senior notes bear fixed-rate interest, while others bear interest equal to a specified margin below the Mexican interbank equilibrium interest rate (“TIIE”). For the year ended December 31, 2008, interest expense on long-term domestic senior notes was P. 1,004,242 (P. 1,011,961 in 2007 and P.685,853 in 2006).

Lines of credit:

At December 31, 2008, TELMEX had long-term lines of credit with certain foreign financial institutions. The unused portion of committed lines of credit totaled approximately P. 1,660,051 (U.S.$ 122.6 million), with a floating rate that approximates LIBOR plus 50 basis points.

Debt prepayments:

In 2008, TELMEX prepaid a portion of its debt with a number of financial institutions of approximately P. 20,901 (U.S.$ 1.6 million). In 2007, TELMEX prepaid a portion of its debt with various financial institutions in the amount of P. 2,596,637 (approximately U.S.$ 239.1 million) for which it paid P. 1,861 (U.S.$ 171 thousand) as a prepayment premium that is included in financing cost.

Restrictions:

The above-mentioned debt is subject to certain restrictions with respect to maintaining certain financial ratios, as well as restrictions on selling a significant portion of groups of assets, among others. At December 31, 2008, the Company was in compliance with all these requirements.

A portion of the debt is also subject to early maturity or repurchase at the option of the holders in the event of a change in control of the Company, as so defined in each instrument. The definition of change in control varies from instrument to instrument; however, no change in control shall be considered to have occurred as long as Carso Global Telecom, S.A.B. de C.V. (Carso Global Telecom) (TELMEX’s controlling company) or its current stockholders continue to hold the majority of the Company’s voting shares.

Foreign currency debt:

An analysis of the foreign currency denominated debt at December 31, 2008 is as follows:

	Foreign currency (in thousands)	Exchange rate at December 31, 2008 (in units)		Equivalent in Mexican pesos
U.S. dollar	6,034,576	P.	13.5383	P.	81,697,897
Japanese yen	19,891,200		0.1501		2,985,669
Euro	14,201		19.1432		271,881

Total				P.	84,955,447

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 1 II.b)

Long-term debt maturities at December 31, 2008 are as follows:

Years	Amount
2010	P.	20,275,977
2011		15,268,317
2012		12,504,485
2013		7,722,535
2014 and thereafter		28,401,041

Total	P.	84,172,355

Hedges:

At December 31, 2008 and 2007, the financial instruments held by the Company are as follows:

	2008				2007
	Notional		Fair value		Notional		Fair value
Financial instrument	(in millions)				(in millions)
Cross currency swaps	U.S.$	5,451	P.	20,913	U.S.$	3,420	P.	1,605
Forwards dollar-peso (Note 9)					U.S.$	3,160		(216)
Interest-rate swaps in pesos	P.	23,752		(369)	P.	23,752		(82)
Interest-rate swaps in dollars	U.S.$	100		(30)	U.S.$	1,150		123
Interest-rate swaps in dollars					U.S.$	1,050		(72)
Cross currency coupon swaps	U.S.$	350		(95)	U.S.$	300		(260)

Total			P.	20,419			P.	1,098

To reduce the risks related to fluctuations in exchange rates and interest rates, the Company uses derivative financial instruments as hedges associated with its debt. The derivative financial instruments principally used by the Company are as follows:

Cross currency swaps

At December 31, 2008, the Company has cross currency swaps that hedge foreign currency denominated liabilities of P.73,799,967 (U.S.$ 5,451 million) (P. 37,162,404 or U.S.$ 3,420 million in 2007). These cross currency swaps hedge the exchange rate and interest rate risks associated with bonds that mature in 2010 and 2015 in the total amount of U.S.$ 1,750 million and bank loans that mature from 2009 to 2018 in the total amount of U.S.$ 3,701 million. These agreements allow TELMEX to fix the parity of such debt at a weighted average exchange rate of P. 10.6889 per U.S. dollar, as well as establish a fixed interest rate of 7.52% for the bonds maturing in 2010 and 8.57% for the bonds maturing in 2015, and a fixed rate equal to the average 28-day TIIE, less a specified margin, for the bank loans.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 1 II.b)

For the year ended December 31, 2008, the Company recognized a credit of P. 15,989,651 (credit of P. 93,087 in 2007 and charge of P. 79,324 in 2006) in financing cost for these cross currency swaps due to the changes in their fair value. Additionally, the Company recognized a net credit of P. 292,223 for the early termination of cross currency swaps.

Forwards dollar-peso

In 2008, the Company settled its short-term foreign currency forwards of P. 34,331,759 (U.S.$ 3,160 million). In response to current market conditions, the Company replaced the forwards with cross currency swaps, but maintained U.S.$ 625 million in foreign currency forwards through November 2008 to hedge the payment of the bond of U.S.$ 1,000 million at that date. Consequently, at December 31, 2008, the Company had no forward contracts outstanding. At December 31, 2007, the Company had forward contracts outstanding in the amount of P. 34,331,759 (U.S.$ 3,160 million). For the year ended December 31, 2008, the Company recognized a net charge of P. 1,690,380 (charge of P. 578,926 in 2007 and credit of P. 51,925 in 2006) as part of financing cost due to changes in the fair value of these forwards.

Interest rate swaps

At December 31, 2008 and 2007, the Company had interest rate swaps for an aggregate notional amount of P. 23,752,125 to hedge the floating rate risk of its debt in Mexican pesos, fixing such rate at an average of 8.19%. Additionally, at December 31, 2008, the Company had interest rate swaps in U.S. dollars for an aggregate notional amount of P. 1,353,830 (U.S.$ 100 million), paying a fixed rate of 4.47% and receiving the three-month LIBOR rate, to cover U.S. dollar denominated debt with a floating interest rate that matures in October 2009. These interest rate swaps expire in August 2009 and changes in their fair value is recognized in financing cost.

At December 31, 2007, the Company had interest rate swaps in U.S. dollars for an aggregate notional amount of P. 12,496,130 (U.S.$ 1,150 million), paying a fixed rate and receiving the six-month LIBOR rate, as well as for an aggregate notional amount of P.11,409,510 (U.S.$ 1,050 million), paying the six-month LIBOR rate and receiving a fixed rate. For both swaps, U.S.$ 1,050 million expired in 2008.

During 2008, the Company entered into currency coupon swaps that cover interest payments of P. 4,738,405 (U.S.$ 350 million) (P. 3,259,860, or U.S.$ 300 million, for 2007). There were no currency coupon swaps in 2006.

For the year ended December 31, 2008, the Company recognized a net expense for these swaps in financing cost of P. 2,282,554 (P. 673,874 in 2007 and P.180,988 in 2006). Additionally, for the year ended December 31, 2007, the Company recognized an expense of P. 267,047 (P.569,786 in 2006), due to the replacement of interest rate swap contracts denominated in Mexican pesos.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 1 II.b)

The Company’s derivative financial instruments are acquired in over-the-counter markets, mostly from the same financial institutions with which it has contracted its debt.

Several of the Company’s agreements under which it has negotiated its derivative financial instruments require margin calls when the fair value of the derivatives exceeds the Company’s existing credit lines of U.S.$ 290 million. At December 31, 2008, 63% of the Company’s outstanding derivatives correspond to these types of agreements; however, no margin calls had been required at such date.

9. Accounts Payable and Accrued Liabilities

An analysis of accounts payable and accrued liabilities is as follows:

	December 31
	2008		2007
Suppliers	P.	4,471,128	P.	5,549,068
Employee benefits		3,012,967		3,252,390
Related parties (Note 14)		1,993,079		2,822,351
Accrual for other contractual employee benefits		1,310,570		1,151,700
Vacation accrual		1,287,747		1,256,783
Interest payable		1,187,525		1,142,003
Sundry creditors		277,838		336,922
Derivative financial instruments (Note 8)				215,876
Other		2,377,252		2,230,913

	P.	15,918,106	P.	17,958,006

The activity in the main accruals for the years ended December 31, 2008, 2007 and 2006 is as follows:

Accrual for other contractual employee benefits:

	2008		2007		2006
Beginning balance at January 1	P.	1,151,700	P.	1,131,334	P.	1,226,045
Increase charged to expenses		3,588,400		3,434,180		3,690,215
Payments		(3,429,530)		(3,371,492)		(3,738,313)
Monetary effect				(42,322)		(46,613)

Ending balance at December 31	P.	1,310,570	P.	1,151,700	P.	1,131,334

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 1 II.b)

Vacation accrual:

	2008		2007		2006
Beginning balance at January 1	P.	1,256,783	P.	1,234,716	P.	1,233,780
Increase charged to expenses		1,656,930		2,690,063		2,600,485
Payments		(1,625,966)		(2,621,810)		(2,550,372)
Monetary effect				(46,186)		(49,177)

Ending balance at December 31	P.	1,287,747	P.	1,256,783	P.	1,234,716

10. Deferred Credits

Deferred credits consist of the following at December 31, 2008 and 2007:

	2008		2007
Short-term:
Advance billings	P.	1,044,877	P.	1,010,148
Advances from customers		735,238		26,658

		1,780,115		1,036,806
Long-term:
Advance billings		411,106		284,683

Total	P.	2,191,221	P.	1,321,489

11. Labor Obligations

a)	Pensions plans and seniority premiums

Substantially all of the Company’s employees are covered under defined benefits pension plans and seniority premiums. Pension benefits are determined on the basis of compensation of employees in their final year of employment, their seniority, and their age at the time of retirement.

TELMEX has set up an irrevocable trust fund to finance its plans and has adopted the policy of making annual contributions to such fund, which are deductible for Mexican corporate income tax and employee profit sharing purposes. The most important information related to labor obligations is as follows:

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 1 II.b)

Analysis of net periodic cost:

	2008		2007		2006
Labor cost	P.	4,333,194	P.	3,672,437	P.	3,327,889
Financial cost on defined benefit obligation		14,344,072		9,013,577		8,019,378
Projected return on plan assets		(15,571,525)		(9,585,397)		(8,320,936)
Amortization of past services		1,344,971		1,339,448		1,339,448
Amortization of variances in assumptions (1)		201,412		55,701		284,042

Net periodic cost	P.	4,652,124	P.	4,495,766	P.	4,649,821

(1)	Includes P. 99,125 in 2008 for the amortization of the initial balance of the actuarial loss, which is presented in the statement of income under the caption “Other expenses, net,” in conformity with Mexican FRS D-3.

Analysis of the defined benefit obligation:

	2008		2007
Present value of labor obligations:
Vested benefit obligation	P.	93,175,620	P.	75,647,910
Non-vested benefit obligation and effect of salary projection		83,007,215		83,836,131

Defined benefit obligation at end of year	P.	176,182,835	P.	159,484,041

Analysis of changes in the defined benefit obligation:

	2008		2007
Defined benefit obligation at beginning of year	P.	159,484,041	P.	135,374,665
Labor cost		4,333,194		3,672,437
Financial cost on defined benefit obligation		14,344,072		9,013,577
Actuarial loss		6,662,976		18,706,480
Benefits paid to employees		(194,437)		(159,139)
Payments from trust fund		(8,447,011)		(7,123,979)

Defined benefit obligation at end of year	P.	176,182,835	P.	159,484,041

Analysis of changes in plan assets:

	2008		2007
Established fund at beginning of year	P.	156,979,097	P.	143,585,989
Projected return on plan assets		15,571,525		9,585,397
Actuarial (loss) gain		(22,949,640)		10,866,755
Contributions to trust fund		4,321,922		64,935
Payments from trust fund		(8,447,011)		(7,123,979)

Established fund at end of year	P.	145,475,893	P.	156,979,097

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 1 II.b)

Analysis of the net projected asset:

	2008		2007
Insufficiency of plan assets for defined benefit obligation	P.	(30,706,942)	P.	(2,504,944)
Unamortized actuarial loss		45,870,415		16,459,211
Transition liability		156,395		1,466,562
Past service cost and changes to plan		165,534		200,338

Net projected asset	P.	15,485,402	P.	15,621,167

In 2008, the actuarial loss of P. 29,612,616 resulted from (i) the effect of an unfavorable actuarial variance of P. 22,949,640 due to the behavior of the plan assets resulting from a decrease in the value of investments in shares of companies and in fixed-yield investments due to variances in reference rates, and (ii) an actuarial loss of P. 6,662,976, attributable principally to the number of employees who retired was greater than the number estimated at the beginning of the year, the Company updating its mortality table, and the mortality rate of retired employees was less than the rate estimated at the beginning of the year.

In 2007, the net actuarial loss of P. 7,839,725 resulted from (i) the effect of a favorable actuarial difference of P. 10,866,755 due to the behavior of the plan assets invested in shares of companies listed on the Mexican Stock Exchange, and (ii) an actuarial loss of P. 18,706,480 attributable principally to changes made to the discount rates of the obligations based on long-term and low-risk financial instruments, changes in the experience with retired personnel, and differences between the inflation rate and the increase in salaries.

At December 31, 2008, 2007 and 2006, the rates used in the actuarial study are as follows:

	2008 Nominal rates %	2007 Real rates %	2006 Real rates %
Discount of labor obligations:
Long-term average	9.20	5.51	5.72
Increase in salaries:
Long-term average	4.50	0.97	0.94

Based on the provisions of Mexican FRS D-3, as of January 1, 2008, the actual financial valuation rates were replaced with nominal rates. This change has no effect on the calculation of labor obligations, since these rates are consistent with the rates used in the actuarial valuation at December 31, 2007 (i.e., the long-term inflation rate, discount rate and salary increase rate are the same as those selected for 2007).

At December 31, 2008, 45.9% (53.8% in 2007) of plan assets were invested in fixed-yield securities and the remaining 54.1% (46.2% in 2007) in variable-yield securities.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 1 II.b)

b)	Termination benefits

The most important information related to the liability for termination benefits is as follows:

Analysis of net periodic cost:

	2008		2007		2006
Labor cost	P.	15,188	P.	13,371	P.	24,536
Financial cost on defined benefit obligation		14,599		9,623		18,218
Amortization of variances in assumptions (1)		(87,699)		(31,680)		68,350

Net periodic gain	P.	(57,912)	P.	(8,686)	P.	111,104

(1)	Includes P. 36,206 in 2008 for the amortization of the initial balance of the actuarial gain, which is presented in the statement of income under the caption “Other expenses, net,” in conformity with Mexican FRS D-3.

The activity in the termination pay liability is as follows:

	2008		2007
Balance at beginning of year	P.	208,406	P.	240,274
Net periodic gain		(57,912)		(8,686)
Payments		(2,860)		(23,182)

Balance at end of year	P.	147,634	P.	208,406

Analysis of labor obligations for termination benefits:

	2008		2007
Unfunded defined benefit obligation	P.	147,634	P.	172,200
Unamortized actuarial gain				36,206

Net projected liability	P.	147,634	P.	208,406

c)	Employee profit sharing

TELMEX is obligated to pay profit sharing to its employees in Mexico, in addition to their contractual compensation and benefits. For the years ended December 31, 2008, 2007 and 2006, employee profit sharing was based on 10% of the Company’s taxable income, excluding certain inflation effects and the re-expression of depreciation expense.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 1 II.b)

The cumulative effect of deferred employee profit sharing at the beginning of 2008 resulting from the adoption of Mexican FRS D-3 was P. 5,820,412 and was charged to stockholders’ equity. The deferred employee profit sharing gave rise to a credit to stockholders’ equity for deferred income tax of P. 1,630,277. Accordingly, the net effect of the adoption of Mexican FRS D-3 was a charge to stockholders’ equity of P. 4,190,135. The 2007 financial statements remained unchanged by the new standard. For the year ended December 31, 2008, the deferred employee profit sharing provision represented a credit to results of operations of P.1,400,171, which was recognized in the statements of income under the caption “Other expenses, net.”

At December 31, 2008, the Company recognized deferred employee profit sharing on the following temporary items:

	2008
Deferred employee profit sharing assets:
Allowance for bad debts and slow-moving inventories	P.	210,874
Advance billings		184,219
Accrued liabilities		372,944
Exchange loss on debt		409,247

		1,177,284

Deferred employee profit sharing liabilities:
Fixed assets		(3,842,874)
Inventories		(9,139)
Licenses		(49,900)
Labor obligations		(1,538,794)
Prepaid expenses		(167,311)
Derivative financial instruments		(419,172)

		(6,027,190)

Deferred employee profit sharing liability, net	P.	(4,849,906)

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 1 II.b)

12. Foreign Currency Position and Transactions

a) At December 31, 2008 and 2007, the Company had the following foreign currency denominated assets and liabilities:

	Foreign currency in millions
	2008	Exchange rate at December 31, 2008	2007	Exchange rate at December 31, 2007
Assets:
U.S. dollar	183	P. 13.54	202	P. 10.87
Liabilities:
U.S. dollar	6,235	13.54	7,028	10.87
Japanese yen	19,891	0.15
Euro	14	19.14	16	15.88

At May 26, 2009, the exchange rates are as follows:

Foreign currency	Exchange rate
U.S. dollar	P. 13.17
Japanese yen	0.14
Euro	18.41

b) For the years ended December 31, 2008, 2007 and 2006, the Company had the following transactions denominated in foreign currencies. Currencies other than the U.S. dollar were translated to U.S. dollars using the average exchange rate for the year.

	Millions of dollars
	2008		2007		2006
Revenues	U.S.$	514	U.S.$	492	U.S.$	432
Operating costs and expenses		329		335		262
Interest income		4		4		12
Interest expense		297		393		357

13. Commitments and Contingencies

Commitments

At December 31, 2008, TELMEX has non-cancelable commitments for the purchase of equipment of P. 4,520,320 (P. 5,170,915 in 2007), which include P. 798,792 (P. 1,561,647 in 2007) for non-cancelable commitments with related parties. Payments made under the related purchase agreements aggregated to P. 3,173,710 in 2008 (P. 4,169,109 in 2007 and P.3,285,630 in 2006).

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 1 II.b)

Contingencies

a) In December 1995, a company that provides cellular telephone services filed a formal complaint against Teléfonos de México, S.A.B. de C.V. with the Federal Commission of Economic Competition (“COFECO”) for alleged monopolistic practices and unjust concentration.

In July 2001, COFECO ruled that TELMEX is responsible for monopolistic practices and unjust concentration. TELMEX filed a motion to reconsider against the ruling, but COFECO ruled that the motion was unfounded and the original ruling was therefore upheld.

The Company filed an action for annulment against COFECO’s ruling with the Federal Tax and Administrative Court, but the filing was declared to be unfounded. Accordingly, TELMEX filed for a petition for protection (amparo) against the ruling, which was resolved favorably for TELMEX. In compliance with the ruling, the court declared the resolution issued by COFECO to be null and void. As a result, COFECO filed an appeal, which the Company believes, based on the advice of external lawyers who are handling this matter, will be ruled inadmissible.

b) In November 2005, COFETEL issued the guidelines that TELMEX must abide by for making changes to local service areas. In March 2007, COFETEL ordered the consolidation of a package of 70 local service areas and, in September 2008, another package of 125 local service areas, each with its own schedule. Teléfonos de México, S.A.B. de C.V. has challenged COFETEL’s orders through the corresponding legal procedures, which is currently still pending.

The Company believes, based on the advice of external lawyers who are handling this matter, that although the Company’s arguments are well-founded, there is no guarantee that TELMEX will actually obtain favorable results.

c) Between November 2007 and February 2008, COFECO initiated seven inquests to evaluate if there are any operators that have substantial control in certain markets. The preliminary findings of four of these inquests have been issued, in which COFECO has determined that Teléfonos de México, S.A.B. de C.V. has substantial control in the following areas: (i) termination of public switched traffic; (ii) origination of public switched traffic; (iii) local transit services; and (iv) leasing of lines or circuits. TELMEX has expressed its disagreement with the proceedings, objected to the findings and has submitted evidence against the allegations. These proceedings are in the stage of hearing the evidence and allegations. The final report for each one of the proceedings is currently pending.

In the three remaining proceedings, COFECO is investigating to determine if TELMEX engaged in monopolistic practices in the following areas: (i) the broad-band Internet market for domestic residential customers; (ii) the fixed-network interconnection services markets; and (iii) the inter-urban transport for switched long distance traffic services market. These proceedings are currently in the stage of requesting information.

In the first four cases of the investigations mentioned above, COFECO could rule that Teléfonos de México, S.A.B. de C.V. could be deemed an economic agent that exercises substantial control over these relevant markets and then issue a statement of dominance. Consequently, through an additional proceeding with COFETEL, Teléfonos de México, S.A.B. de C.V. could be subject to specific obligations imposed by COFECO regarding rates, the quality of services and other information. In the last three cases, COFECO could determine that Teléfonos de México, S.A.B. de C.V. engages in monopolistic practices and eventually impose fines against the Company.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 1 II.b)

Notwithstanding the fact that the arguments of Teléfonos de México, S.A.B. de C.V. are considered to be well founded, the Company believes, based on the advice of external lawyers who are handling the above-mentioned cases that there is no certainty that the Company will obtain favorable results.

d) The Mexican Social Security Institute (IMSS) audited Teléfonos de México, S.A.B. de C.V. for the period from 1997 to 2001. As a result of the audit, IMSS determined that Teléfonos de México, S.A.B. de C.V. owed approximately P. 330,000 (historical amount) as of July 2, 2003 in past due obligations, fines, surcharges, re-expression for inflation and interest. Teléfonos de México, S.A.B. de C.V. filed an appeal to nullify these findings and related assessment with the Federal Court of Justice for Tax and Administrative Matters. In accordance with Mexican law, by means of a trust fund established with a banking institution, the Company guaranteed payment of the tax assessment in the amount of P. 512,546 through July 19, 2009.

The Company believes, based on the advice of external lawyers who are handling this matter, that although the reasons for the Company’s appeal are well-founded, there is no guarantee that the final resolution will be favorable.

e) In accordance with Mexican law, Teléfonos de México, S.A.B. de C.V. shall be severally liable for all of the obligations transferred to Telmex Internacional, S.A.B. de C.V. as a result of the split-up, for a three-year period, with respect to the terms of the split-up agreement approved by the stockholders of Teléfonos de México, S.A.B. de C.V. on December 21, 2007. This responsibility, however, does not apply to obligations with those creditors who have given their express consent relieving Teléfonos de México, S.A.B. de C.V. from these liabilities and consenting to the split-up.

Subsequent event

f) On February 10, 2009, COFETEL published the Fundamental Technical Interconnection and Interoperability Plan in the Official Gazette. Such plan could have a negative impact on Teléfonos de México, S.A.B. de C.V. and on the telecommunications sector in general, since it establishes certain obligations that are not part of interconnection services. Teléfonos de México, S.A.B. de C.V. is evaluating what effect such plan could have on its operations to determine the best legal means for challenging the plan.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 1 II.b)

14. Related Parties

a) An analysis of balances due from/to related parties at December 31, 2008 and 2007 is provided below. All the companies are considered affiliates of TELMEX since the Company’s primary stockholders are also either direct or indirect stockholders of the related parties:

	December 31
	2008		2007
Accounts receivable:
Sercotel, S.A. de C.V.	P.	262,732	P.	212,647
AT&T Inc.		218,718		143,744
Alestra, S. de R.L. de C.V.		114,625		88,496
Banco Inbursa, S.A.		89,267		143,343
Sanborn Hermanos, S.A.		62,837		27,822
Controladora de Servicios de Telecomunicaciones, S. A. de C.V.		29,628
Anuncios en Directorios, S.A. de C.V.		28,477		34,165
Sears Roebuck de México, S.A. de C.V.		27,893		4,579
Sección Amarilla USA, L.L.C.		20,768
Other		120,417		96,112

	P.	975,362	P.	750,908

Accounts payable:
Radiomóvil Dipsa, S.A. de C.V.	P.	1,000,739	P.	1,234,776
Carso Infraestructura y Construcción, S.A.B. de C.V.		208,559		451,030
2Wire, Inc.		190,266		337,379
Inversora Bursátil, S.A.		121,383		88,612
Microm, S.A. de C.V.		119,631		76,509
PC Industrial, S. A. de C.V.		69,950		55,649
Sigmatao Factory, S.A. de C.V.		27,002		82,661
Sinergía Soluciones Integrales de Energía, S.A. de C.V.		17,283		57,398
Controladora de Servicios de Telecomunicaciones, S.A. de C.V.				119,823
Other		238,266		318,514

	P.	1,993,079	P.	2,822,351

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 1 II.b)

b) For the years ended December 31, 2008 and 2007, the Company had the following transactions with related parties:

	2008		2007		2006
Investment and expenses:
Construction services, purchase of materials, inventories and fixed assets (1)	P.	3,958,756	P.	3,928,422	P.	5,609,050
Insurance premiums, fees for administrative and operating services, security trading and others (2)		3,389,572		5,106,398		5,212,642
Calling Party Pays interconnection fees and other telecommunication services (3)		9,959,288		12,976,239		9,344,380
Cost of termination of international calls (6)		685,100		612,594		313,015

Revenues:
Sale of materials and other services (4)		2,091,927		1,540,633		1,490,002
Sale of long distance and other telecommunications services (5)		6,211,439		5,844,988		5,605,463
Revenues from termination of international calls (6)		2,428,631		1,920,392		1,244,983

(1)	Includes P. 2,190,819 in 2008 (P. 2,824,739 in 2007 and P.4,451,279 in 2006) for network construction services and purchase of construction materials from subsidiaries of Grupo Carso, S.A.B. de C.V. (Carso Group), which is an entity under common control with Carso Global Telecom, the company that controls Teléfonos de México, S.A.B. de C.V.. Also includes P. 1,652,662 in 2008 (P.1,047,685 in 2007 and P.825,353 in 2006) for the purchase of equipment for broadband platform services from 2Wire.
(2)	Includes P. 563,331 in 2008 (P. 1,216,067 in 2007 and P.1,346,539 in 2006) for network maintenance services from subsidiaries of Carso Group; P. 632,970 in 2008 (P. 847,605 in 2007 and P.786,050 in 2006) for software services received from subsidiaries of Impulsora del Desarrollo y el Empleo en América Latina, S.A.B. de C.V. (IDEAL); P. 805,703 in 2008 (P. 1,450,330 in 2007 and P.1,528,820 in 2006) for the production and distribution of white pages telephone directories and advertising in the yellow pages with subsidiaries of Telmex Internacional; P. 392,170 in 2008 (P. 431,074 in 2007 and P.458,097 in 2006) for insurance premiums with Seguros Inbursa, S.A. (Seguros), which, in turn, places most of this amount in reinsurance with third parties; P. 222,963 in 2008 (P. 188,425 in 2007 and P.184,283 in 2006) for telemarketing services with Grupo Telvista; P. 71,668 in 2008 (P. 93,162 in 2007 and P.66,305 in 2006) for security trading fees with Inversora Bursátil, S.A. (Inversora); and P. 243,999 in 2008 (P. 571,544 in 2007 and P.441,265 in 2006) for fees paid for administrative and operating services to AT&T and Carso Global Telecom. IDEAL, Telmex Internacional, Seguros, Grupo Telvista and Inversora are entities under common control with Carso Global Telecom. AT&T Inc. is a noncontrolling stockholder of the Company.
(3)	Includes P. 9,959,018 in 2008 (P. 12,810,940 in 2007 and P.9,255,932 in 2006) for interconnection expenses under the “Calling Party Pays” program for outgoing calls from fixed line telephones to cellular telephones paid to subsidiaries of América Móvil, S.A.B. de C.V. (América Móvil). América Móvil is an entity under common control with Carso Global Telecom.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 1 II.b)

(4)	Includes P. 84,654 in 2008 (P. 253,095 in 2007 and P.358,402 in 2006) for the sale of materials and other services rendered to subsidiaries of Carso Group; P. 206,634 in 2008 (P. 335,480 in 2007 and P.289,847 in 2006) for billing and collection services rendered to subsidiaries of Grupo Financiero Inbursa, S.A.B. de C.V. (Inbursa); P. 753,600 in 2008 for the use and updating of the telephone directory customer database, as well as P. 411,956 in 2008 (P. 363,529 in 2007 and P.357,028 in 2006) for billing, collection, and administrative services rendered to subsidiaries of Telmex Internacional; and P. 451,686 (P. 439,660 in 2007 and P.345,756 in 2006) for property leases and other services rendered to subsidiaries of América Móvil. Inbursa is an entity under common control with Carso Global Telecom.
(5)	Includes P. 5,072,839 in 2008 (P. 4,662,247 in 2007 and P.4,396,648 in 2006) for revenues invoiced to a subsidiary of América Móvil for the rental of private circuits and long distance services.
(6)	Includes costs and revenues with companies of AT&T Inc. and with subsidiaries of América Móvil and Telmex Internacional.

c) An analysis of employee benefits granted to the Company’s key management or directors is as follows:

	2008		2007		2006
Short- and long-term direct benefits	P.	41,636	P.	46,375	P.	56,504
Post-retirement benefits		3,060		2,536		2,403

Total	P.	44,696	P.	48,911	P.	58,907

15. Stockholders’ Equity

a) As described in Note 2, at an extraordinary stockholders’ meeting held on December 21, 2007, the stockholders of TELMEX approved the split-up of the subsidiaries with operations in Latin America, as well as the Company’s Yellow Pages business. After the split-up took effect and TELMEX made the contribution to Telmex Internacional, the capital stock of TELMEX was represented by the same number of shares of the three series, with no change in the number of shares that represent its capital.

b) At December 31, 2008, capital stock is represented by 18,555 million common shares issued and outstanding with no par value, representing the Company’s fixed capital (19,360 million in 2007). An analysis is as follows:

	2008		2007
8,115 million Series “AA” shares	P.	5,569,721	P.	5,569,721
407 million Series “A” shares (430 in 2007)		327,734		345,936
10,033 million Series “L” shares with limited voting rights (10,815 in 2007)		3,241,177		3,486,904

Total	P.	9,138,632	P.	9,402,561

At December 31, 2008 and 2007, the historical value of the Company’s capital stock was P. 80,113 and P. 83,590, respectively.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 1 II.b)

An analysis of the changes in 2008, 2007 and 2006 is as follows:

	Capital stock (1)
	Series “AA”			Series “A”			Series “L”
	Number	Amount		Number	Amount		Number	Amount
Balance at December 31, 2005	8,115	P.	16,125,189	479	P.	1,116,436	13,451	P.	12,486,813
Cash purchase of Company’s own shares				(4)		(9,158)	(1,838)		(1,707,946)
Translation of shares				(29)		(68,725)	29		68,725

Balance at December 31, 2006	8,115		16,125,189	446		1,038,553	11,642		10,847,592
Cash purchase of Company’s own shares				(3)		(6,423)	(840)		(773,787)
Conversion of shares				(13)		(30,395)	13		30,395
Reduction due to the split-up of Telmex Internacional			(10,555,468)			(655,799)			(6,617,296)

Balance at December 31, 2007	8,115		5,569,721	430		345,936	10,815		3,486,904
Cash purchase of Company’s own shares				(9)		(6,934)	(796)		(256,995)
Conversion of shares				(14)		(11,268)	14		11,268

Balance at December 31, 2008	8,115	P.	5,569,721	407	P.	327,734	10,033	P.	3,241,177

(1) Number of shares in millions

The Company’s capital stock must be represented by (i) no less than 20% of Series “AA” common shares, which may be subscribed and acquired only by Mexican investors, and at all times must represent at least 51% of the common shares of total capital stock; (ii) Series “A” common shares, which may be freely subscribed, that must not exceed more than 19.6% of capital stock and no more than 49% of the common shares of total capital stock; (iii) both Series “AA” and “A” shares combined may not represent more than 51% of capital stock; and (iv) Series “L” shares, which have limited voting rights and may be freely subscribed, in a percentage when combined with the Series “A” shares may not exceed 80% of capital stock.

Voting rights

Each ordinary share of the Series “AA” and “A” entitles the holder to one vote at the general stockholders’ meetings. Each Series “L” share entitles the holder to one vote at all stockholders’ meetings in which holders of Series “L” shares are authorized to vote. In accordance with the Eighth Clause of the Company’s bylaws, holders of Series “L” shares only have the right to vote to designate two directors on the Board of Directors and their corresponding alternate directors, and on the following matters:

•	The transformation of TELMEX from one type of entity to another;

•	Any merger in which TELMEX is not the surviving entity or any merger with an entity whose principal corporate purposes are different from those of TELMEX (when TELMEX is the surviving entity); and

•

Cancellation of the registration of the TELMEX’s shares in the securities or special sections of the Mexican National Securities Registry and in any foreign stock exchanges in which they are registered.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 1 II.b)

In order for the resolutions adopted in extraordinary stockholders’ meetings related to any of the matters on which the Series “L” shares are entitled to vote to be validated, the approval by a majority vote of the Series “AA” and Series “A” stockholders will be required.

Under Mexican law, the stockholders of any Series of shares are also entitled to vote as one class on any proposal that could adversely affect the rights of the stockholders of that particular series and the Company’s stockholders (including the Series “L” stockholders), which individually or collectively represent 20% or more of all capital stock could judicially oppose any stockholders’ resolution with respect to those resolutions for which such stockholders have the right to vote. The determination of whether a matter requires the vote by the holders of Series “L” under such basis would initially be made by the board of directors or by any other party that calls a stockholders’ meeting to decide on the resolution. A negative decision would be subject to judicial challenge by any affected stockholder, and a court would ultimately determine the necessity for a class vote. There are no other procedures for determining whether a proposal requires a class vote, and Mexican law does not provide extensive guidance on the criteria to be applied in making such a determination.

c) In 1994, the Company initiated a program to purchase its own shares. The cost of the repurchased shares, in the amount that exceeds the portion of capital stock corresponding to the repurchased shares, is charged to retained earnings.

At a regular stockholders’ meeting held on April 27, 2007, the stockholders approved an increase of P. 15,000,000 (historical) to the total authorized nominal amount for the repurchase of the Company’s own shares, bringing the total maximum amount to be used for this purpose to P. 23,046,597 (historical).

In 2008, the Company acquired 796.7 million Series “L” shares for P. 12,764,130 and 8.6 million Series “A” shares for P.107,712.

In 2007, the Company acquired 839.9 million Series “L” shares for P. 15,729,975 (historical cost of P. 15,423,889) and 2.8 million Series “A” shares for P. 52,864 (historical cost of P. 51,902).

In 2006, the Company acquired 1,838.0 million Series “L” shares for P. 24,629,704 (historical cost of P. 23,092,355) and 3.9 million Series “A” shares for P. 54,082 (historical cost of P. 50,682).

At December 31, 2008, 2007 and 2006, the Company had 13,677 (13,637 Series “L” and 40 Series “A”), 12,872 (12,840 Series “L” and 32 Series “A”) and 12,029 (12,000 Series “L” and 29 Series “A” shares) million treasury shares, respectively.

d) In conformity with the Mexican Corporations Act, at least 5% of net income of the year must be appropriated to increase the legal reserve. This practice must be continued each year until the legal reserve reaches at least 20% of capital stock.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 1 II.b)

e) At December 31, 2008, Accumulated other comprehensive income items include P. 2,615,521 for the effect of the market valuation of swaps designated as cash flow hedges, net of deferred taxes, and P. 201,104 for the effect of translation of foreign entities. At December 31, 2007, Accumulated other comprehensive income items include (P. 79,419,845) for the deficit from the re-expression of stockholders’ equity, P. 535,119 for the effect of the market valuation of swaps designated as cash flow hedges, net of deferred taxes, and P. 61,875 for the effect of translation of foreign entities.

f)	Subsequent event

At a regular stockholders’ meeting held on March 3, 2009, the stockholders approved an increase of P. 10,000,000 in the total authorized nominal amount for the repurchase of the Company’s own shares, bringing the total maximum amount to be used for this purpose to P. 10,340,868 as of such date.

16. Income Tax, Asset Tax and Flat-Rate Business Tax

a) Beginning January 1, 2007, asset tax was payable at 1.25% of the average value of most assets. Through December 31, 2006, asset tax was payable at 1.80% of the average value of most assets net of certain liabilities. Asset tax for the years ended December 31, 2007 and 2006 were P. 1,838,181 and P. 725,658, respectively. Such amount was remitted through the crediting of income tax paid in such year. As of January 1, 2008, the Asset Tax Law was abolished.

b) On October 1, 2007, the Flat-Rate Business Tax (FRBT) Law was published and became effective as of January 1, 2008.

Current-year FRBT is computed by applying the 17.5% rate (16.5% for 2008 and 17% for 2009) to an income base determined on the basis of cash flows, net of authorized credits.

When the FRBT base is negative because deductions exceed taxable income, there is no FRBT payable. The amount of the negative base multiplied by the FRBT rate results in a FRBT credit, which may be applied against income tax for the same year or, if applicable, against FRBT payable in the next ten years.

FRBT credits result mainly from the negative FRBT base to be amortized, salary and social security contribution credits, and credits arising from the deduction of certain assets, such as inventories and fixed assets, during the transition period as of the date on which the FRBT became effective.

FRBT is payable only to the extent it exceeds income tax for the same period. To determine FRBT payable, income tax paid in a given period is first subtracted from the FRBT of the same period.

For the year ended December 31, 2008, the Company had no FRBT payable and, based on its tax projections, estimates that it will not be subject to the payment of FRBT in subsequent years.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 1 II.b)

c) An analysis of the income tax provision is as follows:

	2008		2007		2006
Income tax, current	P.	10,606,003	P.	10,411,963	P.	12,522,159
Deferred tax (net of related monetary position gain of P. 0 in 2008, P. 744,406 in 2007 and P.766,101 in 2006)		(1,014,344)		1,206,747		(333,124)

Total	P.	9,591,659	P.	11,618,710	P.	12,189,035

A reconciliation of the statutory income tax rate to the effective rate recognized for financial reporting purposes is as follows:

	2008%	2007%	2006%
Statutory income tax rate	28.0	28.0	29.0
Depreciation	(3.9)		(2.2)
Social security benefits	1.1	1.1	1.1
Employee profit sharing		0.1	0.1
Monetary gain	6.0	0.3	0.1
Other	1.0	(0.8)	2.4

Effective income tax rate	32.2	28.7	30.5

At December 31, 2008 and 2007, the Company recognized temporary items that gave rise to deferred income taxes are as follows:

	2008		2007
Deferred tax assets:
Allowance for bad debts and slow-moving inventories	P.	599,582	P.	495,246
Tax loss carryforwards		75,394		6,851
Advance billings		529,417		416,980
Accrued liabilities		1,084,274		963,942
Employee profit sharing		2,071,573		786,677

		4,360,240		2,669,696

Deferred tax liabilities:
Fixed assets		(15,386,755)		(15,777,011)
Inventories		(25,589)		(97,529)
Licenses		(132,936)		(113,219)
Labor obligations		(4,304,012)		(4,325,241)
Prepaid expenses		(189,628)		(302,572)
Derivative financial instruments		(1,129,711)		(371,166)

		(21,168,631)		(20,986,738)

Deferred tax liability, net	P.	(16,808,391)	P.	(18,317,042)

d) At December 31, 2008, the balance of the re-expressed contributed capital account (CUCA) and the net taxed profits account (CUFIN) was P. 11,068,732 and P. 17,561,194, respectively. These amounts correspond to Teléfonos de México, S.A.B. de C.V. on an individual basis.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 1 II.b)

17. Segments

Subsequent to the split-up described in Note 2, TELMEX primarily operates in two segments: local and long distance telephone service. The local telephone service segment corresponds principally to local fixed-line wired service. The long distance service segment includes domestic and international service. Other segments include long distance calls made from public and rural telephones, corporate networks, Internet and other services. Additional information related to the Company’s operations is provided in Note 1. The following summary shows the most important segment information, which has been prepared on a consistent basis:

	(Amounts in millions of Mexican pesos)
	Local service		Long distance		Other segments		Adjustments		Consolidated total
December 31, 2008
Revenues:
External revenues	P.	70,801	P.	27,454	P.	25,850			P.	124,105
Intersegment revenues		10,600				993	P.	(11,593)
Depreciation and amortization		11,260		2,211		4,494				17,965
Operating income		19,552		6,169		14,022				39,743
Segment assets		284,502		53,932		63,321				401,755

December 31, 2007
Revenues:
External revenues	P.	76,151	P.	31,032	P.	23,585			P.	130,768
Intersegment revenues		10,438				1,096	P.	(11,534)
Depreciation and amortization		11,901		2,331		4,193				18,425
Operating income		23,233		8,695		11,956				43,884
Segment assets		283,463		53,766		54,852				392,081

December 31, 2006
Revenues:
External revenues	P.	78,824	P.	27,522	P.	23,409			P.	129,755
Intersegment revenues		10,551				1,210	P.	(11,761)
Depreciation and amortization		12,424		2,471		3,816				18,711
Operating income		25,078		8,875		12,311				46,264
Segment assets		276,796		54,108		51,358				382,262

Inter-segmental transactions are reported based on terms offered to third parties. Employee profit sharing, other expenses, financing cost, equity interest in net income of affiliates and the income tax provision are not allocated to each segment, because they are handled at the corporate level.

Segment assets include plant, property and equipment (excluding accumulated depreciation), construction in progress and advances to equipment suppliers, and inventories for operation of the telephone plant.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 1 II.b)

18. Differences between Mexican FRS and U.S. GAAP

The Company’s consolidated financial statements are prepared in accordance with Mexican Financial Reporting Standards (“Mexican FRS”), which differ in certain respects from accounting principles generally accepted in the United States (“U.S. GAAP”).

As described in Note 1 II b, effective January 1, 2008, the Company ceased to recognize the effects of inflation on its financial statements as required by Mexican FRS B-10. However, as required by such new standard, the financial statement amounts that were previously reported remained unchanged, and the inflation adjustments previously recognized have been maintained in their corresponding caption. This new standard requires that the re-expressed amounts of non-monetary assets as reported at December 31, 2007 become the carrying amounts for those assets effective January 1, 2008. The carrying amounts will also affect net income in future periods. For example, depreciation expense after the adoption of Mexican FRS B-10 will be based on carrying amounts of fixed assets that include inflation adjustments recorded prior to the adoption of Mexican FRS B-10.

The Mexican and U.S. GAAP amounts included in this Note, as they relate to the year ended December 31, 2008, are presented in the carrying amounts as required by Mexican FRS B-10, and the effects of inflation that were recorded prior to 2008 have not been included in the reconciliations to U.S. GAAP.

Through December 31, 2007, the consolidated financial statements prepared under Mexican FRS included the effect of inflation as provided by Bulletin B-10, and, in the case of the discontinued operations, the effects of inflation were included as provided by Bulletin B-15. The reconciliation to U.S. GAAP includes a reconciling item for the reversal of the effect of applying Bulletin B-15 for the re-expression into constant pesos as of December 31, 2007, for the year ended December 31, 2006, because the application of such provisions was equivalent to not presenting our comparative financial statements in the same currency for all periods presented, as required by Securities and Exchange Commission (SEC) rules.

The Mexican and U.S. GAAP amounts, included throughout Note 18 for the years ended December 31 2007 and 2006, are presented in constant Mexican pesos as of December 31, 2007. The 2006 amounts were re-expressed by using the 1.0376 Mexican inflation factor. The reconciliation to U.S. GAAP for the years ended December 31, 2007 and 2006, does not include the reversal of the adjustments to the financial statements for the effects of inflation required under Mexican FRS (Bulletin B-10), because the application of Bulletin B-10 represented a comprehensive measure of the effects of price level changes in the Mexican economy as permitted by the SEC.

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

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 1 II.b)

Cash flow information:

As described in Note 1, the Company adopted Mexican FRS B-2 Statement of cash flows on January 1, 2008. The cash flow statement as prepared under Mexican FRS for the year ended December 31, 2008, complies with IAS 7, as issued by the International Accounting Standards Board, and thus, no reconciliation would be needed.

As described in note 1, for the years ended December 31, 2007 and 2006 the financial statements under Mexican FRS, include the presentation of the statement of changes in financial position as provided for under Bulletin B-12. The changes in the consolidated financial statement balances included in this statement constitute resources provided by and used in operating, financing and investing activities stated in constant pesos (including monetary and foreign exchange gains and losses).

Statement of Financial Accounting Standards No. 95, Statement of Cash Flows does not provide guidance with respect to inflation adjusted financial statements. For 2007 and 2006, in accordance with Mexican FRS, the changes in current and long-term debt due to re-expression into constant pesos, including the effect of exchange differences, is presented in the statement of changes in financial position in the financing activities section. Also, under U.S. GAAP non-cash investing activities are not reported in the statement of cash flows; whereas the statement of changes in financial position prepared under Mexican FRS, non-cash transactions that affect the financial structure of an entity must be presented separately. In addition, cash flows related to discontinued operations are presented in various categories whereas under Mexican FRS they are presented as a net item.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 1 II.b)

If the monetary gain and the exchange gain or loss related to the debt reported in the years ended December 31, 2007 and 2006, were treated as components of operating activities, summarized consolidated statements of cash flows derived from information prepared in accordance with U.S. GAAP would be as follows:

	Year ended December 31,
	2007		2006
Cash flows from operating activities:
Net income under U.S.GAAP	P.	35,375,221	P.	28,638,041
Income from discontinued operations under U.S. GAAP		6,390,179		1,556,165

Income from continuing operations under U.S. GAAP		28,985,042		27,081,876
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation		19,759,421		20,712,706
Amortization		134,492		108,285
Amortization of deferred charges and other		949,862		230,960
Effect of exchange rate differences on debt		234,465		786,986
Monetary gain, net		(3,056,539)		(3,437,039)
Deferred taxes		956,606		(605,533)
Equity interest in net loss (income) of affiliates		(17,245)		(8,723)
Noncontrolling interest		(189)		5,284
Net periodic cost of labor obligations		3,716,277		4,128,142
Marketable securities		2,151,503		(2,989,468)
Change in operating assets and liabilities		(4,920,703)		(448,675)

Total adjustments		19,907,950		18,482,925

Net cash provided by operating activities of continuing operations		48,892,992		45,564,801

Cash flows from investing activities:
Investment in plant, property and equipment and inventories		(13,439,657)		(13,736,911)
Net cash contributed to split-up subsidiary		(14,077,287)		(10,337,966)
Investment in affiliated companies				(696,260)
Other investments		(239,005)		(33,870)

Net cash used in investing activities of continuing operations		(27,755,949)		(24,805,007)

Cash flows from financing activities:
New loans		14,930,842		17,182,460
Repayment of loans		(10,750,844)		(14,152,806)
Repurchase of Company’s own shares and cash dividends paid		(24,602,913)		(33,529,957)

Net cash used in financing activities of continuing operations		(20,422,915)		(30,500,303)

Effect of inflation accounting on cash and cash equivalents		(789,336)		(710,730)

Net changes in cash and cash equivalents of discontinued operations		(5,992,792)		1,046,774
Net increase (decrease) in cash and cash equivalents		(6,068,000)		(9,404,465)
Cash and cash equivalents at beginning of year		10,765,752		20,170,217

Cash and cash equivalents at end of year	P.	4,697,752	P.	10,765,752

Supplemental disclosure of cash flow information:
Interest paid	P.	6,438,212	P.	4,737,728
Income tax paid		10,501,615		11,052,117
Employee profit sharing paid		2,954,488		2,946,413

Cash flows from purchases of trading securities during 2006 were P.2,956,819 and cash flows from sales of trading securities were P. 2,232,020 and P. 101,428 in 2007 and 2006, respectively.

Noncash transactions related to investment in plant, property and equipment as of December 31, 2008 and 2007 were P.2,147,017 and P. 3,886,940, respectively.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 1 II.b)

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

Under Mexican FRS in force through December 31, 2006, the Company did not capitalize the comprehensive cost of financing in its Mexican FRS financial statements. Starting January 1, 2007, although the Company adopted the policy of capitalizing the comprehensive result of financing on assets under construction, as a result of Mexican FRS D-6, the Company did not capitalize any comprehensive result of financing since the Company has not had any significant qualifying assets with prolonged acquisition periods. For the years 2008, 2007 and 2006 TELMEX did not capitalize any interest under U.S. GAAP. The reconciling items show the depreciation of capitalized interest in prior years.

Valuation of inventories and plant, property and equipment:

As previously discussed in Note 1.II.i, through December 31, 2007, the re-expression of plant property and equipment was based on the rate of inflation in the respective country of origin. This method is not acceptable for U.S. GAAP purposes; consequently, the difference between this method and the re-expression of inventories and plant, property and equipment based on the NCPI was taken to the U.S. GAAP reconciliations subsequently presented.

As a result of this comparison, inventories, plant, property and equipment and stockholders’ equity increased by P. 1,734,130 (P.2,806,415 in 2007), and the depreciation expense for 2008 increased by P. 787,067 (P. 1,127,069 and P. 1,632,733 in 2007 and 2006, respectively).

Deferred income tax and deferred employee profit sharing:

As mentioned in Note 1.II.r, under Mexican FRS, deferred income tax is determined on all differences in balance sheets accounts for financial and tax reporting purposes, using the enacted income tax rate at the balance sheet date, which is basically in conformity with Statement of Financial Accounting Standards No. 109 (“SFAS 109”), Accounting for income taxes.

The Company is required to pay employee profit sharing in accordance with Mexican labor law. Through December 31, 2007, deferred employee profit sharing under U.S. GAAP had been determined following the guidelines of SFAS 109, because under Mexican FRS the deferred consequences of employee profit sharing were determined on temporary differences considered non-recurring with a known turnaround time.

As described in Note 1.II.o, under Mexican FRS the Company began recognizing on January 1, 2008 deferred employee profit sharing, using the asset and liability method. Under this method, deferred profit sharing is computed by applying the 10% profit sharing rate to all differences between the values of all assets and liabilities for financial and tax reporting purposes, which is basically in conformity with SFAS 109.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 1 II.b)

The deferred tax adjustment included in the net income and stockholders’ equity reconciliations, also includes the effect of deferred taxes on all U.S. GAAP adjustments reflected in the reconciliation between Mexican FRS and U.S. GAAP.

The differences in the recognition of deferred income tax and deferred employee profit sharing (for purposes of this note, collectively referred to as “deferred taxes”) between Mexican FRS and U.S. GAAP for purposes of the income statement were as follows:

2006	P.	272,409
2007		250,141
2008		(153,150)

The yearly changes in the accumulated amount for deferred taxes applied to equity as a result of the difference between the indexed cost and the specific indexation factor valuation of fixed assets and inventories, primarily for operation of the telephone plant from 2006 through 2008 are the following:

2006	P.	373,264
2007		411,402
2008		320,831

In 2007 and 2006, monetary gains of P. 15,064 and P. 16,955, respectively, on the deferred taxes balance related to the difference between the indexed cost and specific indexation cost valuation of fixed assets and inventories, primarily for operation of the telephone plant, were taken to equity, as part of the change of the year.

The yearly changes in the accumulated amount for deferred taxes applied to equity as a result of the Statement of Financial Accounting Standards No. 158 (“SFAS 158”), Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements no. 87, 88, 106 and 132(R), from 2007 through 2008 are the following:

2007	P.	2,539,812
2008		10,174,718

The related accumulated amounts at December 31, 2008 and 2007 that increased equity were P. 16,416,395 and P. 6,241,677, respectively.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 1 II.b)

Significant components of deferred taxes under U.S. GAAP at December 31, 2008 and 2007 are as follows:

	2008								2007
	Income tax		Employee profit sharing		Deferred taxes		Income tax		Employee profit sharing		Deferred Taxes
Deferred tax assets:
Allowances for bad debts and slow-moving inventories	P.	599,582	P.	210,874	P.	810,456	P.	495,246	P.	160,139	P.	655,385
Tax loss carryforwards		75,394				75,394		6,851				6,851
Advance billings		529,417		184,219		713,636		416,980		127,396		544,376
Accrued liabilities		1,084,274		372,943		1,457,217		963,942		330,739		1,294,681
Employee profit sharing		859,942				859,942		2,039,224				2,039,224
Pensions		8,631,195		3,082,545		11,713,740		751,295		268,240		1,019,535
Exchange loss on debt				409,247		409,247

Total deferred tax assets		11,779,804		4,259,828		16,039,632		4,673,538		886,514		5,560,052

Deferred tax liabilities:
Fixed assets		(15,813,293)		(4,028,230)		(19,841,523)		(16,443,517)		(4,755,824)		(21,199,341)
Inventories		(25,589)		(9,139)		(34,728)		(113,587)		(66,965)		(180,552)
Capitalized interest or net financing cost		(304,437)		(108,728)		(413,165)		(386,577)		(138,063)		(524,640)
Licenses		(132,937)		(49,900)		(182,837)		(113,219)		(43,712)		(156,931)
Prepaid expenses		(189,629)		(167,311)		(356,940)		(302,572)		(101,698)		(404,270)
Financial instruments		(1,129,711)		(419,172)		(1,548,883)		(370,973)		(123,862)		(494,835)
Exchange gain on debt										(129,773)		(129,773)

Total deferred tax liabilities		(17,595,596)		(4,782,480)		(22,378,076)		(17,730,445)		(5,359,897)		(23,090,342)

Net deferred tax liabilities	P.	(5,815,792)	P.	(522,652)	P.	(6,338,444)	P.	(13,056,907)	P.	(4,473,383)	P.	(17,530,290)

For Mexican FRS purposes, as discussed in Note 16, the deferred income tax liabilities recognized for the Mexican operations amounted to P.16,808,391 and P. 18,317,042 at December 31, 2008 and 2007, respectively. Also as discussed in Note 11.c, for Mexican FRS purposes the deferred employee profit sharing liability recognized amounted to P. 4,849,906 at December 31, 2008 and nil in 2007.

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

Income taxes on unremitted foreign earnings

TELMEX does not provide taxes on unremitted foreign earnings because it considers them to be permanently invested. In the event that the Company repatriated these earnings, incremental taxes may be incurred. The Company has determined that it is not practicable to determine the amount of these incremental taxes.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 1 II.b)

Employee benefit obligation:

In 2008, 2007 and 2006, pension and seniority premium plans expense under U.S. GAAP totaled P. 3,812,903, P. 3,724,963 and P. 4,128,142, respectively. The components of these employee benefit obligations calculated in accordance with the provisions of Statement of Financial Accounting Standards No. 87 (“SFAS No. 87”), Employers’ Accounting for Pensions, consist of the following:

	December 31,
	2008		2007		2006
Labor cost	P.	4,333,194	P.	3,672,437	P.	3,327,889
Financial cost on defined benefit obligation		14,344,072		9,013,577		8,019,378
Expected return on plan assets		(15,571,525)		(9,585,397)		(8,320,936)
Amortization of unrecognized net transition obligation and prior service cost		624,355		624,346		624,349
Amortization of unrecognized losses		82,807				477,462

Net periodic cost under U.S. GAAP		3,812,903		3,724,963		4,128,142
Net periodic cost under Mexican FRS		4,652,124		4,495,766		4,760,925

Cost reduction under U.S. GAAP	P.	(839,221)	P.	(770,803)	P.	(632,783)

The amounts reconciled in net income, represent the effect generated by the assumptions used during the first application on the adoption of the pension and seniority premium accounting rules when they became effective for U.S. GAAP and Mexican FRS purposes, which were in different years. In addition for Mexican FRS purposes, starting January 1, 2008, the transition liability for labor obligations and prior service costs are being amortized over a maximum period of 5 years.

In determining the various economic assumptions used in the computation, the Company estimates specific rates for each of the next 12 years and assumes a constant ultimate rate for each year thereafter. Each economic assumption is evaluated annually and revised as necessary. Assumptions used in the computation of the net cost under U.S. GAAP for each of the years presented in the above table are equal to those used in the determination of employee benefit obligations disclosed in Note 11. The expected rates of annual return on plan assets used for the computation of the net cost under Mexican FRS and U.S. GAAP, for each of the years presented in the above table were 10% (nominal), 6.82% (real) and 6.82% (real) for 2008, 2007 and 2006, respectively.

Plan assets:

The weighted average asset actual allocation of plan assets by asset category is as follows:

	Percentage of plan assets at December 31,
	2008	2007
Debt securities:
Mexican Government	40.5%	43.9%
Mexican private companies	5.4%	9.9%
Equity securities:
Mexican companies	48.2%	43.5%
U.S. companies	5.9%	2.7%

Total	100.0%	100.0%

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 1 II.b)

The asset allocation of plan assets at December 31, 2008 and 2007 and the target allocation for 2009 by asset category are as follows:

	Target allocation 2009	2008	2007
Fixed-income securities	50-60%	45.9%	53.8%
Variable-income securities	40-50%	54.1%	46.2%

The target asset allocations reflect the Company’s investment strategy of maximizing the rate of return on plan assets and the resulting funded status, within an appropriate level of risk.

As of December 31, 2008, securities held by the plan included 255.8 million shares of TELMEX (330.0 million shares in 2007) and 1,962.1 million shares of related parties (1,622.2 million shares in 2007), with a fair value of P. 3,671,083 (P. 6,658,724 in 2007) and P. 58,031,339 (P. 62,338,004 in 2007), respectively. In 2008, the plan purchased 58.2 million shares of related parties (955.4 million shares in 2007) and sold 48.7 million shares of related parties (472.3 million shares in 2007). In June 2008, the plan received 330.0 million shares of Telmex Internacional as a result of the split-up. In 2008, the plan purchased 3.2 million shares of TELMEX (1.1 million shares in 2007) and sold 77.3 million shares of TELMEX (73.8 million shares in 2007). Dividends received by the plan in 2008 were P. 1,410,407 (P. 1,187,117 in 2007) from TELMEX and related parties.

As of December 31, 2008, securities held by the plan also included P. 351,363 (notional amount) of TELMEX debt securities (P.399,105 in 2007) and P. 19,035,338 (notional amount) of related parties’ debt securities (P. 12,018,279 in 2007), with a fair value of P. 401,661 (P. 400,416 in 2007) and P. 19,117,287 (P. 12,057,512 in 2007), respectively. In 2008, the plan purchased P.772,189,159 (P. 256,453,937 in 2007) and sold P. 566,118,492 (P. 260,563,449 in 2007) of related parties’ debt securities, and purchased P.28,385,642 (P. 54,550,809 in 2007) and sold P. 28,394,746 (P. 54,670,290 in 2007) of TELMEX debt securities; interest income recognized by the plan in 2008 was P. 8,509 (P. 17,322 in 2007) on TELMEX securities and P. 64,340 (P. 83,836 in 2007) on related parties securities.

Expected cash flows for pension benefits plan and seniority premiums are as follows:

Expected contributions to trust fund:
2009	P.	5,688,248

Expected benefit payments:
2009	P.	7,594,231
2010		7,868,279
2011		8,323,475
2012		8,885,921
2013		9,637,494
2014-2018		57,521,634

Total	P.	99,831,034

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 1 II.b)

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

The Company’s policy that defines long-term interest rates to discount the obligations of the pension plan is based on the historical returns of short-term interest rates for the last 20 years in Mexico. Before 1984, debt securities yielded negative interest rates in real terms and for that reason the Company decided not to go beyond twenty years of historical interest rates, with the purpose to adopt the current Mexican monetary policy. As part of the policy’s criteria, interest rates used in the projection are those available at the beginning of the year.

The unrecognized net transition obligation under SFAS No. 87 of P. 7,074 924 at January 1, 1997, is being amortized over the average future working lifetime of the employee group, which has been determined to be 12 years, being 2008 the last year of the amortizing period. The portion of the unrecognized net (loss) gain that exceeds 10% of the greater of defined benefit obligation or plan assets will also be recognized over 12 years.

In 1995, consistent with the deferral of the unrecognized net (loss) gain, TELMEX included in income of such year an amount of P. 828,628 as monetary gain on the unfunded liability and deferred P. 4,362,666, which represented the difference between the amount credited to income and the full monetary gain on the unfunded liability. For 1996, the Company did not defer the monetary gain for such year, as the rates used in the actuarial study were similar to actual inflation for 1996, and amortized P. 228,411 of the monetary gain deferred in 1995. The monetary gain deferred in 1995 was being amortized in 12 years. In 2007 and 2006, the Company amortized P. 375,845 each year, on the monetary gain deferred in 1995. At December 31, 2007, the balance pending of amortization was P. 0.

SFAS 158 requires (1) recognition on the balance sheet of an asset for a defined benefit plan’s overfunded status or a liability for a plan’s underfunded status, (2) measurement of a defined benefit plan’s assets and its obligations that determine its funded status as of the end of the employer’s fiscal year, and (3) recognition of the changes in the funded status of a defined benefit postretirement plan as a component of other comprehensive income in the year the changes occur.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 1 II.b)

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

Additionally, the statement of changes in stockholders’ equity included an increase of P. 587,353, net of deferred taxes, from discontinued operations.

The components of the plan funded status that are reflected in the consolidated statement of financial position as of December 31, 2008 and 2007 are as follows:

	2008		2007
Fair value of plan assets	P.	145,475,893	P.	156,979,097
Defined benefit obligation		176,182,835		159,484,041

Under funded status	P.	(30,706,942)	P.	(2,504,944)

Amounts recognized in other accumulated comprehensive income consist of the following:

	2008		2007
Unrecognized actuarial loss	P.	46,471,902	P.	16,942,095
Unrecognized net transition obligation at the date of initial application				589,587
Unrecognized prior service cost and changes in the plan		165,587		200,354

Total	P.	46,637,489	P.	17,732,036

Through December 31, 2007, for Mexican FRS reporting purposes, labor obligations were accounted for under rules similar to SFAS 87, 88 and 112, (other than assumption use during its first application) prior to its amendment by SFAS 158, thereby constituting a difference with U.S. GAAP. Effective January 1, 2008, labor obligations are reported based on Mexican FRS D-3, Employee benefits, which requires the recognition on the balance sheet of a net projected liability or a net projected asset (see Note 11), where unamortized items are included in the determination of the net projected liability or net projected asset whereas under U.S. GAAP unamortized items are presented in accumulated other comprehensive income.

Effects of inflation accounting on U.S. GAAP adjustments:

Through December 31, 2007, to determine the net effect on the consolidated financial statements of recognizing the U.S. GAAP adjustments described throughout this Note, it was also necessary to recognize the effects of inflation on such adjustments as described in Note 1 II.b. These effects were taken into consideration in the preparation of U.S. GAAP reconciliations of net income and stockholders’ equity.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 1 II.b)

However, we had reversed the re-expression of the financial information for prior periods, as related to discontinued operations, into constant pesos at December 31, 2007, using the weighted average inflation factor of 1.02596 for 2006, and re-expressed such prior period into constant pesos at December 31, 2007 using the Mexican-only inflation factor of 1.0376, in order to present our financial statements in the same reporting currency for all periods included in this Note.

Effective January 1, 2008, and as a result of adopting Mexican FRS B-10, Effects of inflation, the Company ceased recognizing the effects of inflation in its financial statements and considered the re-expressed amounts of all non-monetary items as its carrying basis as of January 1, 2008. The Company has not reconciled the inflation adjustments still included in its non-monetary items, with one exception for the adjustments in the valuation of property plant and equipment and depreciation expense, previously mentioned in this note.

Penalties and interest:

Under Mexican FRS penalties and interest on tax settlements are presented as other income (expense), net; whereas under U.S. GAAP, such gains are presented in interest income (expense). The Company does not have penalties or interest on tax settlements.

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

Telmex establishes reserves to remove some or all of the tax benefit of any of its tax positions at the time it determines that it becomes uncertain based upon one of the following conditions: (1) the tax position is not “more likely than not” to be sustained, (2) the tax position is “more likely than not” to be sustained, but for a lesser amount, or (3) the tax position is “more likely than not” to be sustained, but not in the financial period in which the tax position was originally taken.

For purposes of evaluating whether or not a tax position is uncertain, (1) the Company presumes the tax position will be examined by the relevant taxing authority that has full knowledge of all relevant information, (2) the technical merits of a tax position are derived from authorities such as legislation and statutes, legislative intent, regulations, rulings and case law and their applicability to the facts and circumstances of the tax position, and (3) each tax position is evaluated without consideration of the possibility of offset or aggregation with other tax positions taken.

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

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 1 II.b)

The adoption of FIN 48 did not have any impact on the Company’s financial statements and did not result in a cumulative adjustment to retained earnings at adoption.

EITF 06-3:

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

Fair value measurements:

On January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”), which establishes a framework for measuring fair value providing a consistent definition of fair value that focuses on exit price and prioritizes, within a measurement of fair value, the use of market based inputs over company specific inputs. SFAS 157 expands the disclosure requirements and establishes a three-level hierarchy for fair value measurements on the observable inputs to the valuation of an asset or liability at the measurement date. This standard requires companies to consider its own nonperformance risk when measuring liabilities carried at fair value, including derivative instruments. SFAS 157 is effective on January 1, 2008 for all financial assets and liabilities and for non-financial assets and liabilities recognized or disclosed at fair value on a recurring basis (at least annually). For all other assets and liabilities, this statement is effective on January 1, 2009. The adoption of SFAS 157 did not have a material impact on the Company’s consolidated financial statements. The Company expects that the application of this standard related to all other assets and liabilities effective on January 1, 2009 will not have a material impact on its financial position and results of operations.

Statement of Financial Accounting Standards No 159, The Fair Value Option for Financial Assets and Financial Liabilities, (“SFAS 159”) allows entities to voluntarily choose to measure certain financial assets and liabilities at fair value (fair value option). The fair value option may be elected on an instrument by instrument basis and is irrevocable, unless a new election date occurs. If the fair value option is elected for an instrument, SFAS 159 specifies that the unrealized gains and losses for that instrument be reported in earnings at each subsequent reporting date. This statement is effective for TELMEX on January 1, 2008. The Company did not elect to adopt fair value option to any of its outstanding instruments; therefore, it did not have any impact on its consolidated financial statements.

The Company is exposed to counterparty credit risk on all derivative financial instruments. Because the amounts are recorded at fair value, the full amount of the Company’s exposure is the carrying value of these instruments. Credit risk is monitored through established approval procedures, including setting concentration limits by counterparty. The Company only enters into derivative transactions with well-established financial institutions; the Company believes such risk is minimal.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 1 II.b)

The following table provides a summary of significant assets at December 31, 2008 that are measured at fair value on a recurring basis:

	Fair Value Measurement
	Level 1	Level 2		Level 3	Total
Assets
Derivative financial instruments		P.	20,418,889		P.	20,418,889

Valuation Methods:

Derivatives: The fair value of derivative financial instruments is based on quoted market prices supported by confirmations from the financial institutions with which the Company has entered into the related agreements. The Company’s policy is to verify such fair values against valuations provided by an independent valuation agent contracted by the Company. This valuation agent applying technical models uses the present value of expected cash flows based on observable market interest rate curves (cross currency mid swaps, IRS discount and Libor) commensurate with the term of each instrument. For currency derivatives, the Company’s approach is to use forward contract employing market observable inputs, such as spot currency rates and time value. Since the Company primarily uses observable inputs in its valuation of its derivative assets, they are considered Level 2.

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

The fair value of total debt, excluding capital leases, is estimated using discounted cash flow analyses based on current borrowing rates offered to the Company for debt of the same remaining maturities and the market value for the senior notes at December 31, 2008 and 2007. Since the Company primarily uses observable inputs in its valuation of its debt, they are considered Level 2 and the Company uses quoted prices in active markets in its valuation of senior notes and domestic senior notes considered Level 1. As of December 31, 2008, the carrying value of total debt is P. 107,055,447 (P. 91,462,114 at December 31, 2007) and the fair value is P. 100,987,999 (P. 91,391,969 at December 31, 2007).

Related parties

At December 31, 2008 and 2007, Other accounts receivable in Note 4 includes P. 1,783,675 and P. 1,343,773, respectively, with Carso Global Telecom related with the tax consolidation.

Short-term debt:

The Company’s short-term debt at December 31, 2008 is P. 2,500,000 represented by domestic senior notes. At December 31, 2007 there was no short-term debt.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 1 II.b)

A summary of the most important new pronouncements in U.S. GAAP that will come into force in 2009 or after and may apply to the Company is as follows:

Employers’ Disclosures about Pensions and Other Postretirement Benefits (FSP No. FAS 132(R)-1)

In December 2008 the FASB approved FASB Staff Position (FSP) No. FAS 132(R)-1, Employers’ Disclosures about Pensions and Other Postretirement Benefits (FSP No. FAS 132(R)-1), which provides guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan.

The objectives of the disclosures about plan assets in an employer’s defined benefit pension or other postretirement plan are to provide users of financial statements with an understanding of:

a. How investment allocation decisions are made, including the factors that are pertinent to an understanding of investment policies and strategies.

b. The major categories of plan assets.

c. The inputs and valuation techniques used to measure the fair value of plan assets.

d. The effect of fair value measurements using significant unobservable inputs (Level 3) on changes in plan assets for the period.

e. Significant concentrations of risk within plan assets.

An employer should consider those overall objectives in providing detailed disclosures about plan assets. The disclosures about plan assets required by this FSP shall be provided for fiscal years ending after December 15, 2009.

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

This statement establishes principles and requirements for how the acquirer will recognize and measure the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquisition. Also, the statement determines the recognition and measurement of goodwill acquired in the business combination or a gain from a bargain purchase, and finally, determines the disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination.

FAS 141(R) is effective on a prospective basis for all business combinations for which the acquisition date is on or after the beginning of the first annual period subsequent to December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. FAS 141(R) amends FAS 109 such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of FAS 141(R) would also apply the provisions of FAS 141(R). Early adoption is not allowed. The adoption of FAS 141(R) is expected to create differences with Mexican FRS in future acquisitions.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 1 II.b)

Determination of the Useful Life of Intangible Assets (FSP FAS No. 142-3)

In April 2008, the FASB issued FASB Staff Position FAS No. 142-3, Determination of the Useful Life of Intangible Assets (“FSP FAS No. 142-3”). FSP FAS No. 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets. FSP FAS No. 142-3 also requires expanded disclosure related to the determination of intangible asset useful lives, effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The Company is currently evaluating the impact of adopting this standard on its consolidated results of operations and financial position.

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

Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133 (FASB Statement No. 161):

On March 19, 2008, the FASB issued Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133 (FAS 161). This new standard requires enhanced disclosures for derivative instruments, including those used in hedging activities, to enable investors to better understand their effects on an entity’s financial position, financial performance and cash flows. It is effective for fiscal years and interim periods beginning after November 15, 2008, with early adoption encouraged. The Company is currently evaluating the impact of adopting this standard on its consolidated results of operations and financial position.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 1 II.b)

Summary:

Net income and total stockholders’ equity, adjusted to take into account the material differences between Mexican FRS and U.S. GAAP, excluding the U.S. GAAP difference related to the split-up of Telmex Internacional, are as follows:

	Year ended December 31,
	2008		2007		2006
Income from continuing operations as reported under Mexican FRS	P.	20,176,911	P.	28,889,083	P.	27,700,541
U.S. GAAP adjustments:
Depreciation of capitalized interest		(293,358)		(341,559)		(476,855)
Deferred income tax under U.S. GAAP included in this reconciliation		(155,707)		(215,262)		(79,097)
Deferred employee profit sharing under U.S. GAAP included in this reconciliation		2,557		(42,648)		(29,236)
Deferred employee profit sharing				508,051		380,742
Pension and seniority premium plan cost		839,221		770,803		632,783
Difference between the re-expression of depreciation expense based on specific indexation factors and on the basis of the NCPI		(787,067)		(1,127,069)		(1,632,733)
Noncontrolling interest		25		189		(5,284)
Effects of inflation accounting on U.S. GAAP adjustments				543,454		591,015

Total U.S. GAAP adjustments in income from continuing operations		(394,329)		95,959		(618,665)

Income from continuing operations under U.S. GAAP, net of noncontrolling interest		19,782,582		28,985,042		27,081,876

Income from discontinued operations as reported under Mexican FRS				7,166,312		2,615,031
Inflation adjustment (*)						(164,665)

Income from discontinued operations as reported under Mexican FRS after inflation adjustment				7,166,312		2,450,366
Total U.S. GAAP adjustments in income from discontinued operations				(776,133)		(894,201)

Income from discontinued operations under U.S. GAAP, net of noncontrolling interest				6,390,179		1,556,165

Net income under U.S. GAAP	P.	19,782,582	P.	35,375,221	P.	28,638,041

(*)	Adjustment that reverses the re-expression of the financial information of the discontinued operations for prior periods into constant pesos as of December 31, 2007, using the weighted average inflation factors of 1.2596 for 2006, and remeasured into constant pesos as of December 31, 2007, using the Mexican only inflation factors of 1.0376 for 2006, in order to present the financial statements in the same reporting currency for all periods included in this Note.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 1 II.b)

	December 31
	2008		2007
Total stockholders’ equity under Mexican FRS	P.	39,371,099	P.	42,158,808
U.S. GAAP adjustments, net of effects of inflation on monetary items:
Capitalized interest or net financing cost		12,783,898		12,783,898
Accumulated depreciation of capitalized interest or net financing cost		(11,707,264)		(11,413,906)
Deferred income tax on U.S.GAAP adjustments included in this reconciliation		11,341,295		5,927,180
Deferred employee profit sharing on U.S. GAAP adjustments included in this reconciliation		4,512,616		1,582,783
Deferred employee profit sharing				(6,085,961)
Deferred taxes on the difference between the indexed cost and specific indexation factor valuation of fixed assets and inventories		(534,057)		(637,249)
Pension and seniority premium plan cost		445,148		(394,073)
Difference between the re-expression of fixed assets and inventories based on specific indexation factors and on the basis of the NCPI		1,734,130		2,806,415
Labor obligations (SFAS 158)		(46,637,489)		(17,732,036)
Noncontrolling interest		(41,186)		(39,034)

Total U.S. GAAP adjustments, net		(28,102,909)		(13,201,983)

Total stockholders’ equity under U.S. GAAP	P.	11,268,190	P.	28,956,825

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 1 II.b)

Condensed financial information under U.S. GAAP

The following table presents consolidated condensed income statements for the years ended December 31, 2008, 2007 and 2006, prepared under U.S. GAAP, and including the differences and reclassifications as compared to Mexican FRS described in this note, but excluding the U.S. GAAP difference related to the split-up of Telmex Internacional:

	2008		2007		2006
Operating revenues	P.	124,105,235	P.	130,767,671	P.	129,755,347
Operating costs and expenses		85,749,504		89,982,839		87,675,744

Operating income		38,355,731		40,784,832		42,079,603
Other income, net		468,999		1,169,535		445,949
Financing cost		(9,232,694)		(2,805,910)		(3,178,983)
Equity interest in net income (loss) of affiliates		(62,113)		17,245		8,723

Income before income tax		29,529,923		39,165,702		39,355,292
Income tax		9,747,366		10,180,849		12,268,132

Income from continuing operations		19,782,557		28,984,853		27,087,160
Income from discontinued operations, net of income tax				6,848,291		1,080,760

Income before noncontrolling interest		19,782,557		35,833,144		28,167,920
Noncontrolling interest		25		(457,923)		470,121

Net income	P.	19,782,582	P.	35,375,221	P.	28,638,041

Weighted average number of shares issued and outstanding (in millions):		18,906		19,766		20,948
Earnings per share (in pesos)	P.	1.05	P.	1.79	P.	1.37

Earnings per share (in pesos) from continuing operations	P.	1.05	P.	1.47	P.	1.29

Earnings per share under (in pesos) from discontinued operations	P.		P.	0.32	P.	0.08

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 1 II.b)

The following table presents consolidated condensed balance sheets at December 31, 2008 and 2007, prepared under U.S. GAAP, and including the differences and reclassifications as compared to Mexican FRS described in this note, but excluding the U.S. GAAP difference related to the split-up of Telmex Internacional:

	2008		2007
Assets

Current assets	P.	54,762,036	P.	32,893,893
Plant, property and equipment, net		115,676,141		124,824,966
Equity investments		1,494,133		1,528,138
Other non-current assets		5,101,124		4,016,131

Total assets	P.	177,033,434	P.	163,263,128

Liabilities and stockholders’ equity

Short-term debt and current portion of long-term debt	P.	22,883,092	P.	12,282,260
Other current liabilities		18,481,763		20,395,234

Total current liabilities		41,364,855		32,677,494

Long-term debt		84,172,355		79,179,854
Labor obligations		30,854,569		2,713,348
Deferred taxes		8,921,173		19,411,890
Deferred credits		411,106		284,683

Total liabilities		165,724,058		134,267,269

Noncontrolling interest		41,186		39,034

Stockholders’ equity:		11,268,190		28,956,825

Total liabilities and stockholders’ equity	P.	177,033,434	P.	163,263,128

Reclassifications under U.S. GAAP

In the consolidated condensed income statements, the Company reclassified a) P. 1,653,123 related to a ruling in favor of the deductibility for income tax purposes of employee profit sharing paid in 2004 and 2005, from the “Other income, net” caption in 2007 to the “Income Tax” caption, b) the employee profit sharing from 2008, 2007 and 2006 for P.1,146,034, P.2,401,616 and P.2,707,938, respectively, from the “Other income, net” caption to the “Operating cost and expenses” caption.

In the consolidated condensed balance sheets, the Company reclassified from 2008 and 2007, P.2,582,726 and P. 1,881,601, respectively, from the long-term “Deferred tax liability” caption to the “Other current assets” caption.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 1 II.b)

Condensed financial information under U.S. GAAP

As stated in Note 2, the shares of Telmex Internacional were authorized and issued pursuant to the TELMEX’s stockholders’ meeting on December 21, 2007 approving the split-up. The establishment of Telmex Internacional became effective on December 26, 2007, following the recording of the stockholders’ resolution before a Mexican public notary, the registration in the Mexican Public Registry of Commerce and the publication in the Diario Oficial (Official Gazette); however the delivery of the share certificates occurred at the completion of the registration processes with the Mexican and U.S. Stock Exchanges on June 10, 2008.

Until the date of the exchange and delivery of the share certificates, the shares of Telmex Internacional traded together with the shares of TELMEX on the Mexican and U.S. Stock Exchanges. For Mexican FRS purposes the entities transferred to Telmex Internacional have been treated as discontinued operations and distributed as of its effective date; however, since the share certificates of Telmex Internacional were not distributed to its stockholders as of December 31, 2007, the split-up entities could not be considered distributed to its stockholders for U.S. GAAP purposes as of December 31, 2007. Therefore, under U.S. GAAP the split-up entities could be treated as distributed or discontinued operations until the shares were actually delivered to Telmex Internacional’s stockholders.

The financial statements of Telmex Internacional as of December 31, 2007 and 2006 and for the three years ended December 31, 2007, were included in Telmex Internacional’s registration statement on Form 20-F filed with the SEC on May 30, 2008.

In order to comply with U.S. GAAP, condensed financial information under U.S. GAAP as of December 31, 2008 and 2007 and for the three years then ended is as follows:

	Year Ended December 31,
	2008		2007		2006
Operating revenues	P.	124,105,235	P.	130,767,671	P.	129,755,347
Operating costs and expenses		85,749,504		89,982,839		87,675,744

Operating income		38,355,731		40,784,832		42,079,603
Other income, net		468,999		1,169,535		445,949
Financing cost		(9,232,694)		(2,805,910)		(3,178,983)
Equity interest in net income of affiliates		(62,113)		17,245		8,723

Income before income tax		29,529,923		39,165,702		39,355,292
Income tax		9,747,366		10,180,849		12,268,132

Income from continuing operations		19,782,557		28,984,853		27,087,160
Income from discontinued operations, net of income tax		2,172,831		6,848,291		1,080,760

Income before noncontrolling interest		21,955,388		35,833,144		28,167,920
Noncontrolling interest		52,870		(457,923)		470,121

Net income	P.	22,008,258	P.	35,375,221	P.	28,638,041

Weighted average number of shares issued and outstanding (in millions):		18,906		19,766		20,948

Earnings per share (in pesos)	P.	1.16	P.	1.79	P.	1.37

Earnings per share (in pesos) from continuing operations	P.	1.05	P.	1.47	P.	1.29

Earnings per share (in pesos) from discontinued operations	P.	0.11	P.	0.32	P.	0.08

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 1 II.b)

	December 31,
	2008		2007
Assets
Current assets	P.	54,762,036	P.	32,893,893
Current assets from discontinued operations				37,611,926

Total current assets		54,762,036		70,505,819

Plant, property and equipment, net		115,676,141		124,824,966
Equity investments and goodwill		1,494,133		1,528,138
Other non-current assets		5,101,124		4,016,131
Non-current assets from discontinued operations				94,578,770

Total assets	P.	177,033,434	P.	295,453,824

Liabilities and stockholders’ equity
Short-term debt and current portion of long-term debt	P.	22,883,092	P.	12,282,260
Other current liabilities		18,481,763		20,395,234
Current liabilities from discontinued operations				26,547,879

Total current liabilities		41,364,855		59,225,373

Long-term debt		84,172,355		79,179,854
Labor obligations		30,854,569		2,713,348
Deferred taxes		8,921,173		19,411,890
Deferred credits		411,106		284,683
Long-term liabilities from discontined operations				17,095,722

Total liabilities		165,724,058		177,910,870

Noncontrolling interest		41,186		39,034

Stockholders’ equity		11,268,190		117,503,920

Total liabilities and stockholders’ equity	P.	177,033,434	P.	295,453,824

Condensed financial information of cash flows from continuing operations under U.S. GAAP is as follows:

	2007		2006
Net cash provided by operating activities	P.	48,892,992	P.	45,564,801
Net cash used in investing activities		(27,755,949)		(24,805,007)
Net cash used in financing activities		(20,422,915)		(30,500,303)

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Changes in stockholders’ equity under U.S. GAAP for the years ended December 31, 2006, 2007 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

	Total
Balance at December 31, 2005	P.	103,921,358
Appropriation of earnings approved at regular stockholders’ meeting held in April, 2006:
Cash dividends declared at P. 0.426 per share (P. 0.403 historical)		(8,846,171)
Cash dividend paid to noncontrolling stockholders in subsidiary		(200,830)
Cash purchase of Company’s own shares		(24,683,786)
Gain on dilution of investment in split-up affiliate		808,559
Comprehensive income:
Net income for the year		28,638,041
Other comprehensive income:
Deferred taxes allocated to equity, net of effect of inflation		96,513
Changes in fair value of swaps, net of deferred taxes		(112,143)
Effect of translation of foreign entities, net		3,941,046
Effect of adoption of SFAS 158, net of deferred taxes		(6,227,442)

Balance at December 31, 2006		97,335,145

Appropriation of earnings approved at regular stockholders’ meeting held in April, 2007:
Cash dividends declared at P.0.448 per share (P.0.440 historical)		(8,820,074)
Cash purchase of Company’s own shares		(15,782,839)
Gain on dilution of investment in split-up affiliate		1,123,819
Comprehensive income:
Net income for the year		35,375,221
Other comprehensive income:
Deferred taxes allocated to equity, net of effect of inflation		(684,505)
Changes in fair value of swaps, net of deferred taxes		457,566
Effect of translation of foreign entities, net		12,271,464
Effect of SFAS 158, net of deferred taxes		(3,771,877)

Balance at December 31, 2007		117,503,920

Appropriation of earnings approved at regular stockholders’ meeting held in April, 2008:
Cash dividends declared at P.0.413 per share		(7,774,143)
Cash purchase of Company’s own shares		(12,871,842)
Comprehensive income:
Net income for the year		22,008,258
Other comprehensive income:
Deferred taxes allocated to equity		(13,524)
Changes in fair value of swaps, net of deferred taxes		2,126,088
Effect of translation of foreign entities, net		1,811,878
Effect of SFAS 158, net of deferred taxes		(18,844,468)
Decrease due to the split-up of Telmex Internacional		(92,677,977)

Balance at December 31, 2008	P.	11,268,190

	2008		2007		2006
Comprehensive income for the year	P.	7,088,232	P.	43,647,869	P.	32,563,457

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: May 29, 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

By:	/s/ Adolfo Cerezo Pérez
Name:	Adolfo Cerezo Pérez
Title:	Chief Financial Officer