Form 20-F
period 2009-12-31
TELEFONOS DE MEXICO S A B DE C V
filed 2010-05-11
CIK 866213

As filed with the Securities and Exchange Commission on May 11, 2010.

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 or 15 (d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2009

Commission File Number: 001-32741

Teléfonos de México, S.A.B. de C.V.

(Exact name of Registrant as specified in its charter)

Telephones of Mexico

(Translation of Registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Parque Vía 190, Colonia Cuauhtémoc, 06599 México, D.F., México

(Address of principal executive offices)

Anna Domínguez González

Teléfonos de México, S.A.B. de C.V.

Parque Vía 190

Colonia Cuauhtémoc

06599 México, D.F., México

Tel: (52) 55 52 22 17 74

Fax: (52) 55 55 45 55 50

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of each class	Name of each exchange on which registered

American Depositary Shares, each representing 20 Series L Shares, without par value (“L Share ADSs”)	New York Stock Exchange

Series L Shares, without par value (“L Shares”)	New York Stock Exchange (for listing purposes only)

American Depositary Shares, each representing 20 Series A Shares, without par value (“A Share ADSs”)	The NASDAQ Capital Market

Series A Shares, without par value (“A Share ADSs”)	The NASDAQ Capital Market (for listing purposes only)

8.75% Senior Notes due 2016	New York Stock Exchange

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT: None

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d) OF THE ACT: None

The number of outstanding shares of each class of capital or common stock as of December 31, 2009 was:

8,115 million	AA Shares
395 million	A Shares
9,682 million	L Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☒ Yes  ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐ Yes  ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.  ☒ Yes  ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  N/A

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports to the SEC on Form 6-K, in our annual report to shareholders, in offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to analysts, investors, representatives of the media and others. Examples of such forward-looking statements include:

•	projections of operating revenues, net income, net income per share, capital expenditures, indebtedness levels, dividends, capital structure or other financial items or ratios;

•	statements of our acquisition or divestiture plans;

•	statements about the impact of our acquisition of businesses;

•	statements about our plans, objectives or goals, including those relating to competition, regulation and rates;

•	statements about competition in the business sectors in which we operate;

•	statements about our future financial performance or the economic performance of Mexico or other countries;

•	statements about interest rates, currency exchange rates and foreign securities markets;

•	statements about the availability and cost of external financing for our operations, which have been affected by the stress experienced by the global financial markets;

•	statements about the renewal, revocation or expropriation of our concessions, decisions of regulatory and judicial authorities, and the future impact of regulations; and

•	statements of assumptions underlying such statements.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying them.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under Item 3. Risk Factors beginning on page 6, include regulatory developments, economic and political conditions, which have been affected by the global economic crisis, competition, customer demand, government policies, inflation rates, exchange rates and technological changes. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements.

Forward-looking statements speak only as of the date they are made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

You should evaluate any statements made by us in light of these important factors.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

SELECTED FINANCIAL DATA

The selected consolidated financial data set forth below have been derived from our audited consolidated financial statements for each of the five years in the period ended December 31, 2009, which have been reported on by Mancera, S.C., a Member Practice of Ernst & Young Global, an independent registered public accounting firm. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and notes thereto included elsewhere in this annual report.

Our consolidated financial statements have been prepared in accordance with Mexican Financial Reporting Standards, or Mexican FRS, which differ in certain respects from generally accepted accounting principles in the United States, or U.S. GAAP. Note 17 to our audited consolidated financial statements provides a description of the principal differences between Mexican FRS and U.S. GAAP, as they relate to us; a reconciliation to U.S. GAAP of net income and total stockholders’ equity; and condensed financial statements under U.S. GAAP.

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

In December 2007, we transferred our Latin American and yellow pages directory businesses to a new, separate entity, Telmex Internacional, S.A.B. de C.V., or Telmex Internacional, in an escisión, or split-up. See Item 4. Information on the Company—History. The businesses we transferred to Telmex Internacional are presented as discontinued operations for dates and periods prior to the effective date of the Escisión, which was December 26, 2007 under Mexican FRS and June 10, 2008 under U.S. GAAP. See Item 5. Operating and Financial Review and Prospects—U.S. GAAP Reconciliation and Note 2 to our audited consolidated financial statements.

The figures below have been adjusted to give effect for all periods to the two-for-one stock split that occurred in May 2005.

	Year ended December 31,
	2009(2)		2008(2)		2007		2006		2005
	(2009 and 2008 in millions of pesos, previous years in millions of constant pesos as of December 31, 2007, except share and per share data)
Income Statement Data:
Mexican FRS:
Operating revenues	P.	119,100	P.	124,105	P.	130,768	P.	129,755	P.	131,449
Operating costs and expenses		84,736		84,362		86,884		83,491		85,210
Operating income		34,364		39,743		43,884		46,264		46,239
Financing cost, net		4,314		9,233		3,349		3,770		5,699
Income from continuing operations, net of income tax		20,469		20,177		28,889		27,701		27,263
Income from discontinued operations, net of income tax		—		—		7,166		2,615		4,926
Net income		20,469		20,177		36,055		30,316		32,189
Earnings per share(1)		1.11		1.07		1.80		1.41		1.35
Earnings per share from continuing operations		1.11		1.07		1.46		1.32		1.19
Earnings per share from discontinued operations		—		—		0.34		0.09		0.16
Dividends paid per share (nominal)(1)		0.845		0.413		0.440		0.403		0.370
Weighted average number of shares outstanding (millions)		18,383		18,906		19,766		20,948		22,893
U.S. GAAP:
Operating revenues	P.	119,100	P.	124,105	P.	130,768	P.	129,755	P.	131,449
Operating costs and expenses		87,128		85,749		89,983		87,676		89,782
Operating income		31,972		38,356		40,785		42,079		41,667
Income from continuing operations, net of income tax		19,818		19,782		28,985		27,087		26,221
Income from discontinued operations, net of income tax		—		2,173		6,848		1,081		3,100
Net income(3)		19,818		21,955		35,833		28,168		29,321
Earnings per share(1)		1.08		1.16		1.79		1.37		1.28
Earnings per share from continuing operations		1.08		1.05		1.47		1.29		1.14
Earnings per share from discontinued operations		—		0.11		0.32		0.08		0.14
Dividends paid per share (nominal)(1)		0.845		0.413		0.440		0.403		0.370

(See footnotes on following page)

	December 31,
	2009(2)	2008(2)	2007	2006	2005
	(2009 and 2008 in millions of pesos, previous years in millions of constant pesos as of December 31, 2007, except share and per share data and ratios)
Balance Sheet Data:
Mexican FRS:
Plant, property and equipment, net	P.104,305	P.112,865	P.120,649	P.124,613	P.130,088
Total assets from continuing operations	178,355	187,125	172,826	188,182	200,793
Total assets from discontinued operations	—	—	—	107,366	93,980
Total assets	178,355	187,125	172,826	295,548	294,773
Short-term debt and current portion of long-term debt	19,769	22,883	12,282	9,041	14,501
Long-term debt	83,105	84,172	79,180	81,376	75,696
Total stockholders’ equity	38,321	39,371	42,159	121,321	135,879
Capital stock	9,020	9,139	9,403	28,011	29,728
Number of outstanding shares (millions)
Series AA	8,115	8,115	8,115	8,115	8,115
Series A	395	407	430	446	479
Series L	9,682	10,033	10,815	11,642	13,451
U.S. GAAP:
Plant, property and equipment, net	P.106,453	P.115,676	P.124,825	P.130,215	P.136,824
Total assets from continuing operations	167,453	177,033	163,263	183,815	207,272
Total assets from discontinued operations	—		132,191	87,807	70,466
Total assets	167,453	177,033	295,454	271,622	277,738
Short-term debt and current portion of long-term debt	19,769	22,883	12,282	9,041	14,501
Long-term debt	83,105	84,172	79,180	81,376	75,696
Total stockholders’ equity(3)	7,465	11,309	122,414	103,195	117,935
Capital stock	9,020	9,139	27,231	28,011	29,728

Other Data:
Mexican FRS:
Ratio of earnings to fixed charges(4)	5.7	4.9	7.1	6.7	7.0
U.S. GAAP:
Ratio of earnings to fixed charges(5)	5.6	4.9	7.0	6.7	6.8

(1)	We have not presented net income or dividends on a per ADS basis. Each L Share ADS represents 20 L Shares, and each A Share ADS represents 20 A Shares. At a regular meeting held on December 1, 2009, the stockholders agreed to declare an extraordinary cash dividend of P. 0.40 per outstanding share, to be paid in a single payment beginning on December 17, 2009.
(2)	Note 1 to our audited consolidated financial statements describes new accounting pronouncements under Mexican FRS that became effective in 2009 and 2008. The pronouncements that became effective on January 1, 2009 and 2008 were fully implemented in the financial statements included in this annual report. These new accounting pronouncements were applied on a prospective basis. As a result, the financial statements of prior years, which are presented for comparative purposes, have not been modified and may not be comparable to our financial statements for 2009 and 2008.
(3)	Prior years were retrospectively adjusted for presentation and disclosure purposes, in accordance with amendments to ASC 810 Consolidation. See Note 17. Differences between Mexican FRS and U.S. GAAP to our audited consolidated financial statements. ASC 810 states that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements, and requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest.
(4)	Earnings for this purpose consist of earnings from continuing operations before provision for income tax and equity interest in net income of affiliates, plus fixed charges during the period. Fixed charges for this purpose consist of interest expense during the period. Fixed charges do not take into account gain or loss from monetary position or exchange gain or loss attributable to our indebtedness.
(5)	Earnings for this purpose consist of earnings from continuing operations before provision for income tax and equity interest in net income of affiliates, plus fixed charges and depreciation of capitalized interest and minus interest capitalized during the period. Fixed charges for this purpose consist of interest expense plus interest capitalized during the period. Fixed charges do not take into account gain or loss from monetary position or exchange gain or loss attributable to our indebtedness.

EXCHANGE RATES

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rate expressed in pesos per U.S. dollar.

Period	High	Low		Average(1)	Period End
2005	P. 10.41	P.	11.41	P. 10.87	P	. 10.63
2006	10.43		11.46	10.90		10.80
2007	10.67		11.27	10.84		10.92
2008	9.92		13.94	11.21		13.83
2009	12.63		15.41	13.58		13.06

2009:
December	12.63		13.08	12.86		13.06
2010:
January	12.65		13.03	12.81		13.03
February	12.76		13.19	12.94		12.76
March	12.30		12.74	12.57		12.30
April	12.16		12.41	12.24		12.23

Sources: The U.S. Federal Reserve Bank of New York and the U.S. Federal Reserve Board.

(1)	Average of month-end rates, where applicable.

On May 7, 2010, the exchange rate was P.12.83 to U.S.$1.00, according to the U.S. Federal Reserve Board.

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

RISK FACTORS

Risks Relating to Our Business Generally

Competition and shifting usage patterns are adversely affecting our revenues and profitability

Our revenues and our profitability continue to be adversely affected by increasing competition and by changes in how customers use telecommunications services. Our fixed-line network services face increasing competition from other technologies –including wireless telephone service, wireless data service, cable television providers that offer telephone service, Voice over Internet Protocol (VoIP) service and others – and the substitution of fixed-line telephony by these technologies. This process has adversely affected our traffic volume and our results of operations and will likely continue to do so in the future.

In addition to competition from other technologies, we also have numerous competitors in local service and in long-distance services. Governmental authorities in Mexico continue to grant new licenses and concessions to new market entrants, which results in increased competition.

The Mexican authorities have also adopted regulations to permit cable television providers to provide voice-transmission services to local fixed-line telecommunications operators and data and broadband Internet access services to the Mexican public. As of December 31, 2009, 28 cable television providers, which have been granted a total of 60 concessions, have been authorized to provide local fixed-line voice-transmission service in various cities in Mexico. Regulations have also been adopted to allow us and other local telephone service providers to provide paid television and audio services, but to date we have been unable to obtain authorization to do so.

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

•

Between November 2007 and February 2008, the Competition Commission (Comisión Federal de Competencia) began seven industry-wide investigations into market power and monopolistic practices in certain segments of the Mexican telecommunications market. In four of these investigations, final resolutions have concluded that we and our subsidiary, Teléfonos del Noroeste, S.A. de C.V. or Telnor, have substantial power in the relevant markets investigated. Based on these final resolutions, the Mexican Federal Telecommunications Commission (Comisión Federal de Telecomunicaciones, or Cofetel) could impose specific tariff requirements or other special regulations such as additional requirements regarding disclosure of information or quality of service. We have filed petitions for constitutional protection (amparo) to challenge these resolutions, all of which are pending. The three remaining investigations, relating to monopolistic practices, are in the stage of information collection and analysis, and we cannot predict their outcome. Findings adverse to us in any of the Competition Commission proceedings may lead to the imposition of additional regulations, prohibitions or monetary penalties, which in turn could have an adverse effect on our business and results of operations.

•

In February 2009, Cofetel published a Fundamental Technical Plan of Interconnection and Inter-Operability, or the Fundamental Technical Plan, which requires operators with the greatest number of access points to provide other operators with access to our network on an “unbundled” basis that disaggregates the prices for different service elements. We believe this may result in pricing network access at rates below the recovery cost for our infrastructure investments and may have a negative impact on us and the Mexican telecommunications sector in general. In October 2009, Cofetel issued two resolutions determining that we and Telnor are operators with the largest number of access points in our respective concession coverage areas. We have filed petitions for constitutional protection (amparo) against the Fundamental Technical Plan and these resolutions, which are pending.

•

In November 2005, Cofetel issued guidelines for making changes to local service areas, including the consolidation of such local service areas. We are challenging the legality of the underlying guidelines in the Mexican courts. If the guidelines are upheld and new resolutions to consolidate our local service areas are implemented, we believe this consolidation would have an adverse impact on our revenues from long-distance service.

Adverse global economic conditions and, in particular, the slowdown of the U.S. and Mexican economies, could have a negative impact on our operating results and financial condition

Our business is influenced by general economic conditions worldwide and in Mexico. Further deterioration in the economic environment could have an adverse effect on demand for some of our products and services. The Mexican economy is influenced by the U.S. economy, so a deterioration in economic conditions or delayed recovery of the U.S. economy may hinder a recovery in Mexico. In difficult economic conditions our customers may seek to reduce discretionary spending. Under these conditions our business customers may delay purchasing decisions, delay full implementation of service offerings or reduce their use of services. Adverse economic conditions may also lead to an increase in the number of our residential and business customers that are unable to pay for services. If these events were to occur, it could have a material adverse effect on our business and results of operations.

The ongoing uncertainty in global financial markets could adversely affect our financing costs and exposure to our customers and counterparties

The recent instability in the global financial markets and ongoing uncertainty affecting these markets have resulted in extreme volatility in the credit, equity and fixed income markets. This volatility has limited many companies’ access to funding. If access to credit tightens further and borrowing costs rise, our costs could be adversely affected. Difficult financial markets may also adversely affect some of our customers, including other telecommunications carriers that pay us for interconnection and other services. In addition, we enter into derivative transactions with large financial institutions to support our treasury operations, including contracts to hedge our exposure to interest rates and foreign exchange, and we could be adversely affected by severe financial difficulties faced by our counterparties.

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

We are exposed to currency and interest rate risk on our debt, and we have entered into derivatives contracts to limit these risks

A substantial part of our indebtedness is denominated in U.S. dollars, and we have relatively limited assets and revenues denominated in U.S. dollars. As of December 31, 2009, our U.S. dollar-denominated indebtedness amounted to P.66,643 million. In addition, a substantial part of our indebtedness bears interest at variable rates. As a result, we are exposed to risks from changing currency exchange rates and interest rates.

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

Our derivative financial instruments do not provide complete protection against the exchange rate or interest-rate risk of our indebtedness. We may determine that the risks are acceptable or that the protection available through derivative financial instruments in the market is insufficient or too costly. These determinations depend on many factors, including market conditions, the specific risks in question, and our expectations concerning future market developments. We review and change our derivatives positions regularly, and our hedging policies change from time to time.

When the financial markets are volatile, as they have been in recent periods, our results of operations may be substantially affected by variations in exchange rates and, to a lesser degree, interest rates. These effects include foreign exchange gain and loss on assets and liabilities denominated in U.S. dollars, fair value gain and loss on derivative financial instruments, and changes in interest income and interest expense. These effects are much more volatile than our operating performance or our operating cash flows.

We attempt to match the cash flows on our derivative financial instruments with the cash flows on our indebtedness. The net effects on our reported results in any period are difficult to predict and depend on market conditions and on the specifics of our derivatives positions. For example, in 2009 the peso appreciated against the U.S. dollar by 3.5%. As a result, in 2009, we recognized a net exchange gain on our U.S. dollar denominated debt and a net fair value loss on currency derivatives. In 2009, we also recognized lower interest expense due to a lower average level of debt.

Our derivative financial instruments are also subject to the risk that counterparties will default or seek bankruptcy protection. The instability and uncertainty in the financial markets has made it more difficult to assess the risk of counterparties to derivatives contracts. Moreover, in light of the greater volatility in the global securities and exchange markets, there may be fewer financial entities available with which we could continue entering into derivative financial instruments to protect against currency and interest rate risk.

Substantially all our business is in Mexico, so we are affected by adverse economic or political conditions in Mexico

Substantially all of our business operations and assets are located in Mexico. Our financial performance may be affected by general economic, political and social conditions in Mexico. In the past, Mexico has experienced both prolonged periods of weak economic conditions and deterioration in economic conditions that have had a negative impact on our company. Mexico has also experienced high levels of inflation and high domestic interest rates in the past, which significantly lowered the purchasing power of consumers and businesses. Mexico began to enter a recession in the fourth quarter of 2008, during which GDP fell by approximately 1.6%. GDP fell by an additional 6.5% in 2009. If the current Mexican economic downturn continues or worsens or if inflation and interest rates increase significantly, our business, financial condition and results of operations could suffer material adverse consequences because, among other things, demand for telecommunications services may decrease and consumers may find it difficult to pay for the services we offer.

Risks Relating to Our Controlling Shareholder and Capital Structure

We are controlled by one shareholder

A majority of the voting shares of our company (71.6% as of January 15, 2010) is owned by Carso Global Telecom, S.A.B. de C.V., or Carso Global Telecom. Carso Global Telecom has the effective power to designate a majority of the members of our Board of Directors and to determine the outcome of other actions requiring a vote of the shareholders, except in very limited cases that require a vote of the holders of L Shares. Carso Global Telecom is controlled by Carlos Slim Helú and members of his immediate family, who, taken together, own a majority of the common stock of Carso Global Telecom.

On May 11, 2010, América Móvil launched two concurrent public exchange offers to acquire the outstanding shares of Carso Global Telecom and Telmex Internacional. Shareholders of Carso Global Telecom have been offered 2.0474 shares of América Móvil for each share of Carso Global Telecom. If the exchange offer is accepted by the shareholders of Carso Global Telecom, América Móvil will indirectly acquire 59.4% of our shares. Like Carso Global Telecom, América Móvil is controlled by Carlos Slim Helú and members of his immediate family.

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

We engage in transactions with related parties that may create the potential for conflicts of interest

We engage in transactions with entities that, like us, are controlled, directly or indirectly, by Carlos Slim Helú and members of his immediate family. These entities include (a) Telmex Internacional, and its subsidiaries, (b) Grupo Carso, S.A.B. de C.V., or Grupo Carso, and its subsidiaries, (c) Grupo Financiero Inbursa, S.A.B. de C.V., or Grupo Financiero Inbursa, and its subsidiaries, (d) América Móvil and its subsidiaries, and (e) Carso Global Telecom. Our transactions with Telmex Internacional include the completion of international traffic in each other’s countries of operation, Telmex Internacional’s printing and distribution of our directories and Telmex Internacional’s access to our customer database and our billing and collection system in connection with its directories business. Transactions with Grupo Carso include the purchase of network construction services and materials, and transactions with Grupo Financiero Inbursa include financial services and insurance. The largest component of our transactions with América Móvil in terms of amounts paid is interconnection between our respective networks in Mexico. We pay fees for consulting and management services to Carso Global Telecom and AT&T International (one of our principal shareholders), and have agreements with AT&T International that provide for the completion of calls in our respective countries of operation.

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

It may be difficult to enforce civil liabilities against us or our directors, officers and controlling persons

Telmex is organized under the laws of Mexico, and most of our directors, officers and controlling persons reside outside the United States. In addition, all or a substantial portion of our assets and the assets of our directors, officers and controlling persons are located in Mexico. As a result, it may be difficult for investors to effect service of process within the United States on such persons or to enforce judgments against them, including in any action based on civil liabilities under the U.S. federal securities laws. There is doubt as to the enforceability against such persons in Mexico, whether in original actions or in actions to enforce judgments of U.S. courts, of liabilities based solely on the U.S. federal securities laws.

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

We have developed a multi-service network in which 94.5% of our lines have the capacity to provide simultaneous transmission of voice and data through a broadband connection. Our network capability allowed us to increase the number of customers of our broadband Internet access service by 30.2% in 2009 to over 6.5 million. At the same time, we are extending our voice and Internet access services to remote areas. We participate in the Social Coverage Fund II (Fondo de Cobertura Social) that, together with the Social Coverage Fund I, will allow us to provide voice, data and Internet access services to more than 8.7 million people in over 11,000 communities, through 254,000 rural lines. We currently provide these services to 6.9 million people in over 8,500 communities.

In 2009, we continued our efforts to grow voice and data service revenues by offering multiple-service products. In addition, we have made investments to increase our service offerings and to update the telecommunications platform in rural areas where we are the sole telecommunications carrier. We plan to continue expanding our multiple-service offerings in the future and to take advantage of technological advances in order to provide our customers with packages that combine voice, data and video.

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

On May 11, 2010, América Móvil launched two concurrent public exchange offers to acquire the outstanding shares of Carso Global Telecom and Telmex Internacional. Shareholders of Carso Global Telecom have been offered 2.0474 shares of América Móvil for each share of Carso Global Telecom. If the exchange offer is accepted by the shareholders of Carso Global Telecom, América Móvil will indirectly acquire 59.4% of our shares. Like Carso Global Telecom, América Móvil is controlled by Carlos Slim Helú and members of his immediate family.

Significant Subsidiaries and Investees

The following table sets forth our significant subsidiaries and investees accounted for using the equity method at December 31, 2009:

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

OPERATIONS

At March 31, 2010, we had 15.8 million local fixed billed lines in service in Mexico, down 9.7 % from March 31, 2009.

Of our revenues in 2009, 37.8% was attributable to local service, 17.5% to long-distance service, 13.9% to interconnection and 25.9% to data services. Other services, including primarily sales of computers, telephones and accessories at Telmex stores and billing and collection services to third parties, accounted for 4.9% of revenues.

Overview

The following table gives selected data on the size and usage of our network:

	December 31,
	2009	2008	2007	2006	2005
Billed lines (thousands)(1)	15,882	17,589	17,800	18,251	18,375
Internet access accounts (thousands)	6,651	5,217	3,320	2,660	2,116
Billed lines per employee(1)	384.5	413.8	401.8	402.0	399.6
Domestic long-distance call minutes for the year (millions)	19,837	19,687	18,275	18,108	17,853
International long-distance call minutes for the year (millions)(2)	7,526	8,733	9,531	8,997	7,131
Total local calls (millions)	20,835	22,583	24,892	26,575	26,680
Prepaid telephone service cards sold (millions)	83	120	187	230	258

(1)	Until 2008, includes lines with at least two months behind on bill payments.
(2)	Includes incoming and outgoing traffic.

Local Service

We are a nationwide provider of local telephone service in Mexico. We provide local telephone service to approximately 23 thousand communities throughout Mexico. Of all lines in service, 31.4% are in the Mexico City, Monterrey and Guadalajara metropolitan areas, with 21.4% in the Mexico City metropolitan area alone. We provide service to approximately 21.6 thousand communities with fewer than five thousand inhabitants, exceeding our obligations to extend services to rural areas.

Local traffic in 2009 decreased by 7.7% compared to 2008, for a total of 20,835 million calls. The decrease in traffic in 2009 was attributable primarily to competition from mobile phone operators, fixed-line local service providers and cable television providers, the reduction of billed lines, as well as the migration of switched traffic to corporate networks, virtual private networks, VoIP and other alternative service offerings. We expect that further market penetration by alternative service offerings and increasing competition will continue to adversely affect measured service growth.

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

In order to promote local service among our customers, we have introduced multi-service offers that include unlimited local and domestic long-distance calls. We also have introduced packages that include a certain number of local calls and/or minutes for domestic long-distance. In 2009, we did not increase rates for local telephone service. We have had lower rates in real terms for every year since March 2001.

Domestic Long-distance Service

Our nationwide domestic long-distance transmission network consists of 31.1 thousand kilometers of optical fiber connecting Mexico’s major cities, and includes secondary branches and additional transmission rings throughout Mexico designed to avoid network congestion.

Domestic long-distance traffic increased 0.8% in 2009 and 7.7% in 2008, reaching a total of 19,837 and 19,687 million minutes, respectively. The growth in domestic long-distance traffic in both years was primarily due to the introduction of multi-service packages that include long-distance minutes and an increase in mobile-to-fixed long-distance traffic, offset by the decrease in traffic delivered by other long-distance carriers to us for completion.

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

In 2009 we did not increase our rates for domestic long-distance calls. This continues our trend of offering lower rates in real terms every year since March 1999.

International Long-distance Service

We are a nationwide provider of international long-distance telecommunications services in Mexico. International long-distance traffic with the United States, Canada, Central America and other countries is carried by a combination of fiber optic network, microwave transmission, satellite systems and submarine cable.

In 2009, incoming international long-distance traffic decreased by 8.6%, for a total of 6,174 million minutes, while outgoing international long-distance traffic declined 31.8% for a total of 1,352 million minutes. We believe international long-distance traffic has been affected by, among other things, the increased use of VoIP technology, which transmits ordinary telephone calls over the Internet. For long-distance calls made through VoIP services, we do not receive the international long-distance service revenues that we would otherwise receive, such as revenues generated from billed minutes and termination fees. International long-distance traffic generated by mobile phone companies also affect our revenues.

Charges for international long-distance calls are based on call duration, type of service (direct-dial or operator-assisted) and the destination of the call once customers exceed the number of minutes included in their plan. Customers can choose from a variety of discount rate plans.

In 2009, we reduced our rates for international long-distance calls, continuing our trend of offering lower rates in real terms every year since March 1999.

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

The international settlement rates that U.S. carriers pay to foreign carriers have been subject to intense downward pressure due to competition and regulatory factors, including initiatives by the U.S. government. Since 1999, there has been a cumulative reduction of 88% in our settlement rates with U.S. carriers. We negotiate settlement rates with U.S. carriers on an annual basis. We are in the process of negotiating new settlement rates with most of the U.S. carriers for the period beginning January 1, 2010. In 2009, we paid U.S.$0.026 per minute for northbound (Mexico to the United States) calls (compared to U.S.$0.025 per minute in 2008) and in 2009 we received an average rate of U.S.$0.028 for completing international calls originated in the United States (compared to U.S.$0.038 per minute in 2008).

Interconnection

We provide interconnection services pursuant to which (a) long-distance, local and mobile phone carriers operating in Mexico establish points of interconnection between their networks and our network and (b) we carry calls between the points of interconnection and our customers. When a customer of another carrier calls a local service customer of ours, we complete the call by carrying the call from the point of interconnection to the particular customer, and when a local service customer of ours who has preselected a competing long-distance carrier makes a long-distance call, we carry the call from the customer to the point of interconnection with that other long-distance carrier’s network. Excluding the “calling party pays” service, we have only one rate for interconnecting all categories of carriers and all types of calls. As a result of Mexico’s “bill and keep” system, under which local carriers and cable television providers do not pay interconnection fees to other local carriers, we do not receive an interconnection fee from these calls.

In 2009, interconnection traffic decreased 5.7%, for a total of 43,367 million minutes, and increased by 1.4%, for a total of 46,003 million minutes, in 2008. The decrease in 2009 was due to a decrease of 12.0% in traffic under the “calling party pays” service and a decrease of 5.1% in traffic service operators for interconnection of local and long distance calls. We believe that our interconnection revenues have been affected by a practice we call local bypass, in which incoming international calls are routed from domestic long-distance carriers to local lines other than ours and then connected to our local network for termination. Without local bypass, we would receive a domestic termination fee for completing these incoming calls. Although we have requested regulatory intervention to eliminate local bypass, we believe our interconnection revenues will continue to be adversely affected by what we consider to be an unlawful practice.

Data services

Our data services segment is comprised of corporate network services and Internet access service.

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

Internet access services connect both business and residential customers to the Internet through either a dial-up or a broadband connection. In 2009, the number of our Internet customers increased to approximately 6.7 million at year-end, an increase of 27.5% compared with 2008.

Our broadband service, Infinitum, allows our customers to use our high-capacity connectivity services with applications such as video-conferencing, file transfer, terminals and e-mail. Infinitum operates over Asymmetric Digital Subscriber Line, or ADSL, technology. In 2009, as a result of improved ADSL service packages and a price reduction that took effect in April 2007, we increased our ADSL customer base by approximately 1.5 million accounts. At year-end 2009, we had over 6.5 million ADSL customer accounts, an increase of 30.2% over 2008. Prodigy Móvil (Prodigy Mobile), our high-speed wireless service for residential and business customers, connects users at speeds of up to 1 Mbps within a range of up to 100 meters. At December 31, 2009, we maintained public “hot spots” in over 90 cities in Mexico, provided coverage at approximately 95% of commercial airports in Mexico, and entered into international agreements to provide our customers with Internet access at over 140,000 sites worldwide.

Multi-Service Packages

Consistent with our strategy of retaining our current customers and maximizing the value of residential and business Internet accounts, in 2009 we continued to offer flexible plans permitting Infinitum customers to create their own individualized packages of additional voice services, including a combination of local and long-distance calls.

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

In June 2009, we began to double the speed for the following high speed Internet access packages: “Paquete Conectes en Infinitum” was increased from 512 Kbps to 1 Mbps, “Paquete Acerques” was increased from 1 Mbps to 2 Mbps, and “Paquete Todo México sin Límites” was increased from 2 Mbps to 5 Mbps. In addition, “Paquete Todo México sin Límites” had its free international long-distance minutes to the U.S. increased from 200 minutes to 300 minutes.

Other Products and Services

We provide various telecommunications and telecommunications-related products and services that include sales of computers, telecommunications equipment and accessories, public phones and billing and collection services to third parties.

In July 2009, we launched a new financing offer for computer equipment under which for a small down payment and a monthly fee of only P.100 customers can acquire home computers.

In November 2008, we entered into several agreements with Dish Mexico and its affiliates, which operate a direct-to-home (DTH) pay television system in Mexico. We are currently providing customary billing and collection services, customer equipment and access to the Telmex retail distribution network. Subject to specified authorizations, we could invest directly in a joint venture with Dish.

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

Billing and Customer Service

Our invoices detail the number and destination of local and long-distance calls made, and charges for other services. On our website (www.telmex.com) our customers can view their statements in detail: “SI@NA” for corporate customers and “Mi Telmex” for residential and commercial customers. On our website we provide information about our services, corporate information and access to online transactions such as order services and the payment of invoices.

We provide support to our customers through our customer service centers, call centers and our website. We service our corporate clients through our integrated service plans that can be customized to meet the specific of individual clients. We assign specialized staff to service large corporate clients.

We also offer billing and collection services to other companies through our phone bill. We currently provide billing and collection services to companies such as Medicalhome, Socio Águila, Teletón, Telecomunicaciones de México and Dish México.

Public Telephony and Prepaid Phone Cards

We have several programs to meet the need for different kinds of public telephone service in different areas. We had close to 703 thousand fixed-line public telephones in operation at December 31, 2009. In the increasingly competitive market to provide telecommunications services, independent operators have installed public telephones for which we provide access. There were more than 87 thousand independently operated public telephones at December 31, 2009, an increase of 4.8% compared with 2008.

In 2009, we sold 60.6 million prepaid cards under the brand name “Ladatel” for use in public phones, a decrease of 35.0% from 2008, and 22.2 million prepaid cards under the brand name “Multifón” for use in public and residential telephones, a decrease of 17.9% from 2008. Revenues from sales of prepaid cards accounted for 2.2% of our consolidated revenues in 2009. In 2009, our revenues from public telephony decreased by 28.2% as a result of intense competition from wireless carriers.

Operations in the United States

Our U.S. subsidiary, Telmex USA, L.L.C., or Telmex USA, holds a facilities-based authorization from the U.S. Federal Communications Commission permitting Telmex USA to install and operate telecommunications facilities in the United States. Telmex USA offers data transmission and cross-border data transit services. Telmex USA is also authorized to resell long-distance services and sell prepaid telephone cards in the United States, and to collect installation and monthly rent payments for telephone lines in Mexico.

In December 2005, we agreed with Alcatel and AT&T International (one of our principal shareholders) to jointly invest in an aggregate 51% interest in 2Wire, Inc., or 2Wire, a broadband network equipment and service provider for homes and small offices in the United States. Our current interest in 2Wire is 13.0%.

Network

Through our network we offer many advanced services that include voice, data and video transmission, Internet access and integrated solutions to all types of customers. These services encompass public, rural and residential telephony; specific solutions for small and medium sized commercial customers; and integrated offers for large domestic and international corporations.

Our local and long-distance fiber optic network consists of more than 109 thousand kilometers, reaches more than 90% of Mexico’s population, connects the major cities in Mexico and connects Mexico via submarine cables with 28 other countries. Our network included 15.9 million local fixed billed lines (until 2008, this figure included lines that were at least two months behind on bill payments) at December 31, 2009, a decrease of 3.5% compared to December 31, 2008, reflecting 1.2 million new and 1.7 million disconnected lines in 2009.

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

Access Network

Our external copper network is capable of supporting conventional telephone services, as well as modern broadband services using different digital technologies such as Asymmetric Digital Subscriber Line 2 plus, or ADSL2+, which allows us to use existing telephone lines at speeds close to 20 Mbps. Currently we are delivering high speed Internet access with speeds of up to 5 Mbps.

Access by fiber-optic is available to our corporate customers for broadband multi-services. Access by fiber-optic is increasing for our residential customers. We have installed fiber optic lines based on the “Fiber to the Node” and “Fiber to the Building” models as part of our strategy to increase the bandwidth available for all our customers by extending our fiber-optic lines and reducing the length of our external copper network.

We also have wireless access platforms that are supported by radio direct access and multiple access systems, WLL (wireless local loop) systems, Wimax systems as well as satellite systems to provide voice, data and Internet access services to customers who are geographically remote from our fiber optic infrastructure.

Switch Network

Voice processing in our network is controlled by digital local and long-distance telephone exchanges employing high levels of redundancy and load sharing to enhance network availability and service quality. We also use an Advanced Intelligent Network platform, which currently can manage close to 50 applications and value-added services with high levels of reliability. Furthermore, this platform is capable of implementing new services and applications throughout our network in a short amount of time. As part of our network evolution, we have installed a centralized control platform based on the IMS (Internet Multimedia Subsystem) model. The aim of this new platform is to offer new multimedia services to our customers.

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

In order to increase our transmission capacities, we also use Dense Wavelength Division Multiplexing, or DWDM, technology which divides the optic fiber signals into multiple wavelengths and allows us to operate our network at speeds of up to 370 Gbps over one optic fiber pair, equivalent to managing almost 4.5 million simultaneous telephone conversations.

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

Competition

We face competition from a large number of market participants using a variety of technologies to address different elements of the demand for telecommunications services. Currently our principal competitors include: holders of long-distance licenses; holders of licenses to provide fixed-line local service, of which Axtel and Maxcom are the largest; cable television operators with licenses to provide telephone and internet services, led by Megacable, Cablevisión and Cablemás; and the mobile telecommunications operators, of which Telcel and Movistar are the largest.

The Mexican telecommunications market is increasingly complex, and the barriers between formerly distinct markets are eroding as a result of regulatory and technological change. While we have a strong share in certain segments of the market, such as switched long-distance service or broadband data connections, our overall share of the telecommunications market is difficult to evaluate. For example, according to Select Estrategia, S.C., a leading market research firm in Mexico, at year-end 2009 we had approximately 15.9 million billed lines in service in our network, while mobile phone carriers had an estimated combined total of 82.0 million mobile lines in service. At the same date, the other local fixed-line operators, mobile fixed-line operators and cable television providers, together, had approximately 3.8 million fixed lines in service, an increase of 14.7% over the previous year.

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

Cofetel was established by the Federal Telecommunications Law as a separate administrative body that enjoys operative, budgetary and management independence from the Communications Ministry. Cofetel is charged with the regulation, promotion and supervision of the telecommunications and radio broadcasting markets in Mexico, with full autonomy to issue its own resolutions. Cofetel is headed by five commissioners appointed by the President of Mexico, one of whom serves as chairman. Many of the faculties and obligations of the Communications Ministry under the Federal Telecommunications Law and the Telecommunications Regulations were transferred to Cofetel. We regularly provide reports to Cofetel on our operations, financial performance and other matters. We are also required to publish our annual network expansion program and must inform Cofetel of the progress of our expansion program on an annual basis.

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

The General Communications Law, the Federal Telecommunications Law and the Concession include various provisions under which the Concession may be terminated before its scheduled expiration date. Under the General Communications Law and the Federal Telecommunications Law, the Communications Ministry may cause early termination of the Concession in certain cases, including:

•	Failure to comply with the terms of the Concession;

•	Interruption of all or a material part of the services provided by us;

•	Transfer or assignment without the Communications Ministry approval of the Concession, the rights provided under the Concession or any asset used to provide telephone service;

•	Violation of the prohibition against ownership of our shares by foreign states;

•	Violation of the prohibition against any material modification of the nature of our services without prior Communications Ministry approval; and

•	Breach of certain other obligations under the General Communications Law and the Federal Telecommunications Law.

In addition, the Concession provides for early termination by the Communications Ministry following administrative proceedings in the event of:

•	Material and continuing violation of any of the conditions set forth in the Concession;

•	Material failure to meet any of the service expansion requirements under the Concession;

•	Material failure to meet any of the requirements under the Concession for improvement in the quality of service;

•	Engagement in any telecommunications business not authorized under the Concession and requiring prior approval of the Communications Ministry;

•	Following notice and a cure period, failure without just cause to allow other concessionaires to interconnect their telephone networks to our telephone network; or

•	Our bankruptcy.

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

Competition

The Telecommunications Regulations and the Concession contain various provisions designed to foster competition in the provision of telecommunications services. In general, the Communications Ministry is authorized to grant concessions to other parties for the provision of any of the services provided by us under the Concession. There are currently 17 competing long-distance carriers operating in Mexico (including Telmex and Telnor) and concessions have been granted to a total of 49 long-distance companies, all of which also have concessions for international long-distance services.

As of December 31, 2009, there were 30 local fixed-line licensees (including Telmex and Telnor), three of which also hold local wireless licenses (including Telmex), primarily in Mexico City, Guadalajara, Monterrey, Puebla and other large and medium-sized cities. See—Operations—Competition. Concessionaires are not required to operate certain private local telecommunications networks or to provide value-added services, although other authorizations may be required.

With respect to international long-distance services, Cofetel rules cover matters such as the termination of international calls and mechanisms for routing calls into and out of Mexico. Currently, international traffic must be carried by Mexican concessionaires and through authorized international gateways consistent with Cofetel’s international long-distance rules.

The Communications Ministry has greatly expanded the ability of cable television operators to compete with us. Since 2003, it has permitted them to provide bidirectional transmission of data. Since 2004, it has permitted them to provide signal-transmission services to local fixed-line operators and data and broadband Internet access services to the public. Since 2006, it has permitted some of them to provide fixed-line local telephone services. See —Regulation—Television and Audio Services.

We also experience competition from unregulated sources. For example, some operators offer VoIP services, although the application of current regulations to these services is unclear.

The competitive environment in the Mexican telecommunications market has been the subject of controversy and of attention from Mexican regulators and from abroad. In the past, the Competition Commission determined that we were a dominant provider of certain telecommunications services and Cofetel adopted specific regulations applicable to us as a dominant carrier. These resolutions and regulations were later held invalid and were nullified by Mexican federal courts. The Competition Commission also has repeatedly ruled that we have engaged in certain monopolistic practices. Most, but not all, of these past Competition Commission rulings also have been declared null and void by federal courts or have been withdrawn by the Competition Commission. The Competition Commission is currently conducting investigations relating to monopolistic practices and recently issued final resolutions concluding that we and Telnor have substantial power in certain markets. See —Regulatory Initiatives Relating to Competition below and Item 8. Financial Information—Legal Proceedings.

In 2005, Mexico resolved a WTO dispute brought by the United States by adopting regulations authorizing resale of outgoing international and domestic long-distance service, adding to the downward pressure on the rates we charge our customers for our long-distance services.

Regulatory Initiatives Relating to Competition

The Federal Telecommunications Law provides that, if a company is determined to have substantial market power in a relevant market, the Communications Ministry may adopt specific regulations on rates, quality of service and information to be provided by the dominant company. In addition, if a company is determined by the Competition Commission to have engaged in monopolistic practices, it may be subject to prohibitions or monetary sanctions.

Between November 2007 and February 2008, the Competition Commission began seven industry-wide investigations to determine whether any operators, including Telmex and certain of its affiliates, possess substantial market power or are engaged in monopolistic practices in certain segments of the Mexican telecommunications market. Four final resolutions have determined that, in the geographic areas covered by our network, Telmex and Telnor have substantial power in the following markets: (i) switched call completion provided to other concessionaires of local and long-distance service; (ii) call origination offered to other concessionaires of long-distance service; (iii) transit services offered to concessionaires of local and long-distance services in 198 areas of local service that such concessionaires cover; and (iv) certain wholesale markets for dedicated, leased local and domestic long-distance links, as well as the wholesale markets for dedicated, leased international long-distance and interconnection. We and Telnor filed administrative appeals with the Competition Commission for reconsideration of these four resolutions, which were rejected. As a result, we filed petitions for constitutional protection (amparo), which are pending.

If the four final resolutions are upheld, Cofetel could impose specific tariff requirements or other special regulations such as additional requirements regarding disclosure of information or quality of service. We cannot predict the form any such regulations will take or their impact on our business, but we believe they would reduce our flexibility and ability to adopt competitive market policies. We also cannot predict the timing of the proposed adoption of any such regulations, or whether we will be able to challenge their implementation.

In the three remaining cases, the Competition Commission is investigating whether we and, in one case, Telnor engaged in monopolistic practices in the following markets: (i) broadband Internet access service for residential customers in Mexico; (ii) interconnection service in fixed networks; and (iii) interurban transport for exchanged long-distance traffic. The three remaining investigations are in the stage of information collection and analysis, and we cannot predict their outcome. Findings adverse to us in any of the three remaining investigations may lead to the imposition of regulations, prohibitions or monetary penalties on us.

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

In October 2006, the Communications Ministry adopted regulations that permit paid television and audio concessionaires to provide fixed-line local telephone services and local telephone service providers like us to provide paid television and audio services. These regulations facilitate the convergence of voice, data and video services into one integrated product that could be delivered over a broadband network. The regulations allow concessionaires to provide these new services, subject to certain regulatory steps to be taken by Cofetel. As of December 31, 2009, 28 cable television providers, holding a total of 60 concessions, provide or have been authorized to provide local fixed-line voice-transmission and one fixed-line local service provider offers paid television services. In the case of Telmex, due to certain restrictions on our concession, additional conditions have been imposed, including the implementation of network interoperability, telephone number portability and verification of compliance with existing concession obligations, as well as the adoption of an interconnection framework. Telephone number portability was initiated in July 2008, allowing customers to change their telephone provider and keep their telephone number. We intend to provide television and audio services and we believe we have met all the requirements necessary to do so; however, to date we have been unable to obtain authorization.

We cannot predict the outcome and the effect of the regulatory processes described above, but they could result in the entry of new competitors to our business and could have an adverse effect on our competitive position and results of operations.

Consolidation of Local Service Areas

In November 2005 Cofetel issued guidelines for making changes to local service areas, including the consolidation of such local service areas. We contested these guidelines in an administrative proceeding that was rejected by the Communications Ministry. We subsequently challenged the legality of the guidelines before the Third Metropolitan Regional Federal Court of Justice for Tax and Administrative Matters, which is pending. In addition, beginning in March 2007 Cofetel issued several resolutions pursuant to these guidelines to consolidate 198 local service areas, reducing the number of local service areas from the current total of 397. These resolutions were nullified by a federal court in November 2009. If the guidelines are upheld and new resolutions to consolidate our local service areas are implemented by Cofetel, we believe this consolidation could have an adverse impact on our revenues from long-distance service. See Item 8. Financial Information—Legal Proceedings.

Rates

The General Communications Law, the Federal Telecommunications Law and the Telecommunications Regulations provide that the basis for setting the rates charged by a telecommunications concessionaire is set forth in its concession.

Under the Concession, our rates in any period for basic telephone services, including installation, monthly rent, measured local service and long-distance service, are subject to a ceiling on the price of a “basket” of such services weighted to reflect the volume of each service provided by us during the preceding period. There is also a price floor based on our average long-run incremental cost. Within this aggregate price range, we are free to determine the structure of our own rates. We must get permission from Cofetel before our rates can take effect.

The price cap varies directly with the Mexican National Consumer Price Index, permitting us to raise nominal rates to keep pace with inflation (minus a productivity factor set for the telecommunications industry), subject to consultation with the Communications Ministry. We have not raised our nominal rates since March 2001 for local service and since March 1999 for long-distance service. Under the Concession, the price cap is also adjusted downward periodically to pass on the benefits of our increased productivity to our customers. The Communications Ministry sets a new periodic adjustment for every four-year period to permit us to maintain an internal rate of return equal to our weighted average cost of capital. The Communications Ministry fixed the adjustment per quarter in nominal terms at 0.74% for 2003-2006 and 0.84% for 2007-2010. For services extending beyond basic telephone service, the Federal Telecommunications Law and the Concession permit us, under certain conditions and subject to registration with Cofetel, to set our prices free of rate regulation. These services include data transmission, directory services and services based on digital technology, such as caller ID, call waiting, speed dialing, automatic redialing, three-way conference and call transfer.

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

The Concession provides that other terms of interconnection, including fees, are to be negotiated between us and each other long-distance carrier, and that, in the event the parties are unable to agree, the Communications Ministry imposes the terms. In 2002, we agreed with competing long-distance carriers to set an interconnection rate of U.S.$0.00975 per minute and per interconnection point. This rate will remain in effect so long as we and the other carriers do not agree to set a new rate.

As of December 31, 2009, we have entered into interconnection agreements with all operators that have requested interconnection services. Nevertheless, in 2008, Cofetel notified us of several resolutions to reduce interconnection and transit rates, and to eliminate resale charges. We have appealed these resolutions and a final determination is pending. We will continue collecting the rates that have been applied since 2002 until these proceedings are concluded.

In Mexico, under the “calling party pays” service, our fixed-line customers pay us an interconnection charge when they call a mobile telephone, and during 2009 we paid 68.1% of that amount to the mobile phone carrier that completes the call. Historically, this interconnection charge applied only to local calls. In November 2006, however, Cofetel extended the “calling party pays” charge to domestic and international long-distance calls, while concurrently eliminating the fee that mobile phone carriers charge their customers for receiving long-distance calls from fixed-line and mobile callers.

In February 2009, Cofetel published the Fundamental Technical Plan, which requires operators with the greatest number of access points to provide other operators with access to our network on an “unbundled” basis that disaggregates the prices for different service elements. This plan could have a negative impact on us and on the telecommunications sector in general, since it establishes additional obligations to concessionaries. In particular, we believe this may result in pricing network access at rates below the recovery cost for our infrastructure investments. In October 2009, Cofetel issued two resolutions determining that we and Telnor are operators with the largest number of access points in our respective concession coverage areas. We have filed petitions for constitutional protection (amparo) against the Fundamental Technical Plan and these resolutions, which are pending.

New Telecommunications Tax

Effective January 1, 2010, the Mexican government imposed a new tax of 3% on the revenues of certain telecommunication services we provide. We cannot yet predict the effects of this tax will have on our financial performance.

CAPITAL EXPENDITURES

The following table sets forth, in constant pesos as of December 31, 2009, our capital expenditures, before retirements, for each year in the three-year period ended December 31, 2009. Like other financial information in this annual report, the amounts shown below for capital expenditures reflect only our continuing operations.

	Year ended December 31,
	2009		2008		2007
	(2009 and 2008 in millions of pesos, 2007 in millions of constant pesos as of December 31, 2007)
Data, connectivity and transmission network	P.	6,061	P.	7,506	P.	7,787
Internal plant		334		608		1,444
Outside plant		753		851		1,329
Systems		165		319		748
Other		1,685		797		2,132

Total telephone plant capital expenditures	P.	8,998	P.	10,081	P.	13,440

Our total capital expenditures decreased by 10.7% in 2009. In 2009, our consolidated capital expenditures totaled P.9.0 billion (U.S.$661.3 million). The investments in our data, connectivity and transmission networks represented 67.4% of our consolidated capital expenditures (P.6.1 billion or U.S.$445.4 million).

We have budgeted capital expenditures in an amount equivalent to approximately P.10.2 billion (U.S.$761.2 million) for the year 2010, of which 76.7% (P.7.8 billion or U.S.$583.8 million) are budgeted for investments in our data, connectivity and transmission network. Budgeted capital expenditures for 2010 exclude any other investments we may make to acquire other companies. For subsequent years, our capital expenditures will depend on economic and market conditions. Our budgeted capital expenditures are financed through operating cash flows and limited borrowing.

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

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion should be read in conjunction with the consolidated financial statements and notes thereto included in this annual report. Our audited consolidated financial statements have been adjusted to treat as discontinued operations the businesses we transferred to Telmex Internacional in the Escisión in December 2007. Accordingly, they differ from the financial statements we have previously published. Except where we specify otherwise, the discussion below concerns only our continuing operations and not those we transferred to Telmex Internacional in the Escisión.

Our consolidated financial statements have been prepared in accordance with Mexican Financial Reporting Standards, or Mexican FRS, which differ in certain respects from generally accepted accounting principles in the United States, or U.S. GAAP. Note 17 to our audited consolidated financial statements provides a description of the principal differences between Mexican FRS and U.S. GAAP, as they relate to us; a reconciliation to U.S. GAAP of net income and total stockholders’ equity; and condensed financial statements under U.S. GAAP.

Overview

Our total revenues have fallen in recent years, as declining average revenues from local, interconnection and long-distance services have been only partly offset by increasing revenues from the data business. In response to competitive market pressures, we have not raised our nominal rates since 2001, and we have given discounts for our services, particularly domestic long-distance. Revenues have also declined, partly because wide range of services included in our packages that implicitly include larger discounts.

Competition and changing technologies have had important effects on our financial performance. We expect continued pressure on prices for basic telephone services. In local service, rapid growth in mobile telecommunications has made mobile phone operators the main competitors for local networks. In addition, local and long-distance services face competition from other means of communication such as cable providers, private circuits and the Internet, including VoIP, a technology that transmits ordinary telephone calls over the Internet. On the other hand, the number of our broadband Internet access subscribers (Infinitum ADSL) grew by 30.2% in 2009 and 71.3% in 2008, and we expect that it will continue to grow and to affect usage of other services.

Our mix of revenues has been changing as a result. Revenues from voice services represented 69.2% of our total revenues in 2009 compared to 74.7% in 2008, while revenues from data services represented 25.9% of our total revenues in 2009 compared to 20.4% in 2008. These changes have also affected our profit margins. In 2009, total revenues decreased by 4.0% and our operating income by 13.5%. Our operating margin decreased to 28.9% in 2009 from 32.0% in 2008, because of the changing mix of our revenues.

We expect that our revenues attributable to voice services will continue to decline as a result of continued pressure on prices and continued migration of customers to mobile and alternative products. We expect our revenues from data services will continue to increase as a percentage of our total revenues as demand for integrated telecommunications solutions among corporate customers and Internet penetration rates among residential customers continue to rise. We expect that the decline in revenues from voice services will be partly offset by an increase in data services revenues.

Our future results may be affected significantly by the general economic and financial conditions in Mexico and the United States, including the level of economic growth, exchange rate and interest rate fluctuations and inflation. The current global recessionary environment may further exacerbate the impact of these factors on us. Our performance may also be affected by acquisitions and other investments we may make. Exchange rate variations on our U.S. dollar-denominated indebtedness contribute to the volatility of our financing cost, which we manage through the use of derivative instruments. Exchange gain, net, was P.1,097 million in 2009 and exchange loss, net, was P.2,494 million in 2008.

We may be affected by actions taken by regulatory authorities and legal proceedings in connection with regulatory matters. See Item 4. Information on the Company—Regulation and Item 8. Legal Proceedings.

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

Effect of Inflation Accounting

Due to the adoption of Mexican FRS B-10, effective January 1, 2008, we ceased to recognize the effects of inflation on our financial information. Prior to 2008, inflation accounting had extensive effects on the presentation of our financial statements. Our financial statements for periods through December 31, 2007 have been re-expressed in constant pesos as of December 31, 2007, using a factor that is based on the Mexican consumer price index. The value of the re-expression factor has a significant impact on the comparison between our results of operations for 2007 and for prior years. See Note 1(II)(b) to our audited consolidated financial statements.

Cessation of inflation accounting under Mexican FRS in 2008

Mexican FRS have changed for periods beginning in 2008, and the inflation accounting methods summarized below will no longer apply, unless the economic environment in which we operate qualifies as “inflationary” for purposes of Mexican FRS. An environment is inflationary if the cumulative inflation rate equals or exceeds an aggregate of 26% over three consecutive years (equivalent to an average of 8% in each year). Based on current forecasts, we do not expect the Mexican economic environment to qualify as inflationary in 2010, but that could change depending on actual economic performance.

As a result, we presented financial statements without the inflationary effects in 2009 and 2008. In this respect, our financial statements in 2009 and 2008 are not comparable to those for prior periods. In comparing our results for 2009 and 2008 to results for prior periods, the most important consequence of no longer recognizing the effects of inflation during 2009 and 2008, and of related changes in other accounting standards, are as follows:

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

•

We ceased to use inflation-adjusted assumptions in determining our employee benefit obligations and instead use nominal discount rates and other assumptions. This change did not have a significant effect on our financial results in 2009 and 2008.

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

Effects of inflation accounting on U.S. GAAP reconciliation for periods prior to 2008

U.S. GAAP does not ordinarily contemplate the recognition of effects of inflation or the expression of prior-period financial statements. However, in reconciling our net income and stockholders’ equity to U.S. GAAP, we have generally not reversed the effect of inflation accounting under Mexican FRS in 2007, pursuant to a long-established practice under which Mexican FRS inflation accounting is acceptable in financial statements filed with the SEC, with one exception with respect to the special rule applicable to plant, property and equipment manufactured in a country other than the country in which they are located. Our reconciliation does reverse the effects of that special rule. See Note 17 to our audited consolidated financial statements.

Changes in Mexican FRS and US GAAP

Notes 1 and 17 to our audited consolidated financial statements discuss new accounting pronouncements under Mexican FRS and US GAAP that became effective in 2009 and 2008 and that will become effective in 2010. The pronouncements that became effective on January 1, 2009 and 2008 were fully implemented in the financial statements included in this annual report. In 2010, other pronouncements might affect certain aspects of our financial statements. The 2009 and 2008 accounting pronouncements were applied on a prospective basis and prior years’ financial statements have not been adjusted. As a result, our financial statements for 2009 and 2008 may not be comparable to our financial statements of prior years.

The Escisión

In December 2007, we transferred our Latin American and yellow pages directory businesses to a new, separate entity, Telmex Internacional, in an escisión, or split-up. See Item 4. Information on the Company—History. The businesses we transferred to Telmex Internacional are presented as discontinued operations for dates and periods prior to the effective date of the Escisión, which was December 26, 2007 under Mexican FRS and June 10, 2008 under U.S. GAAP. See Note 2 to our audited consolidated financial statements.

Summary of Operating Income and Net Income

The table below summarizes our consolidated income statement for the past three years.

	Year ended December 31,
	2009			2008			2007
	(millions of pesos)		(percentage of operating revenues)	(millions of pesos)		(percentage of operating revenues)	(millions of pesos)		(percentage of operating revenues)
	(in millions of pesos in 2009 and 2008 and in millions of constant pesos as of December 31, 2007 for 2007)
Operating revenues:
Local service	P.	45,028	37.8%	P.	48,982	39.5%	P.	54,398	41.6%
Domestic long-distance service		14,143	11.9		15,742	12.7		17,349	13.3
International long-distance service		6,662	5.6		8,793	7.1		9,678	7.4
Interconnection service		16,573	13.9		19,140	15.4		22,604	17.3
Data services		30,817	25.9		25,387	20.4		22,280	17.1
Other		5,877	4.9		6,061	4.9		4,459	3.3

		119,100	100.0		124,105	100.0		130,768	100.0

Operating costs and expenses:
Cost of sales and services		34,159	28.7		32,523	26.2		32,364	24.7
Commercial, administrative and general expenses		20,830	17.5		19,863	16.0		19,553	15.0
Interconnection		11,796	9.9		14,043	11.3		16,542	12.6
Depreciation and amortization		17,951	15.0		17,933	14.5		18,425	14.1

		84,736	71.1		84,362	68.0		86,884	66.4

Operating income		34,364	28.9%		39,743	32.0%		43,884	33.6%

Other expenses, net		1,350			679			44
Financing cost:
Interest income		(711)			(913)			(1,396)
Interest expense		6,122			7,652			6,615
Exchange (gain) loss, net		(1,097)			2,494			643
Monetary gain, net(1)		—			—			(2,513)

		4,314			9,233			3,349
Equity interest in net income (loss) of affiliates		255			(62)			17

Income before income tax		28,955			29,769			40,508
Income tax		8,486			9,592			11,619

Income from continuing operations		20,469			20,177			28,889
Income from discontinued operations, net of income tax		—			—			7,166

Net income	P.	20,469		P.	20,177		P.	36,055

Distribution of net income:
Controlling interest	P.	20,469		P.	20,177		P.	35,485
Non-controlling interest		—			—			570

	P.	20,469		P.	20,177		P.	36,055

Earnings per share from continuing operations	P.	1.11		P.	1.07		P.	1.46

Earnings per share from discontinued operations	P.	—		P.	—		P.	0.34

Earnings per share	P.	1.11		P.	1.07		P.	1.80

(1)	We do not report monetary gain after 2007, because we are no longer required to present the effects of inflation under Mexican FRS after 2007.

Revenues

Total revenues in 2009 were P.119,100 million, a decrease of 4.0% compared to 2008, primarily due to a decline in revenues from local services, long-distance services and the “calling party pays” service, partly offset by the increase in revenues generated from data services. The percentage of our revenues attributable to voice services (including local, long-distance and interconnection services) declined from 74.7% in 2008 to 69.2% in 2009, while revenues from data services grew to 25.9% of our revenues in 2009 compared to 20.4% in 2008.

Local Service Revenues

Operating revenues from local services include installation charges for new lines, monthly line rental charges, monthly fees for digital services and monthly measured service charges based on the number of calls. These revenues depend on the number of billed lines, the number of new lines installed and the volume of calls. Measured service charges are due from residential customers only for the number of local calls exceeding a specified monthly allotment. Accordingly, revenues from local service for residential customers do not depend solely on usage volume.

Revenues from local service decreased by 8.1% in 2009 and 10.0% in 2008. The decreases in 2009 and 2008 were principally due to a decrease in billed lines, lower average revenue per local billed call and reductions in local traffic due to competition from both wireless and other fixed-line service providers.

Domestic Long-distance Revenues

Operating revenues from domestic long-distance service consist of (a) amounts earned from our customers and (b) amounts earned from other telecommunications operators for terminating their domestic long-distance calls. The amount of operating revenues from domestic long-distance service depends on rates and traffic volume.

Domestic long-distance revenues decreased by 10.2% in 2009 and by 9.3% in 2008. The decrease in 2009 was primarily due to lower average revenue per minute. The decrease in 2008 was primarily because the increase in traffic was not enough to offset the lower average revenue per minute. Lower average revenue per minute in both 2009 and 2008 was due to our increased offerings of multi-service packages that include long-distance minutes, which promote traffic volume but reduce average revenue per minute.

International Long-distance Revenues

Operating revenues from international long-distance service consist of (a) amounts earned from our customers and (b) amounts earned from foreign telecommunications carriers for terminating international calls. The amount of operating revenues from international long-distance service depends on the volume of traffic, the rates charged to our customers, the rates charged by each party under agreements with foreign carriers, principally in the United States, and the effects of competition. We report international long-distance revenues gross of the settlement amounts payable to foreign carriers, which are recorded in cost of sales and services. In 2009, settlement payments from foreign carriers represented 2.2% of our consolidated revenues and 38.7% of our international long-distance revenues. Settlement payments under service agreements with foreign carriers are generally denominated in U.S. dollars.

International long-distance revenues decreased by 24.2% in 2009 and by 9.1% in 2008. The decrease in 2009 was primarily due to a decline in outgoing traffic of 31.8%, reflecting a decrease in

Mexico’s economic activity as well as a decrease in traffic from mobile operators, partially offset by an increase in average revenue per minute. Revenues from incoming international long-distance traffic decreased by 22.8% in 2009, mainly due to an 8.6% decline in incoming traffic and a reduction in average revenue per minute. The decrease in 2008 was primarily due to lower average revenue per minute and a decline of incoming traffic. Outgoing billed minutes increased by 2.1% and incoming billed minutes decreased by 11.1%.

Revenues from Interconnection Service

Revenues from interconnection service are comprised of fees for connection with our network of fixed-to-mobile, mobile-to-fixed and long-distance calls. Calls between fixed and mobile telephones are subject to the “calling party pays” service, which covers long-distance calls as well as local calls. In the case of local and domestic long-distance service, under the “calling party pays” service, our fixed-line customers pay us an interconnection charge when they call a mobile telephone. Of that amount, we pay a percentage to the mobile carrier that completed the call (68.1% in 2009). We recognize the amount paid to us under interconnection revenue, and we recognize the amount we pay under interconnection cost.

Revenues from interconnection service decreased by 13.4% in 2009 and by 15.3% in 2008. The decreases in 2009 and 2008 were primarily due to a decrease of the “calling party pays” rates and a decline in traffic due to increased market penetration by mobile phone carriers. In 2009, revenues from fixed-to-mobile calls represented 84.2% of interconnection revenues (88.2% in 2008) and revenues from local and long-distance operators represented 10.6% of interconnection revenue (8.2% in 2008 ). The balance of interconnection revenues represented payments from mobile phone carriers for mobile-to-fixed calls. Pursuant to an agreement with all mobile phone operators in Mexico concluded in 2006, the “calling party pays” rate for local, domestic long-distance and international long-distance services declined from 2006 to 2010.

Revenues from Data Services

Revenues from data services consist of revenues from Internet access service and corporate networks. Revenues from Internet access service include service fees for broadband and dial-up Internet access. Revenues from corporate networks mainly consist of revenues from installing and leasing dedicated private lines, revenues from virtual private network (VPN) services and revenues from the sale of value-added services to these customers.

Revenues from data services increased by 21.4% in 2009 and by 13.9% in 2008. The increases in 2009 and 2008 were primarily due to increases in the number of Internet access accounts by 30.2% in 2009 and 71.3% in 2008 (totaling 6.5 million in 2009 and 5.0 million in 2008), partially offset by lower average revenues per Internet access account. Revenue from data services also increased in 2009 and 2008 due to higher revenues from VPN services and data-related value-added services for the corporate market.

Other Revenues

The main components of other revenues are sales of computers, telephones and accessories at Telmex stores and billing and collection services offered to third parties. Other revenues decreased by 3.0% in 2009 and increased by 35.9% in 2008. The decrease in 2009 was mainly due to lower revenues from our billing and collection services, partially offset by increased sales of computers at Telmex stores. The increase in 2008 was primarily due to higher sales of computers at Telmex stores.

Operating Costs and Expenses

Cost of Sales and Services

Cost of sales and services increased by 5.0% in 2009 and by 0.5% in 2008. The increase in 2009 was primarily due to higher labor costs, cost of goods sold attributable to higher sales of computers and telecommunications equipment and third party services for corporate customers. The increase in 2008 was due to cost of goods sold attributable to higher sales of computers, higher utilities expenses, and higher expenses for maintenance and third party services related to our corporate customers’ networks as well as our data network.

Commercial, Administrative and General Expenses

Commercial, administrative and general expenses increased by 4.9% in 2009 and 1.6% in 2008. The increase in 2009 was primarily due to higher charges for doubtful accounts receivable, higher labor costs and higher sales activities related to the growth of Internet broadband services, effects partially offset by various initiatives to reduce costs. The increase in 2008 was primarily due to increased expenses related to sales activities and a higher charge for doubtful accounts receivable, partially offset by lower expenses related to a lower number of prepaid cards sold in 2008.

Interconnection Costs

Interconnection costs include payments to mobile phone carriers for “calling party pays” services. Interconnection costs decreased by 16.0% in 2009 and by 15.1% in 2008. The decreases in 2009 and 2008 were due to both a decline in the rate paid to mobile phone operators for calls under the “calling party pays” services and a decline in fixed-to-mobile traffic.

Depreciation and Amortization

Depreciation and amortization remained stable in 2009 and decreased by 2.7% in 2008. The decrease in 2008 was due to a decrease in the amount of our depreciable assets. According to Mexican FRS applicable through 2007, we adjusted imported fixed assets based on the rate of inflation in the country of origin of the asset and the prevailing exchange rate. Fixed assets acquired in Mexico were adjusted based on the rate of Mexican inflation.

Operating Income

In 2009, operating income decreased by 13.5%, reflecting a 4.0% decrease in revenues and a 0.4% increase in operating costs and expenses. Operating margin decreased to 28.9% in 2009 from 32.0% in 2008.

In 2008, operating income decreased by 9.4%, reflecting a 5.1% decrease in revenues and a 2.9% decrease in operating costs and expenses. Operating margin decreased to 32.0% in 2008 from 33.6% in 2007. The decrease in operating margins in both periods reflects a continuing shift in our mix of revenues, with voice services representing a lower proportion of revenues and data services representing a higher proportion.

Other Expenses, Net

Other expenses, net, amounted to P.1,350 million in 2009, P.679 million in 2008 and P.44 million in 2007. Other expenses, net, mainly consist of the net amount we are required to recognize under our employee profit sharing obligations. Telmex, like other Mexican companies, is required by law to pay to its employees, in addition to their agreed compensation and benefits, profit sharing in an aggregate amount equal to 10% of our taxable income (calculated without reference to inflation adjustments).

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

Financing Cost, Net

Under Mexican FRS, net financing cost reflects interest income, interest expense, and foreign exchange gain or loss. Through 2007, it also included the gain or loss attributable to the effects of inflation on monetary liabilities and assets. A substantial proportion of our indebtedness (64.8% at December 31, 2009) is denominated in U.S. dollars, and we engage in derivative transactions to manage our exposure to exchange rate variation.

In 2009, net financing cost was P.4,314 million compared with P.9,233 million in 2008. The changes in each component were as follows:

•	Interest income decreased by 22.1% in 2009 and by 34.6% in 2008. The decreases in 2009 and 2008 were both due to a lower average level of interest-bearing assets.

•

Interest expense decreased by 20.0% in 2009 and increased by 15.7% in 2008. The decrease in 2009 was primarily due to a lower average level of debt. The increase in interest expense in 2008 was partly due to the losses on interest-rate swaps, offset by a lower average interest rate and a lower average level of debt. In each year, we recognized net losses on interest-rate swaps (P.2,057 million in 2009, P.2,440 million in 2008 and P.176 million in 2007).

•

We recorded net exchange gain of P.1,097 million in 2009 and net exchange loss of P.2,494 million in 2008. In 2009, the net exchange gain was due to a gain caused by the appreciation of the peso against the U.S. dollar by approximately 3.5% during 2009, partly offset by net fair value losses on currency hedging instruments. In 2008, the net exchange loss was due to a loss caused by the depreciation of the peso against the U.S. dollar by approximately 24.6% during 2008, offset by a net fair value gain on currency hedging instruments.

•

Beginning 2008, we did not recognize the effects of inflation because of a change in Mexican FRS. Through 2007, we recognized a net gain in our monetary position because average monetary liabilities exceeded average monetary assets.

Income Tax

The statutory rate of the Mexican corporate income tax was 28% in 2009, 2008 and 2007. Under the Mexican Tax Reform Law approved in December , 2009, the corporate income tax rate will be increased from 28% to 30% for 2010 through 2012, and will be scaled back to 29% in 2013 and to 28% in 2014 and future years. Our effective rate of corporate income tax as a percentage of pre-tax profit was 29.3% in 2009, 32.2% in 2008 and 28.7% in 2007. Although after 2007 we no longer recognize the effects of inflation in our financial statements, we do continue to recognize the impact of inflation for tax reporting purposes. This causes our pretax income to be affected by taxable monetary gain on our net monetary liabilities and by higher depreciation due to the application of inflation indexation on our assets. As a result, our effective tax rate in 2009 was lower than in 2008 due to a lower rate of inflation of 3.6% in 2009 compared to 6.5% in 2008. In 2008, as a result of the impact of inflation for tax purposes, our taxable income was higher than our income under Mexican FRS, and our effective tax rate was higher in 2008 than in 2007.

On October 1, 2007, the Flat-Rate Business Tax Law (FRBT or “Impuesto Empresarial a Tasa Única”) was published and became effective as of January 1, 2008. Beginning January 1, 2008, the FRBT is computed by applying the applicable rate to income determined on the basis of cash flows, which is determined by deducting authorized deductions from all income collected from those activities that are subject to the tax. As established under the FRBT, certain FRBT credits also may be deducted from the FRBT payable. Under the FRBT’s transitory provisions, the FRBT rate is 16.5% in 2008, 17% in 2009 and 17.5% in 2010 and succeeding years.

Income from Continuing Operations, Net

Income from continuing operations, net, increased by 1.4% in 2009 and decreased by 30.2% in 2008. The increase in 2009 was due to lower financing cost and income taxes, offset by the decline in revenues from voice services. The decrease in 2008 was due to a decline in revenues from voice services and an increase in the financing cost, partly offset by a decrease in income taxes.

Liquidity and Capital Resources

Our main capital requirements are capital expenditures, dividend payments, share repurchases and the repayment of debt. We have generally met our capital requirements primarily from operating cash flows and some limited borrowing. Cash flows provided by operating activities were P.40,235 million in 2009 and P.45,905 million in 2008.

We had a working capital surplus of P.14,547 million at December 31, 2009. We believe that our working capital is sufficient to cover our current requirements.

Our capital expenditures were P.8,998 million in 2009, P.10,081 million in 2008 and P.13,440 million in 2007. In 2009, we used 67.4% of our capital expenditures for projects in data, connectivity and transmission networks, and the balance for other projects. We expect that our capital expenditures in 2010 will be approximately P.10.2 billion (U.S.$761 million), excluding expenditures for any business acquisitions we may make. If we receive authorization to provide triple-play services, we will evaluate whether to increase our capital expenditures to invest in related equipment.

The amount we spent on share repurchases was P.4,095 million in 2009, P.12,872 million in 2008 and P.15,783 million in 2007. The amount spent on share repurchases is determined from time to time by the Board of Directors taking into account factors including the price of our shares and our capital resources. See Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Dividends paid totaled P.15,093 million in 2009, P.7,609 million in 2008 and P.8,630 million in 2007.

In the table below we set forth certain contractual obligations as of December 31, 2009, consisting of debt and purchase obligations, and the period in which the contractual obligations come due. The amount of our long-term debt reported in the table excludes interest and fee payments, which are primarily variable amounts, and does not reflect derivative instruments, which provide for payment flows that vary depending on exchange rates and interest rates. Purchase obligations include capital commitments primarily for equipment supply and maintenance contracts. The table below does not include pension liabilities, deferred taxes or current accounts payable.

	Payments Due by Period (as of December 31, 2009)
	Total	2010		2011-2012		2013-2014		2015 and beyond
	(in millions of pesos)
Contractual obligations:
Total debt(1)	P.102,874	P.	19,769	P.	31,201	P	.19,725	P.	32,179
Purchase obligations	3,373		2,133		1,240		—		—

Total	P.106,247	P.	21,902	P.	32,441	P	.19,725	P.	32,179

(1)	Excludes interest payments, fees and the effect of derivative instruments.

At December 31, 2009, we had total indebtedness of P.102,874 million (approximately U.S.$7,878 million) compared to total indebtedness of P.107,055 million (approximately U.S.$7,908 million) at December 31, 2008. In 2009, we incurred additional U.S. dollar and peso-denominated debt and reduced our debt by repaying P.22,052 million (approximately U.S.$1,689 million).

We have a total amount of P.19,769 million (U.S.$1,514 million) in debt that has come, or will come, due in 2010, part of which has been financed with debt incurred in 2009 and part of which we plan to refinance with new debt in 2010. Of that total amount, we already repaid P.12,294 (U.S.$950 million) in senior notes that came due in January 2010.

The major categories of indebtedness are as follows:

•

U.S. dollar-denominated bank loans. These include two syndicated loan facilities, loans with support from export credit agencies and other loans. Most of our bank facilities bear interest at specified spreads over LIBOR. The weighted average interest rate at December 31, 2009 was approximately 0.7%. We had U.S.$2,855 million (P.37,282 million) in bank loans outstanding at December 31, 2009. The largest component is a credit facility that we obtained in August 2006, of which U.S.$1,700 million remain outstanding in two tranches: U.S.$1,000 million maturing in 2011 and U.S.$700 million maturing in 2013. In June 2006, we obtained a U.S.$500 million syndicated loan facility divided into two equal tranches maturing in 2010 and 2012.

Certain of our bank loans contain financial and operating covenants. The financial covenants require us to maintain a consolidated ratio of EBITDA to interest expense of no less than 3.00 to 1.00 and a consolidated ratio of total debt to EBITDA of no more than 3.75 to 1.00 (using terms defined in the credit agreements). Compliance with these covenants has not been a significant constraint on our ability to obtain financing.

•

Senior notes issued outside Mexico. We had U.S.$2,248 million (P.29,361 million) and P.4,500 million aggregate principal amounts of senior notes outstanding at December 31, 2009. After repayment of P.12,294 million (U.S.$950 million) in senior notes that came due in January 2010, we have three outstanding series of senior notes issued outside of Mexico:

Maturity	Issuance	Interest	Outstanding Amount (millions)
January 2015	January/February 2005	5.50%	U.S.$	798
January 2016	January 2006	8.75%	P.	4,500
November 2019	November 2009	5.50%	U.S.$	500

•

Peso-denominated senior notes issued in Mexico. We have issued peso-denominated senior notes (certificados bursátiles) from time to time in the Mexican market. Some of these notes bear interest at fixed rates and some bear interest at specified spreads based on the Mexican interbank equilibrium interest rate (Tasa de Interés Interbancaria de Equilibrio). At December 31, 2009, we had P.25,900 million of such notes outstanding, maturing from 2011 to 2037, and the weighted average interest rate was 6.3%.

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

At December 31, 2009, 64.8% of our total consolidated indebtedness was denominated in U.S. dollars, 32.3% was denominated in Mexican pesos and the remainder was denominated in other currencies. Our currency hedging practices are described below.

At December 31, 2009, 59.1% of our debt obligations bore interest at floating rates. The weighted average cost of all borrowed funds at December 31, 2009 (including interest and reimbursement of certain lenders for Mexican taxes withheld, but excluding fees and the effect of interest-rate swaps) was approximately 4.0% (compared to approximately 4.1% at December 31, 2008). The inclusion of fees and the effect of interest-rate swaps in the calculation of weighted average cost of all borrowed funds at December 31, 2009 would increase such cost by 1.9% to approximately 5.9% (compared to approximately 6.2% at December 31, 2008). Such cost does not include the effect of exchange rate variations. We have not pledged any assets as security for our debt.

Derivatives and Hedging

A substantial part of our indebtedness is denominated in U.S. dollars (64.8% as of December 31, 2009), and we have relatively limited assets and revenues denominated in U.S. dollars. As of December 31, 2009, our U.S. dollar-denominated indebtedness amounted to P.66,643 million. In addition, a substantial part of our indebtedness bears interest at variable rates (59.1% as of December 31, 2009). As a result, we are exposed to risks from changing currency exchange rates and interest rates.

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

Our use of derivatives varies from time to time, depending on our judgment about our level of exposure to exchange rate and interest rate risk, and the costs of derivative instruments. The aggregate notional amount of our interest-rate swaps may be greater or less than the principal amount of our debt, and we may discontinue hedging at any time. We review and change our derivatives positions regularly, and our derivatives policies change from time to time. Under Mexican FRS, we account for the derivative instruments on a fair value basis. See Note 7 to our audited consolidated financial statements.

We have engaged in derivatives transactions to reduce our exposure to changes in exchange rates. As of December 31, 2009, our cross-currency swaps covered foreign currency liabilities of U.S.$4,178 million and short-term forwards contracts covered U.S. dollar liabilities of U.S.$245 million, although the amount of our derivatives position varies substantially from time to time.

We have also engaged in derivatives transactions to reduce our exposure to changes in interest rates. Specifically, we have entered into interest-rate swaps in which we pay interest at a fixed rate and receive interest at a variable rate, on a notional amount in Mexican pesos or U.S. dollars. From time to time, we have also entered into interest-rate swaps in which we pay variable rates and receive fixed rates, as part of the management of our overall position. The general effect of these swaps is to replace an obligation to pay variable-rate interest on our debt with an obligation to pay fixed-rate interest. As of December 31, 2009, the aggregate notional amount of our peso-denominated variable rate to fixed rate interest-rate swaps was P.23,752 million. In the past, we entered into U.S. dollar-denominated interest rate swaps, including U.S.-dollar-denominated fixed rate to variable rate interest-rate swaps in the aggregate notional amount of P.1,354 million, which matured during 2009.

The fair value of our derivative instruments was an asset of P.11,377 million as of December 31, 2009.

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

Net income under U.S. GAAP was P.19,818 million in 2009, P.21,955 million in 2008 and P.35,833 million in 2007. Compared to Mexican FRS, net income under U.S. GAAP was 3.2% lower in 2009, 8.8% higher in 2008 and 0.6% lower in 2007.

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

Other differences that affected net income relate to accounting for costs of pension and seniority premium plans, capitalization of interest on assets under construction and deferred profit sharing. The differences in stockholders’ equity under Mexican FRS and U.S. GAAP reflect these same matters. For a discussion of the principal differences between Mexican FRS and U.S. GAAP, see Note 17 to our audited consolidated financial statements.

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

Estimated Useful Lives of Plant, Property and Equipment

We estimate the useful lives of particular classes of plant, property and equipment in order to determine the amount of depreciation expense to be recorded in each period. Depreciation expense is a significant element of our costs, amounting in 2009 to P.17,828 million, or 21.0% of our operating costs and expenses, under Mexican FRS, and P.18,491 million, or 21.2% of our operating costs and expenses, under U.S. GAAP. See Notes 4 and 17 to our audited consolidated financial statements.

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

Employee Pensions and Seniority Premiums

We recognize liabilities on our balance sheet and expenses in our income statement to reflect our obligations to pay employees under defined benefit retirement and seniority premium plans. The amounts we recognize are determined on an actuarial basis that involves many estimates and accounts for post-retirement and termination benefits in accordance with Mexican FRS. In 2009, we recognized net period cost relating to these obligations of P.5,022 million under Mexican FRS and P.5,208 million under U.S. GAAP.

We use estimates in four specific areas that have a significant effect on these amounts: (a) the discount rates that we use to calculate the present value of our future obligations, (b) the rate of increase in salaries that we assume we will observe in future years, (c) the rate of return we assume our pension fund will achieve on its investments and (d) the expected rate of inflation. The assumptions we have applied are identified in Note 10 (Mexican FRS) and Note 17 (U.S. GAAP) to our audited consolidated financial statements. These estimates are based on our historical experience, on current conditions in the financial markets and on our judgments about the future development of our salary costs and the financial markets. We review the estimates each year, and if we change them, our reported expense for pension costs may increase or decrease. In 2008, we began using nominal rates instead of real rates in preparing these estimates as a result of the cessation of inflation accounting under Mexican FRS.

Our liability for future pensions and seniority premiums is also affected by our estimate of the number of retired employees, and our pension fund is affected by the estimated rate of return on investments. Actual results may vary from these estimates. In 2009, the net actuarial loss of P.5,829 million was due to (i) the effect of an actuarial gain of P.4,372 million due to variations in reference rates that resulted in an increase in the value of plan assets invested in equity securities and fixed-income instruments, offset by (ii) an actuarial loss of P.10,201 million attributable principally to a higher than estimated number of employees retiring and higher than estimated salaries and pension benefits of retired employees.

As of December 31, 2009, 45.9% of fund assets consisted of peso-denominated fixed-income securities and 54.1% consisted of variable-income securities. The fund has experienced volatile returns on its investments in equity securities, which resulted in net losses on plan assets in prior years.

Allowance for Doubtful Accounts Receivable

We maintain an allowance for doubtful accounts receivable based on our estimates of losses we may experience because our customers or other telecommunications carriers do not pay the amounts they owe us. At December 31, 2009, the amount of the allowance was P.3,621 million. For our customers, we perform a statistical analysis based on our past experience, current delinquencies and economic trends. For carriers, we make individual estimates that may reflect our evaluation of pending disputes over amounts owed. Our allowance mainly consists of accounts that are over 90 days delinquent. Our allowance could prove insufficient if our statistical analysis of our customer receivables is inadequate, or if one or more carriers refuse or are unable to pay us. See Note 3 to our audited consolidated financial statements.

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

Impairment of Long-Lived Assets

We have large amounts of long-lived assets on our balance sheet. Under Mexican FRS and U.S. GAAP, we are required to test long-lived assets for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable for plant, property and equipment and licenses. Impairment testing for goodwill is required to be performed on an annual basis. At December 31, 2009, these include plant, property and equipment (P.104,305 million, net of accumulated depreciation), licenses (P.918 million, net of accumulated amortization) and goodwill (P.276 million, included in our equity investments). To estimate the fair value of long-lived assets, we typically make various assumptions about the future prospects for the business that the asset relates to, consider market factors specific to that business and estimate future cash flows to be generated by that business. Based on these assumptions and estimates, and guidance provided by Mexican FRS and U.S. GAAP relating to the impairment of long-lived assets, we determine whether we need to take an impairment charge to reduce the net carrying value of the asset stated on our balance sheet to reflect its estimated fair value. Assumptions and estimates about future values and remaining useful lives are complex and often subjective. They can be affected by a variety of factors, including external factors such as industry and economic trends, and internal factors such as changes in our business strategy and our internal forecasts.

During 2009, 2008 and 2007 we did not recognize any impairment of long-lived assets, licenses or goodwill.

Fair Value of Derivatives

Under Mexican FRS (Bulletin C-10, “Instrumentos Financieros Derivados y Operaciones de Cobertura” (Derivative Financial Instruments and Hedging Activities)) and U.S. GAAP (ASC 815, Derivatives and Hedging), we are required to recognize all derivatives as either assets or liabilities on our balance sheet and measure those instruments at fair value. Accounting for derivative transactions allows us to use the fair values as determined by the financial institutions with whom we enter into these transactions, which we use as the basis for recognition of the derivative instruments in our financial statements. The fair value of derivative financial instruments is based on estimated settlement costs or quoted market prices supported by confirmations of these values received from the counterparties to these financial instruments and by determinations of independent third parties applying technical models based on statistical and market data. Changes in the fair value of derivative financial instruments are recorded each year in net income or as a component of accumulated other comprehensive income, based on the type of hedging instrument and the effectiveness of the hedge and whether or not the derivative has been designated, and qualifies, as an accounting hedge.

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

Our bylaws provide that the members of the Board of Directors are appointed for terms of one year and may be reelected. The names and positions of the current 14 members of our Board of Directors elected at the annual ordinary general meeting of our shareholders held on April 29, 2010, their dates of birth and information on their principal business activities outside Telmex are as follows:

Carlos Slim Domit	Born:	1967
Chairman; chairman of	First elected:	1995
the executive committee	Term expires:	2011
	Principal occupation and other directorships:

Chairman of the board of directors of

Teléfonos de México, S.A.B. de C.V.;

Chairman of the board of directors of

Grupo Carso, S.A.B. de C.V.,

Grupo Sanborns, S.A. de C.V. and U.S. Commercial Corp., S.A. de C.V.;

Chairman of the board of directors of Carso Global Telecom, S.A.B. de C.V.

	Business experience:	Chief Executive Officer of Sanborn Hermanos, S.A.

Antonio Cosío Ariño	Born:	1935
Director; member of the audit	First elected:	1991
committee; alternate member of
the executive committee	Term expires:	2011
	Principal occupation:	Chief Executive Officer of Cía. Industrial de Tepeji del Río, S.A. de C.V. and Fábrica de Hilados y Tejidos Puente Sierra, S.A de C.V.
	Other directorships:	Chairman of the board of directors of Bodegas de Santo Tomás, S.A. de C.V., Grupo Hotelero Brisas, S.A. de C.V. and Cía. Industrial de Tepeji del Río, S.A. de C.V.

Amparo Espinosa Rugarcía	Born:	1941
Director	First elected:	1991
	Term expires:	2011
	Principal occupation:	Chief Executive Officer of Documentación y Estudios de Mujeres, A.C.
	Business experience:	Newspaper columnist; speaker at various domestic and international events

Élmer Franco Macías	Born:	1940
Director	First elected:	1991
	Term expires:	2011
	Principal occupation:	Chief Executive Officer and president of the board of directors of Infra, S.A. de C.V.
	Other directorships:	Member of the board of directors of Corporación Infra, S.A. de C.V., Consolidación Comercial Infra, S.A de C.V., ICA, S.A. de C.V. and Banco Nacional de México, S.A.
	Business experience:	Various positions at Grupo Infra since 1958

José Kuri Harfush	Born:	1949
Director; member of the audit	First elected:	1995
committee	Term expires:	2011
	Principal occupation:	Chief Executive Officer of Productos Dorel, S.A. de C.V. and Janel, S.A. de C.V.
	Other directorships:	Member of the board of directors of Banco Inbursa, Seguros Inbursa, S.A. de C.V., Grupo Carso, S.A.B. de C.V., Carso Global Telecom, S.A.B. de C.V. and Impulsora del Desarrollo y el Empleo en América Latina S.A.B. de C.V.

Ángel Losada Moreno	Born:	1955
Director	First elected:	1991
	Term expires:	2011
	Principal occupation:	Chairman of the board of directors and Chief Executive Officer of Grupo Gigante, S.A.B. de C.V.
	Other directorships:	Chairman of the board of directors of Controempresas, S.A. de C.V.; member of the board of directors of Grupo Financiero Banamex—Citigroup, S.A. de C.V. and Compañìa Mexicana de Aviación, S.A. de C.V.
	Business experience:	President of the Advisory Board of the National Association of Autoservice and Department Stores (ANTAD); member of the Board of Directors of Chamber of Commerce of Mexico City, Casa de Bolsa Inverlat, S.A., Seguros de América, S.A. and Food Market Institute.

Juan Antonio Pérez Simón	Born:	1941
Vice Chairman; chairman of	First elected:	1991
the corporate practices	Term expires:	2011
committee; member of the	Principal occupation and	Chairman of the board of directors and
executive committee	other directorships:	member of the executive committee of
		Sanborn Hermanos, S.A.; member of the board of directors of Grupo Carso, S.A.B. de C.V., Grupo Financiero Inbursa, S.A.B. de C.V., Carso Global Telecom, S.A.B. de C.V., Cigarros La Tabacalera Mexicana, and Sears Roebuck de México, S.A. de C.V.

Marco Antonio Slim Domit	Born:	1968
Director	First elected:	1995
	Term expires:	2011
	Principal occupation:	Chairman of the board of directors and Chief Executive Officer of Grupo Financiero Inbursa, S.A.B. de C.V.
	Other directorships:	Member of the board of directors of Grupo Carso, S.A.B. de C.V. and Carso Global Telecom, S.A.B. de C.V.
	Business experience:	Various positions in the financial and commercial area at Grupo Financiero Inbursa, S.A.B. de C.V.

Patrick Slim Domit	Born:	1969
Director	First elected:	1999
	Term expires:	2011
	Principal occupation:	Chairman of the board of directors of América Móvil, S.A.B. de C.V. and Chief Commercial Officer of Teléfonos de México, S.A.B. de C.V.
	Other directorships:	Vice President of the board of directors of Grupo Carso, S.A.B. de C.V. and member of the board of Impulsora del Desarrollo y el Empleo de América Latina, S.A.B. de C.V. and Carso Global Telecom S.A.B. de C.V.
	Business experience:	Chief Executive Officer of Industrias Nacobre, S.A. de C.V. and Chief Executive Officer of Proveedora Inbursa, S.A. de C.V.

Héctor Slim Seade	Born:	1963

Director; alternate member of	First elected:	2007
the executive committee	Term expires:	2011
	Principal occupation:	Chief Executive Officer of Teléfonos de México, S.A.B. de C.V.
	Other directorships:	Member of the board of directors of Grupo Financiero Inbursa, S.A.B. de C.V.
	Business experience:	Director of Operational Support of Teléfonos de México, S.A.B. de C.V.; Chief Executive Officer of Fianzas Guardiana Inbursa and Administrative Officer of Banco Inbursa.

Michael J. Viola Director; member of the executive committee	Born: First elected: Term expires: Principal occupation: Business experience:	1954 2009 2011 Senior Vice President-Finance of AT&T, Inc. Various positions at AT&T, Inc. since 2000.

Larry I. Boyle	Born:	1957
Director; alternate member	First elected:	2006
of the executive committee	Term expires:	2011
	Principal occupation:	Chief Financial Officer of AT&T Mexico, Inc.
	Business experience:	Various positions at AT&T, Inc. since 1985

Rafael Moisés Kalach Mizrahi	Born:	1946
Director; chairman of the audit	First elected:	1995
committee	Term expires:	2011
	Principal occupation:	Chairman of the board of directors and Chief Executive Officer of Grupo Kaltex, S.A. de C.V., Chairman of the board of directors of Coltejer, S.A.
	Other directorships:	Member of the board of directors of Grupo Carso, S.A.B. de C.V., Sears Roebuck, S.A. de C.V.
	Business experience:	Member of the board of directors of Banco Nacional de México and Bursamex Casa de Bolsa.

Ricardo Martín Bringas	Born:	1960
Director	First elected:	1998
	Term expires:	2011
	Principal occupation:	Chief Executive Officer of Organización Soriana, S.A.B. de C.V.
	Other directorships:	Member of the board of directors of Banco HSBC México, S.A., Grupo Financiero Banamex—Accival, S.A. de C.V., Grupo Financiero Banorte, S.A.B. de C.V. and ING de México; Vitro S.A.B. de C.V., Aeroméxico S.A. de C.V. and member of Consejo Mexicano de Hombres de Negocios, A.C.
	Business experience:	Various positions in the management and financial area at various companies, including Organización Soriana, La Ciudad de París and Restaurantes Martin’s.

The alternate directors elected at the annual ordinary general meeting of our shareholders held on April 29, 2010, each of whom serves a one-year term, are as follows:

First Elected Director or Alternate Director
José Humberto Gutiérrez-Olvera Zubizarreta	1996
Antonio Cosío Pando	2002
Marcos Franco Hernaiz	2009
Eduardo Tricio Haro	2005
Jaime Alverde Goya	1993
Eduardo Valdés Acra	2000
Oscar Von Hauske Solís	2007
Jorge A. Chapa Salazar	2002
Jorge C. Esteve Recolons	2004

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

The executive committee is elected from among the directors and alternate directors by a majority vote of the AA Shares and A Shares voting together. Under an agreement entered into in December 2000 between Carso Global Telecom and AT&T International, the executive committee consists of four members. The majority of its members must be of Mexican nationality and elected by Mexican shareholders. Carso Global Telecom and AT&T International have agreed to vote for three members named by Carso Global Telecom and one member named by AT&T International. The current members of the executive committee are Carlos Slim Domit, Juan Antonio Pérez Simón and Héctor Slim Seade, all nominated by Carso Global Telecom and elected by various other Mexican investors, and Michael J. Viola, named upon nomination by AT&T International. The current alternate members of the executive committee are Oscar Von Hauske Solís and Antonio Cosío Ariño, all nominated by Carso Global Telecom and elected by various other Mexican investors, and Larry I. Boyle, named upon nomination by AT&T International. The current members and alternate members of the executive committee were appointed at the annual ordinary general meeting of shareholders held on April 29, 2010.

Audit Committee

The audit committee consists of Rafael Kalach M. (the audit committee’s chairman, appointed at the annual ordinary general meeting of shareholders held on April 29, 2010), José Kuri Harfush and Antonio Cosío Ariño, all three of whom are directors. Each member of the audit committee qualifies as independent, as determined by our shareholders at their annual ordinary general meeting pursuant to the Mexican Securities Market Law, and also meets the independence requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. See Item 16A. Audit Committee Financial Expert. The audit committee operates under a written charter approved by our Board of Directors.

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

Corporate Practices Committee

The corporate practices committee consists of Juan Antonio Pérez Simón (a director and the corporate practices committee’s chairman, appointed at the annual ordinary general meeting of shareholders held on April 29, 2010), Jaime Alverde Goya and Antonio Cosío Pando (both of whom are alternative directors). The corporate practices committee operates under a written charter approved by our Board of Directors.

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

•	perform any other functions pursuant to its mandate or expressly conferred by our shareholders or the Board of Directors.

Executive Officers

The names, responsibilities and prior business experience of our executive officers are as follows:

Héctor Slim Seade	Appointed:	2006
Chief Executive Officer	Business experience:	Director Operational Support of Teléfonos de México, S.A.B. de C.V.; Chief Executive Officer of Fianzas Guardiana Inbursa; Administrative Officer of Banco Inbursa

Adolfo Cerezo Pérez	Appointed:	1991
Chief Financial Officer	Business experience:	Various positions in finance at Teléfonos de México, S.A.B. de C.V., including treasurer

Arturo Elias Ayub	Appointed:	2002
Communication, Institutional Relations and Strategic Alliances	Business experience:	Chief Executive Officer of Sociedad Cadena and various positions at Telmex, including New Services, Regulation and Communication

Javier Mondragón Alarcón	Appointed:	1999
Regulation and Legal Affairs	Business experience:	General Counsel at Grupo Televisa S.A. de C.V.; executive vice president at Grupo Televicentro

Sergio Medina Noriega	Appointed:	1995
Legal	Business experience:	Various legal positions at Bancomer S.A. (now BBVA Bancomer); legal director of Empresas Frisco

Héctor Slim Seade is the nephew of Carlos Slim Helú, and Arturo Elias Ayub is the son-in-law of Carlos Slim Helú.

Compensation of Directors and Officers

For the year ended December 31, 2009, the aggregate compensation of all of our directors and executive officers paid for services in all capacities was approximately P.56.8 million, which included bonus payments totaling P.15.3 million. Annual bonus payments are approved by our corporate practices committee on the basis of various factors, including achievement of performance targets and seniority. Each director received an average fee of P.57.7 thousand for each meeting of the Board of Directors attended in 2009. Members of committees of the Board of Directors received an average fee of P.18.8 thousand for each committee meeting attended in 2009. None of our directors is a party to any contract with us or any of our subsidiaries that provides for benefits upon termination of employment. We do not provide pension, retirement or similar benefits to our directors in their capacity as directors. Our executive officers are eligible for benefits on the same terms as all other Telmex employees, and we do not separately set aside, accrue or determine the amount of our costs that is attributable to executive officers.

Share ownership of Carlos Slim Helú and certain members of his immediate family is set forth in Item 7. Major Shareholders and Related Party Transactions—Major Shareholders. Excluding the individuals discussed therein, our directors, alternate directors and executive officers as a group beneficially own less than 1% of any class of our capital stock.

Employees

We are one of the largest non-governmental employers in Mexico. The following table sets forth the number of employees and a breakdown of employees by main category of activity as of the end of each year in the three-year period ended December 31, 2009:

	December 31,
	2009	2008	2007
End-of-period number of employees	52,946	54,317	56,796
Employees by category of activity:
Local	34,364	35,505	37,683
Long-distance	4,518	4,801	5,016
Other	14,064	14,011	14,097

At December 31, 2009, the Telephone Workers’ Union of Mexico (known by its Spanish acronym, STRM) represented approximately 76.0% of our employees, and members of other unions represented approximately 6.3% of our employees. All management positions are held by non-union employees. Salaries and certain benefits for unionized personnel are renegotiated every year and the collective bargaining agreements with our unionized employees are renegotiated every two years. We have good relations with the STRM.

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The AA Shares represented 44.6% of the total capital stock and 95.4% of the full voting shares (AA shares and A Shares) as of January 15, 2010. The AA Shares are owned by (1) Carso Global Telecom, (2) AT&T International and (3) various other Mexican investors. Carso Global Telecom holds interests in telecommunications and was created in an escisión of Grupo Carso in 1996. Carso Global Telecom may be deemed to control us. According to reports of beneficial ownership of our shares filed with the SEC, Carso Global Telecom is controlled by Mr. Carlos Slim Helú and members of his immediate family.

On May 11, 2010, América Móvil launched two concurrent public exchange offers to acquire the outstanding shares of Carso Global Telecom and Telmex Internacional. Shareholders of Carso Global Telecom have been offered 2.0474 shares of América Móvil for each share of Carso Global Telecom. If the exchange offer is accepted by the shareholders of Carso Global Telecom, América Móvil will indirectly acquire 59.4% of our shares. Like Carso Global Telecom, América Móvil is controlled by Carlos Slim Helú and members of his immediate family.

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

The following table identifies each owner of five percent or more of any class of our shares as of January 15, 2010, unless otherwise indicated. Except as described below, we are not aware of any holder of five percent or more of any class of our shares. Holders of five percent or more of any class of our shares have the same voting rights with respect to their shares as do holders of less than five percent of the same class.

	AA Shares(1)		A Shares(2)		L Shares(3)(4)		Percent of voting shares(5)
	Shares (millions)	Percent of class	Shares (millions)	Percent of class	Shares (millions)	Percent of class
Carso Global Telecom(6)	6,000.0	73.9%	92.0	23.3%	4,718.5	48.7%	71.6%
AT&T International(6)	1,799.5	22.2%	—	—	—	—	21.1%

(1)	As of January 15, 2010, there were 8,115 million AA Shares outstanding, representing 95.4% of the total full voting shares (AA Shares and A Shares).
(2)	As of January 15, 2010, there were 395 million A Shares outstanding, representing 4.6% of the total full voting shares (AA Shares and A Shares).
(3)	As of January 15, 2010, there were 9,681 million L Shares outstanding.
(4)	Based on reports of beneficial ownership filed with the SEC, (i) .Franklin Resources, Inc. beneficially owned less than 5% of our L Shares as of December 31, 2009 and December 31, 2008, compared to 5.5% as of April 10, 2007, (ii) Brandes Investment Partners, beneficially owned less than 5% of our L Shares as of December 31, 2009, compared to 7.6% as of June 11, 2008 and Capital Research Global Investment beneficially owned less than 5% of our L Shares as of December 31, 2009 compared to 5.9% as of May 13, 2009.
(5)	AA Shares and A Shares.
(6)	Holders of AA Shares and A Shares are entitled to convert a portion of these Shares to L Shares, subject to the restrictions set forth in our bylaws. In accordance with Mexican law and our bylaws, AT&T holds its AA Shares through a Mexican trust, pursuant to the terms of which the trustee votes AT&T’s AA Shares in the same way as Carso Global Telecom does, other than with respect to the election of the members of our Board of Directors and the Executive Committee. See Item 10. Additional Information—Bylaws and Mexican Law.

The following table sets forth the share ownership, as of January 15, 2010, of our officers and directors who own more than one percent of any class of our capital stock. Carlos Slim Domit, Marco Antonio Slim Domit and Patrick Slim Domit, together with certain other members of Carlos Slim Helú’s immediate family, are the majority shareholders of Carso Global Telecom, which owns 6,000 million AA Shares and, 92.5 million A Shares and 4,959.8 million L Shares are held by Carso Global Telecom and other companies that are under common control with us.

	AA Shares(1)		A Shares(1)		L Shares(1)		Percent of voting shares(2)
	Shares (millions)	Percent of class	Shares (millions)	Percent of class	Shares (millions)	Percent of class
Carlos Slim Domit(3)	6,000.0	73.9%	92.5	23.4%	4,969.4	51.3%	71.6%
Marco Antonio Slim Domit(4)	6,000.0	73.9	92.5	23.4	4,969.4	51.3	71.6
Patrick Slim Domit(5)	6,000.0	73.9	92.5	23.4	4,970.4	51.3	71.6
Antonio Cosío Ariño(6)	130.4	1.6	—	—	—	—	1.5
Antonio Cosío Pando(6)	130.4	1.6	—	—	—	—	1.5

(1)	Holders of AA Shares and A Shares are entitled to convert a portion of these Shares to L Shares, subject to the restrictions set forth in our bylaws. See Item 10. Additional Information—Bylaws and Mexican Law. Based on reports of beneficial ownership filed with the SEC, as of January 15, 2010, 4,476,419,010 AA Shares and all A Shares could be converted to L Shares. Based on 2008 Carso Global Telecom´s annual report Carlos Slim Domit, Marco Antonio Slim Domit, and Patrick Slim Domit and certain other members of Carlos Slim Helú’s immediate family may be deemed to share directly or indirectly, beneficial ownership of 82.69% of Carso Global Telecom shareholders equity.
(2)	AA Shares and A Shares.
(3)	Includes 9,516,264 L Shares owned directly by Carlos Slim Domit.
(4)	Includes 9,529,864 L Shares owned directly by Marco Antonio Slim Domit.
(5)	Includes 10,580,738 L Shares owned directly by Patrick Slim Domit.
(6)	Owned jointly by Antonio Cosío Ariño and Antonio Cosío Pando.

At December 31, 2009, 47.4% of our outstanding L Shares were represented by L Share ADSs, each representing the right to receive 20 L Shares, and 99.2% of the holders of L Share ADSs (10,702 holders, including The Depository Trust Company) had registered addresses in the United States. In November 2000, we established a sponsored ADS program for the A Share ADSs. 24.6% of our outstanding A Shares were held in the form of A Share ADSs at December 31, 2009, each representing the right to receive 20 A Shares, and 99.5% of the holders of A Share ADSs (4,049 holders, including The Depository Trust Company) had registered addresses in the United States.

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

We purchase our shares on the Mexican Stock Exchange from time to time up to a specified maximum aggregate value authorized by the holders of AA Shares and A Shares and our Board of Directors. In 2009, we purchased 361.2 million L Shares and 1.9 million A Shares, representing 2.0% of the shares outstanding at the beginning of 2009, with an aggregate value of P.4,095 million.

Since January 1, 1997, Carso Global Telecom has purchased A Shares and L Shares on the open market from time to time. In percentage terms, the ownership position of Carso Global Telecom has also increased as a result of our repurchase of our own shares. Carso Global Telecom’s percentage ownership of A Shares was 23.3% on December 31, 2009, 22.6% on December 31, 2008 and 21.4% on December 31, 2007. Carso Global Telecom’s percentage ownership of L Shares was 48.7% on December 31, 2009, 46.4% on December 31, 2008 and 42.9% on December 31, 2007.

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

The aggregate amount of our purchases from affiliates was P.14,142 million in 2009, P.17,993 million in 2008 and P.22,624 million in 2007. The aggregate amount of our sales to these affiliates was P.8,681 million in 2009, P.10,732 million in 2008 and P.9,306 million in 2007. We believe that these transactions are at market prices. See Note 13 to our audited consolidated financial statements.

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

•

In January 2006, together with Alcatel and AT&T International (one of our principal shareholders), we acquired an aggregate 51% interest in the capital stock of 2Wire. Subsequently in December 2006, we sold an approximate 5.5% in 2Wire to AT&T International, decreasing our ownership to approximately 13.0%.

•	We own a 45% interest in Grupo Telvista S.A. de C.V. together with América Móvil (45%) and Grupo Carso (10%).

We also pay fees to Carso Global Telecom and AT&T International for consulting and management services, pursuant to agreements with each party negotiated on behalf of us by a special committee of directors unaffiliated with any of the parties. We paid an aggregate amount of U.S.$22.5 million in 2009, U.S.$45.0 million in 2008 and U.S.$47.5 million in 2007. In 2008, Telmex Internacional reimbursed us U.S.$22.5 million of the U.S.$45.0 million we paid to Carso Global Telecom. The current agreement with Carso Global Telecom was renewed for 2010 on substantially similar terms to the prior agreement and we will pay U.S.$22.5 million this year under the agreement.

Our corporate practices committee has established policies governing the use of our corporate aircraft. For security reasons and due to the various activities related to their positions, the corporate practices committee allocates an annual amount of time for personal use free of charge to the chairman and co-chairman of our Board of Directors and to the chief executive officer. Certain executives of our affiliates periodically use our corporate aircraft in accordance with those policies.

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

Item 8. Financial Information

CONSOLIDATED FINANCIAL STATEMENTS

See Item 18. Financial Statements and our consolidated financial statements beginning on page F-1. Since the date of the financial statements, no significant change has occurred.

LEGAL PROCEEDINGS

We are involved in legal proceedings in the ordinary course of our business, none of which is material. In addition, we are in the process of appealing various proceedings brought by our competitors alleging monopolistic practices by us before competition authorities in Mexico.

The Competition Commission is conducting industry-wide investigations into market power and monopolistic practices in the telecommunications market. In four of these investigations, the Competition Commission has issued final resolutions determining that we have substantial market power in the relevant markets investigated, which we have challenged by filing petitions for constitutional protection (amparo). The three remaining investigations, relating to monopolistic practices, are still pending, and we cannot predict their outcome. See Item 4. Information on the Company—Regulation—Regulatory Initiatives Relating to Competition and Note 12 to our audited consolidated financial statements.

In November 2005, Cofetel issued guidelines for making changes to local service areas, including the consolidation of such local service areas. We are currently challenging the legality of the underlying guidelines before the Third Metropolitan Regional Federal Court of Justice for Tax and Administrative Matters. In addition, November 2009, a federal court nullified various resolutions that Cofetel had issued under these guidelines to consolidate a number of our local service areas. See Item 4. Information on the Company—Regulation—Consolidation of Local Service Areas and Note 12 to our audited consolidated financial statements.

In February 2009, Cofetel published the Fundamental Technical Plan, which requires operators with the greatest number of access points to provide other operators with access to our network on an “unbundled” basis that disaggregates the prices for different service elements. In October 2009, Cofetel issued two resolutions determining that we and Telnor are operators with the largest number of access points in our respective concession coverage areas. We have filed petitions for constitutional protection (amparo) against the Fundamental Technical Plan and these resolutions, which are pending. See Item 4. Information on the Company—Regulation—Interconnection and Note 12 to our audited consolidated financial statements.

Following an audit of our social security obligations for the period from 1997 to 2001, the Mexican Social Security Institute (Instituto Mexicano del Seguro Social) determined that we owed approximately P.330 million (historical amount) as of July 2, 2003 in past due obligations, penalties and accrued interest. We appealed these rulings to the Federal Administration and Taxation Court (Tribunal Federal de Justicia Fiscal y Administrativa) and posted a bond in the amount of P.568.7 million to guarantee payment of the tax assessment. In October 2009, we obtained a final resolution in our favor that nullified the schedule of rate payments, and, accordingly, we liquidated the bond on January 22, 2010.

DIVIDENDS

We have paid cash dividends on our shares each year since 1958. The table below sets forth the nominal amount of dividends paid per share in each year indicated, in pesos and translated into U.S. dollars at the exchange rate on each of the respective payment dates. The figures below have been adjusted to give effect to the two-for-one stock split that occurred in May 2005.

Year ended December 31,	Pesos per Share	Dollars per Share
2009	P. 0.8450	U.S.$	0.0646
2008	0.4125		0.0370
2007	0.4400		0.0402
2006	0.4025		0.0365
2005	0.3700		0.0340

Since 1998, we have paid dividends quarterly. The dividends from earnings in a given year are determined at the annual meeting of shareholders in April of the following year, and paid in June, September and December of such following year and in March of the year after that. In April 2008, we declared a dividend of P.0.40 per share, which we paid in equal installments of P.0.10 per share in June 2008, September 2008, December 2008 and March 2009. In April 2009, we declared a dividend of P.0.46 per share, which was paid in equal installments of P.0.1150 per share in June 2009, September 2009, December 2009 and March 2010. In December 2009, we declared a dividend of P.0.40 per share, which was paid in a single installment. On April 29, 2010, we declared a dividend of P.0.50 per share, which will be payable in equal installments of P.0.1250 per share in June 2010, September 2010, December 2010 and March 2011.

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

The following table sets forth, for the periods indicated, the reported high and low sales prices for the L Shares on the Mexican Stock Exchange and the reported high and low sales prices for the L Share ADSs on the New York Stock Exchange. Prices have not been restated in constant currency units, but have been adjusted to give effect to the two-for-one stock split that occurred in May 2005. Following the Escisión and until June 10, 2008, the L Shares and L Share ADSs of Telmex and Telmex Internacional traded together. On May 10, 2010, the closing price of the L Shares on the Mexican Stock Exchange was P.9.05 and the closing price of the L Share ADSs on the New York Stock Exchange was U.S.$14.48.

	Mexican Stock Exchange		New York Stock Exchange
	High	Low	High		Low
	(pesos per L Share)		(U.S. dollars per L Share ADS)
Annual highs and lows
2009	P. 14.47	P. 9.50	U.S.$	21.24	U.S.$	12.54
2008	22.19	10.47		42.94		15.08
2007	23.29	14.32		43.26		25.89
2006	15.97	10.01		29.35		17.61
2005	13.27	8.92		24.79		16.49

Quarterly highs and lows
2010:
First quarter	P. 11.16	P. 9.28	U.S.$	17.38	U.S.$	14.77
2009:
First quarter	14.47	9.50		21.24		12.54
Second quarter	11.55	10.07		17.44		14.85
Third quarter	12.90	10.33		19.36		14.98
Fourth quarter	12.21	10.75		19.12		16.23
2008:
First quarter	20.43	16.96		39.39		30.88
Second quarter	22.19	11.70		42.94		22.01
Third quarter	14.63	11.30		27.18		22.30
Fourth quarter	15.50	10.47		26.14		15.08

Monthly highs and lows
2009
November	P. 11.93	P. 10.93	U.S.$	18.32	U.S.$	16.50
December	12.21	10.86		19.12		16.58
2010
January	11.16	10.46		17.38		16.03
February	11.00	9.82		16.84		15.16
March	10.01	9.28		15.77		14.77
April	10.13	9.36		16.66		15.06

The table below sets forth, for the periods indicated, the reported high and low sales prices for the A Shares on the Mexican Stock Exchange and the high and low bid prices for A Share ADSs published by NASDAQ. Bid prices published by NASDAQ for the A Share ADSs are inter-dealer quotations and may not reflect actual transactions. Prices have not been restated in constant currency units, but have been adjusted to give effect to the two-for-one stock split that occurred in May 2005. Following the Escisión and until June 10, 2008, the A Shares and A Share ADSs of Telmex and Telmex Internacional traded together. On May 10, 2010, the closing price of the A Shares on the Mexican Stock Exchange was P.9.00, and the closing price of the A Share ADSs on NASDAQ was U.S.$14.26.

	Mexican Stock Exchange		NASDAQ
	High	Low	High		Low
	(pesos per A Share)		(U.S. dollars per A Share ADS)
Annual highs and lows
2009	P. 14.20	P. 9.64	U.S.$	20.62	U.S.$	12.20
2008	22.15	10.50		42.99		11.95
2007	22.65	14.30		43.14		25.71
2006	15.79	10.30		29.07		17.04
2005	13.25	8.97		24.50		16.40

Quarterly highs and lows
2010:
First quarter	P. 11.00	P. 9.21	U.S.$	17.44	U.S.$	14.25
2009:
First quarter	14.20	9.64		20.62		12.20
Second quarter	11.40	10.10		18.18		14.11
Third quarter	12.60	10.35		19.05		14.51
Fourth quarter	11.95	10.80		19.00		16.04
2008:
First quarter	20.20	17.60		38.06		30.01
Second quarter	22.15	11.90		42.99		22.50
Third quarter	14.00	11.90		27.46		11.95
Fourth quarter	14.40	10.50		25.80		14.61

Monthly highs and lows
2009
November	P. 11.70	P. 11.00	U.S.$	18.15	U.S.$	16.48
December	11.85	10.80		19.00		16.54
2010:
January	11.00	10.44		17.44		16.08
February	10.31	9.50		16.75		14.50
March	10.00	9.21		15.75		14.25
April	9.85	9.26		16.45		14.98

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

Each AA Share or A Share may be exchanged at the option of the holder for one L Share, provided that the AA Shares may never represent less than 20% of our outstanding capital stock or less than 51% of our combined AA Shares and A Shares. As of December 31, 2009, the AA Shares represented 44.6% of our outstanding capital stock and 95.4% of our combined AA Shares and A Shares.

Each L Share is exchangeable at the option of the holder for one AA Share by delivering the L Share certificate to our treasury for cancellation and receiving the corresponding AA Share certificate. The right to exchange is subject to limitations on non-Mexican ownership of AA Shares and to the requirement that the AA Shares and A Shares together may never represent more than 51% of our outstanding capital stock. As of December 31, 2009, the AA Shares and A Shares together represented 46.8% of our outstanding capital stock.

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

Dividend Rights

At the annual ordinary general meeting of holders of AA Shares and A Shares, the Board of Directors submits our financial statements for the previous fiscal year, together with a report thereon by the Board of Directors, to the holders of AA Shares and A Shares for approval. The holders of AA Shares and A Shares, once they have approved the financial statements, determine the allocation of our net income for the preceding year. They are required by law to allocate 5% of such net income to a legal reserve, which is not thereafter available for distribution except as a stock dividend, until the amount of the legal reserve equals 20% of our capital stock. The remainder of net income is available for distribution.

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

Under the Mexican Securities Market Law, however, if Telmex were to increase its capital stock to effect a public offering of newly issued shares or were to resell any repurchased shares, no preemptive rights would be available to the holders of outstanding shares as a result of the issuance or resale. As of December 31, 2009, Telmex had 13,998 million repurchased L Shares and 42 million repurchased A Shares in its treasury.

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

Purchase of our own shares. We may repurchase our shares on the Mexican Stock Exchange at any time at the then prevailing market price. Any such repurchase must be made in compliance with the policies established by the Board of Directors. The shareholders’ meeting approves the maximum amount of funds that may be used during the year for the repurchase of shares. The ordinary shareholders’ meeting held on March 3, 2009 approved that up to an additional P.10.0 billion be used for share repurchases. Such funds may be used for the repurchase of shares through the Mexican Stock Exchange. The economic and voting rights corresponding to repurchased shares may not be exercised during the period in which we own such shares, and such shares are not deemed to be outstanding for purposes of calculating any quorum or vote at any shareholders’ meeting during such period.

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

Appraisal rights. Whenever the shareholders approve a change of corporate purposes, change of nationality of the corporation or transformation from one type of company to another, any shareholder entitled to vote on such change that has voted against it may withdraw from Telmex and receive the book value attributable to its shares, provided such shareholder exercises its right within 15 days following the adjournment of the meeting at which the change was approved.

Rights of Shareholders

The protections afforded to minority shareholders under Mexican law are different from those in the United States and many other jurisdictions. The case law concerning fiduciary duties of directors has not been developed and has not been the subject of extensive judicial interpretation in Mexico, unlike many states in the United States where duties of care and loyalty elaborated by judicial decisions help to shape the rights of minority shareholders. Mexican civil procedure does not contemplate class actions, which permit shareholders in U.S. courts to bring actions on behalf of other shareholders. Shareholders cannot challenge corporate action taken at a shareholders’ meeting unless they meet certain procedural requirements, as described above under—Shareholders’ Meetings. As a result of these factors, in practice it may be more difficult for our minority shareholders to enforce rights against us or our directors or controlling shareholders than it would be for shareholders of a U.S. company.

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

The Convention for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion and a Protocol thereto between the United States and Mexico became effective on January 1, 1994 and has been amended by an additional protocol that became effective on July 3, 2003 (together, the “Tax Treaty”). The United States and Mexico have also entered into an agreement concerning the exchange of information with respect to tax matters.

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

The tax exemption described in the previous paragraph will not be applicable to pre-negotiated trades executed through the facilities of a Mexican securities exchange. The exemption also will not be applicable in the case of a person or group of persons that, directly or indirectly, holds 10% or more of the shares representing our capital stock, or that holds a controlling interest in us, if in a period of 24 months, a sale of 10% or more of our fully paid shares, or of a controlling interest in us, is carried out through one or several simultaneous or successive transactions, including those carried out through derivative financial instruments or other similar transactions.

For a nonresident corporation or individual that does not meet the requirements summarized above, proceeds obtained from the sale or disposition of shares will be subject to a 25% tax. Under certain circumstances, nonresident corporations and individuals, alternatively, may elect to pay a 20% tax on the gain obtained from the transaction.

Pursuant to the Tax Treaty, gains realized by a U.S. holder (as defined in—U.S. Federal Income Tax Considerations) eligible for the benefits of the Tax Treaty from the sale or other disposition of shares, even if the sale or disposition is not carried out under the circumstances described in the preceding paragraphs, will not be subject to Mexican income tax, provided that such U.S. holder owned less than 25% of the shares representing our capital stock (including ADSs), directly or indirectly, during the 12-month period preceding such disposition.

Gains realized by other nonresident holders that are eligible to receive benefits pursuant to other income tax treaties to which Mexico is a party may be exempt from Mexican income tax in whole or in part. If the holder is a corporation that is a resident of a tax haven (as defined by the Mexican Income Tax Law), the applicable rate will be 40% on the gross income obtained. Non-U.S. holders should consult their own tax advisers as to their possible eligibility under such treaties.

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

Treatment of ADSs

In general, a U.S. holder of ADSs will be treated as the owner of the shares represented by those ADSs for U.S. federal income tax purposes. Deposits or withdrawals of shares by U.S. holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes. A U.S. holder’s tax basis in such shares will be the same as its tax basis in such ADSs, and the holding period in such shares will be the same as the holding period for such ADSs. U.S. holders that withdraw any shares should consult their own tax advisers regarding the treatment of any foreign currency gain or loss on any pesos received in respect of such shares.

Taxation of Distributions

In this discussion, we use the term “dividends” to mean distributions paid out of our current or accumulated earnings and profits with respect to our shares or ADSs. In general, the gross amount of any dividends will be subject to U.S. federal income taxation. Dividends will be paid in pesos and will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day that they are received by the U.S. holder in the case of shares or by the depositary in the case of ADSs. U.S. holders should consult their own tax advisers regarding the treatment of foreign currency gain or loss, if any, on any pesos received by a U.S. holder or depositary that are converted into U.S. dollars on a date subsequent to receipt. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011 with respect to the ADSs, L Shares, A Shares and AA Shares will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs, L Shares, A Shares and AA Shares will be treated as qualified dividends if (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service has approved for the purposes of the qualified dividend rules and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company, or PFIC. The Tax Treaty has been approved for the purposes of the qualified dividend rules. In addition, based on our audited consolidated financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2008 or 2009 taxable years. In addition, based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2010 taxable year.

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

Distributions of additional shares or ADSs to U.S. holders with respect to their shares or ADSs that are made as part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax. The basis of any new shares or ADSs so received will be determined by allocating the U.S. holder’s basis in the old shares or ADSs and the new shares or ADSs, respectively, based on the relative fair market values on the date of distribution. For U.S. tax purposes, any such tax-free share distribution generally would not result in foreign-source income to a U.S. holder. You should consult your own tax advisors regarding the application of the foreign tax credit rules to your investment in the shares or ADSs.

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

A U.S. holder’s exchange of L Shares for AA Shares, pursuant to the option to exchange in respect of such L Shares, will not constitute a taxable event for U.S. federal income tax purposes. An exchanging U.S. holder will have a tax basis in the AA Shares received equal to the basis such holder had in the exchanged L Shares. A U.S. holder’s holding period for AA Shares received in such an exchange will include the holding period such U.S. holder had in the L Shares prior to such exchange. The AA Shares, however, may be owned only by holders that qualify as Mexican investors as defined in the Foreign Investment Law and our bylaws. See —Bylaws and Mexican Law—Limitation on Share Ownership.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk

EXCHANGE RATE AND INTEREST RATE RISKS

We are exposed to exchange rate risk and interest rate risk related to our indebtedness. Exchange rate risk exists principally with respect to our indebtedness denominated in currencies other than Mexican pesos. As of December 31, 2009, indebtedness denominated in foreign currencies was P.69,674 million, of which P.66,643 million was denominated in U.S. dollars and P.3,031 million was denominated in other currency. Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. We had P.60,830 million of indebtedness bearing interest at floating rates at December 31, 2009.

We use derivative financial instruments to minimize the impact of fluctuations in exchange rates and floating interest rates on our indebtedness. We regularly assess our exposure and monitor opportunities to manage these risks. See Item 5. Operating and Financial Review and Prospects—Hedging.

SENSITIVITY ANALYSIS DISCLOSURES

Exchange Rates

The potential loss in fair value of financial instruments at December 31, 2009 that would have resulted from a hypothetical, instantaneous and unfavorable 10% change in currency exchange rates, taking into account our derivative transactions, would have been approximately P.1,484 million. Such a change in currency exchange rates would also have resulted in additional interest expense of approximately P.59 million per year, assuming no change in the principal amount of such indebtedness, reflecting the increased costs in pesos of servicing foreign currency indebtedness. This sensitivity analysis assumes an instantaneous unfavorable 10% change in exchange rates affecting the foreign currencies in which our indebtedness is denominated.

Interest Rates

The potential loss in fair market value of financial instruments at December 31, 2009 that would have resulted from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rate applicable to such financial instruments, taking into account our derivative transactions, would have been approximately P.2,059 million. This effect would be fully attributable to the impact of the interest rate change on fixed-rate financial assets and liabilities. A hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rate applicable to floating-rate financial assets and liabilities held at December 31, 2009, taking into account our derivative transactions, would have resulted in additional interest expense of approximately P.437 million per year, assuming no change in the principal amount of such indebtedness. The above sensitivity analyses are based on the assumption of an unfavorable 100 basis point movement of the interest rates applicable to each homogeneous category of financial assets and liabilities. A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same interest rate movement with each homogeneous category. As a result, interest rate risk sensitivity analysis may overstate the impact of interest rate fluctuations for such financial instruments, as consistently unfavorable.

Item 12. Description of Securities Other Than Equity Securities

Item 12A. Debt Securities

Not applicable.

Item 12B. Warrants and Rights

Not applicable.

Item 12C. Other Securities

Not applicable.

Item 12D. American Depositary Shares

JPMorgan Chase Bank, N.A., or the Depositary, serves as the depositary for our ADSs. ADS holders are required to pay various fees to the Depositary, and the Depositary may refuse to provide any service for which a fee is assessed until the applicable fee has been paid.

ADS holders are required to pay the Depositary: (i) an annual fee of up to US$0.02 per ADS (or portion thereof) for administering the ADS program, and (ii) amounts in respect of expenses incurred by the Depositary or its agents on behalf of ADS holders, including expenses arising from compliance with applicable law, taxes or other governmental charges, facsimile transmission, or conversion of foreign currency into U.S. dollars. In both cases, the Depositary may decide in its sole discretion to seek payment by either billing holders or by deducting the fee from one or more cash dividends or other cash distributions.

ADS holders are also required to pay additional fees for certain services provided by the Depositary, as set forth in the table below.

Depositary service	Fee payable by ADS holders
Issuance and delivery of ADRs, including in connection with share distributions, sales and stock splits	Up to US$5.00 per 100 ADSs (or portion thereof)
Distribution of dividends	US$0.02 or less per ADS
Withdrawal, cancellation or reduction of shares underlying ADSs	Up to US$5.00 per 100 ADSs (or portion thereof)
Transfers, combining or grouping of ADRs	US$1.50 per ADS

Payments by the Depositary

The Depositary pays us an agreed amount, which includes reimbursements for certain expenses we incur in connection with the ADS program. These reimbursable expenses include legal and accounting fees, listing fees, investor relations expenses and fees payable to service providers for the distribution of material to ADR holders. For the year ended December 31, 2009, this amount was U.S.$4.5 million.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Securities Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2009. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework and, with respect to the effectiveness of our information technology, the criteria set forth in the Control Objectives for Information and related Technology (COBIT).

Based on our assessment and those criteria, management believes that the company maintained effective internal control over financial reporting as of December 31, 2009.

Mancera, S.C., a member practice of Ernst & Young Global, the independent registered public accounting firm that has audited our financial statements, has issued an attestation report on our internal control over financial reporting, which appears below.

There has been no change in our internal control over financial reporting during 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

The Board of Directors and Stockholders

Teléfonos de México, S.A.B. de C.V.

We have audited Teléfonos de México, S.A.B. de C.V.’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Teléfonos de México, S.A.B. de C.V.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Teléfonos de México, S.A.B. de C.V. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009 based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated balance sheets of Teléfonos de México, S.A.B. de C.V. as of December 31, 2009 and 2008, the related consolidated statements of income and changes in stockholders’ equity for each of the three years in the period ended December 31, 2009, and the consolidated statement of cash flows for each of the two years in the period ended December 31, 2009 and the consolidated statement of changes in financial position for the year ended December 31, 2007, and our report dated March 23, 2010 expressed an unqualified opinion thereon.

Mancera, S.C.
A member practice of
Ernst & Young Global

/s/ CPC David Sitt Cofradía
C.P.C. David Sitt Cofradía

Mexico City, Mexico

March 23, 2010

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

Item 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, Mancera, S.C., a member practice of Ernst & Young Global, an independent registered public accounting firm, and by other member practices of Ernst & Young Global during the years ended December 31, 2009 and 2008:

	Year ended December 31,
	2009	2008
	(thousands)	(thousands)
Audit fees	P.41,917	P.38,444
Audit-related fees	287	116
Tax fees	1,266	2,035
All other fees	—	—

Total fees	P.43,470	P.40,595

Audit fees in the above table are the aggregate fees billed in connection with the audit of our annual financial statements, the review of our interim financial statements, statutory and regulatory audits, and fees related to compliance with the Sarbanes-Oxley Act of 2002.

“Audit-related fees” in the above table are fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees,” in particular fees billed for the review of information provided to Mexican regulatory authorities.

“Tax fees” in the above table are fees billed for tax compliance, tax advice and tax planning services.

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

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table provides information on L Shares purchased by our company and affiliated purchasers in 2009:

Year ended December 31, 2009	Total Number of L Shares Purchased(1)	Weighted Average Price Paid per L Share		Total Number of L Shares Purchased as Part of the Share Repurchase Program(2)	Weighted Average Price Paid per L Share Purchased as Part of the Share Repurchase Program		Approximate Peso Value (in Thousands) of L Shares that May Yet Be Purchased Under the Share Repurchase Program(3)
January 1-31	29,384,800	P.	12.84	29,384,800	P.	12.84	P.	537,217
February 1-28	19,734,200		11.10	15,738,000		11.18		361,043
March 1-31	57,022,300		10.22	30,845,600		10.18		10,044,493
April 1-30	66,986,000		11.13	19,990,000		11.12		9,820,141
May 1-31	26,826,100		11.11	19,506,700		11.08		9,603,064
June 1-30	56,045,700		10.69	35,500,000		10.73		9,221,053
July 1-31	99,384,900		10.63	44,100,000		10.66		8,749,248
August 1-31	121,067,400		11.09	42,000,000		11.38		8,269,802
September 1-30	32,767,800		12.22	32,767,800		12.22		7,866,510
October 1-31	58,544,200		11.34	56,500,000		11.35		7,222,177
November 1-30	15,505,800		11.49	15,500,000		11.49		7,042,446
December 1-31	23,500,000		11.27	19,400,000		11.31		6,821,419

Total/Average	606,769,200		11.09	361,232,900		11.28

(1)	We do not repurchase our L Shares other than through the share repurchase program. An aggregate of 246 million L Shares were purchased by our affiliated purchasers in 2009. These shares were purchased in open-market transactions.
(2)	We periodically repurchase our L Shares on the open market using funds authorized by our shareholders specifically for the repurchase of L Shares and A Shares by us at our discretion. On March 3, 2009, our shareholders authorized an additional P.10,000 million for the repurchase of L Shares and A Shares.
(3)	This is the approximate peso amount available at the end of the period for purchases of both L Shares and A Shares pursuant to the share repurchase program.

The following table provides information on A Shares purchased by our company and affiliated purchasers in 2009:

Year ended December 31, 2009	Total Number of A Shares Purchased(1)	Weighted Average Price Paid per A Share		Total Number of A Shares Purchased as Part of the Share Repurchase Program(2)	Weighted Average Price Paid per A Share Purchased as Part of the Share Repurchase Program		Approximate Peso Value (in Thousands) of A Shares that May Yet Be Purchased Under the Share Repurchase Program(3)
January 1-31	168,700	P.	12.62	168,700	P.	12.62	P.	537,217
February 1-28	13,900		12.31	13,900		12.31		361,043
March 1-31	258,300		10.01	258,300		10.01		10,044,493
April 1-30	181,500		11.08	181,500		11.08		9,820,141
May 1-31	89,500		11.00	89,500		11.00		9,603,064
June 1-30	99,000		10.80	99,000		10.80		9,221,053
July 1-31	165,200		10.55	165,200		10.55		8,749,248
August 1-31	147,500		11.41	147,500		11.41		8,269,802
September 1-30	235,200		12.33	235,200		12.33		7,866,510
October 1-31	282,300		11.16	282,300		11.16		7,222,177
November 1-30	147,900		11.33	147,900		11.33		7,042,446
December 1-31	139,200		11.44	139,200		11.44		6,821,419

Total/Average	1,928,200		11.25	1,928,200		11.25

(1)	No A Shares were purchased by us or our affiliated purchasers in 2009 other than under our share repurchase program.
(2)	We periodically repurchase our A Shares on the open market using funds authorized by our shareholders specifically for the repurchase of L Shares and A Shares by us at our discretion. On March 3, 2009, our shareholders authorized an additional P.10,000 million for the repurchase of L Shares and A Shares.
(3)	This is the approximate peso amount available at the end of the period for purchases of both L Shares and A Shares pursuant to the share repurchase program. These are nominal figures and have not been restated for inflation.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

Pursuant to Section 303A.11 of the Listed Company Manual of the New York Stock Exchange (NYSE) and Rule 5615(a)(3) of the NASDAQ Stock Market, Inc. (NASDAQ) Marketplace Rules, we are required to provide a summary of the significant ways in which our corporate governance practices differ from those required for U.S. companies under the NYSE and NASDAQ listing standards.

The table below discloses the significant differences between our corporate governance practices and the NYSE and NASDAQ standards.

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices

Director Independence. Majority of board of directors must be independent. §303A.01. “Controlled companies,” which would include our company if we were a U.S. issuer, are exempt from this requirement. A controlled company is one in which more than 50% of the voting power is held by an individual, group or another company, rather than the public. §303A.00.	Director Independence. Majority of board of directors must be independent and directors deemed independent must be identified in a listed company’s proxy statement (or annual report on Form 10-K or 20-F if the issuer does not file a proxy statement). “Controlled companies,” which would include our company if we were a U.S. issuer, are exempt from this requirement. A controlled company is one in which more than 50% of the voting power is held by an individual, group or another company, rather than the public. Rules 5605(b)(1), 5615(c)(1) and (c)(2).	Director Independence. Pursuant to the Mexican Securities Market Law and our bylaws, our shareholders are required to appoint a Board of Directors of no more than 21 members, 25% of whom must be independent. Certain directors are per se non-independent, including insiders, control persons, major suppliers and any relatives of such persons. In accordance with the Mexican Securities Market Law, our shareholders are required to make a determination as to the independence of our directors, though such determination may be challenged by the CNBV. There is no exemption from the independence requirement for controlled companies.

Executive Sessions.

Non-management directors must meet at regularly scheduled executive sessions without management. Independent directors should meet alone in an executive session at least once a year. §303A.03.

	Executive Sessions. Independent directors must have regularly scheduled executive sessions at which only independent directors are present. Rule 5605(b)(2).	Executive Sessions. Our independent directors have not held executive sessions without management, and under our bylaws and applicable Mexican law, they are not required to do so.

Nominating/Corporate Governance Committee. Nominating/corporate governance committee composed entirely of independent directors is required. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. §303A.04. “Controlled companies” are exempt from these requirements. §303A.00.	Nominating Committee. Director nominees must be selected, or recommended for the board’s selection, either by a nominating committee comprised solely of independent directors or by a majority of independent directors. Each listed company also must certify that it has adopted a formal charter or board resolution addressing the nominations process. “Controlled companies” are exempt from this requirement. Rules 5605(e)(1)(A) and 5615(c)(2).

Nominating Committee. We currently do not have a nominating committee. We are not required to have a nominating committee. However, Mexican law requires us to have one or more committees that oversee the corporate governance function.

We have an executive committee, an audit committee and a corporate practices committee, which together perform corporate governance functions.

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices
As a controlled company, we would be exempt from this requirement if we were a U.S. issuer.

Compensation Committee. Compensation committee composed entirely of independent directors is required, which must evaluate and approve executive officer compensation. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. §303A.05. “Controlled companies” are exempt from this requirement. §303A.00.	Compensation Committee. CEO compensation must be determined, or recommended to the board for determination, either by a compensation committee comprised solely of independent directors or a majority of the independent directors and the CEO may not be present during voting or deliberations. Compensation of all other executive officers must be determined in the same manner, except that the CEO, and any other executive officers, may be present. “Controlled companies” are exempt from this requirement. Rules 5605(e)(1)(B) and 5615(c)(2).

Compensation Committee. We have a corporate practices committee, which assists our Board of Directors in evaluating and compensating our senior executives. The Mexican Securities Market Law requires that a majority of the members of the corporate practices committee of controlled listed companies be independent. All of the members of our corporate practices committee are independent.

As a controlled company, we would be exempt from this requirement if we were a U.S. issuer.

Audit Committee. Audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act and the more stringent requirements under the NYSE standards is required. §§303A.06, 303A.07.	Audit Committee. Audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act and the more stringent requirements under the NASDAQ standards is required. Rule 5605(c)(1)	Audit Committee. We have an audit committee of three members. Each member of the audit committee qualifies as independent, as determined by our shareholders at their annual ordinary general meeting pursuant to the Mexican Securities Market Law, and also meets the independence requirements of Rule 10A-3 under the Exchange Act. Our audit committee operates primarily pursuant to (1) a written charter approved by our Board of Directors and (2) Mexican law. For a detailed description of the duties of our audit committee, see Item 6. Directors, Senior Management and Employees—Audit Committee.

Equity Compensation Plans. Equity compensation plans and all material revisions thereto require shareholder approval, subject to limited exemptions. §§303A.08 and 312.03.	Equity Compensation Plans. Equity compensation plans or material amendments thereto require shareholder approval, subject to limited exemptions. Rule 5635(c).

Equity Compensation Plans. Shareholder approval is required under Mexican law for the adoption and amendment of an equity compensation plan. Such plans should provide for general application to all executives.

We do not have an equity compensation plans.

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices
Shareholder Approval for Issuance of Securities. Issuances of securities (1) that will result in a change of control of the issuer, (2) that are to a related party or someone closely related to a related party, (3) that have voting power equal to at least 20% of the outstanding common stock voting power before such issuance or (4) that will increase the number of shares of common stock by at least 20% of the number of outstanding shares before such issuance require shareholder approval. §§312.03(b)-(d).	Shareholder Approval for Issuance of Securities. Issuances of securities (1) that will result in a change of control of the issuer, (2) in connection with certain acquisitions of the stock or assets of another company or (3) in connection with certain transactions other than public offerings require shareholder approval. Rules 5635(a), (b) and (d).	Shareholder Approval for Issuance of Securities. Mexican law and our bylaws require us to obtain shareholder approval of the issuance of new equity securities.

Code of Business Conduct and Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver for directors or executive officers. The code must contain compliance standards and procedures that will facilitate the effective operation of the code. §303A.10.	Code of Business Conduct and Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver and the reasons for such waiver for directors or executive officers. The code must include an enforcement mechanism. Rule 5610.	Code of Business Conduct and Ethics. We have adopted a code of ethics, which has been accepted by all of our directors and executive officers and other personnel. A copy of our code of ethics is available on our website: www.telmex.com.

Conflicts of Interest. Determination of how to review and oversee related party transactions is left to the listed company. The audit committee or comparable body, however, could be considered the forum for such review and oversight. §303A.07. Certain issuances of common stock to a related party require shareholder approval. §312.03(b).	Conflicts of Interest. Appropriate review of all related party transactions for potential conflict of interest situations and approval by an audit committee or another independent body of the board of directors of such transactions is required. Rule 5630.	Conflicts of Interest. Pursuant to Mexican law, our bylaws and applicable internal guidelines, provided that the corporate practices committee of our Board of Directors has opined favorably, our Board of Directors has to vote on whether or not to approve of any transaction with a related party (1) the value of which exceeds 1% of our consolidated assets, (2) that is outside the ordinary course of our business, or at non-market prices, or (3) that is with employees and is not on the same terms as transactions with any others customers and does not result from employee benefits of general character.

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices
Solicitation of Proxies. Solicitation of proxies and provision of proxy materials is required for all meetings of shareholders. Copies of such proxy solicitations are to be provided to NYSE. §§402.01 and 402.04.	Solicitation of Proxies. Solicitation of proxies and provision of proxy materials is required for all meetings of shareholders. Copies of such proxy solicitations are to be provided to NASDAQ. Rule 5620(b).	Solicitation of Proxies. We are not required to distribute proxy materials to, or solicit the return of proxies from, our shareholders. In accordance with Mexican law and our bylaws, we inform shareholders of all meetings by public notice, which states the requirements for admission to the meeting and provides a mechanism by which shareholders can vote through a representative using a power of attorney. Under the new Mexican Securities Market Law, we have to make power of attorney forms available to shareholders at their request. Under the deposit agreement relating to our ADSs, holders of our ADSs receive notices of shareholders’ meetings and, where applicable, instructions on how to vote at the shareholders’ meeting through the depositary.

Peer Review. A listed company must be audited by an independent public accountant that is registered as a public accounting firm with the Public Company Accounting Oversight Board. Rule 5250(c)(3).

Peer Review. Under Mexican law we must be audited by an independent public accountant that satisfies “quality control” requirements as defined by the CNBV.

Mancera, S.C., a member practice of Ernst & Young Global, our independent auditor, is not subject to “peer review” as such term is defined in NASDAQ’s Marketplace Rule 4350(k).

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

See our consolidated financial statements beginning on page F-1, incorporated herein by reference.

Item 19. Exhibits

Documents filed as exhibits to this annual report:

1.1	Amended and restated bylaws (estatutos sociales) of Teléfonos de México, S.A.B. de C.V., dated December 26, 2007 (English translation) (incorporated by reference to the annual report on Form 20-F for the year ended December 31, 2008 (File No. 1-32741) filed on June 27, 2008).

2.1	Form of Amended and Restated L Share Deposit Agreement (incorporated by reference to the post-effective amendment to our registration statement on Form F-6 (File No. 333-125023) filed on September 28, 2006).

2.2	Form of Amended and Restated A Share Deposit Agreement (incorporated by reference to the post-effective amendment to our registration statement on Form F-6 (File No. 333-12936) filed on September 28, 2006).

2.3	Loan Agreement, dated as of August 11, 2006, among Teléfonos de México, S.A.B. de C.V., the lenders party thereto, Citibank, N.A., as administrative agent, ABN AMRO Bank N.V., BBVA Securities Inc., Citigroup Global Markets Inc., HSBC Securities (USA) Inc. and Calyon New York Branch, as joint bookrunners, ABN AMRO Bank N.V., as syndication agent, and Banco Bilbao Vizcaya Argentaria, S.A. and HSBC Securities (USA) Inc., as co-documentation agents (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2006 (File No. 1-32741) filed on July 16, 2007).

3.1	Agreement dated December 20, 2000 between Carso Global Telecom, S.A.B. de C.V. and SBC International, Inc. (AT&T International since 2006) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2000 (File No. 1-10749) filed on May 4, 2001).

4.1	Master Transition Agreement between Teléfonos de México, S.A.B. de C.V. and Telmex Internacional, S.A.B. de C.V., dated as of December 26, 2007 (English translation) (incorporated by reference to the registration statement on Form 20-F of Telmex Internacional, S.A.B. de C.V. (File No. 1-34086) filed on May 30, 2008).

4.2	Services Agreement dated January 1, 2010 between Teléfonos de México, S.A.B. de C.V. and Carso Global Telecom, S.A.B. de C.V. (English translation).

4.3	Management Services Agreement, dated January 2, 2001, between Teléfonos de México, S.A. de C.V. and AT&T Mexico, Inc. (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2003 (File No. 1-10749) filed on June 28, 2004).

7.1	Calculation of ratios of earnings to fixed charges.

8.1	List of subsidiaries of Teléfonos de México, S.A.B. de C.V.

12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Teléfonos de México, S.A.B. de C.V.

We have audited the accompanying consolidated balance sheets of Teléfonos de México, S.A.B. de C.V. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income and changes in stockholders’ equity for each of the three years in the period ended December 31, 2009, the consolidated statements of cash flows for each of the two years in the period ended December 31, 2009 and the consolidated statement of changes in financial position for the year ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of Teléfonos de México, S.A.B. de C.V. and subsidiaries at December 31, 2009 and 2008, the consolidated results of their operations for each of the three years in the period ended December 31, 2009, their cash flows for each of the two years in the period ended December 31, 2009 and changes in their financial position for the year ended December 31, 2007, in conformity with Mexican Financial Reporting Standards, which differ in certain respects from U.S. generally accepted accounting principles (see Note 17 to the consolidated financial statements).

As discussed in Note 1 to the consolidated financial statements, as of January 1, 2008, Teléfonos de México, S.A.B. de C.V. adopted Mexican Financial Reporting Standards B-10, Effects of Inflation; D-3, Employee Benefits; and B-2, Statement of Cash Flows.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), Teléfonos de México, S.A.B. de C.V.’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 23, 2010, expressed an unqualified opinion thereon.

Mancera, S.C.
A Member Practice of
Ernst & Young Global

/s/ C.P.C. David Sitt Cofradía
C.P.C. David Sitt Cofradía

Mexico City, Mexico

March 23, 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Balance Sheets

(In thousands of Mexican pesos, see Note 1 II.b)

	December 31,
	2009		2008
Assets
Current assets:
Cash and cash equivalents	P.	14,379,768	P.	6,136,563
Accounts receivable, net (Note 3)		21,113,323		20,808,763
Derivative financial instruments (Note 7)		11,496,359		20,418,889
Inventories for sale, net		1,543,648		1,914,306
Prepaid expenses and others		3,303,275		2,839,702

Total current assets		51,836,373		52,118,223

Plant, property and equipment, net (Note 4)		104,304,749		112,865,377
Inventories for operation of the telephone plant, net		1,647,347		2,668,410
Licenses, net (Note 5)		918,341		1,025,027
Equity investments (Note 6)		1,775,380		1,494,133
Net projected asset (Note 10)		16,430,857		15,485,402
Deferred charges, net		1,442,330		1,468,775

Total assets	P.	178,355,377	P.	187,125,347

Liabilities and stockholders’ equity
Current liabilities:
Short-term debt and current portion of long-term debt (Note 7)	P.	19,768,894	P.	22,883,092
Accounts payable and accrued liabilities (Note 8)		14,204,188		15,918,106
Taxes payable		2,211,626		783,543
Deferred credits (Note 9)		1,104,175		1,780,115

Total current liabilities		37,288,883		41,364,856

Long-term debt (Note 7)		83,105,454		84,172,355
Labor obligations (Note 10)		4,113,513		4,997,540
Deferred taxes (Note 15)		15,060,058		16,808,391
Deferred credits (Note 9)		466,696		411,106

Total liabilities		140,034,604		147,754,248

Stockholders’ equity (Note 14):
Capital stock		9,020,300		9,138,632
Retained earnings:
Prior years		7,907,079		7,197,720
Current year		20,468,689		20,176,936

		28,375,768		27,374,656
Accumulated other comprehensive income items		883,225		2,816,625

Controlling interest		38,279,293		39,329,913
Noncontrolling interest		41,480		41,186

Total stockholders’ equity		38,320,773		39,371,099

Total liabilities and stockholders’ equity	P.	178,355,377	P.	187,125,347

The accompanying notes are an integral part of these financial statements.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Income

(In thousands of Mexican pesos, except dividends per share, see Note 1 II.b)

	Year ended December 31,
	2009		2008		2007
Operating revenues:
Local service	P.	45,027,811	P.	48,982,383	P.	54,398,425
Long distance service:
Domestic		14,142,688		15,741,771		17,348,649
International		6,662,102		8,793,262		9,678,537
Interconnection service		16,572,941		19,139,692		22,603,745
Data		30,817,715		25,387,672		22,280,016
Other		5,876,955		6,060,455		4,458,299

		119,100,212		124,105,235		130,767,671

Operating costs and expenses:
Cost of sales and services		34,158,977		32,522,668		32,364,110
Commercial, administrative and general expenses		20,830,245		19,863,006		19,552,442
Interconnection		11,796,163		14,043,385		16,541,561
Depreciation and amortization (Notes 4 and 5) (includes P.17,152,939 in 2009, P.16,961,597 in 2008 and P.17,434,266 in 2007, not included in cost of sales and services)		17,950,768		17,933,207		18,425,285

		84,736,153		84,362,266		86,883,398

Operating income		34,364,059		39,742,969		43,884,273

Other expenses, net (Note 1 II.s)		1,349,680		679,592		44,361
Financing cost:
Interest income		(711,243)		(913,462)		(1,396,088)
Interest expense		6,122,328		7,652,427		6,615,400
Exchange (gain) loss, net		(1,096,531)		2,493,729		643,137
Monetary gain, net						(2,513,085)

		4,314,554		9,232,694		3,349,364

Equity interest in net income (loss) of affiliates		254,680		(62,113)		17,245

Income before taxes on profits		28,954,505		29,768,570		40,507,793
Provision for income tax (Note 15)		8,485,522		9,591,659		11,618,710

Income from continuing operations		20,468,983		20,176,911		28,889,083
Income from discontinued operations, net of income tax						7,166,312

Net income	P.	20,468,983	P.	20,176,911	P.	36,055,395

Distribution of net income:
Controlling interest	P.	20,468,689	P.	20,176,936	P.	35,484,947
Noncontrolling interest		294		(25)		570,448

	P.	20,468,983	P.	20,176,911	P.	36,055,395

Weighted average number of shares issued and outstanding (millions)		18,383		18,906		19,766

Earnings per share from continuing operations	P.	1.11	P.	1.07	P.	1.46

Earnings per share from discontinued operations	P.		P.		P.	0.34

Earnings per share	P.	1.11	P.	1.07	P.	1.80

The accompanying notes are an integral part of these financial statements.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity for the years ended December 31, 2007, 2008 and 2009

(In thousands of Mexican pesos, except for dividends per share, see Note 1 II.b)

	Capital stock		Premium on sale of shares		Retained earnings						Accumulated other comprehensive income items		Controlling’ interest		Noncontrolling interest		Comprehensive income		Total stockholders’ equity
					Legal reserve		Unappropriated		Total
Balance at December 31, 2006	P.	28,011,334	P.	20,919,197	P.	16,148,490	P.	117,811,741	P.	133,960,231	P.	(64,725,867)	P.	118,164,895	P.	3,156,340			P.	121,321,235
Appropriation of earnings approved at regular stockholders’ meeting held in April 2007:
Cash dividend declared at P.0.448 per share (P. 0.440 historical)								(8,820,074)		(8,820,074)				(8,820,074)						(8,820,074)
Cash purchase of Company’s own shares		(780,210)						(15,002,629)		(15,002,629)				(15,782,839)						(15,782,839)
Acquisition of noncontrolling interest								(164,575)		(164,575)				(164,575)		(450,572)				(615,147)
Gain on dilution of investment in affiliate spun-off								1,123,819		1,123,819				1,123,819						1,123,819
Comprehensive income:
Net income for the year								35,484,947		35,484,947				35,484,947		570,448	P.	36,055,395		36,055,395
Other comprehensive income items:
Changes in fair value of swaps, net of deferred taxes												499,089		499,089				499,089		499,089
Effect of translation of foreign entities												(2,739,571)		(2,739,571)		(369,053)		(3,108,624)		(3,108,624)
Deficit from holding non-monetary assets, net of deferred taxes												(927,126)		(927,126)		(184,575)		(1,111,701)		(1,111,701)

Comprehensive income																	P.	32,334,159

Reduction due to the split-up of Telmex Internacional		(17,828,563)		(20,919,197)		(14,267,977)		(20,773,678)		(35,041,655)		(10,929,376)		(84,718,791)		(2,683,554)				(87,402,345)

Balance at December 31, 2007		9,402,561				1,880,513		109,659,551		111,540,064		(78,822,851)		42,119,774		39,034				42,158,808
Effect of adopting Mexican FRS B-10, net of deferred taxes								(79,419,845)		(79,419,845)		79,419,845
Cumulative effect adjustment for recognition of deferred employee profit sharing, net of deferred taxes								(4,136,583)		(4,136,583)		(53,552)		(4,190,135)						(4,190,135)
Appropriation of earnings approved at regular stockholders’ meeting held in April 2008:
Cash dividend declared at P. 0.413 per share								(7,774,143)		(7,774,143)				(7,774,143)						(7,774,143)
Cash purchase of Company's own shares		(263,929)						(12,607,913)		(12,607,913)				(12,871,842)						(12,871,842)
Comprehensive income:
Net income for the year								20,176,936		20,176,936				20,176,936		(25)	P.	20,176,911		20,176,911
Other comprehensive income items:
Changes in fair value of swaps, net of deferred taxes												2,126,088		2,126,088				2,126,088		2,126,088
Deferred taxes								(403,860)		(403,860)				(403,860)		2,177		(401,683)		(401,683)
Effect of translation of foreign entities												147,095		147,095				147,095		147,095

Comprehensive income																	P.	22,048,411

Balance at December 31, 2008		9,138,632				1,880,513		25,494,143		27,374,656		2,816,625		39,329,913		41,186				39,371,099
Appropriation of earnings approved at regular stockholders’ meetings held in April and December 2009:
Cash dividends declared at P. 0.445 and P. 0.40 per share, respectively								(15,447,559)		(15,447,559)				(15,447,559)						(15,447,559)
Cash purchase of Company's own shares		(118,332)						(3,976,988)		(3,976,988)				(4,095,320)						(4,095,320)
Excess of purchase price over book value of entities acquired from companies under common control								(43,030)		(43,030)				(43,030)						(43,030)
Comprehensive income:
Net income for the year								20,468,689		20,468,689				20,468,689		294	P.	20,468,983		20,468,983
Other comprehensive income items:
Changes in fair value of swaps, net of deferred taxes												(1,866,847)		(1,866,847)				(1,866,847)		(1,866,847)
Effect of translation of foreign entities, net of deferred taxes												(66,553)		(66,553)				(66,553)		(66,553)

Comprehensive income																	P.	18,535,583

Balance at December 31, 2009 (Note 14)	P.	9,020,300		P.	P.	1,880,513	P.	26,495,255	P.	28,375,768	P.	883,225	P.	38,279,293	P.	41,480			P.	38,320,773

The accompanying notes are an integral part of these financial statements.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(In thousands of Mexican pesos, see Note 1 II.b)

	Year ended December 31,
	2009		2008
Operating activities
Income before taxes on profits	P.	28,954,505	P.	29,768,570
Add (deduct) items not requiring the use of cash:
Depreciation		17,828,006		17,815,050
Amortization		120,854		101,702
Allowance for obsolete inventories for operation of the telephone plant		69,669		14,675
Equity interest in net (income) loss of affiliates		(254,680)		62,113
Gain on valuation of marketable securities				(36,948)
Net periodic cost of labor obligations		6,646,858		5,742,803
Accrued interest expense		6,122,328		7,652,427
Exchange (gain) loss, net		(1,232,671)		3,322,871
Other				2,531

		58,254,869		64,445,794
Changes in operating assets and liabilities:
Decrease (increase) in:
Marketable securities				760,420
Accounts receivable		(304,561)		(1,514,850)
Inventories for sale		370,658		276,804
Prepaid expenses and others		(463,577)		(103,370)
Deferred charges		26,445		(130,599)
(Decrease) increase in:
Labor obligations:
Contributions to trust fund		(5,751,947)		(4,321,922)
Payments to employees		(218,816)		(197,297)
Accounts payable and accrued liabilities		(2,924,775)		(2,961,080)
Taxes on profits paid		(10,649,903)		(11,711,906)
Taxes payable		2,517,125		493,448
Deferred credits		(620,350)		869,732

Net cash flows provided by operating activities		40,235,168		45,905,174

Investing activities
Acquisition of plant, property and equipment		(10,613,208)		(11,771,793)
Inventories for operation of the telephone plant		951,394		(935,503)
Acquisition of licenses		(14,168)		(135,271)
(Acquisition) sale of long-term equity investments		(116,640)		76,207
Other		33,494		40,811

Net cash flows used in investing activities		(9,759,128)		(12,725,549)

Cash surplus to be applied to financing activities		30,476,040		33,179,625

Financing activities
New loans		23,689,235		11,862,831
Repayment of loans		(24,552,238)		(15,781,356)
Cash purchase of Company’s own shares		(4,095,320)		(12,871,842)
Dividends paid		(15,093,082)		(7,609,477)
Derivative financial instruments		2,019,050		(2,291,873)
Interest paid		(4,200,480)		(5,049,097)

Net cash flows used in financing activities		(22,232,835)		(31,740,814)

Net increase in cash and cash equivalents		8,243,205		1,438,811
Cash and cash equivalents at beginning of year		6,136,563		4,697,752

Cash and cash equivalents at end of year	P.	14,379,768	P.	6,136,563

The accompanying notes are an integral part of these financial statements.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statement of Changes in Financial Position

(In thousands of Mexican pesos, see Note 1 II.b)

	Year ended December 31, 2007
Operating activities
Net income	P.	36,055,395
Add (deduct) items not requiring the use of resources:
Depreciation		18,290,793
Amortization		134,492
Deferred charges		949,862
Deferred income tax		1,206,747
Equity interest in net income of affiliates		(17,245)
Net periodic cost of labor obligations		4,487,080
Net income from discontinued operations		(7,166,312)

		53,940,812
Changes in operating assets and liabilities:
(Increase) decrease in:
Marketable securities		2,212,415
Accounts receivable		1,223,280
Inventories for sale		(2,583,474)
Prepaid expenses and others		72,918
(Decrease) increase in:
Labor obligations:
Contributions to trust fund		(64,935)
Payments to employees		(182,321)
Accounts payable and accrued liabilities		(1,765,160)
Taxes payable		(1,647,953)
Deferred credits		33,007

Resources provided by operating activities		51,238,589

Financing activities
New loans		14,930,842
Repayment of loans		(10,750,844)
Effect of exchange rate differences and variances in debt expressed in constant pesos		(3,134,933)
Decrease in capital stock and retained earnings due to purchase of Company’s own share		(15,782,839)
Cash dividends declared		(8,820,074)

Resources used in financing activities		(23,557,848)

Investing activities
Plant, property and equipment		(13,846,483)
Inventories for operation of the telephone plant		406,826
Other		(239,005)

Resources used in investing activities		(13,678,662)
Net changes in operating assets and liabilities from discontinued operations		(20,070,079)

Net decrease in cash and cash equivalents		(6,068,000)
Cash and cash equivalents at beginning of year		10,765,752

Cash and cash equivalents at end of year	P.	4,697,752

The accompanying notes are an integral part of this financial statement.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

1. Description of the Business and Significant Accounting Policies

I. Description of the Business

Teléfonos de México, S.A.B. de C.V. and its subsidiaries (collectively “the Company” or “TELMEX”) provide telecommunications services, primarily in Mexico, including domestic and international long distance and local telephone services, data services, the interconnection of subscribers with cellular networks (calling party pays), as well as the interconnection of domestic long distance carriers’, cellular telephone companies’ and local service carriers’ networks with the TELMEX local network. TELMEX also obtains revenues from the sale of telephone equipment and personal computers.

The amended Mexican government concession under which TELMEX operates was signed on August 10, 1990. The concession runs through the year 2026, but it may be renewed for an additional period of fifteen years. Among other significant aspects, the concession stipulates the requirements to provide telephony services and establishes the basis for regulating rates.

The rates to be charged for basic telephone services are subject to a cap determined by the Federal Telecommunications Commission (COFETEL). During the last nine years, TELMEX management decided not to raise its rates for basic services.

TELMEX has concessions in Mexico to operate radio spectrum wave frequency bands to provide fixed wireless telephone services and to operate radio spectrum wave frequency bands for point-to-point and point-to-multipoint microwave communications.

The foreign subsidiary has licenses for use of point-to-point and point-to-multipoint links in the USA.

On January 13, 2010 América Móvil, S.A.B. de C.V. (América Móvil) announced that it will launch an exchange offer to the stockholders of Carso Global Telecom, S.A.B. de C.V. (Carso Global Telecom) (TELMEX’s controlling stockholder), pursuant to which the shares of Carso Global Telecom would be exchanged for shares issued by América Móvil. If Carso Global Telecom’s stockholders tender all their shares, América Móvil would acquire indirectly 59.4% of the outstanding shares of TELMEX and 60.7% of the outstanding shares of Telmex Internacional, S.A.B. de C.V. (Telmex Internacional). América Móvil also announced its intention to launch an offering for the exchange or purchase of all of the Telmex Internacional’s shares that are not already owned by Carso Global Telecom (39.3%).

On March 9, 2010, TELMEX’s Audit Committee, Chief Executive Officer, General Counsel and Chief Financial Officer authorized the issuance of the accompanying consolidated financial statements and these notes as of December 31, 2009 and 2008, and for each of the three years in the period ended December 31, 2009, and Management evaluated subsequent events through March 23, 2010.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

At December 31, 2009, 2008 and 2007, TELMEX’s equity interest in its principal subsidiaries and affiliated companies is as follows:

		% equity interest at December 31,
Company	Country	2009	2008	2007
Subsidiaries:
Integración de Servicios TMX, S.A. de C.V.	Mexico	100%	100%	100%
Alquiladora de Casas, S.A. de C.V.	Mexico	100%	100%	100%
Cía. de Teléfonos y Bienes Raíces, S.A. de C.V.	Mexico	100%	100%	100%
Consorcio Red Uno, S.A. de C.V.	Mexico	100%	100%	100%
Teléfonos del Noroeste, S.A. de C.V.	Mexico	100%	100%	100%
Uninet, S.A. de C.V.	Mexico	100%	100%	100%
Telmex USA, L.L.C.	U.S.A.	100%	100%	100%

Affiliated companies:
Grupo Telvista, S.A. de C.V.	Mexico	45%	45%	45%
2Wire, Inc.	U.S.A.	13%	13%	13%

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

Equity investments in affiliated companies over which the Company exercises significant influence is accounted for using the equity method, which basically consists of recognizing TELMEX’s proportional share in the net income or loss and the stockholders’ equity of the investee (see Note 6).

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

The results of operations of the subsidiaries and affiliates were included in TELMEX’s financial statements as of the month following their acquisition.

ii)	Translation of financial statements of foreign subsidiary and affiliate

Beginning January 1, 2008, the financial statements of the foreign subsidiary and affiliate are either consolidated or accounted for based on the equity method, as the case may be, once the financial statements have been adjusted to conform to Mexican Financial Reporting Standards in the corresponding local currency, and are then translated to the reporting currency.

All the assets and liabilities of our foreign subsidiary and affiliate are translated to Mexican pesos at the prevailing exchange rate at year-end. Stockholders’ equity accounts are translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated. Revenues, costs and expenses are translated at the historical exchange rate. Translation differences are recorded in stockholders’ equity in the line item “Effect of translation of foreign entities” under “Accumulated other comprehensive income items.”

Through December 31, 2007, the financial statements as reported by the foreign subsidiary were converted to conform to Mexican Financial Reporting Standards, in the local currency, and subsequently re-expressed to constant pesos based on the inflation rate of the country in which the subsidiary operates. Under this method, all assets and liabilities were translated to Mexican pesos at the prevailing exchange rate at year-end. Stockholders’ equity accounts were translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated. Income statement amounts were translated to Mexican pesos at the prevailing exchange rate at the end of the reporting period. Exchange differences and the monetary position effect resulting from intercompany monetary items were charged or credited to the consolidated statements of income. Translation differences resulting from the conversion process were recorded in stockholders’ equity in the line item “Effect of translation of foreign entities” under “Accumulated other comprehensive income items.”

b)	Recognition of the effects of inflation on financial information

Upon adoption of Mexican FRS B-10, Effects of Inflation, which became effective on January 1, 2008, the Company ceased to recognize the effects of inflation in its financial information because it currently operates in a “non-inflationary economic environment”.

However, even though the economic environment in 2007 qualified as being non-inflationary, Mexican accounting Bulletin B-10, Accounting Recognition of the Effects of Inflation on Financial Information, was still effective. Accordingly, the financial statements for the year ended December 31, 2007 are presented in Mexican pesos with purchasing power at December 31, 2007, while the 2009 and 2008 financial statements are expressed in nominal pesos, except for those non-monetary items that included inflation effects through December 31, 2007. Subsequent additions are recognized at historical cost.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

Capital stock, premium on sale of shares and retained earnings were re-expressed for inflation through December 31, 2007 based on the Mexican National Consumer Price Index (NCPI).

Through December 31, 2007, the deficit from re-expression of stockholders’ equity consisted of the accumulated monetary position loss at the time the provisions of Bulletin B-10 were first applied, which was P. 13,924,729, and of the result from holding non-monetary assets, which represents the difference between re-expression by the specific indexation method and re-expression based on the NCPI. At December 31, 2007, this item was included in stockholders’ equity under the “Accumulated other comprehensive income items” caption. In conformity with Mexican FRS B-10, since it was not possible to identify the result from holding non-monetary assets with the items giving rise to them, the cumulative result from holding non-monetary assets, together with the initial effect from the adoption of Bulletin B-10, which amounted to P. (79,419,845), net of deferred taxes, were reclassified from accumulated other comprehensive income items to retained earnings in stockholders’ equity.

The net monetary position gain shown in the 2007 income statement represents the effect of inflation on monetary assets and liabilities and is included as part of the caption “Financing cost.”

The statement of changes in financial position for the year ended December 31, 2007 was prepared based on the financial statements expressed in constant Mexican pesos. The source and application of resources represent the differences between beginning and ending financial statement balances in constant Mexican pesos. Monetary and foreign exchange gains and losses are considered as items requiring the use of resources.

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

Revenues from domestic and international long distance telephone services are determined on the basis of the duration of the calls and the type of service used, which are billed monthly based on the authorized rates. International long distance and interconnection service revenues also include the revenues earned under agreements with foreign carriers for the use of the Company’s facilities in interconnecting international calls. These services are regulated by agreements with these operators, in which the rates to be paid are defined.

Data revenues include revenues from services related to data transmission through private and managed networks and revenues from Internet access.

d)	Use of estimates

The preparation of financial statements in conformity with Mexican Financial Reporting Standards requires the use of estimates and assumptions in certain areas. Actual results could differ from these estimates.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

e)	Cash and cash equivalents

Cash and cash equivalents are represented by time deposits and highly liquid investments in financial institutions with maturities of less than 90 days at the date purchased. Such investments are stated at acquisition cost plus accrued interest, similar to market value.

f)	Derivative financial instruments and hedging activities

The Company is exposed to interest rate and foreign currency risks, which are mitigated through a controlled risk management program that includes the use of derivative financial instruments. The Company uses primarily cross-currency swaps and when necessary uses foreign currency forwards to offset the short-term risk of exchange rate fluctuations. In order to reduce the risks due to fluctuations in interest rates, the Company utilizes interest-rate swaps, through which it either pays or receives the difference between the net amount of either paying or receiving a fixed interest rate and the cash flow from receiving or paying a floating interest rate, based on a notional amount denominated in Mexican pesos or U.S. dollars. Most of these derivative financial instruments qualify and have been designated as cash flow hedges.

The Company's policy includes: i) formal documentation of all hedging relationships between the hedging instrument and the hedged position; ii) the objectives for risk management; and iii) the strategy for conducting hedging transactions. This process takes into account the relationship between the cash flow of the derivatives with the cash flows of the corresponding assets and liabilities recognized in the balance sheet.

The effectiveness of the Company’s derivatives used for hedging purposes is evaluated prior to their designation as hedges, as well as during the hedging period, which is performed at least quarterly based on recognized statistical techniques. Whenever it is determined that a derivative is not highly effective as a hedge or that the derivative ceases to be a highly effective hedge, the Company ceases to apply hedge accounting for the derivative on a prospective basis. During the years ended December 31, 2009, 2008 and 2007, there were no gains or losses recognized due to changes in the accounting treatment for hedges.

Derivative financial instruments are recognized in the balance sheet at their fair values, which are obtained from the financial institutions with which the Company has entered into the related agreements. The Company’s policy is to verify such fair values against valuations provided by an independent valuation agent contracted by the Company.

The effective portion of the cash flow hedge’s gain or loss is recognized in “Accumulated other comprehensive income items” in stockholders’ equity, while the ineffective portion is recognized in current year earnings. Changes in the fair value of derivatives that do not qualify as hedges are immediately recognized in earnings.

The change in fair value recognized in earnings related to derivatives that are accounted for as hedges is presented in the same income statement caption as the gain or loss of the hedged item.

g)	Allowance for doubtful accounts

The allowance for doubtful accounts is determined based on the Company’s experience, the aging of the balances and general economic trends, as well as an evaluation of accounts receivable in litigation. The allowance for doubtful accounts basically covers the balances of accounts receivable greater than 90 days old.

The risk of uncollectibility of accounts receivable from related parties is evaluated annually based on an examination of each related party’s financial situation and the markets in which they operate.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

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

Through December 31, 1996, plant, property and equipment and construction in process were re-expressed based on the acquisition date and cost, applying the factors derived from the specific indexes determined by the Company and validated by an independent appraiser.

Through December 31, 2007, plant, property and equipment and construction in progress acquired abroad were re-expressed based on the rate of inflation of the respective country of origin and the prevailing exchange rate at the balance sheet date (specific indexation factors). Plant, property and equipment of domestic origin were re-expressed based on the NCPI.

Telephone plant and equipment are depreciated using the straight-line method based on the estimated useful lives of the related assets (see Note 4 b).

The carrying value of plant, property, plant and equipment is reviewed whenever there are indicators of impairment in the carrying value of such assets. Whenever an asset’s recovery value, which is the greater of the asset’s selling price and its value in use (the present value of future cash flows) is less than the asset’s net carrying amount, the difference is recognized as an impairment loss.

For the years ended December 31, 2009, 2008 and 2007, there were no indicators of impairment in the value of the Company’s plant, property and equipment.

The Company has not capitalized any financing costs since it has no significant qualifying assets with prolonged acquisition periods.

j)	Leases

When the risks and benefits inherent to the ownership of the leased asset remain mostly with the lessor, they are classified as operating leases and rent expense is charged to results of operations when incurred.

Lease agreements are recognized as capital leases if (i) the ownership of the leased asset is transferred to the lessee upon termination of the lease; (ii) the agreement includes an option to purchase the asset at a reduced price; (iii) the term of the lease is substantially the same as the remaining useful life of the leased asset; or (iv) the present value of minimum lease payments is substantially the same as the market value of the leased asset, net of any future benefit or residual value.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

k)	Licenses

TELMEX records licenses at acquisition cost and, through December 31, 2007, re-expressed them based on the inflation rate of each country. The amortization period is based on the terms of the licenses, which range from 5 to 20 years.

l)	Business acquisitions

Acquisitions of businesses are recorded using the purchase method. The acquisition of noncontrolling interest is considered a transaction between entities under common control and any difference between the purchase price and the carrying value of net assets acquired is recognized as an equity transaction.

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

The cost of pension, seniority premium and termination benefits (severance) are recognized periodically during the years of service of personnel, based on actuarial computations made by independent actuaries using the projected unit-credit method (see Note 10).

Actuarial (losses) gains are being amortized over a period of 12 years, which is the estimated average remaining working lifetime of Company employees.

As of January 1, 2008, the Company adopted Mexican FRS D-3 Employee Benefits, which replaced Mexican accounting Bulletin D-3, Labor Obligations. As a result of the MFRS D-3 adoption, the transition liability for labor obligations and prior service costs at December 31, 2007 are being amortized over a maximum period of 5 years. Prior to December 31, 2007, such amounts were being amortized over the estimated average remaining working lifetime of Company employees (12 years) (see Note 10).

o)	Employee profit sharing

Current-year and deferred employee profit sharing expense is presented as an ordinary expense in the income statement.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

Beginning January 1, 2008, in connection with the adoption of Mexican FRS D-3, the Company recognizes deferred employee profit sharing using the asset and liability method. Under this method, deferred profit sharing is computed by applying the 10% rate to all temporary differences between the values of all assets and liabilities for financial and tax reporting purposes. The Company periodically evaluates the possibility of recovering deferred employee profit sharing assets and, if necessary, creates a valuation allowance for those assets that do not have a high probability of being realized (see Note 10).

Through December 31, 2007, deferred employee profit sharing was recognized only on temporary differences in the reconciliation of current year net income to taxable income for employee profit sharing purposes and only when there was no indication that the related liability or asset would not be realized in the future.

p)	Exchange differences

Transactions in foreign currency are recorded at the prevailing exchange rate on the day of the related transactions. Foreign currency denominated monetary assets and liabilities are valued at the prevailing exchange rate at the balance sheet date. Exchange differences from the transaction date to the time foreign currency denominated monetary assets and liabilities are settled, as well as those arising from the translation of foreign currency denominated balances at the balance sheet date are charged or credited to results of operations.

See Note 11 for the Company’s consolidated foreign currency position at the end of each year and the exchange rates used to translate foreign currency denominated balances.

q)	Comprehensive income

Comprehensive income consists of current year net income, the effect of translation of the financial statements of foreign entities, the changes in noncontrolling interest, the changes in the fair value of cash flow hedges, changes in the result from holding non-monetary assets and the effect of deferred taxes related to these items.

r)	Taxes on profits

Deferred taxes on profits are recognized using the asset and liability method. Under this method, deferred taxes on profits are recognized on all differences between the financial reporting and tax bases of assets and liabilities, applying the enacted income tax rate effective as of the balance sheet date, or the enacted rate at the balance sheet date that will be in effect when the deferred tax assets and liabilities are expected to be recovered or settled.

The Company periodically evaluates the possibility of recovering deferred tax assets and, if necessary, creates a valuation allowance for those assets that do not have a high probability of being realized.

s)	Statement of income presentation

Costs and expenses shown in the Company’s income statement are presented on a combined basis between their nature and function, in accordance with industry practice since such classification allows for an appropriate evaluation of gross profit and operating margin.

The “Operating income” caption is shown in the income statement since it is an important indicator used for evaluating the Company's operating results.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

An analysis of the “Other expenses, net” caption for the years ended December 31, 2009, 2008 and 2007 is as follows:

	2009		2008		2007
Employee profit sharing, current	P.	2,217,482	P.	2,548,762	P.	2,867,019
Other income (Note 10)		(867,802)		(1,869,170)		(2,822,658)

Other expenses, net	P.	1,349,680	P.	679,592	P.	44,361

As a result of a ruling in favor of the Company related to the deductibility for income tax purposes of employee profit sharing paid in 2004 and 2005, the “Other income” line shown above for 2007 includes a non-recurring gain of P.1,653,123.

t)	Statement of cash flows

Effective January 1, 2008, Mexican FRS B-2 replaced Mexican accounting Bulletin B-12, Statement of Changes in Financial Position. Accordingly, the statement of cash flows substituted the statement of changes in financial position. The main differences between both statements lie in the fact that the statement of cash flows shows the entity’s cash inflows and outflows during the period, while the statement of changes in financial position shows the changes in the entity’s financial structure. Also, the statement of cash flows presents first income before taxes on profits, followed by cash flows from operating activities, then cash flows from investing activities and finally cash flows from financing activities.

The statement of cash flows for the years ended December 31, 2009 and 2008 were prepared using the indirect method. The statements of cash flows are not comparable to the statement of changes in financial position for the year ended December 31, 2007.

u)	Earnings per share

Earnings per share are determined by dividing the controlling interest in net income by the weighted-average number of shares outstanding during the year. In determining the weighted-average number of shares outstanding during the year, shares repurchased by the Company have been excluded.

v)	Concentration of risk

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

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

Financial instruments which potentially subject the Company to concentrations of credit risk are cash and cash equivalents, trade accounts receivable, and debt and derivative financial instruments. The Company’s policy is designed to not restrict its exposure to any one financial institution; therefore, the Company’s financial instruments are maintained in different financial institutions located in different geographical areas.

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

w)	Segments

Segment information is presented based on information used by the Company in its decision-making processes (see Note 16).

Local and long distance segment information varies to the one presented in the consolidated financial statements due to:

•	The information that was considered in its elaboration was only the one corresponding to the companies that are directly involved in rendering local and long distance telephone services in Mexico.

•	Local service includes: revenues from basic rent, measured service, installation charges, equipment sales and interconnection.

•	Long distance service includes: revenues from basic services of domestic and international long distance services; it does not include revenues from rural and public telephony and data services.

•	The services being disclosed consider the corresponding attributes for interconnection, billing, collecting, co-location and leased lines.

•	Interconnection with cellular operators includes revenues from calling party pays.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

x)	Reclassifications

Certain captions shown in the 2008 financial statements as originally issued have been reclassified for uniformity of presentation with the 2009 financial statements.

An analysis is as follows:

		As originally reported 2008	Reclassifications	As reclassified 2008
Assets
Current assets:
Prepaid expenses and others	(1)	P. 2,900,790	P. (61,088)	P. 2,839,702

Deferred charges, net	(1)	1,407,687	61,088	1,468,775

Statement of income
Operating revenues:
Corporate networks	(2)	12,219,402	(12,219,402)
Internet	(2)	13,168,270	(13,168,270)
Data	(2)		25,387,672	25,387,672

Operating costs and expenses:
Cost of sales and services	(3)	32,806,088	(283,420)	32,522,668
Commercial, administrative and general expenses	(4)	19,831,144	31,862	19,863,006
Interconnection	(3)	13,759,965	283,420	14,043,385
Depreciation and amortization	(4)	17,965,069	(31,862)	17,933,207

(1)	Reclassification of deferred charges.
(2)	Reclassification to Data revenues.
(3)	Reclassification of interconnection.
(4)	Reclassification of administrative expenses.

y)	New accounting pronouncements

i) Following is a discussion of the new accounting pronouncements issued by the Mexican Financial Reporting Standards Research and Development Board (Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, A.C. or “CINIF”) that became effective on January 1, 2009 and that affected TELMEX’s accounting policies:

Mexican FRS B-8, Consolidated and Combined Financial Statements

In November 2008, the CINIF issued Mexican FRS B-8, which became effective for fiscal years beginning on or after January 1, 2009. Mexican FRS B-8 replaces Mexican accounting Bulletin B-8, Consolidated and Combined Financial Statements and the Valuation of Long-Term Equity Investments. Mexican FRS B-8 establishes the overall guidelines for preparing and presenting consolidated or combined financial statements and transfers the guidance related to accounting for long-term equity investments to Mexican FRS C-7.

This standard establishes that to determine the existence of control, the Company must consider any potential voting rights held that could be exercised or converted, regardless of management’s intention and ability to exercise them.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

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

This standard includes guidelines for the accounting treatment of special purpose entities and, upon adoption, abolishes the supplementary application of International Financial Reporting Standards SIC 12, Consolidation—Special Purpose Entities (SPEs). Mexican FRS B-8 establishes that special purpose entities over which the Company exercises control must be consolidated.

Mexican FRS B-8 establishes that changes in equity interest that do not cause loss of control must be recognized as transactions between stockholders; therefore, any difference between the book value of the equity investment sold or acquired and the value of the consideration paid must be recognized in stockholders’ equity.

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

Investments in an affiliated company or an equity interest in an SPE over which the reporting entity exercises significant influence must be initially recognized at fair value, determined at the time of acquisition, and subsequently by applying the equity method of accounting. To apply the equity method, unlike Mexican accounting Bulletin B-8, the financial statements of the affiliated company must be prepared in conformity with Mexican FRS.

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

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

Mexican FRS C-8, Intangible Assets

Mexican FRS C-8 was issued by the CINIF in December 2008 to replace Mexican accounting Bulletin C-8, Intangible Assets and became effective for fiscal years beginning on or after January 1, 2009.

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

The adoption of the new accounting standards mentioned above did not have any impact on the Company’s financial statements and did not result in a cumulative adjustment to retained earnings at adoption.

ii) The most important new accounting pronouncements that will become effective on January 1, 2010 or 2011, and that could affect the Company’s accounting policies, are as follows:

Mexican FRS C-1, Cash and Cash Equivalents

Mexican FRS C-1 was issued by the CINIF in November 2009 to replace Mexican accounting Bulletin C-1, Cash, and is effective for fiscal years beginning on or after January 1, 2010. The purpose of this standard is to establish guidelines for the valuation, presentation and disclosure of items comprising the cash and cash equivalents caption in the statement of financial position.

Mexican FRS C-1 establishes that restricted cash is to be presented in the cash and cash equivalents caption in the statement of financial position (under the former standard it was shown separately) and substitutes the term “short-term demand investments” with the new term “liquid demand investments”, which, among other characteristics, must be readily convertible to cash and have maturities of no more than three months.

Mexican FRS C-1 also defines the following terms: acquisition costs, cash equivalents, restricted cash and cash equivalents, liquid demand investments, net realization value, nominal value and fair value.

Mexican FRS B-5, Financial Information by Segment

In November 2009, the CINIF issued Mexican FRS B-5, which will become effective for fiscal years beginning on or after January 1, 2011. Mexican FRS B-5 will replace Mexican accounting Bulletin B-5.

Mexican FRS B-5 establishes the criteria for identifying the segments to be reported by an entity, as well as the standards for disclosing the financial information of such segments. The standard also contains the requirements applicable to the disclosure of certain information related to the entity as a whole.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

The principal changes compared to Mexican accounting Bulletin B-5 are as follows:

Information to be disclosed—Mexican FRS B-5 is management-focused, since the segment information disclosures it requires refer to the information used by the entity’s most-senior business decision makers. Mexican FRS B-5 also requires the disclosure of information related to entity’s products, geographic zones, customers and suppliers.

Business risks—In identifying operating segments, this standard does not require the different areas of the business to be subject to different risks.

Segments in the pre-operating stage—Under Mexican FRS B-5, the different areas of a business in its pre-operating stage can be classified as operating segments.

Disclosure of financial results—This standard requires disclosure of interest income and expense, as well as the other comprehensive financing items.

Disclosure of liabilities—Mexican FRS B-5 requires disclosure of the liabilities included in the regular information for the operating segment that is habitually used by the entity’s most-senior business decision makers.

The Company expects that these standards will not have a material impact on its financial statements.

2. Discontinued Operations

On December 21, 2007, the stockholders of TELMEX approved the split-up of the Company’s subsidiaries with operations in Latin American, as well as its Yellow Pages business. As a result of the split-up, Telmex Internacional was incorporated on December 26, 2007 and the outstanding shares of Controladora de Servicios de Telecomunicaciones, S.A. de C.V. (formerly the sub-holding company of TELMEX) were transferred to it. The split-up was effective for legal, accounting and tax purposes as of December 26, 2007, on which date Telmex Internacional was legally incorporated as a separate Mexican company and from which time the Company ceased to have control over the subsidiary mentioned above.

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

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

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

In these financial statements, all income and expenses of Telmex Internacional are presented in the statement of income under the caption “Income from discontinued operations, net of income tax.” The amounts included in the 2007 financial statements prior to the split-up and their corresponding notes were restructured to present only the revenues, costs and expenses of the continuing operations of TELMEX, excluding the amounts from the discontinued operations.

All the assets and liabilities of the split-up operations were transferred to Telmex Internacional at book value. The amount of stockholders’ equity transferred to Telmex Internacional in the split-up represents the difference between the assets and liabilities that were transferred and was recognized as a reduction in the stockholders’ equity of TELMEX at the date of the split-up.

A summary of the statement of income of the split-up operations for the twelve-month period ended December 31, 2007 is as follows:

Statement of Income

	Year ended December 31, 2007
Operating revenues	P.	68,042,515
Operating costs and expenses		57,545,898

Operating income		10,496,617

Employee profit sharing		62,279
Other expenses, net		180,413

Financing cost, net		297,876
Equity interest in net income of affiliates		(689,075)

Income before taxes on profits		10,645,124
Provision for income tax		3,478,812

Net income	P.	7,166,312

Distribution of net income:
Controlling interest	P.	6,595,675
Noncontrolling interest		570,637

	P.	7,166,312

Earnings per share	P.	0.34

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

3. Accounts Receivable

An analysis of accounts receivable at December 31, 2009 and 2008 is as follows:

	2009		2008
Customers	P.	19,112,062	P.	17,761,170
Recoverable taxes		2,316,472		2,061,818
Related parties (Note 13)		894,535		975,362
Net settlement receivables		417,152		478,991
Other		1,994,215		1,916,092

		24,734,436		23,193,433
Less:
Allowance for doubtful accounts		3,621,113		2,384,670

Total	P.	21,113,323	P.	20,808,763

An analysis of activity in the allowance for doubtful accounts for the years ended December 31, 2009, 2008 and 2007 is as follows:

	2009		2008		2007
Beginning balance at January 1	P.	2,384,670	P.	1,725,969	P.	1,808,773
Increase charged to expenses		2,437,296		1,551,988		1,349,248
Charges to allowance		(1,200,853)		(893,287)		(1,373,875)
Monetary effect						(58,177)

Ending balance at December 31	P.	3,621,113	P.	2,384,670	P.	1,725,969

4. Plant, Property and Equipment

a) An analysis of plant, property and equipment at December 31, 2009 and 2008 is as follows:

	2009		2008
Telephone plant and equipment	P.	315,548,924	P.	314,077,075
Land and buildings		37,128,186		36,987,698
Computer equipment and other assets		49,952,667		47,564,938

		402,629,777		398,629,711
Less:
Accumulated depreciation		298,734,102		286,221,263

Net		103,895,675		112,408,448
Construction in progress and advances to equipment suppliers		409,074		456,929

Total	P.	104,304,749	P.	112,865,377

Construction in progress refers mainly to projects related to telephone plant, which are scheduled to be completed and transferred to the plant mostly during the first half of 2010.

b) Depreciation of the telephone plant and equipment is calculated at annual rates ranging from 3.3% to 20.0%. The rest of the Company’s assets, excluding land, are depreciated at rates ranging from 10% to 33.3%. Depreciation charged to operating costs and expenses was P.17,828,006 in 2009, P.17,815,050 in 2008 and P.18,290,793 in 2007.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

5. Licenses

An analysis of licenses cost and their amortization at December 31, 2009 and 2008 is as follows:

	2009		2008
Investment	P.	1,777,464	P.	1,763,296
Less:
Accumulated amortization		859,123		738,269

Net	P.	918,341	P.	1,025,027

An analysis of the changes in 2009, 2008 and 2007 is as follows:

	Balance at January 1, 2009		Investment and amortization for the year		Balance at December 31, 2009
Investment	P.	1,763,296	P.	14,168	P.	1,777,464
Accumulated amortization		738,269		120,854		859,123

Net	P.	1,025,027	P.	(106,686)	P.	918,341

	Balance at January 1, 2008		Investment and amortization for the year		Effect of translation		Balance at December 31, 2008
Investment	P.	1,627,992	P.	135,271	P.	33	P.	1,763,296
Accumulated amortization		636,531		101,703		35		738,269

Net	P.	991,461	P.	33,568	P.	(2)	P.	1,025,027

	Balance at January 1, 2007		Investment and amortization for the year		Effect of translation		Balance at December 31, 2007
Investment	P.	1,534,141	P.	93,766	P.	85	P.	1,627,992
Accumulated amortization		544,970		91,446		115		636,531

Net	P.	989,171	P.	2,320	P.	(30)	P.	991,461

The amortization expense of other deferred charges was P.1,908, P.16,454 and P.43,046 for the years ended December 31 2009, 2008 and 2007, respectively.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

6. Equity Investments

An analysis of equity investments in affiliates and other companies at December 31, 2009 and 2008, and a brief description of each, is as follows:

	2009	2008
Equity investments in:
Grupo Telvista, S.A. de C.V.	P. 907,973	P. 726,342
2Wire, Inc.	301,035	276,000
Other affiliates	566,372	491,791

	P. 1,775,380	P. 1,494,133

Investments in affiliates

Grupo Telvista

TELMEX holds 45% of the capital stock of Grupo Telvista, S.A. de C.V. (Grupo Telvista) which, through its subsidiaries, provides telemarketing services in Mexico and the U.S.A. For the year ended December 31, 2009, TELMEX’s equity interest in the net income of Grupo Telvista gave rise to a credit to results of operations of P.195,498 (P.154,795 in 2008 and P.57,474 in 2007) and a charge to stockholders’ equity of P.13,867 (credit of P.69,128 in 2008).

2Wire

TELMEX holds 13% of the capital stock of 2Wire, Inc. (2Wire), which is a broadband platform service provider for homes and businesses located in the U.S.A. For the year ended December 31, 2009, TELMEX’s equity interest in the results of 2Wire gave rise to a credit to results of operations of P.25,035 (charge of P.266,568 in 2008 and P.78,726 in 2007).

Other affiliates

For the year ended December 31, 2009, equity interest in other affiliates represented a net credit to results of operations of P.34,147 (net credit of P.49,660 in 2008 and P.38,497 in 2007) and a charge to stockholders’ equity of P.4,427 (credits of P.37,718 in 2008 and P.1,703 in 2007).

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

7. Long-term Debt

Long-term debt consists of the following:

	Weighted-average interest rate at December 31,		Maturities from	Balance at December 31,
	2009	2008	2010 through	2009		2008
Debt denominated in foreign currency:
Senior notes	5.2%	5.1%	2019	P.	29,361,181	P.	23,670,364
Bank loans	0.7%	1.8%	2018		40,074,814		61,013,202
Other	2.0%	2.0%	2022		238,353		271,881

Total debt denominated in foreign currency					69,674,348		84,955,447

Debt denominated in Mexican pesos:
Senior notes	8.8%	8.8%	2016		4,500,000		4,500,000
Domestic senior notes	6.3%	8.8%	2037		25,900,000		14,800,000
Bank loans	4.8%	8.6%	2010		2,800,000		2,800,000

Total debt denominated in Mexican pesos					33,200,000		22,100,000

Total debt					102,874,348		107,055,447
Less short-term debt and current portion of long-term debt					19,768,894		22,883,092

Long-term debt				P.	83,105,454	P.	84,172,355

The above-mentioned rates are subject to market variances and do not include the effect of the Company’s agreement to reimburse certain lenders for Mexican withholding taxes. The Company’s weighted-average cost of debt at December 31, 2009 (including interest expense, interest rate swaps, fees and withholding taxes, and excluding exchange rate variances) was approximately 5.9% (6.2% in 2008).

Short-term debt and current portion of long-term debt consist of the following:

	Balance at December 31,
	2009		2008
Short-term debt:
Domestic senior notes			P.	2,500,000

Current portion of long-term debt:
Senior notes	P.	12,405,765
Domestic senior notes				400,000
Bank loans		7,363,129		19,983,092

		19,768,894		20,383,092

Total	P.	19,768,894	P.	22,883,092

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

Senior notes:

a) In November 2008, TELMEX repaid a bond of P.13,151,147 (U.S.$ 1,000 million, nominal amount) that was issued in November 2003 and bore an annual interest of 4.5%, payable semiannually. For the year ended December 31, 2008, interest expense on the bond was P.442,078 (P.524,959 in 2007).

b) In the first quarter of 2005, TELMEX issued bonds in the amount of P.21,892,381 (U.S.$ 1,750 million) divided into two issuances of P.11,870,243 and P.10,022,138 (U.S.$ 950 million and U.S.$ 800 million, respectively), the first matures in 2010 and bears an annual interest of 4.75%, and the second matures in 2015 and bears an annual interest of 5.5%. Interest is payable semiannually. For the year ended December 31, 2009, interest expense on these bonds was P.1,274,163 (P.1,025,848 in 2008 and P.1,046,639 in 2007).

On January 27, 2010, TELMEX repaid the first issuance of the bonds issued in 2005 for P.12,294,140 (U.S.$950 million).

c) On January 26, 2006, TELMEX issued a bond denominated in Mexican pesos abroad in the amount of P.4,500,000 (nominal amount), which matures in 2016 and bears an annual interest of 8.75%. For the year ended December 31, 2009, interest expense on the bond was P.407,708 (P.409,655 in 2008 and P.414,940 in 2007).

d) On November 12, 2009, TELMEX issued a bond in the amount of P.6,615,400 (U.S.$500 million, nominal amount), which matures in 2019 and bears an annual interest of 5.5%, payable semiannually. For the year ended December 31, 2009, interest expense on the bond was P.49,823.

Syndicated loan:

In 2004, the Company entered into a syndicated loan, which was restructured in 2005 and 2006 to improve the credit conditions and increase the total loan amount to P.34,531,521 (U.S.$ 3,000 million), split into three tranches. The first tranche is for P.14,963,659 (U.S.$ 1,300 million) and has a three-year maturity. The second tranche is for P.11,510,507 (U.S.$ 1,000 million) and has a five-year maturity. The third tranche is for P.8,057,355 (U.S.$ 700 million) with a seven-year maturity. In August 2009, TELMEX repaid the total amount of the first tranche, for which the original maturity was scheduled for October 2009. The balance of these loans at December 31, 2009 is included under bank loans (debt denominated in foreign currency).

On June 30, 2006, TELMEX entered into a syndicated loan agreement in the amount of P.5,986,554 (U.S.$ 500 million), split into two tranches in equal amounts of P.2,993,277 (U.S.$ 250 million), with maturities of four years and six years, respectively.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

Substantially all of the bank loans bear interest equal to the London Inter-Bank Offered Rate (LIBOR) plus a specified margin. For the year ended December 31, 2009, interest expense on these loans was P.556,305 (P.1,425,514 in 2008 and P.2,341,463 in 2007).

Domestic senior notes (“Certificados Bursátiles”):

On December 19, 2007, TELMEX obtained authorization from the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores or “CNBV”) for a program to issue long-term domestic senior notes in a total amount of P.10,000,000 (nominal amount). In April 2008, domestic senior notes in the amount of P.1,600,000 were issued. In July 2009, TELMEX placed domestic senior notes in two issuances for a total amount of P.8,000,000.

On September 18, 2009, TELMEX obtained authorization from the CNBV for a dual program to issue short and long-term domestic senior notes in a total amount of P.15,000,000 (nominal amount). In November 2009, TELMEX placed long-term domestic senior notes in two issuances for a total amount of P.6,000,000.

Some domestic senior notes bear fixed-rate interest, while others bear interest equal to a specified margin in respect of the Mexican interbank equilibrium interest rate (“TIIE”). For the year ended December 31, 2009, interest expense on long-term domestic senior notes was P.1,194,213 (P.1,004,242 in 2008 and P.1,011,961 in 2007).

Restrictions:

The above-mentioned debt is subject to certain restrictions with respect to maintaining certain financial ratios, as well as restrictions on selling a significant portion of groups of assets, among others. At December 31, 2009, the Company was in compliance with all these requirements.

A portion of the debt is also subject to early maturity or repurchase at the option of the holders in the event of a change in control of the Company, as so defined in each instrument. The definition of change in control varies from instrument to instrument; however, no change in control shall be considered to have occurred as long as Carso Global Telecom or its current stockholders continue to hold the majority of the Company’s voting shares.

Foreign currency debt:

An analysis of the foreign currency denominated debt at December 31, 2009 is as follows:

	Foreign currency (in thousands)	Exchange rate at December 31, 2009 (in units)	Equivalent in Mexican pesos
U.S. dollar	5,103,362	P. 13.0587	P. 66,643,271
Japanese yen	19,891,200	0.1404	2,792,724
Euro	12,722	18.7353	238,353

Total			P. 69,674,348

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

Long-term debt maturities at December 31, 2009 are as follows:

Years	Amount
2011	P. 18,857,154
2012	12,343,560
2013	11,560,972
2014	8,164,639
2015 and thereafter	32,179,129

Total	P. 83,105,454

Hedges:

At December 31, 2009 and 2008, the financial instruments held by the Company are as follows:

	2009			2008
	Notional		Fair value asset (liability)	Notional		Fair value asset (liability)
Financial instrument	(in millions)			(in millions)
Cross currency swaps	U.S.$	4,178	P. 12,226	U.S.$	5,451	P. 20,913
Forwards dollar-peso (Note 8)	U.S.$	245	(120)
Interest-rate swaps in pesos	P.	23,752	(729)	P.	23,752	(369)
Interest-rate swaps in dollars				U.S.$	100	(30)
Cross currency coupon swaps	U.S.$	50		U.S.$	350	(95)

Total			P. 11,377			P. 20,419

To reduce the risks related to fluctuations in exchange rates and interest rates, the Company uses derivative financial instruments as hedges associated with its debt. The derivative financial instruments principally used by the Company are as follows:

Cross currency swaps

At December 31, 2009, the Company has cross currency swaps that hedge foreign currency denominated liabilities of P.54,557,723 (U.S.$4,178 million) (P.73,799,967 or U.S.$5,451 million in 2008). These cross currency swaps hedge the exchange rate and interest rate risks associated with bonds that mature in 2010 and 2015 in the total amount of U.S.$1,495 million and bank loans that mature from 2010 to 2018 in the total amount of U.S.$2,683 million. These agreements allow TELMEX to fix the parity of such debt at a weighted-average exchange rate of P.10.5892 per U.S. dollar, as well as establish a fixed interest rate of 7.52% for the bonds maturing in 2010 and 8.57% for the bonds maturing in 2015, and a floating rate equal to the average 28-day TIIE, less a specified margin for the bank loans.

The change in the fair value of these cross currency swaps recognized for the year ended December 31, 2009 was P.5,682,263 (P.16,281,874 in 2008 and P.93,087 in 2007).

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

Forwards dollar-peso

At December 31, 2009, the Company had short-term foreign currency forwards with a notional amount of P.3,199,382 (U.S.$245 million). At December 31, 2008, the Company had no forward contracts outstanding. For the year ended December 31, 2009, the Company recognized a net charge of P.520,733 (charge of P.1,690,380 in 2008 and P.578,926 in 2007) as part of exchange (gain) loss, net due to changes in the fair value of these forwards.

Interest-rate swaps

At December 31, 2009 and 2008, the Company had interest-rate swaps for an aggregate notional amount of P.23,752,125 to hedge the floating rate risk of its debt in Mexican pesos, fixing such rate at an average of 8.19%. At December 31, 2009, the Company had no interest rate swaps in U.S. dollars. At December 31, 2008, the Company had interest rate swaps in U.S. dollars for an aggregate notional amount of P.1,353,830 (U.S.$100 million), paying a fixed rate of 4.47% and receiving the three-month LIBOR rate, to cover U.S. dollar denominated debt with a floating interest rate that matured in October 2009.

At December 31, 2009, the Company had cross currency coupon swaps that cover interest payments of P.652,935 (U.S.$50 million) (P.4,738,405, or U.S.$350 million for 2008).

For the year ended December 31, 2009, the Company recognized a net expense for these swaps in interest expense of P.2,056,839 (net expense of P.2,439,778 in 2008 and net credit of P.90,712 in 2007). Additionally, for the year ended December 31, 2007, the Company recognized an expense of P.267,047, due to the replacement of interest rate swap contracts denominated in Mexican pesos.

The Company’s derivative financial instruments are acquired in over-the-counter markets, mostly from the same financial institutions with which it has contracted its debt.

Several of the Company’s agreements under which it has negotiated its derivative financial instruments require margin calls when the fair value of the derivatives exceeds the Company’s existing credit lines of P.3,787,023 (U.S.$290 million). At December 31, 2009, 65% of the Company’s outstanding derivatives correspond to these types of agreements; however, no margin calls have been required at such date.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

8. Accounts Payable and Accrued Liabilities

An analysis of accounts payable and accrued liabilities is as follows:

	December 31,
	2009		2008
Suppliers	P.	2,100,036	P.	4,285,331
Employee benefits		2,804,324		3,012,967
Sundry creditors		1,838,250		1,439,394
Related parties (Note 13)		1,602,128		1,993,079
Vacation accrual		1,284,578		1,287,747
Accrual for other contractual employee benefits		1,230,645		1,310,570
Dividend pending payment		1,106,119		899,541
Interest payable		936,550		1,187,525
Derivative financial instruments (Note 7)		119,719
Other		1,181,839		501,952

	P.	14,204,188	P.	15,918,106

The activity in the main accruals for the years ended December 31, 2009, 2008 and 2007 is as follows:

Vacation accrual:

	2009		2008		2007
Beginning balance at January 1	P.	1,287,747	P.	1,256,783	P.	1,234,716
Increase charged to expenses		1,619,979		1,656,930		2,690,063
Payments		(1,623,148)		(1,625,966)		(2,621,810)
Monetary effect						(46,186)

Ending balance at December 31	P.	1,284,578	P.	1,287,747	P.	1,256,783

Accrual for other contractual employee benefits:

	2009		2008		2007
Beginning balance at January 1	P.	1,310,570	P.	1,151,700	P.	1,131,334
Increase charged to expenses		3,725,372		3,588,400		3,434,180
Payments		(3,805,297)		(3,429,530)		(3,371,492)
Monetary effect						(42,322)

Ending balance at December 31	P.	1,230,645	P.	1,310,570	P.	1,151,700

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

9. Deferred Credits

Deferred credits consist of the following at December 31, 2009 and 2008:

	2009		2008
Short-term:
Advance billings	P.	1,009,603	P.	1,044,877
Advances from customers		94,572		735,238

		1,104,175		1,780,115
Long-term:
Advance billings		466,696		411,106

Total	P.	1,570,871	P.	2,191,221

10. Labor Obligations

a)	Pensions plans and seniority premiums

The majority of the Company’s employees are covered under defined benefits pension plans and seniority premiums. Pension benefits and seniority premiums are determined on the basis of compensation of employees in their final year of employment, their seniority, and their age at the time of retirement.

TELMEX has set up an irrevocable trust fund to finance these labor obligations and has adopted the policy of making annual contributions to such fund, which are deductible for Mexican corporate income tax and employee profit sharing purposes. The most important information related to labor obligations is as follows:

Analysis of net periodic cost:

	2009		2008		2007
Labor cost	P.	4,431,755	P.	4,333,194	P.	3,672,437
Finance cost on defined benefit obligation		15,861,542		14,344,072		9,013,577
Projected return on plan assets		(17,524,795)		(15,571,525)		(9,585,397)
Amortization of past services		69,526		1,344,971		1,339,448
Amortization of variances in actuarial assumptions(1)		2,183,763		201,412		55,701

Net periodic cost	P.	5,021,791	P.	4,652,124	P.	4,495,766

(1)	Includes P. 99,125 in 2008 for the amortization of the initial balance of the actuarial loss, which is presented in the statement of income under the caption “Other expenses, net,” in conformity with Mexican FRS D-3.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

Analysis of the defined benefit obligation:

	2009		2008
Present value of labor obligations:
Vested benefit obligation	P.	105,002,007	P.	93,175,620
Non-vested benefit obligation and effect of salary projection		92,330,826		83,007,215

Defined benefit obligation at end of year	P.	197,332,833	P.	176,182,835

Analysis of changes in the defined benefit obligation:

	2009		2008
Defined benefit obligation at beginning of year	P.	176,182,835	P.	159,484,041
Labor cost		4,431,755		4,333,194
Finance cost on defined benefit obligation		15,861,542		14,344,072
Actuarial loss		10,200,996		6,662,976
Benefits paid to employees		(215,298)		(194,437)
Payments from trust fund		(9,128,997)		(8,447,011)

Defined benefit obligation at end of year	P.	197,332,833	P.	176,182,835

Analysis of changes in plan assets:

	2009		2008
Established fund at beginning of year	P.	145,475,893	P.	156,979,097
Projected return on plan assets		17,524,795		15,571,525
Actuarial gain (loss)		4,371,737		(22,949,640)
Contributions to trust fund		5,751,947		4,321,922
Payments from trust fund		(9,128,997)		(8,447,011)

Established fund at end of year	P.	163,995,375	P.	145,475,893

Analysis of the net projected asset:

	2009		2008
Insufficiency of plan assets for defined benefit obligation	P.	(33,337,458)	P.	(30,706,942)
Unamortized actuarial loss		49,515,770		45,870,274
Transition liability		121,815		156,536
Past service cost and changes to plan		130,730		165,534

Net projected asset	P.	16,430,857	P.	15,485,402

In 2009, the net actuarial loss of P. 5,829,259 resulted from (i) the effect of a favorable actuarial variance of P. 4,371,737 due to the behavior of the plan assets resulting from an increase in the value of investments in shares of companies and in fixed-yield investments due to variances in reference rates, and (ii) an actuarial loss of P. 10,200,996, attributable principally to the number of employees who retired was greater than the number estimated at the beginning of the year, and the salary and pension benefits of the retired employees were higher than estimated at the beginning of the year.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

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

At December 31, 2009, 2008 and 2007, the rates used in the actuarial study are as follows:

	2009 Nominal rates %	2008 Nominal rates %	2007 Real rates %
Discount of labor obligations:
Long-term average	9.20	9.20	5.51
Increase in salaries:
Long-term average	4.50	4.50	0.97

Based on the provisions of Mexican FRS D-3, as of January 1, 2008, the actual financial valuation rates were replaced with nominal rates. This change had no effect on the calculation of labor obligations, since these rates were consistent with the rates used in the actuarial valuation at December 31, 2007 (i.e., the long-term inflation rate, discount rate and salary increase rate were the same as those selected for 2007).

At December 31, 2009 and 2008, 45.9% of plan assets were invested in fixed-yield securities and the remaining 54.1% in variable-yield securities.

b)	Termination benefits

The most important information related to the liability for termination benefits is as follows:

Analysis of net periodic cost:

	2009	2008	2007
Labor cost	P. 12,630	P. 15,188	P. 13,371
Finance cost on defined benefit obligation	12,498	14,599	9,623
Amortization of variances in assumptions(1)	(9,867)	(87,699)	(31,680)

Net periodic cost (gain)	P. 15,261	P. (57,912)	P. (8,686)

(1)	Includes P. 36,206 in 2008 for the amortization of the initial balance of the actuarial gain, which is presented in the statement of income under the caption “Other expenses, net,” in conformity with Mexican FRS D-3.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

The activity in the termination pay liability is as follows:

	2009	2008
Balance at beginning of year	P. 147,634	P. 208,406
Net periodic cost (gain)	15,261	(57,912)
Payments	(3,518)	(2,860)

Balance at end of year	P. 159,377	P. 147,634

c)	Employee profit sharing

TELMEX is obligated to pay profit sharing to its employees in Mexico, in addition to their contractual compensation and benefits. For the years ended December 31, 2009 and 2008, employee profit sharing was based on 10% of the Company’s taxable income, excluding certain inflation effects and the re-expression of depreciation expense.

The cumulative effect of deferred employee profit sharing at the beginning of 2008 resulting from the adoption of Mexican FRS D-3 was P.5,820,412 and was charged to stockholders’ equity. The deferred employee profit sharing gave rise to a credit to stockholders’ equity for deferred income tax of P.1,630,277. Accordingly, the net effect of the adoption of Mexican FRS D-3 was a charge to stockholders’ equity of P.4,190,135. The 2007 financial statements remained unchanged by the new standard. For the year ended December 31, 2009, the deferred employee profit sharing provision represented a credit to results of operations of P. 607,676 (P.1,400,171 in 2008), which was recognized in the statement of income under the caption “Other expenses, net.”

At December 31, 2009 and 2008, the Company recognized deferred employee profit sharing on the following temporary items:

	2009		2008
Deferred employee profit sharing assets:
Allowance for bad debts and slow-moving inventories	P.	310,287	P.	210,874
Advance billings		147,750		184,219
Accrued liabilities		515,522		372,944
Exchange loss on debt		347,123		409,247

		1,320,682		1,177,284

Deferred employee profit sharing liabilities:
Fixed assets		(3,437,606)		(3,842,874)
Inventories		(4,881)		(9,139)
Licenses		(44,852)		(49,900)
Labor obligations		(1,609,552)		(1,538,794)
Prepaid expenses		(86,043)		(167,311)
Derivative financial instruments		(91,884)		(419,172)

		(5,274,818)		(6,027,190)

Deferred employee profit sharing liability, net	P.	(3,954,136)	P.	(4,849,906)

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

11. Foreign Currency Position

At December 31, 2009 and 2008, the Company had the following foreign currency denominated assets and liabilities:

	Foreign currency in millions
	2009	Exchange rate at December 31, 2009	2008	Exchange rate at December 31, 2008
Assets:
U.S. dollar	669	P. 13.06	183	P. 13.54
Liabilities:
U.S. dollar	5,205	13.06	6,235	13.54
Japanese yen	19,891	0.14	19,891	0.15
Euro	13	18.74	14	19.14

At March 23, 2010, the applicable exchange rates are as follows:

Foreign currency	Exchange rate
U.S. dollar	P. 12.58
Japanese yen	0.14
Euro	17.02

12. Commitments and Contingencies

Commitments

At December 31, 2009, TELMEX has non-cancelable commitments for the purchase of equipment of P.3,372,975 (P.4,520,320 in 2008), which include P.977,637 (P.798,792 in 2008) for non-cancelable commitments with related parties. Payments made under the related purchase agreements aggregated to P.2,858,996 in 2009 (P.3,173,710 in 2008 and P.4,169,109 in 2007).

Contingencies

a) In November 2005, COFETEL issued the guidelines for making changes to local service areas. In April 2006, Teléfonos de México, S.A.B. de C.V. contested the guidelines to modify local service areas via an administrative proceeding that was discarded by the Communications Ministry, and at present it is being litigated before the Third Metropolitan Regional Federal Court of Justice for Tax and Administrative Matters.

In the interim, pursuant to the aforementioned guidelines COFETEL has ordered the consolidation of a package of 70 local service areas and a package of 2 local service areas in March 2007, another package of 125 local service areas in September 2008 and finally the consolidation of 1 local service area in December 2008, each with its own schedule. Teléfonos de México, S.A.B. de C.V. challenged COFETEL’s orders through applicable legal procedures.

In November 2009, a resolution of a Federal Court nullified the consolidation of local service areas ordered by COFETEL.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

If the guidelines resolution becomes effective, COFETEL may start again procedures to consolidate local service areas.

If such consolidation is implemented, it may have an adverse impact on the Company’s long distance revenues.

The Company believes, based on the advice of external lawyers who are handling this matter, that although the Company’s arguments are well-founded, there is no certainty that Teléfonos de México, S.A.B. de C.V. will obtain favorable results.

b) Between November 2007 and February 2008, the Federal Commission of Economic Competition (COFECO) initiated seven inquiries to determine whether Teléfonos de México, S.A.B. de C.V. has substantial control or engages in monopolistic practices in certain markets.

Preliminary resolutions in four of these inquiries have been issued, in which COFECO has determined that Teléfonos de México, S.A.B. de C.V. has substantial control in the following markets: (i) termination of public switched traffic; (ii) origination of public switched traffic; (iii) local transit services; and (iv) leasing of lines or circuits. Teléfonos de México, S.A.B. de C.V. expressed its disagreement with the proceedings, contested the preliminary resolutions and submitted evidence against them.

In the four inquiries indicated above, COFECO has already confirmed its resolutions, and Teléfonos de México, S.A.B. de C.V. filed the corresponding recourses, which COFECO denied. Against these resolutions, Teléfonos de México, S.A.B. de C.V. filed for constitutional protection (“amparo”) which is still pending. If these resolutions prevail, COFETEL could impose specific obligations on tariffs, quality of service and information in these markets.

In the three remaining proceedings, COFECO is investigating to determine if Teléfonos de México, S.A.B. de C.V. engaged in monopolistic practices in the following markets: (i) broad-band Internet market for domestic residential customers; (ii) fixed-network interconnection services markets; and (iii) inter-urban transport for switched long distance traffic services market. These proceedings are currently in the stage of requesting information.

Notwithstanding the fact that the arguments of Teléfonos de México, S.A.B. de C.V. are considered to be well founded, the Company’s external lawyers handling the above-mentioned cases consider that there is no certainty that the Company will obtain favorable results.

c) The Mexican Social Security Institute (IMSS) audited Teléfonos de México, S.A.B. de C.V. for the period from 1997 to 2001. As a result of the audit, IMSS determined that Teléfonos de México, S.A.B. de C.V. owed approximately P. 330,000 (historical amount) as of July 2, 2003 in past due obligations, fines, surcharges, re-expression for inflation and interest. Teléfonos de México, S.A.B. de C.V. filed an appeal to nullify these findings and related assessment with the Federal Court of Justice for Tax and Administrative Matters. In accordance with Mexican law, by means of a trust fund established with a banking institution, the Company guaranteed payment of the tax assessment in the amount of P. 568,869 through July 19, 2010. The regional metropolitan court declared the resolution to be null, but the administrative authorities filed an appeal. In October 2009, Teléfonos de México, S.A.B. de C.V. obtained favorable results through a final resolution that nullifies the schedule of rate payments; therefore the Company commenced proceedings to liquidate the trust fund that was guaranteeing the payment of this contingency, which was finalized on January 22, 2010, at which time the Company recognized the gain on settlement of this contingency.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

On January 22, 2010, Teléfonos de México, S.A.B. de C.V. was entitled to a refund equivalent to the amount set up as guaranteed payment.

Since tax credits did not take effect and Teléfonos de México, S.A.B. de C.V. obtained reimbursement for the guaranteed payment, this matter was resolved and concluded with favorable results.

d) In accordance with Mexican law, Teléfonos de México, S.A.B. de C.V. shall be severally liable for all of the obligations transferred to Telmex Internacional, S.A.B. de C.V. as a result of the split-up, for a three-year period, with respect to the terms of the split-up agreement approved by the stockholders of Teléfonos de México, S.A.B. de C.V. on December 21, 2007. This responsibility, however, does not apply to obligations with those creditors who have given their express consent relieving Teléfonos de México, S.A.B. de C.V. from these liabilities and consenting to the split-up.

e) On February 10, 2009, COFETEL published the Fundamental Technical Interconnection and Interoperability Plan in the Official Gazette. Such plan could have a negative impact on Teléfonos de México, S.A.B. de C.V. and on the telecommunications sector in general, since it establishes additional obligations to concessionaries.

Teléfonos de México, S.A.B. de C.V. has filed for constitutional protection (“amparo”) against this plan, providing all necessary arguments to demonstrate illegality and unconstitutionality of such plan.

Notwithstanding the fact that the arguments of Teléfonos de México, S.A.B. de C.V. are considered to be well founded, the Company’s external lawyers handling the above-mentioned cases consider that there is no certainty that the Company will obtain favorable results.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

13. Related Parties

a) An analysis of balances due from/to related parties at December 31, 2009 and 2008 is provided below. All the companies are considered affiliates since TELMEX’s primary stockholders are also either direct or indirect stockholders of the related parties:

	December 31
	2009	2008
Accounts receivable:
Alestra, S. de R.L. de C.V.	P. 454,762	P. 114,625
Sercotel, S.A. de C.V.	193,316	262,732
AT&T Inc.	87,885	218,718
Anuncios en Directorios, S.A. de C.V.	27,662	28,477
Controladora de Servicios de Telecomunicaciones, S. A. de C.V.	18,235	29,628
Sears Roebuck de México, S.A. de C.V.	14,231	27,893
Sanborn Hermanos, S.A.	6,397	62,837
Banco Inbursa, S.A.	4,256	89,267
Sección Amarilla USA, L.L.C.	54	20,768
Other	87,737	120,417

	P. 894,535	P. 975,362

Accounts payable:
Radiomóvil Dipsa, S.A. de C.V.	P. 1,027,048	P. 1,000,739
Inversora Bursátil, S.A.	127,472	121,383
Eidon Software, S.A. de C.V.	103,738
Microm, S.A. de C.V.	65,349	119,631
Grupo Financiero Inbursa, S.A.B. de C.V.	50,695	46,710
Conductores Mexicanos Eléctricos y de Telecomunicaciones, S.A. de C.V.	34,161	6,538
PC Industrial, S. A. de C.V.	29,614	69,950
Carso Infraestructura y Construcción, S.A.B de C.V.	25,459	208,559
Sinergía Soluciones Integrales de Energía, S.A. de C.V.	23,629	17,283
2Wire, Inc.		190,266
Sigmatao Factory, S.A. de C.V.		27,002
Other	114,963	185,018

	P. 1,602,128	P. 1,993,079

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

b) For the years ended December 31, 2009, 2008 and 2007, the Company had the following transactions with related parties:

	2009	2008	2007
Investment and expenses:
Construction services, purchase of materials, inventories and fixed assets(1)	P. 2,163,205	P. 3,958,756	P. 3,928,422
Insurance premiums, fees for administrative and operating services, security trading and others(2)	3,318,218	3,389,572	5,106,398
Calling Party Pays interconnection fees and other telecommunication services(3)	7,944,362	9,959,288	12,976,239
Cost of termination of international calls(6)	715,780	685,100	612,594
Revenues:
Sale of materials and other services(4)	1,879,051	2,091,927	1,540,633
Sale of long distance and other telecommunications services(5)	5,727,833	6,211,439	5,844,988
Revenues from termination of international calls(6)	1,074,419	2,428,631	1,920,392

(1)	Includes P.1,591,531 in 2009 (P.2,190,819 in 2008 and P.2,824,739 in 2007) for network construction services and purchase of construction materials from subsidiaries of Grupo Carso, S.A.B. de C.V. (Carso Group), which is an entity under common control with Carso Global Telecom. Also includes P. 453,348 in 2009 (P.1,652,662 in 2008 and P.1,047,685 in 2007) for the purchase of equipment for broadband platform services from 2Wire.
(2)	Includes P.571,338 in 2009 (P.563,331 in 2008 and P.1, 216,067 in 2007) for network maintenance services from subsidiaries of Carso Group; P.714,242 in 2009 (P. 632,970 in 2008 and P.847,605 in 2007) for software services received from subsidiaries of Telmex Internacional; P.327,500 in 2009 (P.805,703 in 2008 and P.1,450,330 in 2007) for the production and distribution of white pages telephone directories and advertising in the yellow pages with subsidiaries of Telmex Internacional; P. 482,598 in 2009 (P.392,170 in 2008 and P.431,074 in 2007) for insurance premiums with Seguros Inbursa, S.A. (Seguros), which, in turn, places most of this amount in reinsurance with third parties; P. 208,942 in 2009 (P. 222,963 in 2008 and P. 188,425 in 2007) for telemarketing services with Grupo Telvista; P. 40,602 in 2009 (P. 71,668 in 2008 and P. 93,162 in 2007) for security trading fees with Inversora Bursátil, S.A. (Inversora); and P. 335,975 in 2009 (P. 243,999 in 2008 and P. 571,544 in 2007) for fees paid for administrative and operating services to AT&T Mexico, Inc. and Carso Global Telecom. Telmex Internacional, Seguros, Grupo Telvista and Inversora are entities under common control with Carso Global Telecom. AT&T Inc. is a noncontrolling stockholder of the Company.
(3)	Includes P. 7,944,083 in 2009 (P. 9,959,018 in 2008 and P. 12,810,940 in 2007) for interconnection expenses under the “Calling Party Pays” program for outgoing calls from fixed line telephones to cellular telephones paid to subsidiaries of América Móvil. América Móvil is an entity under common control with Carso Global Telecom.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

(4)	Includes P.47,462 in 2009 (P.84,654 in 2008 and P.253,095 in 2007) for the sale of materials and other services rendered to subsidiaries of Carso Group; P.230,397 in 2009 (P.206,634 in 2008 and P.335,480 in 2007) for billing and collection services rendered to subsidiaries of Grupo Financiero Inbursa, S.A.B. de C.V. (Inbursa); P.301,440 in 2009 (P.753,600 in 2008) for the use and updating of the telephone directory customer database, as well as P.373,648 in 2009 (P.411,956 in 2008 and P.363,529 in 2007) for billing, collection, administrative services and others rendered to subsidiaries of Telmex Internacional; and P.494,785 (P. 451,686 in 2008 and P.439,660 in 2007) for property leases and other services rendered to subsidiaries of América Móvil. Inbursa is an entity under common control with Carso Global Telecom.
(5)	Includes P.4,397,574 in 2009 (P.5,072,839 in 2008 and P.4,662,247 in 2007) for revenues invoiced to a subsidiary of América Móvil for the rental of private circuits and long distance services.
(6)	Includes costs and revenues with companies of AT&T Inc. and with subsidiaries of América Móvil and Telmex Internacional.

c)	An analysis of employee benefits granted to the Company’s key management or directors is as follows:

	2009		2008		2007
Short- and long-term direct benefits	P.	51,371	P.	41,636	P.	46,375
Post-retirement benefits		3,154		3,060		2,536

Total	P.	54,525	P.	44,696	P.	48,911

14.	Stockholders’ Equity

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

b) At December 31, 2009, capital stock is represented by 18,192 million shares issued and outstanding with no par value, representing the Company’s fixed capital (18,555 million in 2008). An analysis is as follows:

	2009		2008
8,115 million Series “AA” common shares	P.	5,569,721	P.	5,569,721
395 million Series “A” common shares (407 million in 2008)		317,792		327,734
9,682 million Series “L” shares with limited voting rights (10,033 in 2008)		3,132,787		3,241,177

Total	P.	9,020,300	P.	9,138,632

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

At December 31, 2009 and 2008, the historical value of the Company’s capital stock was P.78,545 and P.80,113, respectively.

An analysis of the changes in 2009, 2008 and 2007 is as follows:

	Capital stock (1)
	Series “AA”			Series “A”		Series “L”
	Number	Amount		Number	Amount	Number	Amount
Balance at December 31, 2006	8,115		P. 16,125,189	446	P. 1,038,553	11,642	P. 10,847,592
Cash purchase of Company’s own shares				(3)	(6,423)	(840)	(773,787)
Conversion of shares				(13)	(30,395)	13	30,395
Reduction due to the split-up of Telmex Internacional			(10,555,468)		(655,799)		(6,617,296)

Balance at December 31, 2007	8,115		5,569,721	430	345,936	10,815	3,486,904
Cash purchase of Company’s own shares				(9)	(6,934)	(796)	(256,995)
Conversion of shares				(14)	(11,268)	14	11,268

Balance at December 31, 2008	8,115		5,569,721	407	327,734	10,033	3,241,177
Cash purchase of Company’s own shares				(2)	(1,551)	(361)	(116,781)
Conversion of shares				(10)	(8,391)	10	8,391

Balance at December 31, 2009	8,115	P.	5,569,721	395	P. 317,792	9,682	P. 3,132,787

(1)	Number of shares in millions

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

Years Ended December 31, 2009 and 2008

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

At a regular stockholders’ meeting held on March 3, 2009, the stockholders approved an increase of P.10,000,000 in the total authorized nominal amount for the repurchase of the Company’s own shares. The remaining amount was P.340,868, bringing the total maximum amount to be used for this purpose to P.10,340,868.

At a regular stockholders’ meeting held on April 27, 2007, the stockholders approved an increase of P. 15,000,000 (historical) to the total authorized nominal amount for the repurchase of the Company’s own shares. The remaining amount was P.8,046,597, bringing the total maximum amount to be used for this purpose to P. 23,046,597 (historical).

In 2009, the Company acquired 361.2 million Series “L” shares for P. 4,073,625 and 1.9 million Series “A” shares for P.21,695.

In 2008, the Company acquired 796.7 million Series “L” shares for P. 12,764,130 and 8.6 million Series “A” shares for P.107,712.

In 2007, the Company acquired 839.9 million Series “L” shares for P. 15,729,975 (historical cost of P. 15,423,889) and 2.8 million Series “A” shares for P. 52,864 (historical cost of P. 51,902).

At December 31, 2009, 2008 and 2007, the Company had 14,040 (13,998 Series “L” and 42 Series “A”), 13,677 (13,637 Series “L” and 40 Series “A”) and 12,872 (12,840 Series “L” and 32 Series “A”) million treasury shares, respectively.

d) In conformity with the Mexican Corporations Act, at least 5% of net income of the year must be appropriated to increase the legal reserve. This practice must be continued each year until the legal reserve reaches at least 20% of capital stock.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

e) At December 31, 2009, Accumulated other comprehensive income items include P. 748,675 for the effect of the market valuation of swaps designated as cash flow hedges and P. 134,550 for the effect of translation of foreign entities, net of deferred taxes. At December 31, 2008, Accumulated other comprehensive income items include P. 2,615,521 for the effect of the market valuation of swaps designated as cash flow hedges, net of deferred taxes, and P. 201,104 for the effect of translation of foreign entities.

f) At a regular meeting held on April 28, 2009, the stockholders agreed to declare a cash dividend of P. 0.46 per outstanding share, to be paid in four installments of P. 0.1150 each in June, September and December 2009 and in March 2010. In March 2009, the Company paid the fourth installment of P. 0.10 per outstanding share, which was authorized at the regular meeting held on April 25, 2008. At a regular meeting held on December 1, 2009, the stockholders agreed to declare an extraordinary cash dividend of P. 0.40 per outstanding share, to be paid in a single payment beginning on December 17, 2009.

At a regular meeting held on April 25, 2008, the stockholders agreed to declare a cash dividend of P. 0.40 per outstanding share, to be paid in four installments of P. 0.10 each in June, September and December 2008 and in March 2009. In March 2008, the Company paid the fourth installment of P. 0.1125 per outstanding share, which was authorized at the regular meeting held on April 27, 2007.

At a regular meeting held on April 27, 2007, the stockholders agreed to declare a cash dividend of P. 0.45 per outstanding share, to be paid in four installments of P. 0.1125 each in June, September and December 2007 and in March 2008. In March 2007, the Company paid the fourth installment of P. 0.1025 per outstanding share, which was authorized at the regular meeting held on April 27, 2006.

The cash dividends paid in 2009, 2008 and 2007 were P. 15,093,082, P. 7,609,477 and P. 8,630,024, respectively.

15. Income Tax and Flat-Rate Business Tax

a) Through December 31, 2009 the corporate income tax rate was 28%. Under the Mexican Tax Reform Law approved on December 7, 2009, the corporate income tax rate will be increased from 28% to 30% for the period from January 1, 2010 through December 31, 2012, and will be scaled back to 29% in 2013, and to 28% in 2014 and future years.

b) Beginning January 1, 2007, asset tax was payable at 1.25% of the average value of most assets. Asset tax for the year ended December 31, 2007 was P. 1,838,181. Such amount was remitted through the crediting of income tax paid in such year. As of January 1, 2008, the Asset Tax Law was abolished.

c) On October 1, 2007, the Flat-Rate Business Tax (FRBT) Law was published and became effective as of January 1, 2008.

Beginning January 1, 2008, the FRBT is computed by applying the applicable rate to income determined on the basis of cash flows, which is determined by deducting authorized deductions from all income collected from those activities that are subject to the tax. As established under the Law, certain FRBT credits also may be deducted from the FRBT payable. Under the Law’s transitory provisions, the FRBT rate is 16.5% in 2008, 17% in 2009 and 17.5% in 2010 and succeeding years.

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

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

FRBT creditable concepts result mainly from the negative FRBT base to be amortized, salary and social security contribution credits, and credits arising from the deduction of certain assets, such as inventories and fixed assets, during the transition period as of the date on which the FRBT became effective.

FRBT is payable only to the extent it exceeds income tax for the same period. To determine FRBT payable, income tax paid in a given period is first subtracted from the FRBT of the same period.

For the years ended December 31, 2009 and 2008, the Company had no FRBT payable and, based on its tax projections, estimates that it will not be subject to the payment of FRBT in subsequent years.

d) An analysis of the income tax provision is as follows:

	2009		2008		2007
Current year income tax	P.	9,560,860	P.	10,606,003	P.	10,411,963
Deferred tax		(1,075,338)		(1,014,344)		1,206,747

Total	P.	8,485,522	P.	9,591,659	P.	11,618,710

A reconciliation of the statutory income tax rate to the effective rate recognized for financial reporting purposes is as follows:

	2009%	2008%	2007%
Statutory income tax rate	28.0	28.0	28.0
Depreciation	(0.9)	(3.9)
Social security benefits	1.2	1.1	1.1
Monetary gain	2.6	6.0	0.3
Tax benefits	(0.2)
Other	(1.4)	1.0	(0.7)

Effective income tax rate	29.3	32.2	28.7

At December 31, 2009 and 2008, the Company recognized deferred income taxes on the following temporary differences:

	2009	2008
Deferred tax assets:
Allowance for bad debts and slow-moving inventories	P. 877,847	P. 599,582
Tax loss carryforwards	87,365	75,394
Advance billings	435,521	529,417
Accrued liabilities	1,492,471	1,084,274
Employee profit sharing	1,728,654	2,071,573

	4,621,858	4,360,240

Deferred tax liabilities:
Fixed assets	(14,357,100)	(15,386,755)
Inventories	(13,667)	(25,589)
Licenses	(118,903)	(132,936)
Labor obligations	(4,566,155)	(4,304,012)
Prepaid expenses	(300,552)	(189,628)
Derivative financial instruments	(272,538)	(1,129,711)
Effect of translation of foreign entities	(53,001)

	(19,681,916)	(21,168,631)

Deferred tax liability, net	P. (15,060,058)	P. (16,808,391)

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

e) At December 31, 2009, the balance of the re-expressed contributed capital account (CUCA) and the net tax profit account (CUFIN) was P. 11,491,546 and P. 12,912,070, respectively. These amounts correspond to Teléfonos de México, S.A.B. de C.V. on an individual basis.

16. Segments

Subsequent to the split-up described in Note 2, TELMEX primarily operates in two segments: local and long distance telephone service. The local telephone service segment corresponds principally to local fixed-line wired service, including interconnection service. The long distance service segment includes domestic and international service. Other segments include long distance calls made from public and rural telephones, data services and other services. Additional information related to the Company’s operations is provided in Note 1. The following summary shows the most important segment information, which has been prepared on a consistent basis:

	(Amounts in millions of Mexican pesos)
	Local service		Long distance		Other segments		Adjustments		Consolidated total
December 31, 2009
Revenues:
External revenues	P.	65,158	P.	22,543	P.	31,399			P. 119,100
Intersegment revenues		11,722				929	P.	(12,651)
Depreciation and amortization		9,818		1,788		6,345			17,951
Operating income		17,846		2,537		13,981			34,364
Segment assets		260,597		35,094		108,995			404,686

December 31, 2008
Revenues:
External revenues	P.	70,801	P.	27,454	P.	25,850			P. 124,105
Intersegment revenues		10,600				993	P.	(11,593)
Depreciation and amortization		11,260		2,211		4,462			17,933
Operating income		19,552		6,169		14,022			39,743
Segment assets		284,502		53,932		63,321			401,755

December 31, 2007
Revenues:
External revenues	P.	76,151	P.	31,032	P.	23,585			P. 130,768
Intersegment revenues		10,438				1,096	P.	(11,534)
Depreciation and amortization		11,901		2,331		4,193			18,425
Operating income		23,233		8,695		11,956			43,884
Segment assets		283,463		53,766		54,852			392,081

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

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

17. Differences between Mexican FRS and U.S. GAAP

The Company’s consolidated financial statements are prepared in accordance with Mexican Financial Reporting Standards (“Mexican FRS”), which differ in certain respects from accounting principles generally accepted in the United States (“U.S. GAAP”).

As described in Note 1 II b, effective January 1, 2008, the Company ceased to recognize the effects of inflation on its financial statements as required by Mexican FRS B-10. However, as required by such standard, the financial statement amounts that were previously reported remained unchanged, and the inflation adjustments previously recognized have been maintained in their corresponding caption. This new standard requires that the re-expressed amounts of non-monetary assets as reported at December 31, 2007 become the carrying amounts for those assets effective January 1, 2008. The carrying amounts affected the 2008 and 2009 net income and will also affect net income in future periods. For example, depreciation expense after the adoption of Mexican FRS B-10 is based on carrying amounts of fixed assets that include inflation adjustments recorded prior to the adoption of Mexican FRS B-10.

The Mexican and U.S. GAAP amounts included in this Note, as they relate to the years ended December 31, 2009 and 2008, are presented in the carrying amounts as required by Mexican FRS B-10, and the effects of inflation that were recorded prior to 2008 have not been reversed in the reconciliations to U.S. GAAP.

Through December 31, 2007, the consolidated financial statements prepared under Mexican FRS included the effect of inflation as provided by Bulletin B-10, and, in the case of the discontinued operations, the effects of inflation were included as provided by Bulletin B-15.

The Mexican and U.S. GAAP amounts, included throughout Note 17 for the year ended December 31 2007, are presented in constant Mexican pesos as of December 31, 2007. The reconciliation to U.S. GAAP for the year ended December 31, 2007, does not include the reversal of the adjustments to the financial statements for the effects of inflation required under Mexican FRS (Bulletin B-10), because the application of Bulletin B-10 represented a comprehensive measure of the effects of price level changes in the Mexican economy as permitted by the SEC.

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

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

Cash flow information:

As described in Note 1, the Company adopted Mexican FRS B-2 Statement of cash flows on January 1, 2008. The cash flow statements as prepared under Mexican FRS for the years ended December 31, 2009 and 2008, comply with IAS 7, Statement of Cash Flows, as issued by the International Accounting Standards Board, and thus, no reconciliation was needed.

As described in Note 1, for the year ended December 31, 2007 the financial statements under Mexican FRS, include the presentation of the statement of changes in financial position as provided for under Bulletin B-12. The changes in the consolidated financial statement balances included in this statement constitute resources provided by and used in operating, financing and investing activities stated in constant pesos (including monetary and foreign exchange gains and losses).

Statement of Financial Accounting Standards No. 95, Statement of Cash Flows (codified into ASC Topic 230, Statement of Cash Flows) does not provide guidance with respect to inflation adjusted financial statements. For 2007, in accordance with Mexican FRS, the changes in current and long-term debt due to re-expression into constant pesos, including the effect of exchange differences, is presented in the statement of changes in financial position in the financing activities section. Also, under U.S. GAAP non-cash investing activities are not reported in the statement of cash flows; whereas the statement of changes in financial position prepared under Mexican FRS, non-cash transactions that affect the financial structure of an entity must be presented separately. In addition, cash flows related to discontinued operations are presented in various categories whereas under Mexican FRS they are presented as a net item.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

If the monetary gain and the exchange gain or loss related to the debt reported in the year ended December 31, 2007, were treated as components of operating activities, summarized consolidated statement of cash flows derived from information prepared in accordance with U.S. GAAP would be as follows:

	Year ended December 31, 2007
Cash flows from operating activities:
Net income under U.S.GAAP	P.	35,833,144
Income from discontinued operations under U.S. GAAP		6,848,291

Income from continuing operations under U.S. GAAP		28,984,853

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation		19,759,421
Amortization		134,492
Amortization of deferred charges and other		949,862
Effect of exchange rate differences on debt		234,465
Monetary gain, net		(3,056,539)
Deferred taxes		956,606
Equity interest in net loss (income) of affiliates		(17,245)
Net periodic cost of labor obligations		3,716,277
Marketable securities		2,151,503
Change in operating assets and liabilities		(4,920,703)

Total adjustments		19,908,139

Net cash provided by operating activities of continuing operations		48,892,992

Cash flows from investing activities:
Investment in plant, property and equipment and inventories		(13,439,657)
Net cash contributed to split-up subsidiary		(14,077,287)
Other investments		(239,005)

Net cash used in investing activities of continuing operations		(27,755,949)

Cash flows from financing activities:
New loans		14,930,842
Repayment of loans		(10,750,844)
Repurchase of Company’s own shares and cash dividends paid		(24,602,913)

Net cash used in financing activities of continuing operations		(20,422,915)

Effect of inflation accounting on cash and cash equivalents		(789,336)

Net changes in cash and cash equivalents of discontinued operations		(5,992,792)
Net decrease in cash and cash equivalents		(6,068,000)
Cash and cash equivalents at beginning of year		10,765,752

Cash and cash equivalents at end of year	P.	4,697,752

Supplemental disclosure of cash flow information:
Interest paid	P.	6,438,212
Income tax paid		10,501,615
Employee profit sharing paid		2,954,488

Cash flows from sales of trading securities were P. 2,232,020 in 2007.

Noncash transactions related to investment in plant, property and equipment for the years ended December 31, 2009, 2008 and 2007 were P. 801,187, P. 2,147,017 and P. 3,886,940, respectively.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

Capitalized interest:

Under U.S. GAAP, interest on borrowings in foreign currencies or comprehensive cost of financing incurred during the construction period must be considered as an additional cost of constructed assets to be capitalized in plant, property and equipment and depreciated over the lives of the related assets. The amount of the capitalized comprehensive cost of financing for U.S. GAAP purposes was determined by applying the weighted-average rate of interest of financing.

Starting January 1, 2007, although the Company adopted the policy of capitalizing the comprehensive result of financing on assets under construction, as a result of the adoption of Mexican FRS D-6, the Company did not capitalize any comprehensive result of financing since the Company has not had any significant qualifying assets with prolonged acquisition periods. For the years 2009, 2008 and 2007, the Company did not capitalize any interest under U.S. GAAP. The reconciling items show the depreciation of capitalized interest in prior years.

Valuation of inventories and plant, property and equipment:

As previously discussed in Note 1.II.i, through December 31, 2007, the re-expression of plant, property and equipment was based on the rate of inflation in the respective country of origin. This method is not acceptable for U.S. GAAP purposes; consequently, the difference between this method and the re-expression of inventories and plant, property and equipment based on the NCPI was taken to the U.S. GAAP reconciliations subsequently presented.

As a result of this comparison, inventories, plant, property and equipment and stockholders' equity increased by P.1,331,167 (P.1,734,130 in 2008), and the depreciation expense for 2009 increased by P.402,963 (P.787,067 and P.1,127,069 in 2008 and 2007, respectively).

Deferred income tax and deferred employee profit sharing:

As mentioned in Note 1.II.r, under Mexican FRS, deferred income tax is determined on all differences in balance sheets accounts for financial and tax reporting purposes, using the enacted income tax rate at the balance sheet date, which is basically in conformity with Statement of Financial Accounting Standards No. 109, (“SFAS 109”), Accounting for income taxes (codified into ASC Topic 740, Income taxes), except for the treatment of deferred taxes on the effect of translation of foreign entities.

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

As described in Note 1.II.o, under Mexican FRS the Company began recognizing on January 1, 2008 deferred employee profit sharing, using the asset and liability method. Under this method, deferred employee profit sharing is computed by applying the 10% profit sharing rate to all differences between the values of all assets and liabilities for financial and tax reporting purposes, which is basically in conformity with SFAS 109 (codified into ASC Topic 740, Income taxes).

The deferred tax adjustment included in the net income and stockholders’ equity reconciliations, also includes the effect of deferred taxes on all U.S. GAAP adjustments reflected in the reconciliation between Mexican FRS and U.S. GAAP.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

The differences in the recognition of deferred income tax and deferred employee profit sharing (for purposes of this note, collectively referred to as “deferred taxes”) between Mexican FRS and U.S. GAAP for purposes of the income statement were as follows:

2007	P.	250,141
2008		(153,150)
2009		198,339

The yearly changes in the accumulated amount for deferred taxes applied to equity as a result of the difference between the indexed cost and the specific indexation factor valuation of fixed assets and inventories, primarily for operation of the telephone plant from 2007 through 2009 are the following:

2007	P.	411,402
2008		320,831
2009		(145,116)

In 2007, monetary gain of P.15,064, respectively, on the deferred taxes balance related to the difference between the indexed cost and specific indexation cost valuation of fixed assets and inventories, primarily for operation of the telephone plant, were taken to equity, as part of the change of the year.

The yearly changes in the accumulated amount for deferred taxes applied to equity as a result of the Statement of Financial Accounting Standards No. 158 (“SFAS 158”), Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements no. 87, 88, 106 and 132(R) (codified into ASC Topic 715, Compensation—Retirement Benefits), from 2007 through 2009 are the following:

2007	P.	2,539,812
2008		10,174,718
2009		1,193,289

The related accumulated amounts at December 31, 2009 and 2008 that increased equity were P.17,609,684 and P.16,416,395, respectively.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

Significant components of deferred taxes under U.S. GAAP at December 31, 2009 and 2008 are as follows:

	2009						2008
	Income tax		Employee profit sharing		Total		Income tax		Employee profit sharing		Total
Deferred assets:
Allowances for bad debts and slow-moving inventories	P.	877,847	P.	310,287	P.	1,188,134	P.	599,582	P.	210,874	P.	810,456
Tax loss carryforwards		87,365				87,365		75,394				75,394
Advance billings		435,521		147,750		583,271		529,417		184,219		713,636
Accrued liabilities		1,492,471		515,522		2,007,993		1,084,274		372,943		1,457,217
Employee profit sharing		403,550				403,550		859,942				859,942
Pensions		9,370,573		3,346,606		12,717,179		8,631,195		3,082,545		11,713,740
Exchange loss on debt				347,123		347,123				409,247		409,247

Total deferred tax assets		12,667,327		4,667,288		17,334,615		11,779,804		4,259,828		16,039,632

Deferred liabilities:
Fixed assets		(14,746,460)		(3,574,360)		(18,320,820)		(15,813,293)		(4,028,230)		(19,841,523)
Inventories		(13,667)		(4,881)		(18,548)		(25,589)		(9,139)		(34,728)
Capitalized interest or net financing cost		(231,667)		(82,738)		(314,405)		(304,437)		(108,728)		(413,165)
Licenses		(115,533)		(44,852)		(160,385)		(132,937)		(49,900)		(182,837)
Prepaid expenses		(315,546)		(90,195)		(405,741)		(189,629)		(167,311)		(356,940)
Financial instruments		(272,538)		(91,884)		(364,422)		(1,129,711)		(419,172)		(1,548,883)

Total deferred tax liabilities		(15,695,411)		(3,888,910)		(19,584,321)		(17,595,596)		(4,782,480)		(22,378,076)

Net deferred (liabilities) assets	P.	(3,028,084)	P.	778,378	P.	(2,249,706)	P.	(5,815,792)	P.	(522,652)	P.	(6,338,444)

For Mexican FRS purposes, as discussed in Note 15, the deferred income tax liabilities recognized for the Mexican operations amounted to P.15,060,058 and P.16,808,391 at December 31, 2009 and 2008, respectively. Also as discussed in Note 10.c, for Mexican FRS purposes the deferred employee profit sharing liability recognized amounted to P.3,954,136 and P.4,849,906 at December 31, 2009 and 2008.

Under U.S. GAAP deferred tax assets and liabilities are classified as current or noncurrent, based on the classification of the asset or liability that originated it. A deferred tax asset or liability that is not related to an asset or liability for financial reporting purposes, including deferred tax assets related to carryforwards, is classified in accordance to its expected reversal date. For a particular tax-paying component and within a particular tax jurisdiction, (a) all current deferred tax assets and liabilities are offset and presented as a single amount and (b) all noncurrent deferred tax assets and liabilities are offset and presented as a single amount. However, deferred tax assets and liabilities attributable to different tax-paying components of the enterprise or to different tax jurisdictions are not offset.

Under Mexican FRS deferred tax assets and liabilities are classified as noncurrent and are presented in one net amount in the balance sheet. The consolidated amounts of deferred taxes are not offset if they do not belong to the same taxable entity and to the same taxation authority.

Income taxes on unremitted foreign earnings

        Under US GAAP, deferred tax consequences on unremitted foreign earnings that are considered to be permanently invested are not recognized. Therefore, the Company has eliminated the deferred tax consequences on the effect of translation of its foreign operations in the reconciliation of stockholders’ equity between Mexican FRS and US GAAP. In the event that the Company repatriated these earnings, incremental taxes may be incurred. The Company has determined that it is not practicable to determine the amount of these incremental taxes.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

Employee benefit obligation:

In 2009, 2008 and 2007, pension and seniority premium plans expense under U.S. GAAP totaled P. 5,207,736, P. 3,812,903 and P. 3,724,963, respectively. The components of these employee benefit obligations calculated in accordance with the provisions of Statement of Financial Accounting Standards No. 87 (“SFAS No. 87”), Employers' Accounting for Pensions (codified into ASC Topic 715, Compensation—Retirement Benefits), consist of the following:

	December 31,
	2009		2008		2007
Labor cost	P.	4,431,755	P.	4,333,194	P.	3,672,437
Financial cost on defined benefit obligation		15,861,542		14,344,072		9,013,577
Expected return on plan assets		(17,524,795)		(15,571,525)		(9,585,397)
Amortization of unrecognized net transition obligation and prior service cost		34,766		624,355		624,346
Amortization of unrecognized losses		2,404,468		82,807

Net periodic cost under U.S. GAAP		5,207,736		3,812,903		3,724,963
Net periodic cost under Mexican FRS		5,021,791		4,652,124		4,495,766

Cost increase (reduction) under U.S. GAAP	P.	185,945	P.	(839,221)	P.	(770,803)

The amounts reconciled in net income, represent the effect generated by the assumptions used during the first application on the adoption of the pension and seniority premium accounting rules when they became effective for U.S. GAAP and Mexican FRS purposes, which were in different years.

In determining the various economic assumptions used in the computation, the Company estimates specific rates for each of the next 12 years and assumes a constant ultimate rate for each year thereafter. Each economic assumption is evaluated annually and revised as necessary. Assumptions used in the computation of the net cost under U.S. GAAP for each of the years presented in the above table are equal to those used in the determination of employee benefit obligations disclosed in Note 10. The expected rates of annual return on plan assets used for the computation of the net cost under Mexican FRS and U.S. GAAP, for each of the years presented in the above table were 12% (nominal), 10% (nominal) and 6.82% (real) for 2009, 2008 and 2007, respectively.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

Plan assets:

The weighted average asset actual allocation of plan assets by asset category is as follows:

	Percentage of plan assets at December 31,
	2009	2008
Debt securities:
Mexican Government	40.4%	40.5%
Mexican companies	5.5%	5.4%
Equity securities:
Mexican companies	46.9%	47.4%
U.S. companies	5.8%	5.9%
Cash	1.4%	0.8%

Total	100.0%	100.0%

The asset allocation of plan assets at December 31, 2009 and 2008 and the target allocation for 2010 by asset category are as follows:

	Target allocation 2010	2009	2008
Fixed-income securities	40-50%	45.9%	45.9%
Variable-income securities	50-60%	54.1%	54.1%

The target asset allocations reflect the Company’s investment strategy of maximizing the rate of return on plan assets and the resulting funded status, within an appropriate level of risk.

As of December 31, 2009, securities held by the plan included 242.5 million shares of TELMEX (255.8 million shares in 2008) and 1,741.7 million shares of related parties (1,962.1 million shares in 2008), with a fair value of P.2,653,441 (P.3,671,083 in 2008) and P.66,182,240 (P.58,031,339 in 2008), respectively. In 2009, the plan purchased 20.8 million shares of related parties (58.2 million shares in 2008) and sold 241.2 million shares of related parties (48.7 million shares in 2008). In June 2008, the plan received 330.0 million shares of Telmex Internacional as a result of the split-up. In 2009, the plan purchased 2.8 million shares of TELMEX (3.2 million shares in 2008) and sold 16.1 million shares of TELMEX (77.3 million shares in 2008). Dividends received by the plan in 2009 were P.925,224 (P.1,410,407 in 2008) from TELMEX and related parties.

As of December 31, 2009, securities held by the plan also included P.943,080 (notional amount) of TELMEX debt securities (P.351,363 in 2008) and P.2,296,338 (notional amount) of related parties’ debt securities (P.19,035,338 in 2008), with a fair value of P.943,049 (P.401,661 in 2008) and P.2,345,667 (P.19,117,287 in 2008), respectively. In 2009, the plan purchased P.975,694,551 (P.772,189,159 in 2008) and sold P.992,728,118 (P.566,118,492 in 2008) of related parties’ debt securities, and purchased P.19,488,270 (P.28,385,642 in 2008) and sold P.18,963,254 (P.28,394,746 in 2008) of TELMEX debt securities. Interest income recognized by the plan in 2009 was P.16,559 (P.8,509 in 2008) on TELMEX securities and P. 44,877 (P.64,340 in 2008) on related parties securities.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

The table below presents the fair value hierarchy of our plan assets as of December 31, 2009.

There are three broad levels to the fair value hierarchy of inputs to fair value (Level 1 being the highest priority and Level 3 being the lowest priority):

•	Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets;

•	Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly; and

•	Level 3: Unobservable inputs (e.g., a reporting entity’s own data).

	Level 1		Level 2	Level 3	Total
Debt securities:
Mexican Government	P.	66,222,252			P.	66,222,252
Mexican companies		9,067,750				9,067,750
Equity securities:
Mexican companies		76,967,926				76,967,926
U.S. companies		9,433,782				9,433,782
Cash and cash equivalents		2,303,665				2,303,665

Established fund	P.	163,995,375			P.	163,995,375

Expected cash flows for the pension and seniority premiums plans are as follows:

Expected contributions to trust fund:
2010	P.	6,444,125

Expected benefit payments:
2010	P.	8,564,987
2011		8,943,225
2012		9,482,631
2013		10,236,722
2014		10,913,578
2015-2019		66,114,567

Total	P.	114,255,710

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

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

The unrecognized net transition obligation under SFAS No. 87 (codified into ASC Topic 715, Compensation—Retirement Benefits) of P. 7,074 924 at January 1, 1997, was amortized over the average future working lifetime of the employee group, being 2008 the last year of the amortization period. The portion of the unrecognized net (loss) gain that exceeds 10% of the greater of defined benefit obligation or plan assets will also be recognized over 12 years.

In 1995, consistent with the deferral of the unrecognized net (loss) gain, TELMEX included in income of such year an amount of P. 828,628 as monetary gain on the unfunded liability and deferred P. 4,362,666, which represented the difference between the amount credited to income and the full monetary gain on the unfunded liability. For 1996, the Company did not defer the monetary gain for such year, as the rates used in the actuarial study were similar to actual inflation for 1996, and amortized P. 228,411 of the monetary gain deferred in 1995. The monetary gain deferred in 1995 was being amortized over 12 years. In 2007 the Company amortized P. 375,845, on the monetary gain deferred in 1995.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

SFAS 158 (codified into ASC Topic 715, Compensation—Retirement Benefits) requires (1) recognition on the balance sheet of an asset for a defined benefit plan’s overfunded status or a liability for a plan’s underfunded status, (2) measurement of a defined benefit plan’s assets and its obligations that determine its funded status as of the end of the employer’s fiscal year, and (3) recognition of the changes in the funded status of a defined benefit postretirement plan as a component of other comprehensive income in the year the changes occur.

The components of the plan funded status that are reflected in the consolidated statement of financial position as of December 31, 2009 and 2008 are as follows:

	2009		2008
Fair value of plan assets	P.	163,995,375	P.	145,475,893
Defined benefit obligation		197,332,833		176,182,835

Under funded status	P.	(33,337,458)	P.	(30,706,942)

Amounts recognized in other accumulated comprehensive income consist of the following:

	2009		2008
Unrecognized actuarial loss	P.	49,896,696	P.	46,471,902
Unrecognized prior service cost and changes in the plan		130,819		165,587

Total	P.	50,027,515	P.	46,637,489

Through December 31, 2007, for Mexican FRS reporting purposes, labor obligations were accounted for under rules similar to SFAS 87, 88 and 112, (other than assumptions used during its first application) prior to its amendment by SFAS 158 (codified into ASC Topic 715, Compensation—Retirement Benefits), thereby constituting a difference with U.S. GAAP. Effective January 1, 2008, labor obligations are reported based on Mexican FRS D-3, Employee benefits, which requires the recognition on the balance sheet of a net projected liability or a net projected asset (see Note 10), where unamortized items are included in the determination of the net projected liability or net projected asset whereas under U.S. GAAP unamortized items are presented in accumulated other comprehensive income.

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

Effective January 1, 2008, and as a result of adopting Mexican FRS B-10, Effects of inflation, the Company ceased recognizing the effects of inflation in its financial statements and considered the re-expressed amounts of all non-monetary items as its carrying basis as of January 1, 2008. The Company has not reconciled the inflation adjustments still included in its non-monetary items, with one exception for the adjustments in the valuation of plant, property and equipment and depreciation expense, previously mentioned in this Note.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

Penalties and interest:

Under Mexican FRS penalties and interest on tax settlements are presented as other income (expense), net; whereas under U.S. GAAP, such gains are presented in interest income (expense). The Company does not have penalties or interest on tax settlements in 2009, 2008 and 2007.

Noncontrolling interest:

In conformity with Mexican FRS, noncontrolling interest is not added back in the Company’s income statement, also it is included as a component of stockholders’ equity and presented immediately after the caption total controlling interest of stockholders’ equity. Noncontrolling interest in net income is not eliminated from net income.

For U.S. GAAP purposes, beginning on January 1, 2009, amendments to ASC 810 Consolidation (formerly FAS 160 Non-controlling Interests in Consolidated Financial Statements—an amendment of ARB 51) state that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements, and requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontolling interest. These requirements must be applied prospectively as of the beginning of the fiscal year in which this statement is initially applied, except for the presentation and disclosure requirements, which must be applied retrospectively for all periods presented.

Accounting for uncertainty in income taxes:

The Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (FIN 48) as of January 1, 2007 (codified into ASC Topic 740, Income Taxes).

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

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

The adoption of FIN 48 (codified into ASC Topic 740, Income Taxes) did not have any impact on the Company’s financial statements and did not result in a cumulative adjustment to retained earnings at adoption. As of December 31, 2009 and 2008, there are no uncertain tax positions not more likely than not to be sustained.

Fair value measurements:

On January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”) (codified into ASC Topic 820, Fair Value Measurement and Disclosures), which establishes a framework for measuring fair value providing a consistent definition of fair value that focuses on exit price and prioritizes, within a measurement of fair value, the use of market based inputs over company specific inputs. ASC 820 expands the disclosure requirements and establishes a three-level hierarchy for fair value measurements on the observable inputs to the valuation of an asset or liability at the measurement date. ASC 820 requires companies to consider their own nonperformance risk when measuring liabilities carried at fair value, including derivative instruments. ASC 820 was effective on January 1, 2008 for all financial assets and liabilities and for non-financial assets and liabilities recognized or disclosed at fair value on a recurring basis (at least annually). For all other assets and liabilities, this statement was effective on January 1, 2009. The adoption of ASC 820 in 2009 and 2008 did not have a material impact on the Company’s consolidated financial statements.

Statement of Financial Accounting Standards No 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”), (codified into ASC Topic 825, Financial Instruments) allows entities to voluntarily choose to measure certain financial assets and liabilities at fair value (fair value option). The fair value option may be elected on an instrument by instrument basis and is irrevocable, unless a new election date occurs. If the fair value option is elected for an instrument, ASC 825 specifies that the unrealized gains and losses for that instrument be reported in earnings at each subsequent reporting date. ASC 825 was effective for TELMEX on January 1, 2008. The Company did not elect to adopt fair value option to any of its outstanding instruments; therefore, it did not have any impact on its consolidated financial statements.

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

The following table provides a summary of significant assets and liabilities at December 31, 2009 and 2008 that are measured at fair value on a recurring basis:

	Fair Value Measurement
	Level 1	Level 2		Level 3	Total
December 31, 2009
Assets
Derivative financial instruments		P.	11,496,359		P.	11,496,359
Liabilities
Derivative financial instruments			119,719			119,719

December 31, 2008
Assets
Derivative financial instruments		P.	20,418,889		P.	20,418,889

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

Valuation Methods:

Derivatives: The fair value of derivative financial instruments is based on quoted market prices supported by confirmations from the financial institutions with which the Company has entered into the related agreements. The Company’s policy is to verify such fair values against valuations provided by an independent valuation agent contracted by the Company. This valuation agent applying technical models uses the present value of expected cash flows based on observable market interest rate curves (cross currency mid swaps, IRS discount and Libor) commensurate with the term of each instrument. For currency derivatives, the Company’s approach is to use forward contract employing market observable inputs, such as spot currency rates and time value. Since the Company primarily uses observable inputs in its valuation of its derivative assets and liabilities, they are considered Level 2.

In accordance with Statement of Financial Accounting Standards No. 107 (“SFAS 107”), Disclosures about fair value of financial instruments (codified into ASC Topic 825, Financial Instruments), under U.S. GAAP it is necessary to provide information about the fair value of certain financial instruments for which it is practicable to estimate that value. The carrying amounts of cash and short-term investments, accounts receivable and accounts payable and accrued liabilities approximate fair values due to the short maturity of these instruments.

The fair value of total debt is estimated using discounted cash flow analyses based on current borrowing rates offered to the Company for debt of the same remaining maturities and the market value for the senior notes at December 31, 2009 and 2008. Since the Company primarily uses observable inputs in its valuation of its debt, they are considered Level 2 and the Company uses quoted prices in active markets in its valuation of senior notes and domestic senior notes considered Level 1. As of December 31, 2009, the carrying value of total debt is P.102,874,348 (P.107,055,447 at December 31, 2008) and the fair value is P.101,060,180 (P.100,987,999 at December 31, 2008).

Related parties

At December 31, 2009 and 2008, Recoverable taxes in Note 3 includes P. 1,123,429 and P. 686,877, respectively, with Carso Global Telecom related with the tax consolidation, which correspond to the balance of monthly payments on account of the consolidated annual tax.

A summary of the most significant new pronouncements in U.S. GAAP that became effective in 2009 or after and may apply to the Company is as follows:

Accounting Standards Codification

On July 1, 2009, FASB Accounting Standards Codification (ASC) became the sole source of authoritative GAAP recognized by the Financial Accounting Standards Board (FASB) to be applied by nongovernmental entities for financial statements issued for interim and annual periods ending after September 15, 2009. ASC did not change GAAP, but rather combined the sources of GAAP and the framework for selecting among those sources into a single source. Accordingly, the adoption of ASC had no impact on the Company´s financial statements.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

Amendments to ASC 855, Subsequent Events (formerly FAS 165, Subsequent Events)

In May 2009, the FASB issued guidance now codified as FASB ASC Topic 855, Subsequent Events ASC 855. This guidance establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The new guidance under ASC 855 is effective for interim or annual periods ending after June 15, 2009. The adoption of ASC 855 had no impact on the Company´s financial statements.

EITF 08-1 Revenue Arrangements with Multiple Deliverables (included in ASC 605-25, Multiple-Element Arrangements)

On September 23, 2009, the FASB ratified Emerging Issues Task Force Issue No. 08-1, “Revenue Arrangements with Multiple Deliverables” (EITF 08-1). EITF 08-1 updates the current guidance pertaining to multiple-element revenue arrangements included in ASC 605-25, which originated primarily from EITF 00-21, also titled “Revenue Arrangements with Multiple Deliverables.” EITF 08-1 will be effective for annual reporting periods beginning January 1, 2011 for calendar-year entities. The Company is currently evaluating the impact of EITF 08-1 on its financial position, results of operations, cash flows, and disclosures.

Amendments to ASC 805, Business Combinations (formerly FASB Statement No. 141(R)):

In December 2007, the FASB issued Statement of Financial Accounting Standards (“FAS”) No. 141 (revised 2007), Business Combinations (“FAS 141(R)”), now codified as FASB ASC Topic 805, Business Combinations, which replaces FAS No.141, Business Combination FAS No.141. FAS 141(R) retains the underlying concepts of FAS 141 in that all business combinations are still required to be accounted for at fair value under the acquisition method of accounting, but FAS 141(R) changed the method of applying the acquisition method in a number of significant aspects.

FAS 141(R) establishes principles and requirements for how the acquirer will recognize and measure the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquisition. Also, the statement determines the recognition and measurement of goodwill acquired in the business combination or a gain from a bargain purchase, and finally, determines the disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination.

FAS 141(R) is effective on a prospective basis for all business combinations for which the acquisition date is on or after the beginning of the first annual period subsequent to December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. FAS 141(R) amends FAS 109 such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of FAS 141(R) would also apply the provisions of FAS 141(R). The adoption of this new guidance did not have any impact on the Company’s financial position or results of operations.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

Determination of the Useful Life of Intangible Assets (FSP FAS No. 142-3, codified into ASC Topic 350 Intangibles—Goodwill and Other)

In April 2008, the FASB issued FASB Staff Position FAS No. 142-3, Determination of the Useful Life of Intangible Assets (“FSP FAS No. 142-3”) codified into ASC Topic 350, Intangibles—Goodwill and Other. ASC 350 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets codified as ASC Topic 350. ASC 350 also requires expanded disclosure related to the determination of intangible asset useful lives, effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The adoption of this new guidance did not have any impact on the Company’s financial position or results of operations.

Amendments to ASC 810 Consolidation (formerly FAS 160 Non-controlling Interests in Consolidated Financial Statements—an amendment of ARB 51):

In December 2007, the FASB issued Statement of Financial Accounting Standards ("FAS") No. 160, Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB 51 (“FAS 160)") codified into ASC Topic 810 Consolidation. ASC 810 amends ARB 51 to establish new standards that govern the accounting for and reporting of (1) noncontrolling interest in partially owned consolidated subsidiaries and (2) the loss of control of subsidiaries. ASC 810 is effective on a prospective basis for all fiscal years, and interim periods within those fiscal years beginning, on or after December 15, 2008, except for the presentation and disclosure requirements, which will be applied retrospectively. The adoption of this new guidance resulted in a retrospective adjustment of the Balance Sheet. Income Statement and Stockholders’ Equity for the prior years, for presentation and disclosure purposes as follows:

	As originally issued 2008		Reclassification		As reclassified 2008
Non-controlling interest	P.	41,186	P.	(41,186)	P.	—
Stockholders’ equity		11,268,190		41,186		11,309,376
Net income		19,782,582		(25)		19,782,557

	As originally issued 2007		Reclassification		As reclassified 2007
Net income	P.	35,375,221	P.	457,923	P.	35,833,144

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

FASB Statement No. 161 Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133 (codified under ASC Topic 815, Derivatives and Hedging):

On March 19, 2008, the FASB issued Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133 (FAS 161) which is now codified under FASB ASC Topic 815, Derivatives and Hedging. ASC 815 requires enhanced disclosures for derivative instruments, including those used in hedging activities, to enable investors to better understand their effects on an entity’s financial position, financial performance and cash flows. It is effective for fiscal years and interim periods beginning after November 15, 2008. The adoption of this new guidance did not have any impact on the Company’s financial position or results of operations.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

Summary:

Net income and total stockholders’ equity, adjusted to take into account the material differences between Mexican FRS and U.S. GAAP, excluding the U.S. GAAP difference related to the split-up of Telmex Internacional, are as follows:

	Year ended December 31,
	2009	2008 Retrospectively adjusted	2007 Retrospectively adjusted
Income from continuing operations as reported under Mexican FRS	P.20,468,983	P.20,176,911	P.28,889,083
U.S. GAAP adjustments:
Depreciation of capitalized interest	(259,894)	(293,358)	(341,559)
Deferred income tax under U.S. GAAP included in this reconciliation	132,084	(155,707)	(215,262)
Deferred employee profit sharing under U.S. GAAP included in this reconciliation	66,255	2,557	(42,648)
Deferred employee profit sharing			508,051
Pension and seniority premium plan cost	(185,945)	839,221	770,803
Difference between the re-expression of depreciation expense based on specific indexation factors and on the basis of the NCPI	(402,963)	(787,067)	(1,127,069)
Effects of inflation accounting on U.S. GAAP adjustments			543,454

Total U.S. GAAP adjustments in income from continuing operations	(650,463)	(394,354)	95,770

Income from continuing operations under U.S. GAAP	19,818,520	19,782,557	28,984,853

Income from discontinued operations as reported under Mexican FRS			7,166,312
Total U.S. GAAP adjustments in income from discontinued operations			(318,021)

Income from discontinued operations under U.S. GAAP			6,848,291

Net income under U.S. GAAP	P.19,818,520	P.19,782,557	P.35,833,144

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

	Year ended December 31
	2009		2008 Retrospectively adjusted
Total stockholders’ equity under Mexican FRS	P	. 38,320,773	P	. 39,371,099
U.S. GAAP adjustments, net of effects of inflation on monetary items:
Capitalized interest or net financing cost		12,783,898		12,783,898
Accumulated depreciation of capitalized interest or net financing cost		(11,967,158)		(11,707,264)
Deferred income tax on U.S.GAAP adjustments included in this reconciliation		12,461,438		11,341,295
Deferred income tax on effect of translation of foreign entities		53,001
Deferred employee profit sharing on U.S. GAAP adjustments included in this reconciliation		4,929,217		4,512,616
Deferred taxes on the difference between the indexed cost and specific indexation factor valuation of fixed assets and inventories		(679,173)		(534,057)
Pension and seniority premium plan cost		259,203		445,148
Difference between the re-expression of fixed assets and inventories based on specific indexation factors and on the basis of the NCPI		1,331,167		1,734,130
Labor obligations (SFAS 158)		(50,027,515)		(46,637,489)

Total U.S. GAAP adjustments, net		(30,855,922)		(28,061,723)

Total stockholders’ equity under U.S. GAAP	P	. 7,464,851	P	. 11,309,376

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

Condensed financial information under U.S. GAAP

The following table presents consolidated condensed income statements for the years ended December 31, 2009, 2008 and 2007, prepared under U.S. GAAP, and including the differences and reclassifications as compared to Mexican FRS described in this Note, but excluding the U.S. GAAP difference related to the split-up of Telmex Internacional:

	2009		2008 Retrospectively adjusted		2007 Retrospectively adjusted
Operating revenues	P.	119,100,212	P.	124,105,235	P.	130,767,671
Operating costs and expenses		87,128,506		85,749,504		89,982,839

Operating income		31,971,706		38,355,731		40,784,832
Other income, net		260,126		468,999		1,169,535
Financing cost		(4,314,554)		(9,232,694)		(2,805,910)
Equity interest in net income (loss) of affiliates		254,680		(62,113)		17,245

Income before income tax		28,171,958		29,529,923		39,165,702
Income tax		8,353,438		9,747,366		10,180,849

Income from continuing operations		19,818,520		19,782,557		28,984,853
Income from discontinued operations, net of income tax						6,848,291

Net income		19,818,520		19,782,557		35,833,144
(Less) plus net income attributable to noncontrolling interest		(294)		25		(457,923)

Net income attributable to TELMEX	P.	19,818,226	P.	19,782,582	P.	35,375,221

Net income attributable to TELMEX’s stockholders:
Income from continuing operations	P.	19,818,226	P.	19,782,582	P.	28,985,042
Discontinued operations, net of income tax						6,390,179

Net income	P.	19,818,226	P.	19,782,582	P.	35,375,221

Weighted average number of shares issued and outstanding (in millions):		18,383		18,906		19,766

Earnings per share (in pesos)	P.	1.08	P.	1.05	P.	1.79

Earnings per share (in pesos) from continuing operations	P.	1.08	P.	1.05	P.	1.47

Earnings per share under (in pesos) from discontinued operations	P.		P.		P.	0.32

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

The following table presents consolidated condensed balance sheets at December 31, 2009 and 2008, prepared under U.S. GAAP, and including the differences and reclassifications as compared to Mexican FRS described in this note, but excluding the U.S. GAAP difference related to the split-up of Telmex Internacional:

	2009		2008 Retrospectively adjusted
Assets
Current assets	P.	55,216,593	P.	54,762,036
Plant, property and equipment, net		106,452,647		115,676,141
Equity investments		1,775,380		1,494,133
Other non-current assets		4,008,018		5,101,124

Total assets	P.	167,452,638	P.	177,033,434

Liabilities and stockholders’ equity
Short-term debt and current portion of long-term debt	P.	19,768,894	P.	22,883,092
Other current liabilities		17,519,989		18,481,763

Total current liabilities		37,288,883		41,364,855
Long-term debt		83,105,454		84,172,355
Labor obligations		33,496,828		30,854,569
Deferred taxes		5,629,926		8,921,173
Deferred credits		466,696		411,106

Total liabilities		159,987,787		165,724,058

Controlling interest		7,423,371		11,268,190
Non controlling interest		41,480		41,186

Total stockholders’ equity		7,464,851		11,309,376

Total liabilities and stockholders’ equity	P.	167,452,638	P.	177,033,434

Reclassifications under U.S. GAAP

In the consolidated condensed income statements, the Company reclassified a) P. 1,653,123 related to a ruling in favor of the deductibility for income tax purposes of employee profit sharing paid in 2004 and 2005, from the “Other income, net” caption in 2007 to the “Income Tax” caption, b) the employee profit sharing from 2009, 2008 and 2007 for P.1,543,551, P.1,146,034 and P.2,401,616, respectively, from the “Other income, net” caption to the “Operating cost and expenses” caption.

In the consolidated condensed balance sheets, the Company reclassified from 2009 and 2008, P.3,380,220 and P. 2,582,726, respectively, from the long-term “Deferred tax liability” caption to the “Other current assets” caption.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

Condensed financial information under U.S. GAAP

As stated in Note 2, the shares of Telmex Internacional were authorized and issued pursuant to the TELMEX’s stockholders’ meeting on December 21, 2007 approving the split-up. The establishment of Telmex Internacional became effective on December 26, 2007, following the recording of the stockholders' resolution before a Mexican public notary, the registration in the Mexican Public Registry of Commerce and the publication in the Diario Oficial (Official Gazette); however the delivery of the share certificates occurred at the completion of the registration processes with the Mexican and U.S. Stock Exchanges on June 10, 2008.

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

In order to comply with U.S. GAAP, condensed financial information under U.S. GAAP for the three years ended December 31, 2009 is as follows:

	Year Ended December 31,
	2009		2008 Retrospectively adjusted		2007 Retrospectively adjusted
Operating revenues	P.	119,100,212	P.	124,105,235	P.	130,767,671
Operating costs and expenses		87,128,506		85,749,504		89,982,839

Operating income		31,971,706		38,355,731		40,784,832
Other income, net		260,126		468,999		1,169,535
Financing cost		(4,314,554)		(9,232,694)		(2,805,910)
Equity interest in net income (loss) of affiliates		254,680		(62,113)		17,245

Income before income tax		28,171,958		29,529,923		39,165,702
Income tax		8,353,438		9,747,366		10,180,849

Income from continuing operations		19,818,520		19,782,557		28,984,853
Income from discontinued operations, net of income tax				2,172,831		6,848,291

Net income		19,818,520		21,955,388		35,833,144
(Less) plus net income attributable to noncontrolling interest		(294)		52,870		(457,923)

Net income attributable to TELMEX	P.	19,818,226	P.	22,008,258	P.	35,375,221

Net income attributable to TELMEX’s stockholders:
Income from continuing operations	P.	19,818,226	P.	19,782,582	P.	28,985,042
Discontinued operations, net of income tax				2,225,676		6,390,179

Net income	P.	19,818,226	P.	22,008,258	P.	35,375,221

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

	2009		2008		2007
Weighted average number of shares issued and outstanding (in millions):		18,383		18,906		19,766

Earnings per share (in pesos)	P.	1.08	P.	1.16	P.	1.79

Earnings per share (in pesos) from continuing operations	P.	1.08	P.	1.05	P.	1.47

Earnings per share (in pesos) from discontinued operations	P.		P.	0.11	P.	0.32

Condensed financial information of cash flows from continuing operations under U.S. GAAP is as follows:

	2007
Net cash provided by operating activities	P.	48,892,992
Net cash used in investing activities		(27,755,949)
Net cash used in financing activities		(20,422,915)

The adoption of FAS 160 in 2009, codified in ASC 810, resulted in a retrospective adjustment of the balance sheet as of December 31, 2008, income statement and stockholders’ equity for the prior years, for presentation and disclosures purposes as follows:

	As originally issued 2008		Reclassification		As reclassified 2008
Net income	P.	22,008,258	P.	(52,870)	P.	21,955,388

	As originally issued 2007		Reclassification		As reclassified 2007
Non-controlling interest	P.	4,910,669	P.	(4,910,669)
Stockholders’ equity		117,503,920		4,910,669	P.	122,414,589
Net income		35,375,221		457,923		35,833,144

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

	Total Stockholders’ equity Retrospectively adjusted
Balance at December 31, 2006	P.	103,194,611
Appropriation of earnings approved at regular stockholders’ meeting held in April, 2007:
Cash dividends declared at P.0.448 per share (P.0.440 historical)		(8,820,074)
Cash dividend paid to noncontrolling interest in subsidiary		(122,703)
Cash purchase of Company’s own shares		(15,782,839)
Gain on dilution of investment in split-up affiliate		1,123,819
Acquisition of noncontrolling interest		(388,348)
Comprehensive income:
Net income for the year		35,833,144
Other comprehensive income:
Deferred taxes allocated to equity, net of effect of inflation		(694,314)
Changes in fair value of swaps, net of deferred taxes		457,566
Effect of translation of foreign entities, net		11,385,604
Effect of ASC 715, net of deferred taxes		(3,771,877)

Balance at December 31, 2007		122,414,589
Appropriation of earnings approved at regular stockholders’ meeting held in April, 2008:
Cash dividends declared at P.0.413 per share		(7,774,143)
Cash purchase of Company’s own shares		(12,871,842)
Comprehensive income:
Net income for the year		21,955,388
Other comprehensive income:
Deferred taxes allocated to equity		(11,347)
Changes in fair value of swaps, net of deferred taxes		2,126,088
Effect of translation of foreign entities, net		2,050,829
Effect of ASC 715, net of deferred taxes		(18,873,531)
Decrease due to the split-up of Telmex Internacional		(97,706,655)

Balance at December 31, 2008		11,309,376
Appropriation of earnings approved at regular stockholders’ meetings held in April and December 2009:
Cash dividends declared at P. 0.445 and P. 0.40 per share, respectively		(15,447,559)
Cash purchase of Company’s own shares		(4,095,320)
Excess of purchase price over book value of entities acquired from companies under common control		(43,030)
Comprehensive income:
Net income for the year		19,818,520
Other comprehensive income items:
Changes in fair value of swaps, net of deferred taxes		(1,866,847)
Effect of translation of foreign entities, net		(13,552)
Effect of ASC 715, net of deferred taxes		(2,196,737)

Balance at December 31, 2009	P.	7,464,851

	2009	2008	2007
Comprehensive income for the year	P. 15,741,384	P. 7,247,427	P. 43,210,123

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: May 11, 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

By:	/s/ Adolfo Cerezo Pérez
Name: Adolfo Cerezo Pérez
Title: Chief Financial Officer