Form 20-F
period 2010-12-31
TELEFONOS DE MEXICO S A B DE C V
filed 2011-05-11
CIK 866213

As filed with the Securities and Exchange Commission on May 11, 2011.

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 or 15 (d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2010

Commission File Number: 001-32741

Teléfonos de México, S.A.B. de C.V.

(Exact name of Registrant as specified in its charter)

Telephones of Mexico

(Translation of Registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Parque Vía 190, Colonia Cuauhtémoc, 06599 México, D.F., México

(Address of principal executive offices)

Anna Domínguez González

Teléfonos de México, S.A.B. de C.V.

Parque Vía 198, piso 7, oficina 701

Colonia Cuauhtémoc

06599 México, D.F., México

ri@telmex.com

Tel: (52) 55 52 22 17 74

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

None

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d) OF THE ACT:

None

The number of outstanding shares of each class of capital or common stock as of December 31, 2010 was:

7,840 million	AA Shares
383 million	A Shares
9,935 million	L Shares

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

Large Accelerated filer  ☒            Accelerated filer  ☐            Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting ☐ Standards as issued by the International Accounting Standards Board	Other ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐  Item 17             ☒  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐  Yes            ☒  No

i

ii

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

SELECTED FINANCIAL DATA

The selected consolidated financial data set forth below have been derived from our consolidated financial statements for each of the five years in the period ended December 31, 2010, which have been audited by Mancera, S.C., a member practice of Ernst & Young Global, an independent registered public accounting firm. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and notes thereto included elsewhere in this annual report.

Beginning in 2012, Mexican issuers with securities listed on a Mexican securities exchange will be required to prepare financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Issuers may voluntarily report using IFRS before the change in the reporting standards becomes mandatory. We will be presenting financial statements in accordance with IFRS for the fiscal year ending December 31, 2011, with an official IFRS “adoption date” as of January 1, 2011 and a “transition date” to IFRS of January 1, 2010.

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

Effect of Inflation Accounting

Due to the adoption of Mexican FRS B-10, effective January 1, 2008, we ceased to recognize the effects of inflation on our financial information. Through December 31, 2007, under Mexican Accounting Bulletin B-10, inflation accounting had extensive effects on the presentation of our financial statements. In our financial information, inflation adjustments for periods prior to 2008 have not been removed from stockholders’ equity and the re-expressed amounts for non-monetary assets and liabilities at December 31, 2007 became the accounting basis for those assets and liabilities beginning on January 1, 2008 and for subsequent periods, as required by Mexican FRS. Financial statements for periods prior to 2008 are presented in constant pesos as of December 31, 2007. See Item 5. Operating and Financial Review and Prospects—Effect of Inflation Accounting.

In December 2007, we transferred our Latin American and yellow pages directory businesses to a new, separate entity, Telmex Internacional, S.A.B. de C.V. or Telmex Internacional, in an escisión, or split-up. See Item 4. Information on the Company—History. The businesses we transferred to Telmex Internacional are presented as discontinued operations for dates and periods prior to the effective date of the Escisión, which was December 26, 2007 under Mexican FRS and June 10, 2008 under U.S. GAAP.

	Year ended December 31,
	2010(2)		2009(2)		2008(2)		2007		2006
	(2010, 2009 and 2008 in millions of pesos, previous years in millions of constant pesos as of December 31, 2007, except share and per share data)
Income Statement Data:
Mexican FRS:
Operating revenues	P.	113,563	P.	119,100	P.	124,105	P.	130,768	P.	129,755
Operating costs and expenses		85,146		84,736		84,362		86,884		83,491
Operating income		28,417		34,364		39,743		43,884		46,264
Financing cost, net		4,756		4,314		9,233		3,349		3,770
Income from continuing operations, net of income tax		15,371		20,469		20,177		28,889		27,701
Income from discontinued operations, net of income tax		—		—		—		7,166		2,615
Net income		15,371		20,469		20,177		36,055		30,316
Earnings per share(1)		0.85		1.11		1.07		1.80		1.41
Earnings per share from continuing operations		0.85		1.11		1.07		1.46		1.32
Earnings per share from discontinued operations		—		—		—		0.34		0.09
Dividends paid per share (nominal)(1)		0.490		0.845		0.413		0.440		0.403
Weighted average number of shares outstanding (millions)		18,189		18,383		18,906		19,766		20,948

U.S. GAAP:
Operating revenues	P.	113,563	P.	119,100	P.	124,105	P.	130,768	P.	129,755
Operating costs and expenses		86,618		87,128		85,749		89,983		87,676
Operating income		26,945		31,972		38,356		40,785		42,079
Income from continuing operations, net of income tax		14,981		19,818		19,782		28,985		27,087
Income from discontinued operations, net of income tax		—		—		2,173		6,848		1,081
Net income		14,981		19,818		21,955		35,833		28,168
Earnings per share(1)		0.82		1.08		1.16		1.79		1.37
Earnings per share from continuing operations		0.82		1.08		1.05		1.47		1.29
Earnings per share from discontinued operations		—		—		0.11		0.32		0.08
Dividends paid per share (nominal)(1)		0.490		0.845		0.413		0.440		0.403

(See footnotes on following page)

	December 31,
	2010(2)		2009(2)		2008(2)		2007		2006
	(2010, 2009 and 2008 in millions of pesos, previous years in millions of constant pesos as of December 31, 2007, except share and per share data and ratios)
Balance Sheet Data:
Mexican FRS:
Plant, property and equipment, net(3)	P.	99,421	P.	106,048	P.	115,534	P.	122,396	P.	126,758
Total assets from continuing operations		157,754		178,397		187,125		172,826		188,182
Total assets from discontinued operations		—		—		—		—		107,366
Total assets		157,754		178,397		187,125		172,826		295,548
Short-term debt and current portion of long-term debt		11,952		19,769		22,883		12,282		9,041
Long-term debt		62,569		83,105		84,172		79,180		81,376
Total stockholders’ equity		44,224		38,321		39,371		42,159		121,321
Capital stock		9,009		9,020		9,139		9,403		28,011
Number of outstanding shares (millions)
Series AA		7,840		8,115		8,115		8,115		8,115
Series A		383		395		407		430		446
Series L		9,935		9,682		10,033		10,815		11,642

U.S. GAAP:
Plant, property and equipment, net(3)	P.	100,903	P.	108,196	P.	118,345	P.	126,572	P.	132,360
Total assets from continuing operations		145,352		167,494		177,033		163,263		183,815
Total assets from discontinued operations		—		—		—		132,191		87,807
Total assets		145,352		167,494		177,033		295,454		271,622
Short-term debt and current portion of long-term debt		11,952		19,769		22,883		12,282		9,041
Long-term debt		62,569		83,105		84,172		79,180		81,376
Total stockholders’ equity		10,447		7,465		11,309		122,414		103,195
Capital stock		9,009		9,020		9,139		27,231		28,011

Other Data:
Mexican FRS:
Ratio of earnings to fixed charges(4)		5.1		5.7		4.9		7.1		6.7
U.S. GAAP:
Ratio of earnings to fixed charges(5)		5.1		5.6		4.9		7.0		6.7

(1)	We have not presented net income or dividends on a per ADS basis. Each L Share ADS represents 20 L Shares, and each A Share ADS represents 20 A Shares. At a regular meeting held on December 1, 2009, the stockholders agreed to declare an extraordinary cash dividend of P.0.40 per outstanding share, paid in a single payment on December 17, 2009.
(2)	Note 1 to our audited consolidated financial statements describes accounting pronouncements under Mexican FRS that became effective on January 1, 2008, which were applied on a prospective basis. As a result, the financial statements of prior years, which are presented for comparative purposes, have not been modified and may not be comparable to our financial statements for 2008 through 2010.
(3)	The caption of inventories for operation of the telephone plant, net has been reclassified as part of the caption plant, property and equipment, net.
(4)	Earnings for this purpose consist of earnings from continuing operations before provision for income tax and equity interest in net income of affiliates, plus fixed charges during the period. Fixed charges for this purpose consist of interest expense during the period. Fixed charges do not take into account gain or loss from monetary position or exchange gain or loss attributable to our indebtedness.
(5)	Earnings for this purpose consist of earnings from continuing operations before provision for income tax and equity interest in net income of affiliates, plus fixed charges and depreciation of capitalized interest and minus interest capitalized during the period. Fixed charges for this purpose consist of interest expense plus interest capitalized during the period. Fixed charges do not take into account gain or loss from monetary position or exchange gain or loss attributable to our indebtedness.

EXCHANGE RATES

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rate expressed in pesos per U.S. dollar.

Period	High		Low		Average(1)		Period End
2006	P.	10.43	P.	11.46	P.	10.90	P.	10.80
2007		10.67		11.27		10.84		10.92
2008		9.92		13.94		11.21		13.83
2009		12.63		15.41		13.58		13.06
2010		12.16		13.19		12.67		12.38

2010:
November		12.21		12.57		12.34		12.45
December		12.33		12.47		12.39		12.38

2011:
January		12.04		12.25		12.13		12.15
February		11.97		12.18		12.06		12.11
March		11.92		12.11		12.00		11.92
April		11.52		11.86		11.71		11.52

Sources: The U.S. Federal Reserve Bank of New York and the U.S. Federal Reserve Board.

(1)	Average of month-end rates, where applicable.

On May 6, 2011, the exchange rate was P.11.58 to U.S.$1.00, according to the U.S. Federal Reserve Board.

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

The Mexican authorities have also adopted regulations to permit cable television providers to provide voice-transmission services to local fixed-line telecommunications operators and data and broadband Internet access services to the Mexican public. As of December 31, 2010, 32 cable television providers, through more than 300 concessions, have been authorized to provide local fixed-line voice-transmission service in various cities in Mexico. Regulations have also been adopted to allow other local telephone service providers to provide paid television and audio services, but to date we have been unable to obtain authorization to do so.

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

•

Beginning 2007, the Competition Commission (Comisión Federal de Competencia) began eight industry-wide investigations into market power and monopolistic practices in certain segments of the Mexican telecommunications market. In four of these investigations, final resolutions have concluded that we and our subsidiary, Teléfonos del Noroeste, S.A. de C.V. or Telnor, have substantial power in the relevant markets investigated. Based on these final resolutions, the Mexican Federal Telecommunications Commission (Comisión Federal de Telecomunicaciones, or Cofetel) could impose specific tariff requirements or other special regulations such as additional requirements regarding disclosure of information or quality of service. We have filed petitions for constitutional protection (amparo) to challenge these resolutions, all of which are pending. Of the four remaining cases relating to monopolistic practices, two remain under investigation and in the other two the Competition Commission has issued a notice of probable fault (Oficio de Probable Responsabildad), to which we have objected. Findings adverse to us in any of the Competition Commission proceedings may lead to the imposition of additional regulations, prohibitions or monetary penalties, which in turn could have an adverse effect on our business and results of operations.

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

•

On April 12, 2011, Cofetel published in the Official Gazette, guidelines for developing cost models to be used to settle disputes regarding interconnection rates between public telecommunication networks providers. We believe that these guidelines could have an adverse impact on our revenues from interconnection services and on our operating results.

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

We are exposed to currency and interest rate risk on our debt, and we have entered into derivatives contracts to limit these risks

A substantial part of our indebtedness is denominated in U.S. dollars, and we have relatively limited assets and revenues denominated in U.S. dollars. As of December 31, 2010, our U.S. dollar-denominated indebtedness amounted to P.40,853 million. In addition, a substantial part of our indebtedness bears interest at variable rates. As a result, we are exposed to risks from changing currency exchange rates and interest rates.

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

When the financial markets are volatile, as they have been in recent periods, our results of operations may be substantially affected by variations in exchange rates and, to a lesser degree, interest rates. These effects include foreign exchange gain and loss on assets and liabilities denominated in U.S. dollars, fair value gain and loss on derivative financial instruments, and changes in interest income and interest expense. These effects can be much more volatile than our operating performance or our operating cash flows.

We attempt to match the cash flows on our derivative financial instruments with the cash flows on our indebtedness. The net effects on our reported results in any period are difficult to predict and depend on market conditions and on the specifics of our derivatives positions. For example, in 2010 the peso appreciated against the U.S. dollar by 5.4%. As a result, in 2010, we recognized a net exchange gain on our U.S. dollar denominated debt and a net fair value loss on currency derivatives. In 2010, we also recognized lower interest expense due to a lower average level of debt.

Our derivative financial instruments are also subject to the risk that counterparties will default or seek bankruptcy protection. The instability and uncertainty in the financial markets has made it more difficult to assess the risk of counterparties to derivatives contracts. Moreover, in light of the greater volatility in the global securities and exchange markets, there may be fewer financial entities available with which we could continue entering into derivative financial instruments to protect against currency and interest rate risks.

Substantially all our business is in Mexico, so we are affected by adverse economic or political conditions in Mexico

Substantially all of our business operations and assets are located in Mexico. Our financial performance may be affected by general economic, political and social conditions in Mexico. In the past, Mexico has experienced both prolonged periods of weak economic conditions and deterioration in economic conditions that have had a negative impact on our company. Mexico has also experienced high levels of inflation and high domestic interest rates in the past, which significantly lowered the purchasing power of consumers and businesses. Mexico began to enter a recession in the fourth quarter of 2008, during which GDP fell by approximately 1.6%. GDP fell by an additional 6.5% in 2009. By 2010, GDP rose by 5.5%. If the Mexican economy experiences a downturn or if inflation and interest rates increase significantly, our business, financial condition and results of operations could suffer material adverse consequences because, among other things, demand for telecommunications services may decrease and consumers may find it difficult to pay for the services we offer.

Our corporate restructuring may affect our stock price

On April 4, 2011, we announced that at the extraordinary meeting held on that date, our shareholders approved a corporate restructuring which contemplates the creation of a subsidiary company that will provide telecommunications and interconnection services in rural areas where our fixed telephony competitors have not invested. The subsidiary company will be named Telmex Social. This may affect our stock price. The restructuring is subject to the authorization and confirmation of the applicable governmental authorities as well as the authorizations required under the Mexican companies law.

Risks Relating to Our Controlling Shareholder and Capital Structure

We are controlled by one shareholder

A majority of the voting shares of our company (74.1% as of February 24, 2011) is owned by América Móvil, S.A.B. de C.V., or América Móvil, indirectly through Carso Global Telecom, S.A.B. de C.V., or Carso Global Telecom. América Móvil has the effective power to designate a majority of the members of our Board of Directors and to determine the outcome of other actions requiring a vote of the shareholders, except in very limited cases that require a vote of the holders of L Shares. América Móvil may be deemed to be controlled by Carlos Slim Helú and members of his immediate family, who, taken together, own a majority of the common stock of América Móvil.

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

We engage in transactions with related parties that may create the potential for conflicts of interest

We engage in transactions with entities that, like us, are controlled, directly or indirectly, by Carlos Slim Helú and members of his immediate family. These entities include (a) América Móvil and its subsidiaries, (b) Grupo Carso, S.A.B. de C.V., or Grupo Carso, and its subsidiaries and (c) Grupo Financiero Inbursa, S.A.B. de C.V., or Grupo Financiero Inbursa, and its subsidiaries. Our transactions with América Móvil include interconnection between our respective networks and the completion of international traffic in each other’s countries of operation, América Móvil’s printing and distribution of our directories and América Móvil’s access to our customer database and our billing and collection system in connection with its directories business. In addition, we recently entered into loan agreements with América Móvil. Transactions with Grupo Carso include the purchase of network construction services and materials, and transactions with Grupo Financiero Inbursa include financial services and insurance. We also have agreements with AT&T International that provide for the completion of calls in our respective countries of operation.

Our transactions with related parties may create the potential for conflicts of interest.

Holders of L Shares and L Share ADSs have limited voting rights

Our bylaws provide that holders of L Shares are not permitted to vote except on such limited matters as the transformation or merger of Telmex or the cancellation of registration of the L Shares with the National Securities Registry (Registro Nacional de Valores), managed by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores), or any stock exchange on which they are listed. If you hold L Shares or L Share ADSs, you will not be able to vote on most matters, including the declaration of dividends that are subject to a shareholder vote in accordance with our bylaws.

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

We have developed a multi-service network in which 94.7% of our lines have the capacity to provide simultaneous transmission of voice and data through a broadband connection. Our network capability allowed us to increase the number of customers of our broadband Internet access service by 12.8% in 2010 to 7.4 million. At the same time, we are extending our voice and Internet access services to remote areas.

In 2010, we continued our efforts to grow voice and data service revenues by offering multiple-service products. In addition, we have made investments to increase our service offerings and to update the telecommunications platform in rural areas where we are the sole telecommunications carrier. We plan to continue expanding our multiple-service offerings in the future and to take advantage of technological advances in order to provide our customers with packages that combine voice, data and eventually video.

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

Substantially all of our operations are now conducted in Mexico. Our strategy is to increase the value of our lines by capitalizing on our extensive and modern infrastructure and our technical capabilities to provide high-quality services to our customers across Mexico, pursuing growth in the broadband and data businesses, introducing and promoting packaged service offerings combining broadband with voice services at attractive prices, and maintaining our focus on customer service. In Mexico’s major population centers, data is a source of growth, and we are well positioned to deliver Internet access and meet the demands of the growing data market. We plan to continue selling computer equipment at our Telmex stores and increase the Internet penetration rate in Mexico.

We are a Mexican corporation headquartered in Mexico City, Mexico. Our legal name is Teléfonos de México, S.A.B. de C.V., and we frequently refer to ourselves commercially as Telmex. Our principal executive offices are located at Parque Vía 190, Colonia Cuauhtémoc, 06599 México, D.F., México. Our telephone number at this location is (52) 55 5222 1774. Our website can be accessed at www.telmex.com.

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

In May 2010, América Móvil launched two separate but concurrent public exchange offers to acquire the outstanding capital stock of Carso Global Telecom and Telmex Internacional. At that time, Carso Global Telecom was the direct holder of 59.4% of the outstanding capital stock of Telmex. In June 2010, América Móvil completed its first public exchange offer. Through this offer, América Móvil directly acquired 99.4% of the outstanding capital stock of Carso Global Telecom and indirectly acquired 59.1% of the outstanding capital stock of Telmex. In November 2010, América Móvil launched a second public exchange offer, which was completed in December 2010, and increased América Móvil´s indirect ownership of the outstanding capital stock of Telmex to 59.5%. América Móvil may be deemed to be controlled by Carlos Slim Helú and members of his immediate family.

On April 4, 2011, we announced that at the extraordinary meeting held on that date, our shareholders approved a corporate restructuring which contemplates the creation of a subsidiary company that will provide telecommunications and interconnection services in rural areas where our fixed telephony competitors have not invested. The subsidiary company will be named Telmex Social.

Telmex Social will provide services mainly in rural areas. A substantial number of Mexican migrant workers hail from these rural areas and make telephone calls to these places. These areas have high call termination volumes from the United States, where negotiated interconnection rates have declined 95% since 1990. These interconnection rates are lower than those charged in many other countries, particularly taking into account that most of these areas are remote and sparsely populated.

Considering that these regions experience significant economic and social disadvantages, we expect that this restructuring will promote access to telecommunications services by demonstrating the importance of both investing in the expansion and modernization of these services and encouraging the growth of digital culture. This should improve the quality of life of rural inhabitants and integrate rural communities into Mexico’s socio-economic development.

Telmex Social’s network infrastructure could be complemented with investments from other telecommunications operators and, if the Mexican federal government approves, with investments and support for providing access to voice, data, and video from both the Mexican federal government and decentralized public sector companies.

The interconnection rates to be determined by Telmex Social will be the same for all telecommunications operators, including Telmex.

We estimate that Telmex Social will serve approximately 1.5 million lines, with a density of 14.8 inhabitants per line, located in 10,453 communities which are not being served by competitors. The local service areas of Telmex Social comprise approximately 40% of the country where there are more than 22 million inhabitants.

The restructuring is subject, if needed, to the approval of the Communications Ministry, as well as the authorization and confirmation of the rest of the corresponding authorities and government entities.

Significant Subsidiaries and Investees

The following table sets forth our significant subsidiaries and affiliated companies accounted for using the equity method at December 31, 2010:

Name of Company	Jurisdiction of establishment	Percentage of ownership and voting interest	Description
Subsidiaries
Integración de Servicios TMX, S.A. de C.V.	Mexico	100%	Intermediate holding company.
Alquiladora de Casas, S.A. de C.V.	Mexico	100%	Real estate company owning our facilities.
Compañía de Teléfonos y Bienes Raíces, S.A. de C.V.	Mexico	100%	Real estate company owning our facilities.
Consorcio Red Uno, S.A. de C.V.	Mexico	100%	Supplier of telecommunications network integration services and information systems.
Teléfonos del Noroeste, S.A. de C.V.	Mexico	100%	Fixed-line public network concessionaire for the state of Baja California Norte and the San Luis Rio Colorado region of the state of Sonora.
Uninet, S.A. de C.V.	Mexico	100%	Provider of corporate networks and Internet access services to Telmex and corporate customers.
Telmex USA, L.L.C.	Delaware	100%	Authorized long-distance service re-seller, provider of prepaid telephone cards and payment collection services for lines in Mexico (installation and monthly rental), and authorized by the FCC to provide facility-based long-distance services, data transmission and cross-border data transit services.
Affiliated companies
Grupo Telvista, S.A. de C.V.	Mexico	45%	Provider of telemarketing services in the United States and Mexico.

OPERATIONS

Of our revenues in 2010, 36.1% was attributable to local service, 15.8% to long-distance service, 13.2% to interconnection and 29.0% to data services. Other services, including primarily sales of computers, telephones and accessories at Telmex stores and billing and collection services to third parties, which accounted for 5.9% of revenues.

Overview

The following table gives selected data on the size and usage of our network:

	December 31,
	2010	2009	2008	2007	2006
Internet access accounts (thousands)	7,449	6,651	5,217	3,320	2,660
Billed lines (thousands) (1)	15,591	15,882	17,589	17,800	18,251
Total local calls (millions)	19,261	20,835	22,583	24,892	26,575
Domestic long-distance call minutes for the year (millions)	18,292	19,837	19,687	18,275	18,108
International long-distance call minutes for the year (millions)(2)	8,887	7,526	8,733	9,531	8,997

(1)	Until 2008, includes lines with at least two months behind on bill payments.
(2)	Includes incoming and outgoing traffic.

Local Service

We are a nationwide provider of local telephone service in Mexico. We provide local telephone service to 23,194 communities throughout Mexico. Of all lines in service, 31.4% are in the Mexico City, Monterrey and Guadalajara metropolitan areas, with 21.4% in the Mexico City metropolitan area alone. We provide service to 21,733 communities with fewer than five thousand inhabitants, exceeding our obligations to extend services to rural areas.

Local traffic in 2010 decreased by 7.6% compared to 2009, for a total of 19,261 million calls. The decrease in traffic in 2010 was attributable primarily to a smaller number of billed lines as a result of the competition from mobile phone operators, fixed-line local service providers and cable television providers, the change in the consumption profile of our customers, as well as the migration of switched traffic to corporate networks, virtual private networks, VoIP and other alternative service offerings. We expect that further market penetration by alternative service offerings and increasing competition will continue to adversely affect measured service growth.

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

In order to promote local service among our customers, we have introduced multi-service offers that include unlimited local and domestic long-distance calls. We also have introduced packages of telecommunications services that include a certain number of local calls and/or minutes for domestic long-distance. In 2010, we did not increase rates for local telephone service. We have had lower rates in real terms for every year since March 2001.

Domestic Long-distance Service

Our nationwide domestic long-distance transmission network consists of 31.2 thousand kilometers of optical fiber connecting Mexico’s major cities, and includes secondary branches and additional transmission rings throughout Mexico designed to avoid network congestion.

Domestic long-distance traffic decreased 7.8% in 2010 and increased 0.8% in 2009, reaching a total of 18,292 and 19,837 million minutes, respectively. The decrease in domestic long-distance traffic in 2010 was primarily due to the decrease in traffic delivered by mobile operators and other long distance operators to us for completion.

We expect that further market penetration by alternative service offerings and increasing competition will continue to adversely affect domestic long-distance service growth.

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

In 2010 we did not increase our rates for domestic long-distance calls. This continues our trend of offering lower rates in real terms every year since March 1999.

International Long-distance Service

We are a nationwide provider of international long-distance telecommunications services in Mexico. International long-distance traffic with the United States, Canada, Central America and other countries is carried by a combination of fiber optic network, microwave transmission, satellite systems and submarine cable.

In 2010, incoming international long-distance traffic increased by 21.2%, for a total of 7,482 million minutes, and outgoing international long-distance traffic increased by 3.9% for a total of 1,405 million minutes.

We believe international long-distance traffic has been affected by, among other things, the increased use of VoIP technology, which transmits ordinary telephone calls over the Internet. For long-distance calls made through VoIP services, we do not receive the international long-distance service revenues that we would otherwise receive, such as revenues generated from billed minutes and termination fees. International long-distance traffic generated by mobile phone companies also affects our revenues.

Charges for international long-distance calls are based on call duration, type of service (direct-dial or operator-assisted) and the destination of the call once customers exceed the number of minutes included in their plan. Customers can choose from a variety of discount rate plans.

In 2010, we did not increase our rates for international long-distance calls, continuing our trend of offering lower rates in real terms every year since March 1999.

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

In 2010, interconnection traffic decreased 0.8%, for a total of 43,008 million minutes, and fell by 5.7%, for a total of 43,367 million minutes, in 2009. The decrease in 2010 was the result of a decrease in interconnection minutes of long distance carriers offset by an increase in minutes for the interconnection of local operators. We believe that our interconnection revenues have been affected by a practice we call local bypass, in which incoming international calls are routed from domestic long-distance carriers to local lines other than ours and then connected to our local network for termination. Without local bypass, we would receive a domestic termination fee for completing these incoming calls. Although we have requested regulatory intervention to eliminate local bypass, we believe our interconnection revenues will continue to be adversely affected by what we consider to be an unlawful practice.

Data services

Our data service business is comprised of corporate network services and Internet access service.

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

Internet access services connect both business and residential customers to the Internet through either a dial-up or a broadband connection. In 2010, the number of our Internet customers increased to approximately 7.5 million at year-end, an increase of 12.0% compared with 2009.

Our broadband service, Infinitum, allows our customers to use our high-capacity connectivity services with applications such as video-conferencing, file transfer, terminals and e-mail. Infinitum operates over Asymmetric Digital Subscriber Line, or ADSL, technology. In 2010, as a result of improved ADSL service packages and a price reduction that took effect in April 2007, we increased our ADSL customer base by approximately 835 thousand accounts. At year-end 2010, we had 7.4 million ADSL customer accounts, an increase of 12.8% over 2009. For WiFi Móvil in Infinitum, our high-speed wireless service for residential and business customers, during 2010 we increased the speed of access links. At December 31, 2010, we maintained public “hot spots” (more than 3,500) in over 225 cities in Mexico, provided coverage at approximately 95% of commercial airports in Mexico, and entered into international agreements to provide our customers with Internet access at over 200,000 sites worldwide.

In October 2010, we began the marketing of 20 Mbps Internet access for residential customers.

Telecommunications Services Packages

Consistent with our strategy of retaining our current customers and maximizing the value of residential and business Internet accounts, in 2010 we continued to offer flexible plans permitting Infinitum customers to create their own individualized packages of additional voice services, including a combination of local and long-distance calls.

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

In June 2009, we began to double the speed for the following high speed Internet access packages: “Paquete Conectes en Infinitum”, “Paquete Acerques” and “Paquete Todo México sin Límites”. In addition, “Paquete Todo México sin Límites” had its free international long-distance minutes to the U.S. increased from 200 minutes to 300 minutes.

Other Products and Services

We provide various telecommunications and telecommunications-related products and services that include sales of computers, telecommunications equipment and accessories, public phones and billing and collection services to third parties.

In July 2009, we launched a new financing offer for computer equipment under which, for a small down payment and a monthly fee of only P.100, customers can acquire home computers.

In November 2008, we entered into several agreements with Dish México and its affiliates, which operate a direct-to-home (DTH) pay television system in Mexico. We are currently providing customary billing and collection services, customer equipment and access to the Telmex retail distribution network. Subject to specified authorizations, we could invest directly in a joint venture with Dish.

Telmex Stores

We use our network of 388 Telmex stores (Tiendas Telmex) to offer our products and services throughout Mexico. In addition to their function as customer service centers, the Telmex stores offer a wide range of computer and telecommunications equipment and accessories, which may be purchased outright or through installment payment plans. The network of Telmex stores serves not only as a focal point for interaction with our current and prospective customers but also as a growing source of revenue. Our computer sales strategy, including store financings of up to 36 months, has substantially helped increase broadband coverage in Mexico.

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

We provide support to our customers through our customer service centers, call centers and our website. We service our corporate clients through our integrated service plans that can be customized to meet the specific needs of individual clients. We assign specialized staff to service large corporate clients.

We also offer billing and collection services to other companies through our phone bill. We currently provide billing and collection services to companies such as Medicalhome, Socio Águila, Teletón, Telecomunicaciones de México and Dish México.

Public Telephony and Prepaid Phone Cards

We have several programs to meet the need for different kinds of public telephone service in different areas. We had more than 661 thousand fixed-line public telephones in operation at December 31, 2010. In the increasingly competitive market to provide telecommunications services, independent operators have installed public telephones for which we provide access. There were more than 91 thousand independently operated public telephones at December 31, 2010, an increase of 4.4% compared with 2009.

In 2010, we sold 43.7 million prepaid cards under the brand name “Ladatel” for use in public phones, a decrease of 28.0% from 2009, and 19.5 million prepaid cards under the brand name “Multifón” for use in public and residential telephones, a decrease of 12.2% from 2009.

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

In December 2005, we agreed with Alcatel and AT&T International (one of our principal shareholders) to jointly invest in an aggregate 51% interest in 2Wire, Inc., or 2Wire, a broadband network equipment and service provider for homes and small offices in the United States. We sold our 13.0% interest in 2Wire in October 2010.

Network

Through our network we offer many advanced services that include voice, data and video transmission, Internet access and integrated solutions to all types of customers. These services encompass public, rural and residential telephony; specific solutions for small and medium sized commercial customers; and integrated offers for large domestic and international corporations.

Our local and long-distance fiber optic network consists of 112,570 kilometers, reaches more than 90% of Mexico’s population, connects the major cities in Mexico and connects Mexico via submarine cables with 28 other countries. Our network included 15.6 million local fixed billed lines at December 31, 2010, a decrease of 1.8% compared to December 31, 2009.

Our network consists of five principal components: (i) an access network, which includes access to end customers via cable, copper, fiber-optic or wireless transmission; (ii) a switch network, which controls communications and services; (iii) a transport network, which transmits information between the nodes of our network; (iv) a convergent network, which allows us to provide integrated services of voice, data and video through a common platform based on IP, and (v) a management network, which allows us to verify the performance of our networks and services in real time.

Access Network

Our external copper network is capable of supporting conventional telephone services, as well as modern broadband services using different digital technologies such as Asymmetric Digital Subscriber Line 2 plus, or ADSL2+, which allows us to use existing telephone lines at speeds close to 20 Mbps and VDSL 2 (Very High Speed Digital Subscriber Line version 2), which allows speeds of 20 Mbps or higher. Currently we are offering high speed Internet access with speeds of up to 20 Mbps to our residential customers.

Access by fiber-optic is available to our corporate customers for broadband multi-services with robust and highly reliable solutions. We offer dedicated services with speeds from 64 kbps to 1 Gbps and are incorporating services of N x 1 Gbps and 10 Gbps, using conventional connections as well as Ethernet.

Access by fiber-optic is increasing for our residential customers. We have installed fiber optic lines based on the “Fiber to the Node” and “Fiber to the Building” models as part of our strategy to increase the bandwidth available for all our customers by extending our fiber-optic lines and reducing the length of our external copper network.

In the second half of 2010 we began the deployment of fiber optic penetration stage at the client’s premise (Fiber To The Home or FTTH). This has allowed us to offer Internet access and a range of new broadband services at speeds of 20 Mbps or higher since the first half of 2011. The fiber optic penetration scenario in conjunction with the GPON (Gigabit Passive Optical Network) technology, will enable us to gradually replace our copper infrastructure with fiber optics.

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

Transport Network

In 2010 we consolidated the national deployment of transport equipment with Carrier Ethernet technology, which provides us with a solution of native and highly efficient transport for services based on Internet protocol (IP) and Ethernet, consolidating a convergent platform “All IP” to support the growth of multimedia services. This network is the best and most efficient extension of network IP/MPLS from the core of our infrastructure to access premises.

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

In order to increase our transmission capacities, we also use Dense Wavelength Division Multiplexing, or DWDM, technology which divides the optic fiber signals into multiple wavelengths and allows us to operate our network at speeds of up to 400 Gbps over one optic fiber pair, equivalent to managing more than 4.8 million simultaneous telephone conversations.

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

All of our IP-based services are offered through a multi-service IP/MPLS platform. IP/MPLS is a high-capacity, high-performance network platform based on service convergence and is designed to complement our transport network, with a feature that allows us to expand our backbone network with routes of up to 10 Gbps, maintain redundant routes and offer national coverage of our IP-based services. The technology used in our network provides the necessary flexibility to offer speeds of access from 64 Kbps to 155 Mbps for virtual private multiservice network or IP VPN’s.

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

During 2010, in order to be consistent with the evolution of telecommunications towards the next generation network and ensure continuity of service, we integrated our model of operational management, strengthened our centralized operations and consolidated on a firm-wide basis an approach of attention to customers.

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

The Mexican telecommunications market is increasingly complex, and the barriers between formerly distinct markets are eroding as a result of regulatory and technological change. While we have a strong share in certain segments of the local fixed-line, such as switched local service, long-distance service or broadband data connections, our overall share of the telecommunications market is difficult to evaluate. For example, according to Select Estrategia, S.C., a leading market research firm in Mexico, at year-end 2010 we had approximately 15.6 million billed lines in service in our network, while mobile phone carriers had an estimated combined total of 90.0 million mobile lines in service. At the same date, the other local fixed-line operators, mobile fixed-line operators and cable television providers, together, had approximately 4.3 million fixed lines in service, an increase of 11.9% over the previous year.

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

Competition

The Telecommunications Regulations and the Concession contain various provisions designed to foster competition in the provision of telecommunications services. In general, the Communications Ministry is authorized to grant concessions to other parties for the provision of any of the services provided by us under the Concession. There are currently 18 competing long-distance carriers operating in Mexico (including Telmex and Telnor), all of which also have concessions for international long-distance services.

As of December 31, 2010, there were 35 local fixed-line licensees (including Telmex and Telnor), three of which also hold local wireless licenses (including Telmex). Fixed local competitors are operating in 133 local service areas covering the main cities of the country, like Mexico City, Guadalajara, Monterrey and Puebla. See —Operations—Competition. Concessionaires are not required to operate certain private local telecommunications networks or to provide value-added services, although other authorizations may be required.

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

Beginning 2007, the Competition Commission began eight industry-wide investigations to determine whether any operators, including Telmex and certain of its affiliates, possess substantial market power or are engaged in monopolistic practices in certain segments of the Mexican telecommunications market. Four final resolutions have determined that, in the geographic areas covered by our network, Telmex and Telnor have substantial power in the following markets: (i) switched call completion provided to other concessionaires of local and long-distance service; (ii) call origination offered to other concessionaires of long-distance service; (iii) transit services offered to concessionaires of local and long-distance services in 198 areas of local service that such concessionaires cover; and (iv) certain wholesale markets for dedicated, leased local and domestic long-distance links, as well as the wholesale markets for dedicated, leased international long-distance and interconnection. We and Telnor filed administrative appeals with the Competition Commission for reconsideration of these four resolutions, which were rejected. As a result, we filed petitions for constitutional protection (amparo), which are pending.

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

In two of the remaining cases, the Competition Commission is investigating whether we engaged in monopolistic practices in the following markets: (i) interconnection service in fixed networks; and (ii) interurban transport for exchanged long-distance traffic, the Competition Commission issued a notice of probable fault Oficio de Probable Responsabildad, to which we objected. With respect to the remaining two cases, which are still pending, the Competition Commission is investigating whether we engaged in monopolistic practices in the following markets: (i) broadband Internet access service for residential customers in Mexico and (ii) wholesale markets for dedicated, leased local and domestic long distance links. Findings adverse to us in any of the Competition Commission proceedings may lead to the imposition of regulations, prohibitions or monetary penalties on us and we cannot predict their outcome.

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

In October 2006, the Communications Ministry adopted regulations that permit paid television and audio concessionaires to provide fixed-line local telephone services and local telephone service providers like us to provide paid television and audio services. These regulations facilitate the convergence of voice, data and video services into one integrated product that could be delivered over a broadband network. The regulations allow concessionaires to provide these new services, subject to certain regulatory steps to be taken by Cofetel. As of December 31, 2010, 32 cable television providers, through more than 300 concessions, provide or have been authorized to provide local fixed-line voice-transmission and one fixed-line local service provider offers paid television services. In the case of Telmex, due to certain restrictions on our concession, additional conditions have been imposed, including the implementation of network interoperability, telephone number portability and verification of compliance with existing concession obligations, as well as the adoption of an interconnection framework. Telephone number portability was initiated in July 2008, allowing customers to change their telephone provider and keep their telephone number. We intend to provide television and audio services and we believe we have met all the requirements necessary to do so; however, to date we have been unable to obtain authorization.

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

The price cap varies directly with the Mexican National Consumer Price Index, permitting us to raise nominal rates to keep pace with inflation (minus a productivity factor set for the telecommunications industry), subject to consultation with the Communications Ministry. We have not raised our nominal rates since March 2001 for local service and since March 1999 for long-distance service. Under the Concession, the price cap is also adjusted downward periodically to pass on the benefits of our increased productivity to our customers. The Communications Ministry sets a new periodic adjustment for every four-year period to permit us to maintain an internal rate of return equal to our weighted average cost of capital. The Communications Ministry fixed the adjustment per quarter in nominal terms at 0.74% for 2003-2006 and 0.84% for 2007-2010. For services extending beyond basic telephone service, the Federal Telecommunications Law and the Concession permit us, under certain conditions and subject to registration with Cofetel, to set our prices free of rate regulation. These services include data transmission, directory services and services based on digital technology, such as caller ID, call waiting, speed dialing, automatic redialing, voice mail, as well as three-way conference and call transfer.

In June 2010, pursuant to the terms of the Concession, we provided Cofetel with a study and proposal of rates for basic telephone services that would apply during the 2011-2014 period. Cofetel decided that our proposal would be submitted for review to a panel of three experts. One expert was selected by Cofetel, another was selected by Telmex, and the third expert will be selected by mutual agreement.

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

As of December 31, 2010, we have entered into interconnection agreements with all operators that have requested interconnection services. Nevertheless, in 2008, Cofetel notified us of several resolutions to reduce interconnection and transit rates, and to eliminate resale charges. We have appealed these resolutions and a final determination is pending. We will continue collecting the rates that have been applied since 2002 until these proceedings are concluded.

In Mexico, under the “calling party pays” service, our fixed-line customers pay us an interconnection charge when they call a mobile telephone, and during 2010 we paid 66.2% of that amount to the mobile phone carrier that completes the call. Historically, this interconnection charge applied only to local calls. In November 2006, however, Cofetel extended the “calling party pays” charge to domestic and international long-distance calls, while concurrently eliminating the fee that mobile phone carriers charge their customers for receiving long-distance calls from fixed-line and mobile callers.

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

CAPITAL EXPENDITURES

The following table sets forth, our capital expenditures, before retirements, for each year in the three-year period ended December 31, 2010. Like other financial information in this annual report, the amounts shown below for capital expenditures reflect only our continuing operations and include only the investments corresponding to each year.

	Year ended December 31,
	2010		2009		2008
	(In millions of pesos)
Data, connectivity and transmission network	P.	5,955	P.	6,061	P.	7,506
Internal plant		475		334		608
Outside plant		918		753		851
Information Technologies		309		165		319
Other		2,931		1,685		797

Total capital expenditures	P.	10,588	P.	8,998	P.	10,081

In 2010, our total capital expenditures increased by 17.7%. Our consolidated capital expenditures totaled P.10.6 billion (U.S.$839.6 million) in 2010. The investments in our data, connectivity and transmission networks as a percentage of our consolidated capital expenditures (P.5.9 billion or U.S.$472.2 million in 2010) was 56.2% in 2010, 67.4% in 2009 and 74.4% in 2008.

We have budgeted capital expenditures in an amount equivalent to approximately P.10.8 billion (U.S.$871.0 million) for the year 2011, of which 72.6% (P.7.9 billion or U.S.$632.0 million) are budgeted for investments in our data, connectivity and transmission network. Budgeted capital expenditures for 2011 exclude any other investments we may make to acquire other companies. For subsequent years, our capital expenditures will depend on economic and market conditions. If we receive authorization to provide triple-play services, we will evaluate whether to increase our capital expenditures to invest in related equipment. Our budgeted capital expenditures are financed through operating cash flows and limited borrowing.

OTHER MATTERS

Investments

We occasionally make investments and enter into joint ventures in telecommunications-related businesses within and outside Mexico. We also invest in publicly traded equity securities of companies in technology and communications businesses.

In May 2010, we acquired for P.296 million the 51.5% equity interest in Scitum, S.A. de C.V. (Scitum), which offers services in the design, implementation and management of infrastructures of security of information in Mexico.

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

Our consolidated financial statements have been prepared in accordance with Mexican Financial Reporting Standards, or Mexican FRS, which differ in certain respects from generally accepted accounting principles in the United States, or U.S. GAAP. Note 18 to our audited consolidated financial statements provides a description of the principal differences between Mexican FRS and U.S. GAAP, as they relate to us; a reconciliation to U.S. GAAP of net income and total stockholders’ equity; and condensed consolidated financial statements under U.S. GAAP.

Overview

Our total revenues have fallen in recent years, as declining average revenues from local, interconnection and long-distance services have been only partly offset by increasing revenues from the data and other businesses. In response to competitive market pressures, we have not raised our nominal rates since 2001, and we have given discounts for our services, particularly domestic long-distance. Revenues have also declined partly because of the wide range of voice services included in our packages with Infinitum ADSL services that include preferential rates.

Competition and changing technologies have had important effects on our financial performance. We expect continued pressure on prices for basic telephone services. In local service, rapid growth in mobile telecommunications has made mobile phone operators the main competitors for local networks. In addition, local and long-distance services face competition from other means of communication such as cable providers, private circuits and the Internet, including VoIP. On the other hand, the number of our broadband Internet access subscribers (Infinitum ADSL) grew by 12.8% in 2010 and 30.2% in 2009, and we expect that it will continue to grow and might affect the usage of other services.

Our mix of revenues has been changing as a result. Revenues from voice services represented 65.1% of our total revenues in 2010 compared to 69.2% in 2009, while revenues from data services represented 29.0% of our total revenues in 2010 compared to 25.9% in 2009. These changes have also affected our profit margins. In 2010, total revenues decreased by 4.6% and our operating income decreased by 17.3%. In 2009, total revenues decreased by 4.0% and our operating income decreased by 13.5%. Our operating margin decreased to 25.0% in 2010 from 28.9% in 2009 because of the changing mix of our revenues.

We expect that our revenues attributable to voice services will continue to decline as a result of continued pressure on prices and continued migration of customers to mobile and alternative products. We expect our revenues from data services will continue to increase as a percentage of our total revenues as demand for integrated telecommunications solutions among corporate customers and Internet penetration rates among residential and commercial customers continue to rise. We expect that the decline in revenues from voice services will be partly offset by an increase in data services revenues.

Our future results may be affected significantly by the general economic and financial conditions in Mexico and the United States, including the level of economic growth, exchange rate and interest rate fluctuations and inflation. Our performance may also be affected by acquisitions and other investments we may make. Exchange rate variations on our U.S. dollar-denominated indebtedness contribute to the volatility of our financing cost, which we manage through the use of derivative instruments. Exchange gain, net, was P.394 million in 2010 and P.1,097 million in 2009.

We may be affected by actions taken by regulatory authorities and legal proceedings in connection with regulatory matters. See Item 4. Information on the Company—Regulation and Item 8. Legal Proceedings.

Transition to IFRS

Beginning in 2012, Mexican issuers with securities listed on the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores or “CNBV”) will be required to prepare financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Issuers may voluntarily report using IFRS before the change in the reporting standards becomes mandatory. We began presenting our financial statements in accordance with IFRS for periods beginning January 1, 2011.

Effect of Inflation Accounting

Historically, Mexican FRS required that that we recognize the effects of inflation on our financial information. Upon the adoption of Mexican FRS B- 10, effective January 1, 2008, we ceased to recognize the effects of inflation on our financial information, because we currently operate in a non-inflationary economic environment for purposes of Mexican FRS. An environment is inflationary if the cumulative inflation rate equals or exceeds an aggregate of 26% over three consecutive years (equivalent to an average of 8% in each year). Accordingly, our financial statements contained in this annual report are presented without inflationary effects, except for those non-monetary items that included inflation effects through December 31, 2007. Subsequent additions are recognized at historical cost.

We will be presenting our annual financial statements in accordance with IFRS for the fiscal year ending December 31, 2011, with an official IFRS “adoption date” as of January 1, 2011 and a “transition date” to IFRS of January 1, 2010.

IFRS does not establish an absolute rate of inflation at which hyperinflation is deemed to arise. Instead, it considers certain economic characteristics of a country (e.g. whether the general population keeps its wealth in non-monetary assets or in a relatively stable foreign currency, whether sales account receivables are indexed to inflation until collection, whether interest rates, wages, and prices are linked to a price index) to be strong indicators of the existences of hyperinflation. Also, once the cumulative inflation rate over three years approaches or exceeds 100% hyperinflation, may be deemed to exist.

Changes in Mexican FRS

Note 1 to our audited consolidated financial statements discusses new accounting pronouncements under Mexican FRS that became effective in 2010. The pronouncements that became effective on January 1, 2010 were fully implemented in the financial statements included in this annual report. The accounting pronouncements discussed in Note 1 to our audited consolidated financial statements that became effective on January 1, 2008, were applied on a prospective basis and prior years’ financial statements have not been adjusted. As a result, our financial statements from 2008 through 2010 may not be comparable to our financial statements of prior years.

Summary of Operating Income and Net Income

The table below summarizes our consolidated income statement for the past three years.

	Year ended December 31,
	2010			2009			2008
	(millions of pesos)		(percentage of operating revenues)	(millions of pesos)		(percentage of operating revenues)	(millions of pesos)		(percentage of operating revenues)
Operating revenues:
Local service	P.	41,007	36.1%	P.	45,028	37.8%	P.	48,982	39.5%
Domestic long-distance service		12,265	10.8		14,143	11.9		15,742	12.7
International long-distance service		5,646	5.0		6,662	5.6		8,793	7.1
Interconnection service		15,023	13.2		16,573	13.9		19,140	15.4
Data services		32,879	29.0		30,817	25.9		25,387	20.4

Other		6,743	5.9		5,877	4.9		6,061	4.9

		113,563	100.0		119,100	100.0		124,105	100.0

Operating costs and expenses:
Cost of sales and services		34,711	30.6		34,178	28.7		32,523	26.2
Commercial, administrative and general expenses		22,351	19.7		20,811	17.5		19,863	16.0
Interconnection		10,561	9.3		11,796	9.9		14,043	11.3
Depreciation and amortization		17,523	15.4		17,951	15.0		17,933	14.5

		85,146	75.0		84,736	71.1		84,362	68.0

Operating income		28,417	25.0%		34,364	28.9%		39,743	32.0%

Other expenses, net		78			1,350			679
Financing cost:
Interest income		(584)			(711)			(913)
Interest expense		5,734			6,122			7,652
Exchange (gain) loss, net		(394)			(1,097)			2,494

		4,756			4,314			9,233
Equity interest in net income (loss) of affiliates		196			255			(62)

Income before income tax		23,779			28,955			29,769
Income tax		8,408			8,486			9,592

Net income	P.	15,371		P.	20,469		P.	20,177

Distribution of net income:
Controlling interest	P.	15,384		P.	20,469		P.	20,177
Non-controlling interest		(13)			—			—

	P.	15,371		P.	20,469		P.	20,177

Earnings per share	P.	0.85		P.	1.11		P.	1.07

Revenues

Total revenues in 2010 were P.113,563 million, a decrease of 4.6% compared to 2009, primarily due to a decline in revenues from local, long-distance and “calling party pays” services, partly offset by the increase in revenues generated from data services and other revenues. The percentage of our revenues attributable to voice services (including local, long-distance and interconnection services) declined from 69.2% in 2009 to 65.1% in 2010, while revenues from data services grew to 29.0% of our revenues in 2010 compared to 25.9% in 2009.

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

Revenues from local service decreased by 8.9% in 2010 and 8.1% in 2009. The decreases in 2010 and 2009 were principally due to lower average revenue per local billed call, reductions in local traffic due to competition from both wireless and other fixed-line service providers and the reduction in billed lines.

Domestic Long-distance Revenues

Operating revenues from domestic long-distance service consist of (a) amounts earned from our customers and (b) amounts earned from other telecommunications operators for terminating their domestic long-distance calls. The amount of operating revenues from domestic long-distance service depends on rates and traffic volume.

Domestic long-distance revenues decreased by 13.3% in 2010 and by 10.2% in 2009. The decrease in 2010 was due to a reduction in traffic flow, lower average revenue per minute in termination traffic with long distance operators and cellular carriers and higher penetration of service packages that include domestic long distance service. The decrease in 2009 was primarily due to lower average revenue per minute due to our increased offerings of telecommunications services packages with Infinitum ADSL services that include long-distance minutes, which promote traffic volume but reduce average revenue per minute.

International Long-distance Revenues

Operating revenues from international long-distance service consist of (a) amounts earned from our customers and (b) amounts earned from foreign telecommunications carriers for terminating international calls. The amount of operating revenues from international long-distance service depends on the volume of traffic, the rates charged to our customers, the rates charged by each party under agreements with foreign carriers, principally in the United States, and the effects of competition. We report international long-distance revenues gross of the settlement amounts payable to foreign carriers, which are recorded in cost of sales and services. In 2010, settlement payments from foreign carriers represented 2.1% of our consolidated revenues and 43.1% of our international long-distance revenues. Settlement payments under service agreements with foreign carriers are generally denominated in U.S. dollars.

International long-distance revenues decreased by 15.3% in 2010 and by 24.2% in 2009. The decrease in 2010 was primarily due to a decrease in average revenue per minute of outgoing traffic resulting from the inclusion of international long distance minutes in some telecommunications services packages with Infinitum ADSL services, which was partially offset by a 3.9% increase in outgoing traffic. Incoming international long distance traffic revenues decreased by 5.6% compared with the previous year due to a decrease in the interconnection rates received from U.S. carriers which was partially offset by an increase of 21.2% in incoming traffic. The decrease in 2009 was primarily due to a decline in outgoing traffic of 31.8%, reflecting a decrease in Mexico’s economic activity as well as a decrease in traffic from mobile operators, partially offset by an increase in average revenue per minute. Revenues from incoming international long-distance traffic decreased by 22.8% in 2009, mainly due to an 8.6% decline in incoming traffic and a reduction in the average revenue per minute.

Revenues from Interconnection Service

Revenues from interconnection service are comprised of fees for connection with our network of fixed-to-mobile, mobile-to-fixed and long-distance calls. Calls between fixed and mobile telephones are subject to the “calling party pays” service, which covers long-distance calls as well as local calls. In the case of local and domestic long-distance services, under the “calling party pays” services, our fixed-line customers pay us an interconnection charge when they call a mobile telephone. Of that amount, we pay a percentage to the mobile carrier that completed the call (66.2% in 2010). We recognize the amount paid to us under interconnection revenue, and we recognize the amount we pay under interconnection cost.

Revenues from interconnection service decreased by 9.4% in 2010 and by 13.4% in 2009. The decreases in both years were primarily due to decreases in the “calling party pays” rates of 5.6% in 2010 and 7.0% in 2009 and a decline in traffic due to increased market penetration by mobile phone operators. In 2010, revenues from fixed-to-mobile calls accounted 85.0% of interconnection revenues (84.2% in 2009) and revenues from local and long-distance operators represented 9.9% of interconnection revenue (10.6% in 2009). The balance of interconnection revenues represented payments from mobile phone carriers for mobile-to-fixed calls. Pursuant to a new agreement with some mobile phone operators, the “calling party pays” rates for local, domestic long-distance and international long-distance revenues could decline between 2011 and 2014.

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

Revenues from data services increased by 6.7% in 2010 and by 21.4% in 2009. The increases in 2010 and 2009 were primarily due to increases in the number of Internet access accounts with Infinitum ADSL by 12.8% in 2010 and 30.2% in 2009 (totaling 7.4 million in 2010 and 6.5 million in 2009), partially offset by lower average revenues per Internet access account with Infinitum ADSL. Revenue from data services also increased in 2010 and 2009 due to higher revenues from VPN services and data-related value-added services for the corporate market.

Other Revenues

The main components of other revenues are sales of computers, telephones and accessories at Telmex stores and billing and collection services offered to third parties. Other revenues increased by 14.7% in 2010 and decreased by 3.0% in 2009. The increase in 2010 was mainly due to increased sales of computers at Telmex stores and increased revenues from our billing and collection services. The decrease in 2009 was mainly due to lower revenues from our billing and collection services, partially offset by increased sales of computers at Telmex stores.

Operating Costs and Expenses

Cost of Sales and Services

Cost of sales and services increased by 1.6% in 2010 and by 5.1% in 2009. The increase in 2010 was primarily due to the higher cost of third party products and services for corporate customers and the cost of goods sold attributable to increased sales of computers and telecommunications equipment. The increase in 2009 was primarily due to higher labor costs, cost of goods sold attributable to higher sales of computers and telecommunications equipment and third party services for corporate customers.

Commercial, Administrative and General Expenses

Commercial, administrative and general expenses increased by 7.4% in 2010 and 4.8% in 2009. The increase in 2010 was primarily due to higher labor costs, maintenance expenses and advertising, partially offset by lower charges for doubtful accounts receivable. The increase in 2009 was primarily due to higher charges for doubtful accounts receivable, higher labor costs and higher sales activities related to the growth of Internet broadband services, effects partially offset by various initiatives to reduce costs.

Interconnection Costs

Interconnection costs include payments to mobile phone carriers for “calling party pays” services. Interconnection costs decreased by 10.5% in 2010 and by 16.0% in 2009. The decreases in 2010 and 2009 were due to both a decline in the rate paid to mobile phone operators for calls under the “calling party pays” services and a decline in fixed-to-mobile traffic.

Depreciation and Amortization

Depreciation and amortization decreased by 2.4% in 2010 and remained stable in 2009. The decrease in 2010 was due to lower expenditures on plant, property and equipment in recent years.

Operating Income

In 2010, operating income decreased by 17.3%, reflecting a 4.6% decrease in revenues and a 0.5% increase in operating costs and expenses. Operating margin decreased to 25.0% in 2010 from 28.9% in 2009. In 2009, operating income decreased by 13.5%, reflecting a 4.0% decrease in revenues and a 0.4% increase in operating costs and expenses. Operating margin decreased to 28.9% in 2009 from 32.0% in 2008. The decrease in operating margins in both periods reflects the changing mix of our revenues.

Other Expenses, Net

Other expenses, net, amounted to P.78 million in 2010 and P.1,350 million in 2009. Other expenses, net, mainly consist of the net amount we are required to recognize under our employee profit sharing obligations expense. In addition in 2010, other expenses, net, included a gain related to the liquidation of a trust fund in connection with a social security proceeding that was resolved in our favor and a gain that arose from the sale of 2Wire. Telmex, like other Mexican companies, is required by law to pay to its employees, in addition to their agreed compensation and benefits, profit sharing in an aggregate amount equal to 10% of our taxable income (calculated without reference to inflation adjustments).

Financing Cost, Net

Under Mexican FRS, net financing cost reflects interest income, interest expense, and foreign exchange gain or loss. A substantial proportion of our indebtedness (54.8% at December 31, 2010) is denominated in U.S. dollars, and we engage in derivative transactions to manage our exposure to exchange rate variation.

In 2010, net financing cost was P.4,756 million compared with P.4,314 million in 2009. The changes in each component were as follows:

•	Interest income decreased by 17.9% in 2010 and by 22.1% in 2009. The decreases in 2010 and 2009 were both due to a lower level of average interest-bearing assets.

•

Interest expense decreased by 6.3% in 2010 and by 20.0% in 2009. The decrease in 2010 and 2009 was primarily due to a lower average level of debt. In each year, we recognized a net expense on interest-rate swaps (P.1,688 million in 2010, and P.1,942 million in 2009) and the ineffective portion of our cash flow hedges (P.507 million in 2010 and P.115 million in 2009).

•

We recorded net exchange gain of P.394 million in 2010 and of P.1,097 million in 2009. In 2010 and 2009, the net exchange gain was due to a gain caused by the appreciation of the peso against the U.S. dollar by approximately 5.4% 2010 and 3.5% 2009, based on the period-end exchange rates, partly offset by net fair value losses on currency hedging instruments.

•	We did not recognize the effects of inflation in the Income Statement in 2010, 2009 and 2008 as we adopted Mexican FRS B-10, effective January 1, 2008.

Income Tax

The statutory rate of the Mexican corporate income tax was 30% in 2010 and 28% in 2009 and 2008. Under the Mexican Tax Reform Law approved in December 2009, the corporate income tax rate was increased from 28% to 30% for 2010 through 2012, and will be scaled back to 29% in 2013 and 28% in 2014 and future years.

Our effective rate of corporate income tax as a percentage of pre-tax profit was 35.4% in 2010, 29.3% in 2009 and 32.2% in 2008. Although after 2007 we no longer recognize the effects of inflation in our financial statements, we do continue to recognize the impact of inflation for tax reporting purposes. This causes our taxable income to be affected by taxable monetary gain on our net monetary liabilities and by higher depreciation due to the application of inflation indexation on our assets. Our effective tax rate in 2010 was higher than in 2009 due to a higher statutory rate (from 28% to 30%) and due to a higher rate of inflation of 4.4%. In 2009 our effective tax rate was lower than in 2008 due to a lower rate of inflation of 3.6% in 2009 compared to 6.5% in 2008.

On January 1, 2008, the Flat-Rate Business Tax Law (FRBT or Impuesto Empresarial a Tasa Única) became effective. The FRBT is computed by applying the applicable rate to income determined on the basis of cash flows, which is determined by deducting authorized deductions from all income collected from those activities that are subject to the tax. As established under the FRBT, certain FRBT credits also may be deducted from the FRBT payable. The FRBT rate is 16.5% in 2008, 17% in 2009 and 17.5% in 2010 and succeeding years.

FRBT is payable only to the extent it exceeds income tax for the same period. To determine FRBT payable, income tax paid in a given period is first subtracted from the FRBT of the same period. For the years ended December 31, 2010, 2009 and 2008, no FRBT was due.

Net Income

Net income, decreased by 24.9% in 2010 and increased by 1.4% in 2009. The decrease in 2010 was due primarily to a decline in revenues from voice services and the other factors described above. The increase in 2009 was primarily due to lower financing cost and income taxes, which offset a decline in revenues from voice services.

Liquidity and Capital Resources

Our main capital requirements are capital expenditures, dividend payments, share repurchases and the repayment of debt. We have generally met our capital requirements primarily from operating cash flows and some limited borrowing. Cash flows provided by operating activities were P.39,476 million in 2010 and P.40,235 million in 2009.

We had a working capital surplus of P.4,316 million at December 31, 2010 and of P.14,452 million at December 31, 2009. We believe that our working capital is sufficient to cover our current requirements.

Our capital expenditures were P.10,588 million in 2010, P.8,998 million in 2009 and P.10,081 million in 2008. In 2010, we used 56.2% of our capital expenditures for projects in data, connectivity and transmission networks, and the balance for operational support projects. We expect that our capital expenditures in 2011 will be approximately P.10.8 billion (U.S.$871.0 million), excluding expenditures for any business acquisitions we may make. If we receive authorization to provide triple-play services, we will evaluate whether to increase our capital expenditures to invest in related equipment.

The amount we spent on share repurchases was P.340 million in 2010, P.4,095 million in 2009 and P.12,872 million in 2008. The amount spent on share repurchases is determined from time to time by the Board of Directors taking into account factors including the price of our shares and our capital resources. See Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Dividends paid totaled P.8,737 million in 2010, P.15,093 million in 2009 and P.7,609 million in 2008.

In the table below we set forth certain contractual obligations as of December 31, 2010, consisting of debt and purchase obligations, and the period in which the contractual obligations come due. The amount of our long-term debt reported in the table excludes interest and fee payments, which are primarily variable amounts, and does not reflect derivative financial instruments, which provide for payment flows that vary depending on exchange rates and interest rates. Purchase obligations include capital commitments primarily for equipment supply and maintenance contracts. The table below does not include pension liabilities, deferred taxes or current accounts payable.

	Payments Due by Period (as of December 31, 2010)
	Total		2011		2012-2013		2014-2015		2016 and beyond
	(in millions of pesos)
Contractual obligations:
Total debt(1)	P	.74,521	P	.11,952	P	.23,089	P	.19,005	P	.20,475
Purchase obligations		5,346		4,489		857		—		—

Total	P	.79,867	P	.16,441	P	.23,946	P	.19,005	P	.20,475

(1)	Excludes interest payments, fees and the effect of derivative financial instruments.

At December 31, 2010, we had total indebtedness of P.74,521 million (approximately U.S.$6,031 million) compared to total indebtedness of P.102,874 million (approximately U.S.$7,878 million) at December 31, 2009. In 2010, we incurred additional U.S. dollar and peso-denominated debt and reduced our debt by repaying P.35,728 million.

The primary repayments in 2010 consisted of the repayment of senior notes in the amount of P.12,294 million (U.S. $950 million) in January, the repayment of a syndicated loan in the amount of P.3,116 million (U.S.$250 million) in March and the prepayment of a syndicated loan in the amount of P.12,260 million (U.S.$1,000 million) in November that was originally scheduled to mature in October 2011.

Of our total debt at year-end 2010, P.11,952 million (U.S.$967 million) is scheduled to come due in 2011. This includes U.S.$500 million of indebtedness to América Móvil, which is scheduled to mature in October 2011. For 2011, we expect to refinance part of our maturing debt with new borrowings, depending on market conditions may be in the capital markets, from financial institutions.

The major categories of indebtedness are as follows:

•

Foreign currency-denominated bank loans. These include two syndicated loan facilities, loans with support from export credit agencies and other loans. Most of our bank facilities bear interest at specified spreads over London Interbank Offered Rate (LIBOR). The weighted average interest rate at December 31, 2010 was approximately 0.8%. We had U.S.$1,753 million (P.21,666 million) in bank loans outstanding at December 31, 2010. Of the credit facility we obtained in August 2006 of U.S.$3,000 million, we have a tranche of U.S.$700 million that remains outstanding and matures in 2013. In June 2006, we obtained a U.S.$500 million syndicated loan facility divided into two equal tranches, of which one tranche of U.S.$250 million remains outstanding and matures in 2012.

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

•

Senior notes issued outside Mexico. We had U.S.$1,298 million (P.16,044 million) and P.4,500 million aggregate principal amounts of senior notes outstanding at December 31, 2010. We have three outstanding series of senior notes issued outside of Mexico:

Maturity	Issuance	Interest	Outstanding Amount (millions)
January 2015	January/February 2005	5.50%	U.S.$	798
January 2016	January 2006	8.75%	P.	4,500
November 2019	November 2009	5.50%	U.S.$	500

In February 2011, América Móvil offered to acquire from eligible bondholders our 5.5% senior notes due 2015 and our 5.5% senior notes due 2019 in exchange for new debt securities of América Móvil. As a result, in March 2011, América Móvil acquired U.S.$243.6 million of senior notes due 2015 and U.S.$122.6 million of senior notes due 2019. We purchased from América Móvil all the notes that América Móvil acquired in the exchange offer for an aggregate price of U.S.$394 million, which represents a premium of U.S.$27.8 million over par, and we extinguished those senior notes. The price we paid was based on the market value of the América Móvil notes issued in the exchange offer.

•

Peso-denominated senior notes issued in Mexico. We have issued peso-denominated senior notes (certificados bursátiles) from time to time in the Mexican market. Some of these notes bear interest at fixed rates and some bear interest at specified spreads based on the Mexican interbank equilibrium interest rate (Tasa de Interés Interbancaria de Equilibrio). At December 31, 2010, we had P.25,900 million of such notes outstanding, maturing from 2011 to 2037, and the weighted average interest rate was 6.3%.

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

At December 31, 2010, 54.8% of our total consolidated indebtedness was denominated in U.S.dollars, 40.9% was denominated in Mexican pesos and the remainder was denominated in other currencies. Our currency hedging practices are described below.

At December 31, 2010, 61.9% of our debt obligations bore interest at floating rates. The weighted average cost of all borrowed funds at December 31, 2010 (including interest and reimbursement of certain lenders for Mexican taxes withheld, but excluding fees and the effect of interest-rate swaps) was approximately 4.3% (compared to approximately 4.0% at December 31, 2009). The inclusion of fees and the effect of interest-rate swaps in the calculation of weighted average cost of all borrowed funds at December 31, 2010 would increase such cost by 2.3% to approximately 6.6% (compared to approximately 5.9% at December 31, 2009). Such cost does not include the effect of exchange rate variations. We have not pledged any assets as security for our debt.

Derivatives and Hedging

A substantial part of our indebtedness is denominated in U.S. dollars (54.8% as of December 31, 2010), and we have relatively limited assets and revenues denominated in U.S. dollars. As of December 31, 2010, our U.S. dollar-denominated indebtedness amounted to P.40,853 million. In addition, a substantial part of our indebtedness bears interest at variable rates (61.9% as of December 31, 2010). As a result, we are exposed to risks from changing currency exchange rates and interest rates.

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

We have engaged in derivatives transactions to reduce our exposure to changes in exchange rates. As of December 31, 2010, our cross-currency swaps covered foreign currency liabilities of U.S.$3,487 million and short-term forwards contracts covered U.S. dollar liabilities of U.S.$40 million, although the amount of our derivatives position varies substantially from time to time.

We have also engaged in derivatives transactions to reduce our exposure to changes in interest rates. Specifically, we have entered into interest-rate swaps in which we pay interest at a fixed rate and receive interest at a variable rate, on a notional amount in Mexican pesos or U.S. dollars. From time to time, we have also entered into interest-rate swaps in which we pay variable rates and receive fixed rates, as part of the management of our overall position. The general effect of these swaps is to replace an obligation to pay variable-rate interest on our debt with an obligation to pay fixed-rate interest. As of December 31, 2010, the aggregate notional amount of our peso-denominated variable rate to fixed rate interest-rate swaps was P.16,649 million.

The net fair value of our derivative instruments was an asset of P.5,396 as of December 31, 2010.

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

Net income under U.S. GAAP was P.14,981 million in 2010, P.19,818 million in 2009 and P.21,955 million in 2008. Compared to Mexican FRS, net income under U.S. GAAP was 2.5% lower in 2010, 3.2% lower in 2009 and 8.8% higher in 2008.

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

Estimated Useful Lives of Plant, Property and Equipment

We estimate the useful lives of particular classes of plant, property and equipment in order to determine the amount of depreciation expense to be recorded in each period. Depreciation expense is a significant element of our costs, amounting in 2010 to P.17,392 million, or 20.4% of our operating costs and expenses, under Mexican FRS, and P.18,058 million, or 20.8% of our operating costs and expenses, under U.S. GAAP. See Notes 4 and 18 to our audited consolidated financial statements.

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

Employee Pensions and Seniority Premiums

We recognize liabilities on our balance sheet and expenses in our income statement to reflect our obligations to pay employees under defined benefit retirement and seniority premium plans. The amounts we recognize are determined on an actuarial basis that involves many estimates and accounts for post-retirement and termination benefits in accordance with Mexican FRS. In 2010, we recognized net period cost relating to these obligations of P.5,528 million under Mexican FRS and P.5,519 million under U.S. GAAP.

We use estimates in four specific areas that have a significant effect on these amounts: (a) the discount rates that we use to calculate the present value of our future obligations, (b) the rate of increase in salaries that we assume we will observe in future years, (c) the rate of return we assume our pension fund will achieve on its investments and (d) the expected rate of inflation. The assumptions we have applied are identified in Note 10 (Mexican FRS) and Note 18 (U.S. GAAP) to our audited consolidated financial statements. These estimates are based on our historical experience, on current conditions in the financial markets and on our judgments about the future development of our salary costs and the financial markets. We review the estimates each year, and if we change them, our reported expense for pension costs may increase or decrease. In 2008, we began using nominal rates instead of real rates in preparing these estimates as a result of the cessation of inflation accounting under Mexican FRS.

Our liability for future pensions and seniority premiums is also affected by our estimate of the number of retired employees, and our pension fund is affected by the estimated rate of return on investments. Actual results may vary from these estimates. In 2010, the net actuarial loss of P.6,479 million was due to (i) the effect of an actuarial gain of P.1,130 million due to variations in reference rates that resulted in an increase in the value of plan assets invested in equity securities and fixed-income instruments, offset by (ii) an actuarial loss of P.7,609 million attributable mainly to a higher than estimated number of employees retiring and higher than estimated salaries and pension benefits of retired employees.

As of December 31, 2010, 46.4% of fund assets consisted of peso-denominated fixed-income securities and 53.6% consisted of variable-income securities. The fund has experienced volatile returns on its investments in equity securities, which resulted in net losses on plan assets in prior years.

Allowance for Doubtful Accounts Receivable

We maintain an allowance for doubtful accounts receivable based on our estimates of losses we may experience because our customers or other telecommunications carriers do not pay the amounts they owe us. At December 31, 2010, the balance of the allowance was P.5,035 million. For our customers, we perform a statistical analysis based on our past experience, current delinquencies and economic trends. For carriers, we make individual estimates that may reflect our evaluation of pending disputes over amounts owed. Our allowance mainly consists of accounts that are over 90 days delinquent. Our allowance could prove insufficient if our statistical analysis of our customer receivables is inadequate, or if one or more carriers refuse or are unable to pay us. See Note 3 to our audited consolidated financial statements.

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

Impairment of Long-Lived Assets, Intangibles and Goodwill

We have large amounts of long-lived assets on our balance sheet. Under Mexican FRS and U.S. GAAP, we are required to test long-lived assets for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable for plant, property and equipment, licenses and trademarks. Impairment testing for goodwill is required to be performed on an annual basis. At December 31, 2010, these assets include plant, property and equipment (P.99,421 million, net of accumulated depreciation), licenses (P.851 million, net of accumulated amortization), trademarks (P.457 million) and goodwill (P.103 million). To estimate the fair value of long-lived assets, we typically make various assumptions about the future prospects for the business to which the asset relates, consider market factors specific to that business and estimate future cash flows to be generated by that business. Based on these assumptions and estimates, as well as guidance provided by Mexican FRS and U.S. GAAP relating to the impairment of long-lived assets, we determine whether we need to take an impairment charge to reduce the net carrying value of the asset stated on our balance sheet to reflect its estimated fair value. Assumptions and estimates about future values and remaining useful lives are complex and often subjective. They can be affected by a variety of factors, including external factors such as industry and economic trends, and internal factors such as changes in our business strategy and our internal forecasts.

During 2010, 2009 and 2008, we did not recognize any impairment of plant, property and equipment, licenses, trademarks or goodwill.

Fair Value of Derivatives

Under Mexican FRS (Bulletin C-10, Instrumentos Financieros Derivados y Operaciones de Cobertura (Derivative Financial Instruments and Hedging Activities)) and U.S. GAAP (ASC 815, Derivatives and Hedging), we are required to recognize all derivatives as either assets or liabilities on our balance sheet and measure those instruments at fair value. Accounting for derivative transactions allows us to use the fair values as determined by the financial institutions with whom we enter into these transactions, which we use as the basis for recognition of the derivative financial instruments in our financial statements. The fair value of derivative financial instruments is based on estimated settlement costs or quoted market prices supported by confirmations of these values received from the counterparties to these financial instruments and by determinations of independent third parties applying technical models based on statistical and market data. Changes in the fair value of derivative financial instruments are recorded each year in net income or as a component of accumulated other comprehensive income, based on the type of hedging instrument and the effectiveness of the hedge and whether or not the derivative has been designated, and qualifies, as an accounting hedge.

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

Our bylaws provide that the members of the Board of Directors are appointed for terms of one year and may be reelected. The names and positions of the current 20 members of our Board of Directors elected at the annual ordinary general meeting of our shareholders held on April 28, 2011, their dates of birth and information on their principal business activities outside Telmex are as follows:

Carlos Slim Domit	Born:	1967
Chairman; chairman of the executive committee	First elected: Term expires:	1995 2012
	Principal occupation and other directorships:	Chairman of the board of directors of Teléfonos de México, S.A.B. de C.V.; Chairman of the board of directors of Grupo Carso, S.A.B. de C.V., Grupo Sanborns, S.A. de C.V. and U.S. Commercial Corp., S.A. de C.V.; Chairman of the board of directors of Carso Global Telecom, S.A.B. de C.V.
	Business experience:	Chief Executive Officer of Sanborn Hermanos, S.A.

Antonio Cosío Ariño	Born:	1935
Director; member of the audit committee; alternate member of the executive committee	First elected: Term expires: Principal occupation:	1991 2012 Chief Executive Officer of Cía. Industrial de Tepeji del Río, S.A. de C.V. and Fábrica de Hilados y Tejidos Puente Sierra, S.A de C.V.
	Other directorships:	Chairman of the board of directors of Bodegas de Santo Tomás, S.A. de C.V., Grupo Hotelero Brisas, S.A. de C.V. and Cía. Industrial de Tepeji del Río, S.A. de C.V.

Antonio del Valle Ruiz Director	Born: First elected: Term expires: Principal occupation:	1938 2011 2012 Chairman of the board of directors of Grupo Empresarial Kaluz, S.A. de C.V.
	Other directorships:	Member of the board of directors of Mexichem, S.A.B. de C.V., Escuela Bancaria y Comercial, Minera las Cuevas, Polímeros de México and Fundación Pro Empleo, A.C.
	Business experience:	Founder of Grupo Empresarial Kaluz, S.A. de C.V., founder and Chief Executive Officer of Grupo Financiero Bital, Chairman of the Mexican Business Round Table, President of the Mexican Bankers Association.

Laura Diez Barroso de Laviada Director	Born: First elected: Term expires: Principal occupation:	1951 2011 2012 President of Tenedora y Promotora Azteca, S.A. de C.V.
	Business experience:	Member of the board of directors of Grupo Financiero Inbursa, S.A.B. de C.V., Fundación del Centro Histórico de la Ciudad de México A.C. and Royal Caribbean International.

Amparo Espinosa Rugarcía	Born:	1941
Director	First elected:	1991
	Term expires:	2012
	Principal occupation:	Chief Executive Officer of Documentación y Estudios de Mujeres, A.C.
	Business experience:	Newspaper columnist; speaker at various domestic and international events.

Elmer Franco Macías Director	Born First elected: Term expires: Principal occupation:	1940 1991 2012 Chief Executive Officer and president of the board of directors of Infra, S.A. de C.V.

	Other directorships:	Member of the board of directors of Corporación Infra, S.A. de C.V., Comercial Infra, S.A de C.V., ICA, S.A. de C.V. and Banco Nacional de México, S.A.
	Business experience:	Various positions at Grupo Infra since 1958.

Daniel Hajj Aboumrad Director; alternate member of the executive committee	Born: First elected: Term expires: Principal occupation:	1966 2011 2012 Chief Executive Officer of América Móvil, S.A.B. de C.V.
	Other directorships:	Director of América Móvil, S.A.B. de C.V., Director of Grupo Carso, S.A.B. de C.V. and Director of Carso Global Telecom, S.A.B. de C.V.
	Business experience:	Chief Executive Officer of Hulera Euzkadi, S.A. de C.V.

Roberto Kriete Ávila Director	Born: First elected: Term expires: Principal occupation:	1953 2011 2012 Chairman and CEO, TACA Airlines; President Compañía of Kriete Group and Principal Escuela Superior de Economía y Negocios (ESEN) in El Salvador.
	Other directorships:	President of the board of directors, Real Intercontinental Hotel of San Salvador and President of Coatepeque Foundation.
	Business experience:	Director, Camino Real Hotel; Director and Secretary, Banco Agrícola Commercial of El Salvador.

José Kuri Harfush	Born:	1949
Director; member of the audit committee	First elected: Term expires:	1995 2012
	Principal occupation:	Chief Executive Officer of Productos Dorel, S.A. de C.V. and Janel, S.A. de C.V.
	Other directorships:	Member of the board of directors of Banco Inbursa, S.A., Seguros Inbursa, S.A.B. de C.V., Grupo Carso, S.A.B. de C.V., Carso Global Telecom, S.A.B. de C.V. and Impulsora del Desarrollo y el Empleo en América Latina S.A.B. de C.V.

Ángel Losada Moreno	Born:	1955
Director	First elected:	1991
	Term expires:	2012

	Principal occupation:	Chairman of the board of directors and Chief Executive Officer of Grupo Gigante, S.A.B. de C.V.
	Other directorships:	Chairman of the board of directors of Controempresas, S.A. de C.V.; member of the board of directors of Grupo Financiero Banamex—Citigroup, S.A. de C.V. and Compañìa Mexicana de Aviación, S.A. de C.V.
	Business experience:	President of the Advisory Board of the National Association of Autoservice and Department Stores (ANTAD); member of the board of directors of Chamber of Commerce of Mexico City, Casa de Bolsa Inverlat, S.A., Seguros América, S.A. and Food Market Institute.

Francisco Medina Chávez Director	Born: First elected: Term expires: Principal occupation:	1956 2011 2012 President and Chief Executive Officer of Grupo Fame, S.A. de C.V.
	Other directorships:	Member of the board of directors of Banamex Citigroup Mexico and Aeroméxico.
	Business experience:	Director of several companies involving real estate, automobiles and financing.

Juan Antonio Pérez Simón	Born:	1941
Vice Chairman; chairman of the corporate practices committee; member of the executive committee	First elected: Term expires: Principal occupation and other directorships:

1991

2012

Chairman of the board of directors and member of the executive committee of Sanborn Hermanos, S.A.; member of the board of directors of Grupo Carso, S.A.B. de C.V., Grupo Financiero Inbursa, S.A.B. de C.V., Carso Global Telecom, S.A.B. de C.V., Cigarros La Tabacalera Mexicana, S.A. de C.V. and Sears Roebuck de México, S.A. de C.V.

Marco Antonio Slim Domit	Born:	1968
Director	First elected:	1995
	Term expires:	2012
	Principal occupation:	Chairman of the board of directors and Chief Executive Officer of Grupo Financiero Inbursa, S.A.B. de C.V.
	Other directorships:	Member of the board of directors of Grupo Carso, S.A.B. de C.V. and Carso Global Telecom, S.A.B. de C.V.

	Business experience:	Various positions in the financial and commercial area at Grupo Financiero Inbursa, S.A.B. de C.V.

Patrick Slim Domit	Born:	1969
Director	First elected:	1999
	Term expires:	2012
	Principal occupation:	Chairman of the board of directors of América Móvil, S.A.B. de C.V. and Chief Commercial Officer of Teléfonos de México, S.A.B. de C.V.
	Other directorships:	Vice President of the board of directors of Grupo Carso, S.A.B. de C.V. and member of the board of Impulsora del Desarrollo y el Empleo de América Latina, S.A.B. de C.V. and Carso Global Telecom S.A.B. de C.V.
	Business experience:	Chief Executive Officer of Industrias Nacobre, S.A. de C.V. and Chief Executive Officer of Proveedora Inbursa, S.A. de C.V.

Héctor Slim Seade Director; member of the executive committee	Born: First elected: Term expires: Principal occupation:	1963 2007 2012 Chief Executive Officer of Teléfonos de México, S.A.B. de C.V.
	Other directorships:	Member of the board of directors of Grupo Financiero Inbursa, S.A.B. de C.V.
	Business experience:	Director of Operational Support of Teléfonos de México, S.A.B. de C.V.; Chief Executive Officer of Fianzas Guardiana Inbursa, S.A. and Administrative Officer of Banco Inbursa, S.A.

Fernando Solana Morales Director	Born: First elected: Term expires: Principal occupation:

1931

2011

2012

President of the Mexican Board of International Affairs; President of the Mexican Fund for Education and Development; President of Solana Advisers; member of the board of directors of Analítica.

	Other directorships:	Member of the board of directors of banks, industrial enterprises, universities, philanthropic and cultural organizations.
	Business experience:	Member of the Mexican Senate; Chief Executive Officer of Banco Nacional de México, S.A.; Secretary to the Mexican Ministry of International Affairs; Ministry of Education; Ministry of Commerce.

Michael J. Viola Director; member of the executive committee	Born: First elected: Term expires: Principal occupation: Business experience:	1954 2009 2012 Senior Vice President-Finance of AT&T, Inc. Various positions at AT&T, Inc. since 2000.

Michael Bowling	Born:	1967
Director; alternate member of the executive committee	First elected: Term expires:	2011 2012
	Principal occupation:	Pressident of AT&T Mexico, Inc.
	Business experience:	Vice President of Converged Services and Platform Development of AT&T, Inc., Vice President of Marketing of AT&T, Inc. and Product Management for Broadband of AT&T, Inc.

Rafael Moisés Kalach Mizrahi	Born:	1946
Director; chairman of the audit committee	First elected: Term expires:	1995 2012
	Principal occupation:	Chairman of the board of directors and Chief Executive Officer of Grupo Kaltex, S.A. de C.V., Chairman of the board of directors of Coltejer, S.A.
	Other directorships:	Member of the board of directors of Grupo Carso, S.A.B. de C.V., Sears Roebuck, S.A. de C.V.
	Business experience:	Member of the board of directors of Banco Nacional de México and Bursamex Casa de Bolsa.

Ricardo Martín Bringas	Born:	1960
Director	First elected:	1998
	Term expires:	2012
	Principal occupation:	Chief Executive Officer of Organización Soriana, S.A.B. de C.V.
	Other directorships:	Member of the board of directors of Banco HSBC México, S.A., Grupo Financiero Banamex—Accival, S.A. de C.V., Grupo Financiero Banorte, S.A.B. de C.V. and ING de México; Vitro S.A.B. de C.V., Aeroméxico S.A. de C.V. and member of Consejo Mexicano de Hombres de Negocios, A.C.
	Business experience:	Various positions in the management and financial area at various companies, including Organización Soriana, La Ciudad de París and Restaurantes Martin’s.

The alternate directors elected at the annual ordinary general meeting of our shareholders held on April 28, 2011, each of whom serves a one-year term, are as follows:

First Elected Director or Alternate Director
José Humberto Gutiérrez-Olvera Zubizarreta	1996
Antonio Cosío Pando	2002
Marcos Franco Hernaiz	2009
Eduardo Tricio Haro	2005
Jaime Alverde Goya	1993
Eduardo Valdés Acra	2000
Oscar Von Hauske Solís	2007
Jorge A. Chapa Salazar	2002
Jorge C. Esteve Recolons	2004

The Secretary of the Board of Directors is Sergio F. Medina Noriega.

Of our directors and alternate directors, Marcos Franco Hernaiz is the nephew of Elmer Franco Macías; Antonio Cosío Pando is the son of Antonio Cosío Ariño; Carlos Slim Domit, Marco Antonio Slim Domit and Patrick Slim Domit are sons of Carlos Slim Helú; and Héctor Slim Seade is the nephew of Carlos Slim Helú.

Executive Committee

Our bylaws provide that the executive committee may generally exercise the powers of the Board of Directors. The Board of Directors is also required to consult the executive committee before deciding on certain matters set forth in the bylaws, and the executive committee must provide its views within 10 calendar days following a request from the Board of Directors.

The executive committee is elected from among the directors and alternate directors by a majority vote of the AA Shares and A Shares voting together. Under an agreement entered into in December 2000 between Carso Global Telecom and AT&T International, the executive committee consists of four members. The majority of its members must be of Mexican nationality and elected by Mexican shareholders. Carso Global Telecom and AT&T International have agreed to vote for three members named by Carso Global Telecom and one member named by AT&T International. The current members of the executive committee are Carlos Slim Domit, Juan Antonio Pérez Simón and Héctor Slim Seade, all nominated by Carso Global Telecom and elected by various other Mexican investors, and Michael J. Viola, named upon nomination by AT&T International. The current alternate members of the executive committee are Oscar Von Hauske Solís, Antonio Cosío Ariño and Daniel Hajj Aboumrad, all nominated by Carso Global Telecom and elected by various other Mexican investors, and Michael Bowling, named upon nomination by AT&T International. The current members and alternate members of the executive committee were appointed at the annual ordinary general meeting of shareholders held on April 28, 2011.

Audit Committee

The audit committee consists of Rafael Kalach M. (the audit committee’s chairman, appointed at the annual ordinary general meeting of shareholders held on April 28, 2011), José Kuri Harfush and Antonio Cosío Ariño, all three of whom are directors. Each member of the audit committee qualifies as independent, as determined by our shareholders at their annual ordinary general meeting pursuant to the Mexican Securities Market Law, and also meets the independence requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. See Item 16A. Audit Committee Financial Expert. The audit committee operates under a written charter approved by our Board of Directors.

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

Corporate Practices Committee

The corporate practices committee consists of Juan Antonio Pérez Simón (a director and the corporate practices committee’s chairman, appointed at the annual ordinary general meeting of shareholders held on April 28, 2011), Jaime Alverde Goya and Antonio Cosío Pando (both of whom are alternative directors). The corporate practices committee operates under a written charter approved by our Board of Directors.

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

•	perform any other functions pursuant to its mandate or expressly conferred by our shareholders or the Board of Directors.

Executive Officers

The names, responsibilities and prior business experience of our executive officers are as follows:

Héctor Slim Seade	Appointed:	2006
Chief Executive Officer	Business experience:	Director Operational Support of Teléfonos de México, S.A.B. de C.V.; Chief Executive Officer of Fianzas Guardiana Inbursa, S.A.; Administrative Officer of Banco Inbursa, S.A.

Adolfo Cerezo Pérez	Appointed:	1991
Chief Financial Officer	Business experience:	Various positions in finance at Teléfonos de México, S.A.B. de C.V., including treasurer

Arturo Elias Ayub	Appointed:	2002
Communication, Institutional Relations and Strategic Alliances	Business experience:	Chief Executive Officer of Sociedad Comercial Cadena and various positions at Teléfonos de México, S.A.B. de C.V., including Director of New Services, Regulation and Communication

Javier Mondragón Alarcón	Appointed:	1999
Regulation and Legal Affairs	Business experience:	General Counsel at Grupo Televisa S.A. de C.V.; executive vice president at Grupo Televicentro

Sergio Medina Noriega	Appointed:	1995
Legal	Business experience:	Various legal positions at Bancomer, S.A. (now BBVA Bancomer, S.A.); legal director of Empresas Frisco

Héctor Slim Seade is the nephew of Carlos Slim Helú, and Arturo Elias Ayub is the son-in-law of Carlos Slim Helú.

Compensation of Directors and Officers

For the year ended December 31, 2010, the aggregate compensation of all of our directors and executive officers paid for services in all capacities was approximately P.50.1 million, which included bonus payments totaling P.5.0 million. Annual bonus payments are approved by our corporate practices committee on the basis of various factors, including achievement of performance targets and seniority. Each director received an average fee of P.58.8 thousand for each meeting of the Board of Directors attended in 2010. Members of committees of the Board of Directors received an average fee of P.19.6 thousand for each committee meeting attended in 2010. None of our directors is a party to any contract with us or any of our subsidiaries that provides for benefits upon termination of employment. We do not provide pension, retirement or similar benefits to our directors in their capacity as directors. Our executive officers are eligible for benefits on the same terms as all other Telmex employees, and we do not separately set aside, accrue or determine the amount of our costs that is attributable to executive officers.

Share ownership of Carlos Slim Helú and certain members of his immediate family is set forth in Item 7. Major Shareholders and Related Party Transactions—Major Shareholders. Excluding the individuals discussed therein, our directors, alternate directors and executive officers as a group beneficially own less than 1% of any class of our capital stock.

Employees

We are one of the largest non-governmental employers in Mexico. The following table sets forth the number of employees and a breakdown of employees by main category of activity as of the end of each year in the three-year period ended December 31, 2010:

	December 31,
	2010	2009	2008
End-of-period number of employees	52,062	52,946	54,317
Employees by category of activity:
Local	32,955	34,364	35,505
Long-distance	4,548	4,518	4,801
Other	14,559	14,064	14,011

At December 31, 2010, the Telephone Workers’ Union of Mexico (known by its Spanish acronym, STRM) represented approximately 75.9% of our employees, and members of other unions represented approximately 6.2% of our employees. All management positions are held by non-union employees. Salaries and certain benefits for unionized personnel are renegotiated every year and the collective bargaining agreements with our unionized employees are renegotiated every two years. We have good relations with the STRM.

Item 7.	Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The AA Shares represented 43.3% of the total capital stock and 95.4% of the full voting shares (AA shares and A Shares) as of February 24, 2011. The AA Shares are owned by (1) Carso Global Telecom, (2) AT&T International Inc. (AT&T International) and (3) various other Mexican investors. As described below, América Móvil acquired a substantial majority of the shares of Carso Global Telecom in 2010. América Móvil may be deemed to control us. According to reports of beneficial ownership of our shares filed with the SEC, América Móvil may be deemed to be controlled by Mr. Carlos Slim Helú and members of his immediate family.

On May 11, 2010 América Móvil launched two separate but concurrent public exchange offers to acquire the outstanding capital stock of Carso Global Telecom and Telmex Internacional. At the time Carso Global Telecom was the direct holder of 59.4% of the outstanding shares of Telmex. On June 16, 2010, América Móvil completed its first public exchange offer. Through this offer, América Móvil directly acquired 99.4% of the outstanding capital stock of Carso Global Telecom and indirectly acquired 59.1% of our outstanding capital stock.

On November 19, 2010, América Móvil launched a second public exchange offer which was completed on December 17, 2010. As a result, América Móvil is the holder of over 99.9% of Carso Global Telecom’s capital stock. Carso Global Telecom is the holder of approximately 59.5% of our outstanding capital stock. Thus, América Móvil indirectly owns 59.5% of our outstanding capital stock. América Móvil may be deemed to be controlled by Mr. Carlos Slim Helú and members of his immediate family.

Carso Global Telecom and AT&T International are parties to an agreement entered into in December 2000, which was amended on February 28, 2011, providing for certain matters. Pursuant to the amendment, upon receipt of a notice of a proposed transfer by AT&T International, Carso Global Telecom will have 30 calendar days to elect to purchase any of the AA Shares proposed to be sold by AT&T International. Upon receipt of a notice of proposed transfer by Carso Global Telecom, AT&T International will have 30 calendar days to elect to purchase up to that number of AA shares that AT&T International holds prior to the notice of proposed transfer of the AA Shares proposed to be sold by Carso Global Telecom; provided that if AT&T is prohibited by Mexican law from acquiring the AA Shares proposed to be sold by Carso Global Telecom, AT&T International may exercise its right to purchase through a third party, trust or other legal entity legally allowed to hold AA Shares. The right of first offer does not apply to the conversion of AA Shares to L Shares, as permitted by our bylaws, or the subsequent transfer of L Shares. The agreement also provides for the composition of the Board of Directors and the executive committee (see Item 6. Directors, Senior Management and Employees—Directors and Item 6. Directors, Senior Management and Employees—Executive Committee) and for each party to enter into a Management Services Agreement with us (see —Related Party Transactions below).

The following table identifies each owner of five percent or more of any class of our shares as of February 24, 2011, unless otherwise indicated. Except as described below, we are not aware of any holder of five percent or more of any class of our shares. Holders of five percent or more of any class of our shares have the same voting rights with respect to their shares as do holders of less than five percent of the same class.

	AA Shares(1)		A Shares(2)		L Shares(3)(4)		Percent of voting shares(5)
	Shares (millions)	Percent of class	Shares (millions)	Percent of class	Shares (millions)	Percent of class
América Móvil, S.A.B. de C.V.(6)	6,000.0	76.5%	92.0	24.1%	4,718.5	47.7%	74.1%
AT&T International, Inc.(6)(7)	1,524.5	19.4%	—	—	0.8	0.0	18.5%

(1)	As of February 24, 2011, there were 7,840 million AA Shares outstanding, representing 95.4% of the total full voting shares (AA Shares and A Shares).
(2)	As of February 24, 2011, there were 382 million A Shares outstanding, representing 4.6% of the total full voting shares (AA Shares and A Shares).
(3)	As of February 24, 2011, there were 9,895 million L Shares outstanding.
(4)	Based on reports of beneficial ownership filed with the SEC, (i) .Brandes Investment Partners, beneficially owned less than 5% of our L Shares as of December 31, 2010 and December 31, 2009, compared to 7.6% as of June 11, 2008 and (ii) Capital Research Global Investment beneficially owned less than 5% of our L Shares as of December 31, 2010 and December 31, 2009, compared to 5.9% as of May 13, 2009.
(5)	AA Shares and A Shares.
(6)	Holders of AA Shares and A Shares are entitled to convert a portion of these Shares to L Shares, subject to the restrictions set forth in our bylaws. In accordance with Mexican law and our bylaws, AT&T International holds its AA Shares through a Mexican trust, pursuant to the terms of which the trustee votes AT&T International’s AA Shares in the same way as Carso Global Telecom does, other than with respect to the election of the members of our Board of Directors and the Executive Committee. See Item 10. Additional Information—Bylaws and Mexican Law.
(7)	Based on report of beneficial ownership filed with the SEC on March 1, 2011.

The following table sets forth the share ownership, as of February 24, 2011, of our officers and directors who own more than one percent of any class of our capital stock. Carlos Slim Domit, Marco Antonio Slim Domit and Patrick Slim Domit, together with certain other members of Carlos Slim Helú’s immediate family, are the majority shareholders of Carso Global Telecom through América Móvil. Carso Global Telecom and other companies own 6,000 million AA Shares, 93.7 million A Shares and 5,115.2 million L Shares of Telmex.

	AA Shares(1)		A Shares(1)		L Shares(1)		Percent of voting shares(2)
	Shares (millions)	Percent of class	Shares (millions)	Percent of class	Shares (millions)	Percent of class
Carlos Slim Domit(3)	6,000.0	76.5%	93.7	24.5%	5,124.7	51.8%	74.1%
Marco Antonio Slim Domit(4)	6,000.0	76.5	93.7	24.5	5,124.7	51.8	74.1
Patrick Slim Domit(5)	6,000.0	76.5	93.7	24.5	5,125.8	51.8	74.1
Antonio Cosío Ariño(6)	130.4	1.7	—	—	—	—	1.6
Antonio Cosío Pando(6)	130.4	1.7	—	—	—	—	1.6

(1)	Holders of AA Shares and A Shares are entitled to convert a portion of these Shares to L Shares, subject to the restrictions set forth in our bylaws. See Item 10. Additional Information—Bylaws and Mexican Law. Based on reports of beneficial ownership filed with the SEC, as of February 24, 2011, 4,216,196,082 AA Shares and all A Shares could be converted to L Shares.
(2)	AA Shares and A Shares.
(3)	Includes 9,516,264 L Shares owned directly by Carlos Slim Domit.
(4)	Includes 9,529,864 L Shares owned directly by Marco Antonio Slim Domit.
(5)	Includes 10,578,738 L Shares owned directly by Patrick Slim Domit.
(6)	Owned jointly by Antonio Cosío Ariño and Antonio Cosío Pando.

At December 31, 2010, 44.6% of our outstanding L Shares were represented by L Share ADSs, each representing the right to receive 20 L Shares, and 99.2% of the holders of L Share ADSs (10,040 holders, including The Depository Trust Company) had registered addresses in the United States. In November 2000, we established a sponsored ADS program for the A Share ADSs. 25.7% of our outstanding A Shares were held in the form of A Share ADSs at December 31, 2010, each representing the right to receive 20 A Shares, and 99.4% of the holders of A Share ADSs (3,880 holders, including The Depository Trust Company) had registered addresses in the United States.

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

We purchase our shares on the Mexican Stock Exchange from time to time up to a specified maximum aggregate value authorized by the holders of AA Shares and A Shares and our Board of Directors. In 2010, we purchased 33.9 million L Shares and 6,906 A Shares, representing 0.19% of the shares outstanding at the beginning of 2010, with an aggregate value of P.340 million.

Since January 1, 1997, Carso Global Telecom has purchased A Shares and L Shares on the open market from time to time. In percentage terms, the ownership position of Carso Global Telecom has also increased as a result of our repurchase of our own shares. Carso Global Telecom’s percentage ownership of A Shares was 24.0% on December 31, 2010, 23.3% on December 31, 2009 and 22.6% on December 31, 2008. Carso Global Telecom’s percentage ownership of L Shares was 47.5% on December 31, 2010, 48.7% on December 31, 2009 and 46.4% on December 31, 2008.

RELATED PARTY TRANSACTIONS

General

We engage in a variety of transactions with affiliates in the ordinary course of business. Pursuant to Mexican law, our bylaws and applicable internal guidelines, provided that the corporate practices committee of our Board of Directors has opined favorably, our Board of Directors has to vote on whether or not to approve any transaction with a related party (1) the value of which exceeds 1% of our consolidated assets, (2) that is outside the ordinary course of our business or at non-market prices, or (3) that is with employees and is not on the same terms as transactions with any other customers and does not result from employee benefits of general character. A director with an interest in a transaction with a related party is not permitted to vote on its approval.

We engage in transactions with entities that, like us, are controlled, directly or indirectly, by Carlos Slim Helú and members of his immediate family. These entities include América Móvil, Grupo Carso and Grupo Financiero Inbursa and their respective subsidiaries. Our transactions with América Móvil include interconnection between our respective networks and the completion of international traffic in each other’s countries of operation, América Móvil’s printing and distribution of our directories and América Móvil’s access to our customer database and our billing and collection system in connection with its directories business. In addition, we recently entered into two loan agreements with América Móvil. Transactions with Grupo Carso include the purchase of network construction, services and materials, and transactions with Grupo Financiero Inbursa include financial services and insurance. We also have agreements with affiliates of AT&T International that provide for the completion of calls in our respective countries of operation. Several of the directors of our affiliates are also members of our Board of Directors. See Item 6. Directors, Senior Management and Employees—Directors.

The aggregate amount of our purchases from affiliates was P.13,626 million in 2010, P.14,142 million in 2009 and P.17,993 million in 2008. The aggregate amount of our sales to these affiliates was P.7,407 million in 2010, P.8,681 million in 2009 and P.10,732 million in 2008. We believe that these transactions are at market prices. See Note 13 to our audited consolidated financial statements.

From time to time we make investments together with affiliated companies, sell our investments to affiliates and buy investments from affiliates. Some of these transactions are described below.

•

We pursued joint investments with América Móvil to acquire equity interests in Olimpia, an Italian company that owned 18% of the total capital of Telecom Italia, in 2007. This transaction was not completed.

•

In January 2006, together with Alcatel and AT&T International (one of our principal shareholders), we acquired an aggregate 51% interest in the capital stock of 2Wire. Subsequently in December 2006, we sold an approximate 5.5% in 2Wire to AT&T International, decreasing our ownership to approximately 13.0%. We sold our remaining ownership in 2Wire to Pace Plc in October 2010.

•	We own a 45% interest in Grupo Telvista, S.A. de C.V. together with América Móvil (45%) and Grupo Carso (10%).

We also pay fees to Carso Global Telecom and AT&T Mexico, Inc. for consulting and management services, pursuant to agreements with each party negotiated on behalf of us by a special committee of directors unaffiliated with any of the parties. We paid an aggregate amount of U.S.$12.5 million in 2010, U.S.$22.5 million in 2009 and U.S.$25.0 million in 2008. In 2008, Telmex Internacional reimbursed us U.S.$22.5 million of the U.S.$45.0 million we paid to Carso Global Telecom. The agreement with Carso Global Telecom was renewed for 2010 on substantially similar terms to the prior agreement and with an agreed upon fee of U.S.$22.5 million. We agreed to terminate the agreement with Carso Global Telecom in July 2010 and we paid U.S. $11.3 million through such date.

Our corporate practices committee has established policies governing the use of our corporate aircraft. For security reasons and due to the various activities related to their positions, the corporate practices committee allocates an annual amount of time for personal use free of charge to the honorary chairman and the chairman of our Board of Directors and to the chief executive officer. Certain executives of our affiliates periodically use our corporate aircraft in accordance with those policies.

Ongoing Transactions with Telmex Internacional

We have a variety of contractual relationships with Telmex Internacional, which was acquired by América Móvil in 2010. The terms of our arrangements with Telmex Internacional are generally similar to those on which each company does business with other, unaffiliated parties. These ongoing relationships include the following:

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

Transactions Relating to the Escisión of Telmex Internacional

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

In connection with the Escisión, we entered into a master transition agreement with Telmex Internacional, or the Master Transition Agreement. Among other things, this agreement provides in general terms as follows:

•

Telmex Internacional agrees to indemnify us against any loss or expense resulting from the assertion against us of any liabilities or claims that were transferred to Telmex Internacional in the Escisión or that relate to the businesses transferred to Telmex Internacional in the Escisión. This agreement finalized in December of 2010, without effects for any of the parties.

•

We agree to indemnify Telmex Internacional against any loss or expense resulting from the assertion against Telmex Internacional of any liabilities or claims that were retained by us in the Escisión or that relate to the businesses retained by us in the Escisión. This agreement finalized in December of 2010, without effects for any of the parties.

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

Transactions between Telmex and América Móvil

América Móvil has a variety of contractual relationships with us and with our subsidiaries. Because both we and América Móvil, the operator that was established in an escisión we completed in 2000, provide telecommunications services in different geographical markets including México, we have extensive operational relationships. These include interconnection between our respective networks; use by América Móvil of our private circuits; our provision of long-distance service to América Móvil’s customers; use of facilities, particularly for the co-location of equipment on premises we own; and use by each of the services provided by the other. These operational relationships are subject to a variety of agreements, which for the most part were in place prior to the Escisión and were not significantly modified as a result of the Escisión. Many of them are also subject to specific regulations governing all telecommunications operators. Interconnection fees represent the largest component of amounts paid under these agreements. In addition, we distribute América Móvil’s handsets and prepaid cards in our stores. The terms of the arrangements with América Móvil are generally similar to those on which each company does business with other, unaffiliated parties.

We have a loan in the amount of U.S.$500 million from América Móvil, which is scheduled to mature in October 2011.

In February 2011, América Móvil offered to acquire from eligible bondholders our 5.5% senior notes due 2015 and our 5.5% senior notes due 2019 in exchange for new debt securities of América Móvil. As a result, in March 2011, América Móvil acquired U.S.$243.6 million of senior notes due 2015 and U.S.$122.6 million of senior notes due 2019. We purchased from América Móvil all the notes that América Móvil acquired in the exchange offer for an aggregate price of U.S.$394 million, which represents a premium of U.S.$27.8 million over par, and we extinguished those senior notes. The price we paid was based on the market value of the América Móvil notes issued in the exchange offer.

International Long-distance Settlement with AT&T Corp

We have agreements with AT&T Corp, an affiliate of AT&T International, one of our principal shareholders. AT&T Corp completes our international calls to the United States and we complete AT&T Corp’s calls from the United States. The rates of payment under our agreements are consistent with the rates that we have agreed upon with other international carriers.

Item 8.	Financial Information

CONSOLIDATED FINANCIAL STATEMENTS

See Item 18. Financial Statements and our consolidated financial statements beginning on page F-1. Since the date of the financial statements, no significant event has occurred that would affect the amounts recognized or disclosures made in those financial statements.

LEGAL PROCEEDINGS

We are involved in legal proceedings in the ordinary course of our business, none of which is material. In addition, we are subject to, and in some cases in the process of appealing various proceedings brought by our competitors alleging monopolistic practices by us before competition authorities in Mexico.

The Competition Commission is conducting industry-wide investigations into market power and monopolistic practices in the telecommunications market. In four of these investigations, the Competition Commission issued final resolutions determining that we have substantial market power in the relevant markets investigated, which we have challenged by filing petitions for constitutional protection (amparo). In two of the investigations, relating to monopolistic practices, the Competition Commission issued notices of probable fault, which we have challenged. The remaining two investigations are ongoing. All of these matters are pending, and we cannot predict their outcome. See Item 4. Information on the Company—Regulation—Regulatory Initiatives Relating to Competition and Note 12 to our audited consolidated financial statements.

In November 2005, Cofetel issued guidelines for making changes to local service areas, including the consolidation of such local service areas. We are currently challenging the legality of the underlying guidelines before the Third Metropolitan Regional Federal Court of Justice for Tax and Administrative Matters. In addition, in November 2009, a federal court nullified various resolutions that Cofetel had issued under these guidelines to consolidate a number of our local service areas. See Item 4. Information on the Company—Regulation—Consolidation of Local Service Areas and Note 12 to our audited consolidated financial statements.

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

Year ended December 31,	Pesos per Share		Dollars per Share
2010	P.	0.4900	U.S.$	0.0391
2009		0.8450		0.0646
2008		0.4125		0.0370
2007		0.4400		0.0402
2006		0.4025		0.0365

Since 1998, we have paid dividends quarterly. The dividends from earnings in a given year are determined at the annual meeting of shareholders in April of the following year, and paid in June, September and December of such following year and in March of the year after that. In April 2009, we declared a dividend of P.0.46 per share, which was paid in equal installments of P.0.1150 per share in June 2009, September 2009, December 2009 and March 2010. In December 2009, we declared a dividend of P.0.40 per share, which was paid in a single installment. On April 29, 2010, we declared a dividend of P.0.50 per share, which will be payable in equal installments of P.0.1250 per share in June 2010, September 2010, December 2010 and March 2011. In April 2011, we declared a dividend of P.0.55 per share, which will be payable in equal installments of P.0.1375 per share in June 2011, September 2011, December 2011 and March 2012.

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

The following table sets forth, for the periods indicated, the reported high and low sales prices for the L Shares on the Mexican Stock Exchange and the reported high and low sales prices for the L Share ADSs on the New York Stock Exchange. Prices have not been reexpresed in constant currency units, but have been adjusted to give effect to the two-for-one stock split that occurred in May 2005. Following the Escisión and until June 10, 2008, the L Shares and L Share ADSs of Telmex and Telmex Internacional traded together. On May 10, 2011, the closing price of the L Shares on the Mexican Stock Exchange was P.10.47 and the closing price of the L Share ADSs on the New York Stock Exchange was U.S.$18.10.

	Mexican Stock Exchange				New York Stock Exchange
	(pesos per L Share)				(U.S. dollars per L Share ADS)
	High		Low		High		Low
Annual highs and lows
2010	P.	11.16	P.	8.60	U.S.$	17.38	U.S.$	13.00
2009		14.47		9.50		21.24		12.54
2008		22.19		10.47		42.94		15.08
2007		23.29		14.32		43.26		25.89
2006		15.97		10.01		29.35		17.61

Quarterly highs and lows
2011:
First quarter	P.	11.14	P.	9.50	U.S.$	18.34	U.S.$	16.21
2010:
First quarter		11.16		9.28		17.38		14.77
Second quarter		10.50		8.60		16.66		13.00
Third quarter		9.74		9.01		15.41		13.82
Fourth quarter		10.65		9.10		17.19		14.71
2009:
First quarter		14.47		9.50		21.24		12.54
Second quarter		11.55		10.07		17.44		14.85
Third quarter		12.90		10.33		19.36		14.98
Fourth quarter		12.21		10.75		19.12		16.23

Monthly highs and lows
2010
November	P.	10.06	P.	9.25	U.S.$	16.04	U.S.$	14.97
December		10.65		9.60		17.19		15.21
2011
January		10.55		9.50		17.31		16.21
February		11.14		10.10		18.32		16.62
March		10.99		10.03		18.34		16.52
April		11.19		10.62		19.09		18.05

The table below sets forth, for the periods indicated, the reported high and low sales prices for the A Shares on the Mexican Stock Exchange and the high and low bid prices for A Share ADSs published by NASDAQ. Bid prices published by NASDAQ for the A Share ADSs are inter-dealer quotations and may not reflect actual transactions. Prices have not been reexpresed in constant currency units, but have been adjusted to give effect to the two-for-one stock split that occurred in May 2005. Following the Escisión and until June 10, 2008, the A Shares and A Share ADSs of Telmex and Telmex Internacional traded together. On May 10, 2011, the closing price of the A Shares on the Mexican Stock Exchange was P.10.40, and the closing price of the A Share ADSs on NASDAQ was U.S.$18.10.

	Mexican Stock Exchange				NASDAQ
	(pesos per A Share)				(U.S. dollars per A Share ADS)
	High		Low		High		Low
Annual highs and lows
2010	P.	11.00	P.	8.60	U.S.$	17.44	U.S.$	12.69
2009		14.20		9.64		20.62		12.20
2008		22.15		10.50		42.99		11.95
2007		22.65		14.30		43.14		25.71
2006		15.79		10.30		29.07		17.04

Quarterly highs and lows
2011:
First quarter	P.	10.91	P.	9.81	U.S.$	18.35	U.S.$	16.01
2010:
First quarter		11.00		9.21		17.44		14.25
Second quarter		9.85		8.60		16.44		12.69
Third quarter		9.50		8.65		15.26		13.28
Fourth quarter		10.50		9.01		17.07		14.62
2009:
First quarter		14.20		9.64		20.62		12.20
Second quarter		11.40		10.10		18.18		14.11
Third quarter		12.60		10.35		19.05		14.51
Fourth quarter		11.95		10.80		19.00		16.04

Monthly highs and lows
2010
November	P.	9.90	P.	9.20	U.S.$	15.99	U.S.$	14.92
December		10.50		9.33		17.07		15.00
2011:
January		10.31		9.81		17.20		16.20
February		10.91		10.20		18.16		16.86
March		10.90		10.05		18.35		16.01
April		11.00		10.70		19.79		18.00

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

Each AA Share or A Share may be exchanged at the option of the holder for one L Share, provided that the AA Shares may never represent less than 20% of our outstanding capital stock or less than 51% of our combined AA Shares and A Shares. As of December 31, 2010, the AA Shares represented 43.2% of our outstanding capital stock and 95.3% of our combined AA Shares and A Shares.

Each L Share is exchangeable at the option of the holder for one AA Share by delivering the L Share certificate to our treasury for cancellation and receiving the corresponding AA Share certificate. The right to exchange is subject to limitations on non-Mexican ownership of AA Shares and to the requirement that the AA Shares and A Shares together may never represent more than 51% of our outstanding capital stock. As of December 31, 2010, the AA Shares and A Shares together represented 45.3% of our outstanding capital stock.

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

Under the Mexican Securities Market Law, however, if Telmex were to increase its capital stock to effect a public offering of newly issued shares or were to resell any repurchased shares, no preemptive rights would be available to the holders of outstanding shares as a result of the issuance or resale. As of December 31, 2010, Telmex had 14,032 million repurchased L Shares and 42 million repurchased A Shares in its treasury.

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

Tax Treaties

The Mexican Income Tax Law has established procedural requirements for a nonresident holder disposing of shares to be entitled to benefits under any of the tax treaties to which Mexico is a party. These procedural requirements include the obligation to (i) prove tax treaty residence, (ii) appoint a representative in Mexico for taxation purposes and (iii) present tax calculations prepared by authorized certified public accountants. These requirements are also applicable to provisions of the Tax Treaty that may affect the taxation of certain U.S. holders (as defined in—U.S. Federal Income Tax Considerations below).

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

Taxation of Distributions

In this discussion, we use the term “dividends” to mean distributions paid out of our current or accumulated earnings and profits with respect to our shares or ADSs. In general, the gross amount of any dividends will be subject to U.S. federal income taxation. Dividends will be paid in pesos and will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day that they are received by the U.S. holder in the case of shares or by the depositary in the case of ADSs. U.S. holders should consult their own tax advisers regarding the treatment of foreign currency gain or loss, if any, on any pesos received by a U.S. holder or depositary that are converted into U.S. dollars on a date subsequent to receipt. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2013 with respect to the ADSs, L Shares, A Shares and AA Shares will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs, L Shares, A Shares and AA Shares will be treated as qualified dividends if (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service has approved for the purposes of the qualified dividend rules and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company, or PFIC. The Tax Treaty has been approved for the purposes of the qualified dividend rules. In addition, based on our audited consolidated financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2009 or 2010 taxable years. In addition, based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2011 taxable year.

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

EXCHANGE RATE AND INTEREST RATE RISKS

We are exposed to exchange rate risk and interest rate risk related to our indebtedness. Exchange rate risk exists principally with respect to our indebtedness denominated in currencies other than Mexican pesos. As of December 31, 2010, indebtedness denominated in foreign currencies was P.44,075 million, of which P.40,853 million was denominated in U.S. dollars and P.3,222 million was denominated in other currency. Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. We had P.46,149 million of indebtedness bearing interest at floating rates at December 31, 2010.

We use derivative financial instruments to minimize the impact of fluctuations in exchange rates and floating interest rates on our indebtedness. We regularly assess our exposure and monitor opportunities to manage these risks. See Item  5. Operating and Financial Review and Prospects—Hedging.

SENSITIVITY ANALYSIS DISCLOSURES

Exchange Rates

The potential loss in fair value of financial instruments at December 31, 2010 that would have resulted from a hypothetical, instantaneous and unfavorable 10% change in currency exchange rates, taking into account our derivative transactions, would have been approximately P.112 million. Such a change in currency exchange rates would also have resulted in additional interest expense of approximately P.4 million per year, assuming no change in the principal amount of such indebtedness, reflecting the increased costs in pesos of servicing foreign currency indebtedness. This sensitivity analysis assumes an instantaneous unfavorable 10% change in exchange rates affecting the foreign currencies in which our indebtedness is denominated.

Interest Rates

The potential loss in fair market value of financial instruments at December 31, 2010 that would have resulted from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rate applicable to such financial instruments, taking into account our derivative transactions, would have been approximately P.1,448 million. This effect would be fully attributable to the impact of the interest rate change on fixed-rate financial assets and liabilities. A hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rate applicable to floating-rate financial assets and liabilities held at December 31, 2010, taking into account our derivative transactions, would have resulted in additional interest expense of approximately P.389 million per year, assuming no change in the principal amount of such indebtedness. The above sensitivity analyses are based on the assumption of an unfavorable 100 basis point movement of the interest rates applicable to each homogeneous category of financial assets and liabilities. A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same interest rate movement with each homogeneous category. As a result, interest rate risk sensitivity analysis may overstate the impact of interest rate fluctuations for such financial instruments, as consistently unfavorable.

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

Payments by the Depositary

The Depositary pays us an agreed amount, which includes reimbursements for certain expenses we incur in connection with the ADS program. These reimbursable expenses include legal and accounting fees, listing fees, investor relations expenses and fees payable to service providers for the distribution of material to ADR holders. For the year ended December 31, 2010, this amount was U.S.$3.9 million.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Securities Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2010. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2010. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework and, with respect to the effectiveness of our information technology, the criteria set forth in the Control Objectives for Information and related Technology (COBIT).

Based on our assessment and those criteria, management believes that the company maintained effective internal control over financial reporting as of December 31, 2010.

Mancera, S.C., a member practice of Ernst & Young Global, the independent registered public accounting firm that has audited our financial statements, has issued an attestation report on our internal control over financial reporting, which appears below.

There has been no change in our internal control over financial reporting during 2010 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

The Board of Directors and Stockholders

Teléfonos de México, S.A.B. de C.V.

We have audited Teléfonos de México, S.A.B. de C.V. and subsidiaries’ internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Teléfonos de México, S.A.B. de C.V. and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Teléfonos de México, S.A.B. de C.V. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010 based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated balance sheets of Teléfonos de México, S.A.B. de C.V. and subsidiaries as of December 31, 2010 and 2009, the related consolidated statements of income, changes in stockholders’ equity and cash flows for each of the three years in the period ended

December 31, 2010 of Teléfonos de México, S.A.B. de C.V. and subsidiaries and our report dated May 11, 2011 expressed an unqualified opinion thereon.

Mancera, S.C.
A member practice of
Ernst & Young Global

/s/ C.P.C. David Sitt Cofradía
C.P.C. David Sitt Cofradía

Mexico City, Mexico

May 11, 2011

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

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, Mancera, S.C., a member practice of Ernst & Young Global, an independent registered public accounting firm, and by other member practices of Ernst & Young Global during the years ended December 31, 2010 and 2009:

	Year ended December 31,
	2010	2009
	(thousands)
Audit fees	P.38,501	P.41,917
Audit-related fees	1,896	287
Tax fees	877	1,266

Total fees	P.41,274	P.43,470

Audit fees in the above table are the aggregate fees billed in connection with the audit of our annual financial statements, the review of our interim financial statements, statutory and regulatory audits, and fees related to compliance with the Sarbanes-Oxley Act of 2002.

“Audit-related fees” in the above table are fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees,” in particular fees billed for the review of information provided to Mexican regulatory authorities. The increase in 2010 was due to the issuance of a senior note.

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

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table provides information on L Shares purchased by our company and affiliated purchasers in 2010:

Year ended December 31, 2010	Total Number of L Shares Purchased(1)	Weighted Average Price Paid per L Share		Total Number of L Shares Purchased as Part of the Share Repurchase Program(2)	Weighted Average Price Paid per L Share Purchased as Part of the Share Repurchase Program		Approximate Peso Value (in Thousands) of L Shares that May Yet Be Purchased Under the Share Repurchase Program(3)
January 1-31	1,000,000	P.	10.97	1,000,000	P.	10.97	P.	6,810,377
February 1-28								6,810,377
March 1-31	44,475,600		9.71					6,810,377
April 1-30	70,094,400		9.87					6,810,377
May 1-31	12,950,400		8.90					6,810,377
June 1-30	23,045,200		8.97					6,810,377
July 1-31								6,810,377
August 1-31								6,810,377
September 1-30								6,810,377
October 1-31	69,980,000		9.20					6,810,377
November 1-30	89,366,800		9.35					6,810,377
December 1-31	32,885,354		10.00	32,885,354		10.00		6,481,598

Total/Average	343,797,754		9.50	33,885,354		10.03

(1)	We do not repurchase our L Shares other than through the share repurchase program. An aggregate of 310 million L Shares were purchased by our affiliated purchasers in 2010. These shares were purchased in open-market transactions.
(2)	We periodically repurchase our L Shares on the open market using funds authorized by our shareholders specifically for the repurchase of L Shares and A Shares by us at our discretion. On March 3, 2009, our shareholders authorized an additional P.10,000 million for the repurchase of L Shares and A Shares.
(3)	This is the approximate peso amount available at the end of the period for purchases of both L Shares and A Shares pursuant to the share repurchase program.

The following table provides information on A Shares purchased by our company and affiliated purchasers in 2010:

Year ended December 31, 2010	Total Number of A Shares Purchased(1)	Weighted Average Price Paid per A Share		Total Number of A Shares Purchased as Part of the Share Repurchase Program(2)	Weighted Average Price Paid per A Share Purchased as Part of the Share Repurchase Program		Approximate Peso Value (in Thousands) of A Shares that May Yet Be Purchased Under the Share Repurchase Program(3)
January 1-31	6,900	P.	11.00	6,900	P.	11.00	P.	6,810,377
February 1-28								6,810,377
March 1-31	46,600		9.68					6,810,377
April 1-30	90,200		9.76					6,810,377
May 1-31	77,800		9.04					6,810,377
June 1-30	85,809		9.07					6,810,377
July 1-31	93,600		9.01					6,810,377
August 1-31	3,300		9.34					6,810,377
September 1-30								6,810,377
October 1-31	37,000		9.35					6,810,377
November 1-30	235,700		9.65					6,810,377
December 1-31	55,406		9.88	6		10.39		6,481,598

Total/Average	732,315		9.46	6,906		11.00

(1)	We do not repurchase our A Shares other than through the share repurchase program. An aggregate of 725 thousand A Shares were purchased by our affiliated purchasers in 2010. These shares were purchased through open-market transactions.
(2)	We periodically repurchase our A Shares on the open market using funds authorized by our shareholders specifically for the repurchase of L Shares and A Shares by us at our discretion. On March 3, 2009, our shareholders authorized an additional P.10,000 million for the repurchase of L Shares and A Shares.
(3)	This is the approximate peso amount available at the end of the period for purchases of both L Shares and A Shares pursuant to the share repurchase program.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

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

We have an executive committee, an audit committee and a corporate

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices
	“Controlled companies” are exempt from this requirement. Rules 5605(e)(1)(A) and 5615(c)(2).	practices committee, which together perform corporate governance functions.

As a controlled company, we would be exempt from this requirement if we were a U.S. issuer.

Compensation Committee. Compensation committee composed entirely of independent directors is required, which must evaluate and approve executive officer compensation. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. §303A.05. “Controlled companies” are exempt from this requirement. §303A.00.	Compensation Committee. CEO compensation must be determined, or recommended to the board for determination, either by a compensation committee comprised solely of independent directors or a majority of the independent directors and the CEO may not be present during voting or deliberations. Compensation of all other executive officers must be determined in the same manner, except that the CEO, and any other executive officers, may be present. “Controlled companies” are exempt from this requirement. Rules 5605(e)(1)(B) and 5615(c)(2).

Compensation Committee. We have a corporate practices committee, which assists our Board of Directors in evaluating and compensating our senior executives. The Mexican Securities Market Law requires that a majority of the members of the corporate practices committee of controlled listed companies be independent. All of the members of our corporate practices committee are independent.

As a controlled company, we would be exempt from this requirement if we were a U.S. issuer.

Audit Committee. Audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act and the more stringent requirements under the NYSE standards is required. §§303A.06, 303A.07.	Audit Committee. Audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act and the more stringent requirements under the NASDAQ standards is required. Rule 5605(c)(1).	Audit Committee. We have an audit committee of three members. Each member of the audit committee qualifies as independent, as determined by our shareholders at their annual ordinary general meeting pursuant to the Mexican Securities Market Law, and also meets the independence requirements of Rule 10A-3 under the Exchange Act. Our audit committee operates primarily pursuant to (1) a written charter approved by our Board of Directors and (2) Mexican law. For a detailed description of the duties of our audit committee, see Item 6. Directors, Senior Management and Employees—Audit Committee.

Equity Compensation Plans. Equity compensation plans and all material revisions thereto require shareholder approval, subject to limited exemptions. §§303A.08 and 312.03.	Equity Compensation Plans. Equity compensation plans or material amendments thereto require shareholder approval, subject to limited exemptions. Rule 5635(c).

Equity Compensation Plans. Shareholder approval is required under Mexican law for the adoption and amendment of an equity compensation plan. Such plans should provide for general application to all executives.

We do not have an equity

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices
compensation plans.

Shareholder Approval for Issuance of Securities. Issuances of securities (1) that will result in a change of control of the issuer, (2) that are to a related party or someone closely related to a related party, (3) that have voting power equal to at least 20% of the outstanding common stock voting power before such issuance or (4) that will increase the number of shares of common stock by at least 20% of the number of outstanding shares before such issuance require shareholder approval. §§312.03(b)-(d).	Shareholder Approval for Issuance of Securities. Issuances of securities (1) that will result in a change of control of the issuer, (2) in connection with certain acquisitions of the stock or assets of another company or (3) in connection with certain transactions other than public offerings require shareholder approval. Rules 5635(a), (b) and (d).	Shareholder Approval for Issuance of Securities. Mexican law and our bylaws require us to obtain shareholder approval of the issuance of new equity securities.

Code of Business Conduct and Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver for directors or executive officers. The code must contain compliance standards and procedures that will facilitate the effective operation of the code. §303A.10.	Code of Business Conduct and Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver and the reasons for such waiver for directors or executive officers. The code must include an enforcement mechanism. Rule 5610.	Code of Business Conduct and Ethics. We have adopted a code of ethics, which has been accepted by all of our directors and executive officers and other personnel. A copy of our code of ethics is available on our website: www.telmex.com.

Conflicts of Interest. Determination of how to review and oversee related party transactions is left to the listed company. The audit committee or comparable body, however, could be considered the forum for such review and oversight. §303A.07. Certain issuances of common stock to a related party require shareholder approval. §312.03(b).	Conflicts of Interest. Appropriate review of all related party transactions for potential conflict of interest situations and approval by an audit committee or another independent body of the board of directors of such transactions is required. Rule 5630.	Conflicts of Interest. Pursuant to Mexican law, our bylaws and applicable internal guidelines, provided that the corporate practices committee of our Board of Directors has opined favorably, our Board of Directors has to vote on whether or not to approve of any transaction with a related party (1) the value of which exceeds 1% of our consolidated assets, (2) that is outside the ordinary course of our business, or at non-market prices, or (3) that is with employees and is not on the same terms as transactions with any others customers and does not result from employee benefits of general character.

Solicitation of Proxies. Solicitation of proxies and provision of proxy materials is required for all meetings of shareholders. Copies of such proxy solicitations are to be provided to NYSE. §§402.01 and	Solicitation of Proxies. Solicitation of proxies and provision of proxy materials is required for all meetings of shareholders. Copies of such proxy solicitations are to be provided to NASDAQ. Rule	Solicitation of Proxies. We are not required to distribute proxy materials to, or solicit the return of proxies from, our shareholders. In accordance with Mexican law and our bylaws, we inform shareholders of all meetings by public notice,

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices
402.04.	5620(b).	which states the requirements for admission to the meeting and provides a mechanism by which shareholders can vote through a representative using a power of attorney. Under the new Mexican Securities Market Law, we have to make power of attorney forms available to shareholders at their request. Under the deposit agreement relating to our ADSs, holders of our ADSs receive notices of shareholders’ meetings and, where applicable, instructions on how to vote at the shareholders’ meeting through the depositary.

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

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

See our consolidated financial statements beginning on page F-1, incorporated herein by reference.

Item 19.	Exhibits

Documents filed as exhibits to this annual report:

1.1	Amended and restated bylaws (estatutos sociales) of Teléfonos de México, S.A.B. de C.V., dated December 26, 2007 (English translation) (incorporated by reference to the annual report on Form 20-F for the year ended December 31, 2008 (File No. 1-32741) filed on June 27, 2008).

2.1	Form of Amended and Restated L Share Deposit Agreement (incorporated by reference to the post-effective amendment to our registration statement on Form F-6 (File No. 333-125023) filed on September 28, 2006).

2.2	Form of Amended and Restated A Share Deposit Agreement (incorporated by reference to the post-effective amendment to our registration statement on Form F-6 (File No. 333-12936) filed on September 28, 2006).

2.3	Loan Agreement, dated as of August 11, 2006, among Teléfonos de México, S.A.B. de C.V., the lenders party thereto, Citibank, N.A., as administrative agent, ABN AMRO Bank N.V., BBVA Securities Inc., Citigroup Global Markets Inc., HSBC Securities (USA) Inc. and Calyon New York Branch, as joint bookrunners, ABN AMRO Bank N.V., as syndication agent, and Banco Bilbao Vizcaya Argentaria, S.A. and HSBC Securities (USA) Inc., as co-documentation agents (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2006 (File No. 1-32741) filed on July 16, 2007).

3.1	Agreement dated December 20, 2000 between Carso Global Telecom, S.A.B. de C.V. and SBC International, Inc. (AT&T International since 2006) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2000 (File No. 1-10749) filed on May 4, 2001).

3.2	Amended Shareholders Agreement, by and among Carso Global Telecom, S.A.B. de C.V., formerly, Carso Global Telecom, S.A. de C.V., AT&T International, Inc. (“AT&T”), formerly SBC International, Inc., and Banco Inbursa, S.A. Institución de Banca Múltiple, Grupo Financiero Inbursa, División Fiduciaria acting as trustee under Trust F/10456, dated February 28, 2011, amending the Agreement filed as exhibit 3.1 hereto (incorporated by reference to the exhibit included in Amendment No. 4 to the Schedule 13G filed by AT&T and its parent, AT&T Inc. filed on March 1, 2011 in respect of their ownership in equity shares of Telmex).

4.1	Master Transition Agreement between Teléfonos de México, S.A.B. de C.V. and Telmex Internacional, S.A.B. de C.V., dated as of December 26, 2007 (English translation) (incorporated by reference to the registration statement on Form 20-F of Telmex Internacional, S.A.B. de C.V. (File No. 1-34086) filed on May 30, 2008).

4.2	Services Agreement dated January 1, 2010 between Teléfonos de México, S.A.B. de C.V. and Carso Global Telecom, S.A.B. de C.V. (English translation).

4.3	Management Services Agreement, dated January 2, 2001, between Teléfonos de México, S.A. de C.V. and AT&T Mexico, Inc. (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2003 (File No. 1-10749) filed on June 28, 2004).

4.4	Termination Agreement dated July 1, 2010 between Teléfonos de México, S.A.B. de C.V. and Carso Global Telecom, S.A.B. de C.V. (English translation).

7.1	Calculation of ratios of earnings to fixed charges.

8.1	List of significant subsidiaries of Teléfonos de México, S.A.B. de C.V.

12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Teléfonos de México, S.A.B. de C.V.

We have audited the accompanying consolidated balance sheets of Teléfonos de México, S.A.B. de C.V. and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of Teléfonos de México, S.A.B. de C.V. and subsidiaries at December 31, 2010 and 2009, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2010, in conformity with Mexican Financial Reporting Standards, which differ in certain respects from U.S. generally accepted accounting principles (see Note 18 to the consolidated financial statements).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), Teléfonos de México, S.A.B. de C.V. and subsidiaries’ internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 11, 2011, expressed an unqualified opinion thereon.

Mancera, S.C. A member practice of Ernst & Young Global

/s/ C.P.C. David Sitt Cofradía
C.P.C. David Sitt Cofradía

Mexico City, Mexico

May 11, 2011

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Balance Sheets

(In thousands of Mexican pesos, see Note 1 II.b)

	December 31
	2010		2009
Assets
Current assets:
Cash and cash equivalents (Note 2)	P.	7,493,465	P.	14,379,768
Accounts receivable, net (Note 3)		17,648,533		20,425,556
Derivative financial instruments (Note 7)		6,957,018		12,225,550
Inventories for sale, net		1,783,579		1,448,102
Prepaid expenses and others		3,121,994		3,303,275

Total current assets		37,004,589		51,782,251

Plant, property and equipment, net (Note 4)		99,421,332		106,047,642
Licenses and trademarks, net (Note 5)		1,307,517		918,341
Equity investments (Note 6)		1,392,042		1,775,380
Net projected asset (Note 10)		17,342,200		16,430,857
Goodwill (Note 6)		103,289
Deferred charges and prepaid expenses, net		1,183,363		1,442,330

Total assets	P.	157,754,332	P.	178,396,801

Liabilities and stockholders’ equity
Current liabilities:
Short-term debt and current portion of long-term debt (Note 7)	P.	11,951,532	P.	19,768,894
Accounts payable and accrued liabilities (Note 8)		17,377,010		14,245,612
Taxes payable		2,443,268		2,211,626
Deferred revenues (Note 9)		917,377		1,104,175

Total current liabilities		32,689,187		37,330,307

Long-term debt (Note 7)		62,569,413		83,105,454
Labor obligations (Note 10)		3,516,686		4,113,513
Deferred taxes (Note 15)		14,132,763		15,060,058
Deferred revenues (Note 9)		622,351		466,696

Total liabilities		113,530,400		140,076,028

Stockholders’ equity (Note 14):
Capital stock		9,008,985		9,020,300
Retained earnings:
Prior years		19,135,353		7,907,079
Current year		15,384,162		20,468,689

		34,519,515		28,375,768
Accumulated other comprehensive income items		386,109		883,225

Controlling interest		43,914,609		38,279,293
Noncontrolling interest		309,323		41,480

Total stockholders’ equity		44,223,932		38,320,773

Total liabilities and stockholders’ equity	P.	157,754,332	P.	178,396,801

The accompanying notes are an integral part of these financial statements.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Income

(In thousands of Mexican pesos, except for earnings per share, see Note 1 II.b)

	Year ended December 31
	2010		2009		2008
Operating revenues:
Local service	P.	41,006,772	P.	45,027,811	P.	48,982,383
Long distance service:
Domestic		12,264,837		14,142,688		15,741,771
International		5,646,278		6,662,102		8,793,262
Interconnection service		15,022,721		16,572,941		19,139,692
Data		32,878,968		30,817,715		25,387,672
Other		6,743,789		5,876,955		6,060,455

		113,563,365		119,100,212		124,105,235

Operating costs and expenses:
Cost of sales and services		34,710,580		34,177,782		32,522,668
Commercial, administrative and general expenses		22,351,181		20,811,440		19,863,006
Interconnection		10,561,053		11,796,163		14,043,385
Depreciation and amortization (Notes 4 and 5) (includes P.16,942,580 in 2010, P.17,152,939 in 2009 and P.16,961,597 in 2008, not included in cost of sales and services)		17,523,330		17,950,768		17,933,207

		85,146,144		84,736,153		84,362,266

Operating income		28,417,221		34,364,059		39,742,969

Other expenses, net (Note 1 II.s)		78,337		1,349,680		679,592

Financing cost:
Interest income		(583,761)		(711,243)		(913,462)
Interest expense		5,733,627		6,122,328		7,652,427
Exchange (gain) loss, net		(394,470)		(1,096,531)		2,493,729

		4,755,396		4,314,554		9,232,694

Equity interest in net income (loss) of affiliates		195,910		254,680		(62,113)

Income before taxes on profits		23,779,398		28,954,505		29,768,570
Provision for income tax (Note 15)		8,407,940		8,485,522		9,591,659

Net income	P.	15,371,458	P.	20,468,983	P.	20,176,911

Distribution of net income:
Controlling interest	P.	15,384,162	P.	20,468,689	P.	20,176,936
Noncontrolling interest		(12,704)		294		(25)

	P.	15,371,458	P.	20,468,983	P.	20,176,911

Weighted average number of shares issued and outstanding (millions)		18,189		18,383		18,906

Earnings per share	P.	0.85	P.	1.11	P.	1.07

The accompanying notes are an integral part of these financial statements.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity

for the years ended December 31, 2008, 2009 and 2010

(In thousands of Mexican pesos, see Note 1 II.b)

									Accumulated other comprehensive income items		Controlling interest		Noncontrolling interest		Comprehensive income		Total stockholders’ equity

	Capital stock		Retained earnings
			Legal reserve		Unappropriated		Total

Balance at December 31, 2007	P.	9,402,561	P.	1,880,513	P.	109,659,551	P.	111,540,064	P.	(78,822,851)	P.	42,119,774	P.	39,034			P.	42,158,808
Effect of adopting Mexican FRS B-10, net of deferred taxes						(79,419,845)		(79,419,845)		79,419,845
Cumulative effect adjustment for recognition of deferred employee profit sharing, net of deferred taxes						(4,136,583)		(4,136,583)		(53,552)		(4,190,135)						(4,190,135)
Cash dividends declared						(7,774,143)		(7,774,143)				(7,774,143)						(7,774,143)
Cash purchase of Company’s own shares		(263,929)				(12,607,913)		(12,607,913)				(12,871,842)						(12,871,842)
Comprehensive income:
Net income for the year						20,176,936		20,176,936				20,176,936		(25)	P.	20,176,911		20,176,911
Other comprehensive income items:
Changes in fair value of swaps, net of deferred taxes										2,126,088		2,126,088				2,126,088		2,126,088
Deferred taxes						(403,860)		(403,860)				(403,860)		2,177		(401,683)		(401,683)
Effect of translation of foreign entities										147,095		147,095				147,095		147,095

Comprehensive income															P.	22,048,411

Balance at December 31, 2008		9,138,632		1,880,513		25,494,143		27,374,656		2,816,625		39,329,913		41,186				39,371,099
Cash dividends declared						(15,447,559)		(15,447,559)				(15,447,559)						(15,447,559)
Cash purchase of Company’s own shares		(118,332)				(3,976,988)		(3,976,988)				(4,095,320)						(4,095,320)
Excess of purchase price over book value of entities acquired from companies under common control						(43,030)		(43,030)				(43,030)						(43,030)
Comprehensive income:
Net income for the year						20,468,689		20,468,689				20,468,689		294	P.	20,468,983		20,468,983
Other comprehensive income items:
Changes in fair value of swaps, net of deferred taxes										(1,866,847)		(1,866,847)				(1,866,847)		(1,866,847)
Effect of translation of foreign entities, net of deferred taxes										(66,553)		(66,553)				(66,553)		(66,553)

Comprehensive income															P.	18,535,583

Balance at December 31, 2009		9,020,300		1,880,513		26,495,255		28,375,768		883,225		38,279,293		41,480				38,320,773
Cash dividends declared						(8,911,908)		(8,911,908)				(8,911,908)						(8,911,908)
Cash purchase of Company’s own shares		(11,315)				(328,507)		(328,507)				(339,822)						(339,822)
Noncontrolling interest arising on a business combination														280,547				280,547
Comprehensive income:
Net income for the year						15,384,162		15,384,162				15,384,162		(12,704)	P.	15,371,458		15,371,458
Other comprehensive income items:
Changes in fair value of swaps, net of deferred taxes										(536,933)		(536,933)				(536,933)		(536,933)
Effect of translation of foreign entities, net of deferred taxes										39,817		39,817				39,817		39,817

Comprehensive income															P.	14,874,342

Balance at December 31, 2010 (Note 14)	P.	9,008,985	P.	1,880,513	P.	32,639,002	P.	34,519,515	P.	386,109	P.	43,914,609	P.	309,323			P.	44,223,932

The accompanying notes are an integral part of these financial statements.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(In thousands of Mexican pesos, see Note 1 II.b)

	Year ended December 31
	2010		2009		2008
Operating activities
Income before taxes on profits	P.	23,779,398	P.	28,954,505	P.	29,768,570
Add (deduct) items not requiring the use of cash:
Depreciation		17,392,411		17,828,006		17,815,050
Amortization		130,919		122,762		101,702
Reserve for obsolete inventories for operation of the telephone plant		9,462		69,669		14,675
Equity interest in net income (loss) of affiliates		(195,910)		(254,680)		62,113
Gain on sale of affiliated company		(322,500)
Gain on valuation of marketable securities						(36,948)
Net periodic cost of labor obligations		7,018,738		6,646,858		5,742,803
Interest expense		5,733,627		6,122,328		7,652,427
Exchange (gain) loss, net		(646,909)		(1,232,671)		3,322,871
Other		1,082				2,531

		52,900,318		58,256,777		64,445,794
Changes in operating assets and liabilities:
Decrease (increase) in:
Marketable securities						760,420
Accounts receivable		820,670		335,214		(1,514,850)
Inventories for sale		(335,477)		370,658		276,804
Prepaid expenses and others		183,267		(463,577)		(103,370)
Deferred charges		284,446		24,537		(130,599)
(Decrease) increase in:
Labor obligations:
Contributions to trust fund		(289)		(5,751,947)		(4,321,922)
Benefits paid to employees		(6,445,654)		(218,816)		(197,297)
Accounts payable and accrued liabilities		(994,803)		(2,924,775)		(2,961,080)
Taxes on profits paid		(6,916,875)		(10,200,635)		(10,924,849)
Taxes payable		13,942		1,428,082		(293,609)
Deferred revenues		(33,149)		(620,350)		869,732

Net cash flows provided by operating activities		39,476,396		40,235,168		45,905,174

Investing activities
Acquisition of plant, property and equipment		(9,270,448)		(9,657,071)		(12,666,485)
Acquisition of licenses		(6,620)		(14,168)		(135,271)
Acquisition of long-term equity investments		(285,181)		(116,640)
Sale of long-term equity investments		669,387				76,207
Dividends received from affiliated companies		126,000		28,751

Net cash flows used in investing activities		(8,766,862)		(9,759,128)		(12,725,549)

Cash surplus to be applied to financing activities		30,709,534		30,476,040		33,179,625

Financing activities
New loans		10,135,980		23,689,235		11,862,831
Repayment of loans		(35,727,693)		(24,552,238)		(15,781,356)
Cash purchase of Company’s own shares		(339,822)		(4,095,320)		(12,871,842)
Dividends paid		(8,736,965)		(15,093,082)		(7,609,477)
Derivative financial instruments		826,850		2,019,050		(2,291,873)
Interest paid		(3,754,187)		(4,200,480)		(5,049,097)

Net cash flows used in financing activities		(37,595,837)		(22,232,835)		(31,740,814)

Net (decrease) increase in cash and cash equivalents		(6,886,303)		8,243,205		1,438,811
Cash and cash equivalents at beginning of year		14,379,768		6,136,563		4,697,752

Cash and cash equivalents at end of year	P.	7,493,465	P.	14,379,768	P.	6,136,563

The accompanying notes are an integral part of these financial statements.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2010, 2009 and 2008

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

The amended Mexican government concession under which TELMEX operates was signed on August 10, 1990. The concession runs through the year 2026, but it may be renewed for an additional period of fifteen years. Among other significant aspects, the concession stipulates the requirements for providing telephony services and establishes the basis for regulating rates.

The rates to be charged for basic telephone services are subject to a cap determined by the Federal Telecommunications Commission (COFETEL). During the last ten years, TELMEX management decided not to raise its rates for basic services.

TELMEX has concessions in Mexico to operate radio spectrum wave frequency bands to provide fixed wireless telephone services and to operate radio spectrum wave frequency bands for point-to-point and point-to-multipoint microwave communications.

The foreign subsidiary has licenses for use of point-to-point and point-to-multipoint links in the U.S.A.

On May 11, 2010, América Móvil, S.A.B. de C.V. (América Móvil) launched two concurrent public exchange offers to acquire the outstanding shares of Carso Global Telecom, S.A.B. de C.V. (Carso Global Telecom) (TELMEX’s controlling stockholder) and Telmex Internacional, S.A.B de C.V. (Telmex Internacional). Carso Global Telecom was the direct holder of 59.4% of the outstanding shares of TELMEX. On June 16, 2010, América Móvil completed the acquisition of 99.4% of the outstanding shares of Carso Global Telecom by means of a first public exchange offer, thus, América Móvil indirectly owned 59.1% of the outstanding shares of TELMEX by then. Upon completion of this transaction, TELMEX became a subsidiary of América Móvil. América Móvil launched an additional offer on November 19, 2010, which ended on December 17, 2010, increasing to 59.5% its indirect ownership of the outstanding shares of TELMEX.

On March 15, 2011, TELMEX’s Audit Committee, Chief Executive Officer, General Counsel and Chief Financial Officer authorized the issuance of the accompanying consolidated financial statements and these notes as of December 31, 2010 and 2009 and for each of the three years in the period ended December 31, 2010, and Management evaluated subsequent events through May 11, 2011.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2010, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

At December 31, 2010, 2009 and 2008, TELMEX’s equity interest in its principal subsidiaries and affiliated companies is as follows:

		% equity interest at December 31
Company	Country	2010	2009	2008
Subsidiaries:
Integración de Servicios TMX, S.A. de C.V.	Mexico	100%	100%	100%
Alquiladora de Casas, S.A. de C.V.	Mexico	100%	100%	100%
Cía. de Teléfonos y Bienes Raíces, S.A. de C.V.	Mexico	100%	100%	100%
Consorcio Red Uno, S.A. de C.V.	Mexico	100%	100%	100%
Teléfonos del Noroeste, S.A. de C.V.	Mexico	100%	100%	100%
Uninet, S.A. de C.V.	Mexico	100%	100%	100%
Telmex USA, L.L.C.	U.S.A.	100%	100%	100%

Affiliated companies:
Grupo Telvista, S.A. de C.V.	Mexico	45%	45%	45%
2Wire, Inc.	U.S.A.		13%	13%

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

Subsidiaries are fully consolidated from the date of acquisition, being the date on which TELMEX obtains control, and continue to be consolidated until the date when such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as TELMEX, using consistent accounting policies.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2010, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

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

ii) Translation of financial statements of foreign subsidiary and affiliate

Beginning January 1, 2008, the financial statements of the foreign subsidiary and affiliate are either consolidated or accounted for based on the equity method, as the case may be, once the financial statements have been adjusted to conform to Mexican Financial Reporting Standards in the corresponding local currency, and are then translated to the reporting currency. All the assets and liabilities of the foreign subsidiary are translated to Mexican pesos at the prevailing exchange rate at year-end. Stockholders’ equity accounts are translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated. Revenues, costs and expenses are translated at the historical exchange rate. Translation differences are recorded in stockholders’ equity in the line item “Effect of translation of foreign entities” under “Accumulated other comprehensive income items.”

b) Recognition of the effects of inflation on financial information

Upon adoption of Mexican FRS B-10, Effects of Inflation, which became effective on January 1, 2008, the Company ceased to recognize the effects of inflation in its financial information because it currently operates in a “non-inflationary economic environment”.

The financial statements for the years ended December 31, 2010, 2009 and 2008 are expressed in nominal pesos, except for those non-monetary items that included inflation effects through December 31, 2007. Subsequent additions are recognized at historical cost.

Capital stock and retained earnings were re-expressed for inflation through December 31, 2007 based on the Mexican National Consumer Price Index (NCPI).

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2010, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

Through December 31, 2007, the deficit from re-expression of stockholders’ equity consisted of the accumulated monetary position loss at the time the provisions of Bulletin B-10 were first applied, which was P. 13,924,729, and of the result from holding non-monetary assets, which represented the difference between re-expression by the specific indexation method and re-expression based on the NCPI. At December 31, 2007, this item was included in stockholders’ equity under the “Accumulated other comprehensive income items” caption. In conformity with Mexican FRS B-10, since it was not possible to identify the result from holding non-monetary assets with the items giving rise to them, the cumulative result from holding non-monetary assets, together with the initial effect from the adoption of Bulletin B-10, which amounted to P. (79,419,845), net of deferred taxes, were reclassified from accumulated other comprehensive income items to retained earnings in stockholders’ equity.

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

d) Use of estimates

The preparation of financial statements in conformity with Mexican Financial Reporting Standards requires the use of estimates and assumptions in certain areas. Actual results could differ from these estimates. TELMEX based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of TELMEX. Such changes are reflected in the estimates and assumptions and the related effect in the financial statements when they occur.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2010, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

e) Cash and cash equivalents

Cash at banks earns interest at floating rates based on daily bank deposit rates. Cash equivalents are represented by short-term deposits made for varying periods of between one day and three months, depending on the immediate cash requirements of the Company, and earn interest at the respective short-term deposit rates. Such investments are stated at acquisition cost plus accrued interest, which is similar to their market value.

f) Derivative financial instruments and hedging activities

The Company is exposed to interest rate and foreign currency risks, which are mitigated through a controlled risk management program that includes the use of derivative financial instruments. The Company uses primarily cross-currency swaps and when necessary foreign currency forwards to offset the short-term risk of exchange rate fluctuations. In order to reduce the risks due to fluctuations in interest rates, the Company utilizes interest-rate swaps, through which it either pays or receives the difference between the net amount of either paying or receiving a fixed interest rate and the cash flow from receiving or paying a floating interest rate, based on a notional amount denominated in Mexican pesos or U.S. dollars. Most of these derivative financial instruments qualify and have been designated as cash flow hedges.

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

The effectiveness of the Company’s derivatives used for hedging purposes is evaluated prior to their designation as hedges, as well as during the hedging period, which is performed at least quarterly based on recognized statistical techniques. Whenever it is determined that a derivative is not highly effective as a hedge or that the derivative ceases to be a highly effective hedge, the Company ceases to apply hedge accounting for the derivative on a prospective basis. During the years ended December 31, 2010, 2009 and 2008, there were no gains or losses recognized due to changes in the accounting treatment for hedges.

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

Years Ended December 31, 2010, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

The change in fair value recognized in earnings related to derivatives that are accounted for as hedges is presented in the same income statement caption as the gain or loss of the hedged item.

g) Allowance for doubtful accounts

The allowance for doubtful accounts is determined based on the Company’s historical experience, the aging of the balances and general economic trends, as well as an evaluation of accounts receivable in litigation seeking recovery. The allowance for doubtful accounts primarily covers the balances of accounts receivable greater than 90 days old.

The risk of uncollectibility of accounts receivable from related parties is evaluated annually based on an examination of each related party’s financial situation and the markets in which they operate.

h) Inventories

Inventories for sale are valued at average cost. The carrying value of inventories is not in excess of their net realizable value.

i) Plant, property and equipment

Through December 31, 1996, plant, property and equipment and construction in progress were re-expressed based on the acquisition date and cost, applying the factors derived from the specific indexes determined by the Company and validated by an independent appraiser.

From January 1, 1997 through December 31, 2007, plant, property and equipment and construction in progress acquired abroad were re-expressed based on the rate of inflation of the respective country of origin and the prevailing exchange rate at the balance sheet date (specific indexation factors). Plant, property and equipment of domestic origin were re-expressed based on the NCPI.

Telephone plant and equipment are depreciated using the straight-line method based on the estimated useful lives of the related assets (see Note 4 b).

The carrying value of plant, property, plant and equipment is reviewed whenever there are indicators of impairment in the carrying value of such assets. Whenever an asset’s recovery value, which is the greater of the asset’s selling price and its value in use (the present value of future cash flows) is less than the asset’s net carrying amount, the difference is recognized as an impairment loss. For the years ended December 31, 2010, 2009 and 2008, there were no indicators of impairment in the value of the Company’s plant, property and equipment.

An item of plant, property and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the income statement when the asset is derecognized.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2010, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

The assets’ residual values, useful lives and methods of depreciation are reviewed at each financial year end and adjusted prospectively, if appropriate.

The Company has not capitalized any financing costs since it has no significant qualifying assets with prolonged acquisition periods.

Reclassification of comparative information

TELMEX has reclassified the caption inventories for operation of the telephone plant, net as part of the caption plant, property and equipment, net. The Company concluded that this classification better reflects the underlying nature of the asset.

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

k) Licenses and trademarks

TELMEX records licenses at acquisition cost and, through December 31, 2007, re-expressed them based on the inflation rate of the country in which the license was acquired. The amortization period is based on the terms of the licenses, which range from 5 to 20 years. Trademarks are recorded at their estimated fair values at the date of acquisition, as determined by independent appraisers, and are amortized using the straight-line method over a sixteen-year period (see Note 5).

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2010, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

l) Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at fair value at the acquisition date and the amount of any noncontrolling interest in the acquiree. For each business combination, the acquirer measures the noncontrolling interest in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs incurred are expensed and included in administrative expenses.

The subsequent acquisition of noncontrolling interest is considered a transaction between entities under common control and any difference between the purchase price and the carrying value of net assets acquired is recognized as an equity transaction.

Goodwill is initially measured as the excess of the acquisition price and the amount recognized for noncontrolling interest, as measured at their fair value, over the net identifiable assets acquired and liabilities assumed.

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

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2010, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

Actuarial (losses) gains are being amortized over a period of 11 years, which is the estimated average remaining working lifetime of Company employees.

Beginning January 1, 2008, the Company adopted Mexican FRS D-3 Employee Benefits, which replaced Mexican accounting Bulletin D-3, Labor Obligations. As a result of the MFRS D-3 adoption, the transition liability for labor obligations and prior service costs at December 31, 2007 are being amortized over a maximum period of 5 years. Prior to December 31, 2007, such amounts were being amortized over the estimated average remaining working lifetime of Company employees (12 years) (see Note 10).

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

q) Comprehensive income

Comprehensive income consists of current year net income, the effect of translation of the financial statements of foreign entities, the changes in the fair value of cash flow hedges and the effect of deferred taxes and deferred employee profit sharing related to these items.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2010, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

r) Taxes on profits

Current income tax

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the tax authorities. The tax rates and tax laws used to compute the amount are those that are enacted at the reporting date.

Deferred tax

Deferred taxes on profits are recognized using the asset and liability method. Under this method, deferred taxes on profits are recognized on all differences between the financial reporting and tax values of assets and liabilities, applying the enacted income tax rate effective as of the balance sheet date, or the enacted rate at the balance sheet date that will be in effect when the deferred tax assets and liabilities are expected to be recovered or settled.

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

An analysis of the “Other expenses, net” caption for the years ended December 31, 2010, 2009 and 2008 is as follows:

	2010		2009		2008
Employee profit sharing, current	P.	1,998,105	P.	2,217,482	P.	2,548,762
Other income (Note 10)		(1,919,768)		(867,802)		(1,869,170)

Other expenses, net	P.	78,337	P.	1,349,680	P.	679,592

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2010, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

t) Statement of cash flows

Effective January 1, 2008, the Company adopted Mexican FRS B-2 Statement of cash flows. The statement of cash flows shows the entity’s cash inflows and outflows during the period. Also, the statement of cash flows presents first income before taxes on profits, followed by cash flows from operating activities, then cash flows from investing activities and finally cash flows from financing activities.

The statements of cash flows for the years ended December 31, 2010, 2009 and 2008 were prepared using the indirect method.

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

Financial instruments which potentially subject the Company to concentrations of credit risk are cash and cash equivalents, trade accounts receivable, debt and derivative financial instruments. Pension fund assets are subject to market risk. The Company’s policy is designed to not restrict its exposure to any one financial institution; therefore, the Company’s financial instruments are maintained in different financial institutions located in different geographical areas.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2010, 2009 and 2008

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

w) Segments

Segment information is presented based on information used by the Company in its decision-making processes (see Note 16).

Local and long distance segment information differs from the information presented in the consolidated financial statements due to:

•	Segment information only includes those companies that are directly involved in rendering local and long distance telephone services in Mexico.

•	Local service includes: revenues from basic rent, measured service, installation charges, equipment sales and interconnection.

•	Long distance service includes: revenues from basic services of domestic and international long distance services; it does not include revenues from rural and public telephony and data services.

•	The services being disclosed include the corresponding attributes for interconnection, billing, collecting, co-location and leased lines.

•	Interconnection with cellular operators includes revenues from calling party pays.

x) Reclassifications

Certain captions shown in the 2009 financial statements as originally issued have been reclassified for uniformity of presentation with the 2010 financial statements.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2010, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

		As originally reported 2009		Reclassifications		As reclassified 2009
Assets
Current assets:
Accounts receivable, net	(1)	P.	21,113,323	P.	(687,767)	P.	20,425,556
Derivative financial instruments	(2)		11,496,359		729,191		12,225,550
Inventories for sale, net	(3)		1,543,648		(95,546)		1,448,102
Plant, property and equipment, net	(3)		104,304,749		1,742,893		106,047,642
Inventories for operation of telephone plant, net	(3)		1,647,347		(1,647,347)

Liabilities
Current liabilities:
Accounts payable and accrued liabilities	(1, 2)		14,204,188		41,424		14,245,612

Statement of income
Operating costs and expenses:
Cost of sales and services	(4)		34,158,977		18,805		34,177,782
Commercial, administrative and general expenses	(4)		20,830,245		(18,805)		20,811,440

(1)	Reclassification to accounts receivable, net.
(2)	Reclassification of derivative financial instruments.
(3)	Reclassification of inventories for operation of telephone plant.
(4)	Reclassification of administrative expenses.

y) New accounting pronouncements

Following is a discussion of the new accounting pronouncements issued by the Mexican Financial Reporting Standards Research and Development Board (Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, A.C. or “CINIF”) that became effective on January 1, 2010 and that affected TELMEX’s accounting policies:

Mexican FRS C-1, Cash and Cash equivalents

In November 2009, the CINIF issued Mexican FRS C-1, which became effective for fiscal years beginning on or after January 1, 2010. Mexican FRS C-1 replaces Mexican accounting Bulletin C-1, Cash. The main changes compared to Mexican accounting Bulletin are the presentation of restricted cash and the substitution of the term “short-term demand investments” with the new term “liquid demand investments”, which, among other characteristics, must be readily convertible to cash and have maturities of no more than three months.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2010, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

The adoption of this accounting standard must be made retrospectively. The adoption of the requirements of this standard had no effect on the Company’s financial position or on its results of operations.

Interpretation to Mexican FRS 19, Changes derived from the adoption of International Financial Reporting Standards

In August 2010, the CINIF issued Interpretation to Mexican FRS 19, which became effective for financial statements issued on or after September 30, 2010. This interpretation establishes the disclosures that must be made in the notes to the financial statements prepared under Mexican Financial Reporting Standards prior to the adoption of International Financial Reporting Standards.

The National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores or “CNBV”) requires securities issuers registered with the National Securities Registry to prepare and disclose their financial information in conformity with International Financial Reporting Standards (IFRS) beginning on January 1, 2012, allowing early adoption. As a result of this requirement, the Company plans to adopt IFRS as the basis for preparing its financial information beginning on January 1, 2011.

Based on an analysis performed to identify the accounting effects upon adoption, the items which the Company has identified will have a significant impact on its financial statements are labor obligations, deferred taxes, stockholders’ equity and inflation effects. The Company is in the process of quantifying the impact on its financial statements.

2.	Cash and Cash Equivalents

Cash and cash equivalents consist of the following at December 31, 2010 and 2009:

	2010		2009
Cash and bank accounts	P.	817,630	P.	1,010,973
Cash equivalents		6,675,835		13,368,795

Total	P.	7,493,465	P.	14,379,768

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2010, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

3.	Accounts Receivable

An analysis of accounts receivable at December 31, 2010 and 2009 is as follows:

	2010		2009
Customers	P.	19,589,206	P.	19,112,062
Recoverable taxes		623,876		2,728,510
Related parties (Note 13)		892,786		894,535
Net settlement receivables		181,856		417,152
Other		1,396,115		1,582,178

		22,683,839		24,734,437
Less:
Allowance for doubtful accounts		5,035,306		4,308,881

Total	P.	17,648,533	P.	20,425,556

An analysis of activity in the allowance for doubtful accounts for the years ended December 31, 2010, 2009 and 2008 is as follows:

	2010		2009		2008
Beginning balance at January 1	P.	4,308,881	P.	2,522,842	P.	1,725,969
Increase charged to expenses		2,218,564		2,986,891		1,690,160
Write-offs		(1,492,139)		(1,200,852)		(893,287)

Ending balance at December 31	P.	5,035,306	P.	4,308,881	P.	2,522,842

4.	Plant, Property and Equipment

a) An analysis of plant, property and equipment at December 31, 2010 and 2009 is as follows:

	2010		2009
Telephone plant and equipment	P.	320,261,936	P.	315,548,924
Land and buildings		37,496,994		37,128,186
Computer equipment and other assets		52,446,218		49,952,667

		410,205,148		402,629,777
Less:
Accumulated depreciation		313,020,620		298,734,102

Net		97,184,528		103,895,675
Construction in progress and advances to equipment suppliers		244,469		409,074
Inventories for operation of the telephone plant, net		1,992,335		1,742,893

Total	P.	99,421,332	P.	106,047,642

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2010, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

Construction in progress refers mainly to projects related to telephone plant, which are scheduled to be completed and transferred to the plant mostly during the first half of 2011.

b) Depreciation of the telephone plant and equipment is calculated at annual rates ranging from 3.3% to 20.0%. The rest of the Company’s assets, excluding land, are depreciated at rates ranging from 10% to 33.3%. Depreciation charged to operating costs and expenses was P.17,392,411 in 2010, P.17,828,006 in 2009 and P.17,815,050 in 2008.

5.	Licenses and Trademarks

An analysis of licenses and trademarks at December 31, 2010 and 2009 is as follows:

	2010		2009
Licenses, net	P.	850,809	P.	918,341
Trademarks, net		456,708

Total	P.	1,307,517	P.	918,341

An analysis of licenses cost and their amortization at December 31, 2010 and 2009 is as follows:

	2010		2009
Investment	P.	1,824,790	P.	1,777,464
Less:
Accumulated amortization		973,981		859,123

Net	P.	850,809	P.	918,341

An analysis of the changes in 2010, 2009 and 2008 is as follows:

	Balance at January 1, 2010		Translation effect		Effect of acquired companies		Investment and amortization for the year		Balance at December 31, 2010
Investment	P.	1,777,464	P.	19,281	P.	21,425	P.	6,620	P.	1,824,790
Accumulated amortization		859,123		2,447				112,411		973,981

Net	P.	918,341	P.	16,834	P.	21,425	P.	(105,791)	P.	850,809

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2010, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

	Balance at January 1, 2009		Investment and amortization for the year		Balance at December 31, 2009
Investment	P.	1,763,296	P.	14,168	P.	1,777,464
Accumulated amortization		738,269		120,854		859,123

Net	P.	1,025,027	P.	(106,686)	P.	918,341

	Balance at January 1, 2008		Investment and amortization for the year		Traslation effect		Balance at December 31, 2008
Investment	P.	1,627,992	P.	135,271	P.	33	P.	1,763,296
Accumulated amortization		636,531		101,703		35		738,269

Net	P.	991,461	P.	33,568	P.	(2)	P.	1,025,027

Trademarks

At December 31, 2010, the Company has well-known trademarks of certain acquired companies, which were recognized at their fair value, based on appraisals performed by independent experts.

An analysis of trademarks and their amortization at December 31, 2010 is as follows:

	2010
Investment	P.	473,310
Accumulated amortization		16,602

Net	P.	456,708

The amortization expense of other deferred charges was P.1,906, P.1,908 and P.16,454 for the years ended December 31, 2010, 2009 and 2008, respectively.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2010, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

6.	Investments

I.	Equity investments

An analysis of equity investments in affiliates and other companies at December 31, 2010 and 2009, and a brief description of each, is as follows:

	2010		2009
Equity investments in:
Grupo Telvista, S.A. de C.V.	P.	784,875	P.	907,973
2Wire, Inc.				301,035
Other affiliates		607,167		566,372

	P.	1,392,042	P.	1,775,380

Grupo Telvista

TELMEX holds 45% of the capital stock of Grupo Telvista, S.A. de C.V. (Grupo Telvista) which, through its subsidiaries, provides telemarketing services in Mexico and the U.S.A. For the year ended December 31, 2010, TELMEX’s equity interest in the net income of Grupo Telvista gave rise to a credit to results of operations of P.24,022 (credits of P.195,498 in 2009 and P.154,795 in 2008) and a charge to stockholders’ equity of P.21,120 (charge of P.13,867 in 2009 and credit of P.69,128 in 2008). In September 2010, TELMEX received a dividend of P.126,000.

2Wire

On October 20, 2010, TELMEX sold to Pace, Plc its 13% equity interest in 2Wire, Inc. (2Wire) for P. 744,231. Such sale gave rise to a gain of P.322,500 recorded in other income. For the year ended December 31, 2010, TELMEX’s equity interest in the results of 2Wire gave rise to a credit to results of operations of P.120,697 (credit of P.25,035 in 2009 and charge of P.266,568 in 2008).

Other affiliates

For the year ended December 31, 2010, equity interest in other affiliates represented a net credit to results of operations of P.51,191 (net credits of P.34,147 in 2009 and P.49,660 in 2008) and a charge to stockholders’ equity of P.10,396 (charge of P.4,427 in 2009 and credit of P.37,718 in 2008).

II.	Investment in subsidiary

Scitum

On May 24, 2010, TELMEX acquired for P.296,334 a 51.5% equity interest in Scitum, S.A. de C.V. (Scitum), which offers services in the design, implementation and management of infrastructures of security of information in Mexico.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2010, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

The allocation of the acquisition price over fair value of the net assets acquired at the acquisition date is as follows:

	May 2010
Current assets	P.	142,736
Fixed assets		41,389
Deferred assets		22,991
Trademarks		473,310
Less:
Current liabilities		78,934
Long-term liabilities		128,972

Fair value of net assets acquired		472,520
Acquisition price at 100%		575,809

Goodwill arising on acquisition	P.	103,289

Goodwill includes P.50,350 which corresponds to the noncontrolling interest.

From the date of acquisition, Scitum has contributed P.230,453 to operating revenues and P.(61,389) to net income of the Company.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2010, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

7. Debt

Short-term and long-term debt consist of the following:

	Weighted average interest rate at December 31		Maturities from	Balance at December 31
	2010	2009	2011 through	2010		2009
Debt denominated in foreign currency:
Senior notes	5.5%	5.2%	2019	P.	16,044,459	P.	29,361,181
Bank loans	0.8%	0.7%	2018		21,665,623		40,074,814
Others	0.6%	2.0%	2022		6,364,863		238,353

Total debt denominated in foreign currency					44,074,945		69,674,348

Debt denominated in Mexican pesos:
Senior notes	8.8%	8.8%	2016		4,500,000		4,500,000
Domestic senior notes	6.3%	6.3%	2037		25,900,000		25,900,000
Bank loans	5.5%	4.8%	2011		46,000		2,800,000

Total debt denominated in Mexican pesos					30,446,000		33,200,000

Total debt					74,520,945		102,874,348
Less short-term debt and current portion of long-term debt					11,951,532		19,768,894

Long-term debt				P.	62,569,413	P.	83,105,454

The above-mentioned rates are subject to market variances and do not include the effect of the Company’s agreement to reimburse certain lenders for Mexican withholding taxes. The Company’s weighted-average cost of debt at December 31, 2010 (including interest expense, interest rate swaps, fees and withholding taxes, and excluding exchange rate variances) was approximately 6.6% (5.9% in 2009).

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2010, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

Short-term debt and current portion of long-term debt consist of the following:

	Balance at December 31
	2010		2009
Short-term debt:
Bank loans	P.	46,000
Others		6,178,550

		6,224,550

Current portion of long-term debt:
Senior notes			P.	12,405,765
Domestic Senior notes		4,500,000
Bank loans		1,226,982		7,363,129

		5,726,982		19,768,894

Total	P.	11,951,532	P.	19,768,894

Senior notes:

a)	In November 2008, TELMEX repaid a bond of P.13,151,147 (U.S.$1,000 million, nominal amount) that was issued in November 2003 and bore an annual interest of 4.5%, payable semiannually. For the year ended December 31, 2008, interest expense on the bond was P. 442,078.

b)

In the first quarter of 2005, TELMEX issued bonds in the amount of P.21,892,381(1) (U.S.$1,750 million) divided into two issuances of P.11,870,243(1) and P.10,022,138(1) (U.S.$950 million and U.S.$800 million, respectively), the first maturing in January 2010 and bearing an annual interest of 4.75%, and the second maturing in 2015 and bearing an annual interest of 5.5%. Interest is payable semiannually.

On January 27, 2010, TELMEX repaid the first issuance for P.12,294,140 (U.S.$950 million). For the year ended December 31, 2010, interest expense on these bonds was P.628,617 (P.1,274,163 in 2009 and P.1,025,848 in 2008).

c)	On January 26, 2006, TELMEX issued abroad a bond denominated in Mexican pesos in the amount of P.4,500,000 (nominal amount), which matures in 2016 and bears an annual interest of 8.75%. For the year ended December 31, 2010, interest expense on the bond was P.406,656 (P.407,708 in 2009 and P.409,655 in 2008).

d)	On November 12, 2009, TELMEX issued a bond in the amount of P.6,615,400 (U.S.$500 million, nominal amount), which matures in 2019 and bears an annual interest of 5.5%, payable semiannually. For the year ended December 31, 2010, interest expense on the bond was P.367,648 (P.49,823 in 2009)

(1)	Amounts re-expressed in constant pesos as of December 31, 2007.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2010, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

On February 2, 2011, América Móvil launched a private offer to exchange any and all outstanding senior notes of TELMEX with maturity in 2015 and 2019, for new senior notes of América Móvil. The offer expired on March 3, 2011. As a result of the offer, on March 8, 2011, U.S.$243.6 million of senior notes due in 2015 and U.S.$122.6 million of senior notes due in 2019 were exchanged for América Móvil senior notes. On March 10, 2011, TELMEX paid América Móvil U.S.$394.0 million, which includes a premium of U.S.$27.8 million, to extinguish the exchanged senior notes. The consideration paid by TELMEX was based on the same market conditions under which the TELMEX senior notes were exchanged by América Móvil.

Syndicated loans:

In 2004, the Company entered into a syndicated loan, which was restructured in 2005 and 2006 to improve the credit conditions and increase the total loan amount to P.34,531,521(1) (U.S.$3,000 million), split into three tranches. Tranche A for P.14,963,659(1) (U.S.$1,300 million) with a three-year maturity. Tranche B for P.11,510,507(1) (U.S.$1,000 million) with a five-year maturity. Tranche C for P.8,057,355(1) (U.S.$700 million) with a seven-year maturity. In August 2009, TELMEX prepaid the total amount of tranche A, which was scheduled to mature in October 2009. In November 2010, TELMEX prepaid the total amount of tranche B, which was scheduled to mature in October 2011. The balance of tranche C at December 31, 2010 is included under banks loans (debt denominated in foreign currency), and is scheduled to mature in October 2013.

On June 30, 2006, TELMEX entered into a syndicated loan agreement in the amount of P.5,986,554(1) (U.S.$500 million), split into two tranches in equal amounts of P.2,993,277(1) (U.S.$250 million), with maturities of four years and six years, respectively. In March 2010, TELMEX prepaid the total amount of the first tranche, for which the original maturity was scheduled for June 2010.

(1)	Amounts re-expressed in constant pesos as of December 31, 2007.

Substantially all of the bank loans bear interest equal to the London Inter-Bank Offered Rate (LIBOR) plus a specified margin. For the year ended December 31, 2010, interest expense on these loans was P.162,539 (P.556,305 in 2009 and P.1,425,514 in 2008).

Others:

On November 12, 2010, TELMEX entered into two loan agreements with América Móvil, the first one in the amount of P.2,454,280 (U.S.$200 million) maturing in December 2010, and the second in the amount of P.6,135,700 (U.S.$500 million), maturing in October 2011. These loans bear interest equal to the LIBOR plus a specified margin (25 basis points). The first loan was repaid on its maturity. In 2010, interest expense on this loan was P.6,048.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2010, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

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

Some domestic senior notes bear fixed-rate interest, while others bear interest equal to the Mexican interbank equilibrium interest rate (“TIIE”) plus a specified margin. For the year ended December 31, 2010, interest expense on long-term domestic senior notes was P.1,663,516 (P.1,194,213 in 2009 and P.1,004,242 in 2008).

Restrictions:

The above-mentioned debt is subject to certain restrictions with respect to maintaining certain financial ratios, as well as restrictions on selling a significant portion of groups of assets, among others. At December 31, 2010, the Company was in compliance with all these requirements.

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

Foreign currency debt:

An analysis of the foreign currency denominated debt at December 31, 2010 is as follows:

	Foreign currency (in thousands)	Exchange rate at December 31, 2010 (in units)		Equivalent in Mexican pesos
U.S. dollar	3,306,054	P.	12.3571	P.	40,853,235
Japanese yen	19,891,200		0.1526		3,035,397
Euro	11,242		16.5733		186,313

Total				P.	44,074,945

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2010, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

Long-term debt maturities at December 31, 2010 are as follows:

Years	Amount
2012	P.	11,936,560
2013		11,153,036
2014		8,331,893
2015		10,673,067
2016 and thereafter		20,474,857

Total	P.	62,569,413

Derivative financial instruments and hedging activities:

At December 31, 2010 and 2009, the derivative financial instruments held by the Company are as follows:

	2010				2009
	Notional		Fair value asset (liability)		Notional		Fair value asset (liability)
Instrument	(in millions)				(in millions)
Cross currency swaps	U.S.$	3,487	P.	6,957	U.S.$	4,178	P.	12,226
Forwards dollar-peso (Note 8)	U.S.$	40		(21)	U.S.$	245		(120)
Interest-rate swaps in pesos (Note 8)	P.	16,649		(1,540)	P.	23,752		(729)
Cross currency coupon swaps					U.S.$	50

Total			P.	5,396			P.	11,377

To reduce the risks related to fluctuations in exchange and interest rates, the Company uses derivative financial instruments as hedges associated with its debt. The derivative financial instruments principally used by the Company are as follows:

Cross currency swaps

At December 31, 2010, the Company had cross currency swaps that hedge foreign currency denominated liabilities of P.43,091,161 (U.S.$3,487 million) (P.54,557,723 or U.S.$4,178 million in 2009). These cross currency swaps hedge the exchange rate and interest rate risks associated with bonds that mature in 2015 and 2019 in the total amount of U.S.$1,310 million and bank loans that mature from 2011 to 2018 of U.S.$2,177 million. These agreements allow TELMEX to fix the parity of such debt at a weighted-average exchange rate of P.10.7645 per U.S. dollar, as well as to set a fixed interest rate of 8.57% for the bond maturing in 2015 and a floating rate equal to the average 28-day TIIE less a specified margin for the bond maturing in 2019 and for the bank loans.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2010, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

The change in the fair value of these cross currency swaps that offset the exchange gain on the foreign-currency denominated debt for the year ended December 31, 2010 was a net charge of P.2,108,445 (charge of P.5,682,263 in 2009 and P.16,281,874 in 2008).

Forwards dollar-peso

At December 31, 2010, the Company had short term foreign currency forwards with a notional amount of P.494,284 (U.S.$40 million) (P.3,199,382 or U.S.$245 million in 2009). For the year ended December 31, 2010, the Company recognized a net charge of P.97,295 (charges of P.520,733 in 2009 and P.1,690,380 in 2008) as part of the net exchange gain, due to changes in the fair value of these forwards.

Interest-rate swaps

At December 31, 2010, the Company had interest-rate swaps for an aggregate notional amount of P.16,649,250 (P.23,752,125 in 2009) to hedge the floating interest rate risk of its debt in Mexican pesos, fixing such rate at an average of 8.48%.

At December 31, 2010, the Company had no cross currency coupon swap contracts outstanding. At December 31, 2009 the Company had cross currency coupon swaps that covered interest payments flows of P.652,935 (U.S.$50 million).

For the year ended December 31, 2010, the Company recognized a net expense for these swaps in interest expense of P.1,687,679 (P.1,941,649 in 2009 and P.2,282,554 in 2008).

The ineffective portion of the cash flow hedges was a net expense of P.506,815 for the year ended December 31, 2010 (P.115,190 in 2009 and P.157,224 in 2008), recognized in interest expense.

The Company’s derivatives are acquired in over-the counter markets, mostly from the same financial institutions with which it has contracted its debt.

Several of the Company’s agreements under which it has negotiated its derivative financial instruments require margin calls when the fair value of the derivatives exceeds the Company’s existing credit lines of P.5,251,768 (U.S.$425 million). At December 31, 2010, 61% of the Company’s outstanding derivatives correspond to these types of agreements; however, no margin calls had been required at such date.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2010, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

8.	Accounts Payable and Accrued Liabilities

An analysis of accounts payable and accrued liabilities is as follows:

	December 31
	2010		2009
Suppliers	P.	4,426,398	P.	2,081,727
Employee benefits		3,017,073		2,804,324
Derivative financial instruments (Note 7)		1,561,294		848,910
Related parties (Note 13)		1,314,356		1,602,128
Vacation accrual		1,333,231		1,284,578
Accrual for other contractual employee benefits		1,104,135		1,230,645
Dividend pending payment		1,123,388		1,106,119
Sundry creditors		956,722		750,440
Interest payable		625,986		936,516
Other		1,914,427		1,600,225

	P.	17,377,010	P.	14,245,612

The activity in the main accruals for the years ended December 31, 2010, 2009 and 2008 is as follows:

Vacation accrual:

	2010		2009		2008
Beginning balance at January 1	P.	1,284,578	P.	1,287,747	P.	1,256,783
Increase charged to expenses		1,701,334		1,619,979		1,656,930
Payments		(1,652,681)		(1,623,148)		(1,625,966)

Ending balance at December 31	P.	1,333,231	P.	1,284,578	P.	1,287,747

Accrual for other contractual employee benefits:

	2010		2009		2008
Beginning balance at January 1	P.	1,230,645	P.	1,310,570	P.	1,151,700
Increase charged to expenses		3,528,045		3,725,372		3,588,400
Payments		(3,654,555)		(3,805,297)		(3,429,530)

Ending balance at December 31	P.	1,104,135	P.	1,230,645	P.	1,310,570

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2010, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

9.	Deferred Revenues

Deferred revenues consist of the following at December 31, 2010 and 2009:

	2010		2009
Short-term:
Advance billings	P.	891,108	P.	1,009,603
Advances from customers		26,269		94,572

		917,377		1,104,175
Long-term:
Advance billings		622,351		466,696

Total	P.	1,539,728	P.	1,570,871

10.	Labor Obligations

a)	Pensions plans and seniority premiums

The majority of the Company’s employees are covered under defined benefits pension plans and seniority premiums. Pension benefits and seniority premiums are determined on the basis of compensation of employees in their final year of employment, their seniority, and their age at the time of retirement.

TELMEX has set up an irrevocable trust fund to finance these labor obligations and has adopted the policy of making contributions to such fund, which are deductible for Mexican corporate income tax and employee profit sharing purposes. The most important information related to labor obligations is as follows:

Analysis of net periodic cost:

	2010		2009		2008
Labor cost	P.	4,850,844	P.	4,431,755	P.	4,333,194
Finance cost on defined benefit obligation		17,751,583		15,861,542		14,344,072
Projected return on plan assets		(19,632,161)		(17,524,795)		(15,571,525)
Amortization of past services and transition liability		69,533		69,526		1,344,971
Amortization of variances in actuarial assumptions (1)		2,488,132		2,183,763		201,412

Net periodic cost	P.	5,527,931	P.	5,021,791	P.	4,652,124

(1)	Includes P.99,125 in 2008 for the amortization of the initial balance of the actuarial loss, which is presented in the statement of income under the caption “Other expenses, net,” in conformity with Mexican FRS D-3.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2010, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

Analysis of the defined benefit obligation:

	2010		2009
Present value of labor obligations:
Vested benefit obligation	P.	120,520,269	P.	105,002,007
Non-vested benefit obligation and effect of salary projection		96,406,898		92,330,826

Defined benefit obligation at end of year	P.	216,927,167	P.	197,332,833

Analysis of changes in the defined benefit obligation:

	2010		2009
Defined benefit obligation at beginning of year	P.	197,332,833	P.	176,182,835
Labor cost		4,850,844		4,431,755
Finance cost on defined benefit obligation		17,751,583		15,861,542
Actuarial loss		7,608,718		10,200,996
Benefits paid to employees		(6,438,985)		(215,298)
Payments from trust fund		(4,177,826)		(9,128,997)

Defined benefit obligation at end of year	P.	216,927,167	P.	197,332,833

Analysis of changes in plan assets:

	2010		2009
Established fund at beginning of year	P.	163,995,375	P.	145,475,893
Projected return on plan assets		19,632,161		17,524,795
Actuarial gain		1,130,129		4,371,737
Contributions to trust fund		289		5,751,947
Payments from trust fund		(4,177,826)		(9,128,997)

Established fund at end of year	P.	180,580,128	P.	163,995,375

Analysis of the net projected asset:

	2010		2009
Insufficiency of plan assets for defined benefit obligation	P.	(36,347,039)	P.	(33,337,458)
Unamortized actuarial loss		53,506,227		49,515,770
Transition liability		86,987		121,815
Past service cost and changes to plan		96,025		130,730

Net projected asset	P.	17,342,200	P.	16,430,857

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2010, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

In 2010, the net actuarial loss of P.6,478,589 resulted from (i) the effect of a favorable actuarial variance of P.1,130,129 due to the behavior of the plan assets resulting from an increase in the value of investments in shares of companies and in fixed-yield investments due to variances in reference rates, and (ii) an actuarial loss of P.7,608,718, attributable principally to the fact that the number of employees who retired was greater than the number estimated at the beginning of the year, and the salary and pension benefits of the retired employees were higher than estimated at the beginning of the year.

In 2009, the net actuarial loss of P.5,829,259 resulted from (i) the effect of a favorable actuarial variance of P.4,371,737 due to the behavior of the plan assets resulting from an increase in the value of investments in shares of companies and in fixed-yield investments due to variances in reference rates, and (ii) an actuarial loss of P.10,200,996, attributable principally to the fact that the number of employees who retired was greater than the number estimated at the beginning of the year, and the salary and pension benefits of the retired employees were higher than estimated at the beginning of the year.

At December 31, 2010, 2009 and 2008, the rates used in the actuarial study are as follows:

Nominal rates %
Discount of labor obligations:
Long-term average	9.2
Increase in salaries:
Long-term average	4.5

At December 31, 2010, 46.4% (45.9% in 2009) of plan assets were invested in fixed-yield securities and the remaining 53.6% (54.1% in 2009) in variable-yield securities.

b)	Termination benefits

The most important information related to the liability for termination benefits is as follows:

Analysis of net periodic cost:

	2010		2009		2008
Labor cost	P.	13,134	P.	12,630	P.	15,188
Finance cost on defined benefit obligation		13,508		12,498		14,599
Amortization of variances in assumptions (1)		(15,537)		(9,867)		(87,699)

Net periodic cost (gain)	P.	11,105	P.	15,261	P.	(57,912)

(1)	Includes P. 36,206 in 2008 for the amortization of the initial balance of the actuarial gain, which is presented in the statement of income under the caption “Other expenses, net,” in conformity with Mexican FRS D-3.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2010, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

The activity in the termination pay liability is as follows:

	2010		2009
Balance at beginning of year	P.	159,377	P.	147,634
Net periodic cost (gain)		11,105		15,261
Payments		(6,669)		(3,518)

Balance at end of year	P.	163,813	P.	159,377

c)	Employee profit sharing

TELMEX is obligated to pay profit sharing to its employees in Mexico, in addition to their contractual compensation and benefits. For the years ended December 31, 2010, 2009 and 2008, employee profit sharing was based on 10% of the Company’s taxable income, excluding certain inflation effects and the re-expression of depreciation expense.

The cumulative effect of deferred employee profit sharing at the beginning of 2008 resulting from the adoption of Mexican FRS D-3 was P.5,820,412 and was charged to stockholders’ equity. The deferred employee profit sharing gave rise to a credit to stockholders’ equity for deferred income tax of P.1,630,277. Accordingly, the net effect of the adoption of Mexican FRS D-3 was a charge to stockholders’ equity of P.4,190,135. For the year ended December 31, 2010, the deferred employee profit sharing provision represented a credit to results of operations of P.518,403 (P.607,676 in 2009 and P.1,400,171 in 2008), which was recognized in the statement of income under the caption “Other expenses, net.”

At December 31, 2010 and 2009, the Company recognized deferred employee profit sharing on the following temporary items:

	2010		2009
Deferred employee profit sharing assets:
Allowance for bad debts and slow-moving inventories	P.	434,813	P.	310,287
Advance billings		146,480		147,750
Accrued liabilities		405,470		515,522
Exchange loss on debt		397,925		347,123
Derivative financial instruments		31,756

		1,416,444		1,320,682

Deferred employee profit sharing liabilities:
Fixed assets		(2,959,631)		(3,437,606)
Inventories		(5,420)		(4,881)
Licenses		(38,889)		(44,852)
Labor obligations		(1,707,402)		(1,609,552)
Prepaid expenses		(57,975)		(86,043)
Derivative financial instruments				(91,884)

		(4,769,317)		(5,274,818)

Deferred employee profit sharing liability, net	P.	(3,352,873)	P.	(3,954,136)

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2010, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

11.	Foreign Currency Position

At December 31, 2010 and 2009, the Company had the following foreign currency denominated assets and liabilities:

	Foreign currency in millions
	2010	Exchange rate at December 31, 2010		2009	Exchange rate at December 31, 2009
Assets:
U.S. dollar	139	P.	12.36	669	P.	13.06
Liabilities:
U.S. dollar	3,553		12.36	5,205		13.06
Japanese yen	19,904		0.15	19,891		0.14
Euro	11		16.57	13		18.74

At May 10, 2011, the applicable exchange rates are as follows:

Foreign currency	Exchange rate
U.S. dollar	P.	11.61
Japanese yen		0.14
Euro		16.63

12.	Commitments and Contingencies

Commitments

At December 31, 2010, TELMEX has non-cancelable commitments for the purchase of equipment of P.5,346,417 (P.3,372,975 in 2009), which include P.1,579,895 (P.977,637 in 2009) of non-cancelable commitments with related parties. Payments made under the related purchase agreements aggregated to P.2,832,019 in 2010 (P.2,858,996 in 2009 and P.3,173,710 in 2008).

Contingencies

a) In November 2005, COFETEL issued the guidelines for making changes to local service areas. In April 2006, Teléfonos de México, S.A.B. de C.V. filed a motion for an administrative review of COFETEL’s guidelines for modifying the local service areas. Such motion was denied by the Communications Ministry (Secretaría de Comunicaciones y Transportes, or SCT) and is currently in litigation before the Third Regional Metropolitan Chamber of the Federal Tax and Administrative Court.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2010, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

In March 2007, COFETEL ordered the consolidation of a package of 70 local service areas and a package of 2 local service areas while, in September 2008 it ordered the consolidation of another package of 125 local service areas and in December 2008, it ordered the consolidation of one local service area, each with its own schedule. Teléfonos de México, S.A.B. de C.V. has challenged COFETEL’s orders through the corresponding legal procedures.

In November 2009, in compliance with the ruling issued by the Full Circuit Court in Administrative Matters, the court declared the resolutions issued by COFETEL to be null and void.

If the validity of COFETEL’s ruling is eventually recognized, COFETEL may be able to re-initiate proceedings to require the consolidation of the local service areas.

Should the consolidation requirement ever become effective, there could be an adverse effect on the Company’s long-distance revenues.

The Company believes, based on the advice of external lawyers who are handling this matter, that although the Company’s arguments are well-founded, there is no certainty that Teléfonos de México, S.A.B. de C.V. will obtain favorable results.

b) Since 2007, the Federal Commission of Economic Competition (COFECO) initiated eight investigations to evaluate if Teléfonos de México, S.A.B. de C.V. has substantial power and engages in monopolistic practices in certain markets.

Final resolutions in four of these investigations have been issued, in which COFECO has determined that Teléfonos de México, S.A.B. de C.V. has substantial power in the following areas: (i) termination of public commuted traffic; (ii) origination of public commuted traffic; (iii) local transit services; and (iv) leasing of lines or circuits. Teléfonos de México, S.A.B. de C.V. has expressed its disagreement with the proceedings, objected to the findings and submitted evidence against the resolutions.

In the four markets in question, COFECO has already confirmed its resolutions and Teléfonos de México, S.A.B. de C.V. filed the applicable motions for appeal, which COFECO denied. Teléfonos de México, S.A.B. de C.V. has filed relief (amparo) proceedings against the COFECO’s rejection of the motions for appeal, and the rulings on these relief proceedings are currently still pending. If the disputed resolutions are determined to be final, COFETEL, after completing the applicable procedure, may establish specific obligations for the Company regarding tariffs, quality of services and information in such markets, such as additional information and service quality disclosure requirements. The exact nature of these regulations and their impact on the business cannot be known in advance, but they will likely reduce the Company’s flexibility and its ability to adopt competitive market policies. It is also impossible to predict how long the Company will have to adopt the new regulations and whether it will actually be able to do so.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2010, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

In the four remaining investigations, COFECO is attempting to determine if TELMEX engaged in the alleged monopolistic practices in the following markets: (i) the broad-band internet market for domestic residential customers; and (ii) the local and national long-distance dedicated links wholesale leasing services market. These investigations are currently in the submission of evidence stage. For the inter-urban transport for commuted long-distance traffic services market and the fixed-network interconnection services market, COFECO has already issued and delivered Probable Fault Notices. Teléfonos de México, S.A.B. de C.V. promptly responded to these notices and contested the findings objecting to its considerations. There is no certainty as to the outcome of these investigations and notices and they may be unfavorable, which could result in regulations, restrictions or monetary fines being imposed on the Company.

The Company believes, based on the advice of external lawyers who are handling this matter, that although the Company’s arguments are well-founded, there is no certainty that Teléfonos de México, S.A.B. de C.V. will obtain favorable results.

c) The Mexican Social Security Institute (IMSS) audited Teléfonos de México, S.A.B. de C.V. for the 1997-2001 period. At the conclusion of the audit, IMSS determined that Teléfonos de México, S.A.B. de C.V. owed a total of approximately P.330,000 (historical amount) in taxes, fines, surcharges and re-expression for inflation at July 2, 2003. Teléfonos de México, S.A.B. de C.V. filed an appeal to nullify these findings and related assessment with the Federal Court of Justice for Tax and Administrative Matters. In accordance with Mexican law, by means of a trust fund established with a banking institution, the Company guaranteed payment of the tax assessment in the amount of P.568,869 through July 19, 2010. The Regional Metropolitan Chamber court nullified the ruling; however, IMSS filed a motion for appeal. In October 2009, the court handling the appeal ruled in favor of the Company. Therefore, the ruling issued on the nullity of the fee settlement schedules became final. Consequently, Teléfonos de México, S.A.B. de C.V. initiated proceedings to dissolve the trust fund guaranteeing the payment of the amounts sought by IMSS. The trust was dissolved on January 22, 2010, which was the date on which Teléfonos de México, S.A.B. de C.V. recognized the income from canceling this contingency as other income.

As a result, since the tax liabilities have been annulled and the amount pledged in guaranty was returned to Teléfonos de México, S.A.B. de C.V. on January 22, 2010, this matter is considered closed.

d) In accordance with Mexican law, Teléfonos de México, S.A.B. de C.V. shall be severally liable for all of the obligations transferred to Telmex Internacional, S.A.B. de C.V. as a result of the split-up, for a three-year period, with respect to the terms of the split-up agreement approved by the shareholders of Teléfonos de México, S.A.B. de C.V. on December 21, 2007. This responsibility, however, does not apply to obligations with those creditors who have given their express consent relieving Teléfonos de México, S.A.B. de C.V. from these liabilities and approving the split-up.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2010, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

e) On February 10, 2009, COFETEL published the Fundamental Technical Interconnection and Interoperability Plan in the Official Gazette. Such plan could have a negative impact on Teléfonos de México, S.A.B. de C.V. and on the telecommunications sector in general, since it establishes additional obligations to concessionaries.

Teléfonos de México, S.A.B. de C.V. has legally challenged the plan through a number of available channels and has presented its evidence as to the illegality and unconstitutionality of the plan.

The Company believes, based on the advice of external lawyers who are handling this matter, that although the Company’s arguments are well-founded, there is no certainty that Teléfonos de México, S.A.B. de C.V. will obtain favorable results.

13.	Related Parties

a) An analysis of balances due from/to related parties at December 31, 2010 and 2009 is provided below. All the companies are considered affiliates since TELMEX’s primary stockholders are also either direct or indirect stockholders of the related parties:

	December 31
	2010	2009
Accounts receivable:
Alestra, S. de R.L. de C.V.	P.490,773	P.454,762
Sercotel, S.A. de C.V.	165,824	193,316
Anuncios en Directorios, S.A. de C.V.	44,319	27,662
AT&T Inc.	25,897	87,885
Telmex Colombia, S.A.	25,162
Sears Roebuck de México, S.A. de C.V.	16,874	14,231
Sanborn Hermanos, S.A.	15,495	6,397
Fundación Telmex, A.C.	13,018	1,052
Controladora de Servicios de Telecomunicaciones, S.A. de C.V.	5,647	18,235
Banco Inbursa, S.A.	1,315	4,256
Sección Amarilla USA, L.L.C.		54
Others	88,462	86,685

	P.892,786	P.894,535

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2010, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

	December 31
	2010		2009
Accounts payable:
RadioMóvil Dipsa, S.A. de C.V.	P.	501,699	P.	1,027,048
Operadora Cicsa, S.A. de C.V.		134,040		5,940
Inversora Bursátil, S.A.		131,813		127,472
Eidon Services, S.A. de C.V.		106,186
PC Industrial, S.A. de C.V.		98,735		29,614
Grupo Financiero Inbursa, S.A.B. de C.V.		59,723		50,695
Microm, S.A. de C.V.		52,008		65,349
Conductores Mexicanos Eléctricos y de Telecomunicaciones, S.A. de C.V.		42,812		34,161
Acer Computec México, S.A. de C.V.		34,739
Sinergía Soluciones Integrales de Energía, S.A. de C.V.		13,121		23,629
Carso Infraestructura y Construcción, S.A.B de C.V.		293		25,459
Eidon Software, S.A. de C.V.				103,738
Others		139,187		109,023

	P.	1,314,356	P.	1,602,128

Short-term debt:
América Móvil, S.A.B. de C.V.	P.	6,178,550

b) For the years ended December 31, 2010, 2009 and 2008, the Company had the following transactions with related parties:

	2010		2009		2008
Investment and expenses:
Construction services, purchase of materials, inventories and fixed assets (1)	P.	2,948,738	P.	2,163,205	P.	3,958,756
Insurance premiums, fees for administrative and operating services, security trading and others (2)		2,877,506		3,318,218		3,389,572
Calling Party Pays interconnection fees and other telecommunication services (3)		7,069,638		7,944,362		9,959,288
Cost of termination of international calls (6)		730,292		715,780		685,100

Revenues:
Sale of materials and other services (4)		1,830,032		1,879,051		2,091,927
Sale of long distance and other telecommunications services (5)		4,866,957		5,727,833		6,211,439
Revenues from termination of international calls (6)		709,844		1,074,419		2,428,631

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2010, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

(1) Includes P.2,720,123 in 2010 (P.1,591,531 in 2009 and P.2,190,819 in 2008) for network construction services and purchase of construction materials from subsidiaries of Grupo Carso, S.A.B. de C.V. (Carso Group), which is an entity under common control with Carso Global Telecom. Also includes P.97,204 in 2010 (P.453,348 in 2009 and P.1,652,662 in 2008) for the purchase of equipment for broadband platform services from 2Wire.

(2) Includes P.343,810 in 2010 (P.571,338 in 2009 and P.563,331 in 2008) for network maintenance services from subsidiaries of Carso Group; P.632,059 in 2010 (P.714,242 in 2009 and P.632,970 in 2008) for software services received from affiliates; P.327,674 in 2010 (P.327,500 in 2009 and P.805,703 in 2008) for the production and distribution of white pages telephone directories and advertising in the yellow pages with subsidiaries of Telmex Internacional; P.518,680 in 2010 (P.482,598 in 2009 and P.392,170 in 2008) for insurance premiums with Seguros Inbursa, S.A. (Seguros), which, in turn, places most of this amount in reinsurance with third parties; P.196,417 in 2010 (P.208,942 in 2009 and P.222,963 in 2008) for telemarketing services with Grupo Telvista; P.1,816 in 2010 (P.40,602 in 2009 and P.71,668 in 2008) for security trading fees with Inversora Bursátil, S.A. (Inversora); and P.159,083 in 2010 (P.335,975 in 2009 and P.243,999 in 2008) for fees paid for administrative and operating services to AT&T Mexico, Inc. and Carso Global Telecom. Telmex Internacional, Seguros, Grupo Telvista and Inversora are entities under common control with Carso Global Telecom. AT&T Inc. is a noncontrolling stockholder of the Company.

(3) Includes P.7,068,477 in 2010 (P.7,944,083 in 2009 and P.9,959,018 in 2008) for interconnection expenses under the “Calling Party Pays” program for outgoing calls from fixed line telephones to cellular telephones paid to subsidiaries of América Móvil.

(4) Includes P.33,206 in 2010 (P.47,462 in 2009 and P.84,654 in 2008) for the sale of materials and other services rendered to subsidiaries of Carso Group; P.235,742 in 2010 (P.230,397 in 2009 and P.206,634 in 2008) for billing and collection services rendered to subsidiaries of Grupo Financiero Inbursa, S.A.B. de C.V. (Inbursa); P.301,440 in 2010 (P.301,440 in 2009 and P.753,600 in 2008) for the use and updating of the telephone directory customer database, as well as P.317,945 in 2010 (P.373,648 in 2009 and P.411,956 in 2008) for billing, collection, administrative services and others rendered to subsidiaries of Telmex Internacional; and P.562,852 (P.494,785 in 2009 and P.451,686 in 2008) for property leases and other services rendered to subsidiaries of América Móvil. Inbursa is an entity under common control with Carso Global Telecom.

(5) Includes P.3,767,925 in 2010 (P.4,397,574 in 2009 and P.5,072,839 in 2008) for revenues invoiced to a subsidiary of América Móvil for the rental of private circuits and long distance services.

(6) Includes costs and revenues with companies of AT&T Inc. and with subsidiaries of América Móvil and Telmex Internacional.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2010, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

c) An analysis of employee benefits granted to the Company’s key management or directors is as follows:

	2010		2009		2008
Short and long-term direct benefits	P.	45,461	P.	51,371	P.	41,636
Post-retirement benefits		4,831		3,154		3,060

Total	P.	50,292	P.	54,525	P.	44,696

14.	Stockholders’ Equity

a) At December 31, 2010, capital stock is represented by 18,158 million shares issued and outstanding with no par value, representing the Company’s fixed capital (18,192 million in 2009). An analysis is as follows:

	2010		2009
7,840 million Series “AA” common shares (8,115 million in 2009)	P.	5,380,966	P.	5,569,721
383 million Series “A” common shares (395 million in 2009)		308,440		317,792
9,935 million Series “L” shares with limited voting rights (9,682 in 2009)		3,319,579		3,132,787

Total	P.	9,008,985	P.	9,020,300

At December 31, 2010 and 2009, the historical value of the Company’s capital stock was P.78,398 and P.78,545, respectively.

An analysis of the changes in 2010, 2009 and 2008 is as follows:

	Capital stock(1)
	Series “AA”			Series “A”			Series “L”
	Number	Amount		Number	Amount		Number	Amount
Balance at December 31, 2007	8,115	P.	5,569,721	430	P.	345,936	10,815	P.	3,486,904
Cash purchase of Company’s own shares				(9)		(6,934)	(796)		(256,995)
Conversion of shares				(14)		(11,268)	14		11,268

Balance at December 31, 2008	8,115		5,569,721	407		327,734	10,033		3,241,177
Cash purchase of Company’s own shares				(2)		(1,551)	(361)		(116,781)
Conversion of shares				(10)		(8,391)	10		8,391

Balance at December 31, 2009	8,115		5,569,721	395		317,792	9,682		3,132,787
Cash purchase of Company’s own shares						(5)	(34)		(11,310)
Conversion of shares	(275)		(188,755)	(12)		(9,347)	287		198,102

Balance at December 31, 2010	7,840	P.	5,380,966	383	P.	308,440	9,935	P.	3,319,579

(1)	Number of shares in millions

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2010, 2009 and 2008

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

Each share of the Series “AA” or Series “A” may be exchanged at the option of the holder for one share of Series “L”, provided that the Series “AA” shares may never represent less than 20% of our outstanding capital stock or less than 51% of our combined Series “AA” and “A” shares.

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

Years Ended December 31, 2010, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

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

b) In 1994, the Company initiated a program to purchase its own shares. The cost of the repurchased shares, in the amount that exceeds the portion of capital stock corresponding to the repurchased shares, is charged to retained earnings.

At a regular stockholders’ meeting held on March 3, 2009, the stockholders approved an increase of P.10,000,000 in the total authorized nominal amount for the repurchase of the Company’s own shares. The remainder of the previously authorized amount was P.340,868, bringing the total maximum amount to be used for this purpose to P.10,340,868.

At a regular stockholders’ meeting held on April 27, 2007, the stockholders approved an increase of P.15,000,000 (historical) to the total authorized nominal amount for the repurchase of the Company’s own shares. The remaining amount was P.8,046,597, bringing the total maximum amount to be used for this purpose to P.23,046,597 (historical).

In 2010, the Company acquired 33.9 million Series “L” shares for P.339,746 and 6,906 Series “A” shares for P.76.

In 2009, the Company acquired 361.2 million Series “L” shares for P.4,073,625 and 1.9 million Series “A” shares for P.21,695.

In 2008, the Company acquired 796.7 million Series “L” shares for P.12,764,130 and 8.6 million Series “A” shares for P.107,712.

At December 31, 2010, 2009 and 2008, the Company had 14,074 million (14,032 million Series “L” and 42 million Series “A”), 14,040 million (13,998 million Series “L” and 42 million Series “A”) and 13,677 million (13,637 million Series “L” and 40 million Series “A”) treasury shares, respectively.

c) In conformity with the Mexican Corporations Act, at least 5% of net income of the year must be appropriated to increase the legal reserve. This practice must be continued each year until the legal reserve reaches at least 20% of capital stock.

d) At December 31, 2010, “Accumulated other comprehensive income items” include P.211,741 for the effective portion of the fair value of swaps designated as cash flow hedges and P.174,368 for the effect of translation of foreign entities, net of deferred taxes (P.748,675 and P.134,550 in 2009, respectively).

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2010, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

e) At a regular meeting held on April 29, 2010, the stockholders agreed to declare a cash dividend of P.0.50 per outstanding share, to be paid in four installments of P.0.1250 each in June, September and December 2010 and in March 2011. In March 2010, the Company paid the fourth installment of P.0.1150 per outstanding share, which was authorized at the regular meeting held on April 28, 2009.

At a regular meeting held on April 28, 2009, the stockholders agreed to declare a cash dividend of P.0.46 per outstanding share, to be paid in four installments of P.0.1150 each in June, September and December 2009 and in March 2010. In March 2009, the Company paid the fourth installment of P.0.10 per outstanding share, which was authorized at the regular meeting held on April 25, 2008. At a regular meeting held on December 1, 2009, the stockholders agreed to declare an extraordinary cash dividend of P.0.40 per outstanding share, paid in a single payment beginning on December 17, 2009.

At a regular meeting held on April 25, 2008, the stockholders agreed to declare a cash dividend of P.0.40 per outstanding share, to be paid in four installments of P.0.10 each in June, September and December 2008 and in March 2009. In March 2008, the Company paid the fourth installment of P.0.1125 per outstanding share, which was authorized at the regular meeting held on April 27, 2007.

The cash dividends paid in 2010, 2009 and 2008 were P.8,736,965, P.15,093,082 and P.7,609,477, respectively.

15.	Income Tax and Flat-Rate Business Tax

a) Through December 31, 2009 the corporate income tax rate was 28%. Under the Mexican Tax Reform Law approved on December 7, 2009, the corporate income tax rate was increased from 28% to 30% for the period from January 1, 2010 through December 31, 2012, and will be scaled back to 29% in 2013, and to 28% in 2014 and future years.

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

When the FRBT base is negative because deductions exceed taxable income, there is no FRBT payable. The amount of the negative base multiplied by the FRBT rate results in a FRBT credit, which in 2008 and 2009 could be applied against income tax for the same year or, if applicable, may be applied against FRBT payable in the next ten years.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2010, 2009 and 2008

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

For the years ended December 31, 2010, 2009 and 2008, the Company had no FRBT payable and, based on its tax projections, estimates that it will not be subject to the payment of FRBT in subsequent years.

c) An analysis of the income tax provision is as follows:

	2010		2009		2008
Current year income tax	P.	9,269,487	P.	9,560,860	P.	10,606,003
Deferred tax		(861,547)		(1,075,338)		(1,014,344)

Total	P.	8,407,940	P.	8,485,522	P.	9,591,659

A reconciliation of the statutory income tax rate to the effective rate recognized for financial reporting purposes is as follows:

	2010%	2009%	2008%
Statutory income tax rate	30.0	28.0	28.0
Depreciation	(1.1)	(0.9)	(3.9)
Social security benefits	1.6	1.2	1.1
Monetary gain	4.2	2.6	6.0
Tax benefits		(0.2)
Other	0.7	(1.4)	1.0

Effective income tax rate	35.4	29.3	32.2

At December 31, 2010 and 2009, the Company recognized deferred income taxes on the following temporary differences:

	2010		2009
Deferred tax assets:
Allowance for bad debts and slow-moving inventories	P.	1,233,739	P.	877,847
Tax loss carryforwards		112,731		87,365
Advance billings		381,538		435,521
Accrued liabilities		1,201,475		1,492,471
Employee profit sharing		1,499,763		1,728,654
Derivative financial instruments		82,708

		4,511,954		4,621,858

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2010, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

	2010		2009
Deferred tax liabilities:
Fixed assets		(13,257,546)		(14,357,100)
Inventories		(15,174)		(13,667)
Licenses and trademarks		(231,365)		(118,903)
Labor obligations		(4,809,996)		(4,566,155)
Prepaid expenses		(262,086)		(300,552)
Derivative financial instruments				(272,538)
Effect of translation of foreign entities		(68,550)		(53,001)

		(18,644,717)		(19,681,916)

Deferred tax liability, net	P.	(14,132,763)	P.	(15,060,058)

d) At December 31, 2010, the balance of the re-expressed contributed capital account (CUCA) and the net tax profit account (CUFIN) was P.12,108,643 and P.17,315,061, respectively. These amounts correspond to Teléfonos de México, S.A.B. de C.V. on an individual basis.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2010, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

16.	Segments

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

	(Amounts in millions of Mexican pesos)
	Local service		Long distance		Other segments		Adjustments		Consolidated total
December 31, 2010
Revenues:
External revenues	P.	60,489	P.	20,056	P.	33,018			P.	113,563
Intersegment revenues		11,338				885	P.	(12,223)
Depreciation and amortization		9,335		1,698		6,490				17,523
Operating income		14,301		1,609		12,507				28,417
Segment assets		261,594		35,214		115,634				412,442

December 31, 2009
Revenues:
External revenues	P.	65,158	P.	22,543	P.	31,399			P.	119,100
Intersegment revenues		11,722				929	P.	(12,651)
Depreciation and amortization		9,818		1,788		6,345				17,951
Operating income		17,846		2,537		13,981				34,364
Segment assets		260,597		35,094		109,091				404,782

December 31, 2008
Revenues:
External revenues	P.	70,801	P.	27,454	P.	25,850			P.	124,105
Intersegment revenues		10,600				993	P.	(11,593)
Depreciation and amortization		11,260		2,211		4,462				17,933
Operating income		19,552		6,169		14,022				39,743
Segment assets		284,502		53,932		63,321				401,755

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

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2010, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

17.	Subsequent Event

At an extraordinary meeting held on April 4, 2011, the stockholders approved a corporate restructuring, through the creation of a subsidiary company that will provide telecommunications and interconnection services in rural areas, where fixed telephony competitors do not invest. The subsidiary will be named Telmex Social.

The restructuring is subject, if needed, to the approval of the Communications Ministry (Secretaría de Comunicaciones y Transportes, or SCT), as well as the authorization and confirmation of the rest of the corresponding authorities and governmental entities.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2010, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

18.	Differences between Mexican FRS and U.S. GAAP

The Company’s consolidated financial statements are prepared in accordance with Mexican Financial Reporting Standards (“Mexican FRS”), which differ in certain respects from accounting principles generally accepted in the United States (“U.S. GAAP”).

As described in Note 1 II b, effective January 1, 2008, the Company ceased to recognize the effects of inflation on its financial statements as required by Mexican FRS B-10. However, as required by such standard, the financial statement amounts that were previously reported remained unchanged, and the inflation adjustments previously recognized have been maintained in their corresponding caption. This new standard requires that the re-expressed amounts of non-monetary assets as reported at December 31, 2007 become the carrying amounts for those assets effective January 1, 2008. The carrying amounts affected the 2008, 2009 and 2010 net income and will also affect net income in future periods. For example, depreciation expense after the adoption of Mexican FRS B-10 is based on carrying amounts of fixed assets that include inflation adjustments recorded prior to the adoption of Mexican FRS B-10.

The Mexican and U.S. GAAP amounts included in this Note, as they relate to the years ended December 31, 2010, 2009 and 2008, are presented in the carrying amounts as required by Mexican FRS B-10, and the effects of inflation that were recorded prior to 2008 have not been reversed in the reconciliations to U.S. GAAP.

The principal differences between Mexican FRS and U.S. GAAP, as they relate to the Company, are described below together with an explanation, where appropriate, of the method used to determine the adjustments that affect net income, stockholders’ equity and resources provided by operating and financing activities.

Cash flow information

As described in Note 1, the Company adopted Mexican FRS B-2, Statement of cash flows, on January 1, 2008. Accordingly, the cash flow statements as prepared under Mexican FRS for the years ended December 31, 2010, 2009 and 2008, comply with IAS 7, Statement of Cash Flows, as issued by the International Accounting Standards Board; therefore, no reconciliation was needed.

Noncash transactions related to investment in plant, property and equipment for the years ended December 31, 2010, 2009 and 2008 were P. 2,194,859, P. 801,187 and P. 2,147,017, respectively.

Capitalized interest:

Under U.S. GAAP, interest on borrowings incurred during the construction period must be considered as an additional cost of constructed assets to be capitalized in plant, property and equipment and depreciated over the lives of the related assets. The amount of the capitalized financing cost for U.S. GAAP purposes was determined by applying the weighted-average rate of interest of financing.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2010, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

Starting January 1, 2007, although the Company adopted the policy of capitalizing the comprehensive cost of financing on assets under construction, as a result of the adoption of Mexican FRS D-6, the Company did not capitalize any comprehensive cost of financing since the Company has not had any significant qualifying assets with prolonged construction periods. For the years ended December 31, 2010, 2009 and 2008, the Company did not capitalize any interest under U.S. GAAP. The reconciling items show the depreciation of capitalized interest in prior years.

Valuation of inventories for operation of the telephone plant and plant, property and equipment:

As previously discussed in Note 1.II.i, through December 31, 2007, the re-expression of plant, property and equipment was based on the rate of inflation in the respective country of origin. This method is not acceptable for U.S. GAAP purposes; consequently, the difference between this method and the re-expression of inventories for operation of the telephone plant and plant, property and equipment based on the NCPI was taken to the U.S. GAAP reconciliations subsequently presented.

As a result of this comparison, inventories for operation of the telephone plant, plant, property and equipment and stockholders’ equity as of December 31, 2010 increased by P. 900,193 (P. 1,331,167 in 2009), and the depreciation expense for 2010 increased by P. 430,974 (P. 402,963 and P. 787,067 in 2009 and 2008, respectively).

Deferred income tax and deferred employee profit sharing:

As mentioned in Note 1.II.r, under Mexican FRS, deferred income tax is determined on all differences in balance sheets accounts for financial and tax reporting purposes, using the enacted income tax rate at the balance sheet date, which is basically in conformity with ASC Topic 740, Income taxes, except for the treatment of deferred taxes on the effect of translation of foreign entities.

The deferred tax adjustment included in the net income and stockholders’ equity reconciliations, also includes the effect of deferred taxes on all U.S. GAAP adjustments reflected in the reconciliation between Mexican FRS and U.S. GAAP.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2010, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

The differences in the recognition of deferred income tax and deferred employee profit sharing (for purposes of this note, collectively referred to as “deferred taxes”) between Mexican FRS and U.S. GAAP for purposes of the income statement were as follows:

2008	P.	(153,150)
2009		198,339
2010		266,601

The yearly changes in the accumulated amount for deferred taxes applied to equity as a result of the difference between the indexed cost and the specific indexation factor valuation of fixed assets and inventories, primarily for operation of the telephone plant from 2008 through 2010 are the following:

2008	P.	320,831
2009		(145,116)
2010		5,976

The yearly changes in the accumulated amount for deferred taxes applied to equity as a result of ASC Topic 715, Compensation - Retirement Benefits, from 2008 through 2010 are the following:

2008	P.	10,174,718
2009		1,193,289
2010		1,383,431

The related accumulated amounts at December 31, 2010 and 2009 that increased equity were P. 18,993,116 and P. 17,609,685, respectively.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2010, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

Significant components of deferred taxes under U.S. GAAP at December 31, 2010 and 2009 are as follows:

	2010						2009
	Income tax		Employee profit sharing		Total		Income tax		Employee profit sharing		Total
Deferred assets:
Allowances for bad debts and slow-moving inventories	P.	1,233,739	P.	434,813	P.	1,668,552	P.	877,847	P.	310,287	P.	1,188,134
Tax loss carryforwards		112,731				112,731		87,365				87,365
Advance billings		381,538		146,480		528,018		435,521		147,750		583,271
Accrued liabilities		1,201,475		405,470		1,606,945		1,492,471		515,522		2,007,993
Employee profit sharing		46,451				46,451		403,550				403,550
Labor obligations		10,214,231		3,647,926		13,862,157		9,370,573		3,346,606		12,717,179
Exchange loss on debt				397,925		397,925				347,123		347,123
Derivative financial instruments		82,708		31,756		114,464

Total deferred assets		13,272,873		5,064,370		18,337,243		12,667,327		4,667,288		17,334,615

Deferred liabilities:
Fixed assets		(13,491,450)		(3,065,309)		(16,556,759)		(14,746,460)		(3,574,360)		(18,320,820)
Inventories		(15,174)		(5,420)		(20,594)		(13,667)		(4,881)		(18,548)
Capitalized interest or net financing cost		(165,896)		(59,249)		(225,145)		(231,667)		(82,738)		(314,405)
Licenses and trademarks		(231,365)		(38,889)		(270,254)		(115,533)		(44,852)		(160,385)
Prepaid expenses		(262,086)		(57,975)		(320,061)		(315,546)		(90,195)		(405,741)
Derivative financial instruments								(272,538)		(91,884)		(364,422)

Total deferred liabilities		(14,165,971)		(3,226,842)		(17,392,813)		(15,695,411)		(3,888,910)		(19,584,321)

Net deferred (liabilities) assets	P.	(893,098)	P.	1,837,528	P.	944,430	P.	(3,028,084)	P.	778,378	P.	(2,249,706)

For Mexican FRS purposes, as discussed in Note 15, the net deferred income tax liabilities recognized amounted to P. 14,132,763 and P. 15,060,058 at December 31, 2010 and 2009, respectively. Also as discussed in Note 10.c, for Mexican FRS purposes the net deferred employee profit sharing liabilities recognized amounted to P.3,352,873 and P.3,954,136 at December 31, 2010 and 2009.

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

Years Ended December 31, 2010, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

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

Employee benefit obligation:

In 2010, 2009 and 2008, pension and seniority premium plans expense under U.S. GAAP totaled P. 5,518,651, P. 5,207,736 and P. 3,812,903, respectively. The components of these employee benefit obligations calculated in accordance with the provisions of ASC 715, consist of the following:

	December 31,
	2010		2009		2008
Labor cost	P.	4,850,844	P.	4,431,755	P.	4,333,194
Financial cost on defined benefit obligation		17,751,583		15,861,542		14,344,072
Expected return on plan assets		(19,632,161)		(17,524,795)		(15,571,525)
Amortization of unrecognized net transition obligation and prior service cost		34,768		34,766		624,355
Amortization of unrecognized losses		2,513,617		2,404,468		82,807

Net periodic cost under U.S. GAAP		5,518,651		5,207,736		3,812,903
Net periodic cost under Mexican FRS		5,527,931		5,021,791		4,652,124

Cost increase (reduction) under U.S. GAAP	P.	(9,280)	P.	185,945	P.	(839,221)

The amounts reconciled in net income, represent the effect generated by the assumptions used during the first application on the adoption of the pension and seniority premium accounting rules when they became effective for U.S. GAAP and Mexican FRS purposes, which were in different years.

In determining the various economic assumptions used in the computation, the Company estimates specific rates for each of the next 11 years and assumes a constant ultimate rate for each year thereafter. Each economic assumption is evaluated annually and revised as necessary. Assumptions used in the computation of the net cost under U.S. GAAP for each of the years presented in the above table are equal to those used in the determination of employee benefit obligations disclosed in Note 10. The expected rates of annual return on plan assets used for the computation of the net cost under Mexican FRS and U.S. GAAP, for each of the years presented in the above table were 12% (nominal), 12% (nominal) and 10% (nominal) for 2010, 2009 and 2008, respectively.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2010, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

Plan assets:

The weighted average asset actual allocation of plan assets by asset category is as follows:

	Percentage of plan assets at December 31,
	2010	2009
Debt securities:
Mexican Government	39.8%	40.4%
Mexican companies	6.6%	5.5%
Equity securities:
Mexican companies	49.4%	46.9%
U.S. companies	4.2%	5.8%
Cash	0.0%	1.4%

Total	100.0%	100.0%

The asset allocation of plan assets at December 31, 2010 and 2009 and the target allocation for 2011 by asset category are as follows:

	Target allocation 2011	Actual allocation 2010	Actual allocation 2009
Fixed-income securities	40-50%	46.4%	45.9%
Variable-income securities	50-60%	53.6%	54.1%

The target asset allocations reflect the Company’s investment strategy of maximizing the rate of return on plan assets and the resulting funded status, within an appropriate level of risk.

As of December 31, 2010, equity securities held by the plan included 179.2 million shares of TELMEX (242.5 million shares in 2009) and 1,483.9 million shares of América Móvil and related parties (1,741.7 million shares in 2009), with a fair value of P. 1,794,171 (P. 2,653,441 in 2009) and P. 73,811,918 (P. 66,182,240 in 2009), respectively. In 2010, the plan purchased 379.8 million shares of América Móvil and related parties (20.8 million shares in 2009) and sold 637.6 million shares of América Móvil and related parties (241.2 million shares in 2009). In 2009, the plan purchased 2.8 million shares of TELMEX and in 2010 sold 63.3 million shares of TELMEX (16.1 million shares in 2009). Dividends received by the plan in 2010 were P. 511,990 (P. 925,224 in 2009) from TELMEX and related parties.

As of December 31, 2010, securities held by the plan also included P. 1,562,280 (notional amount) of TELMEX debt securities (P. 943,080 in 2009) and P. 6,729,443 (notional amount) of related parties’ debt securities (P. 2,296,338 in 2009), with a fair value of P. 1,574,245 (P. 943,049 in 2009) and P. 6,867,608 (P. 2,345,667 in 2009), respectively. In 2010, the plan purchased P. 693,086,313 (P. 975,694,551 in 2009) and sold P. 688,977,807 (P. 992,728,118 in 2009) of related parties’ debt securities, and purchased P. 28,471,073 (P. 19,488,270 in 2009) and sold P. 27,857,697 (P. 18,963,254 in 2009) of TELMEX debt securities. Interest income recognized by the plan in 2010 was P. 38,068 (P. 16,559 in 2009) on TELMEX debt securities and P. 58,022 (P. 44,877 in 2009) on related parties’ debt securities.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2010, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

The table below presents the fair value hierarchy of our plan assets as of December 31, 2010.

There are three broad levels to the fair value hierarchy of inputs to fair value (Level 1 being the highest priority and Level 3 being the lowest priority):

•	Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets;

•	Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly; and

•	Level 3: Unobservable inputs (e.g., a reporting entity’s own data).

	Level 1		Level 2	Level 3	Total
Debt securities:
Mexican Government	P.	71,806,217			P.	71,806,217
Mexican companies		11,928,900				11,928,900
Equity securities:
Mexican companies		89,134,299				89,134,299
U.S. companies		7,696,386				7,696,386
Cash and cash equivalents		14,326				14,326

Established fund	P.	180,580,128			P.	180,580,128

Expected cash flows for the pension and seniority premiums plans are as follows:

Expected benefit payments:
2011	P.	11,708,919
2012		12,230,400
2013		13,059,529
2014		13,824,309
2015		14,548,627
2016-2020		89,325,937

Total	P.	154,697,721

The investment policies of plan assets are the following:

•	Tax rules issued by the Ministry of Finance and Public Credit:

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

Years Ended December 31, 2010, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

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

The unrecognized net transition obligation under ASC 715 of P. 7,074 924 at January 1, 1997, was amortized over the average future working lifetime of the employee group, being 2008 the last year of the amortization period. The portion of the unrecognized net actuarial (loss) gain that exceeds 10% of the greater of defined benefit obligation or plan assets will also be recognized over 11 years.

ASC 715 requires (1) recognition on the balance sheet of an asset for a defined benefit plan’s overfunded status or a liability for a plan’s underfunded status, (2) measurement of a defined benefit plan’s assets and its obligations that determine its funded status as of the end of the employer’s fiscal year, and (3) recognition of the changes in the funded status of a defined benefit postretirement plan as a component of accumulated other comprehensive income in the year the changes occur.

The components of the plan’s funded status that are reflected in the consolidated condensed balance sheet under U.S. GAAP as of December 31, 2010 and 2009 are as follows:

	2010		2009
Fair value of plan assets	P.	180,580,128	P.	163,995,375
Defined benefit obligation		216,927,167		197,332,833

Under funded status	P.	(36,347,039)	P.	(33,337,458)

Amounts recognized in accumulated other comprehensive income under U.S. GAAP consist of the following:

	2010		2009
Unrecognized actuarial loss	P.	53,861,665	P.	49,896,696
Unrecognized prior service cost and changes in the plan		96,051		130,819

Total	P.	53,957,716	P.	50,027,515

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2010, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

Through December 31, 2007, for Mexican FRS reporting purposes, labor obligations were accounted for under rules similar to ASC 715 other than assumptions used during its first application, thereby constituting a difference with U.S. GAAP. Effective January 1, 2008, labor obligations are reported based on Mexican FRS D-3, Employee benefits, which requires the recognition on the balance sheet of a net projected liability or a net projected asset (see Note 10), in which unamortized items are included in the determination of the net projected liability or net projected asset, whereas under U.S. GAAP unamortized items are presented in accumulated other comprehensive income.

Effects of inflation accounting on U.S. GAAP adjustments:

Effective January 1, 2008, and as a result of adopting Mexican FRS B-10, Effects of inflation, the Company ceased recognizing the effects of inflation in its financial statements and considered the re-expressed amounts of all non-monetary items as its carrying basis as of January 1, 2008. The Company has not reconciled the inflation adjustments still included in its non-monetary items, with one exception for the adjustments in the valuation of inventories for operation of the telephone plant, plant, property and equipment and depreciation expense, previously mentioned in this Note.

Penalties and interest:

Under Mexican FRS penalties and interest on income tax settlements are presented as other income (expense), net; whereas under U.S. GAAP, such gains are presented in interest income (expense). The Company did not have any penalties or interest on tax settlements in 2010, 2009 and 2008.

Accounting for uncertainty in income taxes:

In accordance with ASC 740, TELMEX establishes reserves to remove some or all of the tax benefit of any of its tax positions at the time it determines that it becomes uncertain based upon one of the following conditions: (1) the tax position is not “more likely than not” to be sustained, (2) the tax position is “more likely than not” to be sustained, but for a lesser amount, or (3) the tax position is “more likely than not” to be sustained, but not in the financial period in which the tax position was originally taken.

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

Years Ended December 31, 2010, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

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

As of December 31, 2010 and 2009, there are no uncertain tax positions not more likely than not to be sustained.

Fair value measurements:

ASC Topic 820, Fair Value Measurement and Disclosures establishes a framework for measuring fair value providing a consistent definition of fair value that focuses on exit price and prioritizes, within a measurement of fair value, the use of market based inputs over company specific inputs. ASC 820 expands the disclosure requirements and establishes a three-level hierarchy for fair value measurements on the observable inputs to the valuation of an asset or liability at the measurement date. ASC 820 requires companies to consider their own nonperformance risk when measuring liabilities carried at fair value, including derivative instruments. ASC 820 was effective on January 1, 2008 for all financial assets and liabilities and for non-financial assets and liabilities recognized or disclosed at fair value on a recurring basis (at least annually). For all other assets and liabilities, this statement was effective on January 1, 2009. The adoption of ASC 820 did not have a material impact on the Company’s consolidated financial statements.

ASC Topic 825, Financial Instruments allows entities to voluntarily choose to measure certain financial assets and liabilities at fair value (fair value option). The fair value option may be elected on an instrument by instrument basis and is irrevocable, unless a new election date occurs. If the fair value option is elected for an instrument, ASC 825 specifies that the unrealized gains and losses for that instrument be reported in earnings at each subsequent reporting date. ASC 825 was effective for TELMEX on January 1, 2008. The Company did not elect to adopt fair value option to any of its outstanding instruments; therefore, it did not have any impact on its consolidated financial statements.

The Company is exposed to counterparty credit risk on all derivative financial instruments. Because the amounts are recorded at fair value, the full amount of the Company’s exposure is the carrying value of these instruments. Credit risk is monitored through established approval procedures, including setting concentration limits by counterparty. The Company only enters into derivative transactions with well-established financial institutions; accordingly, the Company believes such risk is minimal.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2010, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

The following table provides a summary of significant assets and liabilities at December 31, 2010 and 2009 that are measured at fair value on a recurring basis:

	Fair Value Measurement
	Level 1	Level 2		Level 3	Total
December 31, 2010
Assets
Derivative financial instruments		P.	6,957,018		P.	6,957,018
Liabilities
Derivative financial instruments			1,561,294			1,561,294

December 31, 2009
Assets
Derivative financial instruments		P.	12,225,550		P.	12,225,550
Liabilities
Derivative financial instruments			848,910			848,910

Valuation Methods:

Derivatives: The fair value of derivative financial instruments is based on quoted market prices supported by confirmations from the financial institutions with which the Company has entered into the related agreements. The Company’s policy is to verify such fair values against valuations provided by an independent valuation agent contracted by the Company. This valuation agent applying technical models uses the present value of expected cash flows based on observable market interest rate curves (cross currency mid swaps, interest rate swap discount and LIBOR) commensurate with the term of each instrument. For currency derivatives, the Company’s approach is to use forward contract employing market observable inputs, such as spot currency rates and time value. Since the Company primarily uses observable inputs in its valuation of its derivative assets and liabilities, they are considered Level 2.

In accordance with ASC 825, under U.S. GAAP it is necessary to provide information about the fair value of certain financial instruments for which it is practicable to estimate that value. The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate fair values due to the short-term maturity of these instruments.

The fair value of total debt is estimated using discounted cash flow analyses based on current borrowing rates offered to the Company for debt of the same remaining maturities and the market value for the senior notes at December 31, 2010 and 2009. The Company primarily uses observable inputs in the valuation of its debt, which are considered Level 2; also the Company uses quoted prices in active markets in the valuation of its senior notes and domestic senior notes, which are considered Level 1. As of December 31, 2010, the carrying value of total debt is P. 74,520,945 (P. 102,874,348 at December 31, 2009) and the fair value is P. 75,807,540 (P. 101,060,180 at December 31, 2009).

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2010, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

Related parties

At December 31, 2009, Recoverable taxes in Note 3 includes P. 1,123,429 with Carso Global Telecom related with the tax consolidation, which correspond to the balance of monthly payments on account of the consolidated annual tax.

A summary of the most significant new pronouncements in U.S. GAAP that became effective in 2010 is as follows:

Amendments to ASC Topic 855, Subsequent Events

In February 2010, the Financial Accounting Standards Board (FASB) issued ASU No. 2010-09, Subsequent Events (ASC 855), Amendments to Certain Recognition and Disclosure Requirements. This update addresses certain implementation issues related to an entity’s requirement to perform and disclose subsequent-events procedures, and removes the requirement that public companies disclose the date of their financial statements in both issued and revised financial statements. According to the FASB, the revised statements include those that have been changed to correct an error or conform to a retrospective application of U.S. GAAP. The adoption of this ASU had no impact on the Company’s consolidated financial statements.

ASU 2010-11, Derivatives and Hedging (Topic 815): Scope Exception Related to Embedded Credit Derivatives

In March 2010, the FASB issued ASU No.2010-11, which is included in FASB ASC Topic 815. This update clarifies the type of embedded credit derivative that is exempt from embedded derivative bifurcation requirements. Only an embedded credit derivative that is related to the subordination of one financial instrument to another qualifies for the exemption. This guidance became effective for the Company’s annual reporting period beginning January 1, 2010. The adoption of this guidance had no impact on the Company’s consolidated financial statements.

ASU 2010-21, Accounting for Technical Amendments to Various SEC Rules and Schedules

In August 2010, the FASB issued ASU No. 2010-21, Accounting for Technical Amendments to Various SEC Rules and Schedules — Amendments to SEC Paragraphs Pursuant to Release No. 33-9026; Technical Amendments to Rules, Forms, Schedules and Codification of Financial Reporting Policies” and ASU 2010-22, Accounting for Various Topics — Technical Corrections to SEC Paragraphs - An announcement made by the staff of the U.S. Securities and Exchange Commission. Both amendments have been adopted by the Company and had no effect on the financial position, results of operations or cash flows of the Company.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2010, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

Summary:

Net income and total stockholders’ equity, adjusted to take into account the material differences between Mexican FRS and U.S. GAAP, excluding the U.S. GAAP difference related to the split-up of Telmex Internacional, are as follows:

	Year ended December 31,
	2010		2009		2008
Income from continuing operations as reported under Mexican FRS	P.	15,371,458	P.	20,468,983	P.	20,176,911
U.S. GAAP adjustments:
Depreciation of capitalized interest		(234,897)		(259,894)		(293,358)
Deferred income tax under U.S. GAAP included in this reconciliation		200,873		132,084		(155,707)
Deferred employee profit sharing under U.S. GAAP included in this reconciliation		65,728		66,255		2,557
Pension and seniority premium plan cost		9,280		(185,945)		839,221
Difference between the re-expression of depreciation expense based on specific indexation factors and on the basis of the NCPI		(430,974)		(402,963)		(787,067)

Total U.S. GAAP adjustments, net		(389,990)		(650,463)		(394,354)

Net income under U.S. GAAP	P.	14,981,468	P.	19,818,520	P.	19,782,557

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2010, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

	Year ended December 31
	2010		2009
Total stockholders’ equity under Mexican FRS	P.	44,223,932	P.	38,320,773
U.S. GAAP adjustments, net of effects of inflation on monetary items:
Capitalized interest or net financing cost		12,783,898		12,783,898
Accumulated depreciation of capitalized interest or net financing cost		(12,202,054)		(11,967,158)
Deferred income tax on U.S.GAAP adjustments included in this reconciliation		13,639,636		12,461,438
Deferred income tax on effect of translation of foreign entities		68,550		53,001
Deferred employee profit sharing on U.S. GAAP adjustments included in this reconciliation		5,395,074		4,929,217
Deferred taxes on the difference between the indexed cost and specific indexation factor valuation of fixed assets and inventories		(673,197)		(679,173)
Pension and seniority premium plan cost		268,483		259,203
Difference between the re-expression of fixed assets and inventories based on specific indexation factors and on the basis of the NCPI		900,193		1,331,167
Labor obligations (ASC 715)		(53,957,716)		(50,027,515)

Total U.S. GAAP adjustments, net		(33,777,133)		(30,855,922)

Total stockholders’ equity under U.S. GAAP	P.	10,446,799	P.	7,464,851

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2010, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

Condensed financial information under U.S. GAAP

The following table presents consolidated condensed income statements for the years ended December 31, 2010, 2009 and 2008, prepared under U.S. GAAP, and including the differences and reclassifications as compared to Mexican FRS described in this Note, but excluding the U.S. GAAP difference related to the split-up of Telmex Internacional:

	2010		2009		2008
Operating revenues	P.	113,563,365	P.	119,100,212	P.	124,105,235
Operating costs and expenses		86,618,562		87,128,506		85,749,504

Operating income		26,944,803		31,971,706		38,355,731
Other income, net		803,218		260,126		468,999
Financing cost		(4,755,396)		(4,314,554)		(9,232,694)
Equity interest in net income (loss) of affiliates		195,910		254,680		(62,113)

Income before income tax		23,188,535		28,171,958		29,529,923
Income tax		8,207,067		8,353,438		9,747,366

Net income		14,981,468		19,818,520		19,782,557
Plus (less) net income attributable to noncontrolling interest		12,704		(294)		25

Net income attributable to TELMEX	P.	14,994,172	P.	19,818,226	P.	19,782,582

Weighted average number of shares issued and outstanding (in millions):		18,189		18,383		18,906

Earnings per share (in pesos)	P.	0.82	P.	1.08	P.	1.05

Reclassifications under U.S. GAAP

In the consolidated condensed income statements, the Company reclassified: a) the employee profit sharing from 2010, 2009 and 2008 for P.1,479,702, P. 1,543,551 and P. 1,146,034, respectively, from the “Other income, net” caption to the “Operating cost and expenses” caption; and b) P. 598,147 related to ruling in favor of dissolving the trust fund in 2010, which was established for the IMSS contingency, from “Other income, net” caption to the “Operating costs and expenses” caption.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2010, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

The following table presents consolidated condensed balance sheets at December 31, 2010 and 2009, prepared under U.S. GAAP, and including the differences and reclassifications as compared to Mexican FRS described in this note:

	2010		2009
Assets
Current assets	P.	40,462,796	P.	55,162,471
Plant, property and equipment, net		100,903,369		108,195,540
Goodwill		103,289
Equity investments		1,392,042		1,775,380
Other non-current assets		2,490,880		2,360,671

Total assets	P.	145,352,376	P.	167,494,062

Liabilities and stockholders’ equity
Short-term debt and current portion of long-term debt	P.	11,951,532	P.	19,768,894
Other current liabilities		20,737,655		17,561,413

Total current liabilities		32,689,187		37,330,307

Long-term debt		62,569,413		83,105,454
Labor obligations		36,510,848		33,496,828
Deferred taxes		2,513,778		5,629,926
Deferred credits		622,351		466,696

Total liabilities		134,905,577		160,029,211

Controlling interest		10,137,476		7,423,371
Non controlling interest		309,323		41,480

Total stockholders’ equity		10,446,799		7,464,851

Total liabilities and stockholders’ equity	P.	145,352,376	P.	167,494,062

Reclassifications under U.S. GAAP

In the consolidated condensed balance sheets, the Company reclassified from 2010 and 2009, P.3,458,208 and P. 3,380,220, respectively, from the long-term “Deferred taxes” liability caption to the “Current assets” caption.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2010, 2009 and 2008

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

Until the date of the exchange and delivery of the share certificates, the shares of Telmex Internacional traded together with the shares of TELMEX on the Mexican and U.S. Stock Exchanges. For Mexican FRS purposes, the entities transferred to Telmex Internacional have been treated as discontinued operations and distributed as of its effective date; however, since the share certificates of Telmex Internacional were not distributed to its stockholders as of December 31, 2007, the split-up entities could not be considered distributed to its stockholders for U.S. GAAP purposes as of December 31, 2007. Therefore, under U.S. GAAP the split-up entities could not be treated as distributed or discontinued operations until the shares were actually delivered to Telmex Internacional’s stockholders.

In order to comply with U.S. GAAP, condensed financial information under U.S. GAAP for the three years ended December 31, 2010 is as follows:

	Year Ended December 31,
	2010		2009		2008
Operating revenues	P.	113,563,365	P.	119,100,212	P.	124,105,235
Operating costs and expenses		86,618,562		87,128,506		85,749,504

Operating income		26,944,803		31,971,706		38,355,731
Other income, net		803,218		260,126		468,999
Financing cost		(4,755,396)		(4,314,554)		(9,232,694)
Equity interest in net income (loss) of affiliates		195,910		254,680		(62,113)

Income before income tax		23,188,535		28,171,958		29,529,923
Income tax		8,207,067		8,353,438		9,747,366

Income from continuing operations		14,981,468		19,818,520		19,782,557
Income from discontinued operations, net of income tax						2,172,831

Net income		14,981,468		19,818,520		21,955,388
Plus (less) net income attributable to noncontrolling interest		12,704		(294)		52,870

Net income attributable to TELMEX	P.	14,994,172	P.	19,818,226	P.	22,008,258

Net income attributable to TELMEX’s stockholders:
Income from continuing operations	P.	14,994,172	P.	19,818,226	P.	19,782,582
Discontinued operations, net of income tax						2,225,676

Net income	P.	14,994,172	P.	19,818,226	P.	22,008,258

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2010, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

	2010		2009		2008
Weighted average number of shares issued and outstanding (in millions):		18,189		18,383		18,906

Earnings per share (in pesos)	P.	0.82	P.	1.08	P.	1.16

Earnings per share (in pesos) from continuing operations	P.	0.82	P.	1.08	P.	1.05

Earnings per share (in pesos) from discontinued operations	P.		P.		P.	0.11

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2010, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

	Total Stockholders’ equity
Balance at December 31, 2007	P.	122,414,589
Cash dividends declared		(7,774,143)
Cash purchase of Company’s own shares		(12,871,842)
Comprehensive income:
Net income for the year		21,955,388
Other comprehensive income:
Deferred taxes allocated to equity		(11,347)
Changes in fair value of swaps, net of deferred taxes		2,126,088
Effect of translation of foreign entities, net		2,050,829
Effect of ASC 715, net of deferred taxes		(18,873,531)
Decrease due to the split-up of Telmex Internacional		(97,706,655)

Balance at December 31, 2008		11,309,376
Cash dividends declared		(15,447,559)
Cash purchase of Company’s own shares		(4,095,320)
Excess of purchase price over book value of entities acquired from companies under common control		(43,030)
Comprehensive income:
Net income for the year		19,818,520
Other comprehensive income items:
Changes in fair value of swaps, net of deferred taxes		(1,866,847)
Effect of translation of foreign entities, net		(13,552)
Effect of ASC 715, net of deferred taxes		(2,196,737)

Balance at December 31, 2009		7,464,851
Cash dividends declared		(8,911,908)
Cash purchase of Company’s own shares		(339,822)
Noncontrolling interest arising on a business combination		280,547
Comprehensive income:
Net income for the year		14,981,468
Other comprehensive income items:
Changes in fair value of swaps, net of deferred taxes		(536,933)
Effect of translation of foreign entities, net		55,366
Effect of ASC 715, net of deferred taxes		(2,546,770)

Balance at December 31, 2010	P.	10,446,799

	2010		2009		2008
Comprehensive income for the year	P.	11,953,131	P.	15,741,384	P.	7,247,427

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: May 11, 2011

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

By:	/s/ Adolfo Cerezo Pérez
Name: Adolfo Cerezo Pérez
Title: Chief Financial Officer