Form 20-F/A
period 2010-12-31
TELEFONOS DE MEXICO S A B DE C V
filed 2011-08-31
CIK 866213

As filed with the Securities and Exchange Commission on August 31, 2011.

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F/A

Amendment No. 1

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

☐  Yes            ☒  No

Explanatory Note

This Annual Report on Form 20-F/A (this “Form 20-F/A”) is being filed solely to correct a typographical error contained in Exhibit 13.1 (Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002) to the Annual Report on Form 20-F for the fiscal year ended December 31, 2010 of Teléfonos de México, S.A.B. de C.V. (the “Registrant”), which was originally filed on May 11, 2011 (the “Original Form 20-F”).

This Form 20-F/A is filed in its entirety and includes corrected and currently dated Exhibit 13.1 certifications. In addition, this Form 20-F/A includes currently dated Exhibit 12.1 and Exhibit 12.2 certifications (Certification Pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002).

This Form-20F/A makes no changes to the financial statements of the Registrant included in the Original Form 20-F. Except as described above, this Form 20-F/A does not amend, update or restate the information in any other item of the Original Form 20-F or reflect any events that have occurred after the filing of the Original Form 20-F.

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

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

See our consolidated financial statements beginning on page F-1, incorporated herein by reference.

Item 19.	Exhibits

Documents filed as exhibits to this annual report:

1.1	Amended and restated bylaws (estatutos sociales) of Teléfonos de México, S.A.B. de C.V., dated December 26, 2007 (English translation) (incorporated by reference to the annual report on Form 20-F for the year ended December 31, 2008 (File No. 1-32741) filed on June 27, 2008).

2.1	Form of Amended and Restated L Share Deposit Agreement (incorporated by reference to the post-effective amendment to our registration statement on Form F-6 (File No. 333-125023) filed on September 28, 2006).

2.2	Form of Amended and Restated A Share Deposit Agreement (incorporated by reference to the post-effective amendment to our registration statement on Form F-6 (File No. 333-12936) filed on September 28, 2006).

2.3	Loan Agreement, dated as of August 11, 2006, among Teléfonos de México, S.A.B. de C.V., the lenders party thereto, Citibank, N.A., as administrative agent, ABN AMRO Bank N.V., BBVA Securities Inc., Citigroup Global Markets Inc., HSBC Securities (USA) Inc. and Calyon New York Branch, as joint bookrunners, ABN AMRO Bank N.V., as syndication agent, and Banco Bilbao Vizcaya Argentaria, S.A. and HSBC Securities (USA) Inc., as co-documentation agents (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2006 (File No. 1-32741) filed on July 16, 2007).

3.1	Agreement dated December 20, 2000 between Carso Global Telecom, S.A.B. de C.V. and SBC International, Inc. (AT&T International since 2006) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2000 (File No. 1-10749) filed on May 4, 2001).

3.2	Amended Shareholders Agreement, by and among Carso Global Telecom, S.A.B. de C.V., formerly, Carso Global Telecom, S.A. de C.V., AT&T International, Inc. (“AT&T”), formerly SBC International, Inc., and Banco Inbursa, S.A. Institución de Banca Múltiple, Grupo Financiero Inbursa, División Fiduciaria acting as trustee under Trust F/10456, dated February 28, 2011, amending the Agreement filed as exhibit 3.1 hereto (incorporated by reference to the exhibit included in Amendment No. 4 to the Schedule 13G filed by AT&T and its parent, AT&T Inc. filed on March 1, 2011 in respect of their ownership in equity shares of Telmex).

4.1	Master Transition Agreement between Teléfonos de México, S.A.B. de C.V. and Telmex Internacional, S.A.B. de C.V., dated as of December 26, 2007 (English translation) (incorporated by reference to the registration statement on Form 20-F of Telmex Internacional, S.A.B. de C.V. (File No. 1-34086) filed on May 30, 2008).

4.2	Services Agreement dated January 1, 2010 between Teléfonos de México, S.A.B. de C.V. and Carso Global Telecom, S.A.B. de C.V. (English translation).*

4.3	Management Services Agreement, dated January 2, 2001, between Teléfonos de México, S.A. de C.V. and AT&T Mexico, Inc. (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2003 (File No. 1-10749) filed on June 28, 2004).

4.4	Termination Agreement dated July 1, 2010 between Teléfonos de México, S.A.B. de C.V. and Carso Global Telecom, S.A.B. de C.V. (English translation).*

7.1	Calculation of ratios of earnings to fixed charges.*

8.1	List of significant subsidiaries of Teléfonos de México, S.A.B. de C.V.*

12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.**

12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.**

13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

*	Previously filed with Telmex’s Annual Report on Form 20-F for the year ended December 31, 2010, filed May 11, 2011.
**	Filed herewith.

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

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

August 31, 2011

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

By:	/s/ Carlos Robles Miaja
Name: Carlos Robles Miaja
Title: Chief Financial Officer