Form 20-F
period 2011-12-31
TELEFONOS DE MEXICO S A B DE C V
filed 2012-04-26
CIK 866213

As filed with the Securities and Exchange Commission on April 26, 2012.

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2011

Commission File Number: 001-32741

Teléfonos de México, S.A.B. de C.V.

(Exact name of Registrant as specified in its charter)

Telephones of Mexico

(Translation of Registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Parque Vía 190, Colonia Cuauhtémoc, 06599 México, D.F., México

(Address of principal executive offices)

Anna Domínguez González

Teléfonos de México, S.A.B. de C.V.

Parque Vía 198, piso 7, oficina 701

Colonia Cuauhtémoc

06599 México, D.F., México

ri@telmex.com

Tel: (52) 55 52 22 17 74

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:*

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing 20 Series L Shares, without par value (“L Share ADSs”)**	New York Stock Exchange

Series L Shares, without par value (“L Shares”)	New York Stock Exchange (for listing purposes only)

American Depositary Shares, each representing 20 Series A Shares, without par value (“A Share ADSs”)**	The NASDAQ Capital Market

Series A Shares, without par value (“A Shares”)	The NASDAQ Capital Market (for listing purposes only)

8.75% Senior Notes due 2016	New York Stock Exchange

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

None

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d) OF THE ACT:

None

The number of outstanding shares of each class of capital or common stock as of December 31, 2011 was:

7,840 million	AA Shares
366 million	A Shares
9,824 million	L Shares

*	The registration of each class of securities below will terminate on April 30, 2012 pursuant to the Forms 25 filed with the U.S. Securities and Exchange Commission on January 31, 2012.
**	The deposit agreements governing the ADSs were terminated effective January 30, 2012.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐  Yes            ☒  No

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

Large Accelerated filer  ☒            Accelerated filer  ☐            Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting ☒ Standards as issued by the International Accounting Standards Board	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. N/A

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐  Yes            ☒  No

i

Item 17.	Financial Statements	80
Item 18.	Financial Statements	80
Item 19.	Exhibits	80

ii

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports to the United States Securities and Exchange Commission (“SEC”) on Form 6-K, in our annual report to shareholders, in offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to analysts, investors, representatives of the media and others. Examples of such forward-looking statements include:

•	projections of operating revenues, net income, net income per share, capital expenditures, indebtedness levels, dividends, capital structure or other financial items or ratios;

•	statements of our acquisition or divestiture plans;

•	statements about the impact of our acquisition of businesses;

•	statements about our plans, objectives or goals, including those relating to competition, regulation and prices;

•	statements about competition in the business sectors in which we operate;

•	statements about our future financial performance or the economic performance of Mexico or other countries;

•	statements about interest rates, currency exchange rates and foreign securities markets;

•	statements about the availability and cost of external financing for our operations, which have been affected by the stress experienced by the global financial markets;

•	statements about the renewal, revocation or expropriation of our concessions, decisions of regulatory and judicial authorities, and the future impact of regulations; and

•	statements of assumptions underlying such statements.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying them.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under Item 3. Key Information – Risk Factors beginning on page 5, include regulatory developments, economic and political conditions, which have been affected by the global economic crisis, competition, customer demand, government policies, inflation rates, exchange rates and technological changes. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements.

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

SELECTED FINANCIAL DATA

The selected consolidated financial data set forth below have been derived from our audited consolidated financial statements for each of the two years in the period ended December 31, 2011, which have been audited by Mancera, S.C., a member practice of Ernst & Young Global, an independent registered public accounting firm. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and notes thereto included in this annual report. The selected financial data for 2010 differ from the data we previously published for 2010, because they are presented in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”).

The selected financial data and our financial statements are presented in Mexican pesos. This annual report contains translations of various peso amounts into U.S. dollars at specified rates solely for your convenience. You should not construe these translations as representations by us that the peso amounts actually represent the U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, we have translated U.S. dollar amounts from Mexican pesos at the exchange rate of P.13.9787 to U.S.$1.00, which was the applicable exchange rate reported by Banco de México on December 31, 2011, as published in the Official Gazette of the Federation (Diario Oficial de la Federación, or “Official Gazette”).

Mexican issuers of securities listed on the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V., or the “Mexican Stock Exchange”) are required to prepare financial statements in accordance with IFRS beginning in 2012 and were allowed to voluntarily report using IFRS before 2012. We began preparing our consolidated financial statements in accordance with IFRS for the year ending December 31, 2011, with an IFRS adoption date of December 31, 2011 and a transition date to IFRS of January 1, 2010. The audited consolidated financial statements included in this annual report are our first financial statements prepared in accordance with IFRS. IFRS 1 “First-time Adoption of International Financial Reporting Standards” has been applied in preparing these financial statements. Note 2 to our audited consolidated financial statements contains an analysis of the valuation, presentation and disclosure effects of adopting IFRS and a reconciliation between Mexican Financial Reporting Standards (Normas Mexicanas de Información Financiera, or “Mexican FRS”) and IFRS for our statement of financial position as of January 1, 2010 and December 31, 2010 and our statement of income for the year ended December 31, 2010.

	Year ended December 31,
	2011	2010
	(In millions of pesos, except per share data, share capital and ratios)
Statement of Income Data:
IFRS:
Operating revenues	P.112,066	P.113,562
Operating costs and expenses	85,484	85,503
Operating profit	26,582	28,059
Financing cost	4,761	4,754
Net profit	14,603	15,176
Earnings per share attributable to equity holders of the parent	0.808	0.835
Dividends paid per share (nominal)	0.538	0.490
Weighted average number of shares outstanding (millions)	18,058	18,189
Ratio of Earnings to Fixed Charges(1)	5.40	5.10

(1)	Earnings for this purpose consist of profit before income tax less equity interest in net income of associated companies, plus fixed charges (interest expense) during the period. Fixed charges do not take into account exchange loss or gain attributable to our indebtedness.

	As of December 31,
	2011	2010
	(In millions of pesos, except share capital)
Statement of Financial Position Data:
IFRS:
Property, plant and equipment, net	P.98,449	P.99,421
Total assets	160,761	155,741
Short-term debt and current portion of long-term debt	12,676	11,952
Long-term debt	59,117	62,569
Total equity	49,113	45,775
Capital stock	5,441	5,467
Number of outstanding shares (millions)
Series AA	7,840	7,840
Series A	366	383
Series L	9,824	9,935
Total	18,030	18,158

EXCHANGE RATES

The following table sets forth, for the periods indicated, the high, low, average and period-end noon buying rate in New York City for cable transfers in pesos published by the Federal Reserve Bank of New York, expressed in pesos per U.S. dollar.

Period	High		Low		Average(1)		Period End
2007	P.	11.27	P	.10.67	P.	10.84	P.	10.92
2008		13.94		9.92		11.21		13.83
2009		15.41		12.63		13.58		13.06
2010		13.19		12.16		12.67		12.38
2011		14.25		11.51		12.46		13.95

2011:
October		13.93		13.10				13.17
November		14.25		13.38				13.62
December		13.99		13.49				13.95

2012:
January		13.75		12.93				13.04
February		12.95		12.63				12.79
March		12.99		12.63				12.81
April (through April 20)		13.23		12.73				13.12

Sources: The U.S. Federal Reserve Bank of New York and the U.S. Federal Reserve Board.

(1)	Average of month-end rates, where applicable.

On April 20, 2012, the noon buying rate was P.13.12 to U.S.$1.00.

We will pay any cash dividends in pesos, and exchange rate fluctuations will affect the U.S. dollar amounts received by holders of our shares who convert those cash dividends into U.S. dollars. Fluctuations in the exchange rate between the peso and the U.S. dollar affect the U.S. dollar equivalent of the peso price of our shares on the Mexican Stock Exchange.

RISK FACTORS

Risks Relating to Our Business Generally

Competition and shifting usage patterns are adversely affecting our revenues and profitability

Our revenues and profitability continue to be adversely affected by changes in the market and by how customers use telecommunications services. Our fixed-line network services face increasing competition from other technologies –including wireless telephone services, wireless data services, cable television providers that offer telephone service, Voice over Internet Protocol (VoIP) service and others – and the substitution of fixed-line telephony by these technologies. This process has adversely affected our traffic volume and our results of operations and may continue to do so in the future.

In addition to competition from other technologies, we also have numerous competitors in local service and in long-distance services. Governmental authorities in Mexico continue to grant new licenses and concessions to new market entrants, which results in increased competition.

The Mexican authorities have also adopted regulations to permit cable television operators to provide voice-transmission services to local fixed-line telecommunications operators and data and broadband Internet access services to the Mexican public. As of December 31, 2011, 33 cable television providers, through more than 360 concessions, have been authorized to provide local fixed-line voice-transmission service in various cities in Mexico. Regulations have also been adopted to allow other local telephone service providers to provide paid television and audio services, but to date we have been unable to obtain authorization to do so.

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

Regulatory developments could have an adverse effect on our business by limiting our ability to pursue competitive and profitable strategies

Our business is subject to extensive government regulation, and it can be adversely affected by changes in law, regulation or regulatory policy that limit our ability to modify our business strategy. In particular, the regulatory developments described below could adversely affect the Company.

•

Beginning in 2007, the Competition Commission (Comisión Federal de Competencia, or “Cofeco”) began four industry-wide investigations into monopolistic practices. The investigations focused on four segments of the Mexican telecommunications industry: the domestic broadband Internet market, the market for interurban transport for switched long distance traffic, the wholesale market for dedicated leasing and the fixed network interconnection market. The two investigations of the domestic broadband Internet market and the market for interurban transport for switched long distance traffic were closed due to lack of evidence. Although evidence is still being submitted in the third investigation of the wholesale market for dedicated link leasing, Cofeco has already issued a notice of probable fault to Telmex and our subsidiary Teléfonos del Noroeste, S.A. de C.V. or “Telnor”. We will object to this notice in due course. With respect to the fourth investigation regarding the fixed network interconnection market, Cofeco determined that Telmex engaged in alleged monopolistic practices. We have filed a petition for relief (amparo) against that resolution and that petition is still pending.

•

Also in 2007, Cofeco initiated four examinations with respect to Telmex’s market power in the following segments: the switched call market, the transit services market, the call origination market and the wholesale market for dedicated link leasing. Cofeco issued final resolutions that Telmex and Telnor have substantial market power in all four of the markets investigated. In response, Telmex and Telnor have filed petitions for relief in all four cases. In the two cases relating to the switched call market and the transit services market, the petitions for relief are still pending. However, the courts have rejected Telnor’s petitions in the remaining two cases surrounding the call origination market and the wholesale market for dedicated link leasing. Based on these final resolutions, the regulatory authorities could impose specific price requirements or other special regulations such as additional requirements regarding disclosure of information or quality of service on us. In addition, in October 2011 the Communications Ministry (Secretaría de Comunicaciones y Transportes, or “SCT”) and the Federal Telecommunications Commission (Comisión Federal de Telecomunicaciones, or “Cofetel”) submitted for review before the Federal Regulatory Improvement Commission (Comisión Federal de Mejora Regulatoria, or “Cofemer”), a preliminary recommendation which suggested specific requirements regarding prices, quality of services, and information for the wholesale market for dedicated link leasing. In March 2012, Cofemer issued a final judgment that incorporated that preliminary recommendation, and in April 2012 Cofetel published Cofemer’s final judgment in the Official Gazette. We believe that if Cofemer’s final judgment is deemed to apply to Telnor, it would have an adverse impact on our revenues and results of operations.

•

In February 2009, Cofetel published a Fundamental Technical Plan of Interconnection and Inter-Operability, or the “Fundamental Technical Plan,” which requires operators with the greatest number of access points, to provide other operators with access to our network on an “unbundled” basis that disaggregates the prices for different service elements. We believe this may result in pricing network access at prices below the recovery cost for our infrastructure investments and may have a negative impact on us and the Mexican telecommunications sector in general. In October 2009, Cofetel issued two resolutions determining that we and Telnor are operators with the largest number of access points in our respective concession coverage areas. We have filed petitions for constitutional protection against the Fundamental Technical Plan and these resolutions, which are pending. In July 2011, Telnor obtained a favorable resolution against the Fundamental Technical Plan.

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

•

In June 2011, Cofetel notified Telmex and Telnor of some resolutions mandating reductions to the interconnection prices that Telmex and Telnor charge other telecommunications providers. Specifically, Cofetel’s resolutions reduced interconnection fees by 65% and redefined the legal nature of transport of long distance service (resale) that the Company provides other competitors establishing a fee of P.4.53 cents per minute, a reduction of 94% from the previous price of P.75 cents per minute. Telmex and Telnor have filed petitions to challenge these resolutions. The outcome of these appeals is still pending.

Adverse global economic conditions and, in particular, the conditions of the U.S. and Mexican economies, could have a negative impact on our operating results and financial condition

Our business is influenced by general economic conditions worldwide and in Mexico. Deterioration in the economic environment could have an adverse effect on demand for some of our products and services. The Mexican economy is influenced by the U.S. economy, so a deterioration in economic conditions or a slowdown in the recovery of the U.S. economy may hinder a recovery in Mexico. In difficult economic conditions our customers may seek to reduce discretionary spending. Under these conditions our business customers may delay purchasing decisions, delay full implementation of service offerings or reduce their use of services. Adverse economic conditions may also lead to an increase in the number of our residential and business customers that are unable to pay for services. If these events were to occur, they could have a material adverse effect on our business and results of operations.

Our industry is subject to rapid technological changes, which could adversely affect our ability to compete

The telecommunications industry is subject to rapid technological change. Our future success depends, in part, on our ability to anticipate and adapt in a timely manner to technological changes. We expect that new products and technologies will emerge and that existing products and technologies will further develop. These new products and technologies may reduce the prices we can charge for our services or they may be superior to, and render obsolete, the products and services we offer and the technologies we use. Technological changes may consequently reduce the revenues generated by our products and services or require investment in new technology. As a result, our most significant competitors in the future may be new entrants to our markets that would not be burdened by an existing base of older equipment.

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

We may experience system failures as a result of natural or man-made disruptions and loss of data, which may result in reduced user traffic, decreased revenues and reputational harm

We need to continue to provide our customers with reliable service over our network. The risks to our network and infrastructure include physical damage as a result of natural disasters such as hurricanes, earthquakes, floods and storms, technology failures, human error, terrorist attacks, hacker attacks and malicious actions (e.g., theft or misuse of customer data), and other disruptions. We have instituted many measures to reduce such risks, including thorough monitoring of our telecommunications infrastructure, implementing redundancy in our network and installing backup technologies such as firewalls and virus scanners. Additionally, we carry casualty insurance against such risks. However, there is no assurance that these measures will be effective against system failures under all circumstances. A system failure that impairs our ability to operate our wireline network, even for a brief period of time, may result in increased expenses, potential legal liability, loss of existing and potential customers, reduced user traffic, decreased revenues and reputational harm which could have a material adverse effect on our operations.

We are exposed to currency and interest rate risks on our debt and we have entered into derivatives contracts to limit these risks

A substantial part of our indebtedness is denominated in U.S. dollars, and we have relatively limited assets and revenues denominated in U.S. dollars. As of December 31, 2011, our U.S. dollar-denominated indebtedness amounted to P.32,187 million. In addition, a substantial part of our indebtedness bears interest at variable rates. As a result, we are exposed to risks from changing currency exchange rates and interest rates.

To offset these risks, we entered into derivative financial instruments with large financial institutions to minimize the impact of fluctuations in exchange rates and variable interest rates on our indebtedness. We have not entered into derivative financial instruments for any other purposes, although we may do so in the future. The types of derivative financial instruments we have typically entered into in recent periods include cross-currency swaps (in which we generally pay peso amounts based on peso interest rates and receive U.S. dollar amounts based on dollar interest rates), interest-rate swaps (in which we generally pay amounts based on fixed interest rates and receive amounts based on variable interest rates) and forward exchange contracts (in which we generally agree to use pesos to purchase U.S. dollars at a future date).

Our derivative financial instruments do not provide complete protection against the exchange rate or interest rate risk of our indebtedness. We may determine that the risks are acceptable or that the protection available through derivative financial instruments in the market is insufficient or too costly. These determinations depend on many factors, including market conditions, the specific risks in question, and our expectations concerning future market developments. We review and change our derivatives positions regularly, and our hedging policies change from time to time.

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

We attempt to match the cash flows on our derivative financial instruments with the cash flows on our indebtedness. The net effects on our reported results in any period are difficult to predict and depend on market conditions and on the specifics of our derivatives positions. For example, in 2011 the peso depreciated against the U.S. dollar by 13.1%. As a result, in 2011, we recognized a net exchange loss on our U.S. dollar denominated debt and a net fair value gain on currency derivatives. In 2011, we also recognized lower interest expense due to a lower average level of debt.

Our derivative financial instruments are also subject to the risk that counterparties may default or seek bankruptcy protection. The instability and uncertainty in the financial markets has made it more difficult to assess the risk of counterparties to derivatives contracts. Moreover, in light of the greater volatility in the global securities and exchange markets, there may be fewer financial entities available with which we could continue entering into derivative financial instruments to protect against currency and interest rate risks.

Because substantially all our business is in Mexico, we are affected by adverse economic or political conditions in Mexico

Substantially all of our business operations and assets are located in Mexico. Our financial performance may be affected by general economic, political and social conditions in Mexico. In the past, Mexico has experienced both prolonged periods of weak economic conditions and deterioration in economic conditions that have had a negative impact on the Company. Mexico has also experienced high levels of inflation and high domestic interest rates in the past, which affected the purchasing power of consumers and businesses. Mexico started sliding into a recession in the fourth quarter of 2008, and in 2009 GDP fell by 6.5%. In 2010, GDP rose by 5.5%, and in 2011 it rose by 3.9%. If the Mexican economy experiences a downturn or if inflation and interest rates increase significantly, our business, financial condition and results of operations could suffer material adverse consequences because, among other things, demand for telecommunications services may decrease and consumers may find it difficult to pay for the services we offer.

Political events in Mexico could adversely affect Mexican economic policy and our operations

The next Mexican presidential and legislative elections, which will be held in July 2012, will result in a change of administration, as reelection is not permitted in Mexico. The presidential race will likely be highly contested among a number of different parties, including the Institutional Revolutionary Party, the National Action Party and the Democratic Revolution Party, each with its own political platform. We cannot predict which party will prevail in the elections or what changes in government policies will result from a change of administration. Such changes may adversely affect economic conditions in Mexico and our business and therefore our results of operations and financial position.

Risks Relating to Our Controlling Shareholder and Capital Structure

The decreased liquidity of the Company’s common stock could adversely affect the price of the Company’s common stock

Since the completion of the tender offer launched by América Móvil, S.A.B. de C.V. (“América Móvil”) in the fourth quarter of 2011, the liquidity of the Company’s common stock in the U.S. and Mexican markets has markedly decreased. The low liquidity of the Company’s common stock may impair the ability of the shareholders, including the former holders of ADSs who surrendered their ADSs in exchange for the underlying shares, to sell their shares in the quantity and at the price that they wish.

The delisting and deregistration of Telmex shares in the United States and Mexico could result in a lack of public information regarding Telmex

Effective January 30, 2012, the Company’s ADSs ceased trading on the New York Stock Exchange (“NYSE”) and the NASDAQ Capital Market (“NASDAQ”), and the deposit agreements governing the ADSs were terminated. Following the delisting and the termination of the deposit agreements, the Company expects to deregister with the SEC in the course of the second quarter of 2012. As a result of the deregistration, the Company will no longer be legally required to file annual or periodic reports with the SEC. Additionally, the Company plans both to delist its shares from the Mexican Stock Exchange and to deregister them from the National Securities Registry (Registro Nacional de Valores) during the second half of 2012. These delisting and deregistration processes in the U.S. and Mexico could result in a lack of public information regarding Telmex, and trading in Telmex’s securities might be adversely affected.

We are controlled by one shareholder

A majority of the voting shares of the Company (97.8% as of March 29, 2012) is owned by América Móvil, directly and indirectly through Carso Global Telecom, S.A. de C.V., or Carso Global Telecom. América Móvil has the effective power to designate a majority of the members of our Board of Directors and to determine the outcome of other actions requiring a vote of the shareholders of the Company. América Móvil may be deemed to be controlled by Carlos Slim Helú and members of his immediate family, who, taken together, own a majority of the common stock of América Móvil.

The protections afforded to minority shareholders in Mexico are different from those in the United States

Our bylaws provide that any dispute between us and our shareholders will be governed by Mexican law and that legal actions relating to the execution, interpretation or performance of the bylaws may be brought only before Mexican courts. Under Mexican law, the protections afforded to minority shareholders are different from those in the United States. In particular, the case law concerning fiduciary duties of directors is not well developed, there is no procedure for class actions, there are different procedural requirements for bringing shareholder lawsuits and there are different discovery rules. As a result, it may be more difficult in practice for minority shareholders of Telmex to enforce their rights against us, our directors or our controlling shareholder than it would be for shareholders of a U.S. company.

We engage in transactions with related parties that may create the potential for conflicts of interest

We engage in transactions with entities that, like us, are controlled, directly or indirectly, by Carlos Slim Helú and members of his immediate family. These entities include (a) América Móvil and its subsidiaries, (b) Grupo Carso, S.A.B. de C.V., or Grupo Carso, and its subsidiaries and (c) Grupo Financiero Inbursa, S.A.B. de C.V., or Grupo Financiero Inbursa, and its subsidiaries. Our transactions with América Móvil include interconnection between our respective networks and the completion of international traffic in each other’s countries of operation, América Móvil’s printing and distribution of our directories and América Móvil’s access to our customer database and our billing and collection system in connection with its directories business, among others. See Notes 12 and 15 to our audited consolidated financial statements. In addition, we entered into loan agreements with América Móvil. Transactions with Grupo Carso include the purchase of network construction services and materials, and transactions with Grupo Financiero Inbursa include financial services and insurance. We also have agreements with AT&T International, Inc., or AT&T International, a shareholder of América Móvil, that provide for the completion of calls in our respective countries of operation.

Our transactions with related parties may create the potential for conflicts of interest.

Holders of L Shares have limited voting rights

Our bylaws provide that holders of L Shares are not permitted to vote except on such limited matters as the transformation or merger of Telmex or the cancellation of registration of the L Shares with the National Securities Registry, managed by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or “CNBV”), or any stock exchange on which they are listed. If you hold L Shares, you will not be able to vote on most matters, including the declaration of dividends that are subject to a shareholder vote in accordance with our bylaws.

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

We may not legally be permitted to allow holders of L Shares or A Shares in the United States to exercise any preemptive rights in any future capital increase unless we file a registration statement with the SEC, with respect to that future issuance of shares. It is unlikely that we will file a registration statement with the SEC to allow U.S. holders of L Shares or A Shares to participate in a preemptive rights offering. As a result, the equity interest of such holders in Telmex may be diluted proportionately.

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

We have developed a multi-service network in which 94.9% of our lines have the capacity to provide simultaneous transmission of voice and data through a broadband connection. Our network capability allowed us to increase the number of customers of our broadband Internet access service by 8.1% to 8.0 million in 2011. We are extending our voice and Internet access services to remote areas in Mexico.

In 2011, we continued our efforts to grow voice and data service revenues by offering packages. In addition, we have made investments to increase our services and extend broadband coverage in the country. We plan to continue expanding our multiple-service offerings and to take advantage of technological advances in order to provide our customers with packages that combine voice and data.

On October 3, 2006, the Convergence Agreement (Acuerdo de Convergencia), which was issued by the Federal Government through the Communications and Transportation Ministry (Secretaría de Comunicaciones y Transportes), established the basis for the convergence of telecommunications networks. Although we have already met the Convergence Agreement’s requirements, the authorities have not issued the corresponding favorable resolution that would allow us to offer TV services. This situation is delaying the advancement of telecommunications services in the country and is preventing consumers from enjoying comprehensive media and telecommunications service offerings at competitive prices. In spite of this, we continue to make the necessary investments to keep Telmex at the forefront of technological development, with the most reliable, efficient and state-of-the-art technology network available in the market.

Substantially all of our operations are conducted in Mexico. Our strategy is to increase the value of our lines by enhancing our extensive and modern infrastructure and our technical capabilities to provide high-quality services to our customers across Mexico, pursuing growth in the broadband and data businesses, introducing and promoting packaged service offerings that combine broadband with voice services at attractive prices, and maintaining our focus on customer service. Data services are a source of growth, and we are well positioned to deliver Internet access and meet the demands of the growing market. We plan to continue selling computer equipment at our Telmex stores and increase the Internet penetration rate in Mexico.

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

In this annual report, “Telmex,” the “Company,” “we,” “us” or “our” refers to Teléfonos de México, S.A.B. de C.V. and, where the context requires, its consolidated subsidiaries.

History

We were formed in 1947 under foreign private ownership to acquire the Mexican telephone business of a wholly-owned subsidiary of the LM Ericsson group of Sweden. In 1950, we acquired the Mexican telephone business of a wholly-owned subsidiary of the International Telephone and Telegraph Company. In 1972, the Mexican federal government acquired the majority of our capital stock. By May 1991, the Mexican federal government had divested all of its Telmex shares through a series of sales.

In September 2000, we transferred our Mexican wireless business and our foreign operations at the time to América Móvil in an escisión, or split-up. In December 2007, we engaged in a second escisión by transferring our Latin American and yellow pages directory businesses to a new, separate entity, Telmex Internacional, S.A.B. de C.V., or Telmex Internacional.

During an extraordinary meeting held on April 4, 2011, our shareholders approved a corporate restructuring which contemplates the creation of a subsidiary company that will provide telecommunications and interconnection services in rural areas where our fixed telephony competitors have not invested. The subsidiary company will be named Telmex Social, and the restructuring is subject to regulatory approval.

América Móvil has acquired an increasing percentage of our capital stock through public exchange and tender offers. In May 2010, América Móvil launched a public exchange offer to acquire the outstanding capital stock of Carso Global Telecom, the direct holder of 59.4% of Telmex’s outstanding capital stock at that time. Through this offer, América Móvil indirectly acquired 59.1% of Telmex’s the outstanding capital stock. On October 11, 2011, América Móvil commenced a public tender offer for the Telmex shares that it did not already own, offering P.10.50, in cash, for each Telmex share tendered. The tender offer expired on November 11, 2011 and enabled América Móvil to increase its ownership stake of Telmex’s share capital to 92.99%. As of March 29, 2012, América Móvil directly and indirectly owned 97.8% of Telmex’s voting shares.

As a result of América Móvil’s public exchange and tender offers, Telmex became a subsidiary of América Móvil. Telmex’s shareholders approved plans to delist Telmex’s L Share ADSs from the NYSE, Telmex’s A Share ADSs from the NASDAQ, Telmex’s L Shares from the Latibex and other foreign markets during an extraordinary shareholders’ meeting on December 19, 2011. The shareholders also approved plans to terminate Telmex’s American Depositary Receipt (“ADRs”) programs. Telmex’s ADSs ceased trading on the NYSE and NASDAQ and Telmex’s L shares ceased trading on Latibex at the end of January 2012. Telmex’s shares have continued trading on Mexican Stock Exchange. However, during a recent extraordinary shareholders’ meeting held on April 25, 2012, Telmex’s shareholders decided to initiate a process to delist Telmex’s shares from the Mexican Stock Exchange and to deregister them from the National Securities Registry. We expect that Telmex’s shares will cease trading on the Mexican Stock Exchange during the second half of 2012.

On December 19, 2011, we announced our intention to terminate our ADR programs. In accordance with the deposit agreements, JPMorgan Chase Bank, N.A. (“JPMorgan”), as depositary, provided 30 days’ notice of termination to all holders of ADRs before the termination became effective on January 30, 2012. Holders were entitled to surrender their ADRs for cancellation and receive the underlying shares. After 30 days following the termination of the ADR programs, JPMorgan began liquidating the shares underlying the unclaimed ADRs. JP Morgan will hold the cash proceeds from the sale of the shares uninvested for delivery to a holder against surrender of the ADR.

Significant Subsidiaries and Affiliates

The following table sets forth our significant subsidiaries and our affiliated company accounted for using the equity method at December 31, 2011:

Name of Company	Jurisdiction of establishment	Percentage of ownership and voting interest	Description
Subsidiaries
Integración de Servicios TMX, S.A. de C.V.	Mexico	100%	Intermediate holding company.
Alquiladora de Casas, S.A. de C.V.	Mexico	100%	Real estate company owning our facilities.
Compañía de Teléfonos y Bienes Raíces, S.A. de C.V.	Mexico	100%	Real estate company owning our facilities.
Consorcio Red Uno, S.A. de C.V.	Mexico	100%	Supplier of telecommunications network integration services and information systems.
Teléfonos del Noroeste, S.A. de C.V.	Mexico	100%	Fixed-line public network concessionaire for the state of Baja California Norte and the San Luis Rio Colorado region of the state of Sonora.
Uninet, S.A. de C.V.	Mexico	100%	Provider of corporate networks and Internet access services to Telmex and corporate customers.
Telmex USA, L.L.C.	Delaware (United States)	100%	Authorized long-distance service re-seller and provider of payment collection services for lines in Mexico (installation and monthly rental), and authorized by the United States Federal Communications Commission to provide facility-based long-distance services, data transmission and cross-border data transit services.
Affiliated company
Grupo Telvista, S.A. de C.V.	Mexico	45%	Provider of telemarketing services in the United States and Mexico.

OPERATIONS

Of our revenues in 2011, 34.4% was attributable to local services, 15.9% to long-distance services, 10.9% to interconnection and 32.5% to data services. Other services, including primarily sales of computers and telephones at Telmex stores and billing and collection services to third parties, accounted for 6.3% of revenues.

Overview

The following table gives selected data on the size and usage of our network:

	December 31,
	2011	2010	2009	2008	2007
Internet access accounts (thousands)	8,017	7,449	6,651	5,217	3,320
Billed lines (thousands) (1)	14,814	15,591	15,882	17,589	17,800
Total local calls (millions)	17,732	19,261	20,835	22,583	24,892
Domestic long-distance call minutes for the year (millions)	17,407	18,292	19,837	19,687	18,275
International long-distance call minutes for the year (millions) (2)	11,186	8,887	7,526	8,733	9,531

(1)	Until 2008, it included lines that were two or more months behind on bill payments.
(2)	Includes incoming and outgoing traffic.

Local Service

We are a nationwide provider of local telephone service in Mexico. We provide local telephone service in 23,205 communities throughout Mexico. Of all lines in service, 31.8% are in the Mexico City, Monterrey and Guadalajara metropolitan areas. We provide service in 21,744 communities with fewer than five thousand inhabitants, exceeding our obligations to offer services in rural areas.

Local traffic in 2011 decreased by 7.9% compared to 2010, for a total of 17,732 million calls. The decrease in traffic in 2011 was attributable primarily to a lower number of billed lines as a result of the competition from cellular operators, fixed-line local service providers and cable television providers, the change in the consumption profile of our customers, as well as the migration of switched traffic to corporate networks, and other alternative service offerings. We expect that further market penetration by alternative service offerings and increasing competition could continue to adversely affect our service traffic.

Our charges for fixed-line local telephone service include (a) installation charges, (b) monthly line rental charges, (c) monthly measured service charges, (d) digital services and (e) charges for other services, such as the transfer of a line to another address and reconnection. Residential customers pay a fixed charge per local call in excess of a monthly allowance of 100 local calls, and commercial customers pay for every local call at the same fixed price per call. The concession we hold to operate a public network for basic telephone services (the “Concession”) allows but does not require us to base our charges on the duration of each call, with a monthly allowance of free calls or call minutes for residential customers. We currently do not charge by duration of invoiced calls in any region, except in the case of prepaid services.

In order to promote local service among our customers, we have introduced packages that include, among others, unlimited local and domestic long-distance calls. We also have introduced various telecommunications services packages. Some packages consist of a certain number of local calls and/or minutes for domestic long-distance service and others consist of a certain number of minutes for fixed lines to cellular calling. In 2011, for the eleventh year, we did not increase prices for local telephone services. We have had lower prices on an inflation-adjusted basis every year since 2001.

Domestic Long-distance Service

Our nationwide domestic long-distance transmission network consists of 31.8 thousand kilometers of optical fiber connecting Mexico’s major cities, and includes secondary branches and additional transmission rings throughout Mexico designed to avoid network congestion.

Domestic long-distance traffic decreased by 4.8% in 2011 and 7.8% in 2010, reaching a total of 17,407 and 18,292 million minutes, respectively. The decrease in domestic long-distance traffic in 2011 was primarily due to the decrease in termination of cellular operators and lower traffic from our customers.

We expect that further market penetration by alternative service offerings and increasing competition could adversely affect domestic long-distance service growth.

Our prices for domestic long-distance service are based on call duration and type of service (direct-dial or operator-assisted) once customers exceed the number of minutes included in their service packages.

We offer a variety of domestic long-distance discount plans that reduce the effective prices paid by our customers based on their total monthly consumption and whether calls were made at peak or off-peak times. We also offer packages that include a certain number of minutes at no extra cost or include unlimited minutes for residential and small and medium enterprise customers.

In 2011 we did not increase our prices for domestic long-distance calls. This continues our trend of offering lower prices on an inflation-adjusted basis since March 1999.

International Long-distance Service

We are a nationwide provider of international long-distance telecommunications services in Mexico. International long-distance traffic with the United States, Canada, Central America and other countries is carried by a combination of fiber optic network, microwave transmission, satellite systems and submarine cable.

In 2011, incoming international long-distance traffic increased by 28.1%, for a total of 9,586 million minutes, and outgoing international long-distance traffic increased by 13.9% for a total of 1,599 million minutes, mainly due to increased traffic from cellular operators.

We believe international long-distance traffic has been affected by, among other things, the increased use of VoIP technology, which transmits ordinary telephone calls over the Internet and traffic generated by cellular phones.

Charges for international long-distance calls are based on call duration, type of service (direct-dial or operator-assisted) and the destination of the call after customers exceed the number of minutes included in their plan. Customers can choose from a variety of discount price plans.

In 2011, we did not increase our prices for international long-distance calls, continuing our trend of offering lower prices on an inflation-adjusted basis since March 1999.

Bilateral agreements with foreign carriers govern the prices we pay to foreign carriers for terminating international calls from Mexico and the prices foreign carriers pay us for completing international calls to Mexico. The prices of payment under such agreements are negotiated with each foreign carrier. Settlements among carriers are made on a net basis. Settlement amounts payable to us in respect of calls from the United States to Mexico generally exceed amounts payable by us in respect of calls from Mexico to the United States. As a result, we receive net settlement payments from U.S. carriers. We make net settlement payments to other international carriers taken as a whole.

The international settlement prices that U.S. carriers pay to foreign carriers have been subject to intense downward pressure due to increasing competition.

Interconnection

We provide interconnection services pursuant to which (a) long-distance, local and cellular phone carriers operating in Mexico establish points of interconnection between their networks and our network and (b) we carry calls between the points of interconnection and our customers. When a customer of another carrier calls a local service customer of ours, we complete the call by carrying the call from the point of interconnection to the particular customer, and when a local service customer of ours who has preselected a competing long-distance carrier makes a long-distance call, we carry the call from the customer to the point of interconnection with that other long-distance carrier’s network. Excluding the “calling party pays” service, we have only one price for interconnecting all categories of carriers and all types of calls. As a result of Mexico’s “bill-and-keep” system, under which local carriers and cable television providers do not pay interconnection fees to other local carriers, we do not receive an interconnection fee from these calls.

In 2011, interconnection traffic increased 0.3%, for a total of 43,152 million minutes. In 2010, interconnection traffic decreased by 0.8%, for a total of 43,008 million minutes. The slight growth in 2011 was the result of an increase in interconnection minutes from cellular to fixed lines, partly offset by a decrease in traffic related to “calling party pays” services.

Data services

Our data service business is comprised of corporate network services, Internet access services and other value added services for corporate customers.

Corporate networks consist of the transmission of voice, video and data between two or more end points using private circuits. Our principal product offerings for corporate networks are Ladalinks (Ladaenlaces) and Multi-service Virtual Private Networks, which allow us to provide different levels of service for voice, data and other applications. We also provide specialized assistance and technical support for these applications.

We provide network outsourcing services that include maintenance, support and integration of communication networks and information systems.

Internet access services connect both business and residential customers to the Internet through either a broadband connection or a dial-up connection. In 2011, the number of our Internet customers increased to approximately 8.0 million at year-end, an increase of 7.6% compared with 2010.

Our broadband service, infinitum, allows our customers to use our high-capacity connectivity services. Infinitum operates over Asymmetric Digital Subscriber Line, or ADSL, technology. In 2011, our sales force continued to promote telecommunications packages and this strategy enabled us to increase our ADSL customer base by approximately 593 thousand accounts. At year-end 2011, we had 8.0 million ADSL customer accounts, an increase of 8.1% over 2010.

In order to provide our customers with a superior Internet experience and maintain our position as a telecommunications technology leader, we worked to increase data speeds for our infinitum customers without increasing our prices. As a value added for our customers we offer WiFi Móvil in infinitum, our high-speed wireless service for residential and business customers. At December 31, 2011, we maintained 4,182 public “hot spots” in 348 cities in Mexico, provided coverage in airports, universities, bus stations, restaurants, shopping centers among others. We have agreements to provide our customers with Internet access at over 200,000 sites worldwide.

During 2011, packages continued to gain popularity among our residential customers due to the cost-savings and simplified billing that such packages provide. We are working to make these packages even more attractive by incorporating more benefits such as a price of P.1.00 per minute for calls to any country in the “Paquete Acerques” and in “Todo México Sin Límites” packages and unlimited minutes to the United States in the “Todo México Sin Límites” package, among others.

Other Products and Services

We provide various telecommunications and telecommunications-related products and services that include sales of computers, telecommunications equipment and accessories, public phones and billing and collection services to third parties. One of the main obstacles affecting the development of broadband in Mexico is the lack of personal computer penetration in Mexican homes and the low per capita income of a considerable part of the population. In order to ameliorate the situation, we sell home computers with financing and we have sold 3.2 million computers since 1999.

In November 2008, we entered into several agreements with Dish México (“Dish”) and its affiliates, which operate a direct-to-home (DTH) pay television system in Mexico. We are currently providing billing and collection services, among other services, to Dish and its affiliates. We may decide to invest directly in a joint venture with Dish in the future and such an investment would be subject to regulatory authorizations.

Telmex Stores

We have a network of 389 Telmex stores (Tiendas Telmex) that offer our products and services throughout Mexico. In addition to their function as customer service centers, the Telmex stores offer a wide range of computer and telecommunications equipment and accessories, which may be purchased outright or through installment payment plans. The network of Telmex stores serves not only as a focal point for interaction with our current and prospective customers but also as a growing source of revenue. Our computer sales strategy, including store financings of up to 48 months, has substantially facilitated the increase in broadband coverage in Mexico.

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

We also offer billing and collection services to other companies. We currently provide billing and collection services to companies such as Medicalhome, Socio Águila, Teletón, Telecomunicaciones de México and Dish.

Public Telephony and Prepaid Phone Cards

We have several programs to meet the need for different kinds of public telephone service in different areas. We had more than 594 thousand fixed-line public telephones in operation at December 31, 2011. In the increasingly competitive market to provide telecommunications services, independent operators have installed public telephones for which we provide access. There were more than 95 thousand independently operated public telephones at December 31, 2011, an increase of 4.1% compared with 2010. In 2011, our network serviced a total of 689 thousand fixed-line public telephones.

In 2011, we sold 28.9 million prepaid cards under the brand name “Ladatel” for use in public phones, a decrease of 33.8% from 2010, and 15.8 million prepaid cards under the brand name “Multifón” for use in public and residential telephones, a decrease of 18.8% from 2010.

Operations in the United States

Our U.S. subsidiary, Telmex USA, L.L.C., or Telmex USA, holds a facilities-based authorization from the U.S. Federal Communications Commission permitting Telmex USA to install and operate telecommunications facilities in the United States. Telmex USA offers data transmission and cross-border data transit services. Telmex USA is also authorized to resell long-distance services and to collect installation and monthly rent payments for telephone lines in Mexico.

Network

Through our network we offer many advanced services that include voice, data and video transmission, Internet access and integrated solutions to all types of customers. These services encompass public, rural and residential telephony; specific solutions for small and medium sized commercial customers; and integrated offers for large domestic and international corporations.

Our local and long-distance fiber-optic data and voice networks consist of 135,876 kilometers of fiber-optic cables, connecting the main and major cities in Mexico as well as connecting Mexico via submarine cables with 30 other countries.

Our network included 14.8 million local fixed billed lines at the end of 2011. Our networks, consist of four main layers: (i) connectivity layer, consisting of access network, which includes access to end customers via copper, fiber-optic or wireless transmission, the optic transport network, which transports information between network sites; (ii) processing and control layer, which controls communications and services including telephone voice switching; (iii) applications layer, allowing to provide next generation multimedia services under the information technologies (IT) development; and (iv) management layer, which allows us to assure the performance of our networks and services in real time and centralize control of operations.

Connectivity Layer-Access Network

Our external copper network is capable of supporting conventional telephone services in some locations, as well as modern broadband services using different digital technologies such as Asymmetric Digital Subscriber Line 2 plus, or ADSL2+, and Very High Speed Digital Subscriber Line version 2, or VDSL 2. ADSL2+ allows us to offer Internet connectivity speeds of close to 20 Mbps and VDSL 2 enables speeds of 20 Mbps or higher.

We provide our corporate customers with access to our fiber-optic network through our reliable service packages. We leverage conventional connections and Ethernet connectivity to offer corporate customers dedicated services with speeds ranging from 64 kbps to 1 Gbps. Additionally, we are upgrading services for N x 1 Gbps and 10 Gbps.

We are also working to provide our residential customers with greater access to our fiber-optic network. Telmex continues to install fiber-optic lines using “Fiber to the Node” and “Fiber to the Home” models. This is part of our general strategy of increasing the bandwidth available for all our customers by extending our fiber-optic lines and reducing the length of our external copper network.

We also have wireless access platforms that are supported by radio direct access and multiple access systems, WLL (Wireless Local Loop) systems, and other technologies that provide voice, data and Internet access services to customers who are geographically remote from our fiber-optic infrastructure.

Connectivity Layer-Optical Transport Data Network

In 2011 we continued with our national installation of transport equipment with Carrier Ethernet technology for our data network. This deployment provides us with a solution of native and highly efficient transport services based on Internet protocol (IP) and Ethernet technology, thus consolidating a convergent platform, “All IP”, to support the growth of multimedia services. This network is the best and most efficient extension of IP/MPLS network from the core of our infrastructure to access premises.

In order to increase our transmission capacities, we also use Dense Wavelength Division Multiplexing, or DWDM, technology which divides the optical fiber signals into multiple wavelengths. Using this technology, the network is designed to manage all demand on the growing broadband market. Telmex’s DWDM network is operating with capacity systems of 520 Gbps and several routes reaching 1.29 Tbps.

Our data transport network is fully redundant and is supported by optic rings, which use Synchronous Digital Hierarchy (SDH) equipment and Next Generation SDH technologies that allow the network to be restored within 50 milliseconds, thereby minimizing the risk of signal interruption in the event of a system failure. The Next Generation SDH technology also permits a scalable increase in the required bandwidth.

We operate optical cross-connect technology equipment, which enables the interconnection of signals transported optically, allowing us to connect the signals transmitted by fiber more effectively in the network.

Connectivity Layer-Convergent Data Network

All of our IP-based data services are offered through a multi-service IP/MPLS platform. IP/MPLS is a high-capacity, high-performance network platform based on service convergence and is designed to work over the optical transport network. It has a feature that allows us to expand our backbone network with routes of up to 10 Gbps while maintaining redundant routes and offer national coverage of our IP-based data services. The technology used in our network provides the necessary flexibility to offer speeds of access from 64 Kbps to 155 Mbps for virtual private multiservice network or IP VPN’s.

The technological capacity of our IP network permits the differentiation of distinct classes of service through which integrated data and video services can be provided. This feature allows us to efficiently offer a wide variety of services such as Internet access, corporate networks, wireless Internet access and multimedia applications.

Processing and Control Layer

The processing for voice services is controlled by digital exchanges. The voice processing network has been fully digital since 2001 and has enabled high quality service, service diversity as well as improved Interconnection capacities for all market operators.

Voice processing in our network is controlled by digital local and long-distance telephone exchanges which employ high levels of redundancy and load sharing to enhance network availability and service quality. We also use an advanced intelligent network platform, which currently is operating 55 applications and value-added services with high levels of reliability. Furthermore, this platform is capable of implementing new services and applications throughout our network in a short amount of time.

Application Layer

The application layer is a new platform based on ICT (Information and Communication Technologies) and computing open standards that allow us to implement new services and applications more efficiently. The architecture of this platform is modular, allowing for the integration of independently developed services with open and standard interface connections, which reduces the “time to market” for next generation multimedia services.

Telmex reached out to the corporate market with enhanced Information Technology (IT) services that integrate telecommunications and information technologies, thereby allowing us to incorporate new service capabilities such as software development, process outsourcing, security, and cloud computing services, among others.

Management Layer

We continuously control and monitor our data and voice networks’ performance and traffic levels while managing the routing of traffic and other network functions through a centralized network management platform that operates 24 hours a day, 365 days a year. We have developed a new operations management model which supports the telecommunications operations all over the country.

This model is based on the centralized management scheme in which all equipment, networks and services are monitored, managed, configured and controlled by specialized operation centers with defined tasks and objectives in order to maintain the efficiency of Telmex’s operations.

Competition

We face competition from a large number of market participants using a variety of technologies to address different elements of the demand for telecommunications services. Currently our principal competitors include: holders of licenses to provide fixed-line, local, and long distance service, of which Axtel, S.A.B. de C.V. and Maxcom Telecomunicaciones, S.A.B. de C.V. are the largest; cable television operators with licenses to provide telephone and internet services, led by Megacable Holdings, S.A.B. de C.V., Empresas Cablevisión, S.A.B. de C.V. and Cablemás, S.A. de C.V.; and the cellular telecommunications operators, of which Radiomóvil Dipsa, S.A. de C.V. (generally known as “Telcel”) and Telefónica Móviles de Mexico S.A. de C.V. (generally known as “Movistar”) are the largest.

The Mexican telecommunications market is increasingly complex, and the barriers between formerly distinct markets are eroding as a result of regulatory and technological change. While we have a strong share in certain segments of the local fixed-line, such as switched local service, long-distance service or broadband data connections, our overall share of the telecommunications market is difficult to evaluate. For example, according to Select Estrategia, S.C., a leading market research firm in Mexico, at year-end 2011, we had approximately 14.8 million billed lines in service in our network, while cellular phone carriers in Mexico had an estimated combined total of 98.0 million cellular lines in service.

We anticipate continued intense competition as cellular phone carriers promote cellular-to-cellular calls and text messages as less expensive alternatives to fixed-to-cellular calls. We also face increasing competition in international and domestic long-distance and local services from VoIP, a technology that transmits ordinary telephone calls over the Internet. More recently, we have begun to face competition in voice services and, to a more significant extent, Internet access services from cable television operators.

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

General

The General Communications Law, the Federal Telecommunications Law and the Telecommunications Regulations provide the general legal framework for the regulation of telecommunications services in Mexico. The Federal Telecommunications Law replaced most of the provisions of the General Communications Law relating to telephone communications, but those provisions of the General Communications Law not specifically addressed in the Federal Telecommunications Law remain in effect. The Telecommunications Regulations implement particular provisions of the Federal Telecommunications Law, and regulations implementing other provisions of the law are pending. The objectives of the Federal Telecommunications Law are to promote the efficient development of the telecommunications industry, to encourage fair competition in the provision of quality, affordable services and to assure satisfactory breadth of coverage of the Mexican population.

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

The General Communications Law provides that upon the expiration of the Concession the Mexican government is entitled to purchase our telecommunications assets at a price determined on the basis of an appraisal by a public official, and the Telecommunications Regulations provide that upon expiration of the Concession the Mexican government has a right of first refusal to acquire our telecommunications assets. However, the General Communications Law also provides that, in certain cases, upon expiration of the Concession our telecommunications assets will revert to the Mexican government free of charge. There is substantial doubt as to how these provisions of the General Communications Law and the Telecommunications Regulations would be applied and, accordingly, there can be no assurance that upon expiration of the Concession our telecommunications assets would not revert to the Mexican government free of charge.

The General Communications Law, the Federal Telecommunications Law, and the Concession include various provisions under which the Concession may be terminated before its scheduled expiration date. Under the General Communications Law and the Federal Telecommunications Law, the Communications Ministry may cause early termination of the Concession in certain cases, including:

•	Failure to comply with the terms of the Concession;

•	Interruption of all or a material part of the services provided by us;

•	Transfer or assignment without the Communications Ministry approval of the Concession, the rights provided under the Concession or any asset used to provide telephone service;

•	Violation of the prohibition against ownership of our shares by foreign states;

•	Violation of the prohibition against any material modification of the nature of our services without prior Communications Ministry approval; or

•	Breach of certain other obligations under the General Communications Law and the Federal Telecommunications Law.

In addition, the Concession provides for early termination by the Communications Ministry following administrative proceedings in the event of:

•	Material and continuing violation of any of the conditions set forth in the Concession;

•	Material failure to meet any of the service expansion requirements under the Concession;

•	Material failure to meet any of the requirements under the Concession for improvement in the quality of service;

•	Engagement in any telecommunications business not authorized under the Concession and requiring prior approval of the Communications Ministry;

•	Following notice and a cure period, failure without just cause to allow other concessionaires to interconnect their telephone networks to our telephone network; or

•	Our bankruptcy.

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

Competition

The Telecommunications Regulations and the Concession contain various provisions designed to foster competition in the provision of telecommunications services. In general, the Communications Ministry is authorized to grant concessions to other parties for the provision of any of the services provided by us under the Concession. In December 2011 the SCT had authorized 42 competitors to provide long distance services and there were 18 competing long-distance carriers operating in Mexico (including Telmex and Telnor), all of which also have concessions for international long-distance services.

As of December 31, 2011, there were 35 local fixed-line licensees and permissions (including Telmex and Telnor). Fixed local competitors are operating in 173 local service areas covering the main cities of the country, like Mexico City, Guadalajara, Monterrey and Puebla. See —Operations—Competition above. Concessionaires are not required to operate certain private local telecommunications networks or to provide value-added services, although other authorizations may be required.

With respect to international long-distance services, Cofetel’s rules cover matters such as the termination of international calls and mechanisms for routing calls into and out of Mexico. Currently, international traffic must be carried by Mexican concessionaires and through authorized international gateways consistent with Cofetel’s international long-distance rules.

The Communications Ministry has expanded the ability of cable television operators to compete with us. Since 2003, it has permitted them to provide bidirectional transmission of data. Since 2004, it has permitted them to provide signal-transmission services to local fixed-line operators and data and broadband Internet access services to the public. Since 2006, it has permitted some of them to provide fixed-line local telephone services. See—Regulation—Television and Audio Services below.

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

Regulatory Initiatives Relating to Competition

The Federal Telecommunications Law provides that, if a company is determined to have substantial market power in a relevant market, the Communications Ministry may adopt specific regulations on prices, quality of service and information to be provided by the dominant company. In addition, if a company is determined by the Competition Commission to have engaged in monopolistic practices, it may be subject to prohibitions or monetary sanctions.

Beginning in 2007, the Cofeco began four industry-wide investigations into monopolistic practices. The investigations focused on four segments of the Mexican telecommunications industry: the domestic broadband Internet market, the market interurban transport for switched long distance traffic, the wholesale market for dedicated leasing and the fixed network interconnection market. The two investigations of the domestic broadband Internet market and the market for interurban transport for switched long distance traffic were closed due to lack of evidence. Although evidence is still being submitted in the third investigation of the wholesale market for dedicated link leasing, Cofeco has already issued a notice of probable fault to Telmex and our subsidiary Telnor. We will object to this notice in due course. With respect to the fourth investigation of the fixed network interconnection market, Cofeco determined that Telmex engaged in alleged monopolistic practices. We have filed a petition for relief against that resolution and that petition is still pending.

Also in 2007, the Cofeco initiated four examinations with respect to Telmex’s market power in the following segments: the switched call market, transit services market, the call origination market and the wholesale market for dedicated link leasing. Cofeco issued final resolutions that Telmex and Telnor have substantial market power in all four of the markets investigated. In response, Telmex and Telnor have filed petitions for relief in all four cases. In the two cases relating to the switched call market and transit services market, the petitions for relief are still pending. However, the courts have rejected Telnor’s petitions in the remaining two cases surrounding the call origination market and the wholesale market for dedicated link leasing. Based on these final resolutions, the regulatory authorities could impose specific price requirements or other special regulations such as additional requirements regarding disclosure of information or quality of service on us. In addition, in October 2011, the SCT and Cofetel submitted for review before Cofemer, a preliminary recommendation which suggested specific requirements regarding prices, quality of services, and information for the wholesale market for dedicated link leasing. In March 2012, Cofemer issued a final judgment that incorporated that preliminary recommendation, and in April 2012 Cofetel published Cofemer’s final judgment in the Official Gazette. We believe that if Cofemer’s final judgment is deemed to apply to Telnor, it would have an adverse impact on our revenues and results of operations. We will therefore consider all appropriate legal challenges to the judgment’s applicability to Telnor.

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

In October 2006, the Communications Ministry adopted regulations that permit paid television and audio concessionaires to provide fixed-line local telephone services and local telephone service providers like us to provide paid television and audio services. These regulations facilitate the convergence of voice, data and video services into one integrated product that could be delivered over a broadband network. The regulations allow concessionaires to provide these new services, subject to certain regulatory steps to be taken by Cofetel. As of December 31, 2011, 33 cable television providers, through more than 360 concessions, provide or have been authorized to provide local fixed-line voice-transmission and one fixed-line local service provider offers paid television services. In the case of Telmex, additional conditions have been imposed, including the implementation of network interoperability, telephone number portability and verification of compliance with existing concession obligations, as well as the adoption of an interconnection framework. Telephone number portability was initiated in July 2008, allowing customers to change their telephone provider and keep their telephone number. We think that we have met all the requirements necessary to be able to provide pay television services; however, to date we have been unable to obtain authorization.

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

Prices

The General Communications Law, the Federal Telecommunications Law and the Telecommunications Regulations provide that the basis for setting the prices charged by a telecommunications concessionaire is set forth in its concession.

Under the Concession, our prices in any period for basic telephone services, including installation, monthly rent, measured local service and long-distance service, are subject to a ceiling on the price of a “basket” of such services weighted to reflect the volume of each service provided by us during the preceding period. There is also a price floor based among other things, on a study of the average long-run incremental cost. Within this aggregate price range, we are free to determine the structure of our own prices. We must get permission from Cofetel in order to change our prices.

The price cap varies directly with the Mexican National Consumer Price Index, allowing us to raise nominal prices to keep pace with inflation (minus a productivity factor set for the telecommunications industry), subject to consultation with the Communications Ministry. We have not raised our nominal prices since March 2001 for local service and since March 1999 for long-distance service. Under the Concession, the price cap is also adjusted periodically to pass on the benefits of our increased productivity to our customers. The Communications Ministry sets a new periodic adjustment for every four-year period to permit us to maintain an internal price of return equal to our weighted average cost of capital. The Communications Ministry fixed the adjustment per quarter in nominal terms at 0.74% for 2003-2006 and 0.84% for 2007-2010. For services extending beyond basic telephone service, the Federal Telecommunications Law and the Concession permit us, subject to registration with Cofetel, to set our prices free of price regulation. These services include data transmission, directory services and services based on digital technology, such as caller ID, call waiting, speed dialing, automatic redialing, voice mail, as well as three-way conference and call transfer.

In June 2010, pursuant to the terms of the Concession, we provided Cofetel with a study and proposal of prices for basic telephone services that would apply for the next four-year period. Cofetel decided that our proposal would be submitted for review to a panel of three experts. One expert was selected by Cofetel, another was selected by Telmex, and in January 2012, the third expert was selected by mutual agreement.

Interconnection

We are required under the Federal Telecommunications Law to permit any operator to connect to our network in a manner that enables customers to make and receive calls from any operator. Cofetel rules governing the interconnection rights and obligations of local service concessionaires require local service concessionaires to provide interconnection on a nondiscriminatory basis to any other concessionaire. The Concession provides that other terms of interconnection, including fees, are to be negotiated between us and each other long-distance carrier, and that, in the event the parties are unable to agree, the Communications Ministry imposes the terms. As of December 31, 2011, we have entered into interconnection agreements with all operators that have requested interconnection services.

In Mexico, under the “calling party pays” service, our fixed-line customers pay us an interconnection charge when they call a cellular telephone. In February 2009, Cofetel published the Fundamental Technical Plan, which requires operators with the greatest number of access points to provide other operators with access to our network on an “unbundled” basis that disaggregates the prices for different service elements. This plan could have a negative impact on us and on the telecommunications sector in general, because it establishes additional obligations to concessionaries. In particular, we believe this may result in pricing network access at prices below the recovery cost for our infrastructure investments. In October 2009, Cofetel issued two resolutions determining that we and Telnor are operators with the largest number of access points in our respective concession coverage areas. We filed petitions for constitutional relief against the Fundamental Technical Plan and these other resolutions and those petitions are still pending. In July 2011, Telnor obtained a favorable resolution against the Fundamental Technical Plan.

In June 2011, Cofetel notified Telmex and Telnor of some resolutions mandating reductions to the interconnection prices that Telmex and Telnor charge other telecommunications providers. Specifically, Cofetel’s resolutions reduced interconnection fees by 65% and redefined the legal nature of transport of long distance service (resale) that the Company provides other competitors establishing a fee of P.4.53 cents per minute, a reduction of 94% from the previous price of P.75 cents per minute. Telmex and Telnor have filed petitions to challenge these resolutions. The outcome of these appeals is still pending.

CAPITAL EXPENDITURES

The following table sets forth, our capital expenditures, before retirements, for each year in the two-year period ended December 31, 2011. Like other financial information in this annual report, the amounts shown below for capital expenditures reflect only our continuing operations and include only the investments corresponding to each year.

	Year ended December 31,
	2011	2010
	(in millions of pesos)
Data, connectivity and transmission network	P.11,117	P.5,955
Internal plant	939	475
Outside plant	944	918
Information Technologies	384	309
Other	1,760	2,931

Total capital expenditures	P.15,144	P.10,588

In 2011, our total capital expenditures increased by 43.0%. Our consolidated capital expenditures totaled P.15.1 billion (U.S.$ 1,165.2 million) in 2011. The investments in our data, connectivity and transmission networks (P.11.1 billion or U.S.$ 855.4 million in 2011) as a percentage of our consolidated capital expenditures was 73.4% in 2011 compared to 56.2% in 2010.

We have budgeted capital expenditures in an amount equivalent to approximately P.13.5 billion (U.S.$ 1,070.0 million) for the year 2012, of which 68.7% (P.9.3 billion or U.S.$ 735.1 million) are budgeted for investments in our data, connectivity and transmission network. Budgeted capital expenditures exclude any other investments we may make to acquire other companies. For subsequent years, our capital expenditures will depend on economic and market conditions. If we receive authorization to provide triple-play services, we will evaluate whether to increase our capital expenditures to invest in related equipment. Our budgeted capital expenditures are financed through operating cash flows and limited borrowing.

OTHER MATTERS

Investments

We occasionally make investments and enter into joint ventures in telecommunications-related businesses within and outside Mexico.

Plant, Property and Equipment

We have transmission facilities, exchanges, outside plant and commercial and administrative offices throughout Mexico. We own most of the locations of our exchanges and offices and lease other locations. We carry casualty insurance against loss or damage to buildings, equipment contained in buildings and outside plant, including our fiber-optic network.

We have purchased equipment from a variety of suppliers, and there are sufficient alternative sources of equipment so that interruption of any source would be unlikely to cause a significant disruption to our operations or our investment plan.

The Telmex Foundation

In 1996, Telmex Foundation (Fundación Telmex, A.C.) was created, as a not-for-profit entity active in the areas of education, health, nutrition, justice, culture, sports and natural disaster relief. We do not consolidate the Telmex Foundation’s results into our financial statements.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

The following discussion should be read in conjunction with our consolidated financial statements and notes thereto included in this annual report. Our consolidated financial statements have been prepared in accordance with IFRS.

Overview

Our total revenues have fallen in recent years, as declining revenues from local, interconnection and long-distance services have been only partly offset by increasing revenues from the data and other services. We have not raised our prices on an inflation-adjusted basis since 2001 because of our desire to pass our efficiency gains to our customers and due to the competitive nature of the market. We have given discounts for our services, particularly long-distance and Internet service. Revenues have also declined partly because of the preferential prices of voice services which are included in our infinitum ADSL service packages.

Market conditions and changing technologies have had an important impact on our financial performance. We expect continued pressure on prices for basic telephone services. In local service, rapid growth in cellular telecommunications has made cellular phone operators important competitors for local networks. In addition, local and long-distance services face competition from other means of communication such as cable providers, private circuits and the Internet, including VoIP. In contrast, our data business is growing. The number of our broadband Internet access subscribers (infinitum ADSL) grew by 8.1% in 2011, and we expect that it will continue to grow and may affect the usage of other services.

Our mix of revenues has been changing. Revenues from voice services represented 61.2% of our total revenues in 2011 compared to 65.1% in 2010, while revenues from data services represented 32.5% of our total revenues in

2011 compared to 29.0% in 2010. These changes and trends have also affected our profit margins. In 2011, total revenues decreased by 1.3% and our operating profit decreased by 5.3%. Our operating margin decreased to 23.7% in 2011 from 24.7% in 2010 because of the changing mix and trends of our businesses.

We expect that our revenues attributable to voice services will continue to decline as a result of continued pressure on prices, the reduction in calling party pays prices and continued migration of customers to cellular and alternative products. We expect that our revenues from data services will continue to increase as a percentage of our total revenues as demand for integrated telecommunications solutions among corporate customers rises and Internet penetration rates among residential and commercial customers increases. We expect that the decline in revenues from voice services will be partly offset by an increase in data services revenues.

•

Our future results may be affected by general economic and financial conditions in Mexico and the United States, including the level of economic growth, exchange rate and interest rate fluctuations and inflation. Our performance may also be affected by acquisitions and other investments we may make. Exchange rate variations on our U.S. dollar-denominated indebtedness contribute to the volatility of our financing cost, which we manage through the use of derivative instruments. Exchange loss, net, was P.205 million in 2011 and in 2010 exchange gain, net, was P.394 million.

•

We may be affected by actions taken by regulatory authorities and legal proceedings in connection with regulatory matters. See Item 4. Information on the Company—Regulation and Item 8. Legal Proceedings.

Transition to IFRS

Beginning in 2012, Mexican issuers with securities listed on the Mexican Stock Exchange are required to prepare financial statements in accordance with IFRS. Issuers were allowed to voluntarily report using IFRS before the change in the reporting standards became mandatory. We began preparing our consolidated financial statements in accordance with IFRS for the year ending December 31, 2011, with an IFRS adoption date of December 31, 2011 and a transition date to IFRS of January 1, 2010. Note 2 to our audited consolidated financial statements contains an analysis of the valuation, presentation and disclosure effects of adopting IFRS and a reconciliation between Mexican FRS and IFRS for our statement of financial position as of January 1, 2010 and December 31, 2010 and our statement of income for the year ended December 31, 2010.

Presentation in IFRS

The transition to IFRS has been carried out pursuant to IFRS 1 “First time adoption of International Financial Reporting Standards”. This standard provides mandatory exceptions which prohibit retrospective application of IFRS in some areas, particularly where retrospective application would require judgments by management about past conditions after the outcome of a particular transaction is already known.

In connection with our adoption of IFRS, we applied certain mandatory exceptions from IFRS that are required in connection with the initial adoption of IFRS. The mandatory exceptions we applied are those relating to (1) the determination of estimates at the date of transition to IFRS; (2) derecognition of financial assets and liabilities; (3) hedge accounting; (4) non-controlling interest; and (5) classification and measurements of financial assets.

IFRS 1 also establishes optional exemptions in specific areas where the costs of complying with IFRS may exceed the benefits to be gained by users of the financial statements. Below we describe the optional exemptions on which we relied, together with a discussion of the impact that the treatment specified by IFRS would have had absent our election to rely on the relevant exemption. See Note 2 to our audited consolidated financial statements.

•

Deemed Cost. We used the revalued cost of property, plant and equipment under Mexican FRS at December 31, 2009 as deemed cost at the date of transition to IFRS. If we had adopted the historical cost methodology under IFRS, the cost of our property, plant and equipment would have been recognized based on their historical cost and we would have reversed inflation adjustments. If we had adopted the fair value methodology under IFRS, the cost of our property, plant and equipment would have been determined based on an appraisal as of the date of transition to IFRS and following periods.

•

Employee Benefits. We decided to apply retrospectively the “corridor-approach” under International Accounting Standard (“IAS”) 19, “Employee benefits”. Therefore, the recognition of the actuarial losses and gains has been deferred. If we had applied the exemption provided by IFRS 1, all cumulative unrecognized actuarial gains and losses would have been recognized at the date of transition to IFRS with the effect posted directly against equity. Also, since IFRS do not provide specific guidelines for recognizing deferred employee profit sharing and termination benefits of the employment relationship for other reasons than a restructuring, our liabilities for deferred employee profit sharing and for termination benefits were not recognized at the date of transition to IFRS.

•

Cumulative Translation Differences. A first-time adopter need not comply with the requirements of IAS 21, “The effects of changes in foreign exchange rates,” for cumulative translation differences that existed at the date of transition to IFRS. Therefore, the cumulative translation effect from foreign entities determined in conformity with Mexican FRS was deemed to be zero at the date of transition to IFRS. If we had not applied this exemption, we would have had to apply IAS 21 retrospectively to the financial statements of our foreign operations in IFRS from their date of inception or later acquisition onwards, and then determine the cumulative translation differences arising in relation to each of these foreign operations.

IFRS 1 provides no exemptions or exceptions relating to the accounting for income taxes. As a result, a first-time adopter should apply IAS 12, “Income taxes,” as if it had always been the governing standard. In this regard, a first-time adopter should recalculate its deferred taxes based on the difference between the carrying amount of the assets and liabilities in the first-time adopter’s opening IFRS statement of financial position and their respective tax basis. As a result of the exceptions and exemptions applied, as well as the differences previously described, there were modifications in the accounting values of certain assets and liabilities. As a consequence, deferred taxes were recalculated in accordance with IAS 12 at the IFRS transition date.

Changes in IFRS

Note 3 to our audited consolidated financial statements discusses new accounting pronouncements under IFRS that have been published in 2011. These accounting pronouncements were not effective as of December 31, 2011 and have not been reflected in the presentation of our financial statements included in this annual report. Among other modifications to existing IFRS is the recognition of the changes in the defined benefit obligation and plan assets for employee benefits when they occur, eliminating the corridor approach. The Company expects the amended guidance, upon adoption, to result in the recognition of unamortized actuarial losses, described in Note 12 to our audited consolidated financial statements, under “Accumulated other comprehensive income items” in equity. We are still evaluating the impact that these pronouncements may have on our consolidated financial statements.

Summary of Operating Profit and Net Profit

The table below summarizes our consolidated income statement for the recent two years.

	Years ended December 31,
	2011		2010
	(in millions of pesos)	(percentage of operating revenues)	(in millions of pesos)	(percentage of operating revenues)
Operating revenues:
Local service	P.38,532	34.4%	P.41,007	36.1%
Domestic long-distance service	11,845	10.6	12,265	10.8
International long-distance service	5,990	5.3	5,646	5.0
Interconnection service	12,160	10.9	15,023	13.2
Data services	36,472	32.5	32,878	29.0

Other	7,067	6.3	6,743	5.9

	112,066	100.0	113,562	100.0

Operating costs and expenses:
Cost of sales and services	38,113	34.0	34,579	30.5
Commercial, administrative and general expenses	22,381	20.0	22,297	19.6
Interconnection	6,549	5.8	10,561	9.3
Depreciation and amortization	16,936	15.1	17,500	15.4
Other expenses, net	1,505	1.4	566	0.5

	85,484	76.3	85,503	75.3

Operating profit	26,582	23.7%	28,059	24.7%

Financing cost:
Interest income	(386)		(584)
Interest expense	4,942		5,732
Exchange loss (gain), net	205		(394)

	4,761		4,754
Equity interest in net profit of associated companies	115		196

Profit before income tax	21,936		23,501
Income tax	7,333		8,325

Net profit	P.14,603		P.15,176

Distribution of net profit:
Controlling interest	P.14,582		P.15,189
Non-controlling interest	21		(13)

	P.14,603		P.15,176

Earnings per share attributable to equity holders of the parent	P.0.808		P.0.835

Revenues

Total revenues in 2011 were P.112,066 million, a decrease of 1.3% compared to 2010, primarily due to a decline in revenues from local, interconnection and long-distance services, partly offset by the increase in revenues generated from data services and other revenues. The percentage of our revenues attributable to voice services (including local, long-distance and interconnection services) declined from 65.1% in 2010 to 61.2% in 2011, while revenues from data services grew to 32.5% of our revenues in 2011 compared to 29.0% in 2010.

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

Revenues from local service decreased by 6.0% in 2011. The decrease was principally due to reductions in local traffic, lower average revenue per local billed call and the reduction in billed lines due to competition from both wireless and other fixed-line service providers and changes in the consumption profile of our customers.

Domestic Long-distance Revenues

Operating revenues from domestic long-distance service consist of (a) amounts earned from traffic of our customers and (b) amounts earned from other telecommunications operators for terminating their domestic long-distance calls. The amount of operating revenues from domestic long-distance service depends on prices and traffic volume.

Domestic long-distance revenues decreased by 3.4% in 2011. The decrease was due to a reduction in traffic from our customers and lower termination traffic from other carriers, partly offset by an increase in average revenue per minute.

International Long-distance Revenues

Operating revenues from international long-distance service consist of (a) amounts earned from our customers and (b) amounts earned from foreign telecommunications carriers for terminating international calls. The amount of operating revenues from international long-distance service depends on the volume of traffic, the prices to our customers, the prices charged by each party under agreements with foreign carriers, principally in the United States, and the effects of competition. We report international long-distance revenues gross of the settlement amounts payable to foreign carriers, which are recorded in cost of sales and services. In 2011, settlement payments from foreign carriers represented 2.6% of our consolidated revenues and 48.0% of our international long-distance revenues. Settlement payments under service agreements with foreign carriers are generally denominated in U.S. dollars.

International long-distance revenues increased by 6.1% in 2011. The increase was primarily the result of an increase in incoming international long distance traffic revenues of 18.2% year over year. This increase was driven by a 28.1% increase in incoming traffic year over year, which was partly offset by a decrease in interconnection prices received from U.S. carriers. There was a decrease in average revenue per minute of outgoing traffic which resulted from the inclusion of international long distance minutes in some telecommunications services packages with infinitum ADSL services and an increase of 13.9% in outgoing traffic.

Revenues from Interconnection Services

Revenues from interconnection service are comprised of fees for connection with our network of fixed-to-cellular, cellular-to-fixed and long-distance calls. Calls from fixed to cellular telephones are subject to the “calling party pays” service, which covers long-distance calls as well as local calls. In the case of local and domestic long-distance services, under “calling party pays” services, our fixed-line customers pay us an interconnection charge when they call a cellular telephone. We recognize the amount paid to us under interconnection revenue, and we recognize the amount we pay to the cellular carriers as interconnection cost.

Revenues from interconnection services decreased by 19.1% in 2011. The decrease was primarily due to decreases in “calling party pays” prices of 10.6% and a decline in “calling party pays” traffic due to increased market penetration by cellular phone operators. In 2011, revenues from fixed-to-cellular calls accounted for 86.5% of interconnection revenues (85.0% in 2010) and revenues from local and long-distance operators represented 7.3% of interconnection revenue (9.9% in 2010). The balance of interconnection revenues represented payments from cellular phone carriers for cellular-to-fixed calls.

Revenues from Data Services

Revenues from data services consist of revenues from Internet access for broadband and dial-up services and corporate networks. Revenues from Internet access service include service fees for broadband and dial-up Internet access. Revenues from corporate networks mainly consist of revenues from installing and leasing dedicated private lines, revenues from virtual private network (VPN) services and revenues from the sale of value-added and IT services to these customers.

Revenues from data services increased by 10.9% in 2011. The increase was primarily due to an 8.1% increase in infinitum ADSL Internet access accounts which brought the number of subscriptions to 8.0 million. Revenue from data services also increased due to higher revenues of value-added services for the corporate market.

Other Revenues

The main components of other revenues are sales of computers, telephones and accessories at Telmex stores and billing and collection services offered to third parties. Other revenues increased by 4.8% in 2011. The increase was mainly due to increased sales of computers at Telmex stores and higher revenues from our billing and collection services.

Operating Costs and Expenses

Cost of Sales and Services

Cost of sales and services increased by 10.2% in 2011. The increase was primarily due to higher costs related to projects for corporate customers, higher maintenance and operating expenses for our telecommunications services, higher termination costs for calls to other countries and the cost of goods sold attributable to increased sales of computers and telecommunications equipment at Telmex stores.

Commercial, Administrative and General Expenses

Commercial, administrative and general expenses increased by 0.4% in 2011. The increase was primarily due to higher labor costs and maintenance expenses, partially offset by lower charges for doubtful accounts receivable.

Interconnection Costs

Interconnection costs include payments to cellular phone carriers for “calling party pays” services. Interconnection costs decreased by 38.0% in 2011. The decrease was due to both a decline in the price paid to cellular phone operators for calls under “calling party pays” services and a decline in fixed-to-cellular traffic.

Depreciation and Amortization

Depreciation and amortization decreased by 3.2% in 2011. The decrease was due to lower additions to property, plant and equipment in recent years in comparison to prior years.

Other Expenses, Net

Other expenses, net, amounted to P.1,505 million in 2011 and P.566 million in 2010. Other expenses, net, mainly consist of the net amount we are required to recognize under our employee profit sharing obligations expense. Telmex, like other Mexican companies, is required by law to pay its employees, in addition to their agreed compensation and benefits, profit sharing in an aggregate amount equal to 10% of our taxable income (calculated without reference to inflation adjustments).

Operating Profit

In 2011, operating profit decreased by 5.3%, reflecting the 1.3% decrease in revenues. Operating margin decreased to 23.7% in 2011 from 24.7% in 2010.

Financing Cost

Part of our indebtedness (44.8% at December 31, 2011) is denominated in U.S. dollars, and we engage in derivative transactions to manage our exposure to exchange rate variation.

In 2011, net financing cost was P.4,761 million compared with P.4,754 million in 2010. The changes in each component were as follows:

•	Interest income decreased by 33.9% in 2011. The decrease was due to a lower level of average interest-bearing assets.

•

Interest expense decreased by 13.8% in 2011. The decrease was primarily due to a lower average level of debt and lower net fair value losses on interest-rate swaps (P.959 million in 2011, and P.1,688 million in 2010).

•

We recorded net exchange loss of P.205 million in 2011. The net exchange loss was due to depreciation of the peso against the U.S. dollar by approximately 13.1%, based on the period-end exchange rates, partly offset by net fair value gain on currency hedging instruments.

Income Tax

The statutory rate of the Mexican corporate income tax was 30% in 2011 and 2010. Under the Mexican Tax Reform Law approved in December 2009, the corporate income tax rate was increased from 28% to 30% for 2010 through 2012, and will be scaled back to 29% in 2013 and 28% in 2014 and future years.

Our effective rate of corporate income tax as a percentage of pre-tax profit was 33.4% in 2011 and 35.4% in 2010. Although after 2007 we no longer recognize the effects of inflation in our financial statements, we do continue to recognize the impact of inflation for tax reporting purposes. This causes our taxable income to be affected by taxable monetary gain on our net monetary liabilities and by higher depreciation due to the application of inflation indexation on our assets. Our effective tax rate in 2011 was lower than in 2010 mainly due to a lower inflation rate of 3.8%.

The Flat-Rate Business Tax (FRBT or Impuesto Empresarial a Tasa Única) is computed by applying the applicable rate to income determined on the basis of cash flows, which is determined by deducting authorized deductions from all income collected from those activities that are subject to the tax. Certain FRBT credits also may be deducted from the FRBT payable. The applicable FRBT rate is currently 17.5%.

FRBT is payable only to the extent it exceeds income tax for the same period. To determine FRBT payable, income tax paid in a given period is first subtracted from the FRBT of the same period. For the years ended December 31, 2011 and 2010, no FRBT was due.

Net Profit

Net profit decreased by 3.8% in 2011. The decrease was due primarily to a decline in revenues from voice services.

Liquidity and Capital Resources

Our main capital requirements are capital expenditures, dividend payments, share repurchases and the repayment of debt. We have generally met our capital requirements primarily from operating cash flows and some limited borrowing. Cash flows provided by operating activities were P.27,162 million in 2011 and P.39,567 million in 2010.

We had a working capital surplus of P.446 million at December 31, 2011 and of P.4,086 million at December 31, 2010. We believe that our working capital is sufficient to cover our current requirements.

Our capital expenditures were P.15,144 million in 2011 and P.10,588 million in 2010. In 2011, we used 73.4% of our capital expenditures for projects in data, connectivity and transmission networks, and the balance for operational support projects. If we receive authorization to provide triple-play services, we will evaluate whether to increase our capital expenditures to invest in related equipment.

The amount we spent on share repurchases was P.1,359 million in 2011 and P.340 million in 2010. The amount spent on share repurchases is determined from time to time by the Board of Directors taking into account factors including the price of our shares and our capital resources. See Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Dividends paid totaled P.9,509 million in 2011 and P.8,737 million in 2010.

In the table below we set forth certain contractual obligations as of December 31, 2011, consisting of debt and purchase obligations, and the period in which the contractual obligations come due. The amount of our long-term debt reported in the table excludes interest and fee payments, which are primarily variable amounts, and does not reflect derivative financial instruments, which provide for payment flows that vary depending on exchange rates and interest rates. Purchase obligations include capital commitments primarily for equipment supply and maintenance contracts. The table below does not include pension liabilities, deferred taxes or current accounts payable.

	Payments Due by Period (as of December 31, 2011)
	Total	2012	2013-2014	2015-2016	2017 and beyond
	(in millions of pesos)
Contractual obligations:
Total debt(1)	P.71,793	P.12,676	P.20,853	P.25,717	P.12,547
Purchase obligations	10,143	8,836	1,307	—	—

Total	P.81,936	P.21,512	P.22,160	P.25,717	P.12,547

(1)	Excludes interest payments, fees and the effect of derivative financial instruments.

At December 31, 2011, we had total indebtedness of P.71,793 million (approximately U.S.$ 5,136 million) compared to total indebtedness of P.74,521 million (approximately U.S.$ 6,031 million) at December 31, 2010. In 2011, we incurred additional peso-denominated debt and reduced our debt by repaying P.26,138 million.

The primary repayments in 2011 consisted of the partial repayment of domestic senior notes in an amount of P.4,000 million (U.S. $344 million) in July, and the partial repayment of a loan to América Móvil in an amount of P.6,722 million (U.S.$500 million) in October.

Of our total debt at year-end 2011, P.12,676 million (U.S.$907 million) is scheduled to come due in 2012. This includes domestic senior notes for P.4,500 million (U.S.$322 million) that mature in April, and two syndicated loans in the amount of U.S.$235 million and U.S.$250 million that were prepaid in March 2012, five and three months earlier than their stated maturity date in August and June 2012, respectively. In 2012, we expect to refinance part of our maturing debt with new borrowings, depending on market conditions in the capital markets.

The major categories of indebtedness are as follows:

•

Foreign currency-denominated bank loans. At December 31, 2011, we had two syndicated loan facilities, loans with support from export credit agencies and other loans. Most of our bank facilities bear interest at specified spreads over the London Interbank Offered Rate (LIBOR). The weighted average interest rate at December 31, 2011 was approximately 0.9%. We had U.S.$1,628 million (P.22,760 million) in bank loans outstanding at December 31, 2011. Of the U.S.$3,000 million credit facility we obtained in August 2006, we had a tranche of U.S.$700 million that remained outstanding, a portion of which in the amount of U.S.$235 million was prepaid in March 2012, for which the original maturity was scheduled in August 2012. In June 2006, we obtained a U.S.$500 million syndicated loan facility divided into two equal tranches, of which one tranche of U.S.$250 million that remained outstanding was prepaid in March 2012, for which the original maturity was scheduled in June 2012.

•

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

•

Senior notes issued outside Mexico. We had U.S.$932 million (P.13,031 million) and P.4,500 million aggregate principal amounts of senior notes outstanding at December 31, 2011. We have three outstanding series of senior notes issued outside of Mexico:

Maturity	Issuance	Interest	Outstanding Amount at December 31, 2011 (millions)
January 2015	January/February 2005	5.50%	U.S.$ 555
January 2016	January 2006	8.75%	P.4,500
November 2019	November 2009	5.50%	U.S.$ 377

•

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

•

Peso-denominated senior notes issued in Mexico. We have issued peso-denominated senior notes (certificados bursátiles) from time to time in the Mexican market. Some of these notes bear interest at fixed rates and some bear interest at specified spreads based on the Mexican interbank equilibrium interest rate (Tasa de Interés Interbancaria de Equilibrio). At December 31, 2011, we had P.21,400 million of such notes outstanding, maturing from 2012 to 2037, and the weighted average interest rate was 6.4%.

We also have smaller amounts of other categories of outstanding indebtedness, including peso-denominated loans from Mexican banks and supplier credits for equipment financing. We rely primarily on borrowings in the Mexican and international capital markets and from Mexican and international banks, although if market conditions change, we may seek funding from other sources. A number of our financing instruments are subject to either acceleration or repurchase at the holder’s option if there is a change of control, as defined in the respective instruments. The definitions of change of control vary, but none of them is met so long as Carso Global Telecom, any of its affiliates or one or more of the members of the family of Carlos Slim Helú who were beneficial owners of the shares of Carso Global Telecom at the date of the original instrument continue to control a majority of our voting stock.

At December 31, 2011, 44.8% of our total consolidated indebtedness was denominated in U.S. dollars, 49.9% was denominated in Mexican pesos and the remainder was denominated in other currencies. Our currency hedging practices are described below.

At December 31, 2011, 65.7% of our debt obligations bore interest at floating rates. The weighted average cost of all borrowed funds at December 31, 2011 (including interest and reimbursement of certain lenders for Mexican taxes withheld, but excluding fees and the effect of interest-rate swaps) was approximately 4.5% (compared to approximately 4.3% at December 31, 2010). The inclusion of fees and the effect of interest-rate swaps in the calculation of weighted average cost of all borrowed funds at December 31, 2011 would increase such cost by 1.4% to approximately 5.9% (compared to approximately 6.6% at December 31, 2010). Such cost does not include the effect of exchange rate variations. We have not pledged any assets as security for our debt.

We provide more information about the restrictions related to our debt in Note 9 to our audited consolidated financial statements.

Derivatives and Hedging

A substantial part of our indebtedness is denominated in U.S. dollars (44.8% as of December 31, 2011), and we have relatively limited assets and revenues denominated in U.S. dollars. As of December 31, 2011, our U.S. dollar-denominated indebtedness amounted to P.32,187 million. In addition, a substantial part of our indebtedness bears interest at variable rates (65.7% as of December 31, 2011). As a result, we are exposed to risks from changing currency exchange rates and interest rates.

To offset these risks, we enter into derivative financial instruments with large financial institutions to minimize the impact of fluctuations in exchange rates and variable interest rates on our indebtedness. We have not entered into derivative financial instruments for any other purposes, although we may do so in the future. The types of derivative financial instruments we have typically entered into in recent periods include cross-currency swaps (in which we generally pay peso amounts based on peso interest rates and receive U.S. dollar amounts based on dollar interest rates), interest-rate swaps (in which we generally pay amounts based on fixed interest rates and receive amounts based on variable interest rates) and forward exchange contracts (in which we generally agree to use pesos to purchase U.S. dollars at a future date).

Our use of derivatives varies from time to time, depending on our judgment about our level of exposure to exchange rate and interest rate risk, and the costs of derivative financial instruments. The aggregate notional amount of our interest-rate swaps may be greater or less than the principal amount of our debt, and we may discontinue hedging at any time. We review and change our derivatives positions regularly, and our derivatives policies change from time to time. Under IFRS, we account for the derivative financial instruments on a fair value basis. See Note 9 to our audited consolidated financial statements.

We have engaged in derivatives transactions to reduce our exposure to changes in exchange rates. As of December 31, 2011, our cross-currency swaps covered foreign currency liabilities of U.S.$2,101 million, although the amount of our derivatives position varies from time to time.

We have also engaged in derivatives transactions to reduce our exposure to changes in interest rates. Specifically, we have entered into interest-rate swaps in which we pay interest at a fixed rate and receive interest at a variable rate, on a notional amount in Mexican pesos or U.S. dollars. From time to time, we have also entered into interest-rate swaps in which we pay variable rates and receive fixed rates, as part of the management of our overall position. The general effect of these swaps is to replace an obligation to pay variable-rate interest on our debt with an obligation to pay fixed-rate interest. As of December 31, 2011, the aggregate notional amount of our peso-denominated variable rate to fixed rate interest-rate swaps was P.12,840 million.

The net fair value of our derivative financial instruments was an asset of P.4,618 as of December 31, 2011.

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

Estimated Useful Lives of Plant, Property and Equipment

We estimate the useful lives of particular classes of plant, property and equipment in order to determine the amount of depreciation expense to be recorded in each period. Depreciation expense is a significant element of our costs, amounting in 2011 to P.16,818 million, or 19.7% of our operating costs and expenses, under IFRS. See Notes 6 to our audited consolidated financial statements.

The estimates are based on historical experience with similar assets, anticipated technological changes and other factors, taking into account the practices of other telecommunications companies. We review estimated useful lives periodically to determine whether they should be changed, and at times we have changed them for particular classes of assets. We may shorten the estimated useful life of an asset class in response to technological changes, changes in the market or other developments. This results in increased depreciation expense, and in some cases it can result in our recognition of an impairment charge to reflect a write-down in value. The same kind of developments can also lead us to lengthen the useful life of an asset class, resulting in reduced depreciation expense.

Employee Pensions and Seniority Premiums

We recognize liabilities on our statement of financial position and expenses in our statement of income to reflect our obligations to pay employees under defined benefit retirement and seniority premium plans. The amounts we recognize are determined on an actuarial basis that involves many estimates and accounts for post-retirement and termination benefits in accordance with IFRS. In 2011, we recognized net period cost relating to these obligations of P.5,435 million (P.5,364 million in 2010) under IFRS.

We use estimates in four specific areas that have a significant effect on these amounts: (a) the discount rates that we use to calculate the present value of our future obligations, (b) the rate of increase in salaries that we assume we could observe in future years, (c) the rate of return we assume our pension fund will achieve on its investments and (d) the expected rate of inflation. Certain assumptions are identified in Note 12 to our audited consolidated financial statements. These estimates are based on our historical experience, on current conditions in the financial markets and on our judgments about the future development of our salary costs and the financial markets. We review the estimates each year, and if we change them, our reported expense for pension costs may increase or decrease.

Our liability for future pensions and seniority premiums is also affected by our estimate of the number of retired employees, and our pension fund is affected by the estimated rate of return on investments. Actual results may vary from these estimates. In 2011, P.22,014 million was due to (i) a decrease of P.16,989 million in value of plan assets invested in equity securities and to variations in reference rates that resulted in a decrease in the value of plan assets invested in fixed-income instruments, and (ii) an actuarial loss of P.5,025 million attributable mainly to a higher than estimated number of employees retiring and higher than estimated salaries and pension benefits of retired employees. See Note 12 to our audited consolidated financial statements.

As of December 31, 2011, 49.6% of fund assets consisted of peso-denominated fixed-income securities and 50.4% consisted of variable-income securities. The fund has experienced volatile returns on its investments in equity securities, which resulted in net losses on plan assets in prior years.

Allowance for Doubtful Accounts Receivable

We maintain an allowance for doubtful accounts receivable based on our estimates of losses we may experience because our customers or other telecommunications carriers do not pay the amounts they owe us. At December 31, 2011, the balance of the allowance was P.5,508 million. For our customers, we perform a statistical analysis based on our past experience, current delinquencies and economic trends. For carriers, we make individual estimates that may reflect our evaluation of pending disputes over amounts owed. Our allowance mainly consists of accounts that are over 90 days delinquent. Our allowance could prove insufficient if our statistical analysis of our customer receivables is inadequate, or if one or more carriers refuse or are unable to pay us. See Note 5 to our audited consolidated financial statements.

Impairment of Long-Lived Assets, Intangibles and Goodwill

We have large amounts of long-lived assets on our balance sheet. Under IFRS we are required to test long-lived assets for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable for plant, property and equipment, licenses and trademarks. Impairment testing for goodwill is required to be performed on an annual basis. At December 31, 2011, these assets include plant, property and equipment (P.98,449 million, net of accumulated depreciation), licenses (P.620 million, net of accumulated amortization), trademarks (P.428 million net of accumulated amortization) and goodwill (P.103 million). To estimate the fair value of long-lived assets, we typically make various assumptions about the future prospects for the business to which the asset relates, consider market factors specific to that business and estimate future cash flows to be generated by that business. Based on these assumptions and estimates, as well as guidance provided by IFRS relating to the impairment of long-lived assets, we determine whether we need to take an impairment charge to reduce the net carrying value of the asset stated on our balance sheet to reflect its estimated fair value. Assumptions and estimates about future values and remaining useful lives are complex and often subjective. They can be affected by a variety of factors, including external factors such as industry and economic trends, and internal factors such as changes in our business strategy and our internal forecasts. During 2011 and 2010, we did not recognize any impairment of plant, property and equipment, licenses, trademarks or goodwill as there were no indicators of impairment in these long-lived assets.

Fair Value of Derivative Financial Instruments

Under IFRS, we are required to recognize all derivatives as either assets or liabilities on our balance sheet and measure those instruments at fair value. IFRS for derivative transactions allows us to use the fair values as determined by the financial institutions with whom we enter into these transactions, which we use as the basis for recognition of the derivative financial instruments in our financial statements. The fair value of derivative financial instruments is based on estimated settlement costs or quoted market prices supported by confirmations of these values received from the counterparties to these financial instruments and by determinations of independent third parties applying technical models based on statistical and market data. Changes in the fair value of derivative financial instruments are recorded each year in net profit or as a component of accumulated other comprehensive income, based on the type of hedging instrument and the effectiveness of the hedge and whether or not the derivative has been designated, and qualifies, as an accounting hedge. The determination of the fair value of our derivative financial instruments considers the credit risk of the counterparty. See Note 3 to our audited consolidated financial statements.

Item 6.	Directors, Senior Management and Employees

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

Our bylaws provide that the members of the Board of Directors are appointed for terms of one year and may be reelected. The names and positions of the current 20 members of our Board of Directors elected at the annual ordinary general meeting of our shareholders held on April 25, 2012, their dates of birth and information on their principal business activities outside Telmex are as follows:

Carlos Slim Domit	Born:	1967
Chairman; chairman of	First elected:	1995
the executive committee	Term expires:	2013
	Principal occupation and other directorships:	Chairman of the board of directors of Teléfonos de México, S.A.B. de C.V.; Co-Chairman of the board of América Móvil, S.A.B. de C.V.; Chairman of the board of directors of Grupo Carso, S.A.B. de C.V., Grupo Sanborns, S.A. de C.V. and U.S. Commercial Corp., S.A. de C.V.; Chairman of the board of directors of Carso Global Telecom, S.A. de C.V.
	Business experience:	Chief Executive Officer of Sanborn Hermanos, S.A.

Antonio Cosío Ariño	Born:	1935
Director; member of the audit and corporate practices committee; alternate member of	First elected: Term expires:	1991 2013
the executive committee	Principal occupation:	Chief Executive Officer of Cía. Industrial de Tepeji del Río, S.A. de C.V. and Fábrica de Hilados y Tejidos Puente Sierra, S.A de C.V.
	Other directorships:	Chairman of the board of directors of Bodegas de Santo Tomás, S.A. de C.V., Grupo Hotelero Brisas, S.A. de C.V. and Cía. Industrial de Tepeji del Río, S.A. de C.V.

Antonio del Valle Ruiz Director	Born: First elected: Term expires: Principal occupation: Other directorships:

1938

2011

2013

Chairman of the board of directors of Grupo Empresarial Kaluz, S.A. de C.V.

Member of the board of directors of Mexichem, S.A.B. de C.V., Escuela Bancaria y Comercial, Minera las Cuevas, Polímeros de México and Fundación Pro Empleo, A.C.

	Business experience:	Founder of Grupo Empresarial Kaluz, S.A. de C.V., founder and Chief Executive Officer of Grupo Financiero Bital, Chairman of the Mexican Business Round Table, President of the Mexican Bankers Association.

Laura Diez Barroso de Laviada Director	Born: First elected: Term expires: Principal occupation:	1951 2011 2013 President of Tenedora y Promotora Azteca, S.A. de C.V.

	Business experience:	Member of the board of directors of Grupo Financiero Inbursa, S.A.B. de C.V., Fundación del Centro Histórico de la Ciudad de México A.C. and Royal Caribbean International.
Amparo Espinosa Rugarcía	Born:	1941
Director	First elected:	1991
	Term expires:	2013
	Principal occupation:	Chief Executive Officer of Documentación y Estudios de Mujeres, A.C.
	Business experience:	Newspaper columnist; speaker at various domestic and international events.

Elmer Franco Macías Director	Born First elected: Term expires: Principal occupation:	1940 1991 2013 Chief Executive Officer and president of the board of directors of Infra, S.A. de C.V.
	Other directorships:	Member of the board of directors of Corporación Infra, S.A. de C.V., Comercial Infra, S.A de C.V., ICA, S.A. de C.V. and Banco Nacional de México, S.A.
	Business experience:	Various positions at Grupo Infra since 1958.

Daniel Hajj Aboumrad Director; alternate member of the executive committee	Born: First elected: Term expires: Principal occupation:	1966 2011 2013 Chief Executive Officer of América Móvil, S.A.B. de C.V.
	Other directorships:	Director of América Móvil, S.A.B. de C.V., Director of Grupo Carso, S.A.B. de C.V. and Director of Carso Global Telecom, S.A. de C.V.
	Business experience:	Chief Executive Officer of Hulera Euzkadi, S.A. de C.V.

Roberto Kriete Ávila Director	Born: First elected: Term expires: Principal occupation:	1953 2011 2013 Chairman and CEO, TACA Airlines; President Compañía of Kriete Group and Principal Escuela Superior de Economía y Negocios (ESEN) in El Salvador.
	Other directorships:	President of the board of directors, Real Intercontinental Hotel of San Salvador and President of Coatepeque Foundation.
	Business experience:	Director, Camino Real Hotel; Director and Secretary, Banco Agrícola Commercial of El Salvador.

José Kuri Harfush	Born:	1949
Director; member of the audit	First elected:	1995
and corporate practices committee	Term expires:	2013
	Principal occupation:	Chief Executive Officer of Productos Dorel,

		S.A. de C.V. and Janel, S.A. de C.V.
	Other directorships:	Member of the board of directors of Banco Inbursa, S.A., Seguros Inbursa, S.A.B. de C.V., Grupo Carso, S.A.B. de C.V., Carso Global Telecom, S.A. de C.V. and Impulsora del Desarrollo y el Empleo en América Latina S.A.B. de C.V.

Ángel Losada Moreno	Born:	1955
Director	First elected:	1991
	Term expires:	2013
	Principal occupation:	Chairman of the board of directors and Chief Executive Officer of Grupo Gigante, S.A.B. de C.V.
	Other directorships: Business experience:

Chairman of the board of directors of Controempresas, S.A. de C.V. and member of the board of directors of Grupo Financiero Banamex—Citigroup, S.A. de C.V.

President of the Advisory Board of the National Association of Autoservice and Department Stores (ANTAD); member of the board of directors of Chamber of Commerce of Mexico City, Casa de Bolsa Inverlat, S.A., Seguros América, S.A. and Food Market Institute.

Francisco Medina Chávez Director	Born: First elected: Term expires: Principal occupation: Other directorships:	1956 2011 2013 President and Chief Executive Officer of Grupo Fame, S.A. de C.V. Member of the board of directors of Banamex Citigroup Mexico and Aeroméxico.
	Business experience:	Director of several companies involving real estate, automobiles and financing.

Juan Antonio Pérez Simón	Born:	1941
Vice Chairman;	First elected:	1991
member of the	Term expires:	2013
executive committee	Principal occupation and other directorships:

Chairman of the board of directors and

member of the executive committee of

Sanborn Hermanos, S.A.; member of the board of directors of Grupo Carso, S.A.B. de C.V., Grupo Financiero Inbursa, S.A.B. de C.V., Carso Global Telecom, S.A. de C.V., Cigarros La Tabacalera Mexicana, S.A. de C.V. and Sears Roebuck de México, S.A. de C.V.

Marco Antonio Slim Domit	Born:	1968
Director	First elected:	1995
	Term expires:	2013
	Principal occupation:	Chairman of the board of directors and Chief Executive Officer of Grupo Financiero

Inbursa, S.A.B. de C.V.
	Other directorships:	Member of the board of directors of Grupo Carso, S.A.B. de C.V. and Carso Global Telecom, S.A. de C.V.
	Business experience:	Various positions in the financial and commercial area at Grupo Financiero Inbursa, S.A.B. de C.V.

Patrick Slim Domit	Born:	1969
Director	First elected:	1999
	Term expires:	2013
	Principal occupation:	Co-Chairman of the board of directors of América Móvil, S.A.B. de C.V. and Chief Commercial Officer of Teléfonos de México, S.A.B. de C.V.
	Other directorships:	Vice President of the board of directors of Grupo Carso, S.A.B. de C.V. and member of the board of Impulsora del Desarrollo y el Empleo de América Latina, S.A.B. de C.V. and Carso Global Telecom S.A. de C.V.
	Business experience:	Chief Executive Officer of Industrias Nacobre, S.A. de C.V. and Chief Executive Officer of Proveedora Inbursa, S.A. de C.V.

Héctor Slim Seade Director; member of the executive committee	Born: First elected: Term expires: Principal occupation:	1963 2007 2013 Chief Executive Officer of Teléfonos de México, S.A.B. de C.V.
	Other directorships:	Member of the board of directors of Grupo Financiero Inbursa, S.A.B. de C.V.
	Business experience:	Director of Operations Support of Teléfonos de México, S.A.B. de C.V.; Chief Executive Officer of Fianzas Guardiana Inbursa, S.A. and Administrative Officer of Banco Inbursa, S.A.

Fernando Solana Morales Director	Born: First elected: Term expires: Principal occupation:

1931

2011

2013

President of the Mexican Board of International Affairs; President of the Mexican Fund for Education and Development; President of Solana Advisers; member of the board of directors of Analítica.

	Other directorships:	Member of the board of directors of banks, industrial enterprises, universities, philanthropic and cultural organizations.
	Business experience:	Member of the Mexican Senate; Chief Executive Officer of Banco Nacional de México, S.A.; Secretary to the Mexican Ministry of International Affairs; Ministry of Education; Ministry of Commerce.

Michael J. Viola Director; member of the executive committee	Born: First elected: Term expires: Principal occupation: Business experience:	1954 2009 2013 Senior Vice President-Finance of AT&T, Inc. Various positions at AT&T, Inc. since 2000. Director of the board of América Móvil, S.A.B. de C.V.

Jeef McElfresh	Born:	1970
Director; alternate member	First elected:	2012
of the executive committee	Term expires:	2013
	Principal occupation:	President of AT&T Mexico, Inc.
	Business experience:	International Business, Telecom Operations and Technology.

Rafael Moisés Kalach Mizrahi	Born:	1946
Director; chairman of the audit	First elected:	1995
and corporate practices committee	Term expires:	2013
	Principal occupation:	Chairman of the board of directors and Chief Executive Officer of Grupo Kaltex, S.A. de C.V., Chairman of the board of directors of Coltejer, S.A.
	Other directorships:	Member of the board of directors of Grupo Carso, S.A.B. de C.V., Sears Roebuck, S.A. de C.V.
	Business experience:	Member of the board of directors of Banco Nacional de México and Bursamex Casa de Bolsa.

Ricardo Martín Bringas	Born:	1960
Director	First elected:	1998
	Term expires:	2013
	Principal occupation:	Chief Executive Officer of Organización Soriana, S.A.B. de C.V.
	Other directorships:	Member of the board of directors of Banco HSBC México, S.A., Grupo Financiero Banamex—Accival, S.A. de C.V., Grupo Financiero Banorte, S.A.B. de C.V. and ING de México; Vitro S.A.B. de C.V., Aeroméxico S.A. de C.V. and member of Consejo Mexicano de Hombres de Negocios, A.C.
	Business experience:	Various positions in the management and financial area at various companies, including Organización Soriana, La Ciudad de París and Restaurantes Martin’s.

The alternate directors elected at the annual ordinary general meeting of our shareholders held on April 25, 2012, each of whom serves a one-year term, are as follows:

First Elected Director or Alternate Director
Antonio Cosío Pando	2002
Marcos Franco Hernaiz	2009
Jaime Alverde Goya	1993
Eduardo Valdés Acra	2000
Oscar Von Hauske Solís	2007
Jorge A. Chapa Salazar	2002
Jorge C. Esteve Recolons	2004

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

The executive committee is elected from among the directors and alternate directors by a majority vote of the AA Shares and A Shares voting together. The majority of its members must be of Mexican nationality and elected by Mexican shareholders. The current members of the executive committee are Carlos Slim Domit, Juan Antonio Pérez Simón, Héctor Slim Seade and Michael J. Viola, all nominated by Carso Global Telecom. The current alternate members of the executive committee are Oscar Von Hauske Solís, Antonio Cosío Ariño, Daniel Hajj Aboumrad and Jeff McElfresh, all nominated by Carso Global Telecom. The current members and alternate members of the executive committee were appointed at the annual ordinary general meeting of shareholders held on April 25, 2012.

Audit and Corporate Practices Committee

The audit and corporate practices committee appointed at the annual ordinary general meeting of shareholders held on April 25 2012, consists of Rafael Kalach M. (the audit and corporate practices committee’s chairman), Antonio Cosío Ariño, José Kuri Harfush, all three of whom are directors, and Antonio Cosío Pando, who is an alternate member of the committee. Each member and alternate member of the audit and corporate practices committee qualifies as independent, as determined by our shareholders at their annual ordinary general meeting pursuant to the Mexican Securities Market Law, and also meets the independence requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. See Item 16A. Audit Committee Financial Expert. The audit and corporate practices committee operates under a written charter approved by our Board of Directors.

The mandate of the audit and corporate practices committee is to oversee that proper procedures and controls have been established and ensure that the financial information is useful, proper, reliable and accurately reflects our financial position. The mandate of our audit and corporate practices committee includes the following functions, among others:

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

•

give an opinion to the Board of Directors with respect to matters assigned to it under the Mexican Securities Market Law, including: (a) our internal control and internal audit guidelines, (b) our accounting policies by reference to financial reporting standards, (c) our financial statements, (d) the appointment of our external auditors, and (e) transactions that either are outside the ordinary course of our business or, in relation to the results for the immediately preceding fiscal quarter, in any of the following cases: (i) the acquisition or disposition of assets or (ii) the provision of guarantees or the assumption of liabilities, in each case, equal to or greater than 5% of our consolidated assets;

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

•	review and analyze with management and our external auditors the annual report and the quarterly financial results presented to the SEC;

•	oversee that the chief executive officer executes the resolutions adopted by our shareholders or by the Board of Directors;

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

•	inform the Board of Directors of the activities performed by the audit committee;

•	perform any other functions pursuant to its mandate or expressly conferred by our shareholders or the Board of Directors;

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

On April 25, 2012, the audit committee at the time in office reviewed this annual report, as well as our consolidated financial statements and notes thereto, and recommended that such financial statements be included herein.

Executive Officers

The names, responsibilities and prior business experience of our executive officers are as follows:

Héctor Slim Seade	Appointed:	2006
Chief Executive Officer	Business experience:	Director of Operations Support of Teléfonos de México, S.A.B. de C.V.; Chief Executive Officer of Fianzas Guardiana Inbursa, S.A.; Administrative Officer of Banco Inbursa, S.A.

Carlos Fernando Robles Miaja	Appointed:	2011
Chief Financial Officer	Business experience:	Various positions in finance at Teléfonos de México, S.A.B. de C.V., including budget, financial evaluation and treasurer.

Arturo Elias Ayub	Appointed:	2002
Communication, Institutional Relations and Strategic Alliances	Business experience:	Chief Executive Officer of Sociedad Comercial Cadena and various positions at Teléfonos de México, S.A.B. de C.V., including Director of New Services, Regulation and Communication

Javier Mondragón Alarcón	Appointed:	1999
Regulation and Legal Affairs	Business experience:	General Counsel at Grupo Televisa S.A. de C.V.; executive vice president at Grupo Televicentro

Sergio Medina Noriega	Appointed:	1995
Legal	Business experience:	Various legal positions at Bancomer, S.A. (now BBVA Bancomer, S.A.); legal director of Empresas Frisco

Héctor Slim Seade is the nephew of Carlos Slim Helú, and Arturo Elias Ayub is the son-in-law of Carlos Slim Helú.

Compensation of Directors and Officers

For the year ended December 31, 2011, the aggregate compensation of all of our directors and executive officers paid for services in all capacities was approximately P.52.3 million, which included bonus payments totaling P.11.2 million. Annual bonus payments are approved by our corporate practices committee on the basis of various factors, including achievement of performance targets and seniority. Each director received an average fee of P.56.7 thousand for each meeting of the Board of Directors attended in 2011. Members of committees of the Board of Directors received an average fee of P.20.4 thousand for each committee meeting attended in 2011. None of our directors is a party to any contract with us or any of our subsidiaries that provides for benefits upon termination of employment. We do not provide pension, retirement or similar benefits to our directors in their capacity as directors. Our executive officers are eligible for benefits on the same terms as all other Telmex employees, and we do not separately set aside, accrue or determine the amount of our costs that is attributable to executive officers.

Share ownership of Carlos Slim Helú and certain members of his immediate family is set forth in Item 7. Major Shareholders and Related Party Transactions—Major Shareholders. Excluding the individuals discussed therein, our directors, alternate directors and executive officers as a group beneficially own less than 1% of any class of our capital stock.

Employees

The number of our employees at the end of period was 51,077, 52,062 and 52,946 in 2011, 2010 and 2009 respectively.

At December 31, 2011, 74.2% of our employees were represented by the Telephone Workers’ Union of Mexico (known by its Spanish acronym, STRM) and 6.5% were represented by other unions. All management positions are held by non-union employees. Salaries and certain benefits for unionized personnel are renegotiated every year and the collective bargaining agreements with our unionized employees are renegotiated every two years. We have good relations with the STRM.

Item 7.	Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The AA Shares represented 43.5% of the total capital stock and 95.6% of the full voting shares (AA shares and A Shares) as of March 29, 2012. All of the AA Shares are owned directly and indirectly by América Móvil. América Móvil may be deemed to control us. According to reports of beneficial ownership of our shares filed with the SEC, América Móvil may be deemed to be controlled by Mr. Carlos Slim Helú and members of his immediate family.

The following table identifies each owner of five percent or more of any class of our shares as of March 29, 2012, unless otherwise indicated. Except as described below, we are not aware of any holder of five percent or more of any class of our shares. Holders of five percent or more of any class of our shares have the same voting rights with respect to their shares as do holders of less than five percent of the same class.

	AA Shares(1)(6)		A Shares(2)		L Shares(3)		Percent of voting shares(4)
	Shares (millions)	Percent of class	Shares (millions)	Percent of class	Shares (millions)	Percent of class
América Móvil, S.A.B. de C.V.(5)	7,839.6	100.0%	184.2	50.9%	9,497.3	96.6%	97.8%

(1)	As of March 29, 2012, there were 7,840 million AA Shares outstanding, representing 95.6% of the total full voting shares (AA Shares and A Shares).
(2)	As of March 29, 2012, there were 362 million A Shares outstanding, representing 4.4% of the total full voting shares (AA Shares and A Shares).
(3)	As of March 29, 2012, there were 9,828 million L Shares outstanding.
(4)	AA Shares and A Shares.
(5)	Holders of AA Shares and A Shares are entitled to convert a portion of these Shares to L Shares, subject to the restrictions set forth in our bylaws. Additional Information—Bylaws and Mexican Law.
(6)	On November 14, 2011, AT&T International informed to the SEC through its 13D report, that it had sold its total participation, at that date AT&T International participation represented the 8.46% of our capital stock.

Our directors, Carlos Slim Domit, Marco Antonio Slim Domit and Patrick Slim Domit, together with certain other members of Carlos Slim Helú’s immediate family, are the controlling shareholders of América Móvil.

As of December 31, 2011, we had no information concerning holders with registered addresses in the United States that hold:

•	A Shares not represented by ADSs;

•	L Shares not represented by ADSs; or

•

A Share ADSs that are held under the unsponsored A Share ADS programs, which pre-date the establishment of the sponsored program in 2000, and have not been exchanged for ADSs issued under such sponsored program. See Item 9. The Offer and Listing—Trading Market.

Upon termination of our ADR program on January 30, 2012, there were no outstanding L Share ADSs or A Share ADSs or holders thereof.

We purchase our shares on the Mexican Stock Exchange from time to time up to a specified maximum aggregate value authorized by the holders of AA Shares and A Shares and our Board of Directors. In 2011, we purchased 128.5 million L Shares, representing 0.71% of the shares outstanding at the beginning of 2011, with an aggregate value of P.1,359 million.

Since January 1, 1997, Carso Global Telecom and subsequently América Móvil have purchased A Shares and L Shares on the open market from time to time. Our ownership has been changing in recent years as América Móvil has been directly and indirectly acquiring a greater percentage of our capital stock through public exchange and tender offers. In percentage terms, the ownership position of América Móvil has also increased as a result of our repurchase of our own shares. Carlos Slim Domit, Marco Antonio Slim Domit and Patrick Slim Domit, together with certain other members of Carlos Slim Helú’s immediate family, were collectively the beneficial owners of 50.3%, 24.0% and 23.3% of A shares on December 31, 2011, December 31, 2010, and December 31, 2009, respectively. These three directors were also collectively the beneficial owners of 96.7%, 47.5%, and 48.7% of L Shares on December 31, 2011, December 31, 2010 and December 31, 2009, respectively.

RELATED PARTY TRANSACTIONS

General

We engage in a variety of transactions with our affiliates in the ordinary course of business. Pursuant to Mexican law, our bylaws and applicable internal guidelines, provided that the corporate practices committee of our Board of Directors has opined favorably, our Board of Directors has to vote on whether or not to approve any transaction with a related party when such transaction (1) has a value which exceeds 1% of our consolidated assets; (2) is outside the ordinary course of our business or is not at market prices; or (3) is with employees, on terms that are different from those that would be obtained in dealings with an unrelated party and it does not qualify as employee benefits of a general character. A director with an interest in a transaction with a related party is not permitted to vote on its approval.

We engage in transactions with entities that, like us, are controlled, directly or indirectly, by Carlos Slim Helú and members of his immediate family. These entities include América Móvil (our controlling shareholder), Grupo Carso and Grupo Financiero Inbursa and their respective subsidiaries. We have various operational and financing relationships with América Móvil. Transactions with Grupo Carso include the purchase of network construction, services and materials, and transactions with Grupo Financiero Inbursa include financial services and insurance. We also have agreements with affiliates of AT&T International (a shareholder of América Móvil) that provide for the completion of calls in our respective countries of operation. Several of the directors of our affiliates are also members of our Board of Directors. See Item 6. Directors, Senior Management and Employees—Directors and Notes 9, 12 and 15 to our audited consolidated financial statements.

The aggregate amount of our purchases from affiliates was P.12,916 million in 2011, and P.13,626 million in 2010. The aggregate amount of our sales to these affiliates was P.7,128 million in 2011 and P.7,407 million in 2010. We believe that these transactions are at market prices. See Note 15 to our audited consolidated financial statements.

From time to time we make investments together with affiliates, sell our investments to affiliates and buy investments from affiliates. Some of these transactions are described below.

•

In January 2006, together with Alcatel and AT&T International, we acquired an aggregate 51% interest in the capital stock of 2Wire. Subsequently, in December 2006, we sold an approximate 5.5% in 2Wire to AT&T International, decreasing our ownership to approximately 13.0%. We sold our remaining ownership in 2Wire to Pace Plc in October 2010.

•	We own a 45% interest in Grupo Telvista, S.A. de C.V. together with América Móvil (45%) and Grupo Carso (10%).

In previous years we also paid fees to Carso Global Telecom and AT&T Mexico, Inc. for consulting and management services, pursuant to agreements with each party negotiated on behalf of us by a special committee of directors unaffiliated with any of the parties. We paid an aggregate amount of U.S.$12.5 million in 2010 and U.S.$22.5 million in 2009. The agreement with Carso Global Telecom was renewed for 2010 on substantially similar terms to the prior agreement and with an agreed upon fee of U.S.$22.5 million. We agreed to terminate the agreement with Carso Global Telecom in July 2010 and we paid U.S.$11.3 million through such date. In December 2010, we also agreed to terminate our consulting and management services agreement with AT&T Mexico, Inc.

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

Transactions with América Móvil and its subsidiaries

América Móvil, our controlling shareholder, has a variety of contractual relationships with us and with our subsidiaries. Because both we and América Móvil provide telecommunications services in different geographical markets, including México, we maintain operational relationships. These include interconnection between our respective networks and the completion of international traffic in each other’s countries of operation; use by América Móvil of our private circuits; our provision of long-distance service to América Móvil’s customers; use of facilities, particularly for the co-location of equipment on premises we own; and use by each of the services provided by the other. These operational relationships are subject to a variety of agreements and to specific regulations governing all telecommunications operators. Interconnection fees represent the largest component of amounts paid under these agreements. In addition, we distribute América Móvil’s handsets and prepaid cards in our stores. The terms of the arrangements with América Móvil are generally similar to those on which each company does business with other, unaffiliated parties.

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

In addition, we have loan agreements with América Móvil and we may continue to receive financing from América Móvil. See Note 9 to our audited consolidated financial statements.

We also have various operational agreements with Telmex Internacional, which was acquired by América Móvil in 2010. The terms of our arrangements with Telmex Internacional are generally similar to those on which each company does business with other, unaffiliated parties. These ongoing relationships include interconnection between our respective networks and the completion of international traffic in each other’s countries of operation. Additionally, Telmex Internacional prints our white pages telephone directories and we provide Telmex Internacional access to our customer database for use in its yellow pages directory business in Mexico and handle the billing and collection of payments from advertisers. Telmex also provides Telmex Internacional with a variety of administrative services, including certain data processing and corporate support and administrative services, generally at cost plus a specified percentage.

International Long-distance Settlement with AT&T Corp

We have agreements with AT&T Corp, an affiliate of AT&T International, a shareholder of América Móvil. AT&T Corp completes our international calls to the United States and we complete AT&T Corp’s calls from the United States. The prices of payment under our agreements are consistent with the prices that we have agreed upon with other international carriers.

Item 8.	Financial Information

CONSOLIDATED FINANCIAL STATEMENTS

See Item 18. Financial Statements and our consolidated financial statements beginning on page F-1. Since the date of the financial statements, no significant event has occurred that would affect the amounts recognized or disclosures made in those financial statements.

LEGAL PROCEEDINGS

We are involved in legal proceedings in the ordinary course of our business and other proceedings with local tax authorities, none of which is material. In addition, we are subject to, and in some cases in the process of appealing various proceedings brought by our competitors alleging monopolistic practices by us before competition authorities in Mexico.

In 2007, Cofeco began four industry-wide investigations into monopolistic practices. Two of these investigations were closed due to lack of evidence, while one resulted in a notice of probable fault, and one in Cofeco’s determination that Telmex engaged in alleged monopolistic practices. We will object to the notice of probable fault in due course, and have filed a petition for relief against the resolution. Also in 2007 Cofeco initiated four examinations with respect to Telmex’s market power, and issued final resolutions that Telmex and Telnor have substantial market power in all four of the markets investigated. In response, Telmex and Telnor filed petitions for relief in all four cases. While two of the petitions are still pending, the courts have rejected the remaining two. Based on these final resolutions, the regulatory authorities could impose specific price requirements or other special regulations such as additional requirements regarding disclosure of information or quality of service on us. See Item 4. Information on the Company—Regulation—Regulatory Initiatives Relating to Competition and Note 14 to our audited consolidated financial statements.

In November 2005, Cofetel issued guidelines for making changes to local service areas, including the consolidation of such local service areas. We are currently challenging the legality of the underlying guidelines before the Third Metropolitan Regional Federal Court of Justice for Tax and Administrative Matters. In addition, in November 2009, a federal court nullified various resolutions that Cofetel had issued under these guidelines to consolidate a number of our local service areas. See Item 4. Information on the Company—Regulation—Consolidation of Local Service Areas and Note 14 to our audited consolidated financial statements.

In February 2009, Cofetel published the Fundamental Technical Plan which requires operators with the greatest number of access points to provide other operators with access to our network on an “unbundled” basis that disaggregates the prices for different service elements. In October 2009, Cofetel issued two resolutions determining that we and Telnor are operators with the largest number of access points in our respective concession coverage areas. We have filed petitions for constitutional protection against the Fundamental Technical Plan and these resolutions, which are pending. Telnor has been granted constitutional protection against the Fundamental Technical Plan, thereby rendering ineffective any actions against Telnor that are based on the Fundamental Technical Plan. See Item 4. Information on the Company—Regulation—Interconnection and Note 14 to our audited consolidated financial statements.

In June 2011, Cofetel notified Telmex and Telnor of some resolutions mandating reductions to the interconnection prices that Telmex and Telnor charges other telecommunications providers. Specifically, Cofetel’s resolutions reduced interconnection fees by 65% and redefined the legal nature of transport of long distance service (resale) that the Company provides other competitors, established a fee of P.4.53 cents per minute, a reduction of 94% from the previous price of P.75 cents per minute. Telmex and Telnor have filed petitions to challenge these resolutions. The outcome of these appeals is still pending.

DIVIDENDS

We have paid cash dividends on our shares each year since 1958. The table below sets forth the nominal amount of dividends paid per share in each year indicated, in pesos and translated into U.S. dollars at the exchange rate on each of the respective payment dates.

Year ended December 31,	Pesos per Share	Dollars per Share
2011	P.0.5375	U.S.$	0.0425
2010	0.4900		0.0391

The dividends from earnings in a given year are determined at the annual meeting of shareholders in April of the following year. On April 29, 2010, we declared a dividend of P.0.50 per share, which was paid in equal installments of P.0.1250 per share in June 2010, September 2010, December 2010 and March 2011. In April 2011, we declared a dividend of P.0.55 per share, which was paid in equal installments of P.0.1375 per share in June 2011, September 2011, December 2011 and March 2012. In April 2012, we declared a dividend of P.0.55 per share, which will be payable in one installment on or after December 19, 2012.

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

TRADING MARKET

On December 19, 2011, at Telmex’s extraordinary shareholders’ meeting, the decision was approved to delist the Company’s ADSs from the NYSE and NASDAQ, as well as its L Shares from Latibex, and to terminate its ADR programs. On January 31, 2012, Telmex filed Form 25 with the SEC, after which Telmex’s ADSs were no longer traded on the NYSE and NASDAQ. On the same date, Telmex L shares were no longer traded on Latibex. While Telmex shares continue to be traded on the Mexican Stock Exchange, the Company plans to both delist its shares from the Mexican Stock Exchange and deregister them from the National Securities Registry during the second half of 2012.

In accordance with the deposit agreements, JPMorgan as depositary, provided 30 days’ notice of termination to all holders of ADRs before the termination became effective on January 30, 2012. Holders were entitled to surrender their ADRs for cancellation and receive the underlying shares. After 30 days following the termination of the ADR programs, JPMorgan began liquidating the shares underlying the unclaimed ADRs. JP Morgan will hold the cash proceeds from the sale of the shares uninvested for delivery to a holder against surrender of the ADR.

The L Share ADSs each represented 20 L Shares of Telmex and were issued by JPMorgan Chase Bank, N.A. (“JP Morgan”), as depositary for the L Share ADSs. The L Share ADSs were traded on the NYSE and the L Shares are traded on the Mexican Stock Exchange and were listed on Latibex in Madrid, Spain.

The A Share ADSs, each represented 20 A Shares of Telmex were issued by the JPMorgan, as depositary for the A Share ADSs. The A Shares are traded on the Mexican Stock Exchange and the A Share ADSs were traded on the NASDAQ Capital Market.

The following table sets forth, for the periods indicated, the reported high and low sales prices for the L Shares on the Mexican Stock Exchange and for the L Share ADSs on the NYSE. On January 30, 2012, the last day of trading of the L Share ADSs on the NYSE, the closing price of the L Share ADSs on the NYSE was U.S.$ 15.33. On April 25, 2012, the closing price of the L Shares on the Mexican Stock Exchange was P.10.10.

	Mexican Stock Exchange		NYSE
	(pesos per L Share)		(U.S. dollars per L Share ADS)
	High	Low	High		Low
Annual highs and lows
2007(1)	P.23.29	P.14.32	U.S.$	43.26	U.S.$	25.89
2008(1)	22.19	10.47		42.94		15.08
2009	14.47	9.50		21.24		12.54
2010	11.16	8.60		17.38		13.00
2011	11.26	9.11		11.15		9.00

Quarterly highs and lows
2010:
First quarter	P.11.16	P.9.28	U.S.$	17.38	U.S.$	14.77
Second quarter	10.50	8.60		16.66		13.00
Third quarter	9.74	9.01		15.41		13.82
Fourth quarter	10.65	9.10		17.19		14.71
2011:

	Mexican Stock Exchange		NYSE
	(pesos per L Share)		(U.S. dollars per L Share ADS)
	High	Low	High			Low
First quarter	11.14	9.50		18.34			16.21
Second quarter	11.26	9.29		19.28			15.58
Third quarter	10.73	9.11		17.89			14.81
Fourth quarter	10.50	10.00		16.06			14.08

2012:
First quarter	10.46	10.00		16.29	(2)		14.42	(2)

Monthly highs and lows
2011
October	P.10.50	P.10.26	U.S.$	16.06		U.S.$	14.50
November	10.50	10.15		15.70			14.08
December	10.50	10.00		15.31			14.22
2012
January	10.46	10.01		16.29			14.42
February	10.30	10.00		—			—
March	10.30	10.00		—			—

(1)	From December 26, 2007 to June 10, 2008, the L Shares and L Share ADSs of Telmex and Telmex Internacional traded together.
(2)	Through January 30, 2012.

The table below sets forth, for the periods indicated, the reported high and low sales prices for the A Shares on the Mexican Stock Exchange and the high and low bid prices for A Share ADSs published by NASDAQ. Bid prices published by NASDAQ for the A Share ADSs are inter-dealer quotations and may not reflect actual transactions. Following the Escisión and until June 10, 2008, the A Shares and A Share ADSs of Telmex and Telmex Internacional traded together. On January 30, 2012, the last day of trading of the A Share ADSs on NASDAQ, the closing price of the A Share ADSs on NASDAQ was U.S.$14.03. On April 25, 2012, the closing price of the A Shares on the Mexican Stock Exchange was P.10.10.

	Mexican Stock Exchange		NASDAQ
	(pesos per A Share)		(U.S. dollars per A Share ADS)
	High	Low	High			Low
Annual highs and lows
2007(1)	P.22.65	P.14.30	U.S.$	43.14		U.S.$	25.71
2008(1)	22.15	10.50		42.99			11.95
2009	14.20	9.64		20.62			12.20
2010	11.00	8.60		17.44			12.69
2011	11.15	9.00		19.79			13.89

Quarterly highs and lows
2010:
First quarter	P.11.00	P.9.21	U.S.$	17.44		U.S.$	14.25
Second quarter	9.85	8.60		16.44			12.69
Third quarter	9.50	8.65		15.26			13.28
Fourth quarter	10.50	9.01		17.07			14.62
2011:
First quarter	10.91	9.81		18.35			16.01
Second quarter	11.15	9.00		19.79			15.68
Third quarter	10.50	9.11		17.89			14.82
Fourth quarter	10.50	10.00		15.95			14.25
2012:
First quarter	11.00	10.00		14.30	(2)		12.86	(2)

	Mexican Stock Exchange		NASDAQ
	(pesos per A Share)		(U.S. dollars per A Share ADS)
	High	Low	High		Low
Monthly highs and lows
2011
October	P.10.44	P.10.30	U.S.$	15.95	U.S.$	14.58
November	10.50	10.10		15.54		13.92
December	10.17	10.00		15.05		13.89
2012:
January	10.20	10.00		14.30		12.86
February	11.00	10.00		—		—
March	10.35	10.00		—		—

(1)	From December 26, 2007 to June 10, 2008, the A Shares and A Share ADSs of Telmex and Telmex Internacional traded together.
(2)	Through January 30, 2012.

TRADING ON THE MEXICAN STOCK EXCHANGE

The Mexican Stock Exchange, located in Mexico City, is the only stock exchange in Mexico. Founded in 1894 and in continuous operation since 1907, it is organized as a Mexican corporation operating under a concession granted by the Ministry of Finance and Public Credit (SHCP). Trading on the Mexican Stock Exchange takes place through automated systems. Trades in securities listed on the Mexican Stock Exchange can also be effected off the exchange. The Mexican Stock Exchange operates a system of automatic suspension of trading in shares of a particular issuer as a means of controlling excessive price volatility, but under current regulations this system does not apply to securities such as the A Shares or the L Shares that are directly or indirectly (for example, through ADSs) quoted on a stock exchange (including for these purposes NASDAQ) outside Mexico.

Settlement is effected three business days after a share transaction on the Mexican Stock Exchange. Deferred settlement, even by mutual agreement, is not permitted without the approval of the CNBV. Most securities traded on the Mexican Stock Exchange, including those of Telmex, are on deposit with S.D. Indeval, Institución para el Depósito de Valores, S.A. de C.V., a privately owned securities depositary that acts as a clearinghouse for Mexican Stock Exchange transactions. However, during the extraordinary shareholders’ meeting held on April 25, 2012, Telmex’s shareholders decided to initiate a process to delist Telmex’s shares from the Mexican Stock Exchange and to deregister them from the National Securities Registry. We expect that Telmex’s shares will cease trading on the Mexican Stock Exchange during the second half of 2012.

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

AA Shares and A Shares have full voting rights. Holders of L Shares may vote only in limited circumstances as described under—Voting Rights. The rights of holders of all series of capital stock are otherwise identical except for limitations on non-Mexican ownership of AA Shares. The AA Shares, which must always represent at least 51% of the combined AA Shares and A Shares, may be owned only by holders that qualify as Mexican investors as defined in the Foreign Investment Law and our bylaws. See—Limitations on Share Ownership below.

Each AA Share or A Share may be exchanged at the option of the holder for one L Share, provided that the AA Shares may never represent less than 20% of our outstanding capital stock or less than 51% of our combined AA Shares and A Shares. As of December 31, 2011, the AA Shares represented 43.5% of our outstanding capital stock and 95.5% of our combined AA Shares and A Shares.

Each L Share is exchangeable at the option of the holder for one AA Share by delivering the L Share certificate to our treasury for cancellation and receiving the corresponding AA Share certificate. The right to exchange is subject to limitations on non-Mexican ownership of AA Shares and to the requirement that the AA Shares and A Shares together may never represent more than 51% of our outstanding capital stock. As of December 31, 2011, the AA Shares and A Shares together represented 45.5% of our outstanding capital stock.

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

Shareholders’ Meetings

General shareholders’ meetings may be ordinary meetings or extraordinary meetings. Extraordinary general meetings are those called to consider certain matters specified in Article 182 of the Mexican Companies Law, including, principally, amendments of the bylaws, liquidation, merger, and transformation from one type of company to another, as well as to consider the removal of our shares from listing on the Mexican Stock Exchange or any foreign stock exchange. General meetings called to consider other matters are ordinary meetings. The two directors elected by the holders of L Shares are elected at a special meeting of holders of L Shares. All other matters on which holders of L Shares are entitled to vote would be considered at an extraordinary general meeting. Holders of L Shares are not entitled to attend or address meetings of shareholders at which they are not entitled to vote.

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

Dividend Rights

At the annual ordinary general meeting of holders of AA Shares and A Shares, the Board of Directors submits our financial statements for the previous fiscal year, together with a report thereon by the Board of Directors, to the holders of AA Shares and A Shares for approval. The holders of AA Shares and A Shares, once they have approved the financial statements, determine the allocation of our net profit for the preceding year. They are required by law to allocate 5% of such net profit to a legal reserve, which is not thereafter available for distribution except as a stock dividend, until the amount of the legal reserve equals 20% of our capital stock. The remainder of net profit is available for distribution.

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

Under the Mexican Securities Market Law, however, if Telmex were to increase its capital stock to effect a public offering of newly issued shares or were to resell any repurchased shares, no preemptive rights would be available to the holders of outstanding shares as a result of the issuance or resale. As of December 31, 2011, Telmex had 14,160 million repurchased L Shares and 42 million repurchased A Shares in its treasury.

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

Non-Mexican investors are not permitted to own more than 49% of the capital stock of a Mexican corporation engaged in the telephone business. Pursuant to a decision of the Foreign Investment Commission dated August 10,

1990, the L Shares of Telmex, because of their limited voting rights, are not taken into account in determining compliance with this restriction and, accordingly, are not subject to Mexican ownership restrictions. The A Shares are also unrestricted. The AA Shares, however, which must always represent at least 51% of the combined AA Shares and A Shares, may be owned only by holders that qualify as Mexican investors as defined in the Foreign Investment Law and our bylaws. A holder that acquires AA Shares in violation of the restrictions on non-Mexican ownership will have none of the rights of a shareholder with respect to those AA Shares. As a consequence of these limitations, a non-Mexican investor cannot own AA Shares except through a trust that effectively neutralizes the votes of non-Mexican investors.

Pursuant to the Foreign Investment Law and Regulations, we have registered any foreign owner of our shares with the National Registry of Foreign Investment.

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

Other Provisions

Variable capital. We are permitted to issue shares constituting fixed and variable capital. All of our outstanding shares of capital stock constitute fixed capital. The issuance of variable capital shares, unlike the issuance of fixed capital shares, does not require an amendment of the bylaws, although it does require a majority vote of the AA Shares and the A Shares.

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

Conflicts of interest. Shareholders with conflicting interests with Telmex with respect to a transaction are required to abstain from deliberating and voting on the specific transaction. A shareholder that votes on a specific business transaction in which its interest conflicts with Telmex’s may be liable for damages, but only if the transaction would not have been approved without its vote. A determination of conflicting interest would initially be made by the shareholder subject to judicial challenge. Mexican law does not provide extensive guidance on the criteria to be applied in making such a decision.

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

TAXATION

The following summary contains a description of certain Mexican federal and U.S. federal income tax consequences of the acquisition, ownership and disposition of our L Shares and A Shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, hold or sell shares.

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

This discussion does not constitute, and should not be considered as, legal or tax advice to holders. This discussion is for general information purposes only and is based upon the federal tax laws of Mexico (including the Mexican Income Tax Law and the Mexican Federal Tax Code) and the United States as in effect on the date of this annual report (including the Tax Treaty), which are subject to change, and such changes may have retroactive effect. Holders of our shares (or previous holders of our ADSs) should consult their own tax advisers as to the Mexican, U.S. or other tax consequences of the purchase, ownership and disposition of our shares, including, in particular, the effect of any foreign, state or local tax laws.

Mexican Tax Considerations

The following is a general summary of the principal consequences under the Mexican Income Tax Law (Ley del Impuesto sobre la Renta) and the rules and regulations thereunder, as currently in effect, of an investment in shares by a holder that is not a resident of Mexico and that will not hold the shares or a beneficial interest therein in connection with the conduct of a trade or business through a permanent establishment in Mexico (a “nonresident holder”).

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

Payment of Dividends

Dividends, either in cash or in kind, paid with respect to our shares will not be subject to Mexican withholding tax.

Taxation of Dispositions

Gains on the sale of shares by a non-Mexican holder will generally not be subject to Mexican income tax, provided that the transaction is carried out through (a) the Mexican Stock Exchange, (b) other securities exchanges or markets approved by the Mexican Ministry of Finance or (c) other securities exchanges or markets with ample securities trading that are located in countries with which Mexico has entered into an income tax treaty, such as the New York Stock Exchange, NASDAQ and the Mercado de Valores Latinoamericanos en Euros (Latibex).

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

In other cases, nonresident holders will be subject to Mexican income tax on the sale or other disposition of shares. Such nonresident holders should consult with their own tax advisers as to how Mexican income tax would apply to their circumstances.

Other Mexican Taxes

Under certain circumstances, a nonresident holder will not be liable for estate, inheritance or similar taxes with respect to its holdings of shares. A gratuitous transfer of shares by a nonresident holder, however, may in certain circumstances result in the imposition of Mexican tax upon the recipient. There are no Mexican stamp, issue, registration or similar taxes payable by a nonresident holder with respect to shares.

U.S. Federal Income Tax Considerations

Except as otherwise indicated, the following is a summary of certain U.S. federal income tax consequences to U.S. holders (as defined below) of the acquisition, ownership and disposition of shares. The summary does not purport to be a comprehensive description of all of the tax consequences of the acquisition, ownership or disposition of shares that may be relevant to U.S. holders. The summary applies only to U.S. holders that will hold their shares as capital assets and does not apply to special classes of U.S. holders such as dealers in securities or currencies, holders with a functional currency other than the U.S. dollar, holders of 10% or more of our voting shares, tax-exempt organizations, financial institutions, holders liable for the alternative minimum tax, securities traders electing to account for their investment in their shares on a mark-to-market basis, certain short-term holders of shares and persons holding their shares in a hedging transaction or as part of a straddle or conversion transaction.

For purposes of this discussion, a “U.S. holder” is a holder or beneficial owner of shares that is:

•	a citizen or resident of the United States of America;

•	a corporation organized under the laws of the United States of America or any state thereof; or

•	otherwise subject to U.S. federal income taxation on a net income basis with respect to the shares.

If a partnership holds our shares, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partners of a partnership holding our shares should consult their own tax advisers.

Each U.S. holder should consult such holder’s own tax adviser concerning the overall tax consequences to it of the ownership or disposition of shares that may arise under foreign, state and local laws.

Taxation of Distributions

In this discussion, we use the term “dividends” to mean distributions paid out of our current or accumulated earnings and profits with respect to our shares. In general, the gross amount of any dividends will be subject to U.S. federal income taxation. Dividends will be paid in pesos and will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day that they are received by the U.S.

holder. U.S. holders should consult their own tax advisers regarding the treatment of foreign currency gain or loss, if any, on any pesos received by a U.S. holder or depositary that are converted into U.S. dollars on a date subsequent to receipt. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2013 with respect to the L Shares, A Shares and AA Shares will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the L Shares, A Shares and AA Shares will be treated as qualified dividends if (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service has approved for the purposes of the qualified dividend rules and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company, or PFIC. The Tax Treaty has been approved for the purposes of the qualified dividend rules. In addition, based on our audited consolidated financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2010 or 2011 taxable years. In addition, based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2012 taxable year.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you on a subsequent disposition of the shares), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. However, we do not expect to keep earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend (as discussed above).

Dividends paid by us will not be eligible for the dividends-received deduction allowed to corporations under the U.S. Internal Revenue Code of 1986, as amended (the “Code”).

Distributions of additional shares to U.S. holders with respect to their shares that are made as part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax. The basis of any new shares so received will be determined by allocating the U.S. holder’s basis in the old shares and the new shares, based on the relative fair market values on the date of distribution. For U.S. tax purposes, any such tax-free share distribution generally would not result in foreign-source income to a U.S. holder. You should consult your own tax advisors regarding the application of the foreign tax credit rules to your investment in the shares.

Taxation of Dispositions

A U.S. holder will recognize gain or loss on the sale or other disposition of the shares in an amount equal to the difference between the U.S. holder’s basis in such shares (in U.S. dollars) and the amount realized on the disposition (in U.S. dollars, determined at the spot rate on the date of disposition or, for a cash basis U.S. holder (or an electing accrual basis U.S. holder), at the exchange rate in effect on the settlement date, if the amount realized is denominated in a foreign currency). Gain or loss realized by a U.S. holder on such sale or other disposition generally will be long-term capital gain or loss if, at the time of disposition, it was treated as having held the shares for more than one year. The net amount of long-term capital gain recognized by an individual holder is taxed at a reduced rate. Such gain or loss generally will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes. For purposes of calculating gain or loss with respect to a disposition of shares subsequent to a withdrawal of such shares in exchange for ADSs, a U.S. holder’s tax basis in such shares will, at the time of such withdrawal, have been the same as its tax basis in such ADSs. A U.S. holder’s holding period in such shares will include the holding period for such ADSs.

Gain, if any, realized by a U.S. holder on the sale or other disposition of the shares will be treated as U.S. source income for U.S. foreign tax credit purposes. Consequently, if a Mexican withholding tax is imposed on the sale or disposition of the shares, a U.S. holder that does not receive significant foreign source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of these Mexican taxes. U.S. holders should consult their own tax advisers regarding the application of the foreign tax credit rules to their investment in, and disposition of, our shares.

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

Information Reporting and Backup Withholding

Dividends on, and proceeds from the sale or other disposition of, the shares paid to a U.S. holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless the holder:

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

U.S. Tax Consequences for Non-U.S. holders

Distributions. A holder or beneficial owner of shares that is not a U.S. holder for U.S. federal income tax purposes (a “non-U.S. holder”) generally will not be subject to U.S. federal income or withholding tax on dividends received on shares, unless such income is effectively connected with the conduct by the holder of a U.S. trade or business.

Dispositions. A non-U.S. holder of shares will not be subject to U.S. federal income or withholding tax on gain realized on the sale of shares, unless:

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

EXCHANGE RATE AND INTEREST RATE RISKS

We are exposed to exchange rate risk and interest rate risk related to our indebtedness. Exchange rate risk exists principally with respect to our indebtedness denominated in currencies other than Mexican pesos. As of December 31, 2011, indebtedness denominated in foreign currencies was P.35,968 million, of which P.32,187 million was denominated in U.S. dollars and P.3,781 million was denominated in other currencies. Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. We had P.47,185 million of indebtedness bearing interest at floating rates at December 31, 2011.

We use derivative financial instruments to minimize the impact of fluctuations in exchange rates and floating interest rates on our indebtedness. We regularly assess our exposure and monitor opportunities to manage these risks. See Item  5. Operating and Financial Review and Prospects—Hedging.

SENSITIVITY ANALYSIS DISCLOSURES

Exchange Rates

The potential loss in fair value of financial instruments at December 31, 2011 that would have resulted from a hypothetical, instantaneous and unfavorable 10% change in currency exchange rates, taking into account our derivative transactions, would have been approximately P.675 million. Such a change in currency exchange rates would also have resulted in additional interest expense of approximately P.17 million per year, assuming no change in the principal amount of such indebtedness, reflecting the increased costs in pesos of servicing foreign currency indebtedness. This sensitivity analysis assumes an instantaneous unfavorable 10% change in exchange rates affecting the foreign currencies in which our indebtedness is denominated.

Interest Rates

The potential loss in fair market value of financial instruments at December 31, 2011 that would have resulted from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rate applicable to such financial instruments, taking into account our derivative transactions, would have been approximately P.1,427 million. This effect would be fully attributable to the impact of the interest rate change on fixed-rate financial assets and liabilities. A hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rate applicable to floating-rate financial assets and liabilities held at December 31, 2011, taking into account the effect of our derivative transactions, would have resulted in additional interest expense of approximately P.381 million per year, assuming no change in the principal amount of such indebtedness. The above sensitivity analyses are based on the assumption of an unfavorable 100 basis point movement of the interest rates applicable to each homogeneous category of financial assets and liabilities. A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same interest rate movement with each homogeneous category. As a result, interest rate risk sensitivity analysis may overstate the impact of interest rate fluctuations for such financial instruments, as consistently unfavorable.

Item 12.	Description of Securities Other Than Equity Securities

Item 12A.	Debt Securities

Not applicable.

Item 12B.	Warrants and Rights

Not applicable.

Item 12C.	Other Securities

Not applicable.

Item 12D.	American Depositary Shares

On December 19, 2011, we announced our intention to terminate our ADR programs. In accordance with the deposit agreements, JPMorgan, as depositary, provided 30 days’ notice of termination to all holders of ADRs before the termination became effective on January 30, 2012.

For the year ended December 31, 2011, the depositary paid us approximately U.S.$2.3 million, which includes reimbursements for certain expenses we incurred in connection with the ADR program, such as legal and accounting fees, listing fees, investor relations expenses and fees payable to service providers for the distribution of material to ADR holders.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Securities Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2011. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board. Our internal control over financial reporting includes those policies and procedures that:

(a)	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(b)	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and that receipts and expenditures of the Company are being made only in accordance with authorizations of our management and directors; and

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2011. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework and, with respect to the effectiveness of our information technology, the criteria set forth in the Control Objectives for Information and related Technology (COBIT).

Based on our assessment and those criteria, management believes that the Company maintained effective internal control over financial reporting as of December 31, 2011.

Mancera, S.C., a member practice of Ernst & Young Global, the independent registered public accounting firm that has audited our financial statements, has issued an attestation report on our internal control over financial reporting, which appears below.

There has been no change in our internal control over financial reporting during 2011 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

The Board of Directors and Shareholders

Teléfonos de México, S.A.B. de C.V.

We have audited Teléfonos de México, S.A.B. de C.V. and subsidiaries’ internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). Teléfonos de México, S.A.B. de C.V. and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by International Accounting Standards Board (“IFRS”). A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Teléfonos de México, S.A.B. de C.V. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011 based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated statements of financial position of Teléfonos de México, S.A.B. de C.V. and subsidiaries as of December 31, 2011 and 2010, and as of January 1, 2010, and the related consolidated statements of income, changes in equity and cash flows for each of the two years in the period ended December 31, 2011, and our report dated April 26, 2012 expressed an unqualified opinion thereon.

Mancera, S.C.
A member practice of
Ernst & Young Global

/s/ C.P.C. David Sitt Cofradía
C.P.C. David Sitt Cofradía

Mexico City, Mexico

April 26, 2012

Item 16A.	Audit Committee Financial Expert

Our Board of Directors has determined that Rafael Kalach M., the chairman of our audit and corporate practices committee and a member of our Board of Directors, qualifies as an audit committee financial expert. Rafael Kalach M. has a public accountant degree from the Universidad Nacional Autónoma de México. He has been a member of audit, finance and planning, and evaluation and compensation committees of various Mexican companies. Rafael Kalach M. qualifies as independent, as determined by our shareholders at their annual ordinary general meeting pursuant to the Mexican Securities Market Law and as defined under the rules of the NYSE and the NASDAQ Stock Market, Inc. that are applicable to foreign private issuers. See Item 6. Directors, Senior Management and Employees—Audit Committee.

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

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, Mancera, S.C., a member practice of Ernst & Young Global, an independent registered public accounting firm, and by other member practices of Ernst & Young Global during the years ended December 31, 2011 and 2010:

	Year ended December 31,
	2011	2010
	(in thousands of pesos)
Audit fees	P.31,953	P.38,501
Audit-related fees	296	1,896
Tax fees	—	877

Total fees	P.32,249	P.41,274

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

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table provides information on L Shares purchased by the Company and affiliated purchasers in 2011:

Year ended December 31, 2011	Total Number of L Shares Purchased(1)	Weighted Average Price Paid per L Share	Total Number of L Shares Purchased as Part of the Share Repurchase Program(2)	Weighted Average Price Paid per L Share Purchased as Part of the Share Repurchase Program	Approximate Peso Value (in Thousands) of L Shares that May Yet Be Purchased Under the Share Repurchase Program(3)
January 1-31	18,500,000	10.22	18,500,000	10.22	6,292,557
February 1-28	27,000,000	10.65	27,000,000	10.65	6,005,055
March 1-31	36,500,000	10.52	36,500,000	10.52	5,620,901
April 1-30	20,500,000	10.90	20,500,000	10.90	5,397,390
May 1-31	19,000,000	10.82	19,000,000	10.82	5,191,739
June 1-30	5,000,000	9.97	5,000,000	9.97	5,141,867
July 1-31	2,000,000	9.52	2,000,000	9.52	5,122,824
August 1-31					5,122,824
September 1-30					5,122,824
October 1-31					5,122,824
November 1-30	4,097,462,462	10.63			5,122,824
December 1-31	15,288,542	10.11			5,122,824

Total/Average	4,241,251,004	10.63	128,500,000	10.57

(1)	We do not repurchase our L Shares other than through the share repurchase program. An aggregate of 55,185,918 L Shares was purchased by our affiliates in 2011 in open-market transactions. An aggregate of 4,057,565,086 L Shares was purchased by América Móvil in a tender offer that closed on November 11, 2011.
(2)	We periodically repurchase our L Shares on the open market using funds authorized by our shareholders specifically for the repurchase of L Shares and A Shares by us at our discretion. On March 3, 2009, our shareholders authorized an additional P.10,000 million for the repurchase of L Shares and A Shares.
(3)	This is the approximate peso amount available at the end of the period for purchases of both L Shares and A Shares pursuant to the share repurchase program.

The following table provides information on A Shares purchased by the Company and affiliated purchasers in 2011:

Year ended December 31, 2011	Total Number of A Shares Purchased(1)	Weighted Average Price Paid per A Share	Total Number of A Shares Purchased as Part of the Share Repurchase Program(2)	Weighted Average Price Paid per A Share Purchased as Part of the Share Repurchase Program	Approximate Peso Value (in Thousands) of A Shares that May Yet Be Purchased Under the Share Repurchase Program(3)
January 1-31					6,292,557
February 1-28					6,005,055
March 1-31					5,620,901
April 1-30					5,397,390
May 1-31					5,191,739
June 1-30					5,141,867
July 1-31					5,122,824
August 1-31					5,122,824
September 1-30					5,122,824
October 1-31					5,122,824
November 1-30	57,747,784	10.78			5,122,824
December 1-31	294,100	10.08			5,122,824

Total/Average	58,041,884	10.78

(1)	We do not repurchase our A Shares other than through the share repurchase program. An aggregate of 742,626 A Shares was purchased by our affiliates in 2011 in open-market transactions. An aggregate of 57,299,258 A Shares was purchased by América Móvil in a tender offer that closed on November 11, 2011.
(2)	We periodically repurchase our A Shares on the open market using funds authorized by our shareholders specifically for the repurchase of L Shares and A Shares by us at our discretion. On March 3, 2009, our shareholders authorized an additional P.10,000 million for the repurchase of L Shares and A Shares.
(3)	This is the approximate peso amount available at the end of the period for purchases of both L Shares and A Shares pursuant to the share repurchase program.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

Not applicable.

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

See our consolidated financial statements beginning on page F-1, incorporated herein by reference.

Item 19.	Exhibits

Documents filed as exhibits to this annual report:

1.1	Amended and restated bylaws (estatutos sociales) of Teléfonos de México, S.A.B. de C.V., dated December 26, 2007 (English translation) (incorporated by reference to Exhibit 1.1 in our annual report on Form 20-F for the year ended December 31, 2008 (File No. 1-32741) filed on June 27, 2008).

2.1	Loan Agreement, dated as of August 11, 2006, among Teléfonos de México, S.A.B. de C.V., the lenders party thereto, Citibank, N.A., as administrative agent, ABN AMRO Bank N.V., BBVA Securities Inc., Citigroup Global Markets Inc., HSBC Securities (USA) Inc. and Calyon New York Branch, as joint bookrunners, ABN AMRO Bank N.V., as syndication agent, and Banco Bilbao Vizcaya Argentaria, S.A. and HSBC Securities (USA) Inc., as co-documentation agents (incorporated by reference to Exhibit 2.3 in our annual report on Form 20-F for the year ended December 31, 2006 (File No. 1-32741) filed on July 16, 2007).

7.1	Calculation of Ratios of Earnings to Fixed Charges.

8.1	List of significant subsidiaries of Teléfonos de México, S.A.B. de C.V.

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Omitted from the exhibits filed with this annual report are certain instruments and agreements with respect to long-term debt of Telmex, none of which authorizes securities in a total amount that exceeds 10% of the total assets of Telmex. We hereby agree to furnish to the SEC copies of any such omitted instruments or agreements as the Commission requests.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: April 26, 2012

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

By:	/s/ Carlos Fernando Robles Miaja
Name: Carlos Fernando Robles Miaja Title: Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Teléfonos de México, S.A.B. de C.V.

We have audited the accompanying consolidated statements of financial position of Teléfonos de México, S.A.B. de C.V. and subsidiaries as of December 31, 2011 and 2010, and as of January 1, 2010, and the related consolidated statements of income, changes in equity and cash flows for each of the two years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Teléfonos de México, S.A.B. de C.V. and subsidiaries as of December 31, 2011 and 2010, and as of January 1, 2010, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), Teléfonos de México, S.A.B. de C.V. and subsidiaries’ internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 26, 2012 expressed an unqualified opinion thereon.

Mancera, S.C. A member practice of Ernst & Young Global

/s/ C.P.C. David Sitt Cofradía
C.P.C. David Sitt Cofradía

Mexico City, Mexico

April 26, 2012

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Financial Position

(In thousands of Mexican pesos)

	As of December 31,				As of January 1,
	2011		2010		2010
Assets
Current assets:
Cash and cash equivalents (Note 4)	P.	1,795,004	P.	7,493,465	P.	14,379,768
Accounts receivable, net (Note 5)		22,028,064		17,118,359		20,425,556
Derivative financial instruments (Note 9)		6,114,677		6,695,899		12,088,437
Inventories, net		1,583,060		1,783,579		1,448,102
Prepaid expenses and other current assets		4,710,371		3,137,852		3,307,936

Total current assets		36,231,176		36,229,154		51,649,799

Property, plant and equipment, net (Note 6)		98,448,620		99,421,332		106,047,642
Licenses and trademarks, net (Note 7)		1,048,181		1,150,243		739,403
Equity investments (Note 8)		1,585,330		1,389,419		1,741,950
Net projected asset (Note 12)		22,327,733		16,290,368		15,214,802
Goodwill		103,289		103,289
Other assets, net		1,016,629		1,157,347		1,408,062

Total assets	P.	160,760,958	P.	155,741,152	P.	176,801,658

Liabilities and equity
Current liabilities:
Short-term debt and current portion of long-term debt (Note 9)	P.	12,675,567	P.	11,951,532	P.	19,768,894
Accounts payable and accrued liabilities (Note 10)		19,008,168		15,285,542		13,396,702
Derivative financial instruments (Note 9)		1,496,359		1,547,054		848,824
Taxes payable		1,325,773		2,443,268		2,211,626
Deferred revenues (Note 11)		1,279,312		916,092		1,100,052

Total current liabilities		35,785,179		32,143,488		37,326,098

Long-term debt (Note 9)		59,117,493		62,569,413		83,105,454
Deferred taxes (Note 17)		15,616,261		14,641,399		15,721,097
Deferred revenues (Note 11)		1,128,625		611,873		457,800

Total liabilities		111,647,558		109,966,173		136,610,449

Equity (Note 16):
Capital stock		5,441,295		5,467,035		5,473,815
Retained earnings:
Prior years		28,854,042		24,697,153		33,942,104
Current year		14,581,674		15,188,553

		43,435,716		39,885,706		33,942,104
Accumulated other comprehensive income items		(97,773)		112,881		733,200

Equity attributable to equity holders of the parent		48,779,238		45,465,622		40,149,119
Non-controlling interest		334,162		309,357		42,090

Total equity		49,113,400		45,774,979		40,191,209

Total liabilities and equity	P.	160,760,958	P.	155,741,152	P.	176,801,658

The accompanying notes are an integral part of these financial statements.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Income

(In thousands of Mexican pesos, except for earnings per share)

	For the years ended December 31
	2011		2010
Operating revenues:
Local service	P.	38,532,134	P.	41,006,772
Long distance service:
Domestic		11,844,937		12,264,837
International		5,990,456		5,646,278
Interconnection service		12,159,529		15,022,721
Data		36,472,290		32,877,711
Other		7,066,712		6,743,789

		112,066,058		113,562,108

Operating costs and expenses:
Costs of sales and services		38,112,775		34,579,540
Commercial, administrative y general expenses		22,381,383		22,296,801
Interconnection		6,549,218		10,561,053
Depreciation and amortization (Notes 6 and 7) (includes P.16,548,528 in 2011 and P.16,920,793 in 2010, not included in cost of sales and services)		16,936,390		17,500,371
Other expenses, net (Note 3s)		1,504,204		565,366

		85,483,970		85,503,131

Operating profit		26,582,088		28,058,977

Financing cost:
Interest income		(385,767)		(583,761)
Interest expense (Note 9)		4,942,014		5,732,227
Exchange loss (gain), net (Note 9)		205,136		(394,470)

		4,761,383		4,753,996

Equity interest in net profit of associated companies (Note 8)		115,071		195,910

Profit before income tax		21,935,776		23,500,891
Income tax (Note 17)		7,333,209		8,325,045

Net profit	P.	14,602,567	P.	15,175,846

Net profit attributable to:
Equity holders of the parent	P.	14,581,674	P.	15,188,553
Non-controlling interest		20,893		(12,707)

	P.	14,602,567	P.	15,175,846

Weighted average number of shares issued and outstanding (millions)		18,058		18,189

Earnings per share attributable to equity holders of the parent	P.	0.808	P.	0.835

The accompanying notes are an integral part of these financial statements.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

(In thousands of Mexican pesos)

	For the years ended December 31
	2011		2010

Net profit	P.	14,602,567	P.	15,175,846

Other comprehensive income items:
Changes in fair value of swaps		(441,108)		(938,452)
Deferred taxes		123,510		262,767

Net		(317,598)		(675,685)
Effect of translation of foreign entities		110,856		55,366

Total other comprehensive income items		(206,742)		(620,319)

Total other comprehensive income	P.	14,395,825	P.	14,555,527

Comprehensive income attributable to:
Equity holders of the parent	P.	14,371,020	P.	14,568,234
Non-controlling interest		24,805		(12,707)

	P.	14,395,825	P.	14,555,527

The accompanying notes are integral part of these financial statements.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2011 y 2010

(In thousands of Mexican pesos)

			Retained earnings								Effects of derivative financial				Total equity
	Capital stock		Legal reserve		Initial IFRS adoption effect		Unappropriated		Total		instruments acquired for hedging purposes		Effect of translation of foreign entities		attributable to equity holders of the parent		Non-controlling interest		Total equity
Balance at January 1, 2010	P.	5,473,815	P.	1,094,763	P.	6,352,085	P.	26,495,256	P.	33,942,104	P.	733,200	P.		P.	40,149,119	P.	42,090	P.	40,191,209
Comprehensive income :
Net profit for the year								15,188,553		15,188,553						15,188,553		(12,707)		15,175,846
Other comprehensive income items:
Changes in fair value of swaps, net of deferred taxes												(675,685)				(675,685)				(675,685)
Effect of translation of foreign entities														55,366		55,366				55,366

Comprehensive income for the year								15,188,553		15,188,553		(675,685)		55,366		14,568,234		(12,707)		14,555,527
Application of earnings approved by shareholders:
Cash dividends declared								(8,911,909)		(8,911,909)						(8,911,909)				(8,911,909)
Cash purchases of Company’s own shares		(6,780)						(333,042)		(333,042)						(339,822)				(339,822)
Non-controlling interest arising from a business combination																		279,974		279,974

Balance at December 31, 2010		5,467,035		1,094,763		6,352,085		32,438,858		39,885,706		57,515		55,366		45,465,622		309,357		45,774,979
Comprehensive income:
Net profit for the year								14,581,674		14,581,674						14,581,674		20,893		14,602,567
Other comprehensive income items:
Changes in fair value of swaps, net of deferred taxes												(317,598)				(317,598)				(317,598)
Effect of translation of foreign entities														106,944		106,944		3,912		110,856

Comprehensive income for the year								14,581,674		14,581,674		(317,598)		106,944		14,371,020		24,805		14,395,825
Application of earnings approved by shareholders:
Cash dividends declared								(9,698,631)		(9,698,631)						(9,698,631)				(9,698,631)
Cash purchases of Company’s own shares		(25,740)						(1,333,033)		(1,333,033)						(1,358,773)				(1,358,773)

Balance at December 31, 2011 (Note 16)	P.	5,441,295	P.	1,094,763	P.	6,352,085	P.	35,988,868	P.	43,435,716	P.	(260,083)	P.	162,310	P.	48,779,238	P.	334,162	P.	49,113,400

The accompanying notes are an integral part of these financial statements.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(In thousands of Mexican pesos)

	For the years ended December 31
	2011		2010
Operating Activities:
Profit before income tax	P.	21,935,776	P.	23,500,891
Plus (less) items not requiring the use of cash:
Depreciation		16,817,621		17,392,411
Amortization		118,769		107,960
Reserve for obsolete inventories for operation of the telephone plant		88,015		101,462
Equity interest in net income of associated companies		(115,071)		(195,910)
Gain on sale of associated company				(353,306)
Provisions for employee benefits		7,128,586		7,361,813
Interest expense		3,396,386		3,537,734
Exchange gain, net		4,774,002		(2,852,652)
Valuation of derivatives, net (Note 9)		(3,067,706)		4,400,236
Others				509

		51,076,378		53,001,148
Changes in operating assets and liabilities:
(Increase) decrease in:
Accounts receivable		(1,444,753)		1,350,844
Inventories		200,519		(335,477)
Prepaid expenses and other current assets		(1,572,519)		172,071
Other assets		139,994		277,488
(Decrease) increase in:
Employee benefits:
Contributions to trust fund				(289)
Benefits paid to employees		(11,472,579)		(6,438,985)
Accounts payable and accrued liabilities		172,409		(1,524,977)
Taxes on profits		(9,699,789)		(6,916,875)
Taxes payable		(1,117,495)		13,942
Deferred revenues		879,972		(31,893)

Net cash flows provided by operating activities		27,162,137		39,566,997

Investing activities:
Acquisition of property, plant and equipment		(14,211,587)		(9,362,448)
Acquisition of licenses		(15,983)		(6,620)
Acquisition of equity investments				(285,181)
Sale of equity investments				669,387
Dividends received from associated companies		3,991		126,000

Net cash flows used in investing activities		(14,223,579)		(8,858,862)

Cash surplus to be applied to financing activities		12,938,558		30,708,135

Financing activities:
New loans		18,635,000		10,135,980
Repayment of loans		(26,138,439)		(35,727,693)
Bond purchase premium paid		(338,833)
Cash purchases of Company’s own shares		(1,358,773)		(339,822)
Dividends paid		(9,508,964)		(8,736,965)
Derivative financial instruments		3,158,678		826,850
Interest paid		(3,085,688)		(3,752,788)

Net cash flows used in financing activities		(18,637,019)		(37,594,438)

Net decrease in cash and cash equivalents		(5,698,461)		(6,886,303)
Cash and cash equivalents at beginning of year		7,493,465		14,379,768

Cash and cash equivalents at end of year	P.	1,795,004	P.	7,493,465

Non-cash transactions related to investing activities:
Property, plant and equipment	P.	1,695,312	P.	1,393,673

The accompanying notes are an integral part of these financial statements

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(Thousands of Mexican pesos)

1.	Description of the Business and Significant Events

I.	Description of the Business

Teléfonos de México, S.A.B. de C.V. and its subsidiaries (collectively “the Company” or “TELMEX”) provide telecommunications services, primarily in Mexico, including domestic and international long distance and local telephone services, data services, the connection of customers with cellular networks (calling party pays), as well as the interconnection of domestic long distance carriers’ cellular telephone companies’ and local service carriers’ networks with the TELMEX local network. TELMEX also obtains revenues from the sale of telephone equipment and personal computers.

The amended Mexican government concession under which TELMEX operates was signed on August 10, 1990. The concession runs through the year 2026, but it may be renewed for an additional period of fifteen years. Among other significant aspects, the concession stipulates the requirements for providing telephony services and establishes the basis for regulating prices.

The prices to be charged for basic telephone services are subject to a cap determined by the Federal Telecommunications Commission (COFETEL). During the last eleven years, TELMEX management decided not to raise its prices for basic services.

TELMEX has concessions in Mexico to operate radio spectrum wave frequency bands to provide fixed wireless telephone services and to operate radio spectrum wave frequency bands for point-to-point and point-to-multipoint microwave communications.

The foreign subsidiary has licenses for use of point-to-point and point-to-multipoint links in the U.S.A.

The Corporate offices of the Company are located at Parque Vía 190, Colonia Cuauhtémoc, C.P. 06599, Mexico City, Mexico and its corporate website is www.telmex.com.

On April 17, 2012, TELMEX’s Audit Committee, Chief Executive Officer, General Counsel and Chief Financial Officer authorized the issuance of the accompanying consolidated financial statements and these notes as of December 31, 2011 and 2010, and as of January 1 2010, for each of the two years in the period ended December 31, 2011, and Management evaluated subsequent events through April 26, 2012.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(Thousands of Mexican pesos)

1.	Description of the Business and Significant Events (concluded)

II.	Significant Events

a) Public Offers

On May 11, 2010, América Móvil, S.A.B. de C.V. (América Móvil) launched two concurrent public exchange offers to acquire the outstanding shares of Carso Global Telecom, S.A.B. de C.V. (Carso Global Telecom), which was TELMEX’s controlling shareholder, and Telmex Internacional, S.A.B de C.V.. Carso Global Telecom was the direct holder of 59.4% of the outstanding shares of TELMEX. On June 16, 2010, América Móvil completed the acquisition of 99.4% of the outstanding shares of Carso Global Telecom, by means of a first public exchange offer. As a result, América Móvil indirectly owned 59.1% of the outstanding shares of TELMEX. Upon completion of this transaction, TELMEX became a subsidiary of América Móvil.

On October 11, 2011, América Móvil launched a public tender offer to acquire the outstanding shares of TELMEX, of which it was not already the direct or indirect holder. On November 11, 2011, América Móvil concluded the public tender offer to acquire the shares, and as a result of that offer, its direct and indirect ownership of the outstanding shares of TELMEX increased to 92.99%.

b) On December 19, 2011, at the Extraordinary General Meeting, the shareholders approved to proceed to delist and/ or cancel the registry or inscription of TELMEX´s shares or American Depositary Shares (“ADSs”), from the New York Stock Exchange (“NYSE”) and the NASDAQ Capital Market (“NASDAQ”) and its L Shares from the Mercado de Valores Latinoamericano en Euros in Madrid, Spain (“Latibex”), and to terminate its American Depositary Receipt (“ADRs”) programs. On January 31, 2012, TELMEX filed Form 25 with the U.S. Securities and Exchange Commission, after which TELMEX’s ADSs ended trading on the NYSE and NASDAQ. On the same date, TELMEX ended trading its L shares on Latibex. However, TELMEX shares will continue to be traded on the Bolsa Mexicana de Valores (Mexican Stock Exchange). On April 25, 2012, at the Extraordinary General Meeting, the shareholders approved the deregistration of the Company’s securities from the National Securities Registry (Registro Nacional de Valores) and the delisting from the Mexican Stock Exchange.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(Thousands of Mexican pesos)

2.	Adoption of International Financial Reporting Standards (IFRS)

The Company, with the respective authorization of its Board of Directors, Audit Committee, the Mexican Stock Exchange and the Mexican National Banking and Securities Commission, decided to adopt IFRS as issued by the International Accounting Standards Board (“IASB”) as of December 31, 2011, using a transition date as of January 1, 2010. As a result, the accompanying financial statements and the notes thereto have been prepared in accordance with IFRS.

The Company’s 2010 annual financial statements were prepared in conformity with Mexican Financial Reporting Standards (Mexican FRS). Mexican FRS differ in some aspects with IFRS. In the following paragraphs the effects of IFRS adoption on the financial statements previously issued under Mexican FRS are explained. Also, the reconciliations of the statements of financial position as of January 1, 2010 and December 31, 2010, as well as, the reconciliation of the statement of income for the year ended December 2010, which were previously prepared under Mexican FRS and modified in accordance with IFRS since the transition date, are included.

The financial statement transition has been carried out with the application of IFRS 1 “First time adoption of International Financial Reporting Standards”. This standard provides mandatory exceptions which prohibit the retroactive adoption of IFRS in some areas, particularly those in which retroactive adoption requires management professional judgment on past conditions after the transactions endings were already known.

The Company is a consolidated subsidiary of América Móvil. América Móvil adopted IFRS on December 31, 2010, with a transition date to IFRS of January 1, 2009. The Company is carrying forward in these financial statements, the IFRS adoption amounts of its assets and liabilities which were included in its América Móvil’s consolidated statement of financial position at their date of transition to IFRS, as permitted under IFRS 1.

TELMEX is applying the mandatory exceptions established in IFRS 1 for the retroactive application of other standards as of the transition date. Those IFRS are related to the following concepts:

1.	Determination of estimates

2.	Derecognition of financial assets and liabilities

3.	Hedge accounting

4.	Non-controlling interest

5.	Classification and measurements of financial assets

IFRS 1 also establishes optional exemptions to not retrospectively apply IFRS, in specific areas where the costs of complying with this requirement may exceed the benefits to be gained by users of the financial statements.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(Thousands of Mexican pesos)

2.	Adoption of International Financial Reporting Standards (IFRS) (continued)

The Company is applying the following optional exemptions:

a) Deemed cost

In accordance with IFRS 1, an entity may elect to measure an item of property, plant and equipment at the date of transition to IFRS at its fair value and use that fair value as its deemed cost at that date.

A first-time adopter may elect to use a previous GAAP revaluation of an item of property, plant and equipment at, or before, the date of transition to IFRS as deemed cost at the date of the revaluation, if the revaluation was, at the date of the revaluation, broadly comparable to:

(a)	Fair value; or

(b)	Cost or depreciated cost in accordance with IFRS, adjusted to reflect, for example, changes in a general or specific price index.

TELMEX decided to use the revalued cost of property, plant and equipment at January 1, 2009, determined in accordance with Mexican FRS, which includes the inflation effects through December 31, 2007, as their deemed cost for purposes of its América Móvil’s consolidated statement of financial position. Those deemed cost values, along with 2009 acquisitions, disposals and depreciation have been carried forward as the carrying value of property, plant and equipment at TELMEX’s January 1, 2010 transition date to IFRS.

b) Employee benefits

Cumulative actuarial losses

According to IAS 19, “Employee Benefits”, an entity may elect to use a corridor approach that leaves some actuarial gains and losses unrecognized. Retrospective application of this approach requires an entity to split the cumulative actuarial gains and losses from the inception of the plan until the date of transition to IFRS into a recognized portion and an unrecognized portion.

However, a first-time adopter may elect to recognize all cumulative actuarial gains and losses at the date of transition to IFRS, even if it uses the corridor approach for later actuarial gains and losses.

TELMEX decided to apply retrospectively the “corridor approach”, therefore, the recognition of the actuarial losses and gains has been deferred. The decrease in the net projected asset of P.1,216,055 at the transition date relates to the differences in the valuation of employee benefits between Mexican FRS and IFRS for the use of nominal rates for IFRS purposes instead of real rates as required for Mexican FRS purposes until December 31, 2007.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(Thousands of Mexican pesos)

2.	International Financial Reporting Standards Adoption (IFRS) (continued)

Deferred employee profit sharing

Mexican FRS D-3, “Employee Benefits”, requires the recognition of deferred employee profit sharing in the financial statements. IFRS do not provide specific guidelines for recognizing deferred employee profit sharing, therefore, the liability for deferred employee profit sharing of P. 3,954,136, was not recognized for IFRS purposes at the transition date.

Termination benefits

Mexican FRS D-3 requires the recognition of an actuarial provision for the termination benefits of the employment relationship for other reasons than a restructuring, while IFRS does not consider this situation. Accordingly, TELMEX reversed the liability of P.159,377 for termination benefits at the transition date.

c) Recognition of the effects of inflation on financial information

IAS 29 “Financial Reporting in Hyperinflationary Economies” requires the recognition of the inflation effects in the financial information when the entity operates in a hyperinflationary economic environment; one of the characteristics of a hyperinflationary economic environment is when the cumulative inflation rate in the prior three years is equal to or exceeds 100%.

The last three-year period in which Mexico ceased to be a hyperinflationary economic was in the period from 1996 to 1998. Therefore, the Company eliminated the effects of inflation from its non-monetary assets and liabilities, as well as from capital stock and legal reserve, recognized under Mexican FRS from January 1, 1999 through December 31, 2007.

d) Cumulative effects of translation of foreign entities

In accordance with IFRS1, a first-time adopter need not comply with IAS 21, “The Effects of Changes in Foreign Exchange Rates”. TELMEX applied this exemption. Therefore, the cumulative translation effect from foreign entities determined in conformity with Mexican FRS was deemed to be zero at the date of transition. Such amount recorded under Mexican FRS was P.134,550, net of deferred tax, at that date.

e) Credit risk of the Company and counterparty

IAS 39, “Financial Instruments: Recognition and Measurement”, requires the consideration of credit risk in determining the fair value of financial instruments. Credit risk is the risk that the counterparty will not meet its contractual obligations. For the transition to IFRS, TELMEX adjusted the fair value of the asset and liability position of the derivative financial instruments considering the credit risk of the counterparty.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(Thousands of Mexican pesos)

2.	International Financial Reporting Standards Adoption (IFRS) (continued)

Therefore, the fair value of the asset and liability position of the derivative financial instruments is presented net of the adjustment of the credit risk valuation, which includes both TELMEX’s own risk and the risk that comes from counterparties to the derivative financial instruments contracted. The credit risk amount at the date of transition was P.137,027.

f) Deferred taxes

As a result of the exceptions applied as well as the differences previously described, there were modifications in the accounting values of certain assets and liabilities. As a consequence, the deferred taxes were recalculated in accordance with IAS 12, “Income Taxes”, resulting in an increase of P.661,039 in the deferred tax liability at the IFRS transition date.

g) Statement of cash flows

The transition from Mexican FRS to IFRS did not have a material impact on the statement of cash flows.

h) Other

The transition from Mexican FRS to IFRS did not have a material impact on the other comprehensive income items.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(Thousands of Mexican pesos)

2.	International Financial Reporting Standards Adoption (IFRS) (continued)

Reconciliation of consolidated statements of financial position at January 1, 2010 (date of transition to IFRS) and at December 31, 2010

	Note 2	Amounts under Mexican FRS		Transition adjustments to IFRS		Amounts under IFRS		Amounts under Mexican FRS		Transition adjustments to IFRS		Amounts under IFRS
		as of January 1, 2010 (transition date)						as of December 31, 2010
Assets
Current Assets:
Cash and cash equivalents		P.	14,379,768			P.	14,379,768	P.	7,493,465			P.	7,493,465
Accounts receivable, net			20,425,556				20,425,556		17,118,359				17,118,359
Derivative financial instruments	e		12,225,550	P.	(137,113)		12,088,437		6,957,018	P.	(261,119)		6,695,899
Inventories, net			1,448,102				1,448,102		1,783,579				1,783,579
Prepaid expenses and other current assets	c		3,303,275		4,661		3,307,936		3,121,994		15,858		3,137,852

Total current assets			51,782,251		(132,452)		51,649,799		36,474,415		(245,261)		36,229,154

Property, plant and equipment , net			106,047,642				106,047,642		99,421,332				99,421,332
Licenses and trademarks, net	c		918,341		(178,938)		739,403		1,307,517		(157,274)		1,150,243
Equity investments	c		1,775,380		(33,430)		1,741,950		1,392,042		(2,623)		1,389,419
Net projected asset	b		16,430,857		(1,216,055)		15,214,802		17,342,200		(1,051,832)		16,290,368
Goodwill									103,289				103,289
Other assets , net	c		1,442,330		(34,268)		1,408,062		1,183,363		(26,016)		1,157,347

Total assets		P.	178,396,801	P.	(1,595,143)	P.	176,801,658	P.	157,224,158	P.	(1,483,006)	P.	155,741,152

Liabilities and equity
Current liabilities:
Short-term debt and current portion of long-term debt		P.	19,768,894			P.	19,768,894	P.	11,951,532			P.	11,951,532
Accounts payable and accrued liabilities			13,396,702				13,396,702		15,285,542				15,285,542
Derivative financial instruments	e		848,910	P.	(86)		848,824		1,561,294	P.	(14,240)		1,547,054
Taxes payable			2,211,626				2,211,626		2,443,268				2,443,268
Deferred revenues	c		1,104,175		(4,123)		1,100,052		917,377		(1,285)		916,092

Total current liabilities			37,330,307		(4,209)		37,326,098		32,159,013		(15,525)		32,143,488

Long-term debt			83,105,454				83,105,454		62,569,413				62,569,413
Employee benefits	b		4,113,513		(4,113,513)				3,516,686		(3,516,686)
Deferred taxes	f		15,060,058		661,039		15,721,097		14,132,763		508,636		14,641,399
Deferred revenues	c		466,696		(8,896)		457,800		622,351		(10,478)		611,873

Total liabilities			140,076,028		(3,465,579)		136,610,449		113,000,226		(3,034,053)		109,966,173

Equity:
Capital stock	c		9,020,300		(3,546,485)		5,473,815		9,008,985		(3,541,950)		5,467,035
Retained earnings :
Prior years	c		28,375,768		(785,749)		27,590,019		19,135,353		(790,285)		18,345,068
Initial IFRS adoption effect					6,352,085		6,352,085				6,352,085		6,352,085
Current year									15,384,162		(195,609)		15,188,553

			28,375,768		5,566,336		33,942,104		34,519,515		5,366,191		39,885,706

Accumulated other comprehensive income items	b, d, e		883,225		(150,025)		733,200		386,109		(273,228)		112,881

Equity attributable to equity holders of the parent			38,279,293		1,869,826		40,149,119		43,914,609		1,551,013		45,465,622
Non-controlling interest			41,480		610		42,090		309,323		34		309,357

Total equity			38,320,773		1,870,436		40,191,209		44,223,932		1,551,047		45,774,979

Total liabilities and equity		P.	178,396,801	P.	(1,595,143)	P.	176,801,658	P.	157,224,158	P.	(1,483,006)	P.	155,741,152

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(Thousands of Mexican pesos)

2.	International Financial Reporting Standards Adoption (IFRS) (concluded)

Reconciliation of consolidated statement of income for the year ended December 31, 2010

	Note 2	Amounts under Mexican FRS		Transition adjustments to IFRS	Amounts under IFRS
		for the year ended on December 31, 2010
Operating revenues:
Local service		P.	41,006,772		P.	41,006,772
Long distance service:
Domestic			12,264,837			12,264,837
International			5,646,278			5,646,278
Interconnection			15,022,721			15,022,721
Data	c		32,878,968	(1,257)		32,877,711
Others			6,743,789			6,743,789

			113,563,365	(1,257)		113,562,108

Operating costs and expenses:
Cost of sales and services	b, c		34,710,580	(131,040)		34,579,540
Commercial, administrative and general expenses	b, c		22,351,181	(54,380)		22,296,801
Interconnection			10,561,053			10,561,053
Depreciation and amortization	c		17,523,330	(22,959)		17,500,371
Other expenses, net	b			565,366		565,366

			85,146,144	356,987		85,503,131

Operating profit			28,417,221	(358,244)		28,058,977

Others expenses, net	b		78,337	(78,337)

Financing cost:

Interest income			(583,761)			(583,761)
Interest expense	c		5,733,627	(1,400)		5,732,227
Exchange gain, net			(394,470)			(394,470)

			4,755,396	(1,400)		4,753,996

Equity interest in net profit of associated companies			195,910			195,910

Profit before income tax			23,779,398	(278,507)		23,500,891
Income tax	f		8,407,940	(82,895)		8,325,045

Net profit		P.	15,371,458	(195,612)	P.	15,175,846

Net profit attributable to:

Equity holders of the parent		P.	15,384,162	(195,609)	P.	15,188,553
Non-controlling interest			(12,704)	(3)		(12,707)

		P.	15,371,458	(195,612)	P.	15,175,846

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(Thousands of Mexican pesos)

3.	Significant Accounting Policies and Practices

The principal accounting policies and practices followed by the Company in the preparation of these consolidated financial statements, in conformity with IFRS, are described below:

a) Basis of preparation

The accompanying financial statements have been prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB) (hereafter referred to as IFRS), in force at December 31, 2011, and are the first consolidated financial statements prepared by the Company under IFRS.

The preparation of these financial statements under IFRS requires the use of critical estimates and assumptions that affect the amounts reported for certain assets and liabilities, as well as certain income and expenses. It also requires that management exercise judgment in the application of the Company’s accounting policies.

The Mexican peso is the functional currency and reporting currency of these financial statements.

The consolidated financial statements as of December 31, 2010, which were previously prepared in accordance with the Mexican FRS, have been modified in accordance with IFRS since the transition date.

b) Consolidation and basis of translation of financial statements of foreign subsidiaries

i) Consolidation and equity method

The consolidated financial statements include the accounts of Teléfonos de México, S.A.B. de C.V and those of the subsidiaries over which the Company exercises control. All of the companies operate in the telecommunications field or provide services to companies relating to this activity.

Subsidiaries are fully consolidated from the acquisition date, which is the date when TELMEX obtains control, and continue to be consolidated until the date when TELMEX no longer has such control. The financial statements of the subsidiaries are prepared for the same reporting period as TELMEX, using consistent accounting policies.

All intercompany balances and transactions have been eliminated in the consolidated financial statements.

Non-controlling interest refers to certain subsidiaries in which the Company does not hold 100% of the shares. Non-controlling interest is presented as a separate caption of equity in the consolidated statements of financial position, and in the consolidated statements of income and statements of comprehensive income.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(Thousands of Mexican pesos)

3.	Significant Accounting Policies and Practices (continued)

The investments in associated companies in which the Company exercises significant influence are accounted for using the equity method, whereby TELMEX recognizes its share in the net income and equity of the associates (Note 8).

The results of operations of the subsidiaries and associates were incorporated in the Company’s consolidated financial statements as of the month following their acquisition.

TELMEX’s equity interest in its principal subsidiaries and associated companies is as follows:

		Equity interest at
Company		December 31		January 1, 2010
	Country	2011	2010
Subsidiaries:
Integración de Servicios TMX, S.A. de C.V.	Mexico	100%	100%	100%
Alquiladora de Casas, S.A. de C.V.	Mexico	100%	100%	100%
Cía. de Teléfonos y Bienes Raíces, S.A. de C.V.	Mexico	100%	100%	100%
Consorcio Red Uno, S.A. de C.V.	Mexico	100%	100%	100%
Teléfonos del Noroeste, S.A. de C.V.	Mexico	100%	100%	100%
Uninet, S.A. de C.V.	Mexico	100%	100%	100%
Telmex USA, L.L.C.	U.S.A.	100%	100%	100%

Associated companies:
Grupo Telvista, S.A. de C.V.	Mexico	45%	45%	45%
2Wire, Inc.	U.S.A.			13%

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(Thousands of Mexican pesos)

3.	Significant Accounting Policies and Practices (continued)

ii) Basis of translation of financial statements of foreign subsidiaries

The financial statements of foreign subsidiaries are consolidated after they are converted to IFRS in the functional currency, and then converted to the reporting currency. The assets and liabilities in the financial statements of subsidiaries were translated to Mexican pesos at the prevailing exchange rate at the end of the year, equity accounts were translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated. Revenues, costs and expenses were translated at the historical exchange rate. Translation differences are recorded in equity in the caption “Effect of translation of foreign entities”, under “Accumulated other comprehensive income items”.

c) Revenue recognition

Revenues are recognized at the time services are rendered. Local service revenues are related to new-line installation charges, monthly service fees, measured usage charges based on the number of calls made, and other service charges to subscribers. Local service revenues also include measured usage charges for prepayment plans, based on the number of minutes.

Revenues from the sale of prepaid telephone service cards are recognized based on an estimate of the usage of time covered by the prepaid card. Revenues from the sale of equipment are recorded when the product is delivered to the customer

Revenues from domestic and international long distance telephone services are determined on the basis of the duration of the calls and the type of service used, which are billed monthly based on the authorized prices. International long distance and interconnection service revenues also include the revenues earned under agreements with foreign carriers for the use of the Company’s facilities in interconnecting international calls. These services are regulated by agreements with these operators, in which the prices to be paid are defined.

Data revenues include revenues from services related to data transmission through private and managed networks and revenues from Internet access.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(Thousands of Mexican pesos)

3.	Significant Accounting Policies and Practices (continued)

d) Use of estimates

The preparation of financial statements in conformity with IFRS requires the use of estimates and assumptions in certain areas. Actual results could differ from these estimates. TELMEX based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of TELMEX. Such changes are reflected in the estimates and assumptions and the related effect in the financial statements when they occur.

These estimates refere principally to the following:

•	Estimate for useful lives of property, plant and equipment.

•	Liability and assets for pension and seniority premium benefits due to employees.

•	Allowance for doubtful accounts receivable.

•	Impairment in the value of long-lived assets, intangibles and goodwill.

•	Fair value of derivative financial instruments.

e) Financial assets and liabilities

Financial assets and liabilities within the scope of IAS 39 generally include investments in financial instruments, debt and equity instruments, accounts receivable and other accounts receivable, loans and financing, accounts payable and accrued liabilities and derivative financial instruments.

Financial assets and liabilities are initially recognized at fair value, plus directly attributable transactions costs, except for those designated upon initial recognition at fair value through profit or loss.

The subsequent measurement of financial assets and liabilities depends on how they are classified as either financial assets and liabilities measured at fair value, financial assets and liabilities held to maturity and available for sale, loans and accounts receivable.

The financial assets of TELMEX include cash and cash equivalents, trade accounts receivable and other accounts receivable, listed and unlisted financial instruments and derivative financial instruments.

Financial liabilities are classified into the following categories based on the nature of the financial instruments contracted or issued: financial liabilities measured at fair value and financial liabilities measured at their amortized cost.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(Thousands of Mexican pesos)

3.	Significant Accounting Policies and Practices (continued)

The Company’s financial liabilities include accounts payable to suppliers, deferred revenues, other accounts payable, loans and derivative financial instruments. Derivative financial instruments are recognized at fair value and short-and long-term debt, as well as accounts payable, are accounted for as financial liabilities measured at their amortized cost.

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is presented in the consolidated statement of financial position if, and only if (i) there is currently a legally enforceable right to compensate the recognized amounts, and (ii) there is the intention to either settle them on a net basis, or to realize the assets and settle the liabilities simultaneously.

Financial instruments fair value

At each financial statement reporting date, the fair value of financial instruments traded in active markets is determined based on market prices, or prices quoted by financial intermediaries (purchase price for asset positions and sales price for liability positions), without any deduction for transaction costs.

For financial instruments that are not traded in an active market, the fair value is determined using generally accepted valuation techniques. Such techniques may include using recent arm’s length market transactions, references to the current fair value of another financial instrument that is substantially similar, a discounted cash flow analysis or other valuation models.

Fair values are determined based on the following hierarchy:

•	Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2. Variables other than quoted prices in Level 1 that are observable for the asset or liability, either directly (prices) or indirectly (derived from prices) and;

•	Level 3. Variables used for the asset or liability that are not based on any observable market data (non-observable variables).

Note 13 provide an analysis of the fair values of the Company’s financial instruments.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(Thousands of Mexican pesos)

3.	Significant Accounting Policies and Practices (continued)

f) Cash and cash equivalents

Cash at banks earn interest at floating rates based on daily bank deposit rates. Cash equivalents are represented by short-term deposits made for varying periods of between one day and three months, depending on the immediate cash requirements of the Company, and earn interest at the respective short-term deposit rates. Such investments are stated at acquisition cost plus accrued interest, which is similar to their market value.

g) Allowance for doubtful accounts

The allowance for doubtful accounts is determined based on the Company’s historical experience, past due balances and economics trends, as well as the evaluation of accounts receivable in litigation seeking recovery. The allowance for doubtful accounts primarily covers the balances of accounts receivable greater than 90 days old.

The risk of uncollectibilitty from related parties receivables is evaluated annually based on an examination of each related party’s financial situation and the markets in which they operate.

h) Derivative financial instruments and hedging activities.

The Company is exposed to interest rate and foreign currency risks, which are mitigated through a controlled risk management program that includes the use of derivative financial instruments. The Company uses primarily cross-currency swaps and when necessary foreign currency forwards to offset the short-term risk of exchange rate fluctuations. In order to reduce the risks due to fluctuations in interest rates, the Company utilizes interest-rate swaps, through which it either pays or receives the difference between the net cash amount resulting from paying or receiving a fixed interest rate, and from receiving or paying a variable interest rate, on notional amounts denominated in Mexican pesos or U.S. dollars. Most of these derivative financial instruments qualify and have been designated as cash flow hedges.

The Company’s policy includes: (i) formal documentation of all hedging relationships between the hedging instruments and the hedged positions; (ii) the objectives of risk management, and (iii) the strategy for conducting hedging transactions. This process takes into account the relationship between the cash flows of the derivatives with the cash flows of the corresponding Company’s assets and liabilities recognized in the statement of financial position.

The effectiveness of the Company’s derivatives used for hedging purposes is evaluated prior to their designation as hedges, as well as during the hedging period, which is performed at least quarterly based on recognized statistical techniques. Whenever it is determined that a derivative is not highly effective as a hedge or that the derivative ceases to be a highly effective hedge, the Company ceases to apply hedge accounting for the derivative on a prospective basis. For the years ended December 31, 2011 and 2010, there were no gains or losses recognized due to changes in the accounting treatment of hedges.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(Thousands of Mexican pesos)

3.	Significant Accounting Policies and Practices (continued)

Derivative financial instruments are recognized in the statement of financial position at their fair values, which are obtained from the financial institutions with which the Company has entered into the related agreements. The Company’s policy is to verify such fair values against valuations provided by an independent valuation agent contracted by the Company. The effective portion of the cash flow hedge’s gain or loss is in equity under the caption “Accumulated other comprehensive income items”, while the ineffective portion is recognized in current year earnings. Changes in the fair value of derivatives that do not qualify as hedging instruments are recognized immediately in earnings.

The change in fair value recognized in earnings related to derivatives that are accounted for as hedges is presented in the same income statement caption as the gain or loss on valuation of the primary position.

i) Inventories

Inventories are valued using the average cost method. The balance of inventories presented in the statement of financial position does not exceed their net realizable value.

The net realizable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale.

The estimate of the net realizable value of inventories is determined based on their age and turnover.

j) Property, plant and equipment

Property, plant and equipment at the transition date to IFRS are recorded as discussed above. Property, plant and equipment acquired after the transition date are recorded at acquisition cost. Amounts are recorded net of accumulated depreciation less any impairment losses. The acquisition cost includes, in addition to the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management.

Depreciation is computed using the straight line method, based on the estimated useful lives of the related assets, beginning the month after they become available for use. Land is not depreciated (Note 6c).

The asset’s residual values, useful lives and depreciation methods are reviewed at each financial year end and adjusted prospectively, if appropriate.

For the years ended December 31, 2011 and 2010, the Company did not capitalize any financing costs since it did not have significant qualifying assets with prolonged acquisition periods.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(Thousands of Mexican pesos)

3.	Significant Accounting Policies and Practices (continued)

Inventories for the operation of the telephone plant are valued based on the average cost method.

The net book value of any component of property, plant and equipment or any other significant item is removed from the balance sheet at the time of the asset’s disposition or when no future economic benefits are expected from its use or sale. Any gains or losses on the disposition of property, plant and equipment represent the difference between net proceeds of the disposition, if any, and the net book value of the item at the time of disposition. These gains or losses are recognized in earnings upon disposition.

The carrying value of property, plant and equipment is reviewed whenever there are indicators of impairment in such assets. Whenever an asset’s recovery value, which is the greater of the asset’s selling price and its value in use (the present value of future cash flows), is less than the asset’s net carrying value, the difference is recognized as an impairment loss. For the years ended December 31, 2011 and 2010, there were no indicators of impairment in these long-lived assets.

k) Leases

When the risks and benefits inherent to the ownership of the leased asset remain mostly with the lessor, they are classified as operating leases and rent expense is charged to results of operations when incurred.

Property and equipment lease agreements are recognized as capital leases if (i) the ownership of the leased asset is transferred to the lessee upon termination of the lease; (ii) the agreement includes an option to purchase the asset at a price that is expected to be sufficiently lower than the fair value at the date the option becomes exercisable; (iii) the term of the lease is substantially the same as the remaining useful life of the leased asset; or (iv) the present value of minimum lease payments is substantially the same as the market value of the leased asset, net of any future benefit or residual value.

l) Licenses and trademarks

TELMEX records licenses at acquisition cost. The amortization period is based on the terms of the licenses, which range from 5 to 20 years. Trademarks are recorded at their estimated fair value at the date of acquisition, as determined by independent appraisers, and are amortized using the straight-line method over a 16-year period (Note 7).

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(Thousands of Mexican pesos)

3.	Significant Accounting Policies and Practices (continued)

m) Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at fair value at the acquisition date and the amount of any non-controlling interest in the acquiree. For each business combination, the acquirer measures the non-controlling interest in the acquiree either at fair value or at the proportionate share of the acquirer’s identifiable net assets. Acquisition-related costs incurred are expensed and included in administrative expenses.

The subsequent acquisition of non-controlling interest is considered a transaction between entities under common control and any difference between the purchase price and the carrying value of net assets acquired is recognized as an equity transaction.

Goodwill is initially measured as the excess of the acquisition price and the amount recognized for non-controlling interest, as measured at their fair value, over the net identifiable assets acquired and liabilities assumed.

n) Impairment in the value of long-lived assets

The Company has a policy in place for evaluating the existence of indicators of impairment in the carrying value of long-lived assets, including goodwill and intangibles. When there are such indicators, or in the case of assets whose nature requires an annual impairment analysis, the recovery value of the asset is estimated, which is the greater of its fair value, less any disposal costs, and its value in use. Value in use is determined by discounting estimated future cash flows, applying a discount rate after tax that reflect the time value of money and taking into consideration the specific risks associated with the asset. When the recovery value of an asset is below its net book value, impairment is considered to exist. In this case, the book value of the asset is reduced to the asset’s recovery value, recognizing the loss in results of operations for the respective period. Depreciation and/or amortization expense of future periods is adjusted based on the new accounting value determined for the asset over the asset’s remaining useful life. Impairment is analyzed for each asset individually, unless the asset does not generate cash inflows that are largely independent of those from other assets or group of assets (cash generating units).

In the estimation of impairment, the Company uses strategic plans, in which for periods longer than a year, projections are used based on such strategic plans applying a constant or decreasing expected growth rate.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(Thousands of Mexican pesos)

3.	Significant Accounting Policies and Practices (continued)

The premises used to make the financial forecasts were the following:

•	Current subscribers and expected growth.

•	Market situation and penetration expectations

•	Investments in maintenance of the current assets

•	Market consolidation and synergies

Weighted average cost of capital (WACC) and market participants

To determine the discount rate, the Company uses WACC. For the variables used in its estimation, the Company utilized public information at the date closest to the financial statement reporting date.

The estimated discount rate used for the impairment tests conducted pursuant to IAS 36, considers the evaluation of market participant assumptions, considering their similarity to the Company’s businesses.

o) Accrued liabilities

Accrued liabilities are recognized whenever (i) the Company has current obligations (legal or constructive) resulting from a past event, (ii) when it is probable the obligation will give rise to a future outflow of economic resources for its settlement and (iii) the amount of the obligation can be reliably estimated.

When the effect of the time value of money is significant, the amount of the liability is determined as the present value of the expected disbursements to settle the obligation. The discount rate applied is determined on a pre-tax basis and reflects current market conditions at the statement of financial position date and, where appropriate, the risks specific to the liability. When discounting is used, an increase in the liability is recognized as an interest expense.

Contingent liabilities are recognized only when it is probable they will give rise to a future outflow of economic resources for their settlement. Also, commitments are only recognized when they will generate a loss.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(Thousands of Mexican pesos)

3.	Significant Accounting Policies and Practices (continued)

p) Employee benefits

The cost of pension benefits and seniority premiums are recognized periodically during the years of service of personnel, based on actuarial computations made by independent actuaries using the projected unit-credit method (Note 12).

Actuarial (losses) gains are being amortized over a period of 11 years, which is the estimated average remaining working lifetime of Company employees.

q) Exchange differences

Transactions in foreign currency are recorded at the prevailing exchange rate on the day of the related transactions. Foreign currency denominated monetary assets and liabilities are valued at the prevailing exchange rate at the statement of financial position date. Exchange differences from the transaction date to the time foreign currency denominated monetary assets and liabilities are settled, as well as those arising from the translation of foreign currency denominated balances at the statement of financial position date, are charged or credited to results of operations.

r) Taxes on profits

Current and deferred income taxes are recorded as an income or expense in the statement of income, except to the extent that the tax arises from a transaction or event which is recognized, in the same or a different period, outside profit or loss, either in other comprehensive income or in equity.

Current income tax

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the tax authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date.

Deferred income tax

Deferred income taxes are recognized using the asset and liability method. Under this method, deferred income taxes are recognized on all differences between the financial reporting and tax values of assets and liabilities, applying the enacted income tax rate effective as of the statement of financial position date, or the enacted rates at that date that will be in effect when the deferred tax assets and liabilities are expected to be recovered or settled.

The Company periodically evaluates the possibility of recovering deferred tax assets and, if necessary, creates a valuation allowance for those assets that do not have a high probability of being realized.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(Thousands of Mexican pesos)

3.	Significant Accounting Policies and Practices (continued)

s) Statement of income presentation

Costs and expenses shown in the Company’s statement of income are presented based on a combination of their nature and function, in accordance with industry practice since such classification allows for an appropriate evaluation of operating profit.

The “Operating profit” caption is shown in the statement of income since it is an important indicator used for evaluating the Company’s operating results.

The “Other expenses, net” caption includes employee profit sharing for the current period of P.1,693,372 (P.1,998,105 in 2010).

t) Statement of cash flows

The statement of cash flows shows the entity’s cash inflows and outflows during the period. Also, the statement of cash flows begins with profit before income tax, followed by cash flows from operating activities, then cash flows from investing activities and finally cash flows from financing activities.

The statement of cash flows for the years ended December 31, 2011 and 2010 were prepared using the indirect method.

u) Earnings per share

Earnings per share are determined by dividing net income attributable to equity holders of the parent by the weighted-average number of shares outstanding during the year. In determining the weighted-average number of shares outstanding during the year, shares acquired by the Company have been excluded.

v) Concentration of risk

The main financial instruments used by the Company for financing purposes are bonds, domestic senior notes, bank loans, derivative financial instruments and accounts payable. The Company holds several financial assets, such as cash and cash equivalents, accounts receivable and prepaid expenses that come directly from its operations.

The main risks associated with the Company’s financial instruments are cash flow risk, liquidity risk, market risk and credit risk. The Company uses sensitivity analyses to measure the potential losses based on a theoretical increase of 100 basis points in interest rates and a 10% fluctuation in the relevant exchange rates. The Board of Directors approves the policies submitted by management to manage these risks.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(Thousands of Mexican pesos)

3.	Significant Accounting Policies and Practices (continued)

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

Financial instruments which potentially subject the Company to concentrations of credit risk are cash and cash equivalents; trade accounts receivable, debt and derivative financial instruments. Pension fund assets are subject to market risk. The Company’s policy is designed to not restrict its exposure to any one financial institution; therefore, the Company’s financial instruments are maintained in different financial institutions.

The credit risk in accounts receivable is diversified because the Company has a broad customer base. The Company continuously evaluates the credit conditions of its customers and does not require collateral to guarantee collection of its accounts receivable. In the event the collection of accounts receivable deteriorates significantly, the Company’s results of operations could be adversely affected.

A portion of the Company’s cash surplus is invested in term deposits with financial institutions with high credit scores.

Sensitivity analysis

Exchange rates

The potential loss in the Company’s financial instruments at December 31, 2011 that would have resulted from a hypothetical, instantaneous and unfavorable 10% change in currency exchange rates, in which the foreign currency debt is denominated, would have been P.675,204. Such a change in currency exchange rates would also have resulted in additional interest expense of P. 17,274 per year. The sensitivity analysis assumes an unfavorable change in the exchange rate, a fair value estimate of financial instruments and no change in the principal amount of such indebtedness. The sensitivity analysis includes the derivative financial instruments contracted as of December 31, 2011.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(Thousands of Mexican pesos)

3.	Significant Accounting Policies and Practices (continued)

Interest rates

The potential loss in the Company’s financial instruments at December 31, 2011 that would have resulted from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rate applicable to such financial instruments would have been P.1,427,380. This effect would be fully attributable to the impact of the interest rate change on fixed-rate financial assets and liabilities. Additionally, it would have resulted in additional interest expense of P.381,411 per year. The sensitivity analysis assumes an unfavorable change in the interest rates applicable to each homogeneous category of financial assets and liabilities, a fair value estimate of financial instruments and no change in the principal amount of such indebtedness. The sensitivity analysis includes the derivative financial instruments contracted as of December 31, 2011. A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same interest rate movement with each homogeneous category. As a result, this interest rate risk sensitivity analysis may overstate the impact of interest rate fluctuations for such financial instruments, as consistently unfavorable.

w) Segments

Segment information is presented based on information used by the Company in its decision-making processes (Note 18).

Local and long distance segment information differs from the information presented in the consolidated financial statements due to:

•	Segment information only includes those companies that are directly involved in rendering local and long distance telephone services in Mexico.

•	Local service includes: revenues from basic rent, measured service, installation charges, equipment sales and interconnection.

•	Long distance service includes: revenues from basic services of domestic and international long distance services; it does not include revenues from rural and public telephony and data services.

•	The services being disclosed include the corresponding attributes for interconnection, billing, collections, and co-location and leased lines.

•	Interconnection with cellular operators includes revenues from calling party pays service.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(Thousands of Mexican pesos)

3.	Significant Accounting Policies and Practices (continued)

x) New accounting pronouncements

The IFRS improvements and modifications as well as the interpretations that have been published in 2011 are as follows. At the financial statements’ date, these standards have not become effective, and the Company has not early adopted them.

	New Standards	Mandatory application Date
IFRS 9	Financial Instruments: Classification and Measurement	January 1, 2015
IFRS 10	Consolidated Financial Statements	January 1, 2013
IFRS 11	Joint Arrangements	January 1, 2013
IFRS 12	Disclosure of Interests in Other Entities	January 1, 2013
IFRS 13	Fair Value Measurement	January 1, 2013

IFRS 9 “Financial Instruments”

The standard introduces new requirements for the classification and measurement of financial assets, permitting early adoption. It requires that all the financial assets be classified on the basis of the business model for the financial assets management and the characteristics of the contractual cash flows of the financial assets. Under this standard, the financial assets are measured either at amortized cost or fair value. Only the financial assets classified as measured at amortized cost should be tested for impairment. Its application is effective beginning January 1, 2015, with early adoption allowed.

IFRS 10 “Consolidated Financial Statements”

This statement replaces the section of IAS 27 “Consolidated and separate financial statements” which refers to accounting for consolidated financial statements. It also includes matters included in SIC 12 “Consolidation-Special purpose entities”. IFRS 10 establishes a sole model of control that applies to all entities (including special purpose entities or structured entities). The changes in IFRS 10 will require the Company’s management apply professional judgment when determining which entity is controlled and must be consolidated, as compared to the requirements of IAS 27.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(Thousands of Mexican pesos)

3.	Significant Accounting Policies and Practices (continued)

IFRS 11 “Joint Arrangements”

IAS 31 “Interests in Joint Ventures” and SIC 13 “Jointly Controlled Entities – Non-Monetary Contributions by Venturers” are replaced by IFRS 11 “Joint Arrangements”. IFRS 11 used some of the terminology that was used in IAS 31, but with different meanings. While IAS 31 identifies three forms of joint ventures, IFRS 11 has only two forms of joint arrangements (joint venture and joint operation) when joint control exits. Because IFRS 11 uses the control principle in IFRS 10 to identify control, the determination if there is joint control may change. Also IFRS 11 removes the option to account for jointly-controlled entities using proportionate consolidation. Instead, those jointly-controlled entities must be accounted for using the equity method. For joint operations, those including jointly-controlled assets, start-up joint operations and start-up jointly-controlled entities, an entity must recognize its share of assets, liabilities, revenues and expenses in accordance with the applicable IFRS.

IFRS 12 “Disclosure of Interests in Other Entities”

IFRS 12 includes all the disclosures that were in IAS 27 related to consolidation, as well as the disclosures previously included in IAS 31 and IAS 28. These disclosures refer to the participation in related entities, joint arrangements, associated companies and structured entities. New disclosures are also required.

IFRS 13 “Fair Value Measurement”

IFRS 13 establishes a sole-source guide about fair value measurement, when such is required or allowed by IFRS. It does not change when an entity must use fair value. The standard changes the fair value definition to the price that could be received when an asset is sold, or the price that could be paid to settle a liability, in a normal transaction between market participants at the valuation date (exit price). In addition, IFRS 13 requires new disclosures.

The Company is still evaluating the impact that the aforementioned IFRS may have on the consolidated financial statements.

Improvement and modifications to existing IFRS are as follows:

	Improvements and modifications	Mandatory application date
IAS 1	Presentation of Financial Statements	July 1, 2012
IAS 19	Employee Benefits	January 1, 2013

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(Thousands of Mexican pesos)

3.	Significant Accounting Policies and Practices (concluded)

IAS 1 “Presentation of Financial Statements”

The IAS 1 modifications are related to the presentation of “other comprehensive income”, giving the option to present the statement of income and the statement of comprehensive income in a sole financial statement or as separate financial statements. It also changes paragraphs related with information that has to be presented in the statement of income and in other comprehensive income. These changes implicate modifications in other standards that are affected by this improvement. These changes are mandatory beginning on July 1, 2012. Early adoption is allowed, in which case, such must be disclosed.

IAS 19 “Employee Benefits”

On June 16, 2011, the IASB published modifications to IAS 19, “Employee Benefits”, which changes the accounting for defined benefit plans and termination benefits. The modifications require the recognition of the changes in the defined benefit obligation and plan assets when they occur, eliminating the corridor approach and accelerating the recognition of past service costs. Changes in the defined benefit obligation and plan assets are divided in three components: service cost, net interest of net (assets) liabilities of defined benefits and remeasurements of the net (assets) liabilities for defined benefits. The net interest is calculated using a rate of return for high quality corporate bonds, which may be less than the current rate used to calculate the expected return on the plan assets, resulting in a decrease to the profit for the current period. The modifications are effective beginning January 1, 2013, with early adoption allowed. Also retrospective application is required with certain exceptions.

The Company is still evaluating the impact that the aforementioned IFRS may have on the consolidated financial statements. However, the Company expects the amended guidance, upon adoption, to result in the recognition of unamortized actuarial losses, described in Note 12, in “Accumulated other comprehensive income items” in equity.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(Thousands of Mexican pesos)

4.	Cash and Cash Equivalents

An analysis of cash and cash equivalents at December 31, 2011 and 2010 and at January 1, 2010 is as follows:

	December 31,				January 1,
	2011		2010		2010
Cash and bank accounts	P.	1,018,210	P.	817,630	P.	1,010,973
Cash equivalents		776,794		6,675,835		13,368,795

Total	P.	1,795,004	P.	7,493,465	P.	14,379,768

5.	Accounts Receivable

a) An analysis of accounts receivable at December 31, 2011 and 2010 and at January 1, 2010 is as follows:

	December 31,				January 1,
	2011		2010		2010
Customers	P.	21,712,314	P.	19,947,405	P.	19,798,942
Recoverable taxes		3,727,276		623,876		2,728,510
Related parties (Note 15)		684,405		892,786		894,535
Net settlement receivables		207,116		181,856		417,152
Other		1,204,706		1,037,916		895,298

		27,535,817		22,683,839		24,734,437
Less:
Allowance for doubtful accounts		5,507,753		5,565,480		4,308,881

Total	P.	22,028,064	P.	17,118,359	P.	20,425,556

b) For the years ended December 31, 2011 and 2010, the changes in the allowance for doubtful accounts is as follows:

	December 31,
	2011		2010
Beginning balance at January 1	P.	5,565,480	P.	4,308,881
Increase charged to expenses		1,887,839		2,748,738
Write-offs		(1,945,566)		(1,492,139)

Ending balance at December 31	P.	5,507,753	P.	5,565,480

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(Thousands of Mexican pesos)

5.	Accounts Receivable (concluded)

c) The following table shows a breakdown of accounts receivable based on their age at December 31, 2011 and 2010 and at January 1, 2010:

	December 31,				January 1,
	2011		2010		2010
Neither past due nor impaired	P.	12,976,621	P.	11,822,530	P.	12,368,374
Past due:
1 to 30 days		1,641,984		1,456,275		1,542,194
31 to 60 days		664,542		695,282		744,035
61 to 90 days		572,951		589,176		714,274
More than 90 days		5,856,216		5,384,142		4,430,065

Total	P.	21,712,314	P.	19,947,405	P.	19,798,942

6.	Property, Plant and Equipment

a) An analysis of property, plant and equipment is as follows:

	December 31,				January 1,
	2011		2010		2010
Telephone plant and equipment	P.	90,486,725	P.	80,517,734	P.	74,678,526
Land and buildings		19,360,900		19,256,651		18,897,589
Computer equipment and other assets		17,393,028		14,477,001		10,319,560

		127,240,653		114,251,386		103,895,675
Less:
Accumulated depreciation		33,536,677		17,066,858

Net		93,703,976		97,184,528		103,895,675
Construction in progress and advances to equipment suppliers		782,175		244,469		409,074
Inventories for operation of the telephone plant		3,962,469		1,992,335		1,742,893

Total	P.	98,448,620	P.	99,421,332	P.	106,047,642

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(Thousands of Mexican pesos)

6.	Property, Plant and Equipment (concluded)

b) An analysis of the changes in property, plant and equipment is as follows:

Changes	Telephone plant and equipment		Land and buildings		Computer equipment and other assets		Construction in progress and advances to equipment suppliers		Inventories for operation of the telephone plant		Total
Cost:
January 1, 2010	P.	74,678,526	P.	18,897,589	P.	10,319,560	P.	409,074	P.	1,742,893	P.	106,047,642
Additions		6,269,925		379,800		4,199,788		4,094,146		4,200,493		19,144,152
Retirements and transfers		(416,478)		(20,738)		(39,613)		(4,258,751)		(3,951,051)		(8,686,631)
Effect of translation		(14,239)				(2,734)						(16,973)

December 31, 2010		80,517,734		19,256,651		14,477,001		244,469		1,992,335		116,488,190
Additions		10,888,721		118,708		3,350,580		7,443,116		7,307,836		29,108,961
Retirements and transfers		(1,008,578)		(14,594)		(436,529)		(6,905,410)		(5,337,702)		(13,702,813)
Effect of translation		88,848		135		1,976						90,959

December 31, 2011	P.	90,486,725	P.	19,360,900	P.	17,393,028	P.	782,175	P.	3,962,469	P.	131,985,297

Depreciation:
January 1, 2010
Depreciation for the year	P.	13,481,385	P.	852,883	P.	3,058,143					P.	17,392,411
Retirements		(303,732)		(2,544)		(14,411)						(320,687)
Effect of translation		(4,866)										(4,866)

December 31, 2010		13,172,787		850,339		3,043,732						17,066,858
Depreciation for the year		13,211,655		813,979		2,791,987						16,817,621
Retirements		(6,288)		(5)		(412,312)						(418,605)
Effect of translation		69,935		6		862						70,803

December 31, 2011	P.	26,448,089	P.	1,664,319	P.	5,424,269					P.	33,536,677

Book value:
At December 31, 2011	P.	64,038,636	P.	17,696,581	P.	11,968,759	P.	782,175	P.	3,962,469	P.	98,448,620

At December 31, 2010	P.	67,344,947	P.	18,406,312	P.	11,433,269	P.	244,469	P.	1,992,335	P.	99,421,332

At January 1, 2010	P.	74,678,526	P.	18,897,589	P.	10,319,560	P.	409,074	P.	1,742,893	P.	106,047,642

Construction in progress refers mainly to projects related to telephone plant, which are scheduled to be completed and transferred to the plant during the first half of 2012.

c) Depreciation of the telephone plant and equipment is calculated at annual rates ranging from 3.3% to 20.0%. The rest of the Company’s assets, excluding land, are depreciated at rates ranging from 10% to 33.3%. Depreciation charged to operating costs and expenses was P.16,817,621 in 2011 and P.17,392,411 in 2010.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(Thousands of Mexican pesos)

7.	Licenses and Trademarks

An analysis of licenses and trademarks at December 31, 2011, and 2010 and at January 1, 2010 is as follows:

	December 31,				January 1,
	2011		2010		2010
Licenses, net	P.	619,935	P.	693,535	P.	739,403
Trademarks, net		428,246		456,708

Total	P.	1,048,181	P.	1,150,243	P.	739,403

Licenses

An analysis of licenses cost and their amortization at December 31, 2011 and 2010 and January 1, 2010 is as follows:

	December 31,				January 1,
	2011		2010		2010
Cost	P.	1,405,424	P.	1,389,441	P.	1,342,115
Accumulated amortization,		785,489		695,906		602,712

Net	P.	619,935	P.	693,535	P.	739,403

An analysis of the changes in 2011 and 2010 is as follows:

	Balance at January 1, 2011		Cost and amortization for the year		Balance at December 31, 2011
Cost	P.	1,389,441	P.	15,983	P.	1,405,424
Accumulated amortization		695,906		89,583		785,489

Net	P.	693,535	P.	(73,600)	P.	619,935

	Balance at January 1, 2010		Translation effect		Effect of acquired companies		Cost and amortization for the year		Balance at December 31, 2010
Cost	P.	1,342,115	P.	19,281	P.	21,425	P.	6,620	P.	1,389,441
Accumulated amortization		602,712		2,447				90,747		695,906

Net	P.	739,403	P.	16,834	P.	21,425	P.	(84,127)	P.	693,535

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(Thousands of Mexican pesos)

7.	Licenses and Trademarks (concluded)

Trademarks

At December 31, 2011 and 2010, the Company has trademarks of certain acquired companies in 2010, which were recognized at their fair value, based on appraisals performed by independent experts.

An analysis of trademarks and their amortization at December 31, 2011 and 2010 is as follows:

	December 31,
	2011		2010
Cost	P.	473,310	P.	473,310
Accumulated amortization		45,064		16,602

Net	P.	428,246	P.	456,708

An analysis of changes in trademarks at 2011 is as follows:

	Balance at January 1, 2011		Cost and amortization for the year		Balance at December 31, 2011
Cost	P.	473,310	P.		P.	473,310
Accumulated amortization		16,602		28,462		45,064

Net	P.	456,708	P.	(28,462)	P.	428,246

The amortization expense of other deferred charges was P.724 and P.611 for the years ended December 31, 2011 and 2010, respectively.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(Thousands of Mexican pesos)

8.	Investments

Equity investments

An analysis of equity investments in associated companies and a brief description of each are as follows:

	December 31,				January 1,
	2011		2010		2010
Equity investments in:
Grupo Telvista, S.A. de C.V.	P.	897,770	P.	784,875	P.	907,973
2Wire, Inc.						270,228
Other associated companies		687,560		604,544		563,749

	P.	1,585,330	P.	1,389,419	P.	1,741,950

Grupo Telvista

TELMEX holds 45% of the capital stock of Grupo Telvista, S.A. de C.V. (Grupo Telvista) which, through its subsidiaries, provides telemarketing services in Mexico and the U.S.A. For the year ended December 31, 2011, TELMEX’s equity interest in the net profit of Grupo Telvista gave rise to a credit to results of operations of P.63,313 (credit of P.24,022 in 2010) ) and a credit to equity of P.49,582 (charge of P.21,120 in 2010). In September 2010, TELMEX received a dividend of P.126,000.

2Wire

On October 20, 2010, TELMEX sold to Pace, Plc its 13% equity interest in 2Wire, Inc. (2Wire) for P.744,231. Such sale gave rise to a gain of P.353,306. For the year ended December 31, 2010, TELMEX’s equity interest in the net profit of 2Wire gave rise to a credit to results of operations of P.120,697.

Other associated companies

For the year ended December 31, 2011, TELMEX’s equity interest in other associated companies represented a net credit to results of operations of P.51,758 (net credits of P.51,191 in 2010) and a credit to equity of P.35,249 (charge of P.10,396 in 2010). In 2011, TELMEX received dividends for P.3,991 from other associated companies.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(Thousands of Mexican pesos)

9.	Debt

Short-term and long-term debts consist of the following:

	Weighted average interest rate at			Maturities from	Balance at December 31,				Balance at January 1,
	31/12/11	31/12/10	01/01/10	2012 through	2011		2010		2010
Debt denominated in foreign currency:
Senior notes	5.5%	5.5%	5.2%	2019	P.	13,031,014	P.	16,044,459	P.	29,361,181
Bank loans	0.9%	0.8%	0.7%	2018		22,759,931		21,665,623		40,074,814
América Móvil		0.6%						6,178,550
Others	2.0%	2.0%	2.0%	2022		177,115		186,313		238,353

Total debt denominated in foreign currency						35,968,060		44,074,945		69,674,348

Debt denominated in Mexican pesos:
Senior notes	8.8%	8.8%	8.8%	2016		4,500,000		4,500,000		4,500,000
Domestic senior notes	6.4%	6.3%	6.3%	2037		21,400,000		25,900,000		25,900,000
América Móvil	5.0%			2015		9,870,000
Bank loans	5.4%	5.5%	4.8%	2012		55,000		46,000		2,800,000

Total debt denominated in Mexican pesos						35,825,000		30,446,000		33,200,000

Total debt						71,793,060		74,520,945		102,874,348
Less short-term debt and current portion of long-term debt						12,675,567		11,951,532		19,768,894

Long-term debt					P.	59,117,493	P.	62,569,413	P.	83,105,454

The above-mentioned rates are subject to market variances and do not include the effect of the Company’s agreement to reimburse certain lenders for Mexican withholding taxes. The Company’s weighted-average cost of debt at December 31, 2011 (including interest expense, interest rate swaps, fees and withholding taxes, and excluding exchange rate variances) was approximately 5.9% (6.6% in 2010 and 5.9% at January 1, 2010).

Short-term debt and current portion of long-term debt consist of the following:

	Balance at December 31,				Balance at January 1,
	2011		2010		2010
Short-term debt:
Bank loans	P.	55,000	P.	46,000
América Móvil				6,178,550

		55,000		6,224,550

Current portion of long-term debt:
Senior notes					P.	12,405,765
Domestic senior notes		4,800,000		4,500,000
Bank loans		7,820,567		1,226,982		7,363,129

		12,620,567		5,726,982		19,768,894

Total	P.	12,675,567	P.	11,951,532	P.	19,768,894

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(Thousands of Mexican pesos)

9.	Debt (continued)

Senior notes:

a)	In the first quarter of 2005, TELMEX issued bonds in the amount of P.19,658,640 (U.S.$1,750 million), divided into two issuances of P.10,659,810 and P.8,998,830 (U.S.$950 million and U.S.$800 million, respectively), the first maturing in January 2010 and bearing an annual interest of 4.75%, and the second maturing in 2015 and bearing an annual interest of 5.5%. Interest is payable semiannually.

On January 27, 2010, TELMEX repaid the first issuance for P.12,294,140 (U.S.$950 million). For the year ended December 31, 2011, interest expense on these bonds was P.425,295 (P.628,617 in 2010).

b)	On January 26, 2006, TELMEX issued abroad a bond denominated in Mexican pesos in the amount of P.4,500,000, which matures in 2016 and bears an annual interest of 8.75%. For the year ended December 31, 2011, interest expense on the bond was P.403,582 (P.406,656 in 2010).

c)	On November 12, 2009, TELMEX issued a bond in the amount of P.6,615,400 (U.S.$500 million), which matures in 2019 and bears an annual interest of 5.5%, payable semiannually. For the year ended December 31, 2011, interest expense on the bond was P.284,253 (P.367,648 in 2010).

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

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(Thousands of Mexican pesos)

9.	Debt (continued)

Syndicated loans:

In 2004, the Company entered into a syndicated loan, which was restructured in 2005 and 2006 to improve the credit conditions and increase the total loan amount to P.32,408,400 (U.S.$3,000 million) split into three tranches. Tranche A for P.14,043,640 (U.S.$1,300 million) with a three-year maturity. Tranche B for P.10,802,800 (U.S.$1,000 million) with a five-year maturity. Tranche C for P.7,561,960 (U.S.$700 million) with a seven-year maturity. In August 2009, TELMEX prepaid the total amount of tranche A, which was scheduled to mature in October 2009. In November 2010, TELMEX prepaid the total amount of tranche B, which was scheduled to mature in October 2011. The balance of tranche C at December 31, 2011, is included under banks loans (debt denominated in foreign currency), and is scheduled to mature during 2012 and 2013. On March 21, 2012, TELMEX prepaid an amount of U.S.$235 million of tranche C, which was mainly scheduled to mature in August 2012.

On June 30, 2006, TELMEX entered into a syndicated loan agreement in the amount of P.5,595,050 (U.S.$500 million) split into two tranches in equal amounts of P.2,797,525 (U.S.$250 million) with maturities of four years and six years, respectively. In March 2010, TELMEX prepaid the total amount of the first tranche, for which the original maturity was scheduled for June 2010. On March 6, 2012, TELMEX prepaid the total amount of the second tranche, for which the original maturity was scheduled for June 2012.

Substantially all of the bank loans bear interest equal to the London Inter-Bank Offered Rate (LIBOR) plus a specified margin. For the year ended December 31, 2010, interest expense on these loans was P.166,924 (P.162,539 in 2010).

América Móvil:

a)	On November 12, 2010, TELMEX entered into two loan agreements with América Móvil, the first one in the amount of P.2,454,280 (U.S.$200 million) maturing in December 2010, and the second in the amount of P.6,135,700 (U.S.$500 million) maturing in October 2011. These loans beared interest equal to LIBOR plus a specified margin. Both loans were repaid on their maturity dates. In 2011, interest expense on these loans was P.26,489 (P.6,048 in 2010).

b)	In July, 2011, TELMEX entered into a revolving credit line in Mexican pesos with América Móvil maturing in July 2015. This loan bears interest equal to the Mexican interbank equilibrium interest rate (“TIIE”) plus a margin of 20 basis points. During 2011, TELMEX drew down an amount of P.17,600,000 and made repayments amounting to P.6,230,000. From January through March 2012, TELMEX drew down an additional amount of P.6,700,000 and made repayments amounting to P.1,200,000.

On December 27, 2011, América Móvil partially transferred rights and obligations of a principal amount of P.11,370,000 of this credit to its subsidiary Sercotel, S.A. de C.V. (Sercotel). In December 2011 and January 2012, TELMEX repaid P.1,500,000 and P.300,000 to Sercotel, respectively.

In 2011, interest expense on these loans was P.122,215.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(Thousands of Mexican pesos)

9.	Debt (continued)

Domestic senior notes (“Certificados Bursátiles”):

On December 19, 2007, TELMEX obtained authorization from the CNBV for a program to issue long-term domestic senior notes in a total amount of P.10,000,000. In April 2008, domestic senior notes in the amount of P.1,600,000 were issued. In July 2009, TELMEX placed domestic senior notes in two issuances for a total amount of P.8,000,000. In July 2011, TELMEX repaid P.4,000,000 of the domestic senior notes issued in July 2009.

On September 18, 2009, TELMEX obtained authorization from the CNBV for a dual program to issue short and long-term domestic senior notes in a total amount of P.15,000,000 (nominal amount). In November 2009, TELMEX placed long-term domestic senior notes in two issuances for a total amount of P.6,000,000.

Some domestic senior notes bear fixed-rate interest, while others bear interest equal to TIIE plus a specified margin. For the year ended December 31, 2011, interest expense on long-term domestic senior notes was P.1,532,099 (P.1,663,516 in 2010).

Restrictions:

A portion of the debt is subject to certain restrictions with respect to maintaining certain financial ratios, as well as restrictions on selling a significant portion of groups of assets, among others. At December 31, 2011, the Company was in compliance with all these requirements.

A portion of the debt is also subject to early maturity or repurchase at the option of the holders in the event of a change in control of the Company, as so defined in each instrument. The definition of change in control varies from instrument to instrument; however, no change in control shall be considered to have occurred as long as Carso Global Telecom or its current shareholders continue to hold the majority of the Company’s voting shares.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(Thousands of Mexican pesos)

9.	Debt (continued)

Foreign currency debt:

An analysis of the foreign currency denominated debt at December 31, 2011 is as follows:

	Foreign currency (in thousands)	Exchange rate at December 31, 2011 (in units)		Equivalent in Mexican pesos
U.S. dollar	2,302,550	P.	13.9787	P.	32,186,660
Japanese yen	19,891,200		0.1812		3,604,285
Euro	9,761		18.1444		177,115

Total				P.	35,968,060

Long-term debt maturities at December 31, 2011 are as follows:

Years	Amount
2013	P.	11,867,163
2014		8,986,152
2015		18,537,891
2016		7,179,120
2017 and thereafter		12,547,167

Total	P.	59,117,493

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(Thousands of Mexican pesos)

9.	Debt (continued)

Derivative financial instruments and hedging activities:

At December 31, 2011 and 2010 and at January 1, 2010, the derivative financial instruments held by the Company are as follows:

	(amounts in millions)
	December 31,								At January 1, 2010
	2011				2010
Instrument	Notional amount		Fair value asset (liability)		Notional amount		Fair value asset (liability)		Notional amount		Fair value asset (liability)

Asset:
Cross currency swaps	U.S.$	2,101	P.	6,115	U.S.$	3,487	P.	6,696	U.S.$	4,178	P.	12,088

Liabilities:
Interest-rate swaps in pesos	P.	12,840	P.	(1,496)	P.	16,649	P.	(1,526)	P.	23,752	P.	(729)
Forwards dollar-peso					U.S.$	40		(21)	U.S.$	245		(120)
Cross currency coupon swaps									U.S.$	50

Total			P.	(1,496)			P.	(1,547)			P.	(849)

To reduce the risks related to fluctuations in exchange and interest rates, the Company uses derivative financial instruments as hedges associated with its debt. The derivative financial instruments principally used by the Company are as follows:

Cross currency swaps

At December 31, 2011, the Company had cross currency swaps that hedge foreign currency denominated liabilities of P.29,363,270 (U.S.$2,101 million) (P.43,091,161 or U.S.$3,487 million at December 31, 2010) (P.54,557,723 or U.S.$4,178 at January 1, 2010), These cross currency swaps hedge the exchange rate and interest rate risks associated with bonds that mature in 2015 and 2019 in the total amount of U.S.$739 million and bank loans that mature from 2011 to 2018 of U.S.$1,362 million. These agreements allow the Company to fix the parity of such debt at a weighted-average exchange rate of P.10.9869 per U.S. dollar, as well as to set a fixed interest rate of 8.59% for the bond maturing in 2015 and a floating rate equal to the average 28-day TIIE less a specified margin for the bond maturing in 2019 and for the bank loans.

The change in the fair value of these cross currency swaps that offset the exchange gain on the foreign-currency denominated debt for the year ended December 31, 2011 was a net charge of P.4,625,428 (charge of P.2,108,445 in 2010).

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(Thousands of Mexican pesos)

9.	Debt (concluded)

Forwards dollar-peso

At December 31, 2011, the Company had no foreign currency forward contracts outstanding. At December 31, 2010, the Company had short-term foreign currency forwards with a notional amount of P.494,284 (U.S.$40 million) (P.3,199,382 or U.S.$245 million at January 1, 2010). For the year ended December 31, 2011, the Company recognized a net charge of P.12,094 (charge of P.97,295 in 2010), as part of the net exchange gain, due to changes in the fair value of these forwards.

Interest-rate swaps

At December 31, 2011, the Company had interest-rate swaps for an aggregate notional amount of P.12,840,470 (P.16,649,250 at December 31, 2010) (P.23,752,125 at January 1, 2010), to hedge the floating interest rate risk of its debt in Mexican pesos, fixing such rate at an average of 8.46%.

At January 1, 2010, the Company had cross currency coupon swap contracts that hedged interest payment cash flows of P.652,935 (U.S.$50 million).

In 2011, the Company recognized a net expense for these swaps in interest expense of P.958,835 (P.1,687,679 in 2010).

In 2011, the ineffective portion of the cash flow hedges was a net expense of P.586,793 (P.506,815 in 2010), recognized in interest expense.

The Company’s derivatives are acquired in over-the counter markets, mostly from the same financial institutions with which it has contracted its debt.

Several of the Company’s agreements under which it has negotiated its derivative financial instruments require margin calls when the fair value of the derivatives exceeds the Company’s existing credit lines of P.5,940,948 (U.S.$425 million). At December 31, 2011, 58% of the Company’s outstanding derivatives correspond to these types of agreements; however, no margin calls had been required at such date.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(Thousands of Mexican pesos)

10.	Accounts Payable and Accrued Liabilities

An analysis of accounts payable and accrued liabilities is as follows:

	December 31,				At January 1, 2010
	2011		2010
Suppliers	P.	8,407,930	P.	4,426,398	P.	2,081,727
Employee benefits		2,613,866		3,017,073		2,804,324
Related parties (Note 15)		786,186		1,314,356		1,602,128
Vacation accrual		1,371,449		1,333,231		1,284,578
Accrual for other contractual employee benefits		1,043,700		1,104,135		1,230,645
Dividends payable		1,144,341		1,123,388		1,106,119
Sundry creditors		1,122,254		956,722		750,440
Interest payable		560,823		625,986		936,516
Other		1,957,619		1,384,253		1,600,225

	P.	19,008,168	P.	15,285,542	P.	13,396,702

The activity in the main accruals for the years ended December 31, 2011 and 2010 is as follows:

Vacation accrual:

	2011		2010
Beginning balance at January 1	P.	1,333,231	P.	1,284,578
Increase charged to expenses		1,750,249		1,701,334
Payments		(1,712,031)		(1,652,681)

Ending balance at December 31	P.	1,371,449	P.	1,333,231

Accrual for other contractual employee benefits:

	2011		2010
Beginning balance at January 1	P.	1,104,135	P.	1,230,645
Increase charged to expenses		3,614,663		3,528,045
Payments		(3,675,098)		(3,654,555)

Ending balance at December 31	P.	1,043,700	P.	1,104,135

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(Thousands of Mexican pesos)

11.	Deferred Revenues

Deferred revenues consist of the following at December 31, 2011 and 2010, and at January 1, 2010:

	December 31,				At January 1, 2010
	2011		2010
Short-term:
Advance billings	P.	1,195,614	P.	889,823	P.	1,005,480
Advances from customers		83,698		26,269		94,572

		1,279,312		916,092		1,100,052
Long-term:
Advance billings		1,128,625		611,873		457,800

Total	P.	2,407,937	P.	1,527,965	P.	1,557,852

At December 31, 2011 and 2010 the activity is as follows:

	2011		2010
Beginning balance at January 1	P.	1,527,965	P.	1,557,852
Increases during the year		9,820,192		9,213,919
Recognized in revenues		(8,940,220)		(9,243,806)

Ending balance at December 31,	P.	2,407,937	P.	1,527,965

Deferred revenues consist of revenues obtained for services that will be provided to customers within a certain period. Deferred revenues are recognized in the statement of income when they are realized. As of December 31, 2011, deferred revenues include P.851,595 related to services to be rendered to a related party on a long-term basis.

12.	Employee Benefits

Pension plans and seniority premiums

The majority of the Company’s employees are covered under defined benefit pension plans and seniority premiums. Pension benefits and seniority premiums are determined on the basis of compensation of employees in their final year of employment, their seniority, and their age at the time of retirement.

The Company has set up an irrevocable trust fund to finance these employee benefits and has adopted the policy of making contributions to such fund when it is considered necessary, which are deductible for Mexican corporate income tax and employee profit sharing purposes. The most important information related to employee benefits is as follows:

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(Thousands of Mexican pesos)

12.	Employee Benefits (continued)

Analysis of net periodic cost:

	December 31,
	2011		2010
Labor cost	P.	5,036,684	P.	4,850,844
Finance cost on defined benefit obligation		19,418,689		17,751,583
Projected return on plan assets		(21,665,379)		(19,680,678)
Amortization of past service cost		23,705		23,705
Amortization of variances in actuarial assumptions		2,621,515		2,418,254

Net periodic cost	P.	5,435,214	P.	5,363,708

Analysis of changes in the defined benefit obligation:

	December 31,
	2011		2010
Defined benefit obligation at beginning of year	P.	216,927,167	P.	197,332,833
Labor cost		5,036,684		4,850,844
Finance cost on defined benefit obligation		19,418,689		17,751,583
Actuarial loss		5,025,389		7,608,718
Benefits paid to employees		(11,472,579)		(6,438,985)
Payments from trust fund		(710,120)		(4,177,826)

Defined benefit obligation at end of year	P.	234,225,230	P.	216,927,167

Analysis of changes in plan assets:

	December 31,
	2011		2010
Established fund at beginning of year	P.	180,580,128	P.	163,995,375
Projected return on plan assets		21,665,379		19,680,678
Actuarial (loss) gain		(16,988,768)		1,081,612
Contributions to trust fund				289
Payments from trust fund		(710,120)		(4,177,826)

Established fund at end of year	P.	184,546,619	P.	180,580,128

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(Thousands of Mexican pesos)

12.	Employee Benefits (continued)

Analysis of the net projected asset:

	December 31,				At January 1, 2010
	2011		2010
Insufficiency of plan assets for defined benefit obligation	P.	(49,678,611)	P.	(36,347,039)	P.	(33,337,458)
Unamortized actuarial loss		71,964,612		52,571,970		48,463,118
Past service cost and changes to plan		41,732		65,437		89,142

Net projected asset	P.	22,327,733	P.	16,290,368	P.	15,214,802

In 2011, the net actuarial loss of P.22,014,157 resulted from (i) the effect of an unfavorable actuarial variance of P.16,988,768 due to the behavior of the plan assets resulting from a decrease in the value of the trust fund’s investments in shares of companies and in fixed-yield investments due to variances in reference rates, and (ii) an actuarial loss of P.5,025,389 attributable principally to the fact that the number of employees who retired was greater than the number estimated at the beginning of the year, and the salary and pension benefits of the retired employees were higher than estimated at the beginning of the year.

In 2010, the net actuarial loss of P.6,527,106 resulted from (i) the effect of a favorable actuarial variance of P.1,081,612 due to the behavior of the plan assets resulting from an increase in the value of the trust fund’s investments in shares of companies and in fixed-yield investments due to variances in reference rates, and (ii) an actuarial loss of P.7,608,718 attributable principally to the fact that the number of employees who retired was greater than the number estimated at the beginning of the year, and the salary and pension benefits of the retired employees were higher than estimated at the beginning of the year.

At December 31, 2011 and 2010, the rates used in the actuarial study are as follows:

Nominal rates %
Discount of employee benefits:
Long-term average	9.2
Increase in salaries:
Long-term average	4.5

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(Thousands of Mexican pesos)

12.	Employee Benefits (concluded)

Plan assets:

The percentages invested in plan assets are as follows:

	At December 31,		At January 1, 2010
	2011	2010
Debt instruments	49.6	46.4	45.9
Equity instruments	50.4	53.6	52.7
Other investments			1.4

	100.0	100.0	100.0

As of December 31, 2011, the fair value of TELMEX’s securities held by the plan assets was P.1,482,834 (P.3,368,416 at December 31, 2010). Also, the plan assets include 44.4% and 44.7% of securities of related parties at December 31, 2011 and 2010, respectively. The purchases and sales of these securities made by the plan were at market value.

13.	Other Financial Assets and Liabilities

Fair Value Hierarchy

At December 31, 2011 and 2010 and at January 1, 2010, TELMEX had financial instruments measured at fair value in its consolidated statement of financial position as follows.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(Thousands of Mexican pesos)

13.	Other Financial Assets and Liabilities (concluded)

	Measurement of fair value at December 31, 2011
	Level 1		Level 2		Level 3	Total
Assets
Derivatives			P.	6,114,677		P.	6,114,677
Pension plan assets	P.	184,546,619					184,546,619

Total	P.	184,546,619	P.	6,114,677		P.	190,661,296

Liabilities
Debt	P.	40,654,330	P.	32,238,457		P.	72,892,787
Derivatives				1,496,359			1,496,359

Total	P.	40,654,330	P.	33,734,816		P.	74,389,146

	Measurement of fair value at December 31, 2010
	Level 1		Level 2		Level 3	Total
Assets
Derivatives			P.	6,695,899		P.	6,695,899
Pension plan assets	P.	180,580,128					180,580,128

Total	P.	180,580,128	P.	6,695,899		P.	187,276,027

Liabilities
Debt	P.	48,176,958	P.	27,630,582		P.	75,807,540
Derivatives				1,547,054			1,547,054

Total	P.	48,176,958	P.	29,177,636		P.	77,354,594

	Measurement of fair value at January 1, 2010
	Level 1		Level 2		Level 3	Total
Assets
Derivatives			P.	12,088,437		P.	12,088,437
Pension plan assets	P.	163,995,375					163,995,375

Total	P.	163,995,375	P.	12,088,437		P.	176,083,812

Liabilities
Debt	P.	59,102,292	P.	41,953,744		P.	101,056,036
Derivatives				848,824			848,824

Total	P.	59,102,292	P.	42,802,568		P.	101,904,860

For the years ended December 31, 2011 and 2010, no transfers were made between Level 1 and Level 2 fair value measurement techniques.

The fair value of cash and cash equivalents, accounts receivables, accounts payables and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(Thousands of Mexican pesos)

14.	Commitments and Contingencies

Commitments

At December 31, 2011, TELMEX has commitments for the purchase of equipment of P.10,143,202 (P.4,563,286 in 2010), which include P.1,155,645 (P.1,338,560 in 2010) of commitments with related parties. Payments made under the related purchase agreements aggregated to P.3,974,739 in 2011 (P.2,628,469 in 2010).

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

b) Since 2007, the Federal Commission of Economic Competition (COFECO) initiated eight investigations to evaluate if Teléfonos de México, S.A.B. de C.V. (onward “Telmex”) and Teléfonos del Noroeste, S.A. de C.V., (onward “Telnor”) have substantial power and engages in monopolistic practices in certain markets.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(Thousands of Mexican pesos)

14.	Commitments and Contingencies (continued)

The preliminary findings of four of these probes have been issued, in which COFECO has determined that Telmex and Telnor have substantial control in the following areas: (i) termination of public switched traffic; (ii) origination of public switched traffic; (iii) local transit services; and (iv) leasing of lines or circuits. Telmex and Telnor have expressed their disagreement with the proceedings, and later challenged the findings and submitted evidence against the allegations.

In the four markets in question, COFECO has already confirmed its resolutions and Telmex and Telnor filed the applicable motions for appeal, which COFECO denied. Telmex and Telnor have filed relief (amparo) proceedings against COFECO’s denial of the motions for appeal. The rulings in some of these relief proceedings have already been handed down, while others are still pending.

In the case of the origination of public switched traffic and the leasing of lines or circuits markets, the courts upheld the denial of the motions for appeal filed by Telnor, which effectively upheld COFECO’s judgment that Telnor had substantial control over these markets.

In the case of the origination of public switched traffic market, through a proceeding, the COFETEL may mandate specific obligations for Telnor in such market.

In the case of the wholesale market for leasing of private circuits, in October 2011, the SCT and COFETEL submitted a draft of an agreement regarding the specific obligations for the Company related to prices, service quality, and information, for review by the Federal Commission for the Improvement of Regulations (COFEMER). In March 2012, COFEMER issued a complete final ruling on this draft project and in April 2012, COFETEL published the agreement in the Official Gazette. The Company believes that if the agreement is deemed to apply to Telnor, it would have an adverse impact on the Company’s revenues and results of operations. The Company will therefore consider all appropriate legal challenges to the agreement’s applicability to Telnor.

In the case of the termination of public switched traffic market, by way of its denial of the Company’s motions for appeal, COFECO has already confirmed its original ruling that Telmex and Telnor have substantial control. As a result of this confirmation, Telmex and Telnor filed relief (amparo) proceedings, which are still pending resolution.

Lastly, in the case of the transit services rendered to other long-distance services providers related to the package of 198 local service areas, Telmex and Telnor are waiting for rulings on the relief (amparo) proceedings filed by them against COFECO’s final reports in which it determined that Telmex and Telnor have substantial control over this market.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(Thousands of Mexican pesos)

14.	Commitments and Contingencies (continued)

If the disputed resolutions are ultimately upheld, COFETEL, after completing the applicable procedure, may establish specific obligations for the Company regarding the prices, quality of services and information in the markets in question. The exact nature of these regulations and their impact on the business cannot be known in advance, but they will likely reduce the Company’s flexibility and its ability to adopt competitive market policies. It is also impossible to predict what timeframe the Company will take to adopt the new regulations and whether it will actually be able to do so.

Regarding the four remaining probes, as a result of its probe into the fixed-network interconnection services market, COFECO has determined that Telmex engaged in monopolistic practices. Telmex has filed relief (amparo) proceedings against this ruling and their cases are pending resolution. Regarding the broad-band internet market for domestic residential customers and the interurban transport for switched long-distance traffic services markets, COFECO ordered the probes closed upon determining that there is no evidence that Telmex and Telnor engaged in monopolistic practices. Lastly, with respect to the local and national long-distance dedicated links wholesale leasing services market, COFECO issued and notified to Telmex and Telnor probable fault (Oficio de Probable Responsabilidad) which the Company will object.

There is no certainty as to what the outcome of these probes will be, but they may be against the interests of Telmex and Telnor and result in regulations, restrictions or monetary fines being imposed on both companies.

The Company believes, based on the advice of external lawyers who are handling this matter, that although the Company’s arguments are well-founded, there is no certainty that Telmex and Telnor will obtain favorable results.

c) The Mexican Social Security Institute (IMSS) audited Teléfonos de México, S.A.B. de C.V. for the 1997-2001 period. At the conclusion of the audit, IMSS determined that Teléfonos de México, S.A.B. de C.V. owed a total of approximately P.330,000 (historical amount), in taxes, fines, surcharges and re-expression for inflation at July 2, 2003. Teléfonos de México, S.A.B. de C.V. filed an appeal to nullify these findings and related assessment with the Federal Court of Justice for Tax and Administrative Matters. In accordance with Mexican law, by means of a trust fund established with a banking institution, the Company guaranteed payment of the tax assessment in the amount of P.568,869 through July 19, 2010. The Regional Metropolitan Chamber court nullified the ruling; however, IMSS filed a motion for appeal. In October 2009, the court handling the appeal ruled in favor of the Company. Therefore, the ruling issued on the nullity of the fee settlement schedules became final. Consequently, Teléfonos de México, S.A.B. de C.V. initiated proceedings to dissolve the trust fund guaranteeing the payment of the amounts sought by IMSS. The trust was dissolved on January 22, 2010, which was the date on which Teléfonos de México; S.A.B. de C.V. recognized the income from canceling this contingency.

As a result, since the tax liabilities have been annulled and the amount pledged in guaranty was returned to Teléfonos de México, S.A.B. de C.V. on January 22, 2010, this matter is considered closed.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(Thousands of Mexican pesos)

14.	Commitments and Contingencies (concluded)

d) On February 10, 2009, COFETEL published a Fundamental Technical Plan of Interconnection and Inter-operability, or the Fundamental Technical Plan in the Official Gazette. As it is currently worded, the Fundamental Technical Plan could have a negative impact on both Telmex and Telnor, and on the telecommunications sector in general, since it establishes certain obligations for telephone service providers.

Telmex and Telnor have legally challenged the plan through a number of available channels and have presented evidence to demonstrate the illegality and unconstitutionality of the Fundamental Technical Plan. Telmex’s case is pending resolution, while Telnor was granted relief (amparo) against the Fundamental Technical Plan. As a result of this ruling, the Fundamental Technical Plan shall no longer be applicable to Telnor and shall nullify any resolutions handed down against Telnor under the Plan.

The Company believes, based on the advice of external lawyers who are handling this matter, that although the Company’s arguments are well-founded, there is no certainty that Telmex and Telnor will obtain favorable results.

15.	Related Parties

a) An analysis of balances due from/to related parties is provided below. All the companies are considered affiliates since TELMEX’s primary shareholders are also either direct or indirect shareholders of the related parties:

	At December 31,			At January 1,
	2011		2010	2010
Accounts receivable:
Sercotel, S.A. de C.V.	P.	324,101	P.165,824	P.	193,316
Radiomovil Dipsa, S.A. de C.V.		82,593
Sears Operadora México, S.A. de C.V.		56,458
Sanborn Hermanos, S.A.		37,267	15,495		6,397
Grupo Técnico de Servicios, S.A. de C.V.		26,414	7,741		2,460
Anuncios en Directorios, S.A. de C.V.		25,474	44,319		27,662
Controladora de Servicios de Telecomunicaciones, S.A. de C.V.		23,965	5,647		18,235
AT&T, Inc.		19,005	25,897		87,885
Claro 155, S.A.		17,403
Telmex Colombia, S.A.		12,438	25,162
Sears Roebuck de México, S.A. de C.V.			16,874		14,231
Alestra, S. de R.L. de C.V.			490,773		454,762
Otras		59,287	95,054		89,587

	P.	684,405	P.892,786	P.	894,535

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(Thousands of Mexican pesos)

15.	Related Parties (continued)

	At December 31,				At January 1,
	2011		2010		2010
Accounts payable:
PC Industrial, S.A. de C.V.	P.	168,890	P.	98,735	P.	29,614
Operadora Cicsa, S.A. de C.V.		161,936		134,040		5,940
Eidon Services, S.A. de C.V.		64,079		106,186
Empresa Brasileira de Telecomunicaçöes, S.A.		48,353		9,798		10,145
Microm, S.A. de C.V.		45,970		52,008		65,349
Grupo Financiero Inbursa, S.A.B. de C.V.		45,729		59,723		50,695
Consorcio Ecuatoriano de Telecomunicaciones, S.A.		38,416		13,108
Fianzas Guardiana Inbursa, S.A.		32,526		818		3,696
Sinergia Soluciones Integrales para la Construcción, S.A. de C.V.		29,457		31,319		4,627
Conductores Mexicanos Eléctricos y de Telecomunicaciones, S.A. de C.V.		18,898		42,812		34,161
Telmex do Brasil, Ltda.		18,480		7,871		11,096
Grupo Telvista, S.A. de C.V.		18,403		13,590		4,649
Editorial Contenido S.A.		10,549
Radiomovil Dipsa, S.A. de C.V.				501,699		1,027,048
Inversora Bursátil, S.A. de C.V.				131,813		127,472
Eidon Software, S.A. de C.V.						103,738
Otras		84,500		110,836		123,898

	P.	786,186	P.	1,314,356	P.	1,602,128

Short-term debt:
América Móvil			P.	6,178,550
Long-term debt:
América Móvil	P.	9,870,000

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(Thousands of Mexican pesos)

15.	Related Parties (continued)

b) For the years ended December 31, 2011 and 2010, the Company had the following transactions with related parties:

	2011		2010
Investment and expenses:
Construction services, purchase of materials, inventories and fixed assets (1)	P.	5,391,385	P.	2,948,738
Network maintenance services, insurance premiums, information technology services and others (2)		3,280,089		2,877,506
Calling party pays interconnection fees and other telecommunication services (3)		3,479,511		7,069,638
Cost of termination of international calls (6)		765,562		730,292

Revenues:
Billing and collection services, access to the telephone directory customer data base and other services (4)		1,727,135		1,830,032
Rental of private circuits and other telecommunications services (5)		4,854,849		4,866,957
Revenues from termination of international calls (6)		546,279		709,844

(1) Includes P.5,171,398 in 2011 (P.2,720,123 in 2010) for network construction services and purchase of construction materials from subsidiaries of Grupo Carso, S.A.B. de C.V. (Carso Group), which is an entity under common control with América Móvil. Also includes P.97,204 in 2010 for the purchase of equipment for broadband platform services from 2Wire.

(2) Includes P.708,088 in 2011 (P.343,810 in 2010) for network maintenance services from subsidiaries of Carso Group; P.584,254 in 2011 (P.632,059 in 2010) for information technology services received from affiliates; P.327,674 in 2011 (P.327,674 in 2010) for the production and distribution of white pages telephone directories and advertising in the yellow pages with subsidiaries of América Móvil; P.605,373 in 2011 (P.518,680 in 2010) for insurance premiums with Seguros Inbursa, S.A. (Seguros), which, in turn, places most of this amount in reinsurance with third parties; P.235,934 in 2011 (P.196,417 in 2010) for telemarketing services with Grupo Telvista; and P.159,083 in 2010 for fees paid for administrative and operating services to AT&T Mexico, Inc. (AT&T Mexico) and Carso Global Telecom. Seguros is an entity under common control with América Móvil; Grupo Telvista is subsidiary of América Móvil; and AT&T Mexico is subsidiary of AT&T, Inc., a non-controlling shareholder of América Móvil.

(3) Includes P.3,478,444 in 2011 (P.7,068,477 in 2010) for interconnection expenses under the “Calling Party Pays” program for outgoing calls from fixed line telephones to cellular telephones paid to subsidiaries of América Móvil.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(Thousands of Mexican pesos)

15.	Related Parties (concluded)

(4) Includes P.228,502 in 2011 (P.235,742 in 2010) for billing and collection services rendered to subsidiaries of Grupo Financiero Inbursa, S.A.B. de C.V. (Inbursa); P.301,440 (P.301,440 in 2010) for the use and updating of the telephone directory customer database, as well as P.296,978 (P.317,945 in 2010) for billing and collection service, administrative service and others with subsidiaries of América Movil; and P.657,562 (P.562,852 in 2010) for the leasing of buildings and other services rendered to subsidiaries of América Móvil. Inbursa is an entity under common control with América Móvil.

(5) Includes P.4,211,032 in 2011 (P.3,767,925 in 2010) for revenues invoiced to a subsidiary of América Móvil for the rental of private circuits and interconnection services.

(6) Includes costs and revenues with companies of AT&T Inc. and with subsidiaries of América Móvil.

c) An analysis of employee benefits granted to the Company’s key management or directors is as follows:

	2011		2010
Short and long-term direct benefits	P.	50,619	P.	45,461
Post-retirement benefits		3,989		4,831

Total	P.	54,608	P.	50,292

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(Thousands of Mexican pesos)

16.	Equity

a) At December 31, 2011, capital stock is represented by 18,030 million shares issued and outstanding with no par value, representing the Company’s fixed capital (18,158 million at December 31, 2010 and 18,192 million at January 1, 2010). All such shares have been fully subscribed and paid and are comprised of the following:

	At December 31,		At January 1,
	2011	2010	2010
7,840 million Series “AA” common shares (7,840 million at December 31. 2010 and 8,115 million at January 1, 2010)	P.3,292,741	P.3,292,741	P.3,408,245
366 million Series “A” common shares (383 million at December 31, 2010 and 395 million at January 1, 2010)	176,705	184,997	190,606
9,824 millions Series “L” shares with limited voting rights (9,935 million at December 31, 2010 and 9,682 million at January 1, 2010)	1,971,849	1,989,297	1,874,964

Total	P.5,441,295	P.5,467,035	P.5,473,815

At December 31, 2011 and 2010 and at January 1, 2010, the historical value of the Company’s capital stock was P.77,843, P.78,398, and P.78,545, respectively.

An analysis of the changes in 2011 and 2010 is as follows:

	Capital stock (1)
	Series “AA”			Series “A”			Series “L”
	Number	Amount		Number	Amount		Number	Amount
Balance at January 1, 2010	8,115	P.	3,408,245	395	P.	190,606	9,682	P.	1,874,964
Cash purchase of Company’s own shares						(3)	(34)		(6,777)
Conversion of shares	(275)		(115,504)	(12)		(5,606)	287		121,110

Balance at December 31, 2010	7,840		3,292,741	383		184,997	9,935		1,989,297
Cash purchase of Company’s own shares							(128)		(25,740)
Conversion of shares				(17)		(8,292)	17		8,292

Balance at December 31, 2011	7,840	P.	3,292,741	366	P.	176,705	9,824	P.	1,971,849

(1)	Number of shares in millions.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(Thousands of Mexican pesos)

16.	Equity (continued)

The Company’s capital stock must be represented by no less than 20% of Series “AA common shares, which may be subscribed and acquired only by Mexican investors, and at all times must represent at least 51% of the common shares of total capital stock; Series “A” common shares, which may be freely subscribed, and must not exceed more than 19.6% of capital stock and no more than 49% of the common shares of total capital stock; both Series “AA” and “A” shares combined may not represent more than 51% of capital stock; and Series “L” shares, which have limited voting rights and may be freely subscribed, in a percentage when combined with the Series “A” shares may not exceed 80% of capital stock.

Voting rights

Each ordinary share of the Series “AA” and “A” entitles the holder to one vote at the general shareholders’ meetings. Each Series “L” share entitles the holder to one vote at all shareholders’ meetings in which holders of Series “L” shares are authorized to vote. In accordance with the Eighth Clause of the Company’s bylaws, holders of Series “L” shares only have the right to vote to designate two directors on the Board of Directors and their corresponding alternate directors, and on the following matters:

•	The transformation of one type of entity to another;

•	Any merger in which TELMEX is not the surviving entity or any merger with an entity whose principal corporate purposes are different from those of TELMEX (when TELMEX is the surviving entity); and

•	Cancellation of the registration of TELMEX’s shares in the securities or special sections of the Mexican National Securities Registry and in any foreign stock exchanges in which they are registered.

In order for the resolutions adopted in extraordinary shareholders’ meetings related to any of the matters on which the Series “L” shares are entitled to vote to be validated, the approval by a majority vote of the Series “AA” and Series “A” shareholders will be required.

Under Mexican law, the shareholders of any Series of shares are also entitled to vote as one class on any proposal that could adversely affect the rights of the shareholders of that particular series and the Company’s shareholders (including the Series “L” shareholders), which individually or collectively represent 20% or more of all capital stock could judicially oppose any shareholders’ resolution with respect to those resolutions for which such shareholders have the right to vote. The determination of whether a matter requires the vote by the holders of Series “L” shares under such basis would initially be made by the board of directors or by any other party that calls a shareholders’ meeting to decide on the resolution. A negative decision would be subject to judicial challenge by any affected shareholder, and a court would ultimately determine the necessity for a class vote. There are no other procedures for determining whether a proposal requires a class vote, and Mexican law does not provide extensive guidance on the criteria to be applied in making such a determination.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(Thousands of Mexican pesos)

16.	Equity (concluded)

b) In 1994, the Company initiated a program to purchase its own shares. The cost of the repurchased shares, in the amount that exceeds the portion of capital stock corresponding to the repurchased shares, is charged to retained earnings.

At a regular shareholders’ meeting held on March 3, 2009, the shareholders approved an increase of P.10,000,000 in the total authorized nominal amount for the repurchase of the Company’s own shares. The remainder of the previously authorized amount was P.340,868, bringing the total maximum amount to be used for this purpose to P.10,340,868.

In 2011, the Company acquired 128.5 million Series “L” shares for P.1,358,773.

In 2010, the Company acquired 33.9 million Series “L” shares for P.339,746 and 6,906 Series “A” shares for P.76.

At December 31, 2011 and 2010 and at January 1, 2010, the Company had 14,202 million (14,160 million Series “L” and 42 million Series “A” shares), 14,074 million (14,032 million Series “L” y 42 million Series “A” shares) and 14,040 million (13,998 million Series “L” and 42 million Series “A” shares) held as treasury shares, respectively.

c) In conformity with the Mexican Corporations Act, at least 5% of net profit of the year must be appropriated to increase the legal reserve. This practice must be continued each year until the legal reserve reaches at least 20% of capital stock.

d) At a regular meeting held on April 28, 2011, the shareholders agreed to declare a cash dividend of P.0.55 per outstanding share, to be paid in four installments of P.0.1375 each in June, September and December 2011, and in March 2012. In March 2011, the Company paid the fourth installment of P.0.1250 per outstanding share, which was authorized at the regular meeting held on April 29, 2010.

At a regular meeting held on April 29, 2010, the shareholders agreed to declare a cash dividend of P.0.50 per outstanding share, to be paid in four installments of P.0.1250 each in June, September and December 2010, and in March 2011. In March 2010, the Company paid the fourth installment of P.0.1150 per outstanding share, which was authorized at the regular meeting held on April 29, 2009.

The cash dividends paid in 2011 and 2010 was P.9,508,964 and P.8,736,965, respectively.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(Thousands of Mexican pesos)

17.	Income Tax and Flat-Rate Business Tax

a) Through December 31, 2009, the corporate income tax rate was 28%. Under the Mexican Tax Reform Law approved on December 7, 2009, the corporate income tax rate was increased from 28% to 30% for the period from January 1, 2010 through December 31, 2012, and will be scaled back to 29% in 2013, and to 28% in 2014 and future years.

b) On October 1, 2007, the Flat-Rate Business Tax (FRBT) Law was published and became effective as of January 1, 2008.

The FRBT is computed by applying the applicable rate to income determined on the basis of cash flows, which is determined by deducting authorized deductions from all income collected from those activities that are subject to the tax. Certain FRBT credits also may be deducted from the FRBT payable. The FRBT rate is 17.5%.

For the years ended December 31, 2011 and 2010, the Company had no FRBT payable and, based on its tax projections, estimates that it will not be subject to the payment of FRBT in subsequent years.

c) An analysis of the income tax provision is as follows:

	2011		2010
Current year income tax	P.	6,234,836	P.	9,269,487
Deferred tax		1,098,373		(944,442)

Total	P.	7,333,209	P.	8,325,045

A reconciliation of the statutory income tax rate to the effective rate recognized for financial reporting purposes is as follows:

	2011%	2010%
Statutory income tax rate	30.0	30.0
Depreciation	(0.5)	(1.1)
Social security benefits	1.9	1.6
Monetary gain	3.1	4.2
Other	(1.1)	0.7

Effective income tax rate	33.4	35.4

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(Thousands of Mexican pesos)

17.	Income Tax and Flat-Rate Business Tax (concluded)

At December 31, 2011 and 2010 and at January 1, 2010, the Company recognized deferred income taxes on the following temporary differences:

	At December 31,				January 1,
	2011		2010		2010
Deferred tax assets:
Allowance for bad debts and slow-moving inventories	P.	1,369,846	P.	1,233,739	P.	877,847
Tax loss carryforwards		118,490		112,731		87,365
Advance billings		573,476		379,101		460,296
Accrued liabilities		1,290,664		1,201,474		1,492,470
Employee profit sharing		475,548		560,959		621,496
Derivative financial instruments		440,060		151,834

		4,268,084		3,639,838		3,539,474

Deferred tax liabilities:
Fixed assets		(12,768,938)		(13,257,546)		(14,357,101)
Inventories		(21,615)		(15,174)		(13,667)
Licenses and trademarks		(170,382)		(187,251)		(69,031)
Employee benefits		(6,251,882)		(4,561,060)		(4,261,387)
Prepaid expenses		(343,614)		(260,206)		(325,215)
Unbilled revenues		(327,914)
Derivative financial instruments						(234,170)

		(19,884,345)		(18,281,237)		(19,260,571)

Deferred tax liability, net	P.	(15,616,261)	P.	(14,641,399)	P.	(15,721,097)

d) Declared dividends exceeding the “Net tax profit account” (CUFIN) will be subject to income tax at the corporate tax rate at the date when paid.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(Thousands of Mexican pesos)

18.	Segments

TELMEX operates primarily in two segments: local and long distance telephone service. The local telephone service segment corresponds principally to the local fixed-line wired service, including interconnection service. The long distance service segment includes domestic service and the international service. Others segments include the long distance calls made from public and rural telephones, data services and other services. Additional information related to the Company’s operation is provided in Note 1. The following summary shows the most important segment information, which has been prepared on a consistent basis:

	(In millions of Mexican pesos)
	Local service		Long distance		Other segments		Adjustments		Consolidated total
December 31, 2011:
Revenues:
External revenues	P.	56,577	P.	19,611	P.	35,878			P.	112,066
Intersegment revenues		11,744				801	P.	(12,545)
Depreciation and amortization		9,120		1,604		6,212				16,936
Operating profit		12,825		1,433		12,324				26,582
Segment assets		66,683		11,127		54,175				131,985

December 31, 2010:
Revenues:
External revenues	P.	60,489	P.	20,056	P.	33,017			P.	113,562
Intersegment revenues		11,338				885	P.	(12,223)
Depreciation and amortization		9,335		1,698		6,467				17,500
Operating profit		13,788		1,528		12,743				28,059
Segments assets		65,321		10,647		40,520				116,488

The financing cost, equity interest in net profit of associated companies and the income tax expense are not allocated to each segment, because they are handled at the corporate level.

Segment assets include plant, property and equipment (excluding accumulated depreciation), construction in progress and advances to equipment suppliers, and inventories for operation of the telephone plant.